Form 20-F
period 2020-12-31
Lixiang Education Holding Co. Ltd.
filed 2021-04-30
CIK 1814067

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number: 001-39559

Lixiang Education Holding Co., Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

(Address of principal executive offices)

Weijian Xu, Chief Financial Officer

Telephone: +86-578-2267142

Email: irlxeh@lsmxjy.com

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American depositary shares, each representing five ordinary shares	LXEH	The Nasdaq Stock Market LLC (The Nasdaq Global Market)

Ordinary shares, par value US$0.0001 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Market)

*	Not for trading, but only in connection with the listing on The Nasdaq Stock Market LLC of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2020, there were 66,667,000 ordinary shares outstanding, par value of US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐  Yes    ☒  No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐  Yes    ☐  No

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated or the context otherwise requires, references to:

•	“ADRs” refer to our American depositary receipts that evidence our ADSs;

•	“ADSs” refer to our American depositary shares, each of which represents five ordinary shares;

•	“CAGR” refers to compound annual growth rate;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Hong Kong, Macau and Taiwan;

•	“Liandu WFOE” refers to Zhejiang Mengxiang Consultancy Services Co., Ltd., a wholly foreign-owned enterprise incorporated under the laws of the PRC;

•	“Lishui Mengxiang” refers to Lishui Mengxiang Education Development Company Limited, a company incorporated under the laws of the PRC and the sponsor of our School;

•

“Lixiang,” “we,” “us,” “our company”, “the Company” and “our” refer to Lixiang Education Holding Co., Ltd. (formerly known as Lianwai Education Group Limited), an exempted company incorporated in the Cayman Islands with limited liability, and its subsidiaries, and, in the context of describing our operations and combined and consolidated financial information, also include its consolidated variable interest entities;

•	“Mengxiang Holdings” or Controlling Shareholder” refers to, Mengxiang Holdings Limited, a British Virgin Islands company;

•	“ordinary shares” refer to our ordinary shares of par value US$0.0001 per share;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•	“SEC” refers to the United States Securities and Exchange Commission;

•	“School” refers to Liandu Foreign Language School, comprising of Baiyun Campus, Yijing Campus—Featured Division and High School Division;

•

“school year” refers to the periods from September of each calendar year to July of the following calendar year which consists of two semesters. The first semester usually commences in September of each year and ends in January of the following year, while the second semester usually commences in March and ends in July of the following year;

•	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States; and

•

“variable interest entities” or “VIEs” refer to Lishui Mengxiang and our School, the PRC entities of which we have power to control the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests and all or a portion of the assets at the minimum price possible to the extent permitted by PRC law.

Exchange Rate Information

Our business is conducted in China, all of our revenue is denominated in RMB and our financial records are maintained in RMB, our functional currency. Our reporting currency is RMB and this annual report on Form 20-F contains translations of RMB into U.S. dollars solely for the convenience of the reader. The exchange rate used for translation on December 31, 2020 was US$1.00=RMB6.5250, representing the certificated exchange rate published by the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the trends in, expected growth, market size and student enrollment in the private fundamental education industry, in China;

•	expected changes in our revenue, costs or expenditures;

•	competition in our industry;

•	relevant government policies and regulations relating to our industry;

•	general economic and business conditions in China; and

•	the development of COVID-19 in the PRC and globally.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—D. Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report on Form 20-F and the documents that we reference in this annual report on Form 20-F completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following summary consolidated statements of comprehensive income for the fiscal years ended December 31, 2018, 2019 and 2020 and summary consolidated balance sheets as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included in this annual report on Form 20-F beginning on page F-1. The following summary consolidated balance sheets as of December 31, 2018 have been derived from our audited consolidated financial statements not included in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States of America, or US GAAP. Our historical results are not necessarily indicative of results expected for future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.

The following table presents our summary consolidated statements of comprehensive income for the fiscal years ended December 31, 2018, 2019 and 2020.

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net revenues:
Revenue from tuition, meal and accommodation services	133,067,118	143,635,495	152,954,782	23,441,346
Other revenue	7,768,276	6,111,808	4,616,008	707,434
Revenue from related parties	1,688,191	2,373,333	1,668,572	255,721

Total net revenue	142,523,585	152,120,636	159,239,362	24,404,501
Cost of revenues	(89,609,968)	(98,132,945)	(114,164,679)	(17,496,503)

Gross profit	52,913,617	53,987,691	45,074,683	6,907,998

Operating expenses:
General and administrative expenses	(27,621,026)	(9,275,857)	(19,224,388)	(2,946,266)

Total operating expenses	(27,621,026)	(9,275,857)	(19,224,388)	(2,946,266)

Income from operations	25,292,591	44,711,834	25,850,295	3,961,732

Interest expense	(5,086,720)	(3,426,380)	(2,077,129)	(318,334)
Interest income	86,112	52,894	60,011	9,197
Change in fair value of short-term investments	60,931	5,217	(5,217)	(800)
Gain on disposal of Lianwai Kindergarten	242,971	—	—	—
Other income, net	6,816,556	5,893,432	9,757,124	1,495,345

Income before income tax expense	27,412,441	47,236,997	33,585,084	5,147,140
Income tax expense	—	—	—	—

Income from operations, net of tax	27,412,441	47,236,997	33,585,084	5,147,140
Net income	27,412,441	47,236,997	33,585,084	5,147,140

Net income attributable to the Company’s ordinary shareholders	27,412,441	47,236,997	33,585,084	5,147,140

Net income	27,412,441	47,236,997	33,585,084	5,147,140
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax	—	—	(7,956,640)	(1,219,408)

Comprehensive income	27,412,441	47,236,997	25,628,444	3,927,732

Net income attributable to the Company’s ordinary shareholders	27,412,441	47,236,997	25,628,444	3,927,732
Net income per share
—Basic and diluted	0.55	0.94	0.62	0.10
Weighted average number of ordinary shares used in per share calculation
—Basic and diluted	50,000,000	50,000,000	54,166,750	54,166,750

The following table presents our summary consolidated balance sheet data as of December 31, 2018, 2019 and 2020.

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	2,648,397	24,722,917	212,769,706	32,608,386
TOTAL ASSETS	266,202,374	303,277,683	460,003,449	70,498,615
TOTAL LIABILITIES	142,293,090	132,131,402	92,534,523	14,181,538
Ordinary Shares (USD$0.0001 par value; 500,000,000, 500,000,000 and 500,000,000 shares authorized, 50,000,000, 50,000,000 and 66,667,000 shares issued and outstanding as of December 31, 2018, 2019 and 2020, respectively)	—	—	45,198	6,927
TOTAL SHAREHOLDERS’ EQUITY	123,909,284	171,146,281	367,468,926	56,317,077

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in our ADSs involves a number of risks, including risks relating to our business and industry, risks relating to our corporate structure, risks relating to doing business in China and risks relating to our ADSs. A description of factors that could materially affect our business, financial condition or operating results is provided below.

Risks Relating to Our Business and Industry

Substantial uncertainties exist with respect to the interpretation and application of the Decision of the Standing Committee of the National People’s Congress on Amending the Private Education Promotion Law of the PRC, or the Decision, and the amended Law for Promoting Private Education of the PRC, or the Promotion Law.

The private education industry in the PRC is subject to various laws and regulations including among others the Promotion Law promulgated in December 2002, which are subject to changes to accommodate the development of the education industry, in particular, the private education industry from time to time. On November 7, 2016, the Decision amended the Promotion Law. On December 29, 2018, the Promotion Law was further amended. Under the Decision and the current Promotion Law, private schools may be established as non-profit or for-profit entities. The sponsor of a non-profit private school shall not receive proceeds from the running of the school and the cash surplus of the school shall be retained for the running of the school, while the sponsor of a for-profit private school may gain proceeds from the running of the school, and the cash surplus of the school may be distributed in accordance with applicable PRC laws. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Private Education in the PRC.” Our School provides compulsory education and we expect that when the relevant implementation policies are in effect, our School sponsor will register it as a non-profit private school. We will conduct the registration for private schools in accordance with the applicable PRC laws and the implementing rules to be issued by the competent local government authorities.

There are substantial uncertainties regarding the interpretation and application of the Decision and the Promoting Law, as amended, which affect or may affect our industry as a whole or our School. Such uncertainties include, among others:

•	Uncertainties with respect to liquidation

According to the Decision, upon liquidation of for-profit private schools, school sponsors can obtain the schools’ remaining assets after the settlement of the schools’ indebtedness. The Decision also states that, a private school established before the promulgation of this Decision registered as non-profit, shall give appropriate compensation out of the remains to the sponsors after its property is liquidated, at its termination, based on their applications and by taking into full account of the circumstances. After that, the remaining assets shall be used for the operation of other non-profit private schools. The Decision is silent on how or by whom the aforesaid rest of the remaining assets of a liquidated non-profit private school shall be dominated or disposed of. Accordingly, we may not be able to transfer all or part of the remaining assets and residual interests of our School to Liandu WFOE upon their liquidation. As a result, our business, our financial position and the market price of our shares may be materially and adversely affected.

•	Uncertainties with respect to school fees

According to the Decision, the fees charged by private schools shall be determined in accordance with costs and market demand. The level of fees charged by for-profit private schools is determined by the schools at their discretion, while the level of fees charged by non-profit private schools shall be regulated by the relevant local government authorities. The tuition and boarding fees we charge at our School are currently regulated by the relevant local government authorities, and the regulations or rules implementing the Decision may continue to impose limits on the fees we charge at our School or prevent us from raising the tuition and boarding fees to our desired levels or at all. There is uncertainty as to whether there will be any material adverse impact on the fees charged by non-profit private schools generally or our School. We may not be able to maintain our current tuition and boarding fees, and may not be able to raise any of such fees at our desired rates, times and places or at all in the future. As a result, our business, our financial position and the market price of our shares may be materially and adversely affected.

•	Uncertainties with respect to supporting measures

According to the Decision, additional supportive measures will be provided for private schools. Non-profit private schools will enjoy more supportive measures than for-profit private schools, such as government subsidies, fund awards and incentive donations. Non-profit private schools will enjoy the same preferential tax policies as public schools, while for-profit private schools will not be expected to enjoy the same preferential tax policies as public schools and non-profit private schools. The Decision does not specify whether and how existing schools that choose to become for-profit private schools will be required to pay additional taxes during the transition process. As the relevant PRC tax laws have not been amended to distinguish between non-profit and for-profit private schools, there is currently uncertainty as to whether the tax treatments will change after the Decision becomes effective. According to the Decision, non-profit private schools will enjoy the same treatment as public schools with respect to the supply of land, which will be supplied by the government through allocation or other means, and for-profit private schools are not expected to enjoy the same treatment as public schools and non-profit private schools. There is uncertainty as to whether and how our School will be able to benefit from any of such additional supporting measures as contemplated or at all. We cannot assure you that the tax and other treatments contemplated under the Decision will not change or that they apply or continue to apply to our School after the Decision becomes effective.

As a result of the uncertainties in connection with the Decision, there can be no assurance that the Decision and subsequent interpretation in connection therewith will not materially and adversely affect our business, financial condition, results of operations and the market price of our shares. Moreover, any speculation in the market with respect to such interpretation, application and implementation, whether or not they will be materialized as speculated or at all, may negatively affect the market price of our shares.

While we intend to comply with all new and existing laws and regulations, we cannot assure you that we will always be deemed to be in compliance with the new laws and regulations, interpretation of which may remain uncertain and relevant PRC government authorities may take a different view or change their policy in the future, or that we will be able to efficiently change our business practice in line with the new regulatory environment. Any such failure could materially and adversely affect our business, financial condition and results of operations.

Substantial uncertainties exist with respect to the Implementing Regulations for the Law of the PRC on the Promotion of Privately-run Schools (Revised Draft) (Draft for Comments), or the MOJ Draft for Comments, and relevant regulations lately issued, and if the MOJ Draft for Comments is promulgated in the form as published, it may impact the legality of our existing structure, our contractual arrangements and our expansion.

On August 10, 2018, the Ministry of Justice of the PRC, or the MOJ, released the MOJ Draft for Comments for public review, which made certain significant changes to some provisions of the Implementation Rules for the Law for Promoting Private Education of the PRC, or the Implementation Rules. The MOJ has not provided the timeframe for the Implementation Rules. As of the date of this annual report on Form 20-F, the new implementing regulation on the Law for Promoting Private Education had not been promulgated and entered into force.

The MOJ Draft for Comments stipulates provisions of the operation and management of private schools, such as our School. The provisions and the related risks of the MOJ Draft for Comments mainly include:

•

foreign investment enterprises established in China and social organizations for which the foreign party is the actual controller shall not establish, participate in establishment of, or actually control private schools providing compulsory education. However, given that our actual controller, Ms. Fen Ye, is a natural person of Chinese nationality, we do not fall under the circumstance specified as the social organization for which the foreign party is the actual controller;

•

social organizations which adopt centralized school management models are not allowed to control non-profit private schools through ways such as mergers and acquisitions, franchising or contractual arrangements. We currently operate only one school in which case will not be generally recognized as adopting “centralized school management models”, and there are no express restrictions on acquiring control of for-profit private schools, or, establishing a new non-profit private school by us or jointly with any other third-party subject to other applicable PRC Laws; and

•

private schools which have transactions with related parties shall follow the principles of openness, fairness, and justice and shall not damage national interests, school interests, and teacher and student rights. Any material, long-term or recurring agreement entered into between a non-profit private school and its related parties shall be reviewed and audited by the education administrative authorities as well as the human resources and social security authorities in terms of the necessity and legality of such agreement and its compliance with the applicable laws and regulations. Accordingly, our contractual arrangements may be regarded as related-party transactions of our School and we may incur compliance costs for establishing disclosure mechanisms and undergoing review and audit by the relevant government authorities. Government authorities may also consider that one or more agreements underlying our contractual arrangements do not comply with applicable PRC laws and regulations and our contractual arrangements may be required to be amended or to accommodate other more stringent regulatory requirements.

As advised by our PRC legal counsel, the agreements under our contractual arrangements are valid, legal and binding under the existing applicable PRC Laws and regulations, and pursuant to the Legislation Law of the PRC, laws, administrative regulations and rules shall not be retroactive unless otherwise regulated specially. However, there can be no assurance that relevant PRC governmental agencies would reach the same conclusion as our PRC legal counsel. Based on the above, we are of the view that if the implementing regulation of the Private Education Promotion Law of the PRC is legislated in the same form as the MOJ for Comments, other than the risks listed above, our existing corporate structure and contractual arrangements will remain valid and adoptable.

Given the evolving regulatory environment, there is uncertainty as to the effective time and the provisions of the Implementation Rules and how they will be implemented and interpreted. Further, if the new implementing regulations on the Law for Promoting Private Education are officially promulgated in the near future, the local competent authorities will, in general, issue local implementation rules with which we are also required to comply. To the extent that we are unable to fully comply with any of these requirements, our business, financial condition and results of operations may be materially and adversely affected.

The Opinions on Further Strengthening and Regulating the Administration of Education Fees, or the Opinions, which were issued on August 17, 2020 by the relevant authorities, reiterate the provision from the Decision that the sponsors of non-profit privately-run schools shall not gain proceeds from the running of schools. The Opinions further underline that the sponsors of non-profit privately-run schools and non-profit privately-run sino-foreign cooperative educators shall be prohibited from obtaining proceeds from the running of schools such as tuition income, distributing school balances (residual assets) or transferring proceeds from the running of schools through related-party transactions or affiliated parties or other means. The Opinions have not specified (a) whether the contractual arrangements fall within the activities of transferring the proceeds from the running of schools through transactions with related-parties and affiliated parties, (b) the relevant legal consequences of engaging in activities through contractual arrangements, or (c) the scope of proceeds from the running of schools by listing other possible income sources such as meal and accommodation services.

We are entitled to the service fees to be paid by our School that are largely derived from the proceeds from the running of schools pursuant to our contractual arrangements. See “Item 4. Information on the Company—C. Organizational Structure—Corporate History and Structure—Contractual Arrangements.” If any law and regulation that may be promulgated in the future further defines the contractual arrangements, including ours, as related-party transactions transferring proceeds from the running of schools, we could be prohibited from obtaining the part of the service fees under our contractual arrangements that is funded by proceeds from the running of schools. While tuition income is a quintessential example of proceeds from the running of schools, it is not entirely clear whether meal and accommodation fees also fall into this category barring further legislative or regulatory clarification. In 2018, 2019 and 2020, we derived 93.4%, 94.4% and 96.1% of our total revenue, respectively, from tuition, meal and accommodation fees combined, and 68.0%, 72.2% and 78.8% of our total revenue, respectively, from tuition alone. We cannot assure you that the Opinions will not be interpreted, or further laws and regulations will not be promulgated, in a way that would affect or impair our ability to retain the service fees under the contractual arrangements in the future. Our business, financial condition and results of operations would be materially and adversely affected if we are unable to obtain any or all of the services fees to be paid by our School under the contractual arrangements.

We may be unable to maintain or raise the tuition, meal and accommodation service fees we charge as planned.

We derive the majority of our revenue from tuition, meal and accommodation service fees. We determine the rates of the tuition or other fees for our School primarily based on limits, guidelines and requirements set by the authorities and commercial considerations such as the demand for our educational programs, our cost of revenues, the tuition charged by our competitors, our pricing strategy, the economic conditions of Lishui City, Zhejiang Province and the general economic conditions in China.

Any increase in the tuition and accommodation service fees we charge at our School is subject to regulatory approval. Moreover, the Decision sets out certain specific requirements with respect to the level of fees charged by non-profit private schools. Therefore, we may face the risks that we can only maintain our current tuition and accommodation service fees, and may not be able to raise any of such fees for our School at our desired rates, times and places or at all in the future.

Even if our intended rates of tuition and other fees are approved by the authority, we may fail to attract sufficient prospective students to apply for our School at those levels. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Our business depends on the market recognition of our brand and reputation that we may not be able to maintain.

The success of our business has depended and will continue to depend on our brand and reputation. Our brand and reputation may be affected by a number of factors, including student and parent satisfaction rates, teaching quality, our students’ academic performances and test scores, campus accidents, scandals involving our School, negative publicity and failure to pass governmental inspections. Some of these factors are beyond our control. In addition, as we continue to grow in size, expand our programs and extend our geographic reach, it may become difficult to maintain quality and consistency in the services we offer, which may lead to diminishing confidence in our brand name and negatively affect our reputation. If our brand or reputation is damaged or negatively affected, students’ and parents’ interest in our School may decrease and our business, financial condition and results of operations could be materially and adversely affected.

We have developed our student base primarily through word-of-mouth referrals. However, we cannot assure you that our marketing efforts will be successful or sufficient in further promoting our brand and reputation to help us maintain or increase student enrollment. Moreover, there can be no assurance that our brand and reputation will hold sufficient market recognition in the geographic areas where we plan to acquire or establish schools. If we are unable to further enhance the market recognition of our brand and reputation, or if we are required to incur excessive marketing expenses to promote our brand and reputation, our business, financial condition and results of operations may be materially and adversely affected.

We may fail to continue to recruit and retain students in our School.

The success of our business depends on the number of students enrolled in our School and in any school we may acquire or establish in the future. Our ability to attract and retain students depends on several factors, including our ability to:

•	enhance existing programs to respond to market changes and the demands of students and parents;

•	develop new programs or schools that appeal to students;

•	maintain and improve our reputation for providing high quality private education;

•	maintain and improve the academic and non-academic performance of our students;

•	recruit and retain qualified teachers;

•	manage our growth while maintaining the consistency of our teaching quality;

•	expand our student capacity;

•	effectively market our School and programs to prospective students; and

•	respond to the increasing competition in the market.

Our Yijing Campus—Featured Division was established in 2017 and recorded a utilization rate of 24.8%, 34.1% and 48.3% as of September 1, 2018, 2019 and 2020, respectively. If we are unable to attract and retain students in our School to fully utilize our campuses, we may record lower operation efficiency and we may be unable to benefit from our initial investments in Yijing Campus—Featured Division. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Our students’ academic performance may fall and satisfaction with our educational services may otherwise decline.

Our students’ academic performance may be affected by various factors, including teaching method and materials, personal efforts, learning environment, pressure and family influence, some of which may be beyond our control. If their academic performance fall or do not improve as expected, our students may be unable to achieve the test scores necessary for their desired progressions and satisfaction with our educational services may decline. Satisfaction with our educational services may also decline due to negative publicity on our School, directors or management, lack of qualified teachers, unsatisfactory learning environment or other factors, which may result in, among others, a decrease in word-of-mouth referrals and reputation, students’ withdrawal from our School and decreased application for our School. If our student retention rate decreases substantially or if we otherwise fail to continue to attract and admit students due to decreased students’ or parents’ satisfaction with our educational services, our business, financial condition and results of operations may be materially and adversely affected.

We may fail to continue to attract and retain qualified and committed teachers and other school personnel.

We rely substantially on our teachers for the provision of educational services to our students. Our teachers are critical to maintaining the quality of our programs and upholding our brand and reputation. We must continue to attract qualified teachers who are committed to teaching. We face competition from public schools, other private education providers and other institutions for high quality candidates and may have to incur additional costs for our recruitment efforts. We may not be able to recruit enough teachers to keep pace with the growth of our student enrollment while maintaining consistent teaching quality and the overall quality of our education programs. In addition, criteria such as dedication, capability and loyalty are difficult to ascertain during the recruitment process and we may fail to identify and select the desired candidates.

Furthermore, we may be unable to retain high quality teachers or have to incur significant expenditures for our retention efforts. As of September 1, 2020, approximately 61.3% of our teachers had been with us for over five years and 33.3% of the same had been with us for more than ten years. However, there has been turnover of teachers at our School. We had 26, 20 and 19 teachers who discontinued working with us, most of whom left for other job opportunities such as teaching roles with public schools and other private schools in the 2018, 2019 and 2020 school years, respectively. Teachers may be dissatisfied with their workload, compensation, benefits, career path or working environment, which may disrupt our school operations and teaching activities, adversely affect our reputation and damage our ability to attract and retain teachers and students. Similarly, other school personnel such as administrators, counselors and financial staff also play an important role in the efficient and smooth running of our School. There is no guarantee that we can recruit and retain quality personnel to perform these functions in the future without incurring significant costs or at all. If we are unable to attract and retain qualified and committed teachers and other school personnel at reasonable costs or at all, or if there is a significant decrease in teaching quality or educational experiences in our School due to lack of qualified teachers or other school personnel, or if our teachers or other school personnel take disruptive actions to express their dissatisfaction with our School or us, our business, financial condition and results of operations may be materially and adversely affected.

We face intense competition in the education industry and we may fail to compete effectively.

The education sector in China is rapidly evolving, highly fragmented and competitive and we expect competition in this sector to persist and intensify. In the geographic market in which we operate our School, we compete with public schools and other private schools that offer primary school and secondary school education. We compete with these schools across a range of factors, including program and curriculum offerings, tuition level, school location and premises, qualified teachers and other key personnel.

Our competitors that are private schools may offer similar or superior educational programs, with different pricing and service packages that are more appealing than those offered at our School. Some of our competitors that are private schools may have more resources than us and may be able to devote greater resources than we can to the development and promotion of their schools and respond more quickly than we can to changes in student demands, testing materials, admissions standards, market needs or new technology. Our competitors that are public schools may have access to resources that may not be available to private schools and may be able to offer quality educational programs at lower prices than our School. According to the Frost & Sullivan report, tuition charged by public schools is generally lower than tuition charged by private schools, especially premium private schools. In addition, the PRC public education system continues to improve in terms of resources, admission policies and teaching quality and approaches. If public schools relax their admission limitations, offer more diversified curriculum, upgrade their campus facilities or reforms the exam-oriented education approach, they may become more attractive to students, which may lead to increased competition in the education industry.

As a result, we may be required to reduce tuition or increase spending in order to retain or attract students or pursue new market opportunities. If we are unable to successfully retain and attract students, maintain or increase our tuition level, recruit and retain qualified teachers or other key personnel, enhance the quality of our educational services or control competition costs, our business, financial condition and results of operations may be materially and adversely affected.

We may not be able to obtain all necessary approvals, licenses and permits and to make all necessary registrations and filings for our educational and other services in China.

We are required to obtain and maintain various approvals, licenses and permits and fulfill registration and filing requirements in order to operate our School and provide educational and other services to our students. For instance, we are required to obtain and/or renew a private school operation permit, obtain and/or renew a registration certificate for private non-enterprise entities, pass annual inspections conducted by the relevant government authorities and obtain approval from the relevant government authorities as to the scale and scope of our student recruitment activities. Currently, we have obtained and maintained all such approvals, licenses and permits required for our operation.

While we intend to obtain all requisite approvals, licenses and permits, and complete the necessary filings, renewals and registrations on a timely basis for our School, there is no assurance that our efforts will result in full compliance as there may be factors beyond our control, intention and anticipation, and the local PRC authorities may have significant discretion in interpreting, implementing and enforcing the relevant rules and regulations. If we fail to obtain or renew the required approvals, licenses or permits in a timely manner or at all, we may be subject to fines, confiscation of the gains derived from our School, suspension of some or all of our School’s operations, be required to compensate the economic losses suffered by our students or other relevant parties, or be subject to other penalties or administrative actions, which may materially and adversely affect our business, financial condition and results of operations.

We may face risks in relation to our collaboration with Qingtian High School.

We offered high school education services in collaboration with Qingtian High School, a reputable public high school in Qingtian County, Lishui City, pursuant to a contractual arrangement for a period of from June 2017 to June 2020. Under such arrangement, we were mainly responsible for student admission and progression and Qingtian High School was mainly responsible for the curriculum and teaching. We did not extend our cooperation with Qingtian High School upon the expiry of the contractual arrangement as we planned to focus on current primary and middle school private education and explore other opportunities with respect to high school and secondary vocational education services, such as self-operation and acquisition opportunities. Although our existing students of our High School Division will continue to study with us until graduation, we had not recruited new students subsequent to June 2020. We generated RMB28,000, RMB92,000 and RMB90,000 (US$14,000) in 2018, 2019 and 2020 respectively, which accounts for less than approximately 0.1% of our net revenue in the corresponding year, and the end of our cooperation with Qingtian High School could, if at all, affect our operation and financial performance.

We are subject to general conditions and the education industry of Lishui City and/or Zhejiang Province as all of our operations are currently located in a single city.

Our School and its operations are currently located in Lishui City, Zhejiang Province. According to the Frost & Sullivan report, the population of Lishui City and Zhejiang Province in 2019 was 2.7 million and 58.5 million, respectively. While we hope to expand into other cities in the future, we expect that we will continue to generate the majority of our revenue from our School in Lishui City for the foreseeable future.

Consequently, we are highly susceptible to factors adversely affecting the PRC private education industry, or us, in Lishui City and/or Zhejiang Province. If Lishui City or Zhejiang Province experiences an event that materially and adversely affects its education industry or us, such as an economic downturn, a natural disaster or an outbreak of a contagious disease, or if any governmental authorities governing Lishui City or Zhejiang Province adopt regulations that place additional restrictions or burdens on us or on the education industry in general, our business, financial condition and results of operations may be materially and adversely affected.

In addition, because we currently operate only one school, any material negative development with respect to our School could have a material adverse effect on our business, financial condition and results of operations as a whole.

Misconduct of students and employees and improper activities and any negative publicity concerning our School, our Company, our Controlling Shareholder, our directors or our employees may adversely affect us.

Misconduct of students and employees and improper activities may adversely affect our brand image, business and results of operations. In addition, any negative publicity concerning our School, our Company, our Controlling Shareholder, our directors, our employees or any of them, even if untrue, may damage our brand image and reputation, deter prospective students and teachers and take up excessive time of our management and other resources. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Our business depends on our ability to promptly and adequately respond to changes in admission requirements for higher-level education, testing materials and technologies.

Our middle school students are subject to PRC high school entrance exams. The admission scores for the various high schools in China usually change from year to year and so do the admission requirements for overseas universities. Testing materials may also change in terms of focus areas, format and the manner in which such tests are administered. In addition, some admission tests may be conducted in a computer-based format, which requires certain level of computer proficiency by test takers. These changes require us to continually update and enhance the courses we offer and to continually train our students to take standardized tests so as to maximize their performance on these tests. If we fail to adequately prepare our students for admission tests in our everyday classroom teaching and any test preparation courses we offer, our students’ admissions rates to PRC high schools, may decrease and our programs and services may become less attractive to students. Furthermore, if we fail to timely develop and introduce new education services and programs in our School based on the changing education standards in China and abroad, our ability to attract and retain students may decrease. As a result, our reputation, business, financial condition and results of operations may be materially and adversely affected.

We may not be able to successfully implement our business strategies.

Our business strategies include organic growth, strategic alliance with reputable education institutes, acquiring and establishing schools. We may not succeed in implementing our business strategies due to a number of factors, including the following:

•	we may lose government support in Lishui City or in cities to which we plan to expand our operation;

•	we may not be able to admit all qualified students who would like to enroll in our School due to the capacity constraints of our school facilities;

•	we may fail to identify cities with sufficient growth potential in which to acquire or establish schools;

•	we may have limited access to capital resources or may have to rely on the shareholders’ guarantee in obtaining bank facilities;

•	we may fail to acquire or lease suitable land sites in the cities to which we plan to expand our operations;

•	we may fail to effectively market our School or brand in new markets or promote ourselves in existing markets;

•	we may not be able to replicate our successful growth model in new markets;

•	we may not be able to effectively integrate any future acquisitions into our operations;

•	we may fail to obtain the requisite licenses and permits from the authorities necessary to acquire or establish schools at our desired locations;

•	we may not be able to continue to enhance our course materials or adapt our course materials to changing student needs and teaching methods;

•	we may fail to follow the expected timetable with respect to the development of our School; and

•	we may fail to achieve the benefits we expect from our expansion.

If we fail to successfully execute our growth strategies, we may not be able to maintain our growth rate and our business, financial condition and results of operations may be materially and adversely affected.

We may expand our school network through acquisition but the scope of our acquisition may be limited by the MOJ Draft for Comments, and we may not be able to successfully integrate businesses that we acquire.

We may expand our school network through acquisition of additional for-profit private schools. We have limited experience in acquiring schools, and if the MOJ Draft for Comments is adopted in its current form, it may limit the scope of our acquisition plan as the number of target schools available for our acquisition may be reduced. As a result, we expect the competition for acquisition of target schools to intensify. We may not be able to successfully acquire the target schools we have identified as a result.

We further believe we face challenges in integrating business operations and management philosophies of acquired schools. The benefits of our future acquisitions depend in significant part on our ability to effectively and timely integrate management, operations, technology and personnel. The integration of acquired schools is a complex, time-consuming and expensive process that, without proper planning and implementation, could significantly disrupt our business and operations and reputation. The main challenges involved in integrating acquired entities include the following:

•	ability to find suitable targets;

•	retaining qualified teaching staff of any acquired school;

•	consolidating educational services and implementing our educational philosophy and curriculum;

•	integrating information technology platforms and administrative infrastructure;

•

ensuring and demonstrating to our students and their parents that the new acquisitions will not result in any adverse changes to our established brand image, reputation, service quality or standards; and

•	minimizing the diversion of our management’s attention from on-going business concerns.

Negotiating these acquisitions can be time-consuming, difficult and expensive, and may divert our management’s attention and result in debt or dilution to our shareholders. These acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for development of our existing business. In addition, we may not successfully integrate our operations and the operations of the schools we acquire in a timely manner, or at all, and we may not realize the anticipated benefits or synergies of the acquisitions to the extent, or in the timeframe, we anticipated. As a result, our business, financial condition and results of operations may be materially and adversely affected.

While we have incurred initial capital outlay to establish new campuses, we may not be able to obtain a reasonable return during the startup or as expected, which may adversely affect our business, financial condition and results of operation.

Establishment of a new school and/or campus requires significant capital expenditures, including the construction or upgrade of campus and school facilities and other related expenses. We commenced schooling of grades 1 through 4 at the then Yijing Campus in 2003. The primary school education services at the then Yijing Campus were subsequently transitioned to our Baiyun Campus in July 2016 following which we renovated the then Yijing Campus and established our Yijing Campus—Featured Division. The operation of our Yijing Campus—Featured Division commenced in 2017. While the operation of our School is managed as a whole, in connection with establishing our Yijing Campus—Featured Division, we incurred capital expenditure of RMB25.1 million which mainly included renovation fees and purchases of office equipment and other facilities. The number of students enrolled in our Yijing Campus—Featured Division increased from 134 as of September 1, 2018 to 184 as of September 1, 2019 and to 362 as of September 1, 2020, which represented a utilization rate of 24.8%, 34.1% and 48.3% as of September 1, 2018, 2019 and 2020, respectively. If we establish other campuses in the future, it may take time for us to fully utilize the new campuses and to obtain a reasonable return since their commencement of operations. If we are not able to increase our student enrollment at our new campuses during the startup or as expected, which may adversely affect our business, financial condition and results of operation

We recorded net current liabilities as of December 31, 2018 and 2019, respectively.

As of December 31, 2018 and 2019, we had net current liabilities of RMB116.4 million and RMB70.1 million, respectively. We cannot assure you that we will not experience periods of net current liabilities in the future. We may record net current liabilities in future periods as we continue to expand. A net current liabilities position could expose us to liquidity risks, constrain our operational flexibility and adversely affect our ability to obtain financing and expand our business. There can be no assurance that we will always be able to generate sufficient cash flow from our operations or obtain necessary funding to meet our future financial needs, including repaying our loans upon maturity and finance our capital commitments. If we fail to meet our financial obligations, our business, liquidity, financial position and prospects could be materially and adversely affected.

We face risks related to health epidemics, natural disasters or terrorist attacks in China.

We offer accommodation service to our students of Baiyun Campus and Yijing Campus—Featured Division. We also provide on-campus or nearby off-site accommodation to our teachers and staff. The boarding and accommodation arrangements make our students, teachers and staff vulnerable to outbreaks of health epidemics such as the COVID-19 virus, H1N1 flu virus, avian influenza and severe acute respiratory syndrome, or SARS, and Influenza A virus, such as H5N1 subtype and H5N2 subtype flu viruses, natural disasters, such as earthquakes, floods, landslides, as well as terrorist attacks, other acts of violence or war or social instability, especially when such health epidemics, natural disasters or terrorist attacks take place in our School or in or near the regions where our School are located. As a result, our business, financial condition and results of operations may be materially and adversely affected.

An outbreak of COVID-19 was first reported in Wuhan, Hubei Province, the PRC in late 2019 and continues to spread within the PRC and globally. The new strain of coronavirus is considered highly contagious and may pose a serious public health threat. On January 30, 2020, the World Health Organization reportedly declared this COVID-19 outbreak a health emergency of international concern. In March 2020, the World Health Organization declared the COVID-19 a pandemic. Since the COVID-19 outbreak, the PRC government has imposed various strict measures with the aim to contain the virus including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations. Our campuses had been closed down from February 2020 and we provided online education services to our students with the support from a third-party online resource provider. After a closedown of approximately three months as required by local education regulatory authority, our Baiyun Campus, Yijing Campus—Featured Division and High School Division resumed normal operation from April 2020. No students withdrew from our school due to the COVID-19 outbreak. As a result, revenue from meal and accommodation in 2020 slightly decreased, which was partly offset by the increase in our number of students enrolled. In addition, we have taken a series of measures in response to the outbreak to protect our employees, students and teachers in the reopened campuses after the closedown in early 2020, including, among others, checking the temperature of our students, procurement and provision of hand sanitizers and other protective equipment for our employees. As the students’ enrollment is conducted and our tuition is charged on a semester basis, it is anticipated that the COVID-19 outbreak will not have a material long-term impact on our financial condition and operation. Although China has temporality controlled the COVID-19 outbreak, there have been occasional outbreaks of COVID-19 in various cities in China, and the Chinese government may again take measures to contain the spread of COVID-19. The extent to which the COVID-19 outbreak impacts our financial condition and results of operations cannot be reasonably estimated at this time and will depend on future developments, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the COVID-19 outbreak or to treat its impact, government stimulus measures, possibility of another wave in China and other countries, and the development and availability of vaccine and other medical treatment for COVID-19, among others. In addition, in the event that we establish our own online platform or the legal requirements applicable to us change resulting from the changes in the regulatory environment in this area, we may be required to obtain all applicable permits, licenses, certificates and approvals. Any future outbreak of public health epidemics may restrict economic activities in affected regions, resulting in reduced business volume, disrupt our business operations and adversely affect our results of operations.

We may be affected by changes in our target customer group’s preferences towards primary school and middle school education.

We have designed our standard and featured PRC curriculum programs, engaged teachers and staff and constructed our school facilities primarily to serve the demands for high-quality primary and middle school education and, to the extent applicable, high school education of our target customer group, which is primarily the rapidly growing middle class in Zhejiang Province. As of September 1, 2020, 4,493 students enrolled in our standard PRC curriculum programs taught by our Baiyun Campus and High School Division, representing a majority of our total students as of the same date. We believe the demands for private education by our target customer group will continue to grow and expect the revenue from our standard PRC curriculum programs to continue to be the primary source of our revenue. However, our target customer group’s preferences for educational services may change. They may become less interested in standard PRC curriculum programs and be more attracted to international programs, international schools or other educational programs. As of December 31, 2020, we did not operate international schools. If our target customer group’s interest in PRC curriculum programs decreases, student enrollment in our School’s PRC curriculum programs may substantially decrease and we may need to lower our tuition to attract more students. As a result, our business, financial condition and results of operations may be materially and adversely affected.

We are subject to extensive governmental approvals and compliance requirements for the construction and development of our School and in relation to the land and buildings that we own.

For campuses and school facilities constructed and developed for our School, we must obtain various permits, certificates and other approvals from the relevant authorities at various stages of property development, including the land use right certificates, planning permits, construction permits, certificates for passing environmental assessments, certificates for passing fire control assessments, certificates for passing construction completion inspections and building ownership certificates.

In the event that if we lose the rights to any of our land or buildings, our uses of such land or buildings may be limited, or we may be forced to relocate and incur additional costs, which may result in disruptions to our school operations and materially and adversely affect our business, financial condition and results of operations. In addition, we may in the future encounter problems in obtaining the relevant permits, certificates and approvals for the construction and development of our School, which may negatively affect our growth strategies. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Capacity constraints of our school facilities could cause us to lose students to our competitors.

The educational facilities of our School are limited in space and size which is also subject to regulatory approval from the competent departments in charge of urban and rural planning. We may not be able to admit all qualified students who would like to enroll in our School due to the capacity constraints of our current school facilities. Our Baiyun Campus’s capacity remained at 1,640 and 2,880 for its middle school and primary school as of both September 1, 2018 and 2019, and 1,680 and 2,840 for its middle school and primary school as of September 1, 2020, respectively. Our Baiyun Campus recorded a utilization rate of over 90% as of September 1, 2018, 2019 and 2020, respectively. Yijing Campus—Featured Division’s capacity was 540 as of September 1, 2018 and 2019, and increased to 750 as of September 1, 2020. Our Yijing Campus—Featured Division was established in 2017 and recorded a utilization rate of 24.8%, 34.1% and 48.3% as of September 1, 2018, 2019 and 2020, respectively. We may not be able to expand our capacity at our current campuses unless we relocate to other facilities in the local area with more space. If we fail to expand our capacity as quickly as the demand for our services grows, or if we otherwise fail to grow by acquiring or establishing schools and campuses, we could lose potential students to our competitors, and our business, financial condition and results of operations may be materially and adversely affected.

Our historical financial and operating results may not be indicative of our future performance and our financial and operating results may be difficult to forecast.

Our financial and operating results may not meet the expectations of public market analysts or investors, which could cause the price of our ADSs to decline. Our revenue, expenses and operating results may vary from year to year in response to a variety of factors beyond our control, including:

•	our ability to increase student enrollment in our School and raise tuitions fees;

•	general economic conditions and regulations or government actions pertaining to the provision of private educational services in China;

•	shifts in consumer attitude toward private primary and secondary education in China;

•	our ability to control cost of revenues, in particular salary and welfare relating to teachers and other costs; and

•	non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or unexpected circumstances.

Due to these factors, we believe that year-to-year comparisons of our operating results may not be indicative of our future performance and you should not rely on them to predict the future performance of our ADSs.

Accidents or injuries suffered by our students, employees or other people at our School may adversely affect our reputation and subject us to liability.

There are inherent risks of accidents or injuries in schools. We could be held liable in the event of personal injuries, disease, fires or other accidents suffered by students, employees or other people that occur at our School. Although we designate certain staff members in each of our campuses to be in charge of student health and security, in the event of personal injuries, disease, food poisoning, fires or other accidents suffered by our students, employees or other people on our campuses, we may face claims for damages and our School may be perceived unsafe by prospective parents and students.

Claims against us arising from injuries incurred or claimed to have incurred on our campuses may adversely affect our reputation, subject us to significant amounts of damages, divert management’s attention and other resources or increase our insurance costs. As a result, our business, financial condition and results of operations may be materially and adversely affected.

We may be involved in legal and other disputes and claims from time to time arising out of our operations.

We may, in the future, be involved in disputes with and subject to claims by parents and students, teachers and other school personnel, our suppliers, construction companies, third-party sub-contractors and other parties involved in our business. Legal or other proceedings involving us may, among others, incur significant costs, divert management’s attention and other resources, negatively affect our business operations, cause negative publicity against us or damage our reputation. As a result, our business, financial condition and results of operations may be materially and adversely affected.

We may lose the services of our executive directors, officers and other key personnel.

Our future success depends heavily upon the continuing services of our executive directors and officers and in particular, Mr. Biao Wei and Ms. Fen Ye, who have been our leaders since our inception. If one or more of our executive directors, officers or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for experienced executive directors or management personnel in the private education sector is intense, the pool of qualified candidates is very limited and we may not be able to retain the services of our executive directors or officers or key personnel, or attract and retain high-quality executive directors or officers or key personnel in the future. In addition, if any member of our executive directors or officers or any other key personnel joins a competitor or forms a competing company, we may lose teachers, students and staff members. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Each of our executive officers has entered into an employment contract and certain executive officers and/or key employees have entered into confidentiality agreements with us. The employment contracts and confidentiality agreements are governed by PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions such as the United States and uncertainties in the PRC legal system could limit our ability to enforce these agreements. For example, prior court decisions may be cited for reference but not necessary and have limited precedential value in the PRC and the PRC arbitration tribunals and courts have significant discretion in interpreting, implementing or enforcing relevant PRC laws. It is thus difficult to predict the outcome of any arbitration awards or court proceedings or gage the level of legal protection that such awards or proceedings may provide. Accordingly, if any disputes arise between any of our senior executives or key personnel and us, it may be difficult to enforce these agreements against these individuals. As a result, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

Prior to our initial public offering in 2020, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements for the years ended December 31, 2018, 2019 and 2020, we and our independent registered public accounting firm identified a material weakness as of December 31, 2019 and 2020.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is our lack of sufficient financial reporting and accounting personnel with appropriate understanding of accounting principles generally accepted in U.S. GAAP, to design and implement formal period-end financial reporting policies and procedures, to address complex U.S. GAAP technical accounting issues and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. We plan to implement a number of measures to address the material weakness. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.” However, we cannot assure you that these measures may fully address the material weaknesses and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

We are now a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of this Act requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2021. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, being a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Failure to develop appropriate internal control and management structures in line with our rapid growth could result in a material adverse effect on our business, prospects, financial condition and results of operations.

Our business and operations have been expanding rapidly. Significant management resources must be expanded to develop and implement appropriate and effective internal control, risk monitoring and management systems which are in line with our growth. These systems are critical to ensure our compliance with the relevant laws and regulations on an on-going basis, effective business operations and our future development. Historically, our business operations were subject to certain legal risks due to insufficient internal control measures. These miscellaneous fees were mainly fees incurred from medical care and purchase of learning materials. The teachers then immediately transferred all amounts collected to our School’s account. Since June 2020, we have ceased such payment collection arrangement through teachers and no warnings or penalties were imposed upon us by the relevant authorities. However, if we fail to effectively implement our internal control measures and if we fail to allocate appropriate management resources, we may not be able to identify compliance issues, administrative oversight, unfavorable business trends or other risks that could materially and adversely affect our business, prospects, financial condition and results of operations.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report on Form 20-F, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Our business, financial performance and results of operations could be adversely affected by the deterioration of the relation between China and the United States.

The relation between China and the United States is constantly changing. There was a “trade war” between the two countries in 2019 and during 2018, 2019 and 2020, the United States imposed additional import tariffs on specified products imported from China. As a result, China has responded by imposing retaliatory tariffs on goods exported from the United States. Tensions exist in other areas such as political, social and health issues, including the disagreements in relation to the COVID-19 pandemic. In light of the recent tensions between China and the United States, there is a risk that our business and our listing status may be adversely affected by trade restrictions, sanctions and other policies that may be implemented. As we operate in China, any deterioration in political or trade relations might cause a public perception in the United States or elsewhere that might cause our education services to become less attractive. The United States lawmakers have introduced several bills intended to protect American investments in Chinese companies. The PWG criticized China’s failure to uphold international commitment to transparency and called for recommendations to protect U.S. investors from China’s failure to allow audits of U.S.-listed Chinese companies. The PWG may impact U.S.-listed Chinese companies if strict compliance with audit requirements and U.S. law or new listing rules or governance standards were imposed. Furthermore, there have been media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the performance of the stocks of the China-based issuers listed in the United States.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by former U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Under President Joe Biden’s administration, causes of US-China friction remains. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations.

Changes in political conditions and changes in the state of China-U.S. relations are difficult to predict and could adversely affect our business, operating results and financial condition. We cannot predict what effect any changes in China-U.S. relations may have on our ability to access capital or effectively operate our business in China. Moreover, any political or trade controversies between the United States and China, whether or not directly related to our business, could cause investors to be unwilling to hold or buy our ADSs and consequently cause the trading price of our ADSs to decline.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.

The Standing Committee of the National People’s Congress enacted the Labor Contract Law in 2008, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, except where an employee under a fixed-term labor contract, an employer is obligated to sign a permanent labor contract with any employee who has worked for the employer for more than ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. As of December 31, 2020, we had made social insurance contribution for the PRC-based employees based on the relevant PRC laws and regulations and practical measures. If we fail to, or are deemed to have failed to, make adequate social insurance and housing fund contributions in the future, we may be required to make supplemental contributions and/or subject to overdue fees and/or fines and our business, financial condition and results of operations may be adversely affected. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Laws and Regulations Relating to Labor Protection.”

These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

The increases in labor costs in the PRC may adversely affect our business and results of operations and we may face labor and employment related disputes and regulatory penalties.

China’s economy has experienced increases in labor costs in recent years and the overall economy and the average wages in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our employee costs, including salaries and welfare, will continue to increase. Unless we are able to pass on these increased labor costs to our students and their parents by increasing tuition, meal and accommodation service fees, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits to designated government agencies for the benefit of our employees. Compared with its predecessors, the current Labor Contract Law of the PRC imposes stricter requirements on employers in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts, further increasing our labor-related costs such as limiting our ability to terminate employment of some of our employees or otherwise change our employment or labor practices in a cost-effective manner. In addition, as the interpretation and implementation of labor-related laws and regulations are still developing, we cannot assure you that our employment practices have been or will at all times be deemed in compliance with the labor-related laws and regulations in China. If we are subject to severe penalties in connection with labor disputes or government investigations, our business, financial condition and results of operations will be adversely affected.

Seasonal and other fluctuations in our results of operations could adversely affect the trading price of the ADSs.

Our net revenue and results of operations normally fluctuate from quarter to quarter as a result of seasonal variations in our business. Our students and their parents typically pay the tuition and other fees prior to the commencement of a semester, and we recognize revenues from the delivery of education services on a straight-line basis over the semester. The fluctuations may result in volatility or have an adverse effect on the market price of the ADSs. In addition, comparisons of our operating results between different periods within a single financial year, or between the same periods in different financial years, may not be meaningful and should not be relied upon as good indicators of our performance.

We have limited insurance coverage.

We maintain various insurance policies to safeguard against certain risks and unexpected events, such as school liability insurance, student personal accident insurance and property insurance for vehicles. However, our insurance may not be sufficient in terms of amounts and scope. If we were held liable for amounts and claims exceeding the scope or amounts covered by our insurance policies, or suffered losses from incidents for which we do not currently maintain any insurance, we may be required to pay significant damages or suffer significant loss without being able to recover all or part of the amounts from insurance companies, and our business, results of operations and financial condition may be materially and adversely affected. In addition, we do not have any business disruption insurances to cover losses caused by natural disasters or catastrophic events, which may significantly disrupt our business operations and incur substantial costs on us, and may materially and adversely affect our business, financial condition and results of operations.

We may not be able to adequately protect our intellectual property rights.

As of December 31, 2020, we had 17 and two registered trademarks in the PRC and Hong Kong, respectively. As of December 31, 2020, we also had 23 trademarks pending registration in the PRC. We obtained five computer software copyrights through our acquisition of Hangzhou Youxi Information Technology Co., Ltd. in February 2021. We believe our trademarks and other intellectual properties are competitive advantages and are important to our success to date and our future prospects. We have been investing resources to develop our own intellectual properties and we take prudent steps to protect our intellectual properties and know-how. However, the steps we have taken to protect our intellectual property rights may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others and halt any copycat attempts.

In addition, the legal regime governing intellectual property in China is still evolving and the level of protection of intellectual property rights and know-how in China may differ from those in other more developed jurisdictions. Accordingly, protection of intellectual property rights in China might not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we might need to resort to litigation to enforce or defend our intellectual property rights or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and the diversion of resources and management’s attention.

We may be subject to intellectual property infringement claims and our brand and reputation may be negatively affected.

From time to time, we could face allegations of trademark, copyright, patent and other intellectual property rights infringement of third parties. Such allegations of intellectual property right infringements could come from our competitors and third parties which operate in other industries. In the event that we are sued by the intellectual property owners or licensees, or we receive a cease and desist letter or a court order regarding alleged infringements, we may have to discontinue to our use of brand name and may be subject to claims or other financial losses. In the event that any lawsuit is filed against us and such claims were to prevail, it could have an adverse effect on our business, financial conditions and results of operations. In addition, we will have to invest in additional resources in establishing new brand names, which may take time and cause us significant costs and efforts, which in turn affects our ability to develop and grow.

Capacity constraints or system disruptions to our computers or network, any cybersecurity incidents, or any unauthorized disclosure or manipulation of sensitive information relating to our students and teachers may expose us to litigation and damages or may adversely affect the reputation of our School.

We possess sensitive and private information about our students and teachers, such as names, addresses, contact numbers, ID numbers and exam scores of our students. We store these sensitive data primarily in computers located in our school offices. In addition, during the lockdown of campuses due to the COVID-19 outbreak in the first quarter of 2020, we provided online education services to our students with the support from a third-party online resource provider. If any sensitive and private data about our students and teachers was lost, damaged or leaked due to capacity constraints or system disruptions to our computers or network, was obtained, disclosed or manipulated by unauthorized third parties through cybersecurity breaches to the computers or network of our School or our providers, or was negligently misappropriated or disclosed by our staff, we may be sued and held liable for damages, which may incur significant costs, negatively affect our reputation and divert management attention and other resources. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Risks Relating to Our Corporate Structure

We may be subject to severe penalties if the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with applicable PRC laws and regulations.

Foreign investment in the education industry in China is extensively regulated and subject to various restrictions. Specifically, foreign investors are prohibited from investing in compulsory education, namely primary to middle school in the PRC. In addition, foreign investment in education institutions in the PRC must be in the form of cooperation between Chinese educational institutes and foreign educational institutes and the foreign portion of the total investment in a Sino-foreign education institute must be below 50%. Liandu WFOE is currently ineligible to apply for the required education licenses and permits in China for the operation of primary and middle school education. Although foreign investment in high schools is not prohibited, our subsidiary Liandu WFOE in China is still ineligible to independently or jointly invest and operate high schools. To comply with PRC laws and regulations, we have entered into a series of arrangements pursuant to which our wholly owned subsidiary Liandu WFOE receives the economic benefits from our VIEs. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements”. If the contractual arrangements that establish the structure for operating our business in China are found to violate any PRC laws or regulations in the future or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Education of People’s Republic of China, or the MOE, which regulates the education industry, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries or VIEs;

•	discontinuing or restricting the operations of any related-party transactions among Liandu WFOE or VIEs;

•	imposing fines or other requirements with which we or Liandu WFOE or VIEs may not be able to comply;

•	requiring us to restructure our operations in such a way as to compel us to establish new entities, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	imposing additional conditions or requirements with which we may not be able to comply; or

•	restricting the use of proceeds from our additional public offering or financing to finance our business and operations in China.

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business in China and a loss of our economic benefits in the assets and operations of our VIEs. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the VIEs or our right to receive economic benefits from them, we would no longer be able to consolidate their financial results in our consolidated financial statements.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the People’s Republic of China and how it may affect the viability of our current corporate structure, corporate governance, business, financial condition and results of operations.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law of PRC or the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the Law of the PRC on Chinese-Foreign Equity Joint Ventures, the Law of the PRC on Chinese-Foreign Contractual Joint Ventures, and the Wholly Foreign-invested Enterprise Law. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. For instance, the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment.

Conducting operations through contractual arrangements has been adopted by many PRC-based companies, and has been adopted by our Company to establish control of our VIEs. Since the Foreign Investment Law is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to cope with the regulatory-compliance challenges could result in material and adverse effect on us. For instance, although the Foreign Investment Law does not explicitly classify contractual arrangement as a form of foreign investment, it still leaves a leeway for future laws and if future laws, administrative regulations or provisions stipulates contractual arrangements as a way of foreign investment, then whether our contractual arrangements will be recognized as foreign investment, whether our contractual arrangements will be deemed to be in violation of the foreign investment access requirements and how our contractual arrangements will be handled are uncertain. In the extreme case-scenario, we may be required to unwind the contractual arrangements and/or dispose relevant business operations, which could have a material and adverse effect on our business, financial condition and result of operations.

Our contractual arrangements may not be as effective in providing control over our VIEs as equity ownership.

We have relied and expect to continue to rely on our contractual arrangements to operate private education businesses in China. These contractual arrangements may not be as effective in providing us with control over our VIEs as equity ownership. If we had equity ownership of our VIEs, we would be able to exercise our rights as a direct or indirect shareholder to effect changes in the board of directors of our VIEs, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, as these contractual arrangements stand now, if our VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we cannot exercise shareholders’ rights to direct corporate actions as direct ownership would otherwise entail. If the parties under such contractual arrangements refuse to carry out our directions in relation to everyday business operations, we will be unable to maintain effective control over the operations of our School in China. If we were to lose effective control over our VIEs, certain negative consequences would result, including our being unable to consolidate the financial results of our VIEs with our financial results. Given that we derived all of our revenue from our VIEs for 2018, 2019 and 2020 and substantially all of our assets are held by our VIEs (including our permits and licenses, real estate leases, buildings and other educational facilities related to our School), our financial position would be materially and adversely affected if we were to lose effective control over our VIEs or if our contractual arrangements are invalidated or nullified. In addition, losing effective control over our VIEs may negatively affect our operational efficiency and brand image. Further, losing effective control over our VIEs may impair our access to their cash flow from operations, which may reduce our liquidity.

The owners of our VIEs may have conflicts of interest with us, which may materially and adversely affect our business, financial condition and results of operations.

Our control over our VIEs is based upon the contractual arrangements with our VIEs. The beneficial owners of our VIEs and the Registered Shareholders are also our Controlling Shareholder. Any of them may potentially have conflicts of interest with us and breach any of their contracts or undertakings with us if it would further any of their own interests or if any of them otherwise acts in bad faith. We cannot assure you that when conflicts of interest arise between our Company and the beneficial owners of our VIEs, any of them will act completely in our interest or that the conflicts of interest will be resolved in our favor. In the event that such conflict of interest cannot be resolved in our favor, we may have to rely on legal proceedings which may disrupt our business operations and subject us to uncertainties as to the outcome of such legal proceedings. As a result, our business, financial condition and results of operations may be materially and adversely affected.

We may have to incur additional costs and expend substantial resources to enforce our contractual arrangements, temporarily or permanently lose control over our primary operations or lose access to our primary sources of revenue, if our VIEs or their respective ultimate shareholders fail to perform their obligations under our contractual arrangements.

Under the current contractual arrangements, if any of our VIEs or their ultimate shareholders fails to perform its or her respective obligations under these contractual arrangements, we may incur substantial costs and resources to enforce such arrangements and relying on legal remedies under PRC laws, including seeking specific performance or injunctive relief and claiming damages.

Since our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. Under PRC laws, rulings by arbitration tribunals are final and the parties to a dispute cannot appeal the arbitration award in any court based on the substance of the case. The prevailing party may enforce the arbitration award by instituting arbitration award recognition proceedings with the competent PRC court. In addition, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our VIEs for an extended period of time or we may be permanently unable to exert control over our VIEs.

In addition to the enforcement costs outlined above, during the course of disputes regarding such enforcement action, we may temporarily lose effective control over our School in China, which may lead to loss of revenue or potentially lead to our having to incur additional costs and expend substantial resources to operate our business in the absence of effective enforcement of these contractual arrangements. If this were to occur, our business, financial condition and results of operations may be materially and adversely affected and the value of our Shareholders’ investments in our Company may therefore decrease.

Certain terms of our contractual arrangements may not be enforceable under PRC laws.

Our contractual arrangements provide for the resolution of disputes through arbitration in accordance with the arbitration rules of the China International Economic and Trade Arbitration Commission in Beijing. Our contractual arrangements contain provisions to the effect that the arbitral body may award remedies over the shares and/or assets of our VIEs, injunctive relief and/or winding up of our VIEs. In addition, our contractual arrangements contain provisions to the effect that courts in the Cayman Islands are empowered to grant interim remedies in support of the arbitration pending the formation of an arbitral tribunal. Under PRC laws, an arbitral body granting any injunctive relief or provisional or final liquidation order to preserve the assets of or any equity interest in Chinese legal entities in case of disputes must submit the application to the court in China. Therefore, such remedies may not be available to us, notwithstanding the relevant contractual provisions contained in our contractual arrangements. PRC laws allow an arbitral body to award the transfer of assets of or an equity interest in China in favor of an aggrieved party. In the event of non-compliance with such award, enforcement measures may be sought from the court. However, the court may or may not support the award of an arbitral body when deciding whether to take enforcement measures. Under PRC laws, courts of judicial authorities in the PRC generally would not grant injunctive relief or the winding-up order against an entity as interim remedies to preserve the assets or shares in favor of any aggrieved party. As a result, in the event that our VIEs or any of the Registered Shareholders breaches any of the contractual arrangements, we may not be able to obtain sufficient remedies in a timely manner, and our ability to exert effective control over our VIEs and conduct our education business could be materially and adversely affected.

Our exercise of the option to acquire school sponsor’s interests in our School may be subject to certain limitations and we may incur substantial costs and spend significant resources to enforce the option under the contractual arrangements.

We may incur substantial costs on our part to exercise the option to acquire the school sponsor’s interests in our School. As advised by our PRC legal counsel, our School provides nine-year compulsory education services (i.e., primary school and middle school education services), in which case the foreign investors are prohibited to hold equity interests in Lishui Mengxiang, our School sponsor, in accordance with the current PRC laws and regulations. Pursuant to the Exclusive Call Option Agreement, if and when the PRC laws and regulations permit foreign investors to directly hold part or all of the equity interests of our VIEs and to engage in the restricted and prohibited business, Liandu WFOE or its designated purchaser may, at its discretion, purchase all or part of the direct and/or indirect equity interests (including the interests in our School) held by Lishui Mengxiang’s shareholders at the minimum price permitted by PRC laws and regulations, and the percentage of equity interests to be purchased by Liandu WFOE or its designated purchaser shall be no less than the maximum limit permitted by the PRC laws and regulations in relation to the equity held by foreign investors. Such equity transfer price is not expressly provided for in the current PRC laws and regulations and it is uncertain whether it may be further regulated by future PRC laws and regulations. As a result, the estimated costs associated with the purchase of the equity interests in our VIEs cannot be ascertained as of the date of this annual report on Form 20-F. Pursuant to the Exclusive Call Option Agreement, Lishui Mengxiang’s shareholders have irrevocably undertaken that if the purchase price is determined at an amount exceeding RMB0, the difference shall be compensated fully by Lishui Mengxiang’s shareholders to Liandu WFOE or its designated entity. In the event that Liandu WFOE or its designated party acquires the equity interests of Lishui Mengxiang or our School and the relevant PRC authorities determine that the purchase price for acquiring such interests in our School is below market value, the respective equity holder(s), Lishui Mengxiang’s shareholders or Lishui Mengxiang, may be required to pay taxes with reference to the market value such that the amount of tax may be substantial. However, pursuant to the Exclusive Call Option Agreement, all taxes and fees associated with the equity transfer shall be paid by Lishui Mengxiang’s shareholders and/or the direct equity holders of our VIEs upon the transfer. We will determine the purchase target after due consideration of the said tax duties and fees before exercising the call option. In the event that Lishui Mengxiang is deemed as the direct interest holder, it may be subject to such tax. Furthermore, the PRC tax authorities may impose late payment penalties on Lishui Mengxiang for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if Lishui Mengxiang’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

Our contractual arrangements may be subject to scrutiny by the PRC tax authorities, which may impose late payment fees and other penalties on us.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the Business Cooperation Agreement and Exclusive Technical Service and Business Consulting Agreement entered into, among others, our VIEs and Liandu WFOE does not represent an arm’s-length price and adjust any of those entities’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could increase our tax liabilities. In addition, PRC tax authorities may form the view that our subsidiaries or VIEs have improperly minimized their tax obligations and we may not be able to rectify any such incident within the limited timeline required by PRC tax authorities. As a result, PRC tax authorities may impose late payment fees and other penalties on us for under-paid taxes, which may materially and adversely affect our business, financial condition and results of operations.

We rely on dividends and other payments from Liandu WFOE to pay dividends and other cash distributions to our shareholders.

Our Company is a holding company and our ability to pay dividends and other cash distributions to our Shareholders, service any debt we may incur and meet our other cash requirements depends significantly on our ability to receive dividends and other distributions from Liandu WFOE. The amount of dividends paid to us by Liandu WFOE depends solely on the service fees paid to Liandu WFOE from our VIEs. However, there are restrictions under PRC laws for the payment of dividends to us by Liandu WFOE. For example, relevant PRC laws and regulations permit payments of dividends by Liandu WFOE only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, Liandu WFOE is required to set aside at least 10% of its after-tax profits based on the PRC accounting standards each year to fund a statutory reserve, until the accumulated amount of such reserve has exceeded 50% of its registered capital. Consequently, Liandu WFOE is restricted in its ability to transfer a portion of its net assets to us or any of our other subsidiaries in the form of dividends, loans or advances. The foregoing restrictions on the ability of Liandu WFOE to pay dividends to us and the limitations on the ability of VIEs to pay service fees to Liandu WFOE could materially and adversely limit our ability to borrow money outside of China or pay dividends to holders of our shares.

Our School may be subject to limitations on their ability to operate private education or make payments to related parties.

Before the promulgation of the Decision in 2016, the principal regulations governing private education in China are the Promotion Law and the Regulations on the Implementation of the Non-State Education Promotion Law of the PRC. Under these regulations, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. A private school that does not require reasonable returns cannot distribute dividends to its school sponsors. A private school whose school sponsor requires reasonable returns must consider factors such as items and criteria for the school’s fees, the ratio of the funds used for education-related activities to the total fees collected, the school’s operational level and educational quality when determining the percentage of the school’s net income that would be distributed as reasonable returns. However, the Promotion Law in force at the time did not provide a formula or guidelines for determining what constitutes a “reasonable return”. PRC laws and regulations require a private school the school sponsor of which requires reasonable returns to make an annual appropriation of 25% of its after-tax income to its development fund prior to payments of reasonable returns, while in the case of a private school that does not require reasonable returns, this amount is at least 25% of the annual increase in the net assets of the school, if any. Such appropriations are required to be used for the construction or maintenance of the school or for the procurement or upgrading of educational equipment. Furthermore, none of the current PRC laws and regulations set forth any requirements or restrictions on a private school’s ability to operate its education business that differ based on whether such school’s sponsor requires reasonable returns.

On September 1, 2017, the Decision became effective. According to the Decision, private schools can be established as non-profit or for-profit entities, with the exception of schools providing compulsory education, which can only be established as non-profit entities. According to the Decision, it will no longer make a distinction between schools the school sponsors of which require reasonable returns and schools the school sponsors of which do not require reasonable returns. The sponsor of a non-profit private-run school shall not gain proceeds from school running, and the cash surplus of the school shall be used for school running. There are uncertainties involved in interpreting and implementing the Decision with respect to various aspects of the operations of a private school. Therefore, we cannot assure that the detailed rules and regulations to be promulgated by local governmental authorities would not impose restrictions on our ability to operate private schools or to make payments to Liandu WFOE under the Contractual Arrangements, which may have a material adverse impact on our business operations and prospects.

We may lose the ability to use and enjoy certain important assets, which could reduce the size of our operations, impair our ability to generate revenue and materially affect the market price of our shares, if any of our VIEs becomes the subject of a bankruptcy or liquidation proceeding.

We currently conduct our operations in China through the contractual arrangements. As part of these arrangements, our VIEs hold a majority of the assets that are important to the operation of our business, including operating permits and licenses, real estate leases, buildings and other educational facilities related to our School. Under the contractual arrangements, Ms. Fen Ye, Ms. Fang Ye and Ms. Hong Ye may not unilaterally, without our consent, decide to voluntarily liquidate our VIEs.

If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition, results of operations and price of our shares. If any of our VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business.

Moreover, the Decision sets out certain specific requirements and restrictions with respect to the disposition of assets by private non-profit private schools upon liquidation.

Risks Relating to Doing Business in China

Adverse changes in the PRC economic, political and social conditions as well as laws and government policies, may materially and adversely affect our business, financial condition, results of operations and growth prospects.

COVID-19 had a severe and negative impact on the Chinese and the global economy in 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of the COVID-19, the global macroeconomic environment was facing numerous challenges.

The economic, political and social conditions in the PRC differ from those in more developed countries in many respects, including structure, government involvement, level of development, growth rate, control of foreign exchange, capital reinvestment, allocation of resources, rate of inflation and trade balance position. Before the adoption of its reform and opening up policies in 1978, the PRC was primarily a planned economy. In recent years, the PRC government has been reforming the PRC economic system and government structure. For example, the PRC government has implemented economic reform and measures emphasizing the utilization of market forces in the development of the PRC economy in the past four decades. These reforms have resulted in significant economic growth and social prospects. Economic reform measures, however, may be adjusted, modified or applied inconsistently from industry to industry or across different regions of the country.

We cannot predict whether the resulting changes will have any adverse effect on our current or future business, financial condition or results of operations. Despite these economic reforms and measures, the PRC government continues to play a significant role in regulating industrial development, allocation of natural and other resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly.

Our ability to successfully expand our business operations in the PRC depends on a number of factors, including macro-economic and other market conditions, and credit availability from lending institutions. Stricter credit or lending policies in the PRC may affect our customers’ consumer credit or consumer banking business, and may also affect our ability to obtain external financing, which may reduce our ability to implement our expansion strategies. We cannot assure you that the PRC government will not implement any additional measures to tighten credit or lending standards, or that, if any such measure is implemented, it will not adversely affect our future results of operations or profitability.

Demand for our services and our business, financial condition and results of operations may be materially and adversely affected by the following factors:

•	political instability or changes in social conditions of the PRC;

•	changes in laws, regulations, and administrative directives or the interpretation thereof;

•	measures which may be introduced to control inflation or deflation; and

•	changes in the rate or method of taxation.

These factors are affected by a number of variables which are beyond our control.

The inherent uncertainties in the PRC legal system could materially and adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions in a civil law system may be cited as reference but have limited precedential value. Since 1979, newly introduced PRC laws and regulations have significantly enhanced the protections of interest relating to foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve rapidly, the interpretations of such laws and regulations may not always be consistent, and enforcement of these laws and regulations involves significant uncertainties, any of which could limit the available legal protections.

In addition, the PRC administrative and judicial authorities have significant discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and judicial proceedings and the level of legal protection we may enjoy in the PRC than under some more developed legal systems. These uncertainties may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce our contractual or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or benefits from us. Such uncertainties may therefore increase our operating expenses and costs, and materially and adversely affect our business and results of operations.

In particular, PRC laws and regulations regarding the private fundamental education industry have been rapidly evolving in recent years. The relevant PRC government authorities may promulgate new laws and regulations or materialize draft laws and regulations or consultation papers regulating the private fundamental education industry in the future which may impose limitations and restrictions on our business operation. Moreover, developments in the private fundamental education industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may impose limitations and restrictions on the private fundamental education market players, including us, which could materially and adversely affect our business and operations. See also “—Risks Relating to Our Business and Industry—Substantial uncertainties exist with respect to the interpretation and application of the Decision of the Standing Committee of the National People’s Congress on Amending the Private Education Promotion Law of the PRC, or the Decision, and the amended Law for Promoting Private Education of the PRC, or the Promotion Law,” and “—Risks Relating to Our Business and Industry—Substantial uncertainties exist with respect to the Implementing Regulations for the Law of the PRC on the Promotion of Privately-run Schools (Revised Draft) (Draft for Comments), or the MOJ Draft for Comments, and relevant regulations lately issued, and if the MOJ Draft for Comments is promulgated in the form as published, it may impact the legality of our existing structure, our contractual arrangements and our expansion.”

You may face difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report on Form 20-F based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our business in China, and our assets are located in China. In addition, most of our senior executive officers are PRC nationals and they have lived in China for a significant portion of time. As a result, it may be difficult or impossible for you to bring an action against us or against our management named in this annual report on Form 20-F in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise as it may be difficult for our shareholders to effect service of process upon us or those persons inside China. Furthermore, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. Even if you are successful in bringing an action of this kind, the laws of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, there is uncertainty with regard to Cayman Islands law on whether judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. Because such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws has not yet been made by a court of the Cayman Islands, it is uncertain whether such judgments would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not ratify and enforce a foreign judgment or ruling against us or our directors and officers if they deemed that the basic principle of the laws of the PRC or the sovereignty, security or public interest of the State is violated. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

Furthermore, as a matter of law or practicality, it is generally difficult to pursue shareholder claims including securities law class actions and fraud claims in China, which are contrarily common in the United States. For example, you may experience significant legal and practical obstacles to obtaining necessary information for shareholder investigations or litigations outside China or with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, so far no such cooperation has been established with the United States securities regulatory authorities. In addition, Article 177 of the PRC Securities Law which became effective in March 2020 promulgated that no overseas securities regulator is allowed to conduct investigation or evidence collection activities directly in the PRC. Therefore, without approval from the competent PRC securities regulators and relevant authorities, no organization or individual may provide documents and materials relating to the securities activities to overseas entities. While detailed interpretation of or implementation rules under Article 177 has yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries or VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may (i) transfer the net proceeds into Liandu WFOE to pay in their initially subscribed registered capital, and (ii) provide loans to Liandu WFOE and our VIEs. We may also establish and/or acquire new foreign-invested enterprises in China, pay in their registered capital and provide loans to them.

We plan to utilize part of the proceeds from our initial public offering by way of paying in the initially subscribed registered capital of Liandu WFOE. The amount of funds in the form of capital contribution into Liandu WFOE and other PRC subsidiaries we establish in the future is subject to the amount of their initially subscribed registered capital. Currently, the initially subscribed registered capital of Liandu WFOE is US$1 million which will be fully paid before the deadline prescribed in its articles of association. If the initially subscribed registered capital is not sufficient to allow our intended capital injection, under the current PRC laws and regulation, we may increase the registered capital and complete the relevant procedures which include (i) altering our registration with local SAIC, and (ii) filing the alteration report to local counterparts of the Ministry of Commerce of the PRC, or the MOFCOM. In addition, capital contribution to our School must be approved by the Ministry of Civil Affairs of the PRC or the MCA or their respective local counterparts. As of the date of this annual report on Form 20-F, we have not increased, and plan to increase, the registered capital of Liandu WFOE to approximately US$12 million.

We also plan to provide loans to Liandu WFOE and Lishui Mengxiang. According to the current PRC laws and regulations, the maximum amount of the loans provided to a PRC enterprise is up to 2.5 times (or the prevailing statutory multiples) of the borrower’s net assets set out in its latest audited financial statement. As a result, the loans we may provide to Liandu WFOE and Lishui Mengxiang are in an amount of up to 2.5 times (or the prevailing statutory multiples) of their respective net assets set out in their latest audited financial statements. Liandu WFOE and Lishui Mengxiang are required to file the information of their cross-border financing arrangements with local SAFE after the loan agreements are signed and before three working days prior to the fund withdrawal. In addition, for loans carrying a term of more than one year, Liandu WFOE and Lishui Mengxiang may be required to complete the relevant filing and registration formalities to the NDRC. Currently, the Company’s business operation is conducted through Liandu WFOE’s contractual arrangements with the VIEs and Liandu WFOE does not engage in its own business. As such, Liandu WFOE’s current net assets are in close approximation to its paid-up registered capital. Pursuant to the relevant PRC laws and regulations, the estimated amount of loans we will provide to Liandu WFOE will be approximately US$30 million which is 2.5 times of its current enlarged registered capital, assuming that Liandu WFOE’s net assets set out in its latest audited financial statements equals to its paid-up registered capital at the time when the loans are made.

Moreover, we intend to establish new foreign-invested enterprises in order to facilitate our business expansion and make additional investments in the manners described above. However, we cannot assure you that our intended investments to these entities will always succeed as we planned, or at all.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19. Circular 19 stipulates that the use of capital by foreign-invested enterprises shall follow the principles of authenticity and self-use within the business scope of enterprises. According to the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or Circular 28, promulgated on October 25, 2019 by SAFE, restrictions on the domestic equity investment by non-investment foreign-funded enterprises with their capital funds have been canceled. Non-investment foreign-funded enterprises are allowed to make domestic equity investment with their capital funds in accordance with the law on the premise that the existing Negative List for foreign investment access are not violated and the projects invested thereby in China are true and compliant. However, SAFE and competent banks may have different interpretations of SAFE Circular 28, resulting in uncertainties in practice.

The aforementioned existing restrictions and future restrictions may significantly limit our ability to transfer the net proceeds from our initial public offering or any other offering of additional equity securities to Liandu WFOE or our VIEs or invest in or acquire any other companies in the PRC.

Restrictions on currency exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive our revenue in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from Liandu WFOE. Shortages in the availability of foreign currency may restrict the ability of Liandu WFOE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, conversion of Renminbi is permitted, without prior approval from the SAFE, for current account transactions, including profit distributions, interest payments and expenditures from trade-related transactions, as long as certain procedural requirements are complied with. However, any existing and future restrictions on currency exchange in China may limit our ability to convert cash derived from our operating activities into foreign currencies to fund expenditures denominated in foreign currencies. If the foreign exchange restrictions in China prevent us from obtaining U.S. dollars or other foreign currencies as required, we may not be able to pay dividends in U.S. dollars or other foreign currencies to our Shareholders.

If we are classified as a PRC resident enterprise for PRC income tax purpose, holders of our shares may be subject to a PRC withholding tax upon the dividends payable by us and upon gain from the sale of our shares.

Under the PRC Enterprise Income Tax Law and its implementing regulations, an enterprise established outside China with its “de facto management body” within China is considered a “resident enterprise” in China and will be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. The tax authority will normally review factors such as the routine operation of the organizational body that effectively manages the enterprise’s production and business operations, locations of personnel holding decision-making power, location of finance and accounting functions and properties of the enterprise. The Enterprise Income Tax Law’s implementation regulations define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management, or the SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located inside China, stating that only a company meeting all the criteria would be deemed having its de factor management body inside China.

One of the criteria is that a company’s major assets, accounting books and minutes and files of its board and shareholders’ meetings are located or kept in the PRC. In addition, the SAT issued a bulletin on July 27, 2011, effective on September 1, 2011, providing more guidance on the implementation of SAT Circular 82. This bulletin clarifies matters including residence status determination, post determination administration and competent tax authorities. Although both SAT Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises and there are currently no further detailed rules or precedents applicable to us governing the procedures and specific criteria for determining “de facto management body” for companies like ours, the determination criteria set forth in SAT Circular 82 and the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and how the administration measures should be implemented with respect to such enterprises, regardless of whether they are controlled by PRC enterprises or PRC individuals.

As all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. We do not believe that our Company, or any of our offshore subsidiaries, should be qualified as a “resident enterprise” as each of our offshore holding entities is a company incorporated outside the PRC and we are not an offshore enterprise controlled by PRC domestic enterprises. As holding companies, each of these entities’ corporate documents, minutes and files of the board and shareholders’ meetings are located and kept outside of the PRC. Therefore, we believe that none of our offshore holding entities should be treated as a “resident enterprise” with its “de facto management bodies” located within China as defined by the relevant regulations for PRC EIT purposes. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities, there are uncertainties and risks associated with this issue.

Under the Enterprise Income Tax Law and the Regulation on the Implementation of the Enterprise Income Tax Law, the non-resident enterprise as the shareholder of the PRC resident enterprise will be subject to a 10% (or 20% for an individual shareholder pursuant to the Individual Income Tax Law) withholding tax upon dividends received from the PRC resident enterprise and on gain recognized with respect to the sale of shares of the resident enterprise. Accordingly, if we are treated as a PRC resident enterprise, our shareholders that are non-resident enterprises, including the holders of the ADSs, may be subject to a 10% withholding tax upon dividends received from us and on gain recognized with respect to the sale of our shares, unless such withholding tax is reduced by an applicable income tax treaty between China and the jurisdiction of the shareholder. Any such tax may reduce the returns on your investment in our shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of PRC taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee, or other person who is obligated to pay for the transfer, of taxable assets. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding at Source of Income Tax of Non-resident Enterprise, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Where a non-resident enterprise transfers its taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes which is not related to a PRC establishment or place of business of a non-resident enterprise, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Fluctuations in exchange rates may result in foreign currency exchange losses and may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. In 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may affect the exchange rate between Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or the ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

The preferential tax and other treatments contemplated by us may change or may become unavailable.

The Decision states that additional supportive measures will be provided for private schools. We cannot assure you that the preferential tax and other treatments contemplated by us will not change or that they will apply or continue to apply to our School after the Decision becomes effective. The uncertainty in securing such preferential tax treatments could affect our results of operations. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

The SAFE promulgated the Circular on the Management of Offshore Investment and Financing and Round Trip Investment By Domestic Residents through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch prior to making capital contribution in a special purpose vehicle in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. On February 13, 2015, SAFE issued Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or Circular 13, which took effect on June 1, 2015, pursuant to which, the power to accept SAFE registration was delegated from local SAFE to local qualified banks where the assets or interest in the domestic entity was located. In addition, such PRC residents or entities must update such registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Chinese residents may undertake subsequent operations (including repatriation of profits and dividends) upon completion of such registration change formalities.

Ms. Fen Ye, Ms. Hong Ye and Ms. Fang Ye who are known to us as being PRC residents have completed the foreign exchange registrations as required by SAFE Circular 37 and Circular 13. However, we cannot assure you that all existing and future shareholders or beneficial owners of ours who are PRC residents or entities will be able to update and/or obtain any applicable registrations or approvals required by SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of Liandu WFOE, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit Liandu WFOE’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

If there are any failures in complying with PRC regulations with respect to the registration requirements for employee stock incentive plans, the PRC plan participants or we may be subject to fines and other legal or administrative sanctions.

We and our directors, senior management and other employees who are PRC residents that have been granted options will be subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or SAFE Circular 7, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Laws and Regulations Relating to Foreign Investment in Education—Regulations on Stock Incentive Plans.”

We will try our best efforts to comply with these requirements upon the granting of the options under our 2020 Equity Incentive Plan. However, we cannot assure you that they can successfully register with SAFE in full compliance with the rules. If the participants or we fail to complete the SAFE registrations, the participants or we may be subject to fines and legal sanctions. It will adversely affect our ability to pay under the share incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. Uncertainties also exist in our ability to adopt additional share incentive plans for our directors and employees under PRC law because of the regulatory restrictions.

Risks Relating to Our ADSs

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

The trading prices of our ADSs has ranged from US$6.09 to US$10.9775 in 2020. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities may affect the attitudes of investors towards China-based and U.S.-listed companies, which consequently may affect the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry;

•	variations in our revenue, profit, and cash flow;

•	changes in the economic performance or market valuations of other education service providers;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	detrimental negative publicity about us, our services, our officers, directors, Controlling Shareholder, or our industry;

•	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	potential litigation or regulatory proceedings involving us, our officers, directors, or Controlling Shareholder;

•	negative publicity on our direct and indirect shareholders;

•	release or expiry of lock-up or other transfer restrictions on our outstanding shares or our ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs in the public market could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our ADSs for return on your investment.

Although we currently intend to distribute dividends in the future, the amount, timing, and whether or not we actually distribute dividends at all is entirely at the discretion of our board of directors. Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. We cannot assure you that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

The voting rights of holders of our ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the ordinary shares represented by your ADSs are voted.

Holders of our ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that are carried by the underlying ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. If we instruct the depositary to ask for your instructions, then upon timely receipt of your voting instructions, the depositary will try, as far as practicable, to vote the underlying ordinary shares represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is 10 calendar days.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least thirty (30) days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the ordinary shares underlying your ADSs are voted and you may have no legal remedy if the ordinary shares underlying your ADSs are not voted as you requested.

The depositary shall deem you to have instructed the depositary to give us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not give timely voting instructions to the depositary to direct how the ordinary shares underlying your ADSs are voted, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not give timely voting instructions to the depositary to direct how the ordinary shares underlying your ADSs are voted, the depositary shall deem you to have instructed the depositary to give us a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not give timely voting instructions to the depositary to direct how the ordinary shares underlying your ADSs are voted, you cannot prevent the ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirement is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from the registration requirement under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash distributions on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities. To the extent that there is a distribution, the depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

We and the depository are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of the ADS holders.

We and the depository are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are disadvantageous to ADS holders, ADS holders will only receive days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least thirty (30) days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying shares, but will have no right to any compensation whatsoever.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by applicable law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim that they may have against us or the depositary arising from or relating to our ordinary shares, our ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, even if the ADS holder subsequently withdraws the underlying ordinary shares. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

If we or the depositary opposed a demand for jury trial relying on above-mentioned jury trial waiver, it is up to the court to determine whether such waiver was enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law.

If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or our ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary according to the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.

Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to claims arising before the cancelation of the ADSs and the withdrawal of the ordinary shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the ordinary shares represented by the ADSs from the ADS facility.

ADS holders have limited choice of forum, which could limit your ability to obtain a favorable judicial forum for complaints against us, the depositary or our or the depositary’s respective directors, officers or employees.

The deposit agreement governing our ADSs provides that, (i) the deposit agreement and the ADSs will be interpreted in accordance with the laws of the State of New York, and (ii) as an owner of ADSs, you irrevocably agree that any legal action arising out of the deposit agreement and the ADSs involving us or the depositary may only be instituted in a state or federal court in the city of New York. Any person or entity purchasing or otherwise acquiring any our ADSs, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. This choice of forum provision may increase your cost and limit your ability to bring a claim in a judicial forum that you find favorable for disputes with us, the depositary or our and the depositary’s respective directors, officers or employees, which may discourage such lawsuits against us, the depositary and our and the depositary’s respective directors, officers or employees. However, it is possible that a court could find such choice of forum provisions to be inapplicable or unenforceable. The enforceability of similar choice of forum provisions has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable.

To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, actions by our ADS holders to enforce any duty or liability created by the Exchange Act, the Securities Act or the respective rules and regulations thereunder must also be brought in federal court. Our ADS holders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may experience difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited as we are incorporated under the Cayman Islands law.

As an exempted company incorporated under the laws of the Cayman Islands, our corporate affairs are governed by our memorandum and articles of association, together with the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands law are largely governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived partly from the comparatively limited judicial precedent in the Cayman Islands and also the common law of England and Wales, whose precedents are only of persuasive but not binding authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under the Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws compared to that of the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Moreover, a company incorporated in the Cayman Islands may not have standing to initiate a shareholder derivative action in a federal court of the United States. In addition, controlling shareholders owe a fiduciary duty to the companies they control and the minority shareholders under Delaware laws, while our Controlling Shareholder do not owe any such fiduciary duties to our company or to our minority shareholders under the Cayman Island laws. As a result, our Controlling Shareholder may exercise their powers, including the voting rights in respect of their shares, as shareholders in a manner as they think fit.

Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands law to inspect corporate records, other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in our home country, the Cayman Islands are significantly different from the requirements for companies incorporated in other jurisdictions such as the United States. Currently, we will rely on home country practice with respect to our corporate governance subject to the applicable Nasdaq listing standards and the U.S. securities law, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to the domestic issuers in the United States.

In light of the above, public shareholders may experience more difficulties in protecting their interests in the face of actions taken by our management, members of our board of directors, or our Controlling Shareholder than they would as public shareholders of a company incorporated in the United States. For a discussion of the significant differences between the provisions applicable to companies incorporated in the Cayman Islands and their shareholders, and the Companies and the relevant provision in laws of the United States, see also “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”

Our memorandum and articles of association provides that the courts of the Cayman Islands will be the sole and exclusive forum for a claim arising under the internal affairs doctrine, and that the U.S. federal district courts will be the exclusive forum within the United States of America for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, which could limit investors’ ability to obtain a favorable judicial forum for disputes with us.

We have adopted a forum selection provision under our memorandum and articles of association that provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum within the United States of America for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. This forum selection clause does not apply to claims under the Securities Exchange Act of 1934, which are subject to the exclusive jurisdiction of U.S. federal district courts, and it does not require investors to waive the requirements of the U.S. federal securities laws.

In addition, the forum selection provision in our memorandum and articles of association provides that the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or its members, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act (As Revised) of the Cayman Islands or the memorandum and articles of association including but not limited to any purchase or acquisition of Shares, security or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States of America from time to time).

This forum selection provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Our forum selection provision seeks to reduce litigation costs and increase outcome predictability. While forum selection provisions in corporate charters and by-laws are becoming more commonplace for public companies in the United States and have been upheld by courts in certain states, it is possible that in connection with any action a court could find the forum selection provision contained in our memorandum and articles of association to be inapplicable or unenforceable in such action. If a court were to find our forum selection by-law inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions and we may not obtain the benefits of limiting jurisdiction to the courts selected. If a court were to find the forum selection provision to be inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

Our memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their ordinary shares, including ordinary shares represented by the ADSs, at a premium.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and our ADSs may be materially and adversely affected.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a half-year basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and as a result, we are entitled to, and do, rely on the exemption from certain corporate governance requirement that provide protection to shareholders of other companies.

Under the Nasdaq Stock Market Rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and is permitted to phase in its compliance with the corporate governance requirements. Following our initial public offering, Ms. Fen Ye, our chairlady and director and Mr. Wei, our director and the spouse of Ms. Fen Ye, together beneficially own 45,000,000 ordinary shares issued, representing more than 50% of our aggregate voting power and have the power to appoint a majority of the board of directors. As a result, we will be a “controlled company” under the Nasdaq Stock Market Rules and entitled to elect not to comply with certain corporate governance requirements of the Nasdaq Global Market, including the requirement that a majority of our directors to be independent. A majority of the members of our board of directors will not be independent directors as we choose to rely on the “controlled companies” exemption and do not intend to meet that requirement voluntarily.

Ms. Fen Ye and Mr. Wei will have the power to control the Company in all material aspects, in consideration of the following:

•

our memorandum and articles of association authorizes the board of directors to issue additional ordinary shares from time to time as the board of directors shall determine, to the extent of available authorized but unissued shares. Our memorandum and articles also authorizes the board of directors, subject to certain conditions, to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series. The board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued;

•	our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable; and

•

the board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs, including among others (i) declaring dividends and distributions; (ii) exercising our borrowing powers and our mortgaging the property; and (iii) approving the transfer of shares in the Company, including the registration of such shares in our register of members.

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Duties of Directors” and “Item 10. Additional Information—B. Memorandum and Articles of Association.”

Accordingly, during the period we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Global Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Global Market listing standards.

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq Global Market listing standards. However, the Nasdaq Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Global Market listing standards. We have relied on and intend to continue to rely on some of these exemptions. For instance, upon our listing in October 2020, we will not:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act within one year of the initial public offering);

•	have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or

•	have regularly scheduled executive sessions with only independent directors each year.

As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq Global Market.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the ADSs or ordinary shares to significant adverse United States federal income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income, or the asset test. Although the law in this regard is not entirely clear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our consolidated VIEs for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill, we do not presently expect to be classified as a PFIC for the current taxable year and/or the foreseeable future.

While we do not expect to be a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash in our initial public offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or our ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or our ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Rules.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company”, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that for so long as a registrant qualifies as an emerging growth company it does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We incur increased costs because of being a public company, particularly after we cease to qualify as an emerging growth company.

We are a public company and we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the Nasdaq Global Market detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. For example, as a result of becoming a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

ITEM 4. INFORMATION ON THE COMPANY

A.                 History and Development of the Company

Lixiang Education Holding Co., Ltd. was an exempted company incorporated under the laws of the Cayman Islands with limited liability in September 2018, to be our holding company. We conduct our business through our PRC subsidiaries and VIEs. Currently, we operate our School that offers private primary and secondary education in Lishui City, Zhejiang Province.

Our history can be traced back to 2001 when Ms. Fen Ye, our chairlady and our executive director, established Lishui Mengxiang, the sponsor of our School. Since its establishment, Lishui Mengxiang has experienced a series of share transfer to change its nature from a wholly-foreign-owned enterprise to a PRC domestic enterprise and founded our School in September 2003 as the sponsor. In January 2003, Ms. Fen Ye transferred 90% of shares in Lishui Mengxiang to Mr. Biao Wei, Ms. Fen Ye’s spouse and our chief executive officer and executive director, holding on trust for and on behalf of Ms. Fen Ye. The remaining 10% of Lishui Mengxiang’s shares were transferred to Ms. Fang Ye and Ms. Hong Ye who are both Ms. Fen Ye’s sisters as to 5% each.

Beginning in August 2018, we undertook a series of restructuring steps to consolidate our business in the PRC and to form our offshore holding structure in preparation for our financing and listing outside the PRC. In particular:

•

Transfer of equity interest. On August 24, 2018, Mr. Biao Wei transferred all of his 90% equity interest in Lishui Mengxiang, to his spouse Ms. Fen Ye, such that immediately after such transfer of interest, Lishui Mengxiang was held by Ms. Fen Ye, Ms. Hong Ye and Ms. Fang Ye as to 90%, 5% and 5%, respectively.

•

Incorporation of the listing entity and other offshore entities. In September 2018, the Company was incorporated in the Cayman Islands, Lianwai Investment Co., Ltd., a wholly-owned subsidiary of the Company was incorporated in BVI and Hong Kong Mengxiang Education Development Group Limited was incorporated in Hong Kong as a wholly-owned subsidiary of Lianwai Investment Co., Ltd.

•	Establishment of the wholly-owned foreign entity. On October 10, 2018, Liandu WFOE was established in the PRC, which was wholly owned by Hong Kong Mengxiang Education Development Group Limited.

•

Disposal of Liandu Foreign Language School Kindergarten. In November 2018, we disposed of Liandu Foreign Language School Kindergarten to Ms. Fen Ye, Ms. Fang Ye and Ms. Hong Ye for a total cash consideration of RMB10,136,000 as we intend to focus on private primary and secondary education services.

In August 2020, we established Zhejiang Lishui Xianke Agricultural Products Distribution Co., Ltd., a wholly-owned subsidiary of Liandu WFOE.

In February 2021, we completed the acquisition of 100% equity stake in Hangzhou Youxi Information Technology Co., Ltd., developer of five software with computer software copyright, including among others live streaming supervision system, Android live streaming system, and Apple live streaming system, etc, for the layout of online education. The total consideration of the acquisition was RMB300,000 in cash.

On October 1, 2020, our ADSs commenced trading on the NASDAQ Global Market under the symbol “LXEH.” We raised from our initial public offering approximately US$26.2 million in net proceeds after deducting underwriting commission and related costs and expenses.

Our principal executive offices are located at No. 818 Hua Yuan Street, Liandu District, Lishui City, Zhejiang Province, 323000, the People’s Republic of China. Our telephone number at this address is +86 578 2267142. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, United States.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We maintain our website at www.lixiangeh.com.

B.                 Business Overview

We are a prominent private primary and secondary education service provider in Lishui City, Zhejiang Province. According to the Frost & Sullivan report, we were one of the top ten private primary and secondary education institutes in Zhejiang Province in terms of the students enrolled on a monthly average basis for the 2019/2020 school year. We ranked second among the top private primary and secondary education institutes and second among the top private primary and middle school (excluding high school) education institutes in Lishui City both in terms of the students enrolled on a monthly average basis for the 2019/2020 school year.

Our private education services primarily include primary and middle school education. We are able to attract students of different age groups to our School. In 2003, we launched our Liandu Foreign Language School in Lishui City. Soon after our establishment, our School was named a private school of exemplary quality in Lishui City by Lishui Education Bureau in 2005. As of December 31, 2020, we had two campuses offering primary and middle school private education in operation:

•	Baiyun Campus offering standard PRC curriculum programs; and

•	Yijing Campus—Featured Division offering featured PRC curriculum programs.

We also offered high school education services at our High School Division through our collaboration with Qingtian High School, a public high school in Qingtian County, Lishui City, pursuant to a contractual arrangement for a period up to June 2020. Under such arrangement, we were mainly responsible for student admission and progression and Qingtian High School was mainly responsible for the curriculum and teaching. The students of our High School Division used the facilities and attended the classes taught by Qingtian High School. After completion of three years of schooling, our students would receive their diplomas from us. Our high school curriculum programs were designed for students from overseas Chinese families returning to China who were commonly known as the overseas Chinese returnees.

We are well-known for our quality education services. We received the Quality Award which is the most authoritative award in recognition of education quality in various categories, such as winning school, education quality management team, education quality managing principals, best performing individual teacher and various single subjects, from the Liandu District Education Bureau during recent school years. For example, we won the Quality Award in primary school management efficiency of Lishui City and the Quality Award in middle school management progress of Lishui City in 2015. We won the first prize in Quality Award in primary school management efficiency of Lishui City and Quality Award for primary and middle school of Liandu District in 2017. In 2019, we also won the Middle School Quality Progress Award of Lishui City, the Middle and Primary School Teaching Quality Award of Liandu District of 2018, the Primary and Middle School Management Award of Liandu District and the first prize in Teaching Quality Award (middle school) of Liandu District.

We are committed to offering a comprehensive education with unique features. We are designated as the Foreign Language Experimental School of the National Basic Foreign Language Teaching Research Center. Our School is also the base of arts, sports, Chinese calligraphy and small-class education. We not only offer high quality standard PRC curriculum programs which equip our students with basic knowledge and skills, but also place an emphasis on featured curriculum programs which aim to inspire our students with unique teaching and learning methods, philosophies and environment. Our School is highly recognized among the large overseas Chinese returnee community in Zhejiang Province. We are the Chinese education base recognized by the Overseas Chinese Affairs Office of the Zhejiang People’s Government and the Department of Education of Zhejiang Province. In December 2019, we were approved as an overseas Chinese international culture exchange base of Zhejiang Province.

With our acquisition of 100% equity stake in Hangzhou Youxi Information Technology Co., Ltd., we are well-positioned to prepare for the layout of online education.

Our students have achieved impressive results in unified examinations and have received numerous academic and athletic awards at the provincial, city and district levels throughout our history, which we believe demonstrates the quality of our education.

As of September 1, 2020, we had 4,855 students (excluding our existing students of our High School Division who were enrolled by and before the end of June 2020) enrolled at our School in total. The table below sets forth the number of student enrollments and the number of teachers of our School as of the dates indicated.

	As of September 1,
	2018	2019	2020
Student enrollments	4,478	4,558	4,855
Number of teachers	320	322	351

Our net revenue increased by 6.7% from RMB142.5 million in 2018 to RMB152.1 million in 2019. Our net revenue increased by 4.7% from RMB152.1 million for the fiscal year ended December 31, 2019 to RMB159.2 million (US$24.4 million) for the fiscal year ended December 31, 2020. Our net income increased by 72.3% from RMB27.4 million in 2018 to RMB47.2 million in 2019. Our net income decreased by 28.8% from RMB47.2 million for the fiscal year ended December 31, 2019 to RMB33.6 million (US$5.1 million) for the fiscal year ended December 31, 2020.

Our School and Educational Programs

We operate one single school in Lishui City, Zhejiang Province. We are rooted in the private kindergarten and primary education industry and expanded our footprints to private high school education services in 2018. Over the years of operation, we have successfully established our reputation and market presence in Lishui City. We commenced schooling of grades 1 through 4 in the then Yijing Campus in 2003. Over the years, we have developed into two campuses offering primary and middle school education programs. Construction of our Baiyun Campus was completed in 2006 and our Baiyun Campus originally hosted students of grades 5 through 9. The primary school education services of the then Yijing Campus were subsequently transitioned to our Baiyun Campus in July 2016. Since then, our Baiyun Campus has been offering primary school and middle school education from grades 1 through 9. We renovated the then Yijing Campus and established our Yijing Campus—Featured Division. The operation of our Yijing Campus—Featured Division commenced in 2017.

Since 2018, we also offered high school education services at our High School Division in cooperation with Qingtian High School. Our collaboration with Qingtian High School expired in June 2020. In November 2018, we disposed of our Liandu Foreign Language School Kindergarten as we intended to focus on our primary and secondary private education and in consideration of the increasingly stringent regulatory environment on proposed initial public offerings with kindergarten operations. See “Item 4. Information on the Company—A. History and Development of the Company.”

The following table sets out certain information regarding our campuses and High School Division.

Name	Location	Establishment		Grades	Educational programs
Baiyun Campus	Lishui City, Zhejiang Province	2006		1-9	standard PRC curriculum program
Yijing Campus—Featured Division	Lishui City, Zhejiang Province	2017		1-7	featured PRC curriculum program
High School Division	Lishui City, Zhejiang Province	2018	(1)	10-12	standard PRC curriculum program

(1)	Our collaboration with Qingtian High School to offer high school education services expired in June 2020.

We have been licensed to provide education services covering the primary and secondary education pursuant to a license issued by Liandu District Education Bureau in June 2017. Our School is under our centralized operation and management to ensure operational efficiency and for the purposes of quality assurance. Our school facilities which are suitable for common uses, such as sports facilities, lecture halls and meeting rooms, may be shared among our campuses. Our School is operated under our unique education philosophy, i.e., to guide the healthy development of our students and to establish a solid foundation for the lifelong advancement and happiness, while each of our campuses has its own characteristics in the curriculum programs and ancillary services. We formulate our student recruitment plans in a unified manner and subject to the capacity of each campus and tuition rates approved by the relevant government authority. Our teachers are usually assigned to a designated campus and may be staffed to the other campus on an ad-hoc basis. In 2018 and 2019, a significant portion of our revenue was derived from our Baiyun Campus. Our Yijing Campus-Featured Division represents our attempt to introduce featured curriculum programs which are designed to cultivate our student’s all-rounded developments and is currently operated in a small scale. Going forward, we aim to leverage on our experience gained at Yijing Campus-Featured Division and further develop our featured education services to the extent possible. We believe that our effective management of our School is critical to establish our image and reputation in the private education industry.

Baiyun Campus

As of September 1, 2020, our Baiyun Campus had 1,670 middle school students, 2,823 primary school students and 301 teachers.

Education program

Our Baiyun Campus offers standard PRC curriculum program which comprises the curriculum mandated by the PRC regulatory authorities and individualized elective courses. As a private educational group, we have the flexibility in designing additional elective courses in order to develop an individualized curriculum for our School based on, among other things, the learning patterns and interests of the respective student body. The elective courses we have developed generally fall within one or more of five categories: (i) extended learning in core subjects; (ii) learning habits and everyday life skills; (iii) personal development and moral character; (iv) music, sports and art; and (v) creative thinking and technological innovation. Each class in our PRC curriculum programs comprises approximately 40 students.

All courses under the standard PRC curriculum programs are taught by PRC-certified teachers using textbooks and materials designated by relevant PRC authorities. Students who have passed all courses under the standard PRC curriculum program are eligible for PRC primary or middle school diplomas, as applicable. All individualized elective courses are taught by PRC-certified or foreign teachers. Students are encouraged but not required to enroll in individualized elective courses.

Yijing Campus—Featured Division

With our unique education philosophy and experience, we established and commenced the operation of our Yijing Campus—Featured Division in 2017. Our Yijing Campus—Featured Division currently offers only primary school education of grades 1 through 7. As of September 1, 2020, our Yijing Campus—Featured Division had 362 students and 50 teachers. Approximately 13.8% of our students at Yijing Campus—Featured Division are overseas Chinese returnee students as of September 1, 2020. In July 2020, we had been approved by Liandu District Education Bureau to increase the student capacity of our Yijing Campus—Featured Division from 540 to 750.

Educational program

At Yijing Campus—Featured Division, we offer our featured PRC curriculum program which reflects our attempt to supplement our standard PRC curriculum programs. Formulated after years of systemically analyzing the results of our School, our featured PRC curriculum program integrates elements of active learning with our standard PRC curriculum program where our students will take the initiative in doing academic researches. We intend to promote creativity and learning initiative of our students with our featured PRC curriculum program.

We believe it is possible to improve the standard PRC curriculum programs to better equip our students to flourish in the real world. Accordingly, we designed our featured PRC curriculum program, in which we attempt to maintain a smaller class size (of approximately 25 students), with an emphasis on each student’s hands-on ability to perform practical work and engage theme-based learning in core curriculum courses to promote self-discovery by our students. We have engaged overseas experts from the United States and Taiwan in the areas of bilingual teaching, the principles of IB programs and collaborative classes and offer our students this special learning experience.

Currently our featured PRC curriculum program is offered from grades 1 through 7 by Yijing Campus—Featured Division. We hope to continue to expand our featured PRC curriculum program to the remaining grades of primary school and to the middle school grades over the upcoming years.

High School Division

Leveraging on our experience gained in operating private primary and middle education, we commenced our initiatives of offering high school education services targeting overseas Chinese returnees. We have been licensed to provide high school education services by Liandu District Education Bureau since June 2017. We offered high school education services in collaboration with Qingtian High School, a public high school in Qingtian County, Lishui City, pursuant to a contractual arrangement for a period of from June 2017 to June 2020. We commenced to admit students at our High School Division since the 2018/2019 school year. We had seven and 13 students admitted to our High School Division as of September 1, 2018 and 2019, respectively. Under the arrangement with Qingtian High School, we were mainly responsible for student admission and progression and Qingtian High School was mainly responsible for the curriculum and teaching. The students of our High School Division used the facilities and attended the classes taught by Qingtian High School. After completion of three years of schooling, our students would receive their diplomas from us. We charged our students tuition for attending programs at our High School Division.

We did not extend our cooperation with Qingtian High School upon expiry of our contractual arrangement as we planned to focus on current primary and middle school private education and exploring other opportunities with respect to high school and secondary vocational education services, such as self-operation and acquisition opportunities. Our existing students will continue to study with our High School Division until they graduate. However, we had not recruited new students to our High School Division subsequent to June 2020. As the revenue contribution of our High School Division was insignificant, our business and results of operations have not been materially affected although our collaboration with Qingtian High School did not extend.

Number of Students

As of September 1, 2020, we had 4,855 students enrolled in total, including 3,085 primary school students (including 287 students in Yijing Campus—Featured Division) and 1,770 middle school students. In addition, the 13 students enrolled to our High School Division by and before the end of June 2020 continued to study at Qingtian High School.

The following table sets forth information with respect to the approximate student enrollments, capacity and utilization rate of our campuses and High School Division as of the dates indicated:

	Student enrollments as of September 1,				Number of class as of September 1,				Capacity for students(1) as of September 1,			School utilization rate(1) as of September 1,
	2018(2)	2019(3)	2020(4)		2018(2)	2019(3)	2020(4)		2018(2)	2019(3)	2020(4)	2018(2)	2019(3)	2020(4)
Baiyun Campus
Middle school	1,572	1,625	1,670		41	41	42		1,640	1,640	1,680	95.9%	99.1%	99.4%
Primary school	2,765	2,736	2,823		72	71	71		2,880	2,880	2,840	96.0%	95.0%	99.4%
Yijing Campus—Featured Division
Middle school & primary school	134	184	362		8	11	19		540	540	750	24.8%	34.1%	48.3%
High School Division
High School	7	13	—	(5)	1	2	—	(5)	80	80	— (5)	8.8%	16.3%	— (5)

Total	4,478	4,558	4,855	(6)	122	125	132		5,140	5,140	5,270	87.1%	88.7%	92.1%

Notes:

(1)

Capacity for students is calculated based on the maximum permitted number of students per class and the permitted number of classes, which were approved by the relevant educational authority, namely the Liandu district and/or Lishui Education Bureaus. School utilization rate is calculated by dividing the number of students enrolled at a school by the capacity for students of the school. According to Zhejiang Standardized School Benchmark for Compulsory Education, which was promulgated by the Department of Education of Zhejiang Province in April 2011, the maximum number of students in relation to primary school shall be 45 per class, and that in relation to middle school shall be 50 per class; concerning nine-year compulsory education, the maximum number of students in relation to primary school shall be 45 per class, and that in relation to middle school shall be 50 per class.

(2)	Represents the beginning of the 2018/2019 school year.
(3)	Represents the beginning of the 2019/2020 school year.
(4)	Represents the beginning of the 2020/2021 school year.
(5)	Our collaboration with Qingtian High School to offer high school education services expired in June 2020.
(6)	Excludes our existing students of our High School Division who were enrolled by and before the end of June 2020.

Student Progression

Our students’ successful progression to the next level of education reflects our achievements in our education services. The student progression rate is usually measured by the percentage of our middle school graduates being admitted to premium high schools and/or other reputable institutions. For the 2017/2018, 2018/2019 and 2019/2020 school years, over 70% of our middle school standard PRC curriculum program graduates enrolled in local premium high schools with most of the remaining graduates being admitted to other high schools, specialized secondary schools, polytechnic colleges, or schools outside Zhejiang Province. We offer the opportunity of direct promotion from primary school to middle school to those students who prefer linked, coherent and consistent private education of high quality. For the 2018/2019, 2019/2020 and 2020/2021 school years, over 50% of our enrolled middle school students were our primary school graduates.

Ancillary Services

Each of Baiyun Campus and Yijing Campus—Featured Division is a boarding school and we provide dormitories for boarding students who live on-campus Sunday through Friday during school terms. To promote the health and welfare of our students, we provide ancillary services at our School, including on-campus canteens and medical rooms.

Accommodation

Each of Baiyun Campus and Yijing Campus—Featured Division is a boarding school. As of September 1, 2020, approximately 89.3% and 97.0% of our students at Baiyun Campus and Yijing Campus—Featured Division lived on-campus, respectively. We are dedicated to protecting the health and safety of our students and provide them with a quality school life. Our student dormitories implement comprehensive boarding rules and are under the dual supervision of teachers and counselors. We maintain necessary security guards and camera surveillance equipment on each of our campuses except for classrooms and dormitories. We also have on-campus medical staff and mental-health counselors to handle routine medical treatments and psychological counseling for our students, who will promptly send our students to hospitals when necessary.

Canteen

We have on-campus canteens at Baiyun Campus and Yijing Campus—Featured Division that offer meals for our students and staff. Our canteen at Baiyun Campus has been recognized by Zhejiang Province, PRC as a provincial “Grade A” canteens.

Medical Rooms

An on-campus medical room that offers healthcare services to our students has been established in Baiyun Campus and Yijing Campus—Featured Division, respectively. The medical rooms at our campuses are both licensed on-site infirmary and offers medical diagnosis and the prescription of medication and treatments, as well as basic healthcare services to our students free of charge.

School Uniform

Our students usually wear school uniforms during school year, we arrange third-party suppliers to provide school uniform purchasing service for the convenience of parents.

Management of Our School

Major decisions and policies concerning our School, such as principal nomination and budget planning (including tuition levels, construction of material new facilities and use of significant funds), are determined by our Directors. At the same time, our finance team monitors the financial activities of our campuses through periodic audits from time to time. Our campuses’ principals report to our directors on school developments and major issues at least annually.

Each of our campuses is managed on a day-to-day basis by its principal, who is assisted by several vice principals. Each vice principal is responsible for one or more specific aspects of our campuses’ operations, such as educational curriculum, student admissions, moral education, security and logistics, student affairs and human resources. Our campuses’ principal and vice principals are experienced in education and school administration. We believe this management system enables our principals to implement their vision in running our campuses and maximize the capabilities of our administrative personnel to enhance the quality of education we provide and promote students’ well-being.

Counselors

For each of our campuses, we have a team of counselors to provide academic and non-academic care, support and guidance to our students. Our counselors work with our students outside of the classrooms, overseeing their safety and wellbeing while they stay on campus and providing guidance on each student’s independent living skills. Depending on the needs of individual students, teachers responsible for specific academic courses are also available to provide face-to-face after-class instruction. Each level of our student dormitories have separate counselors who are responsible for that level and provide overnight supervision. Our counselors are also available to offer personal care especially mental counseling to our students.

Parent-school communication

To facilitate parent-school communication and to timely obtain feedback from our students’ parents, we set up parents committee at our School comprising parent-representatives from each class; and maintain active social media groups on a class-wide, grade-wide and school-wide basis. The parents committees and social media groups act as a liaison between the management of the School and parents, and encourage parents to voice their opinions about our School. We also organize a variety of events and activities for our students’ parents. We believe these events and activities strengthened the relationship between our School and our students’ parents and contributed to creating a harmonious learning environment.

We from time to time conduct parent satisfaction survey to obtain feedback on our teaching quality. The parent satisfaction rate is usually measured by the parents’ grading on our overall teaching quality, our teachers’ dedication and capabilities, our school facilities, catering services and the environment of our campuses.

Tuition, meal and accommodation fees

We charge our primary and middle school student’s tuition, meal and accommodation fees. To attract students with academic excellence or specialties in sports, music or art to enroll in our School, we offer partial tuition waiver to a certain percentage of our middle school students who have achieved relatively high test scores in the standardized middle school entrance exams or who have specialties in sports, music or art each school year. For the 2018/2019, 2019/2020 and 2020/2021 school years, approximately 1% of our students were offered partial tuition waiver and paid tuition that were lower than our normal tuition rate. We also offer discounted tuition rates to children of our teachers and staff who enroll in our School. The tuition rates applied to children of our staff are one-third of the normal tuition. See “Item 5. Operating and Financial Review and Prospects.”

Our Students and Student Recruitment

We believe our reputation for providing high quality primary and middle school private education and our dedication in achieving the well-rounded development in students are key attractions for our prospective students.

Apart from local students, we target overseas Chinese returnees as our prospective students. The increasing population of overseas Chinese returnees and their immediate relatives in Zhejiang Province provide a growing opportunity in the private education industry. According to the Frost & Sullivan report, the population of overseas Chinese returnees (including Chinese returnees from Hong Kong and Macau) and their relatives residing in Zhejiang Province has increased from 1.2 million in 2014 to 1.5 million in 2019, representing a CAGR of 4.5%. It is expected that this number would continue to grow steadily at a CAGR of 4.0% from 2019 to 2024. Compared with local students, overseas Chinese returnees are afforded the opportunity to attend the PRC Joint Recruitment Examination for overseas Chinese returnees and students in Hong Kong, Macau and Taiwan as a parallel track. As a result, we believe our graduates who are overseas Chinese returnees have a better opportunity to attend China’s top universities, which in turn enhances our School’s reputation in the industry and improves our prospects.

Primary School Student Recruitment

Our primary school student enrollment is subject to a unified ballot system adopted by the local authority. Accordingly, the school-age children population of Lishui City may have an impact on our number of students.

Middle School Student Recruitment

Currently, students who enroll into our middle school from our primary school are not subject to a unified ballot system adopted by the local authority. For student recruitment in our middle school, we generally admit primary school graduates according to their comprehensive student records, which reflect, among other things, the academic achievements for their primary school years. If there are still vacancies for more students to be enrolled into our School (after deducting the number of students enrolling into our middle school from our primary school), those vacancies are subject to the unified ballot system for outside students to be enrolled into our middle school. Afterwards, if there are still vacancies, we may admit students without being subject to the unified ballot system. We also accept a limited number of transfer students each school year who meet our admission requirements.

We encourage graduates from our primary school to apply for our middle school. We generally give priority to graduates from our primary school in the admission process to our middle school. For the 2018/2019, 2019/2020 and 2020/2021 school years, over 50% of our enrolled middle school students were our primary school graduates.

Our Teachers and Teacher Recruitment

We believe our teachers are the key to our education programs and the reputation of our School. We employ a team of professional teachers, which enables us to offer a variety of mandatory and elective courses and provide moral guidance to our students.

Number of Teachers

As of September 1, 2020, we had 351 teachers, two of whom are foreign teachers.

The following table sets forth the number of teachers for our campuses and teacher-student ratio as of the dates indicated:

School	Number of teachers as of September 1,			Teacher-student ratio as of September 1,
	2018	2019	2020	2018	2019	2020
Baiyun Campus	296	285	301	1:15	1:15	1:15
Yijing Campus—Featured Division	24	37	50	1:6	1:5	1:7

Total	320	322	351	1:14	1:14	1:14

Qualification of Teachers

As of September 1, 2020, 35 of our teachers had Advanced Teacher qualifications, representing approximately 10% of our total number of teachers. Advanced Teacher qualification is a professional qualification awarded to teachers who meet certain requirements and have made certain achievements as teachers by Zhejiang Province Human Resources and Social Security Department. As of September 1, 2020, among our teachers holding Advanced Teacher qualifications, 13 were city-level academic leaders as recognized by Lishui Education Bureau. Two of our teachers were recognized as Zhejiang Education and Research Outstanding Individuals by Zhejiang Province Education Science Planning Leader Group and Zhejiang Research Institute of Education Science. We also have nine teachers who were recognized as Lishui Excellent Teachers by Lishui People’s Education Fund and Lishui Education Bureau. All of the courses offered under the curriculum mandated by the PRC regulatory authorities are taught by PRC-certified teachers, who hold valid teacher qualification certificates issued by relevant local educational authorities.

Teacher Recruitment

We employ our teachers through different channels and methods, including campus recruitment, general public recruitment, candidate self-nominations and the use of online recruiting websites. We determine our recruitment demands before we advertise for recruitment. We screen resumes received and select appropriate candidates. We make our hiring decision based on the candidates’ professional qualifications, moral qualities, professional skills, performance during trial lectures. The deliberation process involves our principals, teachers and administrative staff.

Training available for Teachers

Our newly hired teachers will undergo a series of training programs in which they familiarize themselves with the requirements and expectations of our School and us, and get to know their work environment and colleagues. We also provide on-going training programs for our teachers to ensure that they comply with all relevant requirements, which currently for all teachers across Zhejiang Province is completion of at least 360 continuing education credits every five years.

To facilitate the training of our teachers, we have collaborated with Lishui University, a public university in Lishui City, to establish a program that offers a steady source of continuing education courses. Pursuant to a technology development and consulting service agreement entered into between Lishui University and us in September 2019, Lishui University provides services to us by three phases from September 2019 to September 2022 with a view to assisting us in developing into a Zhejiang Province Exemplary Teacher Development School, which is a project supported by Liandu District Education Bureau. Lishui University will dispatch experts who will provide trainings to us, assist us to establish our teams of young teachers and core teachers and assist us in developing various education programs and themes. Our teacher may also have the opportunity to station at the Advanced Teacher Workstation of Lishui University and to receive trainings and guidance. We are required to pay RMB0.3 million in total by installments to Lishui University for these services. As the only private school in Lishui City to have established such a program, we strive to ensure that our teachers receive high quality training, which we believe will translate into high quality education for our students in the classrooms.

Compensation and Retention

To attract and retain high-quality teachers, we believe we offer a relatively competitive salary and benefits package and generally offer free or low cost accommodation on campus or close to our campuses. As of September 1, 2020, approximately 61.3% of our teachers had been with us for over five years and 33.3% of the same had been with us for more than ten years.

Teacher Evaluation

We typically enter into one-year contracts with our newly hired teachers and we will renew their contracts with longer terms only if they deliver satisfactory performance on a selective basis based on our evaluation.

To uphold our reputation for providing high-quality education and maintain the consistency of our teaching standards in all of our campuses, we monitor teaching quality through a comprehensive evaluation system. We perform our teacher evaluations annually. Our evaluations assess attendance, classroom preparation, classroom performance, teaching quality, continuing education coursework, publications and honors and awards. We also regularly engage external consultants specializing in education to evaluate the in-class performance of our teachers as well as the curriculum taught at our School. We believe our external consultants are able to provide our teachers with meaningful feedback that enable them to improve their teaching quality.

Intellectual Property

As of December 31, 2020, we had 17 and two registered trademarks in the PRC and Hong Kong, respectively. As of December 31, 2020, we also had 23 trademarks pending registration in the PRC. We obtained five computer software copyrights through our acquisition of Hangzhou Youxi Information Technology Co., Ltd. in February 2021. As our brand name is of material importance to our business, we are working to increase, maintain and enforce our rights in our intellectual property portfolio.

Seasonality

Our financial performance is subject to seasonality as each of our school years includes a winter holiday between December and January and a summer holiday between July and August. Our net income and results of operations normally fluctuate from quarter to quarter as a result of seasonal variations in our education operations. See “Item 5. Operating and financial Review and Prospects—A. Operating Results—Seasonality.”

Marketing

We rely primarily on our reputation as one of the leading providers of education services in Lishui City to attract high-quality students to apply for our School and do not engage in marketing and recruitment methods that require additional cost. Nevertheless, we enhance the public awareness of our brand name and our education service offerings through word-of-mouth advertising, award and campus tours which are useful channels for prospective students and their family to learn more about our capabilities and education service offerings. We also from time to time formulate and implement our marketing and student recruiting plans suitable for the market to promote our School, programs and us.

Competition

The education sector in China is growing, rapidly evolving, highly fragmented and competitive. We face competition for students in the geographic market in which we operate. In particular, we compete with public schools and private schools that offer standard PRC curriculum programs at primary and secondary school levels.

We are one of the top ten providers of private primary and secondary school education in Zhejiang Province and the largest private primary and middle school education in Lishui City as measured by students enrolled on a monthly average basis for the 2019/2020 school year. With a successful track record of operation, we have gained a strong reputation in Zhejiang Province, especially in Lishui City, which in turn attracts more high-quality students and teachers and helps forming a virtuous cycle. We believe that the principal competitive factors in our relevant markets include academic performance of students, brand and reputation, quality of educational programs, operating experience, types of educational programs, tuition, students and parent satisfaction rate, student progression rate and ability to attract and retain high quality teachers and staff. Specially, we have innovatively introduced the frontier teaching style, which combines skill development and bilingual training with standard PRC curriculum, in order to provide students with more well-rounded rather than exam-focused education experiences.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

PRC Laws and Regulations Relating to Foreign Investment in Education

Regulations on Stock Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of an Overseas Publicly Listed Company, or SAFE Circular 7, issued by SAFE in February 2012, directors, supervisors, senior managers and other employees participating in any stock incentive plan of an overseas listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. If we fail to complete the SAFE registrations, such failure may subject us to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiary in China and limit such subsidiary’s ability to distribute dividends to us.

In addition, the State Administration for Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the competent PRC government authorities.

Regulations on Foreign Investment

On March 15, 2019, the Foreign Investment Law of the People’s Republic of China, or the Foreign Investment Law, was formally passed by the 13th NPC and took effect as on January 1, 2020. The Foreign Investment Law has replaced the Chinese-Foreign Equity Joint Ventures Law, the Chinese-Foreign Contractual Joint Ventures Law and the Wholly Foreign-owned Enterprise Law to become the legal foundation for foreign investment in the PRC. To implement the Foreign Investment Law, the State Council promulgated the Implementing Regulations of the Foreign Investment Law, and Ministry of Commerce of the PRC, or the MOFCOM, and the State Administration for Market Regulation, or the SAMR further promulgated the Measures for Reporting of Information on Foreign Investment.

The Foreign Investment Law establishes the administration systems for foreign investment, which mainly consists of pre-establishment national treatment plus negative list, foreign investment information report system and security review system. The aforesaid systems, together with other administrative measures stipulated under the Foreign Investment Law, constitute the frame of foreign investment administration. The pre-establishment national treatment refers to granting to foreign investors and their investments, in the stage of investment access, the treatment no less favorable than that granted to domestic investors and their investments. The negative list refers to special administrative measures for access of foreign investment in specific fields as stipulated by the State and the State will give national treatment to foreign investments outside the negative list. The Foreign Investment Law further provides that foreign-invested enterprises established before the Foreign Investment Law coming into effect may retain their original form of organizations within five years after the Foreign Investment Law comes into effect.

Pursuant to the Foreign Investment Law of the PRC which took effect as on January 1, 2020, foreign investors’ capital contribution, profits, capital gains, assets disposal income, intellectual property license fees, legally obtained damages or compensation, liquidation proceeds, etc., may be freely remitted into or out of China in RMB or foreign exchange according to PRC laws. Accordingly, the Company has the ability to repatriate revenues generated by the VIE businesses. However, there are restrictions under PRC laws for the payment of dividends to us by Liandu WFOE. See “—Regulation—Regulations on Taxation in the PRC—Income Tax in relation to Dividend Distribution” and “—Regulation—PRC Laws and Regulations relating to Foreign Exchange.”

Pursuant to the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019), or the Negative List, promulgated by the National Development and Reform Commission, or the NDRC, and the MOFCOM on June 30, 2019 and became effective on July 30, 2019, ordinary high school education are restricted industries for foreign investors, and foreign investments are only allowed to invest in ordinary high school education in cooperative ways and the domestic party shall play a dominant role in the cooperation, which means the principal or other chief executive officer of the schools shall be a PRC national and the representative of the domestic party shall account for no less than half of the total members of the board of directors, the executive council or the joint administration committee of the Sino-foreign cooperative educational institution. In addition, foreign investors are prohibited from investing in compulsory education, namely primary school to middle school. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

As of the date of this annual report on Form 20-F, our high school education services fall within restricted industries for foreign investors, and our primary and middle school which cover compulsory education fall within prohibited industries for foreign investors. We conduct business operations through our variable interest entities. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China” for details.

Regulations on Sino-Foreign Cooperation in operating school

Sino-foreign cooperation in operating schools is specifically governed by the Regulation on Operating Sino-foreign Schools of the PRC, which was promulgated by the State Council on March 1, 2003, took effect from September 1, 2003 and recently amended on March 2, 2019, and the Implementing Rules for the Regulations on Operating Sino-foreign Schools of the PRC, or the Implementing Rules, which were issued by the Ministry of Education of the PRC, or the MOE on June 2, 2004 and became effective on July 1, 2004.

The Regulation on Operating Sino-foreign Schools of the PRC and the Implementing Rules apply to the activities of educational institutes established in the PRC jointly by foreign educational institutes and Chinese educational institutes, the students of which are to be recruited primarily from PRC citizens and encourage substantial cooperation between overseas educational organizations with relevant qualifications and experience in providing high-quality education, and PRC educational organizations to jointly operate various types of schools in the PRC, with such cooperation in the areas of higher education and occupational education being encouraged. The overseas educational organization must be a foreign educational institution with relevant qualification and experience at the same level and in the same category of education. It is uncertain as to what type of information (including the length and type of experience) a foreign investor must provide to the competent PRC government authority to demonstrate that it meets the qualification requirement. Sino-foreign cooperative schools are not permitted, however, to engage in compulsory education and military, police, political or other kinds of education that are of a special nature in the PRC. Any Sino-foreign cooperative school and cooperation program shall be approved by the relevant education authorities of provinces, autonomous regions or municipalities directly under PRC central governmental where the institute locates and obtain an Operation Permit for Sino-foreign Cooperation School, and a Sino-foreign cooperation school established without the above approval or permit may be prohibited by the relevant authorities, be ordered to refund the fees collected from its students and be subject to a fine of no more than RMB100,000, while a Sino-foreign cooperation program established without such approval or permit may also be banned and be ordered to refund the fees collected from its students.

On June 18, 2012, the MOE issued the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education and Promoting the Healthy Development of Private Education to encourage private investment and foreign investment in the field of education. According to these opinions, the proportion of foreign capital in a Sino-foreign education institute shall be less than 50%.

As of the date of this annual report on Form 20-F, no implementation measures or specific guidelines are promulgated in accordance with the Regulation on Operating Sino-foreign Schools of the PRC and Implementing Rules.

Regulations on Private Education in the PRC

Education Law of the PRC

On March 18, 1995, the National People’s Congress of PRC, or the NPC enacted the Education Law of the PRC, or the Education Law, which was amended on August 27, 2009 and further amended on December 27, 2015. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school education system comprising pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education, a national education examination system, and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other educational institution. Furthermore, it provides that in principle, enterprises, social organizations and individuals are encouraged to establish and operate schools and other types of educational institutes in accordance with PRC laws and regulations. Meanwhile, schools and other educational institutes sponsored by all or part of government financial funds and donated assets are forbidden to be established as for-profit organizations. On January 27, 2021, the Standing Committee of the NPC issued the Education Law (Draft Amendment) to solicit public comments. The amended part of the legislation mainly focused on the punishment on imposters’ enrollment.

The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education

The Law for Promoting Private Education of the PRC became effective on September 1, 2003 and was newly amended on November 7, 2016 by the Decision of the Standing Committee of the National People’s Congress on Amending the Law for Promoting Private Education of the PRC, or the Decision and amended on December 29, 2018. The Implementation Rules for the Law for Promoting Private Education of the PRC, or the 2004 Implementation Rules became effective on April 1, 2004. The Law for Promoting Private Education of the PRC shall be applicable to activities conducted by public organizations or individuals, other than the organs of the state, to establish and operate schools and other institutions of education with non-governmental financial funds, which are geared to the need of society. The establishment of a private school shall meet the local need for educational development and the requirements of the Education Law and the relevant laws and regulations. A duly approved private school will be granted a Permit for Operating a Private School, after which the private school can apply for registration as a legal person and the registration authority shall handle the matter in accordance with relevant laws and regulations.

The Law for Promoting Private Education of the PRC mainly stipulates as follows:

(i)

The sponsors of privately-run schools may establish non-profit or for-profit privately-run schools at their own discretion. However, they shall not establish for-profit privately-run schools providing compulsory education.

(ii)

The sponsor of a non-profit privately-run school shall not gain proceeds from school running, and the cash surplus of the school shall be used for school running, while the sponsor of a for-profit privately-run school may gain proceeds from school running, and the cash surplus of the school shall be disposed of in accordance with relevant PRC laws and regulations.

(iii)

The measures for the collection of fees by non-profit privately-run schools shall be formulated by the people’s governments of various provinces, autonomous regions and centrally-administered municipalities.

However, the charging criteria of for-profit privately-run schools are subject to market regulation and shall be determined by the schools themselves.

(iv)	Privately-run schools may enjoy the preferential taxation policies, and non-profit privately-run schools may enjoy the same preferential taxation policies with that for publicly-run schools.
(v)	Additional supportive measures are provided for private schools. Non-profit private schools will enjoy additional supportive measures, such as government subsidies, fund awards and donations.

Furthermore, if a private school established before the promulgation of this Decision chooses to be registered as a non-profit privately-run school and when the privately-run school is terminated, if there are remains after its property is liquidated, appropriate compensation or rewards shall be given to capital contributors based on their applications and by taking into full account the factors such as the capital contributed before the implementation of this Decision, reasonable return gained and benefits from school running, and the other property may continue to be used for the running of other non-profit schools.

On August 10, 2018, the Ministry of Justice of the PRC, or MOJ, published the Implementing Regulations for the Law of the People’s Republic of China for Promoting Private Education (Revised Draft) (Draft for Comments), or the MOJ Draft for Comments, for public comment. As of the date of this annual report on Form 20-F, the above implementing regulation on the Law of PRC for Promoting Private Education have not been promulgated and entered into force.

The main changes of the MOJ Draft for Comments relating to our business operation compared with 2004 Implementation Rules include:

(i)

Foreign investment enterprises established in China and social organizations for which the foreign party is the actual controller shall not establish, participate in establishment of, or actually control private schools providing compulsory education.

(ii)

Social organizations which adopt centralized school management models are not allowed to control non-profit private schools by mergers and acquisitions, franchising or contractual arrangements and other means.

(iii)

Private schools who has the transaction with related parties shall follow the principles of openness, fairness, and justice and shall not damage national interests, school interests, and teacher and student rights. Any material, long-term or recurring agreement entered into between a non-profit private school and its related parties shall be reviewed and audited by the education administrative authorities as well as the human resources and social security authorities in terms of the necessity and legality of such agreement and its compliance with the applicable laws and regulations.

(iv)

Where there is a change in the sponsor of a non-profit private school, an alteration agreement shall be signed and no gains shall be derived from the alteration; and the sponsor of an existing private school may, in accordance with the lawful rights and interests enjoyed by any such sponsor in accordance with the PRC laws and the alteration agreement entered into with the successor sponsor to alter earnings, provided that such alteration is not for profit-making purposes and does not involve any property of the school as a legal person.

(v)

Private school that provides education for academic credentials shall enjoy the same rights as a government-run school at the same level and of the same category in enrollment, and may, within the scale ratified by the examination and approval authority, determine on its own the scope, standards and methods of enrollment, and enroll students at the same time as a government-run school. Private schools of compulsory education shall enroll students mainly in the areas managed by the competent authorities, and may enroll students in other areas if they have boarding facilities.

On August 17, 2020, MOE, NDRC, the Ministry of Finance, and the State Administration for Industry and Commerce or the SAMR, and the General Administration of Press and Publication jointly released the Opinions on Further Strengthening and Regulating the Administration of Education Fees, or the Opinions, effective as of the same date. The Opinions mainly stipulate the basic principles of education fee charging, modification of the policies and the management systems of education fee charging, including the legal consequences of charging in violation of the provisions. In particular, the part of provisions on improving the governance mechanism for education fee charges stipulate that “efforts shall be made to explore the establishment of a special audit system for school fees, with the focus on the audit of non-profit privately-run schools, and the sponsors of non-profit privately-run schools and non-profit privately-run sino-foreign cooperative educators shall be prohibited from obtaining proceeds from school-running such as tuition income, distributing school balances (residual assets) or transferring proceeds from school running through related-party transactions or affiliated parties or other means.” The Opinions have not specified whether the contractual arrangements fall within the activities of transferring the school-running proceeds through related-party transactions and affiliated parties, and the Opinions have not specified the relevant legal consequences of such activities.

For a detailed discussion on how the above laws and regulations will affect our School, see “Item 3. Key Information—D. Risk Factors.”

Implementing Rules on Classification Registration of Private Schools

According to the Implementation Rules on Classification Registration of Private Schools (the “Classification Registration Rules”), which was issued jointly by the MOE, the Ministry of Human Resources and Social Security of the People’s Republic of China or the MOHRSS, the MCA, the State Commission Office of Public Sectors Reform and the SAMR, and became effective on December 30, 2016, if an existing private school chooses to register as a non-profit private school, it shall amend its articles of association in accordance with laws, continue its school operation, and complete the new registration formalities. If an Existing Private School chooses to register as a for-profit private school, it shall make financial settlement, clarify the ownership of the schools’ lands, buildings and accumulations with the consent of the relevant departments of the people’s governments at or below the provincial level, pay relevant taxes and fees, obtain new school permits, carry out their re-registration and continue their school operation. The provincial people’s government is responsible for formulating the detailed measures on the alteration registration of the private schools in accordance with national laws and the local situation.

On December 26, 2017, the People’s Government of Zhejiang Province promulgated the Implementation Opinions of the People’s Government of Zhejiang Province on Encouraging Individual Persons or Entities to Conduct Education and Promote the Healthy Development of Private Education, or the Zhejiang Implementation Opinions, to establish a classification management system on private school. According to Zhejiang Implementation Opinions, existing private schools, which were established before November 7, 2016, shall finish the registration as non-profit or for-profit private schools by the end of 2022.

On April 4, 2018, eight departments of Zhejiang Province including the Department of Education of Zhejiang Province promulgated the Implementation Measures for Existing Private Schools to Change Registration Status, or the Zhejiang Implementation Measures, which took effect on June 1, 2018 and applies to all private schools established before November 7, 2016. According to the Zhejiang Implementation Measures, (i) any existing private school which chooses to register as a non-profit private school shall amend and file its articles of association and complete the corresponding registration accordingly, and (ii) any existing private school that chooses to register as a for-profit private school, shall obtain a new Permit for Operating a Private School and be re-registered so as to continue its operation after completing its financial clearance and settlement, clarifying its ownership of assets, and paying relevant taxes and fees.

The Zhejiang Implementation Measures mainly set out the requirements of classification registration of the existing private schools, and where a privately-run school chooses to be registered as a non-profit school, it shall amend its articles of association and continue running the school. According to our School’s past and current articles of association, it has been engaged in non-profit social services from the establishment. As of the date of this annual report on Form 20-F, no detailed guideline which requires us to complete the amendment to our articles of association and classification registration procedures and sets out the legal consequences for the failure to complete these procedures has been further promulgated by the local governmental authorities, and we have not received any governmental notice or requirement in this regard. We will continue our communication with the competent authorities and complete classification registration in a timely manner in accordance with the detailed guideline once promulgated.

Notices on Management of the Charge of Schools

According to the Notice regarding Cancelation of the Fee Charge Permit System and Strengthening the Supervision in process and afterwards, which was issued jointly by the NDRC and the Ministry of Finance on January 9, 2015, the fee charge permit system shall be canceled nationwide from January 1, 2016. Furthermore, Zhejiang Provincial Price Bureau and Zhejiang Provincial Department of Finance issued Circular on Strengthen Supervision Cancelation of the Fee Charge Permit System in Process and afterwards on February 26, 2015, which provided more detailed supervision rules in accordance with Notice regarding Cancelation of the Fee Charge Permit System and Strengthening the Supervision in process and afterwards.

Pursuant to the Notice on Regulations Applicable to Service Charges and Fees Collected-on-behalf in the Primary and Middle Schools jointly promulgated by the NDRC and the MOE on July 23, 2010, services charges and fees collected-on-behalf should be publicly disclosed and paid on a voluntary and non-profit basis.

Regulations on Safety and Health Protection of Schools

Pursuant to the Food Safety Law of the PRC, which was amended on December 29, 2018, collective canteens of schools shall obtain licenses in accordance with the laws and strictly abide by the laws, regulations and food safety standards. Schools should only order meals from off-site providers that have obtained the relevant food production licenses and should conduct regular inspections on the meal provided.

Pursuant to Administrative Measures for Food Operation Licensing promulgated on August 31, 2015 and amended on November 17, 2017 with effect from the same day, a food operation license shall be obtained in accordance with the law to engage in food selling and catering services within the territory of the PRC. The principle of one license for one site shall apply to the licensing for food operation, and classified licensing for food operation according to food operators’ types of operation and the degree of risk of their operation projects is implemented.

In accordance with the Provisions on Food Safety and Nutrition and Health Management in Schools, which was promulgated on February 20, 2019 and became effective on April 1, 2019, schools shall, in accordance with the provisions of food safety laws and regulations and the requirements of the healthy China strategy, establish and improve relevant systems, implement the campus food safety responsibility, and carry out publicity and education on food safety, nutrition and health. The principal (director) responsibility system shall be practiced in the work of school food safety.

According to the Circular on Strengthening Hygiene and Epidemic Prevention and Food Hygiene and Safety of Private Schools, which was promulgated on April 29, 2006, private schools should pay high attention to and strengthen the school hygiene and epidemic prevention and the food hygiene and safety.

According to the Administrative Measures of Safety of Kindergartens, Primary and Middle School, which was promulgated on June 30, 2006 and became effective on September 1, 2006, in order to ensure the hygiene and safety of food and drink of teachers and students, schools should (i) establish a system of procurement of canteen supplies from designated suppliers, (ii) establish a system of demanding for certificate and keeping record during procurement, (iii) establish a system of retention of food for checkup and record, and (iv) examine the situation of hygiene and safety of drinking water.

Pursuant to the Circular on Further Strengthening Food Safety of School Canteens issued on August 11, 2011, school canteens are comprehensively required to carry out food safety self-inspection. Local food and drug administration at all levels are required to comprehensively strengthen supervision and inspection on food safety of school canteens before commencement of each term, and, before the commencement of every spring term and every autumn term, should consider school canteens as key point of supervision and strengthen the supervision and inspection. School food safety responsibility system should be comprehensively carried out.

According to the Law on the Protection of Minors of the PRC, which was amended in October 2012 and became effective in January 2013, schools shall establish safety system, improve safety education among the minors and adopt measures to guarantee their personal safety.

In accordance with the Regulation on Safety Management of Middle, Primary Schools and Kindergartens, which was promulgated on June 30, 2006 and became effective on September 1, 2006, schools shall be responsible for safety management and education, establish and improve internal safety management system and safety emergency response mechanism, incorporate safety education into its teaching content and carry out safety education among students.

According to the Regulation on Sanitary Work of Schools, which was promulgated on June 4, 1990 and became effective on the same day, schools shall carry out sanitary work. The main tasks of the sanitary work include monitoring health conditions of students, carrying out health education among students, helping students develop good health habits, improving health environment and health conditions for teachers and enhancing prevention and treatment of infectious disease and common diseases among students.

On January 8, 2012, the Department of Education of Zhejiang Province promulgated Opinions on Further Strengthening the Management of Primary, Middle and High School Canteens (the “Opinion”). In accordance with the Opinion, all primary schools, middle schools and high schools shall regulate the school canteens management and guarantee the food quality, health and safety of school canteens.

Pursuant to Regulations on Administration of Security Services, which issued by State Council on October 13, 2009 and became effective on January 1, 2010, enterprises hiring security personnel shall file with the local public security administration.

As of the date of this annual report on Form 20-F, both of our School’s canteens have acquired the applicable food operation licenses. In addition, we have submitted the recruitment of security personnel with competent authority for record.

Regulations on Compulsory Education

According to the Law for Compulsory Education of the PRC, which was promulgated by the NPC on April 12, 1986 and last amended on December 29, 2018, a nine-year system of compulsory education was adopted.

Furthermore, the MOE issued the Reform Guideline on the Curriculum System of Compulsory Education (Trial) on June 8, 2001, which became effective on the same day, pursuant to which schools providing compulsory education shall follow a “state-local-school” three-tier curriculum system. In other words, schools must follow the state curriculum standard for state courses, while the local educational authorities have the power to determine the curriculum standard for other courses, and schools may also develop curriculum that are suitable for their specific needs.

Regulations on the Operation of High Schools

The MOE has promulgated several regulations on the operation of high schools, which mainly concern the choice of textbooks, the curriculum system and the graduation exam system. According to the Circular of the Central Office of the MOE on the Selection of the Trial Textbooks for the Curriculum of High Schools promulgated on April 26, 2005 and the Interim Measures for the Management of the Selection of the Primary and Middle School Textbooks promulgated and came into effect on September 30, 2014, the textbooks used by the primary and middle schools can only be selected from the Catalog issued by the MOE; and the provincial education authority is in charge of textbook selection within its relevant administrative jurisdiction and has the power to approve the curriculum system applied in the primary and middle schools within the province.

Further, the MOE issued the Notice on Developing Trial Curriculum System in High Schools, the Guidance on Strengthening Instruction on Developing Trial Curriculum System in High Schools, the Notice on Propelling 2006 Trial Curriculum System in High Schools and the Notice on Propelling 2007 Trial Curriculum System in High Schools from 2003 through 2007, pursuant to which the MOE developed a new curriculum system in high schools nationwide, and the implementation of such curriculum system is carried on mainly by the provincial educational authorities while the MOE mainly provides guidance to its local counterparts. Under the guidelines of the MOE and subject to approval by the respective provincial educational authorities, the high schools may adopt their own unique curriculum system.

The MOE issued the Regulations on Disciplinary Measures for Primary and Secondary School Education (Trial) on December 23, 2020 and the regulations came into effect on March 1, 2021. It stipulates the attributes, the scope of educational disciplinary measures, and corresponding rules, and requires schools and teachers to follow the legality and appropriateness when implementing educational disciplinary measures.

PRC Laws and Regulations Relating to Property in the PRC

Pursuant to the Property Law of the PRC, or the Property Law, which was promulgated on March 16, 2007 and became effective on October 1, 2007, educational, medical and health and other public welfare facilities and other properties of institutions and social groups with the aim of benefiting the public such as schools and hospitals are not allowed to be mortgaged.

According to the Property Law, transferable fund units and equity, property rights to intellectual properties of transferable exclusive trademark rights, patent rights, copyrights, accounts receivable and other property rights that can be pledged as stipulated by any law or administrative regulations may be pledged.

As of the date of this annual report on Form 20-F, we have the land-use rights of eight (8) pieces of land and the property ownership of twenty-five (25) buildings legally.

Legal Regulations over Intellectual Property in the PRC

Copyright

Pursuant to the Copyright Law of the PRC, or the Copyright Law which was amended on February 26, 2010 and with effect from April 1, 2010. Copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law, shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial action, and offer an apology, pay damages, etc.

Furthermore, the Implementation Regulations for the Copyright Law, which was latest amended on January 30, 2013 by State Council, provides more detailed implementation guidance for copyright legal regime.

As of the date of this annual report on Form 20-F, we have five software with computer software copyright which are relevant to our future business through our ownership in Hangzhou Youxi Information Technology Co., Ltd, including among others live streaming supervision system, Android live streaming system, and Apple live streaming system, etc.

Trademark

Pursuant to the Trademark Law of the PRC, or the Trademark Law, which was revised on April 23, 2019 and with effect from November 1, 2019, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods for which the use of trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved. According to the Trademark Law, usage of a trademark that is identical with or similar to a registered trademark in connection with the same or similar goods without authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc.

On August 3, 2002, the State Council promulgated the Implementation Regulations for the Trademark Law of the PRC, which was lately amended on April 29, 2014 and was issued to providing practical implementation rules of trademarks.

As of the date of this annual report on Form 20-F, we lawfully hold 17 registered trademarks in the PRC.

Patent

Pursuant to the Patent Law of the PRC, or the Patent Law, which was revised on December 27, 2008 and with effect from October 1, 2009, after the grant of the patent right for an invention or utility model, except where otherwise provided for in the Patent Law, no entity or individual may, without the authorization of the patent owner, exploit the patent, that is, make, use, offer to sell, sell or import the patented product, or use the patented process, or use, offer to sell, sell or import any product which is a direct result of the use of the patented process, for production or business purposes. And after a patent right is granted for a design, no entity or individual shall, without the permission of the patent owner, exploit the patent, that is, for production or business purposes, manufacture, offer to sell, sell, or import any product containing the patented design. Where the infringement of patent is decided, the infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc.

Domain Name

Pursuant to the Administrative Measures for Internet Domain Names, which was promulgated by the Ministry of Industry and Information Technology of the PRC on August 24, 2017 and with effect from November 1, 2017, “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the Internet protocol (IP) address of that computer and the principle of “first come, first serve” is followed for the domain name registration service. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

PRC Laws and Regulations Relating to Labor Protection

Employment

According to the Labor Law of the PRC, or the Labor Law, which was promulgated by the Standing Committee of the NPC on July 5, 1994 and became effective on January 1, 1995 and was amended on December 29, 2018, an employer shall establish a comprehensive management system to safeguard the rights of its employees, including developing and improving its labor safety and health system, stringently implementing national protocols and standards on labor safety and health, conducting labor safety and health education for workers, guarding against labor accidents and reducing occupational hazards.

The Labor Contract Law, which was promulgated by the Standing Committee of the NPC on June 29, 2007 and became effective on January 1, 2008, and was amended on December 28, 2012, and the Implementation Regulations on Labor Contract Law, which was promulgated and became effective on September 18, 2008, regulate employer and employee relations and contain specific provisions on the terms of the labor contract. Labor contracts must be made in writing. An employer and an employee may enter into a fixed-term labor contract, an un-fixed term labor contract, or a labor contract that concludes upon the completion of certain work assignments, after reaching due negotiations. An employer may legally terminate a labor contract and dismiss its employees after reaching agreement upon due negotiations with the employee or by fulfilling the statutory conditions. Labor contracts concluded prior to the enactment of the Labor Law and subsisting within the validity period thereof shall continue to be honored.

As of the date of this annual report on Form 20-F, we have executed labor contracts with all of our employees in accordance with applicable PRC laws.

Social Insurance

The Social Insurance Law, which was promulgated on October 28, 2010 and became effective on July 1, 2011, and was amended on December 29, 2018, has included pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with the relevant laws and regulations on social insurance.

According to the Interim Measures for Participation in the Social Insurance System by Foreigners Working within the Territory of China, which was promulgated by the MOHRSS on September 6, 2011 and became effective on October 15, 2011, employers who employ foreigners shall participate in the basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity leave insurance in accordance with the law, with the social insurance premiums to be contributed respectively by the employers and foreigner employees as required. In accordance with such Interim Measures, the social insurance administrative agencies shall supervise and examine the legal compliance of foreign employees and employers and the employers who do not pay social insurance premium in conformity with the laws shall be subject to the administrative provisions provided in the Social Insurance Law and the relevant regulations and rules mentioned above. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the State Administration of Taxation of the PRC, or the SAT will become solely responsible for collecting social insurance premiums.

In accordance with the Interim Measures for Participation in the Social Insurance System by Foreigners Working within the Territory of China, employers who employ foreigners shall participate in the basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity leave insurance in accordance with the law, with the social insurance premiums to be contributed respectively by the employers and foreigner employees as required. The employers who do not pay social insurance premium in conformity with the laws shall be subject to the administrative provisions provided in the Social Insurance Law and the relevant regulations and rules mentioned above.

As of December 31, 2020, we had made social insurance contribution for the PRC-based employees based on the relevant PRC laws and regulations and practical measures.

Housing Fund

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated and became effective on April 3, 1999, and was amended on March 24, 2019, employers are required to contribute, on behalf of their employees, to housing provident funds. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center. The employer shall timely pay up and deposit housing provident fund contributions in full amount, any employer who violates the above regulations shall be fined and ordered to make good the deficit within a designed period. Those who fail to process their registrations within the designated period shall be subject to a fine ranging from RMB10,000 to RMB50,000. When companies breach these regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People’s Court for mandatory enforcement against those who still fail to comply with such order after the expiry of such period.

As of December 31, 2020, we had made housing fund contribution for the PRC-based employees based on the relevant PRC laws and regulations and practical measures.

Regulations on Taxation in the PRC

Income Tax

In accordance with the PRC Enterprise Income Tax Law, or the EIT Law, which was promulgated on March 16, 2007 and amended and became effective on December 29, 2018, and the Regulation on the Implementation of Enterprise Income Tax Law of the PRC, which was promulgated on December 6, 2007 and last amended on April 23, 2019 by the State Council of PRC, enterprises are classified as either “resident enterprises” or “non-resident enterprises”. A resident enterprise shall pay enterprise income tax on its income deriving from both inside and outside China at the rate of enterprise income tax of 25%. A non-resident enterprise that has an establishment or place of business in the PRC shall pay enterprise income tax on its income deriving from inside China and obtained by such establishment or place of business, and on its income which derives from outside China but has actual relationship with such establishment or place of business, at the rate of enterprise income tax of 25%. A non-resident enterprise that does not have an establishment or place of business in China, or has an establishment or place of business in China but the income has no actual relationship with such establishment or place of business, shall pay enterprise income tax on its income deriving from inside China at the reduced rate of enterprise income tax of 10%.

According to Notice of the Ministry of Finance and the State Administration of Taxation on Tax Policies Relating to Education, or the Circular 39, promulgated in February 2004, and Notice of the Ministry of Finance and the State Administration of Taxation on Issues Concerning Strengthening the Administration over the Collection of Business Tax on Educational Services, or the Circular 3, issued in January 2006, schools shall be exempt from enterprise income tax on fees they have collected upon approval and have incorporated under the fiscal budget management or the special account management of the funds outside the fiscal budget. Schools shall be exempt from enterprise income tax on the financial allocations they have received and special subsidies they have obtained from their administrative departments or institutions at higher levels.

According to the Law for Promoting Private Education and the 2004 Implementation Rules, private schools enjoy the state preferential tax policies, while non-profit private schools enjoy the same preferential tax treatment as public schools. In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or the SAT Bulletin 7 as amended in 2017. Pursuant to this bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to the SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes.

Income Tax in relation to Dividend Distribution

The PRC and the government of Hong Kong entered into the Arrangement between the Mainland of the PRC and Hong Kong for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Tax Avoidance Arrangement on August 21, 2006. According to the Double Tax Avoidance Arrangement, if the beneficiary of the dividends is a Hong Kong resident enterprise, which directly holds no less than 25% equity interests in the aforesaid enterprise, the tax levied shall be 5% of the distributed dividends. The 10% withholding tax rate applies to dividends paid by a PRC company to a Hong Kong resident if such Hong Kong resident holds less than 25% of the equity interests in such PRC company. Pursuant to the Circular of the State Administration of Taxation on Relevant Issues relating to the Implementation of Dividend Clauses in Tax Agreements promulgated by the SAT and became effective on February 20, 2009, recipients of dividends paid by PRC resident enterprises must satisfy certain requirements in order to obtain a preferential income tax rate pursuant to a tax treaty. One such requirement is that the taxpayer must be the “beneficiary owner” of relevant dividends. In order for a corporate recipient of dividends paid by a PRC enterprise to enjoy preferential tax treatment pursuant to a tax treaty, such recipient must be the direct owner of a certain proportion of the share capital of the PRC enterprise at all times during the 12 months preceding its receipt of the dividends. Pursuant to the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, which was promulgated on October 14, 2019 and became effective on January 1, 2020, non-resident taxpayers making their own declaration shall self-assess whether they are entitled to treaty benefits and need to claim such benefits, and shall submit an “Information Report on Non-resident Taxpayers Claiming Treaty Benefits” at the time of declaration, gather and retain the relevant materials pursuant to the provisions of Article 7 of these Measures for future inspection. Furthermore, all levels of tax authorities shall, through strengthening follow-up administration for non-resident taxpayers enjoying treaty benefits, implement treaties accurately, and prevent abuse of tax treaties and tax avoidance risks.

Value-added Tax, or the VAT

According to the Temporary Regulations on Value-added Tax, which was amended on November 10, 2008, February 6, 2016 and November 19, 2017 and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax, which was amended on October 28, 2011 and became effective on November 11, 2011, or collectively, the VAT Law, all taxpayers selling goods or labor services of processing, repairing and replacement, selling services, intangible assets, immovable and importation of goods within the PRC shall pay value-added tax. For general VAT taxpayer selling or importing goods other than those specifically listed in the VAT Law, the value-added tax rate is 17%. On April 4, 2018, the MOF and the SAT promulgated the Notice on Adjusting Value-added Tax Rates, which reduced the tax rates for sale, import, and export of goods.

Furthermore, according to the Trial Scheme for the Conversion of Business Tax to Value-added Tax, which was promulgated by the MOF and the SAT, the State began to launch taxation reforms in a gradual manner with effect from January 1, 2012, whereby the collection of VAT in lieu of business tax items was implemented on a trial basis in regions showing significant radiating effects in economic development and providing outstanding reform examples, beginning with production service industries such as transportation and certain modern service industries.

In accordance with Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax, which was promulgated on March 23, 2016 and came into effect on May 1, 2016 and amended on March 20, 2019, upon approval of the State Council, the pilot program of the collection of VAT in lieu of business tax shall be promoted nationwide in a comprehensive manner starting from May 1, 2016, and all business tax payers engaged in the building industry, the real estate industry, the financial industry and the life service industry shall be included in the scope of the pilot program with regard to payment of value added tax instead of business tax. For general service income, the applicable VAT rate is 6%. Schools engaged in academic education are exempted from VAT on their education service.

Other Tax Exemptions

According to Circular 39 and Circular 3, the real properties and land used by schools established by enterprises shall be exempt from house property tax and urban land use tax. Schools which expropriate arable land upon approval shall be exempt from arable land use tax. Schools and educational institutes established by any enterprises, government affiliated institutions, social groups or other social organizations or individuals and citizens with non-state fiscal funds for education and open to the public upon the approval of the administrative department for education or for labor of the relevant people’s government at the county level or above which has also issued the relevant school running license, shall be exempted from deed tax on their ownerships of land and houses used for teaching activities.

PRC Laws and Regulations Relating to Companies

The establishment, operation and management of corporate entities in the PRC are governed by the Company Law of the PRC, or the Company Law, which was promulgated on December 29, 1993 and amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013, and October 26, 2018, respectively. Under the Company Law, companies are generally classified into two categories: limited liability companies and limited companies by shares. The Company Law also applies to foreign-invested limited liability companies but where other relevant laws regarding foreign investment have provided otherwise, such other laws shall prevail. There is no longer a prescribed timeframe for the shareholders to make full capital contribution to a company, except otherwise provided in other relevant laws, administrative regulations and State Council decisions. However, shareholders are only required to state the capital amount that they commit to subscribe in the articles of association of the company. Furthermore, the initial payment of a company’s registered capital is no longer subject to a minimum amount requirement and the business license of a company will not show its paid-up capital. In addition, shareholders’ contribution of the registered capital is no longer required to be verified by capital verification agencies.

PRC Laws and Regulations Relating to Securities

The revised Securities Law of the PRC, or the Securities law was passed by the 13th NPC on December 28, 2019 and took effect from March 1, 2020. The Securities Law further improves the investor protection and the information disclosure measures. According to the Securities law, the securities regulatory authority of the State Council, namely the China Securities Regulatory Commission, or the CSRC, may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region, to implement cross-border supervision and administration. Moreover, the Securities law also provides that the offering and trading of securities outside the People’s Republic of China which disrupt the domestic market order of the People’s Republic of China and harm the legitimate rights and interests of domestic investors shall be dealt with pursuant to the relevant provisions of this Law, and legal liability shall be pursued.

PRC Laws and Regulations Relating to Foreign Exchange

The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Rules of the PRC, or the Foreign Exchange Administration Rules. The Foreign Exchange Administration Rules were promulgated by the State Council of the PRC on January 29, 1996 and with effect from April 1, 1996 and were amended on January 14, 1997 and August 5, 2008. Under these rules, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless the prior approval of the State Administration of Foreign Exchange of the PRC, or the SAFE or its local counterparts is obtained.

Under the Foreign Exchange Administration Rules, foreign-invested enterprises in the PRC may, without the approval of the SAFE, make a payment from their foreign exchange accounts at designated foreign exchange banks for paying dividends with certain evidencing documents (board resolutions, tax certificates, etc.), or for trade and services-related foreign exchange transactions by providing commercial documents evidencing such transactions. They are also allowed to retain foreign currency (subject to a cap approval by the SAFE) to satisfy foreign exchange liabilities. In addition, foreign exchange transactions involving overseas direct investment or investment and trading in securities, derivative products abroad are subject to registration with the SAFE or its local counterparts and approval form or filling with the relevant PRC government authorities (if necessary).

According to the Circular on the Management of Offshore Investment and Financing and Round Trip Investment By Domestic Residents through Special Purpose Vehicles, or Circular 37, which was promulgated on July 4, 2014 and with effect from the same day, the domestic resident shall be required to register with the local branch of the SAFE for foreign exchange registration of overseas investments before contributing the domestic and overseas lawful assets or interests to a SPV, and to update such registration in the event of any change of basic information of the registered SPV or major change in the SPV’s capital, including increases and decreases of capital, share transfers, share swaps, mergers or divisions. The SPV is defined as an “offshore enterprise directly established or indirectly controlled by the domestic resident (including domestic institution and individual resident) with their legally owned assets and equity of the domestic enterprise, or legally owned offshore assets or equity, for the purpose of investment and financing;” “Round Trip Investments” refer to “the direct investment activities carried out by a domestic resident directly or indirectly via an SPV, i.e. establishing a foreign-invested enterprise or project within the PRC through a new entity, merger or acquisition and other ways, while obtaining ownership, control, operation and management and other rights and interests.” In addition, according to the procedural guidelines as attached to Circular 37, the principle of review has been changed to “the domestic individual resident is only required to register the SPV directly established or controlled (first level).”

Pursuant to Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or Circular 13, which was promulgated on February 13, 2015, implemented on June 1, 2015 and amended on December 30, 2019, the initial foreign exchange registration for establishing or taking control of a SPV by domestic residents can be conducted with a qualified bank, instead of the local foreign exchange bureau, and Circular 13 also simplifies some procedures relating to foreign exchange for direct investments.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which came into effect from June 1, 2015. According to Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretional Foreign Exchange Settlement. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of a foreign-invested enterprise is temporarily determined to be 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and go through the review process with the banks.

The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16 on June 9, 2016, which became effective simultaneously. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on self-discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis which applies to all enterprises registered in the PRC. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its nonaffiliated entities. As the SAFE has not provided detailed guidelines with respect to its interpretation or implementations, it is uncertain how these rules will be interpreted and implemented.

As of the date of this annual report on Form 20-F, Ms. Fen Ye, Ms. Hong Ye and Ms. Fang Ye have completed the necessary registrations, as required by Circular 37.

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by the SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by the SAFE, the NDRC and the MOF and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise.

On January 12, 2017, the PBOC issued and implemented Notice of People’s Bank of China on Matters Concerning Macro-Prudential Management on All-round Cross-border Financing, or the Circular 9. A one-year transitional period was set for foreign-invested enterprises and foreign financial institutions from the date of issuance, within which the foreign-invested enterprises may choose a mode between the existing cross-border financing management mode and that prescribed in the Circular 9, and no specific new notification or rules has been issued yet regarding the selection of the two modes. According to Circular 9, the calculation of the upper limit of the risk-weighted balance for cross-border financing =the capital or the net assets × the leverage rate of cross-border financing × the macro-prudential adjustment parameters, among which, enterprises are calculated at their net assets based on the latest audited financial statements, the leverage rate for cross-border financing for enterprises is 2, and the macro-prudential adjustment parameter is 1.

Pursuant to Notice of the People’s Bank of China and the State Administration of Foreign Exchange on Adjustments to Macro-prudential Regulation Parameters for Full-covered Cross-border Financing issued and implemented on March 11, 2020, the PBOC and the SAFE decided to adjust the macro-prudential adjustment parameter specified in the Circular 9 to 1.25 from 1 in light of the current macroeconomic and international balance of payment. As for Liandu WFOE and Lishui Mengxiang, the upper limit of the risk-weighted balance for cross-border financing = the net assets based on the latest audited financial statements ×2×1.25.

According to Circular 9, an enterprise shall file the information of its cross-border financing in the capital project information system with the SAFE after signing the contract and no later than three working days before the withdrawal. The enterprise, after conducting the contract filing for the cross-border financing, and the financial institution, after conducting information reporting for the cross-border financing, may carry out relevant capital settlement for the borrowers according to the withdrawal and repayment arrangement, report the relevant clearing information to the relevant systems of the PBOC and the SAFE, and complete the cross-border financing information updating. The enterprise shall also update cross-border financing and equity-related information.

Pursuant to the NDRC Circular on Promoting the Reform of the Administration on the Filing and Registration System for Foreign Debts Issued by Enterprises promulgated by the NDRC on September 14, 2015, which came into effect on the same date, enterprises domiciled within the PRC and their controlling subsidiaries or branches should file and register with the NDRC prior to issuance of foreign debts, including without limitation medium-term and long-term international commercial loans, and report relevant information on the issuance of the foreign debts to the NDRC within ten working days after the completion of the issuance. Foreign debt referred to in this circular shall mean debt instruments borrowed by domestic enterprises and overseas enterprises or branches controlled by them from overseas with a maturity term of one year or longer, including bonds issued overseas and mid to long-term international commercial loans.

According to the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment promulgated on October 25, 2019 by the SAFE, or Circular 28, non-investment foreign-funded enterprises are allowed to make domestic equity investments with their capital funds in accordance with the law on the premise that the existing special administrative measures (negative list) for foreign investment access are not violated and the projects invested thereby in China are true and compliant.

Pursuant to the Measures on Reporting of Foreign Investment Information issued by the MOFCOM and SAIC on December 30, 2019, which became effective on January 1, 2020, where there is a change in information in the initial report which involves enterprise change registration or filing, the foreign investment enterprise shall submit a change report through the Enterprise Registration System at the time of completion of enterprise change registration.

Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (Revised in 2009)

Under the Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (Revised in 2009), or the M&A Rules, a foreign investor is required to obtain necessary approvals when (i) a foreign investor acquires equity in a domestic non-foreign invested enterprise thereby converting it into a foreign-invested enterprise, or subscribes for new equity in a domestic enterprise via an increase of registered capital thereby converting it into a foreign Invested enterprise; or (ii) a foreign investor establishes a foreign-invested enterprise which purchases and operates the assets of a domestic enterprise, or which purchases the assets of a domestic enterprise and injects those assets to establish a foreign-invested enterprise. According to Article 11 of the M&A Rules, where a domestic company or enterprise, or a domestic natural person, through an overseas company established or controlled by it/him/her, acquires a domestic company which is related to or connected with it/him/her, approval from the MOFCOM is required.

Pursuant to the Measures on Reporting of Foreign Investment Information, or the Measures on Reporting came into effect from January 1, 2020, for the investment activities directly or indirectly conducted by foreign investors within the territory of China, the foreign investors or foreign-invested enterprises shall submit the investment information to the competent commercial department. Foreign investors or foreign-invested enterprises shall submit the investment information by presenting the initial report, the change report, the cancelation report and the annual report in accordance with the Measures on Reporting. Where a foreign investor establishes a foreign-invested enterprise within the territory of China, it shall submit an initial report through the enterprise registration system while applying for business establishment registration. If a foreign investor merges and acquires a domestic non-foreign-invested enterprise through the acquisition of equity in the domestic non-foreign-invested enterprise, it shall submit the initial report through the enterprise registration system while applying for change of registration of the merged enterprise.

C.                Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

Ms Fen Ye(1)
Ms Hong Ye(2)
Ms Fang Ye(3)
Public Shareholders
67.5%
3.75%
3.75%
25%
Lixiang Education Holding Co., Ltd.
(Cayman Islands)
100%
Lianwai Investment Co., Ltd.
(British Virgin Islands)
100%
Hong Kong Mengxiang Education Development Group Limited
(Hong Kong)
Outside China
100%
Inside China
Liandu WFOE
(PRC)
100%
100%
Zhejiang Lishui Xianke Agricultural Products Distribution Co., Ltd
(PRC)
Hangzhou Youxi Information Technology Co., Ltd.
(PRC)
Ms Fen Ye
Ms Hong Ye
Ms Hong Ye
90%
5%
5%
Lishui Mengxiang
(PRC)
Our School
(PRC)
Equity interest
Sponsorship interest(4)
Contractual arrangements

Notes:

(1)	Through Mengxiang Holdings, a British Virgin Islands company which is wholly-owned and controlled by Ms. Fen Ye.

(2)	Through Lianwai Holdings Co., Ltd., a British Virgin Islands company which is wholly-owned and controlled by Ms. Hong Ye.

(3)	Through Mengxiang Investment Co., Ltd., a British Virgin Islands company which is wholly-owned and controlled by Ms. Fang Ye.

(4)

According to PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” instead of “owners” or “shareholders.” The economic substance of “sponsorship” with respect to private schools is substantially similar to that of ownership with regard to legal, regulatory and tax matters. However, the differences between sponsorship and equity ownership can be found in the specific provisions of the laws and regulations applicable to sponsors and owners, such as provisions regarding the right to receive returns on investment and the right to the distribution of residual properties upon termination and liquidation. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Private Education in the PRC—The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education”.

Contractual Arrangements

Foreign ownership in the educational industry is subject to significant regulations in China, including strict licensing requirements. Specifically, foreign ownership is prohibited in compulsory education at the primary and middle school levels, and is restricted at the high school level. As we are a company incorporated in the Cayman Islands, our wholly-owned subsidiary in the PRC, Liandu WFOE, is viewed as a foreign-owned enterprise thus is ineligible to apply for and hold licenses to operate, or otherwise own equity interests in, our primary and middle school campuses and to independently or jointly invest and operate our high school campus pursuant to the relevant laws and regulations.

In response to these restrictions, we have entered into a series of contractual arrangements through Liandu WFOE with our VIEs, shareholders of Lishui Mengxiang and the directors of our School, which enables us to (i) exercise the power over our Lishui Mengxiang and our School, (ii) have the exposure or rights to variable returns from our involvement with our VIEs, and (iii) exercise the ability to affect those returns through use of its power over our VIEs.

We do not have any equity interest in our VIEs. However, because of these contractual arrangements, we control our VIEs through our PRC subsidiary, Liandu WFOE. We have consolidated the results of our VIEs in our consolidated financial statements included elsewhere in this annual report on Form 20-F in accordance with U.S. GAAP. For a more detailed discussion of the basis of presentation of our consolidated financial statements, see “Item 5. Operating and financial Review and Prospects—A. Operating Results—Critical Accounting Policies.” The contractual arrangements were executed and became effective on October 13, 2018 and amended on November 29, 2018. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

Below is a summary of the material provisions of these contractual arrangements with Liandu WFOE and the shareholders of Lishui Mengxiang. For more complete information you should read these agreements in their entirety.

Exclusive Call Option Agreement. Under the Exclusive Call Option Agreement dated October 13, 2018 and amended November 29, 2018, Ms. Fen Ye, Ms. Fang Ye and Ms. Hong Ye, or the shareholders of Lishui Mengxiang have irrevocably granted Liandu WFOE or its designated purchaser the exclusive right to purchase all or part of the direct and/or indirect equity interests of Lishui Mengxiang, or the Equity Call Option. The purchase price payable by Liandu WFOE or its designated purchaser in respect of the transfer of Lishui Mengxiang’s direct and/or indirect equity interest or equity interests shall be at the lowest price permitted under the PRC laws and regulations. Liandu WFOE or its designated purchaser shall have the right to purchase such proportion of Lishui Mengxiang’s interest in our School and/or other equity interest of Lishui Mengxiang as it decides at any time. As advised by our PRC legal counsel, our School provides nine-year compulsory education services (i.e., primary school and middle school education services), in which case the foreign investors are prohibited to hold equity interests of Lishui Mengxiang, our School sponsor, in accordance with the current PRC laws and regulations. If and when the PRC laws and regulations allow Liandu WFOE or us to directly hold all or part of the school sponsor interest in our School and/or all or part of other equity interests of Lishui Mengxiang and operate competent education business in the PRC, Liandu WFOE shall issue the notice of exercise of such equity call option as soon as practicable, and the percentage of interests to be purchased upon exercise of such Equity Call Option shall be no less than the maximum percentage allowed to be held by Liandu WFOE or its designated purchaser under the PRC laws and regulations. As advised by our PRC legal counsel, such equity transfer price is not expressly provided for in the current PRC laws and regulations and it is uncertain whether it may be further regulated by future PRC laws and regulations. Pursuant to the Exclusive Call Option Agreement, all taxes and fees associated with the equity transfer shall be paid by Lishui Mengxiang’s shareholders and/or the direct equity holders of our VIEs upon the transfer. In the absence of written consent from Liandu WFOE, except as otherwise described in the Exclusive Call Option Agreement, Lishui Mengxiang and its shareholders shall not sell, transfer, assign or otherwise dispose of or create any encumbrance on any of Lishui Mengxiang’s assets, businesses or equity interests or procure separation or merge with any other entities. Furthermore, without written consent from Liandu WFOE, Lishui Mengxiang may not terminate any material contracts or enter into any other contracts which may contradict such material contracts, incur any indebtedness or provide any loan or guarantee to a third party, except as disclosed to Liandu WFOE, or alter the nature or scope of its business. The Exclusive Call Option Agreement will remain in force during the operation term of VIEs and any periods that are renewable pursuant to the PRC laws, and will terminate automatically when Liandu WFOE and/or its designated entities fully exercised their options to purchase all the equities of VIEs in accordance with this agreement. In addition, unless otherwise stipulated by laws, this agreement may not be terminated by Lishui Mengxiang or its shareholders unilaterally, but may only be terminated by Liandu WFOE after notice in advance.

Proxy Agreement for School’s Sponsors and Directors. Pursuant to the Proxy Agreement for School’s Sponsors and Directors dated October 13, 2018 and amended November 29, 2018, Lishui Mengxiang has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as school sponsor of our School to the extent permitted by the PRC laws. These rights include, but are not limited to: (a) the right to appoint and/or elect directors of the school; (b) the right to appoint and/or elect supervisors of the school; (c) the right to access the information about the operation and financial situation of the school; (d) the right to review the resolutions and records of the board of directors and financial statements and reports of the school; (e) the right to acquire residue assets upon liquidation of the school in accordance with the laws and its articles of association; (f) the right to transfer school sponsor’s interest in accordance with the laws; (g) the right to choose for the school to be a for-profit school or non-profit school pursuant to applicable PRC laws and regulations and the articles of association of each school as amended from time to time; and (h) other school sponsor’s rights pursuant to applicable PRC laws and regulations and the articles of association of each school as amended from time to time.

The appointed directors of our School from Lishui Mengxiang has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as school sponsor of our School to the extent permitted by the PRC laws. These rights include, but are not limited to: (a) the right to attend the board meeting of our School acting as WFOE’s nominee; (b) the right to vote on behalf of the sponsors for all matters requiring discussion and resolution of the board meeting; (c) the right to sign the board minutes, resolutions or other legal documents; (d) the right to indicate the legal representative, and the executives of finance, business and administration to act in accordance with WFOE’s intention; (e) the right to handle legal procedures containing registration, examination and approval and license of schools at the competent departments of governments; (f) other school director’s rights pursuant to applicable PRC laws and regulations and the articles of association of our School as amended from time to time.

In addition, each of Lishui Mengxiang and the directors of our School have irrevocably agreed that (i) Liandu WFOE may delegate its rights under the Proxy Agreement for School’s Sponsors and Directors to the directors of Liandu WFOE or its designated person, without prior notice to or approval by Lishui Mengxiang and the directors of our School; and (ii) any person as successor of civil rights of Liandu WFOE or liquidator by reason of subdivision, merger, liquidation of Liandu WFOE or other circumstances shall have authority to replace Liandu WFOE to exercise all rights under the Proxy Agreement for School’s Sponsors and Directors.

Proxy Agreement for Shareholders. Pursuant to the Proxy Agreement for Shareholders dated October 13, 2018 and amended November 29, 2018, each shareholder of Lishui Mengxiang has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as the shareholder to the extent permitted by the PRC laws. These rights include, but are not limited to: (a) the right to attend the shareholders’ meeting of our School acting as WFOE’s nominee; (b) the right to vote on behalf of the sponsors for all matters requiring discussion and resolution of the shareholders’ meeting; (c) the right to sign the shareholders’ minutes, resolutions or other legal documents; (d) the right to indicate the directors, the legal representative, etc. to act in accordance with WFOE’s intention; (e) the right to handle legal procedures containing registration, examination and approval and license of schools at the competent departments of governments; (f) the right to decide to transfer or otherwise dispose of the equity of our School; (g) any other shareholder rights as pursuant to the applicable PRC laws, regulations and our School’s articles of association as amended from time to time.

Business Cooperation Agreement. Pursuant to the Business Cooperation Agreement dated October 13, 2018 and amended November 29, 2018, Liandu WFOE shall provide technical services, management support and consulting services necessary for the private education business, and in return, our VIEs shall make payments accordingly. In particular, such services include but not limited to developing curriculum, conducting market research and offering management and marketing advice, providing technology services, providing public relations services, providing support for teacher hiring and training and providing other services that our VIEs may need from time to time. Without the prior consent of Liandu WFOE, none of our VIEs may accept such services provided by any third party. As part of the business cooperative agreement, VIEs and the shareholders of Lishui Mengxiang agree that they will not take any actions except as otherwise described in the Business Cooperation Agreement, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of our VIEs, disposing of their equity interests in our VIEs, or paying dividends or other similar payments to the sponsors or the shareholders VIEs in the absence of written consent from Liandu WFOE. The aforementioned agreements will terminate automatically when Liandu WFOE and/or its designated entities fully exercised their options to purchase all the equities held by Nominee Shareholders in accordance with the Exclusive Call Option Agreement. In addition, unless otherwise stipulated by laws, this agreement may not be terminated by VIEs or the shareholders, but may only be terminated by Liandu WFOE after notice in advance.

Exclusive Technical Service and Business Consulting Agreement. Pursuant to the Exclusive Technical Service and Business Consulting Agreement dated October 13, 2018 and amended on November 29, 2018 and March 29, 2019 respectively, Liandu WFOE agreed to provide exclusive technical services to our School and our School sponsor, Lishui Mengxiang. Furthermore, Liandu WFOE agreed to provide exclusive business consultancy services to our School and our School sponsor. In consideration of the technical and business consultancy services provided by Liandu WFOE, our School and our School sponsor agreed to pay Liandu WFOE a service fee withdrawn from their respective amount of surplus from operations after deducting all costs, expenses, taxes, losses (if required by the law) and the legally development fund of the respective school (if required by the law) and other costs and funds that shall be retained at our School in accordance with applicable PRC laws. Liandu WFOE has the right (but not the obligation) to adjust the amount of such service fee by reference to the actual services provided and the actual business operations and needs of our School and our School sponsor, provided that any adjusted amount shall not exceed the amount mentioned above. Our School and our School sponsor do not have any right to make any such adjustment. Unless otherwise prescribed under the PRC laws and regulations, Liandu WFOE shall have exclusive proprietary rights to any technology and intellectual property developed and materials prepared in the course of the provision of research and development, technical support and services by Liandu WFOE to our School and our School sponsor, and any intellectual property in the products developed, including any other rights derived thereunder, in the course of performance of obligations under the Exclusive Technical Service and Business Consulting Agreement and/or any other agreements entered into between Liandu WFOE and our VIEs.

Equity Pledge Agreement. Pursuant to the Equity Pledge Agreement dated October 13, 2018 and amended November 29, 2018, the shareholders unconditionally and irrevocably pledged all of their equity interests in Lishui Mengxiang to Liandu WFOE to guarantee performance of the obligations of our VIEs under the Exclusive Call Option Agreement, Business Cooperation Agreement, Exclusive Technical Service and Business Consulting Agreement, Proxy Agreement for Shareholders, Proxy Agreement for School’s Sponsors and Directors and Loan Agreement, each as described above the shareholders of Lishui Mengxiang agreed that without prior written consent of the PRC WFOE, they shall not transfer or dispose of the pledged equity interests, or create or allow any encumbrance on the pledged equity interests. Unless otherwise stipulated by laws, this agreement may not be terminated by Lishui Mengxiang or the shareholders of Lishui Mengxiang unilaterally, but may only be terminated by the Liandu WFOE after notice in advance. The equity pledge agreement remains in full force and effect until all of the obligations under the contractual arrangements have been duly performed or the guaranteed debts are duly paid. The pledge of equity interests in Lishui Mengxiang has been duly registered with the local branch of SAIC and is effective upon such registration.

In the opinion of Mhp Law Firm, our PRC legal counsel:

•	the ownership structures of Liandu WFOE and our VIEs currently will not violate any applicable PRC law, regulation, or rule currently in effect; and

•

the contractual arrangements among Liandu WFOE, our VIEs, Ms. Fen Ye, Ms. Hong Ye and Ms. Fang Ye, our School and our School’s directors governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect.

However, we have been further advised by our PRC legal counsel, Mhp Law Firm, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

D.                Property, Plants and Equipment

Our headquarters are located in Lishui City, Zhejiang Province, the People’s Republic of China. As of December 31, 2020, we owned the land use rights for eight parcels of land in the PRC with a total site area of approximately 104,739 sq.m. We also owned 25 buildings with a total gross floor area of approximately 86,518 sq.m. As of December 31, 2020, we did not lease any properties from other parties.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this annual report on Form 20-F. The discussion in this annual report on Form 20-F contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this annual report on Form 20-F should be read as applying to all related forward-looking statements wherever they appear in this annual report on Form 20-F. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in “Risk Factors,” as well as those discussed elsewhere. See “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.                Operating Results

Overview

We are a prominent private primary and secondary education service provider in Lishui City, Zhejiang Province. According to the Frost & Sullivan report, we were one of the top ten private primary and secondary education institutes in Zhejiang Province in terms of the students enrolled on a monthly average basis for the 2019/2020 school year. We ranked second among the top private primary and secondary education institutes and second among the top private primary and middle school (excluding high school) education institutes in Lishui City both in terms of the students enrolled on a monthly average basis for the 2019/2020 school year.

Our private education services primarily include primary and middle school education. We are able to attract students of different age groups to our School. In 2003, we launched our Liandu Foreign Language School in Lishui City. Soon after our establishment, our School had been named a private school of exemplary quality in Lishui City by Lishui Education Bureau in 2005. As of December 31, 2020, we had two campuses offering primary and middle school private education in operation. We also offered high school education services at our High School Division in collaboration with Qingtian High School. Our high school curriculum programs were designed for students from overseas Chinese families returning to China who were commonly known as the overseas Chinese returnees. In June 2020, we ceased the cooperation with Qingtian High School.

Our net revenues were RMB142.5 million, RMB152.1 million and RMB159.2 million (US$24.4 million) in 2018, 2019 and 2020, respectively. Our net income was RMB27.4 million, RMB47.2 million and RMB33.6 million (US$5.1 million) in 2018, 2019 and 2020, respectively.

Major Factors Affecting Our Results of Operations

We believe that our results of operations are affected by the following factors:

Demand for Private Education in Zhejiang Province and the Rest of China

We currently operate our School in Zhejiang Province, China. Our operations are driven by the growth of demand for private education in Zhejiang Province and the rest of China. As one of the provinces with the highest per capita disposable income, Zhejiang Province has been a pioneer region for private primary and secondary education in China. The demand for private primary and secondary schools is robust in Zhejiang Province. According to the Frost & Sullivan report, the total revenue of Zhejiang Province’s private primary and secondary education industry increased at a CAGR of approximately 15.5%, from RMB9.2 billion in 2014 to RMB18.9 billion in 2019 and is expected to increase to RMB34.9 billion in 2024, representing a CAGR of approximately 13.1% from 2019 to 2024. Penetration of private schools in China increased over the past five years, which has indicated that an increasing number of students have chosen to go to private schools instead of public ones and this trend is likely to continue in the future. The development of private primary and secondary education markets are driven by a number of factors, including increasing urbanization and associated increased demand for private education, diversified course offerings, improved quality of private education and continuous government support. We believe that these factors will continue to have an impact on the demand for the private primary and secondary education market in Zhejiang Province and the rest of China, which may in return affect our results of operations.

Level of our student enrollment

Our net revenues and profitability are dependent on the level of student enrollment at our School. According to the Frost & Sullivan report, we were one of the top ten private primary and secondary education institutes in Zhejiang Province in terms of the students enrolled on a monthly average basis for the 2019/2020 school year. The total number of students enrolled in our School was 4,478, 4,558 and 4,855 (excluding our existing students of our High School Division who were enrolled by and before the end of June 2020) as of September 1, 2018, 2019 and 2020, respectively.

Attracting students and subsequent student admission largely depends on our reputation which is mainly driven by the quality of education we provide. Our private education services primarily include primary and middle school education. Through the years of operations, we have accumulated experience in developing and customizing our educational programs to continue to attract top students and teachers to our School. We believe that highly qualified and dedicated teachers are critical to ensure our quality education and the quality of our teachers will continue to play an important role in the success of our School. Accordingly, we provide various training opportunities to our teachers, such as overseas school visits, education expert seminars and continuous studies. Our teachers’ assessments are performance-based, and we provide incentives based on the quality of teaching. We believe that our emphasis on high quality teachers will transform into high quality education for our students in and outside the classroom.

Our student enrollment level is also affected by the capacity of our School. As our Baiyun Campus has been in operation for more than ten years, it has maintained high utilization rates. Our Baiyun Campus recorded a utilization rate of over 90% as of September 1, 2018, 2019 and 2020, respectively. Our Yijing Campus—Featured Division was established in 2017 and recorded a utilization rate of 24.8%, 34.1% and 48.3% as of September 1, 2018, 2019 and 2020, respectively. Subject to the capacity of our School, we expect that our number of students will increase steadily by school year as we continue to recruit more students than graduates/withdrawals from our School.

Our tuition, meal and accommodation services fees

Our net revenues generally consist of tuition, meal and accommodation fees. The tuition and accommodation service fees we charge are subject to approval by the competent government pricing authorities. The pricing standards on tuition and accommodation fees for diploma education applied to privately-run schools shall be determined by the competent authorities with reference to the operating costs of the schools. The base price for each privately-run school shall be approved by the competent governmental departments for both price and education, namely Lishui Development and Reform Commission and Lishui Education Bureau. Each school may determine specific charging rates within applicable floating range on its own, and implement such rates after reporting to those governmental departments and making announcements to the public. For primary and middle school students, our School’s approved base prices are (i) RMB8,700 per semester for tuition at our Baiyun Campus and RMB20,000 per semester for Yijing Campus—Featured Division, and (ii) RMB850 per semester for accommodation fees at our Baiyun Campus and RMB2,000 per semester for Yijing Campus—Featured Division. The floating range applicable to our School is no more than 50% of the base prices due to high school-running costs or significant input as confirmed by the competent education department. As advised by our PRC legal counsel, our tuition and accommodation fees are within the applicable floating range based on the approved base prices. In the event that we consider it necessary to increase the base prices based on the costs, we will initiate communications with the competent price authority which will issue a written notice instructing us the required application materials to be submitted. The new charging rates will be determined and issued after on-site examination and review of the materials by the competent price authority. The processing time of this procedure is approximately one to two months. The tuition rates we charge are typically based on the demand for our educational programs, the cost of our operations, the tuition rates charged by our competitors, our pricing strategy to gain market share and general economic conditions in China and the areas in which our campuses are located. We believe high-quality educational resources and school infrastructure will allow us to raise our tuition rates to the extent permitted by the government. We believe that we remain competitive leveraging on our reputation and our ability to attract and retain students even if we raise our tuition rates.

The tuition rates of our Baiyun Campus and Yijing Campus—Featured Division were at the high end of the average level in Zhejiang Province. The tuition rate for each semester charged by our Baiyun Campus was RMB11,000, RMB13,000 and RMB13,000 per student during the 2018/2019, 2019/2020 and 2020/2021 school years, respectively. The tuition rate for each semester charged by our Yijing Campus—Featured Division has been, since September 1, 2018, maintained at RMB20,000 per student, which was higher than that charged by our Baiyun Campus. According to the Frost & Sullivan report, the average annual tuition fee of Zhejiang Province private primary and middle school was RMB10,900 and RMB18,300 in 2019 and 2020, respectively. Leveraging our market leadership, strong branding and effectiveness of our education services, we believe that we are able to command premium prices. As of September 1, 2020, approximately 13.8% our students of Yijing Campus—Featured Division are students from affluent families who are overseas Chinese returning to China and are willing to invest in the higher-quality education that we provide.

Our ability to control operating costs and expenses

Our cost of revenues primarily consists of salaries and welfare for our teachers, utilities and costs for food, books and school uniforms. Our general and administrative expenses primarily consist of salaries and welfare for our administrative staff and office expenses. Our profitability depends, in part, on our ability to control our operating costs and expenses. We highly value our teachers and invest in our teachers heavily, through extensive training opportunities and competitive compensation levels. The number of teachers employed by our School was 320, 322 and 351 as of September 1, 2018, 2019 and 2020, respectively. Salaries and welfare for our teachers increased by 19.7% from RMB70.9 million in 2019 to RMB84.9 million (US$13.0 million) in 2020. Salaries and welfare for our teachers (excluding teachers from Liandu Foreign Language School Kindergarten) increased by 11.5% from RMB63.6 million in 2018 to RMB70.9 million in 2019. Our strategy is to maintain and attract more high-quality teachers, by continuing to increase teachers’ salaries and other benefits from time to time to maintain our competitiveness in the market. As we continue to increase our student base and expand our operations, our utilities, costs for food, books and school uniforms and general and administrative expenses may increase accordingly. Our capability to effectively control operating costs and expenses will continue to affect our results of operations.

Seasonality

Our financial performance is subject to seasonality as each of our school years includes a winter holiday between December and January and a summer holiday between July and August. Our net income and results of operations normally fluctuate from quarter to quarter as a result of seasonal variations in our education operations. Our students and their parents typically pay the tuition and other fees prior to the commencement of a semester, and we recognize revenue generated from tuition and other fees on a straight-line basis over the semester. We typically incur higher upfront operating expenses in the third fiscal quarter at the start of each school year. As a result of the combination of the forgoing, we have historically recorded significantly lower net income in the first and third fiscal quarters, primarily due to our School being closed due to the winter and summer holidays, when no revenue from our school operations is recognized.

Key Components of Results of Operations

Net revenues

We derive our net revenues from tuition, meal and accommodation fees, revenue from related parties and other revenue. Revenue from related parties refers to the rental income generated from premises we own and lease to Lishui Yuanmeng Training Company Limited as a training venue and to Liandu Foreign Language School Kindergarten as its kindergarten facilities. Other revenue includes revenue generated from sales of school uniforms, consulting fees and rental income generated from independent third parties. We disposed of Liandu Foreign Language School Kindergarten in November 2018. Our net revenues was RMB142.5 million, RMB152.1 million and RMB159.2 million (US$24.4 million) in 2018, 2019 and 2020, respectively. 86.8%, 89.1% and 87.9% of net revenues was generated from our Baiyun Campus in 2018, 2019 and 2020.

We generally charge our students tuition, meal and accommodation fees prior to the beginning of each semester. We offer a partial refund if a student withdraws during a semester. Approximately 0.26%, 0.33% and 1.54% of our students for the 2017/2018, 2018/2019 and 2019/2020 school years withdrew from our School primarily due to family reasons such as relocation to another city in China or overseas. We offer discounted tuition rates to children of our teachers and staff. Our meals are offered to boarding students on a basis of three meals a day and to non-boarding students on a basis of two meals a day. We currently charge our primary and middle school students who live on campus at Baiyun Campus RMB2,800 per semester for meals and our primary and middle school students who live on campus at Yijing Campus—Featured Division RMB4,500 per semester for meals. For non-boarding students, the fees charged for meals are RMB2,240 per semester at Baiyun Campus and RMB3,700 per semester at Yijing Campus—Featured Division, which are lower as there are only two meals provided to them each day. Most of our students are boarding students. As of September 1, 2019, approximately 89.6% and 78.3% of our students at Baiyun Campus and Yijing Campus—Featured Division lived on-campus, respectively. As of September 1, 2020, approximately 89.3% and 97.0% of our students at Baiyun Campus and Yijing Campus—Featured Division lived on-campus, respectively. We commenced to admit students at our High School Division since the 2018/2019 school year. We had 7 and 13 students admitted to our High School Division as of September 1, 2018 and 2019, respectively. In 2020, we did not enroll new students to our High School Division.

The following table sets forth the number of students enrolled at our campuses (excluding Liandu Foreign Language School Kindergarten) as of the dates indicated.

	As of September 1,
	2018		2019		2020
	Number	%	Number	%	Number		%
Baiyun Campus
Boarding	3,981	88.9%	3,907	85.7%	4,012		82.6%
Non-boarding	356	7.9%	454	10.0%	481		9.9%
Yijing Campus—Featured Division
Boarding	106	2.4%	144	3.2%	351		7.2%
Non-boarding	28	0.6%	40	0.9%	11		0.2%
High School Division
Boarding	7	0.2%	13	0.3%	—		—
Non-boarding	—	—	—	—	—		—

Total	4,478	100.0%	4,558	100.0%	4,855	(1)	100.0%

Note:

(1)	Excludes our existing students of our High School Division who were enrolled by and before the end of June 2020.

Our net revenues increased from 2018 to 2020 annually, primarily due to increase in the level of tuition, meal and accommodation fees and an increase in the number of our student enrollment. The tuition rate for each semester charged by our Baiyun Campus was RMB11,000, RMB13,000 and RMB13,000 per student during the 2018/2019, 2019/2020 and 2020/2021 school years, respectively. The tuition rate for each semester charged by our Yijing Campus—Featured Division has remained unchanged at RMB20,000 per student since September 1, 2018.

The following table sets forth the tuition, meal and accommodation fees by campus (excluding Liandu Foreign Language School Kindergarten) for the periods indicated.

	For the year ended December 31,
	2018		2019		2020
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(in thousands, except for percentage)
Baiyun Campus
Tuition	92,855	65.2%	103,548	68.1%	115,077	17,636	72.2%
Meal	22,964	16.1%	23,347	15.3%	17,352	2,659	10.9%
Accommodation	7,800	5.5%	8,665	5.7%	7,573	1,161	4.8%

Subtotal	123,619	86.8%	135,560	89.1%	140,002	21,456	87.9%
Yijing Campus—Featured Division
Tuition	4,020	2.8%	6,118	4.0%	10,272	1,574	6.5%
Meal	889	0.6%	1,347	0.9%	1,821	279	1.1%
Accommodation	341	0.2%	520	0.3%	770	118	0.5%

Subtotal	5,250	3.6%	7,985	5.2%	12,863	1,971	8.1%
High School Division
Tuition	28	0.0%	92	0.1%	90	14	0.1%
Meal	—	—	—	—	—	—	—
Accommodation	—	—	—	—	—	—	—

Subtotal	28	0.0%	92	0.1%	90	14	0.1%
Total	128,897	93.4%	143,635	94.4%	152,955	23,441	96.1%

Revenue generated from the operation of Liandu Foreign Language School Kindergarten was RMB4.2 million in 2018 (up to November 28, 2018).

Cost of revenues

Our cost of revenues primarily consists of salaries, welfare costs, cost for food, books and uniform, depreciation and amortization, utilities, tax surcharges and maintenance and repairs. Salaries and welfare for our teachers are the primary components of our cost of revenues. Our cost of revenues was RMB89.6 million, RMB98.1 million and RMB114.2 million (US$17.5 million) in 2018, 2019 and 2020, accounting for 62.9%, 64.5% and 71.7% of our net revenues for the same periods, respectively.

The following tables set forth the components of our cost of revenues (excluding Liandu Foreign Language School Kindergarten) for the periods indicated.

	For the year ended December 31,
	2018		2019		2020
	RMB	% of total cost of revenue	RMB	% of total cost of revenue	RMB	US$	% of total cost of revenue
	(in thousands, except for percentage)
Salaries and welfare costs	63,604	73.6%	70,853	72.2%	84,906	13,012	74.4%
Cost for food	7,206	8.3%	10,265	10.5%	8,360	1,281	7.3%
Cost for books	1,500	1.7%	2,092	2.1%	2,148	329	1.9%
Cost for uniform	1,648	1.9%	1,639	1.7%	1,373	210	1.2%
Depreciation and amortization	7,967	9.2%	8,417	8.6%	9,782	1,499	8.6%
Utilities	2,357	2.7%	2,482	2.5%	1,965	301	1.7%
Tax surcharges	566	0.7%	394	0.4%	205	31	0.2%
Maintenance and repair	490	0.6%	485	0.5%	1,103	169	1.0%
Others	1,119	1.3%	1,504	1.5%	4,323	665	3.8%

Total	86,457	100.0%	98,133	100.0%	114,165	17,497	100.0%

Cost of revenues of Liandu Foreign Language School Kindergarten was RMB3.2 million in 2018 (up to November 28, 2018).

Gross profit

Our gross profit was RMB52.9 million, RMB54.0 million and RMB45.1 million (US$6.9 million) in 2018, 2019 and 2020, respectively. Our gross profit margin was 37.1%, 35.5% and 28.3% in 2018, 2019 and 2020, respectively. The continuous decrease in gross profit margin was primarily due to the increased level of compensation for teachers and a decrease in revenue from accommodation, meals and rental.

General and administrative expenses

Our general and administrative expenses primarily consist of salaries and welfare for our non-teaching staff, office expenses, professional service fees, business entertainment fees, traveling and courier service expenses and others. Our general and administrative expenses were RMB27.6 million, RMB9.3 million and RMB19.2 million (US$2.9 million) in 2018, 2019 and 2020, respectively, accounting for 19.4%, 6.1% and 12.1% of our net revenues for the same periods, respectively.

Interest expense, net

Our interest income is generated from our interest-bearing bank deposits. Our interest expense arises from our bank borrowings. Our interest expense, net was RMB5.1 million, RMB3.4 million and RMB2.1 million (US$0.3 million) in 2018, 2019 and 2020, accounting for 3.6%, 2.3% and 1.3% of our net revenues for the same periods, respectively.

Gain on disposal of Liandu Foreign Language School Kindergarten

In November 2018, we disposed of Liandu Foreign Language School Kindergarten to Ms. Fen Ye, Ms. Fang Ye and Ms. Hong Ye for a total cash consideration of RMB10,136,000 as we intended to focus on private primary and secondary education services. The transfer was completed in November 2018. See “Item 4. Information on the Company—A. History and Development of the Company.” We recognized a gain on disposal of RMB0.2 million in 2018.

Other income, net

Our other income consists of government grants and other miscellaneous income/(cost). Government grants represented subsidies from various government authorities in China in relation to our school operation. Other miscellaneous income/(cost) consists of investment income, non-operating income and expenses, bank charges and others. Our other income, net was RMB6.8 million, RMB5.9 million and RMB9.8 million (US$1.5 million) in 2018, 2019 and 2020, accounting for 4.8%, 3.9% and 6.2% of our net revenues for the same periods, respectively.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands and conduct our primary business operations through the wholly foreign-owned subsidiary and consolidated VIEs in China. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our Hong Kong subsidiary, Hong Kong Mengxiang Education Development Group Limited, is located in Hong Kong and is subject to an income tax rate of 16.5% for its estimated assessable profit for the years ended December 31, 2018, 2019 and 2020. Dividend income received from subsidiaries in China is not subject to Hong Kong profit tax. We made no provision for Hong Kong profits tax in our consolidated financial statements as our Hong Kong subsidiary had no assessable profit in 2018, 2019 and 2020.

British Virgin Islands

Under the current laws of the British Virgin Islands, our British Virgin Islands subsidiary, Lianwai Investment Co., Ltd., is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the British Virgin Islands.

PRC

Our School has been granted corporate income tax exemption for the tuition, meal and accommodation fees from relevant local tax authorities. Pursuant to the Enterprise Income Tax Law of the People’s Republic of China amended on December 29, 2018 (the “EIT Law”), a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises except where a special preferential rate applies, and the income of qualified non-profit organization’s shall be tax-exempt. In addition, according to the Law for Promoting Private Education of the PRC, privately-run schools may enjoy preferential taxation policies and non-profit private-run schools may enjoy the same preferential taxation policies as government-run schools. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Taxation in the PRC.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations by amount and as a percentage of total revenue for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the year ended December 31,
	2018		2019		2020
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(in thousands, except for percentage, share and per share data)
Revenue from tuition, meal and accommodation services	133,067	93.4%	143,635	94.4%	152,955	23,441	96.1%
Other revenue	7,768	5.5%	6,112	4.0%	4,616	708	2.9%
Revenue from related parties	1,688	1.2%	2,373	1.6%	1,668	256	1.0%
Total net revenues	142,524	100.0%	152,121	100.0%	159,239	24,405	100.0%
Cost of revenues	(89,610)	(62.9)%	(98,133)	(64.5)%	(114,165)	(17,497)	(71.7)%
Gross profit	52,914	37.1%	53,988	35.5%	45,074	6,908	28.3%
Operating expenses
General and administrative expenses	(27,621)	(19.4)%	(9,276)	(6.1)%	(19,224)	(2,946)	(12.1)%
Total operating expenses	(27,621)	(19.4)%	(9,276)	(6.1)%	(19,224)	(2,946)	(12.1)%
Income from operations	25,293	17.7%	44,712	29.4%	25,850	3,962	16.2%
Interest expense	(5,087)	(3.6)%	(3,426)	(2.3)%	(2,077)	(318)	(1.3)%
Interest income	86	0.1%	53	0.0%	60	9	0.0%
Change in fair value of short-term investments	61	0.0%	5	0.0%	(5)	(1)	(0.0)%
Gain on disposal of Lianwai Kindergarten	243	0.0%	—	—	—	—	—
Other income, net	6,817	4.8%	5,893	3.9%	9,757	1,495	6.2%
Income before income tax expense	27,412	19.2%	47,237	31.1%	33,585	5,147	21.1%
Income tax expense	—	—	—	—	—	—	—
Income from operations, net of tax	27,412	19.2%	47,237	31.1%	33,585	5,147	21.1%
Net income	27,412	19.2%	47,237	31.1%	33,585	5,147	21.1%
Net income attributable to the Company’s ordinary shareholders	27,412	19.2%	47,237	31.1%	33,585	5,147	21.1%
Net income	27,412	19.2%	47,237	31.1%	33,585	5,147	21.1%
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax	—	—	—	—	(7,957)	(1,219)	(5.0)%
Comprehensive income	27,412	19.2%	47,237	31.1%	25,628	3,928	16.1%
Net income attributable to the Company’s ordinary shareholders	27,412	19.2%	47,237	31.1%	25,628	3,928	16.1%
Net income per share
—Basic and diluted	0.55	—	0.94	—	0.62	0.10	—
Weighted average number of ordinary shares used in per share calculation
—Basic and diluted	50,000,000	—	50,000,000	—	54,166,750	54,166,750	—

Year ended December 31, 2019 compared to year ended December 31, 2020

Net revenues. Our net revenues increased by 4.7% from RMB152.1 million in 2019 to RMB159.2 million (US$24.4 million) in 2020, primarily due to an increase in the number of students enrolled.

•

Baiyun Campus. Our net revenues generated from Baiyun Campus increased by 3.2% from RMB139.3 million in 2019 to RMB143.7 million (US$22.0 million) in 2020, primarily due to an increase in the number of students enrolled. The number of students enrolled at our Baiyun Campus increased from 4,361 as of September 1, 2019 to 4,493 as of September 1, 2020. The tuition rate for each semester charged by our Baiyun Campus was RMB11,000, RMB13,000 and RMB13,000 per student during the 2018/2019, 2019/2020 and 2020/2021 school years, respectively.

•

Yijing Campus—Featured Division. Our net revenues generated from Yijing Campus—Featured Division increased by 65.1% from RMB8.3 million in 2019 to RMB13.7 million (US$2.1 million) in 2020, primarily due to an increase in the number of students enrolled and a stable tuition rate during the same period. The number of students enrolled at our Yijing Campus—Featured Division increased from 184 as of September 1, 2019 to 362 as of September 1, 2020.

Cost of revenues. Our cost of revenues increased by 16.3% from RMB98.1 million in 2019 to RMB114.2 million (US$17.5 million) in 2020, primarily due to an increase in the number and compensation level for teachers, as our number of teachers increased from 322 as of September 1, 2019 to 351 as of September 1, 2020.

Gross profit. As a result of the foregoing, our gross profit decreased by 16.5% from RMB54.0 million in 2019 to RMB45.1 million (US$6.9 million) in 2020. Our gross margin decreased from 35.5% in 2019 to 28.3% in 2020, primarily due to the increased level of compensation for teachers and an increase in our number of teachers. Salary and welfare for our teachers increased by 19.7% from RMB70.9 million in 2019 to RMB84.9 million (US$13.0 million) in 2020. Our teacher-student ratio kept 1:15 at our Baiyun Campus as of September 1, 2019 and 2020 while our teacher-student ratio was 1:5 and 1:7 at our Yijing Campus—Featured Division as of September 1, 2019 and 2020, respectively. Our strategy is to maintain and attract more high-quality teachers, by continuing to increase teachers’ salaries and other benefits from time to time to maintain our competitiveness in the market.

General and administrative expenses. Our general and administrative expenses increased by 107.3% from RMB9.3 million in 2019 to RMB19.2 million (US$2.9 million) in 2020, primarily due to the audit and review service fee incurred in our initial public offering and listing in 2020.

Income from operations. As a result of the foregoing, our income from operations decreased by 42.1% from RMB44.7 million in 2019 to RMB25.9 million (US$4.0 million) in 2020.

Interest expense, net. Our interest expense, net decreased by 39.4% from RMB3.4 million in 2019 to RMB2.1 million (US$0.3 million) in 2020 primarily due to our repayment of bank borrowings.

Other income, net. Our other income, net increased by 65.6% from RMB5.9 million in 2019 to RMB9.8 million (US$1.5 million) in 2020 primarily due to an increase in government grants.

Income from operations, net of tax. As a result of the foregoing, our income from operations, net of tax decreased by 28.9% from RMB47.2 million in 2019 to RMB33.6 million (US$5.1 million) in 2020.

Net income. Our net income decreased by 28.9% from RMB 47.2 million in 2019 to RMB33.6 million (US$5.1 million) in 2020, as a result of the foregoing.

Year ended December 31, 2018 compared to year ended December 31, 2019

Net revenues. Our net revenues increased by 6.7% from RMB142.5 million in 2018 to RMB152.1 million (US$21.9 million) in 2019, primarily due to an increase in tuition. Our operation at Liandu Foreign Language School Kindergarten was disposed of in November 2018.

•

Baiyun Campus. Our net revenues generated from Baiyun Campus increased by 8.8% from RMB128.0 million in 2018 to RMB139.3 million (US$20.0 million) in 2019, primarily due to an increase in the number of students enrolled and an increase in the tuition rate charged. The number of students enrolled at our Baiyun Campus increased from 4,337 as of September 1, 2018 to 4,361 as of September 1, 2019. The tuition rate for each semester charged by our Baiyun Campus was RMB10,600 and RMB11,000 per student during the 2017/2018 and 2018/2019 school years, respectively. The tuition rate for each semester charged by our Baiyun Campus increased to RMB13,000 per student for the 2019/2020 school year.

•

Yijing Campus—Featured Division. Our net revenues generated from Yijing Campus—Featured Division increased by 48.2% from RMB5.6 million in 2018 to RMB8.3 million (US$1.2 million) in 2019, primarily due to an increase in the number of students enrolled and a stable tuition rate during the same period. The number of students enrolled at our Yijing Campus—Featured Division increased from 134 as of September 1, 2018 to 184 as of September 1, 2019.

Cost of revenues. Our cost of revenues increased by 9.5% from RMB89.6 million in 2018 to RMB98.1 million (US$14.1 million) in 2019, primarily due to an increase in compensation level for teachers, as our number of teachers (excluding teachers of Liandu Foreign Language School Kindergarten) increased only from 320 as of September 1, 2018 to 322 as of September 1, 2019. The increase in cost of revenues from 2018 to 2019 was also due to an increase in cost for food which resulted from an increase in market prices of meat and other ingredients necessary for our provision of meals.

Gross profit. As a result of the foregoing, our gross profit increased by 2.1% from RMB52.9 million in 2018 to RMB54.0 million (US$7.8 million) in 2019. Our gross margin decreased from 37.1% in 2018 to 35.5% in 2019, primarily due to an increased salary and welfare for our teachers despite our improved operating efficiency. Salary and welfare for our teachers (excluding teachers of Liandu Foreign Language School Kindergarten) increased by 11.5% from RMB63.6 million in 2018 to RMB70.9 million in 2019. Our teacher-student ratio remained stable at 1:15 at our Baiyun Campus as of September 1, 2018 and 2019 while our teacher-student ratio was 1:6 and 1:5 at our Yijing Campus—Featured Division as of September 1, 2018 and 2019, respectively. Our strategy is to maintain and attract more high-quality teachers, by continuing to increase teachers’ salaries and other benefits from time to time to maintain our competitiveness in the market.

General and administrative expenses. Our general and administrative expenses decreased by 66.3% from RMB27.6 million in 2018 to RMB9.3 million (US$1.3 million) in 2019, primarily due to the professional service fees incurred in relation to a proposed Hong Kong initial public offering and listing in 2018 which has since been halted due to unfavorable market conditions.

Income from operations. As a result of the foregoing, our income from operations increased by 76.7% from RMB25.3 million in 2018 to RMB44.7 million (US$6.4 million) in 2019.

Interest expense, net. Our interest expense, net decreased by 32.0% from RMB5.0 million in 2018 to RMB3.4 million (US$0.5 million) in 2019 primarily due to our repayment of bank borrowings.

Gain on disposal of Liandu Foreign Language Kindergarten. We disposed of Liandu Foreign Language School Kindergarten in November 2018 and recognized a gain of RMB0.2 million.

Other income, net. Our other income, net decreased by 13.2% from RMB6.8 million in 2018 to RMB5.9 million (US$0.8 million) in 2019 primarily due to a decrease in government grants to us.

Income from operations, net of tax. As a result of the foregoing, our income from operations, net of tax increased by 72.3% from RMB27.4 million in 2018 to RMB47.2 million (US$6.8 million) in 2019.

Net income. Our net income increased by 72.3% from RMB27.4 million in 2018 to RMB47.2 million (US$6.8 million) in 2019, as a result of the foregoing.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to our Consolidated Financial Statements.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5%, 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Critical Accounting Policies

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report on Form 20-F. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Consolidation of variable interest entity (VIE)

We account for entities qualifying as VIEs in accordance with Financial Accounting Standards Boards, or FASB, Accounting Standards Codification Topic 810, Consolidation, or ASC 810. In order to comply with PRC regulatory requirements restricting foreign ownership of education services in China, we have been conducting our education services through VIEs. Our VIEs mainly conduct primary and secondary school education services.

We have entered into a series of contractual arrangements, including loan agreement, exclusive call option agreement, proxy agreements and power of attorney for shareholders, proxy agreements and power of attorney for school’s sponsors and directors, equity pledge agreements, spousal undertakings, business cooperation agreement and exclusive technical services and business consulting agreements, with our VIEs and their respective shareholders. As a result of our direct ownership in Liandu WFOE and the contractual arrangements relating to our VIEs and their respective shareholders, we are regarded as the primary beneficiary of our VIEs in accordance with ASC 810, and we treat them as our consolidated affiliate Chinese entities under U.S. GAAP. We have consolidated the financial results of our VIEs in our consolidated financial statements in accordance with U.S. GAAP.

Any changes in PRC laws and regulations that affect our ability to control our VIEs might preclude us from consolidating the entities in the future. We will continually evaluate whether we are the primary beneficiary of our VIEs as facts and circumstances change.

Revenue recognition

We adopted ASC 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of Topic 606, we follow five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

We mainly offer primary and middle school education service to students from grade 1 to grade 9. During the stay in school, the students are offered meal service (including breakfast, lunch, dinner and snacks) and accommodation service. Both the meal fees and accommodation fees are collected in advance prior to the beginning of each semester. We would provide school uniforms to the students with payment also made prior to the beginning of each semester. We ask students to purchase certain designated additional learning materials, such as after-class reading books related to the courses provided. Students may choose to either purchase from bookstores by themselves or order from the School. The payments for learning materials are collected at the end of each semester.

We also offered kindergarten care services in the track period before its disposal of Lianwai Foreign Language School Kindergarten in November 2018.

Tuition, meal and accommodation service income

Tuition, meal and accommodation service income are generally received in advance prior to the beginning of each semester of a school year, and are initially recorded as deferred revenue. Tuition, meal and accommodation service income are recognized over time during the service period over each semester. Amounts which will be earned within one year is reflected as a current liability, and those which will be earned beyond one year is reflected as a non-current liability.

We recognize service income on a gross basis, as we are responsible for fulfilling the promise to provide the education, meal and accommodation services to students.

Financing component included in tuition

Some contracts contain a financing component because payment by the customer occurs significantly before performance of the obligation. We take the practical expedient and will not adjust the impact of a financing component for deferred revenue which will be earned within one year. We do not adjust the impact of a financing component for deferred revenue which will be earned beyond one year as the portion of financing component is immaterial.

Sale of uniforms and learning materials

We sell uniform and learning materials to students. Revenue from uniform and learning materials are recognized at a point in time when control of the uniforms and learning materials have been transferred and accepted by the students.

We recognize revenue from sale of uniform and learning materials on a gross basis, as we control the goods before they are transferred to the students. We are responsible for design of uniforms and have inventory risk for the uniforms and learning materials.

Rental income

Rental income is recognized on a straight-line basis over the term of the lease.

We entered into lease agreements as lessor with both third parties and related parties.

The third parties rented our school non-education space for grocery stores, selling stationeries or snacks etc. to students which were operated directly by the lessee. The total rental revenue for third parties rental was RMB2,857,143, RMB952,381 and RMB104,761 for the years ended December 31, 2018, 2019 and 2020, respectively.

We leased certain non-education space to our related party, Lishui Yuanmeng Training Company Limited from December 1, 2016 to February 28, 2021. The total rental revenue for Lishui Yuanmeng Training Company Limited were RMB1,619,048, RMB1,619,048 and RMB914,287 for the years ended December 31, 2018, 2019 and 2020, respectively.

In addition, we continued leasing our space to Lianwai Foreign Language School Kindergarten for their operation of kindergarten care service after the disposal on November 28, 2018. The total rental revenue for Lianwai Foreign Language School Kindergarten was RMB69,143 for the period from November 28, 2018 to December 31, 2018, RMB754,285 and RMB754,285 for the years ended December 31, 2019 and 2020, respectively.

Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by our chief operating decision makers in deciding how to allocate resources and assess performance. Before the disposal of Lianwai Foreign Language School Kindergarten on November 28, 2018, we had two reportable segments, the kindergarten care service provided by Lianwai Foreign Language School Kindergarten and the primary and middle school education business from grade 1 to grade 9 provided by the School. Accordingly, the financial statements for the year ended December 31, 2018 include segment information which reflects the current composition of the reportable segments in accordance with ASC Topic 280, Segment Reporting.

For the year ended December 31, 2019, we had one reportable segment for the primary and middle school education business from grade 1 to grade 9, provided by the School. Our chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. We do not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. We do not have any other geography besides the PRC that has above 10% of revenues or long-lived assets. Hence, we have only one operating segment and one reportable segment.

Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain Tax Positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2018, 2019 and 2020. As of December 31, 2019 and 2020, we did not have any significant unrecognized uncertain tax positions.

Impairment of long-lived assets

For other long-lived assets including property and equipment, other non-current assets and land use rights, we evaluate for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. We assess the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. We did not recognize any impairment loss for the years ended December 31, 2018, 2019 and 2020.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Fluctuations in exchange rates may result in foreign currency exchange losses and may have a material adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

Impact of Governmental Policies

See “ Item 3. Key Information—D. Risk Factors— Risks Relating to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Regulation.”

B.     Liquidity and Capital Resources

Historically, we funded our operations primarily through cash generated from our operating activities, bank borrowings and financing from related parties and shareholders. As of December 31, 2019 and 2020, we had RMB24.7 million and RMB212.8 million (US$32.6 million), respectively, in cash and cash equivalents. The main reason of the increase in cash and cash equivalents was net cash inflow from financing activities. As of December 31, 2020, our cash and cash equivalents of RMB12.7 million (US$1.9 million) and RMB200.1 million (US$30.7 million) were held in China and in the Cayman Islands, respectively. Our cash and cash equivalents primarily consist of cash in banks or other financial institutions which are unrestricted as to withdrawal or use. As of December 31, 2018, 2019 and 2020, we had short-term bank borrowings of RMB69.0 million, RMB83.6 million and RMB39.7 million (US$6.1 million), respectively. All of our bank borrowings were short term borrowings and were secured by (i) the pledge of the buildings we own and the land use right we have, and (ii) personal guarantees from related parties. As of December 31, 2020, we had net current assets of RMB124.7 million (US$19.1 million). Our ability to continue to operate on a going-concern basis is dependent on our management’s ability to successfully execute our business plans, which includes increasing revenue while controlling operating expenses, as well as generating operating cash flows and continuing to obtain external sources of financing when necessary. We intend to finance our future working capital requirements, capital expenditures and mergers and acquisitions or new projects from cash generated from operating activities, bank borrowings and from the net proceeds we received from the initial public offering.

Although we consolidate the results of our VIEs, we only have access to the assets or earnings of our VIEs through our contractual arrangements with our VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.”

We have not encountered any difficulties in meeting our cash obligations to date. When considering our liquidity position and our future capital resources and needs, we take into account price controls set by local governments that may affect the tuition and other fees we are able to charge to students in our School, annual enrollment numbers approved for our School, the economic benefits we have received from Liandu WFOE and our VIEs under our Business Cooperation Agreement and Exclusive Technical Service and Business Consulting Agreement. Based on cash flow projections for operating activities and available loan facilities, we believe that we have sufficient funds for sustainable operations and will be able to meet our working capital needs, payment obligations from operations and debt related commitments for the next twelve months from the date of this annual report on Form 20-F.

Cash Flows

The following table presents our selected consolidated statements of cash flows for the years ended December 31, 2018, 2019 and 2020:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flows:
Net cash generated from operating activities	52,324	58,775	49,456	7,579
Net cash (used in)/ generated from investing activities	(2,637)	(34,739)	19,758	3,028
Net cash (used in) / generated from financing activities	(82,048)	(1,962)	126,790	19,431
Effect of exchange rate changes on cash and cash equivalents	—	—	(7,957)	(1,219)
Net (decrease)/ increase in cash and cash equivalents	(32,360)	22,075	188,047	28,819
Cash and cash equivalents at beginning of the year	35,009	2,648	24,723	3,789
Cash and cash equivalents at end of the year	2,648	24,723	212,770	32,608

Operating activities

We generate cash from operating activities primarily from tuition, meal and accommodation fees, all of which are typically paid in advance before the respective services are rendered. Tuition, meal and accommodation fees are initially recorded as deferred revenue. We recognize such amounts received as revenue proportionately over the relevant period in which the students attend the applicable programs of each semester.

In 2020, we had net cash generated from operating activities of RMB49.5 million (US$7.6 million). In 2020, the difference between net income and net cash from operating activities of RMB15.9 million (US$2.4 million) primarily resulted from non-cash items such as depreciation of property and equipment of RMB9.1 million (US$1.4 million). Changes in the working capital accounts mainly included an increase in accounts payable of RMB2.4 million (US$0.4 million) which resulted from the growth in number of students and an increase in salaries and welfare payable of RMB4.1 million (US$0.6 million) which resulted from the growth in number of teachers, partly offset by an increase in prepayments and other current assets of RMB2.0 million (US$0.3 million) in relation to the purchase of directors’ and officers’ liability insurance.

In 2019, we had net cash from operating activities of RMB58.8 million (US$8.4 million). In 2019, the difference between net income and net cash from operating activities of RMB11.5 million (US$1.7 million) primarily resulted from non-cash items such as depreciation of property and equipment of RMB7.9 million (US$1.1 million). Changes in the working capital accounts mainly included a decrease in salaries and welfare payable of RMB2.2 million (US$0.3 million) which resulted from bonus payments made to our teachers in connection with our increased level of compensation for teachers and a decrease in amounts due to related parties of RMB2.8 million (US$0.4 million), partly offset by an increase in accounts payable of RMB0.6 million (US$0.1 million) which resulted from the purchase of school uniform or miscellaneous services.

In 2018, we had net cash from operating activities of RMB52.3 million. In 2018, the difference between net income and net cash from operating activities of RMB24.9 million primarily resulted from non-cash items such as depreciation of property and equipment of RMB7.5 million. Changes in the working capital accounts mainly included an increase in salaries and welfare payable of RMB6.6 million which resulted from our increased payment of salaries and welfare to teachers, an increase in accounts payable of RMB2.5 million which resulted from purchases of school uniform or miscellaneous services and a decrease in accounts receivable of RMB2.1 million which resulted from learning materials purchased by students.

Investing activities

In 2020, we had net cash generated from investing activities of RMB19.8 million (US$3.0 million), primarily attributable to (i) proceeds from maturity of short-term investments of RMB87.0 million (US$13.3 million), (ii) repayments of loans by related parties of RMB34.9 million (US$5.4 million), partly offset by (i) purchase of short-term investments of RMB67.0 million (US$10.3 million), (ii) loans lent to related parties of RMB22.2 million (US$3.4 million) and (iii) purchase of property and equipment of RMB13.1 million (US$2.0 million) for the purposes of campus maintenance. Short-term investments include investments in wealth management products issued by certain banks with maturities between three months and one year.

In 2019, we had net cash used in investing activities of RMB34.7 million (US$5.0 million), primarily attributable to (i) loans lent to related parties of RMB34.4 million (US$4.9 million), (ii) purchase of short-term investments of RMB30.0 million (US$4.3 million), (iii) purchase of property and equipment of RMB13.2 million (US$1.9 million) for the purposes of campus maintenance, offset by proceeds from maturity of short-term investments of RMB15.1 million (US$2.2 million) and (iv) repayment of loans by related parties of RMB22.6 million (US$3.2 million). Short-term investments include investments in wealth management products issued by certain banks with maturities between three months and one year.

In 2018, we had net cash used in investing activities of RMB2.6 million, primarily attributable to (i) loans lent to related parties of RMB38.1 million, (ii) purchase of property and equipment of RMB15.6 million for the purposes of campus maintenance, and (iii) purchase of short-term investments of RMB5.0 million, partly offset by (i) repayments of loans by related parties of RMB39.1 million, and (ii) proceeds from maturity of short-term investments of RMB12.3 million.

Financing activities

In 2020, we had net cash generated from financing activities of RMB126.8 million (US$19.4 million), attributable to (i) proceeds from issuance of ordinary shares upon the initial public offering of RMB208.7 million (US$32.0 million), (ii) proceeds from short-term borrowings with banks of RMB73.1 million (US$11.2 million), partly offset by (i) repayment of short-term borrowings with banks of RMB117.0 million (US$17.9 million) and (ii) cash paid for initial public offering related costs of RMB38.0 million (US$5.8 million).

In 2019, we had net cash used in financing activities of RMB2.0 million (US$0.3 million), attributable to (i) proceeds from and repayments of short-term borrowings with banks of RMB119.8 million (US$17.2 million) and RMB105.2 million (US$15.1 million), respectively, and (ii) repayments to of loan payable due to Lianwai Foreign Language School Kindergarten of RMB16.6 million (US$2.4 million).

In 2018, we had net cash used in financing activities of RMB82.0 million, attributable to (i) proceeds from and repayments of short-term borrowings with banks of RMB85.0 million and RMB119.7 million, respectively, and (ii) repayments of short-term borrowings to related parties of RMB47.4 million.

Capital Expenditure

We incurred capital expenditure of RMB15.6 million, RMB13.2 million and RMB13.1 million (US$2.0 million) in 2018, 2019 and 2020, respectively, primarily in connection with the maintenance and renovation of school facilities and purchase of educational equipment. We intend to fund our future capital expenditure through our existing cash balance, bank borrowings, proceeds from the initial public offering and other financing alternatives. We will continue to incur capital expenditure to support the growth of our business.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through the wholly foreign-owned subsidiary and consolidated VIEs in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly foreign-owned subsidiary in China. Our wholly foreign-owned subsidiary in China has not historically paid any dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds. If our wholly foreign-owned subsidiary in China or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, our consolidated VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our consolidated VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE.

Furthermore, according to the Implementing Regulations for the Law of the PRC on the Promotion of Privately-run Schools currently in force, at the end of each fiscal year, our School is required to allocate a portion of its funds to our development fund for the construction or maintenance of the school properties or purchase and upgrade of teaching equipment. Our School shall also withhold at least 25.0% of our annual increase of the net assets for the same purposes.

C.    Research and Development

Not applicable.

D.    Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.    Tabular Disclosure of Contractual Obligations

We did not have any operating leases as lessee, purchase commitment, capital commitments or any other commitments, long-term obligations or guarantees as of December 31, 2020.

G.    Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the SEC, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position with the Company
Executive Directors and Officers:
Fen Ye	49	Director; Chairlady
Biao Wei	49	Director; Chief Executive Officer
Fang Ye	47	Director
Hong Ye	44	Director
Guoliang Chen	53	Principal of our School
Weijian Xu	41	Chief Financial Officer
Non-Executive Directors:
Teck Yong Heng	47	Independent Director
Yan Kit Lee	50	Independent Director

Executive Officers

Ms. Fen Ye, aged 49, is our founder and has served as our chairlady and director since September 2018. Ms. Fen Ye founded the Company in August 2001 by establishing Lishui Mengxiang. Since 2003, Ms. Fen Ye has served as a director, chairlady and legal representative of our School.

Mr. Biao Wei, aged 49, is the spouse of Ms. Fen Ye and has served as our director since September 2018. Mr. Wei joined us in August 2001 as the general manager of Lishui Mengxiang. Mr. Wei has been a director of our School since September 2002. Mr. Wei attended a professional program in fashion design at the Zhejiang Institute of Silk Textiles in the PRC from September 1988 to November 1991.

Ms. Fang Ye, aged 47, is the sister of Ms. Fen Ye and has served as our director since September 2018. Ms. Fang Ye joined us as a director of Lishui Mengxiang in August 2001 and has been primarily responsible for the financial matters of Lishui Mengxiang since December 2012. Since September 2002, Ms. Fang Ye has been a director of our School. Since October 2014, Ms. Fang Ye has served as our purchasing manager and treasury manager. Ms. Fang Ye obtained her bachelor’s degree in accounting from the East China University of Science and Technology in the PRC in July 2015.

Ms. Hong Ye, aged 44, is the sister of Ms. Fen Ye and has served as our director since September 2018. Ms. Hong Ye first joined us as a director of our School in September 2015. Ms. Hong Ye obtained her bachelor’s degree in business administration from the School of Continuing Education at Renmin University of China in the PRC in January 2018.

Mr. Guoliang Chen, aged 53, has served as the director and principal of our School since September 2018. He joined us in September 2013. Mr. Chen has over 30 years of experience in the education industry. From September 2012 to August 2013, he served as the principal of Liandu District Chuchou High School. From September 2005 to August 2012, he served as the principal of Liandu District Meishan High School. From September 2002 to August 2005, he was the vice principal of Tianning High School. Prior to this, he worked as the director of educational and student affairs in Dayang Road School from September 1994 to August 2002. From February 1988 to August 1994, he was the division head of language education and research in Laozhu School for Ethnic Minorities (formerly known as Yeling High School). Mr. Chen obtained his bachelor’s degree from Zhejiang Education University in the PRC in June 1994. He graduated from Lishui Teachers Training College in the PRC in January 1988. He completed his master’s degree in education in Zhejiang Normal University in the PRC in September 2000. Mr. Chen was qualified as a senior high school teacher in November 2002. In September 2016, he was awarded the 26th Spring Silkworm Award by the Zhejiang Province Education Foundation. In August 2015, Mr. Chen was awarded 2014 Excellent Principal by Lishui Liandu District Education Bureau. In September 2012, he was awarded the first class award on education quality management by Liandu District Education Bureau and Top 10 Education Role Model by the People’s Government of Lishui Liandu District. In January 2010, Mr. Chen was awarded 2008-2009 Lishui Education and Research Outstanding Individual. In August 2009, September 2011, September 2012 and August 2015, Mr. Chen was awarded the title of Liandu Excellent Educator. In September 2004, he was awarded as the 2003 Liandu District Excellent Teacher 2003 by Liandu District Education Bureau.

Mr. Weijian Xu, aged 41, joined us in February 2018 as a finance manager of Lishui Mengxiang and has served as the finance manager of the Company since September 2018. Mr. Xu has over 18 years of experience in the finance industry. From February 2015 to October 2017, he served as the chief financial officer of Xunwei Holdings Group Limited. From October 2008 to February 2015, Mr. Xu worked as the finance manager of Qibu Corporation Limited. From February 2007 to September 2008, Mr. Xu worked as chief accountant in Zhejiang Ruixing Valves Company Limited. From February 2000 to December 2006, Mr. Xu worked as the head of quality assurance in Zhejiang Southeast Pipes Company Limited. Mr. Xu obtained the Certificate of Accounting Profession in July 2006 and the intermediate accounting qualification issued by Lishui Human Resources and Social Security Bureau in October 2014. Mr. Xu received his bachelor’s degree in accounting from Zhejiang University in the PRC in July 2016.

Non-executive Directors

Mr. Teck Yong Heng, aged 47, has served as our independent director since September 30, 2020. Mr. Heng currently serves as the managing partner of C2Partners, or C-Squared Partners, a China focused consumer sector private equity fund. Before founding C-Squared Partners, he was the managing director in QianHai Fund of Funds (“Qianhai FoF”), where he led and recommended public and private equity direct investments in addition to commitments into private equity/venture capital funds. Prior to QianHai FoF, he worked at Temasek Holdings, Pavilion Capital, Arthur Andersen, Singapore Power and Cambridge Associates. Mr. Heng graduated from Nanyang Technological University with a bachelor’s degree in Accountancy (Honors). He is also an alumni of Harvard Business School and attended its General Management Program. He is a Chartered Financial Analyst (CFA), Chartered Accountant (CA), Financial Risk Manager (FRM) and a member of Singapore Institute of Directors.

Mr. Yan Kit Lee, aged 50, has served as our independent director since September 30, 2020. He has been a director and the chief executive officer of National Arts Travel Limited (principally engaged in providing travel related products), which is a subsidiary of National Arts Entertainment and Culture Group Limited (“NA Group”) (HKEx Stock Code: 8228), since February 2019 and June 2018, respectively. Mr. Lee has also been appointed as the director of investor relationship and marketing of NA Group, the chief executive officer of National Arts Production & Promotions Limited (a subsidiary of NA Group and principally engaged in provision of promotional performance services in Hong Kong) and the director of artiste management of National Arts Entertainment Limited (a subsidiary of NA Group and principally engaged in provision of management services to artistes in Hong Kong) since February 2020. Mr. Lee has further been promoted as the chief operating officer since May 2020. Since October 2020, Mr. Lee has also been appointed as a director of Skyyer MediaX Limited (a subsidiary of NA Group and principally engaged in provision of digital marketing, media relations and public relations services). Meanwhile, Mr. Lee has been an independent non-executive director (also a member of audit committee, remuneration committee and nomination committee) of C-Link Squared Limited (HKEx Stock Code: 1463) (principally engaged as outsourced document management services provider and related software application and enterprise software solutions developer) since March 2020. Mr. Lee has also been an independent non-executive director (also a member of audit committee and nomination committee, and chair of remuneration committee) of Landrich Holding Limited (HKEx Stock Code: 2132) (a contractor company having a long history of undertaking construction works in Hong Kong) since September 2020. Mr. Lee was a volunteer director of Sowers Action (Non-Governmental Organization) from October 2016 to October 2018, and has been the vice chairman of its board of directors since October 2018. Mr. Lee is and has been a founding director of Hong Kong Young Chief Officers’ Association since November 2017 and was appointed as the president of the external affairs committee since December 2018. Mr. Lee has also been awarded by Hong Kong Shue Yan University as an industrial advisor to the bachelor of business administration (honors) in digital marketing program since July 2020. Mr. Lee was successfully elected as the 5th “Outstanding Chinese Youth of the World” from Outstanding Chinese Culture Association in June 2020. Mr. Lee has over 20 years of abundant experience in the banking and financial industry as well as public relations and market strategy. Mr. Lee has been the director of Hoyan Group International Limited since September 2016. Mr. Lee served as the president of SBG Holdings Limited (principally engaged in the operation of beauty medical centers) between September 2016 and September 2017 and the chief marketing officer of HKST Group Holdings Limited (principally engaged in travel services and education consultancy business) between September 2016 and May 2018. Prior to 2016, Mr. Lee worked at Dah Sing Bank Limited, Standard Chartered Bank (HK) Limited, DBS (Hong Kong) Limited, Wing Hang Bank Limited (currently known as OCBC Wing Hang Bank) and Sin Hua Bank Ltd., Hong Kong branch (currently known as Bank of China (Hong Kong)). Mr. Lee obtained his Bachelor of Arts Degree (with a major in economics and a minor in psychology) from the University of Manitoba in May 1993 in Canada and a certificate of business management from Ryerson Polytechnic University in June 1996 in Canada. Mr. Lee also obtained a Master of Science Degree in financial management from the University of London in the United Kingdom in December 2000.

B.    Compensation

For the fiscal year ended December 31, 2020, we paid an aggregate of approximately US$0.2 million in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For incentive share grants to our officers and directors, see “—Share Incentive Plan.”

Share Incentive Plan

2020 Equity Incentive Plan

Our 2020 Equity Incentive Plan was adopted on September 8, 2020 to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. The equity incentive plan provides for the grant of an option, restricted shares, restricted share units and local awards.

Authorized Shares     The maximum number of ordinary shares may be subject to awards pursuant to the 2020 Equity Incentive Plan is 5,000,000 initially. The aggregate number of ordinary shares available for issuance under the 2020 Equity Incentive Plan will be increased (i) on January 1 of the fiscal year immediately following the fiscal year in which an initial public offering of our shares, or a Qualified IPO, is consummated, by an amount equal to 0.5% of the total number of ordinary shares issued and outstanding on December 31 of the immediately preceding fiscal year, and (ii) on January 1 of each fiscal year during the period beginning with the second fiscal year following the fiscal year in which a Qualified IPO is consummated, by an amount equal to 1% of the total number of ordinary shares issued and outstanding on December 31 of the immediately preceding fiscal year.

Administration     Our board of directors or a committee of the board or officers to which the board delegates the authority administers the 2020 Equity Incentive Plan. The administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant and the provisions and terms and conditions of each award. In the event that any dividend or other distribution (whether in the form of cash, shares, other securities or other property), recapitalization, share division, share consolidation, reorganization or any change in the corporate structure of the Company affecting the shares occurs, the administrator will make adjustment with respect to the number and class of shares that may be delivered under the 2020 Equity Incentive Plan and/or the number, price and class of shares covered by outstanding awards, in order to prevent diminution or enlargement of the benefits intended to be made available under the 2020 Equity Incentive Plan.

Awards under the Equity Incentive Plan

Share Options     Share options may be granted under the 2020 Equity Incentive Plan. The administrator determines the exercise price for each option award, which is stated in the award agreement and should in no case be lower than the par value of our ordinary shares. One-half of the shares subject to an option will vest on each of the first and second annual anniversaries of the vesting commencement date, unless otherwise provided in the award agreement.

Restricted Shares     A restricted share award agreement will specify restrictions on the duration of the restricted period and the number of shares granted. Restricted shares may not be sold, transferred or pledged until the end of the restricted period and may be subject to forfeiture upon a termination of employment or service with us. Unless otherwise provided in the award agreement, the holder of restricted shares will be entitled to receive all dividends and other distributions paid with respect to the ordinary shares, subject to the same restrictions on transferability and forfeitability as the underlying shares of restricted shares. One-half of the restricted shares will vest on each of the first and second annual anniversaries of the vesting commencement date, unless otherwise provided in the award agreement.

Restricted Share Units     Awards of restricted share units may be granted by the administrator. At the time of granting restricted share units, the administrator may impose conditions that must be satisfied, such as continued employment or service or attainment of corporate performance goals, and may place restrictions on the grant and/or vesting of the restricted share units. A restricted share unit award agreement will specify applicable vesting criteria, the number of restricted share units granted and the terms and conditions on time and form of payment. Each restricted share unit, upon fulfillment of applicable conditions, represents a right to receive an amount equal to the fair market value of one ordinary share.

Local Awards     The administrator may cause any of our PRC subsidiaries or VIEs to grant local cash-settled awards in lieu of any other award under the 2020 Equity Incentive Plan, which such local awards shall be paid wholly by such PRC subsidiaries or VIEs. Each local award shall be linked to the fair market value of one ordinary share.

Change in Control     In the event of a change in control, the administrator may provide for acceleration of awards, purchase of awards from holders or replacement of awards.

Term    Unless terminated earlier, the 2020 Equity Incentive Plan will continue in effect for a term of ten years from the date of its adoption.

Amendment and Termination     Subject to applicable shareholders’ approval and certain exceptions, the board of directors may at any time amend or terminate the 2020 Equity Incentive Plan. The 2020 Equity Incentive Plan will automatically terminate in 2030, unless terminated sooner. The termination of the 2020 Equity Incentive Plan will not affect the administrator’s ability to exercise the powers granted to it with respect to awards granted under the plan prior to the date of such termination.

Granted Options and Restricted Share Units     For the fiscal year ended December 31, 2020, no options or restricted share units under the 2020 Equity Incentive Plan had been granted.

C.    Board Practices

Our board of directors consists of six directors, including four executive directors and two non-executive directors. We also promote gender diversity among our board members. The powers and duties of our directors include convening general meetings and reporting our board’s work at our shareholders’ meetings, declaring dividends and distributions, appointing officers and determining the term of office and responsibilities of the officers, as well as exercising other powers, functions and duties as conferred by our articles of association. Our directors may exercise all the powers of our company to borrow money, mortgage the property of our Company.

None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.     Our audit committee consists of three directors, namely Mr. Teck Yong Heng, Mr. Yan Kit Lee and Ms. Fang Ye. The audit committee is chaired by Mr. Teck Yong Heng. Each of Mr. Teck Yong Heng and Mr. Yan Kit Lee satisfies the “independence” requirements under Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that each of Mr. Teck Yong Heng qualifies as an “audit committee financial expert.” Our audit committee will consist solely of independent directors within one year of the initial public offering. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting and appointing auditors and pre-approving all auditing and non-auditing services permitted to be performed by such independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	meeting separately and periodically with management and our independent auditors;

•	reporting regularly to the board of directors;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•	other matters that are specifically assigned to our audit committee by our board of directors from time to time;

Compensation Committee.     Our compensation committee consists of three members, namely Mr. Teck Yong Heng, Mr. Yan Kit Lee and Ms. Hong Ye. The compensation committee is chaired by Mr. Yan Kit Lee. Each of Mr. Teck Yong Heng and Mr. Yan Kit Lee satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and making recommendations to the board of directors with respect to directors’ compensation;

•	reviewing and approving to the board with respect to the compensation for our chief executive officer and other executive officers;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

•	approving guidelines for senior management salary, incentive, stock option, benefit and other compensation levels; and

•	producing an annual report on executive compensation in accordance with applicable rules and regulations.

Nominating and Corporate Governance Committee.     Our nominating and corporate governance committee consists of three directors, namely Mr. Teck Yong Heng, Mr. Yan Kit Lee and Ms. Fang Ye. The nominating and corporate governance committee is chaired by Mr. Teck Yong Heng. Each of Mr. Teck Yong Heng and Mr. Yan Kit Lee satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending nominees for election by the shareholders or appointment by the board of directors;

•	reviewing annually with the board of directors its current composition with regards to characteristics such as independence, age, skills, experience, diversity and availability of service to us;

•	advising the board of directors on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as monitoring our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office and responsibilities of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until they are removed from office by ordinary resolution of the shareholders. In accordance with our memorandum and articles of association, a director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated, (v) is removed from office pursuant to any other provision of our memorandum and articles of association, as amended and restated from time to time. Our officers are elected by and serve at the discretion of the board of directors.

Employment Agreements and Confidentiality Agreements

We may enter into employment agreements and confidentiality agreements with each of our executive officers. Under these agreements, we will be entitled to terminate an executive officer’s employment for cause at any time for certain acts of the officer, such as being convicted of any criminal conduct, any act of gross or willful misconduct or any serious, willful, grossly negligent or persistent breach of any employment agreement provision. We may also terminate an executive officer’s employment by giving three-month’s prior written notice without cause. An executive officer may terminate his or her employment at any time by giving three-month’s prior written notice. In connection with the employment agreement, each executive officer will enter into an intellectual property ownership and confidentiality agreement and agreed to hold all information, know-how and records in any way connected with the products or services of our company, in strict confidence perpetually. Each executive officer will also agree that we shall own all the intellectual property developed by such executive officer during his or her employment.

We may enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

D.    Employees

We had 567, 489 and 517 full-time employees as of December 31, 2018, 2019 and 2020, respectively. Approximately 68.3% of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees and the labor union to be good. The following table sets forth the number of our full-time employees categorized by function as of December 31, 2020:

Function	Number of Employees
Executive Directors and senior management	5
Teachers	351
Counselors	80
Administrative staff	9
Campus security	12
Accounting and finance staff	9
Supporting staff	51
Total	517

We invest resources in the recruitment of employees in support of our business operations. We have established comprehensive training programs, including training programs for newly hired teachers, collaboration with Lishui University to establish a program that offers continuing education courses for teachers and on-the-job-training, to enhance performance and service quality.

As required by PRC Laws and regulations, we participate in various employee social security plans for our PRC employees that are administered by municipal and provincial governments, including housing, pension, medical insurance, unemployment insurance, work-related injury insurance, maternity insurance. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

We maintain various insurance policies against certain risks and unexpected events, such as school liability insurance, student personal accident insurance and property insurance for vehicles. We also provide social security insurance including pension insurance, unemployment insurance, work related injury insurance and medical insurance for our PRC employees. We consider our insurance coverage to be generally in line with companies of similar industry and size in the PRC. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have limited insurance coverage” for further details of risks associated with our insurance coverage.

We enter into standard labor contracts with our employees. We may also enter into standard confidentiality and non-compete agreements with our executive officers. See “—C. Board Practices—Employment Agreements and Confidentiality Agreements.”

E.    Share Ownership

Please refer to “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “—B. Compensation—Share Incentive Plan.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table presents information regarding the beneficial ownership of our ordinary shares as of March 31, 2021 by:

•	each person or entity that we know beneficially owns or will beneficially own more than 5% of our outstanding ordinary shares;

•	each director or executive officer who beneficially owns or will beneficially own more than 1% of our outstanding ordinary shares; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included ordinary shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

The percentage of beneficial ownership of our ordinary shares is based on 66,667,000 ordinary shares outstanding immediately as of March 31, 2021.

	Ordinary Shares Beneficially Owned
	Number	% (2)
Directors and Executive Officers (1) :
Fen Ye	45,000,000	67.5
Biao Wei (3)	—	—
Fang Ye	2,500,000	3.75
Hong Ye	2,500,000	3.75
Guoliang Chen	—	—
Weijian Xu	—	—
Teck Yong Heng	—	—
Yan Kit Lee	—	—
All directors and executive officers as a group	50,000,000	75.0
Principal Shareholders:
Mengxiang Holdings (4)	45,000,000	67.5
Lianwai Holdings Co., Ltd.(5)	2,500,000	3.75
Mengxiang Investment Co., Ltd.(6)	2,500,000	3.75

Notes:

(1)	The address of our directors and executive officers is, No. 818 Hua Yuan Street, Liandu District, Lishui City, Zhejiang Province, 323000, the PRC.

(2)

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2021, by the sum of (i) 66,667,000 which is the total number of ordinary shares outstanding as of March 31, 2021, and (ii) the number of ordinary shares such person or group has the right to acquire within 60 days after March 31, 2021.

(3)	Mr. Biao Wei is the spouse of Ms. Fen Ye.

(4)

A British Virgin Islands company which is wholly-owned and controlled by Ms. Fen Ye. The registered office of Mengxiang Holdings is at Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town Tortola, British Virgin Islands.

(5)

A British Virgins Islands company which is wholly-owned and controlled by Ms. Hong Ye. The registered office of Lianwai Holdings Co., Ltd. is at Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(6)

A British Virgin Islands company which is wholly-owned and controlled by Ms. Fang Ye. The registered office of Mengxiang Investment Co., Ltd. is at Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

As of March 31, 2021, a total of 16,667,000 ordinary shares were held by 1 record holder in the United States in the form of ADSs, representing 25% of our total outstanding shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.                Related Party Transactions

Contractual Arrangements with our VIEs and Their Shareholders

We entered into a series of contractual arrangements through Liandu WFOE with (i) our VIEs, Lishui Mengxiang and our School, and (ii) the shareholders of Lishui Mengxiang, Ms. Fen Ye, Ms. Hong Ye and Ms. Fang Ye, and the director of our School which enable us to exercise the power over our VIEs; have the exposure or rights to variable returns from our involvement with our VIEs; and exercise the ability to affect those returns through use of its power over our VIEs. As a result of these contractual arrangements, we control our VIEs through our PRC subsidiary, Liandu WFOE. See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Certain Related Parties

Loans to related parties

In 2018, 2019 and 2020, we provided loans to certain close family members of Ms. Fen Ye for their personal use. The financing was provided in the form of interest-free loans. The loans did not have a fixed term and were repayable upon demand. As of December 31, 2019 and 2020, the remaining balance of the loans was RMB12.8 million (US$1.8 million) and nil, respectively. In light of our initial public offering in October 2020 in an overseas capital market and to improve our corporate governance, we have issued an internal policy to terminate its business practice of issuing advances and loans to close family members of Ms. Fen Ye.

Financing from related parties

Ms. Fen Ye and Ms. Yushu Ye, a close family member of Ms. Fen Ye, have historically provided short-term financing for us to support our operation. The financing was provided in the form of interest-free short-term borrowings. The short-term borrowings did not have a fixed term and were repayable upon demand. The remaining balance of the short-term borrowings was fully settled in 2019. We have not received any financing from related parties since the completion of our initial public offering.

Lease agreements with related parties

We leased certain properties and facilities to Lishui Yuanmeng Training Company Limited, a company controlled by Mr. Biao Wei, our director and chief executive officer, in which the lease was terminated on February 28, 2021. We also lease the school buildings and the related properties and facilities to Liandu Foreign Language School Kindergarten. In 2018, 2019 and 2020, our rental income from related parties was RMB1.7 million, RMB2.4 million and RMB1.7 million (US$0.3 million), respectively.

The terms of our leases are three years. Under the leasing agreements, we can terminate the lease at any time for cause.

Disposal of Liandu Foreign Language School Kindergarten

In November 2018, we disposed of Liandu Foreign Language School Kindergarten, an entity controlled by Ms. Fen Ye to Ms. Fen Ye, Ms. Fang Ye and Ms. Hong Ye for a total cash consideration of RMB10.1 million. See “Item 4. Information on the Company—A. History and Development of the Company.” In 2018, we received consideration of the disposal of RMB5.0 million from Ms. Fen Ye. In 2019, we received consideration of the disposal of RMB4.1 million, RMB0.5 million and RMB0.5 million from Ms. Fen Ye, Ms. Fang Ye and Ms. Hong Ye, respectively. We recognized a gain on disposal of Liandu Foreign Language School Kindergarten of RMB0.2 million in 2018.

Private Placements

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Confidentiality Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

C.                Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.                Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims during the course of our business. We are currently not a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Laws and Regulations Relating to Foreign Exchange” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Taxation in the PRC—Income Tax in relation to Dividend Distribution”.

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars. See “Item 12. Description of Securities other than Equity Securities—D. American Depositary Shares.”

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs, each representing five ordinary shares, have been listed on the Nasdaq since October 1, 2020. Our ADSs trade under the symbol “LXEH.”

The last reported trading price for our ADSs on December 31, 2020 was US$8.43 per ADS. The following table provides the high and low trading prices for our ADSs on the Nasdaq since the date of our initial public offering.

	Trading Price (US$)
	High	Low
Annual Highs and Lows
Fiscal Year ended December 31, 2020	10.9775	6.09
Quarterly Highs and Lows
Fourth Quarter of Fiscal Year ended December 31, 2020	10.9775	6.09
Monthly Highs and Lows
January 2021	9.2	8.2
February 2021	9.88	7.6721
March 2021	11	7.19
April 2021 (through April 28, 2021)	9.3	7.602

B.	Plan of Distribution

Not applicable.

C.	Markets

See “Item 9. The Offer and Listing—A. Offering and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We were incorporated as an exempted company with limited liability in the Cayman Islands on September 6, 2018. Our affairs are currently governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, or the Companies Act in this section, and the common law of the Cayman Islands.

As of the date of this annual report on Form 20-F, our authorized share capital is US$50,000 divided into 500,000,000 ordinary shares with a par value of US$0.0001 each. As of the date of this annual report on Form 20-F, there are 66,667,000 ordinary shares issued and outstanding. All of our issued and outstanding ordinary shares are fully paid. All options, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met.

We have adopted a second amended and restated memorandum and articles of association, which became effective after our initial public offering.

The following are summaries of material provisions of our second amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read our second amended and restated memorandum and articles of association, which has been filed as Exhibit 3.2 to our Form F-1 (File No. 333-248691), as amended, filed with the SEC on September 30, 2020.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. As set forth in article 3 of our memorandum and articles of association, the objects for which our company is established are unrestricted.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Board of Directors” and “Item 6. Directors, Senior Management and Employees—C. Board Practices—Terms of Directors and Officers.”

Ordinary Shares

General      Our authorized share capital is US$50,000 consisting of 500,000,000 ordinary shares with par value of US$0.0001 each. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends     The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Our directors may also pay interim dividends, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or distribution payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls or otherwise.

No dividend or other money payable by us on or in respect of any share shall bear interest against us.

Voting Rights     On a show of hands each shareholder is entitled to one vote or, on a poll, each shareholder is entitled to one vote for ordinary share, on all matters that require a shareholder’s vote. Voting at any shareholders’ meeting is by show of hands of shareholders who are present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative, unless a poll is demanded.

A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy.

No shareholder shall be entitled to vote or be reckoned in a quorum at any general meeting unless such shareholder is duly registered as our shareholder and all calls or other sums presently payable by such shareholder in respect of his voting shares to us have been paid.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders    As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each calendar year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least 10 calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares     Subject to any applicable restrictions set forth in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by the Nasdaq Global Market or in another form that our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•

the instrument of transfer is lodged with us and is accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped (if required);

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

•	the shares are free from any lien in favor of the Company; and

•	a fee of such maximum sum as the Nasdaq Global Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

Liquidation     Subject to any future shares which are issued with specific rights, (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise, and (2) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the share capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them.

If we are wound up the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Act, divide among our shareholders in kind the whole or any part of our assets (whether or not they shall consist of property of the same kind) and may, for such purpose, value any assets and determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Calls on Ordinary Shares and Surrender of Ordinary Shares     Subject to our memorandum and articles of association and to the terms of allotment our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment.

The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares     We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by either our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders.

Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (1) unless it is fully paid up, (2) if such redemption or repurchase would result in there being no shares outstanding, or (3) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares     If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by at least a two-thirds majority of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of the shares of that class.

The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records     Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charge, and any special resolution passed by our shareholders). However, we will provide our shareholders with annual audited financial statements.

Issuance of Additional Shares     Our memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions     Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England.

In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to United States corporations and companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or, if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of our company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control our company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Under Cayman Islands Law, a company may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held by amending the articles of association. Our memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow shareholders holding at least one third of the paid up voting share capital of the Company to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene a general meeting. Other than this right to requisition a shareholders’ meeting, our memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of our company are required to comply with fiduciary duties which they owe to our company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances, including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Nonresident or Foreign Shareholders. There are no limitations imposed by our memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

There is no exchange control legislation under Cayman Islands law, and accordingly, there are no exchange control regulations imposed under Cayman Islands law. See also “Item 4. Information on the Company—B. Business Overview—Regulation— PRC Laws and Regulations Relating to Foreign Exchange” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Taxation in the PRC—Income Tax in relation to Dividend Distribution.”

E.	Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, PRC and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ADSs or ordinary shares, nor will gains derived from the disposal of our ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the EIT Law and implementation regulations issued by the PRC State Council on April 23, 2019, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the Regulation on the Implementation of Enterprise Income Tax Law of the PRC, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. Accordingly, our holding company may be considered a resident enterprise and may therefore be subject to a PRC income tax on our global income.

The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China, which include all of the following conditions: (i) the senior management and core management departments in charge of daily operations are located mainly inside PRC, (ii) financial and personnel decision are subject to determination or approval by persons or organizations located inside PRC, (iii) major assets, accounting books, company seals and minutes and files of board and shareholders’ meeting are placed or kept inside PRC, and (iv) at least half of the enterprise’s directors with voting rights or senior management customarily reside inside PRC. Although Circular 82 explicitly provides that the above standards apply to enterprises which are registered outside the PRC and funded by PRC enterprises or PRC enterprise groups as controlling investors, the determining criteria set forth in Circular 82 may reflect the general position of the State Administration of Taxation on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

The Company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.” Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income, if we are considered a PRC tax resident enterprise for tax purposes, and as a result, such dividends and capital gains paid to overseas shareholders or ADS holders that are non-PRC resident enterprises may become subject to PRC income tax at a rate of up to 10.0%, unless otherwise exempted or reduced under relevant tax treaties or arrangements between the PRC and relevant foreign jurisdictions. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met.

It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. Under the PRC Individual Income Tax Law promulgated on September 10, 1980, and amended in 2018 and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not residents of the PRC are ordinarily subject to a PRC withholding tax at a rate of 20% and PRC source gains realized by such investors on the transfer of ADSs or shares would be subject to 20% PRC income tax. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.” Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences to a U.S. Holder (as defined below), under current law, of an investment in our ADSs or ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report on Form 20-F, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations promulgated thereunder, judicial authority, published administrative positions of U.S. Internal Revenue Service, or the IRS, and other applicable authorities, all as of the date of this annual report on Form 20-F. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions. This summary does not discuss the Medicare contribution tax on net investment income, any federal non-income tax laws, including the federal estate or gift tax laws, or the laws of any state, local or non-United States taxing jurisdiction.

This discussion applies only to a U.S. Holder that holds ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	brokers or dealers in stocks and securities, or currencies;

•	persons who are required to use a mark-to-market method of accounting;

•	certain former citizens or residents of the United States subject to Section 877 of the Code;

•	entities subject to the United States anti-inversion rules;

•	tax-exempt organizations and entities;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons whose functional currency is other than the United States dollar;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

•	persons that actually or constructively own 10% or more of our stock by vote or value;

•	persons subject to special tax accounting rules under Section 451(b) of the Code;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding our ADSs or ordinary shares should consult its own tax advisors regarding the tax consequences of holding our ADSs or ordinary shares.

The following discussion is for informational purposes only and is not a substitute for careful tax planning and advice. Investors considering the purchase of ADSs or ordinary shares should consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the Medicare contribution tax on net investment income, any federal non-income tax laws, including the federal estate or gift tax laws, or the laws of any state, local or non-United States taxing jurisdiction and under any applicable tax treaty.

For purposes of the discussion below, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust on August 19, 1996 under the law in effect as of that date, a valid election is in place under applicable Treasury regulations to treat such trust as a domestic trust.

The discussion below assumes that the representations contained in the deposit agreement and any related agreement is true and that the obligations in such agreements will be complied with in accordance with their terms.

ADSs

If you own our ADSs, then you should be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs should not be subject to United States federal income tax.

The United States Treasury Department and the IRS have expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, a pre-release of ADSs to persons that do not have beneficial ownership of the securities underlying the ADSs). Such actions may be inconsistent with the claiming of the reduced rate of tax applicable to certain dividends received by non-corporate U.S. Holders of ADSs, including individual U.S. Holders, and the claiming of foreign tax credits by U.S. Holders of ADSs. Accordingly, among other things, the availability of foreign tax credits or the reduced tax rate for dividends received by non-corporate U.S. Holders, each discussed below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company, if as a result of such actions, the holders of ADSs are not properly treated as beneficial owners of ordinary shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. The company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by the company in each category. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is not entirely clear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our consolidated VIEs for U.S. federal income tax purposes, and based upon our current and projected income and assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore fluctuations in the market price of our ADSs may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares unless, in such case, we cease to be treated as a PFIC and such U.S. Holder makes a deemed sale election.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) either (x) our ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States or (y) we are eligible for the benefits of a comprehensive income tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. We have been approved for listing the ADSs on the Nasdaq Global Market. Provided that this listing is approved, we believe that the ADSs should generally be considered to be readily tradeable on an established securities market in the United States. There can be no assurance that the ADSs will be, or will in later years continue to be, considered readily tradable on an established securities market. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ADSs will be treated as qualified dividends. In the event we are deemed to be a PRC resident enterprise under EIT Law (see “—People’s Republic of China Taxation”), we may be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (which the Secretary of Treasury of the United States has determined is satisfactory for this purpose). U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to United States federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the taxable year of distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income; and

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We expect that our ADSs being listed on the Nasdaq Global Market, but not our ordinary shares, will be treated as marketable stock. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

Dividends that we pay on our ADS or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets” (as defined in the Code), including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on and proceeds from the sale or other disposition of the ADSs or ordinary shares. Information reporting will generally apply to payments of dividends on, and proceeds from the sale or other disposition of, ADSs or ordinary shares made by a paying agent within the United States to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the sale or other disposition of, ADSs or ordinary shares within the United States to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. Each U.S. Holder is advised to consult with its tax advisor regarding the application of information reporting and backup withholding rules to their particular circumstances.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

We previously filed with the SEC our registration statement on Form F-1, as amended, to register our ordinary shares in relation to our initial public offering. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-249010) to register the ADSs.

We are subject to periodic reporting and other information requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will transmit to the depositary annual and semi-annual reports prepared in accordance with the applicable requirements of the SEC, to the extent such notices, reports and communications are not available on our website or are not otherwise publicly available, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will provide copies thereof to all record holders of ADSs.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our revenues, expenses and assets and liabilities are primarily denominated in Renminbi. Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On March 17, 2014, the PRC government announced a policy to further expand the maximum daily floating range of Renminbi trading prices against the U.S. dollar in the inter-bank spot foreign exchange market to 2.0%. On August 10, 2015, the PRC government announced that it had changed the calculation method for Renminbi’s daily central parity exchange rate against the U.S. dollar, which resulted in an approximately 2.0% depreciation of Renminbi on that day. We expect Renminbi to fluctuate more significantly in value against the U.S. dollar or other foreign currencies in the future, depending on the market supply and demand with reference to a basket of major foreign currencies. It is difficult to predict how market forces or PRC or U.S. government policy may affect the exchange rate between the Renminbi and the U.S. dollar in the future.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. To the extent that we need to convert U.S. dollars we received from the initial public offering into Renminbi for our operations or capital expenditures, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

It is difficult to predict how market forces, including the volatile market conditions arising from the COVID-19 pandemic, or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. Dollar in the future.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Fluctuations in exchange rates may result in foreign currency exchange losses and may have material adverse effect on your investment.”

Credit and concentration risk

Financial instruments, including cash and cash equivalents, short-term investments, prepayments and accounts receivable, potentially subject us to credit risks. As of December 31, 2020, our cash and cash equivalents were held by reputable financial institutions with high-credit ratings and quality. As a result, we do not have significant credit risk associated with the cash and cash equivalents and short-term investments. We do not have significant concentrations of credit risk associated with prepayments. We have not experienced any significant recoverability issue with respect to our accounts receivable and periodically evaluate the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based on the age of receivables as well as other factors.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

As an ADS holder, you will be required to pay the following under the terms of the deposit agreement:

Service	Fees

(1)   Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares, upon a change in the ADS(s)-to ordinary shares ratio, or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares)

Up to U.S.$5.00 per 100 ADSs issued
(2) Cancelation of ADSs (e.g., a cancelation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason)	Up to U.S.$5.00 per 100 ADSs canceled
(3) Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S.$5.00 per 100 ADSs held
(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S.$5.00 per 100 ADSs held
(5) Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S.$5.00 per 100 ADSs held
(6) ADS Services	Up to U.S.$5.00 per 100 ADSs held on the applicable record date(s) established by the depositary
(7) Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) transferred

(8)   Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).

Up to U.S.$5.00 per 100 ADSs (or fraction thereof) transferred

As an ADS holder, you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

•

the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

•	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancelation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are canceled (in the case of ADS cancelations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancelation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being canceled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. For the year ended December 31, 2020, we did not receive any payment from the depositary in reimbursements relating to the establishment and maintenance of the ADS program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to (i) the registration statement on Form F-1, as amended (File Number: 333-248691) in relation to our initial public offering of 3,333,400 ADSs representing 16,667,000 ordinary shares, at an initial offering price of US$9.25 per ADS. AMTD Global Markets Limited and Loop Capital Markets LLC were the representatives of the underwriters for our initial public offering.

The F-1 Registration Statement became effective on September 30, 2020. From the period from the date that the Form F-1 was declared effective by the SEC, to December 31, 2020, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$4.8 million, which included approximately US$2.2 million in underwriting discounts and commissions for the initial public offering, approximately US$440,000 in expenses paid to or for the underwriters as reimbursements, and approximately US$2.2 million in other costs and expenses for our initial public offering. As a result of our initial public offering, we raised an aggregate of approximately US$26.2 million in net proceeds, after deducting related costs and expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.

From the period from September 30, 2020, the date that the Form F-1 was declared effective by the SEC, to December 31, 2020, we had not used any of the net proceeds received from our initial public offering. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

We still intend to use the proceeds from our initial public offering, as disclosed in our registration statement on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) as of the end of the period covered by this annual report on Form 20-F, as required by Rule 13a-15(b) under the Exchange Act.

Based on that evaluation, our management concluded that, as of December 31, 2020, our disclosure controls and procedures were not effective due to our material weakness in our internal control over financial reporting described below.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

Prior to the initial public offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of auditing our consolidated financial statements for the years ended December 31, 2019 and 2020, we and our independent registered public accounting firm identified one material weakness as of December 31, 2019 and 2020. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel with appropriate understanding of accounting principles generally accepted in the United States of America, or U.S. GAAP, to design and implement formal period-end financial reporting policies and procedures, to address complex U.S. GAAP technical accounting issues and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remedy our identified material weaknesses as of December 31, 2019 and 2020, we plan to adopt certain measures to improve our internal control over financial reporting, including (1) hiring more qualified resources equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel, (3) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, and (4) enhancing an internal audit function as well as engaging an external consulting firm to help assess its compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an emerging growth company pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s independent registered public accounting firm because we qualify as an “emerging growth company” as such term is defined in the JOBS Act as of December 31, 2020.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of three members and is chaired by Mr. Teck Yong Heng. Each of Mr. Teck Yong Heng and Mr. Yan Kit Lee satisfies the “independence” requirements of the listing rules of Nasdaq Global Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Teck Yong Heng qualifies as an “audit committee financial expert.”

ITEM 16.B.	CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors. We have posted a copy of our code of business conduct and ethics on our website at www.lixiangeh.com.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm for the fiscal years ended December 31, 2019 and 2020. We did not pay any other fees to our auditors during the periods indicated below.

	For the year ended December 31,
	2019	2020
Audit fees (1)	RMB1,174,456.07 (US$179,996.0)	RMB7,224,898.57 (US$1,107,281.1)
Tax fees (2)	—	RMB79,179.69 (US$12,135)

(1)

“Audit fees” represent the aggregate fees for professional services rendered by our principal auditors for the review of our interim consolidated financial statements, the audit of our annual consolidated financial statements and/or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Tax fees” represent the aggregate fees for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services as are described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As described under Item 16G, we have relied on and intend to continue relying on home country practice, our audit committee consists of three members (two of whom are independent directors and one of whom is an executive director), although all of the members of the audit committee must be independent under the Exchange Act within one year of the initial public offering. As the majority of the audit committee consists of independent directors, our reliance on such exemption will not materially adversely affect the ability of the audit committee to act independently.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we have relied on and intend to continue to rely on some of our home country exemptions for corporate governance matters. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq Global Market. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Global Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Global Market listing standards.”

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Lixiang Education Holding Co., Ltd., its subsidiaries and its consolidated variable interest entities are included at the end of this annual report on Form 20-F.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Amendment No. 3 to registration statement on Form F-1 (File No. 333-248691), filed with the Securities and Exchange Commission on September 30, 2020)

2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Amendment No. 1 to registration statement on Form F-1 (File No. 333-248691), filed with the Securities and Exchange Commission on September 22, 2020)

2.3	Form of Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares (incorporated herein by reference to Exhibit (a) to the Pre-Effective Amendment No. 1 to Form F-6 registration statement (File No. 333-249010), filed with the Securities and Exchange Commission on September 30, 2020)

2.4*	Description of securities of the Registrant registered under Section 12 of the Securities Exchange Act of 1934

4.1	2020 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.2	Form of Restricted Share Agreement (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.3	Form of Option Agreement (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.4	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.5	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.6	English translation of Business Cooperation Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School, Zhejiang Lishui Mengxiang Education Development Co., Ltd., Ye Fen, Ye Fang and Ye Hong dated October 13, 2018 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.7	English translation of Supplemental Agreement of Business Cooperation Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd., and Ye Fen, Ye Fang and Ye Hong dated November 29, 2018 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.8	English translation of Exclusive Technical Service and Business Consulting Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd. and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.9	English translation of Supplemental Agreement of Exclusive Technical Service and Business Consulting Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd. and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.10	English translation of the Second Supplemental Agreement of Exclusive Technical Service and Business Consulting Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd. and Liandu Foreign Languages School, and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated March 29, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.11	English translation of Exclusive Call Option Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong, and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.12	English translation of Supplemental Agreement of Exclusive Call Option Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong, and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.13	English translation of Equity Pledge Agreement, among Ye Fen, Ye Fang, Ye Hong, and Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Zhejiang Mengxiang Consulting Services Co., Ltd. dated October 13, 2018. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.14	English translation of Supplemental Agreement of the Equity Pledge Agreement, among Ye Fen, Ye Fang, Ye Hong and Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Zhejiang Mengxiang Consulting Services Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.15	English translation of Proxy Agreement for Shareholders granted by Ye Fen, Ye Fang and Ye Hong to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.16	English translation of Supplemental Agreement of the Proxy Agreement for Shareholders granted by Ye Fen, Ye Fang and Ye Hong to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.17	English translation of Power of Attorney granted by Ye Fen to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.18	English translation of Power of Attorney granted by Ye Fang to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.19	English translation of Power of Attorney granted by Ye Hong to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.20	English translation of Proxy Agreement for School’s Sponsors and Directors, granted by Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Ye Fen, Wei Biao, Ye Fang, Ye Hong, Chen Guoliang and Shi Jixing, to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School, dated October 13, 2018 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.21	English translation of Supplemental Agreement of the Proxy Agreement for School’s Sponsors and Directors granted by Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Ye Fen, Wei Biao, Ye Fang, Ye Hong, Chen Guoliang and Shi Jixing, to Zhejiang to Mengxiang Consulting Services Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School, dated November 29, 2018 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.22	English translation of Power of Attorney for the School’s Sponsor granted by Zhejiang Lishui Mengxiang Education Development Co., Ltd. to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.23	English translation of Power of Attorney granted by Ye Fen to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.24	English translation of Power of Attorney granted by Wei Biao to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.25	English translation of Power of Attorney granted by Ye Fang to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.26	English translation of Power of Attorney granted by Ye Hong to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.27	English translation of Power of Attorney granted by Chen Guoliang to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.28	English translation of Spouse Undertaking, granted by Wei Biao, the spouse of Ye Fen, to Ye Fen regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd., dated November 29, 2018 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.29	English translation of Spouse Undertaking, granted by Chen Jianjun, the spouse of Ye Fang, to Ye Fang regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.30	English translation of Spouse Undertaking, granted by Ji Hongfeng, the spouse of Ye Hong, to Ye Hong regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.31	English translation of Loan Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. and Zhejiang Lishui Mengxiang Education Development Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School dated October 13, 2018 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.32	English translation of Supplemental Agreement of Loan Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. and Zhejiang Lishui Mengxiang Education Development Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.33*	English translation of the Equity Transfer Agreement, between Zhejiang Mengxiang Consultancy Services Co., Ltd., Gamefield Hong Kong Limited and Li Qiang dated January 27, 2021

8.1*	List of Subsidiaries and VIEs of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-248691), filed with the Securities and Exchange Commission on September 9, 2020)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Mhp Law Firm

15.2	Consent of Frost & Sullivan (incorporated herein by reference to Exhibit 23.5 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lixiang Education Holding Co., Ltd.

By:	/s/ Biao Wei
	Name:	Biao Wei
	Title:	Director and Chief Executive Officer

Date: April 30, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Lixiang Education Holding Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lixiang Education Holding Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China

April 30, 2021

We have served as the Company’s auditor since 2018.

Lixiang Education Holding Co., Ltd.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2019 and 2020

(RMB, except share data and per share data, or otherwise noted)

			As of December 31,
	Note		2019	2020
			RMB	RMB	US$ (Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents	5		24,722,917	212,769,706	32,608,386
Short-term investments	2	(h)	20,005,217	—	—
Accounts receivable, net	6		1,251,480	—	—
Amounts due from related parties	21		12,754,388	—	—
Inventories			1,169,405	1,632,937	250,259
Prepayments and other current assets	7		436,192	2,419,252	370,766

Total current assets			60,339,599	216,821,895	33,229,411

Non-current assets:
Property and equipment, net	8		204,193,521	205,449,412	31,486,500
Land use rights	9		38,667,172	37,720,475	5,780,916
Intangible assets			16,667	11,667	1,788
Other non-current assets	7		60,724	—	—

Total non-current assets			242,938,084	243,181,554	37,269,204

Total assets			303,277,683	460,003,449	70,498,615

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 83,600,000 and RMB 39,695,606 as of December 31, 2019 and 2020, respectively)	13		83,600,000	39,695,606	6,083,618
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 9,261,689 and RMB 2,926,034 as of December 31, 2019 and 2020, respectively)			9,261,689	8,950,774	1,371,766
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 17,729,391 and RMB 18,169,451 as of December 31, 2019 and 2020, respectively)	14		17,729,391	18,336,431	2,810,181
Salary and welfare payable (including salary and welfare payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 13,318,001 and RMB 17,341,838 as of December 31, 2019 and 2020, respectively)			13,318,001	17,391,394	2,665,348
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 719,400 and RMB 719,400 as of December 31, 2019 and 2020, respectively)	21		719,400	719,400	110,253
Taxes payable (including taxes payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 27,226 and RMB 276,919 as of December 31, 2019 and 2020, respectively)	10		27,226	309,173	47,383
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 5,763,399 and RMB 5,221,410 as of December 31, 2019 and 2020, respectively)	11		5,763,399	6,719,152	1,029,756

Total current liabilities			130,419,106	92,121,930	14,118,305

Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 1,712,296 and RMB 412,593 as of December 31, 2019 and December 31, 2020)	14		1,712,296	412,593	63,233

Total non-current liabilities			1,712,296	412,593	63,233

Total liabilities			132,131,402	92,534,523	14,181,538

			As of December 31,
	Note		2019	2020
			RMB	RMB	US$ (Note 2(e))
Commitments and contingencies	19
Shareholders’ equity:
Ordinary shares (USD$0.0001 par value; 500,000,000 and 500,000,000 shares authorized, 50,000,000 and 66,667,000 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	12		—	45,198	6,927
Additional paid-in capital	12		11,200,000	181,849,003	27,869,579
Statutory reserves	2	(v)	50,807,520	58,217,195	8,922,175
Accumulated other comprehensive loss			—	(7,956,640)	(1,219,408)
Retained earnings			109,138,761	135,314,170	20,737,804

Total shareholders’ equity			171,146,281	367,468,926	56,317,077

Total liabilities and shareholders’ equity			303,277,683	460,003,449	70,498,615

The accompanying notes are an integral part of these consolidated financial statements.

Lixiang Education Holding Co., Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2018, 2019 and 2020

(RMB, except share data and per share data, or otherwise noted)

			For the years ended December 31,
	Note		2018	2019	2020
			RMB	RMB	RMB	US$ (Note 2(e))
Net revenues:
Revenue from tuition, meal and accommodation services	14		133,067,118	143,635,495	152,954,782	23,441,346
Other revenue	14		7,768,276	6,111,808	4,616,008	707,434
Revenue from related parties	14		1,688,191	2,373,333	1,668,572	255,721

Total net revenue	14		142,523,585	152,120,636	159,239,362	24,404,501
Cost of revenues			(89,609,968)	(98,132,945)	(114,164,679)	(17,496,503)

Gross profit			52,913,617	53,987,691	45,074,683	6,907,998

Operating expenses:
General and administrative expenses			(27,621,026)	(9,275,857)	(19,224,388)	(2,946,266)

Total operating expenses			(27,621,026)	(9,275,857)	(19,224,388)	(2,946,266)

Income from operations			25,292,591	44,711,834	25,850,295	3,961,732

Interest expense			(5,086,720)	(3,426,380)	(2,077,129)	(318,334)
Interest income			86,112	52,894	60,011	9,197
Change in fair value of short-term investments			60,931	5,217	(5,217)	(800)
Gain on disposal of Lianwai Kindergarten	4		242,971	—	—	—
Other income, net	2	(s)	6,816,556	5,893,432	9,757,124	1,495,345

Income before income tax expense			27,412,441	47,236,997	33,585,084	5,147,140
Income tax expense	16		—	—	—	—

Income from operations, net of tax			27,412,441	47,236,997	33,585,084	5,147,140
Net income			27,412,441	47,236,997	33,585,084	5,147,140

Net income attributable to the Company’s ordinary shareholders			27,412,441	47,236,997	33,585,084	5,147,140

Net income			27,412,441	47,236,997	33,585,084	5,147,140
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax			—	—	(7,956,640)	(1,219,408)

Comprehensive income			27,412,441	47,236,997	25,628,444	3,927,732

Net income attributable to the Company’s ordinary shareholders			27,412,441	47,236,997	25,628,444	3,927,732
Net income per share
—Basic and diluted	17		0.55	0.94	0.62	0.10
Weighted average number of ordinary shares used in per share calculation
—Basic and diluted	17		50,000,000	50,000,000	54,166,750	54,166,750

The accompanying notes are an integral part of these consolidated financial statements.

Lixiang Education Holding Co., Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2018, 2019 and 2020

(RMB, except share data and per share data, or otherwise noted)

	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
	Number of Shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	50,000,000	—	11,200,000	29,514,344	—	55,782,499	96,496,843
Net income for the year	—	—	—	—	—	27,412,441	27,412,441
Provision of statutory reserve	—	—	—	12,725,098	—	(12,725,098)	—
Foreign currency translation	—	—	—	—	—	—	—
Other equity movement due to disposal of Lianwai Kindergarten	—	—	—	(2,041,456)	—	2,041,456	—

Balance as of December 31, 2018	50,000,000	—	11,200,000	40,197,986	—	72,511,298	123,909,284

Net income for the year	—	—	—	—	—	47,236,997	47,236,997
Provision of statutory reserve	—	—	—	10,609,534	—	(10,609,534)	—
Foreign currency translation	—	—	—	—	—	—	—

Balance as of December 31, 2019	50,000,000	—	11,200,000	50,807,520	—	109,138,761	171,146,281

Net income for the year	—	—	—	—	—	33,585,084	33,585,084
Issuance of ordinary shares upon Initial Public Offering (“IPO”), net of issuance cost (Note 1)	16,667,000	45,198	170,649,003	—	—	—	170,694,201
Provision of statutory reserve	—	—	—	7,409,675	—	(7,409,675)	—
Foreign currency translation	—	—	—	—	(7,956,640)	—	(7,956,640)

Balance as of December 31, 2020	66,667,000	45,198	181,849,003	58,217,195	(7,956,640)	135,314,170	367,468,926

The accompanying notes are an integral part of these consolidated financial statements.

Lixiang Education Holding Co., Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2018, 2019 and 2020

(RMB, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2(e))
Cash flows from operating activities
Net income	27,412,441	47,236,997	33,585,084	5,147,140
Adjustments for:
Depreciation of property and equipment	7,465,171	7,864,390	9,139,721	1,400,723
Amortization of land use rights	940,247	940,247	946,697	145,088
Amortization of acquired intangible assets	3,333	5,000	5,000	766
Change in fair value of short-term investments	(60,931)	(5,217)	5,217	800
Gain on disposal of Lianwai Kindergarten	(242,971)	—	—	—
Changes in assets and liabilities:
Accounts receivable	2,061,626	(313,106)	1,251,480	191,798
Inventories	(118,997)	(626,772)	(463,532)	(71,039)
Prepayments and other current assets	(7,196)	253,204	(1,983,060)	(303,917)
Amounts due from related parties	1,749,068	7,897,139	—	—
Accounts payable	2,497,709	648,777	2,350,949	360,299
Amounts due to related parties	1,620,000	(2,768,979)	—	—
Salaries and welfare payable	6,580,089	(2,215,193)	4,073,393	624,275
Taxes payable	(601,088)	(549,432)	281,947	43,210
Deferred revenue, current and non-current	2,825,985	503,648	(692,663)	(106,155)
Accrued liabilities and other current liabilities	199,824	(95,651)	955,753	146,476

Net cash provided by operating activities	52,324,310	58,775,052	49,455,986	7,579,464

Cash flows from investing activities:
Purchase of short-term investments	(5,000,000)	(30,000,000)	(67,000,000)	(10,268,199)
Proceeds from maturity of short-term investments	12,254,532	15,060,931	87,000,000	13,333,333
Purchase of property and equipment	(15,550,279)	(13,163,904)	(13,139,828)	(2,013,767)
Proceeds from disposal of property and equipment	—	4,591	143,076	21,927
Loans lent to related parties	(38,075,974)	(34,378,323)	(22,161,208)	(3,396,354)
Repayments of loans by related parties	39,098,204	22,601,705	34,915,596	5,351,049
Receipts of the consideration from the divestiture of Lianwai Kindergarten	4,636,873	5,136,000	—	—

Net cash (used in)/provided by investing activities	(2,636,644)	(34,739,000)	19,757,636	3,027,989

Cash flows from financing activities:
Proceeds from short-term borrowings with banks	85,000,000	119,800,000	73,100,000	11,203,065
Repayments of short-term borrowings with banks	(119,680,000)	(105,200,000)	(117,004,394)	(17,931,708)
Proceeds from short-term borrowings from related parties	—	6,380,645	6,730,369	1,031,474
Repayment of short-term borrowings to related parties	(47,367,964)	(6,380,645)	(6,730,369)	(1,031,474)
Repayments of loan payable due to Lianwai Kindergarten	—	(16,561,532)	—	—
Proceeds from issuance of ordinary shares upon IPO	—	—	208,718,163	31,987,458
Cash paid for initial public offering related costs	—	—	(38,023,962)	(5,827,427)

Net cash (used in)/provided by financing activities	(82,047,964)	(1,961,532)	126,789,807	19,431,388

Effect of exchange rate changes on cash and cash equivalents	—	—	(7,956,640)	(1,219,408)
Net (decrease)/increase in cash and cash equivalents	(32,360,298)	22,074,520	188,046,789	28,819,433
Cash and cash equivalents at the beginning of year	35,008,695	2,648,397	24,722,917	3,788,953

Cash and cash equivalents at the end of year	2,648,397	24,722,917	212,769,706	32,608,386

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2(e))
Supplemental disclosure of cash flow information:
Cash paid for interest expenses	5,442,647	3,424,930	2,148,384	329,254
Supplemental schedule of non-cash investing and financing activities:
Payables for property and equipment	8,105,904	3,723,326	1,061,462	162,676
Receivables of the consideration from the divestiture of Lianwai Kindergarten	5,136,000	—	—	—
Loan payable due to Lianwai Kindergarten	16,561,532	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Lixiang Education Holding Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

1.	Organization and Principal Activities

(a)	Principal activities

Lixiang Education Holding Co., Ltd. (formerly known as Lianwai Education Group Limited, the “Company”) was incorporated on September 6, 2018 under the law of the Cayman Islands as an exempted company with limited liability. The Company’s original name was Lianwai Education Group Limited. The Company changed its name to Lixiang Education Holding Co., Ltd. on May 26, 2020.

The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively referred to as the “Group”) is primarily engaged in providing education services through Zhejiang Lishui Mengxiang Education Development Company Limited and Liandu Foreign Language School in the People’s Republic of China (the “PRC”). On November 28, 2018, the Group disposed Liandu Foreign Language School Kindergarten which provided kindergarten care services. After completing the divestiture, the Company’s remaining principal business is the primary and middle school education business from grade 1 to grade 9. The divestiture was undertaken because private kindergartens are not allowed to be listed independently or to be included as part of a group to be listed pursuant to Article 24 of the Pre-School Education Opinions.

Significant equity transactions

Initial public offering (“IPO”)

On October 1, 2020, the Company completed its IPO on the NASDAQ Global Market of 3,333,400 American Depositary Shares (“ADS”). Each ADS represents 5 ordinary shares. The offering was at a price of US$9.25 per ADS for a total offering size of approximately US$30.8 million. The net proceeds raised from the IPO amounted to approximately RMB 170.7 million (US$26.2 million) after deducting underwriting discounts and commissions and other offering expenses.

As of December 31, 2019 and 2020, the Company’s major subsidiaries and VIEs are as follows:

Name of subsidiaries and VIE	Date of establishment	Place of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Wholly owned subsidiaries of the Company:
Lianwai Investment Co., Ltd. (“Lianwai investment”)	Established on September 11, 2018	BVI	100%	Investment holding
Hong Kong Mengxiang Education Development Group Limited (“HK Mengxiang”)	Established on September 20, 2018	Hong Kong	100%	Investment holding
Zhejiang Mengxiang Consulting Services Co., Ltd. (“Liandu WFOE”)	Established on October 10, 2018	PRC	100%	Investment holding
Zhejiang Lishui Xianke Agricultural Products Distribution Co., Ltd. (“Lishui Xianke”)	Established on August 13, 2020	PRC	100%	Operation of food procurement
Variable Interest Entities (“VIEs”)
Zhejiang Lishui Mengxiang Education Development Company Limited (“Lishui Mengxiang VIE”)	Established on August 20, 2001	PRC	100%	Operation of Liandu Foreign Language School
Liandu Foreign Language School (“Liandu Foreign Language School VIE” or “the School”)	Established on September 1, 2003	PRC	100%	Operation of a primary to middle school

(b)	Group history

The Group started its business through Lishui Mengxiang VIE and Liandu Foreign Language School VIE. To facilitate offshore financing, an offshore corporate structure was formed in 2018, which was carried out as follows:

1)	On September 6, 2018, the Company was incorporated in the Cayman Islands by Ms. Fen Ye, Ms. Fang Ye, and Ms. Hong Ye (the “founders.”).

2)	On September 11, 2018, Lianwai investment was incorporated in British Virgin Islands with 100% ownership by the Company.

3)	On September 20, 2018, Mengxiang HK was incorporated in Hong Kong with 100% ownership by Lianwai investment.

4)	On October 10, 2018, Liandu WFOE was incorporated in the PRC with 100% ownership by HK Mengxiang.

5)	On August 13, 2020, Lishui Xianke was incorporated in the PRC with 100% ownership by Liandu WFOE.

In order to comply with the PRC laws and regulations which prohibit or restrict foreign investments into companies involved in restricted businesses, the Group provides education services in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Company or onshore nominees of certain investors of the Company (“Nominee Shareholders”).

The Company obtained control over these PRC domestic companies by entering into a series of Contractual Arrangements in October 2018 and subsequently revised in November 2018 and March 2019 (the “VIE Agreements”) with these PRC domestic companies and their respective shareholders. After that Lishui Mengxiang VIE, Lianwai Kindergarten and Liandu Foreign Language School VIE (“affiliate Chinese entities”) became VIEs on October 2018 respectively, whose primary beneficiary is Liandu WFOE, and the shareholders of these affiliate Chinese entities became the Nominee Shareholders at that date. Reorganization is accounted for as a common control transaction under the pooling of interest method. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods.

These contractual agreements cannot be unilaterally terminated by the Nominee Shareholders or the affiliate Chinese entities. As a result, the Company maintains the ability to control these affiliate Chinese entities and is entitled to substantially all of the economic benefits from these affiliate Chinese entities. As such, the Group consolidated the financial results of these affiliate Chinese entities in the Group’s consolidated financial statements from the date the Company took control of them. The principal terms of the agreements entered into amongst the VIEs, their respective shareholders and the Liandu WFOE are further described below.

(c)	Contractual Agreements with VIEs

Loan Agreements

Pursuant to the loan agreements entered into between Liandu WFOE and VIEs, Liandu WFOE can grant interest-free loans to Lishui Mengxiang VIE with the sole purpose of providing funds necessary for the business operations and development of Liandu Foreign Language School. These business loan amounts can be injected into Liandu Foreign Language School as capital or other operation means, and cannot be accessed for any personal uses. There is no fixed term for each loan under the loan agreement except that Liandu WFOE can unilaterally decide when to recover the loan and the loan agreements shall remain effective during the operation term of Liandu Foreign Language School and any periods that are renewable pursuant to PRC laws. Liandu WFOE has the right to unilaterally terminate these agreements after giving notice in advance , including that Liandu WFOE and/or its designated entities have fully exercised their options to purchase all the (direct and indirect) equities held by Nominee Shareholders of the relevant VIE in accordance with the Exclusive Call Option Agreements (as described in the following paragraph), while the shareholders of such consolidated affiliated Chinese entities have no right to unilaterally terminate these agreements. As of December 31, 2019 and 2020, no loans have been granted yet.

Exclusive Call Option Agreements

Under the exclusive call option agreements entered into among the VIEs, Liandu WFOE and Nominee Shareholders, the Nominee Shareholders of the VIEs granted Liandu WFOE the exclusive and irrevocable right to purchase or to designate entities at their discretion to purchase part or all of the equity interests in the VIEs from the Nominee Shareholders, in the case that the PRC laws and regulations allows, at any time for a purchase price subject to the lowest price permitted by PRC laws and regulations. Liandu WFOE or its designated representatives have sole discretion as to when to exercise such options, either in part or in full. The VIEs and their Nominee Shareholders have agreed that without Liandu WFOE’s prior written consent, their respective Nominee Shareholders cannot sell, transfer, assign or dispose of or create any encumbrance on any of the VIEs’ equity interests, assets, and business. Also, as agreed, the VIEs cannot declare any dividend or change the capitalization structure of the VIEs and cannot enter into any loan, guarantee or investment agreements. Furthermore, the Nominee Shareholders have agreed that any proceeds but not limited to the sales of the Nominee Shareholders’ equity interest in relevant VIEs should be gratuitously paid to Liandu WFOE or one or more person(s) at their discretion. The agreements will remain in force during the operation terms of the relevant VIEs and any periods that are renewable pursuant to the PRC laws, and will terminate automatically when Liandu WFOE and/or its designated entities fully exercise their options to purchase all the equities held by Nominee Shareholders in accordance with the Exclusive Call Option Agreements. In addition, Liandu WFOE has the right to unilaterally terminate these agreements after 30 days advance written notice, while the Nominee Shareholders and relevant VIEs have no right to unilaterally terminate these agreements.

Proxy Agreements and Power of Attorney for Shareholders

Pursuant to the proxy agreements and power of attorney, each equity holder of Lishui Mengxiang VIE appointed the Liandu WFOE as their attorney-in-fact to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, calling and attending shareholders’ meetings, voting on their behalf on all matters requiring shareholder approval, including but not limited to designating and electing the directors and other senior management of the VIEs, as well as liquidating and dismantling the VIEs. Each power of attorney will remain in force during the operation term of Lishui Mengxiang VIE and any periods that are renewable pursuant to the PRC laws, and will terminate automatically when Liandu WFOE and/or its designated entities fully exercise their options to purchase all the equities held by the Nominee Shareholders in accordance with the Exclusive Call Option Agreements. In addition, Liandu WFOE has the right to unilaterally terminate these agreements after 30 days advance written notice, while the Nominee Shareholders and Lishui Mengxiang VIE have no right to unilaterally terminate these agreements.

Proxy Agreements and Power of Attorney for School’s Sponsors and Directors

Pursuant to the proxy agreements and power of attorney, the School’s sponsors and appointed directors irrevocably and specially authorized and entrusted the Liandu WFOE to exercise all rights of the School’s sponsors and directors, as permitted under PRC law. The agreements shall remain effective during the operation term of Liandu Foreign Language School and any periods that are renewable pursuant to PRC laws, and will terminate automatically when Liandu WFOE and/or its designated entities fully exercise their options to purchase all the equities held by the Nominee Shareholders in accordance with the Exclusive Call Option Agreement. In addition, the Liandu WFOE has the right to unilaterally terminate these agreements after 30 days advance written notice, while the School and the School’s sponsors and appointed directors have no right to unilaterally terminate these agreements.

Business Cooperation Agreement and Exclusive Technical Services and Business Consulting Agreement

Pursuant to the Business Cooperation Agreement and Exclusive Technical Services and Business Consulting Agreement, Liandu WFOE has agreed to provide the VIEs with technical services, management support services, consulting services and intellectual property licenses required for the conducting of private education business activities, including but not limited to preparation, selection and/or recommendation of schools textbooks, recruitment of teachers and other staff, training support, admissions support, public relations maintenance, market research and development, management and marketing consulting and other related services. The VIEs shall pay to Liandu WFOE service fees determined by Liandu WFOE at its sole discretion. Liandu WFOE has the right to determine the level of service fees paid and therefore receives substantially all of the economic benefits of the consolidated affiliated Chinese entities in the form of service fees. Liandu WFOE, as appropriate, will exclusively own any intellectual property rights arising from the performance of these agreements. The aforementioned agreements will terminate automatically when Liandu WFOE and/or its designated entities fully exercise their options to purchase all the equities held by the Nominee Shareholders in accordance with the Exclusive Call Option Agreements. In addition, Liandu WFOE retains the exclusive right to terminate the agreements at any time by delivering a written notice 30 days in advance to the applicable consolidated affiliate Chinese entities.

Equity Pledge Agreements

Pursuant to the equity pledge agreements among Liandu WFOE, Lishui Mengxiang VIE and the Nominee Shareholders of Lishui Mengxiang VIE, the Nominee Shareholders shall pledge all of their equity interests in the VIEs to Liandu WFOE as collateral for all of their payments to direct, indirect and derivate losses and losses of predictable profits of the PRC subsidiaries (“Secured Debts”) and to secure their obligations under the above agreements. In the event of a breach by the VIEs or any of their Nominee Shareholders of their contractual obligations, Liandu WFOE has the right to deal with the equity interests pledged in the following ways: i) purchasing or designating entities at their discretion to purchase part or all of the equity interests in the VIEs from the Nominee Shareholders, subject to the lowest price permitted by PRC laws and regulations; ii) selling the equity interests pledged through auction or discount, and preferentially compensated from the sales price; iii) other means agreed between Liandu WFOE and the Nominee Shareholders, after giving written notice to the Nominee Shareholders. The equity pledge agreements will expire when the Nominee Shareholders have completed all their obligations under the above agreements or the Secured Debts are fully settled, or when Liandu WFOE unilaterally delivers a written notice 30 days in advance.

Spousal Undertakings

Pursuant to the Spousal Undertakings, each Nominee Shareholder, who is a natural person, and their spouses unconditionally and irrevocably agreed that the equity interests in the VIEs held by and registered in the name of their spouse will be disposed of pursuant to the equity pledge agreements, the exclusive call option agreements, the loan agreement and the proxy agreement and power of attorney. Each of their spouses agreed not to assert any rights over the equity interests in the VIEs held by their respective spouses. In addition, in the event that any spouse obtains any equity interests in the VIEs held by their spouse for any reason, they agreed to be bound by similar obligations and agreed to enter into similar contractual agreements.

(d)	Combined financial information of the VIEs

The following combined financial information of the Group’s VIEs as of December 31, 2018, 2019 and 2020 and for the years ended December 31, 2019 and 2020 was included in the accompanying consolidated financial statements of the Group as follows:

VIEs	As of December 31,
	2019	2020
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	24,637,411	9,611,773
Short-term investments	20,005,217	—
Accounts receivable, net	1,251,480	—
Inventories	1,169,405	55,607
Amounts due from related parties (Note 21)	12,754,388	—
Amounts due from inter-company entities	13,749,516	62,261,944
Prepayments and other current assets	436,192	1,485,798

Total current assets	74,003,609	73,415,122

Non-current assets
Property and equipment, net	204,193,521	204,843,872
Land use rights	38,667,172	37,720,475
Intangible assets	16,667	11,667
Other non-current assets	60,724	—

Total non-current assets	242,938,084	242,576,014

Total assets	316,941,693	315,991,136

Liabilities
Current liabilities
Short-term borrowings	83,600,000	39,695,606
Accounts payable	9,261,689	2,926,034
Amount due to inter-company entities	—	8,884,600
Deferred revenue, current	17,729,391	18,169,451
Salaries and welfare payable	13,318,001	17,341,838
Amounts due to related parties (Note 21)	719,400	719,400
Taxes payable	27,226	276,919
Accrued liabilities and other current liabilities	5,763,399	5,221,410

Total current liabilities	130,419,106	93,235,258

Deferred revenue, non-current	1,712,296	412,593

Total non-current liabilities	1,712,296	412,593

Total liabilities	132,131,402	93,647,851

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenues	142,523,585	152,120,636	155,946,729
Net income	41,002,633	47,310,815	37,532,994
Net cash provided by operating activities	52,183,386	58,830,470	47,477,961
Net cash (used in)/provided by investing activities	(2,636,644)	(34,739,000)	19,424,757
Net cash used in financing activities	(82,047,964)	(1,961,532)	(81,928,356)

Net (decrease)/increase in cash and cash equivalents	(32,501,222)	22,129,938	(15,025,638)

In accordance with the aforementioned agreements, the Company has the power to direct the activities of the VIEs, and have the control of their assets. Therefore the Company considers that there is no other asset in the VIEs that can be used only to settle obligations of the respective VIE, except for the education facilities assets, registered capital and the PRC statutory reserves, as of December 31, 2019 and 2020. As the VIEs are incorporated as schools and limited liability company under the PRC Company Law, the creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

The VIEs’ assets comprise both recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets mainly include buildings, land use rights, computers and electronic devices. The unrecognized revenue-producing assets mainly consist of patents, trademarks and assembled workforce which are not recorded in the financial statements of the VIEs as they do not meet the recognition criteria set in ASC 350-30-25.

There is no VIE where the Company has a variable interest but is not the primary beneficiary.

(e)	Risks associated with VIE arrangements

Foreign investment in the education industry in PRC is extensively regulated and subject to various restrictions. Specifically, foreign investors are prohibited from investing in compulsory education, namely primary to middle school in the PRC. In addition, foreign investment in education institutions in the PRC must be in the form of cooperation between Chinese educational institutions and foreign educational institutions and the foreign portion of the total investment in a Sino-foreign education institute must be below 50%. The subsidiary in PRC is currently ineligible to apply for the required education licenses and permits in PRC for the operation of primary and middle schools. Although foreign investment in high schools is not prohibited, the subsidiary Liandu WFOE in PRC is still ineligible to independently or jointly invest and operate high schools. To comply with PRC laws and regulations, the Company has entered into a series of arrangements pursuant to which the wholly-owned subsidiary Liandu WFOE receives the economic benefits from the affiliated Chinese entities. If the contractual arrangements that establish the structure for operating the business in PRC are found to violate any PRC laws or regulations in the future or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Education of PRC, or the MOE, which regulates the education industry, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of the affiliated Chinese entities;

•	discontinuing or restricting the operations of any related-party transactions among Liandu WFOE or affiliated Chinese entities;

•	imposing fines or other requirements with which the Company or Liandu WFOE or affiliated Chinese entities may not be able to comply;

•	requiring the Company to restructure the operations in such a way as to compel the Company to establish new entities, re-apply for the necessary licenses or relocate the businesses, staff and assets;

•	imposing additional conditions or requirements with which the Company may not be able to comply; or

•	restricting the use of proceeds from the additional public offering or financing to finance the business and operations in PRC.

Advised by the Company’s PRC legal counsel, the Company’s contractual arrangements with its consolidated VIEs are valid, binding and enforceable under the current laws and regulations of PRC. Based on such legal opinion and the management’s knowledge and experience, the Company believes that its contractual arrangements with its consolidated VIEs are in compliance with current PRC laws and legally enforceable. However, in the event that the affiliated Chinese entities and their respective shareholders fail to perform their contractual obligations, the Company may have to rely on the PRC legal system to enforce its rights. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the foreign investments in PRC. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to the Company. In addition, any litigation in PRC may be protracted and result in substantial costs and diversion of resources and management attention. Due to the uncertainties with respect to the Company’s PRC legal system, the PRC government authorities may ultimately take a view contrary to the above opinion of the Company’s PRC legal counsel.

There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the Company cannot be assured that the PRC government authorities will not ultimately take a view that is contrary to the Company’s belief and the opinion of its PRC legal counsel. In March 2019, the draft Foreign Investment Law was submitted to the National People’s Congress for review and was approved on March 15, 2019, which came into effect from January 1, 2020. The new Foreign Investment Law of the PRC repealed simultaneously the Wholly Foreign-owned Enterprise Law of the PRC, Sino-foreign Equity Joint Venture Law of the PRC and Sino-foreign Cooperative Joint Ventures Law of the PRC. Therefore, the general regulations for companies’ set up and operation in the PRC including the foreign-invested companies shall comply with the Company Law of the PRC unless provided in the PRC Foreign Investment Laws. In December 2019, the Implementing Regulation of the Foreign Investment Law was promulgated by the State Council and comes into force as of January 1, 2020. The Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Since the Foreign Investment Law is new, there are substantial uncertainties existing with respect to its implementation and interpretation and it is also possible that the VIE entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to the operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect the business, financial condition and results of operations.

In accordance with the VIE arrangements, the Group has the power to direct the activities of the VIEs, and can have control of VIEs’ assets. Therefore, the Group considers that there are no other assets of the VIEs can be used only to settle their obligations, except for the education facilities assets, registered capital and the PRC statutory reserves, as of December 31, 2019 and 2020.

2.	Principal Accounting Policies

(a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized further below.

(b)	Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company believes that the consolidation of VIEs, depreciation of buildings and impairment assessments of long-lived assets reflect more significant estimates used in the preparation of its consolidated financial statements.

Management makes the estimates based on historical experience and on various other assumptions as discussed elsewhere in the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making estimates about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

(c)	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIEs for which the Company or its subsidiaries are the primary beneficiary. All transactions and balances among the Company, its subsidiaries and its VIEs have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting powers; has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considers whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Group’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company, through Liandu WFOE holds all the variable interests of the VIEs, and has been determined to be the primary beneficiary of the VIEs.

(d)	Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Group is RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of comprehensive income as foreign exchange related gains / income.

The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end exchange rates, income and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a separate component of shareholders’ equity on the consolidated financial statement. The exchange rates used for translation on December 31, 2019 and 2020 were US$1.00=RMB 6.9762 and RMB 6.5249, respectively, representing the index rates stipulated by the People’s Bank of China.

(e)	Convenience translation

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1 = RMB 6.5250 on December 31, 2020, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2020, or at any other rate.

(f)	Fair value of financial instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

The Group’s financial instruments consist principally of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and other liabilities.

As of December 31, 2019 and 2020, the carrying values of cash and cash equivalents, accounts receivable, accounts payable, short-term borrowings and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short term maturities of these instruments.

On a recurring basis, the Group measures its short-term investments at fair value.

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	Level 1	Level 2	Level 3	Balance at fair value
As of December 31, 2019
Assets
Short-term investments—wealth management products	—	20,005,217	—	20,005,217

	Level 1	Level 2	Level 3	Balance at fair value
As of December 31, 2020
Assets
Short-term investments—wealth management products	—	—	—	—

(g)	Cash and cash equivalents

Cash and cash equivalents include cash in bank placed with banks or other financial institutions, which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

(h)	Short-term investments

Short-term investments include investments in wealth management products issued by certain banks with maturities between three months and one year. The wealth management products are unsecured with variable interest rates. In accordance with ASC 825, for investments in financial instruments with a variable interest rate referenced to performance of underlying assets, the Group elected to use the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive income as change in fair value of short-term investments. Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

(i)	Accounts receivable, net

Accounts receivable primarily consists of receivables from cooperation partners for campus events and receivables for learning materials from students. Accounts receivable are presented net of any allowance for doubtful accounts. The Group uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and based on factors listed in the following paragraph. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional allowance may be required. The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts on a specific identification basis by taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the customers as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability.

(j)	Inventories

Inventories are stated at the lower of cost or net realized value. Cost is determined using the weighted average method. As of each reporting date, the Group evaluates the net realizable value based on assumptions about future customer demand and market conditions. The evaluation may take into consideration inventory aging, expected demand, anticipated sales price, and other factors. Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value. As of December 31, 2019, inventories mainly included uniforms and food of RMB 1.01 million and RMB 0.06 million, respectively. As of December 31, 2020, inventories mainly included uniforms and food of RMB 1.44 million and RMB 0.06 million, respectively. There was no write-down of inventories for the years ended December 31, 2019 and 2020, respectively.

(k)	Property and equipment, net

Property and equipment are stated at historical cost less accumulated depreciation and impairment income, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Buildings	10 years to 50 years
Motor vehicles	5 years
Electronic devices and other general equipment	2 years to 5 years

Expenditures for maintenance and repairs are expensed as incurred. The gain or income on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income.

(l)	Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the term of the land use rights agreement on a straight-line basis over the term of the agreement, which is 50 years.

(m)	Impairment of long-lived assets

For other long-lived assets including property and equipment, other non-current assets and land use rights, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Group did not recognize any impairment loss for the years ended December 31, 2018, 2019 and 2020.

(n)	Deferred revenue

Cash proceeds received from customers are initially recorded as deferred revenue and are recognized as revenues when revenue recognition criteria are met.

(o)	Revenue recognition

The Group adopted ASC 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of Topic 606, the Group follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group mainly offers primary and middle school education services to students from grade 1 to grade 9. During the stay in school, the students are offered meals (including breakfast, lunch, dinner and snacks) and accommodation. Both the meal fees and accommodation fees are collected in advance prior to the beginning of each semester. The School provides school uniforms to the students with payment also made prior to the beginning of each semester. The School asks students to purchase certain designated additional learning materials, such as after-class reading books related to the courses provided. Students may choose to either purchase from bookstores by themselves or order from the School. The payments for learning materials are collected at the end of each semester.

The Group also offered kindergarten care services during the track period before its disposal of Lianwai Kindergarten in November 2018.

Tuition, meal and accommodation service income

Tuition, meal and accommodation service income are generally received in advance prior to the beginning of each semester of a school year, and are initially recorded as deferred revenue. Tuition, meal and accommodation service income are recognized over time during the service period of each semester. Amounts which will be earned within one year are reflected as a current liability, and those which will be earned beyond one year are reflected as a non-current liability.

The Group recognizes service income on a gross basis, as the Group is responsible for fulfilling the promise to provide the education, meal and accommodation services to students.

Financing component included in tuition fees

Some contracts contain a financing component because payment by the customer occurs significantly before performance of the obligation. The Group takes the practical expedient and will not adjust the impact of a financing component for deferred revenue which will be earned within one year. The Group does not adjust the impact of a financing component for deferred revenue which will be earned beyond one year as the portion of financing component is immaterial.

Sale of uniforms and learning materials

The School sells uniform and learning materials to students. Revenue from uniform and learning materials are recognized at a point in time when control of the uniforms and learning materials have been transferred and accepted by the students.

The Group recognizes revenue from sale of uniform and learning materials on a gross basis, as the Group controls the goods before they are transferred to the students. The Group is responsible for the design of uniforms and has inventory risk for the uniforms and learning materials.

(p)	Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessor

When the Group acts as a lessor, it classifies at lease inception (or when there is a lease modification) each of its leases as either an operating lease or a finance lease.

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

(q)	Cost of revenues

Cost of revenues consist of expenditures incurred in the generation of the Group’s revenue, includes but not limited to the salary and welfare for teachers, food costs, uniform and learning materials cost, utilities charges and depreciations.

(r)	General and administrative expenses

General and administrative expenses consist primarily of salary and welfare for general and administrative personnel, general office expenses and professional service fees.

(s)	Government subsidies

Government subsidies primarily consist of financial subsidies received from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies with no further conditions to be met are recorded as “Other income, net” when received. The government subsidies with certain operating conditions are recorded as liabilities when received and will be recorded as operating income when the conditions are met. For the years ended December 31, 2018, 2019 and 2020, the Group received financial subsidies of RMB 7,227,318, RMB 5,857,993 and RMB 9,860,106 from the local PRC government authorities, respectively.

(t)	Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made.

(u)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2018, 2019 and 2020. As of December 31, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions.

(v)	Statutory reserves

As stipulated by the relevant PRC laws and regulations applicable to the Group’s entities in the PRC, the Group is required to make appropriations from net income as determined in accordance with the PRC GAAP to non-distributable reserves, which include a statutory surplus reserve and a statutory welfare reserve. The PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payments of dividends as reserve fund, the appropriations to statutory surplus reserve are required until the balance reaches 50% of the PRC entity registered capital.

In the private school sector, the Implementing Regulations for the Law of the People’s Republic of China on the Promotion of Privately-run Schools require that annual appropriations of 25% of after-tax income should be set aside prior to payments of dividend as development fund. The statutory reserve is applied against prior year income, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended December 31, 2018, 2019 and 2020, the Group made apportions of RMB 12,725,098, RMB 10,609,534 and RMB 7,409,675 to the development fund, respectively.

(w)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(x)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2018, 2019 and 2020, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(y)	Earnings per share

Basic income per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year.

Diluted income per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted income per share if their effects would be anti-dilutive.

(z)	Comprehensive income

Comprehensive income is defined as the change in shareholders’ equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.

Comprehensive income is reported in the consolidated statements of comprehensive income. Accumulated other comprehensive income of the Group includes the foreign currency translation adjustments.

(aa)	Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers in deciding how to allocate resources and assess performance. Before the disposal of Lianwai Kindergarten on November 28, 2018, the Company had two reportable segments, the kindergarten care service provided by Lianwai Kindergarten and the primary and middle school education business from grade 1 to grade 9 provided by Liandu Foreign Language School VIE. Accordingly, the financial statements for the year ended December 31, 2018 include segment information which reflects the current composition of the reportable segments in accordance with ASC Topic 280, Segment Reporting.

For the year ended December 31, 2019, the Company had one reportable segment for the primary and middle school education business from grade 1 to grade 9, provided by Liandu Foreign Language School VIE. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The Group does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. The Group does not have any other geography besides the PRC that has above 10% of revenues or long-lived assets. Hence, the Group has only one operating segment and one reportable segment.

(ab)	Recently issued accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”), which requires lessees to recognize assets and liabilities for all leases with lease terms of more than 12 months on the balance sheets. Under the new guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. The Group will be required to recognize and measure leases existing at, or entered into after, the beginning of the earliest comparative period presented using a modified retrospective approach, with certain practical expedients available. For the Group, this ASU is effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The Group will not early adopt this ASU and is in the process of evaluating the impact of adopting this standard.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires financial assets measured at amortized cost to be presented at the net amount expected to be collected. The amortized cost basis of financial assets should be reduced by expected credit losses to present the net carrying value in the financial statements at the amount expected to be collected. The measurement of expected credit losses is based on past events, historical experience, current conditions and forecasts that affect the collectability of the financial assets. Additionally, credit losses relating to available-for-sale debt securities should be recorded through an allowance for credit losses. The guidance replaces the incurred loss impairment methodology with an expected credit loss model, which will mainly have an impact on credit losses in connection with loans recognized as a result of payments under the guarantee liabilities and guarantee liabilities. In 2019, the FASB subsequently issued ASU 2019-04, ASU 2019-05, and ASU 2019-11, respectively, which contained updates to ASU 2016-13. The Group is qualified as Emerging Growth Company, so the Group elected to use the extended transition period for complying with new or revised financial accounting standards and will not adopt this new guidance until 2023.

In August 2018, the FASB issued ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirement for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of the FASB’s disclosure framework project. The new guidance is effective for the fiscal years and interim reporting periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for the adoption of either the entire ASU or only the provisions that eliminate or modify the requirements. The Group did not hold any level 3 financial assets as of December 31, 2019 and 2020, thus no significant impact of these amendments has been identified.

In December 2019, the FASB issued ASU 2019-12—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

3.	Risks and Concentration

(a)	PRC regulations

(1)

Uncertainties with respect to the Implementing Regulations for the Law of the People’s Republic of China on the Promotion of Privately-run Schools (Revised Draft) (Draft for Comments) (the “MOJ Draft for Comments”)

On August 10, 2018, the Ministry of Justice of the PRC, (or the “MOJ”), released the MOJ Draft for Comments for public review, which made certain significant changes to some provisions of the Implementation Rules for the Law for Promoting Private Education of the PRC, or the Implementation Rules. The MOJ has not provided the timeframe for the Implementation Rules. As of April 30, 2021, the new implementing regulation on the Law for Promoting Private Education had not been promulgated and entered into force.

The MOJ Draft for Comments stipulates provisions of the operation and management of private schools. The provisions and the related risks of the MOJ Draft for Comments mainly include:

•

Foreign investment enterprises established in China and social organizations for which the foreign party is the actual controller shall not establish, participate in establishment of, or control private schools providing compulsory education.

•

Social organizations which adopt centralized school management models are not allowed to control non-profit private schools through ways such as mergers and acquisitions, franchising or contractual arrangements.

•

Private schools which have transactions with related parties shall follow the principles of openness, fairness, and justice and shall not damage national interests, school interests, and teacher and student rights. Any material, long-term or recurring agreement entered into between a non-profit private school and its related parties shall be reviewed and audited by the education administrative authorities as well as the human resources and social security authorities in terms of the necessity and legality of such agreement and its compliance with the applicable laws and regulations.

The Group assessed the related risk of the MOJ Draft for Comments and believes:

•

The actual controller of the Group, Ms. Fen Ye, is a natural person of Chinese nationality, the Group believes it does not fall under the circumstances specified as a social organization for which the foreign party is the actual controller;

•

The Group currently operates only one school and so will not be generally recognized as adopting “centralized school management models”, and there are no express restrictions on acquiring control of for-profit private schools, or, establishing a new non-profit private school by the Group or jointly with any other third-party subject to other applicable PRC Laws;

•

The Group’s contractual arrangements may be regarded as related-party transactions of Liandu Foreign Language School and the Group may incur compliance costs for establishing disclosure mechanisms and undergoing review and audit by the relevant government authorities. Government authorities may also consider that one or more agreements underlying the contractual arrangements do not comply with applicable PRC laws and regulations and the contractual arrangements may be required to be amended or to accommodate other more stringent regulatory requirements.

Given the evolving regulatory environment, there is uncertainty as to the effective time and the provisions of the Implementation Rules and how they will be implemented and interpreted. Further, if the new implementing regulations on the Law for Promoting Private Education are officially promulgated in the near future, the local competent authorities will, in general, issue local implementation rules with which the Group is also required to comply.

The Group continually monitors its business and follows the development/changes in the regulatory environment, to ensure its compliance with the requirements of Implementation Rules, which have been or will be effective, so as to reduce the risk of materially and adversely affecting the Group’s business, financial condition and results of operations.

(b)	Foreign exchange risk

The Group’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Group’s liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies.

In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China. In addition, the Group’s cash denominated in US$ subject the Group to risks associated with changes in the exchange rate of RMB against US$ and may affect the Group’s results of operations going forward.

(c)	Credit and concentration risk

The Group’s credit risk arises from cash and cash equivalents, short-term investments, prepayments and other current assets, and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of income due to credit risk.

The Group expects that there is no significant credit risk associated with the cash and cash equivalents and short-term investments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentrations of credit risk with respect to its prepayments.

Accounts receivable are typically unsecured and are derived from revenue earned either directly from customers. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them.

(i)	Concentration of revenues

No single customer represented 10% or more of the Group’s net revenues for the years ended December 31, 2018, 2019 and 2020.

(ii)	Concentration of accounts receivable

The Group has not experienced any significant recoverability issue with respect to its accounts receivable. The Group conducts credit evaluations on its customers and generally does not require collateral or other security from such customers.

The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

The following table summarized party with greater than 10% of the accounts receivable:

	As of December 31,
	2019	2020
Customer A(*)	31%	—

Customer A is the cooperation partner, with whom the Group provided campus events to participants referred by this partner. For the year ended December 31, 2019, the Company, as a principal, earned net revenue for campus events, through a third party cooperation partner A representing 0.3 % of total revenue.

4.	Disposal of Lianwai Kindergarten

On November 28, 2018, the Group disposed of the 100% equity interest in Lianwai Kindergarten, which provided kindergarten care services, to the shareholders of the Company, Ms. Fen Ye, Ms. Fang Ye and Ms. Hong Ye for the consideration of RMB 10,136,000 because the private kindergartens are not allowed to be listed independently or to be included as part of a group to be listed pursuant to Article 24 of the Pre-School Education Opinions. This disposal of Lianwai Kindergarten did not constitute a strategic shift that will have a major effect on the Company’s operations and financial results, so it was not reported as “discontinued operations”.

Amount in RMB
Consideration	10,136,000
Net assets of Lianwai Kindergarten as of the disposal date	(9,893,029)

Disposal gain	242,971

The following table summarizes the assets and liabilities and the operation result of the Lianwai Kindergarten in the disposal as of and for the period ended on November 28, 2018:

Operations results of the Lianwai Kindergarten

For period ended November 28, 2018
RMB
Net revenues	4,244,816
Cost of revenues	(3,152,096)

Gross profit	1,092,720

Operating expenses:
General and administrative expenses	(370,854)

Total operating expenses	(370,854)

Income from operations	721,866

Interest expense	(5,630)
Other income, net	10,967

Income before income taxes	727,203
Income tax expense	—

Net income	727,203

Assets and liabilities of the Lianwai Kindergarten

As of November 28, 2018
RMB
Assets
Current assets
Cash and cash equivalents	363,127
Inventories	1,867
Amounts due from related party	17,869,911
Prepayments and other current assets	895

Total current assets	18,235,800

Non-current assets
Property and equipment, net	377,947

Total non-current assets	377,947

Total assets	18,613,747

Liabilities
Current liabilities
Accounts payable	199,185
Deferred revenue	907,373
Salaries and welfare payable	149,486
Taxes payable	88
Amounts due to related party	7,324,539
Accrued liabilities and other current liabilities	140,047

Total current liabilities	8,720,718

Total liabilities	8,720,718

5.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use. The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2019 and 2020.

	RMB equivalent (US$)	RMB		Total in RMB
	Overseas	China
		Non VIE	VIE
December 31, 2019	—	85,506	24,637,411	24,722,917
December 31, 2020	200,108,273	3,049,660	9,611,773	212,769,706

6.	Accounts receivable, net

	As of December 31,
	2019	2020
Accounts receivable, gross	1,251,480	—
Less: allowance for doubtful accounts	—	—

Accounts receivable, net	1,251,480	—

7.	Other assets

Other assets consist of the following:

	As of December 31,
	2019	2020
Prepayments and other current assets
Prepayments for insurance expenses	—	2,357,106
Value-added tax recoverable	411,411	—
Others	24,781	62,146

	436,192	2,419,252

Non-current
Prepayments for property, equipment and others	60,724	—

8.	Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2019	2020
Cost:
Buildings	213,535,255	219,290,950
Motor vehicles	1,162,780	1,162,780
Electronic devices and other general equipment	31,239,272	34,567,741

Total cost	245,937,307	255,021,471
Less: Accumulated depreciation	(41,743,786)	(49,572,059)

Property and equipment, net	204,193,521	205,449,412

Depreciation expense recognized for the years ended December 31, 2018, 2019 and 2020 are summarized as follows:

	For the years ended December 31,
	2018	2019	2020
Cost of revenues	7,220,048	7,516,013	8,771,340
General and administrative expenses	245,123	348,377	368,381

Total	7,465,171	7,864,390	9,139,721

The net book amount of buildings pledged as collateral for the Group’s borrowings (Note 13) as at December 31, 2019 and 2020 was RMB 92,163,514 and RMB 90,174,334 respectively.

9.	Land use rights

Land use rights consist of the following:

	As of December 31,
	2019	2020
Cost:
Land use rights	47,334,838	47,334,838
Less: Accumulated amortization	(8,667,666)	(9,614,363)

Land use rights, net	38,667,172	37,720,475

The Group expects to record estimated amortization expenses RMB 946,697, RMB 946,697, RMB 946,697, RMB 946,697 and RMB 946,697 for the years ending December 31, 2021, 2022, 2023, 2024 and 2025, respectively.

The net book amounts of land use rights as collateral for the Group’s borrowings (Note 13) as of December 31, 2019 and December 31, 2020 were RMB 21,758,539 and RMB 18,595,343 respectively.

10.	Taxes payable

	As of December 31,
	2019	2020
Value-added tax	—	251,087
Withholding individual income tax	8,204	51,448
Surtaxes	19,022	6,638

Total	27,226	309,173

11.	Accrued liabilities and other liabilities

	As of December 31,
	2019	2020
Deposits related to the Group staff apartment sales (*)	5,217,890	3,445,060
Accrued insurance expenses	—	1,959,206
Interests payable	116,549	45,294
Others	428,960	1,269,592

Total	5,763,399	6,719,152

(*)	Deposit prepaid to the Group for intention of purchasing the Group’s staff apartments which can be freely withdrawn before final approval of the ownership transfer.

12.	Ordinary shares

In June 2020, the Company changed its authorized capital to US$ 50,000 (500,000,000 ordinary shares), with par value of $0.0001 per share. The Company retroactively reflected this change in capital structure for all periods presented.

As of December 31, 2019, the Company had 50,000,000 ordinary shares (US$5,000) outstanding.

On October 1, 2020, the Company completed its IPO on the NASDAQ Global Market of 3,333,400 American Depositary Shares (“ADS”). Each ADS represents 5 ordinary shares. The offering was at a price of US$9.25 per ADS for a total offering size of approximately US$30.8 million. The net proceeds raised from the IPO amounted to approximately RMB 170.7 million (US$26.2 million) after deducting underwriting discounts and commissions and other offering expenses. As of December 31, 2020, the Company had 66,667,000 ordinary shares (US$6,667) outstanding. The excesses of offering price over par value were recorded in additional paid-in capital.

Additional paid-in capital

Ms. Fen Ye, Ms. Fang Ye, and Ms. Hong Ye, the founders of the Company established Lishui Mengxiang VIE in August 2001 by cash injection of RMB 11,200,000, which was recorded as additional paid in capital of the Group when the reorganization was completed in October 2018 (Note 1).

13.	Short-term borrowings

	As of December 31,
	2019	2020
Secured short term bank borrowings	83,600,000	39,695,606

The weighted average interest rate per annum for the Group’s bank loans was 5.96%, 5.32% and 5.01% respectively for the years ended December 31, 2018, 2019 and 2020. The Group’s bank loans were secured by the pledge of Group’s buildings and land use rights plus personal guarantees provided by related parties. As of December 31, 2019 and 2020, the total net book amounts of pledged assets were RMB 113,922,053 and RMB 108,769,677 respectively (Note 8 and 9), and the total guaranteed amounts provided by related parties were RMB 70,000,000 and RMB 70,000,000 respectively. The effective period of guarantees provided by related parties was within the period from July 29, 2020 to July 29, 2023.

The fair values of personal guarantee provided by the related parties for the Company’s loan were not significant as of December 31, 2019 and 2020 respectively.

14.	Revenue

For the years ended December 31, 2018, 2019 and 2020, all of the Group’s revenue was generated in the PRC. The disaggregated revenues by course plans were as follows:

	For the years ended December 31,
	2018	2019	2020
Tuition fees	100,371,598	109,757,237	125,439,005
Meals	24,554,520	24,694,193	19,172,979
Accommodation	8,141,000	9,184,065	8,342,798
Others	7,768,276	6,111,808	4,616,008
Rental revenue from related parties	1,688,191	2,373,333	1,668,572

Total revenues	142,523,585	152,120,636	159,239,362

Contract balances from contracts with customers

Timing of revenue recognition may differ from the timing of customer payments. Accounts receivable represent amounts due and revenues recognized prior to customer payments when the Group has satisfied the its performance obligation and has the unconditional rights to payment. The balances of accounts receivable, primarily consisting of receivables from cooperation partners for campus events and receivables for learning materials from students, net of allowance for doubtful accounts were RMB 1,251,480 and nil as of December 31, 2019 and 2020, respectively.

Unearned revenues consist of payments received related to unsatisfied performance obligation at the end of the period, included in current and non-current deferred revenues in the Group’s consolidated balance sheets. As of December 31, 2019, the aggregate amount of allocated to performance obligations that are unsatisfied or partially unsatisfied was RMB 19,441,687, of which RMB17,729,391 and RMB1,712,296 was recorded in current and non-current deferred revenues respectively. As of December 31, 2020, the aggregate amount of the cash proceeds allocated to remaining performance obligations was RMB 18,749,024, of which RMB 18,336,431 and RMB 412,593 was recorded in current and non-current deferred revenues respectively.

The aggregate amounts of deferred revenue by revenue stream from contracts with customers were as follows:

	As of December 31,
	2019	2020
Tuition fees	15,824,369	15,059,409
Meals	2,544,550	2,586,883
Accommodation	1,052,768	1,092,732
Others	20,000	10,000

Total	19,441,687	18,749,024

The following table shows how much of the revenue recognized in each reporting period was included in the contract liability balance at the beginning of the year.

	For the years ended December 31,
	2018	2019	2020
Tuition fees	11,732,597	12,576,013	14,112,073
Meals	2,337,977	2,468,208	2,544,550
Accommodation	805,900	841,744	1,052,768
Others	5,566	1,000,000	20,000

Total	14,882,040	16,885,965	17,729,391

The following table shows a rollforward of the deferred revenue balance.

	As of December 31, 2018	Cash receipt	Recognized as revenue	As of December 31, 2019	Cash receipt	Recognized as revenue	As of December 31, 2020
Tuition fees	14,628,087	110,953,519	(109,757,237)	15,824,369	124,674,045	(125,439,005)	15,059,409
Meals	2,468,208	24,770,535	(24,694,193)	2,544,550	19,215,312	(19,172,979)	2,586,883
Accommodation	841,744	9,395,089	(9,184,065)	1,052,768	8,382,762	(8,342,798)	1,092,732
Others	1,000,000	1,591,429	(2,571,429)	20,000	1,295,128	(1,305,128)	10,000

Total	18,938,039	146,710,572	(146,206,924)	19,441,687	153,567,247	(154,259,910)	18,749,024

As of December 31, 2020, revenue for unsatisfied performance obligations expected to be recognized in the future is RMB 18,749,024, which primarily relates to education services, meal and accommodation services to be delivered in the future to the students. Of this amount, the Company expect to recognize approximately RMB 18,336,431 in fiscal 2021, RMB 412,593 in fiscal 2022.

15.	Employee benefits

The full-time employees of the Company’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of comprehensive income. The total amounts charged to the consolidated statements of comprehensive income for such employee benefits amounted to RMB 13,875,018, RMB 13,623,060 and RMB 15,214,915 for the years ended December 31, 2018, 2019 and 2020, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

16.	Income taxes

(a)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

(b)	Hong Kong profits tax

One of the Company’s subsidiaries incorporated in Hong Kong is subject to Hong Kong profits tax rate of 16.5% on its estimated assessable profit for the years ended December 31, 2019 and 2020. Dividends income received from Liandu WFOE is not subject to Hong Kong profits tax.

(c)	British Virgin Islands

Under the current laws of the British Virgin Islands (“BVI”), the Company’s subsidiary in BVI is not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no British Virgin Islands withholding tax is imposed.

(d)	PRC Enterprise Income Tax (“EIT”)

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

According to the Article 14 of Guofa 2016 No. 81 released by the State Council non-profit private schools are eligible to enjoy the same preferential tax treatment as public schools. As a result, non-profit private schools providing academic qualification education are eligible to enjoy income tax exemption treatment. Liandu Foreign Language School VIE has been granted corporate income tax exemption for the tuition, meal and accommodation services, etc. from relevant local tax authorities.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.”

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such a tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the years ended December 31,
	2018	2019	2020
	%	%	%
PRC Statutory income tax rates	25%	25%	25%
Permanent book—tax difference	12%	—	—
Difference in EIT rates	(37)%	(25)%	(25)%

Total	—	—	—

Income/(loss) from domestic and foreign components before income tax expenses

	For the years ended December 31,
	2018	2019	2020
Domestic	27,412,441	47,236,997	37,252,021
Foreign	—	—	(3,666,937)

Total	27,412,441	47,236,997	33,585,084

Composition of income tax expense

No current and deferred income tax expenses were provided by the Group for years ended December 31, 2018, 2019 and 2020.

Deferred tax assets and liabilities

Deferred taxes are measured using the enacted tax rates for the periods in which they are expected to be reversed. No temporary difference existed that give rise to deferred tax asset balances as of December 31, 2019 and 2020.

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because the Company believes its investment in the VIEs can be recovered tax-free and expects such tax-free means will be used.

17.	Basic and diluted net income per share

(a)	Basic and diluted net income per share

Basic income per share and diluted income per share for the years ended December 31, 2018, 2019 and 2020 are as follows:

	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2020
Numerator:
Net income	27,412,441	47,236,997	33,585,084

Net income attributable to ordinary shareholders - basic and diluted	27,412,441	47,236,997	33,585,084

Denominator:
Denominator for basic and diluted income per share - weighted-average ordinary shares outstanding (Note 12)
Basic and diluted	50,000,000	50,000,000	54,166,750
Basic and diluted income per share	0.55	0.94	0.62

18.	Leases

The Group as a lessor

The Group entered into lease agreements as lessor with both third parties and related parties.

Rental income amounting to RMB 4,545,334, RMB 3,325,714 and RMB 1,773,333 was recognized by the Group for the years ended December 31, 2018, 2019 and December 31, 2020 respectively, inclusive of rental income from related parties amounting RMB 1,688,191, RMB 2,373,333 and RMB 1,668,572 for the years ended December 31, 2018, 2019 and 2020 respectively, details of which are included in Note 14 to the financial statements.

The third parties rented the school non-education space mainly for grocery stores, which sell mainly stationary or snacks etc. to students which were operated directly by the lessee. The total rental revenue for third parties rental was RMB 2,857,143, RMB 952,381 and RMB 104,761 for years ended December 31, 2018, 2019 and 2020.

The Group leased certain non-education space to the related party, Lishui Yuanmeng Training Company Limited from December 1, 2016 to February 28, 2021. The total rental revenue for Lishui Yuanmeng Training Company Limited was RMB 1,619,048, RMB 1,619,048 and RMB 914,287 for years ended December 31, 2018, 2019 and 2020. In addition, the Group continued leasing its space to Lianwai Kindergarten for their operation of kindergarten care service after the disposal on November 28, 2018. The total rental revenue for Lianwai Kindergarten was RMB 69,143 for the period from November 28, 2018 to December 31, 2018, RMB 754,285 and RMB 754,285 for years ended December 31, 2019 and 2020.

At December 31, 2020, the undiscounted minimum lease payments receivables by the Group in future periods under operating leases with its tenants are as follows:

	2019	2020
Within one year	2,373,333	1,020,952
One to two years	2,238,413	132,885
Two to three years	—	9,524

Total	4,611,746	1,163,361

19.	Commitments and contingencies

(a)	Operating lease commitments

As of December 31, 2020, the Group did not have any operating lease as lessee.

(b)	Purchase commitments

As of December 31, 2020, the Group did not have any purchase commitments.

(c)	Capital commitments

As of December 31, 2020, the Group did not have any capital commitments.

(d)	Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2019 and 2020, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s financial position, results of operations and cash flows.

20.	Segment information

The CODM reviews financial information of operating segments based on internal management report amounts when making decisions about allocating resources and assessing the performance of the Group.

Before the disposal of Lianwai Kindergarten on November 28, 2018 (Note 4), the Company had two reportable segments, the kindergarten care service provided by Lianwai Kindergarten and the primary and middle school education business from grade 1 to grade 9 provided by Liandu Foreign Language School VIE. Accordingly, the financial statements for the year ended December 31, 2018 include segment information of kindergarten care service and the primary and middle school education business from grade 1 to grade 9.

The Group’s CODM evaluates performance based on the operating segment’s revenue and their operating results. The revenue and operating results by segments for 2018 were as follows:

	Kindergarten care service for period ended November 28, 2018	Grade 1-9 education business for year ended December 31, 2018	Consolidated for year ended December 31, 2018
	RMB	RMB	RMB
Net revenues	4,244,816	138,278,769	142,523,585
Cost of revenues	(3,152,096)	(86,457,872)	(89,609,968)

Gross profit	1,092,720	51,820,897	52,913,617

Operating expenses:
General and administrative expenses	(370,854)	(27,250,172)	(27,621,026)

Total operating expenses	(370,854)	(27,250,172)	(27,621,026)

Income from operations	721,866	24,570,725	25,292,591

Interest expense	(5,630)	(5,081,090)	(5,086,720)
Interest income	—	86,112	86,112
Change in fair value of short-term investments	—	60,931	60,931
Gain on disposal of Lianwai Kindergarten	—	242,971	242,971
Other income, net	10,967	6,805,589	6,816,556

Income before income taxes	727,203	26,685,238	27,412,441
Income tax expense	—	—	—

Net income	727,203	26,685,238	27,412,441

The Group’s CODM does not review the financial position by operating segments, thus no total assets of each operating segment presented.

21.	Related party transaction and balances

Name and relationship with related parties:

Name of related parties	Relationship
Ms. Fen Ye	Controlling shareholder
Mr. Biao Wei	Spouse of Ms. Fen Ye, Chief Executive Officer
Ms. Fang Ye	A close family member of Ms. Fen Ye
Ms. Hong Ye	A close family member of Ms. Fen Ye
Mr. Yushu Ye	A close family member of Ms. Fen Ye
Ms. Shou E Yan	A close family member of Ms. Fen Ye
Ms. Chun E Ye	A close family member of Ms. Fen Ye
Mr. Wu Wei	A close family member of Mr. Biao Wei
Lishui Yuanmeng Training Company Limited (“Yuanmeng”)	Controlled by Mr. Biao Wei
Lishui Yuan Sheng Sports Culture Communication Co., Ltd. (“Yuansheng”)	Controlled by a close family member of Mr.Biao Wei
Lishui Zhongyi Investment Management Co., Ltd. (“Zhongyi”)	Controlled by Ms. Fen Ye
Lianwai Kindergarten	Controlled by Ms. Fen Ye

Other than the related party transaction disclosed in Note 14, other related party transactions to the Group are as below:

(a)	Significant transactions with related parties

	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2020
Rental revenue:
–Yuanmeng	1,619,048	1,619,048	914,287
–Lianwai Kindergarten	69,143	754,285	754,285

Total	1,688,191	2,373,333	1,668,572

	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2020
Consideration paid to the Group for the disposal of Lianwai Kindergarten:
Ms. Fen Ye	9,122,400	—	—
Ms. Fang Ye	506,800	—	—
Ms. Hong Ye	506,800	—	—

Total	10,136,000	—	—

	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2020
Loans lent to related parties:
Mr. Yushu Ye	12,099,931	—	—
Mr. Biao Wei	8,051,289	—	—
Ms. Fang Ye	6,904,354	—	—
Ms. Fen Ye	5,342,630	11,078,323	—
Ms. Hang Ye	4,700,000	—	—
Ms. Shou E Yan	977,770	—	—
Mr. Wu Wei	—	—	661,208
Ms. Chun E Ye	—	23,300,000	21,500,000

Total	38,075,974	34,378,323	22,161,208

	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2020
Repayments of loans to related parties:
Mr. Yushu Ye	12,099,931	—	—
Mr. Biao Wei	8,051,289	—	—
Ms. Fang Ye	6,904,354	5,280,060	—
Ms. Fen Ye	5,342,630	—	6,776,033
Ms. Hang Ye	4,700,000	—	—
Yuansheng	2,000,000	—	—
Mr. Wu Wei	—	—	661,208
Ms. Chun E Ye	—	17,321,645	27,478,355

Total	39,098,204	22,601,705	34,915,596

	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2020
Proceeds from short-term borrowings from related parties:
Ms. Fen Ye	—	6,380,645	6,730,369

	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2020
Repayments of short-term borrowings to related parties:
Ms. Fang Ye	21,477,409	—	—
Mr. Biao Wei	15,890,555	—	—
Ms. Fen Ye	10,000,000	6,380,645	6,730,369

Total	47,367,964	6,380,645	6,730,369

	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2020
Repayment of loans due to Lianwai Kindergarten	—	16,561,532	—

For the years ended December 31, 2018, 2019 and 2020, all loan amounts with related parties were non-interest bearing, unsecured and repayable on demand.

(b)	Balances with related parties

	As of December 31, 2019	As of December 31, 2020
Due from related parties:
Loans receivable:
Ms. Shou E Yan	977,770	—
Ms. Chun E Ye	5,978,355	—
Ms. Fen Ye	5,798,263	—

	12,754,388	—

	As of December 31, 2019	As of December 31, 2020
Due to related parties:
Advances from related parties for rental:
Lianwai Kindergarten	719,400	719,400

	719,400	719,400

22.	Restricted net assets

As stipulated by the relevant PRC laws and regulations applicable to the Group’s entities in the PRC, the Group is required to make appropriations from net income as determined in accordance with the PRC GAAP to non-distributable reserves, which include a statutory surplus reserve and a statutory welfare reserve. In addition, Liandu WFOE and Lishui Mengxiang VIE are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. In addition, for private schools such as the School, PRC laws and regulations require that annual appropriations of at least 25% of after-tax income should be set aside as development funds. The sponsor of non-profit private schools shall not receive proceeds from the running of the school, and the cash surplus of the non-profit private schools shall be retained for the running of the school development only. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiaries and the VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. There are no significant differences between US GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiary in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to the shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and the VIEs to satisfy any obligations of the Company.

As of December 31, 2020, the total restricted net assets of the Company’s subsidiaries and VIEs incorporated in PRC subjected to restriction, including the registered capital, the PRC statutory reserves and certain education facilities assets, exceeded the 25 percent threshold. This restriction results in a corresponding requirement to provide the Company’s financial information (Note 24).

23.	ADDITIONAL INFORMATION: CONDENSED FINANCIAL STATEMENTS OF THE COMPANY

Rules 12-04(a) and 4-08(e) (3) of Regulation S-X require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of and for the same periods for which the audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.

The following condensed financial statements of the Company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company used the equity method to account for its investment in its subsidiaries and VIEs. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiaries and VIEs”. The Company, its subsidiaries and VIEs were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. The Company’s share of income from its subsidiaries and VIEs is reported as its share of income from subsidiaries and VIEs in the condensed financial statements.

The Company is a Cayman Islands company and, therefore, is not subject to income taxes for all years presented. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2020, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Condensed Financial Information of the Company

BALANCE SHEETS

	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents	—	200,108,273	30,667,935
Prepayments and other current assets	—	89,853	13,770

Total current assets	—	200,198,126	30,681,705

Non-current assets:
Investment in subsidiaries and VIEs	171,146,281	208,398,302	31,938,437

Total non-current assets	171,146,281	208,398,302	31,938,437

Total assets	171,146,281	408,596,428	62,620,142

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to subsidiaries and VIEs	—	41,127,502	6,303,065

Total current liabilities	—	41,127,502	6,303,065

Total liabilities	—	41,127,502	6,303,065

Shareholders’ equity:
Ordinary shares (USD$0.0001 par value; 500,000,000 and 500,000,000 shares authorized, 50,000,000 and 66,667,000 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	—	45,198	6,927
Additional paid-in capital	11,200,000	181,849,003	27,869,579
Statutory reserves	50,807,520	58,217,195	8,922,175
Accumulated other comprehensive loss	—	(7,956,640)	(1,219,408)
Retained earnings	109,138,761	135,314,170	20,737,804

Total shareholders’ equity	171,146,281	367,468,926	56,317,077

Total liabilities and shareholders’ equity	171,146,281	408,596,428	62,620,142

STATEMENTS OF COMPREHENSIVE INCOME

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2 (e))
Operating expenses
General and administrative expenses	—	—	(3,666,937)	(561,982)

Total operating expenses	—	—	(3,666,937)	(561,982)

Equity in profit of subsidiaries and VIEs, net	27,412,441	47,236,997	37,252,021	5,709,122

Income from subsidiaries and VIEs	27,412,441	47,236,997	37,252,021	5,709,122

Net income	27,412,441	47,236,997	33,585,084	5,147,140

Net income attributable to ordinary shareholders	27,412,441	47,236,997	33,585,084	5,147,140

Net income
Other comprehensive loss, net of nil tax	—	—	(7,956,640)	(1,219,408)

Comprehensive income	27,412,441	47,236,997	25,628,444	3,927,732

STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2(e))
Cash flows used in operating activities	—	—	—	—

Cash flows used in investing activities	—	—	(653,250)	(100,115)

Cash flows provided by financing activities	—	—	208,718,163	31,987,458

Effect of exchange rate changes on cash	—	—	(7,956,640)	(1,219,408)

Net increase in cash and cash equivalents	—	—	200,108,273	30,667,935
Cash and cash equivalents, beginning of year	—	—	—	—

Cash and cash equivalents, end of year	—	—	200,108,273	30,667,935