Form 20-F
period 2021-12-31
Lixiang Education Holding Co. Ltd.
filed 2022-04-29
CIK 1814067

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021.
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
Luoyuan Ye, Chief Financial Officer
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
As of December 31, 2021, there were 66,667,000 ordinary shares outstanding, par value of US$0.0001 per share.
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

•	“ADRs” refer to our American depositary receipts that evidence our ADSs;

•	“ADSs” refer to our American depositary shares, each of which represents five ordinary shares;

•	“Beijing P.X.” refers to Beijing Pengxiang Tianxia Education Technology Co., Ltd. ( 北京鹏翔天下教育科技有限公司 ), a company incorporated under the laws of the PRC;

•
“Beijing Xinxiang” refers to Beijing Xinxiang Future Technology Development Co., Ltd. (
北京心翔未来科技发展有限公司
), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Lishui Mengxiang;

•	“CAGR” refers to compound annual growth rate;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Hong Kong, Macau and Taiwan;

•	“Chuangmei Weiye” refers to Beijing Chuangmei Weiye Enterprise Management Co., Ltd. ( 北京创美伟业企业管理有限公司 ) , a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Beijing P.X.;

•
“Hainan Jiangcai” refers to Hainan Jiangcai Vocational Skills Training School Co., Ltd. (
海南匠才职业技能培训学校有限公司
), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Beijing P.X.;

•	“Hangzhou Youxi” refers to Hangzhou Youxi Information Technology Co., Ltd., a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Liandu WFOE;

•	“Langfang School” refers to Langfang City Rail Transit Technical School ( 廊坊市城轨交通技工学校 ), a PRC school specialized in providing vocational education;

•
“Lianwai School” refers to Liandu Foreign Language School, comprising of Baiyun Campus and Yijing Campus—Featured Division, which was historically controlled and consolidated by Liandu WFOE through a series of contractual arrangements but was deconsolidated on September 1, 2021;

•	“Liandu WFOE” refers to Zhejiang Mengxiang Consultancy Services Co., Ltd. ( 浙江梦翔咨询服务有限公司 ), a wholly foreign-owned enterprise incorporated under the laws of the PRC;

•
“Lishui Mengxiang” refers to Zhejiang Lishui Mengxiang Education Development Co., Ltd. (
浙江丽水梦翔教育发展有限公司
), a company incorporated under the laws of the PRC and the sponsor of Qingtian International School;

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

•	“Mengxiang Holdings” or “Controlling Shareholder” refers to, Mengxiang Holdings Limited, a British Virgin Islands company;

•	“ordinary shares” refer to our ordinary shares of par value US$0.0001 per share;

•	“Qingtian International School” refers to Qingtian Overseas Chinese International School ( 青田县华侨国际学校 ), a PRC private educational school specialized in providing high school education;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•	“SEC” refers to the United States Securities and Exchange Commission;

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

•
“Variable Interest Entities” or “VIEs” refer to Lishui Mengxiang and our Qingtian International School, the PRC entities of which we have power to control the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests and all or a portion of the assets at the minimum price possible to the extent permitted by PRC law as of the date of this annual report on Form
20-F;

•	“Vocational Training Institutions” refer to Langfang School, Chuangmei Weiye and Hainan Jiangcai; and

•	“Xianke” refers to Zhejiang Lishui Xianke Agricultural Products Distribution Co., Ltd. ( 浙江丽水鲜客农产品配送有限公司 ), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Liandu WFOE.
Exchange Rate Information
Our business is conducted in China, all of our revenue is denominated in RMB and our financial records are maintained in RMB, our functional currency. Our reporting currency is RMB and this annual report on Form
20-F
contains translations of RMB into U.S. dollars solely for the convenience of the reader. The exchange rate used for translation on December 30, 2021 was US$1.00=RMB6.3726 , representing the certificated exchange rate published by the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

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

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the trends in, expected growth, market size and student enrollment in the private fundamental education industry, in China;

•	expected changes in our revenue, costs or expenditures;

•	competition in our industry;

•	relevant government policies and regulations relating to our industry;

•	general economic and business conditions in China; and

•	the development of COVID-19 pandemic in the PRC and globally.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
Our Corporate Structure and Contractual Arrangements with Our Consolidated VIEs
Lixiang Education Holding Co., Ltd. was incorporated as an exempted company under the laws of the Cayman Islands with limited liability in September 2018. We conduct our business through our PRC subsidiaries and VIEs with which we have a series of contractual arrangements. We are not a Chinese operating company, but rather a holding company incorporated in the Cayman Islands with no equity ownership in our VIEs.
Currently, we primarily offer high school education at Qingtian International School, in Lishui City, Zhejiang Province, through our VIE, Lishui Mengxiang, which became the sponsor of the school in August 2021. Prior to August 31, 2021, we primarily operated primary and secondary school in Baiyun campus and Yijing campus—Featured Division of Lianwai School through a series of contractual arrangements with Lishui Mengxiang. Under the Implementation Rules for the Law for Promoting Private Education of the PRC (
《中华人民共和国民办教育促进法实施条例》
) for Private Education Laws, or the 2021 Implementation Rules, which took effect on September 1, 2021, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. In particular, the prohibition over related party transactions has significantly affected the enforceability of the exclusive management services and business cooperation agreements among Liandu WFOE and Lianwai School providing compulsory education. Therefore, we re-assessed our control over Lianwai School. Based on the relevant accounting standard in accordance with U.S. GAAP, we have concluded that we have lost control of Lianwai School since August 31, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of Lianwai School. In light of such regulatory developments, on April 20, 2022, we entered into an acknowledgment agreement of contractual agreements with Lianwai School and respective directors, to confirm all the terms of rights and obligations relating to Lianwai School and the directors appointed by the sponsor under the contractual arrangements among them, and agree among the parties that such arrangements shall have been terminated on August 31, 2021. To minimize disruptions to existing students enrolled in Lianwai School, we continued to offer essential services to the students. We deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements.
We have explored and considerated business opportunities beyond high school education. We took steps to expand into online education and vocational education. In February 2021, we completed the acquisition of 100% equity interests of Hangzhou Youxi for the layout of online education. In January 2022, we formed Beijing Xinxiang with Beijing Renrenzhen Intelligent Technology Co., Ltd. (
北京人人诊智能科技有限公司
), a company incorporated under the laws of the PRC, or Beijing R.R.Z., to provide vocational education in the health care industry. In April 18, 2022, as part of the transactions contemplated under our investment cooperation agreement with Beijing Shangkun Education Technology Development Co., Ltd. (
北京商鲲教育科技发展有限公司
), a company incorporated under the laws of the PRC, or Beijing S.K., in July 2021 to expand our business into vocational education, we entered into definitive agreements to acquire 100% equity interests of Beijing P.X., a wholly-owned subsidiary of Beijing S.K., which in turn holds 100% equity interests of Chuangmei Weiye and Hainan Jiangcai, and the sponsorship interests of Langfang School. As of the date of this annual report on Form 20-F, the administrative procedures with the PRC governmental authorities to amend the registration reflecting the result of the acquisition have not been completed due to the effects of COVID-19 pandemic.
The following diagram illustrates the corporate structure of us, our subsidiaries and the VIEs, as of the date of this annual report on Form
20-F:

Notes:
(1) The sponsorship registration of Qingtian International School was changed to Lishui Mengxiang in August 2021. We are in the process of filing the relevant application pursuant to the PRC national and local regulations (including Zhejiang Province and Lishui City) of classification registration of private schools. As of the date of this annual report on Form 20-F, we have not received notice from the competent authorities of Qingtian County on the classified registration of private schools. We entered into a series of contractual arrangements with respect to our operation of Qingtian International School in April 2022, which arrangements took effect on August 31, 2021.
(2) Lishui Mengxiang holds 43% equity interests of Beijing Xinxiang. Given that the board of directors of Beijing Xinxiang consists of five members, three of which shall be appointed by Lishui Mengxiang, we are able to control Beijing Xinxiang by holding more than half of the voting power in the board of directors. Therefore, the financial statements of Beijing Xinxiang will be consolidated in our annual report on Form 20-F for the year ending December 31, 2022.
(3) According to PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” instead of “owners” or “shareholders.” The economic substance of “sponsorship” with respect to private schools is substantially similar to that of ownership with regard to legal, regulatory and tax matters. However, the differences between sponsorship and equity ownership can be found in the specific provisions of the laws and regulations applicable to sponsors and owners, such as provisions regarding the right to receive returns on investment and the right to the distribution of residual properties upon termination and liquidation.

Foreign ownership in the educational industry is subject to significant regulations in China, including strict licensing requirements. Specifically, foreign ownership is prohibited in compulsory education at the primary and middle school levels, and is restricted at the high school level. As we are a company incorporated in the Cayman Islands, our wholly-owned subsidiary in the PRC, Liandu WFOE, is viewed as a foreign-owned enterprise thus is ineligible to apply for and hold licenses to operate, or otherwise own equity interests in, primary and middle school campuses or to independently or jointly invest and operate high school campus pursuant to the relevant laws and regulations.
In response to these restrictions, we have entered into a series of contractual arrangements through Liandu WFOE with our VIEs, shareholders of Lishui Mengxiang and the council members of Qingtian International School, which enables us to (i) exercise the power over our Lishui Mengxiang and Qingtian International School, (ii) have the exposure or rights to variable returns from our involvement with our VIEs, and (iii) exercise the ability to affect those returns through use of its power over our VIEs. These contractual arrangements include exclusive call option agreement, proxy agreements for school’s sponsors and council members, proxy agreements for shareholders, business cooperation agreement, exclusive technical service and business consulting agreement, equity pledge agreements, etc. Terms contained in each set of contractual arrangements with our PRC subsidiaries, our VIEs and their respective shareholders are substantially similar. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.”
We do not have any equity interests in our VIEs. However, because of these contractual arrangements, we control our VIEs through our PRC subsidiary, Liandu WFOE, and become the primary beneficiary of the VIEs for accounting purposes. We have consolidated the results of our VIEs in our consolidated financial statements included elsewhere in this annual report on Form
20-F
in accordance with U.S. GAAP. For a more detailed discussion of the basis of presentation of our consolidated financial statements, see “Item 5. Operating and financial Review and Prospects—A. Operating Results—Critical Accounting Policies.” Neither we nor our investors own any equity ownership in, direct foreign investment in, or control of the VIEs as a result of Liandu WFOE’s contractual agreements with the VIEs and its shareholders. As a result, holders of the ADSs are not purchasing equity interests in the VIEs or its subsidiaries but instead are purchasing equity interests in Lixiang, a Cayman Islands holding company whose consolidated financial results include those of the VIEs and its subsidiaries under U.S. GAAP.
Our contractual arrangements with the VIEs and its shareholders have not been tested in a court of law in the PRC and foreign investors may never be allowed to hold equity interests in the VIEs under PRC laws and regulations. Chinese regulatory authorities could in the future disallow these agreements, which would likely affect our operations in China. Please see “Item 3. Key Information—D. Risk Factors—Risks Relating to doing business in China.”
Permissions Required for Our Operations in China
We and the VIEs face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us and the VIEs, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. For example, we and the VIEs face risks associated with regulatory approvals of offshore offerings, oversight on data privacy. Such risks could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or become worthless. The PRC government also has significant discretion over the conduct of the business of us and the VIEs and may intervene with or influence our operations or the development of the private education industry as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”
The Holding Foreign Companies Accountable Act
Our financial statements contained in the annual report on Form
20-F
for the fiscal year ended December 31, 2021 have been audited by WWC Professional Corporation Limited, or WWC, P.C., an independent registered public accounting firm headquartered in the United States and is among the public accounting firms that are registered with the Public Company Accounting Oversight Board of the United States, or the PCAOB. Such PCAOB-registered accounting firm is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This list does not include our auditor, WWC, P.C. As of the date of this annual report, our listing is not affected by the Holding Foreign Companies Accountable Act, or the HFCAA, and related regulations. However, the recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. Furthermore, there is a risk that our auditor cannot be inspected by the PCAOB in the future. If, in the future, we have been identified by the SEC for three consecutive years as a commission-identified issuer whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States. Additionally, on June 22, 2021, the U.S. Senate passed a bill, which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill, which contained, among other things, an identical provision. If this provision is enacted into law, the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA will be reduced from three years to two.

Financial Information Related to the VIEs
The following table presents the condensed consolidating schedule of financial position of our parent company, VIEs and their consolidated subsidiaries, Liandu WFOE that is the primary beneficiary of the VIEs, and other subsidiaries as of the December 31, 2020 and 2021.

	As of December 31, 2021
Condensed Consolidating Schedule of Financial Position	Parent	VIEs and their consolidated subsidiaries	Liandu WFOE which is the primary beneficiary of the VIEs	Other subsidiaries	Elimination adjustments	Total
	RMB
Assets
Cash and cash equivalents	194,729,331	1,453,323	1,059,179	2,169,990	—	199,411,823
Inter-group balance due from VIEs and subsidiaries of continuing operations	644,607	51,536,540	9,960,476	25,850,000	(87,991,623)	—
Prepayments and other current assets	—	100,990,604	265,219	212,101	—	101,467,924
Others	—	—	227,600	—	—	227,600

Total current assets	195,373,938	153,980,467	11,512,474	28,232,091	(87,991,623)	301,107,347

Property and equipment, net	—	164,037,622	—	1,021,241	—	165,058,863
Land use right	—	36,767,329	—	—	—	36,767,329
Goodwill	—	26,644,407	—	—	—	26,644,407
Other non-current assets	—	6,667	—	339,059	2,802,091	3,147,817
Investments in subsidiaries	—	—	4,373,753	1,501,165	(5,874,918)	—

Total non-current assets	—	227,456,025	4,373,753	2,861,465	(3,072,827)	231,618,416

Total assets	195,373,938	381,436,492	15,886,227	31,093,556	(91,064,450)	532,725,763

Short-term borrowings	—	77,000,000	—	—	—	77,000,000
Inter-group balance due to VIEs and subsidiaries of continuing operations	40,296,870	16,754,595	28,805,002	644,607	(86,501,074)	—
Accrued liabilities and other current liabilities		16,708,810	642,925	40,481	—	17,392,216
Investment deficit in subsidiaries and VIEs	35,769,964	—	—	—	(35,769,964)	—
Others	244,166	4,904,517	681,412	4,657,539	—	10,487,634
Amounts due to Lianwai School, current	—	288,261,447	—	20,521,528	—	308,782,975

Total current liabilities	76,311,000	403,629,369	30,129,339	25,864,155	(122,271,038)	413,662,825

Total liabilities	76,311,000	403,629,369	30,129,339	25,864,155	(122,271,038)	413,662,825

Total shareholders’ equity/(deficit)	119,062,938	(22,192,877)	(14,243,112)	5,229,401	31,206,588	119,062,938

	As of December 31, 2020
Condensed Consolidating Schedule of Financial Position	Parent	VIEs and their consolidated subsidiaries	Liandu WFOE which is the primary beneficiary of the VIEs	Other subsidiaries	Elimination adjustments	Total
	RMB
Assets
Cash and cash equivalents	200,108,273	398,952	2,880,261	169,399	—	203,556,885
Other current assets	89,853	6,140	1,522,149	300	—	1,618,442
Inter-group balance due from VIEs and subsidiaries of continuing operations	—	62,261,945	4,755,881	—	(67,017,826)	—
Amounts due from Lianwai School, current	—	—	3,681,578	5,203,022	—	8,884,600

Current assets belong to discontinued operation	—	265,798,189	—	—	—	265,798,189

Total current assets	200,198,126	328,465,226	12,839,869	5,372,721	(67,017,826)	479,858,116

						—
Property and equipment, net	—	162,463,014	1,502,623	1,400	—	163,967,037
Land use right	—	37,720,475	—	—	—	37,720,475
Other non-current assets	—	11,667	—	—	—	11,667
Investments in subsidiaries	208,398,302	—	—	469,147	(208,867,449)	—
Non-current assets belong to discontinued operation	—	41,482,375	—	—	—	41,482,375

Total non-current assets	208,398,302	241,677,531	1,502,623	470,547	(208,867,449)	243,181,554

						—

Total assets	408,596,428	570,142,757	14,342,492	5,843,268	(275,885,275)	723,039,670

						—
Short-term borrowings	—	24,895,606	—	—	—	24,895,606
Accrued liabilities and other current liabilities	—	3,710,356	1,959,205	—	—	5,669,561
Other current liabilities	—	1,830,105	1,996,646	3,815,421	—	7,642,172
Inter-group balance due to VIEs and subsidiaries of continuing operations	41,127,502	—	23,580,408	2,309,916	(67,017,826)	—
Amounts due to Lianwai School, current	—	254,151,621	—	—	—	254,151,621
Current liabilities belong to discontinued operation	—	62,799,191	—	—	—	62,799,191

Total current liabilities	41,127,502	347,386,879	27,536,259	6,125,337	(67,017,826)	355,158,151

						—

Total non-current liabilities	—	412,593	—	—	—	412,593

						—

Total liabilities	41,127,502	347,799,472	27,536,259	6,125,337	(67,017,826)	355,570,744

						—
Total shareholders’ equity/(deficit)	367,468,926	222,343,285	(13,193,767)	(282,069)	(208,867,449)	367,468,926

The following table presents the condensed consolidating schedule of results of operations and cash flows of our parent company, VIEs and their consolidated subsidiaries, Liandu WFOE that is the primary beneficiary of the VIEs, and other subsidiaries for the years ended December 31, 2019, 2020 and 2021.

	For the year ended December 31, 2021
Condensed Consolidating Schedule of Results of Operations	Parent	VIEs and their consolidated subsidiaries	Liandu WFOE which is the primary beneficiary of the VIEs	Other subsidiaries	Elimination adjustments	Total
	RMB
Continuing operations
Revenue	—	20,112,033	3,459,777	10,864,732	230	34,436,772
Cost of revenue	—	(10,419,986)	(2,210,487)	(4,725,977)	—	(17,356,450)
General and administrative expenses	(1,059,294)	(9,601,120)	(6,327,602)	(1,384,517)	(230)	(18,372,763)

（ Loss)/Income from operations	(1,059,294)	90,927	(5,078,312)	4,754,238	—	(1,292,441)

Other expense, net	—	(558,309)	(14,640)	(38,445)	2,823,630	2,212,236

Equity in (loss)/profit of subsidiaries and VIEs, net	(242,760,667)	—	4,045,103	1,047,849	237,667,715	—

(Loss)/Income before income tax expenses	(243,819,961)	(467,382)	(1,047,849)	5,763,642	240,491,345	919,795

Income tax expense	—	—	—	(670,976)	—	(670,976)

(Loss)/Income from continuing operations, net of tax	(243,819,961)	(467,382)	(1,047,849)	5,092,666	240,491,345	248,819

Loss from discontinued operation, net of tax	—	(244,068,780)	—	—		(244,068,780)

Net (loss)/income	(243,819,961)	(244,536,162)	(1,047,849)	5,092,666	240,491,345	(243,819,961)

Condensed Consolidating Schedule of Cash Flows
Net cash (used in)/provided by operating activities	(2,290,367)	29,764,431	(1,397,532)	3,040,518	1,490,550	30,607,600
Net cash used in investing activities	—	(153,593,942)	(423,550)	(1,153,024)	120,000	(155,050,516)
Net cash provided by financing activities	—	115,671,061	—	120,000	(120,000)	115,671,061
Effect of exchange rate changes on cash and cash equivalents	(3,088,575)	—	—	(6,903)	(1,490,550)	(4,586,028)
Net changes in cash and cash equivalents	(5,378,942)	(8,158,450)	(1,821,082)	2,000,591	—	(13,357,883)
Cash and cash equivalents at the beginning of year	200,108,273	9,611,773	2,880,261	169,399	—	212,769,706
Cash and cash equivalents at the end of year	194,729,331	1,453,323	1,059,179	2,169,990	—	199,411,823

	For the year ended December 31, 2020
Condensed Consolidating Schedule of Results of Operations	Parent	VIEs and its consolidated subsidiaries	Liandu WFOE which is the primary beneficiary of the VIEs	Other subsidiaries	Elimination adjustment	Total
	RMB
Continuing operations
Revenue	—	17,070,602	4,926,295	5,341,720	(1,633,663)	25,704,954
Cost of revenue	—	(4,839,390)	(2,115,841)	(3,796,721)	—	(10,751,952)
General and administrative expenses	(3,666,937)	(3,460,323)	(2,855,352)	(1,775,479)	1,633,663	(10,124,428)

(Loss)/Income from operations	(3,666,937)	8,770,889	(44,898)	(230,480)	—	4,828,574

Other expense, net	—	(876,596)	(4,331)	(1,263)	—	(882,190)
Equity in profit /(loss) of subsidiaries and VIEs, net	37,252,021	—	(141,350)	(190,579)	(36,920,092)	—

Income/(loss) before income tax expenses	33,585,084	7,894,293	(190,579)	(422,322)	(36,920,092)	3,946,384

Income tax expense	—	—	—	—	—	—

Income/(loss) from continuing operations, net of tax	33,585,084	7,894,293	(190,579)	(422,322)	(36,920,092)	3,946,384

Income from discontinued operation, net of tax	—	29,638,700	—	—	—	29,638,700

Net income/(loss)	33,585,084	37,532,993	(190,579)	(422,322)	(36,920,092)	33,585,084

Condensed Consolidating Schedule of Cash Flows
Net cash provided by operating activities	—	47,477,961	1,198,900	779,125	—	49,455,986
Net cash (used in)/provided by investing activities	(653,250)	19,424,757	936,529	(659,726)	709,326	19,757,636
Net cash provided by/(used in) financing activities	208,718,163	(81,928,356)	659,326	50,000	(709,326)	126,789,807
Effect of exchange rate changes on cash and cash equivalents	(7,956,640)	—	—	—	—	(7,956,640)
Net changes in cash and cash equivalents	200,108,273	(15,025,638)	2,794,755	169,399	—	188,046,789
Cash and cash equivalents at the beginning of year	—	24,637,411	85,506	—	—	24,722,917
Cash and cash equivalents at the end of year	200,108,273	9,611,773	2,880,261	169,399	—	212,769,706

	For the year ended December 31, 2019
Condensed Consolidating Schedule of Results of Operations	Parent	VIEs and its consolidated subsidiaries	Liandu WFOE which is the primary beneficiary of the VIEs	Other subsidiaries	Elimination adjustments	Total
	RMB
Continuing operations
Revenue	—	13,431,603	—	—	—	13,431,603
Cost of revenue	—	(4,764,530)	—	—	—	(4,764,530)
General and administrative expenses	—	(2,047,180)	(73,382)	—	—	(2,120,562)

Income/(loss) from operations	—	6,619,893	(73,382)	—	—	6,546,511

Other expense, net	—	(1,747,214)	(438)	—	—	(1,747,652)
Equity in loss of subsidiaries and VIEs, net	(47,236,997)	—	—	(73,820)	47,310,817	—

(Loss)/Income before income tax expenses	(47,236,997)	4,872,679	(73,820)	(73,820)	47,310,817	4,798,859

Income tax expense	—	—	—	—	—	—

(Loss)/Income from continuing operations, net of tax	(47,236,997)	4,872,679	(73,820)	(73,820)	47,310,817	4,798,859

Income from discontinued operation, net of tax	—	42,438,138	—	—	—	42,438,138

Net (loss)/income	(47,236,997)	47,310,817	(73,820)	(73,820)	47,310,817	47,236,997

Condensed Consolidating Schedule of Cash Flows
Net cash provided by/(used in) operating activities	—	58,830,470	(55,418)	—	—	58,775,052
Net cash used in investing activities	—	(34,739,000)	—	—	—	(34,739,000)
Net cash used in financing activities	—	(1,961,532)	—	—	—	(1,961,532)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	—	—
Net changes in cash and cash equivalents	—	22,129,938	(55,418)	—	—	22,074,520
Cash and cash equivalents at the beginning of year	—	2,507,473	140,924	—	—	2,648,397
Cash and cash equivalents at the end of year	—	24,637,411	85,506	—	—	24,722,917
Cash and Asset Flows through Our Organization
We may (i) transfer the net proceeds into Liandu WFOE to pay in their initially subscribed registered capital, and (ii) provide loans to Liandu WFOE and our VIEs. We may also establish and/or acquire new foreign-invested enterprises in China, pay in their registered capital and provide loans to them.
We plan to utilize part of the proceeds from our initial public offering by way of paying in the initially subscribed registered capital of Liandu WFOE. The amount of funds in the form of capital contribution into Liandu WFOE and other PRC subsidiaries we may establish in the future is subject to the amount of their initially subscribed registered capital. Currently, the initially subscribed registered capital of Liandu WFOE is US$1 million which will be fully paid before the deadline prescribed in its articles of association. If the initially subscribed registered capital is not sufficient to allow our intended capital injection, under the current PRC laws and regulation, we may increase the registered capital and complete the relevant procedures which include (i) altering our registration with local branch of the State Administration for Industry and Commerce of the PRC, or the SAIC, and (ii) filing the alteration report to local counterparts of the Ministry of Commerce of the PRC, or the MOFCOM. In addition, capital contribution to our schools must be approved by the Ministry of Civil Affairs of the PRC or the MCA or their respective local counterparts. As of the date of this annual report on Form
20-F,
we have not increased, but plan to increase, the registered capital of Liandu WFOE to approximately US$12 million.
We also plan to provide loans to Liandu WFOE and Lishui Mengxiang. According to the current PRC laws and regulations, the maximum amount of the loans provided to a PRC enterprise is up to 2 times (or the prevailing statutory multiples) of the borrower’s net assets set out in its latest audited financial statement. As a result, the loans we may provide to Liandu WFOE and Lishui Mengxiang are in an amount of up to 2 times (or the prevailing statutory multiples) of their respective net assets set out in their latest audited financial statements. Liandu WFOE and Lishui Mengxiang are required to file the information of their cross-border financing arrangements with local branch of the State Administration of Foreign Exchange of the PRC, or the SAFE, after the loan agreements are signed and before three working days prior to the fund withdrawal. In addition, for loans carrying a term of more than one year, Liandu WFOE and Lishui Mengxiang may be required to complete the relevant filing and registration formalities to the National Development and Reform Commission of the PRC, or the NDRC. Currently, the Company’s business operation is conducted through Liandu WFOE’s contractual arrangements with the VIEs and Liandu WFOE does not engage in its own business. As such, Liandu WFOE’s current net assets are in close approximation to its paid-up
registered capital. Pursuant to the relevant PRC laws and regulations, the estimated amount of loans we will provide to Liandu WFOE will be approximately US$30 million which is 2 times of its current enlarged registered capital, assuming that Liandu WFOE’s net assets set out in its latest audited financial statements equals to its paid-up
registered capital at the time when the loans are made.

Moreover, we intend to establish new foreign-invested enterprises in order to facilitate our business expansion and make additional investments in the manners described above. However, we cannot assure you that our intended investments to these entities will always succeed as we planned, or at all.
For the years ended December 31, 2019, 2020 and 2021, the cash flows that have occurred between our parent company, VIEs and their consolidated subsidiaries, Liandu WFOE which is the primary beneficiary of the VIE, and other subsidiaries are summarized as the following:

	For the years ended December 31,
	2019	2020	2021
	RMB
Cash paid by VIEs and their consolidated subsidiaries to other subsidiaries for food procurement service	—	150,000	16,056,452
Cash transfer from Liandu WFOE which is the primary beneficiary of the VIEs to other subsidiaries	—	7,000,000	46,860,000
Cash transfer from other subsidiaries to Liandu WFOE which is the primary beneficiary of the VIEs	—	—	17,600,000
Cash transfer from VIEs and their consolidated subsidiaries to Liandu WFOE which is the primary beneficiary of the VIEs	200,000	15,900,000	33,601,578
Cash transfer from VIEs and their consolidated subsidiaries to other subsidiaries			25,010,752
For the years ended December 31, 2019, 2020 and 2021, no dividends were declared and paid by Liandu WFOE.
For the years ended December 31, 2019, 2020 and 2021, no assets other than the above cash transactions were transferred among the Company, Liandu WFOE, and the VIEs.
Restrictions and Limitations on Transfer of Cash
The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. The majority of our and the VIEs’ income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.
Our cash dividends, if any, will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax.
Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and the VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves, subject to further restrictions applicable to non-profit
private schools. As a result of these and other restrictions under the PRC laws and regulations, the PRC subsidiaries and the VIEs are restricted to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and the VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and the VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

A.	Selected Financial Data
The following summary consolidated statements of comprehensive loss for the fiscal years ended December 31, 2019, 2020 and 2021 and summary consolidated balance sheets as of December 31, 2020 and 2021 have been derived from our audited consolidated financial statements included in this annual report on
Form 20-F
beginning on
page F-1.
The following summary consolidated balance sheets as of December 31, 2019 have been derived from our audited consolidated financial statements not included in this annual report on
Form 20-F.
Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States of America, or US GAAP. Our historical results are not necessarily indicative of results expected for future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.
The following table presents our summary consolidated statements of comprehensive loss for the fiscal years ended December 31, 2019, 2020 and 2021.

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net revenues:
Revenue from related parties	2,373,333	1,668,572	906,667	142,276
Revenue from third party	1,717,697	3,410,091	8,512,992	1,335,874
Revenue from Affected Entity	9,340,573	20,626,291	25,017,113	3,925,731

Total net revenue	13,431,603	25,704,954	34,436,772	5,403,881
Cost of revenues	(4,764,530)	(10,751,952)	(17,356,450)	(2,723,606)

Gross profit	8,667,073	14,953,002	17,080,322	2,680,275

Operating expenses:
General and administrative expenses	(2,120,562)	(10,124,428)	(18,372,763)	(2,883,087)

Total operating expenses	(2,120,562)	(10,124,428)	(18,372,763)	(2,883,087)

Operating income/(loss)	6,546,511	4,828,574	(1,292,441)	(202,812)

Interest expense	(1,738,301)	(897,398)	(2,393,178)	(375,542)
Interest income	13,230	16,634	14,834	2,328
Other (loss)/income, net	(22,581)	(1,426)	4,590,580	720,362

Income before income tax expense	4,798,859	3,946,384	919,795	144,336
Income tax expense	—	—	(670,976)	(105,291)

Income from continuing operations, net of tax	4,798,859	3,946,384	248,819	39,045

Income/(loss) from discontinued operation, net of tax	42,438,138	29,638,700	(244,068,780)	(38,299,718)

Net income/(loss)	47,236,997	33,585,084	(243,819,961)	(38,260,673)

Net income/(loss) attributable to the Company’s ordinary shareholders	47,236,997	33,585,084	(243,819,961)	(38,260,673)

Other comprehensive loss
Foreign currency translation adjustment, net of nil tax	—	(7,956,640)	(4,586,027)	(719,648)

Comprehensive income/(loss)	47,236,997	25,628,444	(248,405,988)	(38,980,321)

Total comprehensive income/(loss) attributable to the Company’s ordinary shareholders	47,236,997	25,628,444	(248,405,988)	(38,980,321)
Earnings per share from continuing operations
—Basic and diluted	0.10	0.07	0.00	0.00
Earnings/(loss) per share from discontinued operation
—Basic and diluted	0.85	0.55	(3.66)	(0.57)
Weighted average number of ordinary shares used in per share calculation
—Basic and diluted	50,000,000	54,166,750	66,667,000	66,667,000

The following table presents our summary consolidated balance sheet data as of December 31, 2019, 2020 and 2021.

	As of December 31,
	2020	2021
	RMB	RMB	US$
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	203,556,885	199,411,823	31,292,067
TOTAL ASSETS	723,039,670	532,725,763	83,596,297
TOTAL LIABILITIES	355,570,744	413,662,825	64,912,723
Ordinary shares (US$0.0001 par value; 500,000,000 and 500,000,000 shares authorized, 66,667,000 and 66,667,000 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	45,198	45,198	7,093
TOTAL SHAREHOLDERS’ EQUITY	367,468,926	119,062,938	18,683,574

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
An investment in our ADSs involves a number of risks, including risks relating to our business and industry, risks relating to our corporate structure, risks relating to doing business in China and risks relating to our ADSs. A description of factors that could materially affect our business, financial condition or operating results is provided below.
Risk Factors Summary
Risks relating to our business and industry

•
Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the 2021 Implementation Rules for Private Education Laws has materially and adversely affected and may materially and adversely affect our business, financial condition, results of operations and prospect.

•
We are in the process of filing the relevant application pursuant to the national and local regulations (including Zhejiang Province and Lishui City) of classification registration of private schools where loss of taxes and fees may incur.

•	We are subject to general conditions and the education industry of Qingtian County, Lishui City and/or Zhejiang Province as all of our operations are currently located in a single city.

•
We may not be able to successfully integrate businesses operated by Qingtian International School and Vocational Training Institutions that we acquired, which may cause us to lose the anticipated benefits from such acquisitions and to incur significant additional expenses.

•
As of the date of this annual report, our auditor, WWC, P.C., is not subject to the Determinations announced by the PCAOB and our listing is not affected by the Holding Foreign Companies Accountable Act and related regulations. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit of our financial statements.

Risks relating to our corporate structure

•
Our private education service business is subject to extensive regulation in China. We may be subject to severe penalties if the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with applicable PRC laws and regulations.

•
Our contractual arrangements may not be as effective in providing control over our VIEs as equity ownership. If the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and our ADSs or ordinary shares may decline in value or become worthless.

•	We rely on dividends and other payments from Liandu WFOE to pay dividends and other cash distributions to our shareholders.

•	Our Qingtian International School may be subject to limitations on their ability to operate private education or make payments to related parties.
Risks relating to doing business in China

•
Adverse changes in the PRC economic, political and social conditions as well as laws and government policies, may materially and adversely affect our business, financial condition, results of operations and growth prospects.

•
PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries or VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

•
Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or our VIE or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or our VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

•
Based on the recent development of PRC law, there is significant uncertainty about the application and interpretation of the Law on the Promotion of Private Education, the 2021 Implementation Rules and their detailed implementation rules and regulations. We may be subject to significant limitations on our ability to engage in the private education business, acquire private schools, or receive payments from the VIEs and may otherwise be materially and adversely affected by changes in PRC laws and regulations.

Risks relating to our ADSs

•	The trading price of our ADSs may be volatile, which could result in substantial losses to you.

•
The voting rights of holders of our ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the ordinary shares represented by your ADSs are voted.

•
The depositary shall deem you to have instructed the depositary to give us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not give timely voting instructions to the depositary to direct how the ordinary shares underlying your ADSs are voted, except in limited circumstances, which could adversely affect your interests.

Risks Relating to Our Business and Industry
Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the 2021 Implementation Rules for Private Education Laws has materially and adversely affected and may materially and adversely affect our business, financial condition, results of operations and prospect.
The private education industry in the PRC is subject to various laws and regulations including among others the amended Law for Promoting Private Education of the PRC, or the Promotion Law, promulgated in December 2002, which are subject to changes to accommodate the development of the education industry, in particular, the private education industry from time to time. On November 7, 2016, the Decision of the Standing Committee of the National People’s Congress on Amending the Private Education Promotion Law of the PRC, or the Decision, amended the Promotion Law. On December 29, 2018, the Promotion Law was further amended. Under the Decision and the current Promotion Law, private schools may be established as non-profit or for-profit entities.
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

On May 14, 2021, the State Council promulgated the 2021 Implementation Rules for Private Education Laws, which became effective on September 1, 2021. The 2021 Implementation Rules impose restrictions on the operation and management of private schools and the capital operation of private education. Pursuant to the 2021 Implementation Rules, (i) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education; (ii) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit
private school that provides
pre-school
education by means of merger, acquisition, contractual arrangements, etc.; (iii) private schools providing compulsory education shall not conduct any transaction with any interested related party; and (iv) for any change of school sponsor of a private school, an alteration agreement shall be entered into but shall not involve the legal property of the school, nor shall it affect the development of the school, or damage the rights and interests of teachers and students; the existing school sponsor may, in accordance with its lawful rights and interests, enter into agreements with the successional school sponsor to stipulate the income from the alteration.
The 2021 Implementation Rules have had significant impacts on our business operations and our results of operations. As a result of the effectiveness of the 2021 Implementation Rules, we have lost control over Lianwai School which primarily provides primary and middle education to the students. We had ceased to recognize revenues for all activities related to Lianwai School and had discontinued all business activities with Lianwai School by August 31, 2021. We deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements. To minimize disruptions to existing students enrolled in Lianwai School, we continued to offer essential services to the students. As a result, our ability to engage in the private not-for-profit
education in China has been materially and adversely affected, and we cannot assure you that we will be able to restore such ability, which could materially and adversely affect our business, prospects, results of operations and financial condition. In November 2021, we completed the acquisition of 100% of the sponsorship interest of Qingtian International School from Qingtian Zhongyi Education Investment Co., Ltd. (
青田众亿教育投资有限公司
), a company incorporated under the laws of the PRC, or Qingtian Zhongyi Education Investment. We expect that this acquisition will strengthen our competitiveness in the private education sector.
There are substantial uncertainties regarding the interpretation and application of the Decision, the current Promotion Law, the Opinions and the 2021 Implementation Rules, which affect or may affect our industry as a whole or the schools, including Lianwai School and Qingtian International School. Such uncertainties include, among others:

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
According to the Decision, the fees charged by private schools shall be determined in accordance with costs and market demand. The level of fees charged by for-profit private
schools is determined by the schools at their discretion, while the level of fees charged by non-profit private
schools shall be regulated by the relevant local government authorities. The 2021 Implementation Rules state that the people’s governments of provinces, autonomous regions and municipalities directly under the Central Government may set a ceiling for the fees charged by non-profit
private schools that the
government-run
schools participate in the establishment thereof
,
that use state-owned assets, or that receive government subsidies per student. There is uncertainty as to whether there will be any material adverse impact on the fees charged by non-profit private
schools generally or our school. We may not be able to maintain our current tuition and boarding fees, and may not be able to raise any of such fees at our desired rates, times and places or at all in the future. As a result, our business, our financial position and the market price of our shares may be materially and adversely affected.

•	Uncertainties with respect to supporting measures
According to the Decision and the 2021 Implementation Rules, additional supportive measures will be provided for private schools. Non-profit private
schools will enjoy more supportive measures
than for-profit private
schools, such as government subsidies, fund awards and incentive donations. Non-profit private
schools will enjoy the same preferential tax policies as public schools, while for-profit private
schools will not be expected to enjoy the same preferential tax policies as public schools or non-profit private
schools. The Decision does not specify whether and how existing schools that choose to become for-profit private
schools will be required to pay additional taxes during the transition process. As the relevant PRC tax laws have not been amended to distinguish between non-profit and for-profit private
schools, there is currently uncertainty as to whether the tax treatments will change after the 2021 Implementation Rules became effective. According to the Decision and the 2021 Implementation
Rules, non-profit private
schools will enjoy the same treatment as public schools with respect to the supply of land, which will be supplied by the government through allocation or other means, and for-profit
private schools are not expected to enjoy the same treatment as public schools and non-profit
private schools. There is uncertainty as to whether and how our schools will be able to benefit from any of such additional supporting measures as contemplated or at all. We cannot assure you that the tax and other treatments will not change or that they apply or continue to apply to our school after the 2021 Implementation Rules became effective.

•	Uncertainties with respect to transactions with related parties
According to the 2021 Implementation Rules, private schools providing compulsory education shall not conduct any transaction with any interested related party. Where any other private schools conducts any transaction with any interested related party, it shall follow the principles of openness, fairness and impartiality, fix the price reasonably and regulate the decision-making, and shall not damage the state interests, the interests of the school or the rights and interests of the teachers and students. Private schools shall establish an information disclosure system for their transactions with interested related parties. The departments of education, human resources and social security, finance and other relevant departments shall strengthen the supervision over the agreements entered into by and between non-profit
private schools and their interested related parties and review related-party transactions on an annual basis.
The interested related parties as mentioned in the preceding paragraph refer to the founder, actual controller, principal, members of the council, director, supervisor, financial person-in-charge
and other persons of a private school, and any organization or individual that has the relationship of mutual control and influence with the above-mentioned organization or individual, which may lead to the transfer of the interests of the private school.
Further, the founder or actual controller, any member of the decision-making body or supervisory body of a private school conducting related-party transactions with a private school providing compulsory education, or conducting related-party transactions with any other private school, thus damaging the interests of the State, of the school or of the teachers and students, shall be orderd by the relevant authorities to make corrections within a time limit, and the illegal gains, if any, shall be confiscated after the fees collected are returned; if the circumstances are serious the offender shall not become the founder or actual controller, a member of the decision-making body or supervisory body of another private school within one to five years; if the circumstances are especially serious with adverse social impact, the offender shall not become the founder, actual controller or a member of the decision-making body or supervisory body of another private school permanently.

After the 2021 Implementation Rules took effect, we have ceased related party transactions with Lianwai School, including relevant property lease contracts, etc. We have not received income from such transactions since September 1, 2021, which had a material adverse impact on our income. However, we are also in active communication with the local competent authority in charge of education. According to its further regulatory measures, Lishui Mengxiang may consider selling Lianwai School or take other measures consistent with local regulations so as to minimize relevant adverse impact. Furthermore, our contractual arrangements may be regarded as connected transactions of our Qingtian International School and we may incur substantial compliance costs for establishing disclosure mechanisms and undergoing review by the relevant government authorities. Such process may not be in our control and may be highly complicated and burdensome and may divert management attention. Government authorities may, during their review process, compel us to make modifications to our contractual arrangements for whatever reason, which may in turn adversely affect the operation of our contractual arrangements. Government authorities may find that one or more agreements underlying our contractual arrangements do not comply with applicable PRC laws and regulations and may subject us to severe penalties, resulting in material adverse impact on our operation and financial condition.
The local governments and their education authorities will generally issue detailed rules, guidelines or opinions on the interpretation, application and implementation of the upper-level laws after they come into effect, and the local government and education authorities in Zhejiang Province have not yet issued such rules, guidelines or opinions on the interpretation, application and implementation of the 2021 Implementation Rules as of the date of this annual report on Form
20-F.
We’ve been closely monitoring the developments of the 2021 Implementation Rules and are carefully evaluating the possible impact of the 2021 Implementation Rules on our business development and financial performance. We are also proactively seeking guidance from and cooperating with government authorities in connection with our efforts to comply with the 2021 Implementation Rules and any related rules and regulations.
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

We are in the process of filing the relevant application pursuant to the national and local regulations (including Zhejiang Province and Lishui City) of classification registration of private schools. Loss of taxes and fees may incur in the process, which may have an adverse impact on Qingtian International School’s operations.
According to the Implementation Rules on Classification Registration of Private Schools (the “Classification Registration Rules”), which was issued jointly by the MOE, the Ministry of Human Resources and Social Security of the People’s Republic of China or the MOHRSS, the MCA, the State Commission Office of Public Sectors Reform and the SAMR, and became effective on December 30, 2016, if an existing private school chooses to register as a non-profit
private school, it shall amend its articles of association in accordance with laws, continue its school operation, and complete the new registration formalities. If an existing private school chooses to register as a for-profit
private school, it shall make financial settlement, clarify the ownership of the schools’ land, buildings and accumulations with the consent of the relevant departments of the people’s governments at or below the provincial level, pay relevant taxes and fees, obtain new school permits, carry out their re-registration
and continue their school operation. The provincial people’s government is responsible for formulating the detailed measures on the alteration registration of the private schools in accordance with national laws and the local situation.
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
On June 16, 2021, Lishui Municipal Education Bureau, Lishui Municipal Human Resources and Social Security Bureau, Office for Public Sector Reform Commission of Lishui, Lishui Municipal Civil Affairs Bureau and Lishui Municipal Market Supervision Administration jointly promulgated the Administrative Measures for Classification Registration of Private Schools in Lishui, which took effect on the same day. According to the Administrative Measures, where an existing private school opts to be registered as a for-profit
private school, it shall make financial settlement, and the ownership of the land, school buildings, school-running accumulation and other property shall be clarified by the relevant departments of the government of the jurisdiction and the relevant agencies according to law. The school shall pay the relevant taxes and fees, go through the formalities for a new permit for the establishment of the school and make a new registration. The school may continue running during the process of the liquidation, re-handling
of the permit for the establishment of the school and registration as a legal person.
On November 22, 2021, Lishui Education Bureau promulgated the Work Plan for Classified Registration and Administration of Existing Private Schools (Kindergartens) of Lishui City, which stipulates that they shall adhere to the principles of voluntary selection, smooth classification, public welfare orientation, and compliance with laws and regulations, and strive to complete the classified registration of existing private schools by December 30, 2022. The Plan also provides a schedule for arranging the classified registration tasks, from January to October in 2022, the classified registration of the existing private schools providing compulsory education, private kindergartens and private schools providing senior high school education shall be completed.
The main registration procedures for
non-profit
private schools are selected as follows: (i) schools shall file an application for classified registration; (ii) the approval authority shall conduct verification and replacement of the certificate; (iii) the articles of association shall be ratified (filed for the record); and (iv) schools shall apply for registration as a legal person. In addition, the main registration procedures for for-profit
private schools are selected as follows: (i) sponsors make a pre-application
for classified registration; (ii) schools make financial settlement; (iii) sponsors apply for the pre-registration
of corporate names; (iv) sponsors make a formal application for classified registration; (v) certificates are replaced upon the approval authorities; (vi) schools apply for the registration of legal persons; (vii) schools complete the amendment registration of assets; (viii) private non-enterprise
entities apply for deregistration with the original registration authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Implementing Rules on Classification Registration of Private Schools” for details.
With the approval of Education Bureau of Qingtian County, Qingtian International School is a
non-state
public institution providing
non-profit
social welfare services for senior high school education with the status of an independent legal person, whose sponsor is Lishui Mengxiang after the acquisition. In accordance with the Circular of the Lishui Municipal People’s Government on Carrying out Pilot Programs for Unified Registration Administration of Various Public Institutions, except that funds are not guaranteed and personnel are not supported by financial resources, Qingtian International School shall enjoy the same treatment as the public institutions of the same category, and enjoy the supportive policies of the government for private social undertakings.

As of the date of this annual report on Form
20-F,
we have not received any formal notification from the competent authorities of Qingtian County requiring us to complete the classified registration of Qingtian International School as a for-profit
or
non-profit
school.
We may be unable to maintain or raise the tuition, meal and accommodation service fees we charge as planned.
We derive the majority of our revenue from tuition, meal and accommodation service fees. We determine the rates of the tuition or other fees for our schools primarily based on limits, guidelines and requirements set by the authorities and commercial considerations such as the demand for our educational programs, our cost of revenues, the tuition charged by our competitors, our pricing strategy, the economic conditions of Lishui City, Zhejiang Province and the general economic conditions in China.
Any increase in the tuition and accommodation service fees we charge at our schools are subject to regulatory approval. Moreover, the Decision sets out certain specific requirements with respect to the level of fees charged by non-profit private
schools. Therefore, we may face the risks that we can only maintain our current tuition and accommodation service fees, and may not be able to raise any of such fees for our schools at our desired rates, times and places or at all in the future.

Even if our intended rates of tuition and other fees are approved by the authority, we may fail to attract sufficient prospective students to apply for our schools at those levels. As a result, our business, financial condition and results of operations may be materially and adversely affected.
Our business depends on the market recognition of our brand and reputation that we may not be able to maintain.
The success of our business has depended and will continue to depend on our brand and reputation. Our brand and reputation may be affected by a number of factors, including student and parent satisfaction rates, teaching quality, our students’ academic performances and test scores, campus accidents, scandals involving our schools, negative publicity and failure to pass governmental inspections. Some of these factors are beyond our control. In addition, as we continue to grow in size, expand our programs and extend our geographic reach, it may become difficult to maintain quality and consistency in the services we offer, which may lead to diminishing confidence in our brand name and negatively affect our reputation. If our brand or reputation is damaged or negatively affected, students’ and parents’ interest in our schools may decrease and our business, financial condition and results of operations could be materially and adversely affected.
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
The success of our business depends on the number of students enrolled in our school and in any school we may acquire or establish in the future. Our ability to attract and retain students depends on several factors, including our ability to:

•	enhance existing programs to respond to market changes and the demands of students and parents;

•	develop new programs or schools that appeal to students;

•	maintain and improve our reputation for providing high quality private education;

•	maintain and improve the academic and non-academic performance of our students;

•	recruit and retain qualified teachers;

•	manage our growth while maintaining the consistency of our teaching quality;

•	expand our student capacity;

•	effectively market our schools and programs to prospective students; and

•	respond to the increasing competition in the market.
On August 18, 2021, we entered into a sponsorship interests transfer agreement with Qingtian Zhongyi Education Investment in respect of the acquisition of 100% of the sponsorship interests of Qingtian International School, with a total consideration of RMB 23 million. The alteration registration of Qingtian International School was completed on August 24, 2021. Qingtian International School is an educational institution specialized in providing high school education to returned overseas Chinese students, and the transaction was closed in November 2021. We had 524 students enrolled in our Qingtian International School and recorded a utilization rate of 76.9% as of September 1, 2021. If we are unable to attract and retain students in Qingtian International School to fully utilize our campuses, we may record lower operation efficiency and we may be unable to benefit from our acquisition of Qingtian International School. As a result, our business, financial condition and results of operations may be materially and adversely affected.
Our students’ academic performance may fall and satisfaction with our educational services may otherwise decline.
Our students’ academic performance may be affected by various factors, including teaching method and materials, personal efforts, learning environment, pressure and family influence, some of which may be beyond our control. If their academic performance fall or do not improve as expected, our students may be unable to achieve the test scores necessary for their desired progressions and satisfaction with our educational services may decline. Satisfaction with our educational services may also decline due to negative publicity on our schools, directors or management, lack of qualified teachers, unsatisfactory learning environment or other factors, which may result in, among others, a decrease in word-of-mouth referrals
and reputation, students’ withdrawal from our schools and decreased application for our schools. If our student retention rate decreases substantially or if we otherwise fail to continue to attract and admit students due to decreased students’ or parents’ satisfaction with our educational services, our business, financial condition and results of operations may be materially and adversely affected.
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

Furthermore, we may be unable to retain high quality teachers or have to incur significant expenditures for our retention efforts. Teachers may be dissatisfied with their workload, compensation, benefits, career path or working environment, which may disrupt our school operations and teaching activities, adversely affect our reputation and damage our ability to attract and retain teachers and students. Similarly, other school personnel such as administrators, counselors and financial staff also play an important role in the efficient and smooth running of our schools. There is no guarantee that we can recruit and retain quality personnel to perform these functions in the future without incurring significant costs or at all. If we are unable to attract and retain qualified and committed teachers and other school personnel at reasonable costs or at all, or if there is a significant decrease in teaching quality or educational experiences in our schools due to lack of qualified teachers or other school personnel, or if our teachers or other school personnel take disruptive actions to express their dissatisfaction with our school or us, our business, financial condition and results of operations may be materially and adversely affected.
We face intense competition in the education industry and we may fail to compete effectively.
The education sector in China is rapidly evolving, highly fragmented and competitive and we expect competition in this sector to persist and intensify. In the geographic market in which we operate our school, we compete with public schools and other private schools that offer high school education. We compete with these schools across a range of factors, including program and curriculum offerings, tuition level, school location and premises, qualified teachers and other key personnel.
Our competitors that are private schools may offer similar or superior educational programs, with different pricing and service packages that are more appealing than those offered at our school. Some of our competitors that are private schools may have more resources than us and may be able to devote greater resources than we can to the development and promotion of their schools and respond more quickly than we can to changes in student demands, testing materials, admissions standards, market needs or new technology. Our competitors that are public schools may have access to resources that may not be available to private schools and may be able to offer quality educational programs at lower prices than our Qingtian International School. According to the Frost & Sullivan report, tuition charged by public schools is generally lower than tuition charged by private schools, especially premium private schools. In addition, the PRC public education system continues to improve in terms of resources, admission policies and teaching quality and approaches. If public schools relax their admission limitations, offer more diversified curriculum, upgrade their campus facilities or reforms the exam-oriented education approach, they may become more attractive to students, which may lead to increased competition in the education industry.
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
We are required to obtain and maintain various approvals, licenses and permits and fulfill registration and filing requirements in order to operate our schools and provide educational and other services to our students. For instance, we are required to obtain and/or renew a private school operation permit, obtain and/or renew a registration certificate for private non-enterprise entities,
pass annual inspections conducted by the relevant government authorities and obtain approval from the relevant government authorities as to the scale and scope of our student recruitment activities. Currently, we have obtained and maintained all such approvals, licenses and permits required for our operation.
While we intend to obtain all requisite approvals, licenses and permits, and complete the necessary filings, renewals and registrations on a timely basis for our school, there is no assurance that our efforts will result in full compliance as there may be factors beyond our control, intention and anticipation, and the local PRC authorities may have significant discretion in interpreting, implementing and enforcing the relevant rules and regulations. If we fail to obtain or renew the required approvals, licenses or permits in a timely manner or at all, we may be subject to fines, confiscation of the gains derived from our schools, suspension of some or all of our schools’ operations, be required to compensate the economic losses suffered by our students or other relevant parties, or be subject to other penalties or administrative actions, which may materially and adversely affect our business, financial condition and results of operations.
We may not be able to successfully integrate businesses operated by Qingtian International School and Vocational Training Institutions that we acquired, which may cause us to lose the anticipated benefits from such acquisitions and to incur significant additional expenses.
We plan to expand our business and school network by entering into cooperation with third-party school sponsors to establish new schools, in addition to establishing new schools ourselves or acquiring existing schools. We believe we will face challenges in integrating business operations and management philosophies of the schools we may acquire. We consider the benefits of our prospective acquisitions will mainly hinge on our ability to effectively and timely integrate the management, operations and personnel of these schools. The integration of the schools we acquire may be a complex, time-consuming and costly process that without proper arrangement and implementation, could seriously interfere with our business operations and damage our reputation. Our Directors consider the main challenges involved in integrating acquired entities to include the following:

•	retaining qualified teaching staff of any acquired school;

•	consolidating the educational services offered by the acquired school;

•	complying with the regulatory requirements;

•	the acquired schools having a culture that may be adverse to change and may not be receptive to our educational values and methods;

•	integrating educational and administrative systems;

•	minimizing disruptions to existing students’ curricula and ensuring their ability to progress through the applicable education programs is not hindered as a result of the acquisition;

•
ensuring and illustrating to our students and their parents that the new acquisitions will not result in any adverse changes to our established brand image, reputation, service quality or standards; and

•	minimizing the diversion of our management’s attention from its on-going business concerns
We may not be able to successfully integrate our operations and the operations of the schools such as Qingtian International School and Vocational Training Institutions we acquire in a timely manner, or at all, and we may not realize the expected benefits or synergies of the acquisitions to the extent, or in the timeframe we anticipated, which may have a material adverse effect on our business, financial condition and results of operations.

We are subject to general conditions and the education industry of Qingtian County, Lishui City and/or Zhejiang Province as our main operations are currently located in a single city.
Our Qingtian International School and its operations are currently located in Qingtian County,
Lishui City, Zhejiang Province. As of the date of the annual report, according to the seventh census report of Zhejiang Province, the population of Lishui City and Zhejiang Province in 2021 was 2.5 million and 64.6 million, respectively. If Lishui City or Zhejiang Province experiences an event that materially and adversely affects its education industry or us, such as an economic downturn, a natural disaster or an outbreak of a contagious disease, or if any governmental authorities governing Lishui City or Zhejiang Province adopt regulations that place additional restrictions or burdens on us or on the education industry in general, our business, financial condition and results of operations may be materially and adversely affected. In addition, given that we mainly offer the education services at Qingtian International school, any material negative development with respect to Qingtian International school could have a material adverse effect on our business, financial condition and results of operations as a whole.
Therefore, we hope to expand our business into other cities in China in the future. We expect that we will continue to generate the majority of our revenue from our Qingtian International School in Lishui City and Langfang School upon the completion of the acquisition in April 2022 for the foreseeable future.
Misconduct of students and employees and improper activities and any negative publicity concerning our schools, our Company, our Controlling Shareholder, our directors or our employees may adversely affect us.
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
Our high school students are subject to the National Joint Entrance Examination for overseas Chinese students. The admission scores for the various college schools in China usually change from year to year and so do the admission requirements for overseas universities. Testing materials may also change in terms of focus areas, format and the manner in which such tests are administered. The new examination syllabus implemented in 2021 has greatly reduced the difficulty of the examination. These changes require us to continually update and enhance the courses we offer and to continually train our students to take standardized tests so as to maximize their performance on these tests. In order to enable our students get admission to the prestigious colleges in China, we are required to offer not only the ordinary PRC high school curriculum program but also the courses designed for the National Joint Entrance Examination for overseas Chinese students. If we fail to adequately prepare our students for admission tests in our everyday classroom teaching and any test preparation courses we offer, our students’ admissions rates to PRC colleges may decrease and our programs and services may become less attractive to students. Furthermore, if we fail to timely develop and introduce new education services and programs in Qingtian International School based on the changing education and test standards in China and abroad, our ability to attract and retain students may decrease. As a result, our reputation, business, financial condition and results of operations may be materially and adversely affected.
We may not be able to successfully implement our business strategies.
Our business strategies include organic growth, strategic alliance with reputable education institutes, acquiring and establishing schools. We may not succeed in implementing our business strategies due to a number of factors, including the following:

•	we may lose government support in Lishui City or in cities to which we plan to expand our operation;

•	we may not be able to admit all qualified students who would like to enroll in our schools due to the capacity constraints of our school facilities;

•	we may fail to identify cities with sufficient growth potential in which to acquire or establish schools;

•	we may have limited access to capital resources or may have to rely on the shareholders’ guarantee in obtaining bank facilities;

•	we may fail to acquire or lease suitable land sites in the cities to which we plan to expand our operations;

•	we may fail to effectively market our schools or brand in new markets or promote ourselves in existing markets;

•	we may not be able to replicate our successful growth model in new markets;

•	we may not be able to effectively integrate any future acquisitions into our operations;

•	we may fail to obtain the requisite licenses and permits from the authorities necessary to acquire or establish schools at our desired locations;

•	we may not be able to continue to enhance our course materials or adapt our course materials to changing student needs and teaching methods;

•	we may fail to follow the expected timetable with respect to the development of our schools; and

•	we may fail to achieve the benefits we expect from our expansion.

If we fail to successfully execute our growth strategies, we may not be able to maintain our growth rate and our business, financial condition and results of operations may be materially and adversely affected.
We recorded net current liabilities as of December 31, 2021.
As of December 31, 2021, we had net current assets of RMB125 million , and net current liabilities of RMB113 million, respectively. We cannot assure you that we will not experience periods of net current liabilities in the future. We may record net current liabilities in future periods as we continue to expand. A net current liabilities position could expose us to liquidity risks, constrain our operational flexibility and adversely affect our ability to obtain financing and expand our business. There can be no assurance that we will always be able to generate sufficient cash flow from our operations or obtain necessary funding to meet our future financial needs, including repaying our loans upon maturity and finance our capital commitments. If we fail to meet our financial obligations, our business, liquidity, financial position and prospects could be materially and adversely affected.
We face risks related to health epidemics, natural disasters or terrorist attacks in China.
We offer accommodation service to our students of Qingtian International School. We also provide on-campus or
nearby off-site accommodation
to our teachers and staff. The boarding and accommodation arrangements make our students, teachers and staff vulnerable to outbreaks of health epidemics such as the
COVID-19
virus, H1N1 flu virus, avian influenza and severe acute respiratory syndrome, or SARS, and Influenza A virus, such as H5N1 subtype and H5N2 subtype flu viruses, natural disasters, such as earthquakes, floods, landslides, as well as terrorist attacks, other acts of violence or war or social instability, especially when such health epidemics, natural disasters or terrorist attacks take place in our schools or in or near the regions where our schools are located. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Since the worldwide outbreak of the
COVID-19
pandemic in early 2020, all sectors have been severely affected with no exception to the education industry. In early 2021, WHO announced the variants of the coronavirus causing
COVID-19
were discovered in Denmark, the United Kingdom, South Africa and Japan subsequently, which is considered highly contagious and may pose a serious public health threat. To respond to the continuing impact and recurrence of
COVID-19
pandemic, the PRC government has imposed various strict measures with the aim to contain the virus and restore the business operation in an orderly manner including, but not limited to, mandatory vaccination requirements, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations. However, the relaxation of the restrictions on economic and social life may lead to development of new cases, which may result in the reimposition of further restrictions. Our Baiyun Campus, Yijing Campus—Featured Division resumed normal operation from April 2020. No students withdrew from our schools due to the
COVID-19
outbreak. We have taken a series of measures in response to the outbreak to protect our employees, students and teachers in the reopened campuses after the closedown in early 2020, including, among others, checking the temperature of our students, procurement and provision of hand sanitizers and other protective equipment for our employees. Our campuses remained in normal operation during 2021, and our students and teachers continued with their on-campus
courses. The
COVID-19
did not interrupt the
on-campus
teaching activities, so we did not offer any online-courses to our students during 2021. Also, as the students’ enrollment is conducted and our tuition is charged on a semester basis, it is anticipated that the
COVID-19
outbreak will not have a material long-term impact on our financial condition and operation. The extent to which the COVID-19 outbreak
impacts our financial condition and results of operations cannot be reasonably estimated at this time and will depend on future developments. In addition, in the event that we establish our own online platform or the legal requirements applicable to us change resulting from the changes in the regulatory environment in this area, we may be required to obtain all applicable permits, licenses, certificates and approvals. Any future outbreak of public health epidemics may restrict economic activities in affected regions, resulting in reduced business volume, disrupt our business operations and adversely affect our results of operations.
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
In the event that if we lose the rights to any of our land or buildings, our uses of such land or buildings may be limited, or we may be forced to relocate and incur additional costs, which may result in disruptions to the operations of our schools and materially and adversely affect our business, financial condition and results of operations. In addition, we may in the future encounter problems in obtaining the relevant permits, certificates and approvals for the construction and development of our schools, which may negatively affect our growth strategies. As a result, our business, financial condition and results of operations may be materially and adversely affected.
Capacity constraints of our school facilities could cause us to lose students to our competitors.
The educational facilities of our school are limited in space and size which is also subject to regulatory approval from the competent departments in charge of urban and rural planning. We may not be able to admit all qualified students who would like to enroll in our school due to the capacity constraints of our current school facilities. Qingtian International School’s capacity was 681 as of September 1, 2021 and it recorded a utilization rate of approximately 76.9% as of September 1, 2021. We may not be able to expand our capacity at our current campus unless we relocate to other facilities in the local area with more space. If we fail to expand our capacity as quickly as the demand for our services grows, or if we otherwise fail to grow by acquiring or establishing schools and campuses, we could lose potential students to our competitors, and our business, financial condition and results of operations may be materially and adversely affected.

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
Our financial and operating results may not meet the expectations of public market analysts or investors, which could cause the price of our ADSs to decline. Our revenue, expenses and operating results may vary from year to year in response to a variety of factors beyond our control, including:

•	our ability to increase student enrollment in our schools and raise tuitions fees;

•	general economic conditions and regulations or government actions pertaining to the provision of private educational services in China;

•	shifts in consumer attitude toward private secondary education and vocational education in China;

•	our ability to control cost of revenues, in particular salary and welfare relating to teachers and other costs; and

•	non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or unexpected circumstances.
Due to these factors, we believe
that year-to-year comparisons
of our operating results may not be indicative of our future performance and you should not rely on them to predict the future performance of our ADSs.
Accidents or injuries suffered by our students, employees or other people at our schools may adversely affect our reputation and subject us to liability.
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
We are subject to reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a management report on such company’s internal control over financial reporting in our annual report on Form
20-F
beginning with our annual report for the fiscal year ended December 31, 2021. Our management has concluded that the material weaknesses identified during the fiscal years ended December 31, 2019 and 2020 have been remediated, the internal control over financial reporting was effective as of December 31, 2021. See “Item 15. Controls and Procedures.”
As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified during the fiscal years ended December 31, 2019 and 2020 is our lack of sufficient financial reporting and accounting personnel with appropriate understanding of accounting principles generally accepted in U.S. GAAP, to design and implement formal period-end
financial reporting policies and procedures, to address complex U.S. GAAP technical accounting issues and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. We have implemented a number of measures to address the material weakness. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.” However, we cannot assure you that these measures may fully address the material weaknesses and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.
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
Our business and operations have been expanding rapidly. Significant management resources must be expanded to develop and implement appropriate and effective internal control, risk monitoring and management systems which are in line with our growth. These systems are critical to ensure our compliance with the relevant laws and regulations on an on-going
basis, effective business operations and our future development. Historically, our business operations were subject to certain legal risks due to insufficient internal control measures. These miscellaneous fees were mainly fees incurred from medical care and purchase of learning materials. The teachers then immediately transferred all amounts collected to our schools’ accounts. Since June 2020, we have ceased such payment collection arrangement through teachers and no warnings or penalties were imposed upon us by the relevant authorities. However, if we fail to effectively implement our internal control measures and if we fail to allocate appropriate management resources, we may not be able to identify compliance issues, administrative oversight, unfavorable business trends or other risks that could materially and adversely affect our business, prospects, financial condition and results of operations.

The newly enacted Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act passed by the U.S. Senate, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the
non-U.S.
auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing on the Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.
On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.
On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.
On December 18, 2020, the “Holding Foreign Companies Accountable Act” was signed by President Donald Trump and became law. This legislation requires certain issuers of securities to establish that they are not owned or controlled by a foreign government. Specifically, an issuer must make this certification if the PCAOB is unable to audit specified reports because the issuer has retained a foreign public accounting firm not subject to inspection by the PCAOB. Furthermore, if the PCAOB is unable to inspect the issuer’s public accounting firm for three consecutive years beginning in 2021, the issuer’s securities are banned from trade on a national exchange or through other methods.
On June 22, 2021, the U.S. Senate passed a bill, which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill, which contained, among other things, an identical provision. If this provision is enacted into law, the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA will be reduced from three years to two.
On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the “Holding Foreign Companies Accountable Act”. Rule 6100 provides a framework for the PCAOB to use to determine whether it is unable to inspect or investigate registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.
On December 2, 2021, The SEC adopted amendments to finalize rules implementing the HFCAA. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate.
On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC authorities in those jurisdictions (the “Determination”). The PCAOB made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCAA.
The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors to lose confidence in audit procedures and reported financial information and the quality of financial statements of China-based companies.
Our auditor, WWC P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this form, is headquartered in San Mateo, California and registered with the PCAOB. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. As such, as of the date of this annual report, our auditor is not subject to the Determinations announced by the PCAOB and our listing is not affected by the HFCAA and related regulations. However, the recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. Furthermore, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited on a national exchange or in the over-the-counter
trading market under the HFCAA and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless.

Our business, financial performance and results of operations could be adversely affected by the deterioration of the relation between China and the United States.
The relation between China and the United States is constantly changing. There was a “trade war” between the two countries in during 2019, 2020 and 2021, the United States imposed additional import tariffs on specified products imported from China. As a result, China has responded by imposing retaliatory tariffs on goods exported from the United States. Tensions exist in other areas such as political, social and health issues, including the disagreements in relation to the
COVID-19
pandemic. In light of the ongoing tensions between China and the United States, there is a risk that our business and our listing status may be adversely affected by trade restrictions, sanctions and other policies that may be implemented. As we operate in China, any deterioration in political or trade relations might cause a public perception in the United States or elsewhere that might cause our education services to become less attractive. The United States lawmakers have introduced several bills intended to protect American investments in Chinese companies. The PWG criticized China’s failure to uphold international commitment to transparency and called for recommendations to protect U.S. investors from China’s failure to allow audits of U.S.-listed Chinese companies. The PWG may impact U.S.-listed Chinese companies if strict compliance with audit requirements and U.S. law or new listing rules or governance standards were imposed. Furthermore, there have been media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the performance of the stocks of the China-based issuers listed in the United States.
In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19
outbreak, legislation passed by the U.S. Senate banning all imports from Xinjiang, sanctions imposed by the U.S. Department of Treasury on certain officials of Xinjiang ‘s regional government, the Hong Kong Special Administrative Region and the central government of the PRC and the new executive orders issued by U.S. President Joe Biden in June 2021 that barring American investment into Chinese firms with purported ties to defense or surveillance technology sectors, which was expanded on an earlier investment blacklist issued by former U.S. President Donald J. Trump. Under President Joe Biden’s administration, causes of
US-China
friction remains. Ongoing political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations.
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
Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. As of December 31, 2021, we had made social insurance contribution for the
PRC-based
employees based on the relevant PRC laws and regulations and practical measures. If we fail to, or are deemed to have failed to, make adequate social insurance and housing fund contributions in the future, we may be required to make supplemental contributions and/or subject to overdue fees and/or fines and our business, financial condition and results of operations may be adversely affected. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Laws and Regulations Relating to Labor Protection.”
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
As of December 31, 2021, we had 46 and two registered trademarks in the PRC and Hong Kong, respectively. As of December 31, 2021, we had no trademarks pending registration in the PRC or Hong Kong. We obtained five computer software copyrights through our acquisition of Hangzhou Youxi in February 2021. We believe our trademarks and other intellectual properties are competitive advantages and are important to our success to date and our future prospects. We have been investing resources to develop our own intellectual properties and we take prudent steps to protect our intellectual properties and know-how.
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

Capacity constraints or system disruptions to our computers or network, any cybersecurity incidents, or any unauthorized disclosure or manipulation of sensitive information relating to our students and teachers may expose us to litigation and damages or may adversely affect the reputation of our schools.
We possess sensitive and private information about our students and teachers, such as names, addresses, contact numbers, ID numbers and exam scores of our students. We store these sensitive data primarily in computers located in our school offices. If any sensitive and private data about our students and teachers was lost, damaged or leaked due to capacity constraints or system disruptions to our computers or network, was obtained, disclosed or manipulated by unauthorized third parties through cybersecurity breaches to the computers or network of our schools or our providers, or was negligently misappropriated or disclosed by our staff, we may be sued and held liable for damages, which may incur significant costs, negatively affect our reputation and divert management attention and other resources. As a result, our business, financial condition and results of operations may be materially and adversely affected.
Risks Relating to Our Corporate Structure
Our private education service business is subject to extensive regulation in China. We may be subject to severe penalties if the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with applicable PRC laws and regulations.
Our private education service business is subject to extensive regulations in China. The PRC government regulates various aspects of our business and operations, such as curriculum content, education materials, standards of school operations, student recruitment activities, tuition and other fees. The laws and regulations applicable to the private education sector are subject to frequent changes, and new laws and regulations may be adopted, some of which may have a negative effect on our business, either retrospectively or prospectively.
We are a Cayman Islands company and thus, we are classified as a foreign enterprise under the PRC laws. Foreign investment in the education industry in China is extensively regulated and subject to various restrictions. Under the Special Administrative Measures for Foreign Investment Access (Negative List) (2021), or the 2021 Special Administrative Measures, high school is restricted industries for foreign investors, and foreign investors are only allowed to invest in such industries in cooperative ways with domestic investors, provided that domestic investors play a dominant role in such cooperation. Furthermore, under the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Field of Education and Promoting the Healthy Development of Private Education, which was issued by the MOE on June 18, 2012, the foreign portion of the total investment in a Sino-foreign joint venture high school should be below 50%. According to Regulations of the People’s Republic of China on Establishment and Operation of Sino-Foreign Cooperative Educational Institutions issued by the State Council on March 2, 2019, the foreign investor that participates in the establishment of a Sino-foreign cooperative educational institution shall be a foreign educational institution that possesses the relevant credentials and teaching quality.See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Sino-Foreign Cooperation in operating school” for details.
Although foreign investment in high schools is not prohibited, based on the operation experience, our subsidiary Liandu WFOE in China is still ineligible to independently or jointly invest and operate high schools, including Qingtian International School. To comply with PRC laws and regulations, we have entered into a series of contractual arrangements pursuant to which our wholly-owned subsidiary Liandu WFOE receives the economic benefits from our VIEs. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements”. If the contractual arrangements that establish the structure for operating our business in China are found to violate any PRC laws or regulations in the future or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Education of People’s Republic of China, or the MOE, which regulates the education industry, the Ministry of Commerce, or MOFCOM, which regulates the foreign investment in China, and the Civil Affairs Bureau, which regulates the registration of schools in China, would have broad discretion in dealing with such violations, including:

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

As of the date of this annual report on Form
20-F,
similar ownership structure and contractual arrangements have been used by many China-based companies listed overseas, including a number of education companies listed in the United States. To our knowledge, none of the fines or punishments listed above has been imposed on any of these public companies, including companies in the education industry. However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future. If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected. If any of these penalties results in our inability to direct the activities of the VIEs and their respective subsidiaries that most significantly impact their economic performance, and/or our failure to receive the economic benefits from the VIEs and their respective subsidiaries, we may not be able to consolidate the VIEs and their respective subsidiaries in our financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or the VIEs or their respective subsidiaries.
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
Our contractual arrangements may not be as effective in providing control over our VIEs as equity ownership
We have relied and expect to continue to rely on our contractual arrangements to operate private education businesses in China. These contractual arrangements may not be as effective in providing us with control over our VIEs as equity ownership. If we had equity ownership of our VIEs, we would be able to exercise our rights as a direct or indirect shareholder to effect changes in the board of directors of our VIEs, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, as these contractual arrangements stand now, if our VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we cannot exercise shareholders’ rights to direct corporate actions as direct ownership would otherwise entail. If the parties under such contractual arrangements refuse to carry out our directions in relation to everyday business operations, we will be unable to maintain effective control over the operations of our schools in China. If we were to lose effective control over our VIEs, certain negative consequences would result, including our being unable to consolidate the financial results of our VIEs with our financial results. Given that we derived all of our revenue from our VIEs for 2019, 2020 and 2021 and substantially all of our assets are held by our VIEs (including our permits and licenses, real estate leases, buildings and other educational facilities related to our schools), our financial position would be materially and adversely affected if we were to lose effective control over our VIEs or if our contractual arrangements are invalidated or nullified. In addition, losing effective control over our VIEs may negatively affect our operational efficiency and brand image. Further, losing effective control over our VIEs may impair our access to their cash flow from operations, which may reduce our liquidity.
In addition, if the legal structure and the contractual arrangements were found to be in violation of any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions. If government actions cause us to lose our right to direct the activities of our affiliated entities or our right to receive substantially all the economic benefits and residual returns from our affiliated entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our affiliated entities.
Furthermore, we are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries established in China, our VIEs, and its subsidiaries in China. We control and receive the economic benefits of our VIEs and its subsidiaries’ business operations through certain contractual arrangements. Our ADSs listed on Nasdaq Global Market represents shares of our offshore holding company instead of shares of our VIEs or its subsidiaries in China. We may not be able to continue to satisfy the applicable requirements and rules with respect to such structure. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.
If the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and our ADSs or ordinary shares may decline in value or become worthless.
Investors in the ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company. We are a Cayman Islands holding company that conducts all of its operations and operates its business in China through its PRC subsidiaries and VIEs through contractual agreements. Such structure involves unique risks to investors in the ADSs.
Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including those related to VIEs and private schools, which may challenge the validity of our contractual arrangements. In the event that the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and our ADSs or ordinary shares may decline in value or become worthless.

Prior to August 31, 2021, we primarily operated primary and secondary school in Baiyun campus and Yijing campus—Featured Division of Lianwai School through a series of contractual arrangements with our VIEs. Under the 2021 Implementation Rules which took effect on September 1, 2021, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. In particular, the prohibition over related party transactions has significantly affected the enforceability of the exclusive management services and business cooperation agreements among Liandu WFOE and Lianwai School providing compulsory education. Therefore, we re-assessed our control over Lianwai School. Based on the relevant accounting standard in accordance with U.S. GAAP, we have concluded that we have lost control of Lianwai School since August 31, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of Lianwai School. In light of such regulatory developments, on April 20, 2022, we entered into an acknowledgment agreement of contractual agreements with Lianwai School and respective directors, to confirm all the terms of rights and obligations relating to Lianwai School and the directors appointed by the sponsor under the contractual arrangements among them, and agree among the parties that such arrangements shall have been terminated on August 31, 2021. To minimize disruptions to existing students enrolled in Lianwai School, we continued to offer essential services to the students. We deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements.
Meanwhile, we have entered into a series of contractual arrangements with Qingtian International School on April 20, 2022. The contractual arrangements enable us to: (i) exercise effective control over the VIEs; (ii) receive substantially all of the economic benefits of the VIEs in consideration for the services provided by us; and (iii) have an exclusive option to purchase all of the equity interests in the VIEs when and to the extent permitted under PRC law. Therefore, we are able to consolidate the financial results of the VIEs in our consolidated financial statements. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations.
The owners of our VIEs may have conflicts of interest with us, which may materially and adversely affect our business, financial condition and results of operations.
Our control over our VIEs is based upon the contractual arrangements with our VIEs. The beneficial owners of our VIEs and the registered shareholders are also our controlling shareholders. Any of them may potentially have conflicts of interest with us and breach any of their contracts or undertakings with us if it would further any of their own interests or if any of them otherwise acts in bad faith. We cannot assure you that when conflicts of interest arise between our Company and the beneficial owners of our VIEs, any of them will act completely in our interest or that the conflicts of interest will be resolved in our favor. In the event that such conflict of interest cannot be resolved in our favor, we may have to rely on legal proceedings which may disrupt our business operations and subject us to uncertainties as to the outcome of such legal proceedings. As a result, our business, financial condition and results of operations may be materially and adversely affected.
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

In addition to the enforcement costs outlined above, during the course of disputes regarding such enforcement action, we may temporarily lose effective control over our schools in China, which may lead to loss of revenue or potentially lead to our having to incur additional costs and expend substantial resources to operate our business in the absence of effective enforcement of these contractual arrangements. If this were to occur, our business, financial condition and results of operations may be materially and adversely affected and the value of our Shareholders’ investments in our Company may therefore decrease.
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
Our exercise of the option to acquire school sponsor’s interests in Qingtian International School may be subject to certain limitations and we may incur substantial costs and spend significant resources to enforce the option under the contractual arrangements.
We may incur substantial costs on our part to exercise the option to acquire the school sponsor’s interests in Qingtian International School.Pursuant to the Exclusive Call Option Agreement, if and when the PRC laws and regulations permit foreign investors to directly hold part or all of the equity interests of our VIEs and to engage in the restricted and prohibited business, Liandu WFOE or its designated purchaser may, at its discretion, purchase all or part of the direct and/or indirect equity interests (including the interests in Qingtian InternationalSchool) held by Lishui Mengxiang’s shareholders at the minimum price permitted by PRC laws and regulations, and the percentage of equity interests to be purchased by Liandu WFOE or its designated purchaser shall be no less than the maximum limit permitted by the PRC laws and regulations in relation to the equity held by foreign investors. Such equity transfer price is not expressly provided for in the current PRC laws and regulations and it is uncertain whether it may be further regulated by future PRC laws and regulations. As a result, the estimated costs associated with the purchase of the equity interests in our VIEs cannot be ascertained as of the date of this annual report on Form
20-F.
Pursuant to the Exclusive Call Option Agreement, Lishui Mengxiang’s shareholders have irrevocably undertaken that if the purchase price is determined at an amount exceeding RMB0, the difference shall be compensated fully by Lishui Mengxiang’s shareholders to Liandu WFOE or its designated entity. In the event that Liandu WFOE or its designated party acquires the equity interests of Lishui Mengxiang or Qingtian International School and the relevant PRC authorities determine that the purchase price for acquiring such interests in Qingtian International School is below market value, the respective equity holder(s), Lishui Mengxiang’s shareholders or Lishui Mengxiang, may be required to pay taxes with reference to the market value such that the amount of tax may be substantial. However, pursuant to the Exclusive Call Option Agreement, all taxes and fees associated with the equity transfer shall be paid by Lishui Mengxiang’s shareholders and/or the direct equity holders of our VIEs upon the transfer. We will determine the purchase target after due consideration of the said tax duties and fees before exercising the call option. In the event that Lishui Mengxiang is deemed as the direct interest holder, it may be subject to such tax. Furthermore, the PRC tax authorities may impose late payment penalties on Lishui Mengxiang for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if Lishui Mengxiang’s tax liabilities increase or if it is required to pay late payment fees and other penalties.
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

Certain lease agreements of our leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines.
According to the applicable PRC laws, parties to a lease agreement are required to file the lease agreements for registration and obtain property leasing filing certificates for their leases. As of the date of this annual report on Form
20-F,
we leased three properties from third-party landlords including school buildings, facilities and dormitories in Lishui City, Zhejiang Province and failed to register three lease agreements under which we are tenant. The failure to register the lease agreements will not affect the validity of such agreements. However, we may be required by relevant government authorities to file the lease agreements to complete the registration formalities and may be subject to a fine for non-registration
within the prescribed time limit, which may range from RMB1,000 to RMB10,000 per lease agreement. The imposition of the above fines could require us to make additional efforts and/or incur additional expenses, any of which could adversely affect our business, financial condition and results of operations. The registration of these lease agreements to which we are a party requires additional steps to be taken by the respective other parties to the lease agreement which are beyond our control. We cannot assure you that the other parties to our lease agreements will be cooperative or that we can complete the registration of these lease agreements and any other lease agreements that we may enter into in the future.
We rely on dividends and other payments from Liandu WFOE to pay dividends and other cash distributions to our shareholders
Our Company is a holding company and our ability to pay dividends and other cash distributions to our Shareholders, service any debt we may incur and meet our other cash requirements depends significantly on our ability to receive dividends and other distributions from Liandu WFOE. The amount of dividends paid to us by Liandu WFOE depends solely on the service fees paid to Liandu WFOE from our VIEs. However, there are restrictions under PRC laws for the payment of dividends to us by Liandu WFOE. For example, relevant PRC laws and regulations permit payments of dividends by Liandu WFOE only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, Liandu WFOE is required to set aside at least 10% of its after-tax profits
based on the PRC accounting standards each year to fund a statutory reserve, until the accumulated amount of such reserve has exceeded 50% of its registered capital. Consequently, Liandu WFOE is restricted in its ability to transfer a portion of its net assets to us or any of our other subsidiaries in the form of dividends, loans or advances. The foregoing restrictions on the ability of Liandu WFOE to pay dividends to us and the limitations on the ability of VIEs to pay service fees to Liandu WFOE could materially and adversely limit our ability to borrow money outside of China or pay dividends to holders of our shares.
Our Qingtian International School may be subject to limitations on their ability to operate private education or make payments to related parties.
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
We currently conduct our operations in China through the contractual arrangements. As part of these arrangements, our VIEs hold a majority of the assets that are important to the operation of our business, including operating permits and licenses and other educational facilities related to our schools. Under the contractual arrangements, Ms. Fen Ye, Ms. Fang Ye and Ms. Hong Ye may not unilaterally, without our consent, decide to voluntarily liquidate our VIEs.
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
COVID-19
pandemic had a severe and negative impact on the Chinese and the global economy in 2021. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of the
COVID-19,
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
We plan to utilize part of the proceeds from our initial public offering by way of paying in the initially subscribed registered capital of Liandu WFOE. The amount of funds in the form of capital contribution into Liandu WFOE and other PRC subsidiaries we establish in the future is subject to the amount of their initially subscribed registered capital. Currently, the initially subscribed registered capital of Liandu WFOE is US$1 million which will be fully paid before the deadline prescribed in its articles of association. If the initially subscribed registered capital is not sufficient to allow our intended capital injection, under the current PRC laws and regulation, we may increase the registered capital and complete the relevant procedures which include (i) altering our registration with local SAIC, and (ii) filing the alteration report to local counterparts of the Ministry of Commerce of the PRC, or the MOFCOM. In addition, capital contribution to our schools must be approved by the Ministry of Civil Affairs of the PRC or the MCA or their respective local counterparts. As of the date of this annual report on Form
20-F,
we have not increased, and plan to increase, the registered capital of Liandu WFOE to approximately US$12 million.
We also plan to provide loans to Liandu WFOE and Lishui Mengxiang. According to the current PRC laws and regulations, the maximum amount of the loans provided to a PRC enterprise is up to 2 times (or the prevailing statutory multiples) of the borrower’s net assets set out in its latest audited financial statement. As a result, the loans we may provide to Liandu WFOE and Lishui Mengxiang are in an amount of up to 2 times (or the prevailing statutory multiples) of their respective net assets set out in their latest audited financial statements. Liandu WFOE and Lishui Mengxiang are required to file the information of their cross-border financing arrangements with local SAFE after the loan agreements are signed and before three working days prior to the fund withdrawal. In addition, for loans carrying a term of more than one year, Liandu WFOE and Lishui Mengxiang may be required to complete the relevant filing and registration formalities to the NDRC. Currently, the Company’s business operation is conducted through Liandu WFOE’s contractual arrangements with the VIEs and Liandu WFOE does not engage in its own business. As such, Liandu WFOE’s current net assets are in close approximation to its paid-up
registered capital. Pursuant to the relevant PRC laws and regulations, the estimated amount of loans we will provide to Liandu WFOE will be approximately US$30 million which is 2 times of its current enlarged registered capital, assuming that Liandu WFOE’s net assets set out in its latest audited financial statements equals to its paid-up
registered capital at the time when the loans are made.
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
The 2021 Implementation Rules state that private schools enjoy preferential taxation policies, in particular, non-profit
private schools enjoy the same preferential taxation policies with those for government-run
schools. We cannot assure you that the preferential tax and other treatments contemplated by us will not change or that they will apply or continue to apply to Qingtian International School, especially when Qingtian International school once registered as a for-profit
private school in the future. The uncertainty in securing such preferential tax treatments could affect our results of operations. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”
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
Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or our VIE or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or our VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.
The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our subsidiaries and the VIEs to operate in China may be impaired by changes in its laws and regulations, including those relating to education, taxation, land use rights, foreign investment limitations, and other matters.
The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure that our PRC subsidiaries and the VIEs comply with such regulations or interpretations. As such, our PRC subsidiaries and the VIEs may be subject to various government actions and regulatory interference in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions.
They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.
Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to maintain our listing status on U.S. exchanges in the future, and even when such permission is obtained, whether it will be later denied or rescinded. On December 24, 2021, the CSRC issued  the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Enterprise (Draft for Comments), which propose to require domestic enterprises with direct or indirect overseas offering securities and listing shall apply for record-filing in accordance with these Measures. Meanwhile, according to the press conference of a CSRC official, on the premise of abiding by domestic laws and regulations, VIE structured enterprises which satisfy compliance requirements may be listed overseas upon completion of filing; and in term of system design, the filing procedure shall be implemented firstly on increasing enterprises; and the filing of other existing enterprises will be otherwise arranged and given a full transitional period.If the CSRC or any other PRC regulatory body subsequently determines that we need to file with the CSRC or obtain the CSRC’s approval for any future offering of securities by us or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to file with or obtain approvals of the CSRC or other governmental bodies for any such offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from any such offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt any such offering before the settlement and delivery of the ADSs that we may offer. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we offer, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we file with them, or obtain their approvals or clearances for any such offering, we may be unable to obtain a waiver of such regulatory requirements.

Accordingly, government actions in the future, including any decision to intervene or influence the operations of our PRC subsidiaries or the VIEs at any time, or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the VIEs, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.
Based on the recent development of PRC law, there is significant uncertainty about the application and interpretation of the Law on the Promotion of Private Education, the 2021 Implementation Rules and their detailed implementation rules and regulations. We may be subject to significant limitations on our ability to engage in the private education business, acquire private schools, or receive payments from the VIEs and may otherwise be materially and adversely affected by changes in PRC laws and regulations.
Pursuant to the Law on the Promotion of Private Education, sponsors of private schools may choose to establish schools as either non-profit
or
for-profit
schools. Sponsors are not permitted to establish
for-profit
schools that provide compulsory education services. Sponsors of for-profit
private schools are entitled to retain the profits from their schools and any operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. Sponsors of non-profit
private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools.
As a holding company, our ability to generate profits, pay dividends and other cash distributions to our shareholders under the Law on the Promotion of Private Education, the 2021 Implementation Rules and other relevant laws and regulations are affected by many factors, including whether our schools are characterized as for-profit
or
non-profit
schools, the profitability of our schools, and our ability to receive dividends and other distributions from our PRC subsidiary, Liandu WFOE, which in turn depends on the service fees paid to Liandu WFOE from the VIEs. Liandu WFOE has respectively entered into exclusive management services and business cooperation agreements with each of the VIEs, Ms. Fen Ye, Ms. Hong Ye and Ms. Fang Ye, as the shareholders of the VIEs, pursuant to which Liandu WFOE has the exclusive right to provide comprehensive technical and business support services to the VIEs. As of August 2021, our right to receive the service fees from Lianwai School and other affiliated entities did not, to our knowledge, contravene any PRC laws and regulations then in force. Likewise, the payment of service fees under our contractual arrangements should not be regarded as the distribution of returns, dividends or profits to the sponsors of our schools under the PRC laws and regulations then in force.
However, according to the 2021 Implementation Rules, private schools providing compulsory education shall not conduct any transaction with any related party. As a result, the clauses or provisions of the exclusive management services and business cooperation agreements, in relation to related party transactions between Lianwai School and Liandu WFOE, are not legally enforceable since September 1, 2021. Therefore, we executed an acknowledgment agreement on April 20, 2022 to confirm all the terms of rights and obligations relating to Lianwai School and the directors appointed by the sponsor under the contractual arrangements in relation to Lianwai School, which shall be terminated on August 31, 2021. Since September 1, 2021, we have stopped transacting with Lianwai School. However, to keep Lianwai School providing compulsory education in operations, we continued to provide essential services without recognizing any revenues relating to such activities to schools providing compulsory education in our discontinued operations, which are key to the normal daily operation of it. As of the date of this annual report, schools providing compulsory education to which we continue to provide services have not received any further rectification requirements or penalty notices from the relevant competent authorities, and the possibility and impact of illegal risks are still unable to be assessed clearly. We are continuously assessing the impact of relevant regulations on our business and making necessary measures and efforts to comply with the requirements under these regulations and implementations, including selling Lianwai School, etc.
Furthermore, we entered into a series of contractual arrangements with respect to the operation of Qingtian International School on April 20, 2022. The contractual arrangements enable us to receive substantially all of the economic benefits of the VIEs in consideration for the services provided by us. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations.

In particular, the validity of our contractual arrangements may be challenged, and our corporate structure may need to be restructured to comply with the new regulations, which may be time-consuming and expensive and impose additional restrictions on our business expansion and may further adversely affect our business operations and results of operations. See “—Risks Related to Our Corporate Structure—Our private education service business is subject to extensive regulation in China. We may be subject to severe penalties if the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with applicable PRC laws and regulations.”
Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.
We are a holding company and rely principally on dividends paid by our subsidiaries in China for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. The income for our PRC subsidiaries, especially Liandu WFOE, in turn depends on the service fees paid by the VIEs. Current PRC regulations permit our subsidiaries in China to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. Pursuant to the Law on the Promotion of Private Education, sponsors of for-profit
private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. Sponsors of non-profit
private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. According to 2021 Implementation Rules, a non-profit
private school should allocate no less than 10% of its audited annual non-restricted
net asset increase, or a
for-profit
private school should allocate no less than 10% of its audited annual net income, to its development, respectively. In addition, prior to the specific Implementation Rules of the Law on the Promotion of Private Education being promulgated by the State Council and other relevant regulations promulgated by other local and regional governments, at the end of each fiscal year, each of our schools that are private schools in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. In particular, our schools that require reasonable returns must allocate no less than 25.0% of their annual net income, and our schools that do not require reasonable returns must allocate no less than 25.0% of their annual increase in the net assets of the school for such purposes. However, the relevant authorities have yet to promulgate any detailed implementation rules and regulations under the 2021 Implementation Rules. We remain uncertain as to the timing and substance of the rules under the Law on the Promotion of Private Education and the 2021 Implementation Rules to be promulgated, and how such rules will impact our operation. Furthermore, if our subsidiaries or the VIEs in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.
Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.
We routinely collect, store and use data during our operations. We are subject to PRC laws and regulations governing the collecting, storing, sharing, using, processing, disclosure and protection of data on the Internet and mobile platforms as well as cybersecurity.
The PRC Cybersecurity Law which promulgated in November 7, 2016 and became effective in June 1, 2017 provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure.
On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law which took effect in September 1, 2021. The Data Security Law provides for data security and privacy obligations of entities and individuals carrying out data activities, prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines of up to RMB10 million, suspension of relevant business, and revocation of business permits or licenses.

On August 20, 2021, the Standing Committee of the National People’s Congress adopted the Personal Information Protection Law, which came into force as of November 1, 2021. The Personal Information Protection Law includes the basic rules for personal information processing, the rules for cross-border provision of personal information, the rights of individuals in personal information processing activities, the obligations of personal information processors, and the legal responsibilities for illegal collection, processing, and use of personal information.
On December 28, 2021, the CAC published the Measures for Cyber Security Review, which further restates and expands the applicable scope of the cybersecurity review. Pursuant to the Measures for Cyber Security Review, network platform operators grasping the personal information of more than 1 million users must apply to the office for cyber security review for cyber security review for foreign listing. We do not need to apply for a cyber security review pursuant to the above regulation, given that (i) we are not in possession of personal information of over one million users; (ii) as of the date of this annual report on Form
20-F,
we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator.
We currently have less than 100 subscribers on our digital platform such as WeChat public account. We have no registered users on our website. We only require and obtain user information after users register with us. Although we believe we currently are not required to obtain clearance from the Cyberspace Administration of China for our offering under the Measures for Cybersecurity Review or the Opinions on Strictly Cracking Down on Illegal Securities Activities, we face uncertainties as to the interpretation or implementation of such regulations or rules, and if required, whether such clearance can be timely obtained, or at all.
The opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.
The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As the Opinions were recently issued, official guidance to act upon, and interpretation of the Opinions, remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all.
Risks Relating to Our ADSs
The trading price of our ADSs may be volatile, which could result in substantial losses to you.
The trading prices of our ADSs has ranged from US$7.19 to US$12.5 in 2021. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or under performance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities may affect the attitudes of investors towards China-based and U.S.-listed companies, which consequently may affect the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our ADSs.
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

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Lixiang Education Holding Co., Ltd. was incorporated as an exempted company under the laws of the Cayman Islands with limited liability in September 2018, to be our holding company. We conduct our business through our PRC subsidiaries and VIEs with which we have a series of contractual arrangements. On October 1, 2020, our ADSs commenced trading on the NASDAQ Global Market under the symbol “LXEH.” We raised from our initial public offering approximately US$26.2 million in net proceeds after deducting underwriting commission and related costs and expenses.
Prior to August 31, 2021, we primarily operated primary and secondary school in Baiyun campus and Yijing campus—Featured Division of Lianwai School through a series of contractual arrangements with our VIEs. Under the 2021 Implementation Rules which took effect on September 1, 2021, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. In particular, the prohibition over related party transactions has significantly affected the enforceability of the exclusive management services and business cooperation agreements among Liandu WFOE and Lianwai School providing compulsory education. Therefore, we re-assessed our control over Lianwai School. Based on the relevant accounting standard in accordance with U.S. GAAP, we have concluded that we have lost control of Lianwai School since August 31, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of Lianwai School. In light of such regulatory developments, on April 20, 2022, we entered into an acknowledgment agreement of contractual agreements with Lianwai School and respective directors, to confirm all the terms of rights and obligations relating to Lianwai School and the directors appointed by the sponsor under the contractual arrangements in relation to Lianwai School, and agree among the parties that such arrangements shall have been terminated on August 31, 2021. To minimize disruptions to existing students enrolled in Lianwai School, we continued to offer essential services to the students. We deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements.
On August 18, 2021, we entered into a sponsorship interests transfer agreement with Qingtian Zhongyi Education Investment in respect of the acquisition of 100% of the sponsorship interests of Qingtian International School, Lishui City, Zhejiang Province, with a total consideration of RMB23 million, and closed the trasanction in November 2021. The alteration registration of the sponsorship of Qingtian International School was completed on August 24, 2021. Qingtian International School is an educational institution specialized in providing high school education to returned overseas Chinese students. We believe there is significant market potential for the growth of private higher education in the PRC. As a private provider of higher education, we are well-positioned to capture on the growth opportunities in the PRC higher education sector.
We have explored and considerated business opportunities beyond high school education. We took steps to expand into online education and vocational education.
In February 2021, we completed the acquisition of 100% equity stake in Hangzhou Youxi, developer of five software with computer software copyright, including among others live streaming supervision system, Android live streaming system, and Apple live streaming system, etc, for the layout of online education. The total consideration of the acquisition was RMB300,000 in cash.
In January 2022, we formed Beijing Xinxiang with Beijing R.R.Z. to provide vocational education in the healthcare industry. Lishui Mengxiang will make an equity capital contribution of RMB4,300,000 to Beijing Xinxiang in exchange for 43% equity interests in Beijing Xinxiang. Given that the board of directors of Beijing Xinxiang consists of five members, three of which shall be appointed by Lishui Mengxiang, we are able to control Beijing Xinxiang by holding more than half of the voting power in the board of directors. Therefore, the financial statements of Beijing Xinxiang will be consolidated in our annual report for the year ending December 31, 2022. We plan to provide high-quality vocational education in the health care industry to help our students achieve success in the fields of nursing, emergency rescue and rehabilitation care.
In April 2022, as part of the transactions contemplated under our investment cooperation agreement with Beijing S.K. in July 2021 to expand our business into vocational education, we entered into definitive agreements to acquire 100% equity interests of Beijing P.X., which in turn holds 100% equity interests of Chuangmei Weiye and Hainan Jiangcai, and the sponsorship interests of Langfang School. As of the date of this annual report on Form 20-F, the administrative procedures with the PRC governmental authorities to amend the registration reflecting the result of the acquisition have not been completed due to the effects of COVID-19 pandemic.

B. Business Overview
Our private education services used to primarily include primary and middle school education, while now turn to high school education and vocational education.
In 2003, we launched our Lianwai School in Lishui City, Zhejiang Province. Before August 31, 2021, we had two campuses offering primary and middle school private education in operation:

•	Baiyun Campus offering standard PRC curriculum programs; and

•	Yijing Campus—Featured Division offering featured PRC curriculum programs.
Under the 2021 Implementation Rules which took effect on September 1, 2021, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. In particular, the prohibition over related party transactions has significantly affected the enforceability of the exclusive management services and business cooperation agreements among Liandu WFOE and Lianwai School providing compulsory education. Therefore, we re-assessed our control over Lianwai School. Based on the relevant accounting standard in accordance with U.S. GAAP, we have concluded that we have lost control of Lianwai School since August 31, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of Lianwai School. In light of such regulatory developments, on April 20, 2022, we entered into an acknowledgment agreement of contractual agreements with Lianwai School and respective directors, to confirm all the terms of rights and obligations relating to Lianwai School and the directors appointed by the sponsor under the contractual arrangements in relation to Lianwai School, and agree among the parties that such arrangements shall have been terminated on August 31, 2021. To minimize disruptions to existing students enrolled in Lianwai School, we continued to offer essential services to the students. We deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements. See “Item 5. Operating and financial Review and Prospects—A. Operating Results.”

We mainly offer high school education services at Qingtian International School which was acquired by us in November 2021. Our VIE, Lishui Mengxiang completed the required registration to hold 100% sponsorship interests of Qingtian International School in August 2021. In addition to providing high school education, we plan to offer vocational education services at our Vocational Training Institutions.

Qingtian International School
Our high school curriculum programs offered at Qingtian International School are designed for students from overseas Chinese families returning to China who are commonly known as the overseas Chinese returnees.
The increasing population of overseas Chinese returnees and their immediate relatives in Zhejiang Province provide a growing opportunity in the private education industry. According to the Frost & Sullivan report, the population of overseas Chinese returnees (including Chinese returnees from Hong Kong and Macau) and their relatives residing in Zhejiang Province has increased from 1.2 million in 2014 to 1.5 million in 2019, representing a CAGR of 4.5%. It is expected that this number would continue to grow steadily at a CAGR of 4.0% from 2019 to 2024. Compared with local students, overseas Chinese returnees are afforded the opportunity to attend the PRC Joint Recruitment Examination for overseas Chinese returnees and students in Hong Kong, Macau and Taiwan as a parallel track. As a result, we believe our graduates who are overseas Chinese returnees have a better opportunity to attend China’s top universities, which in turn enhances our schools’ reputation in the industry and improves our prospects.
As a boarding school specialized in providing high school education to overseas Chinese returnees, Qingtian International School provides high school education by small-class teaching method and semi-military management, enabling its students to gain admission to the most prestigious colleges and universities. We offer ordinary PRC high school curriculum program combined with the courses designed for the PRC Joint Recruitment Examination for overseas Chinese returnees.
As of September 1, 2021, we had 524 students in 15 classes enrolled in Qingtian International School with approximately 85% of the students living on-campus. The school recorded a utilization rate of 76.9% with the capacity of 681 as of September 1, 2021. We have on-campus canteen and provide dormitories for boarding students who live on-campus Sunday through Friday during school terms. Our student dormitories implement comprehensive boarding rules and are under the dual supervision of teachers and counselors. We also have on-campus medical staff and mental-health counselors to handle routine medical treatments and psychological counseling for our students, who will promptly send our students to hospitals when necessary. Our students usually wear school uniforms during school year, we arrange third-party suppliers to provide school uniform purchasing service for the convenience of parents.
Major decisions and policies concerning our school, such as principal nomination and budget planning (including tuition levels, construction of material new facilities and use of significant funds), are determined by our directors. At the same time, our finance team monitors the financial activities of our school through periodic audits from time to time. The school principal reports to our directors on school developments and major issues at least annually.
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
As of September 1, 2021, we had 62 teachers, with a teacher-student ratio of 1:8.
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
We typically enter into one-year contracts with our newly hired teachers and we will renew their contracts with longer terms only if they deliver satisfactory performance on a selective basis based on our evaluation. To uphold our reputation for providing high-quality education and maintain the consistency of our teaching standards, we monitor teaching quality through a comprehensive evaluation system. We perform our teacher evaluations annually. Our evaluations assess attendance, classroom preparation, classroom performance, teaching quality, continuing education coursework, publications and honors and awards. We also regularly engage external consultants specializing in education to evaluate the in-class performance of our teachers as well as the curriculum taught at our school. We believe our external consultants are able to provide our teachers with meaningful feedback that enable them to improve their teaching quality.

Vocational Training Institutions
We plan to offer vocational education services at our Vocational Training Institutions, namely Chuangmei Weiye, Hainan Jiangcai and Langfang School which we acquired in April 2022. As of the date of this annual report on Form 20-F, the administrative procedures with the PRC governmental authorities to amend the registration reflecting the result of the acquisition have not been completed due to the effects of COVID-19 pandemic.
Chuangmei Weiye is a professional comprehensive education and human resources service provider, covering human resources (including labor dispatch, human education, agency recruitment), outsourcing vocational services, recruitment process outsourcing service, comprehensive services for flexible employment (including the services for the part-time employment, retirement re-employment, internships, and other short-term or temporary employment methods) and vocational education. Through Chuangmei Weiye, we aim to assist talents with practical skills in obtaining internship opportunities and positions in well-known companies so as to bridge the supply and demand gap between the employers and talents.
We plan to collaborate with Hainan Communication Senior Technical School (
海南省交通高级技工学校
), a reputable vocational education school in Haikou City, Hainan Province, through Hainan Jingcai to joinly design and develop curriculum programs based on the prevalent market trends and employer preferences, such as computer science application and maintenance, new energy automobile reqair and maintenance, and hotel management.
Langfang School is a provincial private technical school approved by the Human Resources and Social Security Department of Hebei Province, integrating academic education, further education, and training education. We will take advantage of the school-operating experience and high-quality resources that the Vocational Training Institutions accumulated in the vocational education industry in the past to teach students career-focused skill sets. We are moving towards the goal of becoming a leading vocational training leader and offer high-quality vocational courses to enhance students’ professional skills and improve their abilities to put their knowledge into practice. With the keen demand for vocational and professional education, we believe that the essential nature of education has gone from being theoretical knowledge-based to occupation-driven.

Intellectual Property
As of December 31, 2021, we had 46 and two registered trademarks in the PRC and Hong Kong, respectively. As of December 31, 2021, we had no trademarks pending registration in the PRC. We obtained five computer software copyrights through our acquisition of Hangzhou Youxi in February 2021. As our brand name is of material importance to our business, we are working to increase, maintain and enforce our rights in our intellectual property portfolio.
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
According to the Frost & Sullivan report, we are one of the top ten providers of private primary and secondary school education in Zhejiang Province and the largest private primary and middle school education in Lishui City as measured by students enrolled on a monthly average basis for the 2019/2020 school year. As of the date of this annual report on Form
20-F,
we are still one of the pioneers in the industry to provide education services in Zhejiang Province. With a successful track record of operation, we have gained a strong reputation in Zhejiang Province, especially in Lishui City, which in turn attracts more high-quality students and teachers and helps forming a virtuous cycle. We believe that the principal competitive factors in our relevant markets include academic performance of students, brand and reputation, quality of educational programs, operating experience, types of educational programs, tuition, students and parent satisfaction rate, student progression rate and ability to attract and retain high quality teachers and staff.
See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— We face intense competition in the education industry and we may fail to compete effectively.”
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

The Negative List
On June 23, 2020, the NDRC and the MOFCOM jointly issued the Special Administrative Measures for the Access of Foreign Investment (Negative List) (the “2020 Negative List”) with effect from July 23, 2020. Pursuant to the 2020 Negative List, ordinary high school education are restricted industries for foreign investors, and foreign investments are only allowed to invest in ordinary high school education in cooperative ways and the domestic party shall play a dominant role in the cooperation, which means the principal or other chief executive officer of the schools shall be a PRC national and the representative of the domestic party shall account for no less than half of the total members of the board of directors, the executive council or the joint administration committee of the Sino-foreign cooperative educational institution. In addition, foreign investors are prohibited from investing in compulsory education, namely primary school to middle school. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.
Furthermore, On December 27, 2021, the NDRC and the MOFCOM jointly issued the Special Administrative Measures for the Access of Foreign Investment (Negative List) (the “2021 Negative List”) with effect from January 1, 2022 and replaced the 2020 Negative List. The Negative List sets out the areas where foreign investment is prohibited, and the areas where foreign investment is restricted. Prior to investing in the restricted fields in the Negative List, foreign investor shall obtain foreign investment access permit. Unless otherwise provided in other laws, a foreign investment in areas not listed on the Negative List is unconditionally permitted and shall be treated in the same manner as domestic investment. The 2021 Negative List remains unchanged with respect to the education industry., while it further provides that any domestic enterprise, which is engaged in the field of business that foreign investment is prohibited from investing as set forth in the 2021 Negative List, shall be examined and approved by the relevant state authorities before issuing shares and listing and trading abroad. Besides, any foreign investor shall not participate in the management of such domestic enterprise, and its shareholding ratio shall follow the relevant provisions regulating foreign investors’ investment in domestic securities.
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
Regulations on Sino-Foreign Cooperation in operating school
Pursuant to the 2021 Negative List, ordinary high school education are restricted industries for foreign investors, and foreign investments are only allowed to invest in ordinary high school education in cooperative ways and the domestic party shall play a dominant role in the cooperation, which means the principal or other chief executive officer of the schools shall be a PRC national and the representative of the domestic party shall account for no less than half of the total members of the board of directors, the executive council or the joint administration committee of the Sino-foreign cooperative educational institution.

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
As of the date of this annual report on Form
20-F,
no implementation measures or specific guidelines are promulgated in accordance with the Regulation on Operating Sino-foreign Schools of the PRC and Implementing Rules. Further, as far as we know, relevant Zhejiang authorities have not approved any establishment of Sino-foreign cooperative high school in at least past five years. Therefore, we can only control Qingtian International School through the contractual arrangements.
Regulations on Private Education in the PRC
Education Law of the PRC
On March 18, 1995, the National People’s Congress of PRC, or the NPC enacted the Education Law of the PRC, or the Education Law, which was amended on August 27, 2009, June 1, 2016 and April 30, 2021, respectively. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school education system comprising pre-school education,
primary education, secondary education and higher education, a system of nine-year compulsory education, a national education examination system, and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other educational institution. Furthermore, it provides that in principle, enterprises, social organizations and individuals are encouraged to establish and operate schools and other types of educational institutes in accordance with PRC laws and regulations. Meanwhile, schools and other educational institutes sponsored by all or part of government financial funds and donated assets are forbidden to be established as for-profit organizations.
The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education
The Law for Promoting Private Education of the PRC became effective on September 1, 2003 and was amended on November 7, 2016 by the Decision of the Standing Committee of the National People’s Congress on Amending the Law for Promoting Private Education of the PRC, or the Decision and amended on December 29, 2018. The Implementation Rules for the Law for Promoting Private Education of the PRC, or the 2004 Implementation Rules became effective on April 1, 2004 and recently amended on September 1, 2021. The Law for Promoting Private Education of the PRC shall be applicable to activities conducted by public organizations or individuals, other than the organs of the state, to establish and operate schools and other institutions of education with non-governmental financial
funds, which are geared to the need of society. The establishment of a private school shall meet the local need for educational development and the requirements of the Education Law and the relevant laws and regulations. A duly approved private school will be granted a Permit for Operating a Private School, after which the private school can apply for registration as a legal person and the registration authority shall handle the matter in accordance with relevant laws and regulations.
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
non-profit
schools.

The 2021 Implementation Rules was promulgated by the State Council on May 14, 2021, and came into effect on September 1, 2021. The 2021 Implementation Rules contain stricter provisions than the Draft Revision of the Regulations on the Implementation of the Law for Promoting Private Education of the PRC (the Draft for Comments) issued by the Ministry of Education of the PRC in April 2018 and the Draft Revision of the Regulations on the Implementation of the Law for Promoting Private Education of the PRC (the Draft for Examination and Approval) issued by the Ministry of Justice of the PRC on August 10, 2018. The 2021 Implementation Rules address the operation and management of private schools, especially non-profit
private primary and middle schools, including: (i) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (ii) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit
private school that provides
pre-school
education by means of merger, acquisition, contractual arrangements, etc., and (iii) private schools providing compulsory education shall not conduct any transaction with any interested related party.
As disclosed in our prospectus dated September 30, 2020, we entered into a series of contractual arrangements through its wholly-owned PRC subsidiary, Liandu WFOE for its operation in the PRC, pursuant to which Liandu WFOE receives the economic benefits from Lishui Mengxiang and Lianwai School, the PRC Variable Interest Entities of which we have power to control the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which Liandu WFOE has an exclusive option to purchase all or part of the equity interests and all or a portion of the assets at the minimum price possible to the extent permitted by PRC law (collectively, the “VIEs”). We understand that the 2021 Implementation Rules may have retrospective effect, such that the aforesaid contractual arrangements may be deemed to violate the 2021 Implementation Rules and any related rules and regulations, which may lead to certain adverse outcome, including, among others, the loss of the Company’s rights to direct the activities of the VIEs and to receive economic benefits from them and therefore the inability to consolidate the financial results of the VIEs into the Company’s consolidated financial statements in accordance with U.S. GAAP. As a result, we concluded that we have lost ability to control Lianwai School by the end of 31 August 2021, immediately before the 2021 Implementation Rules became effective and the financial results of Lianwai School would no longer be consolidated into our company’s consolidated financial statements since September 1, 2021, and the net assets of Lianwai School were deconsolidated from the consolidated financial statements of our company as at August 31, 2021.
Nevertheless, the local governments and their education authorities will generally issue detailed rules, guidelines or opinions on the interpretation, application and implementation of the upper-level laws after they come into effect, and the local government and education authorities in Zhejiang Province have not yet issued such rules, guidelines or opinions on the interpretation, application and implementation of the Implementation Rules as of the date hereof. We are closely monitoring the developments of the Implementation Rules and is carefully evaluating the possible impact of the 2021 Implementation Rules on its business development and financial performance. We ar also proactively seeking guidance from and cooperating with government authorities in connection with its efforts to comply with the 2021 Implementation Rules and any related rules and regulations.
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

On June 16, 2021, Lishui Municipal Education Bureau, Lishui Municipal Human Resources and Social Security Bureau, Office for Public Sector Reform Commission of Lishui, Lishui Municipal Civil Affairs Bureau and Lishui Municipal Market Supervision Administration jointly promulgated the Administrative Measures for Classification Registration of Private Schools in Lishui, which came effect on the same day.
According to the Administrative Measures, (i) the existing private schools shall continue running according to the status quo before completing the classified registration, and shall complete the classified registration according to laws and regulations by the end of 2022. Private schools providing non-diploma
education and training, private schools providing
pre-school
education and diploma education for full-time primary and secondary schools and secondary vocational education shall, in principle, submit a written application for selection of the legal person nature of schools to the approval authority by September 31, 2021. After the approval authority receives the written application of the school, the private school that meets the statutory conditions and relevant provisions shall complete the classified registration within one year; (ii) Where an existing private school opts to be registered as a non-profit
private school, its articles of association shall be amended in accordance with the law, the school may continue its running, obtain a new license for establishment of the school and complete new registration formalities; (iii) An existing private school at the non-compulsory
education stage and a training institution may opt to be registered as a for-profit
private school. Where a school running under the consistent system on the same campus applies for registration as a for-profit
private school in the
non-compulsory
education stage, the school assets shall be divided for registration and the corresponding conditions for independent school running shall be met. Otherwise, the school shall be registered as a non-profit
private school; (iv) Where an existing private school opts to be registered as a for-profit
private school, it shall make financial settlement, and the ownership of the land, school buildings, school-running accumulation and other property shall be clarified by the relevant departments of the government of the jurisdiction and the relevant agencies according to law. The school shall pay the relevant taxes and fees, go through the formalities for a new permit for the establishment of the school and make a new registration. The school may continue running during the process of the liquidation, re-handling
of the permit for the establishment of the school and registration as a legal person; and (v) When an existing private school is terminated, if there is surplus property after repayment in accordance with the Law of the People’s Republic of China on the Promotion of Private Schools, the Implementation Measures for Existing Private Schools to Change Registration Status, the Measures for the Financial Settlement of Private Schools in Zhejiang Province and other regulations, certain compensation or reward (the proportion and standard shall be determined by local authorities according to relevant laws and regulations and in combination with local actual conditions) shall be given to the capital contributors according to the application of the capital contributors and in comprehensive consideration of factors such as the capital contribution made before August 31, 2017, reasonable returns obtained and school-running benefits; the remaining property shall continue to be used for running other non-profit
schools.
On November 22, 2021, Lishui Education Bureau has promulgated the Work Plan for Classified Registration and Administration of Existing Private Schools (Kindergartens) of Lishui City, which stipulates that they shall adhere to the principles of voluntary selection, smooth classification, public welfare orientation, and compliance with laws and regulations, and strive to complete the classified registration of existing private schools by December 30, 2022. The Plan also provides a schedule for arranging the classified registration tasks, from January to October in 2022, the classified registration of the existing private schools providing compulsory education, private kindergartens and private schools providing senior high school education shall be completed. The main registration procedures for non-profit
private schools are selected as follows: (i) schools shall file an application for classified registration; (ii) the approval authority shall conduct verification and replacement of the certificate; (iii) the articles of association shall be ratified (filed for the record); and (iv) schools shall apply for registration as a legal person. In addition, the main registration procedures for for-profit
private schools are selected as follows: (i) sponsors make a pre-application
for classified registration; (ii) schools make financial settlement; (iii) sponsors apply for the pre-registration
of corporate names; (iv) sponsors make a formal application for classified registration; (v) certificates are replaced upon the approval authorities; (vi) schools apply for the registration of legal persons; (vii) schools complete the amendment registration of assets; (viii) private non-enterprise
entities apply for deregistration with the original registration authorities.
As of the date of this annual report on Form
20-F,
we have not yet received any formal notification from the competent authorities of Qingtian County requiring us to complete the classified registration of Qingtian International School as a for-profit
or
non-profit
school.
Guidelines for Further Easing the Burden of Excessive Homework and
Off-campus
Tutoring for Students at the Stage of Compulsory Education.
On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and
Off-campus
Tutoring for Students at the Stage of Compulsory Education. The guidelines stipulate a series of measures on education sector reforms designed to improve education quality, ease homework burdens for students, and restrict private investment in the industry. According to the guidelines, the reforms aim to promote the healthy development of students, improve education quality, alleviate financial burdens on parents, and institute law-based
governance of the education sector. They concentrate on education in core subjects, or compulsory education, which refers to grades
K-9,
covering the ages of approximately
6-15
years.
Pursuant to the guidelines, regional governments are no longer permitted to approve new off-campus
tutoring centers providing core or compulsory education. Existing off-campus
tutoring centers must be registered as
non-profit
institutions. Local governments must distinguish between training centers in sports, culture and art, and science and technology, and consult relevant departments to set standards for each category. The guidelines specifically ban foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities, which are investment vehicles frequently used by foreign investors to bypass restrictions in China’s education sector.

Additionally, the guidelines prohibit tutoring on weekends, public holidays, and winter and summer vacations, which are popular times for off-campus
education. Tutoring centers in core education cannot go public or be listed for financing. The guidelines call for the excessive capital in training centers to be controlled, and to ensure that financing is primarily used for operational costs. The hiring of foreign teachers and other staff must be according to relevant regulations, and firms cannot hire staff based outside of the country to carry out tutoring activities.
As of the date of this annual report on Form
20-F,
Zhejiang Province has not been selected as national pilot cities to implement the guidelines.
Regulations on Non-state Public Institution
In accordance with the provisions of the Tentative Regulations for the Registration of Public Institutions as revised by the State Council on June 27, 2004, for the purposes of these Regulations, “public institutions” refer to national social service organizations established by state organs or other organizations using state-owned assets for social welfare purposes, and engaged in education, science and technology, culture, health and other activities.
According to the Notice on Carrying out the Pilot Program for Unified Registration and Administration of Various Public Institutions issued by the Lishui People’s Government on December 31, 2015, (i) all
non-profit
public welfare institutions with state-owned assets that comply with the provisions of the Interim Regulations on the Administration of the Registration of Public Institutions, which are established with social forces and engaged in education, culture, sports, medical treatment, elderly care (health preservation) and other activities are allowed to be registered as public institutions and shall be collectively referred to as non-state public institutions, and the registration and administration of non-state public institutions shall be temporarily conducted in education and medical services; (ii) the registered non-state public institutions shall enjoy the same treatment as the public institutions of the same category except for those in which the funds are not guaranteed and the staff are not supported by the financial resources; and (iii) the founders of the non-state public institutions shall have the property ownership of the actual capital contributions (including the amount of capital added during the existence) and assume the corresponding liability for debts; during the existence of the non-state public institutions, the assets invested in them shall not be transferred by any means; the surplus income of the non-state public institutions shall not be distributed, but the corresponding investment incentive system may be established and the specific incentive standards shall be formulated by the competent departments of the industry.
In accordance with the Interim Rules of Lishui Municipality on the Administration of Registration of Public Institutions by
Non-Profit
Schools Run by Social Capital issued by Lishui Municipal Education Bureau, Lishui Municipal Human Resources and Social Security Bureau and Office for Public Sector Reform Commission of Lishui on December 29, 2015, (i) a private school that is registered as a public institution shall establish a sound and effective financial supervision system and maintain normal teaching order; (ii) a public institution risk fund system shall be established for private schools, which is earmarked for the relevant expenses for returning fees, refunding fees and compensation at the time of termination (closure) of the private school; (iii) after the school reserves development fund and withdraws other relevant expenses, the school may, on the premise that there is balance of non-fiscal
funds in school running, withdraw a certain proportion of funds from the balance of non-fiscal
funds to reward the contributors upon research and decision made by the decision-making body of the school and approval by the administrative department of education or human resources and social security. The amount of annual reward shall be calculated at a rate of not more than three times of the benchmark one-year
loan interest rate of banks with the accumulative capital contributions of the contributors as the base. The assessment of the accumulative capital contributions of the contributors shall be based on the capital verification certificate issued by a statutory capital verification institution.
Regulations on Vocational Education
According to the Vocational Education Law of the PRC, which was promulgated by the SCNPC on May 15, 1996 and came into effect on September 1, 1996, the state encourages institutional organisations, social organisations and other social groups and individuals to operate vocational schools and vocational training institutions according to relevant provisions of the state.
Vocational school education includes primary, secondary and higher vocational school education. Primary and secondary vocational school education shall be conducted respectively by primary and secondary vocational schools. Higher vocational school education shall be conducted by higher vocational schools or by common institutions of higher learning in accordance with the actual needs and conditions. Other schools may implement vocational school education at corresponding levels in accordance with the overall planning by the education administrative department. Vocational training includes pre-employment
training, training to facilitate change of occupations, apprenticeship training, on-the-job
training,
job-transfer
training and other vocational training. All these categories of training may, in light of actual conditions, be divided into three levels: primary, secondary and higher vocational training. Vocational training is carried out by the corresponding vocational training institutions and/or vocational schools. Other schools or educational institutions may, depending on their own capabilities, carry out various forms of vocational training to meet social needs.

The MOE issued the Rules on Management of Secondary Vocational Schools on May 13, 2010, according to which, the establishment of secondary vocational schools shall be based on the standards issued by the national and provincial education administrative departments and its establishment, change and termination shall be approved by or filled with the provincial education authorities. Secondary vocational schools provide a combination of academic education and vocational training, and offer full time and part time programs.
The education administrative department, the labour administrative department and other relevant departments of the State Council shall each be responsible for the work relating to vocational education within the scope of their functions and duties as specified by the State Council.
At a national conference on vocational education held in April 2021, important instructions were delivered by Xi Jinping, general secretary of the Communist Party of China (CPC) Central Committee, Chinese President and chairman of the Central Military Commission, on the development of vocational education that vocational education has a promising future and great potential as China journeys toward socialist modernisation. It was emphasised that more efforts will be made to optimise the positioning of vocational education, to promote integration between industry and education and cooperation between schools and enterprises, to reform training and schooling modes as well as management and support mechanisms, to promote bachelor-level vocational education and bring about a number of quality vocational education institutions and programs, to promote the integration of vocational education and regular education, to improve the adaptability of vocational education and speed up the development of the modern vocational education system so as to cultivate more high-quality technical professionals.
In May 2021, the State Council promulgated 2021 Implementation Rules, pursuant to which, various policies have been introduced to encourage the development vocational education, such as “public schools implementing vocational education can attract the capital, technology, management and other elements of enterprises to establish or participate in the establishment of for-profit
private schools that implement vocational education” and “enterprises are encouraged to establish or participate in the establishment of private schools that implement vocational education in various forms, such as sole proprietorship, joint venture and cooperation”.
In June 2021, the Vocational Education Law of the People’s Republic of China (Revised Draft) (the “Revised Draft”) was submitted to the 29th meeting of the Standing Committee of the 13 th
National People’s Congress for consideration and public opinions were solicited thereon. The Revised Draft provides that vocational education and regular education are of the same importance. Besides, the country encourages the government and social organisations to participate in vocational education and the establishment of vocational education systems, and also gives support to the eligible enterprises or social organisations implementing vocational education according to regulations.
In October 2021, the General Office of the Central Committee of CPC and the General Office of the State Council issued the Opinions (the “Opinions”) on Promoting the High-Quality Development of Modern Vocational Education. The Opinions has put forward that vocational education, an important part of the national education system and human resource development, shoulders the important responsibility of training diversified talents, inheriting technical skills, and promoting employment and entrepreneurship. In the new journey of building a modernised socialist country in an all-round
way, vocational education has a bright and promising future. The Opinions have also determined the development goals for vocational education by 2025: the types of vocational education are more distinctive, a modern vocational education system is basically completed, and the construction of a skillbased society is being fully promoted. The pattern of running schools will be further optimised, the conditions of running schools will be greatly improved, the enrollment scale of vocational education at undergraduate level will not be less than 10% of the enrollment scale of higher vocational education, and thus the attractiveness and training quality of vocational education will be significantly enhanced.
On April 20, 2022, the SCNPC issued the revised Vocational Education Law of the PRC, which will come into effect on May 1, 2022. According to the Law, vocational education is a type of education of the same status as general education. It is an important part of the national education system and human resources development, and an important way to cultivate diversified talents, inherit technical skills, and promote employment and entrepreneurship. Vocational education shall be planned by the government as a whole, administered at different levels, led by local authorities, given industrial guidance, school-enterprise cooperation, and participated by the whole society. The state encourages, guides, and supports enterprises and other social forces to establish vocational schools and vocational training institutions in accordance with the law. In addition, the Law also provides incentive policies such as rewards and tax incentives to enterprises that actively participate in industry-education integration and school-enterprise cooperation.
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

On January 21, 2020, the Zhejiang Provincial Development and Reform Commission, Zhejiang Provincial Department of Education, Zhejiang Provincial Department of Human Resources and Social Security and Zhejiang Provincial Market Supervision Administration promulgated the Administrative Measures for Private Education Fees, which applies to non-profit
private schools for academic education in Zhejiang province. The Administrative Measures for Private Education Fees stipulate, among other provisions, that: (1) the fee policy for private primary and secondary schools is determined by governments in accordance with the direction of marketization; (2) for the convenience of students’ study and life and under the precondition of students’ willingness, private schools can provide services and charge service fees, or collect and pay related services fees for the third service provider, who provide services. In addition, the service fee must be charged according to the fact, be settled timely and be published regularly.
On August 17, 2020, the MOE and other four ministries and commissions promulgated the Opinions on Further Standardization of Education Fee, which stipulate, among other provisions, that:
(i) The measures for the collection of fees by
non-profit
private schools shall be formulated by the people’s governments of various provinces, autonomous regions and centrally-administered municipalities; the charging criteria of for-profit
private schools are subject to market regulation and shall be determined by the schools themselves. The private schools established before November 7, 2016 which have not complete their registration procedures of their for-profit
or
non-profit
statuses must be managed according to the
non-profit
private schools’ charging policy;
(ii) In addition to completing education and teaching tasks, private schools can provide related convenient services for students, and organize research trips, after-school services, social practice and other activities, but the parts of service fees borne by the students or parents must be charged based on voluntary and non-profit
principles. If related services are provided by the third party outside the school, the school may collect and pay related services fees for the third service provider;
(iii) Private schools must publicize the charging items and standards in a prominent location in the school and indicate the charging items and standards in the admissions brochure and admission notice. If fees that should be publicized were actually not publicized, or the contents of the publicity are not in compliance with the related policies, students are entitled to refuse the payment of the fees;
(iv) Strengthen the audit for
non-profit
private schools, and strictly prohibit the sponsor of a
non-profit
private school from gaining proceeds from school running in any way.
The 2021 Implementation Rules for Private Education Laws, stipulates that a private school or the founder thereof shall not, under sponsor fee or any other item, collect or collect in disguised form any fees related to the enrollment from students or their parents. Private schools shall establish a cost accounting system for running schools, and reasonably determine the charging items and standards on the basis of the school operational costs, market demands and other factors, in compliance with the principles of fairness, lawfulness and good faith and in consideration of the economic benefits and social benefits. The people’s governments of provinces, autonomous regions and municipalities directly under the Central Government may set a ceiling for the fees charged by non-profit
private schools that the
government-run
schools participate in the establishment thereof, that use state-owned assets, or that receive government subsidies per student.
Non-profit
private schools shall use the account filed with the relevant competent authorities for the record when collecting fees or carrying out activities. The relevant competent authorities shall supervise the account. All the income of for-profit
private schools shall be incorporated into the bank settlement account opened by the schools, and the distribution of school operating balance shall be made after the annual financial settlement. Moreover, it stipulates that a private school providing compulsory education shall not conduct any transaction with any related party. Where any other private school conducts any transaction with any related party, it shall follow the principles of openness, fairness and impartiality, fix the price reasonably and regulate the decision-making, and shall not damage the state interests, the interests of the school or the rights and interests of the teachers and students. Private school shall establish an information disclosure system for their transactions with interested related parties.
As such, these rules and regulations will impact our operation and business model from the perspective of tuition and other education-related fees.
Regulations on Safety and Health Protection of Schools
Pursuant to the Food Safety Law of the PRC, which was amended on April 29, 2021, collective canteens of schools shall obtain licenses in accordance with the laws and strictly abide by the laws, regulations and food safety standards. Schools should only order meals from off-site providers
that have obtained the relevant food production licenses and should conduct regular inspections on the meal provided.
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
According to the Law on the Protection of Minors of the PRC, which was amended on October 17, 2020 and became effective on June 1, 2021, schools shall establish safety system, improve safety education among the minors and adopt measures to guarantee their personal safety.
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
Pursuant to Regulations on Administration of Security Services, which issued by State Council on October 13, 2009 and became effective on January 1, 2010, which was amended on November 29, 2020, enterprises hiring security personnel shall file with the local public security administration.
As of the date of this annual report on Form
20-F,
our schools’ canteens have acquired the applicable food operation licenses. In addition, we have submitted the recruitment of security personnel with competent authority for record.
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
On May 28, 2020, the PRC Civil Code was approved by the NPC and became effective on January 1, 2021. Upon the effective date, it abolished, among other laws, the Property Law, but the PRC Civil Code follows the current regulatory principles of the Property Law of the PRC in material respects. The Civil Code provides that non-profit
legal persons established for public welfare such as schools, kindergartens and medical institutions shall not mortgage their educational facilities, health care facilities and other public welfare facilities.
According to the Civil Code, transferable fund units and equity, property right in intellectual property rights of transferable exclusive trademark rights, patent rights, copyrights, etc., existing and future accounts receivable and other property rights that can be pledged as stipulated by any law or administrative regulation may be pledged.
As of the date of this annual report on Form
20-F,
we have
the land-use rights
of eight (8) pieces of land and the property ownership of twenty-five (25) buildings legally.

Regulations on Lease of Property
Pursuant to the Administrative Measures for Commodity Housing Leasing promulgated on December 1, 2010 and effective as of February 1, 2011, the parties to a real estate lease shall apply for lease registration with the competent construction (real estate) departments of the municipalities directly under the Central Government, cities and counties where the housing is located within 30 days after the lease contract is signed. There will be a fine below RMB1,000 on individuals who fail to make corrections within the specified time limit, and a fine between RMB1,000 and RMB10,000 on enterprises when fail to make corrections within the specified time limit.

Laws and reulations related to the protection of cyber security, data and privacy
The Cyber Security Law of the PRC, which was promulgated on November 7, 2016 and came into effect on June 1, 2017, requires that when constructing and operating a network, or providing services through a network, technical measures and other necessary measures shall be taken in accordance with laws, administrative regulations and the compulsory requirements set forth in national standards to ensure the secure and stable operation of the network, to effectively cope with cyber security events, to prevent criminal activities committed on the network, and to protect the integrity, confidentiality and availability of network data. The Cyber Security Law emphasizes that any individuals and organizations that use networks must not endanger network security or use networks to engage in unlawful activities such as those endangering national security, economic order and social order or infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of others. The Cyber Security Law has also reaffirmed certain basic principles and requirements on personal information protection previously specified in other existing laws and regulations. Any violation of the provisions and requirements under the Cyber Security Law may subject an internet service provider to rectifications, warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of qualifications, closedown of websites or even criminal liabilities.
The Data Security Law of the PRC was passed by the Standing Committee of the 13th NPC at the 29 th
Session on June 10, 2021 and came into effect on September 1, 2021. The Data Security Law requires the data processor to establish and improve a whole-process data security management system, organize data security education and training, and take corresponding technical measures and other necessary measures to safeguard data security. In conducting data processing activities by using the Internet or any other information network, the data processor shall perform the above data security protection obligations on the basis of the hierarchical cybersecurity protection system. Any violation of the provisions and requirements under the Data Security Law may subject a data processor to rectifications, warnings, fines, suspension of the related business, revocation of licenses or even criminal liabilities.
The Personal Information Protection Law of the PRC was passed by the Standing Committee of the 13th NPC at the 30th Session on August 20, 2021 and has come into effect on November 1, 2021. The Personal Information Protection Law reiterates the circumstances under which a personal information processor could process personal information and the requirements for such circumstances, such as when (i) the individual’s consent has been obtained; (ii) the processing is necessary for the conclusion or performance of a contract to which the individual is a party; (iii) the processing is necessary to fulfill statutory duties and statutory obligations; (iv) the processing is necessary to respond to public health emergencies or protect natural persons’ life, health and property safety under emergency circumstances; (v) the personal information that has been made public is processed within a reasonable scope in accordance with this Law; (vi) personal information is processed within a reasonable scope to conduct news reporting, public opinion-based supervision, and other activities in the public interest; or (vii) under any other circumstance as provided by any law or regulation. It also stipulates the obligations of a personal information processor. Any violation of the provisions and requirements under the Personal Information Protection Law may subject a personal information processor to rectifications, warnings, fines, suspension of the related business, revocation of licenses, being entered into the relevant credit record or even criminal liabilities.
On December 28, 2021, thirteen PRC governmental and regulatory agencies, including the CAC, promulgated the Measures for Cyber Security Review, which came into effect on February 15, 2022. The Measures for Cyber Security Review specifies that the procurement of network products and services by operator of critical information infrastructure and the activities of data process carried out by Internet platform operator that raise or may raise “national security” concerns are subject to strict cyber security review by Office of Cyber Security Review established by the CAC. Before critical information infrastructure operator purchases internet products and services, it should assess the potential risk of national security that may be caused by the use of such products and services. If such use of products and services may give raise to national security concerns, it should apply for a cyber security review by the Cyber Security Review Office and a report of analysis of the potential effect on national security shall be submitted when the application is made. In addition, Internet platform operators that possess the personal data of over one million users must apply for a review by the Cyber Security Review Office, if they plan listing of companies in foreign countries. The CAC may voluntarily conduct cyber security review if any network products and services and activities of data process affects or may affect national security. The cyber security review focuses on the assessment of risk factors include (i) the risk of critical information infrastructure being illegally controlled, interfered or destroyed as a result of the use of the products or services; (ii) the continuous harm to the business of critical information infrastructure by the interruption of provision of products or services; (iii) the security, openness, transparency, diversity of sources, reliability of supply and potential supply interruptions of products and services due to political, diplomatic or international trade issues; (iv) whether the products and services provider comply with PRC laws and regulations; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, illegally utilized or exited the country; (vi) regarding to listing, there are risks of critical information infrastructure, core data, important data or a large amount of personal information being influenced, controlled or maliciously used by foreign governments, as well as network information security risks; and (vii) other factors that may endanger the security of critical information infrastructure, cyber security and data security. It may take approximately 70 business days in maximum for the general cybersecurity review upon the delivery of their applications, which may be subject to extensions for a special review.
Legal Regulations over Intellectual Property in the PRC
Copyright

Pursuant to the Copyright Law of the PRC, or the Copyright Law which last amended on November 11, 2020 with the effective date of June 1, 2021. Copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law, shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial action, and offer an apology, pay damages, etc.
Furthermore, the Implementation Regulations for the Copyright Law, which was latest amended on January 30, 2013 by State Council, provides more detailed implementation guidance for copyright legal regime.
As of the date of this annual report on Form
20-F,
we have five software with computer software copyright which are relevant to our future business through our ownership in Hangzhou Youxi, including among others live streaming supervision system, Android live streaming system, and Apple live streaming system, etc.
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
As of the date of this annual report on Form
20-F,
we lawfully hold 46 registered trademarks in the PRC.
Patent
Pursuant to the Patent Law of the PRC, or the Patent Law, which was last revised on October 17, 2020 with the effective date of June 1, 2021, after the grant of the patent right for an invention or utility model, except where otherwise provided for in the Patent Law, no entity or individual may, without the authorization of the patent owner, exploit the patent, that is, make, use, offer to sell, sell or import the patented product, or use the patented process, or use, offer to sell, sell or import any product which is a direct result of the use of the patented process, for production or business purposes. And after a patent right is granted for a design, no entity or individual shall, without the permission of the patent owner, exploit the patent, that is, for production or business purposes, manufacture, offer to sell, sell, or import any product containing the patented design. Where the infringement of patent is decided, the infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc.
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
As of December 31, 2021, we had made social insurance contribution for the
PRC-based
employees based on the relevant PRC laws and regulations and practical measures.
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
As of December 31, 2021, we had made housing fund contribution for the
PRC-based
employees based on the relevant PRC laws and regulations and practical measures.
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
According to the Law for Promoting Private Education and the 2021 Implementation Rules, private schools enjoy the state preferential tax policies, while non-profit private
schools enjoy the same preferential tax treatment as public schools. In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets
by Non-PRC Resident
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
On January 7, 2021, the PBOC and the SAFE issued Notice of People’s Bank of China and State Administration of Foreign Exchange on the Adjustment of Macro-Prudential Adjustment Parameters for Cross-border Financing of Enterprises, and decided to lower the macro-prudential adjustment parameter for cross-border financing of enterprises from 1.25 to 1. As for Liandu WFOE and Lishui Mengxiang, the upper limit of the risk-weighted balance for cross-border financing = the net assets based on the latest audited financial statements ×2×1.

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

Notes:
(1) The sponsorship registration of Qingtian International School was changed to Lishui Mengxiang in August 2021. We are in the process of filing the relevant application pursuant to the PRC national and local regulations (including Zhejiang Province and Lishui City) of classification registration of private schools. As of the date of this annual report on Form 20-F, we have not received notice from the competent authorities of Qingtian County on the classified registration of private schools. We entered into a series of contractual arrangements with respect to our operation of Qingtian International School in April 2022, which arrangements took effect on August 31, 2021.
(2) Lishui Mengxiang holds 43% equity interests of Beijing Xinxiang. Given that the board of directors of Beijing Xinxiang consists of five members, three of which shall be appointed by Lishui Mengxiang, we are able to control Beijing Xinxiang by holding more than half of the voting power in the board of directors. Therefore, the financial statements of Beijing Xinxiang will be consolidated in our annual report on Form 20-F for the year ending December 31, 2022.
(3) According to PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” instead of “owners” or “shareholders.” The economic substance of “sponsorship” with respect to private schools is substantially similar to that of ownership with regard to legal, regulatory and tax matters. However, the differences between sponsorship and equity ownership can be found in the specific provisions of the laws and regulations applicable to sponsors and owners, such as provisions regarding the right to receive returns on investment and the right to the distribution of residual properties upon termination and liquidation.

Contractual Arrangements
Foreign ownership in the educational industry is subject to significant regulations in China, including strict licensing requirements. Specifically, foreign ownership is prohibited in compulsory education at the primary and middle school levels, and is restricted at the high school level. As we are a company incorporated in the Cayman Islands, our wholly-owned subsidiary in the PRC, Liandu WFOE, is viewed as a foreign-owned enterprise thus is ineligible to apply for and hold licenses to operate, or otherwise own equity interests in, primary and middle school campuses and to independently or jointly invest and operate high school pursuant to the relevant laws and regulations.
Prior to August 31, 2021, we primarily operated primary and secondary school in Baiyun campus and Yijing campus—Featured Division of Lianwai School through a series of contractual arrangements with Lishui Mengxiang, which enabled us to (i) exercise the power over our Lishui Mengxiang and Lianwai School, (ii) have the exposure or rights to variable returns from our involvement with Lishui Mengxiang and Lianwai School, and (iii) exercise the ability to affect those returns through use of its power over Lishui Mengxiang and Lianwai School.
Under the 2021 Implementation Rules which took effect on September 1, 2021, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. In particular, the prohibition over related party transactions has significantly affected the enforceability of the exclusive management services and business cooperation agreements among Liandu WFOE and Lianwai School providing compulsory education. Therefore, we re-assessed our control over Lianwai School. Based on the relevant accounting standard in accordance with U.S. GAAP, we have concluded that we have lost control of Lianwai School since August 31, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of Lianwai School. In light of such regulatory developments, on April 20, 2022, we entered into an acknowledgment agreement of contractual agreements with Lianwai School and respective directors, to confirm all the terms of rights and obligations relating to Lianwai School and the directors appointed by the sponsor under the contractual arrangements among them, and agree among the parties that such arrangements shall have been terminated on August 31, 2021. To minimize disruptions to existing students enrolled in Lianwai School, we continued to offer essential services to the students. We deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements. See “Item 5. Operating and financial Review and Prospects—A. Operating Results.”
On April 20, 2022, we entered into a series of contractual arrangements through Liandu WFOE with our VIEs, shareholders of Lishui Mengxiang and the Council Members of Qingtian International School, which enables us to (i) exercise the power over our Lishui Mengxiang and Qingtian International School, (ii) have the exposure or rights to variable returns from our involvement with our VIEs, and (iii) exercise the ability to affect those returns through use of its power over our VIEs.
We do not have any equity interest in our VIEs. However, because of these contractual arrangements, we control our VIEs through our PRC subsidiary, Liandu WFOE. We have consolidated the results of our VIEs in our consolidated financial statements included elsewhere in this annual report on Form
20-F
in accordance with U.S. GAAP. For a more detailed discussion of the basis of presentation of our consolidated financial statements, see “Item 5. Operating and financial Review and Prospects—A. Operating Results—Critical Accounting Policies.” The contractual arrangements were executed on April 20, 2022 and shall become effective on August 31, 2021. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”
Below is a summary of the material provisions of these contractual arrangements with Liandu WFOE and the shareholders of Lishui Mengxiang. For more complete information you should read these agreements in their entirety.

Exclusive Call Option Agreement.
 Under the Exclusive Call Option Agreement dated April 20, 2022, Ms. Fen Ye, Ms. Fang Ye and Ms. Hong Ye, or the shareholders of Lishui Mengxiang have irrevocably granted Liandu WFOE or its designated purchaser the exclusive right to purchase all or part of the direct and/or indirect equity interests of Lishui Mengxiang, or the Equity Call Option. The purchase price payable by Liandu WFOE or its designated purchaser in respect of the transfer of Lishui Mengxiang’s direct and/or indirect equity interest or equity interests shall be at the lowest price permitted under the PRC laws and regulations. Liandu WFOE or its designated purchaser shall have the right to purchase such proportion of Lishui Mengxiang’s interest in Qingtian International School and/or other equity interest of Lishui Mengxiang as it decides at any time. Qingtian International School provides high school education services, in which case the foreign investors are restricted to hold equity interests of Lishui Mengxiang, our Qingtian International School sponsor, in accordance with the current PRC laws and regulations. If and when the PRC laws and regulations allow Liandu WFOE or us to directly hold all or part of the school sponsor interests in Qingtian International Schooland/or all or part of other equity interests of Lishui Mengxiang and operate competent education business in the PRC, Liandu WFOE shall issue the notice of exercise of such equity call option as soon as practicable, and the percentage of interests to be purchased upon exercise of such Equity Call Option shall be no less than the maximum percentage allowed to be held by Liandu WFOE or its designated purchaser under the PRC laws and regulations. Such equity transfer price is not expressly provided for in the current PRC laws and regulations and it is uncertain whether it may be further regulated by future PRC laws and regulations. Pursuant to the Exclusive Call Option Agreement, all taxes and fees associated with the equity transfer shall be paid by Lishui Mengxiang’s shareholders and/or the direct equity holders of our VIEs upon the transfer. In the absence of written consent from Liandu WFOE, except as otherwise described in the Exclusive Call Option Agreement, Lishui Mengxiang and its shareholders shall not sell, transfer, assign or otherwise dispose of or create any encumbrance on any of Lishui Mengxiang’s assets, businesses or equity interests or procure separation or merge with any other entities. Furthermore, without written consent from Liandu WFOE, Lishui Mengxiang may not terminate any material contracts or enter into any other contracts which may contradict such material contracts, incur any indebtedness or provide any loan or guarantee to a third party, except as disclosed to Liandu WFOE, or alter the nature or scope of its business. The Exclusive Call Option Agreement will remain in force during the operation term of VIEs and any periods that are renewable pursuant to the PRC laws, and will terminate automatically when Liandu WFOE and/or its designated entities fully exercised their options to purchase all the equities of VIEs in accordance with this agreement. In addition, unless otherwise stipulated by laws, this agreement may not be terminated by Lishui Mengxiang or its shareholders unilaterally, but may only be terminated by Liandu WFOE after notice in advance.
Proxy Agreement for School’s Sponsors and Council Members.
 Pursuant to the Proxy Agreement for School’s Sponsors and Council Members dated April 20, 2022, Lishui Mengxiang has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as school sponsor of Qingtian International School to the extent permitted by the PRC laws. These rights include, but are not limited to: (a) the right to appoint and/or elect of council members of Qingtian International School; (b) the right to appoint and/or elect the supervisors of Qingtian International School; the right to put forward the School’s mission and scope of operation;(c)the right to examine or approve the Articles of Association of Qingtian International School, development planning, major projects and budget for revenues and expenditures;(d) the right to supervise the performance of Qingtian International School and the achievement of the objectives set out in the bylaw;(e) the right to establish the executive school council in accordance with the authority and procedures prescribed in the bylaw of Qingtian International School and to participate in the running and management of the School;(f) the right to access the information about the operation conditions and financial conditions of Qingtian International School;(g) the right to consult the resolutions, records, financial and accounting statements and reports of the school council meetings in accordance with the PRC laws;(h) the right to obtain reasonable returns from Qingtian International School’s Sponsor in accordance with the PRC laws;(i) the right to obtain the remaining property of Qingtian International School after the liquidation in accordance with the PRC laws;(j) the right to transfer the interests of Qingtian International School’s Sponsor in accordance with the PRC laws;(k) the right to select the profitability and non-profitability
of the characteristic of Qingtian International School in accordance with the PRC laws, regulations or regulatory documents; and(l) any other rights of Qingtian International School’s Sponsor provided by other applicable laws and regulations of the PRC and the articles of association of Qingtian International School (as amended from time to time).

The appointed Council Members of Qingtian International School from Lishui Mengxiang has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as school sponsor of Qingtian International School to the extent permitted by the PRC laws. These rights include, but are not limited to: (a) acting as the agent of Qingtian International School’s Sponsor to attend the council meeting of Qingtian International; enjoying the right to speak, propose, vote, elect and stand for election, and the right to know, propose and supervise council meeting and business activities carried out by Qingtian International School; (b) exercising the voting rights on behalf of Qingtian International School’s Sponsor for all matters requiring discussion and resolution of the council; (c) proposing to convene a council meeting of Qingtian International School; (d) signing the council meeting minutes, council meeting resolutions or other legal documents that the Appointed Council Members has the right to sign as the council member of Qingtian International School; (e) instructing the legal representative, the financial, business and administrative chiefs, etc. of Qingtian International School to act in accordance with the Trustee’s intention; (f) exercising other rights of the council member and council members’ voting rights under the articles of association (including any other council members’ voting rights as stipulated in the amended articles of association) of Qingtian International School; (g) handling legal procedures containing registration, examination and approval and license of schools at the competent departments of government; and (h) any other rights of the Council Member as pursuant to the applicable PRC laws, regulations and the articles of association (as amended from time to time) of Qingtian International School’s.In addition, each of Lishui Mengxiang and the Council Members of Qingtian International School have irrevocably agreed that (i) Liandu WFOE may delegate its rights under the Proxy Agreement for School’s Sponsors and Council Members to the directors of Liandu WFOE or its designated person, without prior notice to or approval by Lishui Mengxiang and the Council Members of Qingtian International School; and (ii) any person as successor of civil rights of Liandu WFOE or liquidator by reason of subdivision, merger, liquidation of Liandu WFOE or other circumstances shall have authority to replace Liandu WFOE to exercise all rights under the Proxy Agreement for School’s Sponsors and Council Members.
Proxy Agreement for Shareholders.
 Pursuant to the Proxy Agreement for Shareholders dated April 20, 2022, each shareholder of Lishui Mengxiang has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as the shareholder to the extent permitted by the PRC laws. These rights include, but are not limited to: (a) the right to attend the shareholders’ meeting of our school acting as WFOE’s nominee; (b) the right to vote on behalf of the sponsors for all matters requiring discussion and resolution of the shareholders’ meeting; (c) the right to sign the shareholders’ minutes, resolutions or other legal documents; (d) the right to indicate the directors, the legal representative, etc. to act in accordance with WFOE’s intention; (e) the right to handle legal procedures containing registration, examination and approval and license of schools at the competent departments of governments; (f) the right to decide to transfer or otherwise dispose of the equity of our school; (g) any other shareholder rights as pursuant to the applicable PRC laws, regulations and our school’s articles of association as amended from time to time.
Business Cooperation Agreement
.
 Pursuant to the Business Cooperation Agreement dated April 20, 2022 , Liandu WFOE shall provide technical services, management support and consulting services necessary for the private education business, and in return, our VIEs shall make payments accordingly. In particular, such services include but not limited to developing curriculum, conducting market research and offering management and marketing advice, providing technology services, providing public relations services, providing support for teacher hiring and training and providing other services that our VIEs may need from time to time. Without the prior consent of Liandu WFOE, none of our VIEs may accept such services provided by any third party. As part of the business cooperative agreement, VIEs and the shareholders of Lishui Mengxiang agree that they will not take any actions except as otherwise described in the Business Cooperation Agreement, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of our VIEs, disposing of their equity interests in our VIEs, or paying dividends or other similar payments to the sponsors or the shareholders VIEs in the absence of written consent from Liandu WFOE. The aforementioned agreements will terminate automatically when Liandu WFOE and/or its designated entities fully exercised their options to purchase all the equities held by Nominee Shareholders in accordance with the Exclusive Call Option Agreement. In addition, unless otherwise stipulated by laws, this agreement may not be terminated by VIEs or the shareholders, but may only be terminated by Liandu WFOE after notice in advance.
Exclusive Technical Service and Business Consulting Agreement.
 Pursuant to the Exclusive Technical Service and Business Consulting Agreement dated April 20, 2022 , Liandu WFOE agreed to provide exclusive technical services to Qingtian International School and Qingtian International School’s sponsor, Lishui Mengxiang. Furthermore, Liandu WFOE agreed to provide exclusive business consultancy services to Qingtian International School and Qingtian International School’s sponsor. In consideration of the technical and business consultancy services provided by Liandu WFOE, Qingtian International School and Qingtian International School’s sponsor agreed to pay Liandu WFOE a service fee withdrawn from their respective amount of surplus from operations after deducting all costs, expenses, taxes, losses (if required by the law) and the legally development fund of the respective school (if required by the law) and other costs and funds that shall be retained at Qingtian International School in accordance with applicable PRC laws. Liandu WFOE has the right (but not the obligation) to adjust the amount of such service fee by reference to the actual services provided and the actual business operations and needs of Qingtian International School and Qingtian International School’s sponsor, provided that any adjusted amount shall not exceed the amount mentioned above. Qingtian International School and Qingtian International School’s sponsor do not have any right to make any such adjustment. Unless otherwise prescribed under the PRC laws and regulations, Liandu WFOE shall have exclusive proprietary rights to any technology and intellectual property developed and materials prepared in the course of the provision of research and development, technical support and services by Liandu WFOE to Qingtian International School and Qingtian International School’s sponsor, and any intellectual property in the products developed, including any other rights derived thereunder, in the course of performance of obligations under the Exclusive Technical Service and Business Consulting Agreement and/or any other agreements entered into between Liandu WFOE and our VIEs.

Equity Pledge Agreement
. Pursuant to the Equity Pledge Agreement dated April 20, 2022, the shareholders unconditionally and irrevocably pledged all of their equity interests in Lishui Mengxiang to Liandu WFOE to guarantee performance of the obligations of our VIEs under the Exclusive Call Option Agreement, Business Cooperation Agreement, Exclusive Technical Service and Business Consulting Agreement, Proxy Agreement for Shareholders, Proxy Agreement for School’s Sponsors and Council Members and Loan Agreement, each as described above the shareholders of Lishui Mengxiang agreed that without prior written consent of the PRC WFOE, they shall not transfer or dispose of the pledged equity interests, or create or allow any encumbrance on the pledged equity interests. Unless otherwise stipulated by laws, this agreement may not be terminated by Lishui Mengxiang or the shareholders of Lishui Mengxiang unilaterally, but may only be terminated by the Liandu WFOE after notice in advance. The equity pledge agreement remains in full force and effect until all of the obligations under the contractual arrangements have been duly performed or the guaranteed debts are duly paid. The pledge of equity interests in Lishui Mengxiang has been duly registered with the local branch of SAIC and is effective upon such registration.
After consulting with our PRC legal counsel, we are of the view that:

•	the ownership structures of Liandu WFOE and our VIEs currently will not violate any applicable PRC law, regulation, or rule currently in effect; and

•
the contractual arrangements among Liandu WFOE, our VIEs, Ms. Fen Ye, Ms. Hong Ye and Ms. Fang Ye, Qingtian International School and Qingtian International School’s Council Members governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to us. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”
D. Property, Plants and Equipment
Our headquarters are located in Lishui City, Zhejiang Province, the People’s Republic of China. As of December 31, 2021, we owned the land use rights for eight parcels of land in the PRC with a total site area of approximately 104,739 sq.m. We also owned 25 buildings with a total gross floor area of approximately 86,518 sq.m.
On January 29, 2019, Qingtian Zhongyi Education Investment as the tenant entered into a lease agreement with Qingtian High School of Zhejiang Province as the landlord. The lease cover the facilities and properties with a total aggregate area of approximately 9,012 sq.m, and the lease for this space will expire in July 2022. Currently, the lease properties serve as the educational buildings, premises and campus for Qingtian International School. The term of this lease is for three years from August 1, 2019 and the rental fees was RMB 600,000 (including tax) each year. The termination of this lease agreement during the lease period will be subject to further negotiation between the parties and the approval of the local Education Bureau.
On June 9, 2021, Qingtian International School as the tenant entered into two lease agreements with the third parties as the landlords. The leases cover the properties with a total aggregate area of approximately 840 sq.m, and the leases for this space will expire in August 2024. Such leased properties serve as the teacher dormitories for Qingtian International School. We believe that there is sufficient supply of properties in China, and thus we do not rely on existing leases for our business operations. The term of each of these leases is for three years from 26 August, 2021 and the rental fees was RMB336,000 in total for three years.
Pursuant to the applicable PRC laws and regulations, parties to a lease agreement are required to file the lease agreements for registration and obtain property leasing filing certificates for their leases. As of the date of this annual report, we had not completed lease registration of the properties we leased in China. Although failure to register or file a lease does not in itself invalidate the leases, we may be required by relevant government authorities to file the lease agreements to complete the registration formalities and may be subject to a fine for non-registration
within the prescribed time limit, which may range from RMB1,000 to RMB10,000 per lease agreement. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Business and Industry.”
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
Overview
We are a prominent private primary and secondary education service provider in Lishui City, Zhejiang Province. According to the Frost & Sullivan report, we were one of the top ten private primary and secondary education institutes in Zhejiang Province in terms of the students enrolled on a monthly average basis for the 2019/2020 school year. We ranked second among the top private primary and secondary education institutes and second among the top private primary and middle school (excluding high school) education institutes in Lishui City both in terms of the students enrolled on a monthly average basis for the 2019/2020 school year. As of the date of this annual report on Form
20-F,
we are still one of the pioneers in the industry to provide education services in Zhejiang Province.
In 2003, we launched our Lianwai School in Lishui City, Zhejiang Province. Prior to August 31, 2021, we primarily operated primary and secondary school in Baiyun campus and Yijing campus—Featured Division of Lianwai School through a series of contractual arrangements with Lishui Mengxiang, which enabled us to (i) exercise the power over our Lishui Mengxiang and Lianwai School, (ii) have the exposure or rights to variable returns from our involvement with Lishui Mengxiang and Lianwai School, and (iii) exercise the ability to affect those returns through use of its power over Lishui Mengxiang and Lianwai School.
Under the 2021 Implementation Rules which took effect on September 1, 2021, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. In particular, the prohibition over related party transactions has significantly affected the enforceability of the exclusive management services and business cooperation agreements among Liandu WFOE and Lianwai School providing compulsory education. Therefore, we re-assessed our control over Lianwai School. Based on the relevant accounting standard in accordance with U.S. GAAP, we have concluded that we have lost control of Lianwai School since August 31, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of Lianwai School. In light of such regulatory developments, on April 20, 2022, we entered into an acknowledgment agreement of contractual agreements with Lianwai School and respective directors, to confirm all the terms of rights and obligations relating to Lianwai School and the directors appointed by the sponsor under the contractual arrangements in relation to Lianwai School, and agree among the parties that such arrangements shall have been terminated on August 31, 2021. To minimize disruptions to existing students enrolled in Lianwai School, we continued to offer essential services to the students. We deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements.
We mainly offer high school education services at Qingtian International School which was acquired by us in November 2021. Our VIE, Lishui Mengxiang completed the required registration to hold 100% sponsorship interests of Qingtian International School in August 2021. On April 20, 2022, we entered into a series of contractual arrangements through Liandu WFOE with our VIEs, shareholders of Lishui Mengxiang and the Council Members of Qingtian International School, which enables us to (i) exercise the power over our Lishui Mengxiang and Qingtian International School, (ii) have the exposure or rights to variable returns from our involvement with our VIEs, and (iii) exercise the ability to affect those returns through use of its power over our VIEs.
We have explored and considerated business opportunities beyond high school education. We took steps to expand into online education and vocational education. In February 2021, we completed the acquisition of 100% equity interests of Hangzhou Youxi for the layout of online education. In January 2022, we formed Beijing Xinxiang with Beijing R.R.Z. to provide vocational education in the healthcare industry. Given that the board of directors of Beijing Xinxiang consists of five members, three of which shall be appointed by Lishui Mengxiang, we are able to control Beijing Xinxiang by holding more than half of the voting power in the board of directors. Therefore, the financial statements of Beijing Xinxiang will be consolidated in our annual report for the year ending December 31, 2022.

In April 2022, as part of the transactions contemplated under our investment cooperation agreement with Beijing S.K. in July 2021 to expand our business into vocational education, we entered into definitive agreements to acquire 100% equity interests of Beijing P.X., a wholly-owned subsidiary of Beijing S.K., which in turn holds 100% equity interests of Chuangmei Weiye and Hainan Jiangcai, and the sponsorship interests of Langfang School. As of the date of this annual report on Form 20-F, the administrative procedures with the PRC governmental authorities to amend the registration reflecting the result of the acquisition have not been completed due to the effects of COVID-19 pandemic.
Our net revenues for continuting operation were RMB13.4 million, RMB25.7 million and RMB34.4 million (US$5.4 million) in 2019, 2020 and 2021, respectively. We had net income RMB47.2 million and RMB33.6 million in 2019, 2020 and we had net loss RMB243.8 million (US$38.3 million) and 2021.
Major Factors Affecting Our Results of Operations
We believe that our results of operations are affected by the following factors:
Demand for Private Education in Zhejiang Province and the Rest of China
We currently offer the private education services in Zhejiang Province, China. Our operations are driven by the growth of demand for private education in Zhejiang Province and the rest of China. As one of the provinces with the highest per capita disposable income, Zhejiang Province has been a pioneer region for private primary and secondary education in China. The demand for private high schools is robust in Zhejiang Province. Penetration of private schools in China increased over the past five years, which has indicated that an increasing number of students have chosen to go to private schools instead of public ones and this trend is likely to continue in the future. The development of private education markets are driven by a number of factors, including increasing urbanization and associated increased demand for private education, diversified course offerings, improved quality of private education and continuous government support. We believe that these factors will continue to have an impact on the demand for the private education market in Zhejiang Province and the rest of China, which may in return affect our results of operations.
Level of our student enrollment
Our net revenues and profitability are dependent on the level of student enrollment at our schools. According to the Frost & Sullivan report, we were one of the top ten private primary and secondary education institutes in Zhejiang Province in terms of the students enrolled on a monthly average basis for the 2019/2020 school year. The total number of students enrolled in Lianwai School was 4,558, 4,855 and 5,147 as of September 1, 2019, 2020 and 2021, respectively. The total number of students enrolled in Qingtian International School was 524 as of September 1, 2021.
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
Our student enrollment level is also affected by the capacity of our school. Our Qingtian International School recorded a utilization rate of 77.0% as of September 1, 2021. Subject to the capacity of our school, we expect that our number of students will increase steadily by school year as we continue to recruit more students than graduates/withdrawals from our school.

Our tuition, meal and accommodation services fees
Our net revenues generally consist of tuition, meal and accommodation fees. The tuition and accommodation service fees we charge are subject to approval by the competent government pricing authorities. The pricing standards on tuition and accommodation fees for diploma education applied to privately-run
schools shall be determined by the competent authorities with reference to the operating costs of the schools. The base price for each privately-run
school shall be approved by the competent governmental departments for both price and education, namely Lishui Development and Reform Commission and Lishui Education Bureau. The school may determine specific charging rates within applicable floating range on its own, and implement such rates after reporting to those governmental departments and making announcements to the public. For primary and middle school students, our Lianwai School’s approved base prices are (i) RMB13,000 per semester for tuition at our Baiyun Campus and RMB20,000 per semester for Yijing Campus—Featured Division, and (ii) RMB1,250 per semester for accommodation fees at our Baiyun Campus and RMB2,000 per semester for Yijing Campus—Featured Division. For high school students, our Qingtian International School’s approved base prices are RMB12,000 per semester for tuition and RMB600 per semester for accommodation fees. The floating range applicable to our Lianwai School is no more than 50% of the base prices due to high school-running costs or significant input as confirmed by the competent education department. Our tuition and accommodation fees are within the applicable floating range based on the approved base prices. In the event that we consider it necessary to increase the base prices based on the costs, we will initiate communications with the competent price authority which will issue a written notice instructing us the required application materials to be submitted. The new charging rates will be determined and issued after on-site
examination and review of the materials by the competent price authority. The processing time of this procedure is approximately one to two months. The tuition rates we charge are typically based on the demand for our educational programs, the cost of our operations, the tuition rates charged by our competitors, our pricing strategy to gain market share and general economic conditions in China and the areas in which our campuses are located. We believe high-quality educational resources and school infrastructure will allow us to raise our tuition rates to the extent permitted by the government. We believe that we remain competitive leveraging on our reputation and our ability to attract and retain students even if we raise our tuition rates.
Our ability to control operating costs and expenses
Our cost of revenues primarily consists of salaries and welfare for our teachers, utilities and costs for food, books and school uniforms. Our general and administrative expenses primarily consist of salaries and welfare for our administrative staff and office expenses. Our profitability depends, in part, on our ability to control our operating costs and expenses. We highly value our teachers and invest in our teachers heavily, through extensive training opportunities and competitive compensation levels. The number of teachers employed by Lianwai School was 322, 351 and 370 as of September 1, 2019, 2020 and 2021, respectively. The number of teachers employed by Qingtian International School was 62 as of September 1, 2021. Salaries and welfare for our teachers increased by 8.7% from RMB84.9 million in 2020 to RMB92.3 million (US$14.5 million) in 2021. Salaries and welfare for our teachers increased 19.7% from RMB70.9 million in 2019 to RMB84.9 million (US$13.0 million) in 2020. Our strategy is to maintain and attract more high-quality teachers, by continuing to increase teachers’ salaries and other benefits from time to time to maintain our competitiveness in the market. As we continue to increase our student base and expand our operations, our utilities, costs for food, books and school uniforms and general and administrative expenses may increase accordingly. Our capability to effectively control operating costs and expenses will continue to affect our results of operations.
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

Key Components of Results of Operations
Net revenues
The following table sets forth the contribution of revenue of continuing operation.

	For the years ended December 31,
	2019	2020	2021
		RMB
Revenue from Affected Entity ：
Rental revenue	9,340,573	15,284,572	14,152,381
Food procurement services	—	5,314,719	10,864,732

Subtotal	9,340,573	20,626,291	25,017,113
Revenue from related party ：
Rental revenue	2,373,333	1,668,572	906,667
Revenue from third parties ：
Tuition fees	—	—	4,146,247
Accommodation	—	—	228,526
Uniform	—	1,932,094	1,334,416
Rental revenue	952,381	104,761	76,191
Meals	—	—	591,304
Others	765,316	1,373,236	2,136,308

Subtotal	1,717,697	3,410,091	8,512,992

Total revenue	13,431,603	25,704,954	34,436,772

Under the 2021 Implementation Rules which took effect on September 1, 2021, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. In particular, the prohibition over related party transactions has significantly affected the enforceability of the exclusive management services and business cooperation agreements among Liandu WFOE and Lianwai School providing compulsory education. Therefore, we re-assessed our control over Lianwai School. Based on the relevant accounting standard in accordance with U.S. GAAP, we have concluded that we have lost control of Lianwai School since August 31, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of Lianwai School. In light of such regulatory developments, on April 20, 2022, we entered into an acknowledgment agreement of contractual agreements with Lianwai School and respective directors, to confirm all the terms of rights and obligations relating to Lianwai School and the directors appointed by the sponsor under the contractual arrangements in relation to Lianwai School, and agree among the parties that such arrangements shall have been terminated on August 31, 2021. To minimize disruptions to existing students enrolled in Lianwai School, we continued to offer essential services to the students without recognizing any revenues relating to Lianwai School from September 1, 2021. We deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements. For continuing operations, our net revenues were RMB13.4 million, RMB25.7 million and RMB34.4 million (US$5.4 million) in 2019, 2020 and 2021, respectively.
Rental revenue from Lianwai School refers to premises we own and lease to Lianwai School as its school facilities before August 31, 2021. Our subsidiary, Xianke, established in August 2020, also offers meal procurement services to Lianwai School and charges meal fee based on the actual procurement. Given that such services offered to Lianwai School may be continued or provided to other third parties in compliance with the PRC laws, the revenue generated from Lianwai School were still recast in the continuing operations of the current and comparative period financial statements without being eliminated in consolidation. Under the 2021 Implementation Rules, private schools providing compulsory education is prohibited from being controlled through contractual arrangement and conducting transactions with its related parties. As a result, we terminated the contractual arrangements with respect to Lianwai School on August 31, 2021. However, in order to keep Lianwai School in daily operation, we continued to provide essential services without recognizing any revenues relating to Lianwai School from September 1, 2021. For the years ended December 31, 2019, 2020 and 2021, revenue from Lianwai School were RMB9.3 million, RMB20.6 million and RMB25.0 million, respectively.
Revenue from related parties refers to the rental income generated from premises we own and lease to Lishui Yuanmeng Training Company Limited as a training venue and to Liandu Foreign Language School Kindergarten as its kindergarten facilities. We ceased to lease our non-education space to Lishui Yuanmeng Training Company Limited after February 28, 2021. According to the lease agreement entered into with Lianwai Foreign Language School Kindergarten, the term of lease is three years commencing from January 2019 to January 2022. For the years ended December 31, 2019, 2020 and 2021, revenue from related parties were RMB2.4 million, RMB1.7 million and RMB0.9 million, respectively.
The third parties rented our
school non-education space
for grocery stores, selling stationeries or snacks etc. to students which were operated directly by the lessee. The total rental revenue for third parties rental was RMB952.4 thousands, RMB104.8 thousands and RMB76.2 thousands for the years ended December 31, 2019, 2020 and 2021, respectively.

In August, 2021, we acquired 100% of the sponsorship interests of Qingtian International School. Qingtian International School offered high school education services and our high school curriculum programs were designed for students from overseas Chinese families returning to China who were commonly known as the overseas Chinese returnees. We offer high school curriculum programs and accommodation service to the students in Qingtian International School, and generally charge our students tuition and accommodation fees prior to the beginning of each semester. During the stay in school, students are offered meals, and meal fees are collected each time students had meal. For the 2021/2022 school year, we had 527 students admitted to our Qingtian International School. For the year ended December 31, 2021, revenue generated by Qingtian International School was RMB5.0 million.
The following table sets forth the number of students enrolled at our school as of the dates indicated.

	As of September 1,
	2021
	Number	%
Qingtian International School
Boarding	447	85.0%
Non-boarding	80	15.0%

Total	527	100.0%

In addition, we sell school uniform and other necessities to students in Lianwai School. For the 2019/2020, 2020/2021 and 2021/2022 school year, we had 4,545, 4,855 and 5,147 students admitted to our Lianwai School. For the years ended December 31, 2019, 2020 and 2021, revenues from selling uniforms and other necessities to students were nil, RMB1.9 million and RMB1.3 million, respectively.
Cost of revenues
For continuing operation, our cost of revenues primarily consists of salaries, welfare costs, cost for food, books and uniform, depreciation and amortization, utilities, tax surcharges and maintenance and repairs. Our cost of revenues was RMB4.8 million, RMB10.8 million and RMB17.4million (US$2.7million) in 2019, 2020 and 2021, accounting for 35.5%, 41.8% and 50.4% of our net revenues for the same periods, respectively.
Gross profit
Our gross profit was RMB8.7 million, RMB15.0 million and RMB17.1 million (US$2.7 million) in 2019, 2020 and 2021, respectively. Our gross profit margin was 64.5%, 58.2% and 49.6% in 2019, 2020 and 2021, respectively. The continuous decrease in gross profit margin was primarily due to the operation of Qingtian International School with lower gross margin in 2021.
General and administrative expenses
Our general and administrative expenses primarily consist of salaries and welfare for our non-teaching staff,
office expenses, professional service fees, business entertainment fees, traveling and courier service expenses and others. Our general and administrative expenses were RMB2.1 million, RMB10.1 million and RMB18.4 million (US$2.9 million) in 2019, 2020 and 2021, respectively, accounting for 15.8%, 39.4% and 53.4% of our net revenues for the same periods, respectively.
Interest expense
Our interest income is generated from our interest-bearing bank deposits. Our interest expense arises from our bank borrowings. Our interest expense was RMB1.7 million, RMB0.9 million and RMB2.4 million (US$0.4 million) in 2019, 2020 and 2021, accounting for 12.9%, 3.5% and 6.9% of our net revenues for the same periods, respectively.
Other (loss)/income, net
Our other income consists of government grants and other miscellaneous income/(cost). Government grants represented subsidies from various government authorities in China in relation to our school operation. Other miscellaneous income/(cost) consists of investment income, non-operating income
and expenses, bank charges and others. Our other loss, net was RMB23 thousands and RMB1 thousands in 2019 and 2020, respectively. Our other income, net was RMB4.6million (US$0.7 million) in 2021, accounting for 0.2%, 0.0% and 13.4% of our net revenues for the same periods, respectively.

Taxation
Cayman Islands
We are incorporated in the Cayman Islands and conduct our primary business operations through the wholly foreign-owned subsidiary and consolidated VIEs in China. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.
Hong Kong
Our Hong Kong subsidiary, Hong Kong Mengxiang Education Development Group Limited, is located in Hong Kong and is subject to an income tax rate of 16.5% for its estimated assessable profit for the years ended December 31, 2019, 2020 and 2021. Dividend income received from subsidiaries in China is not subject to Hong Kong profit tax. We made no provision for Hong Kong profits tax in our consolidated financial statements as our Hong Kong subsidiary had no assessable profit in 2019, 2020 and 2021.
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
20-F.
The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the year ended December 31,
	2019		2020		2021
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue

	(in thousands, except for percentage, share and per share data)
Net revenues:
Revenue from related parties	2,373	17.7%	1,669	6.5%	907	142	2.6%
Revenue from third party	1,718	12.8%	3,410	13.3%	8,513	1,336	25.7%
Revenue from Affected Entity	9,341	69.5%	20,626	80.2%	25,017	3,926	72.6%

Total net revenue	13,432	100.0%	25,705	100.0%	34,437	5,404	100.9%
Cost of revenues	(4,765)	(35.5%)	(10,752)	(41.8%)	(17,356)	(2,724)	(50.4%)

Gross profit	8,667	64.5%	14,953	58.2%	17,080	2,680	50.5%

Operating expenses:
General and administrative expenses	(2,121)	(15.8%)	(10,124)	(39.4%)	(18,373)	(2,883)	(53.4%)

Total operating expenses	(2,121)	(15.8%)	(10,124)	(39.4%)	(18,373)	(2,883)	(53.4%)

Operating income/(loss)	6,547	48.7%	4,829	18.8%	(1,292)	(203)	(3.8%)

Interest expense	(1,738)	(12.9%)	(897)	(3.5%)	(2,393)	(376)	(6.9%)

Interest income	13	0.1%	17	0.1%	15	2	—
Other (loss)/income, net	(23)	(0.2%)	(1)	—	4,591	720	13.3%

Income before income tax expense	4,799	35.7%	3,946	15.4%	920	144	2.6%
Income tax expense	—	—	—	—	(671)	(105)	(1.9%)
Income from continuing operations, net of tax	4,799	35.7%	3,946	15.4%	249	39	0.7%

Income/(loss) from discontinued operation, net of tax	42,438	316.0%	29,639	115.3%	(244,069)	(38,300)	(708.7%)

Net income/(loss)	47,237	351.7%	33,585	130.7%	(243,820)	(38,261)	(708.0%)

Net income/(loss) attributable to the Company’s ordinary shareholders	47,237	351.7%	33,585	130.7%	(243,820)	(38,261)	(708.0%)

Other comprehensive loss
Foreign currency translation adjustment, net of nil tax	—	—	(7,957)	(31.0%)	(4,586)	(720)	(13.3%)

Comprehensive income/(loss)	47,237	351.7%	25,628	99.7%	(248,406)	(38,980)	(721.3%)

Total comprehensive income/(loss) attributable to the Company’s ordinary shareholders	47,237	351.7%	25,628	99.7%	(248,406)	(38,980)	(721.3%)

Year ended December 31, 2020 compared to year ended December 31, 2021
Net revenues
. Our net revenues increased by 34.0% from RMB25.7 million in 2020 to RMB34.4 million (US$5.4 million) in 2021, primarily due to an increase in revenue from food procurement services from Xianke and the tuition fees from Qingtian International School.
Cost of revenues
. Our cost of revenues increased by 61.4% from RMB10.1 million in 2020 to RMB17.4 million (US$2.7 million) in 2021, primarily due to an increase in the cost from the operation of Qingtian International School, such as the salary and welfare of teachers, leasehold improvement fees of infrastructure and deprecation expenses.
Gross profit
. As a result of the foregoing, our gross profit increased by 14.2% from RMB15.0 million in 2020 to RMB17.1 million (US$2.7 million) in 2021. Our gross margin decreased from 58.2 % in 2020 to 49.6% in 2021, primarily due to the lower gross margin for operation of Qingtian International School.
General and administrative expenses
. Our general and administrative expenses increased by 81.5% from RMB10.1 million to RMB18.4 million (US$2.9 million) in 2021, primarily due to the increased salary and welfare of staffs, newly incurred expenses raised by Qingtian International School, increased consulting fees and property insurance fees.
Income/(loss) from operations
. As a result of the foregoing, our income from operations decreased by 126.8% from RMB4.8 million in 2020 to loss of RMB1.3 million (US$0.2 million) in 2021.
Interest expense
. Our interest expense increased by 166.7% from RMB0.9 million in 2020 to RMB2.4 million (US$0.4 million) in 2021, primarily due to increased borrowings from banks to fullfill the need of business development.
Other (loss)/income, net
. Our other loss, net increased from RMB1 thousands in 2020 to net income of RMB4.6 million (US$0.7 million) in 2021, primarily due to the government grants received and gain from the acquisition of Hangzhou Youxi.
Income from operations, net of tax
. As a result of the foregoing, our income from operations, net of tax decreased by 93.7% from RMB3.9 million in 2020 to RMB0.2 million (US$0.1 million) in 2021.

Income/(loss) from discontinued operations, net of tax
. Our net income from discontinued operations decreased from RMB29.6 million in 2020 to net loss of RMB 244.1 million (US$38.3 million) in 2021, due to the one-off
loss upon deconsolidation of Lianwai School.
Net income/(loss)
. Our net income decreased from RMB33.6 million in 2020 to net loss of RMB 243.8 million (US$38.3 million) in 2021, as a result of the foregoing.
Year ended December 31, 2019 compared to year ended December 31, 2020
Net revenues
. Our net revenues increased by 91.4% from RMB13.4 million in 2019 to RMB25.7 million (US$3.9 million) in 2020, primarily due to an increase in rental revenue and new meal procurement services.
Cost of revenues
. Our cost of revenues increased by 125.7% from RMB4.8 million in 2019 to RMB10.8 million (US$1.7 million) in 2020, primarily due to increase in operating costs of new food procurement services.
Gross profit
. As a result of the foregoing, our gross profit increased by 72.5% from RMB8.7 million in 2019 to RMB15.0 million (US$2.3 million) in 2020. Our gross margin decreased from 64.5% in 2019 to 58.2% in 2020, primarily due to the lower gross margin of the new meal procurement services.
General and administrative expenses
. Our general and administrative expenses increased by 377.4% from RMB2.1 million in 2019 to RMB10.1 million (US$1.6 million) in 2020, primarily due to the audit and review service fee incurred in our initial public offering and listing in 2020.
Income from operations
. As a result of the foregoing, our income from operations decreased by 26.2% from RMB6.5 million in 2019 to RMB4.8 million (US$0.7 million) in 2020.
Interest expense
. Our interest expense decreased by 48.4% from RMB1.7 million in 2019 to RMB0.9 million (US$0.1 million) in 2020 primarily due to our repayment of bank borrowings.
Income from operations, net of tax
. As a result of the foregoing, our income from operations, net of tax decreased by 17.8% from RMB4.8 million in 2019 to RMB3.9 million (US$0.6 million) in 2020.
Income from discontinued operations, net of tax
. As a result of the foregoing, our income from discontinued operations, net of tax decreased by 30.2% from RMB42.4 million in 2019 to RMB29.6 million (US$4.5 million) in 2020.
Net income
. Our net income decreased by 28.9% from RMB 47.2 million in 2019 to RMB33.6 million (US$5.1 million) in 2020, as a result of the foregoing.
Recent Accounting Pronouncements
For detailed discussion on recent accounting pronouncements, see Note 2 to our Consolidated Financial Statements.
Inflation
Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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
In 2018, we entered into a series of contractual arrangements, including loan agreement, exclusive call option agreement, proxy agreements and power of attorney for shareholders, proxy agreements and power of attorney for school’s sponsors and directors, equity pledge agreements, spousal undertakings, business cooperation agreement and exclusive technical services and business consulting agreements, with Lianwai School, Lishui Mengxiang and their respective shareholders. Before the 2021 Implementation Regulations became effective, as a result of our direct ownership in Liandu WFOE and the contractual arrangements relating to our VIEs and their respective shareholders, we are regarded as the primary beneficiary of our VIEs in accordance with ASC 810, and we treat them as our consolidated affiliate Chinese entities under U.S. GAAP. We have consolidated the financial results of our VIEs in our consolidated financial statements in accordance with U.S. GAAP.
Lianwai School
Prior to August 31, 2021, we primarily operated primary and secondary school in Baiyun campus and Yijing campus—Featured Division of Lianwai School through a series of contractual arrangements with Lishui Mengxiang. Under the 2021 Implementation Rules which took effect on September 1, 2021, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. In particular, the prohibition over related party transactions has significantly affected the enforceability of the exclusive management services and business cooperation agreements among Liandu WFOE and Lianwai School providing compulsory education. Therefore, we re-assessed our control over Lianwai School. Based on the relevant accounting standard in accordance with U.S. GAAP, we have concluded that we have lost control of Lianwai School since August 31, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of Lianwai School. In light of such regulatory developments, on April 20, 2022, we entered into an acknowledgment agreement of contractual agreements with Lianwai School and respective directors, to confirm all the terms of rights and obligations relating to Lianwai School and the directors appointed by the sponsor under the contractual arrangements among them, and agree among the parties that such arrangements shall have been terminated on August 31, 2021. To minimize disruptions to existing students enrolled in Lianwai School, we continued to offer essential services to the students. We deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements.
Qingtian International School
On August 24, 2021, we acquired 100% of the sponsorship interests of Qingtian International School. Thereafter, we entered into a series of contractual arrangements through Liandu WFOE with our VIEs, shareholders of Lishui Mengxiang and the Council Members of Qingtian International School, including Exclusive Call Option Agreement, Proxy Agreement for School’s Sponsors and Council Members, Proxy Agreement for Shareholders, Business Cooperation Agreement, Exclusive Technical Service and Business Consulting Agreement, Equity Pledge Agreement, etc, which become effective since August 31, 2021. We have consolidated the results of Qingtian International School in our consolidated financial statements since August 31, 2021, in accordance with U.S GAAP through these VIE contractual arrangements.

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
We mainly offer school curriculum education services, including primary, middle and high school, to students. During the stay in schools, the students are offered meals (including breakfast, lunch, dinner and snacks) and accommodation. Meal fees and accommodation fees are collected in advance prior to the beginning of each semester in Lianwai School. Meal fees are collected each time students had meal in Qingtian International School. Schools provide school uniforms to the students with payment also made prior to the beginning of each semester. Schools ask students to purchase certain designated additional learning materials, such as after-class reading books related to the courses provided. Students may choose to either purchase from bookstores by themselves or order from the school. The payments for learning materials are collected at the end of each semester.
Pursuant to the 2021 Implementation Rules which took effect on September 1, 2021 and the deconsolidation of Lianwai School, we have not recorded the revenue of primary and middle school curriculum education services since September 1, 2021. For the fiscal year ended December 31, 2020 and for the eight months ended August 31, 2021, we provided operation services including rental services, and procurement services for Lianwai School. Although private schools providing compulsory education should not conduct any transaction with any related party under the 2021 Implementation Rules, to keep Lianwai School in continuing daily operation, we continued to provide essential services without recognizing any revenues relating to such activities to Lianwai School.
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

For the year ended December 31, 2019 and 2020, we had one reportable segment for the primary and middle school education business from grade 1 to grade 9, provided by Lianwai School. For the year ended December 31, 2021, for continuing operations, we had one reportable segment for the high school education business, provided by Qingtian International School. In response to the 2021 Implementation Rules, the reportable segment for the primary and middle school education business from grade 1 to grade 9, qualifies for discontinued operation reporting and is not required to disclose the information in segment reporting required by ASC 280. Our chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. We do not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. We do not have any other geography besides the PRC that has above 10% of revenues or long-lived assets. Hence, we have only one operating segment and one reportable segment.
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
Uncertain Tax Positions
The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2019, 2020 and 2021. As of December 31, 2019, 2020 and 2021, we did not have any significant unrecognized uncertain tax positions.
Goodwill, net
Goodwill represents the excess of the purchase consideration over the fair value of the identifiable net assets acquired in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis as of December 31, or more frequently if events or changes in circumstances indicate that it might be impaired. We have the option to first assess qualitative factors to determine whether it is necessary to perform the two-step
quantitative goodwill impairment test. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. We will perform the quantitative impairment test if we bypass the qualitative assessment, or based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount.
We adopted ASU
No. 2017-04,
Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. Under the new guidance, if the fair value of a reporting unit exceeds its carrying amount, goodwill is not impaired and no further testing is required. If the fair value of a reporting unit is less than the carrying value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.
For the years ended December 31, 2019, 2020 and 2021, we did not recognize any impairment loss on goodwill.

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
B. Liquidity and Capital Resources
Historically, we funded our operations primarily through cash generated from our operating activities, bank borrowings and financing from related parties and shareholders. As of December 31, 2020 and 2021, we had RMB203.6 million and RMB199.4 million (US$31.3 million), respectively, in cash and cash equivalents. The main reason of the increase in cash and cash equivalents was net cash inflow from financing activities. As of December 31, 2021, our cash and cash equivalents of RMB2.8 million (US$0.4 million) and RMB196.6 million (US$30.9 million) were held in China and in the Cayman Islands, respectively. Our cash and cash equivalents primarily consist of cash in banks or other financial institutions which are unrestricted as to withdrawal or use. As of December 31, 2020 and 2021, we had short-term bank borrowings of RMB24.9 million and RMB77.0 million (US$12.1 million), respectively. All of our bank borrowings were short term borrowings and were secured by (i) the pledge of the buildings we own and the land use right we have, and (ii) personal guarantees from related parties. As of December 31, 2021, we had net negative working capital of RMB112.6 million (US$17.7 million), which was primarily due to the amounts due to Lianwai School of RMB308.8 million (US$48.5 million). The amounts due to Lianwai School would be settled through the negotiation between Lianwai School and us. Therefore, it would not raise a significant doubt to our going-concern basis. In addition, our ability to continue to operate on a going-concern basis is dependent on our management’s ability to successfully execute our business plans, which includes increasing revenue while controlling operating expenses, as well as generating operating cash flows and continuing to obtain external sources of financing when necessary.
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
We have not encountered any difficulties in meeting our cash obligations to date. When considering our liquidity position and our future capital resources and needs, we take into account price controls set by local governments that may affect the tuition and other fees we are able to charge to students in our schools, annual enrollment numbers approved for our schools, the economic benefits we have received from Liandu WFOE and our VIEs under our Business Cooperation Agreement and Exclusive Technical Service and Business Consulting Agreement. Based on cash flow projections for operating activities and available loan facilities, we believe that we have sufficient funds for sustainable operations and will be able to meet our working capital needs, payment obligations from operations and debt related commitments for the next twelve months from the date of this annual report on
Form 20-F.

Cash Flows
The following table presents our selected consolidated statements of cash flows for the years ended December 31, 2019, 2020 and 2021:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flows:
Net cash provided by operating activities from continuing operations	60,978	46,831	63,071	9,897
Net cash (used in)/provided by operating activities from discontinued operation	(2,203)	2,624	(32,464)	(5,094)
Net cash (used in)/provided by investing activities from continuing operations	(20,595)	12,069	(114,735)	(18,004)
Net cash (used in)/provided by investing activities from discontinued operation	(14,144)	7,689	(40,316)	(6,326)
Net cash (used in)/provided by financing activities from continuing operations	(40,550)	150,790	52,104	8,176
Net cash provided by/(used in) financing activities from discontinued operation	38,588	(24,000)	63,567	9,975
Effect of exchange rate changes on cash and cash equivalents	—	(7,957)	(4,586)	(720)
Net increase/(decrease) in cash and cash equivalents	22,074	188,047	(13,358)	(2,096)
Cash and cash equivalents at beginning of the year	2,648	24,723	212,770	33,388
Cash and cash equivalents at end of the year	24,722	212,770	199,412	31,292
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
In 2021, we had net cash provided by operating activities from continuing operations of RMB63.1 million (US$9.9 million). For continuing operation, in 2021, changes in the working capital accounts mainly included an increase in amounts due to Lianwai School of RMB54.6 million (US$8.6 million), an decrease in prepayments and other current assets of RMB17.6 million (US$2.8 million) and a decrease of amounts due from Lianwai School of RMB8.9 million (US$1.4 million), partly offset by a decrease in accrued liabilities and other current liabilities of RMB18.5 million (US$2.9 million) and an decrease in deferred revenue of RMB4.0 million (US$0.6 million).
In 2020, we had net cash provided by operating activities of RMB46.8 million (US$7.2 million) from continuing operations. In 2020, the difference between net income and net cash from operating activities primarily resulted from non-cash
items such as depreciation of property and equipment of RMB3.9 million (US$0.6 million). Changes in the working capital accounts mainly included increase in amounts due to Lianwai School of RMB28.3 million (US$4.3 million), an increase in accounts payable of RMB6.2 million (US$0.9 million) and a decrease of amounts due from Lianwai School of RMB3.5 million (US$0.5 million).
In 2019, we had net cash provided by operating activities of RMB61.0 million (US$8.8 million) from continuing operations. In 2019, the difference between net income and net cash from operating activities primarily resulted from non-cash
items such as depreciation of property and equipment of RMB3.8 million (US$0.5 million). Changes in the working capital accounts mainly included an increase in amounts due to Lianwai School of RMB46.8 million (US$6.7 million) and a decrease in amounts due from related parties of RMB4.9 million (US$0.7 million), partly offset by an decrease in accrued liabilities and other current liabilities of RMB6.1 million (US$0.9 million) and a decrease in amounts due to related parties of RMB3.0 million (US$0.4 million).
Investing activities
In 2021, we had net cash used in investing activities from continuing operations of RMB114.7 million (US$18.0 million), primarily attributable to (i) advance deposit for intent acquisition of Beijing S.K. of RMB100 million (US$15.7 million) , (ii) and the purchase of Qingtian International School of RMB12.2 million (US$1.9 million).

In 2020, we had net cash provided by investing activities from continuing operations of RMB12.1 million (US$1.8 million), primarily attributable to (i) proceeds from maturity of short-term investments of RMB65.0 million (US$10.0 million), (ii) repayments of loans by related parties of RMB28.1 million (US$4.3 million), partly offset by (i) purchase of short-term investments of RMB55.0 million (US$8.4 million), (ii) loans lent to related parties of RMB22.2 million (US$3.4 million) and (iii) purchase of property and equipment of RMB3.9 million (US$0.6 million) for the purposes of campus maintenance. Short-term investments include investments in wealth management products issued by certain banks with maturities between three months and one year.
In 2019, we had net cash used in investing activities from continuing operations of RMB20.6 million (US$3.0 million), primarily attributable to (i) purchase of short-term investments of RMB30.0 million (US$4.3 million), (ii) loans lent to related parties of RMB26.5 million (US$3.8 million), partly offset by repayment of loans by related parties of RMB17.8 million (US$2.6 million) and (iv) proceeds from maturity of short-term investments of RMB15.1 million (US$2.2 million). Short-term investments include investments in wealth management products issued by certain banks with maturities between three months and one year.
Financing activities
In 2021, we had net cash provided by financing activities from continuing operations of RMB52.1 million (US$8.2 million), primarily attributable to proceeds from short-term borrowings with banks of RMB97 million (US$15.2 million), partly offset by repayments of short-term borrowings with banks of RMB44.9 million (US$7.0 milllion).
In 2020, we had net cash provided by financing activities from continuing operations of RMB150.8 million (US$23.1 million), attributable to (i) proceeds from issuance of ordinary shares upon the initial public offering of RMB208.7 million (US$32.0 million), (ii) proceeds from short-term borrowings with banks of RMB43.4 million (US$6.7 million), partly offset by (ii) repayment of short-term borrowings with banks of RMB63.3 million (US$9.7 million) and (ii) cash paid for initial public offering related costs of RMB38.0 million (US$5.8 million).
In 2019, we had net cash used in financing activities from continuing operations of RMB40.5 million (US$5.8 million), attributable to (i) proceeds from and repayments of short-term borrowings with banks of RMB44.8 million (US$6.4 million) and RMB69.0 million (US$9.9 million), respectively, and (ii) repayments to of loan payable due to Lianwai Foreign Language School Kindergarten of RMB16.3 million (US$2.3 million).
Capital Expenditure
We incurred capital expenditure of RMB13 thousands, RMB3.9 million and RMB2.2 million (US$0.4 million) in 2019, 2020 and 2021, respectively, primarily in connection with the maintenance and renovation of school facilities and purchase of educational equipment. We intend to fund our future capital expenditure through our existing cash balance, bank borrowings, proceeds from the initial public offering and other financing alternatives. We will continue to incur capital expenditure to support the growth of our business.
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
C. Research and Development
Not applicable.
D. Trend Information
Other than as disclosed elsewhere in this annual report on Form
20-F,
we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Critical Accounting Estimates
We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. For a detailed discussion of critical accounting estimate of (i) Consolidation of variable interest entity (VIE); (ii) Revenue recognition; (iii) Segment reporting; (iv) Income tax and uncertain tax position; (v) Goodwill. See “—A. Operating results—Critical Accounting Policies, Judgments and Estimates.”
F. Tabular Disclosure of Contractual Obligations
As of December 31, 2021, we entered into lease agreements as lessee with third parties for the operation of Qingtian International School and we have prepaid RMB0.9 million (US$0.1 million).
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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report on
Form 20-F.

Name	Age	Position with the Company
Executive Directors and Officers:
Fen Ye	50	Director; Chairlady
Biao Wei	50	Director; Chief Executive Officer
Fang Ye	48	Director
Hong Ye	45	Director
Guoliang Chen	54	Principal of Lianwai School
Luoyuan Ye	40	Chief Financial Officer
Non-Executive Directors:
Teck Yong Heng	48	Independent Director
Yan Kit Lee	51	Independent Director
Executive Officers
Ms.
 Fen Ye
, aged 50, is our founder and has served as our chairlady and director since September 2018. Ms. Fen Ye founded the Company in August 2001 by establishing Lishui Mengxiang. Since 2003, Ms. Fen Ye has served as a director, chairlady and legal representative of our school. Ms. Fen Ye served as a director of Liandu Foreign Language School Kindergarten from 2014 to 2018.
Mr.
 Biao Wei
, aged 50, is the spouse of Ms. Fen Ye and has served as our director since September 2018. Mr. Biao Wei joined us in August 2001 as the general manager of Lishui Mengxiang. Mr. Wei has been a director of Lianwai School since September 2002 and a director of Lishui Yuanmeng Training Company Limited since 2014. Mr. Biao Wei served as a director of Liandu Foreign Language School Kindergarten from 2014 to 2018. Mr. Biao Wei attended a professional program in fashion design at the Zhejiang Institute of Silk Textiles in the PRC from September 1988 to November 1991.
Ms.
 Fang Ye
,
aged 48, is the sister of Ms. Fen Ye and has served as our director since September 2018. Ms. Fang Ye joined us as a director of Lishui Mengxiang in August 2001 and has been primarily responsible for the financial matters of Lishui Mengxiang since December 2012. Since September 2002, Ms. Fang Ye has been a director of Lianwai School. Since October 2014, Ms. Fang Ye has served as our purchasing manager and treasury manager. Ms. Fang Ye obtained her bachelor’s degree in accounting from the East China University of Science and Technology in the PRC in July 2015.
Ms.
 Hong Ye
,
aged 45, is the sister of Ms. Fen Ye and has served as our director since September 2018. Ms. Hong Ye first joined us as a director of Lianwai School in September 2015. Ms. Hong Ye obtained her bachelor’s degree in business administration from the School of Continuing Education at Renmin University of China in the PRC in January 2018.

Mr.
 Guoliang Chen
,
aged 54, has served as the director and principal of Lianwai School since September 2018. He joined us in September 2013. Mr. Chen has over 30 years of experience in the education industry. From September 2012 to August 2013, he served as the principal of Liandu District Chuchou High School. From September 2005 to August 2012, he served as the principal of Liandu District Meishan High School. From September 2002 to August 2005, he was the vice principal of Tianning High School. Prior to this, he worked as the director of educational and student affairs in Dayang Road School from September 1994 to August 2002. From February 1988 to August 1994, he was the division head of language education and research in Laozhu School for Ethnic Minorities (formerly known as Yeling High School). Mr. Chen obtained his bachelor’s degree from Zhejiang Education University in the PRC in June 1994. He graduated from Lishui Teachers Training College in the PRC in January 1988. He completed his master’s degree in education in Zhejiang Normal University in the PRC in September 2000. Mr. Chen was qualified as a senior high school teacher in November 2002. In September 2016, he was awarded the 26th Spring Silkworm Award by the Zhejiang Province Education Foundation. In August 2015, Mr. Chen was awarded 2014 Excellent Principal by Lishui Liandu District Education Bureau. In September 2012, he was awarded the first class award on education quality management by Liandu District Education Bureau and Top 10 Education Role Model by the People’s Government of Lishui Liandu District. In January 2010, Mr. Chen was awarded 2008-2009 Lishui Education and Research Outstanding Individual. In August 2009, September 2011, September 2012 and August 2015, Mr. Chen was awarded the title of Liandu Excellent Educator. In September 2004, he was awarded as the 2003 Liandu District Excellent Teacher 2003 by Liandu District Education Bureau.
Mr.
 Luoyuan Ye
,
aged 40, has served as the chief financial officer of the Company since August 1, 2021. Since April 2014, Mr. Ye has served as the Founding Partner of Guangdong Jinshi Capital Co., Ltd., a financial advisory company, where he provides financial advisory services for Chinese companies listed in overseas capital markets. Since April 2020, Mr. Ye has served as an independent director of Chenghe Technology Co., Ltd. From October 2011 to March 2014, Mr. Ye served as the Investment Director of Xiangrong (Tianjin) Investment Management Limited Partnership. From October 2008 to July 2010, Mr. Ye served as a manager of Beijing office of Marcum Bernstein & Pinchuk LLP. From July 2004 to September 2008, Mr. Ye served as a senior auditor of PricewaterhouseCoopers Zhong Tian LLP Guangzhou Branch. Mr. Ye received his dual bachelor degrees in business management and science from Sun
Yat-sen
University and is a member of Chinese Institute of Certified Public Accountants (CICPA) and American Institute of Certified Public Accountants (AICPA). Mr. Ye is also a China Certified Tax Agent (CICTA).
Non-executive
Directors
Mr.
 Teck Yong Heng
, aged 48, has served as our independent director since September 30, 2020. Mr. Heng currently serves as the managing partner of C
2
Partners, or
C-Squared
Partners, a China focused consumer sector private equity fund. Before founding
C-Squared
Partners, he was the managing director in QianHai Fund of Funds (“
Qianhai FoF
”), where he led and recommended public and private equity direct investments in addition to commitments into private equity/venture capital funds. Prior to QianHai FoF, he worked at Temasek Holdings, Pavilion Capital, Arthur Andersen, Singapore Power and Cambridge Associates. Mr. Heng graduated from Nanyang Technological University with a bachelor’s degree in Accountancy (Honors). He is also an alumni of Harvard Business School and attended its General Management Program. He is a Chartered Financial Analyst (CFA), Chartered Accountant (CA), Financial Risk Manager (FRM) and a member of Singapore Institute of Directors.
Mr.
 Yan Kit Lee
, aged 51, has served as our independent director since September 30, 2020. He was a director and chief executive officer of National Arts Travel Limited (principally engaged in providing travel related products), which is a subsidiary of National Arts Group Holdings Limited (“NA Group”) (HKEx Stock Code: 8228), since February 2019 and June 2018, respectively to March 2022. Mr. Lee was appointed as the chief operating officer of NA Group from May 2020 to January 2022. Since October 2020, Mr. Lee has also been a director of Skyyer MediaX Limited (principally engaged in provision of digital marketing, media relations and public relations services). Meanwhile, Mr. Lee has been an independent non-executive
director (also a member of audit committee, remuneration committee and nomination committee) of
C-Link
Squared Limited (HKEx Stock Code: 1463) (principally engaged as outsourced document management services provider and related software application and enterprise software solutions developer) since March 2020. Mr. Lee has also been an independent non-executive
director (also a member of audit committee and nomination committee, and the chairman of remuneration committee) of Landrich Holding Limited (HKEx Stock Code: 2132) (a contractor company having a long history of undertaking construction works in Hong Kong) since October 2020. Mr. Lee was a volunteer director of Sowers Action
(Non-Governmental
Organization) from October 2016 to October 2018, and has been a vice chairman of its board of directors since October 2018. Mr. Lee is and has been a founding director of Hong Kong Young Chief Officers’ Association since November 2017 and was appointed as the president of the external affairs committee since December 2018. Mr. Lee has also been awarded by Hong Kong Shue Yan University as an industrial advisor to the bachelor of business administration (honours) in digital marketing program since July 2020. Mr. Lee was successfully elected as the 5th “Outstanding Chinese Youth of the World” from Outstanding Chinese Culture Association in June 2020. Mr. Lee has over 20 years of abundant experience in the banking and financial industry as well as public relations and market strategy. Mr. Lee has been the director of Hoyan Group International Limited since September 2016. Mr. Lee served as the president of SBG Holdings Limited (principally engaged in the operation of beauty medical centers) between September 2016 and September 2017 and the chief marketing officer of HKST Group Holdings Limited (principally engaged in travel services and education consultancy business) between September 2016 and May 2018. Prior to 2016, Mr. Lee worked at Dah Sing Bank Limited, Standard Chartered Bank (HK) Limited, DBS (Hong Kong) Limited, Wing Hang Bank Limited (currently known as OCBC Wing Hang Bank) and Sin Hua Bank Ltd., Hong Kong branch (currently known as Bank of China (Hong Kong) Limited). Mr. Lee obtained his Bachelor of Arts Degree (with a major in economics and a minor in psychology) from the University of Manitoba in May 1993 in Canada and a certificate of business management from Ryerson Polytechnic University in June 1996 in Canada. Mr. Lee also obtained a Master of Science Degree in financial management from the University of London in the United Kingdom in December 2000.

B. Compensation
For the fiscal year ended December 31, 2021, we paid an aggregate of approximately US$0.26 million in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For incentive share grants to our officers and directors, see “—Share Incentive Plan.”
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
Granted Options and Restricted Share Units
For the fiscal year ended December 31, 2021, no options or restricted share units under the 2020 Equity Incentive Plan had been granted.
C. Board Practices
Our board of directors consists of six directors, including four executive directors and two non-executive
directors. We also promote gender diversity among our board members. The powers and duties of our directors include convening general meetings and reporting our board’s work at our shareholders’ meetings, declaring dividends and distributions, appointing officers and determining the term of office and responsibilities of the officers, as well as exercising other powers, functions and duties as conferred by our articles of association. Our directors may at their discretion exercise all the powers of our company to borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our Company or of any third party.
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
Terms of Directors and Officers
Our directors may be elected by an ordinary resolution of our shareholders, or by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting. Our directors are not subject to a term of office and hold office until they are removed from office by ordinary resolution of the shareholders. In accordance with our memorandum and articles of association, a director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated, (v) is removed from office pursuant to any other provision of our memorandum and articles of association, as amended and restated from time to time. Our officers are elected by and serve at the discretion of the board of directors.
Employment Agreements and Confidentiality Agreements
We have entered into employment agreements and confidentiality agreements with each of our executive officers. Under these agreements, we are entitled to terminate an executive officer’s employment for cause at any time for certain acts of the officer, such as being convicted of any criminal conduct, any act of gross or willful misconduct or any serious, willful, grossly negligent or persistent breach of any employment agreement provision. We may also terminate an executive officer’s employment by giving three-month’s prior written notice without cause. An executive officer may terminate his or her employment at any time by giving three-month’s prior written notice. In connection with the employment agreement, each executive officer will enter into an intellectual property ownership and confidentiality agreement and agreed to hold all information, know-how and
records in any way connected with the products or services of our company, in strict confidence perpetually. Each executive officer also agree that we shall own all the intellectual property developed by such executive officer during his or her employment.

We may enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.
D. Employees
We had 489, 517 and 540 full-time employees (including Qingtian International School and Lianwai School) as of December 31, 2019, 2020 and 2021, respectively. Approximately 75.7% of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees and the labor union to be good. The following table sets forth the number of our full-time employees categorized by function as of December 31, 2021:

Function	Number of Employees
Executive Directors and senior management	5
Teachers	370
Counselors	77
Administrative staff	12
Campus security	12
Accounting and finance staff	10
Supporting staff	54
Total	540
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
E. Share Ownership
Please refer to “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “—B. Compensation—Share Incentive Plan.”
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table presents information regarding the beneficial ownership of our ordinary shares as of March 31, 2022 by:

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
The percentage of beneficial ownership of our ordinary shares is based on 66,667,000 ordinary shares outstanding immediately as of March 31, 2022.

	Ordinary Shares Beneficially Owned
	Number	% (2)
Directors and Executive Officers (1) :
Fen Ye	45,000,000	67.5
Biao Wei (3)	—	—
Fang Ye	2,500,000	3.75
Hong Ye	2,500,000	3.75
Luoyuan Ye	—	—
Teck Yong Heng	—	—
Yan Kit Lee	—	—
All directors and executive officers as a group	50,000,000	75.0
Principal Shareholders:
Mengxiang Holdings (4)	45,000,000	67.5
Lianwai Holdings Co., Ltd. (5)	2,500,000	3.75
Mengxiang Investment Co., Ltd. (6)	2,500,000	3.75

Notes:
(1)	The address of our directors and executive officers is, No. 818 Hua Yuan Street, Liandu District, Lishui City, Zhejiang Province, 323000, the PRC.
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

As of March 31, 2022, a total of 16,667,000 ordinary shares were held by 1 record holder in the United States in the form of ADSs, representing 25% of our total outstanding shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.
Related Party Transactions
Contractual Arrangements with our VIEs and Their Shareholders
In 2018, we entered into a series of contractual arrangements through Liandu WFOE with Lishui Mengxiang, Lianwai School, shareholders of Lishui Mengxiang and the directors of Lianwai School, which had enabled us to (i) exercise the power over our Lishui Mengxiang and Lianwai School, (ii) have the exposure or rights to variable returns from our involvement with Lishui Mengxiang and Lianwai School, and (iii) exercise the ability to affect those returns through use of its power over Lishui Mengxiang and Lianwai School.
Under the the 2021 Implementation Rules which took effect on September 1, 2021, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. In particular, the prohibition over related party transactions has significantly affected the enforceability of the exclusive management services and business cooperation agreements among Liandu WFOE and Lianwai School providing compulsory education. Therefore, we re-assessed our control over Lianwai School. Based on the relevant accounting standard in accordance with U.S. GAAP, we have concluded that we have lost control of Lianwai School since August 31, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of Lianwai School. In light of such regulatory developments, on April 20, 2022, we entered into an acknowledgment agreement of contractual agreements with Lianwai School and respective directors, to confirm all the terms of rights and obligations relating to Lianwai School and the directors appointed by the sponsor under the contractual arrangements among them, and agree among the parties that such arrangements shall have been terminated on August 31, 2021. To minimize disruptions to existing students enrolled in Lianwai School, we continued to offer essential services to the students. We deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements.
Our VIE, Lishui Mengxiang completed the required registration to hold 100% sponsorship interests of Qingtian International School on August 24, 2021. On April 20, 2022, we entered into a series of contractual arrangements through Liandu WFOE with our VIEs, shareholders of Lishui Mengxiang and the council members of Qingtian International School, which enables us to (i) exercise the power over our Lishui Mengxiang and Qingtian International School, (ii) have the exposure or rights to variable returns from our involvement with our VIEs, and (iii) exercise the ability to affect those returns through use of its power over our VIEs. These contractual arrangements include exclusive call option agreement, proxy agreements for school’s sponsors and council members, proxy agreements for shareholders, business cooperation agreement, exclusive technical service and business consulting agreement, equity pledge agreements, etc. Terms contained in each set of contractual arrangements with our PRC subsidiaries, our VIEs and their respective shareholders are substantially similar. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.”
Transactions with Certain Related Parties
Loans to related parties
In 2019 and 2020, we provided loans to certain close family members of Ms. Fen Ye for their personal use. The financing was provided in the form of interest-free loans. The loans did not have a fixed term and were repayable upon demand. As of December 31, 2020 and 2021, there was no remaining balance of the loans. In light of our initial public offering in October 2020 in an overseas capital market and to improve our corporate governance, we have issued an internal policy to terminate its business practice of issuing advances and loans to close family members of Ms. Fen Ye.
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
Lease agreements with related parties
We leased certain properties and facilities to Lishui Yuanmeng Training Company Limited, a company controlled by Mr. Biao Wei, our director and chief executive officer, in which the lease was terminated on February 28, 2021. Furthermore, we ceased to lease our non-education space
to Lishui Yuanmeng Training Company Limited after February 28, 2021. We also lease the school buildings and the related properties and facilities to Liandu Foreign Language School Kindergarten. In 2019, 2020 and 2021, our rental income from related parties was RMB2.4 million, RMB1.7 million and RMB0.9 million (US$0.1 million), respectively.
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
The last reported trading price for our ADSs on December 31, 2021 was US$9.94 per ADS. The following table provides the high and low trading prices for our ADSs on the Nasdaq since the date of our initial public offering.

	Trading Price (US$)
	High	Low
Annual Highs and Lows
Fiscal Year ended December 31, 2021	12.5	7.19
Quarterly Highs and Lows
Fourth Quarter of Fiscal Year ended December 31, 2021	12.5	7.39
Monthly Highs and Lows
January 2022	9.95	5.75
February 2022	7	5.05
March 2022	5.7	4.05
April 2022 (through April 26, 2022)	5.1	4.37

B.	Plan of Distribution
Not applicable.

C.	Markets
See “Item 9. The Offer and Listing—A. Offering and Listing Details.”

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
We were incorporated as an exempted company with limited liability in the Cayman Islands on September 6, 2018. Our affairs are currently governed by our second amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, or the Companies Act in this section, and the common law of the Cayman Islands.
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
A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.
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

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period
commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
If an arrangement and reconstruction is thus approved, or, if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits.
 In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company. As a general rule, a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in
 Foss
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
The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow shareholders holding at least one third of the paid-up
voting share capital of the Company to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene a general meeting. Other than this right to requisition a shareholders’ meeting, our memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders.
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
Variation of Rights of Shares.
 Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of two-thirds
of holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

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
Non-resident
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

Assuming that we are the owner of our consolidated VIEs for U.S. federal income tax purposes and based upon our current and projected income and assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which
may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore fluctuations in the market price of our ADSs may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income,
or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.
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
Because
a mark-to-market election
cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interests in a PFIC for U.S. federal income tax purposes.
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
Credit and concentration risk
Financial instruments, including cash and cash equivalents, short-term investments, prepayments and accounts receivable, potentially subject us to credit risks. As of December 31, 2021, our cash and cash equivalents were held by reputable financial institutions with high-credit ratings and quality. As a result, we do not have significant credit risk associated with the cash and cash equivalents and short-term investments. We do not have significant concentrations of credit risk associated with prepayments. We have not experienced any significant recoverability issue with respect to our accounts receivable and periodically evaluate the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based on the age of receivables as well as other factors.
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
Fees and Other Payments Made by the Depositary to Us
The depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. For the year ended December 31, 2021, we did not receive any payment from the depositary in reimbursements relating to the establishment and maintenance of the ADS program.
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
From the period from September 30, 2020, the date that the Form was declared effective by the SEC, to December 31, 2021, we had not used any of the net proceeds received from our initial public offering. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.
We still intend to use the proceeds from our initial public offering, as disclosed in our registration statement on
Form F-1.
ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Our management, including our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in
Rules 13a-15(e) and
15d-15(e) promulgated
under the Exchange Act) as of the end of the period covered by this annual report on
Form 20-F,
as required by
Rule 13a-15(b) under
the Exchange Act.
Based on that evaluation, our management concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in
Rules13a-15(f)
and
15d-15(f)
promulgated under the Exchange Act. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii ) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management or our board of directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our interim or annual consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting using the criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that the material weaknesses identified during the fiscal years ended December 31, 2019 and 2020 have been remediated, the internal control over financial reporting was effective as of December 31, 2021.
Attestation Report of the Independent Registered Public Accounting Firm
This annual report does not include an attestation report of our company’s independent registered public accounting firm because we qualify as an emerging growth company as such term is defined in the JOBS Act as of December 31, 2021.
An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.
Changes in Internal Control over Financial Reporting
Since January 1, 2021, we have taken initiatives to improve our internal control over financial reporting to address the material weaknesses that have been identified December 31, 2019 and 2020. We have adopted certain measures to improve our internal control over financial reporting including:

•	In 2021 we hired a new chief financial officer with responsibility for public disclosures, investor relations, and acquisitions

•
In 2021 we distributed internal policies and handbooks on topics such as contract management, vendor management, reimbursement management and risk control management to our employees, and conducted training seminars to ensure effective implementation

•	In 2021 we engaged an independent external consulting firm with extensive U.S. GAAP reporting experience to assist our U.S. GAAP reporting team in preparation of this annual report

•
In 2021 we engaged an external consulting firm to assist us to assess Section 404 of the Sarbanes-Oxley Act of 2002 compliance readiness and improve overall internal controls and this external consulting firm also provided a Section 404 of the Sarbanes-Oxley Act of 2002 training session to our senior employees

Other than as described above, there were no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
ITEM 16.B. CODE OF ETHICS
Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors. We have posted a copy of our code of business conduct and ethics on our website at
www.lixiangeh.com
.
ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by the categories specified in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm for the fiscal years ended December 31, 2019 and 2020, and by WWC, P.C., our new independent registered public accounting firm for the fiscal year ended December 31, 2021. We did not pay any other fees to our auditors during the periods indicated below.

	For the year ended December 31,
	2019	2020	2021
Audit fees (1)	RMB1,174,456.07 (US$179,996.0)	RMB7,224,898.57 (US$1,107,281.1)	RMB1,274,200 (US$200,000)
Tax fees (2)		RMB79,179.69 (US$12,135)

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
all audit and
non-audit
services to be provided by WWC, P.C., including audit services, audit-related services, tax services and other services as are described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.
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
ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On November 10, 2021, we dismissed PricewaterhouseCoopers Zhong Tian LLP as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the two most recent fiscal years ended December 31, 2019 and 2020. The audit report of PricewaterhouseCoopers Zhong Tian LLP on the consolidated financial statements of the Company as of December 31, 2019 and 2020 and for the fiscal years ended December 31, 2019 and 2020 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change independent registered public accounting firm was recommended and approved by the audit committee and the board of directors of the Company.
During the fiscal years ended December 31, 2019 and 2020 and any subsequent interim period (as applicable) preceding the dismissal, there were no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F, between us and PricewaterhouseCoopers Zhong Tian LLP on any matter of accounting matters, accounting principles or practices, financial statement disclosure, or auditing scope or procedure. There were no reportable events as defined in Item 16F(a)(1)(v)(A)-(D) of Form 20-F, other than as disclosed in this Item 16F and the material weakness in our internal control over financial reporting as disclosed in our annual report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC on April 30, 2021.
On November 10, 2021, we engaged WWC, P.C., as our independent registered public accounting firm for the fiscal year ended December 31, 2021. We also appointed WWC, P.C. to re-audit the consolidated financial statements for the two most recent fiscal years ended December 31, 2019 and 2020. The engagement of WWC, P.C. was approved by our audit committee and the board of directors. During the fiscal years ended December 31, 2019 and 2020 and any subsequent interim periods (as applicable) prior to the engagement of WWC, P.C., neither we, nor someone on our behalf, have consulted WWC, P.C. regarding:

a.
the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report was provided to us or oral advice was provided that WWC, P.C. concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or

b.	any matter that was the subject of a disagreement, or any reportable event as described above.
We provided PricewaterhouseCoopers Zhong Tian LLP and WWC, P.C. with a copy of the foregoing disclosure, and requested that each of PricewaterhouseCoopers Zhong Tian LLP and WWC, P.C. furnish us with a letter addressed to the SEC stating whether it agrees with the above statements that relate to them, and if not, stating the respects in which it does not agree. We have received the requested letters from WWC, P.C. and PricewaterhouseCoopers Zhong Tian LLP, copies of which are included as Exhibit 15.3 and Exhibit 15.4 to this annual report on Form 20-F.

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
Form 20-F.

ITEM 19. EXHIBITS
EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Amendment No. 3 to registration statement on Form F-1 (File No. 333-248691), filed with the Securities and Exchange Commission on September 30, 2020)

2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Amendment No. 1 to registration statement on Form F-1 (File No. 333-248691), filed with the Securities and Exchange Commission on September 22, 2020)

2.3	Form of Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares (incorporated herein by reference to Exhibit (a) to the Pre-Effective Amendment No. 1 to Form F-6 registration statement (File No. 333-249010), filed with the Securities and Exchange Commission on September 30, 2020)

2.4*	Description of securities of the Registrant registered under Section 12 of the Securities Exchange Act of 1934

4.1	2020 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.2	Form of Restricted Share Agreement (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.3	Form of Option Agreement (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.4	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.5	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.6	English translation of Business Cooperation Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School, Zhejiang Lishui Mengxiang Education Development Co., Ltd., Ye Fen, Ye Fang and Ye Hong dated October 13, 2018 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.7	English translation of Supplemental Agreement of Business Cooperation Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd., and Ye Fen, Ye Fang and Ye Hong dated November 29, 2018 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.8	English translation of Exclusive Technical Service and Business Consulting Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd. and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.9	English translation of Supplemental Agreement of Exclusive Technical Service and Business Consulting Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd. and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.10	English translation of the Second Supplemental Agreement of Exclusive Technical Service and Business Consulting Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd. and Liandu Foreign Languages School, and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated March 29, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.11	English translation of Exclusive Call Option Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong, and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.12	English translation of Supplemental Agreement of Exclusive Call Option Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong, and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.13	English translation of Equity Pledge Agreement, among Ye Fen, Ye Fang, Ye Hong, and Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Zhejiang Mengxiang Consulting Services Co., Ltd. dated October 13, 2018. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.14	English translation of Supplemental Agreement of the Equity Pledge Agreement, among Ye Fen, Ye Fang, Ye Hong and Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Zhejiang Mengxiang Consulting Services Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.15	English translation of Proxy Agreement for Shareholders granted by Ye Fen, Ye Fang and Ye Hong to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.16	English translation of Supplemental Agreement of the Proxy Agreement for Shareholders granted by Ye Fen, Ye Fang and Ye Hong to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.17	English translation of Power of Attorney granted by Ye Fen to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.18	English translation of Power of Attorney granted by Ye Fang to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.19	English translation of Power of Attorney granted by Ye Hong to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.20	English translation of Proxy Agreement for School’s Sponsors and Directors, granted by Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Ye Fen, Wei Biao, Ye Fang, Ye Hong, Chen Guoliang and Shi Jixing, to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School, dated October 13, 2018 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.21	English translation of Supplemental Agreement of the Proxy Agreement for School’s Sponsors and Directors granted by Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Ye Fen, Wei Biao, Ye Fang, Ye Hong, Chen Guoliang and Shi Jixing, to Zhejiang to Mengxiang Consulting Services Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School, dated November 29, 2018 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.22	English translation of Power of Attorney for the School’s Sponsor granted by Zhejiang Lishui Mengxiang Education Development Co., Ltd. to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.23	English translation of Power of Attorney granted by Ye Fen to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.24	English translation of Power of Attorney granted by Wei Biao to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.25	English translation of Power of Attorney granted by Ye Fang to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.26	English translation of Power of Attorney granted by Ye Hong to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.27	English translation of Power of Attorney granted by Chen Guoliang to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.28	English translation of Spouse Undertaking, granted by Wei Biao, the spouse of Ye Fen, to Ye Fen regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd., dated November 29, 2018 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.29	English translation of Spouse Undertaking, granted by Chen Jianjun, the spouse of Ye Fang, to Ye Fang regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.30	English translation of Spouse Undertaking, granted by Ji Hongfeng, the spouse of Ye Hong, to Ye Hong regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.31	English translation of Loan Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. and Zhejiang Lishui Mengxiang Education Development Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School dated October 13, 2018 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.32	English translation of Supplemental Agreement of Loan Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. and Zhejiang Lishui Mengxiang Education Development Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.33	English translation of the Equity Transfer Agreement, between Zhejiang Mengxiang Consultancy Services Co., Ltd., Gamefield Hong Kong Limited and Li Qiang dated January 27, 2021 (incorporated herein by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 30, 2021)

4.34*	English translation of the Investment Cooperation Agreement, between Lishui Mengxiang, Beijing S.K. and certain other parties affiliated with Beijing S.K. regarding the acquisition of the controlling stake in Beijing S.K. dated July 27, 2021

4.35*	English translation of the Sponsorship Interest Transfer Agreement, between Lishui Mengxiang and Qingtian Zhongyi Education Investment regarding the acquisition of 100% of the sponsorship interest of Qingtian International School dated August 18, 2021

4.36*	English translation of the Investment Cooperation Agreement, between Lishui Mengxiang and Beijing R.R.Z. regarding the formation of Beijing Xinxiang dated January 18, 2022

4.3 7 *	English translation of Supplementary Agreement of the Investment Cooperation Agreement, between Lishui Mengxiang, Beijing S.K., Beijing P.X. and certain other parties affiliated with Beijing S.K. regarding the partial conversion of the previously issued convertible debt dated April 18, 2022

4.38*	English translation of Acknowledgment Agreement of Contractual Agreements, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. And certain other parties dated April 20, 2022

4.39*	English translation of the Business Cooperation Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated April 20, 2022

4.40*	English translation of the Exclusive Technical Service and Business Consulting Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. Qingtian Overseas Chinese International School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated April 20, 2022

4.41*	English translation of Exclusive Call Option Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated April 20, 2022

4.42*	English translation of the Equity Pledge Agreement, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong dated April 20, 2022

4.43*	English translation of the Proxy Agreement for Shareholders, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong dated April 20, 2022

4.44*	English translation of the Power of Attorney signed by Ye Fen as a shareholder dated April 20, 2022

4.45*	English translation of the Power of Attorney signed by Ye Fang as a shareholder dated April 20, 2022

4.46*	English translation of the Power of Attorney signed by Ye Hong as a shareholder dated April 20, 2022

4.47*	English translation of the Proxy Agreement for School’s Sponsor and Council Members, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated April 20, 2022

4.48*	English translation of the Power of Attorney for School’s Sponsor signed by Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated April 20, 2022

4.49*	English translation of the Power of Attorney signed by Ye Fen as a counsil member dated April 20, 2022

4.50*	English translation of the Power of Attorney signed by Ye Hong as a counsil member dated April 20, 2022

4.51*	English translation of the Power of Attorney signed by Ye Fang as a counsil member dated April 20, 2022

4.52*	English translation of the Power of Attorney signed by Li Haibo as a counsil member dated April 20, 2022

4.53*	English translation of the Power of Attorney signed by Yao Jianwei as a counsil member dated April 20, 2022

4.54*	English translation of the Spouse Undertaking signed by Wei Biao dated April 20, 2022

4.55*	English translation of the Spouse Undertaking signed by Chen Jianjun dated April 20, 2022

4.56*	English translation of the Spouse Undertaking signed by Ji Hongfeng dated April 20, 2022

4.57*	English translation of the Loan Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Qingtian Overseas Chinese International School dated April 20, 2022

4.58*	English translation of the Supplemental Agreement on the Transfer of the Target Company with Beijing S.K., Beijing P.X. and certain other parties, in respect of the confirmation on consolidating Beijing P.X. into the 2022 consolidated financial statements dated April 24, 2022

8.1*	List of Subsidiaries and VIEs of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-248691), filed with the Securities and Exchange Commission on September 9, 2020)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deheng Law Offices

15.2	Consent of Frost & Sullivan (incorporated herein by reference to Exhibit 23.5 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

15.3*	Consent of WWC P.C., Independent Registered Public Accounting Firm

15.4*	Letter from PricewaterhouseCoopers Zhong Tian LLP

101.INS*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on
Form 20-F,
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lixiang Education Holding Co., Ltd.

By:	/s/ Biao Wei
	Name:	Biao Wei
	Title:	Director and Chief Executive Officer
Date: April 28, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Lixiang Education Holding Co., Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Lixiang Education Holding Co., Ltd. (the “Company”) as of December 31, 2020 and 2021, and the related consolidated statements of comprehensive income/(loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ WWC, P.C.
WWC, P.C.
Certified Public Accountants
PCAOB NO.: 1171
We have served as the Company’s auditor since October 2021.
San Mateo, California
April 2
8
, 2022

Lixiang Education Holding Co., Ltd.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2020 and 2021
(RMB, except share data or otherwise noted)

	As of December 31,
	2020	2021
	RMB	RMB	US$(Note 2(g))
ASSETS
Current assets:
Cash and cash equivalents	203,556,885	199,411,823	31,292,067
Inventories	1,577,330	227,600	35,715
Prepayments and other current assets	41,112	101,467,924	15,922,531
Amounts due from Affected Entity, current	8,884,600	—	—
Current assets belong to discontinued operation	265,798,189	—	—

Total current assets	479,858,116	301,107,347	47,250,313

Non-current assets:
Property and equipment, net	163,967,037	165,058,863	25,901,337
Land use rights	37,720,475	36,767,329	5,769,596
Intangible assets	11,667	254,634	39,958
Goodwill	—	26,644,407	4,181,089
Deferred tax assets	—	2,893,183	454,004
Non-Current assets belong to discontinued operation	41,482,375	—	—

Total non-current assets	243,181,554	231,618,416	36,345,984

Total assets	723,039,670	532,725,763	83,596,297

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 24,895,606 and RMB77,000,000 as of December 31, 2020 and 2021, respectively)	24,895,606	77,000,000	12,082,980
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB600,000 an d RMB741,169 as of December 31, 2020 and 2021, respectively)	6,163,277	6,002,448	941,915
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB10,000 and RMB1,204,033 as of December 31, 2020 and 2021, respectively)	176,980	1,386,607	217,589
Salary and welfare payable (including salary and welfare payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 263,232 and RMB2,007,834 as of December 31, 2020 and 2021, respectively)	312,788	2,126,041	333,622
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB719,400 and RMB323,400 as of December 31, 2020 and 2021, respectively)	719,400	323,400	50,749
Taxes payable (including taxes payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB237,473 and RMB628,081 as of December 31, 2020 and 2021, respectively)	269,727	649,138	101,864
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB3,710,356 and RMB16,708,810 as of December 31, 2020 and 2021, respectively)	5,669,561	17,392,216	2,729,218
Amounts due to Affected Entity, current	254,151,621	308,782,975	48,454,786
Current liabilities belong to discontinued operation	62,799,191	—	—

Total current liabilities	355,158,151	413,662,825	64,912,723

Non-current liabilities
Non-current liabilities belong to discontinued operation	412,593	—	—

Total non-current liabilities	412,593	—	—

Total liabilities	355,570,744	413,662,825	64,912,723

Commitments and contingencies
Shareholders’ equity:
Ordinary shares (USD$0.0001 par value; 500,000,000 and 500,000,000 shares authorized, 66,667,000 and 66,667,000 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	45,198	45,198	7,093
Additional paid-in capital	181,849,003	181,849,003	28,536,077
Statutory reserves	58,217,195	59,971,836	9,410,890
Accumulated other comprehensive loss	(7,956,640)	(12,542,667)	(1,968,218)
Retained earnings/(Accumulated deficit)	135,314,170	(110,260,432)	(17,302,268)

Total shareholders’ equity	367,468,926	119,062,938	18,683,574

Total liabilities and shareholders’ equity	723,039,670	532,725,763	83,596,297

The accompanying notes are an integral part of these consolidated financial statements.

Lixiang Education Holding Co., Ltd.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
For the years ended December 31, 2019, 2020 and 2021
(RMB, except share data or otherwise noted)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2(g))
Net revenues:
Revenue from related parties	2,373,333	1,668,572	906,667	142,276
Revenue from third party	1,717,697	3,410,091	8,512,992	1,335,874
Revenue from Affected Entity	9,340,573	20,626,291	25,017,113	3,925,731

Total net revenue	13,431,603	25,704,954	34,436,772	5,403,881
Cost of revenues	(4,764,530)	(10,751,952)	(17,356,450)	(2,723,606)

Gross profit	8,667,073	14,953,002	17,080,322	2,680,275

Operating expenses:
General and administrative expenses	(2,120,562)	(10,124,428)	(18,372,763)	(2,883,087)

Total operating expenses	(2,120,562)	(10,124,428)	(18,372,763)	(2,883,087)

Operating income/(loss)	6,546,511	4,828,574	(1,292,441)	(202,812)

Interest expense	(1,738,301)	(897,398)	(2,393,178)	(375,542)
Interest income	13,230	16,634	14,834	2,328
Other (loss)/income, net	(22,581)	(1,426)	4,590,580	720,362

Income before income tax expense	4,798,859	3,946,384	919,795	144,336
Income tax expense	—	—	(670,976)	(105,291)

Income from continuing operations, net of tax	4,798,859	3,946,384	248,819	39,045

Income/(loss) from discontinued operation, net of tax	42,438,138	29,638,700	(244,068,780)	(38,299,718)

Net income/(loss)	47,236,997	33,585,084	(243,819,961)	(38,260,673)

Net income/(loss) attributable to the Company’s ordinary shareholders	47,236,997	33,585,084	(243,819,961)	(38,260,673)

Other comprehensive loss
Foreign currency translation adjustment, net of nil tax	—	(7,956,640)	(4,586,027)	(719,648)

Comprehensive income/(loss)	47,236,997	25,628,444	(248,405,988)	(38,980,321)

Total comprehensive income/(loss) attributable to the Company’s ordinary shareholders	47,236,997	25,628,444	(248,405,988)	(38,980,321)
Earnings per share from continuing operations
—Basic and diluted	0.10	0.07	0.00	0.00
Earnings/(loss) per share from discontinued operation
—Basic and diluted	0.85	0.55	(3.66)	(0.57)
Weighted average number of ordinary shares used in per share calculation
—Basic and diluted	50,000,000	54,166,750	66,667,000	66,667,000

The accompanying notes are an integral part of these consolidated financial statements.

Lixiang Education Holding Co., Ltd.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2019, 2020 and 2021
(RMB, except share data or otherwise noted)

	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Retained earnings/(Accumulated deficit)	Total shareholders’ equity
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018	50,000,000	—	11,200,000	40,197,986	—	72,511,298	123,909,284
Net income for the year	—	—	—	—	—	47,236,997	47,236,997
Provision of statutory reserve	—	—	—	10,609,534	—	(10,609,534)	—
Foreign currency translation	—	—	—	—	—	—	—

Balance as of December 31, 2019	50,000,000	—	11,200,000	50,807,520	—	109,138,761	171,146,281

Net income for the year	—	—	—	—	—	33,585,084	33,585,084
Issuance of ordinary shares upon Initial Public Offering (“IPO”), net of issuance cost	16,667,000	45,198	170,649,003	—	—	—	170,694,201
Provision of statutory reserve	—	—	—	7,409,675	—	(7,409,675)	—
Foreign currency translation	—	—	—	—	(7,956,640)	—	(7,956,640)

Balance as of December 31, 2020	66,667,000	45,198	181,849,003	58,217,195	(7,956,640)	135,314,170	367,468,926

Net loss for the year	—	—	—	—	—	(243,819,961)	(243,819,961)
Provision of statutory reserve	—	—	—	1,754,641	—	(1,754,641)	—
Foreign currency translation	—	—	—	—	(4,586,027)	—	(4,586,027)

Balance as of December 31, 2021	66,667,000	45,198	181,849,003	59,971,836	(12,542,667)	(110,260,432)	119,062,938

The accompanying notes are an integral part of these consolidated financial statements.

Lixiang Education Holding Co., Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2019, 2020 and 2021
(RMB, except share data or otherwise noted)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2(g))
Cash flows from operating activities
Net income/(loss)	47,236,997	33,585,084	(243,819,961)	(38,260,673)
Net income/(loss) from discontinued operation	42,438,138	29,638,700	(244,068,780)	(38,299,718)
Net income from continuing operations	4,798,859	3,946,384	248,819	39,045
Adjustments for:
Depreciation of property and equipment	3,821,283	3,913,937	4,257,506	668,096
Amortization of land use rights	940,247	946,697	946,697	148,557
Amortization of acquired intangible assets	5,000	5,000	33,120	5,197
Loss on disposal of property and equipment	—	—	23,884	3,748
Gain on acquisition of Youxi Software	—	—	(2,823,630)	(443,089)
Changes in assets and liabilities:
Inventories	—	(1,577,330)	1,349,730	211,802
Prepayments and other current assets	10,232,207	368,933	17,618,483	2,764,724
Amounts due from related parties	4,873,445	977,770	—	—
Amounts due from Affected Entity	—	3,482,533	8,884,600	1,394,188
Accounts payable	—	6,163,277	(1,379,609)	(216,491)
Amounts due to related parties	(2,980,600)	—	(396,000)	(62,141)
Amounts due to Affected Entity	46,825,518	28,254,761	54,631,354	8,572,852
Salaries and welfare payable	127,223	131,339	1,792,411	281,268
Taxes payable	(518,613)	249,897	417,218	65,471
Deferred revenue, current and non-current	(1,000,000)	176,980	(3,975,173)	(623,791)
Accrued liabilities and other current liabilities	(6,146,589)	(208,685)	(18,466,836)	(2,897,850)
Deferred tax assets	—	—	(91,092)	(14,294)

Net cash provided by operating activities from continuing operations	60,977,980	46,831,493	63,071,482	9,897,292

Net cash (used in)/provided by operating activities from discontinued operation	(2,202,928)	2,624,493	(32,463,882)	(5,094,291)

Net cash provided by operating activities	58,775,052	49,455,986	30,607,600	4,803,001

Cash flows from investing activities:
Purchase of short-term investments	(30,000,000)	(55,000,000)	(107,500,000)	(16,869,096)
Proceeds from maturity of short-term investments	15,060,931	65,000,000	107,500,000	16,869,096
Purchase of property and equipment	(13,050)	(3,909,253)	(2,249,341)	(352,971)
Loans lent to related parties	(26,471,645)	(22,161,208)	—	—
Repayments of loans by related parties	17,828,445	28,139,563	—	—
Receipts of the consideration from the divestiture of Lianwai Kindergarten	3,000,000	—	—	—
Advance deposit for intent acquisition	—	—	(100,000,000)	(15,692,182)
Purchase of Youxi Software	—	—	(296,789)	(46,573)
Purchase of Qingtian International School	—	—	(12,188,781)	(1,912,686)

Net cash (used in)/provided by investing activities from continuing operations	(20,595,319)	12,069,102	(114,734,911)	(18,004,412)

Net cash (used in)/provided by investing activities from discontinued operation	(14,143,681)	7,688,534	(40,315,605)	(6,326,398)

Net cash (used in)/provided by investing activities	(34,739,000)	19,757,636	(155,050,516)	(24,330,810)

Cash flows from financing activities:
Proceeds from short-term borrowings with banks	44,800,000	43,400,000	97,000,000	15,221,417

Repayments of short-term borrowings with banks	(69,000,000)	(63,304,394)	(44,895,606)	(7,045,100)
Proceeds from short-term borrowings from related parties	3,049,462	—	—	—
Repayment of short-term borrowings to related parties	(3,049,462)	—	—	—
Repayments of loan payable due to Lianwai Kindergarten	(16,349,911)	—	—	—
Proceeds from issuance of ordinary shares upon IPO	—	208,718,163	—	—
Cash paid for initial public offering related costs	—	(38,023,962)	—	—

Net cash (used in)/provided by financing activities from continuing operations	(40,549,911)	150,789,807	52,104,394	8,176,317

Net cash provided by/(used in) financing activities from discontinued operation	38,588,379	(24,000,000)	63,566,667	9,974,997

Net cash (used in)/provided by financing activities	(1,961,532)	126,789,807	115,671,061	18,151,314

Effect of exchange rate changes on cash and cash equivalents	—	(7,956,640)	(4,586,028)	(719,648)
Net increase/(decrease) in cash and cash equivalents	22,074,520	188,046,789	(13,357,883)	(2,096,143)
Cash and cash equivalents at the beginning of year	2,648,397	24,722,917	212,769,706	33,388,210

Cash and cash equivalents at the end of year	24,722,917	212,769,706	199,411,823	31,292,067

Supplemental disclosure of cash flow information:
Cash paid for interest expenses	3,424,930	2,148,384	—	—
Cash paid for income tax expenses	—	—	955,081	149,873
Supplemental schedule of non-cash investing and financing activities:
Payables for Qingtian International School acquisition	—	—	8,000,000	1,255,375
Payables for property and equipment	3,723,326	1,061,462	—	—
The accompanying notes are an integral part of these consolidated financial statements.

Lixiang Education Holding Co., Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(RMB, except share data or otherwise noted)

1.	Organization and Principal Activities

(a)	Principal activities
Lixiang Education Holding Co., Ltd. (formerly known as Lianwai Education Group Limited, the “Company”) was incorporated on September 6, 2018 under the law of the Cayman Islands as an exempted company with limited liability. The Company’s original name was Lianwai Education Group Limited. The Company changed its name to Lixiang Education Holding Co., Ltd. on May 26, 2020. The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively referred to as the “Group”) is primarily engaged in providing education services through Zhejiang Lishui Mengxiang Education Development Company Limited, Liandu Foreign Language School (“Lianwai School”) and Qingtian Overseas Chinese International School (“Qingtian International School”) in the People’s Republic of China (the “PRC”).
On May 14, 2021, the General Office of the State Council of the People’s Republic of China (the “PRC State Council”) announced the Implementation Rules, which became effective on September 1, 2021. Under the Implementation Rules, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. Compulsory education in this context means the nine years of curriculum education mandated by the PRC, consisting of six years of primary education at primary school and three years of secondary education at middle school. Moreover, Lianwai School provides compulsory education services in the PRC. Pursuant to the Implementation Rules, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit
private school that provides
pre-school
education by means of merger, acquisition, contractual arrangements, etc., and (3) private schools providing compulsory education shall not conduct any transaction with any related party.
Under the Implementation Rules, private schools providing compulsory education is prohibited from being controlled through contractual arrangement and conducting transactions with its related parties and hence, significantly affects the enforceability of the exclusive management services and business cooperation agreements with the Lianwai School providing compulsory education.
As a result of the effectiveness of the Implementation Rules, the Company would no longer be able to use its power under the contractual arrangements as disclosed in Note 2(c) to direct the relevant activities that would most significantly affect the economic performance of those schools and hence, has lost control on August 31, 2021 over Lianwai School “Affected Entity”. The Company assessed the implications of Implementation Rules and concluded that, based on all relevant facts and circumstances, the ability of the Group to use its power under the contractual arrangements with Zhejiang Lishui Mengxiang Education Development Company Limited to direct the relevant activities that would most significantly affect the economic performance of the Affected Entity had ceased on August 31, 2021 immediately before the Implementation Rules became effective. Accordingly, the carrying amount related to the net assets of the Affected Entity were deconsolidated from the consolidated financial statements of the Group as of August 31, 2021.
In addition, after August 31, 2021, the remaining businesses of the Group are mainly engaged in high school operation and the provision of operation services for domestic schools, including catering and procurement services.
Significant equity transactions
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
On August 31, 2021, the Company acquired 100% of the sponsorship interest of Qingtian International School from Qingtian Zhongyi Education Investment Co., Ltd under the consideration of RMB23 million.

1.	Organization and Principal Activities (Continued)

As of December 31, 2021, the Company’s major subsidiaries and VIEs are as follows:

Name of subsidiaries and VIE	Date of establishment	Place of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Wholly owned subsidiaries of the Company:
Lianwai Investment Co., Ltd. (“Lianwai investment”)	Established on September 11, 2018	BVI	100%	Investment holding
Hong Kong Mengxiang Education Development Group Limited (“HK Mengxiang”)	Established on September 20, 2018	Hong Kong	100%	Investment holding
Zhejiang Mengxiang Consulting Services Co., Ltd. (“Liandu WFOE”)	Established on October 10, 2018	PRC	100%	Investment holding
Zhejiang Lishui Xianke Agricultural Products Distribution Co., Ltd. (“Lishui Xianke”)	Established on August 13, 2020	PRC	100%	Operation of food procurement
Hangzhou Youxi Information Technology Co., Ltd. (“Youxi Software”)	Established on December 14, 2018	PRC	100%	Information technology development
Variable Interest Entities (“VIEs”)
Zhejiang Lishui Mengxiang Education Development Company Limited (“Lishui Mengxiang VIE”)	Established on August 20, 2001	PRC	100%	Operation of Liandu Foreign Language School
Qingtian Overseas Chinese International School (“Qingtian International School”)	Established on August 1, 2019	PRC	100%	Operation of high school

(b)	Group history
The Group started its business through Lishui Mengxiang VIE and Lianwai School VIE. To facilitate offshore financing, an offshore corporate structure was formed in 2018, which was carried out as follows:

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

1.	Organization and Principal Activities (Continued)

The Company obtained control over these PRC domestic companies by entering into a series of Contractual Arrangements in October 2018. After that Lishui Mengxiang VIE, Lianwai Kindergarten and Lianwai School VIE became VIEs, whose primary beneficiary is Liandu WFOE, and the shareholders of these affiliate Chinese entities became the Nominee Shareholders at that date. Contractual Arrangements were subsequently revised in November 2018 and March 2019 (the “VIE Agreements”) with these PRC domestic companies and their respective shareholders. As a result, Lianwai Kindergarten ceased to be VIE and the VIEs consisted of Lishui Mengxiang VIE and Lianwai School VIE (“affiliate Chinese entities”). Reorganization is accounted for as a common control transaction under the pooling of interest method. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods.
On August 31, 2021, the ability of Group to use its power under the contractual arrangements with Lishui Mengxiang VIE to direct the relevant activities that would most significantly affect the economic performance of the Affected Entity had ceased due to Implementation Rules. The Group has executed the Acknowledgment Agreement on April 20, 2022 to confirm all the terms of rights and obligations relating to Lianwai School and the director appointed by the sponsor under the VIE Agreements, which shall be terminated on August 31, 2021. Meanwhile, the Group has entered into a series of Contractual Agreements through Liandu WFOE, Qingtian International School and the Council Members of Qingtian International School (the “new VIE Agreements”). After that Lishui Mengxiang VIE and Qingtian International School (“new VIEs”) became VIEs on August 31, 2021, whose primary beneficiary is Liandu WFOE, and the shareholders of new VIEs became the Nominee Shareholders at that date.
These Contractual Agreements cannot be unilaterally terminated by the Nominee Shareholders, or the new VIEs. As a result, the Company maintains the ability to control these new VIEs, and is entitled to substantially all of the economic benefits from these new VIEs. Accordingly, the Group had consolidated the financial position and operating results of affiliate Chinese entities, new VIEs in the consolidated financial statements of the Company during the year ended December 31, 2019, 2020 and 2021. The Company’s VIE includes (1) affiliate Chinese entities, prior to August 31, 2021; and (2) the new VIEs after August 31, 2021.
The principal terms of the agreements entered into amongst the VIEs, their respective shareholders and the Liandu WFOE are further described below.

(c)	Contractual Agreements with VIEs
Loan Agreements
Pursuant to the loan agreements entered into between Liandu WFOE and affiliate Chinese entities, and between Liandu WFOE and new VIEs, Liandu WFOE can grant interest-free loans to Lishui Mengxiang VIE with the sole purpose of providing funds necessary for the business operations and development of Lianwai School and Qingtian International School. These business loan amounts can be injected into Lianwai School and Qingtian International School as capital or other operation means, and cannot be accessed for any personal uses. There is no fixed term for each loan under the loan agreement except that Liandu WFOE can unilaterally decide when to recover the loan and the loan agreements shall remain effective during the operation term of Lianwai School and Qingtian International School and any periods that are renewable pursuant to PRC laws. Liandu WFOE has the right to unilaterally terminate these agreements after giving notice in advance , including that Liandu WFOE and/or its designated entities have fully exercised their options to purchase all the (direct and indirect) equities held by Nominee Shareholders of the relevant VIE in accordance with the Exclusive Call Option Agreements (as described in the following paragraph), while the shareholders of such consolidated affiliated Chinese entities have no right to unilaterally terminate these agreements. As of December 31, 2020 and 2021
, no loans have been granted yet.
Exclusive Call Option Agreements
Under the exclusive call option agreements, each Nominee Shareholders of the affiliate Chinese entities and new VIEs granted Liandu WFOE the exclusive and irrevocable right to purchase or to designate entities at their discretion to purchase part or all of the equity interests in the VIEs from the Nominee Shareholders, in the case that the PRC laws and regulations allows, at any time for a purchase price subject to the lowest price permitted by PRC laws and regulations. Liandu WFOE or its designated representatives have sole discretion as to when to exercise such options, either in part or in full. The affiliate Chinese entities and new VIEs (collectively the “VIEs”), and their Nominee Shareholders have agreed that without Liandu WFOE’s prior written consent, their respective Nominee Shareholders cannot sell, transfer, assign or dispose of or create any encumbrance on any of the VIEs’ equity interests, assets, and business. Also, as agreed, the VIEs cannot declare any dividend or change the capitalization structure of the VIEs and cannot enter into any loan, guarantee or investment agreements. Furthermore, the Nominee Shareholders have agreed that any proceeds but not limited to the sales of the Nominee Shareholders’ equity interest in relevant VIEs should be gratuitously paid to Liandu WFOE or one or more person(s) at their discretion. The agreements will remain in force during the operation terms of the relevant VIEs and any periods that are renewable pursuant to the PRC laws, and will terminate automatically when Liandu WFOE and/or its designated entities fully exercise their options to purchase all the equities held by Nominee Shareholders in accordance with the Exclusive Call Option Agreements. In addition, Liandu WFOE has the right to unilaterally terminate these agreements after 30 days advance written notice, while the Nominee Shareholders and relevant VIEs have no right to unilaterally terminate these agreements.

1.	Organization and Principal Activities (Continued)

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
Proxy Agreements and Power of Attorney for School’s Sponsors, Directors and Council Members
Pursuant to the proxy agreements and power of attorney, Lishui Mengxiang VIE has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as sponsor of both Lianwai school and Qingtian International School to the extent permitted by the PRC laws. The agreements shall remain effective during the operation term of Qingtian International School, and before August 31, 2021 for Lianwai School, and any periods that are renewable pursuant to PRC laws, and will terminate automatically when Liandu WFOE and/or its designated entities fully exercise their options to purchase all the equities held by the Nominee Shareholders in accordance with the Exclusive Call Option Agreement. In addition, the Liandu WFOE has the right to unilaterally terminate these agreements after 30 days advance written notice, while Lianwai school, Qingtian International School and their sponsors, council members and appointed directors have no right to unilaterally terminate these agreements.
Business Cooperation Agreement and Exclusive Technical Services and Business Consulting Agreement
Pursuant to the Business Cooperation Agreement and Exclusive Technical Services and Business Consulting Agreement, Liandu WFOE has agreed to provide affiliate Chinese entities and new VIEs with technical services, management support services, consulting services and intellectual property licenses required for the conducting of private education business activities, including but not limited to preparation, selection and/or recommendation of schools textbooks, recruitment of teachers and other staff, training support, admissions support, public relations maintenance, market research and development, management and marketing consulting and other related services. The affiliate Chinese entities and new VIEs shall pay to Liandu WFOE service fees withdrawn from their respective amount of surplus from operations after deducting all costs, expenses, taxes, losses (if required by the law) and the legally development fund of the respective school (if required by the law) and other costs and funds that shall be retained at Lianwai school and Qingtian International School in accordance with applicable PRC laws. Liandu WFOE has the right (but not the obligation) to adjust the amount of such service fee by reference to the actual services provided and the actual business operations and needs of affiliate Chinese entities and new VIEs, provided that any adjusted amount shall not exceed the amount mentioned above. The affiliate Chinese entities and new VIEs do not have any right to make any such adjustment. Liandu WFOE, as appropriate, will exclusively own any intellectual property rights arising from the performance of these agreements. The aforementioned agreements will terminate automatically when Liandu WFOE and/or its designated entities fully exercise their options to purchase all the equities held by the Nominee Shareholders in accordance with the Exclusive Call Option Agreements. In addition, Liandu WFOE retains the exclusive right to terminate the agreements at any time by delivering a written notice 30 days in advance to the applicable consolidated affiliate Chinese entities and new VIEs.
Equity Pledge Agreements
Pursuant to the equity pledge agreements among Liandu WFOE, Lishui Mengxiang VIE and the Nominee Shareholders of Lishui Mengxiang VIE, the Nominee Shareholders shall pledge all of their equity interests in Lishui Mengxiang VIE to Liandu WFOE as collateral for all of their payments to direct, indirect and derivate losses and losses of predictable profits of the PRC subsidiaries (“Secured Debts”) and to secure their obligations under the above agreements. In the event of a breach by the affiliate Chinese entities and new VIEs or any of their Nominee Shareholders of their contractual obligations, Liandu WFOE has the right to deal with the equity interests pledged in the following ways: i) purchasing or designating entities at their discretion to purchase part or all of the equity interests in the affiliate Chinese entities and new VIEs from the Nominee Shareholders, subject to the lowest price permitted by PRC laws and regulations; ii) selling the equity interests pledged through auction or discount, and preferentially compensated from the sales price; iii) other means agreed between Liandu WFOE and the Nominee Shareholders, after giving written notice to the Nominee Shareholders. The equity pledge agreements will expire when the Nominee Shareholders have completed all their obligations under the above agreements or the Secured Debts are fully settled, or when Liandu WFOE unilaterally delivers a written notice
 30 days in advance.

1.	Organization and Principal Activities (Continued)

Spousal Undertakings
Pursuant to the Spousal Undertakings, each Nominee Shareholder, who is a natural person, and their spouses unconditionally and irrevocably agreed that the equity interests in the affiliate Chinese entities and new VIEs held by and registered in the name of their spouse will be disposed of pursuant to the equity pledge agreements, the exclusive call option agreements, the loan agreement and the proxy agreement and power of attorney. Each of their spouses agreed not to assert any rights over the equity interests in the affiliate Chinese entities and new VIEs held by their respective spouses. In addition, in the event that any spouse obtains any equity interests in the affiliate Chinese entities and new VIEs held by their spouse for any reason, they agreed to be bound by similar obligations and agreed to enter into similar contractual agreements.

(d)	Combined financial information of the VIEs
The following combined financial information of the Group’s VIEs as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2(g))
ASSETS
Current assets:
Cash and cash equivalents	398,952	1,453,323	228,058
Amounts due from inter-company entities	62,261,945	51,536,540	8,087,208
Prepayments and other current assets	6,140	100,990,604	15,847,630
Current assets belong to discontinued operation	265,798,189	—	—

Total current assets	328,465,226	153,980,467	24,162,896

Non-current assets:
Property and equipment, net	162,463,014	164,037,622	25,741,082
Land use rights	37,720,475	36,767,329	5,769,596
Intangible assets	11,667	6,667	1,046
Goodwill	—	26,644,407	4,181,089
Non- c urrent assets belong to discontinued operation	41,482,375	—	—

Total non-current assets	241,677,531	227,456,025	35,692,813

Total assets	570,142,757	381,436,492	59,855,709

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	24,895,606	77,000,000	12,082,980
Accounts payable	600,000	741,169	116,306
Deferred revenue, current	10,000	1,204,033	188,939
Salary and welfare payable	263,232	2,007,834	315,073
Amounts due to related parties	719,400	323,400	50,749
Tax payable	237,473	628,081	98,560
Amount due to inter-company entities	—	16,754,595	2,629,162
Accrued liabilities and other current liabilities	3,710,356	16,708,810	2,621,977
Amounts due to Affected Entity, current	254,151,621	288,261,447	45,234,510
Current liabilities belong to discontinued operation	62,799,191	—	—

Total current liabilities	347,386,879	403,629,369	63,338,256

Non-current liabilities
Non-current liabilities belong to discontinued operation	412,593	—	—

Total non-current liabilities	412,593	—	—

Total liabilities	347,799,472	403,629,369	63,338,256

1.	Organization and Principal Activities (Continued)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2(g))

Net revenues from continuing operations	13,431,603	17,070,602	20,112,033	3,156,017
Net revenues from discontinued operation	148,029,606	154,160,699	102,006,339	16,007,021
Net income/(loss) from continuing operations	4,872,678	7,894,293	(467,382)	(73,342)
Net income/(loss) from discontinued operation	42,438,138	29,638,700	(244,068,780)	(38,299,718)
Net cash provided by operating activities	58,830,470	47,477,961	29,764,431	4,670,688
Net cash (used in)/provided by investing activities	(34,739,000)	19,424,757	(153,593,942)	(24,102,241)
Net cash (used in)/provided by financing activities	(1,961,532)	(81,928,356)	115,671,061	18,151,314
Net increase/(decrease) in cash and cash equivalents	22,129,938	(15,025,638)	(8,158,450)	(1,280,239)
In accordance with the aforementioned agreements, the Company has the power to direct the activities of the VIEs, and have the control of their assets. Therefore the Company considers that there is no other asset in the VIEs that can be used only to settle obligations of the respective VIE, except for the education facilities assets, registered capital and the PRC statutory reserves, as of December 31, 2020 and 2021. As the VIEs are incorporated as schools and limited liability company under the PRC Company Law, the creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.
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
There is no VIE where the Company has a variable interest, but is not the primary beneficiary.

(e)	Risks associated with VIE arrangements
Foreign investment in the education industry in PRC is extensively regulated and subject to various restrictions. Specifically, high school is restricted industries for foreign investors, and foreign investors are only allowed to invest in such industries in cooperative ways with domestic investors, provided that domestic investors play a dominant role in such cooperation. In addition, foreign investment in education institutions in the PRC must be in the form of cooperation between Chinese educational institutions and foreign educational institutions and the foreign portion of the total investment in a Sino-foreign education institute must be below 50%. Although foreign investment in high schools is not prohibited, based on the operation experience, Liandu WFOE in China is still ineligible to independently or jointly invest and operate high schools, including Qingtian International School. To comply with PRC laws and regulations, the Group have entered into a series of contractual arrangements pursuant to which Liandu WFOE receives the economic benefits from our VIEs. If the contractual arrangements that establish the structure for operating our business in China are found to violate any PRC laws or regulations in the future or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Education of People’s Republic of China, or the MOE, which regulates the education industry, the Ministry of Commerce, or MOFCOM, which regulates the foreign investment in China, and the Civil Affairs Bureau, which regulates the registration of schools in China, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of the Company’s PRC subsidiaries or VIEs;

•	discontinuing or restricting the operations of any related-party transactions among Liandu WFOE or VIEs;

•	imposing fines or other requirements with which the Company or Liandu WFOE or VIEs may not be able to comply;

•	requiring the Company to restructure operations in such a way as to compel the Company to establish new entities, re-apply for the necessary licenses or relocate the businesses, staff and assets;

•	imposing additional conditions or requirements with which the Company may not be able to comply; or

•	restricting the use of proceeds from our additional public offering or financing to finance the business and operations in China.

1.	Organization and Principal Activities (Continued)

Similar ownership structure and contractual arrangements have been used by many China-based companies listed overseas, including a number of education companies listed in the United States. To the Company’s knowledge, none of the fines or punishments listed above has been imposed on any of these public companies, including companies in the education industry. However, the Company cannot assure that such fines or punishments will not be imposed on the Company in the future. If any of the above fines or punishments is imposed on the Company, the Company’s business, financial condition and results of operations could be materially and adversely affected. If any of these penalties results in the Company’s inability to direct the activities of the VIEs and their respective subsidiaries that most significantly impact their economic performance, and/or our failure to receive the economic benefits from the VIEs and their respective subsidiaries, the Company may not be able to consolidate the VIEs and their respective subsidiaries in our financial statements in accordance with U.S. GAAP. However, the Company do not believe that such actions would result in the liquidation or dissolution of the Company, the wholly-owned subsidiaries in China or the VIEs or their respective subsidiaries.
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
Conducting operations through contractual arrangements has been adopted by many PRC-based companies, and has been adopted by the Company to establish control of VIEs. Since the Foreign Investment Law is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to cope with the regulatory-compliance challenges could result in material and adverse effect on us. For instance, although the Foreign Investment Law does not explicitly classify contractual arrangement as a form of foreign investment, it still leaves a leeway for future laws and if future laws, administrative regulations or provisions stipulates contractual arrangements as a way of foreign investment, then whether the Company’s contractual arrangements will be recognized as foreign investment, whether the contractual arrangements will be deemed to be in violation of the foreign investment access requirements and how the Company’s contractual arrangements will be handled are uncertain. In the extreme case-scenario, the Company may be required to unwind the contractual arrangements and/or dispose relevant business operations, which could have a material and adverse effect on the Company’s business, financial condition and result of operations.
As of December 31, 2021, based on all relevant facts and circumstances, the Company concluded that it no longer has a controlling interest in the Affected Entity due to the effectiveness of the Implementation Rules, which resulted to the deconsolidation of the Affected Entity. Nevertheless, the legal enforceability of the new VIE agreements are not impacted by the Implementation Rules.

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
The Company believes that the consolidation and deconsolidation of VIEs, goodwill relating to business combination, depreciation of buildings and impairment assessments of long-lived assets reflect more significant estimates used in the preparation of its consolidated financial statements.
Management makes the estimates based on historical experience and on various other assumptions as discussed elsewhere in the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making estimates about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

2.	Principal Accounting Policies (Continued)

(c)	Consolidation
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

(d)	Deconsolidation
Upon the occurrence of certain events and on a regular basis, the Group evaluates whether it no longer has a controlling interest in its subsidiaries, including consolidated variable interest entities. If the Company determines it no longer has a controlling interest, the subsidiary is deconsolidated. The Company records a gain or loss on deconsolidation based on the difference on the deconsolidation date between (i) the aggregate of (a) the fair value of any consideration received, (b) the fair value of any retained non-controlling
investment in the former subsidiary and (c) the carrying amount of any non-controlling
interest in the subsidiary being deconsolidated, less (ii) the carrying amount of the former subsidiary’s assets and liabilities.
The Company assesses whether a deconsolidation is required to be presented as discontinued operation in its consolidated financial statements on the deconsolidation date. This assessment is based on whether or not the deconsolidation represents a strategic shift that has or will have a major effect on the Company’s operations or financial results. If the Company determines that a deconsolidation requires presentation as a discontinued operation on the deconsolidation date, or at any point during the one-year
period following such date, it will present the former subsidiary as a discontinued operation in current and comparative period financial statements.

(e)	Business Combination
Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling
interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling
interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. Acquisition-related expenses and restructuring costs are expensed as incurred.
Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and is recorded as a liability, it is subsequently remeasured at fair value at each reporting date with changes in fair value reflected in earnings.

2.	Principal Accounting Policies (Continued)

(f)	Functional currency and foreign currency translation
The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Group is RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.
Transactions denominated in other than the functional currencies are re-measured
into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured
at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of comprehensive income/(loss) as foreign exchange related gains /(losses).
The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end
exchange rates, income and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a separate component of shareholders’ equity on the consolidated financial statement. The exchange rates used for translation on December 31, 2020 and 2021 were US$1.00=RMB 6.5249 and RMB 6.3757, respectively, representing the index rates stipulated by the People’s Bank of China.

(g)	Convenience translation
The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1 = RMB 6.3726 on December 3
0
, 2021, representing the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2021, or at any other rate.

2.	Principal Accounting Policies (Continued)

(h)	Fair value of financial instruments
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
The Group’s financial instruments consist principally of cash and cash equivalents, prepayments and other current assets, accounts payable, and other liabilities.
As of December 31, 2020 and 2021, the carrying values of cash and cash equivalents, prepayments and other current assets, accounts payable, short-term borrowings and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments.

(i)	Cash and cash equivalents
Cash and cash equivalents include cash in bank placed with banks or other financial institutions, which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

(j)	Inventories
Inventories are stated at the lower of cost or net realized value. Cost is determined using the weighted average method. As of each reporting date, the Group evaluates the net realizable value based on assumptions about future customer demand and market conditions. The evaluation may take into consideration inventory aging, expected demand, anticipated sales price, and other factors. Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value. As of December 31, 2020, inventories mainly included uniforms and food of RMB 1.44 million and RMB 0.06 million, respectively. As of December 31, 2021, inventories mainly included dormitory bedding of
RMB 0.17 million. There was no write-down of inventories for the years ended December 31, 2020 and 2021, respectively.

2.	Principal Accounting Policies (Continued)

(k)	Property and equipment, net
Property and equipment are stated at historical cost less accumulated depreciation and impairment income, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Buildings	10 years to 50 years
Electronic devices and other general equipment	2 years to 5 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
Expenditures for maintenance and repairs are expensed as incurred. The gain or income on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income/(loss).

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
The Group did not recognize any impairment loss for the years ended December 31, 2019, 2020 and 2021.

(n)	Goodwill, net
Goodwill represents the excess of the purchase consideration over the fair value of the identifiable net assets acquired in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis as of December 31, or more frequently if events or changes in circumstances indicate that it might be impaired. The Group has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step
quantitative goodwill impairment test. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. The Group will perform the quantitative impairment test if the Group bypasses the qualitative assessment, or based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount.
The Group adopted ASU
No. 2017-04,
Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. Under the new guidance, if the fair value of a reporting unit exceeds its carrying amount, goodwill is not impaired and no further testing is required. If the fair value of a reporting unit is less than the carrying value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.
For the years ended December 31, 2019, 2020 and 2021, the Group did not recognize any impairment loss on goodwill.

(o)	Deferred revenue
Cash proceeds received from customers are initially recorded as deferred revenue and are recognized as revenues when revenue recognition criteria are met.

2.	Principal Accounting Policies (Continued)

(p)	Revenue recognition
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
The Group mainly offers school curriculum education services, including primary, middle and high school, to students. During the stay in schools, the students are offered meals (including breakfast, lunch, dinner and snacks) and accommodation. Meal fees and accommodation fees are collected in advance prior to the beginning of each semester in Liandu Foreign School. Meal fees are collected each time students had meal in Qingtian International School. Schools provide school uniforms to the students with payment also made prior to the beginning of each semester. Schools ask students to purchase certain designated additional learning materials, such as after-class reading books related to the courses provided. Students may choose to either purchase from bookstores by themselves or order from the school. The payments for learning materials are collected at the end of each semester.
Pursuant to Implementation Rules effective on September 1, 2021 and the deconsolidation of Lianwai School, the Group has not recorded the revenue of primary and middle school curriculum education services since September 1, 2021. For the fiscal year ended December 31, 2020 and for the eight months ended August 31, 2021, the Group provides operation services including rental services and procurement services for Lianwai School. Although private schools providing compulsory education should not conduct any transaction with any related party under the Implementation Rules, to keep Lianwai School in continuing daily operation, the Group continued to provide essential services without recognizing any revenues relating to such activities to Lianwai School.
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
Sale of uniforms and learning materials
Schools sell uniform and learning materials to students. Revenue from uniform and learning materials is recognized at a point in time when control of the uniforms and learning materials have been transferred and accepted by the students.
The Group recognizes revenue from sale of uniform and learning materials on a gross basis, as the Group controls the goods before they are transferred to the students. The Group is responsible for the design of uniforms and has inventory risk for the uniforms and learning materials.
Food procurement services
The Group offers food procurement services to the Affected Entity. Revenue from food procurement services is recognized at a point in time when control of the food has been transferred and accepted by the Affected Entity. As these transaction with Affected Entity maybe offered to the third parties or still to Affected Entity under the regulations and laws in PRC, they were recast in continuing operations in current and comparative period financial statements instead of eliminated in consolidation.

2.	Principal Accounting Policies (Continued)

(q)	Leases
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

(r)	Cost of revenues
Cost of revenues consist of expenditures incurred in the generation of the Group’s revenue, includes but not limited to the salary and welfare for teachers, food costs, uniform and learning materials cost, utilities charges and depreciations.

(s)	General and administrative expenses
General and administrative expenses consist primarily of salary and welfare for general and administrative personnel, general office expenses and professional service fees.

(t)	Government subsidies
Government subsidies primarily consist of financial subsidies received from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies with no further conditions to be met are recorded as “Other income, net” when received. The government subsidies with certain operating conditions are recorded as liabilities when received and will be recorded as operating income when the conditions are met. For the years ended December 31, 2019 and 2020,
Lianwai School
received financial subsidies of RMB5,857,993 and RMB9,860,106 from the local PRC government authorities, respectively. For the years ended December 31, 2021, Li anwai
School received financial subsidies of RMB4,859,215 and Qingtian International School received financial subsidies of RMB1,499,505.

(u)	Employee social security and welfare benefits
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

(v)	Income taxes
Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.
Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income/(loss) in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

2.	Principal Accounting Policies (Continued)

Uncertain tax positions
The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2019, 2020 and 2021. As of December 31, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.

(w)	Statutory reserves
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
Schools require that annual appropriations of 25% of
after-tax
income should be set aside prior to payments of dividend as development fund. The statutory reserve is applied against prior year income, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended December 31, 2019, 2020 and 2021, the Group made apportions of RMB 10,609,534, RMB 7,409,675 and
R
MB
1,322,803

to the development fund, respectively.

(x)	Related parties
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

(y)	Dividends
Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2019, 2020 and 2021, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(z)	Earnings/(loss) per share
Basic income/(loss) per share is computed by dividing net income/(loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year.
Diluted income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted income per share if their effects would be anti-dilutive.

(aa)	Comprehensive income/(loss)
Comprehensive income/(loss) is defined as the change in shareholders’ equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.
Comprehensive income/(loss) is reported in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive loss of the Group includes the foreign currency translation adjustments.

2.	Principal Accounting Policies (Continued)

(bb)	Segment reporting
Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers in deciding how to allocate resources and assess performance.
For the year ended December 31, 2019 and 2020, the Group had one reportable segment for the primary and middle school education business from grade 1 to grade 9, provided by Lianwai School VIE. For the year ended December 31, 2021, for continuing operations, the Group had one reportable segment for the high school education business, provided by Qingtian International School VIE. In response to Implementation Rules, the reportable segment for the primary and middle school education business from grade 1 to grade 9, qualifies for discontinued operation reporting and is not required to disclose the information in segment reporting required by ASC 280. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The Group does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. The Group does not have any other geography besides the PRC that has above 10% of revenues or long-lived assets. Hence, the Group has only one operating segment and one reportable segment.

(cc)	Recently issued accounting pronouncements
In February 2016, the FASB issued ASU
No. 2016-02,
“Leases (Topic 842)” (“ASU
2016-02”),
which requires lessees to recognize assets and liabilities for all leases with lease terms of more than 12 months on the balance sheets. Under the new guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. The Group will be required to recognize and measure leases existing at, or entered into after, the beginning of the earliest comparative period presented using a modified retrospective approach, with certain practical expedients available. For the Group, this ASU is effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The Company will adopt ASU
2016-02
from January 1, 2022. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.
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

3.	Discontinued operation
As refer to Note 1, in connection with the deconsolidation of the Affected Entity, the Group evaluated and concluded that the Affected Entity should be accounted as discontinued operation during the year ended and as of December 31, 2021.
Reconciliation of the carrying amounts of the major classes of assets and liabilities from the discontinued operation in the consolidated balance sheets as of December 31, 2020 and 2021 is as follow.

	As of December 31,
	2020	2021
	RMB	RMB	US$(Note 2(h))
ASSETS
Current assets:
Cash and cash equivalents	9,212,821	35,561,745	5,580,414
Inventories	55,607	3,775	592
Prepayments and other current assets	2,378,140	16,450,858	2,581,499
Amounts due from continuing operations	254,151,621	324,674,596	50,948,529

Total current assets	265,798,189	376,690,974	59,111,034

Non-current assets:
Property and equipment, net	41,482,375	44,366,747	6,962,111

Total non-current assets	41,482,375	44,366,747	6,962,111

Total assets	307,280,564	421,057,721	66,073,145

LIABILITIES
Current liabilities
Short-term borrowings	14,800,000	78,366,667	12,297,440
Accounts payable	2,787,497	1,032,500	162,022
Deferred revenue, current	18,159,451	87,772,705	13,773,453
Salary and welfare payable	17,078,606	1,813,920	284,644
Tax payable	39,446	—	—
Accrued liabilities and other current liabilities	1,049,591	2,711,936	425,562
Amounts due to continuing operations	8,884,600	—	—

Total current liabilities	62,799,191	171,697,728	26,943,121

Non-current liabilities
Deferred revenue, non-current	412,593	—	—

Total non-current liabilities	412,593	—	—

Total liabilities	63,211,784	171,697,728	26,943,121

Pursuant to the Implementation Rules, the Group lost control of Lianwai School on August 31, 2021. Therefore, the Group accounted Lianwai School as discontinued operation and recognized one-off loss of RMB249,359,993 for this deconsolidation.
Reconciliation of the major classes of income and losses from discontinued operations in the consolidated statements of operation and comprehensive income/(loss) for the years ended December 31, 2019, 2020 and 2021 is as follow:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2( g ))
Net revenues:
Total net revenue	148,029,606	154,160,699	102,006,339	16,007,021
Cost of revenues	(102,708,988)	(124,039,018)	(91,342,012)	(14,333,555)

Gross profit	45,320,618	30,121,681	10,664,327	1,673,466

Operating expenses:
General and administrative expenses	(7,155,295)	(9,099,960)	(6,931,632)	(1,087,724)

Total operating expenses	(7,155,295)	(9,099,960)	(6,931,632)	(1,087,724)

3.	Discontinued operation ( C ontinued)

Operating income	38,165,323	21,021,721	3,732,695	585,742

Interest expense	(1,688,079)	(1,179,731)	(3,284,732)	(515,446)
Interest income	39,664	43,377	15,183	2,383
Other income, net	5,921,230	9,753,333	4,828,067	757,627

Income before income tax expense	42,438,138	29,638,700	5,291,213	830,306
Income tax expense	—	—	—	—

Income before one-off loss upon deconsolidation of the Affected Entity	42,438,138	29,638,700	5,291,213	830,306

One-off loss upon deconsolidation of the Affected Entity, net of tax	—	—	(249,359,993)	(39,130,024)

Net income/(loss) from discontinued operation	42,438,138	29,638,700	(244,068,780)	(38,299,718)

Summarized cash flow information for discontinued operation for the years ended December 31, 2019, 2020 and 2021 are as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2(g))
Net cash (used in)/provided by operating activities	(2,202,928)	2,624,493	(32,463,883)	(5,094,292)
Net cash (used in)/provided by investing activities	(14,143,681)	7,688,534	(40,315,605)	(6,326,398)
Net cash provided by/(used in) financing activities	38,588,379	(24,000,000)	63,566,667	9,974,997

4.	Business combination
Acquisition of Hangzhou Youxi Information Technology Co., Ltd. (“Youxi Software”)
On January 31, 2021, the Group acquired 100% equity interest of Youxi Software, with a total consideration of RMB300,000 (approximately $46,500) in cash for the layout of online education of the Company. The acquisition of 100% equity interest of Youxi Software has been accounted for using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The Group engaged a third-party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The result of acquired entity’s operation has been included in the consolidated financial statements since the date of acquisition. The purchase price was allocated as of February 1, 2021, the date of acquisition, as follows:

Amount
RMB
Fair value of total consideration transferred:
Cash consideration	300,000
Cash acquired from business combination	(3,211)

Subtotal	296,789
Recognized amounts of identifiable assets acquired and liability assumed:
Current assets	45,440
Intangible asset - computer software	276,087
Current liabilities	(3,200)
Deferred tax assets	2,802,091
Total identifiable net assets	3,120,419

Other income*	2,823,630

*
The excess of the total consideration over the fair value of the assets acquired was recorded as other income, which was due to the deferred tax assets recognized since the management considered it more likely than not that Youxi Software could generate sufficient pre-tax
profit in the next 5 consecutive years and the deferred tax assets will be utilized in the future.

4.	Business combination (Continued)

The net revenue and net loss of Youxi Software since the acquisition date and that were included in the Group’s consolidated statements of operations and comprehensive income/(loss) for the year ended December 31, 2021 are nil and RM
B364,366
, respectively.
Based on the Group’s assessment, the revenues and net earnings of Youxi Software were not considered material prior to the acquisition date. Thus the Group’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is immaterial.
Acquisition of Qingtian Overseas Chinese International School (“Qingtian International School”)
On August 31, 2021, the Group acquired 100% equity interest of Qingtian International School, with a total consideration of RMB23 million (approximately $3.6million) in cash. Qingtian International School is an educational institution specialized in providing high school education to returned overseas Chinese students. As of December 31, 2021, the total unpaid consideration was RMB 8 million, which will be paid in 1 year and was recorded in other payables. The acquisition of 100% equity interest of Qingtian
International
School
has been accounted for using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The Group engaged a third-party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The result of acquired entity’s operation has been included in the consolidated financial statements since the date of acquisition. The purchase price was allocated as of August 31, 2021, the date of acquisition, as follows:

Amount
RMB
Fair value of total consideration transferred:
Cash consideration	23,000,000
Cash acquired from business combination	(2,811,219)

Subtotal	20,188,781
Recognized amounts of identifiable assets acquired and liability assumed:
Current assets	15,799,304
Non-current assets	6,230,107
Current liabilities	(28,485,037)
Total identifiable net liabilities	(6,455,626)

Goodwill*	26,644,407

*
The goodwill was primarily attributable to the synergy from the joint students recruiting events and channel, program design, development and marketing, and teacher training and recruitment opportunities. The goodwill is not deductible for tax purposes.

Based on the Group’s assessment, the revenues and net earnings of Qingtian International School were not considered material prior to the acquisition date. Thus the Group’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is immaterial.

5.	Cash and cash equivalents
Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use. The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2020 and 2021.

	RMB equivalent (US$)	RMB		Total in RMB
		China
	Overseas	Non VIE	VIE s
December 31, 2020	200,108,273	3,049,660	398,952	203,556,885
December 31, 2021	196,642,333	1,316,167	1,453,323	199,411,823

6.	Prepayments and Other current assets
Prepayments and other current assets consisted of the following:

	As of December 31,
	2020	2021
Advance deposit for intent acquisition (1)	—	100,000,000
Prepaid rental fees	—	656,011
Prepayments of services	34,672	300,000
Receivables of over-paid income tax	—	193,015
Others	6,440	318,898

Total	41,112	101,467,924

(1) On July 27, 2021, the Group entered into investment cooperation agreement with Beijing Shangkun Education Technology Development Co., Ltd. (“Beijing S.K.”). Pursuant to the agreement, the Group prepaid RMB100,000,000 for the intent acquisition of Beijing S.K. The closing of the acquisition is subject to satisfaction of certain closing conditions, including but not limited to completion of internal restructuring of Beijing S.K. under the supervision of the Group, which is expected to complete within one year after signing of the agreement (See Note 19).

7.	Property and equipment, net
Property and equipment consisted of the following:

	As of December 31,
	2020	2021
Cost:
Buildings	184,813,833	184,813,833
Electronic devices and other general equipment	5,153,850	5,491,675
Leasehold improvements	1,347,781	6,337,234

Total cost	191,315,464	196,642,742
Less: Accumulated depreciation	(27,348,427)	(31,583,879)

Property and equipment, net	163,967,037	165,058,863

Depreciation expense recognized for the years ended December 31, 2019, 2020 and 2021 were RMB3,821,283, RMB3,913,937 and RMB4,257,506. The net book amount of buildings pledged as collateral for the Group’s borrowings (Note 12) as at December 31, 2020 and 2021 was RMB 18,538,616 and RMB 18,049,651, respectively. The net book amount of buildings pledged as collateral for the Lianwai School’s borrowings as at December 31, 2020 and 2021 was RMB 66,783,536 and RMB 65,403,271, respectively. The net book amount of buildings pledged as collateral for the Lianwai Kindergarten’s borrowings as at December 31, 2020 and 2021 was RMB 4,852,182 and RMB 4,732,232, respectively.

8.	Land use rights
Land use rights consisted of the following:

	As of December 31,
	2020	2021
Cost:
Land use rights	47,334,839	47,334,839
Less: Accumulated amortization	(9,614,364)	(10,567,510)

Land use rights, net	37,720,475	36,767,329

The amortization expenses recognized for the years ended December 31, 2019, 2020 and 2021 were RMB 940,247, RMB
 946,697

and RMB 946,697, respectively. The Group expects to record estimated amortization expenses RMB
 946,697, RMB 946,697, RMB 946,697
,
 RMB 946,697
and RMB 946,697

for the years ending December 31, 2022, 2023, 2024, 2025 and 2026, respectively.
The net book amounts of land use rights as collateral for the Group’s borrowings (Note 12) as of December 31, 2020 and December 31, 2021 were nil and RMB 33,066,332, respectively. The net book amounts of land use rights as collateral for the Lianwai School’s borrowings as of December 31, 2020 and December 31, 2021 were
RMB

18,595,343
and RMB 18,176,686, respectively.

9.	Taxes payable

	As of December 31,
	2020	2021
Value-added tax	251,087	530,980
Surtaxes	6,638	84,187
Withholding individual income tax	12,002	33,971

Total	269,727	649,138

10.	Accrued liabilities and other liabilities

	As of December 31,
	2020	2021
Qingtian I nternational S chool acquis i tion payable (1)	—	8,000,000
Payables to third parties (2)	—	4,500,000
Deposits related to the Group staff apartment sales (3)	3,445,060	3,290,500
Accrued insurance expenses	1,959,206	—
Audit fee payable	—	642,925
Leasehold improvement payables	240,000	390,000
Interests payable	25,295	55,289
Others	—	513,502

Total	5,669,561	17,392,216

(1)
On August 31, 2021, the Group acquired 100% equity interest of Qingtian International School, with a total consideration of RMB23 million in cash. According to payment schedule agreed in the equity transfer agreement, the remaining balance of acquisition payable will be settled within 2022.

(2)	Payables to third parties were loans for daily operational purposes, with 1.5% interest rate and due within one year.

(3)	Deposit prepaid to the Group for intention of purchasing the Group’s staff apartments which can be freely withdrawn before final approval of the ownership transfer.

11.	Ordinary shares
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
paid-in
capital.
As of December 31, 2020 and 2021, the Company had 66,667,000 ordinary shares (US$6,667) issued and outstanding.

12.	Short-term borrowings

	Annual Interest Rate	Maturity (Months)	As of December 31, 2020	As of December 31, 2021
Short-term borrowings:
China CITIC Bank	4.98%-5.00%	September, 2021	14,900,000	—
China CITIC Bank	4.70%	March,2022	—	27,000,000
Bank of Ningbo	4.80%-5.22%	October, 2021	9,995,606	—
Bank of Ningbo	4.80%	December, 2022	—	50,000,000

Total			24,895,606	77,000,000

The weighted average interest rate per annum for the Group’s bank loans was

5.32%, 5.01% and 4.82%
respectively for the years ended December 31, 2019, 2020 and 2021. The Group’s bank loans were secured by the pledge of Group’s buildings and land use rights plus personal guarantees provided by related parties. As of December 31, 2020 and 2021, the total net book amounts of pledged assets were RMB 52,440,671 and RMB 51,115,983, respectively (Note 7 and 8), and the total guaranteed amounts provided by related parties were
RM
B 70,000,000 and RMB 70,000,000 respectively. The effective period of guarantees provided by related parties was within the period from July 29, 2020 to July 29, 2023.
The fair values of personal guarantee provided by the related parties for the Company’s loan were not significant as of December 31, 2020 and 2021 respectively.

13.	Revenue
For the years ended December 31, 2019, 2020 and 2021, all of the Group’s revenue was generated in the PRC. The disaggregated revenues were as follows:

	For the years ended December 31,
	2019	2020	2021
Revenue from Affected Entity:
Rental revenue	9,340,573	15,284,572	14,152,381
Food procurement services	—	5,341,719	10,864,732

Subtotal	9,340,573	20,626,291	25,017,113
Revenue from related party:
Rental revenue	2,373,333	1,668,572	906,667

Revenue from third parties :
Tuition fees	—	—	4,146,247
Uniform	—	1,932,094	1,334,416
Meals	—	—	591,304
Accommodation	—	—	228,526
Rental revenue	952,381	104,761	76,191
Others	765,316	1,373,236	2,136,308

Subtotal	1,717,697	3,410,091	8,512,992

Total revenue	13,431,603	25,704,954	34,436,772

For the fiscal year ended December 31, 2020 and for the eight months ended August 31, 2021, the Group provides operation services including rental services and procurement services for Lianwai School. Although private schools providing compulsory education should not conduct any transaction with any related party under the Implementation Rules, to keep Lianwai School in continuing daily operation, the Group continued to provide essential services without recognizing any revenues relating to such activities to Lianwai School.
As of December 31, 2021, revenue for unsatisfied performance obligations expected to be recognized in year 2022 is RMB1,386,607, which primarily relates to education services and accommodation services to be delivered in the future to the students.

14.	Income taxes

(a)	Cayman Islands
Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

(b)	Hong Kong profits tax
One of the Company’s subsidiaries incorporated in Hong Kong is subject to Hong Kong profits tax rate of 16.5% on its estimated assessable profit for the years ended December 31, 2019, 2020 and 2021. Dividends income received from Liandu WFOE is not subject to Hong Kong profits tax.

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
According to the Article 14 of Guofa 2016 No. 81 released by the State Council non-profit
private schools are eligible to enjoy the same preferential tax treatment as public schools. As a result, non-profit
private schools providing academic qualification education are eligible to enjoy income tax exemption treatment. Lianwai School VIE and Qingtian International School VIE have been granted corporate income tax exemption for the tuition, meal and accommodation services, etc. from relevant local tax authorities.
According to the Financial management system scheme of Lishui Development Zone (Park), Lishui Xianke is eligible to enjoy 40% income tax reduction treatment, subjecting to the PRC income tax at the rate of 15%.

14.	Income taxes (Continued)

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
Composition of income tax expense

	For the years ended
	December 31,
	2019	2020	2021
Current	—	—	762,067
Deferred	—	—	(91,091)
Less from discontinued operation	—	—	—

Total from continuing operations	—	—	670,976

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the years ended
	December 31,
	2019	2020	2021
	%	%	%
PRC Statutory income tax rates	25.0%	25.0%	25.0%
Effect of preferential tax rates	(25.0%)	(25.0%)	28.1%
Effect of non-taxable gain (1)	—	—	(381.2%)
Change of valuation allowance	—	—	401.0%

Effective tax rate	—	—	72.9%

(1)	Non-taxable gain was primarily due to gain from the acquisition of Youxi Software.
Deferred tax assets
The significant components of the deferred tax assets are summarized below:

	As of December 31,
	2020	2021
Deferred tax assets:
Net operating loss carry-forwards	—	6,581,225
Less: valuation allowance	—	(3,688,042)

Net deferred tax assets	—	2,893,183

As of December 31, 2020 and 2021, the Group had net operating loss carryforwards of approximately nil and
RMB
26,324,999, respectively, which arose from the Group’s subsidiaries, VIE and the VIEs’ subsidiaries established in the PRC. As of December 31, 2020 and 2021, deferred tax assets from the net operating loss carryforwards amounted to nil and
RMB
2,893,183, respectively. The Group did not provide any valuation allowance as the Group consider it more likely than not that there would be sufficient pre-tax
profit in the next 5 consecutive years and the deferred tax assets will be utilized in the future.

As private schools providing compulsory education should not conduct any transaction with any related party under the Implementation Rules, some of the Group’s subsidiaries and Lishui Mengxiang VIE were confronted with the adjustment of business. Thus, the Group considered it more likely than not that those subsidiaries and Lishui Mengxiang VIE could not generate sufficient pre-tax profit in the next 5 consecutive years and the deferred tax assets will not be utilized in the future. As of December 31, 2020 and 2021, the Group provided valuation allowance of nil and RMB3,688,042, respectively.
As of December 31, 2021, the net operating loss carryforwards will expire, if unused, as follows:

Net operating loss carryforwards 2022	—
2023	—
2024	8,859,516
2025	2,348,849
2026	15,116,633

Total	26,324,999

15.	Leases
The Group as a lessor
The Group entered into lease agreements as lessor with both third parties and related parties.

	For the years ended December 31,
	2019	2020	2021
Rental Income:
Lianwai Kindergarten	754,285	754,285	754,285
Lishui Yuanmeng Training Company Limited	1,619,048	914,287	152,382
Grocery stores	952,381	104,761	76,191

Total	3,325,714	1,773,333	982,858

The third parties rented the school
non-education
space mainly for grocery stores, which sell mainly stationary or snacks etc. to students which were operated directly by the lessee, and the lease term ended in August, 2021.
The Group leased certain
non-education
space to the related party, Lishui Yuanmeng Training Company Limited from December 1, 2016 to February 28, 2021. In addition, the Group continued leasing its space to Lianwai Kindergarten for their operation of kindergarten care service after the disposal on November, 2018, and the lease term ended in January 2022
 (Note 17).
The Group as a lessee
The Group entered into lease agreements as lessee with third parties for the operation of Qingtian International School, and all payments have been paid upfront. For the years ended December 31, 2019, 2020 and 2021, lease expenses were nil, nil and RMB238,251.

16.	Commitments and contingencies

(a)	Commitments
As of December 31, 2021, the Group entered into lease agreements as lessee with third parties for the operation of Qingtian International School. The Group has prepaid RMB 886,000 of total lease amount in 2021.As of December 31, 2021, the Group did not have any purchase commitments or capital commitments.

(b)	Litigation
In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2020 and 2021, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s financial position, results of operations and cash flows.

17.	Related party transaction and balances
Name and relationship with related parties:

Name of related parties	Relationship
Ms. Fen Ye	Controlling shareholder
Ms. Fang Ye	A close family member of Ms. Fen Ye
Ms. Shou E Yan	A close family member of Ms. Fen Ye
Ms. Chun E Ye	A close family member of Ms. Fen Ye
Mr. Wu Wei	A close family member of Mr. Biao Wei
Lishui Yuanmeng Training Company Limited (“Yuanmeng”)	Controlled by Mr. Biao Wei
Lianwai Kindergarten	Controlled by Ms. Fen Ye

(a)	Significant transactions with related parties for continuing operations

	Years ended
	December 31,
	2019	2020	2021
Rental revenue:
–Yuanmeng	1,619,048	914,287	152,382
–Lianwai Kindergarten	754,285	754,285	754,285

Total	2,373,333	1,668,572	906,667

	Years ended
	December 31,
	2019	2020	2021
Loans lent to related parties:
Ms. Fen Ye	3,171,645	—	—
Mr. Wu Wei	—	661,208	—
Ms. Chun E Ye	23,300,000	21,500,000	—

Total	26,471,645	22,161,208	—

	Years ended
	December 31,
	2019	2020	2021
Repayments of loans to related parties:
Ms. Fang Ye	506,800	—	—
Mr. Wu Wei	—	661,208	—
Ms. Chun E Ye	17,321,645	27,478,355	—

Total	17,828,445	28,139,563	—

	Years ended
	December 31,
	2019	2020	2021
Proceeds from short-term borrowings from related parties:
Ms. Fen Ye	3,049,462	—	—
Repayments of short-term borrowings to related parties:
Ms. Fen Ye	3,049,462	—	—
Repayment of loans due to Lianwai Kindergarten:	16,349,911	—	—
For the years ended December 31, 2019, 2020 and 2021, all loan amounts with related parties were non-interest
bearing, unsecured and repayable on demand.

17.	Related party transaction and balances (continued)

(b)	Balances with related parties for continuing operations

	As of December 31,
	2020	2021
Due to related parties:
Advances from related parties for rental:
Lianwai Kindergarten	719,400	323,400

Total	719,400	323,400

(c)	Balances with Affected Entity for continuing operations

	As of December 31,
	2020	2021
Due from Affected Entity:
Account receivables from Affected Entity	5,203,022	—
Other receivables from Affected Entity	3,681,578	—

Total	8,884,600	—

	As of December 31,
	2020	2021
Due to Affected Entity:
Payables to Affected Entity:	243,006,621	308,782,975
Advance from Affected Entity	11,145,000	—

Total	254,151,621	308,782,975

For the years ended December 31, 2019, 2020 and 2021, other receivables from and payables to Affected Entity were non-interest
bearing, unsecured and repayable on demand for normal business course.
For the years ended December 31, 2019 and 2020, account receivables and advance from Affected Entity arouse from the goods and services provided by the Group. Revenue transaction amount were recognized in the consolidated financial statements (Note 13).

18.	Restricted net assets
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
As of December 31, 2021, the total restricted net assets of the Company’s subsidiaries and VIEs incorporated in PRC subjected to restriction, including the registered capital, the PRC statutory reserves and certain education facilities assets, exceeded the 25 percent threshold. This restriction results in a corresponding requirement to provide the Company’s financial information.

19.	Subsequent events
In January 2022, the Group entered into an agreement of establishing a joint venture company Beijing Xinxiang future technology development Co., Ltd (“Xinxiang”) with Beijing Renren Intelligent Technology Co., Ltd (“Renren”). The Group will hold 43% equity interests for a total consideration of RMB4,300,000. The Group has paid RMB3,200,000 in February 2022. With Renren’s expertise in nursing and emergency treatment, the Group can develop vocational education in health care industry.
On April 18, 2021, the Group entered into the supplemental agreement with Beijing S.K. Pursuant to the supplemental, the Group acquired
 100%

equity interest of Beijing Pengxiang Tianxia Education Technology Co., LTD (“Beijing P.X.”) with wholly owned subsidiary Beijing Chuangmei Weiye Enterprise Management Co., LTD. (“Chuangmei Weiye”) and Hainan Jiangcai Vocational Skills Training School Co. LTD (“Hainan Jiangcai”), along with Langfang City Rail Transit Technical School (“Langfang School”), from Beijing S.K. with the consideration of
RMB53,400,000.
With respect to the remaining prepayment of RMB46,600,000 and its interest, the Group has the right to conduct the acquisition for other vocational education schools under the control of Beijing S.K, which will be completed within one year. Beijing P.X. owned the sponsorship interest of Langfang School, but due to the influence of COVID-19, the procedures to change the former sponsor of Langfang School to Beijing P.X. has not been completed until the issuance of the consolidated financial statements. On April 24, 2022, the Group entered into a supplemental agreement on the transfer of the target company with Beijing S.K., Beijing P.X. and certain other parties, in respect of the confirmation on consolidating Beijing P.X. into the financial statements from January 1, 2022.
The Company has evaluated subsequent events through the issuance of the consolidated financial statements and noted that there are no other subsequent events.

20.	Information: Condensed financial statements of the Company
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
As of December 31, 202
1
, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

20.	Information: Condensed financial statements of the Company ( C ontinued)

Condensed Financial Information of the Company
BALANCE SHEETS

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2(g))
ASSETS
Current assets:
Cash and cash equivalents	200,108,273	194,729,331	30,557,281
Prepayments and other current assets	89,853	—	—
Amounts due from subsidiaries and VIEs	—	644,607	101,153

Total current assets	200,198,126	195,373,938	30,658,434

Non-current assets:
Investment in subsidiaries and VIEs	208,398,302	—	—

Total non-current assets	208,398,302	—	—

Total assets	408,596,428	195,373,938	30,658,434

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued liabilities and other current liabilities	—	244,166	38,314
Investment deficit in subsidiaries and VIEs	—	35,769,964	5,613,088
Amounts due to subsidiaries and VIEs	41,127,502	40,296,870	6,323,458

Total current liabilities	41,127,502	76,311,000	11,974,860

Total liabilities	41,127,502	76,311,000	11,974,860

Shareholders’ equity:
Ordinary shares (USD$0.0001 par value; 500,000,000 and 500,000,000 shares authorized, 66,667,000 and 66,667,000 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	45,198	45,198	7,093
Additional paid-in capital	181,849,003	181,849,003	28,536,077
Statutory reserves	58,217,195	59,971,836	9,410,890
Accumulated other comprehensive loss	(7,956,640)	(12,542,667)	(1,968,218)
Retained earnings/(Accumulated deficit)	135,314,170	(110,260,432)	(17,302,268)

Total shareholders’ equity	367,468,926	119,062,938	18,683,574

Total liabilities and shareholders’ equity	408,596,428	195,373,938	30,658,434

20.	Information: Condensed financial statements of the Company (Continued)

STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2 (g))
Operating expenses
General and administrative expenses	—	(3,666,937)	(1,059,294)	(166,226)

Total operating expenses	—	(3,666,937)	(1,059,294)	(166,226)

Equity in profit/(loss) of subsidiaries and VIEs, net	47,236,997	37,252,021	(242,760,667)	(38,094,447)

Income/(loss) from subsidiaries and VIEs	47,236,997	37,252,021	(242,760,667)	(38,094,447)

Net income/(loss)	47,236,997	33,585,084	(243,819,961)	(38,260,673)

Net income/(loss) attributable to ordinary shareholders	47,236,997	33,585,084	(243,819,961)	(38,260,673)

Net income/(loss)
Other comprehensive loss, net of nil tax	—	(7,956,640)	(12,542,667)	(1,968,218)

Comprehensive income/(loss)	47,236,997	25,628,444	(256,362,628)	(40,228,891)

STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2 (g))
Cash flows used in operating activities	—	—	(2,290,367)	(359,409)

Cash flows used in investing activities	—	(653,250)	—	—

Cash flows provided by financing activities	—	208,718,163	—	—

Effect of exchange rate changes on cash	—	(7,956,640)	(3,088,575)	(484,665)

Net increase/(decrease) in cash and cash equivalents	—	200,108,273	(5,378,942)	(844,074)

Cash and cash equivalents, beginning of year	—	—	200,108,273	31,401,355

Cash and cash equivalents, end of year	—	200,108,273	194,729,331	30,557,281