Form 20-F/A
period 2021-12-31
Lixiang Education Holding Co. Ltd.
filed 2022-08-24
CIK 1814067

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
To
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
No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

EXPLANATORY NOTE
Lixiang Education Holding Co., Ltd. (the “Company”) is filing this Amendment No. 1 on Form
20-F
(this “Amendment”) to the Annual Report on Form
20-F
for the fiscal year ended December 31, 2021 (the “Form
20-F”),
which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2022, to add the section titled “Enforceability of Civil Liabilities,” and certain disclosure in “Introduction”, “Item 3. Key Information”, “Item 4. Information on the Company”, “Item 6. Directors, Senior Management and Employees”, Note 3 to Consolidated Financial Statements, to (i) provide additional disclosure regarding the Company’s unique risks with operations conducted by its subsidiaries and consolidated variable interest entities based in China, (ii) revise and clarify certain disclosure with respect to the cash and asset flows through its organization, and (iii) revise and clarify certain disclosure with respect to its discontinued operation, and (iv) provide disclosure regarding the board diversity, as the context may require.
This Amendment does not reflect subsequent events occurring after the original filing date of the Form
20-F
or modify or update in any way the financial statements, consents or any other items disclosures made in the Form
20-F
in any way other than as required to reflect the amendments discussed above. Accordingly, this Amendment should be read in conjunction with the Form
20-F
and the Company’s other filings with the SEC subsequent to the filing of the Form
20-F.
Pursuant to Rule
12b-15 under
the Securities Exchange Act of 1934, as amended, this Amendment also contains certifications under the Sarbanes-Oxley Act of 2002.

INTRODUCTION
In this annual report on
Form 20-F,
unless otherwise indicated or the context otherwise requires, references to:

•	“ADRs” refer to our American depositary receipts that evidence our ADSs;

•	“ADSs” refer to our American depositary shares, each of which represents five ordinary shares;

•	“Beijing P.X.” refers to Beijing Pengxiang Tianxia Education Technology Co., Ltd. (北京鹏翔天下教育科技有限公司), a company incorporated under the laws of the PRC;

•
“Beijing Xinxiang” refers to Beijing Xinxiang Future Technology Development Co., Ltd. (北京心翔未来科技发展有限公司), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Lishui Mengxiang;

•	“CAGR” refers to compound annual growth rate;

•
“China”, “mainland China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report on
Form 20-F
only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

•	“Chuangmei Weiye” refers to Beijing Chuangmei Weiye Enterprise Management Co., Ltd. ( 北京创美伟业企业管理有限公司) , a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Beijing P.X.;

•
“Hainan Jiangcai” refers to Hainan Jiangcai Vocational Skills Training School Co., Ltd. (海南匠才职业技能培训学校有限公司), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Beijing P.X.;

•	“Hangzhou Youxi” refers to Hangzhou Youxi Information Technology Co., Ltd., a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Liandu WFOE;

•	“Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China;

•	“Langfang School” refers to Langfang City Rail Transit Technical School (廊坊市城轨交通技工学校), a PRC school specialized in providing vocational education;

•
“Lianwai School” refers to Liandu Foreign Language School, comprising of Baiyun Campus and Yijing Campus—Featured Division, which was historically controlled and consolidated by Liandu WFOE through a series of contractual arrangements but was deconsolidated on September 1, 2021;

•	“Liandu WFOE” refers to Zhejiang Mengxiang Consultancy Services Co., Ltd. (浙江梦翔咨询服务有限公司), a wholly foreign-owned enterprise incorporated under the laws of the PRC;

•
“Lishui Mengxiang” refers to Zhejiang Lishui Mengxiang Education Development Co., Ltd. (浙江丽水梦翔教育发展有限公司), a company incorporated under the laws of the PRC and the sponsor of Qingtian International School;

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

•	“Mengxiang Holdings” or “Controlling Shareholder” refers to, Mengxiang Holdings Limited, a British Virgin Islands company;

•	“ordinary shares” refer to our ordinary shares of par value US$0.0001 per share;

•	“Qingtian International School” refers to Qingtian Overseas Chinese International School (青田县华侨国际学校), a PRC private educational school specialized in providing high school education;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•	“SEC” refers to the United States Securities and Exchange Commission;

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

•
“Variable Interest Entities” or “VIEs” refer to Lishui Mengxiang and our Qingtian International School, the PRC entities of which we have power to control the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests and all or a portion of the assets at the minimum price possible to the extent permitted by PRC law as of the date of the annual report;

•	“Vocational Training Institutions” refer to Langfang School, Chuangmei Weiye and Hainan Jiangcai; and

•	“Xianke” refers to Zhejiang Lishui Xianke Agricultural Products Distribution Co., Ltd. (浙江丽水鲜客农产品配送有限公司), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Liandu WFOE.
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

ENFORCEABILITY OF CIVIL LIABILITIES
Cayman Islands
We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.
Our assets and operations are located in China. All of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.
We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.
Maples and Calder (Hong Kong) LLP, or Maples, our counsel as to the laws of the Cayman Islands has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.
Maples has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of
the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty; (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, there is uncertainty with regard to Cayman Islands law on whether judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. Because such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws has not yet been made by a court of the Cayman Islands, it is uncertain whether such judgments would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
PRC
There is uncertainty as to whether the courts of China would:

•
recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.
As advised by our PRC legal counsel, Beijing DeHeng Law Offices, the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
Our Corporate Structure and Contractual Arrangements with Our Consolidated VIEs
Lixiang Education Holding Co., Ltd. is a Cayman Islands holding company and not a Chinese operating company. As a holding company with no material operations of its own, Lixiang Education Holding Co., Ltd. conducts its operations through its subsidiaries incorporated in China and Hong Kong, and consolidated VIEs incorporated in China, namely Lishui Mengxiang and Qingtian International School.
PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in certain types of business, including education at the primary, middle school and high school levels, and we therefore operate these businesses in China through the variable interest entity (“VIE”) structure which provides investors with exposure to foreign investment in the Chinese operating companies where Chinese law prohibits us from direct foreign investment in the operating companies. Our corporate structure is subject to risks relating to our contractual arrangements with the VIEs. Such contractual arrangements have not been tested in any of the PRC courts. For a summary of these contractual arrangements, see “Corporate History and Structure—Contractual Arrangements.”
The VIEs are consolidated for accounting purpose only and Lixiang does not own any equity interest in the VIEs. Investors are purchasing equity interests in Lixiang, the Cayman Islands holding company, and are not purchasing, and may never directly hold, equity interests in the VIEs. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the contractual arrangements. If the PRC government finds these contractual arrangements non-compliant
with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs or forfeit our rights under the contractual arrangements. Lixiang and investors in the ADSs face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements, consequently, significantly affect the financial condition and results of operations of our company. If we are unable to claim our right to control the assets of the VIEs, the ADSs may decline in value or become worthless. The PRC government could even disallow the VIE structure completely, which would likely result in a material adverse change in our operations and the ADSs may significantly decline in value or become worthless. See “Risk Factors—Risks Related to Corporate Structure.”
On June 30, 2020, the Standing Committee of the National People’s Congress of the PRC, or the Standing Committee of the NPC, promulgated the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region, or the Law of PRC on Safeguarding National Security in Hong Kong, the interpretation of which involves a degree of uncertainty. The PRC government has also announced recently that it would step up supervision of overseas listed PRC businesses, and check sources of funding for securities investment and control leverage ratios. The PRC government has also opened a probe into several U.S.-listed technology companies focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the PRC Data Security Law, how companies collect, store, process and transfer personal data. Currently these laws (other than the Law of the PRC on Safeguarding National Security in Hong Kong) are expected to apply to China domestic businesses, rather than businesses in Hong Kong which operate under a different set of laws from China. However, there can be no assurance that the government of Hong Kong will not enact similar laws and regulations applicable to companies operating in Hong Kong. For example, the PRC government may pressure the government of Hong Kong to enact similar laws and regulations to those in the PRC, which may seek to exert control over offerings conducted overseas by Hong Kong companies. If any or all of the foregoing were to occur, and if our Hong Kong subsidiary elects to carry out substantive business activities in the future, it could lead to a material adverse change in our operations and limit or hinder our ability to offer securities to overseas investors or remain listed in the United States, which could cause the value of our ADSs to significantly decline or become worthless. See “Risk Factors—Risks Related to Doing Business in China—Implementation of the Law of the PRC on Safeguarding National Security in Hong Kong involves uncertainty, and the recent policy pronouncements by the PRC government regarding business activities of U.S.-listed PRC businesses may negatively impact Lixiang’s existing and future operations in Hong Kong.”

Currently, we, through the VIE, Lishui Mengxiang, primarily offer high school education at Qingtian International School, in Lishui City, Zhejiang Province. Lishui Mengxiang became the sponsor of Qingtian International School in August 2021. Prior to August 31, 2021, we, through the VIE, Lishui Mengxiang, primarily operated primary and secondary school in Baiyun campus and Yijing campus—Featured Division of Lianwai School. Under the Implementation Rules for the Law for Promoting Private Education of the PRC (《中华人民共和国民办教育促进法实施条例》) for Private Education Laws, or the 2021 Implementation Rules, which took effect on September 1, 2021, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. In particular, the prohibition over related party transactions has significantly affected the enforceability of the exclusive management services and business cooperation agreements among Liandu WFOE and Lianwai School providing compulsory education. Therefore, we re-assessed
our control over Lianwai School. Based on the relevant accounting standard in accordance with U.S. GAAP, we have concluded that we have lost control of Lianwai School since August 31, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of Lianwai School. In light of such regulatory developments, on April 20, 2022, we entered into an acknowledgment agreement of contractual agreements with Lianwai School and respective directors, to confirm all the terms of rights and obligations relating to Lianwai School and the directors appointed by the sponsor under the contractual arrangements among them, and agree among the parties that such arrangements shall have been terminated on August 31, 2021. To minimize disruptions to existing students enrolled in Lianwai School, we continued to offer essential services to the students. We deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements.
We have explored and considerated business opportunities beyond high school education. We took steps to expand into online education and vocational education. In February 2021, we completed the acquisition of 100% equity interests of Hangzhou Youxi for the layout of online education. In January 2022, we, through the VIE, Lishui Mengxiang, formed Beijing Xinxiang with Beijing Renrenzhen Intelligent Technology Co., Ltd. (北京人人诊智能科技有限公司), a company incorporated under the laws of the PRC, or Beijing R.R.Z., to provide vocational education in the health care industry. In April 18, 2022, as part of the transactions contemplated under the investment cooperation agreement entered into by the VIE, Lishui Mengxiang, with Beijing Shangkun Education Technology Development Co., Ltd. (北京商鲲教育科技发展有限公司), a company incorporated under the laws of the PRC, or Beijing S.K., in July 2021 to expand our business into vocational education, we, through the VIE, Lishui Mengxiang, entered into definitive agreements to acquire 100% equity interests of Beijing P.X., a wholly-owned subsidiary of Beijing S.K., which in turn holds 100% equity interests of Chuangmei Weiye and Hainan Jiangcai, and the sponsorship interests of Langfang School. As of the date of the annual report on Form
20-F,
the administrative procedures with the PRC governmental authorities to amend the registration reflecting the result of the acquisition of Langfang School have not been completed due to the effects of
COVID-19
pandemic.

The following diagram illustrates the corporate structure of us, our subsidiaries and the VIEs, as of the date of the annual report:

Notes:
(1) The sponsorship registration of Qingtian International School was changed to Lishui Mengxiang in August 2021. We are in the process of filing the relevant application pursuant to the PRC national and local regulations (including Zhejiang Province and Lishui City) of classification registration of private schools. As of the date of the annual report, we have not received notice from the competent authorities of Qingtian County on the classified registration of private schools. We entered into a series of contractual arrangements with respect to our operation of Qingtian International School in April 2022, which arrangements took effect on August 31, 2021.
(2) Lishui Mengxiang holds 43% equity interests of Beijing Xinxiang. Beijing R.R.Z. holds 42% equity interests of Beijing Xinxiang. The management team of Beijing Xinxiang formed Beijing Chuang’ao Technology Center (L.P.) (“Beijing C.A.”), holding 15% equity interests of Beijing Xinxiang. Given that the board of directors of Beijing Xinxiang consists of five members, three of which shall be appointed by Lishui Mengxiang, we are able to control Beijing Xinxiang by holding more than half of the voting power in the board of directors. Therefore, the financial statements of Beijing Xinxiang will be consolidated in our annual report on Form
20-F
for the year ending December 31, 2022.
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
In response to these restrictions, we, through our PRC subsidiary, Liandu WFOE, have entered into a series of contractual arrangements with the VIEs, Lishui Mengxiang and Qingtian International School, shareholders of Lishui Mengxiang, and the council members of Qingtian International School, which enables us to (i) exercise the power over our Lishui Mengxiang and Qingtian International School, (ii) have the exposure or rights to variable returns from our involvement with the VIEs, and (iii) exercise the ability to affect those returns through use of its power over the VIEs. These contractual arrangements include exclusive call option agreement, proxy agreements for school’s sponsors and council members, proxy agreements for shareholders, business cooperation agreement, exclusive technical service and business consulting agreement, equity pledge agreements, etc. Terms contained in each set of contractual arrangements with our PRC subsidiaries, the VIEs and their respective shareholders are substantially similar. Other than the contractual arrangements disclosed in the annual report, there are no other VIE arrangements with any of our PRC entities. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.”
We do not have any equity interests in the VIEs. However, because of these contractual arrangements, we control the VIEs through our PRC subsidiary, Liandu WFOE, and become the primary beneficiary of the VIEs for accounting purposes. We have consolidated the results of the VIEs in our consolidated financial statements included elsewhere in this annual report on Form
20-F
in accordance with U.S. GAAP. For a more detailed discussion of the basis of presentation of our consolidated financial statements, see “Item 5. Operating and financial Review and Prospects—A. Operating Results—Critical Accounting Policies.” Neither we nor our investors own any equity ownership in, direct foreign investment in, or control of the VIEs as a result of Liandu WFOE’s contractual agreements with the VIEs and their shareholders. As a result, holders of the ADSs are not purchasing equity interests in the VIEs or its subsidiaries but instead are purchasing equity interests in Lixiang, a Cayman Islands holding company whose consolidated financial results include those of the VIEs and its subsidiaries under U.S. GAAP.
These contractual arrangements may not be as effective in providing us with control over the VIEs as equity ownership. If we had equity ownership of the VIEs, we would be able to exercise our rights as a direct or indirect shareholder to effect changes in the board of directors of the VIEs, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, as these contractual arrangements stand now, if the VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we cannot exercise shareholders’ rights to direct corporate actions as direct ownership would otherwise entail. If the parties under such contractual arrangements refuse to carry out our directions in relation to everyday business operations, we will be unable to maintain effective control over the operations of our schools in China. Losing effective control over the VIEs may impair our access to their cash flow from operations, which may reduce our liquidity. If the VIEs or their respective ultimate shareholders fail to perform their obligations under our contractual arrangements, we may have to incur additional costs and expend substantial resources to enforce our contractual arrangements, temporarily or permanently lose control over our primary operations or lose access to our primary sources of revenue.

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the contractual arrangements that establish the VIE structure. Since our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. Under PRC laws, rulings by arbitration tribunals are final and the parties to a dispute cannot appeal the arbitration award in any court based on the substance of the case. The prevailing party may enforce the arbitration award by instituting arbitration award recognition proceedings with the competent PRC court. In addition, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, we may not be able to exert effective control over the VIEs for an extended period of time or we may be permanently unable to exert control over the VIEs. Please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”
Permissions Required for Our Operations in China
In order to conduct our business and operate our schools in China, we are required to obtain and maintain various approvals, licenses and permits and fulfill registration and filing requirements. For example, to establish and operate a school in the PRC, we are required to obtain a private school operation permit from the local education bureau and register with competent administration authorities to obtain a business license or registration certificate. Such local regulatory authorities may also conduct annual inspection of our schools.
As of the date of the annual report, our PRC subsidiaries and VIEs have received from PRC authorities requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied.
Such licenses and permissions mainly include Business License, Public Institution Legal Person Certificate, Permit for Establishment of Privately-run Schools and Food Operation License. The following table provides details on the aforementioned licenses and permissions held by our PRC subsidiaries and VIEs.

Company/School	License/Permission	Issuing Authority	Validity
Liandu WFOE	Business License	Market Supervision Administration of Lishui City	Until October 9, 2068

Xianke	Business License	Market Supervision Administration of Jingning Shezu Autonomous County	Long-term
	Food Operation License	Market Supervision Administration of Jingning Shezu Autonomous County	Until August 24, 2025

Hangzhou Youxi	Business License	Market Supervision Administration of Hangzhou City	Long-term

Lishui Mengxiang	Business License	Market Supervision Administration of Lishui City	Until August 16, 2051

Qingtian School	Public Institution Legal Person Certificate	Registration Administration of Public Institutions of Qingtian County	Until August 1, 2024
	Permit for Establishment of Privately-run Schools	Qingtian Education Bureau	Until August 27, 2024
	Food Operation License	Market Supervision Administration of Qingtian County	Until September 8, 2026

However, we cannot assure you that our PRC subsidiaries and the VIEs are always able to successfully update or renew the licenses or permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of our and the VIEs’ present or future business. If our PRC subsidiaries and the VIEs (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC subsidiaries or the VIEs are required to obtain such permissions or approvals in the future, we could be subject to fines or legal sanctions, which may materially and adversely affect the business, financial condition and results of operations of us and the VIEs. For risks relating to permissions and approvals required for the operations of us and the VIEs in China, see
“
Risk Factors—Risks relating to our business and industry—We may not be able to obtain all necessary approvals, licenses and permits and to make all necessary registrations and filings for our educational and other services in China.
”
As advised by our PRC legal counsel, Beijing DeHeng Law Offices, our PRC subsidiaries and VIEs currently are not required to obtain regulatory approval from the China Securities Regulatory Commission, or the CSRC, or the Cyberspace Administration of China, or the CAC to operate our business and to offer the securities being registered to foreign investors under any existing PRC law, regulations or rules. However, the PRC government may take actions to exert more oversight and control over overseas listed companies, which could significantly limit or completely hinder our ability to continue to offer securities to investors outside China and cause the value of our securities to significantly decline or become worthless. See “
Risk Factors—Risks relating to doing business in China—Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or the VIE or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless
” and “
Risk Factors—Risks relating to doing business in China—Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.
”
The Holding Foreign Companies Accountable Act
Our financial statements contained in this annual report on Form
20-F
for the fiscal year ended December 31, 2021 have been audited by WWC Professional Corporation Limited, or WWC, P.C., an independent registered public accounting firm headquartered in the United States and is among the public accounting firms that are registered with the Public Company Accounting Oversight Board of the United States, or the PCAOB. Such PCAOB-registered accounting firm is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This list does not include our auditor, WWC, P.C. As of the date of the annual report, our listing is not affected by the Holding Foreign Companies Accountable Act, or the HFCAA, and related regulations. However, the recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. While our auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the stock exchange.
If, in the future, we have been identified by the SEC for three consecutive years as a commission-identified issuer whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States. Additionally, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted into law, would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA from three years to two , and therefore reduce the time before our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges, and this ultimately could result in our ADSs being delisted.

Risk Factors Summary
An investment in our ADSs is subject to a number of risks, including risks related to our business and industry, risks related to our corporate structure, risks related to doing business in China and risks related to our ADSs. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.
Risks relating to our business and industry

•
Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. See
“Risk Factors—Risks relating to our business and industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the 2021 Implementation Rules for Private Education Laws has materially and adversely affected and may materially and adversely affect our business, financial condition, results of operations and prospect.”

•
We are in the process of filing the relevant application pursuant to the national and local regulations.
See
“Risk Factors—We are in the process of filing the relevant application pursuant to the national and local regulations (including Zhejiang Province and Lishui City) of classification registration of private schools where loss of taxes and fees may incur” and “Risk Factors—Risks relating to our business and industry—We are subject to general conditions and the education industry of Qingtian County, Lishui City and/or Zhejiang Province as all of our operations are currently located in a single city.”

•
We may not be able to successfully integrate businesses operated by Qingtian International School and Vocational Training Institutions that we acquired. See
“Risk Factors—Risks relating to our business and industry—We may not be able to successfully integrate businesses operated by Qingtian International School and Vocational Training Institutions that we acquired, which may cause us to lose the anticipated benefits from such acquisitions and to incur significant additional expenses.”

•
The newly enacted Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act passed by the U.S. Senate, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors. As of the date of the annual report, our auditor, WWC, P.C., is not subject to the Determinations announced by the PCAOB and our listing is not affected by the Holding Foreign Companies Accountable Act and related regulations. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit of our financial statements. See
“Risk Factors—Risks relating to our business and industry—The newly enacted Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act passed by the U.S. Senate, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the
non-U.S.
auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing on the Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.”

Risks relating to our corporate structure

•
We may be subject to severe penalties if the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with applicable PRC laws and regulations.
“Risk Factors—Risks relating to our corporate structure—Our private education service business is subject to extensive regulation in China. We may be subject to severe penalties if the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with applicable PRC laws and regulations.”

•
Our contractual arrangements may not be as effective in providing control over the VIEs as equity ownership.
See
“
Risk Factors—
Risks relating to our corporate structure—Our contractual arrangements may not be as effective in providing control over the VIEs as equity ownership
”
and
“
Risk Factors—Risks relating to our corporate structure—If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and our ADSs or ordinary shares may decline in value or become worthless.
”

•
We may have to incur additional costs and expend substantial resources to enforce our contractual arrangements. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. In the event that we are unable to enforce these contractual arrangements, we may not be able to exert effective control over the VIEs for an extended period of time or we may be permanently unable to exert control over the VIEs.
See
“Risk Factors—Risks relating to our corporate structure—We may have to incur additional costs and expend substantial resources to enforce our contractual arrangements, temporarily or permanently lose control over our primary operations or lose access to our primary sources of revenue, if the VIEs or their respective ultimate shareholders fail to perform their obligations under our contractual arrangements.”

•
We rely on dividends and other payments from Liandu WFOE to pay dividends and other cash distributions to our shareholders. See
“Risk Factors—Risks relating to our corporate structure—We rely on dividends and other payments from Liandu WFOE to pay dividends and other cash distributions to our shareholders.”

•
Our Qingtian International School may be subject to limitations on their ability to operate private education or make payments to related parties. See
“Risk Factors—Risks relating to our corporate structure—Our Qingtian International School may be subject to limitations on their ability to operate private education or make payments to related parties.”

Risks relating to doing business in China

•
Investors in the ADSs and the business of us and the VIEs face potential uncertainty from the PRC government’s policy. Adverse changes in the PRC economic, political and social conditions as well as laws and government policies, may materially and adversely affect our business, financial condition, results of operations and growth prospects. See
“Risk Factors—Risks relating to doing business in China—Adverse changes in the PRC economic, political and social conditions as well as laws and government policies, may materially and adversely affect our business, financial condition, results of operations and growth prospects.”

•
PRC regulation of loans and direct investment by offshore holding companies to to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries or VIEs. See
“Risk Factors—Risks relating to doing business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries or VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

•
The Chinese government may intervene or influence the operations of our PRC subsidiaries or the VIE or exert more control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we offered. See
“Risk Factors—Risks relating to doing business in China—Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or the VIE or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

•
There is significant uncertainty about the application and interpretation of the Law on the Promotion of Private Education, the 2021 Implementation Rules and their detailed implementation rules and regulations. See
“Risk Factors—Risks relating to doing business in China—Based on the recent development of PRC law, there is significant uncertainty about the application and interpretation of the Law on the Promotion of Private Education, the 2021 Implementation Rules and their detailed implementation rules and regulations. We may be subject to significant limitations on our ability to engage in the private education business, acquire private schools, or receive payments from the VIEs and may otherwise be materially and adversely affected by changes in PRC laws and regulations.”

•
To the extent cash is generated in our PRC Subsidiaries, and may need to be used to fund operations outside of mainland China, such funds may not be available due to limitations placed by the PRC government. Furthermore, to the extent assets (other than cash) in our business are located in the PRC or held by a PRC entity, the assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries to transfer assets by the PRC government. If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiary in the future, and to the extent cash is generated in our Hong Kong subsidiary, and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries to transfer funds or assets by the PRC government. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions or limitations on our ability to transfer or distribute cash within its organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong and adversely affect its business. See “
Risk Factors—Risks Related to Doing Business in China— Restrictions on currency exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment
.”

Risks relating to our ADSs

•
The trading price of our ADSs may be volatile and the voting rights of holders of our ADSs are limited by the terms of the deposit agreement.
See
“Risk Factors—Risks relating to our ADSs—The trading price of our ADSs may be volatile, which could result in substantial losses to you,” “Risk Factors—Risks relating to our ADSs—The voting rights of holders of our ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the ordinary shares represented by your ADSs are voted,”
and
“Risk Factors—Risks relating to our ADSs—The depositary shall deem you to have instructed the depositary to give us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not give timely voting instructions to the depositary to direct how the ordinary shares underlying your ADSs are voted, except in limited circumstances, which could adversely affect your interests.”

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

	For the year ended December 31, 2021
Condensed Consolidating Schedule of Results of Operations	Parent	VIEs and their consolidated subsidiaries	Liandu WFOE which is the primary beneficiary of the VIEs	Other subsidiaries	Elimination adjustments	Total

	RMB
Continuing operations
Revenue	—	20,112,033	3,459,777	10,864,732	230	34,436,772
Cost of revenue	—	(10,419,986)	(2,210,487)	(4,725,977)	—	(17,356,450)
General and administrative expenses	(1,059,294)	(9,601,120)	(6,327,602)	(1,384,517)	(230)	(18,372,763)

(Loss)/Income from operations	(1,059,294)	90,927	(5,078,312)	4,754,238	—	(1,292,441)

Other expense, net	—	(558,309)	(14,640)	(38,445)	2,823,630	2,212,236
Equity in (loss)/profit of subsidiaries and VIEs, net	(242,760,667)	—	4,045,103	1,047,849	237,667,715	—

(Loss)/Income before income tax expenses	(243,819,961)	(467,382)	(1,047,849)	5,763,642	240,491,345	919,795

Income tax expense	—	—	—	(670,976)	—	(670,976)

(Loss)/Income from continuing operations, net of tax	(243,819,961)	(467,382)	(1,047,849)	5,092,666	240,491,345	248,819

Loss from discontinued operation, net of tax	—	(244,068,780)	—	—		(244,068,780)

Net (loss)/income	(243,819,961)	(244,536,162)	(1,047,849)	5,092,666	240,491,345	(243,819,961)

Condensed Consolidating Schedule of Cash Flows
Net cash (used in)/provided by operating activities	(2,290,367)	29,764,431	(1,397,532)	3,040,518	1,490,550	30,607,600
Net cash used in investing activities	—	(153,593,942)	(423,550)	(1,153,024)	120,000	(155,050,516)
Net cash provided by financing activities	—	115,671,061	—	120,000	(120,000)	115,671,061
Effect of exchange rate changes on cash and cash equivalents	(3,088,575)	—	—	(6,903)	(1,490,550)	(4,586,028)
Net changes in cash and cash equivalents	(5,378,942)	(8,158,450)	(1,821,082)	2,000,591	—	(13,357,883)
Cash and cash equivalents at the beginning of year	200,108,273	9,611,773	2,880,261	169,399	—	212,769,706
Cash and cash equivalents at the end of year	194,729,331	1,453,323	1,059,179	2,169,990	—	199,411,823

	For the year ended December 31, 2020
Condensed Consolidating Schedule of Results of Operations	Parent	VIEs and its consolidated subsidiaries	Liandu WFOE which is the primary beneficiary of the VIEs	Other subsidiaries	Elimination adjustment	Total

	RMB
Continuing operations
Revenue	—	17,070,602	4,926,295	5,341,720	(1,633,663)	25,704,954
Cost of revenue	—	(4,839,390)	(2,115,841)	(3,796,721)	—	(10,751,952)
General and administrative expenses	(3,666,937)	(3,460,323)	(2,855,352)	(1,775,479)	1,633,663	(10,124,428)

(Loss)/Income from operations	(3,666,937)	8,770,889	(44,898)	(230,480)	—	4,828,574

Other expense, net	—	(876,596)	(4,331)	(1,263)	—	(882,190)
Equity in profit /(loss) of subsidiaries and VIEs, net	37,252,021	—	(141,350)	(190,579)	(36,920,092)	—

Income/(loss) before income tax expenses	33,585,084	7,894,293	(190,579)	(422,322)	(36,920,092)	3,946,384

Income tax expense	—	—	—	—	—	—

Income/(loss) from continuing operations, net of tax	33,585,084	7,894,293	(190,579)	(422,322)	(36,920,092)	3,946,384

Income from discontinued operation, net of tax	—	29,638,700	—	—	—	29,638,700

Net income/(loss)	33,585,084	37,532,993	(190,579)	(422,322)	(36,920,092)	33,585,084

Condensed Consolidating Schedule of Cash Flows
Net cash provided by operating activities	—	47,477,961	1,198,900	779,125	—	49,455,986
Net cash (used in)/provided by investing activities	(653,250)	19,424,757	936,529	(659,726)	709,326	19,757,636
Net cash provided by/(used in) financing activities	208,718,163	(81,928,356)	659,326	50,000	(709,326)	126,789,807
Effect of exchange rate changes on cash and cash equivalents	(7,956,640)	—	—	—	—	(7,956,640)
Net changes in cash and cash equivalents	200,108,273	(15,025,638)	2,794,755	169,399	—	188,046,789
Cash and cash equivalents at the beginning of year	—	24,637,411	85,506	—	—	24,722,917
Cash and cash equivalents at the end of year	200,108,273	9,611,773	2,880,261	169,399	—	212,769,706

	For the year ended December 31, 2019
Condensed Consolidating Schedule of Results of Operations	Parent	VIEs and its consolidated subsidiaries	Liandu WFOE which is the primary beneficiary of the VIEs	Other subsidiaries	Elimination adjustments	Total

	RMB
Continuing operations
Revenue	—	13,431,603	—	—	—	13,431,603
Cost of revenue	—	(4,764,530)	—	—	—	(4,764,530)
General and administrative expenses	—	(2,047,180)	(73,382)	—	—	(2,120,562)

Income/(loss) from operations	—	6,619,893	(73,382)	—	—	6,546,511

Other expense, net	—	(1,747,214)	(438)	—	—	(1,747,652)
Equity in loss of subsidiaries and VIEs, net	(47,236,997)	—	—	(73,820)	47,310,817	—

(Loss)/Income before income tax expenses	(47,236,997)	4,872,679	(73,820)	(73,820)	47,310,817	4,798,859

Income tax expense	—	—	—	—	—	—

(Loss)/Income from continuing operations, net of tax	(47,236,997)	4,872,679	(73,820)	(73,820)	47,310,817	4,798,859

Income from discontinued operation, net of tax	—	42,438,138	—	—	—	42,438,138

Net (loss)/income	(47,236,997)	47,310,817	(73,820)	(73,820)	47,310,817	47,236,997

Condensed Consolidating Schedule of Cash Flows
Net cash provided by/(used in) operating activities	—	58,830,470	(55,418)	—	—	58,775,052
Net cash used in investing activities	—	(34,739,000)	—	—	—	(34,739,000)
Net cash used in financing activities	—	(1,961,532)	—	—	—	(1,961,532)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	—	—
Net changes in cash and cash equivalents	—	22,129,938	(55,418)	—	—	22,074,520
Cash and cash equivalents at the beginning of year	—	2,507,473	140,924	—	—	2,648,397
Cash and cash equivalents at the end of year	—	24,637,411	85,506	—	—	24,722,917

Cash and Asset Flows through Our Organization
The Company may (i) transfer the net proceeds into Liandu WFOE to pay in their initially subscribed registered capital, and (ii) provide loans to Liandu WFOE and the VIEs. The Company and Liandu WFOE may also establish and/or acquire new foreign-invested enterprises in China in order to facilitate our business expansion and make additional investments by the way of paying in their registered capital and providing loans to them. However, we cannot assure you that our intended investments in these entities will always succeed as we planned, or at all.
See “Item 8. Financial Information—Dividend Policy.”
The Company may plan to utilize part of the proceeds from our initial public offering by way of paying in the initially subscribed registered capital of Liandu WFOE. The amount of funds in the form of capital contribution into Liandu WFOE and other PRC subsidiaries the Company or Liandu WFOE may establish in the future is subject to the amount of their initially subscribed registered capital. Currently, the initially subscribed registered capital of Liandu WFOE is US$1 million which will be fully paid before the deadline prescribed in its articles of association. If the initially subscribed registered capital is not sufficient to allow our intended capital injection, under the current PRC laws and regulation, Liandu WFOE may increase the registered capital and complete the relevant procedures which include (i) altering our registration with local branch of the State Administration for Industry and Commerce of the PRC, or the SAIC, and (ii) filing the alteration report to local counterparts of the Ministry of Commerce of the PRC, or the MOFCOM. In addition, capital contribution to our schools must be approved by the Ministry of Civil Affairs of the PRC or the MCA or their respective local counterparts.
The Company may also plan to provide loans to Liandu WFOE and Lishui Mengxiang. According to the current PRC laws and regulations, the maximum amount of the loans provided to a PRC enterprise is up to 2 times (or the prevailing statutory multiples) of the borrower’s net assets set out in its latest audited financial statement. As a result, the loans that the Company may provide to Liandu WFOE and Lishui Mengxiang are in an amount of up to 2 times (or the prevailing statutory multiples) of their respective net assets set out in their latest audited financial statements. Liandu WFOE and Lishui Mengxiang are required to file the information of their cross-border financing arrangements with local branch of the State Administration of Foreign Exchange of the PRC, or the SAFE, after the loan agreements are signed and before three working days prior to the fund withdrawal. In addition, for loans carrying a term of more than one year, Liandu WFOE and Lishui Mengxiang may be required to complete the relevant filing and registration formalities to the National Development and Reform Commission of the PRC, or the NDRC. Currently, the Company’s business operation is conducted through Liandu WFOE’s contractual arrangements with the VIEs and Liandu WFOE does not engage in its own business. As such, Liandu WFOE’s current net assets are in close approximation to its paid-up
registered capital. Pursuant to the relevant PRC laws and regulations, the estimated amount of loans the Company will provide to Liandu WFOE will be approximately US$30 million which is 2 times of its current enlarged registered capital, assuming that Liandu WFOE’s net assets set out in its latest audited financial statements equals to its paid-up
registered capital at the time when the loans are made.
For the years ended December 31, 2019, 2020 and 2021, the cash flows that have occurred between the Company, the VIEs and their consolidated subsidiaries, Liandu WFOE which is the primary beneficiary of the VIEs, and other subsidiaries are summarized as the following:

	For the years ended December 31,
	2019	2020	2021

	RMB
Cash paid by Lianwai School to other subsidiaries for food procurement service	—	150,000	16,056,452
Cash transfer from Liandu WFOE to VIEs and their consolidated subsidiaries	—	7,000,000	46,860,000
Cash transfer from VIEs and their consolidated subsidiaries to Liandu WFOE	200,000	15,900,000	33,601,578
Cash transfer from other subsidiaries to Liandu WFOE	—	—	17,600,000
Cash transfer from other subsidiaries to VIEs and their consolidated subsidiaries	—	—	9,900,000
Cash transfer from VIEs and their consolidated subsidiaries to other subsidiaries	—	—	15,110,752
From January 1, 2022 to the date of this annual report, cash is transferred among the Company, Liandu WFOE, the VIEs and their consolidated subsidiaries, in the following manners: (i) Liandu WFOE provided a total of RMB600,000 in cash to other subsidiaries; (ii) Liandu WFOE provided a total of RMB450,000 in cash to VIEs and their consolidated subsidiaries; (iii) VIEs and their consolidated subsidiaries provided a total of RMB1,900,000 in cash to Liandu WFOE; (iv) VIEs and their consolidated subsidiaries provided a total of RMB7,650,000 in cash to other subsidiaries; (v) Other subsidiaries provided a total of RMB8,400,000 in cash to VIEs and their consolidated subsidiaries. The aforementioned cash transfers were generally for working capital purpose among the Liandu WFOE, VIEs and their consolidated subsidiaries, and other subsidiaries.
As of the date of the annual report, other than the cash transfer described hereto, there were no transfer of other assets between the Company, Liandu WFOE, VIEs and their consolidated subsidiaries have never made any dividends or distributions to Lixiang. Similarly, the Company has not declared or made any dividend or other distribution to its shareholders, including U.S. investors to date. Furthermore, the Company, Liandu WFOE, the VIEs and their consolidated subsidiaries have not any plan to pay any dividends in cash in the foreseeable future. The service fees and expenses owed under the VIEs agreements would be settled by VIEs to Liandu WFOE through negotiation.

The Company, Liandu WFOE, the VIEs and their consolidated subsidiaries maintained cash management policies that dictate the purpose, amount, appropriate internal control procedures on the handling, depositing, receiving, transferring, safeguarding, and documentation and recording of cash transfers. Subject to the amounts of cash transfer and the nature of the use of funds, requisite internal approval shall be obtained prior to each cash transfer. Specifically, all transactions require the approval of the financial manager. As for the large quantity transactions, the Chief Financial Officer and Chief Executive Officer are required to conduct regular review and approve.
In considering any distribution of the earnings of the subsidiaries to their respective holding companies, we must consider their respective financial conditions before making a decision. There are no other significant restrictions and limitations on our ability to distribute earnings from our businesses, including our subsidiaries and consolidated VIEs, to the holding company and U.S. investors or our ability to settle amounts owed. Except the aforementioned restrictions on our PRC Subsidiaries, there are no significant restrictions on foreign exchange or our ability to transfer cash between entities within our group, across borders, or to U.S. investors.
Restrictions and Limitations on Transfer of Cash and dividend distribution
The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. The majority of our and the VIEs’ income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.
Our cash dividends, if any, will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax.
Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and the VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves, subject to further restrictions applicable to non-profit
private schools. Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its after-tax
profits each year, after making up for previous years’ accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such fund reaches 50% of its registered capital.
As a result of these and other restrictions under the PRC laws and regulations, the PRC subsidiaries and the VIEs are restricted to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and the VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and the VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders. There are currently no restrictions on foreign exchange and our ability to transfer cash among our Company and our principal subsidiaries and consolidated VIEs, as applicable, or to investors.
In addition, in recent years, the PRC government has adopted a number of policies to regulate the collection of education fees and related party transactions by private education institutions. If, in the future, the relevant PRC government authorities tighten control on fee collection and related party transactions or promulgate stricter laws and regulations governing private education, the VIE’s ability to negotiate service prices and make payment of service fees to the Liandu WFOE may be affected.

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

The 2021 Implementation Rules have had significant impacts on our business operations and our results of operations. As a result of the effectiveness of the 2021 Implementation Rules, we have lost control over Lianwai School which primarily provides primary and middle education to the students. We had ceased to recognize revenues for all activities related to Lianwai School and had discontinued all business activities with Lianwai School by August 31, 2021. We deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements. To minimize disruptions to existing students enrolled in Lianwai School, we continued to offer essential services to the students. As a result, our ability to engage in the private not-for-profit
education in China has been materially and adversely affected, and we cannot assure you that we will be able to restore such ability, which could materially and adversely affect our business, prospects, results of operations and financial condition. In November 2021, we completed the acquisition of 100% of the sponsorship interest of Qingtian International School from Qingtian Zhongyi Education Investment Co., Ltd. (青田众亿教育投资有限公司), a company incorporated under the laws of the PRC, or Qingtian Zhongyi Education Investment. We expect that this acquisition will strengthen our competitiveness in the private education sector.
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
After the 2021 Implementation Rules took effect, we have ceased related party transactions with Lianwai School, including relevant property lease contracts, etc. We have not received income from such transactions since September 1, 2021, which had a material adverse impact on our income. In order to support the daily operation of Lianwai School, we continue to provide Lianwai School with premises and other related facilitiese and services. The estimated annual expenses for providing these premises, facilities and services are approximately RMB 21 million. We have been unable to receive any revenue for providing these premises, facilities and services since the 2021 Implementation Rules came into effect. The situation will change when Lishui Mengxiang will be no longer defined as an affiliated entity of Lianwai School. We are also in active communication with the local competent authority in charge of education.
Furthermore, our contractual arrangements may be regarded as related party transactions of our Qingtian International School and we may incur substantial compliance costs for establishing disclosure mechanisms and undergoing review by the relevant government authorities. Such process may not be in our control and may be highly complicated and burdensome and may divert management attention. Government authorities may, during their review process, compel us to make modifications to our contractual arrangements for whatever reason, which may in turn adversely affect the operation of our contractual arrangements. Government authorities may find that one or more agreements underlying our contractual arrangements do not comply with applicable PRC laws and regulations and may subject us to severe penalties, resulting in material adverse impact on our operation and financial condition.
Tuition and boarding fees are a significant part of our schools’ revenue whilst we rely on contractual arrangements to obtain further related service revenue from the school. If any law and regulation that may be promulgated in the future further defines the contractual arrangements, including ours, as related-party transactions transferring proceeds from the running of schools, we may not obtain the service revenue under our contractual arrangements that is funded by proceeds from the running of schools. As of the date of the annual report, however, we are not aware of any official administrative or judicial declaration on, or interpretation of, the Opinions, especially as applied to contractual or other similar arrangements under which we operate. We are also not aware of when official administrative or judicial declaration or interpretation on that matter will be released, if at all, and we cannot assure you that the Opinions will not be interpreted, or further laws and regulations will not be promulgated, in a way that would affect or impair our ability to retain the tuition and boarding fees under the contractual arrangements in the future. Our business, financial condition and results of operations would be materially and adversely affected if we are unable to obtain any or all of the tuition and boarding fees to be paid by our schools under the contractual arrangements.

The local governments and their education authorities will generally issue detailed rules, guidelines or opinions on the interpretation, application and implementation of the upper-level laws after they come into effect, and the local government and education authorities in Zhejiang Province have not yet issued such rules, guidelines or opinions on the interpretation, application and implementation of the 2021 Implementation Rules as of the date of this annual report on Form
20-F.
We’ve been closely monitoring the developments of the 2021 Implementation Rules and are carefully evaluating the possible impact of the 2021 Implementation Rules on our business development and financial performance. There is no expected timeline for the local government and education authorities to release such rules, guidelines or opinions.We are also proactively seeking guidance from and cooperating with the local governments and their education authorities in connection with our efforts to comply with the 2021 Implementation Rules and any related rules and regulations.
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
As of the date of the annual report, we have not received any formal notification from the competent authorities of Qingtian County requiring us to complete the classified registration of Qingtian International School as a for-profit
or
non-profit
school.

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

While we intend to obtain all requisite approvals, licenses and permits, and complete the necessary filings, renewals and registrations on a timely basis for our school, there is no assurance that our efforts will result in full compliance as there may be factors beyond our control, intention and anticipation, and the local PRC authorities may have significant discretion in interpreting, implementing and enforcing the relevant rules and regulations. If our PRC subsidiaries and the VIEs (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC subsidiaries or the VIEs are required to obtain such permissions or approvals in the future, we may be subject to fines, confiscation of the gains derived from our schools, suspension of some or all of our schools’ operations, be required to compensate the economic losses suffered by our students or other relevant parties, or be subject to other penalties or administrative actions, which may materially and adversely affect our business, financial condition and results of operations.
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
On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted into law, would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA from three years to two.
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
Our auditor, WWC P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this form, is headquartered in San Mateo, California and registered with the PCAOB. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. As such, as of the date of the annual report, our auditor is not subject to the Determinations announced by the PCAOB and our listing is not affected by the HFCAA and related regulations. While our auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the stock exchange. If, in the future, we have been identified by the SEC for three consecutive years as a commission-identified issuer whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States. Additionally, the Accelerating Holding Foreign Companies Accountable Act, which, if enacted into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and therefore reduce the time before our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges, and this ultimately could result in our ADSs being delisted.

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
Although foreign investment in high schools is not prohibited, based on the operation experience, our subsidiary Liandu WFOE in China is still ineligible to independently or jointly invest and operate high schools, including Qingtian International School. To comply with PRC laws and regulations, we have entered into a series of contractual arrangements pursuant to which our wholly-owned subsidiary Liandu WFOE receives the economic benefits from the VIEs. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements”. If the contractual arrangements that establish the structure for operating our business in China are found to violate any PRC laws or regulations in the future or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Education of People’s Republic of China, or the MOE, which regulates the education industry, the Ministry of Commerce, or MOFCOM, which regulates the foreign investment in China, and the Civil Affairs Bureau, which regulates the registration of schools in China, would have broad discretion in dealing with such violations, including:

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
As of the date of the annual report, similar ownership structure and contractual arrangements have been used by many China-based companies listed overseas, including a number of education companies listed in the United States. To our knowledge, none of the fines or punishments listed above has been imposed on any of these public companies, including companies in the education industry. However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future. If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected. If any of these penalties results in our inability to direct the activities of the VIEs and their respective subsidiaries that most significantly impact their economic performance, and/or our failure to receive the economic benefits from the VIEs and their respective subsidiaries, we may not be able to consolidate the VIEs and their respective subsidiaries in our financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or the VIEs or their respective subsidiaries.
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
Conducting operations through contractual arrangements has been adopted by many PRC-based companies,
and has been adopted by our Company to establish control of the VIEs. Since the Foreign Investment Law is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to cope with the regulatory-compliance challenges could result in material and adverse effect on us. For instance, although the Foreign Investment Law does not explicitly classify contractual arrangement as a form of foreign investment, it still leaves a leeway for future laws and if future laws, administrative regulations or provisions stipulates contractual arrangements as a way of foreign investment, then whether our contractual arrangements will be recognized as foreign investment, whether our contractual arrangements will be deemed to be in violation of the foreign investment access requirements and how our contractual arrangements will be handled are uncertain. In the extreme case-scenario, we may be required to unwind the contractual arrangements and/or dispose relevant business operations, which could have a material and adverse effect on our business, financial condition and result of operations.
Our contractual arrangements may not be as effective in providing control over the VIEs as equity ownership
We have relied and expect to continue to rely on our contractual arrangements to operate private education businesses in China. These contractual arrangements may not be as effective in providing us with control over the VIEs as equity ownership. If we had equity ownership of the VIEs, we would be able to exercise our rights as a direct or indirect shareholder to effect changes in the board of directors of the VIEs, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, as these contractual arrangements stand now, if the VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we cannot exercise shareholders’ rights to direct corporate actions as direct ownership would otherwise entail. If the parties under such contractual arrangements refuse to carry out our directions in relation to everyday business operations, we will be unable to maintain effective control over the operations of our schools in China. If we were to lose effective control over the VIEs, certain negative consequences would result, including our being unable to consolidate the financial results of the VIEs with our financial results. Given that we derived all of our revenue from the VIEs for 2019, 2020 and 2021 and substantially all of our assets are held by the VIEs (including our permits and licenses, real estate leases, buildings and other educational facilities related to our schools), our financial position would be materially and adversely affected if we were to lose effective control over the VIEs or if our contractual arrangements are invalidated or nullified. In addition, losing effective control over the VIEs may negatively affect our operational efficiency and brand image. Further, losing effective control over the VIEs may impair our access to their cash flow from operations, which may reduce our liquidity.

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
Furthermore, we are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries established in China, the VIEs, and its subsidiaries in China. We control and receive the economic benefits of the VIEs and their subsidiaries’ business operations through certain contractual arrangements. Our ADSs listed on Nasdaq Global Market represents shares of our offshore holding company instead of shares of the VIEs or its subsidiaries in China. We may not be able to continue to satisfy the applicable requirements and rules with respect to such structure. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.
If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and our ADSs or ordinary shares may decline in value or become worthless.
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
Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including those related to VIEs and private schools, which may challenge the validity of our contractual arrangements. In the event that the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and our ADSs or ordinary shares may decline in value or become worthless.
Prior to August 31, 2021, we primarily operated primary and secondary school in Baiyun campus and Yijing campus—Featured Division of Lianwai School through a series of contractual arrangements with the VIEs. Under the 2021 Implementation Rules which took effect on September 1, 2021, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. In particular, the prohibition over related party transactions has significantly affected the enforceability of the exclusive management services and business cooperation agreements among Liandu WFOE and Lianwai School providing compulsory education. Therefore, we re-assessed
our control over Lianwai School. Based on the relevant accounting standard in accordance with U.S. GAAP, we have concluded that we have lost control of Lianwai School since August 31, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of Lianwai School. In light of such regulatory developments, on April 20, 2022, we entered into an acknowledgment agreement of contractual agreements with Lianwai School and respective directors, to confirm all the terms of rights and obligations relating to Lianwai School and the directors appointed by the sponsor under the contractual arrangements among them, and agree among the parties that such arrangements shall have been terminated on August 31, 2021. To minimize disruptions to existing students enrolled in Lianwai School, we continued to offer essential services to the students. We deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements.
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
If such regulations change or are interpreted differently, it may result in our inability to assert contractual control over the assets of our PRC subsidiaries or the VIEs that conduct all or substantially all of our operations. In the event we are unable to enforce the Contractual Arrangements or we experience significant delays or other obstacles in the process of enforcing these Contractual Arrangements, we may not be able to exert control over the VIEs and may lose control over the assets owned by the VIEs.

The owners of the VIEs may have conflicts of interest with us, which may materially and adversely affect our business, financial condition and results of operations.
Our control over the VIEs is based upon the contractual arrangements with the VIEs. The beneficial owners of the VIEs and the registered shareholders are also our controlling shareholders. Any of them may potentially have conflicts of interest with us and breach any of their contracts or undertakings with us if it would further any of their own interests or if any of them otherwise acts in bad faith. We cannot assure you that when conflicts of interest arise between our Company and the beneficial owners of the VIEs, any of them will act completely in our interest or that the conflicts of interest will be resolved in our favor. In the event that such conflict of interest cannot be resolved in our favor, we may have to rely on legal proceedings which may disrupt our business operations and subject us to uncertainties as to the outcome of such legal proceedings. As a result, our business, financial condition and results of operations may be materially and adversely affected.
We may have to incur additional costs and expend substantial resources to enforce our contractual arrangements, temporarily or permanently lose control over our primary operations or lose access to our primary sources of revenue, if the VIEs or their respective ultimate shareholders fail to perform their obligations under our contractual arrangements.
Under the current contractual arrangements, if any of the VIEs or their ultimate shareholders fails to perform its or her respective obligations under these contractual arrangements, we may incur substantial costs and resources to enforce such arrangements and relying on legal remedies under PRC laws, including seeking specific performance or injunctive relief and claiming damages.
Since our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. Under PRC laws, rulings by arbitration tribunals are final and the parties to a dispute cannot appeal the arbitration award in any court based on the substance of the case. The prevailing party may enforce the arbitration award by instituting arbitration award recognition proceedings with the competent PRC court. In addition, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, we may not be able to exert effective control over the VIEs for an extended period of time or we may be permanently unable to exert control over the VIEs.
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
Our contractual arrangements provide for the resolution of disputes through arbitration in accordance with the arbitration rules of the China International Economic and Trade Arbitration Commission in Beijing. Our contractual arrangements contain provisions to the effect that the arbitral body may award remedies over the shares and/or assets of the VIEs, injunctive relief and/or winding up of the VIEs. In addition, our contractual arrangements contain provisions to the effect that courts in the Cayman Islands are empowered to grant interim remedies in support of the arbitration pending the formation of an arbitral tribunal. Under PRC laws, an arbitral body granting any injunctive relief or provisional or final liquidation order to preserve the assets of or any equity interest in Chinese legal entities in case of disputes must submit the application to the court in China. Therefore, such remedies may not be available to us, notwithstanding the relevant contractual provisions contained in our contractual arrangements. PRC laws allow an arbitral body to award the transfer of assets of or an equity interest in China in favor of an aggrieved party. In the event of non-compliance with
such award, enforcement measures may be sought from the court. However, the court may or may not support the award of an arbitral body when deciding whether to take enforcement measures. Under PRC laws, courts of judicial authorities in the PRC generally would not grant injunctive relief or the winding-up order
against an entity as interim remedies to preserve the assets or shares in favor of any aggrieved party. As a result, in the event that the VIEs or any of the registered shareholders breaches any of the contractual arrangements, we may not be able to obtain sufficient remedies in a timely manner, and our ability to exert effective control over the VIEs and conduct our education business could be materially and adversely affected.

Our exercise of the option to acquire school sponsor’s interests in Qingtian International School may be subject to certain limitations and we may incur substantial costs and spend significant resources to enforce the option under the contractual arrangements.
We may incur substantial costs on our part to exercise the option to acquire the school sponsor’s interests in Qingtian International School. Pursuant to the Exclusive Call Option Agreement, if and when the PRC laws and regulations permit foreign investors to directly hold part or all of the equity interests of the VIEs and to engage in the restricted and prohibited business, Liandu WFOE or its designated purchaser may, at its discretion, purchase all or part of the direct and/or indirect equity interests (including the interests in Qingtian InternationalSchool) held by Lishui Mengxiang’s shareholders at the minimum price permitted by PRC laws and regulations, and the percentage of equity interests to be purchased by Liandu WFOE or its designated purchaser shall be no less than the maximum limit permitted by the PRC laws and regulations in relation to the equity held by foreign investors. Such equity transfer price is not expressly provided for in the current PRC laws and regulations and it is uncertain whether it may be further regulated by future PRC laws and regulations. As a result, the estimated costs associated with the purchase of the equity interests in the VIEs cannot be ascertained as of the date of the annual report.
Pursuant to the Exclusive Call Option Agreement, Lishui Mengxiang’s shareholders have irrevocably undertaken that if the purchase price is determined at an amount exceeding RMB0, the difference shall be compensated fully by Lishui Mengxiang’s shareholders to Liandu WFOE or its designated entity. In the event that Liandu WFOE or its designated party acquires the equity interests of Lishui Mengxiang or Qingtian International School and the relevant PRC authorities determine that the purchase price for acquiring such interests in Qingtian International School is below market value, the respective equity holder(s), Lishui Mengxiang’s shareholders or Lishui Mengxiang, may be required to pay taxes with reference to the market value such that the amount of tax may be substantial. However, pursuant to the Exclusive Call Option Agreement, all taxes and fees associated with the equity transfer shall be paid by Lishui Mengxiang’s shareholders and/or the direct equity holders of the VIEs upon the transfer. We will determine the purchase target after due consideration of the said tax duties and fees before exercising the call option. In the event that Lishui Mengxiang is deemed as the direct interest holder, it may be subject to such tax. Furthermore, the PRC tax authorities may impose late payment penalties on Lishui Mengxiang for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if Lishui Mengxiang’s tax liabilities increase or if it is required to pay late payment fees and other penalties.
Our contractual arrangements may be subject to scrutiny by the PRC tax authorities, which may impose late payment fees and other penalties on us.
Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the Business Cooperation Agreement and Exclusive Technical Service and Business Consulting Agreement entered into, among others, the VIEs and Liandu WFOE does not represent an arm’s-length price
and adjust any of those entities’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could increase our tax liabilities. In addition, PRC tax authorities may form the view that our subsidiaries or VIEs have improperly minimized their tax obligations and we may not be able to rectify any such incident within the limited timeline required by PRC tax authorities. As a result, PRC tax authorities may impose late payment fees and other penalties on us for under-paid taxes, which may materially and adversely affect our business, financial condition and results of operations.
Certain lease agreements of our leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines.
According to the applicable PRC laws, parties to a lease agreement are required to file the lease agreements for registration and obtain property leasing filing certificates for their leases. As of the date of the annual report, we leased three properties from third-party landlords including school buildings, facilities and dormitories in Lishui City, Zhejiang Province and failed to register three lease agreements under which we are tenant. The failure to register the lease agreements will not affect the validity of such agreements. However, we may be required by relevant government authorities to file the lease agreements to complete the registration formalities and may be subject to a fine for non-registration
within the prescribed time limit, which may range from RMB1,000 to RMB10,000 per lease agreement. The imposition of the above fines could require us to make additional efforts and/or incur additional expenses, any of which could adversely affect our business, financial condition and results of operations. The registration of these lease agreements to which we are a party requires additional steps to be taken by the respective other parties to the lease agreement which are beyond our control. We cannot assure you that the other parties to our lease agreements will be cooperative or that we can complete the registration of these lease agreements and any other lease agreements that we may enter into in the future.

We rely on dividends and other payments from Liandu WFOE to pay dividends and other cash distributions to our shareholders
Our Company is a holding company and our ability to pay dividends and other cash distributions to our Shareholders, service any debt we may incur and meet our other cash requirements depends significantly on our ability to receive dividends and other distributions from Liandu WFOE. The amount of dividends paid to us by Liandu WFOE depends solely on the service fees paid to Liandu WFOE from the VIEs. However, there are restrictions under PRC laws for the payment of dividends to us by Liandu WFOE. For example, relevant PRC laws and regulations permit payments of dividends by Liandu WFOE only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, Liandu WFOE is required to set aside at least 10% of its after-tax profits
based on the PRC accounting standards each year to fund a statutory reserve, until the accumulated amount of such reserve has exceeded 50% of its registered capital. Consequently, Liandu WFOE is restricted in its ability to transfer a portion of its net assets to us or any of our other subsidiaries in the form of dividends, loans or advances. The foregoing restrictions on the ability of Liandu WFOE to pay dividends to us and the limitations on the ability of VIEs to pay service fees to Liandu WFOE could materially and adversely limit our ability to borrow money outside of China or pay dividends to holders of our shares.
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
We may lose the ability to use and enjoy certain important assets, which could reduce the size of our operations, impair our ability to generate revenue and materially affect the market price of our shares, if any of the VIEs becomes the subject of a bankruptcy or liquidation proceeding.
We currently conduct our operations in China through the contractual arrangements. As part of these arrangements, the VIEs hold a majority of the assets that are important to the operation of our business, including operating permits and licenses and other educational facilities related to our schools. Under the contractual arrangements, Ms. Fen Ye, Ms. Fang Ye and Ms. Hong Ye may not unilaterally, without our consent, decide to voluntarily liquidate the VIEs.
If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition, results of operations and price of our shares. If any of the VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business.

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
We may (i) transfer the net proceeds into Liandu WFOE to pay in their initially subscribed registered capital, and (ii) provide loans to Liandu WFOE and the VIEs. We may also establish and/or acquire new foreign-invested enterprises in China, pay in their registered capital and provide loans to them.
We plan to utilize part of the proceeds from our initial public offering by way of paying in the initially subscribed registered capital of Liandu WFOE. The amount of funds in the form of capital contribution into Liandu WFOE and other PRC subsidiaries we establish in the future is subject to the amount of their initially subscribed registered capital. Currently, the initially subscribed registered capital of Liandu WFOE is US$1 million which will be fully paid before the deadline prescribed in its articles of association. If the initially subscribed registered capital is not sufficient to allow our intended capital injection, under the current PRC laws and regulation, we may increase the registered capital and complete the relevant procedures which include (i) altering our registration with local SAIC, and (ii) filing the alteration report to local counterparts of the Ministry of Commerce of the PRC, or the MOFCOM. In addition, capital contribution to our schools must be approved by the Ministry of Civil Affairs of the PRC or the MCA or their respective local counterparts. As of the date of the annual report, we have not increased, and plan to increase, the registered capital of Liandu WFOE to approximately US$12 million.
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
The aforementioned existing restrictions and future restrictions may significantly limit our ability to transfer the net proceeds from our initial public offering or any other offering of additional equity securities to Liandu WFOE or the VIEs or invest in or acquire any other companies in the PRC.
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

To the extent cash is generated in our PRC Subsidiaries, and may need to be used to fund operations outside of mainland China, such funds may not be available due to limitations placed by the PRC government. Furthermore, to the extent assets (other than cash) in our business are located in the PRC or held by a PRC entity, the assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries to transfer assets by the PRC government. If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong Subsidiary in the future, and to the extent cash is generated in our Hong Kong Subsidiary, and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries to transfer funds or assets by the PRC government. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions or limitations on our ability to transfer or distribute cash within its organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong and adversely affect its business. Saved as the foregoing limitations imposed by the PRC government as described hereto, there are currently no limitations on our or our subsidiaries’ ability to transfer cash to investors.
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

Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or the VIE or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.
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
Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to maintain our listing status on U.S. exchanges in the future, and even when such permission is obtained, whether it will be later denied or rescinded. On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Enterprise (Draft for Comments), which propose to require domestic enterprises with direct or indirect overseas offering securities and listing shall apply for record-filing in accordance with these Measures. Meanwhile, according to the press conference of a CSRC official, on the premise of abiding by domestic laws and regulations, VIE structured enterprises which satisfy compliance requirements may be listed overseas upon completion of filing; and in term of system design, the filing procedure shall be implemented firstly on increasing enterprises; and the filing of other existing enterprises will be otherwise arranged and given a full transitional period. As advised by our PRC counsel, Beijing DeHeng Law Offices, as the Administration Provisions and CSRC Measures have not yet come into effect, we are currently unaffected. However, according to Relevant Officials of the CSRC Answered Reporter Questions, new initial public offerings and refinancing by existent overseas listed Chinese companies will be required to go through the filing process; other existent overseas listed companies will be allowed sufficient transition period to complete their filing procedure, which means we will certainly go through the filing process in the future.
If the CSRC or any other PRC regulatory body subsequently implements rules that would require us to file with or obtain approvals of the CSRC or other governmental bodies for any such offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from any such offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs.
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
Implementation of the Law of the PRC on Safeguarding National Security in Hong Kong involves uncertainty, and the recent policy pronouncements by the PRC government regarding business activities of U.S.-listed PRC businesses may negatively impact Lixiang’s existing and future operations in Hong Kong.
On June 30, 2020, the Standing Committee of the NPC promulgated the Law of the PRC on Safeguarding National Security in Hong Kong. The interpretation of the Law of the PRC on Safeguarding National Security in Hong Kong involves a degree of uncertainty. Recently, the PRC government announced that it would step up supervision of overseas listed PRC businesses. Under the new measures, the PRC government will enhance regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading. The PRC government will also check sources of funding for securities investment and control leverage ratios. The PRC government has also opened a probe into several U.S.-listed technology companies focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the PRC Data Security Law, how companies collect, store, process and transfer personal data. Currently these laws (other than the Law of the PRC on Safeguarding National Security in Hong Kong) are expected to apply to China domestic businesses, rather than businesses in Hong Kong which operate under a different set of laws from China. However, there can be no assurance that the government of Hong Kong will not enact similar laws and regulations applicable to companies operating in Hong Kong.

We conduct our business operations in the PRC although we have established a subisidary in Hong Kong, Hong Kong Mengxiang Education Development Group Limited, as a holding company to facilitate overseas securities offering. Although none of our business activities appears to be within the current targeted areas of concern mentioned above by the PRC government as our Hong Kong subsidiary is a holding company with no business operations as of the date of the annual report, given the PRC government’s significant oversight over the conduct of business operations in China and in Hong Kong, and in light of the PRC government’s recent extension of authority not only in China but into Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in the PRC can change quickly with little or no advance notice. For example, the PRC government may pressure the government of Hong Kong to enact similar laws and regulations to those in the PRC, which may seek to exert control over offerings conducted overseas by Hong Kong companies. If any or all of the foregoing were to occur, and if our Hong Kong subsidiary elects to carry out substantive business activities in the future, it could lead to a material adverse change in Lixiang’s operations and limit or hinder our ability to offer securities to overseas investors or remain listed in the U.S., which could cause the value of our ADSs to significantly decline or become worthless.
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
However, according to the 2021 Implementation Rules, private schools providing compulsory education shall not conduct any transaction with any related party. As a result, the clauses or provisions of the exclusive management services and business cooperation agreements, in relation to related party transactions between Lianwai School and Liandu WFOE, are not legally enforceable since September 1, 2021. Therefore, we executed an acknowledgment agreement on April 20, 2022 to confirm all the terms of rights and obligations relating to Lianwai School and the directors appointed by the sponsor under the contractual arrangements in relation to Lianwai School, which shall be terminated on August 31, 2021. Since September 1, 2021, we have stopped transacting with Lianwai School. However, to keep Lianwai School providing compulsory education in operations, we continued to provide essential services without recognizing any revenues relating to such activities to schools providing compulsory education in our discontinued operations, which are key to the normal daily operation of it. As of the date of the annual report, schools providing compulsory education to which we continue to provide services have not received any further rectification requirements or penalty notices from the relevant competent authorities, and the possibility and impact of illegal risks are still unable to be assessed clearly. We are continuously assessing the impact of relevant regulations on our business and making necessary measures and efforts to comply with the requirements under these regulations and implementations, including selling Lianwai School, etc.
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
On December 28, 2021, the CAC published the Measures for Cyber Security Review, which further restates and expands the applicable scope of the cybersecurity review. Pursuant to the Measures for Cyber Security Review, network platform operators grasping the personal information of more than 1 million users must apply to the office for cyber security review for cyber security review for foreign listing, and operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, as advised by our PRC counsel, Beijing DeHeng Law Offices, we do not need to apply for a cyber security review pursuant to the above regulation, given that (i) we are not in possession of personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of the annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator. However, we cannot guarantee that we will not be subject to cybersecurity review in the future. During such review, we may be required to suspend our operation experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources.

We currently have less than 100 subscribers on our digital platform such as WeChat public account. We have no registered users on our website. We only require and obtain user information after users register with us. Although we believe we currently are not required to obtain clearance from the CAC for our offering under the Measures for Cybersecurity Review or the Opinions on Strictly Cracking Down on Illegal Securities Activities, we face uncertainties as to the interpretation or implementation of such regulations or rules, and if required, whether such clearance can be timely obtained, or at all.
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

Prior to August 31, 2021, we primarily operated primary and secondary school in Baiyun campus and Yijing campus—Featured Division of Lianwai School through a series of contractual arrangements with the VIEs. Under the 2021 Implementation Rules which took effect on September 1, 2021, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. In particular, the prohibition over related party transactions has significantly affected the enforceability of the exclusive management services and business cooperation agreements among Liandu WFOE and Lianwai School providing compulsory education. Therefore, we re-assessed
our control over Lianwai School. Based on the relevant accounting standard in accordance with U.S. GAAP, we have concluded that we have lost control of Lianwai School since August 31, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of Lianwai School. In light of such regulatory developments, on April 20, 2022, we entered into an acknowledgment agreement of contractual agreements with Lianwai School and respective directors, to confirm all the terms of rights and obligations relating to Lianwai School and the directors appointed by the sponsor under the contractual arrangements in relation to Lianwai School, and agree among the parties that such arrangements shall have been terminated on August 31, 2021. To minimize disruptions to existing students enrolled in Lianwai School, we continued to offer essential services to the students. We deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements.
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
In April 2022, as part of the transactions contemplated under our investment cooperation agreement with Beijing S.K. in July 2021 to expand our business into vocational education, we entered into definitive agreements to acquire 100% equity interests of Beijing P.X., which in turn holds 100% equity interests of Chuangmei Weiye and Hainan Jiangcai, and the sponsorship interests of Langfang School. As of the date of the annual report, the administrative procedures with the PRC governmental authorities to amend the registration reflecting the result of the acquisition of Langfang School have not been completed due to the effects of
COVID-19
pandemic.

B. Business Overview
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
We mainly offer high school education services at Qingtian International School which was acquired by us in November 2021. The VIE, Lishui Mengxiang completed the required registration to hold 100% sponsorship interests of Qingtian International School in August 2021. In addition to providing high school education, we plan to offer vocational education services at our Vocational Training Institutions.
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
Vocational Training Institutions
We plan to offer vocational education services at our Vocational Training Institutions, namely Chuangmei Weiye, Hainan Jiangcai and Langfang School which we acquired in April 2022. As of the date of the annual report, the administrative procedures with the PRC governmental authorities to amend the registration reflecting the result of the acquisition of Langfang School have not been completed due to the effects of
COVID-19
pandemic.
Chuangmei Weiye is a professional comprehensive education and human resources service provider, covering human resources (including labor dispatch, human education, agency recruitment), outsourcing vocational services, recruitment process outsourcing service, comprehensive services for flexible employment (including the services for the part-time employment, retirement re-employment,
internships, and other short-term or temporary employment methods) and vocational education. Through Chuangmei Weiye, we aim to assist talents with practical skills in obtaining internship opportunities and positions in well-known companies so as to bridge the supply and demand gap between the employers and talents.
We plan to collaborate with Hainan Communication Senior Technical School (海南省交通高级技工学校), a reputable vocational education school in Haikou City, Hainan Province, through Hainan Jingcai to joinly design and develop curriculum programs based on the prevalent market trends and employer preferences, such as computer science application and maintenance, new energy automobile reqair and maintenance, and hotel management.
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
According to the Frost & Sullivan report, we are one of the top ten providers of private primary and secondary school education in Zhejiang Province and the largest private primary and middle school education in Lishui City as measured by students enrolled on a monthly average basis for the 2019/2020 school year. As of the date of the annual report, we are still one of the pioneers in the industry to provide education services in Zhejiang Province. With a successful track record of operation, we have gained a strong reputation in Zhejiang Province, especially in Lishui City, which in turn attracts more high-quality students and teachers and helps forming a virtuous cycle. We believe that the principal competitive factors in our relevant markets include academic performance of students, brand and reputation, quality of educational programs, operating experience, types of educational programs, tuition, students and parent satisfaction rate, student progression rate and ability to attract and retain high quality teachers and staff.
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
As of the date of the annual report, our high school education services fall within restricted industries for foreign investors, and our primary and middle school which cover compulsory education fall within prohibited industries for foreign investors. We conduct business operations through our Variable Interest Entities. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China” for details.

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
As of the date of the annual report, no implementation measures or specific guidelines are promulgated in accordance with the Regulation on Operating Sino-foreign Schools of the PRC and Implementing Rules. Further, as far as we know, relevant Zhejiang authorities have not approved any establishment of Sino-foreign cooperative high school in at least past five years. Therefore, we can only control Qingtian International School through the contractual arrangements.
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
As of the date of the annual report, we have not yet received any formal notification from the competent authorities of Qingtian County requiring us to complete the classified registration of Qingtian International School as a for-profit
or
non-profit
school.
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
Given that the guidelines aim at the education service providers for students at the stage of compulsory education, our Qingtian International School and Vocational Training Institutions are not involved.
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
On April 20, 2022, the SCNPC issued the revised Vocational Education Law of the PRC, which came into effect on May 1, 2022. According to the Law, vocational education is a type of education of the same status as general education. It is an important part of the national education system and human resources development, and an important way to cultivate diversified talents, inherit technical skills, and promote employment and entrepreneurship. Vocational education shall be planned by the government as a whole, administered at different levels, led by local authorities, given industrial guidance, school-enterprise cooperation, and participated by the whole society. The state encourages, guides, and supports enterprises and other social forces to establish vocational schools and vocational training institutions in accordance with the law. In addition, the Law also provides incentive policies such as rewards and tax incentives to enterprises that actively participate in industry-education integration and school-enterprise cooperation.

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
Pursuant to Regulations on Administration of Security Services, which issued by State Council on October 13, 2009 and became effective on January 1, 2010, which was amended on November 29, 2020 and May 1, 2022, enterprises hiring security personnel shall file with the local public security administration.
As of the date of the annual report, our schools’ canteens have acquired the applicable food operation licenses. In addition, we have submitted the recruitment of security personnel with competent authority for record.
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
As of the date of the annual report, we have
the land-use rights
of eight (8) pieces of land and the property ownership of twenty-five (25) buildings legally.
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
As of the date of the annual report, we have five software with computer software copyright which are relevant to our future business through our ownership in Hangzhou Youxi, including among others live streaming supervision system, Android live streaming system, and Apple live streaming system, etc.
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
As of the date of the annual report, we lawfully hold 46 registered trademarks in the PRC.
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
As of the date of the annual report, we have executed labor contracts with all of our employees in accordance with applicable PRC laws.
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
As of the date of the annual report, Ms. Fen Ye, Ms. Hong Ye and Ms. Fang Ye have completed the necessary registrations, as required by Circular 37.

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
C. Organizational Structure
The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities as of the date of the annual report:

Notes:
(1)
The sponsorship registration of Qingtian International School was changed to Lishui Mengxiang in August 2021. We are in the process of filing the relevant application pursuant to the PRC national and local regulations (including Zhejiang Province and Lishui City) of classification registration of private schools. As of the date of the annual report, we have not received notice from the competent authorities of Qingtian County on the classified registration of private schools. We entered into a series of contractual arrangements with respect to our operation of Qingtian International School in April 2022, which arrangements took effect on August 31, 2021.

(2)
Lishui Mengxiang holds 43% equity interests of Beijing Xinxiang. Beijing R.R.Z. holds 42% equity interests of Beijing Xinxiang. The management team of Beijing Xinxiang formed Beijing Chuang’ao Technology Center (L.P.) (“Beijing C.A.”), holding 15% equity interests of Beijing Xinxiang. Given that the board of directors of Beijing Xinxiang consists of five members, three of which shall be appointed by Lishui Mengxiang, we are able to control Beijing Xinxiang by holding more than half of the voting power in the board of directors. Therefore, the financial statements of Beijing Xinxiang will be consolidated in our annual report on Form
20-F
for the year ending December 31, 2022.

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
On April 20, 2022, we entered into a series of contractual arrangements through Liandu WFOE with the VIEs, shareholders of Lishui Mengxiang and the Council Members of Qingtian International School, which enables us to (i) exercise the power over our Lishui Mengxiang and Qingtian International School, (ii) have the exposure or rights to variable returns from our involvement with the VIEs, and (iii) exercise the ability to affect those returns through use of its power over the VIEs.
We do not have any equity interest in the VIEs. However, because of these contractual arrangements, we control the VIEs through our PRC subsidiary, Liandu WFOE. We have consolidated the results of the VIEs in our consolidated financial statements included elsewhere in this annual report on Form
20-F
in accordance with U.S. GAAP. For a more detailed discussion of the basis of presentation of our consolidated financial statements, see “Item 5. Operating and financial Review and Prospects—A. Operating Results—Critical Accounting Policies.” The contractual arrangements were executed on April 20, 2022 and shall become effective on August 31, 2021. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

Below is a summary of the material provisions of these contractual arrangements with Liandu WFOE and the shareholders of Lishui Mengxiang. For more complete information you should read these agreements in their entirety.
Exclusive Call Option Agreement.
 Under the Exclusive Call Option Agreement dated April 20, 2022, Ms. Fen Ye, Ms. Fang Ye and Ms. Hong Ye, or the shareholders of Lishui Mengxiang have irrevocably granted Liandu WFOE or its designated purchaser the exclusive right to purchase all or part of the direct and/or indirect equity interests of Lishui Mengxiang, or the Equity Call Option. The purchase price payable by Liandu WFOE or its designated purchaser in respect of the transfer of Lishui Mengxiang’s direct and/or indirect equity interest or equity interests shall be at the lowest price permitted under the PRC laws and regulations. Liandu WFOE or its designated purchaser shall have the right to purchase such proportion of Lishui Mengxiang’s interest in Qingtian International School and/or other equity interest of Lishui Mengxiang as it decides at any time. Qingtian International School provides high school education services, in which case the foreign investors are restricted to hold equity interests of Lishui Mengxiang, our Qingtian International School sponsor, in accordance with the current PRC laws and regulations. If and when the PRC laws and regulations allow Liandu WFOE or us to directly hold all or part of the school sponsor interests in Qingtian International Schooland/or all or part of other equity interests of Lishui Mengxiang and operate competent education business in the PRC, Liandu WFOE shall issue the notice of exercise of such equity call option as soon as practicable, and the percentage of interests to be purchased upon exercise of such Equity Call Option shall be no less than the maximum percentage allowed to be held by Liandu WFOE or its designated purchaser under the PRC laws and regulations. Such equity transfer price is not expressly provided for in the current PRC laws and regulations and it is uncertain whether it may be further regulated by future PRC laws and regulations. Pursuant to the Exclusive Call Option Agreement, all taxes and fees associated with the equity transfer shall be paid by Lishui Mengxiang’s shareholders and/or the direct equity holders of the VIEs upon the transfer. In the absence of written consent from Liandu WFOE, except as otherwise described in the Exclusive Call Option Agreement, Lishui Mengxiang and its shareholders shall not sell, transfer, assign or otherwise dispose of or create any encumbrance on any of Lishui Mengxiang’s assets, businesses or equity interests or procure separation or merge with any other entities. Furthermore, without written consent from Liandu WFOE, Lishui Mengxiang may not terminate any material contracts or enter into any other contracts which may contradict such material contracts, incur any indebtedness or provide any loan or guarantee to a third party, except as disclosed to Liandu WFOE, or alter the nature or scope of its business. The Exclusive Call Option Agreement will remain in force during the operation term of VIEs and any periods that are renewable pursuant to the PRC laws, and will terminate automatically when Liandu WFOE and/or its designated entities fully exercised their options to purchase all the equities of VIEs in accordance with this agreement. In addition, unless otherwise stipulated by laws, this agreement may not be terminated by Lishui Mengxiang or its shareholders unilaterally, but may only be terminated by Liandu WFOE after notice in advance.
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
Business Cooperation Agreement
.
 Pursuant to the Business Cooperation Agreement dated April 20, 2022 , Liandu WFOE shall provide technical services, management support and consulting services necessary for the private education business, and in return, the VIEs shall make payments accordingly. In particular, such services include but not limited to developing curriculum, conducting market research and offering management and marketing advice, providing technology services, providing public relations services, providing support for teacher hiring and training and providing other services that the VIEs may need from time to time. Without the prior consent of Liandu WFOE, none of the VIEs may accept such services provided by any third party. As part of the business cooperative agreement, VIEs and the shareholders of Lishui Mengxiang agree that they will not take any actions except as otherwise described in the Business Cooperation Agreement, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of the VIEs, disposing of their equity interests in the VIEs, or paying dividends or other similar payments to the sponsors or the shareholders VIEs in the absence of written consent from Liandu WFOE. The aforementioned agreements will terminate automatically when Liandu WFOE and/or its designated entities fully exercised their options to purchase all the equities held by Nominee Shareholders in accordance with the Exclusive Call Option Agreement. In addition, unless otherwise stipulated by laws, this agreement may not be terminated by VIEs or the shareholders, but may only be terminated by Liandu WFOE after notice in advance.
Exclusive Technical Service and Business Consulting Agreement.
 Pursuant to the Exclusive Technical Service and Business Consulting Agreement dated April 20, 2022 , Liandu WFOE agreed to provide exclusive technical services to Qingtian International School and Qingtian International School’s sponsor, Lishui Mengxiang. Furthermore, Liandu WFOE agreed to provide exclusive business consultancy services to Qingtian International School and Qingtian International School’s sponsor. In consideration of the technical and business consultancy services provided by Liandu WFOE, Qingtian International School and Qingtian International School’s sponsor agreed to pay Liandu WFOE a service fee withdrawn from their respective amount of surplus from operations after deducting all costs, expenses, taxes, losses (if required by the law) and the legally development fund of the respective school (if required by the law) and other costs and funds that shall be retained at Qingtian International School in accordance with applicable PRC laws. Liandu WFOE has the right (but not the obligation) to adjust the amount of such service fee by reference to the actual services provided and the actual business operations and needs of Qingtian International School and Qingtian International School’s sponsor, provided that any adjusted amount shall not exceed the amount mentioned above. Qingtian International School and Qingtian International School’s sponsor do not have any right to make any such adjustment. Unless otherwise prescribed under the PRC laws and regulations, Liandu WFOE shall have exclusive proprietary rights to any technology and intellectual property developed and materials prepared in the course of the provision of research and development, technical support and services by Liandu WFOE to Qingtian International School and Qingtian International School’s sponsor, and any intellectual property in the products developed, including any other rights derived thereunder, in the course of performance of obligations under the Exclusive Technical Service and Business Consulting Agreement and/or any other agreements entered into between Liandu WFOE and the VIEs.
Equity Pledge Agreement
. Pursuant to the Equity Pledge Agreement dated April 20, 2022, the shareholders unconditionally and irrevocably pledged all of their equity interests in Lishui Mengxiang to Liandu WFOE to guarantee performance of the obligations of the VIEs under the Exclusive Call Option Agreement, Business Cooperation Agreement, Exclusive Technical Service and Business Consulting Agreement, Proxy Agreement for Shareholders, Proxy Agreement for School’s Sponsors and Council Members and Loan Agreement, each as described above the shareholders of Lishui Mengxiang agreed that without prior written consent of the PRC WFOE, they shall not transfer or dispose of the pledged equity interests, or create or allow any encumbrance on the pledged equity interests. Unless otherwise stipulated by laws, this agreement may not be terminated by Lishui Mengxiang or the shareholders of Lishui Mengxiang unilaterally, but may only be terminated by the Liandu WFOE after notice in advance. The equity pledge agreement remains in full force and effect until all of the obligations under the contractual arrangements have been duly performed or the guaranteed debts are duly paid. The pledge of equity interests in Lishui Mengxiang has been duly registered with the local branch of SAIC and is effective upon such registration.

After consulting with our PRC legal counsel Beijing DeHeng Law offices, we are of the view that:

•	the ownership structures of Liandu WFOE and the VIEs currently will not violate any applicable PRC law, regulation, or rule currently in effect; and

•
the contractual arrangements among Liandu WFOE, the VIEs, Ms. Fen Ye, Ms. Hong Ye and Ms. Fang Ye, Qingtian International School and Qingtian International School’s Council Members governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to us. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”
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
Pursuant to the applicable PRC laws and regulations, parties to a lease agreement are required to file the lease agreements for registration and obtain property leasing filing certificates for their leases. As of the date of the annual report, we had not completed lease registration of the properties we leased in China. Although failure to register or file a lease does not in itself invalidate the leases, we may be required by relevant government authorities to file the lease agreements to complete the registration formalities and may be subject to a fine for non-registration
within the prescribed time limit, which may range from RMB1,000 to RMB10,000 per lease agreement. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Business and Industry.”
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
Overview
We are a prominent private primary and secondary education service provider in Lishui City, Zhejiang Province. According to the Frost & Sullivan report, we were one of the top ten private primary and secondary education institutes in Zhejiang Province in terms of the students enrolled on a monthly average basis for the 2019/2020 school year. We ranked second among the top private primary and secondary education institutes and second among the top private primary and middle school (excluding high school) education institutes in Lishui City both in terms of the students enrolled on a monthly average basis for the 2019/2020 school year. As of the date of the annual report, we are still one of the pioneers in the industry to provide education services in Zhejiang Province.
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
We mainly offer high school education services at Qingtian International School which was acquired by us in November 2021. The VIE, Lishui Mengxiang completed the required registration to hold 100% sponsorship interests of Qingtian International School in August 2021. On April 20, 2022, we entered into a series of contractual arrangements through Liandu WFOE with the VIEs, shareholders of Lishui Mengxiang and the Council Members of Qingtian International School, which enables us to (i) exercise the power over our Lishui Mengxiang and Qingtian International School, (ii) have the exposure or rights to variable returns from our involvement with the VIEs, and (iii) exercise the ability to affect those returns through use of its power over the VIEs.
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
In April 2022, as part of the transactions contemplated under our investment cooperation agreement with Beijing S.K. in July 2021 to expand our business into vocational education, we entered into definitive agreements to acquire 100% equity interests of Beijing P.X., a wholly-owned subsidiary of Beijing S.K., which in turn holds 100% equity interests of Chuangmei Weiye and Hainan Jiangcai, and the sponsorship interests of Langfang School. As of the date of the annual report, the administrative procedures with the PRC governmental authorities to amend the registration reflecting the result of the acquisition of Langfang School have not been completed due to the effects of
COVID-19
pandemic.

Our net revenues for continuting operation were RMB13.4 million, RMB25.7 million and RMB34.4 million (US$5.4 million) in 2019, 2020 and 2021, respectively. We had net income RMB47.2 million and RMB33.6 million in 2019, 2020 and we had net loss RMB243.8 million (US$38.3 million) and 2021.
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
Revenue from third parties:
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
In 2018, we entered into a series of contractual arrangements, including loan agreement, exclusive call option agreement, proxy agreements and power of attorney for shareholders, proxy agreements and power of attorney for school’s sponsors and directors, equity pledge agreements, spousal undertakings, business cooperation agreement and exclusive technical services and business consulting agreements, with Lianwai School, Lishui Mengxiang and their respective shareholders. Before the 2021 Implementation Regulations became effective, as a result of our direct ownership in Liandu WFOE and the contractual arrangements relating to the VIEs and their respective shareholders, we are regarded as the primary beneficiary of the VIEs in accordance with ASC 810, and we treat them as our consolidated affiliate Chinese entities under U.S. GAAP. We have consolidated the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP.
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

Qingtian International School
On August 24, 2021, we acquired 100% of the sponsorship interests of Qingtian International School. Thereafter, we entered into a series of contractual arrangements through Liandu WFOE with the VIEs, shareholders of Lishui Mengxiang and the Council Members of Qingtian International School, including Exclusive Call Option Agreement, Proxy Agreement for School’s Sponsors and Council Members, Proxy Agreement for Shareholders, Business Cooperation Agreement, Exclusive Technical Service and Business Consulting Agreement, Equity Pledge Agreement, etc, which become effective since August 31, 2021. We have consolidated the results of Qingtian International School in our consolidated financial statements since August 31, 2021, in accordance with U.S GAAP through these VIE contractual arrangements.
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
Impact of Governmental Policies
See “ Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Regulation.”
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
Although we consolidate the results of the VIEs, we only have access to the assets or earnings of the VIEs through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.”
We have not encountered any difficulties in meeting our cash obligations to date. When considering our liquidity position and our future capital resources and needs, we take into account price controls set by local governments that may affect the tuition and other fees we are able to charge to students in our schools, annual enrollment numbers approved for our schools, the economic benefits we have received from Liandu WFOE and the VIEs under our Business Cooperation Agreement and Exclusive Technical Service and Business Consulting Agreement. Based on cash flow projections for operating activities and available loan facilities, we believe that we have sufficient funds for sustainable operations and will be able to meet our working capital needs, payment obligations from operations and debt related commitments for the next twelve months from the date of this annual report on
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
G. Safe Harbor
This annual report on Form
20-F
contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form
20-F,
as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the SEC, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form
20-F.
Potential risks and uncertainties include, but are not limited to: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this annual report on Form
20-F
and in the exhibits is as of the date of the annual report, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of the annual report.

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
Board Diversity Disclosure
The following information was provided by our directors on a voluntary basis.
Board Diversity Matrix (As of date of this annual report)

Country of Principal Executive Offices				China
Foreign Private Issuer				Yes
Disclosure Prohibited Under Home Country Law				No
Total Number of Directors				6
	Female	Male	Non-Binary	Did not disclose
Part I: Gender Identity
Directors	3	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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
B. Related Party Transactions
Contractual Arrangements with the VIEs and Their Shareholders
In 2018, we entered into a series of contractual arrangements through Liandu WFOE with Lishui Mengxiang, Lianwai School, shareholders of Lishui Mengxiang and the directors of Lianwai School, which had enabled us to (i) exercise the power over our Lishui Mengxiang and Lianwai School, (ii) have the exposure or rights to variable returns from our involvement with Lishui Mengxiang and Lianwai School, and (iii) exercise the ability to affect those returns through use of its power over Lishui Mengxiang and Lianwai School.
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
The VIE, Lishui Mengxiang completed the required registration to hold 100% sponsorship interests of Qingtian International School on August 24, 2021. On April 20, 2022, we entered into a series of contractual arrangements through Liandu WFOE with the VIEs, shareholders of Lishui Mengxiang and the council members of Qingtian International School, which enables us to (i) exercise the power over our Lishui Mengxiang and Qingtian International School, (ii) have the exposure or rights to variable returns from our involvement with the VIEs, and (iii) exercise the ability to affect those returns through use of its power over the VIEs. These contractual arrangements include exclusive call option agreement, proxy agreements for school’s sponsors and council members, proxy agreements for shareholders, business cooperation agreement, exclusive technical service and business consulting agreement, equity pledge agreements, etc. Terms contained in each set of contractual arrangements with our PRC subsidiaries, the VIEs and their respective shareholders are substantially similar. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.”
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

As of the date of the annual report, our authorized share capital is US$50,000 divided into 500,000,000 ordinary shares with a par value of US$0.0001 each. As of the date of the annual report, there are 66,667,000 ordinary shares issued and outstanding. All of our issued and outstanding ordinary shares are fully paid. All options, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met.
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
E. Taxation
The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of the annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, PRC and the United States.
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
United States Federal Income Taxation
The following discussion describes the material United States federal income tax consequences to a U.S. Holder (as defined below), under current law, of an investment in our ADSs or ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of the annual report, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations promulgated thereunder, judicial authority, published administrative positions of U.S. Internal Revenue Service, or the IRS, and other applicable authorities, all as of the date of the annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions. This summary does not discuss the Medicare contribution tax on net investment income, any federal non-income tax
laws, including the federal estate or gift tax laws, or the laws of any state, local or non-United States
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

•	In 2021 we engaged an independent external consulting firm with extensive U.S. GAAP reporting experience to assist our U.S. GAAP reporting team in preparation of the annual report

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
Form 20-F.

ITEM 19.	EXHIBITS
EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Amendment No. 3 to registration statement on Form F-1 (File No. 333-248691), filed with the Securities and Exchange Commission on September 30, 2020)

2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Amendment No. 1 to registration statement on Form F-1 (File No. 333-248691), filed with the Securities and Exchange Commission on September 22, 2020)

2.3	Form of Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares (incorporated herein by reference to Exhibit (a) to the Pre-Effective Amendment No. 1 to Form F-6 registration statement (File No. 333-249010), filed with the Securities and Exchange Commission on September 30, 2020)

2.4*	Description of securities of the Registrant registered under Section 12 of the Securities Exchange Act of 1934

4.1	2020 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.2	Form of Restricted Share Agreement (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.3	Form of Option Agreement (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.4	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.5	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.6	English translation of Business Cooperation Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School, Zhejiang Lishui Mengxiang Education Development Co., Ltd., Ye Fen, Ye Fang and Ye Hong dated October 13, 2018 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.7	English translation of Supplemental Agreement of Business Cooperation Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd., and Ye Fen, Ye Fang and Ye Hong dated November 29, 2018 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.8	English translation of Exclusive Technical Service and Business Consulting Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd. and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.9	English translation of Supplemental Agreement of Exclusive Technical Service and Business Consulting Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd. and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.10	English translation of the Second Supplemental Agreement of Exclusive Technical Service and Business Consulting Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd. and Liandu Foreign Languages School, and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated March 29, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.11	English translation of Exclusive Call Option Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong, and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.12	English translation of Supplemental Agreement of Exclusive Call Option Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong, and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.13	English translation of Equity Pledge Agreement, among Ye Fen, Ye Fang, Ye Hong, and Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Zhejiang Mengxiang Consulting Services Co., Ltd. dated October 13, 2018. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.14	English translation of Supplemental Agreement of the Equity Pledge Agreement, among Ye Fen, Ye Fang, Ye Hong and Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Zhejiang Mengxiang Consulting Services Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.15	English translation of Proxy Agreement for Shareholders granted by Ye Fen, Ye Fang and Ye Hong to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.16	English translation of Supplemental Agreement of the Proxy Agreement for Shareholders granted by Ye Fen, Ye Fang and Ye Hong to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.17	English translation of Power of Attorney granted by Ye Fen to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.18	English translation of Power of Attorney granted by Ye Fang to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.19	English translation of Power of Attorney granted by Ye Hong to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.20	English translation of Proxy Agreement for School’s Sponsors and Directors, granted by Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Ye Fen, Wei Biao, Ye Fang, Ye Hong, Chen Guoliang and Shi Jixing, to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School, dated October 13, 2018 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.21	English translation of Supplemental Agreement of the Proxy Agreement for School’s Sponsors and Directors granted by Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Ye Fen, Wei Biao, Ye Fang, Ye Hong, Chen Guoliang and Shi Jixing, to Zhejiang to Mengxiang Consulting Services Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School, dated November 29, 2018 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.22	English translation of Power of Attorney for the School’s Sponsor granted by Zhejiang Lishui Mengxiang Education Development Co., Ltd. to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.23	English translation of Power of Attorney granted by Ye Fen to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.24	English translation of Power of Attorney granted by Wei Biao to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.25	English translation of Power of Attorney granted by Ye Fang to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.26	English translation of Power of Attorney granted by Ye Hong to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.27	English translation of Power of Attorney granted by Chen Guoliang to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.28	English translation of Spouse Undertaking, granted by Wei Biao, the spouse of Ye Fen, to Ye Fen regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd., dated November 29, 2018 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.29	English translation of Spouse Undertaking, granted by Chen Jianjun, the spouse of Ye Fang, to Ye Fang regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.30	English translation of Spouse Undertaking, granted by Ji Hongfeng, the spouse of Ye Hong, to Ye Hong regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.31	English translation of Loan Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. and Zhejiang Lishui Mengxiang Education Development Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School dated October 13, 2018 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.32	English translation of Supplemental Agreement of Loan Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. and Zhejiang Lishui Mengxiang Education Development Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.33	English translation of the Equity Transfer Agreement, between Zhejiang Mengxiang Consultancy Services Co., Ltd., Gamefield Hong Kong Limited and Li Qiang dated January 27, 2021 (incorporated herein by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 30, 2021)

4.34*	English translation of the Investment Cooperation Agreement, between Lishui Mengxiang, Beijing S.K. and certain other parties affiliated with Beijing S.K. regarding the acquisition of the controlling stake in Beijing S.K. dated July 27, 2021

4.35*	English translation of the Sponsorship Interest Transfer Agreement, between Lishui Mengxiang and Qingtian Zhongyi Education Investment regarding the acquisition of 100% of the sponsorship interest of Qingtian International School dated August 18, 2021

4.36*	English translation of the Investment Cooperation Agreement, between Lishui Mengxiang and Beijing R.R.Z. regarding the formation of Beijing Xinxiang dated January 18, 2022

4.3 7 *	English translation of Supplementary Agreement of the Investment Cooperation Agreement, between Lishui Mengxiang, Beijing S.K., Beijing P.X. and certain other parties affiliated with Beijing S.K. regarding the partial conversion of the previously issued convertible debt dated April 18, 2022

4.38*	English translation of Acknowledgment Agreement of Contractual Agreements, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. And certain other parties dated April 20, 2022

4.39*	English translation of the Business Cooperation Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated April 20, 2022

4.40*	English translation of the Exclusive Technical Service and Business Consulting Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. Qingtian Overseas Chinese International School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated April 20, 2022

4.41*	English translation of Exclusive Call Option Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated April 20, 2022

4.42*	English translation of the Equity Pledge Agreement, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong dated April 20, 2022

4.43*	English translation of the Proxy Agreement for Shareholders, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong dated April 20, 2022

4.44*	English translation of the Power of Attorney signed by Ye Fen as a shareholder dated April 20, 2022

4.45*	English translation of the Power of Attorney signed by Ye Fang as a shareholder dated April 20, 2022

4.46*	English translation of the Power of Attorney signed by Ye Hong as a shareholder dated April 20, 2022

4.47*	English translation of the Proxy Agreement for School’s Sponsor and Council Members, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated April 20, 2022

4.48*	English translation of the Power of Attorney for School’s Sponsor signed by Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated April 20, 2022

4.49*	English translation of the Power of Attorney signed by Ye Fen as a counsil member dated April 20, 2022

4.50*	English translation of the Power of Attorney signed by Ye Hong as a counsil member dated April 20, 2022

4.51*	English translation of the Power of Attorney signed by Ye Fang as a counsil member dated April 20, 2022

4.52*	English translation of the Power of Attorney signed by Li Haibo as a counsil member dated April 20, 2022

4.53*	English translation of the Power of Attorney signed by Yao Jianwei as a counsil member dated April 20, 2022

4.54*	English translation of the Spouse Undertaking signed by Wei Biao dated April 20, 2022

4.55*	English translation of the Spouse Undertaking signed by Chen Jianjun dated April 20, 2022

4.56*	English translation of the Spouse Undertaking signed by Ji Hongfeng dated April 20, 2022

4.57*	English translation of the Loan Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Qingtian Overseas Chinese International School dated April 20, 2022

4.58*	English translation of the Supplemental Agreement on the Transfer of the Target Company with Beijing S.K., Beijing P.X. and certain other parties, in respect of the confirmation on consolidating Beijing P.X. into the 2022 consolidated financial statements dated April 24, 2022

8.1*	List of Subsidiaries and VIEs of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-248691), filed with the Securities and Exchange Commission on September 9, 2020)

12.1**	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1***	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2***	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Consent of Deheng Law Offices

15.2	Consent of Frost & Sullivan (incorporated herein by reference to Exhibit 23.5 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

15.3**	Consent of WWC P.C., Independent Registered Public Accounting Firm

15.4*	Letter from PricewaterhouseCoopers Zhong Tian LLP

15.5**	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH**	Inline XBRL Taxonomy Extension Schema Document

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Previously filed
**	Filed herewith
***	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on
Form 20-F,
and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to the annual report on its behalf.

Lixiang Education Holding Co., Ltd.

By:	/s/ Biao Wei
	Name:	Biao Wei
	Title:	Director and Chief Executive Officer
Date: August 24, 2022

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
San Mateo, California
April 28, 2022, except for Note 3, as to which the date is August 24, 2022

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
Loan Agreements
Pursuant to the loan agreements entered into between Liandu WFOE and affiliate Chinese entities, and between Liandu WFOE and new VIEs, Liandu WFOE can grant interest-free loans to Lishui Mengxiang VIE with the sole purpose of providing funds necessary for the business operations and development of Lianwai School and Qingtian International School. These business loan amounts can be injected into Lianwai School and Qingtian International School as capital or other operation means, and cannot be accessed for any personal uses. There is no fixed term for each loan under the loan agreement except that Liandu WFOE can unilaterally decide when to recover the loan and the loan agreements shall remain effective during the operation term of Lianwai School and Qingtian International School and any periods that are renewable pursuant to PRC laws. Liandu WFOE has the right to unilaterally terminate these agreements after giving notice in advance, including that Liandu WFOE and/or its designated entities have fully exercised their options to purchase all the (direct and indirect) equities held by Nominee Shareholders of the relevant VIE in accordance with the Exclusive Call Option Agreements (as described in the following paragraph), while the shareholders of such consolidated affiliated Chinese entities have no right to unilaterally terminate these agreements. As of December 31, 2020 and 2021
, no loans have been granted yet.
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
Foreign investment in the education industry in PRC is extensively regulated and subject to various restrictions. Specifically, high school is restricted industries for foreign investors, and foreign investors are only allowed to invest in such industries in cooperative ways with domestic investors, provided that domestic investors play a dominant role in such cooperation. In addition, foreign investment in education institutions in the PRC must be in the form of cooperation between Chinese educational institutions and foreign educational institutions and the foreign portion of the total investment in a Sino-foreign education institute must be below 50%. Although foreign investment in high schools is not prohibited, based on the operation experience, Liandu WFOE in China is still ineligible to independently or jointly invest and operate high schools, including Qingtian International School. To comply with PRC laws and regulations, the Group have entered into a series of contractual arrangements pursuant to which Liandu WFOE receives the economic benefits from the VIEs. If the contractual arrangements that establish the structure for operating our business in China are found to violate any PRC laws or regulations in the future or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Education of People’s Republic of China, or the MOE, which regulates the education industry, the Ministry of Commerce, or MOFCOM, which regulates the foreign investment in China, and the Civil Affairs Bureau, which regulates the registration of schools in China, would have broad discretion in dealing with such violations, including:

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
Transactions denominated in other than the functional currencies are re-measured
into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured
at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of comprehensive income/(loss) as foreign exchange related gains/(losses).
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

	As of December 31,
	2020	2021
	RMB	RMB	US$(Note 2(h))
ASSETS
Current assets:
Cash and cash equivalents	9,212,821	—	—
Inventories	55,607	—	—
Prepayments and other current assets	2,378,140	—	—
Amounts due from continuing operations	254,151,621	—	—

Total current assets	265,798,189	—	—

Non-current assets:
Property and equipment, net	41,482,375	—	—

Total non-current assets	41,482,375	—	—

Total assets	307,280,564	—	—

LIABILITIES
Current liabilities
Short-term borrowings	14,800,000	—	—
Accounts payable	2,787,497	—	—
Deferred revenue, current	18,159,451	—	—
Salary and welfare payable	17,078,606	—	—
Tax payable	39,446	—	—
Accrued liabilities and other current liabilities	1,049,591	—	—
Amounts due to continuing operations	8,884,600	—	—

Total current liabilities	62,799,191	—	—

Non-current liabilities
Deferred revenue, non-current	412,593	—	—

Total non-current liabilities	412,593	—	—

Total liabilities	63,211,784	—	—

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
On April 18, 202
2
, the Group entered into the supplemental agreement with Beijing S.K. Pursuant to the supplemental, the Group acquired
 100%
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