Form 20-F/A
period 2021-12-31
Lixiang Education Holding Co. Ltd.
filed 2022-12-22
CIK 1814067

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐ Yes    ☐  No

i

EXPLANATORY NOTE

Lixiang Education Holding Co., Ltd. (the “Company”) is filing this Amendment No. 2 on Form 20-F (this “Amendment”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Form 20-F”), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2022, as amended on August 24, 2022, to add or revise certain disclosure in “Introduction”, “Enforceability of Civil Liabilities”, “Item 3. Key Information”, “Item 4. Information on the Company” and any other material discussion of the variable interest entity throughout the annual report, to (i) provide additional disclosure regarding the Company’s unique risks with operations conducted by its subsidiaries and consolidated variable interest entities based in China, (ii) revise and clarify certain disclosure with respect to the cash and asset flows through its organization.

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

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated or the context otherwise requires, references to:

●	“ADRs” refer to our American depositary receipts that evidence our ADSs;

●	“ADSs” refer to our American depositary shares, each of which represents five ordinary shares;

●	“Beijing P.X.” refers to Beijing Pengxiang Tianxia Education Technology Co., Ltd. (北京鹏翔天下教育科技有限公司), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Lishui Mengxiang;

●	“Beijing S.K.” refers to Beijing Shangkun Education Technology Development Co., Ltd. (北京商鲲教育科技发展有限公司), a company incorporated under the laws of the PRC;

●	“Beijing Xinxiang” refers to Beijing Xinxiang Future Technology Development Co., Ltd. (北京心翔未来科技发展有限公司), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Lishui Mengxiang;

●	“Beijing R.R.Z.” refers to Beijing Renrenzhen Intelligent Technology Co., Ltd. (北京人人诊智能科技有限公司), a company incorporated under the laws of the PRC holding 42% shares of Beijing Xinxiang;

●	“CAGR” refers to compound annual growth rate;

●	“China”, “mainland China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

●	“Chuangmei Weiye” refers to Beijing Chuangmei Weiye Enterprise Management Co., Ltd. ( 北京创美伟业企业管理有限公司) , a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Beijing P.X.;

●	“Hainan Jiangcai” refers to Hainan Jiangcai Vocational Skills Training School Co., Ltd. (海南匠才职业技能培训学校有限公司), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Beijing P.X.;

●	“Hangzhou Youxi” refers to Hangzhou Youxi Information Technology Co., Ltd., a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Liandu WFOE;

●	“Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Langfang School” refers to Langfang City Rail Transit Technical School (廊坊市城轨交通技工学校), a PRC school specialized in providing vocational education;

●	“Lianwai School” refers to Liandu Foreign Language School, comprising of Baiyun Campus and Yijing Campus—Featured Division, which was historically controlled and consolidated by Liandu WFOE through a series of contractual arrangements but was deconsolidated on September 1, 2021;

●	“Liandu WFOE” refers to Zhejiang Mengxiang Consultancy Services Co., Ltd. (浙江梦翔咨询服务有限公司), a wholly foreign-owned enterprise incorporated under the laws of the PRC;

●	“Lishui Mengxiang” refers to Zhejiang Lishui Mengxiang Education Development Co., Ltd. (浙江丽水梦翔教育发展有限公司), a company incorporated under the laws of the PRC and the sponsor of Qingtian International School;

●	“Lixiang,” “we,” “us,” “our company”, “the Company” and “our” refer to Lixiang Education Holding Co., Ltd. (formerly known as Lianwai Education Group Limited), an exempted company incorporated in the Cayman Islands with limited liability, and its subsidiaries;

●	“Mengxiang Holdings” or “Controlling Shareholder” refers to, Mengxiang Holdings Limited, a British Virgin Islands company;

●	“ordinary shares” refer to our ordinary shares of par value US$0.0001 per share;

●	“Qingtian International School” refers to Qingtian Overseas Chinese International School (青田县华侨国际学校), a PRC private educational school specialized in providing high school education;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“school year” refers to the periods from September of each calendar year to July of the following calendar year which consists of two semesters. The first semester usually commences in September of each year and ends in January of the following year, while the second semester usually commences in March and ends in July of the following year;

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States;

●	“Variable Interest Entities” or “VIEs” refer to Lishui Mengxiang and Qingtian International School, the PRC entities of which we have power to control the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests and all or a portion of the assets at the minimum price possible to the extent permitted by PRC law as of the date of the annual report;

●	“Vocational Training Institutions” refer to Langfang School, Chuangmei Weiye and Hainan Jiangcai; and

●	“Xianke” refers to Zhejiang Lishui Xianke Agricultural Products Distribution Co., Ltd. (浙江丽水鲜客农产品配送有限公司), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Liandu WFOE.

Exchange Rate Information

Our and the VIEs’ business is conducted in China, all of our revenue is denominated in RMB and our financial records are maintained in RMB, our functional currency. Our reporting currency is RMB and this annual report on Form 20-F contains translations of RMB into U.S. dollars solely for the convenience of the reader. The exchange rate used for translation on December 30, 2021 was US$1.00=RMB6.3726 , representing the certificated exchange rate published by the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

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

Our assets and operations are located in China. All of our directors, namely Ms. Fen Ye, Mr. Biao Wei, Ms. Fang Ye, Ms. Hong Ye, Mr. Teck Yong Heng and Mr. Yan Kit Lee, and all of our officers, namely Mr. Guoliang Chen and Mr. Luoyuan Ye, reside within the PRC and Hong Kong, and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process upon us or these persons, or to bring actions or enforce judgments obtained in United States courts against us or them, based on the civil liability provisions of the securities laws of the United States or any state in the United States.

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

PRC

There is uncertainty as to whether the courts of China would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

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

v

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	the trends in, expected growth, market size and student enrollment in the private fundamental education industry, in China;

●	expected changes in our revenue, costs or expenditures;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	general economic and business conditions in China; and

●	the development of COVID-19 pandemic in the PRC and globally.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—D. Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our and the VIEs’ business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report on Form 20-F and the documents that we reference in this annual report on Form 20-F completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Corporate Structure and Contractual Arrangements with the Consolidated VIEs

Lixiang Education Holding Co., Ltd. is a Cayman Islands holding company and does not conduct operations directly. The operations in China are conducted through Liandu WOFE and its subsidiaries in which Lixiang holds equity ownership interests, and the VIEs incorporated in China, namely Lishui Mengxiang and Qingtian International School. The VIEs are consolidated for accounting purpose only and Lixiang does not own any equity interest in the VIEs. Our corporate structure involves unique risks to investors as they are purchasing equity securities in Lixiang, the Cayman Islands holding company, and are not purchasing, and may never directly hold, equity interests in the VIEs.

PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in certain types of business, including education at the primary, middle school and high school levels. As we are a company incorporated in the Cayman Islands, our wholly-owned subsidiary in the PRC, Liandu WFOE, is viewed as a foreign-owned enterprise thus is ineligible to apply for and hold licenses to operate, or otherwise own equity interests in, primary and middle school campuses or to independently or jointly invest and operate high school campus pursuant to the relevant laws and regulations. In response to these restrictions, we operate these businesses in China through the variable interest entity structure which provides investors with exposure to foreign investment in the Chinese operating companies where Chinese law prohibits us from direct foreign investment in the operating companies.

On April 20, 2022, Liandu WFOE entered into a series of contractual arrangements with Lishui Mengxiang and Qingtian International School, shareholders of Lishui Mengxiang and the Council Members of Qingtian International School. Below is a summary of the material provisions of these contractual arrangements with Liandu WFOE and the shareholders of Lishui Mengxiang. For more complete information you should read these agreements in their entirety. These agreements or their forms are filed as exhibits to this annual report on Form 20-F.

Exclusive Call Option Agreement. Under the Exclusive Call Option Agreement dated April 20, 2022, Ms. Fen Ye, Ms. Fang Ye and Ms. Hong Ye, or the shareholders of Lishui Mengxiang have irrevocably granted Liandu WFOE or its designated purchaser the exclusive right to purchase all or part of the direct and/or indirect equity interests of Lishui Mengxiang, or the Equity Call Option. The purchase price payable by Liandu WFOE or its designated purchaser in respect of the transfer of Lishui Mengxiang’s direct and/or indirect equity interest or equity interests shall be at the lowest price permitted under the PRC laws and regulations. Liandu WFOE or its designated purchaser shall have the right to purchase such proportion of Lishui Mengxiang’s interest in Qingtian International School and/or other equity interest of Lishui Mengxiang as it decides at any time. Qingtian International School provides high school education services, in which case the foreign investors are restricted to hold equity interests of Lishui Mengxiang, Qingtian International School’s sponsor, in accordance with the current PRC laws and regulations. If and when the PRC laws and regulations allow Liandu WFOE or us to directly hold all or part of the school sponsor interests in Qingtian International Schooland/or all or part of other equity interests of Lishui Mengxiang and operate competent education business in the PRC, Liandu WFOE shall issue the notice of exercise of such equity call option as soon as practicable, and the percentage of interests to be purchased upon exercise of such Equity Call Option shall be no less than the maximum percentage allowed to be held by Liandu WFOE or its designated purchaser under the PRC laws and regulations. Such equity transfer price is not expressly provided for in the current PRC laws and regulations and it is uncertain whether it may be further regulated by future PRC laws and regulations. Pursuant to the Exclusive Call Option Agreement, all taxes and fees associated with the equity transfer shall be paid by Lishui Mengxiang’s shareholders and/or the direct equity holders of the VIEs upon the transfer. In the absence of written consent from Liandu WFOE, except as otherwise described in the Exclusive Call Option Agreement, Lishui Mengxiang and its shareholders shall not sell, transfer, assign or otherwise dispose of or create any encumbrance on any of Lishui Mengxiang’s assets, businesses or equity interests or procure separation or merge with any other entities. Furthermore, without written consent from Liandu WFOE, Lishui Mengxiang may not terminate any material contracts or enter into any other contracts which may contradict such material contracts, incur any indebtedness or provide any loan or guarantee to a third party, except as disclosed to Liandu WFOE, or alter the nature or scope of its business. The Exclusive Call Option Agreement will remain in force during the operation term of VIEs and any periods that are renewable pursuant to the PRC laws, and will terminate automatically when Liandu WFOE and/or its designated entities fully exercised their options to purchase all the equities of VIEs in accordance with this agreement. In addition, unless otherwise stipulated by laws, this agreement may not be terminated by Lishui Mengxiang or its shareholders unilaterally, but may only be terminated by Liandu WFOE after notice in advance.

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

The appointed Council Members of Qingtian International School from Lishui Mengxiang has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as school sponsor of Qingtian International School to the extent permitted by the PRC laws. These rights include, but are not limited to: (a) acting as the agent of Qingtian International School’s Sponsor to attend the council meeting of Qingtian International; enjoying the right to speak, propose, vote, elect and stand for election, and the right to know, propose and supervise council meeting and business activities carried out by Qingtian International School; (b) exercising the voting rights on behalf of Qingtian International School’s Sponsor for all matters requiring discussion and resolution of the council; (c) proposing to convene a council meeting of Qingtian International School; (d) signing the council meeting minutes, council meeting resolutions or other legal documents that the Appointed Council Members has the right to sign as the council member of Qingtian International School; (e) instructing the legal representative, the financial, business and administrative chiefs, etc. of Qingtian International School to act in accordance with the Trustee’s intention; (f) exercising other rights of the council member and council members’ voting rights under the articles of association (including any other council members’ voting rights as stipulated in the amended articles of association) of Qingtian International School; (g) handling legal procedures containing registration, examination and approval and license of schools at the competent departments of government; and (h) any other rights of the Council Member as pursuant to the applicable PRC laws, regulations and the articles of association (as amended from time to time) of Qingtian International School. In addition, each of Lishui Mengxiang and the Council Members of Qingtian International School have irrevocably agreed that (i) Liandu WFOE may delegate its rights under the Proxy Agreement for School’s Sponsors and Council Members to the directors of Liandu WFOE or its designated person, without prior notice to or approval by Lishui Mengxiang and the Council Members of Qingtian International School; and (ii) any person as successor of civil rights of Liandu WFOE or liquidator by reason of subdivision, merger, liquidation of Liandu WFOE or other circumstances shall have authority to replace Liandu WFOE to exercise all rights under the Proxy Agreement for School’s Sponsors and Council Members.

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

Equity Pledge Agreement. Pursuant to the Equity Pledge Agreement dated April 20, 2022, the shareholders unconditionally and irrevocably pledged all of their equity interests in Lishui Mengxiang to Liandu WFOE to guarantee performance of the obligations of the VIEs under the Exclusive Call Option Agreement, Business Cooperation Agreement, Exclusive Technical Service and Business Consulting Agreement, Proxy Agreement for Shareholders, Proxy Agreement for School’s Sponsors and Council Members and Loan Agreement, each as described above the shareholders of Lishui Mengxiang agreed that without prior written consent of the PRC WFOE, they shall not transfer or dispose of the pledged equity interests, or create or allow any encumbrance on the pledged equity interests. Unless otherwise stipulated by laws, this agreement may not be terminated by Lishui Mengxiang or the shareholders of Lishui Mengxiang unilaterally, but may only be terminated by the Liandu WFOE after notice in advance. The equity pledge agreement remains in full force and effect until all of the obligations under the contractual arrangements have been duly performed or the guaranteed debts are duly paid. The pledge of equity interests in Lishui Mengxiang has been duly registered with the local branch of SAIC and is effective upon such registration.

The contractual agreements are not equivalent to equity ownership in the business of the VIEs. Our control over Lishui Mengxiang and Qingtian International School and our position of being the primary beneficiary of Lishui Mengxiang and Qingtian International School for the accounting purposes are limited to the conditions that we have met for consolidation of Lishui Mengxiang and Qingtian International School under U.S. GAAP. Such conditions include that (i) we have the power to govern the activities which most significantly impact the VIEs’ economic performance, (ii) we are contractually obligated to absorb losses of the VIEs that could potentially be significant to the VIEs, and (iii) we are entitled to receive benefits from the VIEs that could potentially be significant to the VIEs. We’ve met such conditions for consolidation of the VIEs under U.S. GAAP through the aforementioned contractual arrangements, and as a result, we are deemed as the primary beneficiary of the VIEs, and the VIEs will be treated as our consolidated affiliated entities for accounting purposes. We have consolidated the results of the VIEs in our consolidated financial statements included elsewhere in this annual report on Form 20-F in accordance with U.S. GAAP. For a more detailed discussion of the basis of presentation of our consolidated financial statements, see “Item 5. Operating and financial Review and Prospects—A. Operating Results—Critical Accounting Policies.”

We could face heightened risks and substantial costs in enforcing these contractual arrangements, because, although the aforementioned contractual arrangements have been widely adopted by PRC companies listed overseas, such arrangements have not been tested in any of the PRC courts. In addition,  there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the contractual arrangements. If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs or forfeit our rights under the contractual arrangements. Lixiang and investors in the ADSs face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements, consequently, significantly affect the financial condition and results of operations. If we are unable to claim our right to control the assets of the VIEs, the ADSs may decline in value or become worthless. The PRC government could even disallow the VIE structure completely, which would likely result in a material adverse change in our operations and the ADSs may significantly decline in value or become worthless. See “Risk Factors—Risks Related to Corporate Structure.”

Currently, the VIEs primarily offer high school education at Qingtian International School, in Lishui City, Zhejiang Province. Lishui Mengxiang became the sponsor of Qingtian International School in August 2021. Prior to August 31, 2021, the VIEs primarily operated primary and secondary school in Baiyun campus and Yijing campus—Featured Division of Lianwai School. Under the Implementation Rules for the Law for Promoting Private Education of the PRC (《中华人民共和国民办教育促进法实施条例》) for Private Education Laws, or the 2021 Implementation Rules, which took effect on September 1, 2021, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. In particular, the prohibition over related party transactions has significantly affected the enforceability of the exclusive management services and business cooperation agreements among Liandu WFOE and Lianwai School providing compulsory education. Therefore, we re-assessed our control over Lianwai School. Based on the relevant accounting standard in accordance with U.S. GAAP, we have concluded that we have lost control of Lianwai School since August 31, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of Lianwai School. In light of such regulatory developments, on April 20, 2022, we entered into an acknowledgment agreement of contractual agreements with Lianwai School and respective directors, to confirm all the terms of rights and obligations relating to Lianwai School and the directors appointed by the sponsor under the contractual arrangements among them, and agree among the parties that such arrangements shall have been terminated on August 31, 2021. To minimize disruptions to existing students enrolled in Lianwai School, we and the VIEs continued to offer essential services to the students. We deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements.

We and the VIEs have explored and considered business opportunities beyond high school education. We and the VIEs took steps to expand into online education and vocational education. In February 2021, Liandu WFOE completed the acquisition of 100% equity interests of Hangzhou Youxi for the layout of online education. In January 2022, Lishui Mengxiang formed Beijing Xinxiang with Beijing R.R.Z. to provide vocational education in the health care industry. In April  2022, as part of the transactions contemplated under the investment cooperation agreement entered into by Lishui Mengxiang and Beijing S.K. in July 2021 to expand our and the VIEs’ business into vocational education, Lishui Mengxiang entered into definitive agreements to acquire 100% equity interests of Beijing P.X., a wholly-owned subsidiary of Beijing S.K., which in turn holds 100% equity interests of Chuangmei Weiye and Hainan Jiangcai, and the sponsorship interests of Langfang School. As of the date of the annual report on Form 20-F, the administrative procedures with the PRC governmental authorities to amend the registration reflecting the result of the acquisition of Langfang School have not been completed due to the effects of COVID-19 pandemic. We expect to consolidate Beijing Xinxiang and Beijing P.X. in our annual report on Form 20-F for the year ending December 31, 2022.

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

The following diagram illustrates the corporate structure of us, our subsidiaries and the VIEs, as of the date of the annual report:

Notes:

(1) The sponsorship registration of Qingtian International School was changed to Lishui Mengxiang in August 2021. We are in the process of filing the relevant application pursuant to the PRC national and local regulations (including Zhejiang Province and Lishui City) of classification registration of private schools. As of the date of the annual report, we have not received notice from the competent authorities of Qingtian County on the classified registration of private schools. Liandu WFOE entered into a series of contractual arrangements with respect to the operation of Qingtian International School in April 2022, which arrangements took effect on August 31, 2021.

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

Permissions Required for Our Operations in China

In order to conduct our and the VIEs’ business and operate schools in China, we and the VIEs are required to obtain and maintain various approvals, licenses and permits and fulfill registration and filing requirements. For example, to establish and operate a school in the PRC, we are required to obtain a private school operation permit from the local education bureau and register with competent administration authorities to obtain a business license or registration certificate. Such local regulatory authorities may also conduct annual inspection of the schools.

As of the date of the annual report, our PRC subsidiaries and the VIEs have received from PRC authorities requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. Such licenses and permissions mainly include Business License, Public Institution Legal Person Certificate, Permit for Establishment of Privately-run Schools and Food Operation License. The following table provides details on the aforementioned licenses and permissions held by our PRC subsidiaries and VIEs.

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

However, we cannot assure you that our PRC subsidiaries and the VIEs are always able to successfully update or renew the licenses or permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of our and the VIEs’ present or future business. If our PRC subsidiaries and the VIEs (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC subsidiaries or the VIEs are required to obtain such permissions or approvals in the future, we could be subject to fines or legal sanctions, which may materially and adversely affect the business, financial condition and results of operations of us and the VIEs. For risks relating to permissions and approvals required for the operations of us and the VIEs in China, see “Risk Factors—Risks relating to our business and industry—We may not be able to obtain all necessary approvals, licenses and permits and to make all necessary registrations and filings for our and the VIEs' educational and other services in China.”

Regulatory Approval from the China Securities Regulatory Commission

As of the date of this annual report, based on our understanding of the current PRC laws and regulations, we are not required to obtain approvals from the China Securities Regulatory Commission, or CSRC, to maintain the listing status of our ADSs on the Nasdaq or to conduct offerings of securities in the future. However, our PRC legal counsel, Beijing DeHeng Law Offices, has further advised us that there remains some uncertainty as to how the Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (Revised in 2009), or the M&A Rules, will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules.

In addition, on December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Enterprise (Draft for Comments) (collectively, the "Overseas Listing Rules"), which propose to require domestic enterprises with direct or indirect overseas offering securities and listing shall apply for record-filing in accordance with these Measures. Meanwhile, according to the press conference of a CSRC official, on the premise of abiding by domestic laws and regulations, VIE structured enterprises which satisfy compliance requirements may be listed overseas upon completion of filing; and in term of system design, the filing procedure shall be implemented firstly on the Chinese companies that seek to offer and list securities in overseas markets after the implementation of the Overseas Listing Rules and the filing of other existing enterprises will be otherwise arranged and given a full transitional period. According to Relevant Officials of the CSRC Answered Reporter Questions, new initial public offerings and refinancing by existent overseas listed Chinese companies will be required to go through the filing process; other existent overseas listed companies will be allowed sufficient transition period to complete their filing procedure. However, it is uncertain when and in what form the Overseas Listing Rules will be enacted.

If it is determined that CSRC approval is required to maintain the listing status of our ADSs on the Nasdaq or to conduct offerings of securities in the future, or if we inadvertently conclude that such approvals are not required, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for our continued listing status or offering securities in the future. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from our offerings of securities into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals to maintain the listing status of our ADSs on the Nasdaq or to conduct offerings of securities in the future, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to maintain the listing status of our ADSs on the Nasdaq or continue to offer securities to investors and cause the value of our ADSs to significantly decline or be worthless.

Regulatory Approval from the Cyberspace Administration of China

On December 28, 2021, the Cyberspace Administration of China, or CAC, published the Revised Measures for Cyber Security Review, or the CAC Revised Measures, which further restates and expands the applicable scope of the cybersecurity review. Pursuant to the CAC Revised Measures, network platform operators grasping the personal information of more than 1 million users must apply to the office for cyber security review for cyber security review for foreign listing, and operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities.

We currently have less than 100 subscribers on our digital platform such as WeChat public account. We have no registered users on our website. We only require and obtain user information after users register with us. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, as advised by our PRC counsel, Beijing DeHeng Law Offices, we do not need to apply for a cyber security review pursuant to the above regulation to maintain the listing status of our ADSs on the Nasdaq, given that (i) we are not in possession of personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of the annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator.

Considering that the CAC Revised Measures empower the cybersecurity review office to initiate cybersecurity review when they believe any particular data processing activities “affect or may affect national security”, it is uncertain whether the competent government authorities will deem that our data processing activities may affect national security and thus initiate the cybersecurity review against our business. Although we believe we currently are not required to obtain clearance from the CAC in order to maintain the listing status of our ADSs on the Nasdaq under the CAC Revised Measures or the Opinions on Strictly Cracking Down on Illegal Securities Activities, we face uncertainties as to the interpretation or implementation of such regulations or rules, and if required, whether such clearance can be timely obtained, or at all. If we were to subject to such review in order to maintain the listing status of our ADSs on the Nasdaq, during such review, we may be required to suspend our operation and experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources. Further, failure of cybersecurity, data privacy and data security compliance could subject us to penalties, damage our reputation and brand, and adversely harm our business and results of operations.

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

On August 26, 2022, the PCAOB signed a statement of protocol agreement with the CSRC and the PRC Ministry of Finance, or the “Cooperative Agreement.” According to the fact sheets published by the PCAOB, the PCAOB has the sole discretion in selecting the subject of its inspections and investigations without input from the Chinese authorities, and that procedures are in place to allow PCAOB inspectors and investigators to review complete audit working papers of accounting firms located in mainland China and Hong Kong.

On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination.

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

Risks relating to our business and industry

●	Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. See “Risk Factors—Risks relating to our business and industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the 2021 Implementation Rules for Private Education Laws has materially and adversely affected and may materially and adversely affect our and the VIEs’ business, financial condition, results of operations and prospect.”

●	We are in the process of filing the relevant application pursuant to the national and local regulations. See “Risk Factors—We are in the process of filing the relevant application pursuant to the national and local regulations (including Zhejiang Province and Lishui City) of classification registration of private schools where loss of taxes and fees may incur” and “Risk Factors—Risks relating to our business and industry—We are subject to general conditions and the education industry of Qingtian County, Lishui City and/or Zhejiang Province as all of our operations are currently located in a single city.”

●	We may not be able to successfully integrate businesses operated by Qingtian International School and Vocational Training Institutions that we acquired. See “Risk Factors—Risks relating to our business and industry—We may not be able to successfully integrate businesses operated by Qingtian International School and Vocational Training Institutions that we acquired, which may cause us to lose the anticipated benefits from such acquisitions and to incur significant additional expenses.”

●	The newly enacted Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act passed by the U.S. Senate, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors. As of the date of the annual report, our auditor, WWC, P.C., is not subject to the Determinations announced by the PCAOB and our listing is not affected by the Holding Foreign Companies Accountable Act and related regulations. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit of our financial statements. See “Risk Factors—Risks relating to our business and industry—The newly enacted Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act passed by the U.S. Senate, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing on the Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.”

Risks relating to our corporate structure

●	We may be subject to severe penalties if the PRC government finds that the agreements that establish the structure for operating our and the VIEs’ business in China do not comply with applicable PRC laws and regulations. “Risk Factors—Risks relating to our corporate structure—Our and the VIEs’ private education service business is subject to extensive regulation in China. We may be subject to severe penalties if the PRC government finds that the agreements that establish the structure for operating our and the VIEs’ business in China do not comply with applicable PRC laws and regulations.”

●	Our contractual arrangements may not be as effective in providing control over the VIEs as equity ownership. See “Risk Factors—Risks relating to our corporate structure—Our contractual arrangements may not be as effective in providing control over the VIEs as equity ownership” and “Risk Factors—Risks relating to our corporate structure—If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and our ADSs or ordinary shares may decline in value or become worthless.”

●	We may have to incur additional costs and expend substantial resources to enforce our contractual arrangements. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. In the event that we are unable to enforce these contractual arrangements, we may not be able to exert effective control over the VIEs for an extended period of time or we may be permanently unable to exert control over the VIEs. See “Risk Factors—Risks relating to our corporate structure—We may have to incur additional costs and expend substantial resources to enforce our contractual arrangements, temporarily or permanently lose control over our primary operations or lose access to our primary sources of revenue, if the VIEs or their respective ultimate shareholders fail to perform their obligations under our contractual arrangements.”

●	We rely on dividends and other payments from Liandu WFOE to pay dividends and other cash distributions to our shareholders. See “Risk Factors—Risks relating to our corporate structure—We rely on dividends and other payments from Liandu WFOE to pay dividends and other cash distributions to our shareholders.”

●	Qingtian International School may be subject to limitations on their ability to operate private education or make payments to related parties. See “Risk Factors—Risks relating to our corporate structure—Qingtian International School may be subject to limitations on their ability to operate private education or make payments to related parties.”

Risks relating to doing business in China

●	The inherent uncertainties in the PRC legal system could materially and adversely affect us. The PRC legal system continues to evolve rapidly. The interpretations of such laws and regulations may not always be consistent, and enforcement of these laws and regulations involves significant uncertainties and can change quickly with little advance notice, any of which could limit the available legal protections. See “Risk Factors — Risks Relating to doing business in China — The inherent uncertainties in the PRC legal system could materially and adversely affect us.”

•	Investors in the ADSs and the business of us and the VIEs face potential uncertainty from the PRC government’s policy. Adverse changes in the PRC economic, political and social conditions as well as laws and government policies, may materially and adversely affect our and the VIEs’ business, financial condition, results of operations and growth prospects. See “Risk Factors—Risks relating to doing business in China—Adverse changes in the PRC economic, political and social conditions as well as laws and government policies, may materially and adversely affect our and the VIEs’ business, financial condition, results of operations and growth prospects.”

●	PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries or VIEs. See “Risk Factors—Risks relating to doing business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries or VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our and the VIEs’ business.”

●	The Chinese government may intervene or influence the operations of our PRC subsidiaries or the VIE or exert more control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we offered. See “Risk Factors—Risks relating to doing business in China—Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or the VIE or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

●	There is significant uncertainty about the application and interpretation of the Law on the Promotion of Private Education, the 2021 Implementation Rules and their detailed implementation rules and regulations. See “Risk Factors—Risks relating to doing business in China—Based on the recent development of PRC law, there is significant uncertainty about the application and interpretation of the Law on the Promotion of Private Education, the 2021 Implementation Rules and their detailed implementation rules and regulations. We may be subject to significant limitations on our ability to engage in the private education business, acquire private schools, or receive payments from the VIEs and may otherwise be materially and adversely affected by changes in PRC laws and regulations.”

●	To the extent cash is generated in our PRC Subsidiaries or the VIEs, and may need to be used to fund operations outside of mainland China, such funds may not be available due to limitations placed by the PRC government. Furthermore, to the extent assets (other than cash) in our or the VIEs’ business are located in the PRC or held by a PRC entity, the assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries and the VIEs to transfer assets by the PRC government. If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiary in the future, and to the extent cash is generated in our Hong Kong subsidiary, and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries and the VIEs to transfer funds or assets by the PRC government. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions or limitations on our ability to transfer or distribute cash within its organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong and adversely affect its business. See “Risk Factors—Risks Related to Doing Business in China— Restrictions on currency exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.”

Risks relating to our ADSs

●	The trading price of our ADSs may be volatile and the voting rights of holders of our ADSs are limited by the terms of the deposit agreement. See “Risk Factors—Risks relating to our ADSs—The trading price of our ADSs may be volatile, which could result in substantial losses to you,” “Risk Factors—Risks relating to our ADSs—The voting rights of holders of our ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the ordinary shares represented by your ADSs are voted,” and “Risk Factors—Risks relating to our ADSs—The depositary shall deem you to have instructed the depositary to give us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not give timely voting instructions to the depositary to direct how the ordinary shares underlying your ADSs are voted, except in limited circumstances, which could adversely affect your interests.”

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

Cash and Asset Flows through Our Organization

The Company may (i) transfer the net proceeds into Liandu WFOE to pay in their initially subscribed registered capital, and (ii) provide loans to Liandu WFOE and the VIEs. The Company and Liandu WFOE may also establish and/or acquire new foreign-invested enterprises in China in order to facilitate our business expansion and make additional investments by the way of paying in their registered capital and providing loans to them. However, we cannot assure you that our intended investments in these entities will always succeed as we planned, or at all. According to the dividend policy, our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. See “Item 8. Financial Information—Dividend Policy.”

To the extent cash is generated in our PRC Subsidiaries, and may need to be used to fund operations outside of mainland China, such funds may not be available due to limitations placed by the PRC government. Furthermore, to the extent assets (other than cash) in our business are located in the PRC or held by a PRC entity, the assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries to transfer assets by the PRC government. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— Restrictions on currency exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.”

The cash management policies are a part of the Company’s internal control procedures. The cash management policies enable the Company to formalize the procedures on the handling, depositing, receiving, safeguarding and recording of cash transfers. The cash management policies provide reasonable assurance for the consolidated financial statements, rather than imposing any restrictions or limitations on the cash transferred among the Company, its subsidiaries, the consolidated VIEs and its shareholders, as the case may be. Each cash transfer requires approval of the financial manager. Cash transfer in excess of RMB0.5 million (US$0.08 million) but less than RMB1 million (US$0.16 million) shall be reviewed and approved by the Chief Financial Officer of the Company. Cash transfer in excess of RMB1 million (US$0.16 million) shall be reviewed and approved by both Chief Financial Officer and Chief Executive Officer of the Company. For the condensed consolidating schedule and the consolidated financial statement, see “Item 3. Key Information—Financial Information Related to the VIEs.”

The Company may plan to utilize part of the proceeds from our initial public offering by way of paying in the initially subscribed registered capital of Liandu WFOE. The amount of funds in the form of capital contribution into Liandu WFOE and other PRC subsidiaries the Company or Liandu WFOE may establish in the future is subject to the amount of their initially subscribed registered capital. Currently, the initially subscribed registered capital of Liandu WFOE is US$1 million which will be fully paid before the deadline prescribed in its articles of association. If the initially subscribed registered capital is not sufficient to allow our intended capital injection, under the current PRC laws and regulation, Liandu WFOE may increase the registered capital and complete the relevant procedures which include (i) altering our registration with local branch of the State Administration for Industry and Commerce of the PRC, or the SAIC, and (ii) filing the alteration report to local counterparts of the Ministry of Commerce of the PRC, or the MOFCOM. In addition, capital contribution to the schools must be approved by the Ministry of Civil Affairs of the PRC or the MCA or their respective local counterparts.

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

In considering any distribution of the earnings of the subsidiaries to their respective holding companies, we must consider their respective financial conditions before making a decision. There are no other significant restrictions and limitations on our ability to distribute earnings from our businesses, including our subsidiaries and the VIEs, to the holding company and U.S. investors or our ability to settle amounts owed. Except the aforementioned restrictions on our PRC Subsidiaries, there are no significant restrictions on foreign exchange or our ability to transfer cash between entities within our group, across borders, or to U.S. investors.

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

As a result of these and other restrictions under the PRC laws and regulations, the PRC subsidiaries and the VIEs are restricted to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and the VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and the VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders. There are currently no restrictions on foreign exchange and our ability to transfer cash among our Company and our principal subsidiaries and the consolidated VIEs, as applicable, or to investors.

In addition, in recent years, the PRC government has adopted a number of policies to regulate the collection of education fees and related party transactions by private education institutions. If, in the future, the relevant PRC government authorities tighten control on fee collection and related party transactions or promulgate stricter laws and regulations governing private education, the VIEs’ ability to negotiate service prices and make payment of service fees to the Liandu WFOE may be affected.

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

An investment in our ADSs involves a number of risks, including risks relating to our business and industry, risks relating to our corporate structure, risks relating to doing business in China and risks relating to our ADSs. A description of factors that could materially affect our and the VIEs’ business, financial condition or operating results is provided below.

Risks Relating to Our Business and Industry

Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the 2021 Implementation Rules for Private Education Laws has materially and adversely affected and may materially and adversely affect our and the VIEs’ business, financial condition, results of operations and prospect.

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

The 2021 Implementation Rules have had significant impacts on our and the VIEs’ business operations and our results of operations. As a result of the effectiveness of the 2021 Implementation Rules, we have lost control over Lianwai School which primarily provides primary and middle education to the students. We had ceased to recognize revenues for all activities related to Lianwai School and had discontinued all business activities with Lianwai School by August 31, 2021. We deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements. To minimize disruptions to existing students enrolled in Lianwai School, we and the VIEs continued to offer essential services to the students. As a result, our and the VIEs’ ability to engage in the private not-for-profit education in China has been materially and adversely affected, and we cannot assure you that we will be able to restore such ability, which could materially and adversely affect our and the VIEs’ business, prospects, results of operations and financial condition. In November 2021, Lishui Mengxiang completed the acquisition of 100% of the sponsorship interest of Qingtian International School from Qingtian Zhongyi Education Investment Co., Ltd. (青田众亿教育投资有限公司), a company incorporated under the laws of the PRC, or Qingtian Zhongyi Education Investment. We expect that this acquisition will strengthen our competitiveness in the private education sector.

There are substantial uncertainties regarding the interpretation and application of the Decision, the current Promotion Law, the Opinions and the 2021 Implementation Rules, which affect or may affect our industry as a whole or the schools, including Lianwai School and Qingtian International School. Such uncertainties include, among others:

●	Uncertainties with respect to liquidation

According to the Decision, upon liquidation of for-profit private schools, school sponsors can obtain the schools’ remaining assets after the settlement of the schools’ indebtedness. The Decision also states that, a private school established before the promulgation of this Decision registered as non-profit, shall give appropriate compensation out of the remains to the sponsors after its property is liquidated, at its termination, based on their applications and by taking into full account of the circumstances. After that, the remaining assets shall be used for the operation of other non-profit private schools. The Decision is silent on how or by whom the aforesaid rest of the remaining assets of a liquidated non-profit private school shall be dominated or disposed of. Accordingly, we may not be able to transfer all or part of the remaining assets and residual interests of our school to Liandu WFOE upon their liquidation. As a result, our and the VIEs’ business, our financial position and the market price of our shares may be materially and adversely affected.

●	Uncertainties with respect to school fees

According to the Decision, the fees charged by private schools shall be determined in accordance with costs and market demand. The level of fees charged by for-profit private schools is determined by the schools at their discretion, while the level of fees charged by non-profit private schools shall be regulated by the relevant local government authorities. The 2021 Implementation Rules state that the people’s governments of provinces, autonomous regions and municipalities directly under the Central Government may set a ceiling for the fees charged by non-profit private schools that the government-run schools participate in the establishment thereof, that use state-owned assets, or that receive government subsidies per student. There is uncertainty as to whether there will be any material adverse impact on the fees charged by non-profit private schools generally or our school. We and the VIEs may not be able to maintain our current tuition and boarding fees, and may not be able to raise any of such fees at our desired rates, times and places or at all in the future. As a result, our and the VIEs’ business, our financial position and the market price of our shares may be materially and adversely affected.

●	Uncertainties with respect to supporting measures

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

●	Uncertainties with respect to transactions with related parties

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

After the 2021 Implementation Rules took effect, we have ceased related party transactions with Lianwai School, including relevant property lease contracts, etc. We have not received income from such transactions since September 1, 2021, which had a material adverse impact on our income. In order to support the daily operation of Lianwai School, we and the VIEs continue to provide Lianwai School with premises and other related facilities and services. The estimated annual expenses for providing these premises, facilities and services are approximately RMB 21 million. We have been unable to receive any revenue for providing these premises, facilities and services since the 2021 Implementation Rules came into effect. The situation will change when Lishui Mengxiang will be no longer defined as an affiliated entity of Lianwai School. We are also in active communication with the local competent authority in charge of education.

Furthermore, our contractual arrangements may be regarded as related party transactions of Qingtian International School and we may incur substantial compliance costs for establishing disclosure mechanisms and undergoing review by the relevant government authorities. Such process may not be in our control and may be highly complicated and burdensome and may divert management attention. Government authorities may, during their review process, compel us to make modifications to our contractual arrangements for whatever reason, which may in turn adversely affect the operation of our contractual arrangements. Government authorities may find that one or more agreements underlying our contractual arrangements do not comply with applicable PRC laws and regulations and may subject us to severe penalties, resulting in material adverse impact on our operation and financial condition.

Tuition and boarding fees are a significant part of our schools’ revenue whilst we rely on contractual arrangements to obtain further related service revenue from the school. If any law and regulation that may be promulgated in the future further defines the contractual arrangements, including ours, as related-party transactions transferring proceeds from the running of schools, we may not obtain the service revenue under our contractual arrangements that is funded by proceeds from the running of schools. As of the date of the annual report, however, we are not aware of any official administrative or judicial declaration on, or interpretation of, the Opinions, especially as applied to contractual or other similar arrangements under which we operate. We are also not aware of when official administrative or judicial declaration or interpretation on that matter will be released, if at all, and we cannot assure you that the Opinions will not be interpreted, or further laws and regulations will not be promulgated, in a way that would affect or impair our ability to retain the tuition and boarding fees under the contractual arrangements in the future. Our and the VIEs’ business, financial condition and results of operations would be materially and adversely affected if we are unable to obtain any or all of the tuition and boarding fees to be paid by our schools under the contractual arrangements.

The local governments and their education authorities will generally issue detailed rules, guidelines or opinions on the interpretation, application and implementation of the upper-level laws after they come into effect, and the local government and education authorities in Zhejiang Province have not yet issued such rules, guidelines or opinions on the interpretation, application and implementation of the 2021 Implementation Rules as of the date of this annual report on Form 20-F. We’ve been closely monitoring the developments of the 2021 Implementation Rules and are carefully evaluating the possible impact of the 2021 Implementation Rules on our and the VIEs’ business development and financial performance. There is no expected timeline for the local government and education authorities to release such rules, guidelines or opinions. We are also proactively seeking guidance from and cooperating with the local governments and their education authorities in connection with our efforts to comply with the 2021 Implementation Rules and any related rules and regulations.

We cannot assure you that we will always be deemed to be in compliance with the new laws and regulations, interpretation of which may remain uncertain and relevant PRC government authorities may take a different view or change their policy in the future, or that we will be able to efficiently change our and the VIEs’ business practice in line with the new regulatory environment. Any such failure could materially and adversely affect our and the VIEs’ business, financial condition and results of operations.

We and the VIEs are in the process of filing the relevant application pursuant to the national and local regulations (including Zhejiang Province and Lishui City) of classification registration of private schools. Loss of taxes and fees may incur in the process, which may have an adverse impact on Qingtian International School’s operations.

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

We and the VIEs may be unable to maintain or raise the tuition, meal and accommodation service fees as planned.

We derive the majority of our revenue from tuition, meal and accommodation service fees. We determine the rates of the tuition or other fees for our schools primarily based on limits, guidelines and requirements set by the authorities and commercial considerations such as the demand for our and the VIEs’ educational programs, cost of revenues, the tuition charged by our competitors, our pricing strategy, the economic conditions of Lishui City, Zhejiang Province and the general economic conditions in China.

Any increase in the tuition and accommodation service fees charged at our schools are subject to regulatory approval. Moreover, the Decision sets out certain specific requirements with respect to the level of fees charged by non-profit private schools. Therefore, we may face the risks that we can only maintain our current tuition and accommodation service fees, and may not be able to raise any of such fees for our schools at our desired rates, times and places or at all in the future.

Even if our intended rates of tuition and other fees are approved by the authority, we may fail to attract sufficient prospective students to apply for our schools at those levels. As a result, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

Our and the VIEs’ business depends on the market recognition of our brand and reputation that we and the VIEs may not be able to maintain.

The success of our and the VIEs’ business has depended and will continue to depend on our and the VIEs’ brand and reputation. Our and the VIEs’ brand and reputation may be affected by a number of factors, including student and parent satisfaction rates, teaching quality, our students’ academic performances and test scores, campus accidents, scandals involving our schools, negative publicity and failure to pass governmental inspections. Some of these factors are beyond our control. In addition, as we and the VIEs continue to grow in size, expand our programs and extend our geographic reach, it may become difficult to maintain quality and consistency in the services we and the VIEs offer, which may lead to diminishing confidence in our and the VIEs’ brand name and negatively affect our reputation. If our brand or reputation is damaged or negatively affected, students’ and parents’ interest in our schools may decrease and our and the VIEs’ business, financial condition and results of operations could be materially and adversely affected.

We have developed our student base primarily through word-of-mouth referrals. However, we cannot assure you that our marketing efforts will be successful or sufficient in further promoting our brand and reputation to help us maintain or increase student enrollment. Moreover, there can be no assurance that our brand and reputation will hold sufficient market recognition in the geographic areas where we plan to acquire or establish schools. If we and the VIEs are unable to further enhance the market recognition of our brand and reputation, or if we are required to incur excessive marketing expenses to promote our brand and reputation, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

We may fail to continue to recruit and retain students in our school.

The success of our and the VIEs’ business depends on the number of students enrolled in our school and in any school we and the VIEs may acquire or establish in the future. Our ability to attract and retain students depends on several factors, including the ability to:

●	enhance existing programs to respond to market changes and the demands of students and parents;

●	develop new programs or schools that appeal to students;

●	maintain and improve our reputation for providing high quality private education;

●	maintain and improve the academic and non-academic performance of our students;

●	recruit and retain qualified teachers;

●	manage our growth while maintaining the consistency of our teaching quality;

●	expand our student capacity;

●	effectively market our schools and programs to prospective students; and

●	respond to the increasing competition in the market.

On August 18, 2021, Lishui Mengxiang entered into a sponsorship interests transfer agreement with Qingtian Zhongyi Education Investment in respect of the acquisition of 100% of the sponsorship interests of Qingtian International School, with a total consideration of RMB 23 million. The alteration registration of Qingtian International School was completed on August 24, 2021. Qingtian International School is an educational institution specialized in providing high school education to returned overseas Chinese students, and the transaction was closed in November 2021. Qingtian International School had 524 students enrolled and recorded a utilization rate of 76.9% as of September 1, 2021. If Qingtian International School is unable to attract and retain students to fully utilize the campus, it may record lower operation efficiency and we may be unable to benefit from the acquisition of Qingtian International School. As a result, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

Our students’ academic performance may fall and satisfaction with our and the VIEs’ educational services may otherwise decline.

Our students’ academic performance may be affected by various factors, including teaching method and materials, personal efforts, learning environment, pressure and family influence, some of which may be beyond our control. If their academic performance fall or do not improve as expected, our students may be unable to achieve the test scores necessary for their desired progressions and satisfaction with our and the VIEs’ educational services may decline. Satisfaction with our and the VIEs’ educational services may also decline due to negative publicity on our schools, directors or management, lack of qualified teachers, unsatisfactory learning environment or other factors, which may result in, among others, a decrease in word-of-mouth referrals and reputation, students’ withdrawal from our schools and decreased application for our schools. If our student retention rate decreases substantially or if we otherwise fail to continue to attract and admit students due to decreased students’ or parents’ satisfaction with our and the VIEs’ educational services, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

We and the VIEs may fail to continue to attract and retain qualified and committed teachers and other school personnel.

We and the VIEs rely substantially on our teachers for the provision of educational services to our students. The teachers are critical to maintaining the quality of our programs and upholding our brand and reputation. We must continue to attract qualified teachers who are committed to teaching. We and the VIEs face competition from public schools, other private education providers and other institutions for high quality candidates and may have to incur additional costs for our recruitment efforts. We and the VIEs may not be able to recruit enough teachers to keep pace with the growth of our student enrollment while maintaining consistent teaching quality and the overall quality of our and the VIEs’ education programs. In addition, criteria such as dedication, capability and loyalty are difficult to ascertain during the recruitment process and we and the VIEs may fail to identify and select the desired candidates.

Furthermore, we and the VIEs may be unable to retain high quality teachers or have to incur significant expenditures for our retention efforts. Teachers may be dissatisfied with their workload, compensation, benefits, career path or working environment, which may disrupt our school operations and teaching activities, adversely affect our reputation and damage our ability to attract and retain teachers and students. Similarly, other school personnel such as administrators, counselors and financial staff also play an important role in the efficient and smooth running of our schools. There is no guarantee that we and the VIEs can recruit and retain quality personnel to perform these functions in the future without incurring significant costs or at all. If we and the VIEs are unable to attract and retain qualified and committed teachers and other school personnel at reasonable costs or at all, or if there is a significant decrease in teaching quality or educational experiences in our schools due to lack of qualified teachers or other school personnel, or if our teachers or other school personnel take disruptive actions to express their dissatisfaction with our school or us, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

We and the VIEs face intense competition in the education industry and we and the VIEs may fail to compete effectively.

The education sector in China is rapidly evolving, highly fragmented and competitive and we expect competition in this sector to persist and intensify. In the geographic market in which we and the VIEs operate the schools, we and the VIEs compete with public schools and other private schools that offer high school education. We and the VIEs compete with these schools across a range of factors, including program and curriculum offerings, tuition level, school location and premises, qualified teachers and other key personnel.

Our competitors that are private schools may offer similar or superior educational programs, with different pricing and service packages that are more appealing than those offered at our school. Some of our competitors that are private schools may have more resources than us and may be able to devote greater resources than we and the VIEs can to the development and promotion of their schools and respond more quickly than we and the VIEs can to changes in student demands, testing materials, admissions standards, market needs or new technology. Our competitors that are public schools may have access to resources that may not be available to private schools and may be able to offer quality educational programs at lower prices than our Qingtian International School. According to the Frost & Sullivan report, tuition charged by public schools is generally lower than tuition charged by private schools, especially premium private schools. In addition, the PRC public education system continues to improve in terms of resources, admission policies and teaching quality and approaches. If public schools relax their admission limitations, offer more diversified curriculum, upgrade their campus facilities or reforms the exam-oriented education approach, they may become more attractive to students, which may lead to increased competition in the education industry.

As a result, we and the VIEs may be required to reduce tuition or increase spending in order to retain or attract students or pursue new market opportunities. If we and the VIEs are unable to successfully retain and attract students, maintain or increase our tuition level, recruit and retain qualified teachers or other key personnel, enhance the quality of our and the VIEs’ educational services or control competition costs, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

We and the VIEs may not be able to obtain all necessary approvals, licenses and permits and to make all necessary registrations and filings for our and the VIEs’ educational and other services in China.

We and the VIEs are required to obtain and maintain various approvals, licenses and permits and fulfill registration and filing requirements in order to operate our schools and provide educational and other services to our students. For instance, we and the VIEs are required to obtain and/or renew a private school operation permit, obtain and/or renew a registration certificate for private non-enterprise entities, pass annual inspections conducted by the relevant government authorities and obtain approval from the relevant government authorities as to the scale and scope of our and the VIEs’ student recruitment activities. Currently, we and the VIEs have obtained and maintained all such approvals, licenses and permits required for our operation.

While we and the VIEs intend to obtain all requisite approvals, licenses and permits, and complete the necessary filings, renewals and registrations on a timely basis for our school, there is no assurance that our efforts will result in full compliance as there may be factors beyond our control, intention and anticipation, and the local PRC authorities may have significant discretion in interpreting, implementing and enforcing the relevant rules and regulations. If our PRC subsidiaries and the VIEs (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC subsidiaries or the VIEs are required to obtain such permissions or approvals in the future, we and the VIEs may be subject to fines, confiscation of the gains derived from our schools, suspension of some or all of our schools’ operations, be required to compensate the economic losses suffered by our students or other relevant parties, or be subject to other penalties or administrative actions, which may materially and adversely affect our and the VIEs’ business, financial condition and results of operations.

We and the VIEs may not be able to successfully integrate businesses operated by Qingtian International School and Vocational Training Institutions that we and the VIEs acquired, which may cause us to lose the anticipated benefits from such acquisitions and to incur significant additional expenses.

We and the VIEs plan to expand the business and school network by entering into cooperation with third-party school sponsors to establish new schools, in addition to establishing new schools ourselves or acquiring existing schools. We believe we will face challenges in integrating business operations and management philosophies of the schools we and the VIEs may acquire. We consider the benefits of our prospective acquisitions will mainly hinge on our ability to effectively and timely integrate the management, operations and personnel of these schools. The integration of the schools we and the VIEs acquire may be a complex, time-consuming and costly process that without proper arrangement and implementation, could seriously interfere with our and the VIEs’ business operations and damage our reputation. Our Directors consider the main challenges involved in integrating acquired entities to include the following:

●	retaining qualified teaching staff of any acquired school;

●	consolidating the educational services offered by the acquired school;

●	complying with the regulatory requirements;

●	the acquired schools having a culture that may be adverse to change and may not be receptive to our and the VIEs’ educational values and methods;

●	integrating educational and administrative systems;

●	minimizing disruptions to existing students’ curricula and ensuring their ability to progress through the applicable education programs is not hindered as a result of the acquisition;

●	ensuring and illustrating to our students and their parents that the new acquisitions will not result in any adverse changes to our established brand image, reputation, service quality or standards; and

●	minimizing the diversion of our management’s attention from its on-going business concerns

We and the VIEs may not be able to successfully integrate our operations and the operations of the schools such as Qingtian International School and Vocational Training Institutions we and the VIEs acquire in a timely manner, or at all, and we may not realize the expected benefits or synergies of the acquisitions to the extent, or in the timeframe we anticipated, which may have a material adverse effect on our and the VIEs’ business, financial condition and results of operations.

We and the VIEs are subject to general conditions and the education industry of Qingtian County, Lishui City and/or Zhejiang Province as our main operations are currently located in a single city.

Qingtian International School and its operations are currently located in Qingtian County, Lishui City, Zhejiang Province. As of the date of the annual report, according to the seventh census report of Zhejiang Province, the population of Lishui City and Zhejiang Province in 2021 was 2.5 million and 64.6 million, respectively. If Lishui City or Zhejiang Province experiences an event that materially and adversely affects its education industry or us, such as an economic downturn, a natural disaster or an outbreak of a contagious disease, or if any governmental authorities governing Lishui City or Zhejiang Province adopt regulations that place additional restrictions or burdens on us and the VIEs or on the education industry in general, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected. In addition, given that we and the VIEs mainly offer the education services at Qingtian International school, any material negative development with respect to Qingtian International school could have a material adverse effect on our and the VIEs’ business, financial condition and results of operations as a whole.

Therefore, we and the VIEs hope to expand our and the VIEs’ business into other cities in China in the future. We expect that we will continue to generate the majority of our revenue from Qingtian International School in Lishui City and Langfang School upon the completion of the acquisition in April 2022 for the foreseeable future.

Misconduct of students and employees and improper activities and any negative publicity concerning our schools, our Company, our Controlling Shareholder, our directors or our employees may adversely affect us.

Misconduct of students and employees and improper activities may adversely affect our brand image, business and results of operations. In addition, any negative publicity concerning our school, our Company, our controlling shareholder, our directors, our employees or any of them, even if untrue, may damage our brand image and reputation, deter prospective students and teachers and take up excessive time of our management and other resources. As a result, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

Our and the VIEs’ business depends on our ability to promptly and adequately respond to changes in admission requirements for higher-level education, testing materials and technologies.

Our high school students are subject to the National Joint Entrance Examination for overseas Chinese students. The admission scores for the various college schools in China usually change from year to year and so do the admission requirements for overseas universities. Testing materials may also change in terms of focus areas, format and the manner in which such tests are administered. The new examination syllabus implemented in 2021 has greatly reduced the difficulty of the examination. These changes require us to continually update and enhance the courses we and the VIEs offer and to continually train our students to take standardized tests so as to maximize their performance on these tests. In order to enable our students get admission to the prestigious colleges in China, we and the VIEs are required to offer not only the ordinary PRC high school curriculum program but also the courses designed for the National Joint Entrance Examination for overseas Chinese students. If we and the VIEs fail to adequately prepare our students for admission tests in our everyday classroom teaching and any test preparation courses we and the VIEs offer, our students’ admissions rates to PRC colleges may decrease and our and the VIEs’ programs and services may become less attractive to students. Furthermore, if we and the VIEs fail to timely develop and introduce new education services and programs in Qingtian International School based on the changing education and test standards in China and abroad, our ability to attract and retain students may decrease. As a result, our reputation, business, financial condition and results of operations may be materially and adversely affected.

We and the VIEs may not be able to successfully implement our business strategies.

Our business strategies include organic growth, strategic alliance with reputable education institutes, acquiring and establishing schools. We may not succeed in implementing our business strategies due to a number of factors, including the following:

●	we may lose government support in Lishui City or in cities to which we plan to expand our operation;

●	we may not be able to admit all qualified students who would like to enroll in our schools due to the capacity constraints of our school facilities;

●	we may fail to identify cities with sufficient growth potential in which to acquire or establish schools;

●	we may have limited access to capital resources or may have to rely on the shareholders’ guarantee in obtaining bank facilities;

●	we may fail to acquire or lease suitable land sites in the cities to which we plan to expand our operations;

●	we may fail to effectively market our schools or brand in new markets or promote ourselves in existing markets;

●	we may not be able to replicate our successful growth model in new markets;

●	we may not be able to effectively integrate any future acquisitions into our operations;

●	we may fail to obtain the requisite licenses and permits from the authorities necessary to acquire or establish schools at our desired locations;

●	we may not be able to continue to enhance our course materials or adapt our course materials to changing student needs and teaching methods;

●	we may fail to follow the expected timetable with respect to the development of our schools; and

●	we may fail to achieve the benefits we expect from our expansion.

If we fail to successfully execute our growth strategies, we may not be able to maintain our growth rate and our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

We recorded net current liabilities as of December 31, 2021.

As of December 31, 2021, we had net current assets of RMB125 million , and net current liabilities of RMB113 million, respectively. We cannot assure you that we will not experience periods of net current liabilities in the future. We may record net current liabilities in future periods as we continue to expand. A net current liabilities position could expose us to liquidity risks, constrain our operational flexibility and adversely affect our ability to obtain financing and expand our and the VIEs’ business. There can be no assurance that we will always be able to generate sufficient cash flow from our operations or obtain necessary funding to meet our future financial needs, including repaying our loans upon maturity and finance our capital commitments. If we fail to meet our financial obligations, our and the VIEs’ business, liquidity, financial position and prospects could be materially and adversely affected.

We face risks related to health epidemics, natural disasters or terrorist attacks in China.

We and the VIEs offer accommodation service to our students of Qingtian International School. We also provide on-campus or nearby off-site accommodation to our teachers and staff. The boarding and accommodation arrangements make our students, teachers and staff vulnerable to outbreaks of health epidemics such as the COVID-19 virus, H1N1 flu virus, avian influenza and severe acute respiratory syndrome, or SARS, and Influenza A virus, such as H5N1 subtype and H5N2 subtype flu viruses, natural disasters, such as earthquakes, floods, landslides, as well as terrorist attacks, other acts of violence or war or social instability, especially when such health epidemics, natural disasters or terrorist attacks take place in our schools or in or near the regions where our schools are located. As a result, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

Since the worldwide outbreak of the COVID-19 pandemic in early 2020, all sectors have been severely affected with no exception to the education industry. In early 2021, WHO announced the variants of the coronavirus causing COVID-19 were discovered in Denmark, the United Kingdom, South Africa and Japan subsequently, which is considered highly contagious and may pose a serious public health threat. To respond to the continuing impact and recurrence of COVID-19 pandemic, the PRC government has imposed various strict measures with the aim to contain the virus and restore the business operation in an orderly manner including, but not limited to, mandatory vaccination requirements, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations. However, the relaxation of the restrictions on economic and social life may lead to development of new cases, which may result in the reimposition of further restrictions. The Baiyun Campus, Yijing Campus—Featured Division resumed normal operation from April 2020. No students withdrew from our schools due to the COVID-19 outbreak. We and the VIEs have taken a series of measures in response to the outbreak to protect our employees, students and teachers in the reopened campuses after the closedown in early 2020, including, among others, checking the temperature of our students, procurement and provision of hand sanitizers and other protective equipment for our employees. The campuses remained in normal operation during 2021, and the students and teachers continued with their on-campus courses. The COVID-19 did not interrupt the on-campus teaching activities, so we and the VIEs did not offer any online-courses to students during 2021. Also, as the students’ enrollment is conducted and the tuition is charged on a semester basis, it is anticipated that the COVID-19 outbreak will not have a material long-term impact on our and the VIEs’ financial condition and operation. The extent to which the COVID-19 outbreak impacts our and the VIEs’ financial condition and results of operations cannot be reasonably estimated at this time and will depend on future developments. In addition, in the event that we establish our own online platform or the legal requirements applicable to us change resulting from the changes in the regulatory environment in this area, we may be required to obtain all applicable permits, licenses, certificates and approvals. Any future outbreak of public health epidemics may restrict economic activities in affected regions, resulting in reduced business volume, disrupt our and the VIEs’ business operations and adversely affect our results of operations.

We and the VIEs are subject to extensive governmental approvals and compliance requirements for the construction and development of school and in relation to the land and buildings that we and the VIEs own.

For campuses and school facilities constructed and developed for our school, we and the VIEs must obtain various permits, certificates and other approvals from the relevant authorities at various stages of property development, including the land use right certificates, planning permits, construction permits, certificates for passing environmental assessments, certificates for passing fire control assessments, certificates for passing construction completion inspections and building ownership certificates.

In the event that if we and the VIEs lose the rights to any of our land or buildings, uses of such land or buildings may be limited, or we may be forced to relocate and incur additional costs, which may result in disruptions to the operations of our schools and materially and adversely affect our and the VIEs’ business, financial condition and results of operations. In addition, we and the VIEs may in the future encounter problems in obtaining the relevant permits, certificates and approvals for the construction and development of our schools, which may negatively affect our growth strategies. As a result, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

Capacity constraints of our school facilities could cause us to lose students to our competitors.

The educational facilities of our school are limited in space and size which is also subject to regulatory approval from the competent departments in charge of urban and rural planning. We and the VIEs may not be able to admit all qualified students who would like to enroll in our school due to the capacity constraints of our current school facilities. Qingtian International School’s capacity was 681 as of September 1, 2021 and it recorded a utilization rate of approximately 76.9% as of September 1, 2021. We and the VIEs may not be able to expand our capacity at our current campus unless we and the VIEs relocate to other facilities in the local area with more space. If we and the VIEs fail to expand our capacity as quickly as the demand for our services grows, or if we and the VIEs otherwise fail to grow by acquiring or establishing schools and campuses, we and the VIEs could lose potential students to competitors, and our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

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

Our financial and operating results may not meet the expectations of public market analysts or investors, which could cause the price of our ADSs to decline. Our revenue, expenses and operating results may vary from year to year in response to a variety of factors beyond our control, including:

●	our ability to increase student enrollment in our schools and raise tuitions fees;

●	general economic conditions and regulations or government actions pertaining to the provision of private educational services in China;

●	shifts in consumer attitude toward private secondary education and vocational education in China;

●	our ability to control cost of revenues, in particular salary and welfare relating to teachers and other costs; and

●	non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or unexpected circumstances.

Due to these factors, we believe that year-to-year comparisons of our operating results may not be indicative of our future performance and you should not rely on them to predict the future performance of our ADSs.

Accidents or injuries suffered by our students, employees or other people at our schools may adversely affect our reputation and subject us to liability.

There are inherent risks of accidents or injuries in schools. We and the VIEs could be held liable in the event of personal injuries, disease, fires or other accidents suffered by students, employees or other people that occur at our school. Although we and the VIEs designate certain staff members in each of our and the VIEs’ campuses to be in charge of student health and security, in the event of personal injuries, disease, food poisoning, fires or other accidents suffered by our students, employees or other people on our campuses, we and the VIEs may face claims for damages and our school may be perceived unsafe by prospective parents and students.

Claims against us arising from injuries incurred or claimed to have incurred on our campuses may adversely affect our reputation, subject us to significant amounts of damages, divert management’s attention and other resources or increase our insurance costs. As a result, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

We and the VIEs may be involved in legal and other disputes and claims from time to time arising out of our operations.

We and the VIEs may, in the future, be involved in disputes with and subject to claims by parents and students, teachers and other school personnel, our suppliers, construction companies, third-party sub-contractors and other parties involved in our and the VIEs’ business. Legal or other proceedings involving us may, among others, incur significant costs, divert management’s attention and other resources, negatively affect our and the VIEs’ business operations, cause negative publicity against us or damage our reputation. As a result, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

We and the VIEs may lose the services of our executive directors, officers and other key personnel.

Our future success depends heavily upon the continuing services of our executive directors and officers and in particular, Mr. Biao Wei and Ms. Fen Ye, who have been our leaders since our inception. If one or more of our executive directors, officers or other key personnel are unable or unwilling to continue in their present positions, we and the VIEs may not be able to replace them easily or at all and our and the VIEs’ business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for experienced executive directors or management personnel in the private education sector is intense, the pool of qualified candidates is very limited and we and the VIEs may not be able to retain the services of our executive directors or officers or key personnel, or attract and retain high-quality executive directors or officers or key personnel in the future. In addition, if any member of our executive directors or officers or any other key personnel joins a competitor or forms a competing company, we and the VIEs may lose teachers, students and staff members. As a result, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

Each of our executive officers has entered into an employment contract and certain executive officers and/or key employees have entered into confidentiality agreements with us. The employment contracts and confidentiality agreements are governed by PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions such as the United States and uncertainties in the PRC legal system could limit our ability to enforce these agreements. For example, prior court decisions may be cited for reference but not necessary and have limited precedential value in the PRC and the PRC arbitration tribunals and courts have significant discretion in interpreting, implementing or enforcing relevant PRC laws. It is thus difficult to predict the outcome of any arbitration awards or court proceedings or gage the level of legal protection that such awards or proceedings may provide. Accordingly, if any disputes arise between any of our senior executives or key personnel and us, it may be difficult to enforce these agreements against these individuals. As a result, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

If we and the VIEs fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

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

Failure to develop appropriate internal control and management structures in line with our rapid growth could result in a material adverse effect on our and the VIEs’ business, prospects, financial condition and results of operations.

Our and the VIEs’ business and operations have been expanding rapidly. Significant management resources must be expanded to develop and implement appropriate and effective internal control, risk monitoring and management systems which are in line with our growth. These systems are critical to ensure our compliance with the relevant laws and regulations on an on-going basis, effective business operations and our future development. Historically, our and the VIEs’ business operations were subject to certain legal risks due to insufficient internal control measures. These miscellaneous fees were mainly fees incurred from medical care and purchase of learning materials. The teachers then immediately transferred all amounts collected to our schools’ accounts. Since June 2020, we have ceased such payment collection arrangement through teachers and no warnings or penalties were imposed upon us by the relevant authorities. However, if we fail to effectively implement our internal control measures and if we fail to allocate appropriate management resources, we may not be able to identify compliance issues, administrative oversight, unfavorable business trends or other risks that could materially and adversely affect our and the VIEs’ business, prospects, financial condition and results of operations.

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

On August 26, 2022, the PCAOB signed a statement of protocol agreement with the CSRC and the PRC Ministry of Finance, or the “Cooperative Agreement.” According to the fact sheets published by the PCAOB, the PCAOB has the sole discretion in selecting the subject of its inspections and investigations without input from the Chinese authorities, and that procedures are in place to allow PCAOB inspectors and investigators to review complete audit working papers of accounting firms located in mainland China and Hong Kong.

On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination.

Any lack of access to the PCAOB inspection in China may prevent the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspection. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors to lose confidence in audit procedures and reported financial information and the quality of financial statements of China-based companies.

Our auditor, WWC P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this form, is headquartered in San Mateo, California and registered with the PCAOB. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. As such, as of the date of the annual report, our auditor is not subject to the Determinations announced by the PCAOB and our listing is not affected by the HFCAA and related regulations. While our auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection as of the date of this annual report, if, in the future, we have been identified by the SEC for three consecutive years as a commission-identified issuer whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States. Additionally, the Accelerating Holding Foreign Companies Accountable Act, which, if enacted into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and therefore reduce the time before our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges, and this ultimately could result in our ADSs being delisted.

Our and the VIEs’ business, financial performance and results of operations could be adversely affected by the deterioration of the relation between China and the United States.

The relation between China and the United States is constantly changing. There was a “trade war” between the two countries in during 2019, 2020 and 2021, the United States imposed additional import tariffs on specified products imported from China. As a result, China has responded by imposing retaliatory tariffs on goods exported from the United States. Tensions exist in other areas such as political, social and health issues, including the disagreements in relation to the COVID-19 pandemic. In light of the ongoing tensions between China and the United States, there is a risk that our and the VIEs’ business and our listing status may be adversely affected by trade restrictions, sanctions and other policies that may be implemented. As we and the VIEs operate in China, any deterioration in political or trade relations might cause a public perception in the United States or elsewhere that might cause our and the VIEs’ education services to become less attractive. The United States lawmakers have introduced several bills intended to protect American investments in Chinese companies. The PWG criticized China’s failure to uphold international commitment to transparency and called for recommendations to protect U.S. investors from China’s failure to allow audits of U.S.-listed Chinese companies. The PWG may impact U.S.-listed Chinese companies if strict compliance with audit requirements and U.S. law or new listing rules or governance standards were imposed. Furthermore, there have been media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the performance of the stocks of the China-based issuers listed in the United States.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, legislation passed by the U.S. Senate banning all imports from Xinjiang, sanctions imposed by the U.S. Department of Treasury on certain officials of Xinjiang ‘s regional government, the Hong Kong Special Administrative Region and the central government of the PRC and the new executive orders issued by U.S. President Joe Biden in June 2021 that barring American investment into Chinese firms with purported ties to defense or surveillance technology sectors, which was expanded on an earlier investment blacklist issued by former U.S. President Donald J. Trump. Under President Joe Biden’s administration, causes of US-China friction remains. Ongoing political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our and the VIEs’ business, prospects, financial condition and results of operations.

Changes in political conditions and changes in the state of China-U.S. relations are difficult to predict and could adversely affect our and the VIEs’ business, operating results and financial condition. We cannot predict what effect any changes in China-U.S. relations may have on our ability to access capital or effectively operate our and the VIEs’ business in China. Moreover, any political or trade controversies between the United States and China, whether or not directly related to our and the VIEs’ business, could cause investors to be unwilling to hold or buy our ADSs and consequently cause the trading price of our ADSs to decline.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our and the VIEs’ business and results of operations.

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

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. As of December 31, 2021, we and the VIEs had made social insurance contribution for the PRC-based employees based on the relevant PRC laws and regulations and practical measures. If we and the VIEs fail to, or are deemed to have failed to, make adequate social insurance and housing fund contributions in the future, we and the VIEs may be required to make supplemental contributions and/or subject to overdue fees and/or fines and our and the VIEs’ business, financial condition and results of operations may be adversely affected. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Laws and Regulations Relating to Labor Protection.”

These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our and the VIEs’ employment practices may not be at all times be deemed in compliance with the regulations. As a result, we and the VIEs could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

The increases in labor costs in the PRC may adversely affect our and the VIEs’ business and results of operations and we may face labor and employment related disputes and regulatory penalties.

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

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits to designated government agencies for the benefit of our employees. Compared with its predecessors, the current Labor Contract Law of the PRC imposes stricter requirements on employers in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts, further increasing our labor-related costs such as limiting our ability to terminate employment of some of our employees or otherwise change our employment or labor practices in a cost-effective manner. In addition, as the interpretation and implementation of labor-related laws and regulations are still developing, we cannot assure you that our employment practices have been or will at all times be deemed in compliance with the labor-related laws and regulations in China. If we are subject to severe penalties in connection with labor disputes or government investigations, our and the VIEs’ business, financial condition and results of operations will be adversely affected.

Seasonal and other fluctuations in our results of operations could adversely affect the trading price of the ADSs.

Our net revenue and results of operations normally fluctuate from quarter to quarter as a result of seasonal variations in our and the VIEs’ business. Our students and their parents typically pay the tuition and other fees prior to the commencement of a semester, and we recognize revenues from the delivery of education services on a straight-line basis over the semester. The fluctuations may result in volatility or have an adverse effect on the market price of the ADSs. In addition, comparisons of our operating results between different periods within a single financial year, or between the same periods in different financial years, may not be meaningful and should not be relied upon as good indicators of our performance.

We have limited insurance coverage.

We maintain various insurance policies to safeguard against certain risks and unexpected events, such as school liability insurance, student personal accident insurance and property insurance for vehicles. However, our insurance may not be sufficient in terms of amounts and scope. If we were held liable for amounts and claims exceeding the scope or amounts covered by our insurance policies, or suffered losses from incidents for which we do not currently maintain any insurance, we may be required to pay significant damages or suffer significant loss without being able to recover all or part of the amounts from insurance companies, and our and the VIEs’ business, results of operations and financial condition may be materially and adversely affected. In addition, we do not have any business disruption insurances to cover losses caused by natural disasters or catastrophic events, which may significantly disrupt our and the VIEs’ business operations and incur substantial costs on us, and may materially and adversely affect our and the VIEs’ business, financial condition and results of operations.

We and the VIEs may not be able to adequately protect our intellectual property rights.

As of December 31, 2021, we had 46 and two registered trademarks in the PRC and Hong Kong, respectively. As of December 31, 2021, we and the VIEs had no trademarks pending registration in the PRC or Hong Kong. We and the VIEs obtained five computer software copyrights through the acquisition of Hangzhou Youxi by Liandu WFOE in February 2021. We believe our and the VIEs’ trademarks and other intellectual properties are competitive advantages and are important to our success to date and our future prospects. We have been investing resources to develop our own intellectual properties and we take prudent steps to protect our intellectual properties and know-how. However, the steps we have taken to protect our intellectual property rights may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others and halt any copycat attempts.

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

We and the VIEs may be subject to intellectual property infringement claims and our brand and reputation may be negatively affected.

From time to time, we and the VIEs could face allegations of trademark, copyright, patent and other intellectual property rights infringement of third parties. Such allegations of intellectual property right infringements could come from our competitors and third parties which operate in other industries. In the event that we or the VIEs are sued by the intellectual property owners or licensees, or we or the VIEs receive a cease and desist letter or a court order regarding alleged infringements, we and the VIEs may have to discontinue to use the brand name and may be subject to claims or other financial losses. In the event that any lawsuit is filed against us and the VIEs and such claims were to prevail, it could have an adverse effect on our and the VIEs’ business, financial conditions and results of operations. In addition, we and the VIEs will have to invest in additional resources in establishing new brand names, which may take time and cause us significant costs and efforts, which in turn affects our ability to develop and grow.

Capacity constraints or system disruptions to our computers or network, any cybersecurity incidents, or any unauthorized disclosure or manipulation of sensitive information relating to our students and teachers may expose us to litigation and damages or may adversely affect the reputation of our schools.

We and the VIEs possess sensitive and private information about our students and teachers, such as names, addresses, contact numbers, ID numbers and exam scores of our students. We and the VIEs store these sensitive data primarily in computers located in our school offices. If any sensitive and private data about our students and teachers was lost, damaged or leaked due to capacity constraints or system disruptions to our computers or network, was obtained, disclosed or manipulated by unauthorized third parties through cybersecurity breaches to the computers or network of our schools or our providers, or was negligently misappropriated or disclosed by our staff, we and the VIEs may be sued and held liable for damages, which may incur significant costs, negatively affect our reputation and divert management attention and other resources. As a result, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

Risks Relating to Our Corporate Structure

Our and the VIEs’ private education service business is subject to extensive regulation in China. We and the VIEs may be subject to severe penalties if the PRC government finds that the agreements that establish the structure for operating our and the VIEs’ business in China do not comply with applicable PRC laws and regulations.

Our and the VIEs’ private education service business is subject to extensive regulations in China. The PRC government regulates various aspects of our and the VIEs’ business and operations, such as curriculum content, education materials, standards of school operations, student recruitment activities, tuition and other fees. The laws and regulations applicable to the private education sector are subject to frequent changes, and new laws and regulations may be adopted, some of which may have a negative effect on our and the VIEs’ business, either retrospectively or prospectively.

We are a Cayman Islands company and thus, we are classified as a foreign enterprise under the PRC laws. Foreign investment in the education industry in China is extensively regulated and subject to various restrictions. Under the Special Administrative Measures for Foreign Investment Access (Negative List) (2021), or the 2021 Special Administrative Measures, high school is restricted industries for foreign investors, and foreign investors are only allowed to invest in such industries in cooperative ways with domestic investors, provided that domestic investors play a dominant role in such cooperation. Furthermore, under the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Field of Education and Promoting the Healthy Development of Private Education, which was issued by the MOE on June 18, 2012, the foreign portion of the total investment in a Sino-foreign joint venture high school should be below 50%. According to Regulations of the People’s Republic of China on Establishment and Operation of Sino-Foreign Cooperative Educational Institutions issued by the State Council on March 2, 2019, the foreign investor that participates in the establishment of a Sino-foreign cooperative educational institution shall be a foreign educational institution that possesses the relevant credentials and teaching quality. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Sino-Foreign Cooperation in operating school” for details.

Although foreign investment in high schools is not prohibited, based on the operation experience, our subsidiary Liandu WFOE in China is still ineligible to independently or jointly invest and operate high schools, including Qingtian International School. To comply with PRC laws and regulations, our wholly-owned subsidiary Liandu WFOE has entered into a series of contractual arrangements pursuant to which Liandu WFOE receives the economic benefits from the VIEs. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements”. If the contractual arrangements that establish the structure for operating our and the VIEs’ business in China are found to violate any PRC laws or regulations in the future or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Education of People’s Republic of China, or the MOE, which regulates the education industry, the Ministry of Commerce, or MOFCOM, which regulates the foreign investment in China, and the Civil Affairs Bureau, which regulates the registration of schools in China, would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of our PRC subsidiaries or VIEs;

●	discontinuing or restricting the operations of any related-party transactions among Liandu WFOE or VIEs;

●	imposing fines or other requirements with which we or Liandu WFOE or VIEs may not be able to comply;

●	requiring us to restructure our operations in such a way as to compel us to establish new entities, re-apply for the necessary licenses or relocate our and the VIEs’ businesses, staff and assets;

●	imposing additional conditions or requirements with which we may not be able to comply; or

●	restricting the use of proceeds from our additional public offering or financing to finance our and the VIEs’ business and operations in China.

As of the date of the annual report, similar ownership structure and contractual arrangements have been used by many China-based companies listed overseas, including a number of education companies listed in the United States. To our knowledge, none of the fines or punishments listed above has been imposed on any of these public companies, including companies in the education industry. However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future. If any of the above fines or punishments is imposed on us, our and the VIEs’ business, financial condition and results of operations could be materially and adversely affected. If any of these penalties results in our inability to direct the activities of the VIEs and their respective subsidiaries that most significantly impact their economic performance, and/or our failure to receive the economic benefits from the VIEs and their respective subsidiaries, we may not be able to consolidate the VIEs and their respective subsidiaries in our financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or the VIEs or their respective subsidiaries.

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

Conducting operations through contractual arrangements has been adopted by many PRC-based companies, and has been adopted by our Company to establish control of the VIEs. Since the Foreign Investment Law is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to cope with the regulatory-compliance challenges could result in material and adverse effect on us. For instance, although the Foreign Investment Law does not explicitly classify contractual arrangement as a form of foreign investment, it still leaves a leeway for future laws and if future laws, administrative regulations or provisions stipulates contractual arrangements as a way of foreign investment, then whether our contractual arrangements will be recognized as foreign investment, whether our contractual arrangements will be deemed to be in violation of the foreign investment access requirements and how our contractual arrangements will be handled are uncertain. In the extreme case-scenario, we may be required to unwind the contractual arrangements and/or dispose relevant business operations, which could have a material and adverse effect on our and the VIEs’ business, financial condition and result of operations.

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

Prior to August 31, 2021, we and the VIEs primarily operated primary and secondary school in Baiyun campus and Yijing campus—Featured Division of Lianwai School through a series of contractual arrangements with the VIEs. Under the 2021 Implementation Rules which took effect on September 1, 2021, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. In particular, the prohibition over related party transactions has significantly affected the enforceability of the exclusive management services and business cooperation agreements among Liandu WFOE and Lianwai School providing compulsory education. Therefore, we re-assessed our control over Lianwai School. Based on the relevant accounting standard in accordance with U.S. GAAP, we have concluded that we have lost control of Lianwai School since August 31, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of Lianwai School. In light of such regulatory developments, on April 20, 2022, we entered into an acknowledgment agreement of contractual agreements with Lianwai School and respective directors, to confirm all the terms of rights and obligations relating to Lianwai School and the directors appointed by the sponsor under the contractual arrangements among them, and agree among the parties that such arrangements shall have been terminated on August 31, 2021. To minimize disruptions to existing students enrolled in Lianwai School, we and the VIEs continued to offer essential services to the students. We deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements.

Meanwhile, we and the VIEs have entered into a series of contractual arrangements with Qingtian International School on April 20, 2022. The contractual arrangements enable us to: (i) exercise effective control over the VIEs; (ii) receive substantially all of the economic benefits of the VIEs in consideration for the services provided by us; and (iii) have an exclusive option to purchase all of the equity interests in the VIEs when and to the extent permitted under PRC law. Therefore, we are able to consolidate the financial results of the VIEs in our consolidated financial statements. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations.

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

The owners of the VIEs may have conflicts of interest with us, which may materially and adversely affect our and the VIEs’ business, financial condition and results of operations.

Our control over the VIEs is based upon the contractual arrangements with the VIEs. The beneficial owners of the VIEs and the registered shareholders are also our controlling shareholders. Any of them may potentially have conflicts of interest with us and breach any of their contracts or undertakings with us if it would further any of their own interests or if any of them otherwise acts in bad faith. We cannot assure you that when conflicts of interest arise between our Company and the beneficial owners of the VIEs, any of them will act completely in our interest or that the conflicts of interest will be resolved in our favor. In the event that such conflict of interest cannot be resolved in our favor, we may have to rely on legal proceedings which may disrupt our and the VIEs’ business operations and subject us to uncertainties as to the outcome of such legal proceedings. As a result, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

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

In addition to the enforcement costs outlined above, during the course of disputes regarding such enforcement action, we may temporarily lose effective control over our schools in China, which may lead to loss of revenue or potentially lead to our having to incur additional costs and expend substantial resources to operate our and the VIEs’ business in the absence of effective enforcement of these contractual arrangements. If this were to occur, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected and the value of our Shareholders’ investments in our Company may therefore decrease.

Certain terms of our contractual arrangements may not be enforceable under PRC laws.

Our contractual arrangements provide for the resolution of disputes through arbitration in accordance with the arbitration rules of the China International Economic and Trade Arbitration Commission in Beijing. Our contractual arrangements contain provisions to the effect that the arbitral body may award remedies over the shares and/or assets of the VIEs, injunctive relief and/or winding up of the VIEs. In addition, our contractual arrangements contain provisions to the effect that courts in the Cayman Islands are empowered to grant interim remedies in support of the arbitration pending the formation of an arbitral tribunal. Under PRC laws, an arbitral body granting any injunctive relief or provisional or final liquidation order to preserve the assets of or any equity interest in Chinese legal entities in case of disputes must submit the application to the court in China. Therefore, such remedies may not be available to us, notwithstanding the relevant contractual provisions contained in our contractual arrangements. PRC laws allow an arbitral body to award the transfer of assets of or an equity interest in China in favor of an aggrieved party. In the event of non-compliance with such award, enforcement measures may be sought from the court. However, the court may or may not support the award of an arbitral body when deciding whether to take enforcement measures. Under PRC laws, courts of judicial authorities in the PRC generally would not grant injunctive relief or the winding-up order against an entity as interim remedies to preserve the assets or shares in favor of any aggrieved party. As a result, in the event that the VIEs or any of the registered shareholders breaches any of the contractual arrangements, we may not be able to obtain sufficient remedies in a timely manner, and our ability to exert effective control over the VIEs and conduct the education business could be materially and adversely affected.

Our exercise of the option to acquire school sponsor’s interests in Qingtian International School may be subject to certain limitations and we may incur substantial costs and spend significant resources to enforce the option under the contractual arrangements.

We may incur substantial costs on our part to exercise the option to acquire the school sponsor’s interests in Qingtian International School. Pursuant to the Exclusive Call Option Agreement, if and when the PRC laws and regulations permit foreign investors to directly hold part or all of the equity interests of the VIEs and to engage in the restricted and prohibited business, Liandu WFOE or its designated purchaser may, at its discretion, purchase all or part of the direct and/or indirect equity interests (including the interests in Qingtian International School) held by Lishui Mengxiang’s shareholders at the minimum price permitted by PRC laws and regulations, and the percentage of equity interests to be purchased by Liandu WFOE or its designated purchaser shall be no less than the maximum limit permitted by the PRC laws and regulations in relation to the equity held by foreign investors. Such equity transfer price is not expressly provided for in the current PRC laws and regulations and it is uncertain whether it may be further regulated by future PRC laws and regulations. As a result, the estimated costs associated with the purchase of the equity interests in the VIEs cannot be ascertained as of the date of the annual report.

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

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We and the VIEs could face material and adverse tax consequences if the PRC tax authorities determine that the Business Cooperation Agreement and Exclusive Technical Service and Business Consulting Agreement entered into, among others, the VIEs and Liandu WFOE does not represent an arm’s-length price and adjust any of those entities’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could increase our tax liabilities. In addition, PRC tax authorities may form the view that our subsidiaries or the VIEs have improperly minimized their tax obligations and we and the VIEs may not be able to rectify any such incident within the limited timeline required by PRC tax authorities. As a result, PRC tax authorities may impose late payment fees and other penalties on us for under-paid taxes, which may materially and adversely affect our and the VIEs’ business, financial condition and results of operations.

Certain lease agreements of our leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines.

According to the applicable PRC laws, parties to a lease agreement are required to file the lease agreements for registration and obtain property leasing filing certificates for their leases. As of the date of the annual report, we and the VIEs leased three properties from third-party landlords including school buildings, facilities and dormitories in Lishui City, Zhejiang Province and failed to register three lease agreements under which we and the VIEs are tenant. The failure to register the lease agreements will not affect the validity of such agreements. However, we and the VIEs may be required by relevant government authorities to file the lease agreements to complete the registration formalities and may be subject to a fine for non-registration within the prescribed time limit, which may range from RMB1,000 to RMB10,000 per lease agreement. The imposition of the above fines could require us to make additional efforts and/or incur additional expenses, any of which could adversely affect our and the VIEs’ business, financial condition and results of operations. The registration of these lease agreements to which we and the VIEs are a party requires additional steps to be taken by the respective other parties to the lease agreement which are beyond our control. We and the VIEs cannot assure you that the other parties to our lease agreements will be cooperative or that we and the VIEs can complete the registration of these lease agreements and any other lease agreements that we and the VIEs may enter into in the future.

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

On September 1, 2017, the Decision became effective. According to the Decision, private schools can be established as non-profit or for-profit entities, with the exception of schools providing compulsory education, which can only be established as non-profit entities. According to the Decision, it will no longer make a distinction between schools the school sponsors of which require reasonable returns and schools the school sponsors of which do not require reasonable returns. The sponsor of a non-profit private-run school shall not gain proceeds from school running, and the cash surplus of the school shall be used for school running. There are uncertainties involved in interpreting and implementing the Decision with respect to various aspects of the operations of a private school. Therefore, we cannot assure that the detailed rules and regulations to be promulgated by local governmental authorities would not impose restrictions on our ability to operate private schools or to make payments to Liandu WFOE under the contractual arrangements, which may have a material adverse impact on our and the VIEs’ business operations and prospects.

We may lose the ability to use and enjoy certain important assets, which could reduce the size of our operations, impair our ability to generate revenue and materially affect the market price of our shares, if any of the VIEs becomes the subject of a bankruptcy or liquidation proceeding.

We and the VIEs currently operate in China through the contractual arrangements. As part of these arrangements, the VIEs hold a majority of the assets that are important to the operation of our and the VIEs’ business, including operating permits and licenses and other educational facilities related to our schools. Under the contractual arrangements, Ms. Fen Ye, Ms. Fang Ye and Ms. Hong Ye may not unilaterally, without our consent, decide to voluntarily liquidate the VIEs.

If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we and the VIEs may be unable to continue some or all of the business activities, which could materially and adversely affect our and the VIEs’ business, financial condition, results of operations and price of our shares. If any of the VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our and the VIEs’ business.

Risks Relating to Doing Business in China

Adverse changes in the PRC economic, political and social conditions as well as laws and government policies, may materially and adversely affect our and the VIEs’ business, financial condition, results of operations and growth prospects.

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

We cannot predict whether the resulting changes will have any adverse effect on our current or future business, financial condition or results of operations and the VIEs’. Despite these economic reforms and measures, the PRC government continues to play a significant role in regulating industrial development, allocation of natural and other resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly.

Our ability to successfully expand our and the VIEs’ business operations in the PRC depends on a number of factors, including macro-economic and other market conditions, and credit availability from lending institutions. Stricter credit or lending policies in the PRC may affect our customers’ consumer credit or consumer banking business, and may also affect our ability to obtain external financing, which may reduce our ability to implement our expansion strategies. We cannot assure you that the PRC government will not implement any additional measures to tighten credit or lending standards, or that, if any such measure is implemented, it will not adversely affect our future results of operations or profitability.

Demand for our and the VIEs’ services and our business, financial condition and results of operations may be materially and adversely affected by the following factors:

●	political instability or changes in social conditions of the PRC;

●	changes in laws, regulations, and administrative directives or the interpretation thereof;

●	measures which may be introduced to control inflation or deflation; and

●	changes in the rate or method of taxation.

These factors are affected by a number of variables which are beyond our control.

The inherent uncertainties in the PRC legal system could materially and adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions in a civil law system may be cited as reference but have limited precedential value. Since 1979, newly introduced PRC laws and regulations have significantly enhanced the protections of interest relating to foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve rapidly, the interpretations of such laws and regulations may not always be consistent, and enforcement of these laws and regulations involves significant uncertainties and can change quickly with little advance notice, any of which could limit the available legal protections.

In addition, the PRC administrative and judicial authorities have significant discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and judicial proceedings and the level of legal protection we and the VIEs may enjoy in the PRC than under some more developed legal systems. These uncertainties may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce our contractual or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or benefits from us. Such uncertainties may therefore increase our operating expenses and costs, and materially and adversely affect our and the VIEs’ business and results of operations.

In particular, PRC laws and regulations regarding the private fundamental education industry have been rapidly evolving in recent years. The relevant PRC government authorities may promulgate new laws and regulations or materialize draft laws and regulations or consultation papers regulating the private fundamental education industry in the future which may impose limitations and restrictions on our and the VIEs’ business operation. Moreover, developments in the private fundamental education industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may impose limitations and restrictions on the private fundamental education market players, including us, which could materially and adversely affect our and the VIEs’ business and operations.

You may face difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report on Form 20-F based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. We and the VIEs conduct business in China, and our assets are located in China. In addition, most of our senior executive officers are PRC nationals and they have lived in China for a significant portion of time. As a result, it may be difficult or impossible for you to bring an action against us or against our management named in this annual report on Form 20-F in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise as it may be difficult for our shareholders to effect service of process upon us or those persons inside China. Furthermore, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. Even if you are successful in bringing an action of this kind, the laws of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries or VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our and the VIEs’ business.

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

Moreover, we intend to establish new foreign-invested enterprises in order to facilitate our and the VIEs’ business expansion and make additional investments in the manners described above. However, we cannot assure you that our intended investments to these entities will always succeed as we planned, or at all.

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

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We and the VIEs receive our revenue in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from Liandu WFOE. Shortages in the availability of foreign currency may restrict the ability of Liandu WFOE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, conversion of Renminbi is permitted, without prior approval from the SAFE, for current account transactions, including profit distributions, interest payments and expenditures from trade-related transactions, as long as certain procedural requirements are complied with. However, any existing and future restrictions on currency exchange in China may limit our ability to convert cash derived from our operating activities into foreign currencies to fund expenditures denominated in foreign currencies. If the foreign exchange restrictions in China prevent us from obtaining U.S. dollars or other foreign currencies as required, we may not be able to pay dividends in U.S. dollars or other foreign currencies to our Shareholders.

To the extent cash is generated in our PRC Subsidiaries or the VIEs, and may need to be used to fund operations outside of mainland China, such funds may not be available due to limitations placed by the PRC government. Furthermore, to the extent assets (other than cash) in our or the VIEs’ business are located in the PRC or held by a PRC entity, the assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries and the VIEs to transfer assets by the PRC government. If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong Subsidiary in the future, and to the extent cash is generated in our Hong Kong Subsidiary, and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries and the VIEs to transfer funds or assets by the PRC government. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions or limitations on our ability to transfer or distribute cash within its organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong and adversely affect its business. Saved as the foregoing limitations imposed by the PRC government as described hereto, there are currently no limitations on our or our subsidiaries’ ability to transfer cash to investors.

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

We and the VIEs face uncertainties as to the reporting and other implications of certain future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we and the VIEs may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we and the VIEs purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

Ms. Fen Ye, Ms. Hong Ye and Ms. Fang Ye who are known to us as being PRC residents have completed the foreign exchange registrations as required by SAFE Circular 37 and Circular 13. However, we cannot assure you that all existing and future shareholders or beneficial owners of ours who are PRC residents or entities will be able to update and/or obtain any applicable registrations or approvals required by SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of Liandu WFOE, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit Liandu WFOE’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our and the VIEs’ business and prospects.

If there are any failures in complying with PRC regulations with respect to the registration requirements for employee stock incentive plans, the PRC plan participants or we may be subject to fines and other legal or administrative sanctions.

We, the VIEs and our and the VIEs’ directors, senior management and other employees who are PRC residents that have been granted options will be subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or SAFE Circular 7, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Laws and Regulations Relating to Foreign Investment in Education—Regulations on Stock Incentive Plans.”

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

If the CSRC or any other PRC regulatory body subsequently implements rules that would require us to file with or obtain approvals of the CSRC or other governmental bodies for any such offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from any such offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our and the VIEs’ business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs.

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

We and the VIEs conduct business operations in the PRC although we have established a subsidiary in Hong Kong, Hong Kong Mengxiang Education Development Group Limited, as a holding company to facilitate overseas securities offering. Although none of our or the VIEs’ business activities appears to be within the current targeted areas of concern mentioned above by the PRC government as our Hong Kong subsidiary is a holding company with no business operations as of the date of the annual report, given the PRC government’s significant oversight over the conduct of business operations in China and in Hong Kong, and in light of the PRC government’s recent extension of authority not only in China but into Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in the PRC can change quickly with little or no advance notice. For example, the PRC government may pressure the government of Hong Kong to enact similar laws and regulations to those in the PRC, which may seek to exert control over offerings conducted overseas by Hong Kong companies. If any or all of the foregoing were to occur, and if our Hong Kong subsidiary elects to carry out substantive business activities in the future, it could lead to a material adverse change in Lixiang’s operations and limit or hinder our ability to offer securities to overseas investors or remain listed in the U.S., which could cause the value of our ADSs to significantly decline or become worthless.

Based on the recent development of PRC law, there is significant uncertainty about the application and interpretation of the Law on the Promotion of Private Education, the 2021 Implementation Rules and their detailed implementation rules and regulations. We and the VIEs may be subject to significant limitations on our ability to engage in the private education business, acquire private schools, or receive payments from the VIEs and may otherwise be materially and adversely affected by changes in PRC laws and regulations.

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

However, according to the 2021 Implementation Rules, private schools providing compulsory education shall not conduct any transaction with any related party. As a result, the clauses or provisions of the exclusive management services and business cooperation agreements, in relation to related party transactions between Lianwai School and Liandu WFOE, are not legally enforceable since September 1, 2021. Therefore, we executed an acknowledgment agreement on April 20, 2022 to confirm all the terms of rights and obligations relating to Lianwai School and the directors appointed by the sponsor under the contractual arrangements in relation to Lianwai School, which shall be terminated on August 31, 2021. Since September 1, 2021, we have stopped transacting with Lianwai School. However, to keep Lianwai School providing compulsory education in operations, we continued to provide essential services without recognizing any revenues relating to such activities to schools providing compulsory education in our discontinued operations, which are key to the normal daily operation of it. As of the date of the annual report, schools providing compulsory education to which we continue to provide services have not received any further rectification requirements or penalty notices from the relevant competent authorities, and the possibility and impact of illegal risks are still unable to be assessed clearly. We are continuously assessing the impact of relevant regulations on our and the VIEs’ business and making necessary measures and efforts to comply with the requirements under these regulations and implementations, including selling Lianwai School, etc.

Furthermore, we and the VIEs entered into a series of contractual arrangements with respect to the operation of Qingtian International School on April 20, 2022. The contractual arrangements enable us to receive substantially all of the economic benefits of the VIEs in consideration for the services provided by us. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations.

In particular, the validity of our contractual arrangements may be challenged, and our corporate structure may need to be restructured to comply with the new regulations, which may be time-consuming and expensive and impose additional restrictions on our and the VIEs’ business expansion and may further adversely affect our and the VIEs’ business operations and results of operations. See “—Risks Related to Our Corporate Structure—Our and the VIEs’ private education service business is subject to extensive regulation in China. We and the VIEs may be subject to severe penalties if the PRC government finds that the agreements that establish the structure for operating our and the VIEs’ business in China do not comply with applicable PRC laws and regulations.”

Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.

We are a holding company and rely principally on dividends paid by our subsidiaries in China for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we and the VIEs may incur and paying our operating expenses. The income for our PRC subsidiaries, especially Liandu WFOE, in turn depends on the service fees paid by the VIEs. Current PRC regulations permit our subsidiaries in China to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. Pursuant to the Law on the Promotion of Private Education, sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. According to 2021 Implementation Rules, a non-profit private school should allocate no less than 10% of its audited annual non-restricted net asset increase, or a for-profit private school should allocate no less than 10% of its audited annual net income, to its development, respectively. In addition, prior to the specific Implementation Rules of the Law on the Promotion of Private Education being promulgated by the State Council and other relevant regulations promulgated by other local and regional governments, at the end of each fiscal year, each of our schools that are private schools in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. In particular, our schools that require reasonable returns must allocate no less than 25.0% of their annual net income, and our schools that do not require reasonable returns must allocate no less than 25.0% of their annual increase in the net assets of the school for such purposes. However, the relevant authorities have yet to promulgate any detailed implementation rules and regulations under the 2021 Implementation Rules. We remain uncertain as to the timing and substance of the rules under the Law on the Promotion of Private Education and the 2021 Implementation Rules to be promulgated, and how such rules will impact our operation. Furthermore, if our subsidiaries or the VIEs in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our and the VIEs’ business, financial condition and results of operations.

Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our and the VIEs’ business, as we and the VIEs routinely collect, store and use data during the conduct of the business.

We and the VIEs routinely collect, store and use data during our operations. We and the VIEs are subject to PRC laws and regulations governing the collecting, storing, sharing, using, processing, disclosure and protection of data on the Internet and mobile platforms as well as cybersecurity.

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

On December 28, 2021, the CAC published the CAC Revised Measures which further restates and expands the applicable scope of the cybersecurity review. Pursuant to the CAC Revised Measures, network platform operators grasping the personal information of more than 1 million users must apply to the office for cyber security review for cyber security review for foreign listing, and operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, as advised by our PRC counsel, Beijing DeHeng Law Offices, we do not need to apply for a cyber security review pursuant to the above regulation, given that (i) we are not in possession of personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of the annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator. However, we cannot guarantee that we will not be subject to cybersecurity review in the future. During such review, we and the VIEs may be required to suspend our operation experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources.

We and the VIEs currently have less than 100 subscribers on our digital platform such as WeChat public account. We and the VIEs have no registered users on our website. We and the VIEs only require and obtain user information after users register with us. Although we believe we and the VIEs currently are not required to obtain clearance from the CAC for our offering under the CAC Revised Measures or the Opinions on Strictly Cracking Down on Illegal Securities Activities, we and the VIEs face uncertainties as to the interpretation or implementation of such regulations or rules, and if required, whether such clearance can be timely obtained, or at all.

The opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As the Opinions were recently issued, official guidance to act upon, and interpretation of the Opinions, remain unclear in several respects at this time. Therefore, we cannot assure you that we and the VIEs will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all.

Risks Relating to Our ADSs

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

The trading prices of our ADSs has ranged from US$7.19 to US$12.5 in 2021. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or under performance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities may affect the attitudes of investors towards China-based and U.S.-listed companies, which consequently may affect the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we and the VIEs have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenue, profit, and cash flow;

●	changes in the economic performance or market valuations of other education service providers;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, Controlling Shareholder, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	potential litigation or regulatory proceedings involving us, our officers, directors, or controlling shareholder;

●	negative publicity on our direct and indirect shareholders;

●	release or expiry of lock-up or other transfer restrictions on our outstanding shares or our ADSs; and

●	sales or perceived potential sales of additional ordinary shares or ADSs.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we and the VIEs were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our and the VIEs’ business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we and the VIEs may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our and the VIEs’ business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our and the VIEs’ business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our and the VIEs’ business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

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

Under the deposit agreement for the ADSs, if you do not give timely voting instructions to the depositary to direct how the ordinary shares underlying your ADSs are voted, the depositary shall deem you to have instructed the depositary to give us a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings unless:

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;

●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

●	the voting at the meeting is to be made on a show of hands.

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

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our and the VIEs’ business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our and the VIEs’ business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

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

This forum selection provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Our forum selection provision seeks to reduce litigation costs and increase outcome predictability. While forum selection provisions in corporate charters and by-laws are becoming more commonplace for public companies in the United States and have been upheld by courts in certain states, it is possible that in connection with any action a court could find the forum selection provision contained in our memorandum and articles of association to be inapplicable or unenforceable in such action. If a court were to find our forum selection by-law inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions and we may not obtain the benefits of limiting jurisdiction to the courts selected. If a court were to find the forum selection provision to be inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our and the VIEs’ business, financial condition and results of operations.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

Ms. Fen Ye and Mr. Wei will have the power to control the Company in all material aspects, in consideration of the following:

●	our memorandum and articles of association authorizes the board of directors to issue additional ordinary shares from time to time as the board of directors shall determine, to the extent of available authorized but unissued shares. Our memorandum and articles also authorizes the board of directors, subject to certain conditions, to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series. The board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued;

●	our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable; and

●	the board of directors has all the powers necessary for managing, and for directing and supervising, our and the VIEs’ business affairs, including among others (i) declaring dividends and distributions; (ii) exercising our borrowing powers and our mortgaging the property; and (iii) approving the transfer of shares in the Company, including the registration of such shares in our register of members.

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

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq Global Market listing standards. However, the Nasdaq Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Global Market listing standards. We have relied on and intend to continue to rely on some of these exemptions. For instance, upon our listing in October 2020, we will not:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act within one year of the initial public offering);

●	have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or

●	have regularly scheduled executive sessions with only independent directors each year.

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

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income, or the asset test. Although the law in this regard is not entirely clear, we treat the consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the consolidated VIEs for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill, we do not presently expect to be classified as a PFIC for the current taxable year and/or the foreseeable future.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Lixiang Education Holding Co., Ltd. was incorporated as an exempted company under the laws of the Cayman Islands with limited liability in September 2018, to be our holding company. We conduct business through our PRC subsidiaries and the VIEs with which we have a series of contractual arrangements. On October 1, 2020, our ADSs commenced trading on the NASDAQ Global Market under the symbol “LXEH.” We raised from our initial public offering approximately US$26.2 million in net proceeds after deducting underwriting commission and related costs and expenses.

Prior to August 31, 2021, we and the VIEs primarily operated primary and secondary school in Baiyun campus and Yijing campus—Featured Division of Lianwai School through a series of contractual arrangements between us and the VIEs. Under the 2021 Implementation Rules which took effect on September 1, 2021, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. In particular, the prohibition over related party transactions has significantly affected the enforceability of the exclusive management services and business cooperation agreements among Liandu WFOE and Lianwai School providing compulsory education. Therefore, we re-assessed our control over Lianwai School. Based on the relevant accounting standard in accordance with U.S. GAAP, we have concluded that we have lost control of Lianwai School since August 31, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of Lianwai School. In light of such regulatory developments, on April 20, 2022, we entered into an acknowledgment agreement of contractual agreements with Lianwai School and respective directors, to confirm all the terms of rights and obligations relating to Lianwai School and the directors appointed by the sponsor under the contractual arrangements in relation to Lianwai School, and agree among the parties that such arrangements shall have been terminated on August 31, 2021. To minimize disruptions to existing students enrolled in Lianwai School, we and the VIEs continued to offer essential services to the students. We deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements.

On August 18, 2021, Lishui Mengxiang entered into a sponsorship interests transfer agreement with Qingtian Zhongyi Education Investment in respect of the acquisition of 100% of the sponsorship interests of Qingtian International School, Lishui City, Zhejiang Province, with a total consideration of RMB23 million, and closed the transaction in November 2021. The alteration registration of the sponsorship of Qingtian International School was completed on August 24, 2021. Qingtian International School is an educational institution specialized in providing high school education to returned overseas Chinese students. We believe there is significant market potential for the growth of private higher education in the PRC. As a private provider of higher education, we are well-positioned to capture on the growth opportunities in the PRC higher education sector.

We have explored and considered business opportunities beyond high school education. We took steps to expand into online education and vocational education.

In February 2021, Liandu WFOE completed the acquisition of 100% equity stake in Hangzhou Youxi, developer of five software with computer software copyright, including among others live streaming supervision system, Android live streaming system, and Apple live streaming system, etc., for the layout of online education. The total consideration of the acquisition was RMB300,000 in cash.

In January 2022, we formed Beijing Xinxiang with Beijing R.R.Z. to provide vocational education in the healthcare industry. Lishui Mengxiang will make an equity capital contribution of RMB4,300,000 to Beijing Xinxiang in exchange for 43% equity interests in Beijing Xinxiang. Given that the board of directors of Beijing Xinxiang consists of five members, three of which shall be appointed by Lishui Mengxiang, we are able to control Beijing Xinxiang by holding more than half of the voting power in the board of directors. Therefore, the financial statements of Beijing Xinxiang will be consolidated in our annual report for the year ending December 31, 2022. We plan to provide high-quality vocational education in the health care industry to help students achieve success in the fields of nursing, emergency rescue and rehabilitation care.

In April 2022, as part of the transactions contemplated under our investment cooperation agreement with Beijing S.K. in July 2021 to expand our and the VIEs’ business into vocational education, we entered into definitive agreements to acquire 100% equity interests of Beijing P.X., which in turn holds 100% equity interests of Chuangmei Weiye and Hainan Jiangcai, and the sponsorship interests of Langfang School. As of the date of the annual report, the administrative procedures with the PRC governmental authorities to amend the registration reflecting the result of the acquisition of Langfang School have not been completed due to the effects of COVID-19 pandemic.

B. Business Overview

Our and the VIEs’ private education services used to primarily include primary and middle school education, while now turn to high school education and vocational education.

In 2003, Lianwai School was launched in Lishui City, Zhejiang Province with two campuses offering primary and middle school private education:

●	Baiyun Campus offering standard PRC curriculum programs; and

●	Yijing Campus—Featured Division offering featured PRC curriculum programs.

Under the 2021 Implementation Rules which took effect on September 1, 2021, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. In particular, the prohibition over related party transactions has significantly affected the enforceability of the exclusive management services and business cooperation agreements among Liandu WFOE and Lianwai School providing compulsory education. Therefore, we re-assessed our control over Lianwai School. Based on the relevant accounting standard in accordance with U.S. GAAP, we have concluded that we have lost control of Lianwai School since August 31, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of Lianwai School. In light of such regulatory developments, on April 20, 2022, we entered into an acknowledgment agreement of contractual agreements with Lianwai School and respective directors, to confirm all the terms of rights and obligations relating to Lianwai School and the directors appointed by the sponsor under the contractual arrangements in relation to Lianwai School, and agree among the parties that such arrangements shall have been terminated on August 31, 2021. To minimize disruptions to existing students enrolled in Lianwai School, we and the VIEs continued to offer essential services to the students. We deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements. See “Item 5. Operating and financial Review and Prospects—A. Operating Results.”

Currently, we and the VIEs mainly offer high school education services at Qingtian International School which was acquired by us in November 2021. Lishui Mengxiang completed the required registration to hold 100% sponsorship interests of Qingtian International School in August 2021. In addition to providing high school education, we and the VIEs plan to offer vocational education services at our Vocational Training Institutions.

Qingtian International School

Our high school curriculum programs offered at Qingtian International School are designed for students from overseas Chinese families returning to China who are commonly known as the overseas Chinese returnees.

The increasing population of overseas Chinese returnees and their immediate relatives in Zhejiang Province provide a growing opportunity in the private education industry. According to the Frost & Sullivan report, the population of overseas Chinese returnees (including Chinese returnees from Hong Kong and Macau) and their relatives residing in Zhejiang Province has increased from 1.2 million in 2014 to 1.5 million in 2019, representing a CAGR of 4.5%. It is expected that this number would continue to grow steadily at a CAGR of 4.0% from 2019 to 2024. Compared with local students, overseas Chinese returnees are afforded the opportunity to attend the PRC Joint Recruitment Examination for overseas Chinese returnees and students in Hong Kong, Macau and Taiwan as a parallel track. As a result, we believe our graduates who are overseas Chinese returnees have a better opportunity to attend China’s top universities, which in turn enhances our and the VIEs’ schools’ reputation in the industry and improves our prospects.

As a boarding school specialized in providing high school education to overseas Chinese returnees, Qingtian International School provides high school education by small-class teaching method and semi-military management, enabling its students to gain admission to the most prestigious colleges and universities. Qingtian International School offers ordinary PRC high school curriculum program combined with the courses designed for the PRC Joint Recruitment Examination for overseas Chinese returnees.

As of September 1, 2021, there were 524 students in 15 classes enrolled in Qingtian International School with approximately 85% of the students living on-campus. The school recorded a utilization rate of 76.9% with the capacity of 681 as of September 1, 2021. The school has on-campus canteen and provide dormitories for boarding students who live on-campus Sunday through Friday during school terms. The student dormitories implement comprehensive boarding rules and are under the dual supervision of teachers and counselors. The school also has on-campus medical staff and mental-health counselors to handle routine medical treatments and psychological counseling for students, who will promptly send the students to hospitals when necessary. Students usually wear school uniforms during school year. The school arranges third-party suppliers to provide school uniform purchasing service for the convenience of parents.

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

To facilitate parent-school communication and to timely obtain feedback from the students’ parents, Qingtian International School sets up parents committee comprising parent-representatives from each class; and maintain active social media groups on a class-wide, grade-wide and school-wide basis. The parents committees and social media groups act as a liaison between the management of the school and parents, and encourage parents to voice their opinions about the school. The school also organizes a variety of events and activities for the students’ parents. We believe these events and activities strengthened the relationship between the school and the students’ parents and contributed to creating a harmonious learning environment. The school also from time to time conducts parent satisfaction survey to obtain feedback on our teaching quality.

We believe teachers are the key to the education programs and the reputation of the school. Qingtian International School employs a team of professional teachers, which enables the school to offer a variety of mandatory and elective courses and provide moral guidance to students. As of September 1, 2021, Qingtian International School had 62 teachers, with a teacher-student ratio of 1:8.

The teachers are employed through different channels and methods, including campus recruitment, general public recruitment, candidate self-nominations and the use of online recruiting websites. The school determines the recruitment demands before advertising for recruitment. The school screens resumes received and select appropriate candidates. The hiring decision is made based on the candidates’ professional qualifications, moral qualities, professional skills, performance during trial lectures. The deliberation process involves our principals, teachers and administrative staff.

The school typically enters into one-year contracts with the newly hired teachers and will renew their contracts with longer terms only if they deliver satisfactory performance on a selective basis based on the evaluation. To uphold the school’s reputation for providing high-quality education and maintain the consistency of the teaching standards, Qingtian International School monitors teaching quality through a comprehensive evaluation system. The school performs the teacher evaluations annually. The evaluations assess attendance, classroom preparation, classroom performance, teaching quality, continuing education coursework, publications and honors and awards. The school also regularly engages external consultants specializing in education to evaluate the in-class performance of the teachers as well as the curriculum taught at school. We believe the external consultants are able to provide the teachers with meaningful feedback that enable them to improve their teaching quality.

Vocational Training Institutions

We and the VIEs plan to offer vocational education services at the Vocational Training Institutions, namely Chuangmei Weiye, Hainan Jiangcai and Langfang School which Lishui Mengxiang acquired in April 2022. As of the date of the annual report, the administrative procedures with the PRC governmental authorities to amend the registration reflecting the result of the acquisition of Langfang School have not been completed due to the effects of COVID-19 pandemic.

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

We and the VIEs plan to collaborate with Hainan Communication Senior Technical School (海南省交通高级技工学校), a reputable vocational education school in Haikou City, Hainan Province, through Hainan Jingcai to joinly design and develop curriculum programs based on the prevalent market trends and employer preferences, such as computer science application and maintenance, new energy automobile repair and maintenance, and hotel management.

Langfang School is a provincial private technical school approved by the Human Resources and Social Security Department of Hebei Province, integrating academic education, further education, and training education. We and the VIEs will take advantage of the school-operating experience and high-quality resources that the Vocational Training Institutions accumulated in the vocational education industry in the past to teach students career-focused skill sets. We and the VIEs are moving towards the goal of becoming a leading vocational training leader and offer high-quality vocational courses to enhance students’ professional skills and improve their abilities to put their knowledge into practice. With the keen demand for vocational and professional education, we believe that the essential nature of education has gone from being theoretical knowledge-based to occupation-driven.

Intellectual Property

As of December 31, 2021, we and the VIEs had 46 and two registered trademarks in the PRC and Hong Kong, respectively. As of December 31, 2021, we and the VIEs had no trademarks pending registration in the PRC. We obtained five computer software copyrights through the acquisition of Hangzhou Youxi by Liandu WFOE in February 2021. As our brand name is of material importance to our and the VIEs’ business, we and the VIEs are working to increase, maintain and enforce our rights in our intellectual property portfolio.

Seasonality

Our financial performance is subject to seasonality as each of the school years includes a winter holiday between December and January and a summer holiday between July and August. Our net income and results of operations normally fluctuate from quarter to quarter as a result of seasonal variations in our and the VIEs’ education operations. See “Item 5. Operating and financial Review and Prospects—A. Operating Results—Seasonality.”

Marketing

We and the VIEs rely primarily on our reputation as one of the leading providers of education services in Lishui City to attract high-quality students to apply for our school and do not engage in marketing and recruitment methods that require additional cost. Nevertheless, we and the VIEs enhance the public awareness of our brand name and education service offerings through word-of-mouth advertising, award and campus tours which are useful channels for prospective students and their family to learn more about our and the VIEs’ capabilities and education service offerings. We and the VIEs also from time to time formulate and implement our marketing and student recruiting plans suitable for the market to promote our school, programs and us.

Competition

The education sector in China is growing, rapidly evolving, highly fragmented and competitive. We and the VIEs face competition for students in the geographic market in which we operate.

According to the Frost & Sullivan report, we and the VIEs are one of the top ten providers of private primary and secondary school education in Zhejiang Province and the largest private primary and middle school education in Lishui City as measured by students enrolled on a monthly average basis for the 2019/2020 school year. As of the date of the annual report, we and the VIEs are still one of the pioneers in the industry to provide education services in Zhejiang Province. With a successful track record of operation, we and the VIEs have gained a strong reputation in Zhejiang Province, especially in Lishui City, which in turn attracts more high-quality students and teachers and helps forming a virtuous cycle. We believe that the principal competitive factors in our relevant markets include academic performance of students, brand and reputation, quality of educational programs, operating experience, types of educational programs, tuition, students and parent satisfaction rate, student progression rate and ability to attract and retain high quality teachers and staff. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— We face intense competition in the education industry and we may fail to compete effectively.”

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our and the VIEs’ business activities in China.

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

As of the date of the annual report, our and the VIEs’ high school education services fall within restricted industries for foreign investors, and the primary and middle school which cover compulsory education fall within prohibited industries for foreign investors. We conduct business operations through the Variable Interest Entities. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China” for details.

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

As disclosed in our prospectus dated September 30, 2020, our wholly-owned PRC subsidiary, Liandu WFOE entered into a series of contractual arrangements for our operation in the PRC, pursuant to which Liandu WFOE receives the economic benefits from Lishui Mengxiang and Lianwai School, the PRC Variable Interest Entities of which we have power to control the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which Liandu WFOE has an exclusive option to purchase all or part of the equity interests and all or a portion of the assets at the minimum price possible to the extent permitted by PRC law (collectively, the “VIEs”). We understand that the 2021 Implementation Rules may have retrospective effect, such that the aforesaid contractual arrangements may be deemed to violate the 2021 Implementation Rules and any related rules and regulations, which may lead to certain adverse outcome, including, among others, the loss of the Company’s rights to direct the activities of the VIEs and to receive economic benefits from them and therefore the inability to consolidate the financial results of the VIEs into the Company’s consolidated financial statements in accordance with U.S. GAAP. As a result, we concluded that we have lost ability to control Lianwai School by the end of 31 August 2021, immediately before the 2021 Implementation Rules became effective and the financial results of Lianwai School would no longer be consolidated into our company’s consolidated financial statements since September 1, 2021, and the net assets of Lianwai School were deconsolidated from the consolidated financial statements of our company as at August 31, 2021.

Nevertheless, the local governments and their education authorities will generally issue detailed rules, guidelines or opinions on the interpretation, application and implementation of the upper-level laws after they come into effect, and the local government and education authorities in Zhejiang Province have not yet issued such rules, guidelines or opinions on the interpretation, application and implementation of the Implementation Rules as of the date hereof. We and the VIEs are closely monitoring the developments of the Implementation Rules and is carefully evaluating the possible impact of the 2021 Implementation Rules on its business development and financial performance. We and the VIEs are also proactively seeking guidance from and cooperating with government authorities in connection with its efforts to comply with the 2021 Implementation Rules and any related rules and regulations.

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

As of the date of the annual report, we and the VIEs have not yet received any formal notification from the competent authorities of Qingtian County requiring us to complete the classified registration of Qingtian International School as a for-profit or non-profit school.

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

Given that the guidelines aim at the education service providers for students at the stage of compulsory education, Qingtian International School and Vocational Training Institutions are not involved.

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

In June 2021, the Vocational Education Law of the People’s Republic of China (Revised Draft) (the “Revised Draft”) was submitted to the 29th meeting of the Standing Committee of the 13th National People’s Congress for consideration and public opinions were solicited thereon. The Revised Draft provides that vocational education and regular education are of the same importance. Besides, the country encourages the government and social organisations to participate in vocational education and the establishment of vocational education systems, and also gives support to the eligible enterprises or social organisations implementing vocational education according to regulations.

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

As of the date of the annual report, the schools’ canteens have acquired the applicable food operation licenses. In addition, we and the VIEs have submitted the recruitment of security personnel with competent authority for record.

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

As of the date of the annual report, we and the VIEs have the land-use rights of eight (8) pieces of land and the property ownership of twenty-five (25) buildings legally.

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

The Data Security Law of the PRC was passed by the Standing Committee of the 13th NPC at the 29th Session on June 10, 2021 and came into effect on September 1, 2021. The Data Security Law requires the data processor to establish and improve a whole-process data security management system, organize data security education and training, and take corresponding technical measures and other necessary measures to safeguard data security. In conducting data processing activities by using the Internet or any other information network, the data processor shall perform the above data security protection obligations on the basis of the hierarchical cybersecurity protection system. Any violation of the provisions and requirements under the Data Security Law may subject a data processor to rectifications, warnings, fines, suspension of the related business, revocation of licenses or even criminal liabilities.

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

As of the date of the annual report, we have five software with computer software copyright which are relevant to our future business through the ownership of Hangzhou Youxi by our wholly-owned subsidiary Liandu WFOE, including among others live streaming supervision system, Android live streaming system, and Apple live streaming system, etc.

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

As of the date of the annual report, we and the VIEs lawfully hold 46 registered trademarks in the PRC.

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

As of the date of the annual report, we and the VIEs have executed labor contracts with all of our employees in accordance with applicable PRC laws.

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

As of December 31, 2021, we and the VIEs had made social insurance contribution for the PRC-based employees based on the relevant PRC laws and regulations and practical measures.

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

As of December 31, 2021, we and the VIEs had made housing fund contribution for the PRC-based employees based on the relevant PRC laws and regulations and practical measures.

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

C. Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities as of the date of the annual report:

Notes:

(1)

The sponsorship registration of Qingtian International School was changed to Lishui Mengxiang in August 2021. We are in the process of filing the relevant application pursuant to the PRC national and local regulations (including Zhejiang Province and Lishui City) of classification registration of private schools. As of the date of the annual report, we have not received notice from the competent authorities of Qingtian County on the classified registration of private schools. Liandu WFOE entered into a series of contractual arrangements with respect to our operation of Qingtian International School in April 2022, which arrangements took effect on August 31, 2021.

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

Prior to August 31, 2021, we and the VIEs primarily operated primary and secondary school in Baiyun campus and Yijing campus—Featured Division of Lianwai School through a series of contractual arrangements with Lishui Mengxiang, which enabled us to (i) exercise the power over our Lishui Mengxiang and Lianwai School, (ii) have the exposure or rights to variable returns from our involvement with Lishui Mengxiang and Lianwai School, and (iii) exercise the ability to affect those returns through use of its power over Lishui Mengxiang and Lianwai School.

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

On April 20, 2022, Liandu WFOE entered into a series of contractual arrangements with the VIEs, shareholders of Lishui Mengxiang and the Council Members of Qingtian International School, which enables us to (i) exercise the power over our Lishui Mengxiang and Qingtian International School, (ii) have the exposure or rights to variable returns from our involvement with the VIEs, and (iii) exercise the ability to affect those returns through use of its power over the VIEs.

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

Exclusive Call Option Agreement. Under the Exclusive Call Option Agreement dated April 20, 2022, Ms. Fen Ye, Ms. Fang Ye and Ms. Hong Ye, or the shareholders of Lishui Mengxiang have irrevocably granted Liandu WFOE or its designated purchaser the exclusive right to purchase all or part of the direct and/or indirect equity interests of Lishui Mengxiang, or the Equity Call Option. The purchase price payable by Liandu WFOE or its designated purchaser in respect of the transfer of Lishui Mengxiang’s direct and/or indirect equity interest or equity interests shall be at the lowest price permitted under the PRC laws and regulations. Liandu WFOE or its designated purchaser shall have the right to purchase such proportion of Lishui Mengxiang’s interest in Qingtian International School and/or other equity interest of Lishui Mengxiang as it decides at any time. Qingtian International School provides high school education services, in which case the foreign investors are restricted to hold equity interests of Lishui Mengxiang, Qingtian International School’s sponsor, in accordance with the current PRC laws and regulations. If and when the PRC laws and regulations allow Liandu WFOE or us to directly hold all or part of the school sponsor interests in Qingtian International Schooland/or all or part of other equity interests of Lishui Mengxiang and operate competent education business in the PRC, Liandu WFOE shall issue the notice of exercise of such equity call option as soon as practicable, and the percentage of interests to be purchased upon exercise of such Equity Call Option shall be no less than the maximum percentage allowed to be held by Liandu WFOE or its designated purchaser under the PRC laws and regulations. Such equity transfer price is not expressly provided for in the current PRC laws and regulations and it is uncertain whether it may be further regulated by future PRC laws and regulations. Pursuant to the Exclusive Call Option Agreement, all taxes and fees associated with the equity transfer shall be paid by Lishui Mengxiang’s shareholders and/or the direct equity holders of the VIEs upon the transfer. In the absence of written consent from Liandu WFOE, except as otherwise described in the Exclusive Call Option Agreement, Lishui Mengxiang and its shareholders shall not sell, transfer, assign or otherwise dispose of or create any encumbrance on any of Lishui Mengxiang’s assets, businesses or equity interests or procure separation or merge with any other entities. Furthermore, without written consent from Liandu WFOE, Lishui Mengxiang may not terminate any material contracts or enter into any other contracts which may contradict such material contracts, incur any indebtedness or provide any loan or guarantee to a third party, except as disclosed to Liandu WFOE, or alter the nature or scope of its business. The Exclusive Call Option Agreement will remain in force during the operation term of VIEs and any periods that are renewable pursuant to the PRC laws, and will terminate automatically when Liandu WFOE and/or its designated entities fully exercised their options to purchase all the equities of VIEs in accordance with this agreement. In addition, unless otherwise stipulated by laws, this agreement may not be terminated by Lishui Mengxiang or its shareholders unilaterally, but may only be terminated by Liandu WFOE after notice in advance.

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

The appointed Council Members of Qingtian International School from Lishui Mengxiang has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as school sponsor of Qingtian International School to the extent permitted by the PRC laws. These rights include, but are not limited to: (a) acting as the agent of Qingtian International School’s Sponsor to attend the council meeting of Qingtian International; enjoying the right to speak, propose, vote, elect and stand for election, and the right to know, propose and supervise council meeting and business activities carried out by Qingtian International School; (b) exercising the voting rights on behalf of Qingtian International School’s Sponsor for all matters requiring discussion and resolution of the council; (c) proposing to convene a council meeting of Qingtian International School; (d) signing the council meeting minutes, council meeting resolutions or other legal documents that the Appointed Council Members has the right to sign as the council member of Qingtian International School; (e) instructing the legal representative, the financial, business and administrative chiefs, etc. of Qingtian International School to act in accordance with the Trustee’s intention; (f) exercising other rights of the council member and council members’ voting rights under the articles of association (including any other council members’ voting rights as stipulated in the amended articles of association) of Qingtian International School; (g) handling legal procedures containing registration, examination and approval and license of schools at the competent departments of government; and (h) any other rights of the Council Member as pursuant to the applicable PRC laws, regulations and the articles of association (as amended from time to time) of Qingtian International School. In addition, each of Lishui Mengxiang and the Council Members of Qingtian International School have irrevocably agreed that (i) Liandu WFOE may delegate its rights under the Proxy Agreement for School’s Sponsors and Council Members to the directors of Liandu WFOE or its designated person, without prior notice to or approval by Lishui Mengxiang and the Council Members of Qingtian International School; and (ii) any person as successor of civil rights of Liandu WFOE or liquidator by reason of subdivision, merger, liquidation of Liandu WFOE or other circumstances shall have authority to replace Liandu WFOE to exercise all rights under the Proxy Agreement for School’s Sponsors and Council Members.

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

Equity Pledge Agreement. Pursuant to the Equity Pledge Agreement dated April 20, 2022, the shareholders unconditionally and irrevocably pledged all of their equity interests in Lishui Mengxiang to Liandu WFOE to guarantee performance of the obligations of the VIEs under the Exclusive Call Option Agreement, Business Cooperation Agreement, Exclusive Technical Service and Business Consulting Agreement, Proxy Agreement for Shareholders, Proxy Agreement for School’s Sponsors and Council Members and Loan Agreement, each as described above the shareholders of Lishui Mengxiang agreed that without prior written consent of the PRC WFOE, they shall not transfer or dispose of the pledged equity interests, or create or allow any encumbrance on the pledged equity interests. Unless otherwise stipulated by laws, this agreement may not be terminated by Lishui Mengxiang or the shareholders of Lishui Mengxiang unilaterally, but may only be terminated by the Liandu WFOE after notice in advance. The equity pledge agreement remains in full force and effect until all of the obligations under the contractual arrangements have been duly performed or the guaranteed debts are duly paid. The pledge of equity interests in Lishui Mengxiang has been duly registered with the local branch of SAIC and is effective upon such registration.

After consulting with our PRC legal counsel Beijing DeHeng Law offices, we are of the view that:

●	the ownership structures of Liandu WFOE and the VIEs currently will not violate any applicable PRC law, regulation, or rule currently in effect; and

●	the contractual arrangements among Liandu WFOE, the VIEs, Ms. Fen Ye, Ms. Hong Ye and Ms. Fang Ye, Qingtian International School and Qingtian International School’s Council Members governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect.

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

D. Property, Plants and Equipment

Our headquarters are located in Lishui City, Zhejiang Province, the People’s Republic of China. As of December 31, 2021, we and the VIEs owned the land use rights for eight parcels of land in the PRC with a total site area of approximately 104,739 sq.m. We and the VIEs also owned 25 buildings with a total gross floor area of approximately 86,518 sq.m.

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

On June 9, 2021, Qingtian International School as the tenant entered into two lease agreements with the third parties as the landlords. The leases cover the properties with a total aggregate area of approximately 840 sq.m, and the leases for this space will expire in August 2024. Such leased properties serve as the teacher dormitories for Qingtian International School. We believe that there is sufficient supply of properties in China, and thus we do not rely on existing leases for our and the VIEs’ business operations. The term of each of these leases is for three years from 26 August, 2021 and the rental fees was RMB336,000 in total for three years.

Pursuant to the applicable PRC laws and regulations, parties to a lease agreement are required to file the lease agreements for registration and obtain property leasing filing certificates for their leases. As of the date of the annual report, we and the VIEs had not completed lease registration of the properties we and the VIEs leased in China. Although failure to register or file a lease does not in itself invalidate the leases, we and the VIEs may be required by relevant government authorities to file the lease agreements to complete the registration formalities and may be subject to a fine for non-registration within the prescribed time limit, which may range from RMB1,000 to RMB10,000 per lease agreement. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Business and Industry.”

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

Overview

We and the VIEs are a prominent private primary and secondary education service provider in Lishui City, Zhejiang Province. According to the Frost & Sullivan report, we and the VIEs were one of the top ten private primary and secondary education institutes in Zhejiang Province in terms of the students enrolled on a monthly average basis for the 2019/2020 school year. We and the VIEs ranked second among the top private primary and secondary education institutes and second among the top private primary and middle school (excluding high school) education institutes in Lishui City both in terms of the students enrolled on a monthly average basis for the 2019/2020 school year. As of the date of the annual report, we and the VIEs are still one of the pioneers in the industry to provide education services in Zhejiang Province.

In 2003, Lianwai School was launched in Lishui City, Zhejiang Province. Prior to August 31, 2021, we and the VIEs primarily operated primary and secondary school in Baiyun campus and Yijing campus—Featured Division of Lianwai School through a series of contractual arrangements with Lishui Mengxiang, which enabled us to (i) exercise the power over Lishui Mengxiang and Lianwai School, (ii) have the exposure or rights to variable returns from our involvement with Lishui Mengxiang and Lianwai School, and (iii) exercise the ability to affect those returns through use of its power over Lishui Mengxiang and Lianwai School.

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

We and the VIEs mainly offer high school education services at Qingtian International School which was acquired by Lishui Mengxiang in November 2021. Lishui Mengxiang completed the required registration to hold 100% sponsorship interests of Qingtian International School in August 2021. On April 20, 2022, Liandu WFOE entered into a series of contractual arrangements with the VIEs, shareholders of Lishui Mengxiang and the Council Members of Qingtian International School, which enables us to (i) exercise the power over our Lishui Mengxiang and Qingtian International School, (ii) have the exposure or rights to variable returns from our involvement with the VIEs, and (iii) exercise the ability to affect those returns through use of its power over the VIEs.

We and the VIEs have explored and considered business opportunities beyond high school education. We and the VIEs took steps to expand into online education and vocational education. In February 2021, Liandu WFOE completed the acquisition of 100% equity interests of Hangzhou Youxi for the layout of online education. In January 2022, Lishui Mengxiang formed Beijing Xinxiang with Beijing R.R.Z. to provide vocational education in the healthcare industry. Given that the board of directors of Beijing Xinxiang consists of five members, three of which shall be appointed by Lishui Mengxiang, we are able to control Beijing Xinxiang by holding more than half of the voting power in the board of directors. Therefore, the financial statements of Beijing Xinxiang will be consolidated in our annual report for the year ending December 31, 2022.

In April 2022, as part of the transactions contemplated under our investment cooperation agreement with Beijing S.K. in July 2021 to expand our and the VIEs’ business into vocational education, Lishui Mengxiang entered into definitive agreements to acquire 100% equity interests of Beijing P.X., a wholly-owned subsidiary of Beijing S.K., which in turn holds 100% equity interests of Chuangmei Weiye and Hainan Jiangcai, and the sponsorship interests of Langfang School. As of the date of the annual report, the administrative procedures with the PRC governmental authorities to amend the registration reflecting the result of the acquisition of Langfang School have not been completed due to the effects of COVID-19 pandemic.

Our net revenues for continuing operation were RMB13.4 million, RMB25.7 million and RMB34.4 million (US$5.4 million) in 2019, 2020 and 2021, respectively. We had net income RMB47.2 million and RMB33.6 million in 2019, 2020 and we had net loss RMB243.8 million (US$38.3 million) and 2021.

Major Factors Affecting Our Results of Operations

We believe that our results of operations are affected by the following factors:

Demand for Private Education in Zhejiang Province and the Rest of China

We and the VIEs currently offer the private education services in Zhejiang Province, China. Our and the VIEs’ operations are driven by the growth of demand for private education in Zhejiang Province and the rest of China. As one of the provinces with the highest per capita disposable income, Zhejiang Province has been a pioneer region for private primary and secondary education in China. The demand for private high schools is robust in Zhejiang Province. Penetration of private schools in China increased over the past five years, which has indicated that an increasing number of students have chosen to go to private schools instead of public ones and this trend is likely to continue in the future. The development of private education markets are driven by a number of factors, including increasing urbanization and associated increased demand for private education, diversified course offerings, improved quality of private education and continuous government support. We believe that these factors will continue to have an impact on the demand for the private education market in Zhejiang Province and the rest of China, which may in return affect our results of operations.

Level of our and the VIEs’ student enrollment

Our net revenues and profitability are dependent on the level of student enrollment at our schools. According to the Frost & Sullivan report, we and the VIEs were one of the top ten private primary and secondary education institutes in Zhejiang Province in terms of the students enrolled on a monthly average basis for the 2019/2020 school year. The total number of students enrolled in Lianwai School was 4,558, 4,855 and 5,147 as of September 1, 2019, 2020 and 2021, respectively. The total number of students enrolled in Qingtian International School was 524 as of September 1, 2021.

Attracting students and subsequent student admission largely depends on our reputation which is mainly driven by the quality of education we and the VIEs provide. Through the years of operations, we and the VIEs have accumulated experience in developing and customizing our and the VIEs’ educational programs to continue to attract top students and teachers to our school. We believe that highly qualified and dedicated teachers are critical to ensure our quality education and the quality of the teachers will continue to play an important role in the success of our school. Accordingly, we and the VIEs provide various training opportunities to the teachers, such as overseas school visits, education expert seminars and continuous studies. The teachers’ assessments are performance-based, and we provide incentives based on the quality of teaching. We believe that our emphasis on high quality teachers will transform into high quality education for our students in and outside the classroom.

The student enrollment level is also affected by the capacity of the school. Qingtian International School recorded a utilization rate of 77.0% as of September 1, 2021. Subject to the capacity of the school, we expect that the number of students will increase steadily by school year as the school continue to recruit more students than graduates/withdrawals from the school.

Tuition, meal and accommodation services fees

Our net revenues generally consist of tuition, meal and accommodation fees. The tuition and accommodation service fees we and the VIEs charge are subject to approval by the competent government pricing authorities. The pricing standards on tuition and accommodation fees for diploma education applied to privately-run schools shall be determined by the competent authorities with reference to the operating costs of the schools. The base price for each privately-run school shall be approved by the competent governmental departments for both price and education, namely Lishui Development and Reform Commission and Lishui Education Bureau. The school may determine specific charging rates within applicable floating range on its own, and implement such rates after reporting to those governmental departments and making announcements to the public. For primary and middle school students, our Lianwai School’s approved base prices are (i) RMB13,000 per semester for tuition at our Baiyun Campus and RMB20,000 per semester for Yijing Campus—Featured Division, and (ii) RMB1,250 per semester for accommodation fees at our Baiyun Campus and RMB2,000 per semester for Yijing Campus—Featured Division. For high school students, our Qingtian International School’s approved base prices are RMB12,000 per semester for tuition and RMB600 per semester for accommodation fees. The floating range applicable to our Lianwai School is no more than 50% of the base prices due to high school-running costs or significant input as confirmed by the competent education department. Our tuition and accommodation fees are within the applicable floating range based on the approved base prices. In the event that we consider it necessary to increase the base prices based on the costs, we will initiate communications with the competent price authority which will issue a written notice instructing us the required application materials to be submitted. The new charging rates will be determined and issued after on-site examination and review of the materials by the competent price authority. The processing time of this procedure is approximately one to two months. The tuition rates we and the VIEs charge are typically based on the demand for our and the VIEs’ educational programs, the cost of operations, the tuition rates charged by our competitors, our pricing strategy to gain market share and general economic conditions in China and the areas in which our campuses are located. We believe high-quality educational resources and school infrastructure will allow us and the VIEs to raise our tuition rates to the extent permitted by the government. We believe that we and the VIEs remain competitive leveraging on our reputation and our ability to attract and retain students even if we and the VIEs raise the tuition rates.

Our ability to control operating costs and expenses

Our cost of revenues primarily consists of salaries and welfare for the teachers, utilities and costs for food, books and school uniforms. Our general and administrative expenses primarily consist of salaries and welfare for our administrative staff and office expenses. Our profitability depends, in part, on our ability to control our operating costs and expenses. We and the VIEs highly value the teachers and invest in the teachers heavily, through extensive training opportunities and competitive compensation levels. The number of teachers employed by Lianwai School was 322, 351 and 370 as of September 1, 2019, 2020 and 2021, respectively. The number of teachers employed by Qingtian International School was 62 as of September 1, 2021. Salaries and welfare for the teachers increased by 8.7% from RMB84.9 million in 2020 to RMB92.3 million (US$14.5 million) in 2021. Salaries and welfare for the teachers increased 19.7% from RMB70.9 million in 2019 to RMB84.9 million (US$13.0 million) in 2020. Our strategy is to maintain and attract more high-quality teachers, by continuing to increase teachers’ salaries and other benefits from time to time to maintain our competitiveness in the market. As we and the VIEs continue to increase our student base and expand our operations, our utilities, costs for food, books and school uniforms and general and administrative expenses may increase accordingly. Our capability to effectively control operating costs and expenses will continue to affect our results of operations.

Seasonality

Our financial performance is subject to seasonality as each of the school years includes a winter holiday between December and January and a summer holiday between July and August. Our net income and results of operations normally fluctuate from quarter to quarter as a result of seasonal variations in our education operations. The students and their parents typically pay the tuition and other fees prior to the commencement of a semester, and we recognize revenue generated from tuition and other fees on a straight-line basis over the semester. We and the VIEs typically incur higher upfront operating expenses in the third fiscal quarter at the start of each school year. As a result of the combination of the forgoing, we have historically recorded significantly lower net income in the first and third fiscal quarters, primarily due to our school being closed due to the winter and summer holidays, when no revenue from our school operations is recognized.

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

Rental revenue from Lianwai School refers to premises we and the VIEs own and lease to Lianwai School as its school facilities before August 31, 2021. Our subsidiary, Xianke, established in August 2020, also offers meal procurement services to Lianwai School and charges meal fee based on the actual procurement. Given that such services offered to Lianwai School may be continued or provided to other third parties in compliance with the PRC laws, the revenue generated from Lianwai School were still recast in the continuing operations of the current and comparative period financial statements without being eliminated in consolidation. Under the 2021 Implementation Rules, private schools providing compulsory education is prohibited from being controlled through contractual arrangement and conducting transactions with its related parties. As a result, we terminated the contractual arrangements with respect to Lianwai School on August 31, 2021. However, in order to keep Lianwai School in daily operation, we and the VIEs continued to provide essential services without recognizing any revenues relating to Lianwai School from September 1, 2021. For the years ended December 31, 2019, 2020 and 2021, revenue from Lianwai School were RMB9.3 million, RMB20.6 million and RMB25.0 million, respectively.

Revenue from related parties refers to the rental income generated from premises we and the VIEs own and lease to Lishui Yuanmeng Training Company Limited as a training venue and to Liandu Foreign Language School Kindergarten as its kindergarten facilities. We ceased to lease our non-education space to Lishui Yuanmeng Training Company Limited after February 28, 2021. According to the lease agreement entered into with Lianwai Foreign Language School Kindergarten, the term of lease is three years commencing from January 2019 to January 2022. For the years ended December 31, 2019, 2020 and 2021, revenue from related parties were RMB2.4 million, RMB1.7 million and RMB0.9 million, respectively.

The third parties rented our school non-education space for grocery stores, selling stationeries or snacks etc. to students which were operated directly by the lessee. The total rental revenue for third parties rental was RMB952.4 thousands, RMB104.8 thousands and RMB76.2 thousands for the years ended December 31, 2019, 2020 and 2021, respectively.

In August, 2021, Lishui Mengxiang acquired 100% of the sponsorship interests of Qingtian International School. Qingtian International School offered high school education services and our high school curriculum programs were designed for students from overseas Chinese families returning to China who were commonly known as the overseas Chinese returnees. Qingtian International School offers high school curriculum programs and accommodation service to the students, and generally charge the students tuition and accommodation fees prior to the beginning of each semester. During the stay in school, students are offered meals, and meal fees are collected each time students had meal. For the 2021/2022 school year, there were 527 students admitted to Qingtian International School. For the year ended December 31, 2021, revenue generated by Qingtian International School was RMB5.0 million.

The following table sets forth the number of students enrolled at Qingtian International School as of the dates indicated.

	As of September 1,
	2021
	Number	%
Qingtian International School
Boarding	447	85.0%
Non-boarding	80	15.0%

Total	527	100.0%

In addition, we and the VIEs sell school uniform and other necessities to students in Lianwai School. For the 2019/2020, 2020/2021 and 2021/2022 school year, there were 4,545, 4,855 and 5,147 students admitted to Lianwai School. For the years ended December 31, 2019, 2020 and 2021, revenues from selling uniforms and other necessities to students were nil, RMB1.9 million and RMB1.3 million, respectively.

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

	For the year ended December 31,
	2019		2020		2021
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(in thousands, except for percentage, share and per share data)
Net revenues:
Revenue from related parties	2,373	17.7%	1,669	6.5%	907	142	2.6%
Revenue from third party	1,718	12.8%	3,410	13.3%	8,513	1,336	25.7%
Revenue from Affected Entity	9,341	69.5%	20,626	80.2%	25,017	3,926	72.6%

Total net revenue	13,432	100.0%	25,705	100.0%	34,437	5,404	100.9%
Cost of revenues	(4,765)	(35.5)%	(10,752)	(41.8)%	(17,356)	(2,724)	(50.4)%

Gross profit	8,667	64.5%	14,953	58.2%	17,080	2,680	50.5%

Operating expenses:
General and administrative expenses	(2,121)	(15.8%)	(10,124)	(39.4)%	(18,373)	(2,883)	(53.4)%

Total operating expenses	(2,121)	(15.8%)	(10,124)	(39.4)%	(18,373)	(2,883)	(53.4)%

Operating income/(loss)	6,547	48.7%	4,829	18.8%	(1,292)	(203)	(3.8)%

Interest expense	(1,738)	(12.9)%	(897)	(3.5)%	(2,393)	(376)	(6.9)%
Interest income	13	0.1%	17	0.1%	15	2	—
Other (loss)/income, net	(23)	(0.2)%	(1)	—	4,591	720	13.3%

Income before income tax expense	4,799	35.7%	3,946	15.4%	920	144	2.6%
Income tax expense	—	—	—	—	(671)	(105)	(1.9)%
Income from continuing operations, net of tax	4,799	35.7%	3,946	15.4%	249	39	0.7%

Income/(loss) from discontinued operation, net of tax	42,438	316.0%	29,639	115.3%	(244,069)	(38,300)	(708.7)%

Net income/(loss)	47,237	351.7%	33,585	130.7%	(243,820)	(38,261)	(708.0)%
Net income/(loss) attributable to the Company’s ordinary shareholders	47,237	351.7%	33,585	130.7%	(243,820)	(38,261)	(708.0)%
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax	—	—	(7,957)	(31.0%)	(4,586)	(720)	(13.3)%

Comprehensive income/(loss)	47,237	351.7%	25,628	99.7%	(248,406)	(38,980)	(721.3)%
Total comprehensive income/(loss) attributable to the Company’s ordinary shareholders	47,237	351.7%	25,628	99.7%	(248,406)	(38,980)	(721.3)%

Year ended December 31, 2020 compared to year ended December 31, 2021

Net revenues. Our net revenues increased by 34.0% from RMB25.7 million in 2020 to RMB34.4 million (US$5.4 million) in 2021, primarily due to an increase in revenue from food procurement services from Xianke and the tuition fees from Qingtian International School.

Cost of revenues. Our cost of revenues increased by 61.4% from RMB10.1 million in 2020 to RMB17.4 million (US$2.7 million) in 2021, primarily due to an increase in the cost from the operation of Qingtian International School, such as the salary and welfare of teachers, leasehold improvement fees of infrastructure and deprecation expenses.

Gross profit. As a result of the foregoing, our gross profit increased by 14.2% from RMB15.0 million in 2020 to RMB17.1 million (US$2.7 million) in 2021. Our gross margin decreased from 58.2 % in 2020 to 49.6% in 2021, primarily due to the lower gross margin for operation of Qingtian International School.

General and administrative expenses. Our general and administrative expenses increased by 81.5% from RMB10.1 million to RMB18.4 million (US$2.9 million) in 2021, primarily due to the increased salary and welfare of staffs, newly incurred expenses raised by Qingtian International School, increased consulting fees and property insurance fees.

Income/(loss) from operations. As a result of the foregoing, our income from operations decreased by 126.8% from RMB4.8 million in 2020 to loss of RMB1.3 million (US$0.2 million) in 2021.

Interest expense. Our interest expense increased by 166.7% from RMB0.9 million in 2020 to RMB2.4 million (US$0.4 million) in 2021, primarily due to increased borrowings from banks to fullfill the need of business development.

Other (loss)/income, net. Our other loss, net increased from RMB1 thousands in 2020 to net income of RMB4.6 million (US$0.7 million) in 2021, primarily due to the government grants received and gain from the acquisition of Hangzhou Youxi.

Income from operations, net of tax. As a result of the foregoing, our income from operations, net of tax decreased by 93.7% from RMB3.9 million in 2020 to RMB0.2 million (US$0.1 million) in 2021.

Income/(loss) from discontinued operations, net of tax. Our net income from discontinued operations decreased from RMB29.6 million in 2020 to net loss of RMB 244.1 million (US$38.3 million) in 2021, due to the one-off loss upon deconsolidation of Lianwai School.

Net income/(loss). Our net income decreased from RMB33.6 million in 2020 to net loss of RMB 243.8 million (US$38.3 million) in 2021, as a result of the foregoing.

Year ended December 31, 2019 compared to year ended December 31, 2020

Net revenues. Our net revenues increased by 91.4% from RMB13.4 million in 2019 to RMB25.7 million (US$3.9 million) in 2020, primarily due to an increase in rental revenue and new meal procurement services.

Cost of revenues. Our cost of revenues increased by 125.7% from RMB4.8 million in 2019 to RMB10.8 million (US$1.7 million) in 2020, primarily due to increase in operating costs of new food procurement services.

Gross profit. As a result of the foregoing, our gross profit increased by 72.5% from RMB8.7 million in 2019 to RMB15.0 million (US$2.3 million) in 2020. Our gross margin decreased from 64.5% in 2019 to 58.2% in 2020, primarily due to the lower gross margin of the new meal procurement services.

General and administrative expenses. Our general and administrative expenses increased by 377.4% from RMB2.1 million in 2019 to RMB10.1 million (US$1.6 million) in 2020, primarily due to the audit and review service fee incurred in our initial public offering and listing in 2020.

Income from operations. As a result of the foregoing, our income from operations decreased by 26.2% from RMB6.5 million in 2019 to RMB4.8 million (US$0.7 million) in 2020.

Interest expense. Our interest expense decreased by 48.4% from RMB1.7 million in 2019 to RMB0.9 million (US$0.1 million) in 2020 primarily due to our repayment of bank borrowings.

Income from operations, net of tax. As a result of the foregoing, our income from operations, net of tax decreased by 17.8% from RMB4.8 million in 2019 to RMB3.9 million (US$0.6 million) in 2020.

Income from discontinued operations, net of tax. As a result of the foregoing, our income from discontinued operations, net of tax decreased by 30.2% from RMB42.4 million in 2019 to RMB29.6 million (US$4.5 million) in 2020.

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

Consolidation of variable interest entity (VIE)

We account for entities qualifying as VIEs in accordance with Financial Accounting Standards Boards, or FASB, Accounting Standards Codification Topic 810, Consolidation, or ASC 810. In order to comply with PRC regulatory requirements restricting foreign ownership of education services in China, we have been conducting education services through VIEs.

In 2018, Liandu WFOE entered into a series of contractual arrangements, including loan agreement, exclusive call option agreement, proxy agreements and power of attorney for shareholders, proxy agreements and power of attorney for school’s sponsors and directors, equity pledge agreements, spousal undertakings, business cooperation agreement and exclusive technical services and business consulting agreements, with Lianwai School, Lishui Mengxiang and their respective shareholders. Before the 2021 Implementation Regulations became effective, as a result of our direct ownership in Liandu WFOE and the contractual arrangements relating to the VIEs and their respective shareholders, we are regarded as the primary beneficiary of the VIEs in accordance with ASC 810, and we treat them as our consolidated affiliate Chinese entities under U.S. GAAP. We have consolidated the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP.

Lianwai School

Prior to August 31, 2021, we and the VIEs primarily operated primary and secondary school in Baiyun campus and Yijing campus—Featured Division of Lianwai School through a series of contractual arrangements with Lishui Mengxiang. Under the 2021 Implementation Rules which took effect on September 1, 2021, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. In particular, the prohibition over related party transactions has significantly affected the enforceability of the exclusive management services and business cooperation agreements among Liandu WFOE and Lianwai School providing compulsory education. Therefore, we re-assessed our control over Lianwai School. Based on the relevant accounting standard in accordance with U.S. GAAP, we have concluded that we have lost control of Lianwai School since August 31, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of Lianwai School. In light of such regulatory developments, on April 20, 2022, we entered into an acknowledgment agreement of contractual agreements with Lianwai School and respective directors, to confirm all the terms of rights and obligations relating to Lianwai School and the directors appointed by the sponsor under the contractual arrangements among them, and agree among the parties that such arrangements shall have been terminated on August 31, 2021. To minimize disruptions to existing students enrolled in Lianwai School, we continued to offer essential services to the students. We deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements.

Qingtian International School

On August 24, 2021, Lishui Mengxiang acquired 100% of the sponsorship interests of Qingtian International School. Thereafter, Liandu WFOE entered into a series of contractual arrangements with the VIEs, shareholders of Lishui Mengxiang and the Council Members of Qingtian International School, including Exclusive Call Option Agreement, Proxy Agreement for School’s Sponsors and Council Members, Proxy Agreement for Shareholders, Business Cooperation Agreement, Exclusive Technical Service and Business Consulting Agreement, Equity Pledge Agreement, etc., which become effective since August 31, 2021. We have consolidated the results of Qingtian International School in our consolidated financial statements since August 31, 2021, in accordance with U.S GAAP through these VIE contractual arrangements.

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

We and the VIEs mainly offer school curriculum education services, including primary, middle and high school, to students. During the stay in schools, the students are offered meals (including breakfast, lunch, dinner and snacks) and accommodation. Meal fees and accommodation fees are collected in advance prior to the beginning of each semester in Lianwai School. Meal fees are collected each time students had meal in Qingtian International School. Schools provide school uniforms to the students with payment also made prior to the beginning of each semester. Schools ask students to purchase certain designated additional learning materials, such as after-class reading books related to the courses provided. Students may choose to either purchase from bookstores by themselves or order from the school. The payments for learning materials are collected at the end of each semester.

Pursuant to the 2021 Implementation Rules which took effect on September 1, 2021 and the deconsolidation of Lianwai School, we have not recorded the revenue of primary and middle school curriculum education services since September 1, 2021. For the fiscal year ended December 31, 2020 and for the eight months ended August 31, 2021, we and the VIEs provided operation services including rental services, and procurement services for Lianwai School. Although private schools providing compulsory education should not conduct any transaction with any related party under the 2021 Implementation Rules, to keep Lianwai School in continuing daily operation, we continued to provide essential services without recognizing any revenues relating to such activities to Lianwai School.

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

We recognize service income on a gross basis, as we and the VIEs are responsible for fulfilling the promise to provide the education, meal and accommodation services to students.

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

Sale of uniforms and learning materials

We and the VIEs sell uniform and learning materials to students. Revenue from uniform and learning materials are recognized at a point in time when control of the uniforms and learning materials have been transferred and accepted by the students.

We recognize revenue from sale of uniform and learning materials on a gross basis, as we and the VIEs control the goods before they are transferred to the students. We and the VIEs are responsible for design of uniforms and have inventory risk for the uniforms and learning materials.

Rental income

Rental income is recognized on a straight-line basis over the term of the lease.

We and the VIEs entered into lease agreements as lessor with both third parties and related parties.

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

Impact of Governmental Policies

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Regulation.”

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

Capital Expenditure

We incurred capital expenditure of RMB13 thousands, RMB3.9 million and RMB2.2 million (US$0.4 million) in 2019, 2020 and 2021, respectively, primarily in connection with the maintenance and renovation of school facilities and purchase of educational equipment. We intend to fund our future capital expenditure through our existing cash balance, bank borrowings, proceeds from the initial public offering and other financing alternatives. We will continue to incur capital expenditure to support the growth of our and the VIEs’ business.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through the wholly foreign-owned subsidiary and consolidated VIEs in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly foreign-owned subsidiary in China. Our wholly foreign-owned subsidiary in China has not historically paid any dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds. If our wholly foreign-owned subsidiary in China or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, the consolidated VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the consolidated VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE.

Furthermore, according to the Implementing Regulations for the Law of the PRC on the Promotion of Privately-run Schools currently in force, at the end of each fiscal year, our school is required to allocate a portion of its funds to the development fund for the construction or maintenance of the school properties or purchase and upgrade of teaching equipment. Our school shall also withhold at least 25.0% of our annual increase of the net assets for the same purposes.

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

F. Tabular Disclosure of Contractual Obligations

As of December 31, 2021, Lishui Mengxiang entered into lease agreements as lessee with third parties for the operation of Qingtian International School and prepaid RMB0.9 million (US$0.1 million).

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

Executive Officers

Ms. Fen Ye, aged 50, is our founder and has served as our chairlady and director since September 2018. Ms. Fen Ye founded the Company in August 2001 by establishing Lishui Mengxiang. Since 2003, Ms. Fen Ye has served as a director, chairlady and legal representative of Lianwai School. Ms. Fen Ye served as a director of Liandu Foreign Language School Kindergarten from 2014 to 2018.

Mr. Biao Wei, aged 50, is the spouse of Ms. Fen Ye and has served as our director since September 2018. Mr. Biao Wei joined us in August 2001 as the general manager of Lishui Mengxiang. Mr. Wei has been a director of Lianwai School since September 2002 and a director of Lishui Yuanmeng Training Company Limited since 2014. Mr. Biao Wei served as a director of Liandu Foreign Language School Kindergarten from 2014 to 2018. Mr. Biao Wei attended a professional program in fashion design at the Zhejiang Institute of Silk Textiles in the PRC from September 1988 to November 1991.

Ms. Fang Ye, aged 48, is the sister of Ms. Fen Ye and has served as our director since September 2018. Ms. Fang Ye joined us as a director of Lishui Mengxiang in August 2001 and has been primarily responsible for the financial matters of Lishui Mengxiang since December 2012. Since September 2002, Ms. Fang Ye has been a director of Lianwai School. Since October 2014, Ms. Fang Ye has served as our purchasing manager and treasury manager. Ms. Fang Ye obtained her bachelor’s degree in accounting from the East China University of Science and Technology in the PRC in July 2015.

Ms. Hong Ye, aged 45, is the sister of Ms. Fen Ye and has served as our director since September 2018. Ms. Hong Ye first joined us as a director of Lianwai School in September 2015. Ms. Hong Ye obtained her bachelor’s degree in business administration from the School of Continuing Education at Renmin University of China in the PRC in January 2018.

Mr. Guoliang Chen, aged 54, has served as the director and principal of Lianwai School since September 2018. He joined us in September 2013. Mr. Chen has over 30 years of experience in the education industry. From September 2012 to August 2013, he served as the principal of Liandu District Chuchou High School. From September 2005 to August 2012, he served as the principal of Liandu District Meishan High School. From September 2002 to August 2005, he was the vice principal of Tianning High School. Prior to this, he worked as the director of educational and student affairs in Dayang Road School from September 1994 to August 2002. From February 1988 to August 1994, he was the division head of language education and research in Laozhu School for Ethnic Minorities (formerly known as Yeling High School). Mr. Chen obtained his bachelor’s degree from Zhejiang Education University in the PRC in June 1994. He graduated from Lishui Teachers Training College in the PRC in January 1988. He completed his master’s degree in education in Zhejiang Normal University in the PRC in September 2000. Mr. Chen was qualified as a senior high school teacher in November 2002. In September 2016, he was awarded the 26th Spring Silkworm Award by the Zhejiang Province Education Foundation. In August 2015, Mr. Chen was awarded 2014 Excellent Principal by Lishui Liandu District Education Bureau. In September 2012, he was awarded the first class award on education quality management by Liandu District Education Bureau and Top 10 Education Role Model by the People’s Government of Lishui Liandu District. In January 2010, Mr. Chen was awarded 2008-2009 Lishui Education and Research Outstanding Individual. In August 2009, September 2011, September 2012 and August 2015, Mr. Chen was awarded the title of Liandu Excellent Educator. In September 2004, he was awarded as the 2003 Liandu District Excellent Teacher 2003 by Liandu District Education Bureau.

Mr. Luoyuan Ye, aged 40, has served as the chief financial officer of the Company since August 1, 2021. Since April 2014, Mr. Ye has served as the Founding Partner of Guangdong Jinshi Capital Co., Ltd., a financial advisory company, where he provides financial advisory services for Chinese companies listed in overseas capital markets. Since April 2020, Mr. Ye has served as an independent director of Chenghe Technology Co., Ltd. From October 2011 to March 2014, Mr. Ye served as the Investment Director of Xiangrong (Tianjin) Investment Management Limited Partnership. From October 2008 to July 2010, Mr. Ye served as a manager of Beijing office of Marcum Bernstein & Pinchuk LLP. From July 2004 to September 2008, Mr. Ye served as a senior auditor of PricewaterhouseCoopers Zhong Tian LLP Guangzhou Branch. Mr. Ye received his dual bachelor degrees in business management and science from Sun Yat-sen University and is a member of Chinese Institute of Certified Public Accountants (CICPA) and American Institute of Certified Public Accountants (AICPA). Mr. Ye is also a China Certified Tax Agent (CICTA).

Non-executive Directors

Mr. Teck Yong Heng, aged 48, has served as our independent director since September 30, 2020. Mr. Heng currently serves as the managing partner of C2Partners, or C-Squared Partners, a China focused consumer sector private equity fund. Before founding C-Squared Partners, he was the managing director in QianHai Fund of Funds (“Qianhai FoF”), where he led and recommended public and private equity direct investments in addition to commitments into private equity/venture capital funds. Prior to QianHai FoF, he worked at Temasek Holdings, Pavilion Capital, Arthur Andersen, Singapore Power and Cambridge Associates. Mr. Heng graduated from Nanyang Technological University with a bachelor’s degree in Accountancy (Honors). He is also an alumni of Harvard Business School and attended its General Management Program. He is a Chartered Financial Analyst (CFA), Chartered Accountant (CA), Financial Risk Manager (FRM) and a member of Singapore Institute of Directors.

Mr. Yan Kit Lee, aged 51, has served as our independent director since September 30, 2020. He was a director and chief executive officer of National Arts Travel Limited (principally engaged in providing travel related products), which is a subsidiary of National Arts Group Holdings Limited (“NA Group”) (HKEx Stock Code: 8228), since February 2019 and June 2018, respectively to March 2022. Mr. Lee was appointed as the chief operating officer of NA Group from May 2020 to January 2022. Since October 2020, Mr. Lee has also been a director of Skyyer MediaX Limited (principally engaged in provision of digital marketing, media relations and public relations services). Meanwhile, Mr. Lee has been an independent non-executive director (also a member of audit committee, remuneration committee and nomination committee) of C-Link Squared Limited (HKEx Stock Code: 1463) (principally engaged as outsourced document management services provider and related software application and enterprise software solutions developer) since March 2020. Mr. Lee has also been an independent non-executive director (also a member of audit committee and nomination committee, and the chairman of remuneration committee) of Landrich Holding Limited (HKEx Stock Code: 2132) (a contractor company having a long history of undertaking construction works in Hong Kong) since October 2020. Mr. Lee was a volunteer director of Sowers Action (Non-Governmental Organization) from October 2016 to October 2018, and has been a vice chairman of its board of directors since October 2018. Mr. Lee is and has been a founding director of Hong Kong Young Chief Officers’ Association since November 2017 and was appointed as the president of the external affairs committee since December 2018. Mr. Lee has also been awarded by Hong Kong Shue Yan University as an industrial advisor to the bachelor of business administration (honours) in digital marketing program since July 2020. Mr. Lee was successfully elected as the 5th “Outstanding Chinese Youth of the World” from Outstanding Chinese Culture Association in June 2020. Mr. Lee has over 20 years of abundant experience in the banking and financial industry as well as public relations and market strategy. Mr. Lee has been the director of Hoyan Group International Limited since September 2016. Mr. Lee served as the president of SBG Holdings Limited (principally engaged in the operation of beauty medical centers) between September 2016 and September 2017 and the chief marketing officer of HKST Group Holdings Limited (principally engaged in travel services and education consultancy business) between September 2016 and May 2018. Prior to 2016, Mr. Lee worked at Dah Sing Bank Limited, Standard Chartered Bank (HK) Limited, DBS (Hong Kong) Limited, Wing Hang Bank Limited (currently known as OCBC Wing Hang Bank) and Sin Hua Bank Ltd., Hong Kong branch (currently known as Bank of China (Hong Kong) Limited). Mr. Lee obtained his Bachelor of Arts Degree (with a major in economics and a minor in psychology) from the University of Manitoba in May 1993 in Canada and a certificate of business management from Ryerson Polytechnic University in June 1996 in Canada. Mr. Lee also obtained a Master of Science Degree in financial management from the University of London in the United Kingdom in December 2000.

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

Audit Committee. Our audit committee consists of three directors, namely Mr. Teck Yong Heng, Mr. Yan Kit Lee and Ms. Fang Ye. The audit committee is chaired by Mr. Teck Yong Heng. Each of Mr. Teck Yong Heng and Mr. Yan Kit Lee satisfies the “independence” requirements under Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that each of Mr. Teck Yong Heng qualifies as an “audit committee financial expert.” Our audit committee will consist solely of independent directors within one year of the initial public offering. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting and appointing auditors and pre-approving all auditing and non-auditing services permitted to be performed by such independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	meeting separately and periodically with management and our independent auditors;

●	reporting regularly to the board of directors;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	other matters that are specifically assigned to our audit committee by our board of directors from time to time;

Compensation Committee. Our compensation committee consists of three members, namely Mr. Teck Yong Heng, Mr. Yan Kit Lee and Ms. Hong Ye. The compensation committee is chaired by Mr. Yan Kit Lee. Each of Mr. Teck Yong Heng and Mr. Yan Kit Lee satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and making recommendations to the board of directors with respect to directors’ compensation;

●	reviewing and approving to the board with respect to the compensation for our chief executive officer and other executive officers;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

●	approving guidelines for senior management salary, incentive, stock option, benefit and other compensation levels; and

●	producing an annual report on executive compensation in accordance with applicable rules and regulations.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of three directors, namely Mr. Teck Yong Heng, Mr. Yan Kit Lee and Ms. Fang Ye. The nominating and corporate governance committee is chaired by Mr. Teck Yong Heng. Each of Mr. Teck Yong Heng and Mr. Yan Kit Lee satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election by the shareholders or appointment by the board of directors;

●	reviewing annually with the board of directors its current composition with regards to characteristics such as independence, age, skills, experience, diversity and availability of service to us;

●	advising the board of directors on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as monitoring our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office and responsibilities of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our register of members.

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

D. Employees

We and the VIEs had 489, 517 and 540 full-time employees (including Qingtian International School and Lianwai School) as of December 31, 2019, 2020 and 2021, respectively. Approximately 75.7% of our employees are represented by a labor union. We and the VIEs have not experienced any work stoppages, and consider our relations with the employees and the labor union to be good. The following table sets forth the number of our full-time employees categorized by function as of December 31, 2021:

Function	Number of Employees
Executive Directors and senior management	5
Teachers	370
Counselors	77
Administrative staff	12
Campus security	12
Accounting and finance staff	10
Supporting staff	54
Total	540

We invest resources in the recruitment of employees in support of our and the VIEs’ business operations. We and the VIEs have established comprehensive training programs, including training programs for newly hired teachers, collaboration with Lishui University to establish a program that offers continuing education courses for teachers and on-the-job-training, to enhance performance and service quality.

As required by PRC Laws and regulations, we and the VIEs participate in various employee social security plans for our PRC employees that are administered by municipal and provincial governments, including housing, pension, medical insurance, unemployment insurance, work-related injury insurance, maternity insurance. We and the VIEs are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

We and the VIEs maintain various insurance policies against certain risks and unexpected events, such as school liability insurance, student personal accident insurance and property insurance for vehicles. We and the VIEs also provide social security insurance including pension insurance, unemployment insurance, work related injury insurance and medical insurance for our PRC employees. We and the VIEs consider our insurance coverage to be generally in line with companies of similar industry and size in the PRC. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have limited insurance coverage” for further details of risks associated with our insurance coverage.

We and the VIEs enter into standard labor contracts with our employees. We may also enter into standard confidentiality and non-compete agreements with the executive officers. See “—C. Board Practices—Employment Agreements and Confidentiality Agreements.”

E. Share Ownership

Please refer to “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “—B. Compensation—Share Incentive Plan.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table presents information regarding the beneficial ownership of our ordinary shares as of March 31, 2022 by:

●	each person or entity that we know beneficially owns or will beneficially own more than 5% of our outstanding ordinary shares;

●	each director or executive officer who beneficially owns or will beneficially own more than 1% of our outstanding ordinary shares; and

●	all of our directors and executive officers as a group.

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

B. Related Party Transactions

Contractual Arrangements with the VIEs and Their Shareholders

In 2018, Liandu WFOE entered into a series of contractual arrangements with Lishui Mengxiang, Lianwai School, shareholders of Lishui Mengxiang and the directors of Lianwai School, which had enabled us to (i) exercise the power over our Lishui Mengxiang and Lianwai School, (ii) have the exposure or rights to variable returns from our involvement with Lishui Mengxiang and Lianwai School, and (iii) exercise the ability to affect those returns through use of its power over Lishui Mengxiang and Lianwai School.

Under the 2021 Implementation Rules which took effect on September 1, 2021, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. In particular, the prohibition over related party transactions has significantly affected the enforceability of the exclusive management services and business cooperation agreements among Liandu WFOE and Lianwai School providing compulsory education. Therefore, we re-assessed our control over Lianwai School. Based on the relevant accounting standard in accordance with U.S. GAAP, we have concluded that we have lost control of Lianwai School since August 31, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of Lianwai School. In light of such regulatory developments, on April 20, 2022, we entered into an acknowledgment agreement of contractual agreements with Lianwai School and respective directors, to confirm all the terms of rights and obligations relating to Lianwai School and the directors appointed by the sponsor under the contractual arrangements among them, and agree among the parties that such arrangements shall have been terminated on August 31, 2021. To minimize disruptions to existing students enrolled in Lianwai School, we and the VIEs continued to offer essential services to the students. We deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements.

Lishui Mengxiang completed the required registration to hold 100% sponsorship interests of Qingtian International School on August 24, 2021. On April 20, 2022, Liandu WFOE entered into a series of contractual arrangements with the VIEs, shareholders of Lishui Mengxiang and the council members of Qingtian International School, which enables us to (i) exercise the power over Lishui Mengxiang and Qingtian International School, (ii) have the exposure or rights to variable returns from our involvement with the VIEs, and (iii) exercise the ability to affect those returns through use of its power over the VIEs. These contractual arrangements include exclusive call option agreement, proxy agreements for school’s sponsors and council members, proxy agreements for shareholders, business cooperation agreement, exclusive technical service and business consulting agreement, equity pledge agreements, etc. Terms contained in each set of contractual arrangements with our PRC subsidiaries, the VIEs and their respective shareholders are substantially similar. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.”

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

Lease agreements with related parties

We and the VIEs leased certain properties and facilities to Lishui Yuanmeng Training Company Limited, a company controlled by Mr. Biao Wei, our director and chief executive officer, in which the lease was terminated on February 28, 2021. Furthermore, we and the VIEs ceased to lease our non-education space to Lishui Yuanmeng Training Company Limited after February 28, 2021. We and the VIEs also lease the school buildings and the related properties and facilities to Liandu Foreign Language School Kindergarten. In 2019, 2020 and 2021, our rental income from related parties was RMB2.4 million, RMB1.7 million and RMB0.9 million (US$0.1 million), respectively.

The terms of the leases are three years. Under the leasing agreements, we can terminate the lease at any time for cause.

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims during the course of our and the VIEs’ business. We are currently not a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our and the VIEs’ business, financial condition or results of operations.

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

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our and the VIEs’ business.

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

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us and is accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of share;

●	the instrument of transfer is properly stamped (if required);

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

●	the shares are free from any lien in favor of the Company; and

●	a fee of such maximum sum as the Nasdaq Global Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Our memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

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

Anti-Takeover Provisions Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company. As a general rule, a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of our company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control our company are perpetrating a “fraud on the minority.”

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

C. Material Contracts

We and the VIEs have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

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

This discussion applies only to a U.S. Holder that holds ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

●	banks;

●	certain financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	brokers or dealers in stocks and securities, or currencies;

●	persons who are required to use a mark-to-market method of accounting;

●	certain former citizens or residents of the United States subject to Section 877 of the Code;

●	entities subject to the United States anti-inversion rules;

●	tax-exempt organizations and entities;

●	persons subject to the alternative minimum tax provisions of the Code;

●	persons whose functional currency is other than the United States dollar;

●	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

●	persons that actually or constructively own 10% or more of our stock by vote or value;

●	persons subject to special tax accounting rules under Section 451(b) of the Code;

●	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

●	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities.

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

For purposes of the discussion below, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust, if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust on August 19, 1996 under the law in effect as of that date, a valid election is in place under applicable Treasury regulations to treat such trust as a domestic trust.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. The company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by the company in each category. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is not entirely clear, we treat the consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the consolidated VIEs for U.S. federal income tax purposes and based upon our current and projected income and assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore fluctuations in the market price of our ADSs may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

●	the amount allocated to the taxable year of distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

As an ADS holder, you will be required to pay the following under the terms of the deposit agreement:

Service		Fees
(1)	Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares, upon a change in the ADS(s)-to ordinary shares ratio, or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares)	Up to U.S.$5.00 per 100 ADSs issued
(2)	Cancelation of ADSs (e.g., a cancelation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason)	Up to U.S.$5.00 per 100 ADSs canceled
(3)	Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S.$5.00 per 100 ADSs held
(4)	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S.$5.00 per 100 ADSs held
(5)	Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S.$5.00 per 100 ADSs held
(6)	ADS Services	Up to U.S.$5.00 per 100 ADSs held on the applicable record date(s) established by the depositary
(7)	Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) transferred
(8)	Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) transferred

As an ADS holder, you will also be responsible to pay certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;

●	the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

●	certain cable, telex and facsimile transmission and delivery expenses;

●	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

●	the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

●	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

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

From the period from September 30, 2020, the date that the Form F-1 was declared effective by the SEC, to December 31, 2021, we had not used any of the net proceeds received from our initial public offering. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

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

Changes in Internal Control over Financial Reporting

Since January 1, 2021, we have taken initiatives to improve our internal control over financial reporting to address the material weaknesses that have been identified December 31, 2019 and 2020. We have adopted certain measures to improve our internal control over financial reporting including:

●	In 2021 we hired a new chief financial officer with responsibility for public disclosures, investor relations, and acquisitions

●	In 2021 we distributed internal policies and handbooks on topics such as contract management, vendor management, reimbursement management and risk control management to our employees, and conducted training seminars to ensure effective implementation

●	In 2021 we engaged an independent external consulting firm with extensive U.S. GAAP reporting experience to assist our U.S. GAAP reporting team in preparation of the annual report

●	In 2021 we engaged an external consulting firm to assist us to assess Section 404 of the Sarbanes-Oxley Act of 2002 compliance readiness and improve overall internal controls and this external consulting firm also provided a Section 404 of the Sarbanes-Oxley Act of 2002 training session to our senior employees

Other than as described above, there were no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

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

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Lixiang Education Holding Co., Ltd., its subsidiaries and its consolidated Variable Interest Entities are included at the end of this annual report on Form 20-F.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Amendment No. 3 to registration statement on Form F-1 (File No. 333-248691), filed with the Securities and Exchange Commission on September 30, 2020)

2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Amendment No. 1 to registration statement on Form F-1 (File No. 333-248691), filed with the Securities and Exchange Commission on September 22, 2020)

2.3	Form of Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares (incorporated herein by reference to Exhibit (a) to the Pre-Effective Amendment No. 1 to Form F-6 registration statement (File No. 333-249010), filed with the Securities and Exchange Commission on September 30, 2020)

2.4*	Description of securities of the Registrant registered under Section 12 of the Securities Exchange Act of 1934

4.1	2020 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.2	Form of Restricted Share Agreement (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.3	Form of Option Agreement (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.4	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.5	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.6	English translation of Business Cooperation Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School, Zhejiang Lishui Mengxiang Education Development Co., Ltd., Ye Fen, Ye Fang and Ye Hong dated October 13, 2018 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.7	English translation of Supplemental Agreement of Business Cooperation Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd., and Ye Fen, Ye Fang and Ye Hong dated November 29, 2018 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.8	English translation of Exclusive Technical Service and Business Consulting Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd. and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.9	English translation of Supplemental Agreement of Exclusive Technical Service and Business Consulting Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd. and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.10	English translation of the Second Supplemental Agreement of Exclusive Technical Service and Business Consulting Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd. and Liandu Foreign Languages School, and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated March 29, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.11	English translation of Exclusive Call Option Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong, and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.12	English translation of Supplemental Agreement of Exclusive Call Option Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong, and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.13	English translation of Equity Pledge Agreement, among Ye Fen, Ye Fang, Ye Hong, and Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Zhejiang Mengxiang Consulting Services Co., Ltd. dated October 13, 2018. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.14	English translation of Supplemental Agreement of the Equity Pledge Agreement, among Ye Fen, Ye Fang, Ye Hong and Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Zhejiang Mengxiang Consulting Services Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.15	English translation of Proxy Agreement for Shareholders granted by Ye Fen, Ye Fang and Ye Hong to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.16	English translation of Supplemental Agreement of the Proxy Agreement for Shareholders granted by Ye Fen, Ye Fang and Ye Hong to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.17	English translation of Power of Attorney granted by Ye Fen to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.18	English translation of Power of Attorney granted by Ye Fang to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.19	English translation of Power of Attorney granted by Ye Hong to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.20	English translation of Proxy Agreement for School’s Sponsors and Directors, granted by Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Ye Fen, Wei Biao, Ye Fang, Ye Hong, Chen Guoliang and Shi Jixing, to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School, dated October 13, 2018 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.21	English translation of Supplemental Agreement of the Proxy Agreement for School’s Sponsors and Directors granted by Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Ye Fen, Wei Biao, Ye Fang, Ye Hong, Chen Guoliang and Shi Jixing, to Zhejiang to Mengxiang Consulting Services Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School, dated November 29, 2018 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.22	English translation of Power of Attorney for the School’s Sponsor granted by Zhejiang Lishui Mengxiang Education Development Co., Ltd. to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.23	English translation of Power of Attorney granted by Ye Fen to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.24	English translation of Power of Attorney granted by Wei Biao to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.25	English translation of Power of Attorney granted by Ye Fang to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.26	English translation of Power of Attorney granted by Ye Hong to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.27	English translation of Power of Attorney granted by Chen Guoliang to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.28	English translation of Spouse Undertaking, granted by Wei Biao, the spouse of Ye Fen, to Ye Fen regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd., dated November 29, 2018 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.29	English translation of Spouse Undertaking, granted by Chen Jianjun, the spouse of Ye Fang, to Ye Fang regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.30	English translation of Spouse Undertaking, granted by Ji Hongfeng, the spouse of Ye Hong, to Ye Hong regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.31	English translation of Loan Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. and Zhejiang Lishui Mengxiang Education Development Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School dated October 13, 2018 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.32	English translation of Supplemental Agreement of Loan Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. and Zhejiang Lishui Mengxiang Education Development Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.33	English translation of the Equity Transfer Agreement, between Zhejiang Mengxiang Consultancy Services Co., Ltd., Gamefield Hong Kong Limited and Li Qiang dated January 27, 2021 (incorporated herein by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 30, 2021)

4.34*	English translation of the Investment Cooperation Agreement, between Lishui Mengxiang, Beijing S.K. and certain other parties affiliated with Beijing S.K. regarding the acquisition of the controlling stake in Beijing S.K. dated July 27, 2021

4.35*	English translation of the Sponsorship Interest Transfer Agreement, between Lishui Mengxiang and Qingtian Zhongyi Education Investment regarding the acquisition of 100% of the sponsorship interest of Qingtian International School dated August 18, 2021

4.36*	English translation of the Investment Cooperation Agreement, between Lishui Mengxiang and Beijing R.R.Z. regarding the formation of Beijing Xinxiang dated January 18, 2022

4.37*	English translation of Supplementary Agreement of the Investment Cooperation Agreement, between Lishui Mengxiang, Beijing S.K., Beijing P.X. and certain other parties affiliated with Beijing S.K. regarding the partial conversion of the previously issued convertible debt dated April 18, 2022

4.38*	English translation of Acknowledgment Agreement of Contractual Agreements, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. And certain other parties dated April 20, 2022

4.39*	English translation of the Business Cooperation Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated April 20, 2022

4.40*	English translation of the Exclusive Technical Service and Business Consulting Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. Qingtian Overseas Chinese International School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated April 20, 2022

4.41*	English translation of Exclusive Call Option Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated April 20, 2022

4.42*	English translation of the Equity Pledge Agreement, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong dated April 20, 2022

4.43*	English translation of the Proxy Agreement for Shareholders, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong dated April 20, 2022

4.44*	English translation of the Power of Attorney signed by Ye Fen as a shareholder dated April 20, 2022

4.45*	English translation of the Power of Attorney signed by Ye Fang as a shareholder dated April 20, 2022

4.46*	English translation of the Power of Attorney signed by Ye Hong as a shareholder dated April 20, 2022

4.47*	English translation of the Proxy Agreement for School’s Sponsor and Council Members, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated April 20, 2022

4.48*	English translation of the Power of Attorney for School’s Sponsor signed by Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated April 20, 2022

4.49*	English translation of the Power of Attorney signed by Ye Fen as a counsil member dated April 20, 2022

4.50*	English translation of the Power of Attorney signed by Ye Hong as a counsil member dated April 20, 2022

4.51*	English translation of the Power of Attorney signed by Ye Fang as a counsil member dated April 20, 2022

4.52*	English translation of the Power of Attorney signed by Li Haibo as a counsil member dated April 20, 2022

4.53*	English translation of the Power of Attorney signed by Yao Jianwei as a counsil member dated April 20, 2022

4.54*	English translation of the Spouse Undertaking signed by Wei Biao dated April 20, 2022

4.55*	English translation of the Spouse Undertaking signed by Chen Jianjun dated April 20, 2022

4.56*	English translation of the Spouse Undertaking signed by Ji Hongfeng dated April 20, 2022

4.57*	English translation of the Loan Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Qingtian Overseas Chinese International School dated April 20, 2022

4.58*	English translation of the Supplemental Agreement on the Transfer of the Target Company with Beijing S.K., Beijing P.X. and certain other parties, in respect of the confirmation on consolidating Beijing P.X. into the 2022 consolidated financial statements dated April 24, 2022

8.1*	List of Subsidiaries and VIEs of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-248691), filed with the Securities and Exchange Commission on September 9, 2020)

12.1**	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1***	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2***	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Consent of Deheng Law Offices

15.2	Consent of Frost & Sullivan (incorporated herein by reference to Exhibit 23.5 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

15.3**	Consent of WWC P.C., Independent Registered Public Accounting Firm

15.4*	Letter from PricewaterhouseCoopers Zhong Tian LLP

15.5*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH**	Inline XBRL Taxonomy Extension Schema Document

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Previously filed

**	Filed herewith

***	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to the annual report on its behalf.

Lixiang Education Holding Co., Ltd.

By:	/s/ Biao Wei
Name:	Biao Wei
Title:	Director and Chief Executive Officer

Date: December 22, 2022

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

San Mateo, California

April 28, 2022, except for Note 3, as to which the date is August 24, 2022

Lixiang Education Holding Co., Ltd.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2020 and 2021

(RMB, except share data or otherwise noted)

	As of December 31,
	2020	2021
	RMB	RMB	US$(Note 2(g))
ASSETS
Current assets:
Cash and cash equivalents	203,556,885	199,411,823	31,292,067
Inventories	1,577,330	227,600	35,715
Prepayments and other current assets	41,112	101,467,924	15,922,531
Amounts due from Affected Entity, current	8,884,600	—	—
Current assets belong to discontinued operation	265,798,189	—	—
Total current assets	479,858,116	301,107,347	47,250,313

Non-current assets:
Property and equipment, net	163,967,037	165,058,863	25,901,337
Land use rights	37,720,475	36,767,329	5,769,596
Intangible assets	11,667	254,634	39,958
Goodwill	—	26,644,407	4,181,089
Deferred tax assets	—	2,893,183	454,004
Non-Current assets belong to discontinued operation	41,482,375	—	—
Total non-current assets	243,181,554	231,618,416	36,345,984
Total assets	723,039,670	532,725,763	83,596,297

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 24,895,606 and RMB77,000,000 as of December 31, 2020 and 2021, respectively)	24,895,606	77,000,000	12,082,980
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB600,000 and RMB741,169 as of December 31, 2020 and 2021, respectively)	6,163,277	6,002,448	941,915
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB10,000 and RMB1,204,033 as of December 31, 2020 and 2021, respectively)	176,980	1,386,607	217,589
Salary and welfare payable (including salary and welfare payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 263,232 and RMB2,007,834 as of December 31, 2020 and 2021, respectively)	312,788	2,126,041	333,622
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB719,400 and RMB323,400 as of December 31, 2020 and 2021, respectively)	719,400	323,400	50,749
Taxes payable (including taxes payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB237,473 and RMB628,081 as of December 31, 2020 and 2021, respectively)	269,727	649,138	101,864
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB3,710,356 and RMB16,708,810 as of December 31, 2020 and 2021, respectively)	5,669,561	17,392,216	2,729,218
Amounts due to Affected Entity, current	254,151,621	308,782,975	48,454,786
Current liabilities belong to discontinued operation	62,799,191	—	—
Total current liabilities	355,158,151	413,662,825	64,912,723

Non-current liabilities
Non-current liabilities belong to discontinued operation	412,593	—	—
Total non-current liabilities	412,593	—	—
Total liabilities	355,570,744	413,662,825	64,912,723

Commitments and contingencies
Shareholders’ equity:
Ordinary shares (USD$0.0001 par value; 500,000,000 and 500,000,000 shares authorized, 66,667,000 and 66,667,000 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	45,198	45,198	7,093
Additional paid-in capital	181,849,003	181,849,003	28,536,077
Statutory reserves	58,217,195	59,971,836	9,410,890
Accumulated other comprehensive loss	(7,956,640)	(12,542,667)	(1,968,218)
Retained earnings/(Accumulated deficit)	135,314,170	(110,260,432)	(17,302,268)
Total shareholders’ equity	367,468,926	119,062,938	18,683,574
Total liabilities and shareholders’ equity	723,039,670	532,725,763	83,596,297

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

Lixiang Education Holding Co., Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2019, 2020 and 2021

(RMB, except share data or otherwise noted)

	Ordinary shares				Accumulated	Retained
	Number of shares	Amount	Additional paid-in capital	Statutory reserves	other comprehensive loss	earnings/ (Accumulated deficit)	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018	50,000,000	—	11,200,000	40,197,986	—	72,511,298	123,909,284
Net income for the year	—	—	—	—	—	47,236,997	47,236,997
Provision of statutory reserve	—	—	—	10,609,534	—	(10,609,534)	—
Foreign currency translation	—	—	—	—	—	—	—
Balance as of December 31, 2019	50,000,000	—	11,200,000	50,807,520	—	109,138,761	171,146,281
Net income for the year	—	—	—	—	—	33,585,084	33,585,084
Issuance of ordinary shares upon Initial Public Offering (“IPO”), net of issuance cost	16,667,000	45,198	170,649,003	—	—	—	170,694,201
Provision of statutory reserve	—	—	—	7,409,675	—	(7,409,675)	—
Foreign currency translation	—	—	—	—	(7,956,640)	—	(7,956,640)
Balance as of December 31, 2020	66,667,000	45,198	181,849,003	58,217,195	(7,956,640)	135,314,170	367,468,926
Net loss for the year	—	—	—	—	—	(243,819,961)	(243,819,961)
Provision of statutory reserve	—	—	—	1,754,641	—	(1,754,641)	—
Foreign currency translation	—	—	—	—	(4,586,027)	—	(4,586,027)
Balance as of December 31, 2021	66,667,000	45,198	181,849,003	59,971,836	(12,542,667)	(110,260,432)	119,062,938

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

Loan Agreements

Pursuant to the loan agreements entered into between Liandu WFOE and affiliate Chinese entities, and between Liandu WFOE and new VIEs, Liandu WFOE can grant interest-free loans to Lishui Mengxiang VIE with the sole purpose of providing funds necessary for the business operations and development of Lianwai School and Qingtian International School. These business loan amounts can be injected into Lianwai School and Qingtian International School as capital or other operation means, and cannot be accessed for any personal uses. There is no fixed term for each loan under the loan agreement except that Liandu WFOE can unilaterally decide when to recover the loan and the loan agreements shall remain effective during the operation term of Lianwai School and Qingtian International School and any periods that are renewable pursuant to PRC laws. Liandu WFOE has the right to unilaterally terminate these agreements after giving notice in advance, including that Liandu WFOE and/or its designated entities have fully exercised their options to purchase all the (direct and indirect) equities held by Nominee Shareholders of the relevant VIE in accordance with the Exclusive Call Option Agreements (as described in the following paragraph), while the shareholders of such consolidated affiliated Chinese entities have no right to unilaterally terminate these agreements. As of December 31, 2020 and 2021, no loans have been granted yet.

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

(d)	Combined financial information of the VIEs

The following combined financial information of the Group’s VIEs as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2(g))
ASSETS
Current assets:
Cash and cash equivalents	398,952	1,453,323	228,058
Amounts due from inter-company entities	62,261,945	51,536,540	8,087,208
Prepayments and other current assets	6,140	100,990,604	15,847,630
Current assets belong to discontinued operation	265,798,189	—	—
Total current assets	328,465,226	153,980,467	24,162,896

Non-current assets:
Property and equipment, net	162,463,014	164,037,622	25,741,082
Land use rights	37,720,475	36,767,329	5,769,596
Intangible assets	11,667	6,667	1,046
Goodwill	—	26,644,407	4,181,089
Non-current assets belong to discontinued operation	41,482,375	—	—
Total non-current assets	241,677,531	227,456,025	35,692,813
Total assets	570,142,757	381,436,492	59,855,709
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	24,895,606	77,000,000	12,082,980
Accounts payable	600,000	741,169	116,306
Deferred revenue, current	10,000	1,204,033	188,939
Salary and welfare payable	263,232	2,007,834	315,073
Amounts due to related parties	719,400	323,400	50,749
Tax payable	237,473	628,081	98,560
Amount due to inter-company entities	—	16,754,595	2,629,162
Accrued liabilities and other current liabilities	3,710,356	16,708,810	2,621,977
Amounts due to Affected Entity, current	254,151,621	288,261,447	45,234,510
Current liabilities belong to discontinued operation	62,799,191	—	—

Total current liabilities	347,386,879	403,629,369	63,338,256

Non-current liabilities
Non-current liabilities belong to discontinued operation	412,593	—	—

Total non-current liabilities	412,593	—	—

Total liabilities	347,799,472	403,629,369	63,338,256

1.	Organization and Principal Activities (Continued)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2(g))
Net revenues from continuing operations	13,431,603	17,070,602	20,112,033	3,156,017
Net revenues from discontinued operation	148,029,606	154,160,699	102,006,339	16,007,021
Net income/(loss) from continuing operations	4,872,678	7,894,293	(467,382)	(73,342)
Net income/(loss) from discontinued operation	42,438,138	29,638,700	(244,068,780)	(38,299,718)
Net cash provided by operating activities	58,830,470	47,477,961	29,764,431	4,670,688
Net cash (used in)/provided by investing activities	(34,739,000)	19,424,757	(153,593,942)	(24,102,241)
Net cash (used in)/provided by financing activities	(1,961,532)	(81,928,356)	115,671,061	18,151,314
Net increase/(decrease) in cash and cash equivalents	22,129,938	(15,025,638)	(8,158,450)	(1,280,239)

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

Foreign investment in the education industry in PRC is extensively regulated and subject to various restrictions. Specifically, high school is restricted industries for foreign investors, and foreign investors are only allowed to invest in such industries in cooperative ways with domestic investors, provided that domestic investors play a dominant role in such cooperation. In addition, foreign investment in education institutions in the PRC must be in the form of cooperation between Chinese educational institutions and foreign educational institutions and the foreign portion of the total investment in a Sino-foreign education institute must be below 50%. Although foreign investment in high schools is not prohibited, based on the operation experience, Liandu WFOE in China is still ineligible to independently or jointly invest and operate high schools, including Qingtian International School. To comply with PRC laws and regulations, the Group have entered into a series of contractual arrangements pursuant to which Liandu WFOE receives the economic benefits from the VIEs. If the contractual arrangements that establish the structure for operating our business in China are found to violate any PRC laws or regulations in the future or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Education of People’s Republic of China, or the MOE, which regulates the education industry, the Ministry of Commerce, or MOFCOM, which regulates the foreign investment in China, and the Civil Affairs Bureau, which regulates the registration of schools in China, would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of the Company’s PRC subsidiaries or VIEs;

●	discontinuing or restricting the operations of any related-party transactions among Liandu WFOE or VIEs;

●	imposing fines or other requirements with which the Company or Liandu WFOE or VIEs may not be able to comply;

●	requiring the Company to restructure operations in such a way as to compel the Company to establish new entities, re-apply for the necessary licenses or relocate the businesses, staff and assets;

●	imposing additional conditions or requirements with which the Company may not be able to comply; or

●	restricting the use of proceeds from our additional public offering or financing to finance the business and operations in China.

1.	Organization and Principal Activities (Continued)

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

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1 = RMB 6.3726 on December 30, 2021, representing the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2021, or at any other rate.

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

Government subsidies primarily consist of financial subsidies received from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies with no further conditions to be met are recorded as “Other income, net” when received. The government subsidies with certain operating conditions are recorded as liabilities when received and will be recorded as operating income when the conditions are met. For the years ended December 31, 2019 and 2020, Lianwai School received financial subsidies of RMB5,857,993 and RMB9,860,106 from the local PRC government authorities, respectively. For the years ended December 31, 2021, Lianwai School received financial subsidies of RMB4,859,215 and Qingtian International School received financial subsidies of RMB1,499,505.

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

In the private school sector, the Implementing Regulations for the Law of the People’s Republic of China on the Promotion of Privately-run Schools require that annual appropriations of 25% of after-tax income should be set aside prior to payments of dividend as development fund. The statutory reserve is applied against prior year income, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended December 31, 2019, 2020 and 2021, the Group made apportions of RMB 10,609,534, RMB 7,409,675 and RMB1,322,803 to the development fund, respectively.

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

Reconciliation of the major classes of income and losses from discontinued operations in the consolidated statements of operation and comprehensive income/(loss) for the years ended December 31, 2019, 2020 and 2021 is as follow:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2(g))
Net revenues:
Total net revenue	148,029,606	154,160,699	102,006,339	16,007,021
Cost of revenues	(102,708,988)	(124,039,018)	(91,342,012)	(14,333,555)
Gross profit	45,320,618	30,121,681	10,664,327	1,673,466
Operating expenses:
General and administrative expenses	(7,155,295)	(9,099,960)	(6,931,632)	(1,087,724)
Total operating expenses	(7,155,295)	(9,099,960)	(6,931,632)	(1,087,724)

3.	Discontinued operation (Continued)

Operating income	38,165,323	21,021,721	3,732,695	585,742
Interest expense	(1,688,079)	(1,179,731)	(3,284,732)	(515,446)
Interest income	39,664	43,377	15,183	2,383
Other income, net	5,921,230	9,753,333	4,828,067	757,627
Income before income tax expense	42,438,138	29,638,700	5,291,213	830,306
Income tax expense	—	—	—	—
Income before one-off loss upon deconsolidation of the Affected Entity	42,438,138	29,638,700	5,291,213	830,306
One-off loss upon deconsolidation of the Affected Entity, net of tax	—	—	(249,359,993)	(39,130,024)
Net income/(loss) from discontinued operation	42,438,138	29,638,700	(244,068,780)	(38,299,718)

Summarized cash flow information for discontinued operation for the years ended December 31, 2019, 2020 and 2021 are as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2(g))
Net cash (used in)/provided by operating activities	(2,202,928)	2,624,493	(32,463,883)	(5,094,292)
Net cash (used in)/provided by investing activities	(14,143,681)	7,688,534	(40,315,605)	(6,326,398)
Net cash provided by/(used in) financing activities	38,588,379	(24,000,000)	63,566,667	9,974,997

4.	Business combination

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

The net revenue and net loss of Youxi Software since the acquisition date and that were included in the Group’s consolidated statements of operations and comprehensive income/(loss) for the year ended December 31, 2021 are nil and RMB364,366, respectively.

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

Acquisition of Qingtian Overseas Chinese International School (“Qingtian International School”)

On August 31, 2021, the Group acquired 100% equity interest of Qingtian International School, with a total consideration of RMB23 million (approximately $3.6 million) in cash. Qingtian International School is an educational institution specialized in providing high school education to returned overseas Chinese students. As of December 31, 2021, the total unpaid consideration was RMB 8 million, which will be paid in 1 year and was recorded in other payables. The acquisition of 100% equity interest of Qingtian International School has been accounted for using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The Group engaged a third-party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The result of acquired entity’s operation has been included in the consolidated financial statements since the date of acquisition. The purchase price was allocated as of August 31, 2021, the date of acquisition, as follows:

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

	RMB equivalent (US$)	RMB		Total in RMB
		China
	Overseas	Non VIE	VIEs
December 31, 2020	200,108,273	3,049,660	398,952	203,556,885
December 31, 2021	196,642,333	1,316,167	1,453,323	199,411,823

6.	Prepayments and Other current assets

Prepayments and other current assets consisted of the following:

	As of December 31,
	2020	2021
Advance deposit for intent acquisition (1)	—	100,000,000
Prepaid rental fees	—	656,011
Prepayments of services	34,672	300,000
Receivables of over-paid income tax	—	193,015
Others	6,440	318,898
Total	41,112	101,467,924

(1)	On July 27, 2021, the Group entered into investment cooperation agreement with Beijing Shangkun Education Technology Development Co., Ltd. (“Beijing S.K.”). Pursuant to the agreement, the Group prepaid RMB100,000,000 for the intent acquisition of Beijing S.K. The closing of the acquisition is subject to satisfaction of certain closing conditions, including but not limited to completion of internal restructuring of Beijing S.K. under the supervision of the Group, which is expected to complete within one year after signing of the agreement (See Note 19).

7.	Property and equipment, net

Property and equipment consisted of the following:

	As of December 31,
	2020	2021
Cost:
Buildings	184,813,833	184,813,833
Electronic devices and other general equipment	5,153,850	5,491,675
Leasehold improvements	1,347,781	6,337,234
Total cost	191,315,464	196,642,742
Less: Accumulated depreciation	(27,348,427)	(31,583,879)
Property and equipment, net	163,967,037	165,058,863

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

The amortization expenses recognized for the years ended December 31, 2019, 2020 and 2021 were RMB 940,247, RMB 946,697 and RMB 946,697, respectively. The Group expects to record estimated amortization expenses RMB 946,697, RMB 946,697, RMB 946,697, RMB 946,697 and RMB 946,697 for the years ending December 31, 2022, 2023, 2024, 2025 and 2026, respectively.

The net book amounts of land use rights as collateral for the Group’s borrowings (Note 12) as of December 31, 2020 and December 31, 2021 were nil and RMB 33,066,332, respectively. The net book amounts of land use rights as collateral for the Lianwai School’s borrowings as of December 31, 2020 and December 31, 2021 were RMB 18,595,343 and RMB 18,176,686, respectively.

9.	Taxes payable

	As of December 31,
	2020	2021
Value-added tax	251,087	530,980
Surtaxes	6,638	84,187
Withholding individual income tax	12,002	33,971
Total	269,727	649,138

10.	Accrued liabilities and other liabilities

	As of December 31,
	2020	2021
Qingtian International School acquisition payable (1)	—	8,000,000
Payables to third parties (2)	—	4,500,000
Deposits related to the Group staff apartment sales (3)	3,445,060	3,290,500
Accrued insurance expenses	1,959,206	—
Audit fee payable	—	642,925
Leasehold improvement payables	240,000	390,000
Interests payable	25,295	55,289
Others	—	513,502
Total	5,669,561	17,392,216

(1)	On August 31, 2021, the Group acquired 100% equity interest of Qingtian International School, with a total consideration of RMB23 million in cash. According to payment schedule agreed in the equity transfer agreement, the remaining balance of acquisition payable will be settled within 2022.

(2)	Payables to third parties were loans for daily operational purposes, with 1.5% interest rate and due within one year.

(3)	Deposit prepaid to the Group for intention of purchasing the Group’s staff apartments which can be freely withdrawn before final approval of the ownership transfer.

11.	Ordinary shares

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

The weighted average interest rate per annum for the Group’s bank loans was 5.32%, 5.01% and 4.82% respectively for the years ended December 31, 2019, 2020 and 2021. The Group’s bank loans were secured by the pledge of Group’s buildings and land use rights plus personal guarantees provided by related parties. As of December 31, 2020 and 2021, the total net book amounts of pledged assets were RMB 52,440,671 and RMB 51,115,983, respectively (Note 7 and 8), and the total guaranteed amounts provided by related parties were RMB 70,000,000 and RMB 70,000,000 respectively. The effective period of guarantees provided by related parties was within the period from July 29, 2020 to July 29, 2023.

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

As of December 31, 2020 and 2021, the Group had net operating loss carryforwards of approximately nil and RMB26,324,999, respectively, which arose from the Group’s subsidiaries, VIE and the VIEs’ subsidiaries established in the PRC. As of December 31, 2020 and 2021, deferred tax assets from the net operating loss carryforwards amounted to nil and RMB2,893,183, respectively. The Group did not provide any valuation allowance as the Group consider it more likely than not that there would be sufficient pre-tax profit in the next 5 consecutive years and the deferred tax assets will be utilized in the future.

14.	Income taxes (Continued)

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

On April 18, 2022, the Group entered into the supplemental agreement with Beijing S.K. Pursuant to the supplemental, the Group acquired 100% equity interest of Beijing Pengxiang Tianxia Education Technology Co., LTD (“Beijing P.X.”) with wholly owned subsidiary Beijing Chuangmei Weiye Enterprise Management Co., LTD. (“Chuangmei Weiye”) and Hainan Jiangcai Vocational Skills Training School Co. LTD (“Hainan Jiangcai”), along with Langfang City Rail Transit Technical School (“Langfang School”), from Beijing S.K. with the consideration of RMB53,400,000. With respect to the remaining prepayment of RMB46,600,000 and its interest, the Group has the right to conduct the acquisition for other vocational education schools under the control of Beijing S.K, which will be completed within one year. Beijing P.X. owned the sponsorship interest of Langfang School, but due to the influence of COVID-19, the procedures to change the former sponsor of Langfang School to Beijing P.X. has not been completed until the issuance of the consolidated financial statements. On April 24, 2022, the Group entered into a supplemental agreement on the transfer of the target company with Beijing S.K., Beijing P.X. and certain other parties, in respect of the confirmation on consolidating Beijing P.X. into the financial statements from January 1, 2022.

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

As of December 31, 2021, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

20.	Information: Condensed financial statements of the Company (Continued)

Condensed Financial Information of the Company

BALANCE SHEETS

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2(g))
ASSETS
Current assets:
Cash and cash equivalents	200,108,273	194,729,331	30,557,281
Prepayments and other current assets	89,853	—	—
Amounts due from subsidiaries and VIEs	—	644,607	101,153
Total current assets	200,198,126	195,373,938	30,658,434
Non-current assets:
Investment in subsidiaries and VIEs	208,398,302	—	—
Total non-current assets	208,398,302	—	—
Total assets	408,596,428	195,373,938	30,658,434
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued liabilities and other current liabilities	—	244,166	38,314
Investment deficit in subsidiaries and VIEs	—	35,769,964	5,613,088
Amounts due to subsidiaries and VIEs	41,127,502	40,296,870	6,323,458

Total current liabilities	41,127,502	76,311,000	11,974,860

Total liabilities	41,127,502	76,311,000	11,974,860
Shareholders’ equity:
Ordinary shares (USD$0.0001 par value; 500,000,000 and 500,000,000 shares authorized, 66,667,000 and 66,667,000 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	45,198	45,198	7,093
Additional paid-in capital	181,849,003	181,849,003	28,536,077
Statutory reserves	58,217,195	59,971,836	9,410,890
Accumulated other comprehensive loss	(7,956,640)	(12,542,667)	(1,968,218)
Retained earnings/(Accumulated deficit)	135,314,170	(110,260,432)	(17,302,268)
Total shareholders’ equity	367,468,926	119,062,938	18,683,574
Total liabilities and shareholders’ equity	408,596,428	195,373,938	30,658,434

20.	Information: Condensed financial statements of the Company (Continued)

STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2 (g))
Operating expenses
General and administrative expenses	—	(3,666,937)	(1,059,294)	(166,226)
Total operating expenses	—	(3,666,937)	(1,059,294)	(166,226)
Equity in profit/(loss) of subsidiaries and VIEs, net	47,236,997	37,252,021	(242,760,667)	(38,094,447)
Income/(loss) from subsidiaries and VIEs	47,236,997	37,252,021	(242,760,667)	(38,094,447)
Net income/(loss)	47,236,997	33,585,084	(243,819,961)	(38,260,673)
Net income/(loss) attributable to ordinary shareholders	47,236,997	33,585,084	(243,819,961)	(38,260,673)
Net income/(loss)
Other comprehensive loss, net of nil tax	—	(7,956,640)	(12,542,667)	(1,968,218)
Comprehensive income/(loss)	47,236,997	25,628,444	(256,362,628)	(40,228,891)

STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2 (g))
Cash flows used in operating activities	—	—	(2,290,367)	(359,409)
Cash flows used in investing activities	—	(653,250)	—	—
Cash flows provided by financing activities	—	208,718,163	—	—
Effect of exchange rate changes on cash	—	(7,956,640)	(3,088,575)	(484,665)
Net increase/(decrease) in cash and cash equivalents	—	200,108,273	(5,378,942)	(844,074)
Cash and cash equivalents, beginning of year	—	—	200,108,273	31,401,355
Cash and cash equivalents, end of year	—	200,108,273	194,729,331	30,557,281