Form 20-F
period 2022-12-31
Lixiang Education Holding Co. Ltd.
filed 2023-05-01
CIK 1814067

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

As of December 31, 2022, there were 66,667,000 ordinary shares outstanding, par value of US$0.0001 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐  Yes  ☒ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated or the context otherwise requires, references to:

●	“ADRs” refer to our American depositary receipts that evidence our ADSs;

●	“ADSs” refer to our American depositary shares, each of which represents five ordinary shares;

●	“Beijing P.X.” refers to Beijing Pengxiang Tianxia Education Technology Co., Ltd. (北京鹏翔天下教育科技有限公司), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Lishui Mengxiang;

●	“Beijing S.K.” refers to Beijing Shangkun Education Technology Development Co., Ltd. (北京商鲲教育科技发展有限公司), a company incorporated under the laws of the PRC;

●	“Beijing Xinxiang” refers to Beijing Xinxiang Future Technology Development Co., Ltd. (北京心翔未来科技发展有限公司), a company incorporated under the laws of the PRC and in which Lishui Mengxiang holds 43% equity interests;

●	“Beijing R.R.Z.” refers to Beijing Renrenzhen Intelligent Technology Co., Ltd. (北京人人诊智能科技有限公司), a company incorporated under the laws of the PRC holding 42% equity interests of Beijing Xinxiang;

●	“CAGR” refers to compound annual growth rate;

●	“China”, “mainland China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan, while the legal and operational risks associated with operating in China may also apply to operations in Hong Kong;

●	“Chuangmei Weiye” refers to Beijing Chuangmei Weiye Enterprise Management Co., Ltd. ( 北京创美伟业企业管理有限公司) , a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Beijing P.X.;

●	“Hainan Jiangcai” refers to Hainan Jiangcai Vocational Skills Training School Co., Ltd. (海南匠才职业技能培训学校有限公司), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Beijing P.X.;

●	“Hangzhou Youxi” refers to Hangzhou Youxi Information Technology Co., Ltd., a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Liandu WFOE;

●	“Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Langfang School” refers to Langfang City Rail Transit Technical School (廊坊市城轨交通技工学校), a PRC school specialized in providing vocational education;

●	“Lianwai School” refers to Liandu Foreign Language School, comprising of Baiyun Campus and Yijing Campus—Featured Division, which was historically controlled and consolidated by Liandu WFOE through a series of contractual arrangements but was deconsolidated on September 1, 2021;

●	“Liandu WFOE” refers to Zhejiang Mengxiang Consultancy Services Co., Ltd. (浙江梦翔咨询服务有限公司), a wholly foreign-owned enterprise incorporated under the laws of the PRC;

●	“Lishui Mengxiang” refers to Zhejiang Lishui Mengxiang Education Development Co., Ltd. (浙江丽水梦翔教育发展有限公司), a company incorporated under the laws of the PRC and the sponsor of Qingtian International School;

●	“Lixiang,” “we,” “us,” “our company”, “the Company” and “our” refer to Lixiang Education Holding Co., Ltd. (formerly known as Lianwai Education Group Limited), an exempted company incorporated in the Cayman Islands with limited liability, and its subsidiaries;

●	“Mengxiang Holdings” or “Controlling Shareholder” refers to, Mengxiang Holdings Limited, a British Virgin Islands company;

●	“ordinary shares” refer to our ordinary shares of par value US$0.0001 per share;

●	“Qingtian International School” refers to Qingtian Overseas Chinese International School (青田县华侨国际学校), a PRC private educational school specialized in providing high school education, whose name was changed to Qingtian Overseas Chinese Experimental High School (青田华侨实验高级中学) in February 2023;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“school year” refers to the periods from September of each calendar year to July of the following calendar year which consists of two semesters. The first semester usually commences in September of each year and ends in January of the following year, while the second semester usually commences in March and ends in July of the following year;

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States;

●	“Variable Interest Entities” or “VIEs” refer to Lishui Mengxiang, Qingtian International School, Beijing Xinxiang, Beijing P.X., Langfang School, Hainan Jiangcai and Chuangmei Weiye, the PRC entities of which we have power to control the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests and all or a portion of the assets at the minimum price possible to the extent permitted by PRC law as of the date of the annual report;

●	“Vocational Education Services Providers” refer to Beijing Xinxiang, Langfang School, and Hainan Jiangcai; and

●	“Xianke” refers to Zhejiang Lishui Xianke Agricultural Products Distribution Co., Ltd. (浙江丽水鲜客农产品配送有限公司), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Liandu WFOE.

Exchange Rate Information

Our and the VIEs’ business is conducted in China, all of our revenue is denominated in RMB and our financial records are maintained in RMB, our functional currency. Our reporting currency is RMB and this annual report on Form 20-F contains translations of RMB into U.S. dollars solely for the convenience of the reader. The exchange rate used for translation on December 30, 2022 was US$1.00=RMB6.8972, representing the certificated exchange rate published by the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

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

Our assets and operations are located in China. All of our directors, namely Ms. Fen Ye, Mr. Biao Wei, Mr. Zhaoxiang Wei, Mr. Guoliang Chen, Mr. Teck Yong Heng and Mr. Yan Kit Lee, and our officer, Mr. Luoyuan Ye, reside within the PRC and Hong Kong, and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process upon us or these persons, or to bring actions or enforce judgments obtained in United States courts against us or them, based on the civil liability provisions of the securities laws of the United States or any state in the United States.

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

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	the trends in, expected growth, market size and student enrollment in the education industry, in China;

●	expected changes in our revenue, costs or expenditures;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	general economic and business conditions in China; and

●	the development of COVID-19 pandemic in the PRC and globally.

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

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Corporate Structure and Contractual Arrangements with the Consolidated VIEs

Lixiang Education Holding Co., Ltd. is a Cayman Islands holding company and not a Chinese operating company, and does not conduct operations directly. The operations in China are conducted through Liandu WOFE and its subsidiaries in which Lixiang holds equity ownership interests, and their contractual arrangements, commonly known as the VIE structure, with the VIEs incorporated in China, namely Lishui Mengxiang, Qingtian International School, Beijing Xinxiang, Beijing P.X., Langfang School, Hainan Jiangcai and Chuangmei Weiye. The VIEs are consolidated for accounting purpose only and Lixiang does not own any equity interest in the VIEs. Our corporate structure involves unique risks to investors as they are purchasing equity securities in Lixiang, the Cayman Islands holding company, and are not purchasing, and may never directly hold, equity interests in the VIEs.

PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in certain types of business, including education at the primary, middle school and high school levels, and operation of vocational schools. As we are a company incorporated in the Cayman Islands, our wholly-owned subsidiary in the PRC, Liandu WFOE, is viewed as a foreign-owned enterprise, and thus is ineligible to apply for or hold licenses to operate, or otherwise own equity interests in, primary and middle schools. Also, as neither we nor Liandu WFOE is a foreign education institution or a foreign vocational skills training institution with relevant qualifications on education services and operating high-quality education, we and Liandu WFOE are ineligible to independently or jointly invest in or operate high schools or vocational schools pursuant to the relevant laws and regulations. In response to these restrictions, the Company operates these businesses in China through the VIE structure which provides investors with exposure to foreign investment in the Chinese operating companies where Chinese law prohibits us from direct foreign investment in the operating companies.

Contractual Arrangements with respect to Lishui Mengxiang, its subsidiaries and Qingtian International School

On April 20, 2022, Liandu WFOE entered into a series of contractual arrangements, or the VIE structure, with Lishui Mengxiang, Qingtian International School, shareholders of Lishui Mengxiang and the Council Members of Qingtian International School. On January 31, 2023, due to the change of shareholders of Lishui Mengxiang, Liandu WFOE entered into an updated series of contractual arrangements with respect to the operation of Qingtian International School. The updated series of contractual arrangements replaced the previous ones in their entirety and took effect on December 16, 2022, the same date when the shareholders of Lishui Mengxiang signed an equity transfer agreement. Below is a summary of the material provisions of these contractual arrangements with Liandu WFOE and the shareholders of Lishui Mengxiang. For more complete information you should read these agreements in their entirety. These agreements or their forms are filed as exhibits to this annual report on Form 20-F.

Exclusive Call Option Agreement. Under the Exclusive Call Option Agreement dated January 31, 2023, Ms. Fen Ye and Ms. Hong Ye, or the shareholders of Lishui Mengxiang have irrevocably granted Liandu WFOE or its designated purchaser the exclusive right to purchase all or part of the direct and/or indirect equity interests of Lishui Mengxiang, or the Equity Call Option. The purchase price payable by Liandu WFOE or its designated purchaser in respect of the transfer of Lishui Mengxiang’s direct and/or indirect equity interest or equity interests shall be at the lowest price permitted under the PRC laws and regulations. Liandu WFOE or its designated purchaser shall have the right to purchase such proportion of Lishui Mengxiang’s interest in Qingtian International School and/or other equity interest of Lishui Mengxiang as it decides at any time. Qingtian International School provides high school education services, in which case the foreign investors are restricted to hold equity interests of Lishui Mengxiang, Qingtian International School’s sponsor, in accordance with the current PRC laws and regulations. If and when the PRC laws and regulations allow Liandu WFOE or us to directly hold all or part of the school sponsor interests in Qingtian International School and/or all or part of other equity interests of Lishui Mengxiang and operate competent education business in the PRC, Liandu WFOE shall issue the notice of exercise of such equity call option as soon as practicable, and the percentage of interests to be purchased upon exercise of such Equity Call Option shall be no less than the maximum percentage allowed to be held by Liandu WFOE or its designated purchaser under the PRC laws and regulations. Such equity transfer price is not expressly provided for in the current PRC laws and regulations and it is uncertain whether it may be further regulated by future PRC laws and regulations. Pursuant to the Exclusive Call Option Agreement, all taxes and fees associated with the equity transfer shall be paid by Lishui Mengxiang’s shareholders and/or the direct equity holders of the VIEs upon the transfer. In the absence of written consent from Liandu WFOE, except as otherwise described in the Exclusive Call Option Agreement, Lishui Mengxiang and its shareholders shall not sell, transfer, assign or otherwise dispose of or create any encumbrance on any of Lishui Mengxiang’s assets, businesses or equity interests or procure separation or merge with any other entities. Furthermore, without written consent from Liandu WFOE, Lishui Mengxiang may not terminate any material contracts or enter into any other contracts which may contradict such material contracts, incur any indebtedness or provide any loan or guarantee to a third party, except as disclosed to Liandu WFOE, or alter the nature or scope of its business. The Exclusive Call Option Agreement will remain in force during the operation term of VIEs and any periods that are renewable pursuant to the PRC laws, and will terminate automatically when Liandu WFOE and/or its designated entities fully exercised their options to purchase all the equities of VIEs in accordance with this agreement. In addition, unless otherwise stipulated by laws, this agreement may not be terminated by Lishui Mengxiang or its shareholders unilaterally, but may only be terminated by Liandu WFOE after notice in advance.

Proxy Agreement for School’s Sponsors and Council Members. Pursuant to the Proxy Agreement for School’s Sponsors and Council Members dated January 31, 2023, Lishui Mengxiang has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as school sponsor of Qingtian International School to the extent permitted by the PRC laws. These rights include, but are not limited to: (a) the right to appoint and/or elect of council members of Qingtian International School; (b) the right to appoint and/or elect the supervisors of Qingtian International School; the right to put forward the School’s mission and scope of operation;(c)the right to examine or approve the Articles of Association of Qingtian International School, development planning, major projects and budget for revenues and expenditures;(d) the right to supervise the performance of Qingtian International School and the achievement of the objectives set out in the bylaw;(e) the right to establish the executive school council in accordance with the authority and procedures prescribed in the bylaw of Qingtian International School and to participate in the running and management of the School;(f) the right to access the information about the operation conditions and financial conditions of Qingtian International School;(g) the right to consult the resolutions, records, financial and accounting statements and reports of the school council meetings in accordance with the PRC laws;(h) the right to obtain reasonable returns from Qingtian International School’s Sponsor in accordance with the PRC laws;(i) the right to obtain the remaining property of Qingtian International School after the liquidation in accordance with the PRC laws;(j) the right to transfer the interests of Qingtian International School’s Sponsor in accordance with the PRC laws;(k) the right to select the profitability and non-profitability of the characteristic of Qingtian International School in accordance with the PRC laws, regulations or regulatory documents; and(l) any other rights of Qingtian International School’s Sponsor provided by other applicable laws and regulations of the PRC and the articles of association of Qingtian International School (as amended from time to time).

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

Proxy Agreement for Shareholders. Pursuant to the Proxy Agreement for Shareholders dated January 31, 2023, each shareholder of Lishui Mengxiang has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as the shareholder to the extent permitted by the PRC laws. These rights include, but are not limited to: (a) the right to attend the shareholders’ meeting of our school acting as WFOE’s nominee; (b) the right to vote on behalf of the sponsors for all matters requiring discussion and resolution of the shareholders’ meeting; (c) the right to sign the shareholders’ minutes, resolutions or other legal documents; (d) the right to indicate the directors, the legal representative, etc. to act in accordance with WFOE’s intention; (e) the right to handle legal procedures containing registration, examination and approval and license of schools at the competent departments of governments; (f) the right to decide to transfer or otherwise dispose of the equity of our school; (g) any other shareholder rights as pursuant to the applicable PRC laws, regulations and our school’s articles of association as amended from time to time.

Business Cooperation Agreement. Pursuant to the Business Cooperation Agreement dated January 31, 2023, Liandu WFOE shall provide technical services, management support and consulting services necessary for the private education business, and in return, the VIEs shall make payments accordingly. In particular, such services include but not limited to developing curriculum, conducting market research and offering management and marketing advice, providing technology services, providing public relations services, providing support for teacher hiring and training and providing other services that the VIEs may need from time to time. Without the prior consent of Liandu WFOE, none of the VIEs may accept such services provided by any third party. As part of the business cooperative agreement, VIEs and the shareholders of Lishui Mengxiang agree that they will not take any actions except as otherwise described in the Business Cooperation Agreement, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of the VIEs, disposing of their equity interests in the VIEs, or paying dividends or other similar payments to the sponsors or the shareholders VIEs in the absence of written consent from Liandu WFOE. The aforementioned agreements will terminate automatically when Liandu WFOE and/or its designated entities fully exercised their options to purchase all the equities held by Nominee Shareholders in accordance with the Exclusive Call Option Agreement. In addition, unless otherwise stipulated by laws, this agreement may not be terminated by VIEs or the shareholders, but may only be terminated by Liandu WFOE after notice in advance.

Exclusive Technical Service and Business Consulting Agreement. Pursuant to the Exclusive Technical Service and Business Consulting Agreement dated January 31, 2023, Liandu WFOE agreed to provide exclusive technical services to Qingtian International School and Qingtian International School’s sponsor, Lishui Mengxiang. Furthermore, Liandu WFOE agreed to provide exclusive business consultancy services to Qingtian International School and Qingtian International School’s sponsor. In consideration of the technical and business consultancy services provided by Liandu WFOE, Qingtian International School and Qingtian International School’s sponsor agreed to pay Liandu WFOE a service fee withdrawn from their respective amount of surplus from operations after deducting all costs, expenses, taxes, losses (if required by the law) and the legally development fund of the respective school (if required by the law) and other costs and funds that shall be retained at Qingtian International School in accordance with applicable PRC laws. Liandu WFOE has the right (but not the obligation) to adjust the amount of such service fee by reference to the actual services provided and the actual business operations and needs of Qingtian International School and Qingtian International School’s sponsor, provided that any adjusted amount shall not exceed the amount mentioned above. Qingtian International School and Qingtian International School’s sponsor do not have any right to make any such adjustment. Unless otherwise prescribed under the PRC laws and regulations, Liandu WFOE shall have exclusive proprietary rights to any technology and intellectual property developed and materials prepared in the course of the provision of research and development, technical support and services by Liandu WFOE to Qingtian International School and Qingtian International School’s sponsor, and any intellectual property in the products developed, including any other rights derived thereunder, in the course of performance of obligations under the Exclusive Technical Service and Business Consulting Agreement and/or any other agreements entered into between Liandu WFOE and the VIEs.

Equity Pledge Agreement. Pursuant to the Equity Pledge Agreement dated January 31, 2023, the shareholders unconditionally and irrevocably pledged all of their equity interests in Lishui Mengxiang to Liandu WFOE to guarantee performance of the obligations of the VIEs under the Exclusive Call Option Agreement, Business Cooperation Agreement, Exclusive Technical Service and Business Consulting Agreement, Proxy Agreement for Shareholders, Proxy Agreement for School’s Sponsors and Council Members and Loan Agreement, each as described above the shareholders of Lishui Mengxiang agreed that without prior written consent of the PRC WFOE, they shall not transfer or dispose of the pledged equity interests, or create or allow any encumbrance on the pledged equity interests. Unless otherwise stipulated by laws, this agreement may not be terminated by Lishui Mengxiang or the shareholders of Lishui Mengxiang unilaterally, but may only be terminated by the Liandu WFOE after notice in advance. The equity pledge agreement remains in full force and effect until all of the obligations under the contractual arrangements have been duly performed or the guaranteed debts are duly paid. The pledge of equity interests in Lishui Mengxiang has been duly registered with the local branch of SAIC and is effective upon such registration.

Contractual Arrangements with respect to Langfang School

On March 28, 2023, Liandu WFOE entered into a series of contractual arrangements, or the VIE structure, with Beijing P.X. and Langfang School, shareholders of Beijing P.X. and the Council Members of Langfang School. The series of contractual arrangements became effective on January 1, 2022. Below is a summary of the material provisions of these contractual arrangements with Liandu WFOE and the shareholders of Beijing P.X.. For more complete information you should read these agreements in their entirety. These agreements or their forms are filed as exhibits to this annual report on Form 20-F.

Exclusive Call Option Agreement. Under the Exclusive Call Option Agreement dated March 28, 2023, Ms. Fen Ye, Ms. Hong Ye, and Lishui Mengxiang, or the shareholders of Beijing P.X. have irrevocably granted Liandu WFOE or its designated purchaser the exclusive right to purchase all or part of the direct and/or indirect equity interests of Beijing P.X. and Langfang School, or the Equity Call Option. The purchase price payable by Liandu WFOE or its designated purchaser in respect of the transfer of above equity interests shall be at the lowest price permitted under the PRC laws and regulations. Liandu WFOE or its designated purchaser shall have the right to purchase such proportion of Beijing P.X.’s interest in Langfang School and/or other equity interest of Beijing P.X. as it decides at any time. Langfang School provides vacational school education services, in which case the foreign investors shall be a foreign education institution or a foreign vocational skills training institution with relevant qualifications on education services and operating high-quality education in accordance with the current PRC laws and regulations. If and when the PRC laws and regulations allow Liandu WFOE or us to directly hold all or part of the school sponsor interests in Langfang School and/or all or part of other equity interests of Beijing P.X. and operate competent education business in the PRC, Liandu WFOE shall issue the notice of exercise of such equity call option as soon as practicable, and the percentage of interests to be purchased upon exercise of such Equity Call Option shall be no less than the maximum percentage allowed to be held by Liandu WFOE or its designated purchaser under the PRC laws and regulations. Such equity transfer price is not expressly provided for in the current PRC laws and regulations and it is uncertain whether it may be further regulated by future PRC laws and regulations. Pursuant to the Exclusive Call Option Agreement, all taxes and fees associated with the equity transfer shall be paid by Beijing P.X.’s shareholders upon the transfer. In the absence of written consent from Liandu WFOE, except as otherwise described in the Exclusive Call Option Agreement, Beijing P.X. and its shareholders shall not sell, transfer, assign or otherwise dispose of or create any encumbrance on any of Langfang School’s assets, businesses or equity interests or procure separation or merge with any other entities. Furthermore, without written consent from Liandu WFOE, Langfang School may not terminate any material contracts or enter into any other contracts which may contradict such material contracts, incur any indebtedness or provide any loan or guarantee to a third party, except as disclosed to Liandu WFOE, or alter the nature or scope of its business. The Exclusive Call Option Agreement will remain in force during the operation term of Beijing P.X. and Langfang School and any periods that are renewable pursuant to the PRC laws, and will terminate automatically when Liandu WFOE and/or its designated entities fully exercised their options to purchase all the equities of Beijing P.X. and Langfang School in accordance with this agreement. In addition, unless otherwise stipulated by laws, this agreement may not be terminated by Langfang School, Beijing P.X. or its shareholders unilaterally, but may only be terminated by Liandu WFOE after notice in advance.

Proxy Agreement for School’s Sponsors and Council Members. Pursuant to the Proxy Agreement for School’s Sponsors and Council Members dated March 28, 2023, Beijing P.X. has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as school sponsor of Langfang School to the extent permitted by the PRC laws. These rights include, but are not limited to: (a) the right to appoint and/or elect of council members of Langfang School; (b) the right to appoint and/or elect the supervisors of Langfang School; the right to put forward the School’s mission and scope of operation;(c)the right to examine or approve the Articles of Association of Langfang School, development planning, major projects and budget for revenues and expenditures;(d) the right to supervise the performance of Langfang School and the achievement of the objectives set out in the bylaw;(e) the right to establish the executive school council in accordance with the authority and procedures prescribed in the bylaw of Langfang School and to participate in the running and management of the School;(f) the right to access the information about the operation conditions and financial conditions of Langfang School;(g) the right to consult the resolutions, records, financial and accounting statements and reports of the school council meetings in accordance with the PRC laws;(h) the right to obtain reasonable returns from Langfang School’s Sponsor in accordance with the PRC laws;(i) the right to obtain the remaining property of Langfang School after the liquidation in accordance with the PRC laws;(j) the right to transfer the interests of Langfang School’s Sponsor in accordance with the PRC laws;(k) the right to select the profitability and non-profitability of the characteristic of Langfang School in accordance with the PRC laws, regulations or regulatory documents; and(l) any other rights of Langfang School’s Sponsor provided by other applicable laws and regulations of the PRC and the articles of association of Langfang School (as amended from time to time).

The appointed Council Members of Langfang School from Beijing P.X. has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as school sponsor of Langfang School to the extent permitted by the PRC laws. These rights include, but are not limited to: (a) acting as the agent of Langfang School’s Sponsor to attend the council meeting of Langfang School; enjoying the right to speak, propose, vote, elect and stand for election, and the right to know, propose and supervise council meeting and business activities carried out by Langfang School; (b) exercising the voting rights on behalf of Langfang School’s Sponsor for all matters requiring discussion and resolution of the council; (c) proposing to convene a council meeting of Langfang School; (d) signing the council meeting minutes, council meeting resolutions or other legal documents that the Appointed Council Members has the right to sign as the council member of Langfang School; (e) exercising other rights of the council member and council members’ voting rights under the articles of association (including any other council members’ voting rights as stipulated in the amended articles of association) of Langfang School; (f) handling legal procedures containing registration, examination and approval and license of school at the competent departments of government; and (g) any other rights of the Council Member as pursuant to the applicable PRC laws, regulations and the articles of association (as amended from time to time) of Langfang School. In addition, each of Beijing P.X. and the Council Members of Langfang School have irrevocably agreed that (i) Liandu WFOE may delegate its rights under the Proxy Agreement for School’s Sponsors and Council Members to the directors of Liandu WFOE or its designated person, without prior notice to or approval by Beijing P.X. and the Council Members of Langfang School; and (ii) any person as successor of civil rights of Liandu WFOE or liquidator by reason of subdivision, merger, liquidation of Liandu WFOE or other circumstances shall have authority to replace Liandu WFOE to exercise all rights under the Proxy Agreement for School’s Sponsors and Council Members.

Proxy Agreement for Shareholders. Pursuant to the Proxy Agreement for Shareholders dated March 28, 2023, Lishui Mengxiang, the shareholder of Beijing P.X. has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as the shareholder to the extent permitted by the PRC laws. These rights include, but are not limited to: (a) the right to attend the shareholders’ meeting of Beijing P.X. acting as WFOE’s nominee; (b) the right to vote on behalf of Lishui Mengxiang for all matters requiring discussion and resolution of the shareholders’ meeting; (c) the right to sign the shareholders’ minutes, resolutions or other legal documents; (d) the right to indicate the directors, the legal representative, etc. to act in accordance with WFOE’s intention; (e) the right to handle legal procedures containing registration, examination and approval and license of Beijing P.X. at the competent departments of governments; (f) the right to decide to transfer or otherwise dispose of the equity of Beijing P.X.; (g) any other shareholder’s rights as pursuant to the applicable PRC laws, regulations and articles of association of Beijing P.X. as amended from time to time.

Business Cooperation Agreement. Pursuant to the Business Cooperation Agreement dated March 28, 2023, Liandu WFOE shall provide technical services, management support and consulting services necessary for the private education business, and in return, Beijing P.X. and Langfang School shall make payments accordingly. In particular, such services include but not limited to developing curriculum, conducting market research and offering management and marketing advice, providing technology services, providing public relations services, providing support for teacher hiring and training and providing other services that Beijing P.X. and Langfang School may need from time to time. Without the prior consent of Liandu WFOE, none of Beijing P.X. and Langfang School may accept such services provided by any third party. As part of the business cooperative agreement, Beijing P.X., Langfang School and the shareholders of Beijing P.X. agree that they will not take any actions except as otherwise described in the Business Cooperation Agreement, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of Langfang School, disposing of their equity interests in the Langfang School, or paying dividends or other similar payments to Beijing P.X. or the shareholders of Beijing P.X. in the absence of written consent from Liandu WFOE. The aforementioned agreements will terminate automatically when Liandu WFOE and/or its designated entities fully exercised their options to purchase all the equities held by Nominee Shareholders in accordance with the Exclusive Call Option Agreement. In addition, unless otherwise stipulated by laws, this agreement may not be terminated by Beijing P.X., Langfang School or the shareholders of Beijing P.X., but may only be terminated by Liandu WFOE after notice in advance.

Exclusive Technical Service and Business Consulting Agreement. Pursuant to the Exclusive Technical Service and Business Consulting Agreement dated March 28, 2023, Liandu WFOE agreed to provide exclusive technical services to Langfang School and Beijing P.X.. Furthermore, Liandu WFOE agreed to provide exclusive business consultancy services to Langfang School and Beijing P.X.. In consideration of the technical and business consultancy services provided by Liandu WFOE, Langfang School and Beijing P.X. agreed to pay Liandu WFOE a service fee withdrawn from their respective amount of surplus from operations after deducting all costs, expenses, taxes, losses (if required by the law) and the legally development fund (if required by the law) and other costs and funds that shall be retained at Langfang School in accordance with applicable PRC laws. Liandu WFOE has the right (but not the obligation) to adjust the amount of such service fee by reference to the actual services provided and the actual business operations and needs of Langfang School and Beijing P.X., provided that any adjusted amount shall not exceed the amount mentioned above. Langfang School and Beijing P.X. do not have any right to make any such adjustment. Unless otherwise prescribed under the PRC laws and regulations, Liandu WFOE shall have exclusive proprietary rights to any technology and intellectual property developed and materials prepared in the course of the provision of research and development, technical support and services by Liandu WFOE to Langfang School and Beijing P.X., and any intellectual property in the products developed, including any other rights derived thereunder, in the course of performance of obligations under the Exclusive Technical Service and Business Consulting Agreement and/or any other agreements entered into between Liandu WFOE, Langfang School and Beijing P.X..

Equity Pledge Agreement. Pursuant to the Equity Pledge Agreement dated March 28, 2023, the shareholders unconditionally and irrevocably pledged all of their equity interests in Beijing P.X. to Liandu WFOE to guarantee performance of the obligations of Langfang School and Beijing P.X. under the Exclusive Call Option Agreement, Business Cooperation Agreement, Exclusive Technical Service and Business Consulting Agreement, Proxy Agreement for Shareholders, Proxy Agreement for School’s Sponsors and Council Members and Loan Agreement, each as described above the shareholders of Beijing P.X. agreed that without prior written consent of the WFOE, they shall not transfer or dispose of the pledged equity interests, or create or allow any encumbrance on the pledged equity interests. Unless otherwise stipulated by laws, this agreement may not be terminated by Beijing P.X. or the shareholders of Beijing P.X. unilaterally, but may only be terminated by the Liandu WFOE after notice in advance. The equity pledge agreement remains in full force and effect until all of the obligations under the contractual arrangements have been duly performed or the guaranteed debts are duly paid. The pledge of equity interests in Beijing P.X. has been duly registered with the local branch of PRC State Administration of Market Regulation, or SAMR and is effective upon such registration.

The contractual agreements are not equivalent to equity ownership in the business of the VIEs. Our control over Lishui Mengxiang and its subsidiaries, Qingtian International School, and Langfang School, and our position of being the primary beneficiary of Lishui Mengxiang and its subsidiaries, Qingtian International School, and Langfang School for the accounting purposes are limited to the conditions that we have met for consolidation of Lishui Mengxiang and its subsidiaries, Qingtian International School, and Langfang School under U.S. GAAP. Such conditions include that (i) we have the power to govern the activities which most significantly impact the VIEs’ economic performance, (ii) we are contractually obligated to absorb losses of the VIEs that could potentially be significant to the VIEs, and (iii) we are entitled to receive benefits from the VIEs that could potentially be significant to the VIEs. We’ve met such conditions for consolidation of the VIEs under U.S. GAAP through the aforementioned contractual arrangements, and as a result, we are deemed as the primary beneficiary of the VIEs, and the VIEs will be treated as our consolidated affiliated entities for accounting purposes. We have consolidated the results of the VIEs in our consolidated financial statements included elsewhere in this annual report on Form 20-F in accordance with U.S. GAAP. For a more detailed discussion of the basis of presentation of our consolidated financial statements, see “Item 5. Operating and financial Review and Prospects—A. Operating Results—Critical Accounting Policies.”

We could face heightened risks and substantial costs in enforcing these contractual arrangements, because, although the aforementioned contractual arrangements have been widely adopted by PRC companies listed overseas, such arrangements have not been tested in any of the PRC courts. In addition,  there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the contractual arrangements and the VIE structure. If the PRC government finds these contractual arrangements or the VIE structure non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs or forfeit our rights under the contractual arrangements. Lixiang and investors in the ADSs face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements, consequently, significantly affect the financial condition and results of operations. If we are unable to claim our right to control the assets of the VIEs, the ADSs may decline in value or become worthless. The PRC government could even disallow the VIE structure completely, which would likely result in a material adverse change in our operations and the ADSs may significantly decline in value or become worthless. See “Risk Factors—Risks Related to Corporate Structure.”

Currently, we and the VIEs have established an education services network consisting of one high school (Qingtian International School), three vocational education services providers (Beijing Xinxiang, Langfang School and Hainan Jiangcai) and one comprehensive human resources services provider (Chuangmei Weiye). Lishui Mengxiang became the sponsor of Qingtian International School in August 2021. Beijing P.X., a wholly-owned subsidiary of Lishui Mengxiang, holds the whole sponsorship interests of Langfang School from January 1, 2022, and has two wholly-owned subsidiaries, namely Hainan Jiangcai and Chuangmei Weiye. Prior to August 31, 2021, the VIEs primarily operated primary and secondary school in Baiyun campus and Yijing campus—Featured Division of Lianwai School. Under the Implementation Rules for the Law for Promoting Private Education of the PRC (《中华人民共和国民办教育促进法实施条例》) for Private Education Laws, or the 2021 Implementation Rules, which took effect on September 1, 2021, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. In particular, the prohibition over related party transactions has significantly affected the enforceability of the exclusive management services and business cooperation agreements among Liandu WFOE and Lianwai School providing compulsory education. Therefore, we re-assessed our control over Lianwai School. Based on the relevant accounting standard in accordance with U.S. GAAP, we have concluded that we have lost control of Lianwai School since August 31, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of Lianwai School. In light of such regulatory developments, on April 20, 2022, we entered into an acknowledgment agreement of contractual agreements with Lianwai School and respective directors, to confirm all the terms of rights and obligations relating to Lianwai School and the directors appointed by the sponsor under the contractual arrangements among them, and agree among the parties that such arrangements shall have been terminated on August 31, 2021. To minimize disruptions to existing students enrolled in Lianwai School, we and the VIEs continued to offer essential services to the students. We deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements.

We and the VIEs have explored and considered business opportunities beyond high school education. We and the VIEs took steps to expand into online education and vocational education. In February 2021, Liandu WFOE completed the acquisition of 100% equity interests of Hangzhou Youxi for the layout of online education. In January 2022, Lishui Mengxiang formed Beijing Xinxiang with Beijing R.R.Z. to provide vocational education in the health care industry. On January 1, 2022, Lishui Mengxiang entered into definitive agreements to acquire 100% equity interests of Beijing P.X., a wholly-owned subsidiary of Beijing S.K., which in turn holds 100% equity interests of Chuangmei Weiye and Hainan Jiangcai, and the sponsorship interests of Langfang School, to expand our and the VIEs’ business into vocational education. The acquisition was completed in May 2022. As of the date of the annual report on Form 20-F, the administrative procedures with the PRC governmental authorities to amend the registration reflecting the result of the acquisition of Langfang School have not been completed due to the internal procedures of the competent authorities.

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

The following diagram illustrates the corporate structure of us, our subsidiaries and the VIEs, as of the date of the annual report:

Notes:

(1) The sponsorship registration of Qingtian International School was changed to Lishui Mengxiang in August 2021. As of the date of the annual report, we have not received any formal notice from the competent authorities of Qingtian County requesting us to conduct the classified registration of private schools. However, given that Qingtian International School is a non-state public institution legal person, it may be directly classified as a non-profit private school by the competent authorities of Qingtian County and has no need to go through additional registration procedures. On April 20, 2022, Liandu WFOE entered into a series of contractual arrangements with respect to the operation of Qingtian International School. On January 31, 2023, due to the change of shareholders of Lishui Mengxiang, Liandu WFOE entered into an updated series of contractual arrangements with respect to the operation of Qingtian International School. The updated series of contractual arrangements replaced the series entered in April 2022 and took effect on December 16, 2022, the same date when the shareholders of Lishui Mengxiang signed an equity transfer agreement.

(2) Beijing P.X. holds the whole sponsorship interests of Langfang School. Liandu WFOE entered into a series of contractual arrangements with respect to the operation of Langfang School on March 28, 2023. The contractual arrangements took effect on January 1, 2022. As of the date of the annual report, Langfang City has not released any detailed rules on classification registration of private schools and we have not received any relevant notice from the competent authorities of Langfang City since January 1, 2022 when Beijing P.X. began to hold the whole sponsorship interests of Langfang School.

(3) Lishui Mengxiang holds 43% equity interests of Beijing Xinxiang. Beijing R.R.Z. holds 42% equity interests of Beijing Xinxiang. The management team of Beijing Xinxiang formed Beijing Chuang’ao Technology Center (L.P.) (“Beijing C.A.”), holding 15% equity interests of Beijing Xinxiang. Given that the board of directors of Beijing Xinxiang consists of five members, three of which shall be appointed by Lishui Mengxiang, we are regarded as the primary beneficiary of Beijing Xinxiang through Lishui Mengxiang under U.S. GAAP as Lishui Mengxiang holds more than half of the voting power in the board of directors of Beijing Xinxiang. Therefore, the financial statements of Beijing Xinxiang will be consolidated in our annual report on Form 20-F for the year ending December 31, 2022.

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

Investors are purchasing equity interests in Lixiang, the Cayman Islands holding company, and are not purchasing, and may never directly hold, equity interests in the VIEs.  We do not have any equity interests in the VIEs. However, because of the contractual arrangements, we control the VIEs through our PRC subsidiary, Liandu WFOE, and are regarded as the primary beneficiary of the VIEs for accounting purposes under U.S. GAAP. We have consolidated the results of the VIEs in our consolidated financial statements included elsewhere in this annual report on Form 20-F in accordance with U.S. GAAP. For a more detailed discussion of the basis of presentation of our consolidated financial statements, see “Item 5. Operating and financial Review and Prospects—A. Operating Results—Critical Accounting Policies.”

These contractual arrangements may not be as effective in providing us with control over the VIEs as equity ownership. If we had equity ownership of the VIEs, we would be able to exercise our rights as a direct or indirect shareholder to effect changes in the board of directors of the VIEs, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, as these contractual arrangements stand now, if the VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we cannot exercise shareholders’ rights to direct corporate actions as direct ownership would otherwise entail. If the parties under such contractual arrangements refuse to carry out our directions in relation to everyday business operations, we will be unable to maintain effective control over the operations of the VIEs in China under U.S. GAAP. Losing effective control over the VIEs may impair our access to their cash flow from operations, which may reduce our liquidity. If the VIEs or their respective ultimate shareholders fail to perform their obligations under our contractual arrangements, we may have to incur additional costs and expend substantial resources to enforce our contractual arrangements, temporarily or permanently lose control over our primary operations or lose access to our primary sources of revenue.

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the contractual arrangements and the VIE structure. If the PRC government finds these contractual arrangements or the VIE structure non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs or forfeit our rights under the contractual arrangements. Lixiang and investors in the ADSs face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements, consequently, significantly affect the financial condition and results of operations. If we are unable to claim our right to control the assets of the VIEs, the ADSs may decline in value or become worthless. The PRC government could even disallow the VIE structure completely, which would likely result in a material adverse change in our operations and the ADSs may significantly decline in value or become worthless.

Permissions Required for Our Operations in China

In order to conduct our and the VIEs’ business and operate schools in China, we and the VIEs are required to obtain and maintain various approvals, licenses and permits and fulfill registration and filing requirements. For example, to establish and operate a high school in the PRC, we are required to obtain a private school operation permit from the local education bureau and register with competent administration authorities to obtain a business license or registration certificate. Such local regulatory authorities may also conduct annual inspection of the schools.

After consulting with our PRC legal counsel, Beijing DeHeng Law offices, we are of the view that, as of the date of the annual report, except for the circumstances which would not in the aggregate have a material adverse effect on our financial conditions, Lixiang, our PRC subsidiaries and the VIEs have received from PRC authorities requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China. Such licenses and permissions mainly include Business License, Public Institution Legal Person Certificate, Permit for Establishment of Privately-run Schools, Registration Certificate for Private Non-enterprise Entities, Labor Dispatch Operation License, Human Resources Service License and Food Operation License. The following table provides details on the aforementioned licenses and permissions held by our PRC subsidiaries and VIEs.

Company/School	License/Permission	Issuing Authority	Validity
Liandu WFOE	Business License	Market Supervision Administration of Lishui City	Until October 9, 2068

Xianke	Business License	Market Supervision Administration of Jingning Shezu Autonomous County	Long-term
	Food Operation License	Market Supervision Administration of Jingning Shezu Autonomous County	Until August 24, 2025

Hangzhou Youxi	Business License	Market Supervision Administration of Hangzhou City	Long-term

Lishui Mengxiang	Business License	Market Supervision Administration of Lishui City	Until August 16, 2051

Qingtian School	Public Institution Legal Person Certificate	Registration Administration of Public Institutions of Qingtian County	Until August 1, 2024
	Permit for Establishment of Privately-run Schools	Qingtian Education Bureau	Until August 27, 2024
	Food Operation License	Market Supervision Administration of Qingtian County	Until September 8, 2026

Beijing Xinxiang	Business License	Market Supervision Administration of Chaoyang District, Beijing	Until February 13, 2062

Beijing P.X.	Business License	Market Supervision Administration of Haidian District, Beijing	Until December 22, 2051

Hainan Jiangcai	Business License	Market Supervision Administration of Hainan Province	Long-term

Langfang School	Registration Certificate for Private Non-enterprise Entities	Administrative Examination and Approval Bureau of Langfang City	Until June 17, 2023
	Permit for Establishment of Privately-run Schools	Department of Human Resources and Social Security of Hebei Province	Until August, 2025
	Food Operation License	Administrative Examination and Approval Bureau of Anci District, Langfang City	Until October 15, 2027

Chuangmei Weiye	Business License	Market Supervision Administration of Dongcheng District, Beijing	Until January 4, 2042
	Labor Dispatch Operation License	Human Resources and Social Security Bureau of Dongcheng District, Beijing	Until November 26, 2025
	Human Resources Service License	Human Resources and Social Security Bureau of Dongcheng District, Beijing	Until March 29, 2026

We cannot assure you that Lixiang, our PRC subsidiaries and the VIEs are always able to successfully update or renew the licenses or permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of our and the VIEs’ present or future business. As advised by our PRC legal counsel, Beijing DeHeng Law Offices, if Lixiang, our PRC subsidiaries or the VIEs (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and Lixiang, our PRC subsidiaries or the VIEs are required to obtain such permissions or approvals in the future, we could be subject to fines or legal sanctions, which may materially and adversely affect the business, financial condition and results of operations of us and the VIEs.

As of the date of the annual report on Form 20-F, the administrative procedures for changing the sponsor of Langfang School with the PRC governmental authorities, especially for renewing the Permit for Establishment of Privately-run Schools, have not been completed due to the internal procedures of the competent authorities. The adjustment of the cooperation arrangement between Beijing P.X. and Hainan Communication Senior Technical School (海南省交通高级技工学校) (“Hainan Technical School”) for compliance purposes has not been completed.

For risks relating to permissions and approvals required for the operations of us and the VIEs in China, see “Risk Factors—Risks relating to our business and industry—We and the VIEs may not be able to obtain all necessary approvals, licenses and permits and to make all necessary registrations and filings for our and the VIEs’ educational and other services in China.”

Regulatory Approval from the China Securities Regulatory Commission

As advised by our PRC legal counsel, Beijing DeHeng Law Offices, as of the date of this annual report, approvals from the China Securities Regulatory Commission, or CSRC, are not required to maintain the listing status of our ADSs on the Nasdaq, and since we are existing enterprises and have not been involved in refinancing or other filing matters, we are not required to fulfill the filing procedures with the CSRC.

However, Beijing DeHeng Law Offices, has further advised us that there remains some uncertainty as to how the Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (Revised in 2009), or the M&A Rules, will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules.

In addition, on February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of CSRC, or collectively, the Guidance Rules and Notice. These new regulations propose to establish a new filing-based regime to regulate overseas offerings and listings by Chinese domestic companies.

Under the Trial Measures and the Guidance Rules and Notice, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offering or listing application. Since the date of effectiveness of the Trial Measures, the domestic enterprises falling within the scope of filing that have been listed overseas or met the following circumstances are existing enterprises: before the effectiveness of the Trial Measures, the application for indirect overseas issuance and listing has been agreed by the overseas regulators or overseas stock exchanges (such as having passed the hearing on the Hong Kong market or registration become effective as agreed on the U.S. market, etc.), and it is not required to perform issuance and listing supervision procedures of the overseas regulators or overseas stock exchanges (such as rehearing on the Hong Kong market, etc.), and the overseas issuance and listing will be completed by September 30, 2023. Existing enterprises are not required to file immediately, and filing should be made as required if they involve refinancing and other filing matters.

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

Regulatory Approval from the Cyberspace Administration of China

On December 28, 2021, thirteen PRC governmental and regulatory agencies, including the Cyberspace Administration of China, or CAC, promulgated the Measures for Cyber Security Review, which further restates and expands the applicable scope of the cybersecurity review. Pursuant to the Measures for Cyber Security Review, network platform operators grasping the personal information of more than 1 million users must apply with the Cybersecurity Review Office of CAC for a cybersecurity review in order to pursue a foreign listing, and operators of critical information infrastructure purchasing network products and services and online platform operators engaging in data processing activities which affect or may affect national security of the PRC are also obligated to apply for a cybersecurity review. However, the Measures for Cyber Security Review provide no further explanation on the extent of “network platform operator”, “affect or may affect national security” or “foreign” listing.

We currently have less than 100 subscribers on our digital platform such as WeChat public account. We have no registered users on our website. We only require and obtain user information after users register with us. As advised by our PRC legal counsel, Beijing DeHeng Law Offices, as of the date of this annual report, we do not need to apply for a cybersecurity review pursuant to the above regulation to maintain the listing status of our ADSs on the Nasdaq, given that (i) we are not in possession of personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of the annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator or an online platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC.

Considering that the Measures for Cyber Security Review empower the cybersecurity review office to initiate cybersecurity review when they believe any particular data processing activities “affect or may affect national security”, it is uncertain whether the competent government authorities will deem that our data processing activities may affect national security and thus initiate the cybersecurity review against our business. Although we believe we currently are not required to obtain clearance from the CAC in order to maintain the listing status of our ADSs on the Nasdaq under the Measures for Cyber Security Review or the Opinions on Strictly Cracking Down on Illegal Securities Activities, we face uncertainties as to the interpretation or implementation of such regulations or rules, and if required, whether such clearance can be timely obtained, or at all. If we were to subject to such review in order to maintain the listing status of our ADSs on the Nasdaq, during such review, we may be required to suspend our operation and experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources. Further, failure of cybersecurity, data privacy and data security compliance could subject us to penalties, damage our reputation and brand, and adversely harm our business and results of operations.

The Holding Foreign Companies Accountable Act

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

Our financial statements contained in this annual report on Form 20-F for the fiscal year ended December 31, 2022 have been audited by WWC Professional Corporation Limited, or WWC, P.C., an independent registered public accounting firm headquartered in the United States and is among the public accounting firms that are registered with the Public Company Accounting Oversight Board of the United States, or the PCAOB. Such PCAOB-registered accounting firm is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This list does not include our auditor, WWC, P.C. As of the date of the annual report, our listing is not affected by the Holding Foreign Companies Accountable Act, or the HFCAA, and related regulations. However, the recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. While our auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the stock exchange. If, in the future, we have been identified by the SEC for two consecutive years as a commission-identified issuer whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States, and this ultimately could result in our ADSs being delisted.

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

Risks relating to our business and industry

●	Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. See “Risk Factors—Risks relating to our business and industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the 2021 Implementation Rules for Private Education Laws has materially and adversely affected and may materially and adversely affect our and the VIEs’ business, financial condition, results of operations and prospect.”

●	We are in the process of filing the relevant application pursuant to the national and local regulations. See “Risk Factors—Risks relating to our business and industry—We and the VIEs are in the process of filing the relevant application pursuant to the national and local regulations (including Zhejiang Province and Lishui City, as well as Hebei Province) of classification registration of private schools. Loss of taxes and fees may incur in the process, which may have an adverse impact on Qingtian International School’s and Langfang School’s operations.”

●	We may not be able to successfully integrate businesses operated by Qingtian International School, Vocational Education Services Providers Chuangmei Weiye that we acquired. See “Risk Factors—Risks relating to our business and industry—We may not be able to successfully integrate businesses operated by Qingtian International School, Vocational Education Services Providers and Chuangmei Weiye that we acquired, which may cause us to lose the anticipated benefits from such acquisitions and to incur significant additional expenses.”

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our auditor for two consecutive years. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. As of the date of the annual report, our auditor, WWC, P.C., is not determined by the PCAOB that it is unable to inspect or investigate completely and our listing is not affected by the Holding Foreign Companies Accountable Act and related regulations. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit of our financial statements. See “Risk Factors—Risks relating to our business and industry—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our auditor for two consecutive years. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Risks relating to our corporate structure

●	We may be subject to severe penalties if the PRC government finds that the agreements that establish the structure for operating our and the VIEs’ business in China do not comply with applicable PRC laws and regulations. See “Risk Factors—Risks relating to our corporate structure—Our and the VIEs’ private education service business is subject to extensive regulation in China. We may be subject to severe penalties if the PRC government finds that the agreements that establish the structure for operating our and the VIEs’ business in China do not comply with applicable PRC laws and regulations.”

●	Our contractual arrangements may not be as effective in providing control over the VIEs as equity ownership. See “Risk Factors—Risks relating to our corporate structure—Our contractual arrangements may not be as effective in providing control over the VIEs as equity ownership” and “Risk Factors—Risks relating to our corporate structure—If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and our ADSs or ordinary shares may decline in value or become worthless.”

●	We may have to incur additional costs and expend substantial resources to enforce our contractual arrangements. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. In the event that we are unable to enforce these contractual arrangements, we may not be able to exert effective control over the VIEs for an extended period of time or we may be permanently unable to exert control over the VIEs. See “Risk Factors—Risks relating to our corporate structure—We may have to incur additional costs and expend substantial resources to enforce our contractual arrangements, temporarily or permanently lose control over our primary operations or lose access to our primary sources of revenue, if the VIEs or their respective ultimate shareholders fail to perform their obligations under our contractual arrangements.”

●	We rely on dividends and other payments from Liandu WFOE to pay dividends and other cash distributions to our shareholders. See “Risk Factors—Risks relating to our corporate structure—We rely on dividends and other payments from Liandu WFOE to pay dividends and other cash distributions to our shareholders.”

●	Qingtian International School may be subject to limitations on their ability to operate private education or make payments to related parties. See “Risk Factors—Risks relating to our corporate structure—Qingtian International School may be subject to limitations on their ability to operate private education or make payments to related parties.”

Risks relating to doing business in China

●	The inherent uncertainties in the PRC legal system could materially and adversely affect us. The PRC legal system continues to evolve rapidly. The interpretations of such laws and regulations may not always be consistent, and enforcement of these laws and regulations involves significant uncertainties and can change quickly with little advance notice, any of which could limit the available legal protections. See “Risk Factors — Risks Relating to doing business in China — The inherent uncertainties in the PRC legal system could materially and adversely affect us.”

●	Investors in the ADSs and the business of us and the VIEs face potential uncertainty from the PRC government’s policy. Adverse changes in the PRC economic, political and social conditions as well as laws and government policies, may materially and adversely affect our and the VIEs’ business, financial condition, results of operations and growth prospects. See “Risk Factors—Risks relating to doing business in China—Adverse changes in the PRC economic, political and social conditions as well as laws and government policies, may materially and adversely affect our and the VIEs’ business, financial condition, results of operations and growth prospects.”

●	PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries or VIEs. See “Risk Factors—Risks relating to doing business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries or VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our and the VIEs’ business.”

●	Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors—Risks relating to doing business in China—Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or the VIE or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

●	There is significant uncertainty about the application and interpretation of the Law on the Promotion of Private Education, the 2021 Implementation Rules and their detailed implementation rules and regulations. See “Risk Factors—Risks relating to doing business in China—Based on the recent development of PRC law, there is significant uncertainty about the application and interpretation of the Law on the Promotion of Private Education, the 2021 Implementation Rules and their detailed implementation rules and regulations. We may be subject to significant limitations on our ability to engage in the private education business, acquire private schools, or receive payments from the VIEs and may otherwise be materially and adversely affected by changes in PRC laws and regulations.”

●	To the extent cash is generated in our PRC Subsidiaries or the VIEs, and may need to be used to fund operations outside of mainland China, such funds may not be available due to limitations placed by the PRC government. Furthermore, to the extent assets (other than cash) in our or the VIEs’ business are located in the PRC or held by a PRC entity, the assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries and the VIEs to transfer assets by the PRC government. If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiary in the future, and to the extent cash is generated in our Hong Kong subsidiary, and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries and the VIEs to transfer funds or assets by the PRC government. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions or limitations on our ability to transfer or distribute cash within its organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong and adversely affect its business. See “Risk Factors—Risks Related to Doing Business in China— Restrictions on currency exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.”

Risks relating to our ADSs

●	The trading price of our ADSs may be volatile and the voting rights of holders of our ADSs are limited by the terms of the deposit agreement. See “Risk Factors—Risks relating to our ADSs—The trading price of our ADSs may be volatile, which could result in substantial losses to you,” “Risk Factors—Risks relating to our ADSs—The voting rights of holders of our ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the ordinary shares represented by your ADSs are voted,” and “Risk Factors—Risks relating to our ADSs—The depositary shall deem you to have instructed the depositary to give us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not give timely voting instructions to the depositary to direct how the ordinary shares underlying your ADSs are voted, except in limited circumstances, which could adversely affect your interests.”

Financial Information Related to the VIEs

The following table presents the condensed consolidating schedule of financial position of our parent company, VIEs and their consolidated subsidiaries, Liandu WFOE that is the primary beneficiary of the VIEs, and other subsidiaries as of the December 31, 2021 and 2022.

	As of December 31, 2022
Condensed Consolidating Schedule of Financial Position	Parent	VIEs and their consolidated subsidiaries	Liandu WFOE which is the primary beneficiary of the VIEs	Other subsidiaries	Elimination adjustment	Total
	RMB
Assets
Cash and cash equivalents	210,769,439	33,364,634	1,026,430	1,601,045	-	246,761,548
Inter-group balance due from VIEs and subsidiaries of continuing operation	7,686	57,331,944	16,855,664	50,350,000	(124,545,294)	-
Prepayments and other current assets	-	79,871,947	27,594	1,298,263	-	81,197,804
Investment gain in subsidiaries and VIEs	84,528,603	-	-	-	(84,528,603)	-
Others	-	438,108	1,156,628	-	-	1,594,736
Total current assets	295,305,728	171,006,633	19,066,316	53,249,308	(209,073,897)	329,554,088

Property and equipment, net	-	159,247,545	-	882,112	-	160,129,657
Land use right	-	35,820,632	-	-	-	35,820,632
Goodwill	-	70,369,837	-	-	-	70,369,837
Other non-current assets	-	9,931,493	-	318,656	2,802,091	13,052,240
Investments in subsidiaries	-	-	4,044,636	898,684	(4,943,320)	-
Total non-current assets	-	275,369,507	4,044,636	2,099,452	(2,141,229)	279,372,366
Total assets	295,305,728	446,376,140	23,110,952	55,348,760	(211,215,126)	608,926,454

Short-term borrowings	-	67,500,000	-	-	-	67,500,000
Inter-group balance due to VIEs and subsidiaries of continuing operation	42,307,875	35,000,000	34,000,406	7,687	(111,315,968)	-
Accrued liabilities and other current liabilities	-	17,694,499	567,687	-	-	18,262,186
Other current liabilities	55,717	21,602,475	1,537,396	1,228,414	-	24,424,002
Amounts due to related party	-	323,400	-	-	-	323,400
Amounts due to Affected Entity, current	-	21,225,707	16,531	2,342,668	-	23,584,906
Total current liabilities	42,363,592	163,346,081	36,122,020	3,578,769	(111,315,968)	134,094,494

Amounts due to Affected Entity, non-current	-	194,552,414	151,519	21,472,630	-	216,176,563
Other non-current liabilities	-	5,164,630	-	-	-	5,164,630
Total non-current liabilities	-	199,717,044	151,519	21,472,630	-	221,341,193
Total liabilities	42,363,592	363,063,125	36,273,539	25,051,399	(111,315,968)	355,435,687

Non-controlling interests	-	548,631	-	-	-	548,631
Total shareholders’ equity (deficit)	252,942,136	83,313,015	(13,162,587)	30,297,361	(99,899,158)	253,490,767

	As of December 31, 2021
Condensed Consolidating Schedule of Financial Position	Parent	VIEs and their consolidated subsidiaries	Liandu WFOE which is the primary beneficiary of the VIEs	Other subsidiaries	Elimination adjustments	Total
	RMB
Assets
Cash	194,729,331	1,453,323	1,059,179	2,169,990	—	199,411,823
Inter-group balance due from VIEs and subsidiaries of continuing operations	644,607	51,536,540	9,960,476	25,850,000	(87,991,623)	—
Prepayments and other current assets	—	100,990,604	265,219	212,101	—	101,467,924
Others	—	—	227,600	—	—	227,600
Total current assets	195,373,938	153,980,467	11,512,474	28,232,091	(87,991,623)	301,107,347
Property and equipment, net	—	164,037,622	—	1,021,241	—	165,058,863
Land use right	—	36,767,329	—	—	—	36,767,329
Goodwill	—	26,644,407	—	—	—	26,644,407
Other non-current assets	—	6,667	—	339,059	2,802,091	3,147,817
Investments in subsidiaries	—	—	4,373,753	1,501,165	(5,874,918)	—
Total non-current assets	—	227,456,025	4,373,753	2,861,465	(3,072,827)	231,618,416
Total assets	195,373,938	381,436,492	15,886,227	31,093,556	(91,064,450)	532,725,763
Short-term borrowings	—	77,000,000	—	—	—	77,000,000
Inter-group balance due to VIEs and subsidiaries of continuing operations	40,296,870	16,754,595	28,805,002	644,607	(86,501,074)	—
Accrued liabilities and other current liabilities		16,708,810	642,925	40,481	—	17,392,216
Investment deficit in subsidiaries and VIEs	35,769,964	—	—	—	(35,769,964)	—
Others	244,166	4,904,517	681,412	4,657,539	—	10,487,634
Amounts due to Lianwai School, current	—	288,261,447	—	20,521,528	—	308,782,975
Total current liabilities	76,311,000	403,629,369	30,129,339	25,864,155	(122,271,038)	413,662,825
Total liabilities	76,311,000	403,629,369	30,129,339	25,864,155	(122,271,038)	413,662,825
Total shareholders’ equity/(deficit)	119,062,938	(22,192,877)	(14,243,112)	5,229,401	31,206,588	119,062,938

The following table presents the condensed consolidating schedule of results of operations and cash flows of our parent company, VIEs and their consolidated subsidiaries, Liandu WFOE that is the primary beneficiary of the VIEs, and other subsidiaries for the years ended December 31, 2020, 2021 and 2022.

	For the year ended December 31, 2022
Condensed Consolidating Schedule of Results of Operations	Parent	VIEs and their consolidated subsidiaries	Liandu WFOE which is the primary beneficiary of the VIEs	Other subsidiaries	Elimination adjustments	Total
	RMB
Continuing operation
Revenue	-	45,924,957	3,257,199	-	-	49,182,156
Cost of revenue	-	(39,868,888)	(1,397,604)	(19,073)	-	(41,285,565)
General and administrative expenses	(2,360,615)	(27,112,349)	(553,351)	(467,924)	-	(30,494,239)
Sales and marketing expenses	-	(1,974,299)	-	-	-	(1,974,299)
Impairment loss on goodwill	-	(18,842,000)	-	-	-	(18,842,000)
Income from operations	(2,360,615)	(41,872,579)	1,306,244	(486,997)	-	(43,413,947)
Other income, net	12,107	35,715,789	16,757	2,107	-	35,746,760
Equity in loss of subsidiaries and VIEs, net	(5,417,139)	-	(470,467)	(852,534)	6,740,140	-
Income before income tax expenses	(7,765,647)	(6,156,790)	852,534	(1,337,424)	6,740,140	(7,667,187)
Income tax expense	-	(434,317)	-	10,274	-	(424,043)
Income from continuing operations, net of tax	(7,765,647)	(6,591,107)	852,534	(1,327,150)	6,740,140	(8,091,230)
Net (loss)/income	(7,765,647)	(6,591,107)	852,534	(1,327,150)	6,740,140	(8,091,230)

Condensed Consolidating Schedule of Cash Flows
Net cash (used in)/provided by operating activities	(1,900,037)	43,586,442	(32,749)	(685,955)	-	40,967,701
Net cash used in investing activities	-	(456,381)	-	-	-	(456,381)
Net cash used in financing activities	-	(11,218,750)	-	-	-	(11,218,750)
Effect of exchange rate changes on cash	17,940,145	-	-	117,010	-	18,057,155
Net increase in cash	16,040,108	31,911,311	(32,749)	(568,945)	-	47,349,725
Cash at the beginning of year	194,729,331	1,453,323	1,059,179	2,169,990	-	199,411,823
Cash at the end of year	210,769,439	33,364,634	1,026,430	1,601,045	-	246,761,548

	For the year ended December 31, 2021
Condensed Consolidating Schedule of Results of Operations	Parent	VIEs and their consolidated subsidiaries	Liandu WFOE which is the primary beneficiary of the VIEs	Other subsidiaries	Elimination adjustments	Total
	RMB
Continuing operations
Revenue	—	20,112,033	3,459,777	10,864,732	230	34,436,772
Cost of revenue	—	(10,419,986)	(2,210,487)	(4,725,977)	—	(17,356,450)
General and administrative expenses	(1,059,294)	(9,601,120)	(6,327,602)	(1,384,517)	(230)	(18,372,763)

(Loss)/Income from operations	(1,059,294)	90,927	(5,078,312)	4,754,238	—	(1,292,441)

Other expense, net	—	(558,309)	(14,640)	(38,445)	2,823,630	2,212,236
Equity in (loss)/profit of subsidiaries and VIEs, net	(242,760,667)	—	4,045,103	1,047,849	237,667,715	—

(Loss)/Income before income tax expenses	(243,819,961)	(467,382)	(1,047,849)	5,763,642	240,491,345	919,795

Income tax expense	—	—	—	(670,976)	—	(670,976)

(Loss)/Income from continuing operations, net of tax	(243,819,961)	(467,382)	(1,047,849)	5,092,666	240,491,345	248,819

Loss from discontinued operation, net of tax	—	(244,068,780)	—	—		(244,068,780)

Net (loss)/income	(243,819,961)	(244,536,162)	(1,047,849)	5,092,666	240,491,345	(243,819,961)
Condensed Consolidating Schedule of Cash Flows
Net cash (used in)/provided by operating activities	(2,290,367)	29,764,431	(1,397,532)	3,040,518	1,490,550	30,607,600
Net cash used in investing activities	—	(153,593,942)	(423,550)	(1,153,024)	120,000	(155,050,516)
Net cash provided by financing activities	—	115,671,061	—	120,000	(120,000)	115,671,061
Effect of exchange rate changes on cash and cash equivalents	(3,088,575)	—	—	(6,903)	(1,490,550)	(4,586,028)
Net changes in cash and cash equivalents	(5,378,942)	(8,158,450)	(1,821,082)	2,000,591	—	(13,357,883)
Cash and cash equivalents at the beginning of year	200,108,273	9,611,773	2,880,261	169,399	—	212,769,706
Cash and cash equivalents at the end of year	194,729,331	1,453,323	1,059,179	2,169,990	—	199,411,823

	For the year ended December 31, 2020
Condensed Consolidating Schedule of Results of Operations	Parent	VIEs and their consolidated subsidiaries	Liandu WFOE which is the primary beneficiary of the VIEs	Other subsidiaries	Elimination adjustment	Total
	RMB
Continuing operations
Revenue	—	17,070,602	4,926,295	5,341,720	(1,633,663)	25,704,954
Cost of revenue	—	(4,839,390)	(2,115,841)	(3,796,721)	—	(10,751,952)
General and administrative expenses	(3,666,937)	(3,460,323)	(2,855,352)	(1,775,479)	1,633,663	(10,124,428)

(Loss)/Income from operations	(3,666,937)	8,770,889	(44,898)	(230,480)	—	4,828,574

Other expense, net	—	(876,596)	(4,331)	(1,263)	—	(882,190)
Equity in profit /(loss) of subsidiaries and VIEs, net	37,252,021	—	(141,350)	(190,579)	(36,920,092)	—

Income/(loss) before income tax expenses	33,585,084	7,894,293	(190,579)	(422,322)	(36,920,092)	3,946,384

Income tax expense	—	—	—	—	—	—

Income/(loss) from continuing operations, net of tax	33,585,084	7,894,293	(190,579)	(422,322)	(36,920,092)	3,946,384
Income from discontinued operation, net of tax	—	29,638,700	—	—	—	29,638,700

Net income/(loss)	33,585,084	37,532,993	(190,579)	(422,322)	(36,920,092)	33,585,084
Condensed Consolidating Schedule of Cash Flows
Net cash provided by operating activities	—	47,477,961	1,198,900	779,125	—	49,455,986
Net cash (used in)/provided by investing activities	(653,250)	19,424,757	936,529	(659,726)	709,326	19,757,636
Net cash provided by/(used in) financing activities	208,718,163	(81,928,356)	659,326	50,000	(709,326)	126,789,807
Effect of exchange rate changes on cash and cash equivalents	(7,956,640)	—	—	—	—	(7,956,640)
Net changes in cash and cash equivalents	200,108,273	(15,025,638)	2,794,755	169,399	—	188,046,789
Cash and cash equivalents at the beginning of year	—	24,637,411	85,506	—	—	24,722,917
Cash and cash equivalents at the end of year	200,108,273	9,611,773	2,880,261	169,399	—	212,769,706

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

For the years ended December 31, 2020, 2021 and 2022, the cash flows that have occurred between the Company, the VIEs and their consolidated subsidiaries, Liandu WFOE which is the primary beneficiary of the VIEs, and other subsidiaries are summarized as the following:

	For the years ended December 31,
	2020	2021	2022
		RMB
Cash paid by Lianwai School to other subsidiaries for food procurement service	150,000	16,056,452	—
Cash transfer from Liandu WFOE to other subsidiaries	—	—	600,000
Cash transfer from Liandu WFOE to VIEs and their consolidated subsidiaries	7,000,000	46,860,000	17,350,000
Cash transfer from VIEs and their consolidated subsidiaries to Liandu WFOE	15,900,000	33,601,578	18,788,590
Cash transfer from other subsidiaries to Liandu WFOE	—	17,600,000	—
Cash transfer from other subsidiaries to VIEs and their consolidated subsidiaries	—	9,900,000	45,000,000
Cash transfer from VIEs and their consolidated subsidiaries to other subsidiaries	—	15,110,752	—

From January 1, 2023 to the date of this annual report, cash is transferred among the Company, Liandu WFOE, the VIEs and their consolidated subsidiaries, in the following manners: (i) Liandu WFOE provided a total of RMB300,000 in cash to VIEs and their consolidated subsidiaries; (ii) VIEs and their consolidated subsidiaries provided a total of RMB100,000 in cash to Liandu WFOE; (iii) Other subsidiaries provided a total of RMB150,000 in cash to VIEs and their consolidated subsidiaries. The aforementioned cash transfers were generally for working capital purpose among the Liandu WFOE, VIEs and their consolidated subsidiaries, and other subsidiaries.

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

The following summary consolidated statements of comprehensive loss for the fiscal years ended December 31, 2020, 2021 and 2022 and summary consolidated balance sheets as of December 31, 2021 and 2022 have been derived from our audited consolidated financial statements included in this annual report on Form 20-F beginning on page F-1. Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States of America, or US GAAP. Our historical results are not necessarily indicative of results expected for future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.

The following table presents our summary consolidated statements of comprehensive loss for the fiscal years ended December 31, 2020, 2021 and 2022.

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Net revenues:
Revenue from third parties	3,410,091	8,512,992	48,427,871	7,021,381
Revenue from related party	1,668,572	906,667	754,285	109,361
Revenue from Affected Entity	20,626,291	25,017,113	-	-
Total net revenue	25,704,954	34,436,772	49,182,156	7,130,742
Cost of revenues	(10,751,952)	(17,356,450)	(41,285,565)	(5,985,844)
Gross profit	14,953,002	17,080,322	7,896,591	1,144,898
Operating expenses:
General and administrative expenses	(10,124,428)	(18,372,763)	(30,494,239)	(4,421,249)
Sales and marketing expenses	-	-	(1,974,299)	(286,246)
Impairment loss on goodwill			(18,842,000)	(2,731,833)
Total operating expenses	(10,124,428)	(18,372,763)	(51,310,538)	(7,439,328)
Operating income/(loss)	4,828,574	(1,292,441)	(43,413,947)	(6,294,430)
Interest expense	(897,398)	(2,393,178)	(4,707,952)	(682,589)
Interest income	16,634	14,834	77,315	11,210
Fair value change gain of contingent consideration	-	-	22,850,000	3,312,939
Other (loss)/income, net	(1,426)	4,590,580	17,527,397	2,541,234
Income/(loss) before income tax expense	3,946,384	919,795	(7,667,187)	(1,111,636)
Income tax expense	-	(670,976)	(424,043)	(61,480)
Income/(loss) from continuing operations, net of tax	3,946,384	248,819	(8,091,230)	(1,173,116)
Income/(loss) from discontinued operation, net of tax	29,638,700	(244,068,780)	-	-
Net income/(loss)	33,585,084	(243,819,961)	(8,091,230)	(1,173,116)
Net income/(loss) attributable to the Company’s ordinary shareholders	33,585,084	(243,819,961)	(7,789,861)	(1,129,424)
Net loss attributable to non-controlling interests	-	-	(301,369)	(43,694)
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of nil tax	(7,956,640)	(4,586,027)	18,057,155	2,618,041
Comprehensive income/(loss)	25,628,444	(248,405,988)	9,965,925	1,444,923
Total comprehensive loss attributable to non-controlling interests	-	-	(301,369)	(43,694)
Total comprehensive income/(loss) attributable to the Company’s ordinary shareholders	25,628,444	(248,405,988)	10,267,294	1,488,617
Earnings/(loss) per share from continuing operations
—Basic and diluted	0.07	0.00	(0.12)	(0.02)
Earnings/(loss) per share from discontinued operation
—Basic and diluted	0.55	(3.66)	-	-
Weighted average number of ordinary shares used in per share calculation
—Basic and diluted	54,166,750	66,667,000	66,667,000	66,667,000

The following table presents our summary consolidated balance sheet data as of December 31, 2021 and 2022.

	As of December 31,
	2021	2022
	RMB	RMB	US$
Selected Consolidated Balance Sheet Data
Cash	199,411,823	246,761,548	35,777,061
TOTAL ASSETS	532,725,763	608,926,454	88,286,038
TOTAL LIABILITIES	413,662,825	355,435,687	51,533,332
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 66,667,000 and 66,667,000 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	45,198	45,198	6,553
TOTAL SHAREHOLDERS’ EQUITY	119,062,938	252,942,136	36,673,162

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The 2021 Implementation Rules have had significant impacts on our and the VIEs’ business operations and our results of operations. As a result of the effectiveness of the 2021 Implementation Rules, we have lost control over Lianwai School which primarily provides primary and middle education to the students. We had ceased to recognize revenues for all activities related to Lianwai School and had discontinued all business activities with Lianwai School by August 31, 2021. We deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements. To minimize disruptions to existing students enrolled in Lianwai School, we and the VIEs continued to offer essential services to the students. As a result, our and the VIEs’ ability to engage in the private not-for-profit education in China has been materially and adversely affected, and we cannot assure you that we will be able to restore such ability, which could materially and adversely affect our and the VIEs’ business, prospects, results of operations and financial condition. In November 2021, Lishui Mengxiang completed the acquisition of 100% of the sponsorship interest of Qingtian International School from Qingtian Zhongyi Education Investment Co., Ltd. (青田众亿教育投资有限公司), a company incorporated under the laws of the PRC, or Qingtian Zhongyi Education Investment. In January 2022, Lishui Mengxiang formed Beijing Xinxiang with Beijing R.R.Z. to provide vocational education in the health care industry. On January 1, 2022, Lishui Mengxiang entered into definitive agreements to acquire 100% equity interests of Beijing P.X., a wholly-owned subsidiary of Beijing S.K., which in turn holds 100% equity interests of Chuangmei Weiye and Hainan Jiangcai, and the sponsorship interests of Langfang School, to expand our and the VIEs’ business into vocational education. The acquisition was completed in May 2022. We expect that the acquisitions and investment will strengthen our competitiveness in the private education and vocational education sector.

There are substantial uncertainties regarding the interpretation and application of the Decision, the current Promotion Law, the Opinions and the 2021 Implementation Rules, which affect or may affect our industry as a whole or the schools, including Lianwai School and its subsidiaries, Qingtian International School, and Langfang School. Such uncertainties include, among others:

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

Further, the founder or actual controller, any member of the decision-making body or supervisory body of a private school conducting related-party transactions with a private school providing compulsory education, or conducting related-party transactions with any other private school, thus damaging the interests of the State, of the school or of the teachers and students, shall be ordered by the relevant authorities to make corrections within a time limit, and the illegal gains, if any, shall be confiscated after the fees collected are returned; if the circumstances are serious the offender shall not become the founder or actual controller, a member of the decision-making body or supervisory body of another private school within one to five years; if the circumstances are especially serious with adverse social impact, the offender shall not become the founder, actual controller or a member of the decision-making body or supervisory body of another private school permanently.

After the 2021 Implementation Rules took effect, we have terminated the contractual arrangements with Lianwai School. To minimize disruptions to existing students enrolled in Lianwai School, we and the VIEs continued to offer essential services to Lianwai School without recognizing any revenue. Meanwhile, we deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements. We have not received income from such transactions since September 1, 2021, which had a material adverse impact on our income. In order to support the daily operation of Lianwai School, we and the VIEs continue to provide Lianwai School with premises and other related facilities and services. The estimated annual expenses for providing these premises, facilities and services are approximately RMB 30 million. We have been unable to receive any revenue for providing these premises, facilities and services since the 2021 Implementation Rules came into effect. Lishui Mengxiang is no longer defined as an affiliated entity of Lianwai School.

Furthermore, our contractual arrangements may be regarded as related party transactions of Qingtian International School and Langfang School, and we may incur substantial compliance costs for establishing disclosure mechanisms and undergoing review by the relevant government authorities. Such process may not be in our control and may be highly complicated and burdensome and may divert management attention. Government authorities may, during their review process, compel us to make modifications to our contractual arrangements for whatever reason, which may in turn adversely affect the operation of our contractual arrangements. Government authorities may find that one or more agreements underlying our contractual arrangements do not comply with applicable PRC laws and regulations and may subject us to severe penalties, resulting in material adverse impact on our operation and financial condition.

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

The local governments and their education authorities will generally issue detailed rules, guidelines or opinions on the interpretation, application and implementation of the upper-level laws after they come into effect, and the local government and education authorities in Zhejiang Province (in the case of Qingtian International School) and Hebei Province (in the case of Langfang School) have not yet issued such rules, guidelines or opinions on the interpretation, application and implementation of the 2021 Implementation Rules as of the date of this annual report on Form 20-F. We’ve been closely monitoring the developments of the 2021 Implementation Rules and are carefully evaluating the possible impact of the 2021 Implementation Rules on our and the VIEs’ business development and financial performance. There is no expected timeline for the local government and education authorities to release such rules, guidelines or opinions. We are also proactively seeking guidance from and cooperating with the local governments and their education authorities in connection with our efforts to comply with the 2021 Implementation Rules and any related rules and regulations.

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

We and the VIEs are in the process of filing the relevant application pursuant to the national and local regulations (including Zhejiang Province and Lishui City, as well as Hebei Province) of classification registration of private schools. Loss of taxes and fees may incur in the process, which may have an adverse impact on Qingtian International School’s and Langfang School’s operations.

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

As of the date of the annual report, we have not received any formal notice from the competent authorities of Qingtian County requesting us to conduct the classified registration of private schools. However, given that Qingtian International School is a non-state public institution legal person, it may be directly classified as a non-profit private school by the competent authorities of Qingtian County and has no need to go through additional registration procedures.

On January 9, 2018, five departments of Hebei Province including the Department of Education of Hebei Province issued the Implementation Measures for the Classification Registration of Private Schools in Hebei Province, which came into effect on the same day. The measures provide that (i) private schools can choose to be registered as non-private schools or for-profit schools, and those engaging in compulsory education shall not be registered as for-profit schools; (ii) if a private school has chosen to be classified and registered as a non-profit private school, it shall no longer be converted to a for-profit private school; while if it has chosen to be classified and registered as a for-profit private school, it may be converted to a non-profit private school by application by its sponsor(s) and changing the registration of its legal entity; (iii) existing private schools shall complete the classification and registration within a five-year transition period ending on September 1, 2022, and before the classification and registration, they shall be managed as their originally-registered legal entity; (iv) if an existing private school chooses to be classified and registered as a non-profit private school, it shall amend its constitution in accordance with the laws, continue its operation, and re-register with the appropriate authorities or civil affairs department; and (v) if an existing private school chooses to be classified and registered as a for-profit private school, it shall conduct financial liquidation, clarify the property rights for land(s), school building(s), school accumulation and pay relevant taxes and fees, renew the Permit for Establishment of Privately-run Schools, re-register with the appropriate authorities, and continue its operation.

As of the date of the annual report, Langfang City has not released any detailed rules on classification registration of private schools and we have not received any relevant notice from the competent authorities of Langfang City since January 1, 2022 when Beijing P.X. began to hold the whole sponsorship interests of Langfang School.

We and the VIEs may be unable to maintain or raise the tuition, meal and accommodation service fees as planned.

We derive the majority of our revenue from tuition, meal and accommodation service fees. We determine the rates of the tuition or other fees for our schools primarily based on limits, guidelines and requirements set by the authorities and commercial considerations such as the demand for our and the VIEs’ educational programs, cost of revenues, the tuition charged by our competitors, our pricing strategy, the economic conditions of Lishui City, Zhejiang Province (in the case of Qingtian International School) and Langfang City, Hebei Province (in the case of Langfang School), and the general economic conditions in China.

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

On August 18, 2021, Lishui Mengxiang entered into a sponsorship interests transfer agreement with Qingtian Zhongyi Education Investment in respect of the acquisition of 100% of the sponsorship interests of Qingtian International School, with a total consideration of RMB 23 million. The alteration registration of Qingtian International School was completed on August 24, 2021. Qingtian International School is an educational institution specialized in providing high school education to returned overseas Chinese students, and the transaction was closed in November 2021. Qingtian International School had 501 students enrolled and recorded a utilization rate of 61.4% as of September 1, 2022. Langfang School is a provincial private vocational school approved by the Human Resources and Social Security Department of Hebei Province, integrating academic education and vocational education. Langfang School was acquired by Lishui Mengxiang in January 2022. Langfang School had 838 students enrolled and it recorded a utilization rate of approximately 98.4% as of September 1, 2022. If Qingtian International School and Langfang School are unable to attract and retain students to fully utilize the campuses, they may record lower operation efficiency and we may be unable to benefit from the acquisitions. As a result, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

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

The education sector in China is rapidly evolving, highly fragmented and competitive and we expect competition in this sector to persist and intensify. In the geographic market in which we and the VIEs operate the schools, we and the VIEs compete with public schools and other private schools that offer high school education and vocational eduction. We and the VIEs compete with these schools across a range of factors, including program and curriculum offerings, tuition level, school location and premises, qualified teachers and other key personnel.

Our competitors that are private schools may offer similar or superior educational programs, with different pricing and service packages that are more appealing than those offered at our school. Some of our competitors that are private schools may have more resources than us and may be able to devote greater resources than we and the VIEs can to the development and promotion of their schools and respond more quickly than we and the VIEs can to changes in student demands, testing materials, admissions standards, market needs or new technology. Our competitors that are public schools may have access to resources that may not be available to private schools and may be able to offer quality educational programs at lower prices than Qingtian International School and Langfang School. According to the Frost & Sullivan report, tuition charged by public schools is generally lower than tuition charged by private schools, especially premium private schools. In addition, the PRC public education system continues to improve in terms of resources, admission policies and teaching quality and approaches. If public schools relax their admission limitations, offer more diversified curriculum, upgrade their campus facilities or reforms the exam-oriented education approach, they may become more attractive to students, which may lead to increased competition in the education industry.

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

In order to conduct our and the VIEs’ business and operate schools in China, we and the VIEs are required to obtain and maintain various approvals, licenses and permits and fulfill registration and filing requirements. For example, to establish and operate a high school or a vocational school in the PRC, we are required to obtain a private school operation permit from the local departments of education, human resources and social security, and register with competent administration authorities to obtain a business license or registration certificate. Such local regulatory authorities may also conduct annual inspection of the schools. After consulting with our PRC legal counsel, Beijing DeHeng Law offices, we are of the view that, as of the date of the annual report, except for the circumstances which would not in the aggregate have a material adverse effect on our financial conditions, Lixiang, our PRC subsidiaries and the VIEs have received from PRC authorities requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China.

We cannot assure you that Lixiang, our PRC subsidiaries and the VIEs are always able to successfully update or renew the licenses or permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of our and the VIEs’ present or future business. As advised by our PRC legal counsel, Beijing DeHeng Law Offices, if Lixiang, our PRC subsidiaries or the VIEs (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and Lixiang, our PRC subsidiaries or the VIEs are required to obtain such permissions or approvals in the future, we could be subject to fines or legal sanctions, which may materially and adversely affect the business, financial condition and results of operations of us and the VIEs.

As of the date of the annual report on Form 20-F, the administrative procedures for changing the sponsor of Langfang School with the PRC governmental authorities, especially for renewing the Permit for Establishment of Privately-run Schools, have not been completed due to the internal procedures of the competent authorities. If the above administrative procedures cannot be completed, Langfang School might be determined as changing its sponsor without authorization according to the Promotion Law and the 2021 Implementation Rules by the competent authorities, and thus Langfang School, the sponsor and actual controller and members of decision-making institution or supervisory institution of Langfang School shall be subject to administrative punishment. For Langfang School, any unlawful earning shall be confiscated, and if the circumstances are serious, it shall be ordered to stop enrolling students and its business license shall be revoked. In addition, since the former sponsor is still a Langfang School’s registered sponsor with the relevant authorities, if it exercises the rights and interests of sponsor in accordance with relevant laws, regulations and the filed articles of association of Langfang School, the normal operation and management of Langfang School may be affected. The aforesaid rights and interests of the registered sponsor include knowing the operation and financial status of Langfang School, recommending council members and supervisors, and consulting the meeting minutes of the council and the financial/accounting statements of Langfang School. Although we believe that we can currently exert sufficient control over Langfang School, however, if the above situation occurs, we will have to spend additional time and cost to eliminate the relevant adverse effects.

As of the date of this annual report, the adjustment of the cooperation arrangement between Beijing P.X. and Hainan Technical School for compliance purposes has not been completed. We and the VIEs cooperate with Hainan Technical School, a reputable vocational education school in Haikou City, Hainan Province, through Hainan Jiangcai, a subsidiary of Beijing P.X., to jointly design and develop curriculum programs based on the prevalent market trends and employer preferences. According to the cooperation arrangement made prior to the acquisition of Beijing P.X., Hainan Jiangcai would designate their staffs to teach courses in Hainan Technical School, and the tuition, accommodation and miscellaneous fees paid by the students would be charged by Beijing P.X. on behalf of Hainan Technical School and then transferred back to Hainan Technical School after deducting the service fees payable to Beijing P.X. However, as stipulated in relevant regulations, teachers shall be directly recruited by Hainan Technical School, and the tuition, accommodation and miscellaneous fees shall also be directly charged by Hainan Technical School. To comply with the relevant regulations, Beijing P.X. has deliberated with Hainan Technical School for the adjustment of the cooperation, while the parties have not yet agreed on any specific and detailed adjustment plans as of the date of this annual report. Beijing P.X. and Hainan Technical School may be ordered to return the tuition, accommodation and miscellaneous fees and be imposed fines, and the revenue from the cooperation may be adversely affected.

We and the VIEs may not be able to successfully integrate businesses operated by Qingtian International School, Vocational Education Services Providers and Chuangmei Weiye that we and the VIEs acquired, which may cause us to lose the anticipated benefits from such acquisitions and to incur significant additional expenses.

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

We and the VIEs may not be able to successfully integrate our operations and the operations of the schools such as Qingtian International School, Vocational Education Services Providers and Chuangmei Weiye we and the VIEs acquire in a timely manner, or at all, and we may not realize the expected benefits or synergies of the acquisitions to the extent, or in the timeframe we anticipated, which may have a material adverse effect on our and the VIEs’ business, financial condition and results of operations.

The operation of Qingtian International School is subject to general conditions and the education industry of Qingtian County, Lishui City and/or Zhejiang Province, while the operation of Langfang School is subject to general conditions and the education industry of Langfang City and/or Hebei Province.

Qingtian International School and its operations are currently located in Qingtian County, Lishui City, Zhejiang Province. According to the latest census report of Zhejiang Province, the population of Lishui City and Zhejiang Province in 2022 was 2.5 million and 65.8 million, respectively. If Lishui City or Zhejiang Province experiences an event that materially and adversely affects its education industry, such as an economic downturn, a natural disaster or an outbreak of a contagious disease, or if any governmental authorities governing Lishui City or Zhejiang Province adopt regulations that place additional restrictions or burdens on Qingtian International School or on the education industry in general, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

Langfang School and its operations are currently located in Langfang City, Hebei Province. As of the date of the annual report, according to the latest census report of Hebei Province, the population of Langfang City and Hebei Province in 2022 was 5.5 million and 74.2 million, respectively. If Langfang City or Hebei Province experiences an event that materially and adversely affects its education industry, such as an economic downturn, a natural disaster or an outbreak of a contagious disease, or if any governmental authorities governing Langfang City or Hebei Province adopt regulations that place additional restrictions or burdens on Langfang School or on the education industry in general, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

In addition, given that we and the VIEs mainly offer the education services at Qingtian International school and Langfang School, any material negative development with respect to Qingtian International school or Langfang School could have a material adverse effect on our and the VIEs’ business, financial condition and results of operations as a whole.

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

Qingtian International School’s operation depends on its ability to promptly and adequately respond to changes in admission requirements for higher-level education, testing materials and technologies.

Our high school students in Qingtian International School are subject to the National Joint Entrance Examination for overseas Chinese students. The admission scores for the various college schools in China usually change from year to year and so do the admission requirements for overseas universities. Testing materials may also change in terms of focus areas, format and the manner in which such tests are administered. The new examination syllabus implemented in 2021 has greatly reduced the difficulty of the examination. These changes require us to continually update and enhance the courses we and the VIEs offer and to continually train our students to take standardized tests so as to maximize their performance on these tests. In order to enable our students get admission to the prestigious colleges in China, Qingtian International School is required to offer not only the ordinary PRC high school curriculum program but also the courses designed for the National Joint Entrance Examination for overseas Chinese students. If Qingtian International School fails to adequately prepare its students for admission tests in the everyday classroom teaching and any test preparation courses it offers, its students’ admissions rates to PRC colleges may decrease and its programs and services may become less attractive to students. Furthermore, if we and the VIEs fail to timely develop and introduce new education services and programs in Qingtian International School based on the changing education and test standards in China and abroad, our ability to attract and retain students may decrease. As a result, our reputation, business, financial condition and results of operations may be materially and adversely affected.

If we are not able to continually tailor our vocational education programs to market demand and enhance our courses to adequately and promptly respond to developments in the labor market, our courses may become less attractive to students.

New trends in the economy of China and rapid developments in the industries may change the type of skills required for vocational school graduates in the labor market. This requires us to continually develop, update and enhance our vocational education programs and course materials to adapt to the needs of the labor market in China. We may be unable to update our courses in a timely and cost-effective manner, or at all, to keep pace with changes in market requirements. Any inability to track and respond to these changes in a cost-effective and timely manner or to tailor our vocational education programs to the market demand in China would render our programs less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students and cause us to lose market share.

We and the VIEs may not be able to successfully implement our business strategies.

Our business strategies include organic growth, strategic alliance with reputable education institutes, acquiring and establishing schools. We may not succeed in implementing our business strategies due to a number of factors, including the following:

●	we may lose government support in Zhejiang Province, Hebei Province, Hainan Province or other places to which we plan to expand our operation;

●	we may not be able to admit all qualified students who would like to enroll in our schools due to the capacity constraints of our school facilities;

●	we may fail to identify cities with sufficient growth potential in which to acquire or establish schools;

●	we may have limited access to capital resources or may have to rely on the shareholders’ guarantee in obtaining bank facilities;

●	we may fail to acquire or lease suitable land sites in the cities to which we plan to expand our operations;

●	we may fail to effectively market our schools or brand in new markets or promote ourselves in existing markets;

●	we may not be able to replicate our successful growth model in new markets;

●	we may not be able to effectively integrate any future acquisitions into our operations;

●	we may fail to obtain the requisite licenses and permits from the authorities necessary to acquire or establish schools at our desired locations;

●	we may not be able to continue to enhance our course materials or adapt our course materials to changing student needs and teaching methods;

●	we may fail to follow the expected timetable with respect to the development of our schools; and

●	we may fail to achieve the benefits we expect from our expansion.

If we fail to successfully execute our growth strategies, we may not be able to maintain our growth rate and our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

We recorded net current liabilities as of December 31, 2021.

As of December 31, 2021 and 2022, we had net current liabilities of RMB113 million and net current assets of RMB195 million, respectively. The net current liabilities as of December 31, 2021 was primarily due to the amounts due to Lianwai School.  In 2022, to both parties’ consensus, the amounts due to Lianwai School would not be settled within one year, and thus, it was classified as non-current liabilities. We cannot assure you that we will not experience periods of net current liabilities in the future. We may record net current liabilities in future periods as we continue to expand. A net current liabilities position could expose us to liquidity risks, constrain our operational flexibility and adversely affect our ability to obtain financing and expand our and the VIEs’ business. There can be no assurance that we will always be able to generate sufficient cash flow from our operations or obtain necessary funding to meet our future financial needs, including repaying our loans upon maturity and finance our capital commitments. If we fail to meet our financial obligations, our and the VIEs’ business, liquidity, financial position and prospects could be materially and adversely affected.

We face risks related to health epidemics, natural disasters or terrorist attacks in China.

We and the VIEs offer accommodation service to our students of Qingtian International School and Langfang School. Qingtian International School also provides on-campus or nearby off-site accommodation to our teachers and staff. The boarding and accommodation arrangements make our students, teachers and staff vulnerable to outbreaks of health epidemics such as the COVID-19 virus, H1N1 flu virus, avian influenza and severe acute respiratory syndrome, or SARS, and Influenza A virus, such as H5N1 subtype and H5N2 subtype flu viruses, natural disasters, such as earthquakes, floods, landslides, as well as terrorist attacks, other acts of violence or war or social instability, especially when such health epidemics, natural disasters or terrorist attacks take place in our schools or in or near the regions where our schools are located. As a result, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

Since the worldwide outbreak of the COVID-19 pandemic in early 2020, all sectors have been severely affected with no exception to the education industry. In early 2021, WHO announced the variants of the coronavirus causing COVID-19 were discovered in Denmark, the United Kingdom, South Africa and Japan subsequently, which is considered highly contagious and may pose a serious public health threat. To respond to the continuing impact and recurrence of COVID-19 pandemic, the PRC government has imposed various strict measures with the aim to contain the virus and restore the business operation in an orderly manner including, but not limited to, mandatory vaccination requirements, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations. However, the relaxation of the restrictions on economic and social life may lead to development of new cases, which may result in the reimposition of further restrictions. The Baiyun Campus, Yijing Campus—Featured Division resumed normal operation from April 2020. No students withdrew from our schools due to the COVID-19 outbreak. We and the VIEs have taken a series of measures in response to the outbreak to protect our employees, students and teachers in the reopened campuses after the closedown in early 2020, including, among others, checking the temperature of our students, procurement and provision of hand sanitizers and other protective equipment for our employees. The campuses remained in normal operation during 2021, and the students and teachers continued with their on-campus courses in 2021. In 2022, the pandemic situation and the COVID-19 policies in China was changing. In December 2022, the PRC government shifted its COVID-19 policies and eased the pandemic restrictions, which was companioned with a large number of people getting infected of COVID in a short time. To cope with the policy shift and to protect our students and teachers’ health, Qingtian International School stopped on-campus teaching activities and provided off-campus online courses for two weeks in December 2022. Besides, Langfang School provided online courses from March 7, 2022 to June 24, 2022 in the spring semester, and continued the online courses from September 2, 2022 to December 23, 2022 in the fall semester. During the online courses periods, the campus of Langfang School was insulated from the outside and adopted daily disinfection measures. The above online courses are conducted through certain online courses platforms, and are the substitute for on-campus courses in the pandemic situation. Thus, the online courses are distinguished from the online education service which shall be defined as a value-added telecom service, and therefore do not need extra permissions for its operation. Nevertheless, as the students’ enrollment is conducted and the tuition is charged on a semester basis, the COVID-19 outbreak did not have a material long-term impact on our and the VIEs’ financial condition and operation. Any future outbreak of public health epidemics may restrict economic activities in affected regions, resulting in reduced business volume, disrupt our and the VIEs’ business operations and adversely affect our results of operations.

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

The educational facilities of our school are limited in space and size which is also subject to regulatory approval from the competent departments in charge of urban and rural planning. We and the VIEs may not be able to admit all qualified students who would like to enroll in our school due to the capacity constraints of our current school facilities. Qingtian International School’s capacity was 816 as of September 1, 2022 and it recorded a utilization rate of approximately 61.4% as of September 1, 2022. Langfang School’s capacity was 852 as of September 1, 2022 and it recorded a utilization rate of approximately 98.4% as of September 1, 2022. Hainan Technical School, which is the cooperator of Hainan Jiangcai, has a capacity for enrolling 300 students as of September 1, 2022 and it recorded a utilization rate of approximately 80.3% as of September 1, 2022. We and the VIEs may not be able to expand our capacity at our current campus unless we and the VIEs relocate to other facilities in the local area with more space. If we and the VIEs fail to expand our capacity as quickly as the demand for our services grows, or if we and the VIEs otherwise fail to grow by acquiring or establishing schools and campuses, we and the VIEs could lose potential students to competitors, and our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

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

If we and the VIEs fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

We are subject to reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a management report on such company’s internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2021. Our management has concluded that the material weaknesses identified during the fiscal years ended December 31, 2019 and 2020 have been remediated, the internal control over financial reporting was effective as of December 31, 2021 and 2022. See “Item 15. Controls and Procedures.”

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

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our auditor for two consecutive years. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determination”).

In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA”. The identified issuers in the list are subject to the delisting provisions if they remain on the list for two consecutive years.

On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Even so, the SEC still included the issuers to the “Conclusive list of issuers identified under the HFCAA” if the issuers filed an annual report with an audit report issued by a registered public accounting firm headquartered in mainland China and Hong Kong prior to the PCAOB’s decision to vacate its 2021 Determination. Additionally, each identified issuer that is on the conclusive list must comply with the HFCAA’s submission and disclosure requirements for the year that it is identified. As of the date of this prospectus, more than 170 public companies have been listed in as issuers identified under the HFCAA.

The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. Any lack of access to the PCAOB inspection in China may prevent the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspection.

Our auditor, WWC P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this form, is headquartered in San Mateo, California and registered with the PCAOB. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. As such, as of the date of the annual report, our auditor is not subject to the 2021 Determinations announced by the PCAOB and our listing is not affected by the HFCAA and related regulations. While our auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection as of the date of this annual report, if, in the future, we have been identified by the SEC for two consecutive years as a commission-identified issuer whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States, and this ultimately could result in our ADSs being delisted.

Our and the VIEs’ business, financial performance and results of operations could be adversely affected by the deterioration of the relation between China and the United States.

The relation between China and the United States is constantly changing. There was a “trade war” between the two countries in during 2020, 2021 and 2022, the United States imposed additional import tariffs on specified products imported from China. As a result, China has responded by imposing retaliatory tariffs on goods exported from the United States. Tensions exist in other areas such as political, social and health issues, including the disagreements in relation to the COVID-19 pandemic. In light of the ongoing tensions between China and the United States, there is a risk that our and the VIEs’ business and our listing status may be adversely affected by trade restrictions, sanctions and other policies that may be implemented. As we and the VIEs operate in China, any deterioration in political or trade relations might cause a public perception in the United States or elsewhere that might cause our and the VIEs’ education services to become less attractive. The United States lawmakers have introduced several bills intended to protect American investments in Chinese companies. The PWG criticized China’s failure to uphold international commitment to transparency and called for recommendations to protect U.S. investors from China’s failure to allow audits of U.S.-listed Chinese companies. The PWG may impact U.S.-listed Chinese companies if strict compliance with audit requirements and U.S. law or new listing rules or governance standards were imposed. Furthermore, there have been media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the performance of the stocks of the China-based issuers listed in the United States.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, tensions over Taiwan, legislation passed by the U.S. Senate banning all imports from Xinjiang, sanctions imposed by the U.S. Department of Treasury on certain officials of Xinjiang’s regional government, the Hong Kong Special Administrative Region and the central government of the PRC and the new executive orders issued by U.S. President Joe Biden in June 2021 that barring American investment into Chinese firms with purported ties to defense or surveillance technology sectors, which was expanded on an earlier investment blacklist issued by former U.S. President Donald J. Trump. Under President Joe Biden’s administration, causes of US-China friction remains. Ongoing political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our and the VIEs’ business, prospects, financial condition and results of operations.

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

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. As of December 31, 2022, we and the VIEs had made social insurance contribution for the PRC-based employees based on the relevant PRC laws and regulations and practical measures. If we and the VIEs fail to, or are deemed to have failed to, make adequate social insurance and housing fund contributions in the future, we and the VIEs may be required to make supplemental contributions and/or subject to overdue fees and/or fines and our and the VIEs’ business, financial condition and results of operations may be adversely affected. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Laws and Regulations Relating to Labor Protection.”

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

As of December 31, 2022, we had 46 and two registered trademarks in the PRC and Hong Kong, respectively. As of December 31, 2022, we and the VIEs had no trademarks pending registration in the PRC or Hong Kong. We and the VIEs obtained five computer software copyrights through the acquisition of Hangzhou Youxi by Liandu WFOE in February 2021. We believe our and the VIEs’ trademarks and other intellectual properties are competitive advantages and are important to our success to date and our future prospects. We have been investing resources to develop our own intellectual properties and we take prudent steps to protect our intellectual properties and know-how. However, the steps we have taken to protect our intellectual property rights may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others and halt any copycat attempts.

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

We are a Cayman Islands company and thus, we are classified as a foreign enterprise under the PRC laws. Foreign investment in the education industry in China is extensively regulated and subject to various restrictions. Under the Special Administrative Measures for Foreign Investment Access (Negative List) (2021), or the 2021 Special Administrative Measures, high school is restricted industries for foreign investors, and foreign investors are only allowed to invest in such industries in cooperative ways with domestic investors, provided that domestic investors play a dominant role in such cooperation. Furthermore, under the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Field of Education and Promoting the Healthy Development of Private Education, which was issued by the MOE on June 18, 2012, the foreign portion of the total investment in a Sino-foreign joint venture high school should be below 50%. According to Regulations of the People’s Republic of China on Establishment and Operation of Sino-Foreign Cooperative Educational Institutions issued by the State Council on March 2, 2019, the foreign investor that participates in the establishment of a Sino-foreign cooperative educational institution shall be a foreign educational institution that possesses the relevant credentials and teaching quality. In addition, pursuant to the Sino-foreign Vocational Skills Training Measures, the foreign investor in a Sino-foreign technical school must be a foreign education institution or a foreign vocational skills training institution with relevant qualifications on education services and operating high-quality education. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Sino-Foreign Cooperation in operating school” for details.

Although foreign investment in high schools and vocational schools is not prohibited, based on the operation experience, our subsidiary Liandu WFOE in China is still ineligible to independently or jointly invest and operate high schools and vocational schools, including Qingtian International School and Langfang School.To comply with PRC laws and regulations, our wholly-owned subsidiary, Liandu WFOE, has entered into a series of contractual arrangements with the VIEs, pursuant to which we are regarded as the primary beneficiary of the VIEs in accordance with U.S. GAAP. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements”. If the contractual arrangements that establish the structure for operating our and the VIEs’ business in China are found to violate any PRC laws or regulations in the future or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Education of People’s Republic of China, or the MOE, which regulates the education industry, the Ministry of Commerce, or MOFCOM, which regulates the foreign investment in China, and the Civil Affairs Bureau, which regulates the registration of schools in China, would have broad discretion in dealing with such violations, including:

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

Our contractual arrangements may not be as effective in providing control over the VIEs as equity ownership

We have relied and expect to continue to rely on our contractual arrangements to operate private education businesses in China. These contractual arrangements may not be as effective in providing us with control over the VIEs as equity ownership. If we had equity ownership of the VIEs, we would be able to exercise our rights as a direct or indirect shareholder to effect changes in the board of directors of the VIEs, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, as these contractual arrangements stand now, if the VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we cannot exercise shareholders’ rights to direct corporate actions as direct ownership would otherwise entail. If the parties under such contractual arrangements refuse to carry out our directions in relation to everyday business operations, we will be unable to maintain effective control over the operations of our schools in China. If we were to lose effective control over the VIEs, certain negative consequences would result, including our being unable to consolidate the financial results of the VIEs with our financial results. Given that we derived substantially all of our revenue from the VIEs for 2020, 2021 and 2022 and substantially all of our assets are held by the VIEs (including our permits and licenses, real estate leases, buildings and other educational facilities related to our schools), our financial position would be materially and adversely affected if we were to lose effective control over the VIEs or if our contractual arrangements are invalidated or nullified. In addition, losing effective control over the VIEs may negatively affect our operational efficiency and brand image. Further, losing effective control over the VIEs may impair our access to their cash flow from operations, which may reduce our liquidity.

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

Furthermore, we are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries established in China, the VIEs, and its subsidiaries in China. We entered into certain contractual arrangements with the VIEs through Liandu WFOE, pursuant to which we are regarded as the primary beneficiary of the VIEs in accordance with U.S. GAAP. Our ADSs listed on Nasdaq Global Market represents shares of our offshore holding company instead of shares of the VIEs or its subsidiaries in China. We may not be able to continue to satisfy the applicable requirements and rules with respect to such structure. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

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

Meanwhile, we and the VIEs have entered into a series of contractual arrangements with Qingtian International School and Langfang School. The contractual arrangements enable us to: (i) exercise effective control over the VIEs; (ii) receive substantially all of the economic benefits of the VIEs in consideration for the services provided by us; and (iii) have an exclusive option to purchase all of the equity interests in the VIEs when and to the extent permitted under PRC law. Therefore, we are able to consolidate the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations.

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

Our exercise of the option to acquire school sponsor’s interests in Qingtian International School and Langfang School may be subject to certain limitations and we may incur substantial costs and spend significant resources to enforce the option under the contractual arrangements.

We may incur substantial costs on our part to exercise the option to acquire the school sponsor’s interests in Qingtian International School and Langfang School. Pursuant to the Exclusive Call Option Agreements, if and when the PRC laws and regulations permit foreign investors to directly hold part or all of the equity interests of the VIEs and to engage in the restricted and prohibited business, Liandu WFOE or its designated purchaser may, at its discretion, purchase all or part of the direct and/or indirect equity interests (including the interests in Qingtian International School) held by Lishui Mengxiang’s shareholders, or purchase all or part of the direct and/or indirect equity interests (including the interests in Langfang School) held by Beijing P.X.’s shareholders at the minimum price permitted by PRC laws and regulations, and the percentage of equity interests to be purchased by Liandu WFOE or its designated purchaser shall be no less than the maximum limit permitted by the PRC laws and regulations in relation to the equity held by foreign investors. Such equity transfer price is not expressly provided for in the current PRC laws and regulations and it is uncertain whether it may be further regulated by future PRC laws and regulations. As a result, the estimated costs associated with the purchase of the equity interests in the VIEs cannot be ascertained as of the date of the annual report.

Pursuant to the Exclusive Call Option Agreement with respect to Qingtian International School, Lishui Mengxiang’s shareholders have irrevocably undertaken that if the purchase price is determined at an amount exceeding RMB0, the difference shall be compensated fully by Lishui Mengxiang’s shareholders to Liandu WFOE or its designated entity. In the event that Liandu WFOE or its designated party acquires the equity interests of Lishui Mengxiang or Qingtian International School and the relevant PRC authorities determine that the purchase price for acquiring such interests in Qingtian International School is below market value, the respective equity holder(s), Lishui Mengxiang’s shareholders or Lishui Mengxiang, may be required to pay taxes with reference to the market value such that the amount of tax may be substantial. However, pursuant to the Exclusive Call Option Agreement, all taxes and fees associated with the equity transfer shall be paid by Lishui Mengxiang’s shareholders and/or the direct equity holders of the VIEs upon the transfer. We will determine the purchase target after due consideration of the said tax duties and fees before exercising the call option. In the event that Lishui Mengxiang is deemed as the direct interest holder, it may be subject to such tax. Furthermore, the PRC tax authorities may impose late payment penalties on Lishui Mengxiang for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if Lishui Mengxiang’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

Pursuant to the Exclusive Call Option Agreement with respect to Langfang School, Beijing P.X.’s shareholders have irrevocably undertaken that if the purchase price is determined at an amount exceeding RMB0, the difference shall be compensated fully by Beijing P.X.’s shareholders to Liandu WFOE or its designated entity. In the event that Liandu WFOE or its designated party acquires the equity interests of Beijing P.X. or Langfang School and the relevant PRC authorities determine that the purchase price for acquiring such interests in Langfang School is below market value, the respective equity holder(s), Beijing P.X.’s shareholders or Beijing P.X., may be required to pay taxes with reference to the market value such that the amount of tax may be substantial. However, pursuant to the Exclusive Call Option Agreement, all taxes and fees associated with the equity transfer shall be paid by Beijing P.X.’s shareholders and/or the direct equity holders of Beijing P.X. and Langfang School upon the transfer. We will determine the purchase target after due consideration of the said tax duties and fees before exercising the call option. In the event that Beijing P.X. is deemed as the direct interest holder, it may be subject to such tax. Furthermore, the PRC tax authorities may impose late payment penalties on Beijing P.X. for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if Beijing P.X.’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

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

According to the applicable PRC laws, parties to a lease agreement are required to file the lease agreements for registration and obtain property leasing filing certificates for their leases. As of the date of the annual report, we and the VIEs have entered into seven lease agreements with third-party landlords for using the school buildings, facilities and dormitories and failed to register seven lease agreements under which we and the VIEs are tenant. The failure to register the lease agreements will not affect the validity of such agreements. However, we and the VIEs may be required by relevant government authorities to file the lease agreements to complete the registration formalities and may be subject to a fine for non-registration within the prescribed time limit, which may range from RMB1,000 to RMB10,000 per lease agreement. The imposition of the above fines could require us to make additional efforts and/or incur additional expenses, any of which could adversely affect our and the VIEs’ business, financial condition and results of operations. The registration of these lease agreements to which we and the VIEs are a party requires additional steps to be taken by the respective other parties to the lease agreement which are beyond our control. We and the VIEs cannot assure you that the other parties to our lease agreements will be cooperative or that we and the VIEs can complete the registration of these lease agreements and any other lease agreements that we and the VIEs may enter into in the future.

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

Qingtian International School and Langfang School may be subject to limitations on their ability to operate private education or make payments to related parties.

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

On September 1, 2017, the Decision became effective. According to the Decision, private schools can be established as non-profit or for-profit entities, with the exception of schools providing compulsory education, which can only be established as non-profit entities. According to the Decision, it will no longer make a distinction between schools the school sponsors of which require reasonable returns and schools the school sponsors of which do not require reasonable returns. The sponsor of a non-profit private-run school shall not gain proceeds from school running, and the cash surplus of the school shall be used for school running. There are uncertainties involved in interpreting and implementing the Decision with respect to various aspects of the operations of a private school. Therefore, we cannot assure that the detailed rules and regulations to be promulgated by local governmental authorities would not impose restrictions on the VIEs’ ability to operate private schools or to make payments to Liandu WFOE under the contractual arrangements, which may have a material adverse impact on our and the VIEs’ business operations and prospects.

We may lose the ability to use and enjoy certain important assets, which could reduce the size of our operations, impair our ability to generate revenue and materially affect the market price of our shares, if any of the VIEs becomes the subject of a bankruptcy or liquidation proceeding.

We and the VIEs currently operate in China through the contractual arrangements. As part of these arrangements, the VIEs hold a majority of the assets that are important to the operation of our and the VIEs’ business, including operating permits and licenses and other educational facilities related to our schools. Under the contractual arrangements, Ms. Fen Ye and Ms. Hong Ye may not unilaterally, without our consent, decide to voluntarily liquidate the VIEs.

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

COVID-19 pandemic had a severe and negative impact on the Chinese and the global economy in 2022. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of the COVID-19, the global macroeconomic environment was facing numerous challenges.

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

We plan to utilize part of the proceeds from our initial public offering by way of paying in the initially subscribed registered capital of Liandu WFOE. The amount of funds in the form of capital contribution into Liandu WFOE and other PRC subsidiaries we establish in the future is subject to the amount of their initially subscribed registered capital. Currently, the initially subscribed registered capital of Liandu WFOE is US$1 million which will be fully paid before the deadline prescribed in its articles of association. If the initially subscribed registered capital is not sufficient to allow our intended capital injection, under the current PRC laws and regulation, we may increase the registered capital and complete the relevant procedures which include (i) altering our registration with local SAIC, and (ii) filing the alteration report to local counterparts of the Ministry of Commerce of the PRC, or the MOFCOM. In addition, capital contribution to our schools must be approved by the Ministry of Civil Affairs of the PRC or the MCA or their respective local counterparts. As of the date of the annual report, we have not increased, and plan to increase, the registered capital of Liandu WFOE to approximately US$15 million.

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

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19. Circular 19 stipulates that the use of capital by foreign-invested enterprises shall follow the principles of authenticity and self-use within the business scope of enterprises. According to the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or Circular 28, promulgated on October 23, 2019 by SAFE, restrictions on the domestic equity investment by non-investment foreign-funded enterprises with their capital funds have been canceled. Non-investment foreign-funded enterprises are allowed to make domestic equity investment with their capital funds in accordance with the law on the premise that the existing Negative List for foreign investment access are not violated and the projects invested thereby in China are true and compliant. However, SAFE and competent banks may have different interpretations of SAFE Circular 28, resulting in uncertainties in practice.

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

The 2021 Implementation Rules state that private schools enjoy preferential taxation policies, in particular, non-profit private schools enjoy the same preferential taxation policies with those for government-run schools. However, Qingtian International School and Langfang School no longer enjoy the previous preferential policies on enterprise income tax since 2022, and the other preferential taxation policies shall remain unchanged for the time being. We cannot assure you that the preferential tax and other treatments contemplated by us will not change or that they will apply or continue to apply to Qingtian International School and Langfang School. The uncertainty in securing such preferential tax treatments could affect our results of operations. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

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

Ms. Fen Ye, Ms. Hong Ye and Ms. Fang Ye who are known to us as being PRC residents have completed the initial foreign exchange registrations as required by SAFE Circular 37 and Circular 13. The formalities for updating the registration to reflect the share transfer from Ms. Fang Ye to Ms. Fen Ye has been submitted to the qualified bank, but the amendment registration has not been completed as of the date of this annual report. However, we cannot assure you that all existing and future shareholders or beneficial owners of ours who are PRC residents or entities will be able to update and/or obtain any applicable registrations or approvals required by SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of Liandu WFOE, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit Liandu WFOE’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our and the VIEs’ business and prospects.

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

On February 17, 2023, the CSRC issued the Trial Measures, which became effective on March 31, 2023. On the same date, the CSRC circulated the Guidance Rules and Notice. These new regulations propose to establish a new filing-based regime to regulate overseas offerings and listings by Chinese domestic companies.

Under the Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. Since the date of effectiveness of the Trial Measures, the domestic enterprises falling within the scope of filing that have been listed overseas or met the following circumstances are existing enterprises: before the effectiveness of the Trial Measures, the application for indirect overseas issuance and listing has been agreed by the overseas regulators or overseas stock exchanges (such as having passed the hearing on the Hong Kong market or registration become effective as agreed on the U.S. market, etc.), and it is not required to perform issuance and listing supervision procedures of the overseas regulators or overseas stock exchanges (such as rehearing on the Hong Kong market, etc.), and the overseas issuance and listing will be completed by September 30, 2023. Existing enterprises are not required to file immediately, and filing should be made as required if they involve refinancing and other filing matters. In such cases, where an existing enterprise issues securities in the same overseas market after its initial public offering and listing overseas, it shall file with the CSRC within three working days of completion of issuance; where an existing enterprise issues securities in other overseas markets after its initial public offering and listing overseas, it shall file with the CSRC within three working days of submission of application documents for initial public offering and listing overseas.

As advised by our PRC legal counsel, Beijing DeHeng Law Offices, since we are existing enterprises and have not been involved refinancing or other filing matters, we are not required to fulfill the filing procedures.

If the CSRC or any other PRC regulatory body subsequently implements rules that would require us to file with or obtain approvals of the CSRC or other governmental bodies for our initial public offering in 2020, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from any such offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our and the VIEs’ business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs.

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

As a holding company, our ability to generate profits, pay dividends and other cash distributions to our shareholders under the Law on the Promotion of Private Education, the 2021 Implementation Rules and other relevant laws and regulations are affected by many factors, including whether our schools are characterized as for-profit or non-profit schools, the profitability of our schools, and our ability to receive dividends and other distributions from our PRC subsidiary, Liandu WFOE, which in turn depends on the service fees paid to Liandu WFOE from the VIEs. Liandu WFOE has respectively entered into exclusive management services and business cooperation agreements with each of the VIEs, Ms. Fen Ye and Ms. Hong Ye, as the shareholders of the VIEs, pursuant to which Liandu WFOE has the exclusive right to provide comprehensive technical and business support services to the VIEs. As of August 2021, our right to receive the service fees from Lianwai School and other affiliated entities did not, to our knowledge, contravene any PRC laws and regulations then in force. Likewise, the payment of service fees under our contractual arrangements should not be regarded as the distribution of returns, dividends or profits to the sponsors of our schools under the PRC laws and regulations then in force.

However, according to the 2021 Implementation Rules, private schools providing compulsory education shall not conduct any transaction with any related party. As a result, the clauses or provisions of the exclusive management services and business cooperation agreements, in relation to related party transactions between Lianwai School and Liandu WFOE, are not legally enforceable since September 1, 2021. Therefore, we executed an acknowledgment agreement on April 20, 2022 to confirm all the terms of rights and obligations relating to Lianwai School and the directors appointed by the sponsor under the contractual arrangements in relation to Lianwai School, which shall be terminated on August 31, 2021. Since September 1, 2021, we have stopped transacting with Lianwai School. However, to keep Lianwai School providing compulsory education in operations, we continued to provide essential services without recognizing any revenues relating to such activities to schools providing compulsory education in our discontinued operations, which are key to the normal daily operation of it. As of the date of the annual report, schools providing compulsory education to which we continue to provide services have not received any further rectification requirements or penalty notices from the relevant competent authorities, and the possibility and impact of illegal risks are still unable to be assessed clearly. We are continuously assessing the impact of relevant regulations on our and the VIEs’ business and making necessary measures and efforts to comply with the requirements under these regulations and implementations.

Furthermore, we and the VIEs entered into a series of contractual arrangements with respect to the operation of Qingtian International School and Langfang School. The contractual arrangements enable us to receive substantially all of the economic benefits of the VIEs in consideration for the services provided by us. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations.

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

On December 28, 2021, thirteen PRC governmental and regulatory agencies, including the CAC published the Measures for Cyber Security Review which further restates and expands the applicable scope of the cybersecurity review. Pursuant to the Measures for Cyber Security Review, network platform operators grasping the personal information of more than 1 million users must apply with the Cybersecurity Review Office of CAC for a cybersecurity review in order to pursue a foreign listing, and operators of critical information infrastructure purchasing network products and services and online platform operators engaging in data processing activities which affect or may affect national security of the PRC are also obligated to apply for a cybersecurity review. Although the Measures for Cyber Security Review provides no further explanation on the extent of “network platform operator”, “affect or may affect national security” or “foreign” listing, as advised by our PRC legal counsel, Beijing DeHeng Law Offices, as of the date of this annual report, we do not need to apply for a cybersecurity review pursuant to the above regulation to maintain the listing status of our ADSs on the Nasdaq, given that (i) we are not in possession of personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of the annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator or an online platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC. However, we cannot guarantee that we will not be subject to cybersecurity review in the future. During such review, we and the VIEs may be required to suspend our operation experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources.

We and the VIEs currently have less than 100 subscribers on our digital platform such as WeChat public account. We and the VIEs have no registered users on our website. We and the VIEs only require and obtain user information after users register with us. Although we believe we and the VIEs currently are not required to obtain clearance from the CAC for our offering under the Measures for Cyber Security Review or the Opinions on Strictly Cracking Down on Illegal Securities Activities, we and the VIEs face uncertainties as to the interpretation or implementation of such regulations or rules, and if required, whether such clearance can be timely obtained, or at all.

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

The trading prices of our ADSs has ranged from US$1.82 to US$9.95 in 2022. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or under performance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities may affect the attitudes of investors towards China-based and U.S.-listed companies, which consequently may affect the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we and the VIEs have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our ADSs.

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

In January 2022, we formed Beijing Xinxiang with Beijing R.R.Z. to provide vocational education in the healthcare industry. Lishui Mengxiang will make an equity capital contribution of RMB4,300,000 to Beijing Xinxiang in exchange for 43% equity interests in Beijing Xinxiang. Given that the board of directors of Beijing Xinxiang consists of five members, three of which shall be appointed by Lishui Mengxiang, we are regarded as the primary beneficiary of Beijing Xinxiang through Lishui Mengxiang under U.S. GAAP as Lishui Mengxiang holds more than half of the voting power in the board of directors of Beijing Xinxiang. Therefore, the financial statements of Beijing Xinxiang is consolidated in our annual report for the year ending December 31, 2022. We plan to provide high-quality vocational education in the health care industry to help students achieve success in the fields of nursing, emergency rescue and rehabilitation care.

On January 1, 2022, Lishui Mengxiang entered into definitive agreements to acquire 100% equity interests of Beijing P.X., a wholly-owned subsidiary of Beijing S.K., which in turn holds 100% equity interests of Chuangmei Weiye and Hainan Jiangcai, and the sponsorship interests of Langfang School, to expand our and the VIEs’ business into vocational education. The acquisition was completed in May 2022. As of the date of the annual report on Form 20-F, the administrative procedures with the PRC governmental authorities to amend the registration reflecting the result of the acquisition of Langfang School have not been completed due to the internal procedures of the competent authorities.

B. Business Overview

Our and the VIEs’ private education services used to primarily include primary and middle school education, while now turn to high school education and vocational education. We and the VIEs have established an education services network consisting of one high school, three vocational education services providers and one comprehensive human resources services provider, covering Zhejiang Province, Hebei Province, and Hainan Province in mainland China. The entities engaging in our main business include:

●	Qingtian International School, an educational institution specialized in providing high school education to students from overseas Chinese families returning to China who are commonly known as the overseas Chinese returnees;

●	Beijing Xinxiang, Langfang School and Hainan Jiangcai, vocational education services providers offering a variety of vocational education programs with the aim to help students to equip with practical vocational skill sets; and

●	Chuangmei Weiye, a professional comprehensive human resources service provider connecting enterprises and vocational school students, providing talents to enterprises and assisting vocational schools to provide internship opportunities to their students.

Deconsolidated Primary and Middle School

In 2003, Lianwai School was launched in Lishui City, Zhejiang Province with two campuses offering primary and middle school private education:

●	Baiyun Campus offering standard PRC curriculum programs; and

●	Yijing Campus—Featured Division offering featured PRC curriculum programs.

Under the 2021 Implementation Rules which took effect on September 1, 2021, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. In particular, the prohibition over related party transactions has significantly affected the enforceability of the exclusive management services and business cooperation agreements among Liandu WFOE and Lianwai School providing compulsory education. Therefore, we re-assessed our control over Lianwai School. Based on the relevant accounting standard in accordance with U.S. GAAP, we have concluded that we have lost control of Lianwai School since August 31, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of Lianwai School. In light of such regulatory developments, on April 20, 2022, we entered into an acknowledgment agreement of contractual agreements with Lianwai School and respective directors, to confirm all the terms of rights and obligations relating to Lianwai School and the directors appointed by the sponsor under the contractual arrangements in relation to Lianwai School, and agree among the parties that such arrangements shall have been terminated on August 31, 2021. To minimize disruptions to existing students enrolled in Lianwai School, we and the VIEs continued to offer essential services to Lianwai School without recognizing any revenue. Meanwhile, we deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements. See “Item 5. Operating and financial Review and Prospects—A. Operating Results.”

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

As of September 1, 2022, there were 501 students in 15 classes enrolled in Qingtian International School with approximately 77% of the students living on-campus. The school recorded a utilization rate of 61.4% with the capacity of 816 as of September 1, 2022. The school has on-campus canteen and provide dormitories for boarding students who live on-campus Sunday through Friday during school terms. The student dormitories implement comprehensive boarding rules and are under the dual supervision of teachers and counselors. The school also cooperated with Qingtian High School of Zhejiang Province (“Qingtian High School”) by allowing the medical staff and mental-health counselors of Qingtian High School to handle routine medical treatments and psychological counseling for its students, and the medical staff and mental-health counselors will promptly send the students to hospitals when necessary. Students usually wear school uniforms during school year. The school arranges third-party suppliers to provide school uniform purchasing service for the convenience of parents.

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

We believe teachers are the key to the education programs and the reputation of the school. Qingtian International School employs a team of professional teachers, which enables the school to offer a variety of mandatory and elective courses and provide moral guidance to students. As of September 1, 2022, Qingtian International School had 76 teachers, with a teacher-student ratio of 1.5:10.

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

As of the date of this annual report, some teachers in Qingtian International School have not obtained the teacher’s qualification license in accordance with relevant regulations. We have not received any notice of warning or been subject to any penalties or disciplinary action from the government authorities due to the lack of the teacher’s qualification license. All teachers without the teacher’s qualification license are required to obtain the license within certain limited time, otherwise they will be advised to transfer to other non-teaching positions.

Vocational Education Services Providers

We and the VIEs offer vocational education services at the Vocational Education Services Providers, namely Beijing Xinxiang, Langfang School and Hainan Jiangcai. Beijing Xinxiang was formed in January 2022 by Lishui Mengxiang and Beijing R.R.Z. Langfang School. Hainan Jiangcai and Chuangmei Weiye were acquired by Lishui Mengxiang in January 2022.

We and the VIEs take advantage of the school-operating experience and high-quality resources that the Vocational Education Services Providers accumulated in the vocational education industry in the past to teach students career-focused skill sets. We and the VIEs are moving towards the goal of becoming a leading vocational training leader and offer high-quality vocational courses to enhance students’ professional skills and improve their abilities to use their knowledge in practice.

Beijing Xinxiang

Beijing Xinxiang is a vocational education service provider in the healthcare industry, formed in January 2022 by Lishui Mengxiang and Beijing R.R.Z. The healthcare industry in China has significant unmet demand for vocational training education to bridge the supply and demand gap between employers and students. Beijing Xinxiang intends to cooperate with two vocational schools in Henan Province and Shandong Province, with a goal to enroll 1,000 students in 2023.

Langfang School

Langfang School is a provincial private vocational school approved by the Human Resources and Social Security Department of Hebei Province, integrating academic education and vocational education. Langfang School was acquired by Lishui Mengxiang in January 2022. As of the date of the annual report, the administrative procedures with the PRC governmental authorities to amend the registration reflecting the result of the acquisition of Langfang School have not been completed due to the internal procedures of the competent authorities.

Langfang School provides two parallel options for students to achieve their vocational goals or progression goals. Students can either choose the employment-oriented track to study in one of the vocational education programs and land on a job recommended by the school, or choose the progression-oriented track to study in the progression classes of the vocational education programs and attend the vocational college entrance exam.

The following table sets out the vocational education programs and the corresponding numbers of the enrolled students in Langfang School as of September 1, 2022:

Vocational Education Programs in Langfang School	Number of Student Enrolled as of September 1, 2022
3D Printing Technology Operation	257
Urban Rail Transportation Management	139
Nursing	25
Computer Operation, Maintenance and Repairment	591
Cross-border E-commerce	17
Graphic Design	103
Automobile Maintenance and Repairment	124
Railway Attendant Training	619
Unmanned Aerial Vehicle Operation	92
Preschool Teacher Training	275
Total	2242

Langfang School hires a number of qualified and dedicated teachers. As of September 1, 2022, Langfang School had 122 teachers, with a teacher-student ratio of 1:18.

As of the date of this annual report, some of the teachers in Langfang School have not obtained the teacher’s qualification license (教师资格证) issued by the local administrative department of education, or the vocational school teacher’s license (教师上岗证) issued by the local administrative department of human resources and social security. As far as we know, the competent authorities no longer compulsorily require vocational school teachers to hold the vocational school teacher’s license. We have not received any notice of warning or been subject to any penalties or disciplinary action from government authorities due to the lack of the teacher’s qualification license or the vocational school teacher’s license.

As of December 31, 2022, 222 students registered to sit for the vocational college entrance exam held in April 2023. Langfang School provides intensive training for these students to help them prepare for the exam. In 2022, 220 students have graduated from Langfang School, with 148 graduates employed and 55 students pursuing college education.

Hainan Jiangcai

We and the VIEs cooperate with Hainan Technical School, a reputable vocational education school in Haikou City, Hainan Province, through Hainan Jiangcai, a subsidiary of Beijing P.X., to jointly design and develop curriculum programs based on the prevalent market trends and employer preferences.

The following table sets out the programs and the corresponding numbers of the students enrolled in the programs of Hainan Jiangcai as of September 1, 2022:

Vocational Education Programs of Hainan Jiangcai	Number of Student Enrolled as of September 1, 2022
Transportation Attendant Training	456
Unmanned Aerial Vehicle (Computer Operation)	67
Total	523

Hainan Jiangcai hires a number of qualified and dedicated teachers. As of September 1, 2022, Hainan Jiangcai had 16 teachers.

As of December 31, 2022, the cooperative vocational education programs of Hainan Jiangcai have no graduates because Hainan Jiangcai just launched the programs and accepted students enrollment starting from 2021.

Comprehensive Human Resources Services Provider

Chuangmei Weiye

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

Chuangmei Weiye has 5 branches in Henan Province, Guangdong Province, Hainan Province, Gansu Province and Xinjiang Province, and reached strategic cooperation with many reputable companies in the industries, and has a talent pool consisting of the graduates from its cooperative vocational schools. For the fiscal year of 2022, Chuangmei Weiye has provided human resources services to over 30 companies and over 10 schools, and assisted the vocational schools in providing internship and employment opportunities for over 1,000 students.

Intellectual Property

As of December 31, 2022, we and the VIEs had 46 and two registered trademarks in the PRC and Hong Kong, respectively. As of December 31, 2022, we and the VIEs had no trademarks pending registration in the PRC. We obtained five computer software copyrights through the acquisition of Hangzhou Youxi by Liandu WFOE in February 2021. As our brand name is of material importance to our and the VIEs’ business, we and the VIEs are working to increase, maintain and enforce our rights in our intellectual property portfolio.

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

Marketing

We and the VIEs rely primarily on our reputation as one of the leading providers of education services in Lishui City to attract high-quality students to apply for Qingtian International School and do not engage in marketing and recruitment methods that require additional cost. We and the VIEs also take advantage of the school-operating experience and high-quality resources of the newly-acquired Vocational Education Services Providers in the vocational education industry to attract students. In addition, we and the VIEs enhance the public awareness of our brand name and education service offerings through word-of-mouth advertising, award and campus tours which are useful channels for prospective students and their family to learn more about our and the VIEs’ capabilities and education service offerings. We and the VIEs also from time to time formulate and implement our marketing and student recruiting plans suitable for the market to promote our school, programs and us.

Competition

The education sector in China is growing, rapidly evolving, highly fragmented and competitive. We and the VIEs face competition for students in the geographic market in which we operate.

According to the Frost & Sullivan report, Lianwai School was one of the top ten providers of private primary and secondary school education in Zhejiang Province and the largest private primary and middle school education in Lishui City as measured by students enrolled on a monthly average basis for the 2019/2020 school year. As of the date of the annual report, we and the VIEs are still one of the pioneers in the industry to provide education services in Zhejiang Province. With a successful track record of operation, Qingtian International School has gained a strong reputation in Zhejiang Province, especially in Lishui City, which in turn attracts more high-quality students and teachers and helps forming a virtuous cycle. Besides, with the acquisition of the Vocational Education Services Providers and Chuangmwei Weiye, we extended out business layout to the vocational education services in Hebei province and Hainan province and also to the comprehensive human resources services. We could take advantage of the school-operating experience and high-quality resources that the Vocational Education Services Providers and Chuangmei Weiye accumulated in the vocational education industry and human resources services industry to attract students and help them achieve their progression and career goals.

We believe that the principal competitive factors in our relevant markets include academic performance of students, student placement and employer satisfaction with our graduates, brand and reputation, quality of educational programs, operating experience, types of educational programs, tuition, students and parent satisfaction rate, student progression rate and employment rate, and ability to attract and retain high quality teachers and staff. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— We face intense competition in the education industry and we may fail to compete effectively.”

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

The Negative List and the Encouraging Catalogue

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

On June 30, 2019, MOFCOM and NDRC jointly issued the Catalogue of Industries for Encouraging Foreign Investment (Edition 2019), or the Encouraging Catalogue (Edition 2019). On December 27, 2020, MOFCOM and NDRC jointly promulgated the Catalogue of Industries for Encouraging Foreign Investment (Edition 2020), or the Encouraging Catalogue (Edition 2020), which replaced the Encouraging Catalogue (Edition 2019). The latest version of the Encouraging Catalogue (Edition 2022) was issued on October 26, 2022, which took effect on January 1, 2023 and superseded the previous lists. Pursuant to the Encouraging Catalogue (Edition 2022), vocational school (including technical training schools) are encouraged industries for foreign investors.

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

As of the date of the annual report, our and the VIEs’ high school education services fall within restricted industries for foreign investors, and the VIEs’ vocational school education services fall within encouraged industries for foreign investors. Although foreign investment in high schools and vocational school is not prohibited, we or Liandu WFOE is not a foreign education institution or a foreign vocational skills training institution with relevant qualifications on education services and operating high-quality education. Therefore, we conduct business operations through the Variable Interest Entities. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China” for details.

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

The Administrative Measures for the Sino-foreign Cooperative Education on Vocational Skills Training was promulgated by the Ministry of Labor and Social Security (currently known as the MHRSS) on July 26, 2006 and came into effect on October 1, 2006 and then was amended on April 30, 2015 by the MHRSS. The Sino-foreign Vocational Skills Training Measures shall apply to the establishment, activities and management of vocational skills training institutions and educational projects initiated by Chinese educational institutions and foreign educational institutions (including vocational skills training institutions) by cooperation. Foreign educational institutions, other organizations or individuals may not independently establish the vocational skills training institutions with Chinese citizens as the main enrollment targets in the PRC, and can only establish the vocational skills training institutions in cooperation with Chinese cooperators in the form of Sino-foreign cooperation, and the cooperators of the Sino-foreign vocational skills training institutions shall meet the requirements and conditions stipulated in the Sino-Foreign Cooperation Regulation. The establishment of a Sino-foreign vocational skills training institution shall be examined and approved by the local MHRSS of the people’s government of the province, autonomous region or municipality directly under the Central Government where the proposed institution is located.

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

As of the date of the annual report, no implementation measures or specific guidelines are promulgated in accordance with the Regulation on Operating Sino-foreign Schools of the PRC and Implementing Rules. Further, as far as we know, relevant authorities in Zhejiang Province or Hebei Province have not approved any establishment of Sino-foreign cooperative high school or vocational school in at least past five years. Therefore, we can only consolidate Qingtian International School and Langfang School through the contractual arrangements in accordance with U.S. GAAP.

Regulations on Private Education in the PRC

Education Law of the PRC

On March 18, 1995, the National People’s Congress of PRC, or the NPC enacted the Education Law of the PRC, or the Education Law, which was amended on August 27, 2009, December 27, 2015 and April 29, 2021, respectively. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school education system comprising pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education, a national education examination system, and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other educational institution. Furthermore, it provides that in principle, enterprises, social organizations and individuals are encouraged to establish and operate schools and other types of educational institutes in accordance with PRC laws and regulations. Meanwhile, schools and other educational institutes sponsored by all or part of government financial funds and donated assets are forbidden to be established as for-profit organizations.

The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education

The Law for Promoting Private Education of the PRC became effective on September 1, 2003 and was amended on November 7, 2016 by the Decision of the Standing Committee of the National People’s Congress on Amending the Law for Promoting Private Education of the PRC, or the Decision and amended on June 29, 2013 and December 29, 2018. The Implementation Rules for the Law for Promoting Private Education of the PRC, or the 2004 Implementation Rules became effective on April 1, 2004 and recently amended on April 7, 2021. The Law for Promoting Private Education of the PRC shall be applicable to activities conducted by public organizations or individuals, other than the organs of the state, to establish and operate schools and other institutions of education with non-governmental financial funds, which are geared to the need of society. The establishment of a private school shall meet the local need for educational development and the requirements of the Education Law and the relevant laws and regulations. A duly approved private school will be granted a Permit for Operating a Private School, after which the private school can apply for registration as a legal person and the registration authority shall handle the matter in accordance with relevant laws and regulations.

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

As disclosed in our prospectus dated September 30, 2020, our wholly-owned PRC subsidiary, Liandu WFOE, entered into a series of contractual arrangements for our operation in the PRC, pursuant to which we had the power to control the management and the financial and operating policies of Lishui Mengxiang and Lianwai School, the right to recognize and receive substantially all the economic benefits of Lishui Mengxiang and Lianwai School, and an exclusive option to purchase all or part of the equity interests and all or a portion of the assets in Lishui Mengxiang and Lianwai School at the minimum price possible to the extent permitted by the PRC laws. Accordingly, we were regarded as the primary beneficiary of Lishui Mengxiang and Lianwai School in accordance with U.S. GAAP. We understand that the 2021 Implementation Rules may have a retrospective effect, such that the aforesaid contractual arrangements may be deemed to violate the 2021 Implementation Rules or any related rules or regulations, which may lead to certain adverse outcomes, including, among others, the loss of the Company’s rights to direct the activities of Lianwai School and to receive economic benefits from it and therefore the inability to consolidate the financial results of Lianwai School into the Company’s consolidated financial statements in accordance with U.S. GAAP. As a result, we concluded that we lost the ability to control Lianwai School at the end of August 31, 2021, and immediately before September 1, 2021, when the 2021 Implementation Rules became effective and the financial results and the net assets of Lianwai School would no longer be consolidated into the Company’s consolidated financial statements.

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

In addition, the 2021 Implementation Rules also stipulate the change of school’s sponsor. Where the sponsor of a privately-run school is altered, an agreement for alteration shall be concluded, but the agreement may not involve the property of the legal person of the school, affect the development of the school or damage the rights and interests of the teachers and students. The sponsor shall, according to the lawful rights and interests enjoyed by the sponsor according to law, conclude an agreement with the successor sponsor to agree on the benefits from the alteration. The alteration of the sponsor shall be subject to the consent of two-thirds or more of the members of the executive council, the board of directors or a decision-making institution of other forms for the privately-run school. Where the sponsor and actual controller of a privately-run school or any of the members of the decision-making institution or supervision institution alters the sponsor without authorization, they shall be subject to administrative punishment by the administrative department of education, the administrative department of human resources and social security or other relevant departments of the people’s government at or above the county level. For a privately-run school, any unlawful earning shall be confiscated, and if the circumstances are serious, it shall be ordered to stop enrolling students and its business license shall be revoked.

On December 29, 2016, the State Council issued the Several Rules of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, which aims to ease the access to the operation of private schools and encourages social forces to enter the education industry. The rules also provide that each level of the PRC government shall increase their support for the private schools in terms of financial investment, financial support, funding policy, preferential tax treatments, land policies, fee policies, autonomy operation, protection of the rights of teachers and students, etc.

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

As of the date of the annual report, we have not received any formal notice from the competent authorities of Qingtian County requesting us to conduct the classified registration of private schools. However, given that Qingtian International School is a non-state public institution legal person, it may be directly classified as a non-profit private school by the competent authorities of Qingtian County and has no need to go through additional registration procedures.

On January 9, 2018, five departments of Hebei Province including the Department of Education of Hebei Province issued the Implementation Measures for the Classification Registration of Private Schools in Hebei Province, which came into effect on the same day. The measures provide that (i) private schools can choose to be registered as non-private schools or for-profit schools, and those engaging in compulsory education shall not be registered as for-profit schools; (ii) if a private school has chosen to be classified and registered as a non-profit private school, it shall no longer be converted to a for-profit private school; while if it has chosen to be classified and registered as a for-profit private school, it may be converted to a non-profit private school by application by its sponsor(s) and changing the registration of its legal entity; (iii) existing private schools shall complete the classification and registration within a five-year transition period ending on September 1, 2022, and before the classification and registration, they shall be managed as their originally-registered legal entity; (iv) if an existing private school chooses to be classified and registered as a non-profit private school, it shall amend its constitution in accordance with the laws, continue its operation, and re-register with the appropriate authorities or civil affairs department; and (v) if an existing private school chooses to be classified and registered as a for-profit private school, it shall conduct financial liquidation, clarify the property rights for land(s), school building(s), school accumulation and pay relevant taxes and fees, renew the Permit for Establishment of Privately-run Schools, re-register with the appropriate authorities, and continue its operation..

As of the date of the annual report, Langfang City has not released any detailed rules on classification registration of private schools and we have not received any relevant notice from the competent authorities of Langfang City since January 1, 2022 when Beijing P.X. began to hold the whole sponsorship interests of Langfang School.

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

Given that the guidelines aim at the education service providers for students at the stage of compulsory education, Qingtian International School and Vocational Education Services Providers are not involved.

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

In accordance with the Interim Rules of Lishui Municipality on the Administration of Registration of Public Institutions by Non-Profit Schools Run by Social Capital issued by Lishui Municipal Education Bureau, Lishui Municipal Human Resources and Social Security Bureau and Office for Public Sector Reform Commission of Lishui on December 29, 2015, (i) a private school that is registered as a public institution shall establish a sound and effective financial supervision system and maintain normal teaching order; (ii) a public institution risk fund system shall be established for private schools, which is earmarked for the relevant expenses for returning fees, refunding fees and compensation at the time of termination (closure) of the private school; (iii) after the school reserves development fund and withdraws other relevant expenses, the school may, on the premise that there is balance of non-fiscal funds in school running, withdraw a certain proportion of funds from the balance of non-fiscal funds to reward the contributors upon research and decision made by the decision-making body of the school and approval by the administrative department of education or the administrative department of human resources and social security. The amount of annual reward shall be calculated at a rate of not more than three times of the benchmark one-year loan interest rate of banks with the accumulative capital contributions of the contributors as the base. The assessment of the accumulative capital contributions of the contributors shall be based on the capital verification certificate issued by a statutory capital verification institution.

Regulations on Vocational Education

According to the Vocational Education Law of the PRC, which was promulgated by the SCNPC on May 15, 1996 and came into effect on September 1, 1996, the state encourages institutional organizations, social organizations and other social groups and individuals to operate vocational schools and vocational training institutions according to relevant provisions of the state.

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

The MOE issued the Rules on Management of Secondary Vocational Schools on May 13, 2010, according to which, the establishment of secondary vocational schools shall be based on the standards issued by the national and provincial education administrative departments and its establishment, change and termination shall be approved by or filled with the provincial education authorities. Secondary vocational schools provide a combination of academic education and vocational training, and offer full time and part time programs. The education administrative department, the labor administrative department and other relevant departments of the State Council shall each be responsible for the work relating to vocational education within the scope of their functions and duties as specified by the State Council.

At a national conference on vocational education held in April 2021, important instructions were delivered by Xi Jinping, general secretary of the Communist Party of China (CPC) Central Committee, Chinese President and chairman of the Central Military Commission, on the development of vocational education that vocational education has a promising future and great potential as China journeys toward socialist modernization. It was emphasized that more efforts will be made to optimize the positioning of vocational education, to promote integration between industry and education and cooperation between schools and enterprises, to reform training and schooling modes as well as management and support mechanisms, to promote bachelor-level vocational education and bring about a number of quality vocational education institutions and programs, to promote the integration of vocational education and regular education, to improve the adaptability of vocational education and speed up the development of the modern vocational education system so as to cultivate more high-quality technical professionals.

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

In October 2021, the General Office of the Central Committee of CPC and the General Office of the State Council issued the Opinions (the “Opinions”) on Promoting the High-Quality Development of Modern Vocational Education. The Opinions has put forward that vocational education, an important part of the national education system and human resource development, shoulders the important responsibility of training diversified talents, inheriting technical skills, and promoting employment and entrepreneurship. The Opinions urged that a batch of excellent secondary vocational schools and high-quality majors shall be established by greatly improving the quality of secondary vocational education, carrying out the projects of reaching the standards for secondary vocational schools, and taking such measures as consolidation, cooperation, trusteeship and group school-running. The Opinions also encouraged various enterprises to participate in the vocational education in line with law, vocational schools to cooperate with social capitals in jointly constructing vocational education infrastructures and practical training bases, as well as jointly constructing and sharing public practical training bases. Vocational schools shall actively attract industrial leading enterprises to be deeply involved in the specialty planning, curriculum provision, teaching material development, teaching design and teaching implementation of vocational education, to cooperate in jointly constructing new majors, developing new courses and carrying out order-to-order training.

On April 20, 2022, the SCNPC issued the revised Vocational Education Law of the PRC, which came into effect on May 1, 2022 and further encourages the development of vocational education from four aspects. Firstly, it clarifies for the first time that vocational education is of equal importance as general education; secondly, it focuses on improving the recognition of vocational education, including enhancing the social status and treatment of talents in technology and skills, and organizing vocational skills competitions and other activities; thirdly, it deepens industry-education integration and school-enterprise cooperation, including that the State encourages the development of vocational education at all levels and in all forms, promotes the diversified schooling and supports the extensive and equal participation of social forces in the vocational education, the State promotes enterprises’ vital role in running vocational education, advances the in-depth participation of enterprises in vocational education, encourages enterprises to run high-quality vocational education, the implementation of enterprises’ vocational education shall be included in the corporate social responsibility report, an enterprise may, by making use of its capital, technology, knowledge, facilities, equipment, place, management and other factors, sponsor or jointly sponsor vocational schools or vocational training agencies, the State encourages, guides and supports enterprises and other non-governmental sectors to sponsor vocational schools and vocational training agencies in accordance with law; and fourthly, it improves the vocational education guarantee system and measures, including that the State takes measures according to the industrial layout and the requirements of industry development, vigorously develops emerging majors required by industries such as advanced manufacturing, supports the construction of high-level vocational schools and majors, optimizes the structure of educational expenditures, adapts the vocational education expenditures to the requirements of vocational education development, and encourages fund-raising through various channels for the development of vocational education in accordance with the law.

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

On December 5, 2022, the Development and Reform Commission of Hebei Province, the Department of Education of Hebei Province, the Department of Human Resources and Social Security of Hebei Province and the Market Supervision Administration of Hebei Province promulgated the Administrative Measures for Non-profit Private School Fees. The Measures further clarifies the service charges and in lieu of fees, standardizes the independent pricing behavior of schools, improves the refund policy of schools, and formulates fee supervision measures.

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

Pursuant to Regulations on Administration of Security Services, which issued by State Council on October 13, 2009 and became effective on January 1, 2010, which was amended on November 29, 2020 and March 29, 2022, enterprises hiring security personnel shall file with the local public security administration.

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

Regulations on Human Resources Services

On June 29, 2018, the State Council promulgated the Interim Regulation on Human Resources Market, which became effective on October 1, 2018. The Interim Regulation on Human Resources Market applies to job seeking, recruitment and provision of human resources services through the human resources market in the PRC, which provides that human resources service include public human resources service institutions established by the governments and for-profit human resources service institutions engaging in business activities of human resources services. A for-profit human resources service organisation engaging in employment agency activities shall apply to the human resources and social security administrative authorities for administrative licensing pursuant to the law, and obtain a Human Resources Service License. For-profit human resources service institutions engaging in collection and dissemination of human resources supply and demand information, employment and entrepreneurship guidance, human resources management consulting, human resources evaluation, human resources training, undertaking outsourcing contracts of human resources services etc. shall complete filing formalities with the human resources and social security administrative authorities within 15 days from commencement of business. Where a profit-making human resource service institution establishes a branch, it shall, within 15 days from the date of completion of the industrial and commercial registration, report in writing to the administrative department of human resources and social security where the branch office locates. For-profit human resources service institutions engaging in labor dispatch business shall comply with the relevant labor dispatch provisions of the State.

Regulations on Labor Dispatch Services

The Measures for the Implementation of Administrative License for Labor Dispatch promulgated by the MHRSS on June 20, 2013 and became effective on July 1, 2013. Under the Measures for the Implementation of Administrative License for Labor Dispatch, the labor dispatch service provider shall apply to the human resources and social security administrative department at its domicile (hereinafter referred to as the licensing authority) for an administrative license according to law. Where a labor dispatch service provider establishes a subsidiary to operate the labor dispatch services, the subsidiary shall apply to the local licensing authority for an administrative license; if the labor dispatch service provider establishes a branch to operate the labor dispatch services, it shall report the licensing authority in writing, and the branch shall file with the local human resources and social security administrative department.

The Interim Provisions on Labor Dispatch promulgated by the MHRSS on January 24, 2014 and took effect on March 1, 2014. Under the Interim Provisions on Labor Dispatch, the labor dispatch service provider shall:(i) truthfully inform the dispatched laborer of the provisions of Article 8 of the Labor Contract Law, the rules and regulations to be observed, and the contents of the labor dispatch agreement; (ii) establish a training system to conduct onboarding knowledge and safety education training for dispatched workers; (iii) pay the labor remuneration and conduct the related treatment of the dispatched laborers in accordance with the state regulations and the labor dispatch agreement; (iv) in accordance with the provisions of the State and the labor dispatch agreement, pay social insurance premiums for the dispatched workers in accordance with the law, and handle the relevant procedures for social insurance; (v) urge the institutions that accept employment in the form of labor dispatch to provide labor protection and labor safety and sanitation conditions for the dispatched workers according to law; (vi) issue the relevant proof regarding dissolving or terminating the labor contract according to law; (vii) assist in handling disputes between dispatched laborers and the institutions that accept employment in the form of labor dispatch; (viii) conduct other matters as stipulated by laws, regulations and rules.

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

Laws and regulations related to the protection of cyber security, data and privacy

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

On December 28, 2021, thirteen PRC governmental and regulatory agencies, including the CAC, promulgated the Measures for Cyber Security Review, which came into effect on February 15, 2022. The Measures for Cyber Security Review specifies that the procurement of network products and services by operator of critical information infrastructure and the activities of data process carried out by Internet platform operator that raise or may raise “national security” concerns are subject to strict cyber security review by Cybersecurity Review Office of CAC. Before critical information infrastructure operator purchases internet products and services, it should assess the potential risk of national security that may be caused by the use of such products and services. If such use of products and services may give raise to national security concerns, it should apply for a cyber security review by the Cyber Security Review Office and a report of analysis of the potential effect on national security shall be submitted when the application is made. In addition, Internet platform operators that possess the personal data of over one million users must apply for a review by the Cyber Security Review Office, if they plan listing of companies in foreign countries. The CAC may voluntarily conduct cyber security review if any network products and services and activities of data process affects or may affect national security. The cyber security review focuses on the assessment of risk factors include (i) the risk of critical information infrastructure being illegally controlled, interfered or destroyed as a result of the use of the products or services; (ii) the continuous harm to the business of critical information infrastructure by the interruption of provision of products or services; (iii) the security, openness, transparency, diversity of sources, reliability of supply and potential supply interruptions of products and services due to political, diplomatic or international trade issues; (iv) whether the products and services provider comply with PRC laws and regulations; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, illegally utilized or exited the country; (vi) regarding to listing, there are risks of critical information infrastructure, core data, important data or a large amount of personal information being influenced, controlled or maliciously used by foreign governments, as well as network information security risks; and (vii) other factors that may endanger the security of critical information infrastructure, cyber security and data security. It may take approximately 70 business days in maximum for the general cybersecurity review upon the delivery of their applications, which may be subject to extensions for a special review.

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

According to the Interim Measures for Participation in the Social Insurance System by Foreigners Working within the Territory of China, which was promulgated by the MOHRSS on September 6, 2011 and became effective on October 15, 2011, employers who employ foreigners shall participate in the basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity leave insurance in accordance with the law, with the social insurance premiums to be contributed respectively by the employers and foreigner employees as required. In accordance with such Interim Measures, the social insurance administrative agencies shall supervise and examine the legal compliance of foreign employees and employers and the employers who do not pay social insurance premium in conformity with the laws shall be subject to the administrative provisions provided in the Social Insurance Law and the relevant regulations and rules mentioned above. On July 20, 2018, the General Offices of the CPC Central Committee and the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the State Administration of Taxation of the PRC, or the SAT will become solely responsible for collecting social insurance premiums.

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

As of December 31, 2022, we and the VIEs had made social insurance contribution for the PRC-based employees based on the relevant PRC laws and regulations and practical measures.

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

As of December 31, 2022, we and the VIEs had made housing fund contribution for the PRC-based employees based on the relevant PRC laws and regulations and practical measures.

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

As of the date of the annual report, Ms. Fen Ye, Ms. Hong Ye and Ms. Fang Ye have completed the initial foreign exchange registrations as required by SAFE Circular 37 and Circular 13. The formalities for updating the registration to reflect the share transfer from Ms. Fang Ye to Ms. Fen Ye has been submitted to the qualified bank, but the amendment registration has not been completed as of the date of this annual report.

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by the SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by the SAFE, the NDRC and the MOF which became effective from March 1, 2003 and was amended on July 26, 2022, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise.

On January 11, 2017, the PBOC issued and implemented Notice of People’s Bank of China on Matters Concerning Macro-Prudential Management on All-round Cross-border Financing, or the Circular 9. A one-year transitional period was set for foreign-invested enterprises and foreign financial institutions from the date of issuance, within which the foreign-invested enterprises may choose a mode between the existing cross-border financing management mode and that prescribed in the Circular 9, and no specific new notification or rules has been issued yet regarding the selection of the two modes. According to Circular 9, the calculation of the upper limit of the risk-weighted balance for cross-border financing =the capital or the net assets × the leverage rate of cross-border financing × the macro-prudential adjustment parameters, among which, enterprises are calculated at their net assets based on the latest audited financial statements, the leverage rate for cross-border financing for enterprises is 2, and the macro-prudential adjustment parameter is 1.

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

 Pursuant to the Administrative Measures for the Examination and Registration of Medium and Long-term Foreign Debts of Enterprises promulgated by the NDRC on January 5, 2023, which came into effect on February 10, 2023, an enterprise shall, before borrowing a foreign debt, obtain the Certificate of Examination and Registration of Foreign Debts Borrowed by Enterprises and complete examination and registration formalities. Without examination and registration, no foreign debt may be borrowed. Medium and long-term foreign debts of enterprises referred to in this measures shall mean debt instruments with a maturity of more than one year that are borrowed from overseas by enterprises within the territory of the People’s Republic of China and by overseas enterprises or branches controlled by them, denominated in local or foreign currency, and of which principal is repaid with payment of interest as agreed.

According to the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment promulgated on October 23, 2019 by the SAFE, or Circular 28, non-investment foreign-funded enterprises are allowed to make domestic equity investments with their capital funds in accordance with the law on the premise that the existing special administrative measures (negative list) for foreign investment access are not violated and the projects invested thereby in China are true and compliant.

Pursuant to the Measures on Reporting of Foreign Investment Information issued by the MOFCOM and SAIC (the renamed SAMR) on December 30, 2019, which became effective on January 1, 2020, where there is a change in information in the initial report which involves enterprise change registration or filing, the foreign investment enterprise shall submit a change report through the Enterprise Registration System at the time of completion of enterprise change registration.

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

Regulatory Approval from the China Securities Regulatory Commission

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of CSRC, or collectively, the Guidance Rules and Notice. These new regulations propose to establish a new filing-based regime to regulate overseas offerings and listings by Chinese domestic companies.

Under the Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. Since the date of effectiveness of the Trial Measures, the domestic enterprises falling within the scope of filing that have been listed overseas or met the following circumstances are existing enterprises: before the effectiveness of the Trial Measures, the application for indirect overseas issuance and listing has been agreed by the overseas regulators or overseas stock exchanges (such as having passed the hearing on the Hong Kong market or registration become effective as agreed on the U.S. market, etc.), and it is not required to perform issuance and listing supervision procedures of the overseas regulators or overseas stock exchanges (such as rehearing on the Hong Kong market, etc.), and the overseas issuance and listing will be completed by September 30, 2023. Existing enterprises are not required to file immediately, and filing should be made as required if they involve refinancing and other filing matters. In such cases, where a existing enterprise issues securities in the same overseas market after its initial public offering and listing overseas, it shall file with the CSRC within three working days of completion of issuance; where a existing enterprise issues securities in other overseas markets after its initial public offering and listing overseas, it shall file with the CSRC within three working days of submission of application documents for initial public offering and listing overseas.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities as of the date of the annual report:

Notes:

(1)

The sponsorship registration of Qingtian International School was changed to Lishui Mengxiang in August 2021. As of the date of the annual report, we have not received any formal notice from the competent authorities of Qingtian County requesting us to conduct the classified registration of private schools. However, given that Qingtian International School is a non-state public institution legal person, it may be directly classified as a non-profit private school by the competent authorities of Qingtian County and has no need to go through additional registration procedures. On April 20, 2022, Liandu WFOE entered into a series of contractual arrangements with respect to the operation of Qingtian International School. On January 31, 2023, due to the change of shareholders of Lishui Mengxiang, Liandu WFOE entered into an updated series of contractual arrangements with respect to the operation of Qingtian International School. The updated series of contractual arrangements replaced the series entered in April 2022 and took effect on December 16, 2022, the same date when the shareholders of Lishui Mengxiang signed an equity transfer agreement.

(2)	Beijing P.X. holds the whole sponsorship interests of Langfang School. Liandu WFOE entered into a series of contractual arrangements with respect to the operation of Langfang School on March 28, 2023. The contractual arrangements took effect on January 1, 2022. As of the date of the annual report, Langfang City has not released any detailed rules on classification registration of private schools and we have not received any relevant notice from the competent authorities of Langfang City since January 1, 2022 when Beijing P.X. began to hold the whole sponsorship interests of Langfang School.

(3)	Lishui Mengxiang holds 43% equity interests of Beijing Xinxiang. Beijing R.R.Z. holds 42% equity interests of Beijing Xinxiang. The management team of Beijing Xinxiang formed Beijing Chuang’ao Technology Center (L.P.) (“Beijing C.A.”), holding 15% equity interests of Beijing Xinxiang. Given that the board of directors of Beijing Xinxiang consists of five members, three of which shall be appointed by Lishui Mengxiang, we are regarded as the primary beneficiary of Beijing Xinxiang through Lishui Mengxiang under U.S. GAAP as Lishui Mengxiang holds more than half of the voting power in the board of directors of Beijing Xinxiang. Therefore, the financial statements of Beijing Xinxiang is consolidated in our annual report on Form 20-F for the year ending December 31, 2022.

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

Investors are purchasing equity interests in Lixiang, the Cayman Islands holding company, and are not purchasing, and may never directly hold, equity interests in the VIEs. We do not have any equity interests in the VIEs. However, because of the contractual arrangements, we control the VIEs through our PRC subsidiary, Liandu WFOE, and are regarded as the primary beneficiary of the VIEs for accounting purposes under U.S. GAAP. We have consolidated the results of the VIEs in our consolidated financial statements included elsewhere in this annual report on Form 20-F in accordance with U.S. GAAP. For a more detailed discussion of the basis of presentation of our consolidated financial statements, see “Item 5. Operating and financial Review and Prospects—A. Operating Results—Critical Accounting Policies.”

These contractual arrangements may not be as effective in providing us with control over the VIEs as equity ownership. If we had equity ownership of the VIEs, we would be able to exercise our rights as a direct or indirect shareholder to effect changes in the board of directors of the VIEs, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, as these contractual arrangements stand now, if the VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we cannot exercise shareholders’ rights to direct corporate actions as direct ownership would otherwise entail. If the parties under such contractual arrangements refuse to carry out our directions in relation to everyday business operations, we will be unable to maintain effective control over the operations of the VIEs in China under U.S. GAAP. Losing effective control over the VIEs may impair our access to their cash flow from operations, which may reduce our liquidity. If the VIEs or their respective ultimate shareholders fail to perform their obligations under our contractual arrangements, we may have to incur additional costs and expend substantial resources to enforce our contractual arrangements, temporarily or permanently lose control over our primary operations or lose access to our primary sources of revenue.

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the contractual arrangements and the VIE structure. If the PRC government finds these contractual arrangements or the VIE structure non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs or forfeit our rights under the contractual arrangements. Lixiang and investors in the ADSs face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements, consequently, significantly affect the financial condition and results of operations. If we are unable to claim our right to control the assets of the VIEs, the ADSs may decline in value or become worthless. The PRC government could even disallow the VIE structure completely, which would likely result in a material adverse change in our operations and the ADSs may significantly decline in value or become worthless.

Contractual Arrangements

Foreign ownership in the educational industry is subject to significant regulations in China, including strict licensing requirements. Specifically, foreign ownership is prohibited in compulsory education at the primary and middle school levels, and is restricted at the high school level . As we are a company incorporated in the Cayman Islands, our wholly-owned subsidiary in the PRC, Liandu WFOE, is viewed as a foreign-owned enterprise thus is ineligible to apply for and hold licenses to operate, or otherwise own equity interests in, primary and middle school campuses and to independently or jointly invest and operate high school and vocational school pursuant to the relevant laws and regulations.

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

On April 20, 2022, Liandu WFOE entered into a series of contractual arrangements, or the VIE structure, with Lishui Mengxiang, Qingtian International School, shareholders of Lishui Mengxiang and the Council Members of Qingtian International School. On January 31, 2023, due to the change of shareholders of Lishui Mengxiang, Liandu WFOE entered into an updated series of contractual arrangements with respect to the operation of Qingtian International School. The updated series of contractual arrangements replaced the previous ones and took effect on December 16, 2022, the same date when the shareholders of Lishui Mengxiang signed an equity transfer agreement. On March 28, 2023, Liandu WFOE entered into a series of contractual arrangements, or the VIE structure, with Beijing P.X. and Langfang School, shareholders of Beijing P.X. and the Council Members of Langfang School. The series of contractual arrangements became effective on January 1, 2022. These contractual arrangements enables us to (i) exercise the power over our Lishui Mengxiang, Qingtian International School and Langfang School, (ii) have the exposure or rights to variable returns from our involvement with the VIEs, and (iii) exercise the ability to affect those returns through use of its power over the VIEs.

We do not have any equity interest in the VIEs. However, because of these contractual arrangements, we control the VIEs through our PRC subsidiary, Liandu WFOE. We have consolidated the results of the VIEs in our consolidated financial statements included elsewhere in this annual report on Form 20-F in accordance with U.S. GAAP. For a more detailed discussion of the basis of presentation of our consolidated financial statements, see “Item 5. Operating and financial Review and Prospects—A. Operating Results—Critical Accounting Policies.” For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

Below is a summary of the material provisions of these contractual arrangements with Liandu WFOE and the shareholders of Lishui Mengxiang. For more complete information you should read these agreements in their entirety.

Exclusive Call Option Agreement. Under the Exclusive Call Option Agreement dated January 31, 2023, Ms. Fen Ye and Ms. Hong Ye, or the shareholders of Lishui Mengxiang have irrevocably granted Liandu WFOE or its designated purchaser the exclusive right to purchase all or part of the direct and/or indirect equity interests of Lishui Mengxiang, or the Equity Call Option. The purchase price payable by Liandu WFOE or its designated purchaser in respect of the transfer of Lishui Mengxiang’s direct and/or indirect equity interest or equity interests shall be at the lowest price permitted under the PRC laws and regulations. Liandu WFOE or its designated purchaser shall have the right to purchase such proportion of Lishui Mengxiang’s interest in Qingtian International School and/or other equity interest of Lishui Mengxiang as it decides at any time. Qingtian International School provides high school education services, in which case the foreign investors are restricted to hold equity interests of Lishui Mengxiang, Qingtian International School’s sponsor, in accordance with the current PRC laws and regulations. If and when the PRC laws and regulations allow Liandu WFOE or us to directly hold all or part of the school sponsor interests in Qingtian International School and/or all or part of other equity interests of Lishui Mengxiang and operate competent education business in the PRC, Liandu WFOE shall issue the notice of exercise of such equity call option as soon as practicable, and the percentage of interests to be purchased upon exercise of such Equity Call Option shall be no less than the maximum percentage allowed to be held by Liandu WFOE or its designated purchaser under the PRC laws and regulations. Such equity transfer price is not expressly provided for in the current PRC laws and regulations and it is uncertain whether it may be further regulated by future PRC laws and regulations. Pursuant to the Exclusive Call Option Agreement, all taxes and fees associated with the equity transfer shall be paid by Lishui Mengxiang’s shareholders and/or the direct equity holders of the VIEs upon the transfer. In the absence of written consent from Liandu WFOE, except as otherwise described in the Exclusive Call Option Agreement, Lishui Mengxiang and its shareholders shall not sell, transfer, assign or otherwise dispose of or create any encumbrance on any of Lishui Mengxiang’s assets, businesses or equity interests or procure separation or merge with any other entities. Furthermore, without written consent from Liandu WFOE, Lishui Mengxiang may not terminate any material contracts or enter into any other contracts which may contradict such material contracts, incur any indebtedness or provide any loan or guarantee to a third party, except as disclosed to Liandu WFOE, or alter the nature or scope of its business. The Exclusive Call Option Agreement will remain in force during the operation term of VIEs and any periods that are renewable pursuant to the PRC laws, and will terminate automatically when Liandu WFOE and/or its designated entities fully exercised their options to purchase all the equities of VIEs in accordance with this agreement. In addition, unless otherwise stipulated by laws, this agreement may not be terminated by Lishui Mengxiang or its shareholders unilaterally, but may only be terminated by Liandu WFOE after notice in advance.

Proxy Agreement for School’s Sponsors and Council Members. Pursuant to the Proxy Agreement for School’s Sponsors and Council Members dated January 31, 2023, Lishui Mengxiang has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as school sponsor of Qingtian International School to the extent permitted by the PRC laws. These rights include, but are not limited to: (a) the right to appoint and/or elect of council members of Qingtian International School; (b) the right to appoint and/or elect the supervisors of Qingtian International School; the right to put forward the School’s mission and scope of operation;(c)the right to examine or approve the Articles of Association of Qingtian International School, development planning, major projects and budget for revenues and expenditures;(d) the right to supervise the performance of Qingtian International School and the achievement of the objectives set out in the bylaw;(e) the right to establish the executive school council in accordance with the authority and procedures prescribed in the bylaw of Qingtian International School and to participate in the running and management of the School;(f) the right to access the information about the operation conditions and financial conditions of Qingtian International School;(g) the right to consult the resolutions, records, financial and accounting statements and reports of the school council meetings in accordance with the PRC laws;(h) the right to obtain reasonable returns from Qingtian International School’s Sponsor in accordance with the PRC laws;(i) the right to obtain the remaining property of Qingtian International School after the liquidation in accordance with the PRC laws;(j) the right to transfer the interests of Qingtian International School’s Sponsor in accordance with the PRC laws;(k) the right to select the profitability and non-profitability of the characteristic of Qingtian International School in accordance with the PRC laws, regulations or regulatory documents; and(l) any other rights of Qingtian International School’s Sponsor provided by other applicable laws and regulations of the PRC and the articles of association of Qingtian International School (as amended from time to time).

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

Proxy Agreement for Shareholders. Pursuant to the Proxy Agreement for Shareholders dated January 31, 2023, each shareholder of Lishui Mengxiang has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as the shareholder to the extent permitted by the PRC laws. These rights include, but are not limited to: (a) the right to attend the shareholders’ meeting of our school acting as WFOE’s nominee; (b) the right to vote on behalf of the sponsors for all matters requiring discussion and resolution of the shareholders’ meeting; (c) the right to sign the shareholders’ minutes, resolutions or other legal documents; (d) the right to indicate the directors, the legal representative, etc. to act in accordance with WFOE’s intention; (e) the right to handle legal procedures containing registration, examination and approval and license of schools at the competent departments of governments; (f) the right to decide to transfer or otherwise dispose of the equity of our school; (g) any other shareholder rights as pursuant to the applicable PRC laws, regulations and our school’s articles of association as amended from time to time.

Business Cooperation Agreement. Pursuant to the Business Cooperation Agreement dated January 31, 2023, Liandu WFOE shall provide technical services, management support and consulting services necessary for the private education business, and in return, the VIEs shall make payments accordingly. In particular, such services include but not limited to developing curriculum, conducting market research and offering management and marketing advice, providing technology services, providing public relations services, providing support for teacher hiring and training and providing other services that the VIEs may need from time to time. Without the prior consent of Liandu WFOE, none of the VIEs may accept such services provided by any third party. As part of the business cooperative agreement, VIEs and the shareholders of Lishui Mengxiang agree that they will not take any actions except as otherwise described in the Business Cooperation Agreement, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of the VIEs, disposing of their equity interests in the VIEs, or paying dividends or other similar payments to the sponsors or the shareholders VIEs in the absence of written consent from Liandu WFOE. The aforementioned agreements will terminate automatically when Liandu WFOE and/or its designated entities fully exercised their options to purchase all the equities held by Nominee Shareholders in accordance with the Exclusive Call Option Agreement. In addition, unless otherwise stipulated by laws, this agreement may not be terminated by VIEs or the shareholders, but may only be terminated by Liandu WFOE after notice in advance.

Exclusive Technical Service and Business Consulting Agreement. Pursuant to the Exclusive Technical Service and Business Consulting Agreement dated January 31, 2023, Liandu WFOE agreed to provide exclusive technical services to Qingtian International School and Qingtian International School’s sponsor, Lishui Mengxiang. Furthermore, Liandu WFOE agreed to provide exclusive business consultancy services to Qingtian International School and Qingtian International School’s sponsor. In consideration of the technical and business consultancy services provided by Liandu WFOE, Qingtian International School and Qingtian International School’s sponsor agreed to pay Liandu WFOE a service fee withdrawn from their respective amount of surplus from operations after deducting all costs, expenses, taxes, losses (if required by the law) and the legally development fund of the respective school (if required by the law) and other costs and funds that shall be retained at Qingtian International School in accordance with applicable PRC laws. Liandu WFOE has the right (but not the obligation) to adjust the amount of such service fee by reference to the actual services provided and the actual business operations and needs of Qingtian International School and Qingtian International School’s sponsor, provided that any adjusted amount shall not exceed the amount mentioned above. Qingtian International School and Qingtian International School’s sponsor do not have any right to make any such adjustment. Unless otherwise prescribed under the PRC laws and regulations, Liandu WFOE shall have exclusive proprietary rights to any technology and intellectual property developed and materials prepared in the course of the provision of research and development, technical support and services by Liandu WFOE to Qingtian International School and Qingtian International School’s sponsor, and any intellectual property in the products developed, including any other rights derived thereunder, in the course of performance of obligations under the Exclusive Technical Service and Business Consulting Agreement and/or any other agreements entered into between Liandu WFOE and the VIEs.

Equity Pledge Agreement. Pursuant to the Equity Pledge Agreement dated January 31, 2023, the shareholders unconditionally and irrevocably pledged all of their equity interests in Lishui Mengxiang to Liandu WFOE to guarantee performance of the obligations of the VIEs under the Exclusive Call Option Agreement, Business Cooperation Agreement, Exclusive Technical Service and Business Consulting Agreement, Proxy Agreement for Shareholders, Proxy Agreement for School’s Sponsors and Council Members and Loan Agreement, each as described above the shareholders of Lishui Mengxiang agreed that without prior written consent of the PRC WFOE, they shall not transfer or dispose of the pledged equity interests, or create or allow any encumbrance on the pledged equity interests. Unless otherwise stipulated by laws, this agreement may not be terminated by Lishui Mengxiang or the shareholders of Lishui Mengxiang unilaterally, but may only be terminated by the Liandu WFOE after notice in advance. The equity pledge agreement remains in full force and effect until all of the obligations under the contractual arrangements have been duly performed or the guaranteed debts are duly paid. The pledge of equity interests in Lishui Mengxiang has been duly registered with the local branch of SAIC and is effective upon such registration.

Below is a summary of the material provisions of these contractual arrangements with Liandu WFOE and the shareholders of Beijing P.X.. For more complete information you should read these agreements in their entirety.

Exclusive Call Option Agreement. Under the Exclusive Call Option Agreement dated March 28, 2023, Ms. Fen Ye, Ms. Hong Ye, and Lishui Mengxiang, or the shareholders of Beijing P.X. have irrevocably granted Liandu WFOE or its designated purchaser the exclusive right to purchase all or part of the direct and/or indirect equity interests of Beijing P.X. and Langfang School, or the Equity Call Option. The purchase price payable by Liandu WFOE or its designated purchaser in respect of the transfer of above equity interests shall be at the lowest price permitted under the PRC laws and regulations. Liandu WFOE or its designated purchaser shall have the right to purchase such proportion of Beijing P.X.’s interest in Langfang School and/or other equity interest of Beijing P.X. as it decides at any time. Langfang School provides vacational school education services, in which case the foreign investors shall be a foreign education institution or a foreign vocational skills training institution with relevant qualifications on education services and operating high-quality educations in accordance with the current PRC laws and regulations. If and when the PRC laws and regulations allow Liandu WFOE or us to directly hold all or part of the school sponsor interests in Langfang School and/or all or part of other equity interests of Beijing P.X. and operate competent education business in the PRC, Liandu WFOE shall issue the notice of exercise of such equity call option as soon as practicable, and the percentage of interests to be purchased upon exercise of such Equity Call Option shall be no less than the maximum percentage allowed to be held by Liandu WFOE or its designated purchaser under the PRC laws and regulations. Such equity transfer price is not expressly provided for in the current PRC laws and regulations and it is uncertain whether it may be further regulated by future PRC laws and regulations. Pursuant to the Exclusive Call Option Agreement, all taxes and fees associated with the equity transfer shall be paid by Beijing P.X.’s shareholders upon the transfer. In the absence of written consent from Liandu WFOE, except as otherwise described in the Exclusive Call Option Agreement, Beijing P.X. and its shareholders shall not sell, transfer, assign or otherwise dispose of or create any encumbrance on any of Langfang School’s assets, businesses or equity interests or procure separation or merge with any other entities. Furthermore, without written consent from Liandu WFOE, Langfang School may not terminate any material contracts or enter into any other contracts which may contradict such material contracts, incur any indebtedness or provide any loan or guarantee to a third party, except as disclosed to Liandu WFOE, or alter the nature or scope of its business. The Exclusive Call Option Agreement will remain in force during the operation term of Beijing P.X. and Langfang School and any periods that are renewable pursuant to the PRC laws, and will terminate automatically when Liandu WFOE and/or its designated entities fully exercised their options to purchase all the equities of Beijing P.X. and Langfang School in accordance with this agreement. In addition, unless otherwise stipulated by laws, this agreement may not be terminated by Langfang School, Beijing P.X. or its shareholders unilaterally, but may only be terminated by Liandu WFOE after notice in advance.

Proxy Agreement for School’s Sponsors and Council Members. Pursuant to the Proxy Agreement for School’s Sponsors and Council Members dated March 28, 2023, Beijing P.X. has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as school sponsor of Langfang School to the extent permitted by the PRC laws. These rights include, but are not limited to: (a) the right to appoint and/or elect of council members of Langfang School; (b) the right to appoint and/or elect the supervisors of Langfang School; the right to put forward the School’s mission and scope of operation;(c)the right to examine or approve the Articles of Association of Langfang School, development planning, major projects and budget for revenues and expenditures;(d) the right to supervise the performance of Langfang School and the achievement of the objectives set out in the bylaw;(e) the right to establish the executive school council in accordance with the authority and procedures prescribed in the bylaw of Langfang School and to participate in the running and management of the School;(f) the right to access the information about the operation conditions and financial conditions of Langfang School;(g) the right to consult the resolutions, records, financial and accounting statements and reports of the school council meetings in accordance with the PRC laws;(h) the right to obtain reasonable returns from Langfang School’s Sponsor in accordance with the PRC laws;(i) the right to obtain the remaining property of Langfang School after the liquidation in accordance with the PRC laws;(j) the right to transfer the interests of Langfang School’s Sponsor in accordance with the PRC laws;(k) the right to select the profitability and non-profitability of the characteristic of Langfang School in accordance with the PRC laws, regulations or regulatory documents; and(l) any other rights of Langfang School’s Sponsor provided by other applicable laws and regulations of the PRC and the articles of association of Langfang School (as amended from time to time).

The appointed Council Members of Langfang School from Beijing P.X. has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as school sponsor of Langfang School to the extent permitted by the PRC laws. These rights include, but are not limited to: (a) acting as the agent of Langfang School’s Sponsor to attend the council meeting of Langfang School; enjoying the right to speak, propose, vote, elect and stand for election, and the right to know, propose and supervise council meeting and business activities carried out by Langfang School; (b) exercising the voting rights on behalf of Langfang School’s Sponsor for all matters requiring discussion and resolution of the council; (c) proposing to convene a council meeting of Langfang School; (d) signing the council meeting minutes, council meeting resolutions or other legal documents that the Appointed Council Members has the right to sign as the council member of Langfang School; (e) exercising other rights of the council member and council members’ voting rights under the articles of association (including any other council members’ voting rights as stipulated in the amended articles of association) of Langfang School; (f) handling legal procedures containing registration, examination and approval and license of school at the competent departments of government; and (g) any other rights of the Council Member as pursuant to the applicable PRC laws, regulations and the articles of association (as amended from time to time) of Langfang School. In addition, each of Beijing P.X. and the Council Members of Langfang School have irrevocably agreed that (i) Liandu WFOE may delegate its rights under the Proxy Agreement for School’s Sponsors and Council Members to the directors of Liandu WFOE or its designated person, without prior notice to or approval by Beijing P.X. and the Council Members of Langfang School; and (ii) any person as successor of civil rights of Liandu WFOE or liquidator by reason of subdivision, merger, liquidation of Liandu WFOE or other circumstances shall have authority to replace Liandu WFOE to exercise all rights under the Proxy Agreement for School’s Sponsors and Council Members.

Proxy Agreement for Shareholders. Pursuant to the Proxy Agreement for Shareholders dated March 28, 2023, Lishui Mengxiang, the shareholder of Beijing P.X. has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as the shareholder to the extent permitted by the PRC laws. These rights include, but are not limited to: (a) the right to attend the shareholders’ meeting of Beijing P.X. acting as WFOE’s nominee; (b) the right to vote on behalf of Lishui Mengxiang for all matters requiring discussion and resolution of the shareholders’ meeting; (c) the right to sign the shareholders’ minutes, resolutions or other legal documents; (d) the right to indicate the directors, the legal representative, etc. to act in accordance with WFOE’s intention; (e) the right to handle legal procedures containing registration, examination and approval and license of Beijing P.X. at the competent departments of governments; (f) the right to decide to transfer or otherwise dispose of the equity of Beijing P.X.; (g) any other shareholder’s rights as pursuant to the applicable PRC laws, regulations and articles of association of Beijing P.X. as amended from time to time.

Business Cooperation Agreement. Pursuant to the Business Cooperation Agreement dated March 28, 2023, Liandu WFOE shall provide technical services, management support and consulting services necessary for the private education business, and in return, Beijing P.X. and Langfang School shall make payments accordingly. In particular, such services include but not limited to developing curriculum, conducting market research and offering management and marketing advice, providing technology services, providing public relations services, providing support for teacher hiring and training and providing other services that Beijing P.X. and Langfang School may need from time to time. Without the prior consent of Liandu WFOE, none of Beijing P.X. and Langfang School may accept such services provided by any third party. As part of the business cooperative agreement, Beijing P.X., Langfang School and the shareholders of Beijing P.X. agree that they will not take any actions except as otherwise described in the Business Cooperation Agreement, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of Langfang School, disposing of their equity interests in the Langfang School, or paying dividends or other similar payments to Beijing P.X. or the shareholders of Beijing P.X. in the absence of written consent from Liandu WFOE. The aforementioned agreements will terminate automatically when Liandu WFOE and/or its designated entities fully exercised their options to purchase all the equities held by Nominee Shareholders in accordance with the Exclusive Call Option Agreement. In addition, unless otherwise stipulated by laws, this agreement may not be terminated by Beijing P.X., Langfang School or the shareholders of Beijing P.X., but may only be terminated by Liandu WFOE after notice in advance.

Exclusive Technical Service and Business Consulting Agreement. Pursuant to the Exclusive Technical Service and Business Consulting Agreement dated March 28, 2023, Liandu WFOE agreed to provide exclusive technical services to Langfang School and Beijing P.X.. Furthermore, Liandu WFOE agreed to provide exclusive business consultancy services to Langfang School and Beijing P.X.. In consideration of the technical and business consultancy services provided by Liandu WFOE, Langfang School and Beijing P.X. agreed to pay Liandu WFOE a service fee withdrawn from their respective amount of surplus from operations after deducting all costs, expenses, taxes, losses (if required by the law) and the legally development fund (if required by the law) and other costs and funds that shall be retained at Langfang School in accordance with applicable PRC laws. Liandu WFOE has the right (but not the obligation) to adjust the amount of such service fee by reference to the actual services provided and the actual business operations and needs of Langfang School and Beijing P.X., provided that any adjusted amount shall not exceed the amount mentioned above. Langfang School and Beijing P.X. do not have any right to make any such adjustment. Unless otherwise prescribed under the PRC laws and regulations, Liandu WFOE shall have exclusive proprietary rights to any technology and intellectual property developed and materials prepared in the course of the provision of research and development, technical support and services by Liandu WFOE to Langfang School and Beijing P.X., and any intellectual property in the products developed, including any other rights derived thereunder, in the course of performance of obligations under the Exclusive Technical Service and Business Consulting Agreement and/or any other agreements entered into between Liandu WFOE, Langfang School and Beijing P.X..

Equity Pledge Agreement. Pursuant to the Equity Pledge Agreement dated March 28, 2023, the shareholders unconditionally and irrevocably pledged all of their equity interests in Beijing P.X. to Liandu WFOE to guarantee performance of the obligations of Langfang School and Beijing P.X. under the Exclusive Call Option Agreement, Business Cooperation Agreement, Exclusive Technical Service and Business Consulting Agreement, Proxy Agreement for Shareholders, Proxy Agreement for School’s Sponsors and Council Members and Loan Agreement, each as described above the shareholders of Beijing P.X. agreed that without prior written consent of the WFOE, they shall not transfer or dispose of the pledged equity interests, or create or allow any encumbrance on the pledged equity interests. Unless otherwise stipulated by laws, this agreement may not be terminated by Beijing P.X. or the shareholders of Beijing P.X. unilaterally, but may only be terminated by the Liandu WFOE after notice in advance. The equity pledge agreement remains in full force and effect until all of the obligations under the contractual arrangements have been duly performed or the guaranteed debts are duly paid. The pledge of equity interests in Beijing P.X. has been duly registered with the local branch of SAMR and is effective upon such registration.

After consulting with our PRC legal counsel Beijing DeHeng Law offices, we are of the view that:

●	the ownership structures of Liandu WFOE and the VIEs currently will not violate any applicable PRC law, regulation, or rule currently in effect; and

●	the contractual arrangements (a) among Liandu WFOE, Lishui Mengxiang, Qingtian International School, shareholders of Lishui Mengxiang and the Council Members of Qingtian International School and (b) among Liandu WFOE, Beijing P.X., Langfang School, shareholders of Beijing P.X. and the Council Members of Langfang School, governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect.

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

D. Property, Plants and Equipment

Our headquarters are located in Lishui City, Zhejiang Province, the People’s Republic of China. As of December 31, 2022, we and the VIEs owned the land use rights for eight parcels of land in the PRC with a total site area of approximately 104,739 sq.m. We and the VIEs also owned 25 buildings with a total gross floor area of approximately 86,518 sq.m. On December 29, 2021, Lishui Mengxiang as the landlord entered into a lease agreement with Lianwai School. The lease covers 3 parcels of land in Liandu District and the term of this lease is for three years from January 1, 2022 to December 31, 2024. The lease agreement is a part of the essential services we continued to provide to Lianwai School in order to keep Lianwai School in operation and minimize the disruptions to its existing students. We have not recognized any revenue from this lease pursuant to the 2021 Complementation Rules.

On January 29, 2019, Qingtian Zhongyi Education Investment as the tenant entered into a lease agreement with Qingtian High School as the landlord. The term of this lease is for three years from August 1, 2019 to July 31, 2022 and the rental fees was RMB 600,000 (including tax) each year. On July 31, 2022, the lease was extended for three years until July 31, 2025 on the same standard of rental fees with Qingtian International School as the tenant. The lease covers the facilities and properties with a total aggregate area of approximately 9,012 sq.m. Currently, the lease properties serve as the educational buildings, premises and campus for Qingtian International School. The termination of this lease agreement during the lease period will be subject to further negotiation between the parties and the approval of the local Education Bureau.

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

On September 1, 2019, Langfang School as the tenant entered into a lease agreement with a third party. The agreement covers the campus facilities and properties located at No.2 Yongxing road, Anci District in Langfang City, Hubei Province, which is provided to Langfang School for its daily operation. The term of this agreement is for five years from September 1, 2019 to August 31, 2024. Langfang School agreed to pay RMB330,000 (including tax) each month for using the campus facilities.

On December 13, 2022, Langfang School as the tenant entered into a cooperation agreement about the facilities use with a third party. The agreement covers the facilities located at No.63 Aiminxi road, Anci District in Langfang City, Hubei Province, and its term is from December 2022 to December 2024. Langfang School agreed to pay the rent based on the numbers of apartments used in the school years, and the annual rent for an apartment accommodating 4 students ranges from RMB30,600 to RMB31,800.

On December 10, 2021, Chuangmei Weiye as the tenant entered into two lease agreements with Beijing S.K. The agreements covers the facilities and properties located at Room 403 and Room 405 of Gong Shang Lian Mansion, Bai Qiao Da Street, Dongcheng District, Beijing. The term of the agreements is for one year from January 10, 2022 to January 9, 2023. Chuangmei Weiye paid RMB1,442,336.88 in total for using the facilities and properties under the two agreements in this period. On March 15, 2023, the agreements were extended for one year from January 1, 2023 to December 31, 2023 with Beijing P.X. as the tenant and the total rental fees are RMB704,944.56.

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

A. Operating Results

Overview

Our and the VIEs’ private education services used to primarily include primary and middle school education, while now turn to high school education and vocational education. We and the VIEs have established an education services network consisting of one high school, three vocational education services providers and one comprehensive human resources services provider, covering Zhejiang Province, Hebei Province, and Hainan Province in mainland China. The entities engaging in our main business include:

●	Qingtian International School, an educational institution specialized in providing high school education to students from overseas Chinese families returning to China who are commonly known as the overseas Chinese returnees;

●	Beijing Xinxiang, Langfang School and Hainan Jiangcai, vocational education services providers offering a variety of vocational education programs with the aim to help students to equip with practical vocational skill sets; and

●	Chuangmei Weiye, a professional comprehensive human resources service provider connecting enterprises and vocational school students, providing talents to enterprises and assisting vocational schools to provide internship opportunities to their students.

Lishui Mengxiang completed the required registration to hold 100% sponsorship interests of Qingtian International School in August 2021, and the acquisition was closed in November 2021. The high school curriculum programs offered at Qingtian International School are designed for students of overseas Chinese returnees. The increasing population of overseas Chinese returnees and their immediate relatives in Zhejiang Province provide a growing opportunity in the private education industry. Compared with local students, overseas Chinese returnees are afforded the opportunity to attend the PRC Joint Recruitment Examination for overseas Chinese returnees and students in Hong Kong, Macau and Taiwan as a parallel track. Qingtian International School provides PRC high school curriculum program combined with the courses designed for the PRC Joint Recruitment Examination, using small-class teaching method and semi-military management, which enable its students to gain admission to the most prestigious colleges and universities. As a result, we believe our outstanding admission performance will enhance our and the VIEs’ schools’ reputation in the industry and improve our prospects.

We and the VIEs offer vocational education services at the Vocational Education Services Providers, namely Beijing Xinxiang, Langfang School and Hainan Jiangcai. Beijing Xinxiang was formed in January 2022 by Lishui Mengxiang and Beijing R.R.Z. Langfang School. Hainan Jiangcai and Chuangmei Weiye were acquired by Lishui Mengxiang in January 2022.

Beijing Xinxiang is a vocational education service provider in the healthcare industry, formed in January 2022 by Lishui Mengxiang and Beijing R.R.Z. The healthcare industry in China has significant unmet demand for vocational training education to bridge the supply and demand gap between employers and students. Beijing Xinxiang intends to cooperate with two vocational schools in Henan Province and Shandong Province, with a goal to enroll 1,000 students in 2023.

Langfang School is a provincial private vocational school approved by the Human Resources and Social Security Department of Hebei Province, integrating academic education and vocational education. Langfang School was acquired by Lishui Mengxiang in January 2022. As of the date of the annual report, the administrative procedures with the PRC governmental authorities to amend the registration reflecting the result of the acquisition of Langfang School have not been completed due to the internal procedures of the competent authorities.

We and the VIEs cooperate with Hainan Technical School, a reputable vocational education school in Haikou City, Hainan Province, through Hainan Jiangcai, a subsidiary of Beijing P.X., to jointly design and develop curriculum programs based on the prevalent market trends and employer preferences.

Chuangmei Weiye is a professional comprehensive education and human resources service provider. Through Chuangmei Weiye, we aim to assist talents with practical skills in obtaining internship opportunities and positions in well-known companies so as to bridge the supply and demand gap between the employers and talents.

Pursuant to the impact of the 2021 Implementation Rules, we deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements.

Our net revenues for continuing operation were RMB25.7 million, RMB34.4 million and RMB49.2 million (US$7.1 million) in 2020, 2021 and 2022, respectively. We had net income RMB33.6 million in 2020 and we had net loss RMB243.8 million and RMB8.1 million (US$1.2 million) in 2021 and 2022, respectively.

Major Factors Affecting Our Results of Operations

We believe that our results of operations are affected by the following factors:

Demand for private education and vocational education in China

Our and the VIEs’ operations are driven by the growth of demand for private education and vocational education in China. Such demand is primarily driven by the increasing number of Chinese students who seek quality education and aspire to gain solid practical skills, which is in turn driven by an increasing number of affluent families in China, the rising recognition of the quality of higher education, and various economic factors. The demand of private education and vocational education are affected by a number of factors, including general economic conditions, diversified course offerings, quality of education, expected compensation levels, social acceptance towards vocational graduates, and government support. Material changes to these factors will affect our operation results.

Level of our and the VIEs’ student enrollment

Our net revenues and profitability are dependent on the level of student enrollment at our schools. The numbers of students enrolled in Qingtian International School, Langfang School and Hainan Jiangcai were 501, 838, and 241 as of September 1, 2022, respectively.

Attracting students and subsequent student admission largely depends on our reputation which is mainly driven by the quality of education we and the VIEs provide. Through the years of operations, we and the VIEs have accumulated experience in developing and customizing our and the VIEs’ educational programs to continue to attract students and teachers to our schools. We believe that highly qualified and dedicated teachers are critical to ensure our quality education and the quality of the teachers will continue to play an important role in the success of our schools. Accordingly, we and the VIEs provide various training opportunities to the teachers, such as education expert seminars and continuous studies. The teachers’ assessments are performance-based, and we provide incentives based on the quality of teaching. We believe that our emphasis on high quality teachers will transform into high quality education for our students in and outside the classroom.

The student enrollment level is also affected by the capacity of the schools. Qingtian International School recorded a utilization rate of 77.0% as of September 1, 2021. Qingtian International School, Langfang School and Hainan Jiangcai recorded a utilization rate of 61.4%, 98.4% and 80.3% as of September 1, 2022, respectively. Subject to the capacity of the schools, we expect that the number of students will increase steadily by school year as the schools continue to recruit more students than graduates/withdrawals from the schools.

Tuition, meal and accommodation services fees

Our net revenues from schools primarily consist of tuition, meal and accommodation fees. The tuition and accommodation service fees we and the VIEs charge are subject to approval by the competent government pricing authorities. The pricing standards on tuition and accommodation fees for diploma education applied to privately-run schools shall be determined by the competent authorities with reference to the operating costs of the schools. The base price for each privately-run school shall be approved by the competent governmental departments for both price and education. The school may determine specific charging rates within applicable floating range on its own, and implement such rates after reporting to those governmental departments and making announcements to the public.

Qingtian International School’s approved base prices are RMB16,500 per semester for tuition and RMB770 per semester for accommodation fees for each student. We charge tuition and fees based on the type of major that the student is enrolled at Langfang School. Langfang School’s approved average base prices are RMB8,000 per semester for tuition and RMB3,200 per semester for accommodation fees for each student.

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

Our ability to control operating costs and expenses

Our cost of revenues primarily consists of salaries and welfare for the teachers, cost for food, books and uniform, depreciation and amortization, rental fees, utilities, tax surcharges and maintenance and repairs. Our general and administrative expenses primarily consist of salaries and welfare for our administrative staff and office expenses. Our profitability depends, in part, on our ability to control our operating costs and expenses. We and the VIEs highly value the teachers and invest in the teachers heavily, through extensive training opportunities and competitive compensation levels. The number of teachers employed by Qingtian International School, Langfang School and Hainan Jiangcai were 76, 122, and 16 as of September 1, 2022, respectively. Our strategy is to maintain and attract more high-quality teachers, by continuing to increase teachers’ salaries and other benefits from time to time to maintain our competitiveness in the market. As we and the VIEs continue to increase our student base and expand our operations, our cost of revenues and general and administrative expenses may increase accordingly. Our capability to effectively control operating costs and expenses will continue to affect our results of operations.

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

Key Components of Results of Operations

Net revenues

The following table sets forth the contribution of revenue of continuing operations.

	For the years ended December 31,
	2020	2021	2022
Revenue from third parties:
Tuition fees	-	4,146,247	23,702,135
Comprehensive human resource services	-	-	7,840,844
Accommodation	-	228,526	5,920,364
Uniforms, learning materials and other campus necessities	2,632,611	1,986,186	3,992,076
Course design, development and training	-	-	3,675,953
Meals	660,020	2,014,151	2,544,884
Rental revenue	104,761	76,191	-
Others	12,699	61,691	751,615
Subtotal	3,410,091	8,512,992	48,427,871

Revenue from related party:
Rental revenue	1,668,572	906,667	754,285

Revenue from Affected Entity:
Rental revenue	15,284,572	14,152,381	-
Food procurement services	5,341,719	10,864,732	-
Subtotal	20,626,291	25,017,113	-
Total revenue	25,704,954	34,436,772	49,182,156

For continuing operations, our total net revenues were RMB25.7 million, RMB34.4 million and RMB49.2 million in 2020, 2021 and 2022, respectively.

Revenue from third parties

In August, 2021, Lishui Mengxiang acquired 100% of the sponsorship interests of Qingtian International School. Qingtian International School offered high school education services and our high school curriculum programs were designed for students from overseas Chinese returnees. Qingtian International School offers high school curriculum programs and accommodation service to the students, and generally charges the students tuition and accommodation fees prior to the beginning of each semester. During the stay in school, students are offered meals, and meal fees are collected each time students had meal.

On January 1, 2022, Lishui Mengxiang entered into definitive agreements to acquire 100% equity interests of Beijing P.X., a wholly-owned subsidiary of Beijing S.K., which in turn holds 100% equity interests of Chuangmei Weiye and Hainan Jiangcai, and the sponsorship interests of Langfang School, to expand our and the VIEs’ business into vocational education. The acquisition was completed in May 2022. Langfang School offers vocational education programs and accommodation service to the students, and charges tuition, learning materials fees and accommodation fees from the students prior to the beginning of each semester.

The following table sets forth the number of students enrolled at Qingtian International School, Langfang School and Hainan Jiangcai as of the dates of the beginning of school year indicated.

	As of September 1,
	2021		2022
	Number	%	Number	%
Enrollment
Qingtian International School	524	100.0%	501	31.7%
Langfang School	-	-	838	53.0%
Hainan Jiangcai	-	-	241	15.3%
Total	524	100.0%	1,580	100.0%

In addition, we and the VIEs sell school uniform, learning materials and other campus necessities to students. For the years ended December 31, 2022, Qingtian International School, Langfang School, and Hainan Jiangcai generated total revenue of RMB11.9 million, RMB21.8 million and RMB3.7 million, respectively.

Chuangmei Weiye mainly provides comprehensive service for flexible employment, which primarily focuses on recommending interns from schools to various enterprises with human resources demand. For the year ended December 31, 2022, Chuangmei Weiye generated revenue of RMB7.8 million.

The third parties rented our school non-education space for grocery stores, selling stationeries or snacks etc. to students which were operated directly by the lessee. The total rental revenue for third parties rental was RMB104.8 thousands, RMB76.2 thousands and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

Revenue from related parties

Revenue from related parties refers to the rental income generated from premises we and the VIEs own and lease to Lishui Yuanmeng Training Company Limited as a training venue and to Liandu Foreign Language School Kindergarten as its kindergarten facilities. We ceased to lease our non-education space to Lishui Yuanmeng Training Company Limited after February 28, 2021, and continued to lease to Liandu Foreign Language School Kindergarten after January 9, 2022. According to the lease agreement entered into with Lianwai Foreign Language School Kindergarten, the term of lease is three years commencing from January 2022 to December 2024. For the years ended December 31, 2020, 2021 and 2022, revenue from related parties were RMB1.7 million, RMB0.9 million and RMB0.8 million, respectively.

Revenue from Lianwai School

Lianwai School was deconsolidated from September 1, 2021 due to the impact of 2021 Implementation Rules, which was disclosed as a discontinued operation in the reporting period. In addition, a private school providing compulsory education is prohibited from conducting transactions with its related party under the 2021 Implementation Rules. To minimize disruptions to existing students enrolled in Lianwai School, we continued to offer essential services to the students without recognizing any revenues relating to Lianwai School from September 1, 2021.

Cost of revenues

For continuing operation, our cost of revenues primarily consists of salaries, welfare costs, cost for food, books and uniform, depreciation and amortization, rental fees, utilities, tax surcharges and maintenance and repairs. Our cost of revenues was RMB10.8 million, RMB17.4 million and RMB41.3 million (US$6.0million) in 2020, 2021 and 2022, accounting for 41.8%, 50.4% and 83.9% of our net revenues for the same periods, respectively.

Gross profit

Our gross profit was RMB15.0 million, RMB17.1 million and RMB7.9 million (US$1.1 million) in 2020, 2021 and 2022, respectively. Our gross profit margin was 58.2%, 49.6% and 16.1% in 2020, 2021 and 2022, respectively. The decrease in gross profit margin was primarily due to the newly acquired Langfang School and Hainan Jiangcai, which required more labor costs, rental fees for school operation in 2022 compared to the essential services provided for Lianwai School in 2020 and 2021.

General and administrative expenses

Our general and administrative expenses primarily consist of salaries and welfare for our non-teaching staff, office expenses, professional service fees, business entertainment fees, traveling and courier service expenses and others. Our general and administrative expenses were RMB10.1 million, RMB18.4 million and RMB30.5 million (US$4.4 million) in 2020, 2021 and 2022, respectively, accounting for 39.4%, 53.4% and 62.0% of our net revenues for the same periods, respectively.

Selling expenses

Our selling expenses primarily consist of advertising expenses, channel expenses including student referral and customer referral expenses, and other miscellaneous expenses. Our selling expenses were nil, nil and RMB2.0 million (US$0.3 million) in 2020, 2021 and 2022, respectively, accounting for nil, nil and 4.0% of our net revenues for the same periods, respectively.

Impairment loss on goodwill

Our impairment loss on goodwill resulted from the impairment of goodwill from acquisition of Beijing P.X.. Beijing P.X. has failed to meet the performance requirement and we performed the quantitative impairment test for goodwill. Fair value of Beijing P.X. reporting unit was less than its carrying amount. Our impairment loss on goodwill was nil, nil and RMB18.8 million (US$2.7 million) in 2020, 2021 and 2022, respectively, accounting for nil, nil and 38.3% of our net revenues for the same periods, respectively.

Interest expense and interest income

Our general and administrative expenses primarily consist of salaries and welfare for our non-teaching staff,bank borrowings. Our interest expense was RMB0.9 million, RMB2.4 million and RMB4.7 million (US$0.7 million) in 2020, 2021 and 2022, accounting for 3.5%, 6.9% and 9.6% of our net revenues for the same periods, respectively.

Fair value change gain of contingent consideration

We have a right to the return of previously transferred consideration for the acquisition of Beijing P.X. depending on Beijing P.X.’s operation performance in 2022 as agreed in the acquisition agreement. Since Beijing P.X. has failed to meet the performance requirement in 2022, we remeasured the fair value of the contingent consideration at the year end, and recognized fair value change gain of RMB22.9 million (US$3.3 million) for the year ended December 31, 2022. In April, 2023, we entered into supplementary agreement to resolve the contingency and confirm amount due from Beijing S.K. of RMB22.9 million (US$33.3 million) as the return of previously transferred consideration.

Other (loss)/income, net

Our other (loss)/income consists of government grants and other miscellaneous (cost)/income. Government grants represented subsidies from various government authorities in China in relation to our school operation. Other miscellaneous (cost)/income consists of investment income, non-operating income and expenses, bank charges and others. Our other loss, net was RMB1 thousands in 2020. Our other income, net was RMB4.6 million and RMB17.5 million (US$2.5 million) in 2021 and 2022, respectively, accounting for nil, 13.3% and 35.6% of our net revenues for the same periods, respectively.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands and conduct our primary business operations through the wholly foreign-owned subsidiary and consolidated VIEs in China. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our Hong Kong subsidiary, Hong Kong Mengxiang Education Development Group Limited, is located in Hong Kong and is subject to an income tax rate of 16.5% for its estimated assessable profit for the years ended December 31, 2020, 2021 and 2022. Dividend income received from subsidiaries in China is not subject to Hong Kong profit tax. We made no provision for Hong Kong profits tax in our consolidated financial statements as our Hong Kong subsidiary had no assessable profit in 2020, 2021 and 2022.

British Virgin Islands

Under the current laws of the British Virgin Islands, our British Virgin Islands subsidiary, Lianwai Investment Co., Ltd., is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the British Virgin Islands.

PRC

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China amended on December 29, 2018 (the “EIT Law”), a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises except where a special preferential rate applies, and the income of qualified non-profit organizations shall be tax-exempt. In January 2019, the State Administration of Taxation provides a preferential corporate income tax rate of 20% and an exemption ranged from 50% to 75% in the assessable taxable profits for entities qualified as small-size enterprises (the exemption range has been changed to from 50% to 87.5% for the period from January 1, 2021 to December 31, 2022). Beijing P.X., Chuangmei Weiye and Hainan Jiangcai are qualified small-size enterprises for the year ended December 31, 2022. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Taxation in the PRC.”

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

	For the years ended December 31,
	2020		2021		2022
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(in thousands, except for percentage, share and per share data)
Net revenues:
Revenue from third parties	3,410	13.3%	8,513	24.8%	48,428	7,021	98.5%
Revenue from related party	1,669	6.5%	907	2.6%	754	109	1.5%
Revenue from Affected Entity	20,626	80.2%	25,017	72.6%	-	-	-
Total net revenue	25,705	100.0%	34,437	100.0%	49,182	7,130	100.0%
Cost of revenues	(10,752)	(41.8%)	(17,356)	(50.4%)	(41,286)	(5,986)	(83.9%)
Gross profit	14,953	58.2%	17,080	49.6%	7,896	1,144	16.1%
Operating expenses:
General and administrative expenses	(10,124)	(39.4%)	(18,373)	(53.4%)	(30,494)	(4,421)	(62.0%)
Sales and marketing expenses	-	-	-	-	(1,974)	(286)	(4.0%)
Impairment loss on goodwill	-	-	-	-	(18,842)	(2,732)	(38.3%)
Total operating expenses	(10,124)	(39.4%)	(18,373)	(53.4%)	(51,310)	(7,439)	(104.3%)
Operating income/(loss)	4,829	18.8%	(1,292)	(3.8%)	(43,414)	(6,295)	(88.3%)
Interest expense	(897)	(3.5%)	(2,393)	(6.9%)	(4,708)	(683)	(9.6%)
Interest income	17	0.1%	15	-	77	11	0.2%
Fair value change gain of contingent consideration	-	-	-	-	22,850	3,313	46.5%
Other (loss)/income, net	(1)	-	4,591	13.3%	17,527	2,541	35.6%
Income/(loss) before income tax expense	3,946	15.4%	920	2.6%	(7,668)	(1,113)	(15.6%)
Income tax expense	-	-	(671)	(1.9%)	(424)	(61)	(0.9%)
Income/(loss) from continuing operations, net of tax	3,946	15.4%	249	0.7%	(8,091)	(1,173)	(16.5%)
Income/(loss) from discontinued operation, net of tax	29,639	115.3%	(244,069)	(708.7%)	-	-	-
Net income/(loss)	33,585	130.7%	(243,820)	(708.0%)	(8,091)	(1,173)	(16.5%)
Net income/(loss) attributable to the Company’s ordinary shareholders	33,585	130.7%	(243,820)	(708.0%)	(7,789)	(1,129)	(15.8%)
Net loss attributable to non-controlling interests	-	-	-	-	(302)	(44)	(0.6%)
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of nil tax	(7,957)	(31.0%)	(4,586)	(13.3%)	18,057	2,618	36.7%
Comprehensive income/(loss)	25,628	99.7%	(248,406)	(721.3%)	9,966	1,445	20.3%
Total comprehensive income /(loss) attributable to non-controlling interests	25,628	99.7%	(248,406)	(721.3%)	10,267	1,489	20.9%

Segment information

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by our chief operating decision makers in deciding how to allocate resources and assess performance.

For the year ended December 31, 2020, for continuing operations, we had one reportable segment for providing essential services to Lianwai School. For the year ended December 31, 2021, for continuing operations, we had one reportable segment for the high school education business, provided by Qingtian International School. The reportable segment was defined as “Education services” segment for the year 2020 and 2021.

For the year ended December 31, 2022, we have organized its operations into three operating segments. The segments reflect the way we evaluate its business performance and manages its operations by our chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. Our CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of us.

We have determined that it operates in three segments: (1) “Education services” segment, (2) “Comprehensive human resources services” segment and (3) “All other” segment. The “All other” segment consisted of our headquarters and functional departments that did not earn revenues. The other two reportable segments are strategic business units that offer different services. They are managed separately because each business requires different operating strategies.

	For the years ended December 31,
	2020		2021		2022
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(in thousands, except for percentage, share and per share data)
Net revenues	25,705	100.0%	34,437	100.0%	49,182	7,131	100.0%
Education services	25,705	100.0%	34,437	100.0%	41,354	5,996	84.1%
Comprehensive human resources services	-	-	-	-	7,828	1,135	15.9%
Cost of revenues	(10,752)	(41.8%)	(17,356)	(50.4%)	(41,286)	(5,986)	(83.9%)
Education services	(10,752)	(41.8%)	(17,356)	(50.4%)	(40,405)	(5,858)	(82.2%)
Comprehensive human resources services	-	-	-	-	(881)	(128)	(1.8%)
Gross profit	14,953	58.2%	17,080	49.6%	7,897	1,145	16.1%
Education services	14,953	58.2%	17,080	49.6%	949	138	1.9%
Comprehensive human resources services	-	-	-	-	6,948	1,007	14.1%

Year ended December 31, 2021 compared to year ended December 31, 2022

Net revenues. Our net revenues increased by 42.8% from RMB34.4 million in 2021 to RMB49.2 million (US$7.1 million) in 2022.

●	Education services. Our revenue from education services increased by 20.1% from RMB34.4 million in 2021 to RMB41.4 million (US$6.0 million) in 2022, primarily due to newly acquired Langfang School, which mainly provide vocational education services, offering school curriculum programs, charging for learning materials fee and providing accommodation service to students.

●	Comprehensive human resources services. Our revenue from comprehensive human resources services was RMB7.8 million (US$1.1 million) in 2022, primarily due to the newly acquired Chuangmei Weiye which mainly provides comprehensive service for flexible employment.

Cost of revenues. Our cost of revenues increased by 137.9% from RMB17.4 million in 2021 to RMB41.3 million (US$6.0 million) in 2022.

●	Education services. Our cost from education services increased by 132.8% from RMB17.4 million in 2021 to RMB40.4 million (US$5.9 million) in 2022, primarily due to an increase in the cost from the operation of Langfang School and Qingtian International School, such as the salary and welfare of teachers, rental fees and depreciation expenses.

●	Comprehensive human resources services. Our cost from comprehensive human resources services was RMB0.9 million (US$0.1 million) in 2022, primarily due to newly acquired Chuangmei Weiye which pay the students for the internship services they provided.

Gross profit. As a result of the foregoing, our gross profit decreased by 53.8% from RMB17.1 million in 2021 to RMB7.9 million (US$1.1 million) in 2022. Our gross margin decreased from 49.6% in 2021 to 16.1% in 2022, primarily due to the newly acquired Langfang School, which required more labor costs, rental fees for school operation in 2022 compared to the essential services provided for Lianwai School in 2021.

General and administrative expenses. Our general and administrative expenses increased by 66.0% from RMB18.4 million in 2021 to RMB 30.5 million (US$4.4 million) in 2022, primarily due to the increased salary and welfare of staffs, general office expenses and depreciation expense newly incurred by Beijing P.X. and its subsidiaries.

Sales and marketing expenses. Our sales and marketing expenses increased from nil in 2021 to RMB 2.0 million (US$0.3 million) in 2022, primarily due to the increased student referral and customer referral expenses raised by Chuangmei Weiye.

Impairment loss on goodwill. Our impairment loss on goodwill increased from nil in 2021 to RMB18.8 million (US$2.7 million) in 2022, primarily due to the under-performance of Beijing P.X. in 2022.

Loss from operations. As a result of the foregoing, our loss from operations increased by 3,259.1% from RMB1.3 million in 2021 to RMB43.4 million (US$6.3 million) in 2022.

Interest expense. Our interest expense increased by 96.7% from RMB2.4 million in 2021 to RMB4.7 million (US$0.7 million) in 2022, primarily due to increased borrowings from banks for the ordinary course of business operation and development.

Fair value change gain of contingent consideration. Our fair value change gain of contingent consideration increased from nil in 2021 to RMB22.9 million (US$3.3 million) in 2022, primarily due to increased compensation receivable from Beijing S.K resulted from Beijing P.X.’s under-performance.

Other income, net. Our other income, net increased by 281.8% from RMB4.6 million in 2021 to RMB17.5 million (US$2.5 million) in 2022, primarily due to the government grants received. The increase was contributed by the government grants of RMB12.1 million received by Langfang School and Qingtian International Schools to support the development of schools, as well as RMB5.0 million for our successful listing on NASDAQ.

Income/(loss) from continuing operations, net of tax. As a result of the foregoing, our income from continuing operations, net of tax decreased by 3,351.8% from RMB0.2 million in 2021 to our loss from continuing operations, net of tax of RMB8.1 million (US$1.2 million) in 2022.

Net loss. Our net loss decreased by 96.7% from RMB 243.8 million in 2021 to RMB 8.1 million (US$1.2 million) in 2022, due to the one-off loss upon deconsolidation of Lianwai School of RMB 244.1 million in 2021, as a result of the foregoing.

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

Interest expense. Our interest expense increased by 166.7% from RMB0.9 million in 2020 to RMB2.4 million (US$0.4 million) in 2021, primarily due to increased borrowings from banks to fulfill the need of business development.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Qingtian International School

On August 24, 2021, Lishui Mengxiang acquired 100% of the sponsorship interests of Qingtian International School. Thereafter, Liandu WFOE entered into a series of contractual arrangements with Lishui Mengxiang, Qingtian International School, shareholders of Lishui Mengxiang and the Council Members of Qingtian International School, including Exclusive Call Option Agreement, Proxy Agreement for School’s Sponsors and Council Members, Proxy Agreement for Shareholders, Business Cooperation Agreement, Exclusive Technical Service and Business Consulting Agreement, Equity Pledge Agreement, etc., which become effective since August 31, 2021. We have consolidated the results of Qingtian International School in our consolidated financial statements since August 31, 2021, in accordance with U.S GAAP through these VIE contractual arrangements.

Langfang School

On March 28, 2023, Liandu WFOE entered into a series of contractual arrangements with Lishui Mengxiang, Beijing P.X., Langfang School, shareholders of Lishui Mengxiang and the Council Members of Langfang School. The series of contractual arrangements including Exclusive Call Option Agreement, Proxy Agreement for School’s Sponsors and Council Members, Proxy Agreement for Shareholders, Business Cooperation Agreement, Exclusive Technical Service and Business Consulting Agreement, Equity Pledge Agreement, etc., which became effective on January 1, 2022. We have consolidated the results of Langfang School in our consolidated financial statements since January 1, 2022, in accordance with U.S GAAP through these VIE contractual arrangements.

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

Education Service

For continuing operations, we and the VIEs offer school curriculum education services, including high school curriculum and vocational school curriculum, to students. Schools also provide accommodation service, offer meals, uniforms, learning materials and other campus necessities.

●	Tuition, meal and accommodation service income

Tuition and accommodation service income that are received in advance by schools prior to the beginning of each semester of a school year are initially recorded as deferred revenue, and then are recognized over time during the service period of each semester. Amounts which will be earned within one year are reflected as a current liability, and those which will be earned beyond one year are reflected as a non-current liability. Qingtian International School offers meals to students and collects meal fees each time students have meal, and therefore, revenue is recognized at the point of time when Qingtian International School offers meals to students.

We and the VIEs recognize service income on a gross basis, as we and the VIEs are responsible for fulfilling the promise to provide the education, meal and accommodation services to students.

●	Financing component included in tuition

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

●	Sale of uniforms, learning materials and other campus necessities

We and the VIEs sell uniforms, learning materials and other campus necessities to students. Schools provide school uniforms and learning materials to the students with payment made prior to the beginning of each semester. Revenue from uniform, learning materials and other campus necessities are recognized at a point in time when control of these goods have been transferred and accepted by the students.

We and the VIEs recognize revenue from sale of uniforms, learning materials and other campus necessities on a gross basis, as we and the VIEs control the goods before they are transferred to the students. We and the VIEs are responsible for design of uniforms and have inventory risk for the uniforms, learning materials and other campus necessities.

Comprehensive human resource service

The VIE, Chuangmei Weiye, generates its revenue from providing comprehensive service for flexible employment, which primarily focuses on recommending interns from schools to various clients with human resources demand. We conclude that there is a single performance obligation to fulfill service requirements from clients. Chuangmei Weiye charges service fees from clients based on service periods at a fixed rate per day, and recognizes revenue at the point of time or overtime whenever the service requirement is satisfied.

We conclude that Chuangmei Weiye controls the service of recommending interns to its clients as (i) Chuangmei Weiye is primarily responsible for the fulfillment of the services and assuring the customers are satisfied with the services; (ii) Chuangmei Weiye needs to maintain a talent pool of sufficient interns to satisfy the service requirement from its clients on an if-needed basis; (iii) Chuangmei Weiye can direct interns to provide service to its clients on its behalf, and there is no direct cooperation relationship between the interns and the clients, and (iv) Chuangmei Weiye has the ultimate discretion to set up its service price. Therefore, we act as a principal, and recognize revenue in the gross amount of consideration to which it expects to be entitled in exchange for the specified service transferred.

Course design, development and training

The VIE, Hainan Jiangcai, jointly designs and develops curriculum and training programs with Hainan Technical School. We and the VIE conclude that there is a single performance obligation to fulfill service requirements from Hainan Technical School and recognizes revenue over cooperation period in a straight-line method.

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

Uncertain Tax Positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2020, 2021 and 2022. As of December 31, 2020, 2021 and 2022, we did not have any significant unrecognized uncertain tax positions.

Goodwill

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

For the years ended December 31, 2020, 2021 and 2022, we recognized nil, nil and RMB18.8 million (US$2.7 million) impairment loss on goodwill.

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

B. Liquidity and Capital Resources

Historically, we funded our operations primarily through cash generated from our operating activities, bank borrowings and financing from related parties and shareholders. As of December 31, 2021 and 2022, we had RMB199.4 million and RMB246.8 million (US$35.8 million), respectively, in cash. The main reason of the increase in cash was net cash inflow from operating activities. As of December 31, 2022, our cash of RMB34.6 million (US$5.0 million) and RMB210.8 million (US$30.6 million) were held in China and in the Cayman Islands, respectively. Our cash primarily consist of cash in banks or other financial institutions which are unrestricted as to withdrawal or use. As of December 31, 2021 and 2022, we had short-term bank borrowings of RMB77.0 million and RMB67.5 million (US$9.8 million), respectively. Our bank borrowings were secured by (i) the pledge of the buildings we own and the land use right we have, and (ii) personal guarantees from related parties. As of December 31, 2022, we had net working capital of RMB195.5 million (US$28.3 million).

We believed that our current cash and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve for future investments through additional bank borrowings.

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

Cash Flows

The following table presents our selected consolidated statements of cash flows for the years ended December 31, 2020, 2021 and 2022:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flows:
Net cash provided by operating activities from continuing operations	46,831	63,071	40,968	5,940
Net cash provided by/(used in) operating activities from discontinued operation	2,624	(32,464)	-	-
Net cash provided by/(used in) investing activities from continuing operations	12,069	(114,735)	(456)	(66)
Net cash provided by/(used in) investing activities from discontinued operation	7,689	(40,316)	-	-
Net cash provided by/(used in) financing activities from continuing operations	150,790	52,104	(11,219)	(1,627)
Net cash (used in)/provided by financing activities from discontinued operation	(24,000)	63,567	-	-
Effect of exchange rate changes on cash	(7,957)	(4,586)	18,057	239
Net increase/(decrease) in cash	188,047	(13,358)	47,350	4,486
Cash at beginning of the year	24,723	212,770	199,412	31,292
Cash at end of the year	212,770	199,412	246,762	35,777

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

In 2022, we had net cash provided by operating activities from continuing operations of RMB41.0 million (US$5.9 million) which is primarily attribute to net income of RMB8.1 million (US$1.2 million) adjusted by impairment loss of goodwill of RMB18.8 million (US$2.7 million), fair value change of contingent consideration of RMB22.9 million (US$3.3 million) and changes in the working capital accounts mainly included an increase in amounts due to Lianwai School of RMB54.6 million (US$7.9 million), partly offset by a decrease in accrued liabilities and other current liabilities of RMB7.3 million (US$1.1 million), a decrease in lease payment liabilities of RMB3.9 million (US$0.6 million) and a decrease in accounts payable of RMB3.2 million (US$0.5 million).

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

Investing activities

In 2022, we had net cash used in investing activities from continuing operations of RMB0.5 million (US$66.2 thousands), primarily attributable to (i) purchase of short-term investment of RMB9.0 million (US$1.3 million), and (ii) purchase of property and equipment of RMB1.3 million (US$0.2 million), and partly offset by (i) proceeds from maturity of short-term investment of RMB9.0 million (US$1.3 million), and (ii) cash acquired from the purchase of Beijing P.X. of RMB0.8 million (US$0.1 million).

In 2021, we had net cash used in investing activities from continuing operations of RMB114.7 million (US$18.0 million), primarily attributable to (i) advance deposit for intent acquisition of Beijing S.K. of RMB100 million (US$15.7 million), (ii) and the purchase of Qingtian International School of RMB12.2 million (US$1.9 million).

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

Financing activities

In 2022, we had net cash used in financing activities from continuing operations of RMB11.2 million (US$1.6 million), primarily attributable to repayments of short-term borrowings with banks of RMB125.1 million (US$18.1 million) and long-term borrowings with banks of RMB2.3 million (US$0.3 milllion), partly offset by (i) proceeds from short-term borrowings with banks of RMB107.5 million (US$15.6 million) and long-term borrowings with banks of RMB7.9 million (US$1.1 million) and (ii) contributions from non-controlling interests of RMB0.9 million (US$0.1 million).

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

Capital Expenditure

We incurred capital expenditure of RMB3.9 million, RMB2.2 million and RMB1.3 million (US$0.2 million) in 2020, 2021 and 2022, respectively, primarily in connection with the maintenance and renovation of school facilities and purchase of educational equipment. We intend to fund our future capital expenditure through our existing cash balance, bank borrowings, proceeds from the initial public offering and other financing alternatives. We will continue to incur capital expenditure to support the growth of our and the VIEs’ business.

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

C. Research and Development

Not applicable.

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2022:

	Payment Due by Period
	Less than 1 year	1-3 years	More than 3 years	Total
	(in RMB)
Borrowings	71,425,000	1,606,250	-	73,031,250
Lease obligations	16,084,072	3,657,143	-	19,741,215
Amounts due to Affected Entity	23,584,906	-	216,176,563	239,761,469
Total	111,093,978	5,263,393	216,176,563	332,533,934

Operating lease obligations consist of leases in relation to certain dormitory and school buildings for our daily operation.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of the annual report.

Name	Age	Position with the Company
Executive Directors and Officers:
Fen Ye	51	Director; Chairlady
Biao Wei	51	Director; Chief Executive Officer
Zhaoxiang Wei	27	Director
Guoliang Chen	55	Director
Luoyuan Ye	41	Chief Financial Officer
Non-Executive Directors:
Teck Yong Heng	49	Independent Director
Yan Kit Lee	52	Independent Director

Executive Officers

Ms. Fen Ye, aged 51, is our founder and has served as our chairlady and director since September 2018. Ms. Fen Ye founded the Company in August 2001 by establishing Lishui Mengxiang. Since 2003, Ms. Fen Ye has served as a director, chairlady and legal representative of Lianwai School. Ms. Fen Ye served as a director of Liandu Foreign Language School Kindergarten from 2014 to 2018.

Mr. Biao Wei, aged 51, is the spouse of Ms. Fen Ye and has served as our director since September 2018. Mr. Biao Wei joined us in August 2001 as the general manager of Lishui Mengxiang. Mr. Wei has been a director of Lianwai School since September 2002 and a director of Lishui Yuanmeng Training Company Limited since 2014. Mr. Biao Wei served as a director of Liandu Foreign Language School Kindergarten from 2014 to 2018. Mr. Biao Wei attended a professional program in fashion design at the Zhejiang Institute of Silk Textiles in the PRC from September 1988 to November 1991.

Mr. Zhaoxiang Wei, aged 27, is the son of Ms. Fen Ye and Mr. Biao Wei and has served as our director since December 2022. Mr. Zhaoxiang Wei served as the assistant general manager of North Cedar Academy from February 2022 to October 2022. He served as the office assistant of Lianwai School from February 2021 to January 2022. He received his bachelor’s degree in language and literature from University of California, Los Angeles in March 2022.

Mr. Guoliang Chen, aged 55, has served as our director since December 2022. He has served as the director and principal of Lianwai School since September 2018. Mr. Chen has over 30 years of experience in the education industry and joined us in September 2013. From September 2012 to August 2013, he served as the principal of Liandu District Chuchou High School. From September 2005 to August 2012, he served as the principal of Liandu District Meishan High School. From September 2002 to August 2005, he was the vice principal of Tianning High School. Prior to this, he worked as the director of educational and student affairs in Dayang Road School from September 1994 to August 2002. From February 1988 to August 1994, he was the division head of language education and research in Laozhu School for Ethnic Minorities (formerly known as Yeling High School). Mr. Chen obtained his bachelor’s degree from Zhejiang Education University in the PRC in June 1994. He graduated from Lishui Teachers Training College in the PRC in January 1988. He completed his master’s degree in education in Zhejiang Normal University in the PRC in September 2000. Mr. Chen was qualified as a senior high school teacher in November 2002. In September 2016, he was awarded the 26th Spring Silkworm Award by the Zhejiang Province Education Foundation. In August 2015, Mr. Chen was awarded 2014 Excellent Principal by Lishui Liandu District Education Bureau. In September 2012, he was awarded the first class award on education quality management by Liandu District Education Bureau and Top 10 Education Role Model by the People’s Government of Lishui Liandu District. In January 2010, Mr. Chen was awarded 2008-2009 Lishui Education and Research Outstanding Individual. In August 2009, September 2011, September 2012 and August 2015, Mr. Chen was awarded the title of Liandu Excellent Educator. In September 2004, he was awarded as the 2003 Liandu District Excellent Teacher 2003 by Liandu District Education Bureau.

Mr. Luoyuan Ye, aged 41, has served as the chief financial officer of the Company since August 1, 2021. Since April 2014, Mr. Ye has served as the Founding Partner of Guangdong Jinshi Capital Co., Ltd., a financial advisory company, where he provides financial advisory services for Chinese companies listed in overseas capital markets. Since April 2020, Mr. Ye has served as an independent director of Chenghe Technology Co., Ltd. From October 2011 to March 2014, Mr. Ye served as the Investment Director of Xiangrong (Tianjin) Investment Management Limited Partnership. From October 2008 to July 2010, Mr. Ye served as a manager of Beijing office of Marcum Bernstein & Pinchuk LLP. From July 2004 to September 2008, Mr. Ye served as a senior auditor of PricewaterhouseCoopers Zhong Tian LLP Guangzhou Branch. Mr. Ye received his dual bachelor degrees in business management and science from Sun Yat-sen University and is a member of Chinese Institute of Certified Public Accountants (CICPA) and American Institute of Certified Public Accountants (AICPA). Mr. Ye is also a China Certified Tax Agent (CICTA).

Non-executive Directors

Mr. Teck Yong Heng, aged 49, has served as our independent director since September 30, 2020. Mr. Heng currently serves as the managing partner of C2Partners, or C-Squared Partners, a China focused consumer sector private equity fund. Before founding C-Squared Partners, he was the managing director in QianHai Fund of Funds (“Qianhai FoF”), where he led and recommended public and private equity direct investments in addition to commitments into private equity/venture capital funds. Prior to QianHai FoF, he worked at Temasek Holdings, Pavilion Capital, Arthur Andersen, Singapore Power and Cambridge Associates. Mr. Heng graduated from Nanyang Technological University with a bachelor’s degree in Accountancy (Honors). He is also an alumni of Harvard Business School and attended its General Management Program. He is a Chartered Financial Analyst (CFA), Chartered Accountant (CA), Financial Risk Manager (FRM) and a member of Singapore Institute of Directors.

Mr. Yan Kit Lee, aged 52, has served as our independent director since September 30, 2020. He was a director and chief executive officer of National Arts Travel Limited (principally engaged in providing travel related products), which is a subsidiary of National Arts Group Holdings Limited (“NA Group”) (HKEx Stock Code: 8228), since February 2019 and June 2018, respectively to March 2022. Mr. Lee was appointed as the chief operating officer of NA Group from May 2020 to January 2022. Since October 2020, Mr. Lee has also been a director of Skyyer MediaX Limited (principally engaged in provision of digital marketing, media relations and public relations services). Meanwhile, Mr. Lee has been an independent non-executive director (also a member of audit committee, remuneration committee and nomination committee) of C-Link Squared Limited (HKEx Stock Code: 1463) (principally engaged as outsourced document management services provider and related software application and enterprise software solutions developer) since March 2020. Mr. Lee was an independent non-executive director (also a member of audit committee and nomination committee, and the chairman of remuneration committee) of Landrich Holding Limited (HKEx Stock Code: 2132) (a contractor company having a long history of undertaking construction works in Hong Kong) from October 2020 to March 2023. Mr. Lee was a volunteer director of Sowers Action (Non-Governmental Organization) from October 2016 to October 2018, and has been a vice chairman of its board of directors since October 2018. Mr. Lee is and has been a founding director of Hong Kong Young Chief Officers’ Association since November 2017 and was appointed as the president of the external affairs committee since December 2018. Mr. Lee has also been awarded by Hong Kong Shue Yan University as an industrial advisor to the bachelor of business administration (honours) in digital marketing program since July 2020. Mr. Lee was successfully elected as the 5th “Outstanding Chinese Youth of the World” from Outstanding Chinese Culture Association in June 2020. Mr. Lee has over 20 years of abundant experience in the banking and financial industry as well as public relations and market strategy. Mr. Lee has been the director of Hoyan Group International Limited since September 2016. Mr. Lee served as the president of SBG Holdings Limited (principally engaged in the operation of beauty medical centers) between September 2016 and September 2017 and the chief marketing officer of HKST Group Holdings Limited (principally engaged in travel services and education consultancy business) between September 2016 and May 2018. Prior to 2016, Mr. Lee worked at Dah Sing Bank Limited, Standard Chartered Bank (HK) Limited, DBS (Hong Kong) Limited, Wing Hang Bank Limited (currently known as OCBC Wing Hang Bank) and Sin Hua Bank Ltd., Hong Kong branch (currently known as Bank of China (Hong Kong) Limited). Mr. Lee obtained his Bachelor of Arts Degree (with a major in economics and a minor in psychology) from the University of Manitoba in May 1993 in Canada and a certificate of business management from Ryerson Polytechnic University in June 1996 in Canada. Mr. Lee also obtained a Master of Science Degree in financial management from the University of London in the United Kingdom in December 2000.

Board Diversity Disclosure

The following information was provided by our directors on a voluntary basis.

Board Diversity Matrix (As of date of this annual report)

Country of Principal Executive Offices				China
Foreign Private Issuer				Yes
Disclosure Prohibited Under Home Country Law				No
Total Number of Directors				6
	Female	Male	Non-Binary	Did not disclose
Part I: Gender Identity
Directors	1	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B. Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of approximately US$0.20 million in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For incentive share grants to our officers and directors, see “—Share Incentive Plan.”

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

Granted Options and Restricted Share Units For the fiscal year ended December 31, 2022, no options or restricted share units under the 2020 Equity Incentive Plan had been granted.

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

Audit Committee. Our audit committee consists of three directors, namely Mr. Teck Yong Heng, Mr. Yan Kit Lee and Mr. Guoliang Chen. The audit committee is chaired by Mr. Teck Yong Heng. Each of Mr. Teck Yong Heng and Mr. Yan Kit Lee satisfies the “independence” requirements under Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that each of Mr. Teck Yong Heng qualifies as an “audit committee financial expert.” Our audit committee will consist solely of independent directors within one year of the initial public offering. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of three members, namely Mr. Teck Yong Heng, Mr. Yan Kit Lee and Mr. Zhaoxiang Wei. The compensation committee is chaired by Mr. Yan Kit Lee. Each of Mr. Teck Yong Heng and Mr. Yan Kit Lee satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of three directors, namely Mr. Teck Yong Heng, Mr. Yan Kit Lee and Mr. Guoliang Chen. The nominating and corporate governance committee is chaired by Mr. Teck Yong Heng. Each of Mr. Teck Yong Heng and Mr. Yan Kit Lee satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

We and the VIEs had 517, 540 and 272 full-time employees (including Qingtian International School, the Vocational Education Services Providers and Chuangmei Weiye) as of December 31, 2020, 2021 and 2022, respectively. Approximately 91.76% of the employees in Qingtian International School are represented by a labor union. We and the VIEs have not experienced any work stoppages, and consider our relations with the employees and the labor union to be good. The following table sets forth the number of our full-time employees categorized by function as of December 31, 2022:

Function	Number of Employees
Executive Directors and senior management	10
Teachers	179
Counselors	0
Administrative staff	42
Campus security	3
Accounting and finance staff	15
Supporting staff	23
Total	272

We invest resources in the recruitment of employees in support of our and the VIEs’ business operations. We and the VIEs have established comprehensive training programs, including training programs for newly hired teachers and continuing education courses for teachers and on-the-job-training, to enhance performance and service quality.

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

E. Share Ownership

Please refer to “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “—B. Compensation—Share Incentive Plan.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table presents information regarding the beneficial ownership of our ordinary shares as of March 31, 2023 by:

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

The percentage of beneficial ownership of our ordinary shares is based on 66,667,000 ordinary shares outstanding immediately as of March 31, 2023.

	Ordinary Shares Beneficially Owned
	Number	% (2)
Directors and Executive Officers (1) :
Fen Ye	47,500,000	71.25
Biao Wei (3)	—	—
Zhaoxiang Wei (4)	—	—
Guoliang Chen	—	—
Luoyuan Ye	—	—
Teck Yong Heng	—	—
Yan Kit Lee	—	—
All directors and executive officers as a group	47,500,000	71.25
Principal Shareholders:
Mengxiang Holdings (5)	45,000,000	67.5
Lianwai Holdings Co., Ltd.(6)	2,500,000	3.75
Mengxiang Investment Co., Ltd.(7)	2,500,000	3.75

Notes:

(1)	The address of our directors and executive officers is, No. 818 Hua Yuan Street, Liandu District, Lishui City, Zhejiang Province, 323000, the PRC.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2023, by the sum of (i) 66,667,000 which is the total number of ordinary shares outstanding as of March 31, 2023, and (ii) the number of ordinary shares such person or group has the right to acquire within 60 days after March 31, 2023.

(3)	Mr. Biao Wei is the spouse of Ms. Fen Ye.

(4)	Mr. Zhaoxiang Wei is the son of Ms. Fen Ye and Mr. Biao Wei.

(5)	A British Virgin Islands company which is wholly-owned and controlled by Ms. Fen Ye. The registered office of Mengxiang Holdings is at Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town Tortola, British Virgin Islands.

(6)	A British Virgins Islands company which is wholly-owned and controlled by Ms. Hong Ye. The registered office of Lianwai Holdings Co., Ltd. is at Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(7)	A British Virgin Islands company which is wholly-owned and controlled by Ms. Fen Ye. The registered office of Mengxiang Investment Co., Ltd. is at Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

As of March 31, 2023, a total of 16,667,000 ordinary shares were held by 1 record holder in the United States in the form of ADSs, representing 25% of our total outstanding shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Lishui Mengxiang completed the required registration to hold 100% sponsorship interests of Qingtian International School on August 24, 2021. On April 20, 2022, Liandu WFOE entered into a series of contractual arrangements, or the VIE structure, with Lishui Mengxiang, Qingtian International School, shareholders of Lishui Mengxiang and the Council Members of Qingtian International School. On January 31, 2023, due to the change of shareholders of Lishui Mengxiang, Liandu WFOE entered into an updated series of contractual arrangements with respect to the operation of Qingtian International School. The updated series of contractual arrangements replaced the previous ones and took effect on December 16, 2022, the same date when the shareholders of Lishui Mengxiang signed an equity transfer agreement. On March 28, 2023, Liandu WFOE entered into a series of contractual arrangements with Beijing P.X., Langfang School, shareholders of Beijing P.X. and the Council Members of Langfang School, which became effective on January 1, 2022.

The above series of contractual arrangements enable us to (i) exercise the power over VIEs , (ii) have the exposure or rights to variable returns from our involvement with the VIEs, and (iii) exercise the ability to affect those returns through use of its power over the VIEs. These contractual arrangements include exclusive call option agreement, proxy agreements for school’s sponsors and council members, proxy agreements for shareholders, business cooperation agreement, exclusive technical service and business consulting agreement, equity pledge agreements, etc. Terms contained in each set of contractual arrangements with our PRC subsidiaries, the VIEs and their respective shareholders are substantially similar. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.”

Transactions with Certain Related Parties

Loans to related parties

In 2019 and 2020, we provided loans to certain close family members of Ms. Fen Ye for their personal use. The financing was provided in the form of interest-free loans. The loans did not have a fixed term and were repayable upon demand. As of December 31, 2020, 2021 and 2022, there was no remaining balance of the loans. In light of our initial public offering in October 2020 in an overseas capital market and to improve our corporate governance, we have issued an internal policy to terminate its business practice of issuing advances and loans to close family members of Ms. Fen Ye.

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

Lease agreements with related parties

We and the VIEs leased certain properties and facilities to Lishui Yuanmeng Training Company Limited, a company controlled by Mr. Biao Wei, our director and chief executive officer, in which the lease was terminated on February 28, 2021. Furthermore, we and the VIEs ceased to lease our non-education space to Lishui Yuanmeng Training Company Limited after February 28, 2021. We and the VIEs also lease the school buildings and the related properties and facilities to Liandu Foreign Language School Kindergarten. In 2020, 2021 and 2022, our rental income from related parties was RMB1.7 million, RMB0.9 million and RMB0.8 million, respectively.

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

The last reported trading price for our ADSs on December 31, 2022 was US$2.80 per ADS. The following table provides the high and low trading prices for our ADSs on the Nasdaq since the date of our initial public offering.

	Trading Price (US$)
	High	Low
Annual Highs and Lows
Fiscal Year ended December 31, 2020	10.98	5.60
Fiscal Year ended December 31, 2021	12.50	7.19
Fiscal Year ended December 31, 2022	9.95	1.82
Quarterly Highs and Lows
Fourth Quarter of Fiscal Year ended December 31, 2022	3.57	2.20
Monthly Highs and Lows
January 2023	4.02	2.38
February 2023	2.75	2.20
March 2023	3.53	0.50
April 2023 (through April 27, 2023)	0.80	0.43

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

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

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a) is or is likely to become unable to pay its debts; and

(b) intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

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

It is difficult to predict how market forces, PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. Dollar in the future.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Fluctuations in exchange rates may result in foreign currency exchange losses and may have material adverse effect on your investment.”

Credit and concentration risk

Financial instruments, including cash and cash equivalents, short-term investments, prepayments and accounts receivable, potentially subject us to credit risks. As of December 31, 2022, our cash and cash equivalents were held by reputable financial institutions with high-credit ratings and quality. As a result, we do not have significant credit risk associated with the cash and cash equivalents and short-term investments. We do not have significant concentrations of credit risk associated with prepayments. We have not experienced any significant recoverability issue with respect to our accounts receivable and periodically evaluate the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based on the age of receivables as well as other factors.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. For the year ended December 31, 2022, we did not receive any payment from the depositary in reimbursements relating to the establishment and maintenance of the ADS program.

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

From the period from September 30, 2020, the date that the Form F-1 was declared effective by the SEC, to December 31, 2022, we had not used any of the net proceeds received from our initial public offering. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

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

Based on that evaluation, our management concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting using the criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that the material weaknesses identified during the fiscal years ended December 31, 2019 and 2020 have been remediated, the internal control over financial reporting was effective as of December 31, 2021 and 2022.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s independent registered public accounting firm because we qualify as an emerging growth company as such term is defined in the JOBS Act as of December 31, 2022.

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm for the fiscal years ended December 31, 2020, and by WWC, P.C., our independent registered public accounting firm for the fiscal year ended December 31, 2021 and 2022. We did not pay any other fees to our auditors during the periods indicated below.

	For the year ended December 31,
	2020	2021	2022
Audit fees (1)	RMB7,224,898.57 (US$1,107,281.1)	RMB1,274,200 (US$200,000)	RMB1,862,244 (US$270,000)
Tax fees (2)	RMB79,179.69 (US$12,135)

(1)	“Audit fees” represent the aggregate fees for professional services rendered by our principal auditors for the review of our interim consolidated financial statements, the audit of our annual consolidated financial statements and/or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Tax fees” represent the aggregate fees for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

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

We provided PricewaterhouseCoopers Zhong Tian LLP and WWC, P.C. with a copy of the foregoing disclosure, and requested that each of PricewaterhouseCoopers Zhong Tian LLP and WWC, P.C. furnish us with a letter addressed to the SEC stating whether it agrees with the above statements that relate to them, and if not, stating the respects in which it does not agree. We have received the requested letters from WWC, P.C. and PricewaterhouseCoopers Zhong Tian LLP, copies of which are included as Exhibit 15.3 and Exhibit 15.4 to the annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 29, 2022.

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

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Amendment No. 3 to registration statement on Form F-1 (File No. 333-248691), filed with the Securities and Exchange Commission on September 30, 2020)

2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Amendment No. 1 to registration statement on Form F-1 (File No. 333-248691), filed with the Securities and Exchange Commission on September 22, 2020)

2.3	Form of Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares (incorporated herein by reference to Exhibit (a) to the Pre-Effective Amendment No. 1 to Form F-6 registration statement (File No. 333-249010), filed with the Securities and Exchange Commission on September 30, 2020)

2.4*	Description of securities of the Registrant registered under Section 12 of the Securities Exchange Act of 1934

4.1	2020 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.2	Form of Restricted Share Agreement (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.3	Form of Option Agreement (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.4	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.5	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.6	English translation of Business Cooperation Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School, Zhejiang Lishui Mengxiang Education Development Co., Ltd., Ye Fen, Ye Fang and Ye Hong dated October 13, 2018 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.7	English translation of Supplemental Agreement of Business Cooperation Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd., and Ye Fen, Ye Fang and Ye Hong dated November 29, 2018 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.8	English translation of Exclusive Technical Service and Business Consulting Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd. and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.9	English translation of Supplemental Agreement of Exclusive Technical Service and Business Consulting Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd. and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.10	English translation of the Second Supplemental Agreement of Exclusive Technical Service and Business Consulting Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd. and Liandu Foreign Languages School, and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated March 29, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.11	English translation of Exclusive Call Option Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong, and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.12	English translation of Supplemental Agreement of Exclusive Call Option Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong, and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.13	English translation of Equity Pledge Agreement, among Ye Fen, Ye Fang, Ye Hong, and Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Zhejiang Mengxiang Consulting Services Co., Ltd. dated October 13, 2018. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.14	English translation of Supplemental Agreement of the Equity Pledge Agreement, among Ye Fen, Ye Fang, Ye Hong and Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Zhejiang Mengxiang Consulting Services Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.15	English translation of Proxy Agreement for Shareholders granted by Ye Fen, Ye Fang and Ye Hong to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.16	English translation of Supplemental Agreement of the Proxy Agreement for Shareholders granted by Ye Fen, Ye Fang and Ye Hong to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.17	English translation of Power of Attorney granted by Ye Fen to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.18	English translation of Power of Attorney granted by Ye Fang to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.19	English translation of Power of Attorney granted by Ye Hong to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.20	English translation of Proxy Agreement for School’s Sponsors and Directors, granted by Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Ye Fen, Wei Biao, Ye Fang, Ye Hong, Chen Guoliang and Shi Jixing, to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School, dated October 13, 2018 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.21	English translation of Supplemental Agreement of the Proxy Agreement for School’s Sponsors and Directors granted by Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Ye Fen, Wei Biao, Ye Fang, Ye Hong, Chen Guoliang and Shi Jixing, to Zhejiang to Mengxiang Consulting Services Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School, dated November 29, 2018 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.22	English translation of Power of Attorney for the School’s Sponsor granted by Zhejiang Lishui Mengxiang Education Development Co., Ltd. to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.23	English translation of Power of Attorney granted by Ye Fen to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.24	English translation of Power of Attorney granted by Wei Biao to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.25	English translation of Power of Attorney granted by Ye Fang to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.26	English translation of Power of Attorney granted by Ye Hong to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.27	English translation of Power of Attorney granted by Chen Guoliang to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.28	English translation of Spouse Undertaking, granted by Wei Biao, the spouse of Ye Fen, to Ye Fen regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd., dated November 29, 2018 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.29	English translation of Spouse Undertaking, granted by Chen Jianjun, the spouse of Ye Fang, to Ye Fang regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.30	English translation of Spouse Undertaking, granted by Ji Hongfeng, the spouse of Ye Hong, to Ye Hong regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.31	English translation of Loan Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. and Zhejiang Lishui Mengxiang Education Development Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School dated October 13, 2018 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.32	English translation of Supplemental Agreement of Loan Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. and Zhejiang Lishui Mengxiang Education Development Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.33	English translation of the Equity Transfer Agreement, between Zhejiang Mengxiang Consultancy Services Co., Ltd., Gamefield Hong Kong Limited and Li Qiang dated January 27, 2021 (incorporated herein by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 30, 2021)

4.34	English translation of the Investment Cooperation Agreement, between Lishui Mengxiang, Beijing S.K. and certain other parties affiliated with Beijing S.K. regarding the acquisition of the controlling stake in Beijing S.K. dated July 27, 2021 (incorporated herein by reference to Exhibit 4.34 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.35	English translation of the Sponsorship Interest Transfer Agreement, between Lishui Mengxiang and Qingtian Zhongyi Education Investment regarding the acquisition of 100% of the sponsorship interest of Qingtian International School dated August 18, 2021 (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.36	English translation of the Investment Cooperation Agreement, between Lishui Mengxiang and Beijing R.R.Z. regarding the formation of Beijing Xinxiang dated January 18, 2022 (incorporated herein by reference to Exhibit 4.36 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.37	English translation of Supplementary Agreement of the Investment Cooperation Agreement, between Lishui Mengxiang, Beijing S.K., Beijing P.X. and certain other parties affiliated with Beijing S.K. regarding the partial conversion of the previously issued convertible debt dated April 18, 2022 (incorporated herein by reference to Exhibit 4.37 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.38	English translation of Acknowledgment Agreement of Contractual Agreements, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. And certain other parties dated April 20, 2022 (incorporated herein by reference to Exhibit 4.38 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.39	English translation of the Business Cooperation Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated April 20, 2022 (incorporated herein by reference to Exhibit 4.39 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.40	English translation of the Exclusive Technical Service and Business Consulting Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. Qingtian Overseas Chinese International School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated April 20, 2022 (incorporated herein by reference to Exhibit 4.40 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.41	English translation of Exclusive Call Option Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated April 20, 2022 (incorporated herein by reference to Exhibit 4.41 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.42	English translation of the Equity Pledge Agreement, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong dated April 20, 2022 (incorporated herein by reference to Exhibit 4.42 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.43	English translation of the Proxy Agreement for Shareholders, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong dated April 20, 2022 (incorporated herein by reference to Exhibit 4.43 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.44	English translation of the Power of Attorney signed by Ye Fen as a shareholder dated April 20, 2022 (incorporated herein by reference to Exhibit 4.44 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.45	English translation of the Power of Attorney signed by Ye Fang as a shareholder dated April 20, 2022 (incorporated herein by reference to Exhibit 4.45 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.46	English translation of the Power of Attorney signed by Ye Hong as a shareholder dated April 20, 2022 (incorporated herein by reference to Exhibit 4.46 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.47	English translation of the Proxy Agreement for School’s Sponsor and Council Members, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated April 20, 2022 (incorporated herein by reference to Exhibit 4.47 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.48	English translation of the Power of Attorney for School’s Sponsor signed by Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated April 20, 2022 (incorporated herein by reference to Exhibit 4.48 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.49	English translation of the Power of Attorney signed by Ye Fen as a counsil member dated April 20, 2022 (incorporated herein by reference to Exhibit 4.49 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.50	English translation of the Power of Attorney signed by Ye Hong as a counsil member dated April 20, 2022 (incorporated herein by reference to Exhibit 4.50 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.51	English translation of the Power of Attorney signed by Ye Fang as a counsil member dated April 20, 2022 (incorporated herein by reference to Exhibit 4.51 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.52	English translation of the Power of Attorney signed by Li Haibo as a counsil member dated April 20, 2022 (incorporated herein by reference to Exhibit 4.52 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.53	English translation of the Power of Attorney signed by Yao Jianwei as a counsil member dated April 20, 2022 (incorporated herein by reference to Exhibit 4.53 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.54	English translation of the Spouse Undertaking signed by Wei Biao dated April 20, 2022 (incorporated herein by reference to Exhibit 4.54 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.55	English translation of the Spouse Undertaking signed by Chen Jianjun dated April 20, 2022 (incorporated herein by reference to Exhibit 4.55 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.56	English translation of the Spouse Undertaking signed by Ji Hongfeng dated April 20, 2022 (incorporated herein by reference to Exhibit 4.56 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.57	English translation of the Loan Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Qingtian Overseas Chinese International School dated April 20, 2022 (incorporated herein by reference to Exhibit 4.57 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.58	English translation of the Supplemental Agreement on the Transfer of the Target Company with Beijing S.K., Beijing P.X. and certain other parties, in respect of the confirmation on consolidating Beijing P.X. into the 2022 consolidated financial statements dated April 24, 2022 (incorporated herein by reference to Exhibit 4.58 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.59*	English translation of the Business Cooperation Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated January 31, 2023

4.60*	English translation of the Exclusive Technical Service and Business Consulting Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. Qingtian Overseas Chinese International School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated January 31, 2023

4.61*	English translation of Exclusive Call Option Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated January 31, 2023

4.62*	English translation of the Equity Pledge Agreement, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen and Ye Hong dated January 31, 2023

4.63*	English translation of the Proxy Agreement for Shareholders, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen and Ye Hong dated January 31, 2023

4.64*	English translation of the Power of Attorney signed by Ye Fen as a shareholder dated January 31, 2023

4.65*	English translation of the Power of Attorney signed by Ye Hong as a shareholder dated January 31, 2023

4.66*	English translation of the Proxy Agreement for School’s Sponsor and Council Members, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated January 31, 2023

4.67*	English translation of the Power of Attorney for School’s Sponsor signed by Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated January 31, 2023

4.68*	English translation of the Power of Attorney signed by Ye Fen as a counsil member dated January 31, 2023

4.69*	English translation of the Power of Attorney signed by Li Haibo as a counsil member dated January 31, 2023

4.70*	English translation of the Power of Attorney signed by Ye Jun as a counsil member dated January 31, 2023

4.71*	English translation of the Power of Attorney signed by Yan Yaomin as a counsil member dated January 31, 2023

4.72*	English translation of the Power of Attorney signed by Liu Fenghua as a counsil member dated January 31, 2023

4.73*	English translation of the Spouse Undertaking signed by Wei Biao dated January 31, 2023

4.74*	English translation of the Spouse Undertaking signed by Ji Hongfeng dated January 31, 2023

4.75*	English translation of the Loan Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Qingtian Overseas Chinese International School dated January 31, 2023

4.76*	English translation of the Business Cooperation Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Langfang City Rail Transit Technical School, Beijing Pengxiang Tianxia Education Technology Co., Ltd., Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated March 28, 2023

4.77*	English translation of the Exclusive Technical Service and Business Consulting Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Langfang City Rail Transit Technical School and Beijing Pengxiang Tianxia Education Technology Co., Ltd. dated March 28, 2023

4.78*	English translation of Exclusive Call Option Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Langfang City Rail Transit Technical School, Beijing Pengxiang Tianxia Education Technology Co., Ltd., Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated March 28, 2023

4.79*	English translation of the Equity Pledge Agreement, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Beijing Pengxiang Tianxia Education Technology Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen and Ye Hong dated March 28, 2023

4.80*	English translation of the Proxy Agreement for Shareholders, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Beijing Pengxiang Tianxia Education Technology Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen and Ye Hong dated March 28, 2023

4.81*	English translation of the Power of Attorney executed by Zhejiang Lishui Mengxiang Education Development Co., Ltd. as a shareholder dated March 28, 2023

4.82*	English translation of the Proxy Agreement for School’s Sponsor and Council Members, between Zhejiang Mengxiang Consulting Services Co., Ltd., Langfang City Rail Transit Technical School, Beijing Pengxiang Tianxia Education Technology Co., Ltd. and certain other parties dated March 28, 2023

4.83*	English translation of the Power of Attorney for School’s Sponsor signed by Beijing Pengxiang Tianxia Education Technology Co., Ltd. dated March 28, 2023

4.84*	English translation of the Power of Attorney signed by Ye Fen as a counsil member dated March 28, 2023

4.85*	English translation of the Power of Attorney signed by Wei Biao as a counsil member dated March 28, 2023

4.86*	English translation of the Power of Attorney signed by Mao Hailing as a counsil member dated March 28, 2023

4.87*	English translation of the Power of Attorney signed by Qi Yuhai as a counsil member dated March 28, 2023

4.88*	English translation of the Spouse Undertaking signed by Wei Biao dated March 28, 2023

4.89*	English translation of the Spouse Undertaking signed by Ji Hongfeng dated March 28, 2023

4.90*	English translation of the Loan Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Langfang City Rail Transit Technical School and Beijing Pengxiang Tianxia Education Technology Co., Ltd. dated March 28, 2023

8.1*	List of Subsidiaries and VIEs of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-248691), filed with the Securities and Exchange Commission on September 9, 2020)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deheng Law Offices

15.2	Consent of Frost & Sullivan (incorporated herein by reference to Exhibit 23.5 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

15.3*	Consent of WWC P.C., Independent Registered Public Accounting Firm

15.4	Letter from PricewaterhouseCoopers Zhong Tian LLP (incorporated herein by reference to Exhibit 15.4 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

15.5*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign the annual report on its behalf.

Lixiang Education Holding Co., Ltd.

By:	/s/ Biao Wei
Name:	Biao Wei
Title:	Director and Chief Executive Officer

Date: May 1, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Lixiang Education Holding Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lixiang Education Holding Co., Ltd. (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income/(loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

San Mateo, California

May 1, 2023

Lixiang Education Holding Co., Ltd.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2021 and 2022

(RMB, except share data or otherwise noted)

	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2(g))
ASSETS
Current assets:
Cash	199,411,823	246,761,548	35,777,061
Inventories	227,600	1,163,776	168,732
Prepayments and other current assets	101,467,924	81,197,804	11,772,576
Accounts receivable, net	-	430,960	62,483
Total current assets	301,107,347	329,554,088	47,780,852
Non-current assets:
Property and equipment, net	165,058,863	160,129,657	23,216,619
Land use rights, net	36,767,329	35,820,632	5,193,503
Intangible assets, net	254,634	218,957	31,746
Goodwill	26,644,407	70,369,837	10,202,667
Deferred tax assets	2,893,183	5,252,747	761,577
Right-of-use assets	-	7,580,536	1,099,074
Total non-current assets	231,618,416	279,372,366	40,505,186
Total assets	532,725,763	608,926,454	88,286,038
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (including short-term borrowings of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB77,000,000 and RMB67,500,000 as of December 31, 2021 and 2022, respectively)	77,000,000	67,500,000	9,786,580
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB741,169 and RMB960,213 as of December 31, 2021 and 2022, respectively)	6,002,448	2,929,014	424,667
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB1,204,033 and RMB8,640,036 as of December 31, 2021 and 2022, respectively)	1,386,607	9,368,156	1,358,255
Salary and welfare payable (including salary and welfare payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 2,007,834 and RMB3,310,211 as of December 31, 2021 and 2022, respectively)	2,126,041	3,426,908	496,855
Amounts due to a related party (including amounts due to related parties of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB323,400 and RMB323,400 as of December 31, 2021 and 2022, respectively)	323,400	323,400	46,889
Taxes payable (including taxes payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB628,081 and RMB842,274 as of December 31, 2021 and 2022, respectively)	649,138	850,183	123,265
Income tax payable (including income tax payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of nil and RMB57,831 as of December 31, 2021 and 2022, respectively)	-	57,831	8,385
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB16,708,810 and RMB17,694,499 as of December 31, 2021 and 2022, respectively)	17,392,216	18,262,186	2,647,768
Long-term loans and borrowings, current (including long-term loans and borrowings, current of the consolidated variable interest entities (“VIEs”) without recourse to the Company of nil and RMB3,925,000 as of December 31, 2021 and 2022, respectively)	-	3,925,000	569,072
Operating lease liabilities-current (including operating lease liabilities-current of the consolidated variable interest entities (“VIEs”) without recourse to the Company of nil and RMB3,866,910 as of December 31, 2021 and 2022, respectively)	-	3,866,910	560,649
Amounts due to Affected Entity, current (including amounts due to affected entity, current of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB288,261,447 and RMB21,225,707 as of December 31, 2021 and 2022, respectively)	308,782,975	23,584,906	3,419,491
Total current liabilities	413,662,825	134,094,494	19,441,876
Non-current liabilities:
Amounts due to Affected Entity, non-current (including amounts due to affected entity, non-current of the consolidated variable interest entities (“VIEs”) without recourse to the Company of nil and RMB194,552,414 as of December 31, 2021 and 2022, respectively)	-	216,176,563	31,342,655
Long-term loans and borrowings, non-current (including long-term loans and borrowings, non-current (“VIEs”) without recourse to the Company of nil and RMB1,606,250 as of December 31, 2021 and 2022, respectively)	-	1,606,250	232,884
Operating lease liabilities, non-current (including operating lease liabilities, non-current (“VIEs”) without recourse to the Company of nil and RMB3,558,380 as of December 31, 2021 and 2022, respectively)	-	3,558,380	515,917
Total non-current liabilities	-	221,341,193	32,091,456
Total liabilities	413,662,825	355,435,687	51,533,332
Commitments and contingencies
Shareholders’ equity:
Ordinary shares (USD$0.0001 par value; 500,000,000 shares authorized, 66,667,000 and 66,667,000 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	45,198	45,198	6,553
Additional paid-in capital	181,849,003	305,460,907	44,287,668
Statutory reserves	59,971,836	60,201,702	8,728,426
Accumulated other comprehensive (loss)/income	(12,542,667)	5,514,488	799,526
Accumulated deficit	(110,260,432)	(118,280,159)	(17,149,011)
Total Lixiang Education Holding Co., Ltd. shareholders’ equity	119,062,938	252,942,136	36,673,162
Non-controlling interests	-	548,631	79,544
Total shareholders’ equity	119,062,938	253,490,767	36,752,706
Total liabilities and shareholders’ equity	532,725,763	608,926,454	88,286,038

The accompanying notes are an integral part of these consolidated financial statements.

Lixiang Education Holding Co., Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

For the years ended December 31, 2020, 2021 and 2022

(RMB, except share data or otherwise noted)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2(g))
Net revenues:
Revenue from third parties	3,410,091	8,512,992	48,427,871	7,021,381
Revenue from related party	1,668,572	906,667	754,285	109,361
Revenue from Affected Entity	20,626,291	25,017,113	-	-
Total net revenues	25,704,954	34,436,772	49,182,156	7,130,742
Cost of revenues	(10,751,952)	(17,356,450)	(41,285,565)	(5,985,844)
Gross profit	14,953,002	17,080,322	7,896,591	1,144,898
Operating expenses:
General and administrative expenses	(10,124,428)	(18,372,763)	(30,494,239)	(4,421,249)
Sales and marketing expenses	-	-	(1,974,299)	(286,246)
Impairment loss on goodwill	-	-	(18,842,000)	(2,731,833)
Total operating expenses	(10,124,428)	(18,372,763)	(51,310,538)	(7,439,328)
Operating income/(loss)	4,828,574	(1,292,441)	(43,413,947)	(6,294,430)
Other income/(loss)
Interest expense	(897,398)	(2,393,178)	(4,707,952)	(682,589)
Interest income	16,634	14,834	77,315	11,210
Fair value change gain of contingent consideration	-	-	22,850,000	3,312,939
Other (loss)/income, net	(1,426)	4,590,580	17,527,397	2,541,234
Income/(loss) before income tax expense	3,946,384	919,795	(7,667,187)	(1,111,636)
Income tax expense	-	(670,976)	(424,043)	(61,480)
Income/(loss) from continuing operations, net of tax	3,946,384	248,819	(8,091,230)	(1,173,116)
Income/(loss) from discontinued operation, net of tax	29,638,700	(244,068,780)	-	-
Net income/(loss)	33,585,084	(243,819,961)	(8,091,230)	(1,173,116)
Net income/(loss) attributable to Lixiang Education Holding Co., Ltd. shareholders	33,585,084	(243,819,961)	(7,789,861)	(1,129,424)
Net loss attributable to non-controlling interests	-	-	(301,369)	(43,694)
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of nil tax	(7,956,640)	(4,586,027)	18,057,155	2,618,041
Comprehensive income/(loss)	25,628,444	(248,405,988)	9,965,925	1,444,923
Total comprehensive loss attributable to non-controlling interests	-	-	(301,369)	(43,694)
Total comprehensive income/(loss) attributable to Lixiang Education Holding Co., Ltd. shareholders	25,628,444	(248,405,988)	10,267,294	1,488,617
Earnings/(loss) per ordinary share attributable to Lixiang Education Holding Co., Ltd. shareholders from continuing operations
—Basic and diluted	0.07	0.00	(0.12)	(0.02)
Earnings/(loss) per ordinary share attributable to Lixiang Education Holding Co., Ltd. shareholders from discontinued operation
—Basic and diluted	0.55	(3.66)	-	-
Weighted average number of ordinary shares outstanding
—Basic and diluted	54,166,750	66,667,000	66,667,000	66,667,000

The accompanying notes are an integral part of these consolidated financial statements.

Lixiang Education Holding Co., Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2020, 2021 and 2022

(RMB, except share data or otherwise noted)

	Ordinary shares		Additional		Accumulated other	Retained earnings/	Total Lixiang Education Holding Co., Ltd.	Non-	Total
	Number of shares	Amount	paid-in capital	Statutory reserves	comprehensive (loss)/income	(Accumulated deficit)	shareholders’ equity	controlling interests	shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	50,000,000	-	11,200,000	50,807,520	-	109,138,761	171,146,281	-	171,146,281
Net income for the year	-	-	-	-	-	33,585,084	33,585,084	-	33,585,084
Issuance of ordinary shares upon Initial Public Offering (“IPO”), net of issuance cost	16,667,000	45,198	170,649,003	-	-	-	170,694,201	-	170,694,201
Provision of statutory reserve	-	-	-	7,409,675	-	(7,409,675)	-	-	-
Foreign currency translation	-	-	-	-	(7,956,640)	-	(7,956,640)	-	(7,956,640)
Balance as of December 31, 2020	66,667,000	45,198	181,849,003	58,217,195	(7,956,640)	135,314,170	367,468,926	-	367,468,926
Net loss for the year	-	-	-	-	-	(243,819,961)	(243,819,961)	-	(243,819,961)
Provision of statutory reserve	-	-	-	1,754,641	-	(1,754,641)	-	-	-
Foreign currency translation	-	-	-	-	(4,586,027)	-	(4,586,027)	-	(4,586,027)
Balance as of December 31, 2021	66,667,000	45,198	181,849,003	59,971,836	(12,542,667)	(110,260,432)	119,062,938	-	119,062,938
Net loss for the year	-	-	-	-	-	(7,789,861)	(7,789,861)	(301,369)	(8,091,230)
Provision of statutory reserve	-	-	-	229,866	-	(229,866)	-	-	-
Deemed shareholder's contribution (Note 18)	-	-	123,611,904				123,611,904		123,611,904
Contribution from non-controlling shareholders	-	-	-	-	-	-	-	850,000	850,000
Foreign currency translation	-	-	-	-	18,057,155	-	18,057,155	-	18,057,155
Balance as of December 31, 2022	66,667,000	45,198	305,460,907	60,201,702	5,514,488	(118,280,159)	252,942,136	548,631	253,490,767

The accompanying notes are an integral part of these consolidated financial statements.

Lixiang Education Holding Co., Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2020, 2021 and 2022

(RMB, except share data or otherwise noted)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2(g))
Cash flows from operating activities
Net income/(loss)	33,585,084	(243,819,961)	(8,091,230)	(1,173,116)
Net income/(loss) from discontinued operation	29,638,700	(244,068,780)	-	-
Net income/(loss) from continuing operations	3,946,384	248,819	(8,091,230)	(1,173,116)
Adjustments for:	-		-	-
Depreciation of property and equipment	3,913,937	4,257,506	6,916,022	1,002,729
Amortization of land use rights	946,697	946,697	946,697	137,258
Amortization of intangible assets	5,000	33,120	35,677	5,173
Amortization of right-of-use assets	-	-	3,725,199	540,103
Impairment of goodwill	-	-	18,842,000	2,731,833
Fair value change of contingent consideration	-	-	(22,850,000)	(3,312,939)
Deferred tax (benefits)/expenses	-	(91,092)	358,745	52,013
Loss on disposal of property and equipment	-	23,884	-	-
Gain on acquisition of Youxi Software	-	(2,823,630)	-	-
Changes in assets and liabilities:			-	-
Accounts receivable	-	-	913,872	132,499
Inventories	(1,577,330)	1,349,730	(936,176)	(135,733)
Prepayments and other current assets	368,933	17,618,483	710,093	102,954
Amounts due from related parties	977,770	-	-	-
Amounts due from Affected Entity	3,482,533	8,884,600	-	-
Accounts payable	6,163,277	(1,379,609)	(3,233,131)	(468,760)
Amounts due to a related party	-	(396,000)	(182,574)	(26,471)
Amounts due to Affected Entity	28,254,761	54,631,354	54,590,398	7,914,864
Salaries and welfare payable	131,339	1,792,411	344,081	49,887
Taxes payable	249,897	417,218	(331,781)	(48,104)
Income tax payable	-	-	57,831	8,385
Deferred revenue, current and non-current	176,980	(3,975,173)	342,919	49,719
Accrued liabilities and other current liabilities	(208,685)	(18,466,836)	(7,310,496)	(1,059,922)
Operating lease liabilities, current and non-current	-	-	(3,880,445)	(562,612)
Net cash provided by operating activities from continuing operations	46,831,493	63,071,482	40,967,701	5,939,760
Net cash provided by/(used in) operating activities from discontinued operation	2,624,493	(32,463,882)	-	-
Net cash provided by operating activities	49,455,986	30,607,600	40,967,701	5,939,760
Cash flows from investing activities:	-
Purchase of short-term investments	(55,000,000)	(107,500,000)	(9,000,000)	(1,304,877)
Proceeds from maturity of short-term investments	65,000,000	107,500,000	9,000,000	1,304,877
Purchase of property and equipment	(3,909,253)	(2,249,341)	(1,296,464)	(187,970)
Purchase of Pengxiang, net of cash acquired	-	-	840,083	121,801
Loans lent to related parties	(22,161,208)	-	-	-
Repayments of loans by related parties	28,139,563	-	-	-
Advance deposit for intent acquisition	-	(100,000,000)	-	-
Purchase of Youxi Software	-	(296,789)	-	-
Purchase of Qingtian International School	-	(12,188,781)	-	-
Net cash provided by/(used in) investing activities from continuing operations	12,069,102	(114,734,911)	(456,381)	(66,169)
Net cash provided by/(used in) investing activities from discontinued operation	7,688,534	(40,315,605)	-	-
Net cash provided by/(used in) investing activities	19,757,636	(155,050,516)	(456,381)	(66,169)
Cash flows from financing activities:	-
Proceeds from short-term borrowings with banks	43,400,000	97,000,000	107,500,000	15,586,035
Repayments of short-term borrowings with banks	(63,304,394)	(44,895,606)	(125,100,000)	(18,137,795)
Proceeds from long-term borrowings with banks	-	-	7,850,000	1,138,143
Repayments of long-term borrowings with banks	-	-	(2,318,750)	(336,187)
Contributions from non-controlling interests	-	-	850,000	123,238
Proceeds from issuance of ordinary shares upon IPO	208,718,163	-	-	-
Cash paid for initial public offering related costs	(38,023,962)	-	-	-
Net cash provided by/(used in) financing activities from continuing operations	150,789,807	52,104,394	(11,218,750)	(1,626,566)
Net cash (used in)/provided by financing activities from discontinued operation	(24,000,000)	63,566,667	-	-
Net cash provided by/(used in) financing activities	126,789,807	115,671,061	(11,218,750)	(1,626,566)
Effect of exchange rate changes on cash	(7,956,640)	(4,586,028)	18,057,155	237,969
Net increase/(decrease) in cash	188,046,789	(13,357,883)	47,349,725	4,484,994
Cash at the beginning of year	24,722,917	212,769,706	199,411,823	31,292,067
Cash at the end of year	212,769,706	199,411,823	246,761,548	35,777,061

Supplemental disclosure of cash flow information:
Cash paid for interest expenses	2,148,384	-	2,615,402	379,198
Cash paid for income tax expenses	-	955,081	935,716	135,666
Supplemental schedule of non-cash investing and financing activities:
Payables for Qingtian International School acquisition	-	8,000,000	-	-
Recognition of right-of-use assets and operating lease liabilities	-	-	11,305,735	1,639,177
Payables for property and equipment	1,061,462	-	-	-
Deemed shareholder's contribution	-	-	123,611,904	17,922,041

The accompanying notes are an integral part of these consolidated financial statements.

Lixiang Education Holding Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data or otherwise noted)

1.	Organization and Principal Activities

(a)	Principal activities

Lixiang Education Holding Co., Ltd. (formerly known as Lianwai Education Group Limited, the “Company”) was incorporated on September 6, 2018 under the law of the Cayman Islands as an exempted company with limited liability. The Company’s original name was Lianwai Education Group Limited. The Company changed its name to Lixiang Education Holding Co., Ltd. on May 26, 2020. The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively referred to as the “Group”) is primarily engaged in providing education services including high school and vocational education services through Zhejiang Lishui Mengxiang Education Development Company Limited, Qingtian Overseas Chinese International School (“Qingtian International School”) and Langfang City Rail Transit Technical School (“Langfang School”), and comprehensive human resource service in the People’s Republic of China (the “PRC”).

On May 14, 2021, the General Office of the State Council of the People’s Republic of China (the “PRC State Council”) announced the Implementation Rules, which became effective on September 1, 2021. Under the Implementation Rules, social organizations and individuals are prohibited from controlling a private school that provides compulsory education, referring to nine years of curriculum education mandated by the PRC, by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. As a result of the effectiveness of the Implementation Rules, the Company would no longer be able to use its power under the contractual arrangements as disclosed in Note 2(c) to direct the relevant activities that would most significantly affect the economic performance of those schools and hence, has lost control on August 31, 2021 over Lianwai School “Affected Entity”. Accordingly, the carrying amount related to the net assets of the Affected Entity were deconsolidated from the consolidated financial statements of the Group as of August 31, 2021.

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

On January 1, 2022, the Group acquired 100% equity interest of Beijing P.X. from Beijing Shangkun Education Technology Development Co., Ltd. (“Beijing S.K.”) with the consideration of RMB53.4 million.

1.	Organization and Principal Activities (Continued)

As of December 31, 2022, the Company’s major subsidiaries and VIEs are as follows:

Name of subsidiaries and VIE	Date of establishment / acquisition	Place of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Wholly owned subsidiaries of the Company:
Lianwai Investment Co., Ltd. (“Lianwai investment”)	Established on September 11, 2018	BVI	100%	Investment holding
Hong Kong Mengxiang Education Development Group Limited (“HK Mengxiang”)	Established on September 20, 2018	Hong Kong	100%	Investment holding
Zhejiang Mengxiang Consulting Services Co., Ltd. (“Liandu WFOE”)	Established on October 10, 2018	PRC	100%	Investment holding
Variable Interest Entities (“VIEs”)
Zhejiang Lishui Mengxiang Education Development Company Limited (“Lishui Mengxiang VIE”)	Established on August 20, 2001	PRC	100%	Operation of Liandu Foreign Language School
Qingtian Overseas Chinese International School (“Qingtian International School”)	Acquired on August 31, 2021	PRC	100%	Operation of high school
Langfang City Rail Transit Technical School (“Langfang School”)	Acquired on January 1, 2022	PRC	100%	Operation of vocational education
Beijing Chuangmei Weiye Enterprise Management Co., Ltd. (“Chuangmei Weiye”)	Acquired on January 1, 2022	PRC	100%	Comprehensive human resources service
Hainan Jiangcai Vocational Skills Training School Co. Ltd. (“Hainan Jiangcai”)	Acquired on January 1, 2022	PRC	100%	Operation of vocational education

(b)	Group history

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

On August 31, 2021, the ability of Group to use its power under the contractual arrangements with Lishui Mengxiang VIE to direct the relevant activities that would most significantly affect the economic performance of the Affected Entity had ceased due to Implementation Rules. The Group has executed the Acknowledgment Agreement on April 20, 2022 to confirm all the terms of rights and obligations relating to Lianwai School and the director appointed by the sponsor under the VIE Agreements, which shall be terminated on August 31, 2021. Meanwhile, the Group has entered into a series of Contractual Agreements through Liandu WFOE, Qingtian International School and the Council Members of Qingtian International School. On March 28, 2023, the Group has entered into a series of Contractual Agreements through Liandu WFOE, Langfang School and the Council Members of Langfang School, (together with Qingtian School Contractual Agreements, as “new VIE Agreements”). After that Lishui Mengxiang VIE and Qingtian International School became VIEs on August 31, 2021, and Langfang School became VIE (collectively, “new VIEs”) on March 28, 2023, whose primary beneficiary is Liandu WFOE, and the shareholders of new VIEs became the Nominee Shareholders at that date.

These Contractual Agreements cannot be unilaterally terminated by the Nominee Shareholders, or the new VIEs. As a result, the Company maintains the ability to control these new VIEs, and is entitled to substantially all of the economic benefits from these new VIEs. Accordingly, the Group had consolidated the financial position and operating results of affiliate Chinese entities, new VIEs in the consolidated financial statements of the Company during the year ended December 31, 2020, 2021 and 2022. The Company’s VIE includes (1) affiliate Chinese entities, prior to August 31, 2021; and (2) the new VIEs after August 31, 2021.

The principal terms of the agreements entered into amongst the VIEs, their respective shareholders and the Liandu WFOE are further described below.

(c)	Contractual Agreements with VIEs

Loan Agreements

Pursuant to the loan agreements entered into between Liandu WFOE and affiliate Chinese entities, and between Liandu WFOE and new VIEs, Liandu WFOE can grant interest-free loans to Lishui Mengxiang VIE, or Beijing P.X. with the sole purpose of providing funds necessary for the business operations and development of Langfang School and Qingtian International School. These business loan amounts can be injected into Langfang School and Qingtian International School as capital or other operation means, and cannot be accessed for any personal uses. There is no fixed term for each loan under the loan agreement except that Liandu WFOE can unilaterally decide when to recover the loan and the loan agreements shall remain effective during the operation term of Langfang School and Qingtian International School and any periods that are renewable pursuant to PRC laws. Liandu WFOE has the right to unilaterally terminate these agreements after giving notice in advance, including that Liandu WFOE and/or its designated entities have fully exercised their options to purchase all the (direct and indirect) equities held by Nominee Shareholders of the relevant VIE in accordance with the Exclusive Call Option Agreements (as described in the following paragraph), while the shareholders of such consolidated affiliated Chinese entities have no right to unilaterally terminate these agreements. As of December 31, 2021 and 2022, no loans have been granted yet.

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

Proxy Agreements and Power of Attorney for School’s Sponsors, Directors and Council Members

Pursuant to the proxy agreements and power of attorney, Lishui Mengxiang VIE has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as sponsor of both Langfang School and Qingtian International School to the extent permitted by the PRC laws. The agreements shall remain effective during the operation term of Qingtian International School and Langfang School, and any periods that are renewable pursuant to PRC laws, and will terminate automatically when Liandu WFOE and/or its designated entities fully exercise their options to purchase all the equities held by the Nominee Shareholders in accordance with the Exclusive Call Option Agreement. In addition, the Liandu WFOE has the right to unilaterally terminate these agreements after 30 days advance written notice, while Langfang School, Qingtian International School and their sponsors, council members and appointed directors have no right to unilaterally terminate these agreements.

Business Cooperation Agreement and Exclusive Technical Services and Business Consulting Agreement

Pursuant to the Business Cooperation Agreement and Exclusive Technical Services and Business Consulting Agreement, Liandu WFOE has agreed to provide affiliate Chinese entities and new VIEs with technical services, management support services, consulting services and intellectual property licenses required for the conducting of private education business activities, including but not limited to preparation, selection and/or recommendation of schools textbooks, recruitment of teachers and other staff, training support, admissions support, public relations maintenance, market research and development, management and marketing consulting and other related services. The affiliate Chinese entities and new VIEs shall pay to Liandu WFOE service fees withdrawn from their respective amount of surplus from operations after deducting all costs, expenses, taxes, losses (if required by the law) and the legally development fund of the respective school (if required by the law) and other costs and funds that shall be retained at Langfang School and Qingtian International School in accordance with applicable PRC laws. Liandu WFOE has the right (but not the obligation) to adjust the amount of such service fee by reference to the actual services provided and the actual business operations and needs of affiliate Chinese entities and new VIEs, provided that any adjusted amount shall not exceed the amount mentioned above. The affiliate Chinese entities and new VIEs do not have any right to make any such adjustment. Liandu WFOE, as appropriate, will exclusively own any intellectual property rights arising from the performance of these agreements. The aforementioned agreements will terminate automatically when Liandu WFOE and/or its designated entities fully exercise their options to purchase all the equities held by the Nominee Shareholders in accordance with the Exclusive Call Option Agreements. In addition, Liandu WFOE retains the exclusive right to terminate the agreements at any time by delivering a written notice 30 days in advance to the applicable consolidated affiliate Chinese entities and new VIEs.

Equity Pledge Agreements

Pursuant to the equity pledge agreements among Liandu WFOE, Lishui Mengxiang VIE and the Nominee Shareholders of Lishui Mengxiang VIE, the Nominee Shareholders shall pledge all of their equity interests in Lishui Mengxiang VIE, and Beijing P.X. to Liandu WFOE as collateral for all of their payments to direct, indirect and derivate losses and losses of predictable profits of the PRC subsidiaries (“Secured Debts”) and to secure their obligations under the above agreements. In the event of a breach by the affiliate Chinese entities and new VIEs or any of their Nominee Shareholders of their contractual obligations, Liandu WFOE has the right to deal with the equity interests pledged in the following ways: i) purchasing or designating entities at their discretion to purchase part or all of the equity interests in the affiliate Chinese entities and new VIEs from the Nominee Shareholders, subject to the lowest price permitted by PRC laws and regulations; ii) selling the equity interests pledged through auction or discount, and preferentially compensated from the sales price; iii) other means agreed between Liandu WFOE and the Nominee Shareholders, after giving written notice to the Nominee Shareholders. The equity pledge agreements will expire when the Nominee Shareholders have completed all their obligations under the above agreements or the Secured Debts are fully settled, or when Liandu WFOE unilaterally delivers a written notice 30 days in advance.

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

(d)	Combined financial information of the VIEs

The following combined financial information of the Group’s VIEs as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2(g))
ASSETS
Current assets:
Cash	1,453,323	33,364,634	4,837,417
Amounts due from inter-company entities	51,536,540	57,331,944	8,312,351
Prepayments and other current assets	100,990,604	79,871,947	11,580,344
Accounts receivable, net	-	430,960	62,483
Inventories	-	7,148	1,036
Total current assets	153,980,467	171,006,633	24,793,631
Non-current assets:
Property and equipment, net	164,037,622	159,247,545	23,088,724
Land use rights, net	36,767,329	35,820,632	5,193,503
Intangible assets, net	6,667	1,666	242
Goodwill	26,644,407	70,369,837	10,202,667
Deferred tax assets	-	2,349,291	340,615
Right-of-use assets	-	7,580,536	1,099,074
Total non-current assets	227,456,025	275,369,507	39,924,825
Total assets	381,436,492	446,376,140	64,718,456
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	77,000,000	67,500,000	9,786,580
Accounts payable	741,169	960,213	139,218
Deferred revenue, current	1,204,033	8,640,036	1,252,687
Salary and welfare payable	2,007,834	3,310,211	479,935
Amounts due to a related party	323,400	323,400	46,889
Tax payable	628,081	842,274	122,118
Income tax payable	-	57,831	8,385
Amount due to inter-company entities	16,754,595	35,000,000	5,074,523
Accrued liabilities and other current liabilities	16,708,810	17,694,499	2,565,460
Amounts due to Affected Entity, current	288,261,447	21,225,707	3,077,438
Long-term loans and borrowings, current	-	3,925,000	569,072
Operating lease liabilities, current	-	3,866,910	560,649
Total current liabilities	403,629,369	163,346,081	23,682,954
Non-current liabilities
Amounts due to Affected Entities, non-current	-	194,552,414	28,207,449
Operating lease liabilities, non-current	-	3,558,380	515,917
Long-term loans and borrowings, non-current	-	1,606,250	232,884
Total non-current liabilities	-	199,717,044	28,956,250
Total liabilities	403,629,369	363,063,125	52,639,204

1.	Organization and Principal Activities (Continued)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2(g))
Net revenues from continuing operations	17,070,602	20,112,033	45,924,957	6,658,493
Net revenues from discontinued operation	154,160,699	102,006,339	-	-
Net income/(loss) from continuing operations	7,894,293	(467,382)	(6,777,710)	(982,676)
Net income/(loss) from discontinued operation	29,638,700	(244,068,780)	-	-
Net cash provided by operating activities	47,477,961	29,764,431	43,586,442	6,319,440
Net cash provided by/(used in) investing activities	19,424,757	(153,593,942)	(456,381)	(66,169)
Net cash (used in)/provided by financing activities	(81,928,356)	115,671,061	(11,218,750)	(1,626,566)
Net changes in cash	(15,025,638)	(8,158,450)	31,911,311	4,626,705

In accordance with the aforementioned agreements, the Company has the power to direct the activities of the VIEs, and have the control of their assets. Therefore, the Company considers that there is no other asset in the VIEs that can be used only to settle obligations of the respective VIE, except for the education facilities assets, registered capital and the PRC statutory reserves, as of December 31, 2021 and 2022. As the VIEs are incorporated as schools and limited liability company under the PRC Company Law, the creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

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

The Company believes that the consolidation and deconsolidation of VIEs, goodwill relating to business combination, allowance for doubtful receivables, deferred tax assets and valuation allowance, discount rate for leases, depreciation of buildings and impairment assessments of long-lived assets reflect more significant estimates used in the preparation of its consolidated financial statements.

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

The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end exchange rates, income and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a separate component of shareholders’ equity on the consolidated financial statement. The exchange rates used for translation on December 31, 2021 and 2022 were US$1.00=RMB 6.3757 and RMB6.9646, respectively, representing the index rates stipulated by the People’s Bank of China.

(g)	Convenience translation

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB 6.8972 on December 30, 2022, representing the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2022, or at any other rate.

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

The Group’s financial instruments consist principally of cash, prepayments and other current assets, accounts payable, borrowings, accrued liabilities and other liabilities.

As of December 31, 2021 and 2022, the carrying values of cash, prepayments and other current assets, accounts payable, borrowings and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments.

(i)	Cash

Cash include cash in bank placed with banks or other financial institutions.

(j)	Inventories

Inventories are stated at the lower of cost or net realized value. Cost is determined using the weighted average method. As of each reporting date, the Group evaluates the net realizable value based on assumptions about future customer demand and market conditions. The evaluation may take into consideration inventory aging, expected demand, anticipated sales price, and other factors. Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value. As of December 31, 2021, inventories mainly included dormitory bedding of RMB 0.17 million. As of December 31, 2022, inventories mainly included uniforms and dormitory beddings of RMB 1.03 million and RMB 0.11 million, respectively. There was no write-down of inventories for the years ended December 31, 2020, 2021 and 2022, respectively.

(k)	Accounts receivables, net

Accounts receivables are stated at the historical carrying amount net of the allowance for doubtful accounts. The Group reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual accounts receivable balances, the Group considers several factors, including the age of the balance, the customer’s payment history, and current credit worthiness, and current economic trends.

2.	Principal Accounting Policies (Continued)

(l)	Property and equipment, net

Property and equipment are stated at historical cost less accumulated depreciation and impairment income, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Category	Estimated useful lives	Residual value
Buildings	10 years to 50 years	5%
Electronic devices and other general equipment	2 years to 5 years	0%,5%
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets	0%

Expenditures for maintenance and repairs are expensed as incurred. The gain or income on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income/(loss).

(m)	Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the term of the land use rights agreement on a straight-line basis over the term of the agreement, which is 50 years.

(n)	Impairment of long-lived assets

For other long-lived assets including property and equipment, other non-current assets and land use rights, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Group did not recognize any impairment loss for the years ended December 31, 2020, 2021 and 2022.

(o)	Goodwill

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

For the years ended December 31, 2020, 2021 and 2022, the Group recognized impairment loss of nil, nil and RMB18,842,000 on goodwill, respectively.

(p)	Deferred revenue

Cash proceeds received from customers are initially recorded as deferred revenue and are recognized as revenues when revenue recognition criteria are met. The Group’s deferred revenue amounted to RMB1,386,607 and RMB9,368,156 as of December 31, 2021 and 2022, respectively. During the years ended December 31, 2021 and 2022, the Group recognized RMB176,980 and RMB1,386,607 revenue that was included in deferred revenue balance at January 1, 2021 and 2022, respectively. The Group expects to recognize this balance as revenue over the next 12 months.

2.	Principal Accounting Policies (Continued)

(q)	Revenue recognition

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

The Group is mainly engaged in providing education services including high school and vocational education services, and comprehensive human resource services. Schools also provide accommodation service, offer meals, uniforms, learning materials and other campus necessities to students.

Tuition, meal and accommodation service income

Tuition and accommodation service income that are received in advance by schools prior to the beginning of each semester of a school year are initially recorded as deferred revenue, and then are recognized over time during the service period of each semester. All amounts of the tuition and accommodation service income are earned within one year and reflected as a current liability. Qingtian International School offers meals to students and collects fee each time students have meal, and therefore, revenue is recognized at a point in time when Qingtian International School offers students the meals.

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

Sale of uniforms, learning materials and other campus necessities

Schools provide school uniforms, learning materials and other campus necessities to the students with payment also made prior to the beginning of each semester. Revenue from uniform, learning materials and other campus necessities is recognized at a point in time when control of the goods has been transferred and accepted by the students.

The Group recognizes revenue from sale of uniforms, learning materials and other campus necessities on a gross basis, as the Group controls the goods before they are transferred to the students. The Group is responsible for the design of uniforms and have inventory risk for the uniforms, learning materials and other campus necessities.

Comprehensive human resource service

The Group generates its revenue from providing comprehensive service for flexible employment, which primarily focuses on recommending interns from schools to various customers with human resources demand. The Group concludes that there is a single performance obligation to fulfill service requirements from customers. The Group charges service fees to customers based on service periods at a fixed rate per day, and recognizes revenue at a point of time or overtime whenever the service requirement is satisfied.

The Group controls the service provided by interns to customers as (i) the Group is primarily responsible for the fulfillment of the services and assures the customers are satisfied with services; (ii) the Group needs to maintain sufficient interns in order to satisfy the service requirement from customers on an if-needed basis; (iii) the Group can direct interns to provide service to customers on its behalf, and there is no direct cooperation relationship between interns and customers, and (iv) the Group has the ultimate discretion to set up the price of the service with customers. Therefore, the Group acts as a principal, and recognizes revenue in the gross amount of consideration to which it expects to be entitled in exchange for the specified service transferred.

Course design, development and training

Hainan Jiangcai jointly designs and develops curriculum and training programs with Hainan Technical School. The Group concludes that there is a single performance obligation to fulfill service requirements from Hainan Technical School and recognizes revenue over cooperation period in a straight-line method.

2.	Principal Accounting Policies (Continued)

(r)	Leases

From January 1, 2022, the Group adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For operating leases, the Group records a lease liability and corresponding ROU asset at lease commencement. Lease terms are based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Group will exercise the option. Lease liabilities represent the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement.

The Group estimates its incremental borrowing rate for its leases at the commencement date to determine the present value of future lease payments when the implicit rate is not readily determinable in the lease. In estimating its incremental borrowing rate, the Group considers its credit rating and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease.

Operating leases are presented as “Right-of-use assets” and “Operating lease liabilities”. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. At lease commencement, right-of-use assets represent the right to use underlying assets for their respective lease terms and are recognized at amounts equal to the lease liabilities adjusted for any lease payments made prior to the lease commencement date, less any lease incentives received and any initial direct costs incurred by the Group.

After lease commencement, operating lease liabilities are measured at the present value of the remaining lease payments using the discount rate determined at lease commencement. Right-of-use assets are measured at the amount of the lease liabilities and further adjusted for prepaid or accrued lease payments, the remaining balance of any lease incentives received, unamortized initial direct costs and impairment of the ROU assets, if any. Operating lease expense is recognized as a single cost on a straight-line basis over the lease term.

Leases that have a term of 12 months or less at the commencement date (“short-term leases”) are not included in right-of-use assets and operating lease liabilities. Lease expense for the short-term leases is recognized on a straight-line basis over the lease term.

Sale-leaseback transactions as Lessee

When the Group enters into sale-leaseback transactions as a seller-lessee, it applies the requirements in ASC 606 by assessing whether a contract exists and whether it satisfies a performance obligation by transferring control of an asset when determining whether the transfer of an asset shall be accounted for as a sale of the asset. If the Group transfers the control of an asset to the buyer-lessor, it accounts for the transfer of the asset as a sale and recognizes a corresponding gain or loss on disposal. The subsequent leaseback of the asset is accounted for in accordance with ASC842 in the same manner as any other lease. If the Group does not transfer the control of an asset to the buyer-lessor, the failed sale-leaseback transaction is accounted for as a financing. The Group does not derecognize the transferred asset and accounts for proceeds received as borrowings for which the current portion is included in “long-term borrowings, current” and the non-current portion is included in “long-term borrowings” in the consolidated balance sheets.

Operating leases as Lessor

For operating leases, the Group recognized rental income over the non-cancellable lease term on a straight-line basis. The Group does not have any sales-type or direct financing leases for the years ended December 31, 2020, 2021 and 2022

2.	Principal Accounting Policies (Continued)

(s)	Cost of revenues

Cost of revenues consist of expenditures incurred in the generation of the Group’s revenue, includes but not limited to the salary and welfare for teachers, food costs, uniform and learning materials cost, campus rental cost, utilities charges, depreciations and salary and welfare for interns.

(t)	General and administrative expenses

General and administrative expenses consist primarily of salary and welfare for general and administrative personnel, general office expenses and professional service fees.

(u)	Selling expenses

Selling expenses consist primarily of advertising expenses, channel expenses including student referral and customer referral expenses, and other miscellaneous expenses.

(v)	Government subsidies

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

For the years ended December 31, 2020, the Group received nil financial subsidies from the local PRC government authorities. For the years ended December 31, 2021, Qingtian International School received financial subsidies of RMB1,499,505. For the years ended December 31, 2022, Qingtian International School, Langfang school, Chuangmei Weiye and Lishui Mengxiang VIE received financial subsidies of RMB7,390,146, RMB4,692,650, RMB28,000 and RMB9,203, respectively. All government subsidies received for the years ended December 31, 2021 and 2022 were education development and employment related financial support, which had no further conditions and were recorded as other income.

(w)	Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity of a subsidiary of VIEs which is not attributable, indirectly, to the controlling shareholder.

Non-controlling interests are presented as a separate component of equity in the consolidated balance sheets. Consolidated net loss on the consolidated statements of comprehensive income (loss) includes the net income (loss) attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests are recorded as non-controlling interests in the consolidated balance sheets.

(x)	Risks and uncertainties

After the initial outbreak of a novel strain of coronavirus (“COVID-19”), from time to time, some instances of COVID-19 infections have emerged in various regions of China, including infections caused by Omicron variants in early 2022, and a series of restrictions and quarantines were implemented to contain the spread. The COVID-19 outbreak in China made adverse impact on the Group’s financial condition and results of operations. However, in December 2022, Chinese government declared to treat COVID-19 as Category B disease, and authorities dropped quarantine measures against people infected with COVID-19 and stopped designating high-risk and low-risk areas. To cope with the policy shift and to protect our students and teachers’ health, Qingtian International School stopped on-campus teaching activities and provided off-campus online courses for two weeks in December 2022. Besides, Langfang School provided online courses from March 7, 2022 to June 24, 2022 in the spring semester, and continued the online courses from September 2, 2022 to December 23, 2022 in the fall semester. The management believed that the adverse impact due to the COVID-19 was temporary. However, any future outbreak of public health epidemics may restrict economic activities in affected regions, resulting in reduced business volume, disrupt our and the Group’ business operations and adversely affect the Group’s results of operations.

(y)	Concentration and risk

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash, and accounts receivable.

Substantially all of the Group’s cash, term deposits, restricted cash, and short-term investments were deposited with financial institutions with high-credit ratings.

Accounts receivable are typically unsecured and are derived from revenue earned from the customers. The Group reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual accounts receivable balances, the Group considers several factors, including the age of the balance, the customer’s payment history, and current credit worthiness, and current economic trends.

2.	Principal Accounting Policies (Continued)

Currency convertibility risk

The Group primarily transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. The Company’s cash denominated in RMB amounted to RMB2,769,490 and RMB34,603,166 as of December 31, 2021 and 2022, respectively.

Major customers and supplying channels

For the continuing operations, no single customer represented 10% or more of the Group’s net revenues or purchase for the years ended December 31, 2020, 2021 and 2022. The Group’s customers are mainly students and the Group’s suppliers are mainly faculty.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of December 31,
	2021		2022
Percentage of the Group’s accounts receivable	Amount	%	Amount	%
Customer A	-	-	128,437	29.8%
Customer B	-	-	128,154	29.7%
Customer C	-	-	87,401	20.3%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts payable:

	As of December 31,
	2021		2022
Percentage of the Group’s accounts payable	Amount	%	Amount	%
Supplier A	-	-	672,725	23.0%
Supplier B	-	-	581,477	19.9%
Supplier C	-	-	399,956	13.7%

(z)	Employee social security and welfare benefits

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

(aa)	Income taxes

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2020, 2021 and 2022. As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

(bb)	Statutory reserves

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

In the private school sector, the Implementing Regulations for the Law of the People’s Republic of China on the Promotion of Privately-run Schools require that annual appropriations of 25% of after-tax income should be set aside prior to payments of dividend as development fund. Under the Implementation Rules for the Law for Promoting Private Education of the PRC for Private Education Laws, or the 2021 Implementation Rules, which took effect on September 1, 2021, annual appropriations of 10% of after-tax income should be set aside prior to payments of dividend as development fund. The statutory reserve is applied against prior year income, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended December 31, 2020, 2021 and 2022, the Group made apportions of RMB 7,409,675, RMB1,322,803 and RMB54,144 to the development fund, respectively. For the year ended December 31, 2022, the Group’s other subsidiaries made RMB175,722 statutory reserves in addition to development fund.

(cc)	Related parties

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

(dd)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2020, 2021 and 2022, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(ee)	Earnings/(loss) per share

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

(ff)	Comprehensive income/(loss)

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

2.	Principal Accounting Policies (Continued)

(gg)	Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers in deciding how to allocate resources and assess performance.

For the year ended December 31, 2020, the Group had one reportable segment for the primary and middle school education business from grade 1 to grade 9, provided by Lianwai School VIE. For the year ended December 31, 2021, for continuing operations, the Group had one reportable segment for the high school education business, provided by Qingtian International School VIE. In response to Implementation Rules, the reportable segment for the primary and middle school education business from grade 1 to grade 9, qualifies for discontinued operation reporting and is not required to disclose the information in segment reporting required by ASC 280.

For the year ended December 31, 2022, the Group has organized its operations into three operating segments. The segments reflect the way the Group evaluates its business performance and manages its operations by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

The Group has determined that it operates in three segments: (1) “Education services” segment, (2) “Comprehensive human resources services” segment and (3) “All other” segment. The “All other” segment consisted of the Group’s headquarters and functional departments that did not earn revenues. The other two reportable segments are strategic business units that offer different services. They are managed separately because each business requires different operating strategies.

As the Group’s long-lived assets are substantially all located in the PRC and all of the Company’s revenue and expense are derived from within the PRC, no geographical segments are presented.

(hh)	Recently issued accounting pronouncements

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

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832), to increase the transparency of government assistance including the disclosure of (1) the types of assistance, (2) an entity’s accounting for the assistance, and (3) the effect of the assistance on an entity’s financial statements. The amendments in this ASU are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. An entity should apply the amendments in this ASU either (1) prospectively to all transactions within the scope of the amendments that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or (2) retrospectively to those transactions. Early application of the amendments is permitted. The Group has adopted ASU 2021-10 from January 1, 2020, and the adoption had no material impact on the Group’s consolidated financial statements.

3.	Discontinued operation

As refer to Note 1, in connection with the deconsolidation of the Affected Entity, the Group evaluated and concluded that the Affected Entity should be accounted as discontinued operation during the year ended and as of December 31, 2021. There were no carrying amounts of major classes of assets and liabilities from the discontinued operation in the consolidated balance sheets as of December 31, 2021 and 2022.

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

Based on the Group’s assessment, the revenues and net earnings of Youxi Software were not considered material prior to the acquisition date. Thus, the Group’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is immaterial.

4.	Business combination (Continued)

Acquisition of Qingtian Overseas Chinese International School (“Qingtian International School”)

On August 31, 2021, the Group acquired 100% equity interest of Qingtian International School, with a total consideration of RMB23 million (approximately $3.6million) in cash. Qingtian International School is an educational institution specialized in providing high school education to returned overseas Chinese students. As of December 31, 2022, the total unpaid consideration was RMB 8 million, which will be paid in 1 year and was recorded in other payables. The acquisition of 100% equity interest of Qingtian International School has been accounted for using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The Group engaged a third-party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The result of acquired entity’s operation has been included in the consolidated financial statements since the date of acquisition. The purchase price was allocated as of August 31, 2021, the date of acquisition, as follows:

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

Based on the Group’s assessment, the revenues and net earnings of Qingtian International School were not considered material prior to the acquisition date. Thus, the Group’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is immaterial.

4.	Business combination (Continued)

Acquisition of Beijing Pengxiang Tianxia Education Technology Co., LTD (“Beijing P.X.”)

On July 27, 2021, the Company entered into an investment cooperation agreement with Beijing S.K., pursuant to which the Company may gradually acquire the controlling stake in Beijing S.K. upon the Company’s prepayment in the total amount of RMB300 million to Beijing S.K. The Company had prepaid in the amount of RMB100 million to Beijing S.K.

On April 18, 2022, as part of the arrangements with Beijing S.K., the Company entered into an investment supplemental agreement with Beijing S.K. Pursuant to such agreement, the Company acquired 100% equity interests of Beijing P.X., a wholly-owned subsidiary of Beijing S.K., which in turn holds 100% equity interests of Chuangmei Weiye and Hainan Jiangcai, and the sponsorship interests of Langfang School, from Beijing S.K. (the “Acquisition”, or the “Business Combination”). The Company completed the Acquisition by utilizing the prepayment in the amount of RMB53.4 million.

The Acquisition was accounted for as a business combination using the acquisition method of accounting in conformity with U.S. GAAP. Under this method, the assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value. In the preliminary purchase price allocation, the difference between the purchase consideration and book value of assets acquired and liabilities assumed by the Company was allocated based on management’s judgement and assumptions. The net identifiable assets acquired and preliminary purchase price allocation are as follows:

Amount
RMB
Fair value of total consideration transferred:
Cash consideration	53,400,000
Cash acquired from business combination	(840,083)
Subtotal	52,559,917
Recognized amounts of identifiable assets acquired and liability assumed:
Current assets	13,222,667
Non-current assets	3,108,661
Current liabilities	(25,463,841)
Non-current liabilities	(875,000)
Total identifiable net liabilities	(10,007,513)
Goodwill*	62,567,430

*	The goodwill was primarily attributable to the synergy from the joint students recruiting events and channel, intern program design and human resources services fulfillment. The goodwill is not deductible for tax purposes.

Pro forma results of acquisitions (unaudited)

The following table summarizes the unaudited pro forma consolidated results of operations for the years ended December 31, 2021, assuming that the Acquisition occurred as of the beginning of the comparable annual reporting period. The pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of the beginning of period.

For the Year Ended December 31, 2021

Pro forma net income from continuing operations	1,608,904
Pro forma net loss from discontinuing operation	(244,068,780)
Basic weighted average shares outstanding	66,667,000
Earnings per share from continuing operations-basic and diluted	0.02
Loss per share from discontinuing operations-basic and diluted	(3.66)

5.	Cash

Cash represent cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use. The following table sets forth a breakdown of cash by currency denomination and jurisdiction as of December 31, 2021 and 2022.

	RMB equivalent (US$)	RMB		Total in RMB
	Overseas	China
		Non VIE	VIEs
December 31, 2021	196,642,333	1,316,167	1,453,323	199,411,823
December 31, 2022	212,158,382	1,238,532	33,364,634	246,761,548

6.	Prepayments and Other current assets

Prepayments and other current assets consisted of the following:

	As of December 31,
	2021	2022
Advance deposit for intent acquisition (1)	100,000,000	46,600,000
Receivables from third parties (2)	-	29,640,939
Deductible input value-added tax	297,028	2,737,802
Receivables of over-paid income tax	193,015	1,175,455
Prepayments of services	300,000	456,848
Prepaid rental fees	656,011	-
Others	21,870	586,760
Total	101,467,924	81,197,804

(1)	On July 27, 2021, the Group entered into investment cooperation agreement with Beijing S.K. Pursuant to the agreement, the Group prepaid RMB100,000,000 for the intent acquisition of Beijing S.K. The Group completed the acquisition of Beijing P.X. by utilizing the prepayment in the amount of RMB53,400,000. The Group is in the process of evaluating Beijing S.K.’s other subsidiaries that are suitable as future acquiring targets. The remaining balance of prepayment will be used for the acquisition when targets are selected and finished internal restructuring.

(2)	Receivables from third parties included (i) amounts due from Beijing S.K. of RMB22,850,000 fair value gain from contingent consideration of acquisition (Note22); (ii) amounts due from Beijing Shanghui Human Resource Management Consulting Co., LTD (“Beijing Shanghui”) of RMB5,000,000; and (iii) amounts due from Beijing S.K. of RMB1,790,939 as Beijing S.K. collected tuition, accommodation and other miscellaneous fees on behalf of Langfang School and Chuangmei Weiye before the acquisition of Beijing P.X. Receivables from third parties were interest free, unsecure and the Group expected to collect the receivables within one year.

7.	Property and equipment, net

Property and equipment consisted of the following:

	As of December 31,
	2021	2022
Cost:
Buildings	184,813,833	184,813,833
Electronic devices and other general equipment	5,491,675	6,536,680
Leasehold improvements	6,337,234	6,637,234
Total cost	196,642,742	197,987,747
Less: Accumulated depreciation	(31,583,879)	(37,858,090)
Property and equipment, net	165,058,863	160,129,657

Depreciation expense recognized for the years ended December 31, 2020, 2021 and 2022 were RMB3,913,937, RMB4,257,506 and RMB6,916,022. The net book amount of buildings pledged as collateral for the continuing operations’ borrowings (Note 13) as at December 31, 2021 and 2022 was RMB18,049,651 and RMB73,856,520, respectively. The net book amount of buildings pledged as collateral for the Lianwai School’s borrowings as at December 31, 2021 and 2022 was RMB65,403,271 and RMB5,349,559, respectively. The net book amount of buildings pledged as collateral for the Lianwai Kindergarten’s borrowings as at December 31, 2021 and 2022 was RMB4,732,232 and RMB4,612,282, respectively.

8.	Land use rights

Land use rights consisted of the following:

	As of December 31,
	2021	2022
Cost:
Land use rights	47,334,839	47,334,839
Less: Accumulated amortization	(10,567,510)	(11,514,207)
Land use rights, net	36,767,329	35,820,632

The amortization expenses recognized for the years ended December 31, 2020, 2021 and 2022 were RMB 946,697, RMB 946,697 and RMB 946,697, respectively. The Group expects to record estimated amortization expenses RMB 946,697, RMB 946,697, RMB 946,697, RMB 946,697 and RMB 946,697 for the years ending December 31, 2023, 2024, 2025, 2026 and 2027, respectively.

The net book amounts of land use rights as collateral for the continuing operations’ borrowings (Note 13) as of December 31, 2021 and December 31, 2022 were RMB14,889,646 and RMB29,646,281, respectively. The net book amounts of land use rights as collateral for the Lianwai School’s borrowings as of December 31, 2021 and December 31, 2022were RMB 18,176,686 and RMB 3,044,431, respectively.

9.	Goodwill

	Qingtian School	Beijing P.X.	Total
	RMB	RMB	RMB
Balance as of December 31, 2020	-	-	-
Goodwill gained from acquisition	26,644,407	-	-
Balance as of December 31, 2021	26,644,407	-	26,644,407
Goodwill gained from acquisition	-	62,567,430	-
Impairment	-	(18,842,000)	-
Balance as of December 31, 2022	26,644,407	43,725,430	70,369,837

The Group performed a qualitative assessment for the Qingtian School reporting unit for the years ended December 31, 2021 and 2022 based on the requirements of ASC 350-20. The Group evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not that the fair value of the Qingtian School reporting unit was less than its carrying amount. Therefore, further impairment testing on goodwill was unnecessary as of December 31, 2021 and 2022.

For the year ended December 31, 2022, the Group performed a qualitative assessment and quantitative assessment for the Beijing P.X. reporting unit by estimating the fair value of the reporting unit based on an income approach which involved significant management judgment, estimates and assumptions such as the discount rate, revenue growth rates and operating margin. Goodwill impairment related to the Beijing P.X. reporting unit was recorded and amounted to RMB18,842,000 as of December 31, 2022 due to the lower than expected performance in Beijing P.X.

10.	Taxes payable

	As of December 31,
	2021	2022
Value-added tax	530,980	748,102
Surtaxes	84,187	34,284
Withholding individual income tax	33,971	67,797
Total	649,138	850,183

11.	Accrued liabilities and other current liabilities

	As of December 31,
	2021	2022
Qingtian International School acquisition payable (1)	8,000,000	8,000,000
Deposits related to the Group staff apartment sales (2)	3,290,500	3,290,500
Deposits related to internship (3)	-	3,285,946
Payables to third parties (4)	4,500,000	1,328,691
Audit fee payable	642,925	567,687
Interests payable	55,289	387,434
Leasehold improvement payables	390,000	290,000
Others	513,502	1,111,928
Total	17,392,216	18,262,186

(1)	On August 31, 2021, the Group acquired 100% equity interest of Qingtian International School, with a total consideration of RMB23 million in cash. According to payment schedule agreed in the equity transfer agreement, the remaining balance of acquisition payable will be settled within 2022. In 2022, both parties agreed to extend the payable to 2023 given the Group suffered loss from operation.

(2)	Deposit prepaid to the Group for intention of purchasing the Group’s staff apartments which can be freely withdrawn before final approval of the ownership transfer.

(3)	The Group collected deposits from the internship cooperation companies which will be returned to after students have completed the internship.

(4)

Payables to third parties consisted of: (i) loans for daily operational purposes with 1.5% interest rate and due within one year and, (ii) miscellaneous fee collected on behalf of Hainan Advanced Technical School of Communications.

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

As of December 31, 2021 and 2022, the Company had 66,667,000 ordinary shares (US$6,667) issued and outstanding.

13.	Loans and borrowings

	Annual Interest Rate	Maturity (Months)	As of December 31, 2021	As of December 31, 2022

Short-term borrowings:
China CITIC Bank	4.70%	March,2023	27,000,000	27,000,000
Bank of Ningbo	4.80%	December, 2023	50,000,000	34,000,000
Bank of China	3.75%	August, 2023	-	5,000,000
PingAn Bank	9.00%	April,2023	-	1,000,000
Webank	12.24%	April,2023	-	500,000
Subtotal			77,000,000	67,500,000

Long term loans and borrowings, current:
Haier Financial Leasing Co. LTD (1)	7.16%	April,2024	-	2,500,000
Tianjin Jincheng Bank Co., LTD	14.40%	March,2024	-	1,425,000
Subtotal			-	3,925,000

Long term loans and borrowings, non-current:
Haier Financial Leasing Co. LTD (1)	7.16%	April,2024	-	1,250,000
Tianjin Jincheng Bank Co., LTD	14.40%	March,2024	-	356,250
Subtotal			-	1,606,250

Total			77,000,000	73,031,250

(1)	During the year ended December 31, 2022, the Group sold certain equipment to Haier Financial Leasing Co. LTD (the “purchaser-lessor”) and simultaneously entered into contracts to lease back these assets from the purchaser-lessor for two years. Pursuant to the terms of the contracts, the Group is required to pay lease payments to the purchaser-lessor quarterly over the contract periods and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the leases. Through the leaseback, the Group substantially retains all of the benefits and risks incident to the ownership of the equipment sold and the Group does not transfer the control of the asset to the purchaser-lessor. Therefore, the lease transaction did not qualify as sale-leaseback transaction. Accordingly, the Group identified the transaction as financing arrangement and recorded as borrowings.

The weighted average interest rate per annum for the Group’s bank loans was 5.01%, 4.82% and 5.52% respectively for the years ended December 31, 2020, 2021 and 2022. The Group’s bank loans were secured by the pledge of Group’s buildings and land use rights plus personal guarantees provided by related parties. As of December 31, 2021 and 2022, the total net book amounts of pledged assets were RMB32,939,297 and RMB103,502,801, respectively (Note 7 and 8). As of December 31, 2021, the total guaranteed amounts provided by related parties were RMB 70,000,000 within the period from July 29, 2020 to July 29, 2023. As of December 31, 2022, the total guaranteed amounts provided by related parties were RMB 80,000,000 within the period from March 17, 2022 to March 17, 2027.

The fair values of personal guarantee provided by the related parties for the Company’s loan were not significant as of December 31, 2021 and 2022 respectively.

14.	Revenue

For the years ended December 31, 2020, 2021 and 2022, all of the Group’s revenue was generated in the PRC. The disaggregated revenues were as follows:

	For the years ended December 31,
	2020	2021	2022
Revenue from third parties:
Tuition fees	-	4,146,247	23,702,135
Comprehensive human resource services	-	-	7,840,844
Accommodation	-	228,526	5,920,364
Uniforms, learning materials and other campus necessities	2,632,611	1,986,186	3,992,076
Course design, development and training	-	-	3,675,953
Meals	660,020	2,014,151	2,544,884
Rental revenue	104,761	76,191	-
Others	12,699	61,691	751,615
Subtotal	3,410,091	8,512,992	48,427,871

Revenue from related party:
Rental revenue	1,668,572	906,667	754,285

Revenue from Affected Entity (1):
Rental revenue	15,284,572	14,152,381	-
Food procurement services	5,341,719	10,864,732	-
Subtotal	20,626,291	25,017,113	-
Total revenue	25,704,954	34,436,772	49,182,156

(1)	For the fiscal year ended December 31, 2020 and for the eight months ended August 31, 2021, the Group provides operation services including rental services and procurement services for Lianwai School. Although private schools providing compulsory education should not conduct any transaction with any related party under the Implementation Rules, to keep Lianwai School in continuing daily operation, the Group continued to provide essential services without recognizing any revenues relating to such activities to Lianwai School.

Tuition and accommodation fees, revenue from course design, development and training, and rental revenue were recognized overtime, amounted to RMB1,773,333, RMB5,357,631 and RMB34,052,737 for the years ended December 31, 2020, 2021 and 2022, respectively. Other types of revenue were recognized at a point of time.

As of December 31, 2022, revenue for unsatisfied performance obligations expected to be recognized in year 2022 is RMB9,368,156, which primarily relates to education services and accommodation services to be delivered in the future to the students.

15.	Income taxes

(a)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

(b)	Hong Kong profits tax

One of the Company’s subsidiaries incorporated in Hong Kong is subject to Hong Kong profits tax rate of 16.5% on its estimated assessable profit for the years ended December 31, 2020, 2021 and 2022. Dividends income received from Liandu WFOE is not subject to Hong Kong profits tax.

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

According to the Article 14 of Guofa 2016 No. 81 released by the State Council non-profit private schools are eligible to enjoy the same preferential tax treatment as public schools. As a result, non-profit private schools providing academic qualification education are eligible to enjoy income tax exemption treatment. Qingtian International School has been granted corporate income tax exemption from relevant local tax authorities until December 31, 2021. Starting from January 1, 2022, Qingtian International School was subject to EIT at a uniform rate of 25%.

15.	Income taxes (Continued)

According to the Financial management system scheme of Lishui Development Zone (Park), Lishui Xianke is eligible to enjoy 40% income tax reduction treatment, subjecting to the PRC income tax at the rate of 15%.

According to Taxation [2019] No. 13 which was effective from January 1, 2019 to December 31, 2021, an enterprise is recognized as a small-scale and low-profit enterprise when its taxable income is less than RMB3 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 2.5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million in 2021. According to Taxation [2022] No. 13 which was effective from January 1, 2022 to December 31, 2024, an enterprise is recognized as a small-scale and low-profit enterprise when its taxable income is less than RMB3 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 2.5% on its taxable income below RMB1 million and another preferential tax rate of 5% on its taxable income between RMB1 million and RMB3 million in 2022. For the years ended December 31, 2021 and 2022, Changmei Weiye, Hainan Jiangcai and Langfang school were qualified as small-scale and low profit enterprise.

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

Composition of income tax expense

	For the years ended December 31,
	2020	2021	2022
Current	-	762,067	65,299
Deferred	-	(91,091)	358,744
Total income tax expenses	-	670,976	424,043

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the years ended December 31,
	2020	2021	2022
	%	%	%
PRC Statutory income tax rates	25.0%	25.0%	25.0%
Effect of preferential tax rates	(25.0)%	28.1%	7.7%
Effect of non-taxable gain (1)	-	(381.2)%	-
Effect of non-taxable loss (2)	-	-	61.4%
Effect of favorable tax rates on small-scale and low-profit entities	-	-	(6.9)%
Change of valuation allowance	-	401.0%	(31.7)%
Effective tax rate	-	72.9%	55.5%

(1)	Non-taxable gain was primarily due to gain from the acquisition of Youxi Software.
(2)	Non-taxable loss was primarily due to goodwill impairment loss of Beijing P.X..

Deferred tax assets

The significant components of the deferred tax assets are summarized below:

	As of December 31,
	2021	2022
Deferred tax assets:
Net operating loss carry-forwards	6,581,225	4,690,987
Allowance of doubtful accounts (1)	-	2,098,876
Less: valuation allowance	(3,688,042)	(1,537,116)
Net deferred tax assets	2,893,183	5,252,747

(1)	Allowance of doubtful accounts was from the acquisition of Beijing P.X..

15.	Income taxes (Continued)

As of December 31, 2021 and 2022, the Group had net operating loss carryforwards of approximately RMB26,324,999 and RMB27,509,816, respectively, which arose from the Group’s subsidiaries, VIE and the VIEs’ subsidiaries established in the PRC. As of December 31, 2021 and 2022, deferred tax assets from the net operating loss carryforwards amounted to RMB6,581,225 and RMB4,690,987, respectively.

As private schools providing compulsory education should not conduct any transaction with any related party under the Implementation Rules, some of the Group’s subsidiaries and Lishui Mengxiang VIE were confronted with the adjustment of business. Thus, the Group considered it more likely than not that those subsidiaries and Lishui Mengxiang VIE could not generate sufficient pre-tax profit in the next 5 consecutive years and the deferred tax assets will not be utilized in the future. As of December 31, 2021 and 2022, the Group provided valuation allowance of RMB3,688,042 and RMB1,537,116, respectively.

The movement of valuation allowance is as follows:

	As of December 31,
	2021	2022
Balance at beginning of the year	-	3,688,042
Acquisition of subsidiaries	-	278,582
Additions	3,688,042	470,051
Decrease	-	(2,899,559)
Balance at end of the year	3,688,042	1,537,116

As of December 31, 2022, the net operating loss carryforwards will expire, if unused, as follows:

Net operating loss carryforwards
2023	-
2024	8,859,516
2025	3,083,020
2026	14,145,655
2027	1,421,625
Total	27,509,816

16.	Leases

The Group as a lessor

The Group entered into lease agreements as lessor with both third parties and related parties.

	For the years ended December 31,
	2020	2021	2022
Rental Income：
Lianwai Kindergarten	754,285	754,285	754,285
Lishui Yuanmeng Training Company Limited	914,287	152,382	-
Grocery stores	104,761	76,191	-
Total	1,773,333	982,858	754,285

The third parties rented the school non-education space mainly for grocery stores, which sell mainly stationary or snacks etc. to students which were operated directly by the lessee, and the lease term ended in August, 2021.

The Group leased certain non-education space to the related party, Lishui Yuanmeng Training Company Limited from December 1, 2016 to February 28, 2021. In addition, the Group continued leasing its space to Lianwai Kindergarten for their operation of kindergarten care service after the disposal on November, 2018, and the lease term will be ended in December 2024 (Note 17).

The Group as a lessee

	As of December 31,
	2021	2022

Operating right-of-use assets	-	7,580,536

Operating lease payment liabilities, current	-	3,866,910
Operating lease payment liabilities, non-current	-	3,558,380
Total	-	7,425,290

16.	Leases (Continued)

The weighted average discount rate of the operating lease was 4.58% as of December 31, 2022. The weighted average remaining lease term was 1.83 years as of December 31, 2022. Cash paid for operating lease was RMB3,880,445 and operating right-of-use assets obtained in exchange for operating lease payment liabilities was RMB11,305,735 for the year ended December 31, 2022.

For the years ended December 31 2020, 2021 and 2022, the lease expense was as follows:

	For the years ended December 31,
	2020	2021	2022

Operating leases expense	-	238,251	4,454,857
Short-term lease expense	-	-	11,741,215
Total	-	238,251	16,196,072

Because most of the leases do not provide an implicit rate of return, the Group used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

The following is a schedule of future minimum payments under the Group’s operating leases as of December 31, 2022:

For the years ended December 31,	RMB
2023	4,342,857
2024	3,085,714
2025	571,429
Total lease payments	8,000,000
Less: imputed interest	(574,710)
Total operating lease liabilities	7,425,290

17.	Commitments and contingencies

(a)	Commitments

As of December 31, 2022, the Group entered into lease agreements as lessee with third parties for the operation of Qingtian International School and Langfang school. The Group has total future lease payment of RMB19,741,215. As of December 31, 2022, the Group did not have any purchase commitments or capital commitments.

(b)	Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2021 and 2022, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s financial position, results of operations and cash flows.

18.	Related party transaction and balances

Name and relationship with related parties:

Name of related parties	Relationship
Ms. Fen Ye	Controlling shareholder
Mr. Biao Wei	A close family member of Ms. Fen Ye
Ms. Chun E Ye	A close family member of Ms. Fen Ye
Mr. Wu Wei	A close family member of Mr. Biao Wei
Lishui Yuanmeng Training Company Limited (“Yuanmeng”)	Controlled by Mr. Biao Wei
Lianwai Kindergarten	Controlled by Ms. Fen Ye

(a)	Significant transactions with related parties for continuing operations

	For the years ended December 31,
	2020	2021	2022
Rental revenue:
–Yuanmeng	914,287	152,382	-
–Lianwai Kindergarten	754,285	754,285	754,285
Total	1,668,572	906,667	754,285

18.	Related party transaction and balances (Continued)

	For the years ended December 31,
	2020	2021	2022
Loans lent to related parties:
Mr. Wu Wei	661,208	-	-
Ms. Chun E Ye	21,500,000	-	-
Total	22,161,208	-	-

	For the years ended December 31,
	2020	2021	2022
Repayments of loans to related parties:
Mr. Wu Wei	661,208	-	-
Ms. Chun E Ye	27,478,355	-	-
Total	28,139,563	-	-

For the years ended December 31, 2020, 2021 and 2022, all loan amounts with related parties were non-interest bearing, unsecured and repayable on demand.

(b)	Balances with related parties for continuing operations

	As of December 31,
	2021	2022
Due to a related party:
Lianwai Kindergarten	323,400	323,400
Total	323,400	323,400

(c)	Balances with Affected Entity for continuing operations

	As of December 31,
	2021	2022
Due to Affected Entity:
Payables to Affected Entity, current	308,782,975	23,584,906
Payables to Affected Entity, non-current	-	216,176,563
Total	308,782,975	239,761,469

For the years ended December 31, 2020, 2021 and 2022, other receivables from and payables to Affected Entity were non-interest bearing, unsecured and repayable on demand for normal business course.

As of December 31, 2022, the Group reached an agreement with Affected Entity to repay payables under the following schedule:

	Nominal Payment	Unamortized Finance Costs
	RMB
2023	25,000,000	1,415,094
2024	-	-
2025	-	-
2026	-	-
2027	50,000,000	12,637,091
Thereafter	288,373,373	109,559,719
Total	363,373,373	123,611,904

The long-term repayment schedule affected the fair value of payables and the Group recalculated the fair value as of December 31, 2022 using 6% discount rate. Since the Affected Entity and the Group were under common control, the Group recognized the difference between proceeds and the fair value as deemed shareholder contribution. The payables will be subsequently carried at amortized cost.

For the year ended December 31, 2020 and for the eight months ended August 31, 2021, account receivables and advance from Affected Entity arouse from the goods and services provided by the Group. Revenue transaction amount were recognized in the consolidated financial statements (Note 14).

19.	Non-controlling interests

In January 2022, the Group entered into an agreement of establishing a joint venture company Beijing Xinxiang future technology development Co., Ltd (“Xinxiang”) with Beijing Renren Intelligent Technology Co., Ltd (“Renren”) and Beijing Chuang’ao Technology Center LLP. (“Chuangao”). The Group directly held 43% equity interests for a total consideration of RMB4,300,000. Given that the board of directors of Xinxiang consists of five members, three of which shall be appointed by Lishui Mengxiang, the Group controlled Xinxiang as Lishui Mengxiang holds more than half of the voting power in the board of directors of Xinxiang. The remaining 57% interests held by Renren and Chuangao were accounted for as non-controlling interest. The Group recognized non-controlling interests of RMB548,631 for the year ended December 31, 2022.

20.	Restricted net assets

As stipulated by the relevant PRC laws and regulations applicable to the Group’s entities in the PRC, the Group is required to make appropriations from net income as determined in accordance with the PRC GAAP to non-distributable reserves, which include a statutory surplus reserve and a statutory welfare reserve. In addition, Liandu WFOE and Lishui Mengxiang VIE are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. In addition, for private schools such as the School, PRC laws and regulations require that annual appropriations of at least 25% of after-tax income should be set aside as development funds. Under the Implementation Rules for the Law for Promoting Private Education of the PRC for Private Education Laws, or the 2021 Implementation Rules, which took effect on September 1, 2021, annual appropriations of 10% of after-tax income should be set aside prior to payments of dividend as development fund. The sponsor of non-profit private schools shall not receive proceeds from the running of the school, and the cash surplus of the non-profit private schools shall be retained for the running of the school development only. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiaries and the VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. There are no significant differences between US GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiary in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to the shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and the VIEs to satisfy any obligations of the Company.

As of December 31, 2022, the total restricted net assets of the Company’s subsidiaries and VIEs incorporated in PRC subjected to restriction, including the registered capital, the PRC statutory reserves and certain education facilities assets, exceeded the 25 percent threshold. This restriction results in a corresponding requirement to provide the Company’s financial information.

21.	Segment reporting

For the year ended December 31, 2020, the Group had one reportable segment for the primary and middle school education business from grade 1 to grade 9, provided by Lianwai School VIE. For the year ended December 31, 2021, for continuing operations, the Group had one reportable segment for the high school education business, provided by Qingtian International School VIE.

For the year ended December 31, 2022, the Group has organized its operations into two operating segments: (1) “Education services” segment, (2) “Comprehensive human resources services” segment and (3) “All other” segment. The “All other” segment consisted of the Group’s headquarters and functional departments that did not earn revenues.

The following table presents summary information by segment:

	Education services	Comprehensive human resources services	Others	Elimination adjustment	Total
	RMB	RMB	RMB	RMB	RMB
Net revenue	41,353,741	7,828,415	-	-	49,182,156
(Loss) /income before income tax expense	(7,518,721)	2,204,192	(2,352,658)	-	(7,667,187)
Net (loss)/income	(7,573,746)	1,835,174	(2,352,658)	-	(8,091,230)
Assets	497,225,087	8,730,595	212,869,438	(109,898,666)	608,926,454

22.	Subsequent events

The Group has evaluated events subsequent to the balance sheet date of December 31, 2022 through May 1, 2023, the date on which the consolidated financial statements were issued.

On April 6, 2023, the Group entered into agreement as supplemental of acquisition agreement dated April 18, 2022, to confirm amount due from Beijing S.K. of RMB22,850,000 as the return of previously transferred consideration due to the under-performance of Beijing P.X. in 2022. Pursuant to the acquisition agreement, the performance requirements of Beijing P.X. included enrollment in Langfang School and Hainan Jiangcai, and the operating net profit of Chuangmei Weiye in 2022.

23.	Information: Condensed financial statements of the Company

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

As of December 31, 2022, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Condensed Financial Information of the Company

BALANCE SHEETS

	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2(g))
ASSETS
Current assets:
Cash	194,729,331	210,769,439	30,558,696
Investment gain in subsidiaries and VIEs	-	84,528,603	12,255,495
Amounts due from subsidiaries and VIEs	644,607	7,686	1,114
Total current assets	195,373,938	295,305,728	42,815,305
Total assets	195,373,938	295,305,728	42,815,305
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued liabilities and other current liabilities	244,166	55,717	8,078
Investment deficit in subsidiaries and VIEs	35,769,964	-	-
Amounts due to subsidiaries and VIEs	40,296,870	42,307,875	6,134,065
Total current liabilities	76,311,000	42,363,592	6,142,143
Total liabilities	76,311,000	42,363,592	6,142,143
Shareholders’ equity:
Ordinary shares (USD$0.0001 par value; 500,000,000 and 500,000,000 shares authorized, 66,667,000 and 66,667,000 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	45,198	45,198	6,553
Additional paid-in capital	181,849,003	305,460,907	44,287,668
Statutory reserves	59,971,836	60,201,702	8,728,426
Accumulated other comprehensive (loss)/income	(12,542,667)	5,514,488	799,526
Accumulated deficit	(110,260,432)	(118,280,159)	(17,149,011)
Total shareholders’ equity	119,062,938	252,942,136	36,673,162
Total liabilities and shareholders’ equity	195,373,938	295,305,728	42,815,305

23.	Information: Condensed financial statements of the Company (Continued)

STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2(g))
Operating expenses
General and administrative expenses	(3,666,937)	(1,059,294)	(2,360,615)	(342,257)
Total operating expenses	(3,666,937)	(1,059,294)	(2,360,615)	(342,257)
Other expenses	-	-	(12,107)	(1,755)
Equity in profit/(loss) of subsidiaries and VIEs, net	37,252,021	(242,760,667)	(5,417,139)	(785,412)
Income/(loss) from subsidiaries and VIEs	37,252,021	(242,760,667)	(5,429,246)	(787,167)
Net income/(loss)	33,585,084	(243,819,961)	(7,789,861)	(1,129,424)
Net income/(loss) attributable to the Company’s ordinary shareholders	33,585,084	(243,819,961)	(7,789,861)	(1,129,424)
Net income/(loss)
Other comprehensive (loss)/income, net of nil tax	(7,956,640)	(4,586,027)	18,057,155	2,618,041
Comprehensive income/(loss)	25,628,444	(248,405,988)	10,267,294	1,488,617

STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2(g))
Cash flows used in operating activities	-	(2,290,367)	(1,900,037)	(275,479)
Cash flows used in investing activities	(653,250)	-	-	-
Cash flows provided by financing activities	208,718,163	-	-	-
Effect of exchange rate changes on cash	(7,956,640)	(3,088,575)	17,940,145	2,601,077
Net changes in cash	200,108,273	(5,378,942)	16,040,108	2,325,597
Cash at the beginning of year	-	200,108,273	194,729,331	28,233,099
Cash at the end of year	200,108,273	194,729,331	210,769,439	30,558,696