Form 20-F
period 2023-12-31
Lixiang Education Holding Co. Ltd.
filed 2024-05-15
CIK 1814067

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American depositary shares, each representing ten ordinary shares	LXEH	The Nasdaq Stock Market LLC (The Nasdaq Global Market)
Ordinary shares, par value US$0.0001 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Market)

*	Not for trading, but only in connection with the listing on The Nasdaq Stock Market LLC of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

SEC 1852 (12-23) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2023, there were 116,667,000 ordinary shares outstanding, par value of US$0.0001 per share.

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

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated or the context otherwise requires, references to:

●	“ADRs” refer to our American depositary receipts that evidence our ADSs;

●	“ADSs” refer to our American depositary shares, each of which represents ten ordinary shares;

●	“Beijing P.X.” refers to Beijing Pengxiang Tianxia Education Technology Co., Ltd. (北京鹏翔天下教育科技有限公司), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Lishui Mengxiang;

●	“Beijing S.K.” refers to Beijing Shangkun Education Technology Development Co., Ltd. (北京商鲲教育科技发展有限公司), a company incorporated under the laws of the PRC;

●	“Beijing Xinxiang” refers to Beijing Xinxiang Future Technology Development Co., Ltd. (北京心翔未来科技发展有限公司), a company incorporated under the laws of the PRC and in which Lishui Mengxiang holds 43% equity interests;

●	“Beijing R.R.Z.” refers to Beijing Renrenzhen Intelligent Technology Co., Ltd. (北京人人诊智能科技有限公司), a company incorporated under the laws of the PRC holding 42% equity interests of Beijing Xinxiang;

●	“CAGR” refers to compound annual growth rate;

●	“China”, “mainland China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan, while the legal and operational risks associated with operating in China may also apply to operations in Hong Kong;

●

“Chuangmei Weiye” refers to Beijing Chuangmei Weiye Enterprise Management Co., Ltd. (北京创美伟业企业管理有限公司), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Beijing P.X. until November 9, 2023;

●	“Hainan Jiangcai” refers to Hainan Jiangcai Vocational Skills Training School Co., Ltd. (海南匠才职业技能培训学校有限公司), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Beijing P.X.;

●	“Hangzhou Youxi” refers to Hangzhou Youxi Information Technology Co., Ltd (杭州柚溪信息技术有限公司), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Liandu WFOE;

●	“Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Langfang School” refers to Langfang City Rail Transit Technical School (廊坊市城轨交通技工学校), a PRC school specialized in providing vocational education;

●	“Lianwai School” refers to Liandu Foreign Language School (莲都外国语学校), comprising of Baiyun Campus and Yijing Campus—Featured Division, which was historically controlled and consolidated by Liandu WFOE through a series of contractual arrangements but was deconsolidated on September 1, 2021;

●	“Liandu WFOE” refers to Zhejiang Mengxiang Consultancy Services Co., Ltd. (浙江梦翔咨询服务有限公司), a wholly foreign-owned enterprise incorporated under the laws of the PRC;

●	“Lishui Mengxiang” refers to Zhejiang Lishui Mengxiang Education Development Co., Ltd. (浙江丽水梦翔教育发展有限公司), a company incorporated under the laws of the PRC and the sponsor of Qingtian International School and Lishui International School;

●	“Lishui International School” refers to Lishui Overseas Chinese Senior High School (丽水市华侨高级中学), a PRC private educational school specialized in providing high school education;
●	“Lixiang,” “we,” “us,” “our company”, “the Company” and “our” refer to Lixiang Education Holding Co., Ltd. (formerly known as Lianwai Education Group Limited), an exempted company incorporated in the Cayman Islands with limited liability, and its subsidiaries;

●	“Macau” refers to Macau Special Administrative Region of the People’s Republic of China;

●	“Mengxiang Holdings” or “Controlling Shareholder” refers to, Mengxiang Holdings Limited, a British Virgin Islands company wholly-owned and controlled by Ms. Fen Ye;

●	“ordinary shares” refer to our ordinary shares of par value US$0.0001 per share;

●	“Qingtian International School” refers to Qingtian Overseas Chinese Experimental High School (青田华侨实验高级中学), a PRC private educational school specialized in providing high school education, formerly known as Qingtian Overseas Chinese International School (青田县华侨国际学校) prior to February 2023;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“school year” refers to the periods from September of each calendar year to July of the following calendar year which consists of two semesters. The first semester usually commences in September of each year and ends in January of the following year, while the second semester usually commences in March and ends in July of the following year;

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States;

●	“Variable Interest Entities” or “VIEs” refer to the PRC entities of which we have power to control the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests and all or a portion of the assets at the minimum price possible to the extent permitted by PRC law (for details regarding the changes of the VIEs, see “Item 4. Information on the Company—A. History and Development of the Company.”);

●	“Vocational Education Services Providers” refer to Beijing Xinxiang, Langfang School, and Hainan Jiangcai;

●	“Xianke” refers to Zhejiang Lishui Xianke Agricultural Products Distribution Co., Ltd. (浙江丽水鲜客农产品配送有限公司), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Liandu WFOE; and

●	“Hebei Chuangxiang” refers to Hebei Chuangxiang Enterprise Management Co., Ltd.(河北创翔企业管理有限公司), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Beijing P.X.

Exchange Rate Information

Our and the VIEs’ business is conducted in China, all of our revenue is denominated in RMB and our financial records are maintained in RMB, our functional currency. Our reporting currency is RMB and this annual report on Form 20-F contains translations of RMB into U.S. dollars solely for the convenience of the reader. The exchange rate used for translation on December 29, 2023 was US$1.00=RMB7.0999, representing the certificated exchange rate published by the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

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

ITEM 3. KEY INFORMATION

Our Corporate Structure and Contractual Arrangements with the Consolidated VIEs

Lixiang Education Holding Co., Ltd. is a Cayman Islands holding company and not a Chinese operating company, and does not conduct operations directly. The operations in China are conducted through Liandu WOFE and its subsidiaries in which Lixiang holds equity ownership interests, and their contractual arrangements, commonly known as the VIE structure, with the VIEs incorporated in China, currently consisting of Lishui Mengxiang, Lishui International School, Beijing Xinxiang, Beijing P.X., Langfang School, Hainan Jiangcai and Hebei Chuangxiang. Historically, the VIEs also included Qingtian International School from August 31, 2021 to December 31, 2023, and Chuangmei Weiye from January 1, 2022 to November 9, 2023. The VIEs are consolidated for accounting purpose only and Lixiang does not own any equity interest in the VIEs. Our corporate structure involves unique risks to investors as they are purchasing equity securities in Lixiang, the Cayman Islands holding company, and are not purchasing, and may never directly hold, equity interests in the VIEs.

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

Contractual Arrangements with respect to Qingtian International School

On April 20, 2022, Liandu WFOE entered into a series of contractual arrangements, or the VIE structure, with Lishui Mengxiang, Qingtian International School, shareholders of Lishui Mengxiang and the Council Members of Qingtian International School. On January 31, 2023, due to the change of shareholders of Lishui Mengxiang, Liandu WFOE entered into an updated series of contractual arrangements with respect to the operation of Qingtian International School. The updated series of contractual arrangements replaced the previous ones in their entirety and took effect on December 16, 2022, the same date when the shareholders of Lishui Mengxiang signed an equity transfer agreement. On January 15, 2024, Lishui Mengxiang entered into a definitive agreement to transfer 100% of the sponsorship interests of Qingtian International School to Zhejiang Lishui Qiaoxiang Education Consulting Services Co., Ltd (“Qiaoxiang Education”), an entity affiliated with Mr. Biao Wei, a director and the Chief Executive Officer of the Company, for a consideration of RMB23,161,000. On April 2, 2024, Liandu WFOE, Lishui Mengxiang, Qingtian International School, the shareholders of Lishui Mengxiang and the Council Members of Qingtian International School entered into an Acknowledgment Agreement of Contractual Agreements of Qingtian Overseas Chinese Experimental High School (the “Acknowledgment Agreement of Contractual Agreements of Qingtian Overseas Chinese Experimental High School”), pursuant to which rights and obligations under contractual arrangements with respect to Qingtian International School were actually terminated on December 31, 2023. We deconsolidated the results of Qingtian International School in our consolidated financial statements since December 31, 2023.

Below is a summary of the material provisions of these contractual arrangements among Liandu WFOE and the shareholders of Lishui Mengxiang. For more complete information you should read these agreements in their entirety. These agreements or their forms are filed as exhibits to this annual report on Form 20-F.

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

Acknowledge Agreement. Pursuant to the Acknowledgment Agreement of Contractual Agreements of Qingtian Overseas Chinese Experimental High School dated April 2, 2024, the rights and obligations under the Business Cooperation Agreement, the Exclusive Technical Service and Business Consulting Agreement, the Exclusive Call Option Agreement, the Proxy Agreement for School’s Sponsor and Council Members and the Loan Agreement relating to Qingtian International School and the Council Members thereunder were actually terminated on December 31, 2023.

Contractual Arrangements with respect to Langfang School

On March 28, 2023, Liandu WFOE entered into a series of contractual arrangements, or the VIE structure, with Beijing P.X. and Langfang School, shareholders of Beijing P.X. and the Council Members of Langfang School. The series of contractual arrangements became effective on January 1, 2022. Below is a summary of the material provisions of these contractual arrangements among Liandu WFOE and the shareholders of Beijing P.X.. For more complete information you should read these agreements in their entirety. These agreements or their forms are filed as exhibits to this annual report on Form 20-F.

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

Contractual Arrangements with respect to Lishui International School

On April 2, 2024, Liandu WFOE entered into a series of contractual arrangements, or the VIE structure, with Lishui Mengxiang, Lishui International School, shareholders of Lishui Mengxiang and the Council Members of Lishui International School. The series of contractual arrangements became effective on June 25, 2023. Below is a summary of the material provisions of these contractual arrangements among Liandu WFOE and the shareholders of Lishui Mengxiang. For more complete information you should read these agreements in their entirety. These agreements or their forms are filed as exhibits to this annual report on Form 20-F.

Exclusive Call Option Agreement. Under the Exclusive Call Option Agreement dated April 2, 2024, Ms. Fen Ye and Ms. Hong Ye, or the shareholders of Lishui Mengxiang have irrevocably granted Liandu WFOE or its designated purchaser the exclusive right to purchase all or part of the direct and/or indirect equity interests of Lishui Mengxiang, or the Equity Call Option. The purchase price payable by Liandu WFOE or its designated purchaser in respect of the transfer of Lishui Mengxiang’s direct and/or indirect equity interest or equity interests shall be at the lowest price permitted under the PRC laws and regulations. Liandu WFOE or its designated purchaser shall have the right to purchase such proportion of Lishui Mengxiang’s interest in Lishui International School and/or other equity interest of Lishui Mengxiang as it decides at any time. Lishui International School provides high school education services, in which case the foreign investors are restricted to hold equity interests of Lishui Mengxiang, Lishui International School’s sponsor, in accordance with the current PRC laws and regulations. If and when the PRC laws and regulations allow Liandu WFOE or us to directly hold all or part of the school sponsor interests in Lishui International School and/or all or part of other equity interests of Lishui Mengxiang and operate competent education business in the PRC, Liandu WFOE shall issue the notice of exercise of such equity call option as soon as practicable, and the percentage of interests to be purchased upon exercise of such Equity Call Option shall be no less than the maximum percentage allowed to be held by Liandu WFOE or its designated purchaser under the PRC laws and regulations. Such equity transfer price is not expressly provided for in the current PRC laws and regulations and it is uncertain whether it may be further regulated by future PRC laws and regulations. Pursuant to the Exclusive Call Option Agreement, all taxes and fees associated with the equity transfer shall be paid by Lishui Mengxiang’s shareholders and/or the direct equity holders of the VIEs upon the transfer. In the absence of written consent from Liandu WFOE, except as otherwise described in the Exclusive Call Option Agreement, Lishui Mengxiang and its shareholders shall not sell, transfer, assign or otherwise dispose of or create any encumbrance on any of Lishui Mengxiang’s assets, businesses or equity interests or procure separation or merge with any other entities. Furthermore, without written consent from Liandu WFOE, Lishui Mengxiang may not terminate any material contracts or enter into any other contracts which may contradict such material contracts, incur any indebtedness or provide any loan or guarantee to a third party, except as disclosed to Liandu WFOE, or alter the nature or scope of its business. The Exclusive Call Option Agreement will remain in force during the operation term of VIEs and any periods that are renewable pursuant to the PRC laws, and will terminate automatically when Liandu WFOE and/or its designated entities fully exercised their options to purchase all the equities of VIEs in accordance with this agreement. In addition, unless otherwise stipulated by laws, this agreement may not be terminated by Lishui Mengxiang or its shareholders unilaterally, but may only be terminated by Liandu WFOE after notice in advance.

Proxy Agreement for School’s Sponsors and Council Members. Pursuant to the Proxy Agreement for School’s Sponsors and Council Members dated April 2, 2024, Lishui Mengxiang has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as school sponsor of Lishui International School to the extent permitted by the PRC laws. These rights include, but are not limited to: (a) the right to appoint and/or elect of council members of Lishui International School; (b) the right to appoint and/or elect the supervisors of Lishui International School; the right to put forward the School’s mission and scope of operation;(c)the right to examine or approve the Articles of Association of Lishui International School, development planning, major projects and budget for revenues and expenditures;(d) the right to supervise the performance of Lishui International School and the achievement of the objectives set out in the bylaw;(e) the right to establish the executive school council in accordance with the authority and procedures prescribed in the bylaw of Lishui International School and to participate in the running and management of the School;(f) the right to access the information about the operation conditions and financial conditions of Lishui International School;(g) the right to consult the resolutions, records, financial and accounting statements and reports of the school council meetings in accordance with the PRC laws;(h) the right to use the remaining property of the school after the liquidation for running other non-profit schools continuously in accordance with the PRC laws;(i) the right to transfer the interests of Lishui International School’s sponsor in accordance with the PRC laws;and (j) any other rights of Lishui International School’s Sponsor provided by other applicable laws and regulations of the PRC and the articles of association of Lishui International School (as amended from time to time).

The appointed Council Members of Lishui International School from Lishui Mengxiang has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as school sponsor of Lishui International School to the extent permitted by the PRC laws. These rights include, but are not limited to: (a) acting as the agent of Lishui International School’s Sponsor to attend the council meeting of Lishui International School; enjoying the right to speak, propose, vote, elect and stand for election, and the right to know, propose and supervise council meeting and business activities carried out by Lishui International School; (b) exercising the voting rights on behalf of Lishui International School’s Sponsor for all matters requiring discussion and resolution of the council; (c) proposing to convene a council meeting of Lishui International School; (d) signing the council meeting minutes, council meeting resolutions or other legal documents that the Appointed Council Members has the right to sign as the council member of Lishui International School; (e) instructing the legal representative, the financial, business and administrative chiefs, etc. of Lishui International School to act in accordance with the Trustee’s intention; (f) exercising other rights of the council member and council members’ voting rights under the articles of association (including any other council members’ voting rights as stipulated in the amended articles of association) of Lishui International School; (g) handling legal procedures containing registration, examination and approval and license of schools at the competent departments of government; and (h) any other rights of the Council Member as pursuant to the applicable PRC laws, regulations and the articles of association (as amended from time to time) of Lishui International School. In addition, each of Lishui Mengxiang and the Council Members of Lishui International School have irrevocably agreed that (i) Liandu WFOE may delegate its rights under the Proxy Agreement for School’s Sponsors and Council Members to the directors of Liandu WFOE or its designated person, without prior notice to or approval by Lishui Mengxiang and the Council Members of Lishui International School; and (ii) any person as successor of civil rights of Liandu WFOE or liquidator by reason of subdivision, merger, liquidation of Liandu WFOE or other circumstances shall have authority to replace Liandu WFOE to exercise all rights under the Proxy Agreement for School’s Sponsors and Council Members.

Proxy Agreement for Shareholders. Pursuant to the Proxy Agreement for Shareholders dated April 2, 2024, each shareholder of Lishui Mengxiang has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as the shareholder to the extent permitted by the PRC laws. These rights include, but are not limited to: (a) the right to attend the shareholders’ meeting of our school acting as WFOE’s nominee; (b) the right to vote on behalf of the sponsors for all matters requiring discussion and resolution of the shareholders’ meeting; (c) the right to sign the shareholders’ minutes, resolutions or other legal documents; (d) the right to indicate the directors, the legal representative, etc. to act in accordance with WFOE’s intention; (e) the right to handle legal procedures containing registration, examination and approval and license of schools at the competent departments of governments; (f) the right to decide to transfer or otherwise dispose of the equity of our school; (g) any other shareholder rights as pursuant to the applicable PRC laws, regulations and our school’s articles of association as amended from time to time.

Business Cooperation Agreement. Pursuant to the Business Cooperation Agreement dated April 2, 2024, Liandu WFOE shall provide technical services, management support and consulting services necessary for the private education business, and in return, the VIEs shall make payments accordingly. In particular, such services include but not limited to developing curriculum, conducting market research and offering management and marketing advice, providing technology services, providing public relations services, providing support for teacher hiring and training and providing other services that the VIEs may need from time to time. Without the prior consent of Liandu WFOE, none of the VIEs may accept such services provided by any third party. As part of the business cooperative agreement, VIEs and the shareholders of Lishui Mengxiang agree that they will not take any actions except as otherwise described in the Business Cooperation Agreement, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of the VIEs, disposing of their equity interests in the VIEs, or paying dividends or other similar payments to the sponsors or the shareholders VIEs in the absence of written consent from Liandu WFOE. The aforementioned agreements will terminate automatically when Liandu WFOE and/or its designated entities fully exercised their options to purchase all the equities held by Nominee Shareholders in accordance with the Exclusive Call Option Agreement. In addition, unless otherwise stipulated by laws, this agreement may not be terminated by VIEs or the shareholders, but may only be terminated by Liandu WFOE after notice in advance.

Exclusive Technical Service and Business Consulting Agreement. Pursuant to the Exclusive Technical Service and Business Consulting Agreement dated April 2, 2024, Liandu WFOE agreed to provide exclusive technical services to Lishui International School and Lishui International School’s sponsor, Lishui Mengxiang. Furthermore, Liandu WFOE agreed to provide exclusive business consultancy services to Lishui International School and Lishui International School’s sponsor. In consideration of the technical and business consultancy services provided by Liandu WFOE, Lishui International School and Lishui International School’s sponsor agreed to pay Liandu WFOE a service fee withdrawn from their respective amount of surplus from operations after deducting all costs, expenses, taxes, losses (if required by the law) and the legally development fund of the respective school (if required by the law) and other costs and funds that shall be retained at Lishui International School in accordance with applicable PRC laws. Liandu WFOE has the right (but not the obligation) to adjust the amount of such service fee by reference to the actual services provided and the actual business operations and needs of Lishui International School and Lishui International School’s sponsor, provided that any adjusted amount shall not exceed the amount mentioned above. Lishui International School and Lishui International School’s sponsor do not have any right to make any such adjustment. Unless otherwise prescribed under the PRC laws and regulations, Liandu WFOE shall have exclusive proprietary rights to any technology and intellectual property developed and materials prepared in the course of the provision of research and development, technical support and services by Liandu WFOE to Lishui International School and Lishui International School’s sponsor, and any intellectual property in the products developed, including any other rights derived thereunder, in the course of performance of obligations under the Exclusive Technical Service and Business Consulting Agreement and/or any other agreements entered into between Liandu WFOE and the VIEs.

Equity Pledge Agreement. Pursuant to the Equity Pledge Agreement dated April 2, 2024, the shareholders unconditionally and irrevocably pledged all of their equity interests in Lishui Mengxiang to Liandu WFOE to guarantee performance of the obligations of the VIEs under the Exclusive Call Option Agreement, Business Cooperation Agreement, Exclusive Technical Service and Business Consulting Agreement, Proxy Agreement for Shareholders, Proxy Agreement for School’s Sponsors and Council Members and Loan Agreement, each as described above the shareholders of Lishui Mengxiang agreed that without prior written consent of the PRC WFOE, they shall not transfer or dispose of the pledged equity interests, or create or allow any encumbrance on the pledged equity interests. Unless otherwise stipulated by laws, this agreement may not be terminated by Lishui Mengxiang or the shareholders of Lishui Mengxiang unilaterally, but may only be terminated by the Liandu WFOE after notice in advance. The equity pledge agreement remains in full force and effect until all of the obligations under the contractual arrangements have been duly performed or the guaranteed debts are duly paid. The pledge of equity interests in Lishui Mengxiang has been duly registered with the local branch of SAIC and is effective upon such registration.

The contractual agreements are not equivalent to equity ownership in the business of the VIEs. Our control over Lishui Mengxiang and its subsidiaries, Qingtian International School, Lishui International School and Langfang School, and our position of being the primary beneficiary of Lishui Mengxiang and its subsidiaries, Qingtian International School, Lishui International School and Langfang School for the accounting purposes are limited to the conditions that we have met for consolidation of Lishui Mengxiang and its subsidiaries, Qingtian International School, Lishui International School and Langfang School under U.S. GAAP. Such conditions include that (i) we have the power to govern the activities which most significantly impact the VIEs’ economic performance, (ii) we are contractually obligated to absorb losses of the VIEs that could potentially be significant to the VIEs, and (iii) we are entitled to receive benefits from the VIEs that could potentially be significant to the VIEs. We have met such conditions for consolidation of the VIEs under U.S. GAAP through the aforementioned contractual arrangements, and as a result, we are deemed as the primary beneficiary of the VIEs, and the VIEs will be treated as our consolidated affiliated entities for accounting purposes. We have consolidated the results of the VIEs in our consolidated financial statements included elsewhere in this annual report on Form 20-F in accordance with U.S. GAAP. For a more detailed discussion of the basis of presentation of our consolidated financial statements, see “Item 5. Operating and financial Review and Prospects—A. Operating Results—Critical Accounting Policies.”

We could face heightened risks and substantial costs in enforcing these contractual arrangements, because, although the aforementioned contractual arrangements have been widely adopted by PRC companies listed overseas, such arrangements have not been tested in any of the PRC courts. In addition,  there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the contractual arrangements and the VIE structure. If the PRC government finds these contractual arrangements or the VIE structure non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs or forfeit our rights under the contractual arrangements. Lixiang and investors in the ADSs face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements, consequently, significantly affect the financial condition and results of operations. If we are unable to claim our right to control the assets of the VIEs, the ADSs may decline in value or become worthless. The PRC government could even disallow the VIE structure completely, which would likely result in a material adverse change in our operations and the ADSs may significantly decline in value or become worthless. See “Risk Factors—Risks Relating to Our Corporate Structure.”

For the year ended December 31, 2023, we and the VIEs have established an education services network consisting of two high schools (Qingtian International School and Lishui International School), three vocational education services providers (Beijing Xinxiang, Langfang School and Hainan Jiangcai) and two human resources services providers (Chuangmei Weiye and Hebei Chuangxiang). Lishui Mengxiang held 100% of the sponsorship interests in Qingtian International School from August 24, 2021 to December 31, 2023. Lishui Mengxiang also holds 100% of the sponsorship interests of Lishui International School starting from June 25, 2023. Beijing P.X., a wholly-owned subsidiary of Lishui Mengxiang, holds 100% of the sponsorship interests of Langfang School from January 1, 2022, and has two wholly-owned subsidiaries, namely Hainan Jiangcai and Hebei Chuangxiang. Beijing P.X. also held 100% of the equity interests in Chuangmei Weiye until November 9, 2023, when such equity interests was sold to Beijing S.K. Beijing Xinxiang was formed by Lishui Mengxiang with Beijing R.R.Z. in January 2022. On January 6, 2023, Beijing P.X established Hebei Chuangxiang, a human resources services provider for internship and employment recommendations, as its wholly-owned subsidiary to expand the comprehensive human resources services business. For details regarding the changes of our subsidiaries and the VIEs, see “Item 4. Information on the Company—A. History and Development of the Company.”

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

We and the VIEs have explored and considered business opportunities beyond high school education and taken steps to expand into online education and vocational education. In February 2021, Liandu WFOE completed the acquisition of 100% of the equity interests of Hangzhou Youxi to expand into the business of online education. In January 2022, Lishui Mengxiang formed Beijing Xinxiang with Beijing R.R.Z. to provide vocational education in the health care industry. To expand our and the VIE's business into vocational education, Lishui Mengxiang entered into definitive agreements to acquire 100% of the equity interests of Beijing P.X. on January 1, 2022, which was a wholly-owned subsidiary of Beijing S.K. at the time, so that after the transaction, Lishui Mengxiang through its shareholding of Beijing P.X. would in turn hold 100% of the equity interests of Chuangmei Weiye and Hainan Jiangcai, and 100% of the sponsorship interests of Langfang School. The acquisition was completed in May 2022. As of the date of the annual report on Form 20-F, the administrative procedures with the PRC governmental authorities to amend the registration reflecting the result of the acquisition of Langfang School have not been completed due to the internal procedures of the competent authorities and we are still in the process of active communication with such local authorities. On November 5, 2023, Lishui Mengxiang elected to exercise the right to sell 100% of the equity interests of Chuangmei Weiye back to Beijing S.K. and its affiliates pursuant to that certain supplementary agreement by and among Lishui Mengxiang, Beijing S.K., certain affiliates of Beijing S.K. and Beijing P.X. dated August 20, 2023, primarily due to the substantial amount of Chuangmei Weiye’s historical debts. The equity interests of Chuangmei Weiye were transferred back to Beijing S.K.’s affiliates at a price of RMB6.36 million and the transfer was completed on November 9, 2023. After the transaction, the amount of RMB6.36 million has been added to the total debts owed by Beijing S.K. to Lishui Mengxiang. On January 6, 2023, Beijing P.X established Hebei Chuangxiang, a human resources services provider for internship and employment recommendations, as its wholly-owned subsidiary to expand our comprehensive human resources services business.

On June 30, 2020, the Standing Committee of the National People’s Congress of the PRC (the “Standing Committee of the NPC”), promulgated the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region, or the Law of PRC on Safeguarding National Security in Hong Kong, the interpretation of which involves a degree of uncertainty. The PRC government has also announced recently that it would step up supervision of overseas listed PRC businesses, and check sources of funding for securities investment and control leverage ratios. The PRC government has also opened a probe into several U.S.-listed technology companies focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the PRC Data Security Law, how companies collect, store, process and transfer personal data. Currently these laws (other than the Law of the PRC on Safeguarding National Security in Hong Kong) are expected to apply to China domestic businesses, rather than businesses in Hong Kong which operate under a different set of laws from China. However, there can be no assurance that the government of Hong Kong will not enact similar laws and regulations applicable to companies operating in Hong Kong. For example, the PRC government may pressure the government of Hong Kong to enact similar laws and regulations to those in the PRC, which may seek to exert control over offerings conducted overseas by Hong Kong companies. If any or all of the foregoing were to occur, and if our Hong Kong subsidiary elects to carry out substantive business activities in the future, it could lead to a material adverse change in our operations and limit or hinder our ability to offer securities to overseas investors or remain listed in the United States, which could cause the value of our ADSs to significantly decline or become worthless. See “Risk Factors—Risks Relating to Doing Business in China—Implementation of the Law of the PRC on Safeguarding National Security in Hong Kong involves uncertainty, and the recent policy pronouncements by the PRC government regarding business activities of U.S.-listed PRC businesses may negatively impact Lixiang’s existing and future operations in Hong Kong.”

The following diagram illustrates the corporate structure of us, our subsidiaries and the VIEs, as of the date of the annual report:

Lixiang Education Holding Co., Ltd. ("the Company")
(Cayman Islands)
100%
Lianwai investment Co., Ltd.
(British Virgin Islands)
100%
Hong Kong Mengxiang Education Development Group Limited
(Hong Kong)
100%
Outside China
Inside China
Liandu WFOE
(PRC)
100%
100%
Xianke
(PRC)
Hangzhou Youxi
(PRC)
Ms. Fen Ye
Ms. Hong Ye
95%
5%
Beijing R.R.Z. (3)
(PRC)
Beijing C.A. (3)
(PRC)
42%
15%
Lishui Mengxiang
(PRC)
100%
43%
Lishui International School(1)
(PRC)
Beijing P.X.(2)
(PRC)
Beijing Xinxiang(3)
(PRC)
100%
100%
Langfang School
(PRC)
Hainan Jiangcai
(PRC)
Hebei Chuangxiang
(PRC)
Contractual arrangements
Equity interest
Sponsorship interest (4)

Notes:

(1)	Lishui Mengxiang holds 100% of the sponsorship interests of Lishui International School. On April 2, 2024, Liandu WFOE entered into a series of contractual arrangements with respect to the operation of Lishui International School, pursuant to which Lishui Mengxiang’s sponsorship interests of Lishui International School became effective on June 25, 2023. As of the date of the annual report on form 20-F, Lishui International School has two classes, nine teachers, and a total of 14 faculty members.

(2)	Beijing P.X. holds 100% of the sponsorship interests of Langfang School. Liandu WFOE entered into a series of contractual arrangements with respect to the operation of Langfang School on March 28, 2023. The contractual arrangements took effect on January 1, 2022. As of the date of the annual report, Langfang City has not released any detailed rules on classification registration of private schools and we have not received any relevant notice from the competent authorities of Langfang City since January 1, 2022 when Beijing P.X. began to hold the whole sponsorship interests of Langfang School. On January 6, 2023, Beijing P.X. established a wholly-owned subsidiary, Hebei Chuangxiang, a human resources services provider for internship and employment recommendations.

(3)	Lishui Mengxiang holds 43% equity interests of Beijing Xinxiang. Beijing R.R.Z. holds 42% equity interests of Beijing Xinxiang. The management team of Beijing Xinxiang formed Beijing Chuang’ao Technology Center (L.P.) (“Beijing C.A.”), holding 15% equity interests of Beijing Xinxiang. Given that the board of directors of Beijing Xinxiang consists of five members, three of which shall be appointed by Lishui Mengxiang, we are regarded as the primary beneficiary of Beijing Xinxiang through Lishui Mengxiang under U.S. GAAP as Lishui Mengxiang holds more than half of the voting power in the board of directors of Beijing Xinxiang. Therefore, the financial statements of Beijing Xinxiang are consolidated in our annual report on Form 20-F for the year ended December 31, 2023.

(4)	According to PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” instead of “owners” or “shareholders.” The economic substance of “sponsorship” with respect to private schools is substantially similar to that of ownership with regard to legal, regulatory and tax matters. However, the differences between sponsorship and equity ownership can be found in the specific provisions of the laws and regulations applicable to sponsors and owners, such as provisions regarding the right to receive returns on investment and the right to the distribution of residual properties upon termination and liquidation.

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

2023 Private Placement

On August 25, 2023, we entered into a share subscription agreement with each of Xiaoxiong Li, Haibin Gong, Yiqiang Dong, Huafeng Hong, Kin Mang Kung, Shulin Gong, Kim Tuk Yeung, Qunzhu Dong, Jinglong Hong and Canghai Hong (collectively, the “Purchase Agreements”), pursuant to which we agreed to issue and sell to such individual investors a total of 50,000,000 ordinary shares with a par value of US$0.0001 each of the Company, in the aggregate consideration of US$6,000,000. Additionally, we filed a registration statement with the SEC covering the resale of the ADSs representing the ordinary shares that would be issued to such investors under the Purchase Agreements. After such registration statement was declared effective by the SEC and a final prospectus in connection therewith was filed and the other conditions set forth in the Purchase Agreements were satisfied, we issued and sold the 50,000,000 ordinary shares to be represented by ADSs to the investors and the transaction was closed on October 6, 2023.

Reverse Stock Split

On May 3, 2023, the Company was first notified by the Nasdaq Stock Market LLC (“Nasdaq”) of its failure to maintain a minimum bid price of US$1.00 per share for 30 consecutive trading days under Nasdaq Listing Rules 5450(a)(1) (the “Bid Price Rule”), and was given its first 180-day extension, or until October 30, 2023 to regain compliance. On November 30, 2023, the Company was granted an exception until January 31, 2024, to effect a reverse stock split and thereafter regain compliance with the Bid Price Rule. Effective January 3, 2024, the Company effected a 1-for-2 reverse stock split.

On January 24, 2024, the Company received a letter from the Nasdaq Hearing Panel (the “Panel”), notifying the Company that it has regained compliance with the Bid Price Rule, as required by the Panel’s decision dated November 30, 2023. Accordingly, the Panel determined to continue the listing of the Company’s securities on Nasdaq and this matter was closed.

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

Company/School	License/Permission	Issuing Authority	Validity
Liandu WFOE	Business License	Market Supervision Administration of Lishui City	Until October 9, 2068

Xianke	Business License	Market Supervision Administration of Jingning Shezu Autonomous County	Long-term

	Food Operation License	Market Supervision Administration of Jingning Shezu Autonomous County	Until August 24, 2025

Hangzhou Youxi	Business License	Market Supervision Administration of Hangzhou City	Long-term

Lishui Mengxiang	Business License	Market Supervision Administration of Lishui City	Until August 16, 2051

Qingtian International School	Public Institution Legal Person Certificate	Registration Administration of Public Institutions of Qingtian County	Until August 1, 2024

	Permit for Establishment of Privately-run Schools	Qingtian Education Bureau	Until July 31, 2029

	Food Operation License	Market Supervision Administration of Qingtian County	Until September 8, 2026

Beijing Xinxiang	Business License	Market Supervision Administration of Chaoyang District, Beijing	Until February 13, 2062

Beijing P.X.	Business License	Market Supervision Administration of Dongcheng District, Beijing	Until December 22, 2051

Hainan Jiangcai	Business License	Market Supervision Administration of Hainan Province	Long-term

Langfang School	Registration Certificate for Private Non-enterprise Entities	Administrative Examination and Approval Bureau of Langfang City	Until July 7, 2027

	Permit for Establishment of Privately-run Schools	Department of Human Resources and Social Security of Hebei Province	Until August, 2025

	Food Operation License	Administrative Examination and Approval Bureau of Anci District, Langfang City	Until October 15, 2027

Chuangmei Weiye	Business License	Market Supervision Administration of Chaoyang District, Beijing	Until January 4, 2042

	Labor Dispatch Operation License	Human Resources and Social Security Bureau of Dongcheng District, Beijing	Until November 26, 2025

	Human Resources Service License	Human Resources and Social Security Bureau of Dongcheng District, Beijing	Until March 29, 2026

Hebei Chuangxiang	Business License	China (Hebei) Pilot Free Trade Zone Zhengding Area Management Committee	Long-term

	Labor Dispatch Operation License	China (Hebei) Pilot Free Trade Zone Zhengding Area Management Committee	Until February 27, 2026

	Human Resources Service License	China (Hebei) Pilot Free Trade Zone Zhengding Area Management Committee	Until January 9, 2028

Lishui International School	Social Service Institution Registration Certificate	Civil Affairs Bureau of Lishui City	Until June 24, 2028

	Permit for Establishment of Privately-run Schools	Lishui Education Bureau	Until May 31, 2026

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

As of the date of the annual report on Form 20-F, the administrative procedures for changing the sponsor of Langfang School with the PRC governmental authorities, especially for renewing the Permit for Establishment of Privately-run Schools, have not been completed due to the internal procedures of the competent authorities and we and the VIEs are still in the process of active communication with such local authorities. The adjustment of the cooperation arrangement between Beijing P.X. and Hainan Communication Senior Technical School (海南省交通高级技工学校) (“Hainan Technical School”) for compliance purposes has not been completed.

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

Regulatory Approval from the China Securities Regulatory Commission

As advised by our PRC legal counsel, Beijing DeHeng Law Offices, as of the date of this annual report, approvals from the China Securities Regulatory Commission, or CSRC, since we are existing listed enterprises, we are not required to fulfill the filing procedures with the CSRC for our initial public offering in 2020. Besides, we have submitted the filing documents to the CSRC in respect of the 2023 Private Placement. As of the date of the annual report, we have not received any notice or determination from the CSRC confirming that we have completed our filing procedures. It is uncertain whether such filing can be completed or how long it will take to complete such filing. Any delay in completing such filing procedures might affect the other filing procedures with respect to other applicable circumstances, under the Trial Measures in the future, such as the secondary listing, primary listing, spin-off listing and making overseas offering and listing anew after being delisted from an overseas exchange, which might affect our future public market financings and capital market transactions.

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

In addition, on February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. Subsequently, the CSRC circulated a series of supporting guidance rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of CSRC, or collectively, the Guidance Rules and Notice. These new regulations propose to establish a new filing-based regime to regulate overseas offerings and listings by Chinese domestic companies.

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

Our financial statements contained in this annual report on Form 20-F for the fiscal years ended December 31, 2021 and 2022 have been audited by WWC Professional Corporation Limited, or WWC, P.C., an independent registered public accounting firm headquartered in the United States and is among the public accounting firms that are registered with the Public Company Accounting Oversight Board of the United States, or the PCAOB. Our financial statements contained in this annual report on Form 20-F for the fiscal year ended December 31, 2023 have been audited by Audit Alliance LLP, an independent registered public accounting firm headquartered in Singapore and is among the public accounting firms that are registered with the PCAOB. Such PCAOB-registered accounting firms are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This list does not include WWC, P.C. or Audit Alliance LLP. As of the date of the annual report, our listing is not affected by the Holding Foreign Companies Accountable Act, or the HFCAA, and related regulations. However, the recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the stock exchange. If, in the future, we are identified by the SEC for two consecutive years as a commission-identified issuer whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States, and this ultimately could result in our ADSs being delisted.

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

Risks Relating to Our Business and Industry

●	Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. See “Risk Factors—Risks Relating to Our Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the 2021 Implementation Rules for Private Education Laws has materially and adversely affected and may materially and adversely affect our and the VIEs’ business, financial condition, results of operations and prospect.”

●	We are in the process of filing the relevant application pursuant to the national and local regulations. See “Risk Factors—Risks Relating to Our Business and Industry—We and the VIEs are in the process of filing the relevant application pursuant to the national and local regulations (including Zhejiang Province and Lishui City, as well as Hebei Province) of classification registration of private schools. Loss of taxes and fees may incur in the process, which may have an adverse impact on Qingtian International School’s and Langfang School’s operations.”

●	We may not be able to successfully integrate businesses operated by Qingtian International School, Lishui International School, Vocational Education Services Providers, Chuangmei Weiye and Hebei Chuangxiang. See “Risk Factors—Risks Relating to Our Business and Industry—We and the VIEs may not be able to successfully integrate businesses operated by Qingtian International School, Lishui International School, Vocational Education Services Providers, Chuangmei Weiye and Hebei Chuangxiang, which may cause us to lose the anticipated benefits from such business expansions and to incur significant additional expenses.”

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our auditor for two consecutive years. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. As of the date of the annual report, our auditor is not determined by the PCAOB that it is unable to inspect or investigate completely and our listing is not affected by the Holding Foreign Companies Accountable Act and related regulations. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit of our financial statements. See “Risk Factors—Risks Relating to Our Business and Industry—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our auditor for two consecutive years. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

●	We and the VIEs are and may be in the future involved in legal and other disputes and claims arising out of our and VIEs’ operations from time to time. See “Risk Factors—Risks Relating to Our Business and Industry—We and the VIEs are and may be in the future involved in legal and other disputes and claims arising out of our operations from time to time.”

Risks Relating to Our Corporate Structure

●	We may be subject to severe penalties if the PRC government finds that the agreements that establish the structure for operating our and the VIEs’ business in China do not comply with applicable PRC laws and regulations. See “Risk Factors—Risks Relating to Our Corporate Structure—Our and the VIEs’ private education service business is subject to extensive regulation in China. We and the VIEs may be subject to severe penalties if the PRC government finds that the agreements that establish the structure for operating our and the VIEs’ business in China do not comply with applicable PRC laws and regulations.”

●	Our contractual arrangements may not be as effective in providing control over the VIEs as equity ownership. See “Risk Factors—Risks Relating to Our Corporate Structure—Our contractual arrangements may not be as effective in providing control over the VIEs as equity ownership” and “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and our ADSs or ordinary shares may decline in value or become worthless.”

●	We may have to incur additional costs and expend substantial resources to enforce our contractual arrangements. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. In the event that we are unable to enforce these contractual arrangements, we may not be able to exert effective control over the VIEs for an extended period of time or we may be permanently unable to exert control over the VIEs. See “Risk Factors—Risks Relating to Our Corporate Structure—We may have to incur additional costs and expend substantial resources to enforce our contractual arrangements, temporarily or permanently lose control over our primary operations or lose access to our primary sources of revenue, if the VIEs or their respective ultimate shareholders fail to perform their obligations under our contractual arrangements.”

●	We rely on dividends and other payments from Liandu WFOE to pay dividends and other cash distributions to our shareholders. See “Risk Factors—Risks Relating to Our Corporate Structure—We rely on dividends and other payments from Liandu WFOE to pay dividends and other cash distributions to our shareholders.”

●	Qingtian International School, Lishui International School and Langfang School may be subject to limitations on their ability to operate private education or make payments to related parties. See “Risk Factors—Risks Relating to Our Corporate Structure—Qingtian International School, Lishui International School and Langfang Shool may be subject to limitations on their ability to operate private education or make payments to related parties.”

Risks Relating to Doing Business in China

●	The inherent uncertainties in the PRC legal system could materially and adversely affect us. The PRC legal system continues to evolve rapidly. The interpretations of such laws and regulations may not always be consistent, and enforcement of these laws and regulations involves significant uncertainties and can change quickly with little advance notice, any of which could limit the available legal protections. See “Risk Factors—Risks Relating to Doing Business in China—The inherent uncertainties in the PRC legal system could materially and adversely affect us.”

●	Investors in the ADSs and the business of us and the VIEs face potential uncertainty from the PRC government’s policy. Adverse changes in the PRC economic, political and social conditions as well as laws and government policies, may materially and adversely affect our and the VIEs’ business, financial condition, results of operations and growth prospects. See “Risk Factors—Risks Relating to Doing Business in China—Adverse changes in the PRC economic, political and social conditions as well as laws and government policies, may materially and adversely affect our and the VIEs’ business, financial condition, results of operations and growth prospects.”

●	PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries or VIEs. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries or VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our and the VIEs’ business.”

●	Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors—Risks Relating to Doing Business in China—Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or the VIE or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

●	There is significant uncertainty about the application and interpretation of the Law on the Promotion of Private Education, the 2021 Implementation Rules and their detailed implementation rules and regulations. See “Risk Factors—Risks Relating to Doing Business in China—Based on the recent development of PRC law, there is significant uncertainty about the application and interpretation of the Law on the Promotion of Private Education, the 2021 Implementation Rules and their detailed implementation rules and regulations. We and the VIEs may be subject to significant limitations on our ability to engage in the private education business, acquire private schools, or receive payments from the VIEs and may otherwise be materially and adversely affected by changes in PRC laws and regulations.”

●	To the extent cash is generated in our PRC Subsidiaries or the VIEs, and may need to be used to fund operations outside of mainland China, such funds may not be available due to limitations placed by the PRC government. Furthermore, to the extent assets (other than cash) in our or the VIEs’ business are located in the PRC or held by a PRC entity, the assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries and the VIEs to transfer assets by the PRC government. If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiary in the future, and to the extent cash is generated in our Hong Kong subsidiary, and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries and the VIEs to transfer funds or assets by the PRC government. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions or limitations on our ability to transfer or distribute cash within its organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong and adversely affect its business. See “Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.”

Risks Relating to Our ADSs

●	The trading price of our ADSs may be volatile and the voting rights of holders of our ADSs are limited by the terms of the deposit agreement. See “Risk Factors—Risks Relating to Our ADSs—The trading price of our ADSs may be volatile, which could result in substantial losses to you,” “Risk Factors—Risks Relating to Our ADSs—The voting rights of holders of our ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the ordinary shares represented by your ADSs are voted,” and “Risk Factors—Risks Relating to Our ADSs—The depositary shall deem you to have instructed the depositary to give us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not give timely voting instructions to the depositary to direct how the ordinary shares underlying your ADSs are voted, except in limited circumstances, which could adversely affect your interests.”

Financial Information Related to the VIEs

The following table presents the condensed consolidating schedule of financial position of our parent company, VIEs and their consolidated subsidiaries, Liandu WFOE that is the primary beneficiary of the VIEs, and other subsidiaries as of the December 31, 2022 and 2023.

	As of December 31, 2022
Condensed Consolidating Schedule of Financial Position	Parent	VIEs and their consolidated subsidiaries	Liandu WFOE which is the primary beneficiary of the VIEs	Other subsidiaries	Elimination adjustment	Total
	RMB
Assets
Cash and cash equivalents	210,769,439	32,873,528	1,026,430	1,601,045	-	246,270,442
Inter-group balance due from VIEs and subsidiaries of continuing operation	7,686	57,331,944	16,855,664	50,350,000	(124,545,294)	-
Prepayments and other current assets	-	74,180,309	27,594	1,298,263	-	75,506,166
Other current assets	-	11,148	1,156,628	-	-	1,167,776
Investment deficit in subsidiaries and VIEs	84,528,603	-	-	-	(84,528,603)	-
Current assets belong to discontinued operation	-	6,609,704	-	-	-	6,609,704
Total current assets	295,305,728	171,006,633	19,066,316	53,249,308	(209,073,897)	329,554,088

Property and equipment, net	-	159,226,997	-	882,112	-	160,109,109
Land use right	-	35,820,632	-	-	-	35,820,632
Goodwill	-	70,369,837	-	-	-	70,369,837
Other non-current assets	-	7,582,202	-	318,656	2,802,091	10,702,949
Investments in subsidiaries	-	-	3,903,286	648,631	(4,551,917)	-
Non-current assets belong to discontinued operation	-	2,369,839	-	-	-	2,369,839
Total non-current assets	-	275,369,507	3,903,286	1,849,399	(1,749,826)	279,372,366

Total assets	295,305,728	446,376,140	22,969,602	55,098,707	(210,823,723)	608,926,454

Short-term borrowings	-	61,000,000	-	-	-	61,000,000
Inter-group balance due to VIEs and subsidiaries of continuing operation	42,307,875	35,000,000	34,000,406	7,687	(111,315,968)	-
Accrued liabilities and other current liabilities	-	14,207,561	567,687	-	-	14,775,248
Other current liabilities	55,717	19,826,532	1,537,396	1,228,414	-	22,648,059
Investment deficit in subsidiaries and VIEs	-	-	-	-	-
Amounts due to related party	-	323,400	-	-	-	323,400
Amounts due to Affected Entity, current	-	21,225,707	16,531	2,342,668	-	23,584,906
Current liabilities belong to discontinued operations	-	11,762,881	-	-	-	11,762,881
Total current liabilities	42,363,592	163,346,081	36,122,020	3,578,769	(111,315,968)	134,094,494

Amounts due to Affected Entity, non-current	-	194,552,414	151,519	21,472,630	-	216,176,563
Other non-current liabilities	-	4,808,380	-	-	-	4,808,380
Non-current liabilities belong to discontinued operations	-	356,250	-	-	-	356,250
Total non-current liabilities	-	199,717,044	151,519	21,472,630	-	221,341,193

Total liabilities	42,363,592	363,063,125	36,273,539	25,051,399	(111,315,968)	355,435,687

Non-controlling interests	-	548,631	-	-	-	548,631
Total shareholders’ equity (deficit)	252,942,136	83,313,015	(13,303,937)	30,047,308	(99,507,755)	253,490,767

	As of December 31, 2023
Condensed Consolidating Schedule of Financial Position	Parent	VIEs and their consolidated subsidiaries	Liandu WFOE which is the primary beneficiary of the VIEs	Other subsidiaries	Elimination adjustment	Total
	RMB
Assets
Cash and cash equivalents	212,847,187	11,801,953	1,310,004	1,081,107	-	227,040,251
Inter-group balance due from VIEs and subsidiaries of continuing operation	42,496,200	14,585,744	16,876,506	31,904,317	(105,862,767)	-
Prepayments and other current assets	-	5,180,474	58,187	954,883	-	6,193,544
Other current assets	-	9,380	886,895	-	-	896,275
Amounts due from related party	-	10,750,000	-	-	-	10,750,000
Current assets belong to discontinued operation	-	-	-	-	-	-
Total current assets	255,343,387	42,327,551	19,131,592	33,940,307	(105,862,767)	244,880,070

Property and equipment, net	-	150,806,607	-	742,979	-	151,549,586
Land use right	-	34,873,935	-	-	-	34,873,935
Goodwill	-	-	-	-	-	-
Other non-current assets	-	2,480,864	-	186,615	-	2,667,479
Investments in subsidiaries	-	-	384,566	2,472,760	(2,857,326)	-
Non-current assets belong to discontinued operation	-	-	-	-	-	-
Total non-current assets	-	188,161,406	384,566	3,402,354	(2,857,326)	189,091,000

Total assets	255,343,387	230,488,957	19,516,158	37,342,661	(108,720,093)	433,971,070

Short-term borrowings	-	74,000,000	-	-	-	74,000,000
Inter-group balance due to VIEs and subsidiaries of continuing operation	43,765,484	15,500,000	33,750,406	-	(93,015,890)	-
Accrued liabilities and other current liabilities	-	5,946,598	-	1,244	-	5,947,842
Other current liabilities	56,662	13,794,749	980,457	412,086	-	15,243,954
Investment deficit in subsidiaries and VIEs	54,111,743	-	-	-	(54,111,743)
Amounts due to related party	-	8,000,000	-	-	-	8,000,000
Amounts due to Affected Entity, current	-	-	-	-	-	-
Current liabilities belong to discontinued operations	-	-	-	-	-	-
Total current liabilities	97,933,889	117,241,347	34,730,863	413,330	(147,127,633)	103,191,796

Amounts due to Affected Entity, non-current	-	162,500,961	-	11,179,402	-	173,680,363
Other non-current liabilities	-	-	-	-	-	-
Non-current liabilities belong to discontinued operations	-	-	-	-	-	-
Total non-current liabilities	-	162,500,961	-	11,179,402	-	173,680,363

Total liabilities	97,933,889	279,742,308	34,730,863	11,592,732	(147,127,633)	276,872,159

Non-controlling interests	-	(310,587)	-	-	-	(310,587)
Total shareholders’ equity (deficit)	157,409,498	(49,253,351)	(15,214,705)	25,749,929	38,407,540	157,098,911

The following table presents the condensed consolidating schedule of results of operations and cash flows of our parent company, VIEs and their consolidated subsidiaries, Liandu WFOE that is the primary beneficiary of the VIEs, and other subsidiaries for the years ended December 31, 2021, 2022 and 2023.

	For the year ended December 31, 2021
Condensed Consolidating Schedule of Results of Operations	Parent	VIEs and their consolidated subsidiaries	Liandu WFOE which is the primary beneficiary of the VIEs	Other subsidiaries	Elimination adjustments	Total
	RMB
Continuing operations
Revenue	—	20,112,033	3,459,777	10,864,732	230	34,436,772
Cost of revenue	—	(10,419,986)	(2,210,487)	(4,725,977)	—	(17,356,450)
General and administrative expenses	(1,059,294)	(9,601,120)	(6,327,602)	(1,384,517)	(230)	(18,372,763)

(Loss)/Income from operations	(1,059,294)	90,927	(5,078,312)	4,754,238	—	(1,292,441)

Other expense, net	—	(558,309)	(14,640)	(38,445)	2,823,630	2,212,236
Equity in (loss)/profit of subsidiaries and VIEs, net	(242,760,667)	—	4,045,103	1,047,849	237,667,715	—

(Loss)/Income before income tax expenses	(243,819,961)	(467,382)	(1,047,849)	5,763,642	240,491,345	919,795

Income tax expense	—	—	—	(670,976)	—	(670,976)

(Loss)/Income from continuing operations, net of tax	(243,819,961)	(467,382)	(1,047,849)	5,092,666	240,491,345	248,819

Loss from discontinued operation, net of tax	—	(244,068,780)	—	—		(244,068,780)

Net (loss)/income	(243,819,961)	(244,536,162)	(1,047,849)	5,092,666	240,491,345	(243,819,961)
Condensed Consolidating Schedule of Cash Flows
Net cash (used in)/provided by operating activities	(2,290,367)	29,764,431	(1,397,532)	3,040,518	1,490,550	30,607,600
Net cash used in investing activities	—	(153,593,942)	(423,550)	(1,153,024)	120,000	(155,050,516)
Net cash provided by financing activities	—	115,671,061	—	120,000	(120,000)	115,671,061
Effect of exchange rate changes on cash and cash equivalents	(3,088,575)	—	—	(6,903)	(1,490,550)	(4,586,028)
Net changes in cash and cash equivalents	(5,378,942)	(8,158,450)	(1,821,082)	2,000,591	—	(13,357,883)
Cash and cash equivalents at the beginning of year	200,108,273	9,611,773	2,880,261	169,399	—	212,769,706
Cash and cash equivalents at the end of year	194,729,331	1,453,323	1,059,179	2,169,990	—	199,411,823

	For the year ended December 31, 2022
Condensed Consolidating Schedule of Results of Operations	Parent	VIEs and their consolidated subsidiaries	Liandu WFOE which is the primary beneficiary of the VIEs	Other subsidiaries	Elimination adjustment	Total
	RMB
Continuing operation
Revenue	-	38,096,542	3,257,199	-	-	41,353,741
Cost of revenue	-	(38,988,285)	(1,397,604)	(19,073)	-	(40,404,962)
General and administrative expenses	(2,360,615)	(43,124,641)	(553,351)	(467,924)	-	(46,506,531)
Sales and marketing expenses	-	(61,645)	-	-	-	(61,645)
Income from operations	(2,360,615)	(44,078,029)	1,306,244	(486,997)	-	(45,619,397)
Other income, net	12,107	35,717,046	16,757	2,109	-	35,748,019
Equity in loss of subsidiaries and VIEs, net	(5,441,353)	-	(470,467)	(852,534)	6,764,354	-
Income before income tax expenses	(7,789,861)	(8,360,983)	852,534	(1,337,422)	6,764,354	(9,871,378)
Income tax expense	-	(58,664)	-	10,273	-	(48,391)
Income from continuing operations, net of tax	(7,789,861)	(8,419,647)	852,534	(1,327,149)	6,764,354	(9,919,769)
Income from discontinued operations, net of tax	-	1,828,539	-	-	-	1,828,539
Net (loss)/income	(7,789,861)	(6,591,108)	852,534	(1,327,149)	6,764,354	(8,091,230)

Condensed Consolidating Schedule of Cash Flows
Net cash (used in)/provided by operating activities	(1,900,037)	43,586,442	(32,749)	(685,955)	-	40,967,701
Net cash used in investing activities	-	(456,381)	-	-	-	(456,381)
Net cash used in financing activities	-	(11,218,750)	-	-	-	(11,218,750)
Effect of exchange rate changes on cash and cash equivalents	17,940,145	-	-	117,010	-	18,057,155
Net increase in cash and cash equivalents	16,040,108	31,911,311	(32,749)	(568,945)	-	47,349,725
Cash and cash equivalents at the beginning of year	194,729,331	1,453,323	1,059,179	2,169,990	-	199,411,823
Cash and cash equivalents at the end of year	210,769,439	33,364,634	1,026,430	1,601,045	-	246,761,548
Less cash and cash equivalents of discontinued operations–end of year	-	491,106	-	-	-	491,106
Cash and cash equivalents of continuing operations–end of year	210,769,439	32,873,528	1,026,430	1,601,045	-	246,270,442

	For the year ended December 31, 2023
Condensed Consolidating Schedule of Results of Operations	Parent	VIEs and their consolidated subsidiaries	Liandu WFOE which is the primary beneficiary of the VIEs	Other subsidiaries	Elimination adjustment	Total
	RMB
Continuing operation
Revenue	-	48,374,296	2,441,120	-	-	50,815,416
Cost of revenue	-	(46,182,644)	(662,871)	(4,799)	-	(46,850,314)
General and administrative expenses	(1,292,974)	(110,694,880)	(652,759)	(621,002)	-	(113,261,615)
Sales and marketing expenses	-	(18,300)	-	-	-	(18,300)
(Loss)/income from operations	(1,292,974)	(108,521,528)	1,125,490	(625,801)	-	(109,314,813)
Other income, net	336	8,263,054	569,101	6,693	-	8,839,184
Equity in (loss)/income of subsidiaries and VIEs	(125,338,010)	-	(3,518,720)	1,824,129	127,032,601	-
(Loss)/income before income tax expenses	(126,630,648)	(100,258,474)	(1,824,129)	1,205,021	127,032,601	(100,475,629)
Income tax expense	-	(216,120)	-	(2,903,456)	-	(3,119,576)
(Loss)/income from continuing operations, net of tax	(126,630,648)	(100,474,594)	(1,824,129)	(1,698,435)	127,032,601	(103,595,205)
Loss from discontinued operations, net of tax	-	(23,394,661)	-	-	-	(23,394,661)
Net (loss)/income	(126,630,648)	(123,869,255)	(1,824,129)	(1,698,435)	127,032,601	(126,989,866)

Condensed Consolidating Schedule of Cash Flows
Net cash (used in)/provided by operating activities	(42,725,890)	(16,213,871)	283,574	(543,288)	-	(59,199,475)
Net cash used in investing activities	-	(7,576,283)	-	-	-	(7,576,283)
Net cash provided by financing activities	41,856,435	2,227,473	-	-	-	44,083,908
Effect of exchange rate changes on cash and cash equivalents	2,947,203	-	-	23,350	-	2,970,553
Net increase in cash and cash equivalents	2,077,748	(21,562,681)	283,574	(519,938)	-	(19,721,297)
Cash and cash equivalents at the beginning of year	210,769,439	32,873,528	1,026,430	1,601,045	-	246,270,442
Cash and cash equivalents of discontinued operations–beginning of year	-	491,106	-	-	-	491,106
Cash and cash equivalents at the end of year	212,847,187	11,801,953	1,310,004	1,081,107	-	227,040,251
Less cash and cash equivalents of discontinued operations–end of year	-	-	-	-	-	-
Cash and cash equivalents of continuing operations–end of year	212,847,187	11,801,953	1,310,003	1,081,108	-	227,040,251

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

To the extent cash is generated in our PRC Subsidiaries, and may need to be used to fund operations outside of mainland China, such funds may not be available due to limitations placed by the PRC government. Furthermore, to the extent assets (other than cash) in our business are located in the PRC or held by a PRC entity, the assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries to transfer assets by the PRC government. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Restrictions on currency exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.”

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

The Company may also plan to provide loans to Liandu WFOE and Lishui Mengxiang. According to the current PRC laws and regulations, the maximum amount of the loans provided to a PRC enterprise is up to 3 times (or the prevailing statutory multiples) of the borrower’s net assets set out in its latest audited financial statement. As a result, the loans that the Company may provide to Liandu WFOE and Lishui Mengxiang are in an amount of up to 2 times (or the prevailing statutory multiples) of their respective net assets set out in their latest audited financial statements. Liandu WFOE and Lishui Mengxiang are required to file the information of their cross-border financing arrangements with local branch of the State Administration of Foreign Exchange of the PRC, or the SAFE, after the loan agreements are signed and before three working days prior to the fund withdrawal. In addition, for loans carrying a term of more than one year, Liandu WFOE and Lishui Mengxiang may be required to complete the relevant filing and registration formalities to the National Development and Reform Commission of the PRC, or the NDRC. Currently, the Company’s business operation is conducted through Liandu WFOE’s contractual arrangements with the VIEs and Liandu WFOE does not engage in its own business. As such, Liandu WFOE’s current net assets are in close approximation to its paid-up registered capital. Pursuant to the relevant PRC laws and regulations, the estimated amount of loans the Company will provide to Liandu WFOE will be approximately US$30 million which is 2 times of its current enlarged registered capital, assuming that Liandu WFOE’s net assets set out in its latest audited financial statements equals to its paid-up registered capital at the time when the loans are made.

For the years ended December 31, 2021, 2022 and 2023, the cash flows that have occurred between the Company, the VIEs and their consolidated subsidiaries, Liandu WFOE which is the primary beneficiary of the VIEs, and other subsidiaries are summarized as the following:

	For the years ended December 31,
	2021	2022	2023
		RMB
Cash paid by Lianwai School to other subsidiaries for food procurement service	16,056,452	—	—
Cash transfer from Liandu WFOE to other subsidiaries	—	600,000	—
Cash transfer from Liandu WFOE to VIEs and their consolidated subsidiaries	46,860,000	17,350,000	15,800,000
Cash transfer from VIEs and their consolidated subsidiaries to Liandu WFOE	33,601,578	18,788,590	15,550,000
Cash transfer from other subsidiaries to Liandu WFOE	17,600,000	—	—
Cash transfer from other subsidiaries to VIEs and their consolidated subsidiaries	9,900,000	45,000,000	650,000
Cash transfer from VIEs and their consolidated subsidiaries to other subsidiaries	15,110,752	—	20,150,000

From January 1, 2024 to the date of this annual report, cash is transferred among the Company, Liandu WFOE, the VIEs and their consolidated subsidiaries, in the following manners: (i) Liandu WFOE provided a total of RMB6,145,405 in cash to VIEs and their consolidated subsidiaries and RMB9,350,000 in cash to other subsidiaries; (ii) VIEs and their consolidated subsidiaries provided a total of RMB15,500,000 in cash to Liandu WFOE and RMB100,000 in cash to other subsidiaries; (iii) Other subsidiaries provided a total of RMB100,000 in cash to VIEs and their consolidated subsidiaries; (Ⅳ) Other subsidiaries provided a total of RMB141,950 in cash to Lianwai Investment. The aforementioned cash transfers were generally for working capital purpose among the Liandu WFOE, VIEs and their consolidated subsidiaries, and other subsidiaries.

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

A. Selected Financial Data

The following summary consolidated statements of operations and comprehensive loss for the fiscal years ended December 31, 2021, 2022 and 2023 and summary consolidated balance sheets as of December 31, 2022 and 2023 have been derived from our audited consolidated financial statements included in this annual report on Form 20-F beginning on page F-1. Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States of America, or US GAAP. Our historical results are not necessarily indicative of results expected for future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.

The following table presents our summary consolidated statements of operations and comprehensive loss for the fiscal years ended December 31, 2021, 2022 and 2023.

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2(g))
Net revenues:
Revenue from third parties	8,512,992	40,599,456	50,061,131	7,050,963
Revenue from related parties	906,667	754,285	754,285	106,239
Revenue from affected entity	25,017,113	-	-	-
Total net revenues	34,436,772	41,353,741	50,815,416	7,157,202
Cost of revenues	(17,356,450)	(40,404,962)	(46,850,314)	(6,598,729)
Gross profit	17,080,322	948,779	3,965,102	558,473
Operating expenses:
General and administrative expenses	(18,372,763)	(27,664,531)	(25,445,401)	(3,583,910)
Selling and marketing expenses	-	(61,645)	(18,300)	(2,578)
Impairment loss on goodwill	-	(18,842,000)	(22,677,921)	(3,194,118)
Expected credit loss for receivables and other assets	-	-	(65,138,293)	(9,174,537)
Total operating expenses	(18,372,763)	(46,568,176)	(113,279,915)	(15,955,143)
Operating loss	(1,292,441)	(45,619,397)	(109,314,813)	(15,396,670)
Interest expense	(2,393,178)	(4,014,414)	(3,634,721)	(511,940)
Interest income	14,834	73,705	134,011	18,875
Fair value change gain of contingent consideration	-	22,850,000	-	-
Other income, net	4,590,580	16,838,728	12,339,894	1,738,038
Income/(loss) before income tax expense	919,795	(9,871,378)	(100,475,629)	(14,151,697)
Income tax expenses	(670,976)	(48,391)	(3,119,576)	(439,383)
Income/(loss) from continuing operations, net of tax	248,819	(9,919,769)	(103,595,205)	(14,591,080)
(Loss)/income from discontinued operation, net of tax	(244,068,780)	1,828,539	(23,394,661)	(3,295,070)
Net loss	(243,819,961)	(8,091,230)	(126,989,866)	(17,886,150)
Net loss attributable to Lixiang Education Holding Co., Ltd. shareholders	(243,819,961)	(7,789,861)	(126,630,648)	(17,835,555)
Net loss attributable to non-controlling interests	-	(301,369)	(359,218)	(50,595)
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of nil tax	(4,586,027)	18,057,155	2,970,553	418,394
Comprehensive (loss)/income	(248,405,988)	9,965,925	(124,019,313)	(17,467,756)
Total comprehensive loss attributable to non-controlling interests	-	(301,369)	(359,218)	(50,595)
Total comprehensive (loss)/income attributable to Lixiang Education Holding Co., Ltd. shareholders	(248,405,988)	10,267,294	(123,660,095)	(17,417,161)

Earnings/(loss) per ordinary share attributable to Lixiang Education Holding Co., Ltd. shareholders from continuing operations	0.00	(0.15)	(1.32)	(0.19)
—Basic and diluted
(Loss)/Earnings per ordinary share attributable to Lixiang Education Holding Co., Ltd. shareholders from discontinued operation	(3.66)	0.03	(0.30)	(0.04)
—Basic and diluted
Weighted average number of ordinary shares outstanding	66,667,000	66,667,000	78,584,808	78,584,808

The following table presents our summary consolidated balance sheet data as of December 31, 2022 and 2023.

	As of December 31,
	2022	2023
	RMB	RMB	US$
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	246,270,442	227,040,251	31,977,951
TOTAL ASSETS	608,926,454	433,971,070	61,123,547
TOTAL LIABILITIES	355,435,687	276,872,159	38,996,628
Ordinary shares (USD$0.0001 par value; 500,000,000 shares authorized, 66,667,000 and 116,667,000 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	45,198	81,092	11,422
TOTAL SHAREHOLDERS’ EQUITY	253,490,767	157,098,911	22,126,919

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

On April 7, 2021, the State Council promulgated the 2021 Implementation Rules for Private Education Laws, which became effective on September 1, 2021. The 2021 Implementation Rules impose restrictions on the operation and management of private schools and the capital operation of private education. Pursuant to the 2021 Implementation Rules, (i) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education; (ii) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc.; (iii) private schools providing compulsory education shall not conduct any transaction with any interested related party; and (iv) for any change of school sponsor of a private school, an alteration agreement shall be entered into but shall not involve the legal property of the school, nor shall it affect the development of the school, or damage the rights and interests of teachers and students; the existing school sponsor may, in accordance with its lawful rights and interests, enter into agreements with the successional school sponsor to stipulate the income from the alteration.

The 2021 Implementation Rules have had significant impacts on our and the VIEs’ business operations and our results of operations. As a result of the effectiveness of the 2021 Implementation Rules, we have lost control over Lianwai School which primarily provides primary and middle education to the students. We had ceased to recognize revenues for all activities related to Lianwai School and had discontinued all business activities with Lianwai School by August 31, 2021. We deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements. To minimize disruptions to existing students enrolled in Lianwai School, we and the VIEs continued to offer essential services to the students. As a result, our and the VIEs’ ability to engage in the private not-for-profit education in China has been materially and adversely affected, and we cannot assure you that we will be able to restore such ability, which could materially and adversely affect our and the VIEs’ business, prospects, results of operations and financial condition. We and the VIEs have established an education services network through Liandu WOFE and its subsidiaries in which Lixiang holds equity ownership interests, and their contractual arrangements, commonly known as the VIE structure, with the VIEs incorporated in China. For details regarding the changes of our subsidiaries and the VIEs, see “Item 4. Information on the Company—A. History and Development of the Company.”

There are substantial uncertainties regarding the interpretation and application of the Decision, the current Promotion Law, the Opinions and the 2021 Implementation Rules, which affect or may affect our industry as a whole or the schools, including Lianwai School and its subsidiaries, Qingtian International School, Lishui International School and Langfang School. Such uncertainties include, among others:

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

Furthermore, our contractual arrangements may be regarded as related party transactions of Qingtian International School, Lishui International School and Langfang School, and we may incur substantial compliance costs for establishing disclosure mechanisms and undergoing review by the relevant government authorities. Such process may not be in our control and may be highly complicated and burdensome and may divert management attention. Government authorities may, during their review process, compel us to make modifications to our contractual arrangements for whatever reason, which may in turn adversely affect the operation of our contractual arrangements. Government authorities may find that one or more agreements underlying our contractual arrangements do not comply with applicable PRC laws and regulations and may subject us to severe penalties, resulting in material adverse impact on our operation and financial condition.

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

The local governments and their education authorities will generally issue detailed rules, guidelines or opinions on the interpretation, application and implementation of the upper-level laws after they come into effect, and the local government and education authorities in Zhejiang Province (in the case of Qingtian International School and Lishui International School) and Hebei Province (in the case of Langfang School) have not yet issued such rules, guidelines or opinions on the interpretation, application and implementation of the 2021 Implementation Rules as of the date of this annual report on Form 20-F. We’ve been closely monitoring the developments of the 2021 Implementation Rules and are carefully evaluating the possible impact of the 2021 Implementation Rules on our and the VIEs’ business development and financial performance. There is no expected timeline for the local government and education authorities to release such rules, guidelines or opinions. We are also proactively seeking guidance from and cooperating with the local governments and their education authorities in connection with our efforts to comply with the 2021 Implementation Rules and any related rules and regulations.

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

As of the date of the annual report, we have not received any formal notice from the competent authorities of Qingtian County requesting us to conduct the classified registration of private schools. However, given that Qingtian International School is a non-state public institution legal person, and it has been classified as a non-profit private school by Qingtian Education Bureau according to its Permit for Establishment of Privately-run Schools renewed in 2023, it may not need to go through additional registration procedures.

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

Lishui International School is not subject to the risk of loss of taxes and fees that may incur in the process of filing the relevant application pursuant to the national and local regulations (including Zhejiang Province and Lishui City) on the classification registration of private schools. Lishui International School has already been registered as a non-profit private school at the time of its establishment and is in compliance with the Classification Registration Rules, and therefore is not required to take extra steps of registration.

We and the VIEs may be unable to maintain or raise the tuition, meal and accommodation service fees as planned.

We derive the majority of our revenue from tuition, meal and accommodation service fees. We determine the rates of the tuition or other fees for our schools primarily based on limits, guidelines and requirements set by the authorities and commercial considerations such as the demand for our and the VIEs’ educational programs, cost of revenues, the tuition charged by our competitors, our pricing strategy, the economic conditions of Lishui City, Zhejiang Province (in the case of Qingtian International School and Lishui International School) and Langfang City, Hebei Province (in the case of Langfang School), and the general economic conditions in China.

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

Qingtian International School and Lishui International School are both educational institutions specialized in providing high school education to students as overseas Chinese returnees. On August 18, 2021, Lishui Mengxiang entered into a sponsorship interests transfer agreement with Qingtian Zhongyi Education Investment in respect of the acquisition of 100% of the sponsorship interests of Qingtian International School, for a total consideration of RMB23 million. On August 24, 2021, the alteration registration of Qingtian International School was completed and Lishui Mengxiang started to hold 100% of the sponsorship interests of Qingtian International School. The transaction was closed in November 2021. Qingtian International School had 491 students enrolled and recorded a utilization rate of 60.6% as of September 1, 2023. Lishui International School was established in June 2023 and started to enroll student in September 2023. Lishui International School had 74 students as of September 1, 2023 and it recorded a utilization rate of approximately 92.5% as of September 1, 2023.

Langfang School is a provincial private vocational school approved by the Human Resources and Social Security Department of Hebei Province, integrating academic education and vocational education. Lishui Mengxiang acquired Langfang School in January 2022 and began to hold 100% of the sponsorship interests in Langfang School on January 1, 2022. Langfang School had 1554 students enrolled and it recorded a utilization rate of approximately 60.8% as of September 1, 2023.

If Qingtian International School, Lishui International School and Langfang School are unable to attract and retain students to fully utilize the campuses, they may record lower operation efficiency and we may be unable to benefit from the acquisitions. As a result, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

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

Our competitors that are private schools may offer similar or superior educational programs, with different pricing and service packages that are more appealing than those offered at our school. Some of our competitors that are private schools may have more resources than us and may be able to devote greater resources than we and the VIEs can to the development and promotion of their schools and respond more quickly than we and the VIEs can to changes in student demands, testing materials, admissions standards, market needs or new technology. Our competitors that are public schools may have access to resources that may not be available to private schools and may be able to offer quality educational programs at lower prices than Qingtian International School, Lishui International School and Langfang School. According to the Frost & Sullivan report, tuition charged by public schools is generally lower than tuition charged by private schools, especially premium private schools. In addition, the PRC public education system continues to improve in terms of resources, admission policies and teaching quality and approaches. If public schools relax their admission limitations, offer more diversified curriculum, upgrade their campus facilities or reforms the exam-oriented education approach, they may become more attractive to students, which may lead to increased competition in the education industry.

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

As of the date of the annual report on Form 20-F, the administrative procedures for changing the sponsor of Langfang School with the PRC governmental authorities, especially for renewing the Permit for Establishment of Privately-run Schools, have not been completed due to the internal procedures of the competent authorities and we and the VIEs are still in the process of active communication with such local authorities. If the above administrative procedures cannot be completed, Langfang School might be determined as changing its sponsor without authorization according to the Promotion Law and the 2021 Implementation Rules by the competent authorities, and thus Langfang School, the sponsor and actual controller and members of decision-making institution or supervisory institution of Langfang School shall be subject to administrative punishment. For Langfang School, any unlawful earning shall be confiscated, and if the circumstances are serious, it shall be ordered to stop enrolling students and its business license shall be revoked. In addition, since the former sponsor is still a Langfang School’s registered sponsor with the relevant authorities, if it exercises the rights and interests of sponsor in accordance with relevant laws, regulations and the filed articles of association of Langfang School, the normal operation and management of Langfang School may be affected. The aforesaid rights and interests of the registered sponsor include knowing the operation and financial status of Langfang School, recommending council members and supervisors, and consulting the meeting minutes of the council and the financial/accounting statements of Langfang School. Although we believe that we can currently exert sufficient control over Langfang School, however, if the above situation occurs, we will have to spend additional time and cost to eliminate the relevant adverse effects.

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

We and the VIEs may not be able to successfully integrate businesses operated by Qingtian International School, Lishui International School, Vocational Education Services Providers, Chuangmei Weiye and Hebei Chuangxiang, which may cause us to lose the anticipated benefits from such business expansions and to incur significant additional expenses.

We and the VIEs plan to expand the business and school network by entering into cooperation with third-party school sponsors to establish new schools, in addition to establishing new schools ourselves or acquiring existing schools. We believe we will face challenges in running the newly established school and integrating business operations and management philosophies of the schools we and the VIEs acquired. We and the VIEs may not be able to successfully integrate businesses operated by Qingtian International School, Lishui International School, Vocational Education Services Providers, Chuangmei Weiye and Hebei Chuangxiang, and we may not realize the expected benefits or synergies of the business expansion to the extent, or in the timeframe we anticipated, which may have a material adverse effect on our and the VIEs’ business, financial condition and results of operations.

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

The operations of Qingtian International School, Lishui International School are subject to general conditions and the education industry of Lishui City and/or Zhejiang Province, while the operation of Langfang School is subject to general conditions and the education industry of Langfang City and/or Hebei Province.

Both Qingtian International School and Lishui International School and their operations are currently located in Lishui City, Zhejiang Province. According to the latest census report of Zhejiang Province, the population of Lishui City and Zhejiang Province in 2023 was 2.5 million and 66.3 million, respectively. If Lishui City or Zhejiang Province experiences an event that materially and adversely affects its education industry, such as an economic downturn, a natural disaster or an outbreak of a contagious disease, or if any governmental authorities governing Lishui City or Zhejiang Province adopt regulations that place additional restrictions or burdens on Qingtian International School, Lishui International School or on the education industry in general, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

Langfang School and its operations are currently located in Langfang City, Hebei Province. As of the date of the annual report, according to the latest census report of Hebei Province, the population of Langfang City and Hebei Province in 2023 was 5.5 million and 73.9 million, respectively. If Langfang City or Hebei Province experiences an event that materially and adversely affects its education industry, such as an economic downturn, a natural disaster or an outbreak of a contagious disease, or if any governmental authorities governing Langfang City or Hebei Province adopt regulations that place additional restrictions or burdens on Langfang School or on the education industry in general, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

In addition, given that we and the VIEs mainly offer the education services at Qingtian International School, Lishui International School and Langfang School, any material negative development with respect to Qingtian International School, Lishui International School or Langfang School could have a material adverse effect on our and the VIEs’ business, financial condition and results of operations as a whole.

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

The operations of Qingtian International School and Lishui International School depend on their abilities to promptly and adequately respond to changes in admission requirements for higher-level education, testing materials and technologies.

Our high school students in Qingtian International School and Lishui International School are subject to the National Joint Entrance Examination for overseas Chinese students. The admission scores for the various college schools in China usually change from year to year and so do the admission requirements for overseas universities. Testing materials may also change in terms of focus areas, format and the manner in which such tests are administered. The new examination syllabus implemented in 2021 has greatly reduced the difficulty of the examination. These changes require us to continually update and enhance the courses we and the VIEs offer and to continually train our students to take standardized tests so as to maximize their performance on these tests. In order to enable our students get admission to the prestigious colleges in China, Qingtian International School and Lishui International School are required to offer not only the ordinary PRC high school curriculum program but also the courses designed for the National Joint Entrance Examination for overseas Chinese students. If Qingtian International School and Lishui International School fail to adequately prepare their students for admission tests in the everyday classroom teaching and any test preparation courses they offer, their students’ admissions rates to PRC colleges may decrease and their programs and services may become less attractive to students. Furthermore, if we and the VIEs fail to timely develop and introduce new education services and programs in Qingtian International School and Lishui International School based on the changing education and test standards in China and abroad, our ability to attract and retain students may decrease. As a result, our reputation, business, financial condition and results of operations may be materially and adversely affected.

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

As of December 31, 2021, 2022 and 2023, we had net current liabilities of RMB113 million, net current assets of RMB195 million and net current assets of RMB142 million, respectively. The net current liabilities as of December 31, 2021 was primarily due to the amount due to Lianwai School. Since 2022, to both parties’ consensus, the amount due to Lianwai School would not be settled within one year, and thus, it was classified as non-current liabilities. We cannot assure you that we will not experience periods of net current liabilities in the future. We may record net current liabilities in future periods as we continue to expand. A net current liabilities position could expose us to liquidity risks, constrain our operational flexibility and adversely affect our ability to obtain financing and expand our and the VIEs’ business. There can be no assurance that we will always be able to generate sufficient cash flow from our operations or obtain necessary funding to meet our future financial needs, including repaying our loans upon maturity and finance our capital commitments. If we fail to meet our financial obligations, our and the VIEs’ business, liquidity, financial position and prospects could be materially and adversely affected.

We face risks related to health epidemics, natural disasters or terrorist attacks in China.

We and the VIEs offer accommodation service to our students of Qingtian International School, Lishui International School and Langfang School. Qingtian International School also provides on-campus or nearby off-site accommodation to our teachers and staff. The boarding and accommodation arrangements make our students, teachers and staff vulnerable to outbreaks of health epidemics such as the COVID-19 virus, H1N1 flu virus, avian influenza and severe acute respiratory syndrome, or SARS, and Influenza A virus, such as H5N1 subtype and H5N2 subtype flu viruses, natural disasters, such as earthquakes, floods, landslides, as well as terrorist attacks, other acts of violence or war or social instability, especially when such health epidemics, natural disasters or terrorist attacks take place in our schools or in or near the regions where our schools are located. As a result, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

Since the worldwide outbreak of the COVID-19 pandemic in early 2020, all sectors have been severely affected with no exception to the education industry. In early 2021, WHO announced the variants of the coronavirus causing COVID-19 were discovered in Denmark, the United Kingdom, South Africa and Japan subsequently, which is considered highly contagious and may pose a serious public health threat. To respond to the continuing impact and recurrence of COVID-19 pandemic, the PRC government has imposed various strict measures with the aim to contain the virus and restore the business operation in an orderly manner including, but not limited to, mandatory vaccination requirements, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations. However, the relaxation of the restrictions on economic and social life may lead to development of new cases, which may result in the reimposition of further restrictions. The Baiyun Campus, Yijing Campus—Featured Division resumed normal operation from April 2020. No students withdrew from our schools due to the COVID-19 outbreak. We and the VIEs have taken a series of measures in response to the outbreak to protect our employees, students and teachers in the reopened campuses after the closedown in early 2020, including, among others, checking the temperature of our students, procurement and provision of hand sanitizers and other protective equipment for our employees. The campuses remained in normal operation during 2021, and the students and teachers continued with their on-campus courses in 2021. In 2022, the pandemic situation and the COVID-19 policies in China was changing. In December 2022, the PRC government shifted its COVID-19 policies and eased the pandemic restrictions, which was companioned with a large number of people getting infected of COVID in a short time. To cope with the policy shift and to protect our students and teachers’ health, Qingtian International School stopped on-campus teaching activities and provided off-campus online courses for two weeks in December 2022. Besides, Langfang School provided online courses from March 7, 2022 to June 24, 2022 in the spring semester, and continued the online courses from September 2, 2022 to December 23, 2022 in the fall semester. During the online courses periods, the campus of Langfang School was insulated from the outside and adopted daily disinfection measures. The above online courses are conducted through certain online courses platforms, and are the substitute for on-campus courses in the pandemic situation. Thus, the online courses are distinguished from the online education service which shall be defined as a value-added telecom service, and therefore do not need extra permissions for its operation. Nevertheless, as the students’ enrollment is conducted and the tuition is charged on a semester basis, the COVID-19 outbreak did not have a material long-term impact on our and the VIEs’ financial condition and operation. Although most of the COVID-19 related restrictions previously imposed by the PRC government were lifted in 2023, any future outbreak of public health epidemics may restrict economic activities in affected regions, resulting in reduced business volume, disrupt our and the VIEs’ business operations and adversely affect our results of operations.

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

The educational facilities of our school are limited in space and size which is also subject to regulatory approval from the competent departments in charge of urban and rural planning. We and the VIEs may not be able to admit all qualified students who would like to enroll in our school due to the capacity constraints of our current school facilities. Qingtian International School’s capacity was 810 as of September 1, 2023 and it recorded a utilization rate of approximately 60.6% as of September 1, 2023. Lishui International School’s capacity was 80 as of September 1, 2023 and it recorded a utilization rate of approximately 92.5% as of September 1, 2023. Langfang School’s capacity was 2556 as of September 1, 2023 and it recorded a utilization rate of approximately 60.8% as of September 1, 2023. Hainan Technical School, which is the cooperator of Hainan Jiangcai, has a capacity for enrolling 800 students as of September 1, 2023 and it recorded a utilization rate of approximately 60.0% as of September 1, 2023. We and the VIEs may not be able to expand our capacity at our current campus unless we and the VIEs relocate to other facilities in the local area with more space. If we and the VIEs fail to expand our capacity as quickly as the demand for our services grows, or if we and the VIEs otherwise fail to grow by acquiring or establishing schools and campuses, we and the VIEs could lose potential students to competitors, and our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

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

We and the VIEs are and may be in the future involved in legal and other disputes and claims arising out of our operations from time to time.

We and the VIEs are and may be in the future involved in disputes with and subject to claims by parents and students, teachers and other school personnel, our suppliers, construction companies, third-party sub-contractors and other parties involved in our and the VIEs’ business. On October 12, 2023, Langfang School received a court notice from the People’s Court of Anci District, Langfang City, Hebei Province that Hebei Technical College of Petroleum Profession (河北石油职业技术学院), as the plaintiff, had filed a complaint in relation to its contractual dispute against Langfang School and Beijing S.K.’s affiliates, and the first-instance judgment of the court ruled that Langfang School should, within ten days after the effectiveness of the judgment, pay the plaintiff overdue rental expenses of RMB25,235,000 for the period from January 1, 2022 to August 31, 2023, and continue to pay rent for the period from September 1, 2023 to the date when the lease is terminated. Langfang School filed for a second-instance lawsuit on December 19, 2023. On April 19, 2024, Langfang School received the final judgment that it would not need to pay rental expenses for the period from January 1, 2022 to August 31, 2023 or the period after September 1, 2023, but should vacate the premises in relation to the dispute by July 30, 2024. On December 18, 2023, Lishui Mengxiang, as applicant, filed an arbitration application against Beijing S.K. and its affiliates, as respondents in relation to the breach of the investment cooperation agreement entered into between the two parties on July 27, 2021 and a series of investment supplemental agreement entered into between the two parties during 2022 and 2023. The main arbitration claim was to request the respondents to pay the contract amount of RMB72.41 million and the liquidated damages of RMB20 million. As of the date of this annual report, the case is still in the process of service of arbitration documents. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

There can be no assurance that favorable judgments will be obtained in the above or any future legal and other proceedings, and even if favorable judgments are obtained, legal or other proceedings involving us and the VIEs may, among others, incur significant costs, divert management’s attention and other resources, negatively affect our and the VIEs’ business operations, cause negative publicity against us or damage our reputation. As a result, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

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

Each of our executive officers has entered into an employment contract and certain executive officers and/or key employees have entered into confidentiality agreements with us. The employment contracts and confidentiality agreements are governed by PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal uncertainties in the PRC legal system could limit our ability to enforce these agreements. For example, prior court decisions may be cited for reference but not necessary and have limited precedential value in the PRC and the PRC arbitration tribunals and courts have significant discretion in interpreting, implementing or enforcing relevant PRC laws. It is thus difficult to predict the outcome of any arbitration awards or court proceedings or gage the level of legal protection that such awards or proceedings may provide. Accordingly, if any disputes arise between any of our senior executives or key personnel and us, it may be difficult to enforce these agreements against these individuals. As a result, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

If we and the VIEs fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

We are subject to reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a management report on such company’s internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2021. Our management has concluded that the material weaknesses identified for the year ended December 31, 2020 has been remediated, the internal control over financial reporting was effective as of December 31, 2022 and 2023. See “Item 15. Controls and Procedures.”

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified during the fiscal years ended December 31, 2019 and 2020 is our lack of sufficient financial reporting and accounting personnel with appropriate understanding of accounting principles generally accepted in U.S. GAAP, to design and implement formal period-end financial reporting policies and procedures, to address complex U.S. GAAP technical accounting issues and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. We have implemented a number of measures to address the material weakness. See “Item 15. Controls and Procedures—Changes in Internal Control over Financial Reporting.” However, we cannot assure you that these measures may fully address the material weaknesses and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

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

Our former auditor, WWC P.C., the independent registered public accounting firm that issued the audit report for the fiscal year ended December 31, 2022 included elsewhere in this form, is headquartered in San Mateo, California and registered with the PCAOB. On April 24, 2024, we dismissed WWC P.C. as the Company’s independent registered public accounting firm and appointed Audit Alliance LLP as the Company’s independent registered public accounting firm and to issue the audit report for the fiscal year ended December 31, 2023 included elsewhere in this form. Audit Alliance LLP is located in Singapore and is registered with the PCAOB. Both WWC P.C. and Audit Alliance LLP are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. As of the date of the annual report, neither WWC P.C. nor Audit Alliance LLP is subject to the 2021 Determinations announced by the PCAOB and our listing is not affected by the HFCAA and related regulations. If, in the future, we are identified by the SEC for two consecutive years as a commission-identified issuer whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States, and this ultimately could result in our ADSs being delisted.

There can be no assurance that our ADSs will continue to be listed on Nasdaq or, if listed, that we will be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

To continue listing our ordinary shares on Nasdaq, we are required to demonstrate compliance with Nasdaq’s continued listing requirements. On May 3, 2023, the Company was notified by Nasdaq of its failure to maintain a minimum bid price of $1.00 per share for 30 consecutive trading days under the Bid Price Rule and its failure to maintain a minimum market value of publicly held shares of US$5 million for continued listing on the Nasdaq Global Market under Listing Rule 5450(b)(1)(C), respectively. The Company was given its first 180-day extension, or until October 30, 2023 to regain compliance. On November 2, 2023, we received a letter from the Staff of the Listing Qualifications Department of Nasdaq notifying the Company that since our listed securities did not have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days during the 180 calendar days ended October 30, 2023, the Company has not regained compliance with Nasdaq Listing Rule 5450(a)(1), which requires listed securities to maintain a minimum bid price of US$1.00 per share. As described in the letter, the Company’s listed securities are subject to delisting from the Nasdaq Global Market unless the Company timely submit an application to transfer its securities to the Nasdaq Capital Market, or requests a hearing before the Panel. On November 30, 2023, the Company received a letter from the Panel, indicating the Panel’s decision to grant an exception period until January 31, 2024 (the “Exception Period”), for the Company to effect the reverse stock split and thereafter regain compliance with the Bid Price Rule, subject to the terms that (1) on or before November 30, 2023, the Company shall obtain its board of directors’ approval for a reverse stock split at a ratio that is sufficient to regain and maintain long term compliance with the Bid Price Rule, and the Company shall provide an update to the Panel on the reverse stock split approval on December 1, 2023; (2) on or before January 5, 2024, the Company shall effect a reverse stock split and, thereafter, maintain a $1 closing bid price for a minimum of ten consecutive business days; and (3) on or before January 31, 2024, the Company shall have demonstrated compliance with the Bid Price Rule, by evidencing a closing bid price of US$1.00 or more per share for a minimum of ten consecutive trading sessions. On November 30, 2023, the Company obtained its board of directors’ approval to amend the ratio of ADS representing its ordinary shares (“ADS Ratio”) from one (1) ADS representing five (5) ordinary share to one (1) ADS representing fifty (50) ordinary shares, and provided an update to the Panel on the ADS Ratio change approval on December 1, 2023. On December 15, 2023, the Company announced that it planned to change its ADS Ratio, par value US$0.0001 per share, from the current ADS Ratio of one (1) ADS to five (5) ordinary shares to a new ADS Ratio of one (1) ADS to ten (10) ordinary shares (the “ADS Ratio Change”). Effective January 3, 2024, the Company effected a 1-for-2 reverse stock split. On January 24, 2024 the Company received a letter from the Panel, notifying the Company that it had regained compliance with the Bid Price Rule, as required by the Panel’s decision dated November 30, 2023. Accordingly, the Panel had determined to continue the listing of the Company’s securities on the Nasdaq and the matter was closed.

We cannot assure you that we will be able to meet Nasdaq’s other continued listing standards. If our ADSs are delisted by Nasdaq, and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, then we could face significant material adverse consequences, including:

●	less liquid trading market for our securities;

●	more limited market quotations for our securities;

●	determination that our ADSs are a “penny stock” that requires brokers to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our securities;

●	more limited research coverage by stock analysts;

●	loss of reputation; and

●	more difficult and more expensive equity financings in the future.

Our and the VIEs’ business, financial performance and results of operations could be adversely affected by the deterioration of the relation between China and the United States.

The relation between China and the United States is constantly changing. There has been a “trade war” between the two countries during recent years, the United States imposed additional import tariffs on specified products imported from China. As a result, China has responded by imposing retaliatory tariffs on goods exported from the United States. Tensions exist in other areas such as political, social and health issues, including the disagreements in relation to the COVID-19 pandemic. In light of the ongoing tensions between China and the United States, there is a risk that our and the VIEs’ business and our listing status may be adversely affected by trade restrictions, sanctions and other policies that may be implemented. As we and the VIEs operate in China, any deterioration in political or trade relations might cause a public perception in the United States or elsewhere that might cause our and the VIEs’ education services to become less attractive. The United States lawmakers have introduced several bills intended to protect American investments in Chinese companies. The PWG criticized China’s failure to uphold international commitment to transparency and called for recommendations to protect U.S. investors from China’s failure to allow audits of U.S.-listed Chinese companies. The PWG may impact U.S.-listed Chinese companies if strict compliance with audit requirements and U.S. law or new listing rules or governance standards were imposed. Furthermore, there have been media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the performance of the stocks of the China-based issuers listed in the United States.

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

The Standing Committee of the NPC enacted the Labor Contract Law in 2008, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, except where an employee under a fixed-term labor contract, an employer is obligated to sign a permanent labor contract with any employee who has worked for the employer for more than ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. As of December 31, 2023, we and the VIEs had made social insurance contribution for the PRC-based employees based on the relevant PRC laws and regulations and practical measures. If we and the VIEs fail to, or are deemed to have failed to, make adequate social insurance and housing fund contributions in the future, we and the VIEs may be required to make supplemental contributions and/or subject to overdue fees and/or fines and our and the VIEs’ business, financial condition and results of operations may be adversely affected. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Laws and Regulations Relating to Labor Protection.”

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

As of December 31, 2023, we had 46 and two registered trademarks in the PRC and Hong Kong, respectively. As of December 31, 2023, we and the VIEs had no trademarks pending registration in the PRC or Hong Kong. We and the VIEs obtained five computer software copyrights through the acquisition of Hangzhou Youxi by Liandu WFOE in February 2021. We believe our and the VIEs’ trademarks and other intellectual properties are competitive advantages and are important to our success to date and our future prospects. We have been investing resources to develop our own intellectual properties and we take prudent steps to protect our intellectual properties and know-how. However, the steps we have taken to protect our intellectual property rights may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others and halt any copycat attempts.

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

Although foreign investment in high schools and vocational schools is not prohibited, based on the operation experience, our subsidiary Liandu WFOE in China is still ineligible to independently or jointly invest and operate high schools and vocational schools, including Qingtian International School and Langfang School.To comply with PRC laws and regulations, our wholly-owned subsidiary, Liandu WFOE, has entered into a series of contractual arrangements with the VIEs, pursuant to which we are regarded as the primary beneficiary of the VIEs in accordance with U.S. GAAP. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.” If the contractual arrangements that establish the structure for operating our and the VIEs’ business in China are found to violate any PRC laws or regulations in the future or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Education of People’s Republic of China, or the MOE, which regulates the education industry, the Ministry of Commerce, or MOFCOM, which regulates the foreign investment in China, and the Civil Affairs Bureau, which regulates the registration of schools in China, would have broad discretion in dealing with such violations, including:

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

Our contractual arrangements may not be as effective in providing control over the VIEs as equity ownership

We have relied and expect to continue to rely on our contractual arrangements to operate private education businesses in China. These contractual arrangements may not be as effective in providing us with control over the VIEs as equity ownership. If we had equity ownership of the VIEs, we would be able to exercise our rights as a direct or indirect shareholder to effect changes in the board of directors of the VIEs, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, as these contractual arrangements stand now, if the VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we cannot exercise shareholders’ rights to direct corporate actions as direct ownership would otherwise entail. If the parties under such contractual arrangements refuse to carry out our directions in relation to everyday business operations, we will be unable to maintain effective control over the operations of our schools in China. If we were to lose effective control over the VIEs, certain negative consequences would result, including our being unable to consolidate the financial results of the VIEs with our financial results. Given that we derived substantially all of our revenue from the VIEs for 2021, 2022 and 2023 and substantially all of our assets are held by the VIEs (including our permits and licenses, real estate leases, buildings and other educational facilities related to our schools), our financial position would be materially and adversely affected if we were to lose effective control over the VIEs or if our contractual arrangements are invalidated or nullified. In addition, losing effective control over the VIEs may negatively affect our operational efficiency and brand image. Further, losing effective control over the VIEs may impair our access to their cash flow from operations, which may reduce our liquidity.

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

Furthermore, we are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries established in China, the VIEs, and its subsidiaries in China. We entered into certain contractual arrangements with the VIEs through Liandu WFOE, pursuant to which we are regarded as the primary beneficiary of the VIEs in accordance with U.S. GAAP. Our ADSs listed on Nasdaq Global Market represents shares of our offshore holding company instead of shares of the VIEs or its subsidiaries in China. We may not be able to continue to satisfy the applicable requirements and rules with respect to such structure. If we are unable to satisfy the Nasdaq Global Market criteria for maintaining our listing, our securities could be subject to delisting.

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

Meanwhile, we and the VIEs have entered into a series of contractual arrangements with Qingtian International School, Lishui International School and Langfang School. The contractual arrangements enable us to: (i) exercise effective control over the VIEs; (ii) receive substantially all of the economic benefits of the VIEs in consideration for the services provided by us; and (iii) have an exclusive option to purchase all of the equity interests in the VIEs when and to the extent permitted under PRC law. Therefore, we are able to consolidate the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations.

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

Our exercise of the option to acquire school sponsor’s interests in Lishui International School and Langfang School may be subject to certain limitations and we may incur substantial costs and spend significant resources to enforce the option under the contractual arrangements.

We may incur substantial costs on our part to exercise the option to acquire the school sponsor’s interests in Lishui International School and Langfang School. Pursuant to the Exclusive Call Option Agreements, if and when the PRC laws and regulations permit foreign investors to directly hold part or all of the equity interests of the VIEs and to engage in the restricted and prohibited business, Liandu WFOE or its designated purchaser may, at its discretion, purchase all or part of the direct and/or indirect equity interests (including the interests in Lishui International School) held by Lishui Mengxiang’s shareholders, or purchase all or part of the direct and/or indirect equity interests (including the interests in Langfang School) held by Beijing P.X.’s shareholders at the minimum price permitted by PRC laws and regulations, and the percentage of equity interests to be purchased by Liandu WFOE or its designated purchaser shall be no less than the maximum limit permitted by the PRC laws and regulations in relation to the equity held by foreign investors. Such equity transfer price is not expressly provided for in the current PRC laws and regulations and it is uncertain whether it may be further regulated by future PRC laws and regulations. As a result, the estimated costs associated with the purchase of the equity interests in the VIEs cannot be ascertained as of the date of the annual report.

Pursuant to the Exclusive Call Option Agreement with respect to Lishui International School, Lishui Mengxiang’s shareholders have irrevocably undertaken that if the purchase price is determined at an amount exceeding RMB0, the difference shall be compensated fully by Lishui Mengxiang’s shareholders to Liandu WFOE or its designated entity. In the event that Liandu WFOE or its designated party acquires the equity interests of Lishui Mengxiang or Lishui International School and the relevant PRC authorities determine that the purchase price for acquiring such interests in Lishui International School is below market value, the respective equity holder(s), Lishui Mengxiang’s shareholders or Lishui Mengxiang, may be required to pay taxes with reference to the market value such that the amount of tax may be substantial. However, pursuant to the Exclusive Call Option Agreement, all taxes and fees associated with the equity transfer shall be paid by Lishui Mengxiang’s shareholders and/or the direct equity holders of the VIEs upon the transfer. We will determine the purchase target after due consideration of the said tax duties and fees before exercising the call option. In the event that Lishui Mengxiang is deemed as the direct interest holder, it may be subject to such tax. Furthermore, the PRC tax authorities may impose late payment penalties on Lishui Mengxiang for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if Lishui Mengxiang’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

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

The rights and obligations under the Exclusive Call Option Agreement with respect to Qingtian International School were actually terminated on December 31, 2023 pursuant the Acknowledgment Agreement of Contractual Agreements of Qingtian Overseas Chinese Experimental High School dated April 2, 2024. See “Item 3. Key Information—Contractual Agreements with respect to Qingtian International School.”

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

Qingtian International School, Lishui International School and Langfang School may be subject to limitations on their ability to operate private education or make payments to related parties.

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

On September 1, 2017, the Decision became effective. According to the Decision, private schools can be established as non-profit or for-profit entities, with the exception of schools providing compulsory education, which can only be established as non-profit entities. According to the Decision, there is no longer a distinction between schools of which the school sponsors require reasonable returns and schools of which the school sponsors do not require reasonable returns. The sponsor of a non-profit private-run school shall not gain proceeds from school running, and the cash surplus of the school shall be used for school running. There are uncertainties involved in interpreting and implementing the Decision with respect to various aspects of the operations of a private school. Therefore, we cannot assure that the detailed rules and regulations to be promulgated by local governmental authorities would not impose restrictions on the VIEs’ ability to operate private schools or to make payments to Liandu WFOE under the contractual arrangements, which may have a material adverse impact on our and the VIEs’ business operations and prospects.

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

COVID-19 pandemic had a severe and negative impact on the Chinese and the global economy since 2019. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of the COVID-19, the global macroeconomic environment was facing numerous challenges.

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

In addition, the PRC administrative and judicial authorities have significant discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be difficult to predict the outcome of administrative and judicial proceedings and the level of legal protection we and the VIEs may enjoy in the PRC. These uncertainties may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce our contractual or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or benefits from us. Such uncertainties may therefore increase our operating expenses and costs, and materially and adversely affect our and the VIEs’ business and results of operations.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. We and the VIEs conduct business in China, and our assets are located in China. In addition, most of our senior executive officers are PRC nationals and they have lived in China for a significant portion of time. As a result, it may be difficult or impossible for you to bring an action against us or against our management named in this annual report on Form 20-F in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise as it may be difficult for our shareholders to effect service of process upon us or those persons inside China. Furthermore, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. Even if you are successful in bringing an action of this kind, the laws of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We also plan to provide loans to Liandu WFOE and Lishui Mengxiang. According to the current PRC laws and regulations, the maximum amount of the loans provided to a PRC enterprise is up to 3 times (or the prevailing statutory multiples) of the borrower’s net assets set out in its latest audited financial statement. As a result, the loans we may provide to Liandu WFOE and Lishui Mengxiang are in an amount of up to 2 times (or the prevailing statutory multiples) of their respective net assets set out in their latest audited financial statements. Liandu WFOE and Lishui Mengxiang are required to file the information of their cross-border financing arrangements with local SAFE after the loan agreements are signed and before three working days prior to the fund withdrawal. In addition, for loans carrying a term of more than one year, Liandu WFOE and Lishui Mengxiang may be required to complete the relevant filing and registration formalities to the NDRC. Currently, the Company’s business operation is conducted through Liandu WFOE’s contractual arrangements with the VIEs and Liandu WFOE does not engage in its own business. As such, Liandu WFOE’s current net assets are in close approximation to its paid-up registered capital. Pursuant to the relevant PRC laws and regulations, the estimated amount of loans we will provide to Liandu WFOE will be approximately US$30 million which is 2 times of its current enlarged registered capital, assuming that Liandu WFOE’s net assets set out in its latest audited financial statements equals to its paid-up registered capital at the time when the loans are made.

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

Ms. Fen Ye, Ms. Hong Ye and Ms. Fang Ye who are known to us as being PRC residents have completed the initial foreign exchange registrations as required by SAFE Circular 37 and Circular 13. The formalities for updating the registration to reflect the share transfer from Ms. Fang Ye to Ms. Fen Ye has been submitted to the qualified bank, and the amendment registration has been completed as of the date of this annual report. However, we cannot assure you that all existing and future shareholders or beneficial owners of ours who are PRC residents or entities will be able to update and/or obtain any applicable registrations or approvals required by SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of Liandu WFOE, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit Liandu WFOE’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our and the VIEs’ business and prospects.

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

As advised by our PRC legal counsel, Beijing DeHeng Law Offices, since we are existing enterprises, we are not required to fulfill the filing procedures for our initial public offering in 2020.

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

Besides, we have submitted the filing documents to the CSRC in respect of the 2023 Private Placement. As of the date of the annual report, we have not received any notice or determination from the CSRC confirming that we have completed our filing procedures. It is uncertain whether such filing can be completed or how long it will take to complete such filing. Any delay in completing such filing procedures might affect the other filing procedures with respect to other applicable circumstances, under the Trial Measures in the future, such as the secondary listing, primary listing, spin-off listing and making overseas offering and listing anew after being delisted from an overseas exchange, which might affect our future public market financings and capital market transactions.

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

We and the VIEs conduct business operations in the PRC although we have established a subsidiary in Hong Kong, Hong Kong Mengxiang Education Development Group Limited, as a holding company to facilitate overseas securities offering. Although none of our or the VIEs’ business activities appears to be within the current targeted areas of concern mentioned above by the PRC government as our Hong Kong subsidiary is a holding company with no business operations as of the date of the annual report, given the PRC government’s significant oversight over the conduct of business operations in China and in Hong Kong, and in light of the PRC government’s recent extension of authority not only in China but into Hong Kong, there are risks and uncertainties which we cannot foresee for the time being. For example, the PRC government may pressure the government of Hong Kong to enact similar laws and regulations to those in the PRC, which may seek to exert control over offerings conducted overseas by Hong Kong companies. If any or all of the foregoing were to occur, and if our Hong Kong subsidiary elects to carry out substantive business activities in the future, it could lead to a material adverse change in Lixiang’s operations and limit or hinder our ability to offer securities to overseas investors or remain listed in the U.S., which could cause the value of our ADSs to significantly decline or become worthless.

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

Furthermore, we and the VIEs entered into a series of contractual arrangements with respect to the operation of Qingtian International School, Lishui International School and Langfang School. The contractual arrangements enable us to receive substantially all of the economic benefits of the VIEs in consideration for the services provided by us. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations.

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

On June 10, 2021, the Standing Committee of the NPC promulgated the Data Security Law which took effect in September 1, 2021. The Data Security Law provides for data security and privacy obligations of entities and individuals carrying out data activities, prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines of up to RMB10 million, suspension of relevant business, and revocation of business permits or licenses.

On August 20, 2021, the Standing Committee of the NPC adopted the Personal Information Protection Law, which came into force as of November 1, 2021. The Personal Information Protection Law includes the basic rules for personal information processing, the rules for cross-border provision of personal information, the rights of individuals in personal information processing activities, the obligations of personal information processors, and the legal responsibilities for illegal collection, processing, and use of personal information.

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

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. The official guidance to act upon, and interpretation of the Opinions, remain unclear in several respects at this time. Therefore, we cannot assure you that we and the VIEs will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all.

Risks Relating to Our ADSs

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

The trading prices of our ADSs has ranged from US$0.404 to US$8.04 in 2023. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or under performance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities may affect the attitudes of investors towards China-based and U.S.-listed companies, which consequently may affect the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we and the VIEs have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our ADSs.

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

As an exempted company with limited liability incorporated under the laws of the Cayman Islands, our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, together with the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands law are largely governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived partly from the comparatively limited judicial precedent in the Cayman Islands and also the common law of England and Wales, whose precedents are only of persuasive but not binding authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under the Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws compared to that of the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Moreover, a company incorporated in the Cayman Islands may not have standing to initiate a shareholder derivative action in a federal court of the United States. In addition, controlling shareholders owe a fiduciary duty to the companies they control and the minority shareholders under Delaware laws, while our Controlling Shareholder do not owe any such fiduciary duties to our company or to our minority shareholders under the Cayman Island laws. As a result, our Controlling Shareholder may exercise their powers, including the voting rights in respect of their shares, as shareholders in a manner as they think fit.

Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies, other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies. The Registrar of Companies of the Cayman Islands shall make available the list of the names of the current directors of the Company (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq Global Market listing standards. However, the Nasdaq Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Global Market listing standards. We have relied on and intend to continue to rely on some of these exemptions. For instance, upon our listing in October 2020, we will not:

●	have a majority of the board be independent;

●	have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or

●	have regularly scheduled executive sessions with only independent directors each year.

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

On August 18, 2021, Lishui Mengxiang entered into a sponsorship interests transfer agreement with Qingtian Zhongyi Education Investment in respect of the acquisition of 100% of the sponsorship interests of Qingtian International School in Lishui City, Zhejiang Province, an educational institution specialized in providing high school education to students from the families of overseas Chinese returnees, for a total consideration of RMB23 million. On August 24, 2021, the alteration registration of the sponsorship interests of Qingtian International School was completed and Lishui Mengxiang started to hold 100% of the sponsorship interests of Qingtian International School. The transaction was closed in November 2021. On April 20, 2022, Liandu WFOE entered into a series of contractual arrangements, or the VIE structure, with Lishui Mengxiang, Qingtian International School, shareholders of Lishui Mengxiang and the Council Members of Qingtian International School with respect to the operation of Qingtian International School. Liandu WFOE later entered into an updated series of contractual arrangements with respect to the operation of Qingtian International School on January 31, 2023, due to the change of shareholders of Lishui Mengxiang, which took effect on December 16, 2022 and replaced the previous ones in their entirety. On January 15, 2024, Lishui Mengxiang entered into a definitive agreement to transfer 100% of the sponsorship interests of Qingtian International School to Qiaoxiang Education, an entity affiliated with Mr. Biao Wei, a director and the Chief Executive Officer of the Company, for a consideration of RMB23,161,000. The transfer of the sponsorship interests has been approved by the audit committee and the board of directors of the Company. The completion of the transfer would be subject to the terms and conditions of the definitive agreement, including the registration of change of sponsorship of the school with competent authorities of Qingtian county, Zhejiang province, China. As of the date of the annual report on Form 20-F, we and the VIEs are still in the process to complete such registration. On April 2, 2024, Liandu WFOE, Lishui Mengxiang, Qingtian International School, the shareholders of Lishui Mengxiang and the Council Members of Qingtian International School entered into the Acknowledgment Agreement of Contractual Agreements of Qingtian Overseas Chinese Experimental High School, pursuant to which rights and obligations under contractual arrangements with respect to Qingtian International School were actually terminated on December 31, 2023. We deconsolidated the results of Qingtian International School in our consolidated financial statements since December 31, 2023.

In order to fully utilize the existing educational resources and meet the demand of society for high-quality high school education, Lishui International School was established in June 2023. On April 2, 2024, Liandu WFOE entered into a series of contractual arrangements with respect to the operation of Lishui International School, pursuant to which the sponsorship of Lishui International School by Lishui Mengxiang was agreed to be effective on June 25, 2023. Lishui International School is a full-time boarding high school which provides education programs to students from the families of overseas Chinese returnees in preparation for relevant entrance exams to enter top universities in China. The school has started to enroll students in the fall of 2023.

We have also explored and considered business opportunities beyond high school education, including expansion into online education and vocational education.

In February 2021, Liandu WFOE completed the acquisition of 100% equity stake in Hangzhou Youxi, developer of five softwares with computer software copyright, including among others live streaming supervision system, Android live streaming system, and Apple live streaming system, etc., to expand into the business of online education. The total consideration of the acquisition was RMB300,000 in cash.

In January 2022, Lishui Mengxiang formed Beijing Xinxiang with Beijing R.R.Z. to provide vocational education in the healthcare industry, offering students training in the fields of nursing, emergency rescue and rehabilitation care. Lishui Mengxiang has made an equity capital contribution of RMB4,300,000 to Beijing Xinxiang in exchange for 43% equity interests in Beijing Xinxiang. Given that the board of directors of Beijing Xinxiang consists of five members, three of which shall be appointed by Lishui Mengxiang, we are regarded as the primary beneficiary of Beijing Xinxiang through Lishui Mengxiang under U.S. GAAP as Lishui Mengxiang holds more than half of the voting power of the board of directors of Beijing Xinxiang. Therefore, the financial statements of Beijing Xinxiang are consolidated in our annual report for the year ended December 31, 2022.

To expand our and the VIE's business into vocational education, Lishui Mengxiang entered into definitive agreements to acquire 100% of the equity interests of Beijing P.X. on January 1, 2022, which was a wholly-owned subsidiary of Beijing S.K. at the time, so that after the transaction, Lishui Mengxiang through its shareholding of Beijing P.X. would in turn hold 100% of the equity interests of Chuangmei Weiye and Hainan Jiangcai, and 100% of the sponsorship interests of Langfang School. The acquisition was completed in May 2022. As of the date of the annual report on Form 20-F, the administrative procedures with the PRC governmental authorities to amend the registration reflecting the result of the acquisition of Langfang School have not been completed due to the internal procedures of the competent authorities and we and the VIEs are still in the process of active communication with such local authorities. On November 5, 2023, Lishui Mengxiang elected to exercise the right to sell 100% of the equity interests of Chuangmei Weiye back to Beijing S.K. and its affiliates pursuant to that certain supplementary agreement by and among Lishui Mengxiang, Beijing S.K., certain affiliates of Beijing S.K. and Beijing P.X. dated August 20, 2023, primarily due to the substantial amount of Chuangmei Weiye’s historical debts. The equity interests of Chuangmei Weiye were transferred back to Beijing S.K. ’s affiliates at a price of RMB6.36 million and the transfer was completed on November 9, 2023. After the transaction, the amount of RMB6.36 million has been added to the total debts owed by Beijing S.K. to Lishui Mengxiang. On January 6, 2023, Beijing P.X. established a wholly-owned subsidiary, Hebei Chuangxiang, a human resources services provider for internship and employment recommendations.

B. Business Overview

Our and the VIEs’ private education services primarily consist of high school education and vocational education. For the year ended December 31, 2023, we and the VIEs have established an education services network consisting of two high schools, three vocational education services providers and two comprehensive human resources services providers, covering Zhejiang Province, Hebei Province, and Hainan Province in mainland China. The entities engaging in our main business include:

●	Qingtian International School and Lishui International School, educational institutions specialized in providing high school education to students from overseas Chinese families returning to China who are commonly known as the overseas Chinese returnees;

●	Beijing Xinxiang, Langfang School and Hainan Jiangcai, vocational education services providers offering a variety of vocational education programs with the aim to help students to equip with practical vocational skill sets; and

●	Chuangmei Weiye and Hebei Chuangxiang, human resources service providers connecting enterprises and vocational school students, providing talents to enterprises and assisting vocational schools to provide internship opportunities to their students.

Deconsolidated Primary and Middle School

In 2003, Lianwai School was launched in Lishui City, Zhejiang Province with two campuses offering primary and middle school private education:

●	Baiyun Campus offering standard PRC curriculum programs; and

●	Yijing Campus—Featured Division offering featured PRC curriculum programs.

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

The increasing population of overseas Chinese returnees and their immediate relatives in Zhejiang Province provides a growing opportunity in the private education industry. According to the Frost & Sullivan report, the population of overseas Chinese returnees (including Chinese returnees from Hong Kong and Macau) and their relatives residing in Zhejiang Province has increased from 1.2 million in 2014 to 1.5 million in 2019, representing a CAGR of 4.5%. It is expected that this number would continue to grow steadily at a CAGR of 4.0% from 2019 to 2024. Students as overseas Chinese returnees have the opportunity to attend the PRC Joint Recruitment Examination for overseas Chinese returnees and students in Hong Kong, Macau and Taiwan as a parallel track to the college entrance exam taken by local students, and therefore we believe our graduates who are overseas Chinese returnees have a better opportunity to attend China’s top universities, which in turn enhances our and the VIEs’ schools’ reputation in the industry and improves our prospects.

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

As of September 1, 2023, there were 491 students in 14 classes enrolled in Qingtian International School with 100% of the students living on-campus. The school recorded a utilization rate of 60.6% with the capacity of 810 as of September 1, 2023. The school has on-campus canteen and provide dormitories for boarding students who live on-campus Sunday through Friday during school terms. The student dormitories implement comprehensive boarding rules and are under the dual supervision of teachers and counselors. The school also cooperated with Qingtian High School of Zhejiang Province (“Qingtian High School”) by allowing the medical staff and mental-health counselors of Qingtian High School to handle routine medical treatments and psychological counseling for its students, and the medical staff and mental-health counselors will promptly send the students to hospitals when necessary. Students usually wear school uniforms during school year. The school arranges third-party suppliers to provide school uniform purchasing service for the convenience of parents.

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

We believe teachers are the key to the education programs and the reputation of the school. Qingtian International School employs a team of professional teachers, which enables the school to offer a variety of mandatory and elective courses and provide moral guidance to students. As of September 1, 2023, Qingtian International School had 46 teachers, with a teacher-student ratio of 1:10.67.

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

The school typically enters into one-year contracts with the newly hired teachers and will renew their contracts with longer terms only if they deliver satisfactory performance on a selective basis based on the evaluation. To uphold the school’s reputation for providing high-quality education and maintain the consistency of the teaching standards, Qingtian International School monitors teaching quality through a comprehensive evaluation system. The school performs the teacher evaluations annually. The evaluations assess attendance, classroom preparation, classroom performance, teaching quality, continuing education coursework, publications and honors and awards. The school also regularly engages external consultants specializing in education to evaluate the in-class performance of the teachers as well as the curriculum taught at school. We believe the external consultants are able to provide the teachers with meaningful feedback that enable them to improve their teaching quality. All teachers in Qingtian International School have obtained the teacher’s qualification license in accordance with relevant regulations.

On January 15, 2024, Lishui Mengxiang entered into a definitive agreement to transfer 100% of the sponsorship interests of Qingtian International School to Qiaoxiang Education, an entity affiliated with Mr. Biao Wei, a director and the Chief Executive Officer of the Company, for a consideration of RMB23,161,000. The transfer of the sponsorship was approved by the audit committee and the board of directors of the Company. The completion of the transfer would be subject to the terms and conditions of the definitive agreement, including the registration of change of sponsorship of the school with competent authorities of Qingtian county, Zhejiang province, China. As of the date of the annual report on Form 20-F, we and the VIEs are still in the process to complete such registration. On April 2, 2024, Liandu WFOE, Lishui Mengxiang, Qingtian International School, the shareholders of Lishui Mengxiang and the Council Members of Qingtian International School entered into the Acknowledgment Agreement of Contractual Agreements of Qingtian Overseas Chinese Experimental High School, pursuant to which rights and obligations under the contractual arrangements with respect to Qingtian International School were actually terminated on December 31, 2023. We deconsolidated the results of Qingtian International School in our consolidated financial statements since December 31, 2023.

Lishui International School

Our high school curriculum programs offered at Lishui International School are designed for students from overseas Chinese families returning to China who are commonly known as overseas Chinese returnees. The increasing population of overseas Chinese returnees and their immediate relatives in Zhejiang Province provides a growing opportunity in the private education industry. Lishui International School was established in June 2023 with the purpose to fully utilize the education resources of us and the VIEs and meet the growing demand for quality high school education of the society. As a full-time boarding high school approved by the Lishui City Education Bureau, Lishui International School provides education programs for students as overseas Chinese returnees in preparation of relevant entrance exams to enter top universities in China. The school has started to enroll students in the fall of 2023.

Students as overseas Chinese returnees have the opportunity to attend the PRC Joint Recruitment Examination for overseas Chinese returnees and students in Hong Kong, Macau and Taiwan as a parallel track to the college entrance exam taken by local students and therefore we believe our graduates who are overseas Chinese returnees have a better opportunity to attend China’s top universities, which in turn enhances our and the VIEs’ schools’ reputation in the industry and improves our prospects. Through the cooperation with and under the guidance of Jinan University in China, the school provides scientific academic planning for overseas Chinese students, preparing them to attend PRC Joint Recruitment Examination for overseas Chinese returnees and students in Hong Kong, Macau and Taiwan to gain admission to top universities in China. Considering the specific situations of students as overseas Chinese returnees, Lishui International School provides specifically designed education programs and offers three major categories of courses, namely standard exam-oriented courses, culture and history courses, and career planning courses. To offer flexibility and improve the teaching methods, Lishui International School also provides an online teaching platform which is integrated into its courses to prepare students for the PRC Joint Recruitment Examination for overseas Chinese returnees and students in Hong Kong, Macau and Taiwan.

In addition, students as overseas Chinese returnees at Lishui International School also have the opportunity to attend the Autonomous Admission Exam jointly held by Jinan University and Overseas Chinese University for students of Hong Kong, Macau, Taiwan, Overseas Chinese, and Other Foreign Students. Each student has the opportunities to take the exam twice and chooses to attend a preferred university if two admission offers are received.

As of September 1, 2023, there were 74 students in two classes enrolled in Lishui International School with 100% of the students living on-campus. The school recorded a utilization rate of 92.5% with the capacity of 80 students as of September 1, 2023. As of September 1, 2023, Lishui International School had nine teachers, with a teacher-student ratio of 1:8.2.

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

Langfang School

Langfang School is a provincial private vocational school approved by the Human Resources and Social Security Department of Hebei Province, integrating academic education and vocational education. Langfang School was acquired by Lishui Mengxiang in January 2022. As of the date of the annual report, the administrative procedures with the PRC governmental authorities to amend the registration reflecting the result of the acquisition of Langfang School have not been completed due to the internal procedures of the competent authorities and we and the VIEs are still in the process of active communication with such local authorities.

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

The following table sets out the vocational education programs and the corresponding numbers of the enrolled students in Langfang School as of September 1, 2023:

Vocational Education Programs in Langfang School	Number of Student Enrolled as of September 1, 2023
3D Printing Technology Operation	172
Urban Rail Transportation Management	44
Nursing	24
Computer Operation, Maintenance and Repairment	437
Cross-border E-commerce	14
Graphic Design	98
Automobile Maintenance and Repairment	110
Railway Attendant Training	325
Unmanned Aerial Vehicle Operation	66
Preschool Teacher Training	264
Total	1554

Langfang School hires a number of qualified and dedicated teachers. As of September 1, 2023, Langfang School had 84 teachers, with a teacher-student ratio of 1:19.

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

In 2023, Langfang school provided intensive training for a total of 212 students who registered to sit for the vocational college entrance exam held in April, and 586 students graduated from Langfang School, with 327 graduates employed after graduation and 141 students pursuing college education.

Hainan Jiangcai

We and the VIEs cooperate with Hainan Technical School, a reputable vocational education school in Haikou City, Hainan Province, through Hainan Jiangcai, a subsidiary of Beijing P.X., to jointly design and develop curriculum programs based on the prevalent market trends and employer preferences.

The following table sets out the programs and the corresponding numbers of the students enrolled in the programs of Hainan Jiangcai as of September 1, 2023:

Vocational Education Programs of Hainan Jiangcai	Number of Student Enrolled as of September 1, 2023
Transportation Attendant Training	415
Unmanned Aerial Vehicle (Computer Operation)	65
Total	480

Hainan Jiangcai hires a number of qualified and dedicated teachers. As of September 1, 2023, Hainan Jiangcai had 20 teachers.

As of December 31, 2023, the cooperative vocational education programs of Hainan Jiangcai have no graduates because Hainan Jiangcai just launched the programs and accepted students enrollment starting from 2021.

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

Chuangmei Weiye has 5 branches in Henan Province, Guangdong Province, Hainan Province, Gansu Province and Xinjiang Province, and reached strategic cooperation with many reputable companies in the industries, and has a talent pool consisting of the graduates from its cooperative vocational schools. For the fiscal year ended December 31, 2023, Chuangmei Weiye has provided human resources services to over 30 companies and over 6 schools, and assisted the vocational schools in providing internship and employment opportunities to over 1,000 students.

On November 5, 2023, Lishui Mengxiang elected to exercise the right to sell 100% of the equity interests of Chuangmei Weiye back to Beijing S.K. and its affiliates pursuant to that certain supplementary agreement by and among Lishui Mengxiang, Beijing S.K., certain affiliates of Beijing S.K. and Beijing P.X. dated August 20, 2023, primarily due to the substantial amount of Chuangmei Weiye’s historical debts. The equity interests of Chuangmei Weiye were transferred back to Beijing S.K. ’s affiliates at a price of RMB6.36 million and the transfer was completed on November 9, 2023. After the transaction, the amount of RMB6.36 million has been added to the total debts owed by Beijing S.K. to Lishui Mengxiang.

Hebei Chuangxiang

On January 6, 2023, Beijing P.X. established Hebei Chuangxiang as its wholly-owned subsidiary to expand the comprehensive human resources services business.

Hebei Chuangxiang is a human resources services provider for internship and employment recommendations. As of December 31, 2023, Hebei Chuangxiang provided human resources services to over 20 companies, and provided internship and employment opportunities to over 1,000 students.

Intellectual Property

As of December 31, 2023, we and the VIEs had 46 and two registered trademarks in the PRC and Hong Kong, respectively. As of December 31, 2023, we and the VIEs had no trademarks pending registration in the PRC. We obtained five computer software copyrights through the acquisition of Hangzhou Youxi by Liandu WFOE in February 2021. As our brand name is of material importance to our and the VIEs’ business, we and the VIEs are working to increase, maintain and enforce our rights in our intellectual property portfolio.

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

We believe that the principal competitive factors in our relevant markets include academic performance of students, student placement and employer satisfaction with our graduates, brand and reputation, quality of educational programs, operating experience, types of educational programs, tuition, students and parent satisfaction rate, student progression rate and employment rate, and ability to attract and retain high quality teachers and staff. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We and the VIEs face intense competition in the education industry and we and the VIEs may fail to compete effectively.”

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

As of the date of the annual report, no implementation measures or specific guidelines are promulgated in accordance with the Regulation on Operating Sino-foreign Schools of the PRC and Implementing Rules. Further, as far as we know, relevant authorities in Zhejiang Province or Hebei Province have not approved any establishment of Sino-foreign cooperative high school or vocational school in at least past five years. Therefore, we can only consolidate Qingtian International School, Lishui International School and Langfang School through the contractual arrangements in accordance with U.S. GAAP.

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

The 2021 Implementation Rules was promulgated by the State Council on April 7, 2021, and came into effect on September 1, 2021. The 2021 Implementation Rules contain stricter provisions than the Draft Revision of the Regulations on the Implementation of the Law for Promoting Private Education of the PRC (the Draft for Comments) issued by the Ministry of Education of the PRC in April 2018 and the Draft Revision of the Regulations on the Implementation of the Law for Promoting Private Education of the PRC (the Draft for Examination and Approval) issued by the Ministry of Justice of the PRC on August 10, 2018. The 2021 Implementation Rules address the operation and management of private schools, especially non-profit private primary and middle schools, including: (i) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (ii) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc., and (iii) private schools providing compulsory education shall not conduct any transaction with any interested related party.

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

As of the date of the annual report, we have not received any formal notice from the competent authorities of Qingtian County requesting us to conduct the classified registration of private schools. However, given that Qingtian International School is a non-state public institution legal person, and it has been classified as a non-profit private school by Qingtian Education Bureau according to its Permit for Establishment of Privately-run Schools renewed in 2023, it may not need to go through additional registration procedures.

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

Given that the guidelines aim at the education service providers for students at the stage of compulsory education, Qingtian International School, Lishui International School and Vocational Education Services Providers are not involved.

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

In April 2021, the State Council promulgated 2021 Implementation Rules, pursuant to which, various policies have been introduced to encourage the development vocational education, such as “public schools implementing vocational education can attract the capital, technology, management and other elements of enterprises to establish or participate in the establishment of for-profit private schools that implement vocational education” and “enterprises are encouraged to establish or participate in the establishment of private schools that implement vocational education in various forms, such as sole proprietorship, joint venture and cooperation”.

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

Pursuant to Measures for the Administration of Food Trade Licensing and Recordation promulgated on June,15 2023 and took effect on December 1 2023, a food operation license shall be obtained in accordance with the law to engage in food selling and catering services within the territory of the PRC. While a food operation license is not required in the following circumstances: (a) sales of edible agricultural products; (b) sales of only prepackaged food; (c)sales of specific total nutrient formula food within the scope of the food for special medical purposes by medical institutions or drug retailers; (d) sales of food produced by food producers which have obtained food production licenses in their production and processing locations or through the Internet; or (e) other circumstances where a Food Operation License is not required according to laws and regulations. A food trader that engages in food trade activities in different business premises shall obtain food operation licenses or undergo recordation respectively in accordance with the law.

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

Regulations on Human Resources Services

On June 29, 2018, the State Council promulgated the Interim Regulation on Human Resources Market, which became effective on October 1, 2018. The Interim Regulation on Human Resources Market applies to job seeking, recruitment and provision of human resources services through the human resources market in the PRC, which provides that human resources service include public human resources service institutions established by the governments and for-profit human resources service institutions engaging in business activities of human resources services. A for-profit human resources service organization engaging in employment agency activities shall apply to the human resources and social security administrative authorities for administrative licensing pursuant to the law, and obtain a Human Resources Service License. For-profit human resources service institutions engaging in collection and dissemination of human resources supply and demand information, employment and entrepreneurship guidance, human resources management consulting, human resources evaluation, human resources training, undertaking outsourcing contracts of human resources services etc. shall complete filing formalities with the human resources and social security administrative authorities within 15 days from commencement of business. Where a profit-making human resource service institution establishes a branch, it shall, within 15 days from the date of completion of the industrial and commercial registration, report in writing to the administrative department of human resources and social security where the branch office locates. For-profit human resources service institutions engaging in labor dispatch business shall comply with the relevant labor dispatch provisions of the State.

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

As of December 31, 2023, we and the VIEs had made social insurance contribution for the PRC-based employees based on the relevant PRC laws and regulations and practical measures.

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

As of December 31, 2023, we and the VIEs had made housing fund contribution for the PRC-based employees based on the relevant PRC laws and regulations and practical measures.

Regulations on Taxation in the PRC

Income Tax

In accordance with the PRC Enterprise Income Tax Law (the “EIT Law”), which was promulgated on March 16, 2007 and amended and became effective on December 29, 2018, and the Regulation on the Implementation of Enterprise Income Tax Law of the PRC, which was promulgated on December 6, 2007 and last amended on April 23, 2019 by the State Council of PRC, enterprises are classified as either “resident enterprises” or “non-resident enterprises”. A resident enterprise shall pay enterprise income tax on its income deriving from both inside and outside China at the rate of enterprise income tax of 25%. A non-resident enterprise that has an establishment or place of business in the PRC shall pay enterprise income tax on its income deriving from inside China and obtained by such establishment or place of business, and on its income which derives from outside China but has actual relationship with such establishment or place of business, at the rate of enterprise income tax of 25%. A non-resident enterprise that does not have an establishment or place of business in China, or has an establishment or place of business in China but the income has no actual relationship with such establishment or place of business, shall pay enterprise income tax on its income deriving from inside China at the reduced rate of enterprise income tax of 10%.

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

PRC Laws and Regulations Relating to Companies

The establishment, operation and management of corporate entities in the PRC are governed by the Company Law of the PRC, or the Company Law, which was promulgated on December 29, 1993 and amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013, October 26, 2018 and December 29, 2023, respectively. Under the Company Law, companies are generally classified into two categories: limited liability companies and limited companies by shares. According to the Company Law as amended in 2023, the registered capital of a limited liability company shall be the amount of capital contributions subscribed for by all its shareholders as registered with the company registration authority. The capital contributions subscribed for by all shareholders shall be fully paid within five years of formation of the company in accordance with the company’s bylaw.

On February 6, 2024, the State Council promulgated the Provisions about Implementing the Registered Capital Registration Administration System in the Company Law of the People’s Republic of China (Exposure Draft). According to the provisions, if the period of capital contribution of a company established before the enforcement of the Company Law exceeds the period stipulated in the Company Law, it shall be adjusted within the transitional period (July 1, 2024 to June 30, 2027).

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

The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16 on June 9, 2016, which became effective simultaneously and was amended on December 4, 2023. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on self-discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis which applies to all enterprises registered in the PRC. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its nonaffiliated entities.

As of the date of the annual report, Ms. Fen Ye, Ms. Hong Ye and Ms. Fang Ye have completed the initial foreign exchange registrations as required by SAFE Circular 37 and Circular 13. The formalities for updating the registration to reflect the share transfer from Ms. Fang Ye to Ms. Fen Ye has been submitted to the qualified bank, and the amendment registration has been completed as of the date of this annual report.

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

According to the Interim Provisions on the Management of Foreign Debts promulgated by the SAFE, the NDRC and the MOF which became effective from March 1, 2003 and was amended on July 26, 2022, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise.

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

On October 25, 2022, the PBOC and the SAFE issued Notice of People’s Bank of China and State Administration of Foreign Exchange on the Adjustment of Macro-Prudential Adjustment Parameters for Cross-border Financing of Enterprises, and decided to raise the macro-prudential adjustment parameter for cross-border financing of enterprises from 1 to 1.25. On July 20, 2023, the PBOC and the SAFE have decided to raise the macro-prudential adjustment parameter for cross-border financings for enterprises and financial institutions from 1.25 to 1.5, which came into effective on the same date. As for Liandu WFOE and Lishui Mengxiang, the upper limit of the risk-weighted balance for cross-border financing = the net assets based on the latest audited financial statements ×2×1.5.

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

Pursuant to the Measures on Reporting of Foreign Investment Information issued by the MOFCOM and SAIC (the renamed SAMR) on December 30, 2019, which became effective on January 1, 2020 and was amended on December 4, 2023, where there is a change in information in the initial report which involves enterprise change registration or filing, the foreign investment enterprise shall submit a change report through the Enterprise Registration System at the time of completion of enterprise change registration.

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

Regulatory Approval from the China Securities Regulatory Commission

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. Subsequently, the CSRC circulated a series of supporting guidance rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of CSRC, or collectively, the Guidance Rules and Notice. These new regulations propose to establish a new filing-based regime to regulate overseas offerings and listings by Chinese domestic companies.

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

Lixiang Education Holding Co., Ltd. ("the Company")
(Cayman Islands)
100%
Lianwai investment Co., Ltd.
(British Virgin Islands)
100%
Hong Kong Mengxiang Education Development Group Limited
(Hong Kong)
100%
Outside China
Inside China
Liandu WFOE
(PRC)
100%
100%
Xianke
(PRC)
Hangzhou Youxi
(PRC)
Ms. Fen Ye
Ms. Hong Ye
Beijing R.R.Z. (3)
(PRC)
Beijing C.A. (3)
(PRC)
95%
5%
42%
15%
Lishui Mengxiang
(PRC)
100%
43%
Lishui International School(1)
(PRC)
Beijing P.X.(2)
(PRC)
Beijing Xinxiang(3)
(PRC)
100%
100%
Langfang School
(PRC)
Hainan Jiangcai
(PRC)
Hebei Chuangxiang
(PRC)
Contractual arrangements
Equity interest
Sponsorship interest (4)

Notes:

(1)	Lishui Mengxiang holds 100% of the sponsorship interests of Lishui International School. On April 2, 2024, Liandu WFOE entered into a series of contractual arrangements with respect to the operation of Lishui International School, pursuant to which Lishui Mengxiang’s sponsorship interests of Lishui International School became effective on June 25, 2023. As of the date of the annual report on form 20-F, Lishui International School has two classes, nine teachers, and a total of 14 faculty members.

(2)	Beijing P.X. holds 100% of the sponsorship interests of Langfang School. Liandu WFOE entered into a series of contractual arrangements with respect to the operation of Langfang School on March 28, 2023. The contractual arrangements took effect on January 1, 2022. As of the date of the annual report, Langfang City has not released any detailed rules on classification registration of private schools and we have not received any relevant notice from the competent authorities of Langfang City since January 1, 2022 when Beijing P.X. began to hold the whole sponsorship interests of Langfang School. On January 6, 2023, Beijing P.X. established a wholly-owned subsidiary, Hebei Chuangxiang, a human resources services provider for internship and employment recommendations.

(3)	Lishui Mengxiang holds 43% equity interests of Beijing Xinxiang. Beijing R.R.Z. holds 42% equity interests of Beijing Xinxiang. The management team of Beijing Xinxiang formed Beijing Chuang’ao Technology Center (L.P.) (“Beijing C.A.”), holding 15% equity interests of Beijing Xinxiang. Given that the board of directors of Beijing Xinxiang consists of five members, three of which shall be appointed by Lishui Mengxiang, we are regarded as the primary beneficiary of Beijing Xinxiang through Lishui Mengxiang under U.S. GAAP as Lishui Mengxiang holds more than half of the voting power in the board of directors of Beijing Xinxiang. Therefore, the financial statements of Beijing Xinxiang are consolidated in our annual report on Form 20-F for the year ended December 31, 2023.

(4)	According to PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” instead of “owners” or “shareholders.” The economic substance of “sponsorship” with respect to private schools is substantially similar to that of ownership with regard to legal, regulatory and tax matters. However, the differences between sponsorship and equity ownership can be found in the specific provisions of the laws and regulations applicable to sponsors and owners, such as provisions regarding the right to receive returns on investment and the right to the distribution of residual properties upon termination and liquidation

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

On April 20, 2022, Liandu WFOE entered into a series of contractual arrangements, or the VIE structure, with Lishui Mengxiang, Qingtian International School, shareholders of Lishui Mengxiang and the Council Members of Qingtian International School. On January 31, 2023, due to the change of shareholders of Lishui Mengxiang, Liandu WFOE entered into an updated series of contractual arrangements with respect to the operation of Qingtian International School. The updated series of contractual arrangements replaced the previous ones and took effect on December 16, 2022, the same date when the shareholders of Lishui Mengxiang signed an equity transfer agreement. On January 15, 2024, Lishui Mengxiang entered into a definitive agreement to transfer 100% of the sponsorship interests of Qingtian International School to Qiaoxiang Education, an entity affiliated with Mr. Biao Wei, a director and the Chief Executive Officer of the Company, for a consideration of RMB23,161,000. On April 2, 2024, Liandu WFOE, Lishui Mengxiang, Qingtian International School, the shareholders of Lishui Mengxiang and the Council Members of Qingtian International School entered into the Acknowledgment Agreement of Contractual Agreements of Qingtian Overseas Chinese Experimental High School, pursuant to which rights and obligations under the Business Cooperation Agreement, the Exclusive Technical Service and Business Consulting Agreement, the Exclusive Call Option Agreement, the Proxy Agreement for School’s Sponsor and Council Members and the Loan Agreement relating to Qingtian International School and the Council Members thereunder were actually terminated on December 31, 2023. We deconsolidated the results of Qingtian International School in our consolidated financial statements since December 31, 2023.

On March 28, 2023, Liandu WFOE entered into a series of contractual arrangements, or the VIE structure, with Beijing P.X. and Langfang School, shareholders of Beijing P.X. and the Council Members of Langfang School. The series of contractual arrangements became effective on January 1, 2022.

On April 2, 2024, Liandu WFOE entered into a series of contractual arrangements, or the VIE structure, with Lishui Mengxiang, Lishui International School, shareholders of Lishui Mengxiang and the Council Members of Lishui International School. The series of contractual arrangements became effective on June 25, 2023.

These contractual arrangements have enabled us to (i) exercise the power over Lishui Mengxiang, Qingtian International School, Lishui International School and Langfang School, (ii) have the exposure or rights to variable returns from our involvement with the VIEs, and (iii) exercise the ability to affect those returns through use of its power over the VIEs.

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

Contractual Arrangements with respect to Qingtian International School

Below is a summary of the material provisions of these contractual arrangements with Liandu WFOE and the shareholders of Lishui Mengxiang with respect of Qingtian International School. For more complete information you should read these agreements in their entirety.

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

Acknowledge Agreement. Pursuant to the Acknowledgment Agreement of Contractual Agreements of Qingtian Overseas Chinese Experimental High School dated April 2, 2024, the rights and obligations under the Business Cooperation Agreement, the Exclusive Technical Service and Business Consulting Agreement, the Exclusive Call Option Agreement, the Proxy Agreement for School’s Sponsor and Council Members and the Loan Agreement relating to Qingtian International School and the Council Members thereunder were actually terminated on December 31, 2023.

Contractual Arrangements with respect to Langfang School School

Below is a summary of the material provisions of these contractual arrangements with Liandu WFOE and the shareholders of Beijing P.X. with respect to Langfang School. For more complete information you should read these agreements in their entirety.

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

Contractual Arrangements with respect to Lishui International School

Below is a summary of the material provisions of these contractual arrangements with Liandu WFOE and the shareholders of Lishui Mengxiang with respect to Lishui International School. For more complete information you should read these agreements in their entirety.

Exclusive Call Option Agreement. Under the Exclusive Call Option Agreement dated April 2, 2024, Ms. Fen Ye and Ms. Hong Ye, or the shareholders of Lishui Mengxiang have irrevocably granted Liandu WFOE or its designated purchaser the exclusive right to purchase all or part of the direct and/or indirect equity interests of Lishui Mengxiang, or the Equity Call Option. The purchase price payable by Liandu WFOE or its designated purchaser in respect of the transfer of Lishui Mengxiang’s direct and/or indirect equity interest or equity interests shall be at the lowest price permitted under the PRC laws and regulations. Liandu WFOE or its designated purchaser shall have the right to purchase such proportion of Lishui Mengxiang’s interest in Lishui International School and/or other equity interest of Lishui Mengxiang as it decides at any time. Lishui International School provides high school education services, in which case the foreign investors are restricted to hold equity interests of Lishui Mengxiang, Lishui International School’s sponsor, in accordance with the current PRC laws and regulations. If and when the PRC laws and regulations allow Liandu WFOE or us to directly hold all or part of the school sponsor interests in Lishui International School and/or all or part of other equity interests of Lishui Mengxiang and operate competent education business in the PRC, Liandu WFOE shall issue the notice of exercise of such equity call option as soon as practicable, and the percentage of interests to be purchased upon exercise of such Equity Call Option shall be no less than the maximum percentage allowed to be held by Liandu WFOE or its designated purchaser under the PRC laws and regulations. Such equity transfer price is not expressly provided for in the current PRC laws and regulations and it is uncertain whether it may be further regulated by future PRC laws and regulations. Pursuant to the Exclusive Call Option Agreement, all taxes and fees associated with the equity transfer shall be paid by Lishui Mengxiang’s shareholders and/or the direct equity holders of the VIEs upon the transfer. In the absence of written consent from Liandu WFOE, except as otherwise described in the Exclusive Call Option Agreement, Lishui Mengxiang and its shareholders shall not sell, transfer, assign or otherwise dispose of or create any encumbrance on any of Lishui Mengxiang’s assets, businesses or equity interests or procure separation or merge with any other entities. Furthermore, without written consent from Liandu WFOE, Lishui Mengxiang may not terminate any material contracts or enter into any other contracts which may contradict such material contracts, incur any indebtedness or provide any loan or guarantee to a third party, except as disclosed to Liandu WFOE, or alter the nature or scope of its business. The Exclusive Call Option Agreement will remain in force during the operation term of VIEs and any periods that are renewable pursuant to the PRC laws, and will terminate automatically when Liandu WFOE and/or its designated entities fully exercised their options to purchase all the equities of VIEs in accordance with this agreement. In addition, unless otherwise stipulated by laws, this agreement may not be terminated by Lishui Mengxiang or its shareholders unilaterally, but may only be terminated by Liandu WFOE after notice in advance.

Proxy Agreement for School’s Sponsors and Council Members. Pursuant to the Proxy Agreement for School’s Sponsors and Council Members dated April 2, 2024, Lishui Mengxiang has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as school sponsor of Lishui International School to the extent permitted by the PRC laws. These rights include, but are not limited to: (a) the right to appoint and/or elect of council members of Lishui International School; (b) the right to appoint and/or elect the supervisors of Lishui International School; the right to put forward the School’s mission and scope of operation;(c)the right to examine or approve the Articles of Association of Lishui International School, development planning, major projects and budget for revenues and expenditures;(d) the right to supervise the performance of Lishui International School and the achievement of the objectives set out in the bylaw;(e) the right to establish the executive school council in accordance with the authority and procedures prescribed in the bylaw of Lishui International School and to participate in the running and management of the School;(f) the right to access the information about the operation conditions and financial conditions of Lishui International School;(g) the right to consult the resolutions, records, financial and accounting statements and reports of the school council meetings in accordance with the PRC laws;(h) the right to use the remaining property of the school after the liquidation for running other non-profit schools continuously in accordance with the PRC laws;(i) the right to transfer the interests of Lishui International School’s sponsor in accordance with the PRC laws;and (j) any other rights of Lishui International School’s Sponsor provided by other applicable laws and regulations of the PRC and the articles of association of Lishui International School (as amended from time to time).

The appointed Council Members of Lishui International School from Lishui Mengxiang has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as school sponsor of Lishui International School to the extent permitted by the PRC laws. These rights include, but are not limited to: (a) acting as the agent of Lishui International School’s Sponsor to attend the council meeting of Lishui International School; enjoying the right to speak, propose, vote, elect and stand for election, and the right to know, propose and supervise council meeting and business activities carried out by Lishui International School; (b) exercising the voting rights on behalf of Lishui International School’s Sponsor for all matters requiring discussion and resolution of the council; (c) proposing to convene a council meeting of Lishui International School; (d) signing the council meeting minutes, council meeting resolutions or other legal documents that the Appointed Council Members has the right to sign as the council member of Lishui International School; (e) instructing the legal representative, the financial, business and administrative chiefs, etc. of Lishui International School to act in accordance with the Trustee’s intention; (f) exercising other rights of the council member and council members’ voting rights under the articles of association (including any other council members’ voting rights as stipulated in the amended articles of association) of Lishui International School; (g) handling legal procedures containing registration, examination and approval and license of schools at the competent departments of government; and (h) any other rights of the Council Member as pursuant to the applicable PRC laws, regulations and the articles of association (as amended from time to time) of Lishui International School. In addition, each of Lishui Mengxiang and the Council Members of Lishui International School have irrevocably agreed that (i) Liandu WFOE may delegate its rights under the Proxy Agreement for School’s Sponsors and Council Members to the directors of Liandu WFOE or its designated person, without prior notice to or approval by Lishui Mengxiang and the Council Members of Lishui International School; and (ii) any person as successor of civil rights of Liandu WFOE or liquidator by reason of subdivision, merger, liquidation of Liandu WFOE or other circumstances shall have authority to replace Liandu WFOE to exercise all rights under the Proxy Agreement for School’s Sponsors and Council Members.

Proxy Agreement for Shareholders. Pursuant to the Proxy Agreement for Shareholders dated April 2, 2024, each shareholder of Lishui Mengxiang has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as the shareholder to the extent permitted by the PRC laws. These rights include, but are not limited to: (a) the right to attend the shareholders’ meeting of our school acting as WFOE’s nominee; (b) the right to vote on behalf of the sponsors for all matters requiring discussion and resolution of the shareholders’ meeting; (c) the right to sign the shareholders’ minutes, resolutions or other legal documents; (d) the right to indicate the directors, the legal representative, etc. to act in accordance with WFOE’s intention; (e) the right to handle legal procedures containing registration, examination and approval and license of schools at the competent departments of governments; (f) the right to decide to transfer or otherwise dispose of the equity of our school; (g) any other shareholder rights as pursuant to the applicable PRC laws, regulations and our school’s articles of association as amended from time to time.

Business Cooperation Agreement. Pursuant to the Business Cooperation Agreement dated April 2, 2024, Liandu WFOE shall provide technical services, management support and consulting services necessary for the private education business, and in return, the VIEs shall make payments accordingly. In particular, such services include but not limited to developing curriculum, conducting market research and offering management and marketing advice, providing technology services, providing public relations services, providing support for teacher hiring and training and providing other services that the VIEs may need from time to time. Without the prior consent of Liandu WFOE, none of the VIEs may accept such services provided by any third party. As part of the business cooperative agreement, VIEs and the shareholders of Lishui Mengxiang agree that they will not take any actions except as otherwise described in the Business Cooperation Agreement, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of the VIEs, disposing of their equity interests in the VIEs, or paying dividends or other similar payments to the sponsors or the shareholders VIEs in the absence of written consent from Liandu WFOE. The aforementioned agreements will terminate automatically when Liandu WFOE and/or its designated entities fully exercised their options to purchase all the equities held by Nominee Shareholders in accordance with the Exclusive Call Option Agreement. In addition, unless otherwise stipulated by laws, this agreement may not be terminated by VIEs or the shareholders, but may only be terminated by Liandu WFOE after notice in advance.

Exclusive Technical Service and Business Consulting Agreement. Pursuant to the Exclusive Technical Service and Business Consulting Agreement dated April 2, 2024, Liandu WFOE agreed to provide exclusive technical services to Lishui International School and Lishui International School’s sponsor, Lishui Mengxiang. Furthermore, Liandu WFOE agreed to provide exclusive business consultancy services to Lishui International School and Lishui International School’s sponsor. In consideration of the technical and business consultancy services provided by Liandu WFOE, Lishui International School and Lishui International School’s sponsor agreed to pay Liandu WFOE a service fee withdrawn from their respective amount of surplus from operations after deducting all costs, expenses, taxes, losses (if required by the law) and the legally development fund of the respective school (if required by the law) and other costs and funds that shall be retained at Lishui International School in accordance with applicable PRC laws. Liandu WFOE has the right (but not the obligation) to adjust the amount of such service fee by reference to the actual services provided and the actual business operations and needs of Lishui International School and Lishui International School’s sponsor, provided that any adjusted amount shall not exceed the amount mentioned above. Lishui International School and Lishui International School’s sponsor do not have any right to make any such adjustment. Unless otherwise prescribed under the PRC laws and regulations, Liandu WFOE shall have exclusive proprietary rights to any technology and intellectual property developed and materials prepared in the course of the provision of research and development, technical support and services by Liandu WFOE to Lishui International School and Lishui International School’s sponsor, and any intellectual property in the products developed, including any other rights derived thereunder, in the course of performance of obligations under the Exclusive Technical Service and Business Consulting Agreement and/or any other agreements entered into between Liandu WFOE and the VIEs.

Equity Pledge Agreement. Pursuant to the Equity Pledge Agreement dated April 2, 2024, the shareholders unconditionally and irrevocably pledged all of their equity interests in Lishui Mengxiang to Liandu WFOE to guarantee performance of the obligations of the VIEs under the Exclusive Call Option Agreement, Business Cooperation Agreement, Exclusive Technical Service and Business Consulting Agreement, Proxy Agreement for Shareholders, Proxy Agreement for School’s Sponsors and Council Members and Loan Agreement, each as described above the shareholders of Lishui Mengxiang agreed that without prior written consent of the PRC WFOE, they shall not transfer or dispose of the pledged equity interests, or create or allow any encumbrance on the pledged equity interests. Unless otherwise stipulated by laws, this agreement may not be terminated by Lishui Mengxiang or the shareholders of Lishui Mengxiang unilaterally, but may only be terminated by the Liandu WFOE after notice in advance. The equity pledge agreement remains in full force and effect until all of the obligations under the contractual arrangements have been duly performed or the guaranteed debts are duly paid. The pledge of equity interests in Lishui Mengxiang has been duly registered with the local branch of SAIC and is effective upon such registration.

After consulting with our PRC legal counsel Beijing DeHeng Law offices, we are of the view that:

●	the ownership structures of Liandu WFOE and the VIEs currently will not violate any applicable PRC law, regulation, or rule currently in effect; and

●	the contractual arrangements (a) among Liandu WFOE, Lishui Mengxiang, Qingtian International School, shareholders of Lishui Mengxiang and the Council Members of Qingtian International School; (b) among Liandu WFOE, Beijing P.X., Langfang School, shareholders of Beijing P.X. and the Council Members of Langfang School; and (c) among Liandu WFOE, Lishui Mengxiang, Lishui International School, shareholders of Lishui Mengxiang and the Council Members of Lishui International School, governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect.

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

D. Property, Plants and Equipment

Our headquarters are located in Lishui City, Zhejiang Province, the People’s Republic of China. As of December 31, 2023, we and the VIEs owned the land use rights for eight parcels of land in the PRC with a total site area of approximately 104,739 sq.m. We and the VIEs also owned 25 buildings with a total gross floor area of approximately 86,518 sq.m. On December 29, 2021, Lishui Mengxiang as the landlord entered into a lease agreement with Lianwai School. The lease covers 3 parcels of land in Liandu District and the term of this lease is for three years from January 1, 2022 to December 31, 2024. The lease agreement is a part of the essential services we continued to provide to Lianwai School in order to keep Lianwai School in operation and minimize the disruptions to its existing students. We have not recognized any revenue from this lease pursuant to the 2021 Complementation Rules.

On January 29, 2019, Qingtian Zhongyi Education Investment as the tenant entered into a lease agreement with Qingtian High School as the landlord. The term of this lease is for three years from August 1, 2019 to July 31, 2022 and the rental fees was RMB600,000 (including tax) each year. On July 31, 2022, the lease was extended for three years until July 31, 2025 on the same standard of rental fees with Qingtian International School as the tenant. The lease covers the facilities and properties with a total aggregate area of approximately 9,012 sq.m. Currently, the lease properties serve as the educational buildings, premises and campus for Qingtian International School. The termination of this lease agreement during the lease period will be subject to further negotiation between the parties and the approval of the local Education Bureau.

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

Pursuant to the applicable PRC laws and regulations, parties to a lease agreement are required to file the lease agreements for registration and obtain property leasing filing certificates for their leases. As of the date of the annual report, we and the VIEs had not completed lease registration of the properties we and the VIEs leased in China. Although failure to register or file a lease does not in itself invalidate the leases, we and the VIEs may be required by relevant government authorities to file the lease agreements to complete the registration formalities and may be subject to a fine for non-registration within the prescribed time limit, which may range from RMB1,000 to RMB10,000 per lease agreement. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry.”

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

A. Operating Results

Overview

Our and the VIEs’ private education services primarily consist of high school education and vocational education. For the year ended December 31, 2023, we and the VIEs have an education services network consisting of two high schools, three vocational education services providers and two comprehensive human resources services providers, covering Zhejiang Province, Hebei Province, and Hainan Province in mainland China. The entities engaging in our main business include:

●	Qingtian International School and Lishui International School, educational institutions specialized in providing high school education to students from overseas Chinese families returning to China who are commonly known as the overseas Chinese returnees;

●	Beijing Xinxiang, Langfang School and Hainan Jiangcai, vocational education services providers offering a variety of vocational education programs with the aim to help students to equip with practical vocational skill sets; and

●	Chuangmei Weiye and Hebei Chuangxiang, professional comprehensive human resources service providers connecting enterprises and vocational school students, providing talents to enterprises and assisting vocational schools to provide internship opportunities to their students.

On August 18, 2021, Lishui Mengxiang entered into a sponsorship interests transfer agreement with Qingtian Zhongyi Education Investment in respect of the acquisition of 100% of the sponsorship interests of Qingtian International School. On August 24, 2021, the alteration registration of Qingtian International School was completed and Lishui Mengxiang started to hold 100% of the sponsorship interests of Qingtian International School. The transaction was closed in November 2021. We have consolidated the results of Qingtian International School in our consolidated financial statements since August 31, 2021, in accordance with U.S GAAP through a series of contractual arrangements. On January 15, 2024, Lishui Mengxiang entered into a definitive agreement to transfer 100% of the sponsorship interests of Qingtian International School to Qiaoxiang Education. On April 2, 2024, Liandu WFOE and the shareholders of Lishui Mengxiang, among others, entered into the Acknowledgment Agreement of Contractual Agreements of Qingtian Overseas Chinese Experimental High School, pursuant to which rights and obligations under the contractual arrangements with respect to Qingtian International School were actually terminated on December 31, 2023. We deconsolidated the results of Qingtian International School in our consolidated financial statements since December 31, 2023. For details regarding the history of Qingtian International School as one of the VIEs, see “Item 4. Information on the Company—A. History and Development of the Company.” Lishui Mengxiang also holds 100% of the sponsorship interests of Lishui International School since June 25, 2023. The high school curriculum programs offered at Qingtian International School and Lishui International School are designed for students from the families of overseas Chinese returnees. The increasing population of overseas Chinese returnees and their immediate relatives in Zhejiang Province provides a growing opportunity in the private education industry. Students as overseas Chinese returnees have the opportunity to attend the PRC Joint Recruitment Examination for overseas Chinese returnees and students in Hong Kong, Macau and Taiwan as a parallel track to the college entrance exam taken by local students. Qingtian International School and Lishui International School provide PRC high school curriculum program combined with the courses designed for the PRC Joint Recruitment Examination, using small-class teaching method and semi-military management, which enable its students to gain admission to the most prestigious colleges and universities and therefore we believe our outstanding admission performance will enhance our and the VIEs’ schools’ reputation in the industry and improve our prospects.

We and the VIEs offer vocational education services through the Vocational Education Services Providers, namely Beijing Xinxiang, Langfang School and Hainan Jiangcai. Beijing Xinxiang was formed in January 2022 by Lishui Mengxiang and Beijing R.R.Z. Langfang School and Hainan Jiangcai were acquired by Lishui Mengxiang in January 2022.

Beijing Xinxiang is a vocational education service provider in the healthcare industry, formed in January 2022 by Lishui Mengxiang and Beijing R.R.Z. The healthcare industry in China has significant unmet demand for vocational training education to bridge the supply and demand gap between employers and students.

Langfang School is a provincial private vocational school approved by the Human Resources and Social Security Department of Hebei Province, integrating academic education and vocational education. Langfang School was acquired by Lishui Mengxiang in January 2022. As of the date of the annual report, the administrative procedures with the PRC governmental authorities to amend the registration reflecting the result of the acquisition of Langfang School have not been completed due to the internal procedures of the competent authorities and we and the VIEs are still in the process of active communication with such local authorities.

Through Hainan Jiangcai, a subsidiary of Beijing P.X., we and the VIEs cooperate with Hainan Technical School, a reputable vocational education school in Haikou City, Hainan Province to jointly design and develop curriculum programs based on the prevalent market trends and employer preferences.

Chuangmei Weiye is a professional comprehensive education and human resources service provider through which we assisted talents with practical skills in obtaining internship opportunities and positions in well-known companies so as to bridge the supply and demand gap between the employers and talents. On November 5, 2023, Lishui Mengxiang elected to exercise the right to sell 100% of the equity interests of Chuangmei Weiye back to Beijing S.K. and its affiliates pursuant to that certain supplementary agreement by and among Lishui Mengxiang, Beijing S.K., certain affiliates of Beijing S.K. and Beijing P.X. dated August 20, 2023, primarily due to the substantial amount of Chuangmei Weiye’s historical debts. The equity interests of Chuangmei Weiye were transferred back to Beijing S.K.’s affiliates at a price of RMB6.36 million and the transfer was completed on November 9, 2023. After the transaction, the amount of RMB6.36 million has been added to the total debts owed by Beijing S.K. to Lishui Mengxiang.

On January 6, 2023, Beijing P.X. established Hebei Chuangxiang as its wholly-owned subsidiary to expand the human resources services business. Hebei Chuangxiang is a human resources services provider for internship and employment recommendations.

Pursuant to the impact of the 2021 Implementation Rules, we deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements.

Our net revenues for continuing operation were RMB34.4 million, RMB41.4 million and RMB50.8 million (US$7.2 million) in 2021, 2022 and 2023, respectively. We had net loss RMB243.8 million, RMB8.1 million and RMB127.0 million (US$17.9 million) in 2021, 2022 and 2023, respectively.

Major Factors Affecting Our Results of Operations

We believe that our results of operations are affected by the following factors:

Demand for private education and vocational education in China

Our and the VIEs’ operations are driven by the growth of demand for private education and vocational education in China. Such demand is primarily driven by the increasing number of Chinese students who seek quality education and aspire to gain solid practical skills, which is in turn driven by an increasing number of affluent families in China, the rising recognition of the quality of high school education, and various economic factors. The demand of private education and vocational education are affected by a number of factors, including general economic conditions, diversified course offerings, quality of education, expected compensation levels, social acceptance towards vocational graduates, and government support. Material changes to these factors will affect our operation results.

Level of our and the VIEs’ student enrollment

Our net revenues and profitability are dependent on the level of student enrollment at our schools. The number of students enrolled in Qingtian International School, Lishui International School, Langfang School and Hainan Jiangcai was 491, 74, 1554 and 480 as of September 1, 2023, respectively.

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

The student enrollment level is also affected by the capacity of the schools. Qingtian International School, Lishui International School, Langfang School and Hainan Jiangcai recorded a utilization rate of 60.6%, 92.5%, 60.8%, 60.0% as of September 1, 2023, respectively. Subject to the capacity of the schools, we expect that the number of students will increase steadily by school year as the schools continue to recruit more students than graduates/withdrawals from the schools.

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

Qingtian International School’s approved base prices are RMB27,587 per semester for tuition and RMB1,013 per semester for accommodation fees for each student. Lishui International School’s approved base prices are RMB14,000 per semester for tuition and RMB840 per semester for accommodation fees for each student. We charge tuition and fees based on the type of major that the student is enrolled at Langfang School. Langfang School’s approved average base prices are RMB10,820 per semester for tuition and RMB3,008 per semester for accommodation fees for each student.

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

Our ability to control operating costs and expenses

Our cost of revenues primarily consists of salaries and welfare for the teachers, cost for food, books and uniform, depreciation and amortization, rental fees, utilities, tax surcharges and maintenance and repairs. Our general and administrative expenses primarily consist of salaries and welfare for our administrative staff and office expenses. Our profitability depends, in part, on our ability to control our operating costs and expenses. We and the VIEs highly value the teachers and invest in the teachers heavily, through extensive training opportunities and competitive compensation levels. The number of teachers employed by Qingtian International School, Lishui International School, Langfang School and Hainan Jiangcai were 46, nine, 84, and 20 as of September 1, 2023, respectively. Our strategy is to maintain and attract more high-quality teachers, by continuing to increase teachers’ salaries and other benefits from time to time to maintain our competitiveness in the market. As we and the VIEs continue to increase our student base and expand our operations, our cost of revenues and general and administrative expenses may increase accordingly. Our capability to effectively control operating costs and expenses will continue to affect our results of operations.

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

Key Components of Results of Operations

Net revenues of continuing operations

The following table sets forth the contribution of revenue of continuing operations.

	For the years ended December 31,
	2021	2022	2023
Revenue from third parties:
Tuition fees	4,146,247	23,702,135	30,626,298
Comprehensive human resource services	-	12,385	653,149
Accommodation	228,526	5,920,364	5,963,281
Uniforms, learning materials and other campus necessities	1,986,186	3,992,076	2,937,007
Course design, development and training	-	3,675,953	4,766,127
Meals	2,014,151	2,544,884	1,925,744
Rental revenue	76,191	-	746,294
Others	61,691	751,659	2,443,231
Subtotal	8,512,992	40,599,456	50,061,131

Revenue from related party:
Rental revenue	906,667	754,285	754,285

Revenue from Affected Entity (1):
Rental revenue	14,152,381	-	-
Food procurement services	10,864,732	-	-
Subtotal	25,017,113	-	-
Total revenue	34,436,772	41,353,741	50,815,416

For continuing operations, our total net revenues were RMB34.4 million, RMB41.4 million and RMB50.8 million in 2021, 2022 and 2023, respectively.

Revenue from third parties

Lishui Mengxiang started to hold 100% of the sponsorship interests of Qingtian International School on August 24, 2021, and transferred 100% of such sponsorship interests to a related party, Qiaoxiang Education, for a consideration of RMB23,161,000, effective on December 31, 2023. Lishui Mengxiang began to hold 100% of the sponsorship interests of Lishui International School on June 25, 2023. Qingtian International School and Lishui International School offered high school education services and our high school curriculum programs were designed for students as overseas Chinese returnees. We offer high school curriculum programs and accommodation service to the students, and generally charges the students tuition and accommodation fees prior to the beginning of each semester. During the stay in school, Qingtian High School offers students with meals, and meal fees are collected each time students had meal.

To expand our and the VIE's business into vocational education, Lishui Mengxiang entered into definitive agreements to acquire 100% of the equity interests of Beijing P.X. on January 1, 2022, which was a wholly-owned subsidiary of Beijing S.K. at the time, so that after the transaction, Lishui Mengxiang through its shareholding of Beijing P.X. would in turn hold 100% of the equity interests of Chuangmei Weiye and Hainan Jiangcai, and 100% of the sponsorship interests of Langfang School. The acquisition was completed in May 2022. Langfang School offers vocational education programs and accommodation service to the students, and charges tuition, learning materials fees and accommodation fees from the students prior to the beginning of each semester. On January 6, 2023, Beijing P.X established a wholly-owned subsidiary Hebei Chuangxiang, a human resources services provider for internship and employment recommendations, in order to expand the comprehensive human resources services business.

The following table sets forth the number of students enrolled at Qingtian International School, Lishui International School, Langfang School and Hainan Jiangcai as of the dates of the beginning of school year indicated.

	As of September 1,
	2022		2023
	Number	%	Number	%
Enrollment
Qingtian International School	501	31.7%	491	18.9%
Lishui International School	-	-	74	2.9%
Langfang School	838	53.0	1,554	59.8%
Hainan Jiangcai	241	15.3	480	18.4%
Total	1,580	100.0%	2,599	100.0%

In addition, we and the VIEs sell school uniform, learning materials and other campus necessities to students. For the years ended December 31, 2023, Qingtian International School, Lishui International School, Langfang School, and Hainan Jiangcai generated total revenue of RMB15.2 million, RMB1.1 million, RMB24.2 million and RMB6.4 million, respectively.

For the year ended December 31, 2021, the third parties rented our school non-education space for grocery stores, selling stationeries or snacks etc. to students which were operated directly by the lessee. For the year ended December 31, 2023, we leased staff dormitory and administrative office to the third parties for their daily operations. The total rental revenue for third parties rental was RMB76.2 thousands, nil and RMB0.8 million for the years ended December 31, 2021, 2022 and 2023, respectively.

Revenue from related parties

For the years ended December 31, 2021, 2022 and 2023, revenue from related parties consists of rental income generated from premises we and the VIEs leased to Lishui Yuanmeng Training Company Limited as a training venue until February 28, 2022 and to Liandu Foreign Language School Kindergarten as its kindergarten facilities starting from January 9, 2022. According to the lease agreement entered into with Lianwai Foreign Language School Kindergarten, the term of lease is three years from January 2022 to December 2024. For the years ended December 31, 2021, 2022 and 2023, revenue from related parties were RMB0.9 million, RMB0.8 million and RMB0.8 million, respectively.

Net revenues of discontinued operations

For discontinued operations, our total net revenues were RMB102.0 million, RMB7.8 million and RMB1.6 million in 2021, 2022 and 2023, respectively.

Revenue from Lianwai School

Lianwai School was deconsolidated from September 1, 2021 due to the impact of 2021 Implementation Rules, which was disclosed as a discontinued operation for the year ended December 31, 2021 and the relevant revenue amounted to RMB102.0 million in this period. In addition, a private school providing compulsory education is prohibited from conducting transactions with its related party under the 2021 Implementation Rules. To minimize disruptions to existing students enrolled in Lianwai School, we continued to offer essential services to the students without recognizing any revenues relating to Lianwai School from September 1, 2021.

Revenue from Chuangmei Weiye

To expand our and the VIE's business into vocational education, Lishui Mengxiang entered into definitive agreements to acquire 100% of the equity interests of Beijing P.X. on January 1, 2022, which was a wholly-owned subsidiary of Beijing S.K. at the time, so that after the transaction, Lishui Mengxiang through its shareholding of Beijing P.X. would in turn hold 100% of the equity interests of Chuangmei Weiye and Hainan Jiangcai, and 100% of the sponsorship interests of Langfang School. The acquisition was completed in May 2022. In November 2023, Lishui Mengxiang elected to exercise its right to sell 100% of the equity interest of Chuangmei Weiye back to Beijing S.K pursuant to that certain supplementary agreement by and among Lishui Mengxiang, Beijing S.K., certain affiliates of Beijing S.K. and Beijing P.X. dated August 20, 2023, primarily due to the substantial amount of Chuangmei Weiye’s historical debts. The equity interests of Chuangmei Weiye were transferred back to Beijing S.K.’s affiliates at a price of RMB6.36 million and the transfer was completed on November 9, 2023. After the transaction, the amount of RMB6.36 million has been added to the total debts owed by Beijing S.K. to Lishui Mengxiang. We have evaluated the disposal of Chuangmei Weiye and concluded that the disposal should be accounted as discontinued operation for the year ended and as of December 31, 2023 since this disposal had a major effect on our operations and financial results.

Chuangmei Weiye mainly provided comprehensive services for flexible employment, which primarily focused on recommending interns from schools to various enterprises with human resources demand. For the years ended December 31, 2022 and 2023, Chuangmei Weiye generated revenue of RMB7.8 million and RMB1.6 million, respectively.

Cost of revenues

For continuing operation, our cost of revenues primarily consists of salaries, welfare costs, cost for food, books and uniform, depreciation and amortization, rental fees, utilities, tax surcharges and maintenance and repairs. Our cost of revenues was RMB17.4 million, RMB40.4 million and RMB46.9 million (US$6.6 million) in 2021, 2022 and 2023, accounting for 50.4%, 97.7% and 92.2% of our net revenues for the same periods, respectively.

Gross profit

Our gross profit was RMB17.1 million, RMB0.9 million and RMB4.0 million (US$0.6 million) in 2021, 2022 and 2023, respectively. Our gross profit margin was 49.6%, 2.3% and 7.8% in 2021, 2022 and 2023, respectively. The increase in gross profit margin from 2022 to 2023 was primarily due to the increase in gross profit margin of both Langfang School and Hainan Jiangcai in 2023.

General and administrative expenses

Our general and administrative expenses primarily consist of salaries and welfare for our non-teaching staff, professional service fees, depreciation and amortization expenses, office expenses and others. Our general and administrative expenses were RMB18.4 million, RMB27.7 million and RMB25.4 million (US$3.6 million) in 2021, 2022 and 2023, respectively, accounting for 53.4%, 66.9% and 50.1% of our net revenues for the same periods, respectively.

Selling and marketing expenses

Our selling expenses primarily consist of salaries and welfare for staff, traveling expenses, advertising expenses, entertainment expenses and other miscellaneous expenses. Our selling expenses were nil, RMB62 thousand and RMB18 thousand (US$3 thousand) in 2021, 2022 and 2023, respectively, accounting for nil, 0.1% and 0.04% of our net revenues for the same periods, respectively.

Impairment loss on goodwill

Our impairment loss on goodwill resulted from the impairment of goodwill from acquisition of Beijing P.X.. Beijing P.X. has failed to meet the performance requirement and we performed the quantitative impairment test for goodwill. Fair value of Beijing P.X. reporting unit was less than its carrying amount. Our impairment loss on goodwill was nil, RMB18.8 and RMB22.7 million (US$3.2 million) in 2021, 2022 and 2023, respectively, accounting for nil, 45.6% and 44.6% of our net revenues for the same periods, respectively.

Expected credit loss for receivables and other assets

We periodically adjust our allowance for receivables when we believe that the future collection is unlikely. The allowance for Beijing S.K. receivables is calculated based on historical loss experience using probability of default and loss given default methods and adjusted for various qualitative factors that reflect current conditions and reasonable and supportable forecasts of future economic conditions after the adoption of Accounting Standard Codification (“ASC”) Topic 326. We recognize any increase in allowance for advance deposit for intent acquisition and contingent consideration receivables from Beijing S.K. as expected credit loss for receivables for the relevant period.

Interest expense and interest income

Our interest expenses primarily consist of interest on bank borrowings. Our interest expense was RMB2.4 million, RMB4.0 million and RMB3.6 million (US$0.5 million) in 2021, 2022 and 2023, accounting for 6.9%, 9.7% and 7.2% of our net revenues for the same periods, respectively.

Fair value change gain of contingent consideration

As agreed in the acquisition agreement of Beijing P.X., we have the right to request the return of the previously transferred consideration for the acquisition of Beijing P.X. back to us depending on Beijing P.X.’s operation performance in 2022. Since Beijing P.X. has failed to meet the performance requirement in 2022, we remeasured the fair value of the contingent consideration at the year end and recognized fair value change gain of RMB22.9 million and nil for the year ended December 31, 2022 and 2023. In April 2023, we entered into supplementary agreement to resolve the contingency and confirm the amount due from Beijing S.K. of RMB22.9 million as the return of previously transferred consideration.

Other income, net

Our other income consists of government grants and other miscellaneous (cost)/income. Government grants represented subsidies from various government authorities in China in relation to our school operation. Other miscellaneous (cost)/income consists of investment income, non-operating income and expenses, bank charges and others. Our other income, net was RMB4.6 million, RMB16.8 and RMB12.3 million (US$1.7 million) in 2021, 2022 and 2023, respectively, accounting for 13.3%, 40.7% and 24.3% of our net revenues for the same periods, respectively.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands and conduct our primary business operations through the wholly foreign-owned subsidiary and consolidated VIEs in China. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our Hong Kong subsidiary, Hong Kong Mengxiang Education Development Group Limited, is located in Hong Kong and is subject to an income tax rate of 16.5% for its estimated assessable profit for the years ended December 31, 2021, 2022 and 2023. Dividend income received from subsidiaries in China is not subject to Hong Kong profit tax. We made no provision for Hong Kong profits tax in our consolidated financial statements as our Hong Kong subsidiary had no assessable profit in 2021, 2022 and 2023.

British Virgin Islands

Under the current laws of the British Virgin Islands, our British Virgin Islands subsidiary, Lianwai Investment Co., Ltd., is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the British Virgin Islands.

PRC

Pursuant to the “EIT Law, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises except where a special preferential rate applies, and the income of qualified non-profit organizations shall be tax-exempt. In January 2019, the State Administration of Taxation provides a preferential corporate income tax rate of 20% and an exemption ranged from 50% to 75% in the assessable taxable profits for entities qualified as small-size enterprises (the exemption range has been changed to from 50% to 87.5% for the period from January 1, 2021 to December 31, 2022). According to Taxation [2023] No. 6 which was effective from January 1, 2023 to December 31, 2024, the tax rate for a small-scale and low-profit enterprise is 20% on its taxable income below RMB1 million and RMB3 million and the exemption range has been changed to a fixed rate of 75% for the period from January 1, 2023 to December 31, 2024. Beijing P.X., Chuangmei Weiye, Hainan Jiangcai, Langfang School and Hebei Chuangxiang are qualified small-size enterprises for the year ended December 31, 2023. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Taxation in the PRC.”

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

	For the years ended December 31,
	2021		2022		2023
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(in thousands, except for percentage, share and per share data)
Net revenues:
Revenue from third parties	8,513	24.8%	40,599	98.2%	50,061	7,051	98.5%
Revenue from related party	907	2.6%	754	1.8%	754	106	1.5%
Revenue from Affected Entity	25,017	72.6%	-	-	-	-	-
Total net revenues	34,437	100.0%	41,353	100.0%	50,815	7,157	100.0%
Cost of revenues	(17,356)	(50.4)%	(40,405)	(97.7)%	(46,850)	(6,599)	(92.2)%
Gross profit	17,081	49.6%	948	2.3%	3,965	558	7.8%
Operating expenses:							-
General and administrative expenses	(18,373)	(53.4)%	(27,665)	(66.9)%	(25,445)	(3,584)	(50.1)%
Selling and marketing expenses	-	-	(62)	(0.1)%	(18)	(3)	(0.04)%
Impairment loss on goodwill	-	-	(18,842)	(45.6)%	(22,678)	(3,194)	(44.6)%
Expected credit loss for receivables and other assets					(65,138)	(9,175)	(128.2)%
Total operating expenses	(18,373)	(53.4)%	(46,569)	(112.6)%	(113,279)	(15,956)	(222.9)%
Operating loss	(1,292)	(3.8)%	(45,621)	(110.3)%	(109,314)	(15,398)	(215.1)%
Interest expense	(2,393)	(6.9)%	(4,014)	(9.7)%	(3,635)	(512)	(7.2)%
Interest income	15	-	74	0.2%	134	19	0.3%
Fair value change gain of contingent consideration	-	-	22,850	55.3%	-	-	-
Other income, net	4,590	13.3%	16,839	40.7%	12,340	1,738	24.3%
Income/(loss) before income tax expense	920	2.6%	(9,872)	(23.9)%	(100,475)	(14,153)	(197.7)%
Income tax expenses	(671)	(1.9)%	(48)	(0.1)%	(3,120)	(439)	(6.1)%
Income/(loss) from continuing operations, net of tax	249	0.7%	(9,920)	(24.0)%	(103,595)	(14,592)	(203.9)%
(Loss)/income from discontinued operation, net of tax	(244,069)	(708.7)%	1,829	4.4%	(23,395)	(3,295)	(46.0)%
Net loss	(243,820)	(708.0)%	(8,091)	(19.6)%	(126,990)	(17,887)	(249.9)%
Net loss attributable to Lixiang Education Holding Co., Ltd. shareholders	(243,820)	(708.0)%	(7,790)	(18.8)%	(126,631)	(17,836)	(249.2)%
Net loss attributable to non-controlling interests	-	-	(301)	(0.7)%	(359)	(51)	(0.7)%
Other comprehensive (loss)/income:							-
Foreign currency translation adjustment, net of nil tax	(4,586)	(13.3)%	18,057	43.7%	2,971	418	5.8%
Comprehensive (loss)/income	(248,406)	(721.3)%	9,966	24.1%	(124,019)	(17,469)	(244.1)%
Total comprehensive (loss)/income attributable to Lixiang Education Holding Co., Ltd. shareholders	(248,406)	(721.3)%	10,267	24.8%	(123,660)	(17,417)	(243.4)%

Year ended December 31, 2022 compared to year ended December 31, 2023

Net revenues. Our net revenues increased by 22.9% from RMB41.4 million in 2022 to RMB50.8 million (US$7.2 million) in 2023, primarily due to (i) an increase in revenue from Qingtian International School, the Lishui International School and Langfang School due to the combined effect of enrollment of new students, and the increase tuition fee per students in the new semester; and (ii) an increase in revenue from course design, development and training services provided by Hainan Jingcai.

Cost of revenues. Our cost of revenues increased by 16.0% from RMB40.4 million in 2022 to RMB46.9 million (US$6.6 million) in 2023, primarily due to an increase in the cost from the operation of Langfang School, the Lishui International School and Qingtian International School, such as the salary and welfare of teachers, leasehold improvement fees of infrastructure and deprecation expenses.

Gross profit. As a result of the foregoing, our gross profit increased by 318.2% from RMB0.9 million in 2022 to RMB4.0 million (US$0.6 million) in 2023. Our gross margin increased from 2.3% in 2022 to 7.8% in 2023, primarily due to increased profit from Langfang School and Hainan Jiangcai.

General and administrative expenses. Our general and administrative expenses decreased by 8.0% from RMB27.7 million in 2022 to RMB 25.4 million (US$3.6 million) in 2023, primarily due to a decrease in salary, bonus, social security and welfare benefits as a result of our management structure optimization and expense control.

Sales and marketing expenses. Our sales and marketing expenses decreased from RMB62.0 thousand in 2022 to RMB18.0 thousand (US$3.0 thousand) in 2023, primarily due to decreased advertising and promotion expenses.

Impairment loss on goodwill. Our impairment loss on goodwill increased from RMB18.8 million in 2022 to RMB22.7 million (US$3.2 million) in 2023, primarily due to the under-performance of Beijing P.X. in 2023 and we made full impairment of the goodwill.

Expected credit loss for receivables and other assets. Our expected credit loss for receivables and other assets amounted to RMB65.1 million (US$9.2 million) in 2023, primarily because the collectability from Beijing S.K. is remote as its lacks profitability and financing capacity, and therefore we made full provision for receivables from Beijing S.K..

Loss from operations. As a result of the foregoing, our loss from operations increased by 139.6% from RMB45.6 million in 2022 to RMB109.3 million (US$15.4 million) in 2023.

Interest expense. Our interest expense decreased by 9.4% from RMB4.0 million in 2022 to RMB3.6 million (US$0.5 million) in 2023, primarily due to lower interest rate charged on our borrowings in 2023.

Fair value change gain of contingent consideration. Our fair value change gain of contingent consideration decreased from 22.9 million in 2022 to nil in 2023, primarily due to compensation receivable from Beijing S.K resulted from Beijing P.X.’s under-performance in 2022.

Other income, net. Our other income, net decreased by 26.7% from RMB16.8 million in 2022 to RMB12.3 million (US$1.7 million) in 2023, primarily because we received government grants of RMB5.0 million for our successful listing on Nasdaq in 2022 and the decrease of government grants to support the development of schools in 2023.

Income/(loss) from continuing operations, net of tax. As a result of the foregoing, our loss from continuing operations, net of tax increased by 944.3% from RMB9.9 million in 2022 to RMB103.6 million (US$14.6 million) in 2023.

(Loss)/income from discontinued operation, net of tax. Our net income from discontinued operations decreased from net income of RMB1.8 million in 2022 to net loss of RMB 23.4 million (US$3.3 million) in 2023, primarily due to the disposal loss of Chuangmei Weiye in 2023.

Net loss. As a result of the foregoing, our net loss increased by 1469.5% from RMB 8.1 million in 2022 to RMB 127.0 million (US$17.9 million) in 2023.

Year ended December 31, 2021 compared to year ended December 31, 2022

Net revenues. Our net revenues increased by 20.1% from RMB34.4 million in 2021 to RMB41.4 million (US$6.0 million) in 2022, primarily due to the revenue of the newly acquired Langfang School in 2022, which mainly provides vocational education services, offers school curriculum programs, charges for learning materials fee and provides accommodation service to students.

Cost of revenues. Our cost of revenues increased by 132.8% from RMB17.4 million in 2021 to RMB40.4 million (US$5.9 million) in 2022, primarily due to an increase in the operation cost of Langfang School and Qingtian International School, such as the salary and welfare of teachers, rental fees and depreciation expenses.

Gross profit. As a result of the foregoing, our gross profit decreased by 94.4% from RMB17.1 million in 2021 to RMB0.9 million (US$0.1 million) in 2022. Our gross margin decreased from 49.6% in 2021 to 2.3% in 2022, primarily because the newly acquired Langfang School required more labor costs and rental fees for school operation in 2022 compared to the essential services provided for Lianwai School in 2021.

General and administrative expenses. Our general and administrative expenses increased by 50.6% from RMB18.4 million in 2021 to RMB 27.7 million (US$4.0 million) in 2022, primarily due to the increased salary and welfare of staffs, general office expenses and depreciation expense newly incurred by Beijing P.X. and its subsidiaries.

Sales and marketing expenses. Our sales and marketing expenses increased from nil in 2021 to RMB 62.0 thousand (US$8.9 thousand) in 2022, this increase is due to increased training costs and higher salaries and improved welfare for staff.

Impairment loss on goodwill. Our impairment loss on goodwill increased from nil in 2021 to RMB18.8 million (US$2.7 million) in 2022, primarily due to the under-performance of Beijing P.X. in 2022.

Loss from operations. As a result of the foregoing, our loss from operations increased by 3431.0% from RMB1.3 million in 2021 to RMB45.6 million (US$6.6 million) in 2022.

Interest expense. Our interest expense increased by 67.6% from RMB2.4 million in 2021 to RMB4.0 million (US$0.6 million) in 2022, primarily due to increased borrowings from banks for the ordinary course of business operation and development.

Fair value change gain of contingent consideration. Our fair value change gain of contingent consideration increased from nil in 2021 to RMB22.9 million (US$3.3 million) in 2022, primarily due to increased compensation receivable from Beijing S.K resulted from Beijing P.X.’s under-performance.

Other income, net. Our other income, net increased by 266.8% from RMB4.6 million in 2021 to RMB16.8 million (US$2.4 million) in 2022, primarily because Langfang School and Qingtian International School received the government grants of RMB12.1 million to support the development of schools, and we received RMB5.0 million for our successful listing on Nasdaq.

Income/(loss) from continuing operations, net of tax. As a result of the foregoing, our income from continuing operations, net of tax decreased by 4,083.9% from RMB0.2 million in 2021 to our loss from continuing operations, net of tax of RMB9.9 million (US$1.4 million) in 2022.

(Loss)/income from discontinued operation, net of tax. Our net loss from discontinued operations decreased from RMB244.1 million in 2021 to net income of RMB 1.8 million (US$0.3 million) in 2022, primarily due to one-off loss upon deconsolidation of Lianwai School of RMB 244.1 million in 2021 and net income contributed from Chuangmei Weiye in 2022.

Net loss. Our net loss decreased by 96.7% from RMB 243.8 million in 2021 to RMB 8.1 million (US$1.2 million) in 2022, due to the one-off loss upon deconsolidation of Lianwai School of RMB 244.1 million in 2021, as a result of the foregoing.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to our Consolidated Financial Statements.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 were increases of 1.5%, 2.0% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Consolidation of VIEs

We account for entities qualifying as VIEs in accordance with Financial Accounting Standards Boards or ASC 810. In order to comply with PRC regulatory requirements restricting foreign ownership of education services in China, we have been conducting education services through VIEs.

In 2018, Liandu WFOE entered into a series of contractual arrangements with Lianwai School, Lishui Mengxiang and their respective shareholders, including loan agreement, exclusive call option agreement, proxy agreements and power of attorney for shareholders, proxy agreements and power of attorney for school’s sponsors and directors, equity pledge agreements, spousal undertakings, business cooperation agreement and exclusive technical services and business consulting agreements. Before the 2021 Implementation Regulations became effective, as a result of our direct ownership in Liandu WFOE and the contractual arrangements relating to the VIEs and their respective shareholders, we are regarded as the primary beneficiary of the VIEs in accordance with ASC 810, and we treat them as our consolidated affiliate Chinese entities under U.S. GAAP. We have consolidated the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP.

Lianwai School

Prior to August 31, 2021, we and the VIEs primarily operated primary and secondary school in Baiyun campus and Yijing campus—Featured Division of Lianwai School through a series of contractual arrangements with Lishui Mengxiang. Under the 2021 Implementation Rules which took effect on September 1, 2021, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. In particular, the prohibition over related party transactions has significantly affected the enforceability of the exclusive management services and business cooperation agreements among Liandu WFOE and Lianwai School providing compulsory education. Therefore, we re-assessed our control over Lianwai School. Based on the relevant accounting standard in accordance with U.S. GAAP, we have concluded that we have lost control of Lianwai School since August 31, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules imposed on our ability to direct the range of ongoing activities that would significantly impact the returns of Lianwai School. In light of such regulatory developments, on April 20, 2022, we entered into an acknowledgment agreement of contractual agreements with Lianwai School and respective directors, to confirm all the terms of rights and obligations relating to Lianwai School and the directors appointed by the sponsor under the contractual arrangements among them, and agree among the parties that such arrangements shall have been terminated on August 31, 2021. To minimize disruptions to existing students enrolled in Lianwai School, we continued to offer essential services to the students. We deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements.

Qingtian International School

On August 24, 2021, Lishui Mengxiang began to hold 100% of the sponsorship interests of Qingtian International School. Thereafter, Liandu WFOE entered into a series of contractual arrangements with Lishui Mengxiang, Qingtian International School, shareholders of Lishui Mengxiang and the Council Members of Qingtian International School, including Exclusive Call Option Agreement, Proxy Agreement for School’s Sponsors and Council Members, Proxy Agreement for Shareholders, Business Cooperation Agreement, Exclusive Technical Service and Business Consulting Agreement, Equity Pledge Agreement, etc., which become effective since August 31, 2021. We have consolidated the results of Qingtian International School in our consolidated financial statements since August 31, 2021, in accordance with U.S GAAP through these VIE contractual arrangements. On December 31, 2023, Lishui Mengxiang transferred 100% of the sponsorship interests of Qingtian International School to Qiaoxiang Education, which is a related party as an entity affiliated with Mr. Biao Wei, a director and the Chief Executive Officer of the Company, and we deconsolidated the results of Qingtian International School in our consolidated financial statements since December 31, 2023.

Langfang School

On March 28, 2023, Liandu WFOE entered into a series of contractual arrangements with Lishui Mengxiang, Beijing P.X., Langfang School, shareholders of Lishui Mengxiang and the Council Members of Langfang School. The series of contractual arrangements included Exclusive Call Option Agreement, Proxy Agreement for School’s Sponsors and Council Members, Proxy Agreement for Shareholders, Business Cooperation Agreement, Exclusive Technical Service and Business Consulting Agreement, Equity Pledge Agreement, etc., which became effective on January 1, 2022. We have consolidated the results of Langfang School in our consolidated financial statements since January 1, 2022, in accordance with U.S GAAP.

Lishui International School

On April 2, 2024, Liandu WFOE entered into a series of contractual arrangements with Lishui Mengxiang, Lishui International School, shareholders of Lishui Mengxiang and the Council Members of Lishui International School. The series of contractual arrangements included Exclusive Call Option Agreement, Proxy Agreement for School’s Sponsors and Council Members, Proxy Agreement for Shareholders, Business Cooperation Agreement, Exclusive Technical Service and Business Consulting Agreement, Equity Pledge Agreement, etc., which became effective on June 25, 2023. We have consolidated the results of Lishui International School in our consolidated financial statements since June 25, 2023, in accordance with U.S GAAP.

Revenue recognition

We adopted ASC 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of ASC 606, we follow five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Education Services

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

Comprehensive Human Resource Services

The two of the VIEs, Chuangmei Weiye and Hebei Chuangxiang, generate the revenue from providing comprehensive services for flexible employment, which primarily focuses on recommending interns from schools to various clients with human resources demand. We, Chuangmei Weiye and Heibei Chuangxiang conclude that there is a single performance obligation to fulfill service requirements from clients. Chuangmei Weiye and Heibei Chuangxiang charge service fees from clients based on service periods at a fixed rate per day, and recognize revenue at the point of time or overtime whenever the service requirement is satisfied.

We conclude that Chuangmei Weiye and Hebei Chuangxiang control the service of recommending interns to their clients as (i) Chuangmei Weiye and Hebei Chuangxiang are primarily responsible for the fulfillment of the services and assuring the customers are satisfied with the services; (ii) Chuangmei Weiye and Hebei Chuangxiang need to maintain a talent pool of sufficient interns to satisfy the service requirement from its clients on an if-needed basis; (iii) Chuangmei Weiye and Hebei Chuangxiang can direct interns to provide services to its clients on its behalf, and there is no direct cooperation relationship between the interns and the clients, and (iv) Chuangmei Weiye and Hebei Chuangxiang have the ultimate discretion to set up its service price. Therefore, we act as a principal, and recognize revenue in the gross amount of consideration to which it expects to be entitled in exchange for the specified services transferred.

Course Design, Development and Training

The VIE, Hainan Jiangcai, jointly designs and develops curriculum and training programs with Hainan Technical School. We and the Hainan Jiangcai conclude that there is a single performance obligation to fulfill service requirements from Hainan Technical School and recognizes revenue over cooperation period in a straight-line method.

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

Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations and comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain Tax Positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2021, 2022 and 2023. As of December 31, 2022 and 2023, we did not have any significant unrecognized uncertain tax positions.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable net assets acquired in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis as of December 31 of each year, or more frequently if events or changes in circumstances indicate that it might be impaired. We have the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. We will perform the quantitative impairment test if we bypass the qualitative assessment, or based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount.

We adopted Accounting Standards Update No. 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating step two from the goodwill impairment test. Under the new guidance, if the fair value of a reporting unit exceeds its carrying amount, goodwill is not impaired and no further testing is required. If the fair value of a reporting unit is less than the carrying value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

For the years ended December 31, 2021, 2022 and 2023, we recognized nil, RMB18.8 million and RMB22.7 million (US$3.2 million) impairment loss on goodwill.

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

B. Liquidity and Capital Resources

Historically, we funded our operations primarily through cash generated from our operating activities, bank borrowings and financing from related parties and shareholders. As of December 31, 2022 and 2023, we had RMB246.3 million and RMB 227.0 million (US$ 32.0 million), respectively, in cash. The main reason of the increase in cash was net cash inflow from financing activities. As of December 31, 2023, our cash of RMB13.8 million (US$2.0 million) and RMB212.8 million (US$30.0 million) were held in China and in the Cayman Islands, respectively. Our cash primarily consist of cash in banks or other financial institutions which are unrestricted as to withdrawal or use. As of December 31, 2022 and 2023, we had short-term bank borrowings of RMB61.0 million and RMB74.0 million (US$10.4 million), respectively. Our bank borrowings were secured by (i) the pledge of the buildings we own and the land use right we have, and (ii) personal guarantees from related parties. As of December 31, 2023, we had net working capital of RMB141.7 million (US$20.0 million).

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

Cash Flows

The following table presents our selected consolidated statements of cash flows for the years ended December 31, 2021, 2022 and 2023:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flows:
Net cash provided by/(used in) operating activities from continuing operations	63,072	41,342	(66,909)	(9,424)
Net cash (used in)/provided by operating activities from discontinued operation	(32,464)	(374)	7,710	1,086
Net cash used in investing activities from continuing operations	(114,735)	(1,140)	(7,576)	(1,067)
Net cash (used in)/provided by investing activities from discontinued operation	(40,316)	684	-	-
Net cash provided by/(used in) financing activities from continuing operations	52,104	(11,400)	51,856	7,304
Net cash provided by/(used in) financing activities from discontinued operation	63,567	181	(7,773)	(1,095)
Effect of exchange rate changes on cash	(4,586)	18,057	2,970	418
Net (decrease)/increase in cash	(13,358)	47,350	(19,722)	(2,778)
Cash at the beginning of year	212,770	199,412	246,762	34,756
Cash at the end of year	199,412	246,762	227,040	31,978
Less: cash of discontinued operations at the end of year	-	491	-	-
Cash of continuing operations at the end of year	199,412	246,271	227,040	31,978

Operating activities

We generate cash from operating activities primarily from tuition and accommodation fees, all of which are typically paid in advance before the respective services are rendered. Tuition and accommodation fees are initially recorded as deferred revenue. We recognize such amounts received as revenue proportionately over the relevant period in which the students attend the applicable programs of each semester. Qingtian International School offers students with meals, and meal fees are collected each time students have the meal. Lishui International School does not provide meals to students.

In 2023, we had net cash used in operating activities from continuing operations of RMB66.9 million (US$9.4 million) which is primarily attribute to net loss of RMB127.0 million (US$17.9 million) adjusted by impairment loss of goodwill of RMB22.7 million (US$3.2 million), provision for doubtful accounts of RMB65.1 million (US$9.2 million) of receivables from Beijing S.K. and changes in the working capital accounts mainly included an increase in amounts due from Qingtian International School of RMB10.8 million (US$1.5 million) due to deconsolidation, a decrease in amounts due to Lianwai School of RMB60.4 million (US$8.5 million) due to repayment, partly offset by a decrease in prepayments and other current assets of RMB5.2 million (US$0.7 million) and an increase in amounts due to a related party of $7.7 million (US$1.1 million).

In 2022, we had net cash provided by operating activities from continuing operations of RMB41.3 million (US$6.0 million) which is primarily attribute to net loss of RMB8.1 million (US$1.2 million) adjusted by impairment loss of goodwill of RMB18.8 million (US$2.7 million), and changes in the working capital accounts mainly included an increase in amounts due to Lianwai School of RMB54.6 million (US$7.9 million), partly offset by fair value change of contingent consideration of RMB22.9 million (US$3.3 million), a decrease in accrued liabilities and other current liabilities of RMB4.6 million (US$0.7 million), a decrease in lease payment liabilities of RMB3.9 million (US$0.6 million) and a decrease in accounts payable of RMB3.6 million (US$0.5 million).

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

Investing activities

In 2023, we had net cash used in investing activities from continuing operations of RMB7.6 million (US$1.1 million), primarily attributable to (i) purchase of property and equipment and software of RMB2.2 million (US$0.3 million), and (ii) cash loss of disposal of Qingtian International School of RMB5.0 million (US$0.7 million), and (iii) cash loss of disposal of Chuangmei Weiye of RMB0.4 million (US$0.1 million).

In 2022, we had net cash used in investing activities from continuing operations of RMB1.1 million (US$0.2 million ), primarily attributable to (i) purchase of short-term investment of RMB9.0 million (US$1.3 million), and (ii) purchase of property and equipment of RMB1.3 million (US$0.2 million), and partly offset by (i) proceeds from maturity of short-term investment of RMB9.0 million (US$1.3 million), and (ii) cash acquired from the purchase of Beijing P.X. of RMB0.2 million (US$22.7 thousand).

In 2021, we had net cash used in investing activities from continuing operations of RMB114.7 million (US$18.0 million), primarily attributable to (i) advance deposit for intent acquisition of Beijing S.K. of RMB100 million (US$15.7 million), (ii) and the purchase of the sponsorship interests of Qingtian International School for a consideration of RMB12.2 million (US$1.9 million).

Financing activities

In 2023, we had net cash provided by financing activities from continuing operations of RMB51.9 million (US$7.3 million), primarily attributable to (i) proceeds from short-term borrowings with banks of RMB98.0 million (US$13.8 million), (ii) issuance of ordinary shares of RMB41.9 million (US$5.9 million) to new individual investors, partly offset by (i) repayments of short-term borrowings with banks of RMB85.0 million (US$12.0 million) and long-term borrowings with banks of RMB2.5 million (US$0.4 million), (ii) withdrawal of non-controlling shareholders of RMB0.5 million (US$0.1 million).

In 2022, we had net cash used in financing activities from continuing operations of RMB11.4 million (US$1.7 million), primarily attributable to repayments of short-term borrowings with banks of RMB116.5 million (US$16.9 million), partly offset by (i) proceeds from short-term borrowings with banks of RMB100.5 million (US$14.6 million) and long-term borrowings with banks of RMB3.8 million (US$0.5 million) and (ii) contributions from non-controlling interests of RMB0.9 million (US$0.1 million).

In 2021, we had net cash provided by financing activities from continuing operations of RMB52.1 million (US$8.2 million), primarily attributable to proceeds from short-term borrowings with banks of RMB97 million (US$15.2 million), partly offset by repayments of short-term borrowings with banks of RMB44.9 million (US$7.0 million).

Capital Expenditure

We incurred capital expenditure of RMB2.2 million, RMB1.3 million and RMB2.2 million (US$0.3 million) in 2021, 2022 and 2023, respectively, primarily in connection with the maintenance and renovation of school facilities and purchase of educational equipment. We intend to fund our future capital expenditure through our existing cash balance, bank borrowings, proceeds from the initial public offering and other financing alternatives. We will continue to incur capital expenditure to support the growth of our and the VIEs’ business.

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

C. Research and Development

Not applicable.

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. For a detailed discussion of critical accounting estimate of (i) Consolidation of VIEs; (ii) Revenue recognition; (iii) Income tax and uncertain tax position; (iv) Goodwill. See “—A. Operating results—Critical Accounting Policies.”

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2023:

	Payment Due by Period
	Less than 1 year	2-3 years	Total
	(in RMB)
Borrowings	75,250,000	-	75,250,000
Lease obligations	2,621,086	-	2,621,086
Amounts due to Affected Entity	-	173,680,363	173,680,363
Total	77,871,086	173,680,363	251,551,449

Operating lease obligations consist of leases in relation to certain dormitory and school buildings for our daily operation.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of the annual report.

Name	Age	Position with the Company
Executive Directors and Officers:
Fen Ye	52	Director; Chairlady
Biao Wei	52	Director; Chief Executive Officer
Zhaoxiang Wei	28	Director
Guoliang Chen	56	Director
Luoyuan Ye	43	Chief Financial Officer
Non-Executive Directors:
Teck Yong Heng	50	Independent Director
Yan Kit Lee	53	Independent Director

Executive Officers

Ms. Fen Ye, aged 52, is our founder and has served as our chairlady and director since September 2018. Ms. Fen Ye founded the Company in August 2001 by establishing Lishui Mengxiang. Since 2003, Ms. Fen Ye has served as a director, chairlady and legal representative of Lianwai School. Ms. Fen Ye served as a director of Liandu Foreign Language School Kindergarten from 2014 to 2018.

Mr. Biao Wei, aged 52, is the spouse of Ms. Fen Ye and has served as our director since September 2018. Mr. Biao Wei joined us in August 2001 as the general manager of Lishui Mengxiang. Mr. Wei has been a director of Lianwai School since September 2002 and a director of Lishui Yuanmeng Training Company Limited since 2014. Mr. Biao Wei served as a director of Liandu Foreign Language School Kindergarten from 2014 to 2018. Mr. Biao Wei attended a professional program in fashion design at the Zhejiang Institute of Silk Textiles in the PRC from September 1988 to November 1991.

Mr. Zhaoxiang Wei, aged 28, is the son of Ms. Fen Ye and Mr. Biao Wei and has served as our director since December 2022. Mr. Zhaoxiang Wei served as the assistant general manager of North Cedar Academy from February 2022 to July 2023. He served as the office assistant of Lianwai School from February 2021 to January 2022. He received his bachelor’s degree in language and literature from University of California, Los Angeles in March 2022.

Mr. Guoliang Chen, aged 56, has served as our director since December 2022. He has served as the director and principal of Lianwai School since September 2013. Mr. Chen has over 30 years of experience in the education industry and joined us in September 2013. From September 2012 to August 2013, he served as the principal of Liandu District Chuchou High School. From September 2005 to August 2012, he served as the principal of Liandu District Meishan High School. From September 2002 to August 2005, he was the vice principal of Tianning High School. Prior to this, he worked as the director of educational and student affairs in Dayang Road School from September 1994 to August 2002. From February 1988 to August 1994, he was the division head of language education and research in Laozhu School for Ethnic Minorities (formerly known as Yeling High School). Mr. Chen obtained his bachelor’s degree from Zhejiang Education University in the PRC in June 1994. He graduated from Lishui Teachers Training College in the PRC in January 1988. He completed his master’s degree in education in Zhejiang Normal University in the PRC in September 2000. Mr. Chen was qualified as a senior high school teacher in November 2002. In September 2016, he was awarded the 26th Spring Silkworm Award by the Zhejiang Province Education Foundation. In August 2015, Mr. Chen was awarded 2014 Excellent Principal by Lishui Liandu District Education Bureau. In September 2012, he was awarded the first class award on education quality management by Liandu District Education Bureau and Top 10 Education Role Model by the People’s Government of Lishui Liandu District. In January 2010, Mr. Chen was awarded 2008-2009 Lishui Education and Research Outstanding Individual. In August 2009, September 2011, September 2012 and August 2015, Mr. Chen was awarded the title of Liandu Excellent Educator. In September 2004, he was awarded as the 2003 Liandu District Excellent Teacher 2003 by Liandu District Education Bureau.

Mr. Luoyuan Ye, aged 43, has served as the chief financial officer of the Company since August 1, 2021. Since April 2014, Mr. Ye has served as the Founding Partner of Guangdong Jinshi Capital Co., Ltd., a financial advisory company, where he provides financial advisory services for Chinese companies listed in overseas capital markets. Since April 2020, Mr. Ye has served as an independent director of Chenghe Technology Co., Ltd. From October 2011 to March 2014, Mr. Ye served as the Investment Director of Xiangrong (Tianjin) Investment Management Limited Partnership. From October 2008 to July 2010, Mr. Ye served as a manager of Beijing office of Marcum Bernstein & Pinchuk LLP. From July 2004 to September 2008, Mr. Ye served as a senior auditor of PricewaterhouseCoopers Zhong Tian LLP Guangzhou Branch. Mr. Ye received his dual bachelor degrees in business management and science from Sun Yat-sen University and is a member of Chinese Institute of Certified Public Accountants (CICPA) and American Institute of Certified Public Accountants (AICPA). Mr. Ye is also a China Certified Tax Agent (CICTA).

Non-executive Directors

Mr. Teck Yong Heng, aged 50, has served as our independent director since September 30, 2020. Mr. Heng currently serves as the managing partner of C2Partners, or C-Squared Partners, a China focused consumer sector private equity fund. Before founding C-Squared Partners, he was the managing director in QianHai Fund of Funds (“Qianhai FoF”), where he led and recommended public and private equity direct investments in addition to commitments into private equity/venture capital funds. Prior to QianHai FoF, he worked at Temasek Holdings, Pavilion Capital, Arthur Andersen, Singapore Power and Cambridge Associates. Mr. Heng graduated from Nanyang Technological University with a bachelor’s degree in Accountancy (Honors). He is also an alumni of Harvard Business School and attended its General Management Program. He is a Chartered Financial Analyst (CFA), Chartered Accountant (CA), Financial Risk Manager (FRM) and a member of Singapore Institute of Directors.

Mr. Yan Kit Lee, aged 53, has served as our independent director since September 30, 2020. He was a director and chief executive officer of National Arts Travel Limited (principally engaged in providing travel related products), which is a subsidiary of National Arts Group Holdings Limited (“NA Group”) (HKEx Stock Code: 8228), since February 2019 and June 2018, respectively to March 2022. Mr. Lee was appointed as the chief operating officer of NA Group from May 2020 to January 2022. Since October 2020, Mr. Lee has also been a director of Skyyer MediaX Limited (principally engaged in provision of digital marketing, media relations and public relations services). Meanwhile, Mr. Lee has been an independent non-executive director (also a member of audit committee, remuneration committee and nomination committee) of C-Link Squared Limited (HKEx Stock Code: 1463) (principally engaged as outsourced document management services provider and related software application and enterprise software solutions developer) since March 2020. Mr. Lee was an independent non-executive director (also a member of audit committee and nomination committee, and the chairman of remuneration committee) of Landrich Holding Limited (HKEx Stock Code: 2132) (a contractor company having a long history of undertaking construction works in Hong Kong) from October 2020 to March 2023. Mr. Lee was a volunteer director of Sowers Action (Non-Governmental Organization) from October 2016 to October 2018, and has been a vice chairman of its board of directors since October 2018. Mr. Lee is and has been a founding director of Hong Kong Young Chief Officers’ Association since November 2017 and was appointed as the president of the external affairs committee since December 2018. Mr. Lee has also been awarded by Hong Kong Shue Yan University as an industrial advisor to the bachelor of business administration (honours) in digital marketing program since July 2020. Mr. Lee was successfully elected as the 5th “Outstanding Chinese Youth of the World” from Outstanding Chinese Culture Association in June 2020. Mr. Lee has over 20 years of abundant experience in the banking and financial industry as well as public relations and market strategy. Mr. Lee has been the director of Hoyan Group International Limited since September 2016. Mr. Lee served as the president of SBG Holdings Limited (principally engaged in the operation of beauty medical centers) between September 2016 and September 2017 and the chief marketing officer of HKST Group Holdings Limited (principally engaged in travel services and education consultancy business) between September 2016 and May 2018. Prior to 2016, Mr. Lee worked at Dah Sing Bank Limited, Standard Chartered Bank (HK) Limited, DBS (Hong Kong) Limited, Wing Hang Bank Limited (currently known as OCBC Wing Hang Bank) and Sin Hua Bank Ltd., Hong Kong branch (currently known as Bank of China (Hong Kong) Limited). Mr. Lee obtained his Bachelor of Arts Degree (with a major in economics and a minor in psychology) from the University of Manitoba in May 1993 in Canada and a certificate of business management from Ryerson Polytechnic University in June 1996 in Canada. Mr. Lee also obtained a Master of Science Degree in financial management from the University of London in the United Kingdom in December 2000.

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

B. Compensation

For the fiscal year ended December 31, 2023, we paid an aggregate of approximately US$0.20 million in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For incentive share grants to our officers and directors, see “—Share Incentive Plan.”

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

Granted Options and Restricted Share Units For the fiscal year ended December 31, 2023, no options or restricted share units under the 2020 Equity Incentive Plan had been granted.

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

Audit Committee. Our audit committee consists of three directors, namely Mr. Teck Yong Heng, Mr. Yan Kit Lee and Mr. Guoliang Chen. The audit committee is chaired by Mr. Teck Yong Heng. Each of Mr. Teck Yong Heng and Mr. Yan Kit Lee satisfies the “independence” requirements under Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. Mr. Guoliang Chen is not considered an independent director as he was the director and principal of Lianwai School within the last three years, which was historically controlled and consolidated by Liandu WFOE through a series of contractual arrangements but was deconsolidated commencing from September 1, 2021. We are relying upon the “exceptional and limited circumstances” exception to the requirement that each member of the audit committee must be an independent director, as permitted by the Listing Rules of the Nasdaq Stock Market. The board of directors has determined that Mr. Chen’s membership on the audit committee is required by the best interests of our Company and its shareholders, having regard to his experience, expertise and the history with the Company and the Company’s current stage of development. The board of directors has also determined that Mr. Chen is able to exercise the impartial judgment necessary for him to fulfill his responsibilities as a member of the audit committee. We have determined that Mr. Teck Yong Heng qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

D. Employees

We and the VIEs had 540, 272 and 197 full-time employees as of December 31, 2021, 2022 and 2023, respectively. The decrease in the numbers of the full-time employees was primarily due to the change of scope of the VIEs. See “Item 4. Information on the Company—A. History and Development of the Company.” Approximately 95.7% of the employees in Qingtian International School are represented by a labor union. None of the employees in Lishui International School is represented by a labor union. We and the VIEs have not experienced any work stoppages, and consider our relations with the employees and the labor union to be good. The following table sets forth the number of our full-time employees categorized by function as of December 31, 2023:

Function	Number of Employees
Executive Directors and senior management	10
Teachers	112
Counselors	0
Administrative staff	49
Campus security	0
Accounting and finance staff	14
Supporting staff	12
Total	197

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

We and the VIEs maintain various insurance policies against certain risks and unexpected events, such as school liability insurance, student personal accident insurance and property insurance for vehicles. We and the VIEs also provide social security insurance including pension insurance, unemployment insurance, work related injury insurance and medical insurance for our PRC employees. We and the VIEs consider our insurance coverage to be generally in line with companies of similar industry and size in the PRC. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have limited insurance coverage.” for further details of risks associated with our insurance coverage.

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

The percentage of beneficial ownership of our ordinary shares is based on 116,667,000 ordinary shares outstanding immediately as of March 31, 2024.

	Ordinary Shares Beneficially Owned
	Number	% (2)
Directors and Executive Officers (1) :
Fen Ye	47,500,000	40.71
Biao Wei (3)	—	—
Zhaoxiang Wei (4)	—	—
Guoliang Chen	—	—
Luoyuan Ye	—	—
Teck Yong Heng	—	—
Yan Kit Lee	—	—
All directors and executive officers as a group	47,500,000	40.71
Principal Shareholders:
Mengxiang Holdings (5)	45,000,000	38.57
Lianwai Holdings Co., Ltd.(6)	2,500,000	2.14
Mengxiang Investment Co., Ltd.(7)	2,500,000	2.14

Notes:

(1)	The address of our directors and executive officers is, No. 818 Hua Yuan Street, Liandu District, Lishui City, Zhejiang Province, 323000, the PRC.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2024, by the sum of (i) 116,667,000 which is the total number of ordinary shares outstanding as of March 31, 2024, and (ii) the number of ordinary shares such person or group has the right to acquire within 60 days after March 31, 2024.

(3)	Mr. Biao Wei is the spouse of Ms. Fen Ye.

(4)	Mr. Zhaoxiang Wei is the son of Ms. Fen Ye and Mr. Biao Wei.

(5)	A British Virgin Islands company which is wholly-owned and controlled by Ms. Fen Ye. The registered office of Mengxiang Holdings is at Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town Tortola, British Virgin Islands.

(6)	A British Virgins Islands company which is wholly-owned and controlled by Ms. Hong Ye. The registered office of Lianwai Holdings Co., Ltd. is at Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(7)	A British Virgin Islands company which is wholly-owned and controlled by Ms. Fen Ye. The registered office of Mengxiang Investment Co., Ltd. is at Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

On August 25, 2023, we entered into a share subscription agreement with each of Xiaoxiong Li, Haibin Gong, Yiqiang Dong, Huafeng Hong, Kin Mang Kung, Shulin Gong, Kim Tuk Yeung, Qunzhu Dong, Jinglong Hong and Canghai Hong, pursuant to which we agreed to issue and sell to such individual investors a total of 50,000,000 ordinary shares of the Company with a par value of US$0.0001 each, in the aggregate consideration of US$6,000,000. Additionally, we filed a registration statement with the SEC covering the resale of the ADSs representing the ordinary shares that would be issued to such investors under the Purchase Agreements. After such registration statement was declared effective by the SEC and a final prospectus in connection therewith was filed and the other conditions set forth in the Purchase Agreements were satisfied, we issued and sold the 50,000,000 ordinary shares to be represented by ADSs to the investors and the transaction was closed on October 6, 2023.

As of March 31, 2024, a total of 66,667,000 ordinary shares were held by one record holder in the United States in the form of ADSs, representing 57.14% of our total outstanding shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions

Contractual Arrangements with the VIEs and Their Shareholders

In 2018, Liandu WFOE entered into a series of contractual arrangements with Lishui Mengxiang, Lianwai School, shareholders of Lishui Mengxiang and the directors of Lianwai School, which had enabled us to (i) exercise the power over Lishui Mengxiang and Lianwai School, (ii) have the exposure or rights to variable returns from our involvement with Lishui Mengxiang and Lianwai School, and (iii) exercise the ability to affect those returns through use of its power over Lishui Mengxiang and Lianwai School.

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

Lishui Mengxiang completed the required registration to hold 100% sponsorship interests of Qingtian International School on August 24, 2021. On April 20, 2022, Liandu WFOE entered into a series of contractual arrangements, or the VIE structure, with Lishui Mengxiang, Qingtian International School, shareholders of Lishui Mengxiang and the Council Members of Qingtian International School. On January 31, 2023, due to the change of shareholders of Lishui Mengxiang, Liandu WFOE entered into an updated series of contractual arrangements with respect to the operation of Qingtian International School. The updated series of contractual arrangements replaced the previous ones and took effect on December 16, 2022, the same date when the shareholders of Lishui Mengxiang signed an equity transfer agreement. After Lishui Mengxiang entered into a definitive agreement to transfer 100% of the sponsorship interests of Qingtian International School to Qiaoxiang Education on January 15, 2024, Liandu WFOE, Lishui Mengxiang, Qingtian International School, the shareholders of Lishui Mengxiang and the Council Members of Qingtian International School entered into the Acknowledgment Agreement of Contractual Agreements of Qingtian Overseas Chinese Experimental High School on April 2, 2024, pursuant to which rights and obligations under the Business Cooperation Agreement, the Exclusive Technical Service and Business Consulting Agreement, the Exclusive Call Option Agreement, the Proxy Agreement for School’s Sponsor and Council Members and the Loan Agreement relating to Qingtian International School and the Council Members thereunder were actually terminated on December 31, 2023.

On March 28, 2023, Liandu WFOE entered into a series of contractual arrangements, or the VIE structure, with Beijing P.X., Langfang School, shareholders of Beijing P.X. and the Council Members of Langfang School, which became effective on January 1, 2022.

On April 2, 2024, Liandu WFOE entered into a series of contractual arrangements, or the VIE structure, with Lishui Mengxiang, Lishui International School, shareholders of Lishui Mengxiang and the Council Members of Lishui International School. The series of contractual arrangements became effective on June 25, 2023.

The above series of contractual arrangements enable us to (i) exercise the power over VIEs, (ii) have the exposure or rights to variable returns from our involvement with the VIEs, and (iii) exercise the ability to affect those returns through use of its power over the VIEs. These contractual arrangements include exclusive call option agreement, proxy agreements for school’s sponsors and council members, proxy agreements for shareholders, business cooperation agreement, exclusive technical service and business consulting agreement, equity pledge agreements, etc. Terms contained in each set of contractual arrangements with our PRC subsidiaries, the VIEs and their respective shareholders are substantially similar. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.”

Transactions with Certain Related Parties

Transfer of Sponsorship

On January 15, 2024, Lishui Mengxiang entered into a definitive agreement to transfer 100% of the sponsorship interests of Qingtian International School to Qiaoxiang Education, an entity affiliated with Mr. Biao Wei, a director and the Chief Executive Officer of the Company, for a consideration of RMB23,161,000. The transfer of the sponsorship interests has been approved by the audit committee and the board of directors of the Company. The completion of the transfer would be subject to the terms and conditions of the definitive agreement, including the registration of change of sponsorship of the school with competent authorities of Qingtian county, Zhejiang province, China. As of the date of the annual report on Form 20-F, we and the VIEs are still in the process to complete such registration.

Lease agreements with related parties

We and the VIEs leased certain properties and facilities to Lishui Yuanmeng Training Company Limited, a company controlled by Mr. Biao Wei, our director and Chief Executive Officer, in which the lease was terminated on February 28, 2021. Furthermore, we and the VIEs ceased to lease our non-education space to Lishui Yuanmeng Training Company Limited after February 28, 2021. We and the VIEs also lease the school buildings and the related properties and facilities to Liandu Foreign Language School Kindergarten. In 2021, 2022 and 2023, our rental income from related parties was RMB0.9 million, RMB0.8 million and RMB0.8 million, respectively.

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims during the course of our and the VIEs’ business. We are currently a party to two legal proceedings which, in the opinion of our management, is likely to have a material adverse effect on our and the VIEs’ business, financial condition or results of operations.

On October 12, 2023, Langfang School received a court notice from the People’s Court of Anci District, Langfang City, Hebei Province that Hebei Technical College of Petroleum Profession (河北石油职业技术学院), as the plaintiff, had filed a complaint in relation to its contractual dispute against Langfang School and Beijing S.K.’s affiliates. On December 18, 2023, Langfang School received the first-instance judgment, pursuant to which the court ruled that Langfang School should, within ten days after the effectiveness of the judgment, pay the plaintiff overdue rental expenses of RMB25,235,000 for the period from January 1, 2022 to August 31, 2023, and continue to pay rent for the period from September 1, 2023 to the date when the lease is terminated. Langfang School filed for a second-instance lawsuit on December 19, 2023. A trial for cross-examination was held on January 31, 2024. On April 19, 2024, Langfang School received the final judgment that it would not need to pay rental expenses for the period from January 1, 2022 to August 31, 2023 or the period after September 1, 2023, but should vacate the premises in relation to the dispute by July 30, 2024.

On December 18, 2023, Lishui Mengxiang, as applicant, filed an arbitration application against Beijing S.K. and its affiliates, as respondents in relation to the breach of the investment cooperation agreement entered into between the two parties on July 27, 2021 and a series of investment supplemental agreement entered into between the two parties during 2022 and 2023. The main arbitration claim was to request the respondents to pay the contract amount of RMB72.41 million and the liquidated damages of RMB20 million. As of the date of this annual report, the case is still in the process of service of arbitration documents.

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

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our ADSs have been listed on the Nasdaq Global Market since October 1, 2020. Our ADSs trade under the symbol “LXEH.”

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

As of the date of the annual report, our authorized share capital is US$50,000 divided into 500,000,000 ordinary shares with a par value of US$0.0001 each. As of the date of the annual report, there are 116,667,000 ordinary shares issued and outstanding. All of our issued and outstanding ordinary shares are fully paid. All options, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met.

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

Inspection of Books and Records Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charge, and any special resolution passed by our shareholders). The Registrar of Companies of the Cayman Islands shall make available the list of the names of the current directors of the Company (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person. However, we will provide our shareholders with annual audited financial statements.

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

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ADSs or ordinary shares, nor will gains derived from the disposal of our ADSs or ordinary shares be subject to Cayman Islands income or corporate tax.

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

Credit and concentration risk

Financial instruments, including cash and cash equivalents, short-term investments, prepayments and accounts receivable, potentially subject us to credit risks. As of December 31, 2023, our cash and cash equivalents were held by reputable financial institutions with high-credit ratings and quality. As a result, we do not have significant credit risk associated with the cash and cash equivalents and short-term investments. We do not have significant concentrations of credit risk associated with prepayments. We have not experienced any significant recoverability issue with respect to our accounts receivable and periodically evaluate the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based on the age of receivables as well as other factors.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. For the year ended December 31, 2023, we did not receive any payment from the depositary in reimbursements relating to the establishment and maintenance of the ADS program.

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

From the period from September 30, 2020, the date that the Form F-1 was declared effective by the SEC, to December 31, 2023, we had not used any of the net proceeds received from our initial public offering. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

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

Based on that evaluation, our management concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting using the criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that the material weaknesses identified for the year ended December 31, 2020 has been remediated, the internal control over financial reporting was effective as of December 31, 2022 and 2023.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s independent registered public accounting firm because we qualify as an emerging growth company as such term is defined in the JOBS Act as of December 31, 2023.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified in connection with certain professional services rendered by WWC, P.C., our independent registered public accounting firm for the fiscal years ended December 31, 2021 and 2022, and Audit Alliance LLP, our independent registered public accounting firm for the fiscal year ended December 31, 2023. We did not pay any other fees to our auditors during the periods indicated below.

	For the year ended December 31,
	2021	2022	2023
Audit fees (1)	RMB1,274,200 (US$200,000)	RMB1,862,244 (US$270,000)	RMB3,088,457 (US$435,000)
Tax fees (2)

(1)	“Audit fees” represent the aggregate fees for professional services rendered by our principal auditors for the review of our interim consolidated financial statements, the audit of our annual consolidated financial statements and/or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Tax fees” represent the aggregate fees for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services to be provided by WWC, P.C. and Audit Alliance LLP, including audit services, audit-related services, tax services and other services as are described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our audit committee consists of three members (two of whom are independent directors and one of whom is an executive director). Mr. Guoliang Chen on the audit committee is not considered an independent director as he was the principal of Lianwai School within the last three years, which was historically controlled and consolidated by Liandu WFOE through a series of contractual arrangements but was deconsolidated commencing from September 1, 2021. We are relying upon the “exceptional and limited circumstances” exception to the requirement that each member of the audit committee must be an independent director, as permitted by the Listing Rules of the Nasdaq Stock Market. The board of directors has determined that Mr. Chen’s membership on the audit committee is required by the best interest of our Company and its shareholders, having regard to his experience, expertise and the history with the Company and the Company’s current stage of development. The board of directors has also determined that Mr. Chen is able to exercise the impartial judgment necessary for him to fulfill his responsibilities as a member of the audit committee.

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

On April 24, 2024, we dismissed WWC, P.C. as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the fiscal years ended December 31, 2021 and 2022. The audit report of WWC, P.C. on the consolidated financial statements of the Company as of December 31, 2021 and 2022 and for the fiscal years ended December 31, 2021 and 2022 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change independent registered public accounting firm was recommended and approved by the audit committee and the board of directors of the Company.

During the fiscal years ended December 31, 2021 and 2022 and any subsequent interim period (as applicable) preceding the dismissal, there were no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F, between us and WWC, P.C. on any matter of accounting matters, accounting principles or practices, financial statement disclosure, or auditing scope or procedure. There were no reportable events as defined in Item 16F(a)(1)(v)(A)-(D) of Form 20-F, other than as disclosed in this Item 16F.

On April 24, 2024, we engaged Audit Alliance LLP, as our independent registered public accounting firm for the fiscal year ended December 31, 2023. The engagement of Audit Alliance LLP was approved by our audit committee and the board of directors. During the fiscal years ended December 31, 2021 and 2022 and any subsequent interim periods (as applicable) prior to the engagement of Audit Alliance LLP, neither we, nor someone on our behalf, have consulted Audit Alliance LLP regarding:

a.	the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report was provided to us or oral advice was provided that Audit Alliance LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or

b.	any matter that was the subject of a disagreement, or any reportable event as described above.

We provided WWC, P.C. and Audit Alliance LLP with a copy of the foregoing disclosure, and requested that each of WWC, P.C. and Audit Alliance LLP furnish us with a letter addressed to the SEC stating whether it agrees with the above statements that relate to them, and if not, stating the respects in which it does not agree. We have received the requested letters from Audit Alliance LLP and WWC, P.C., copies of which are included as Exhibit 15.3 and Exhibit 15.5 to this annual report on Form 20-F.

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

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Amendment No. 3 to registration statement on Form F-1 (File No. 333-248691), filed with the Securities and Exchange Commission on September 30, 2020)

2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Amendment No. 1 to registration statement on Form F-1 (File No. 333-248691), filed with the Securities and Exchange Commission on September 22, 2020)

2.3	Form of Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares (incorporated herein by reference to Exhibit (a) to the Pre-Effective Amendment No. 1 to Form F-6 registration statement (File No. 333-249010), filed with the Securities and Exchange Commission on September 30, 2020)

2.4*	Description of securities of the Registrant registered under Section 12 of the Securities Exchange Act of 1934

4.1	2020 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.2	Form of Restricted Share Agreement (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.3	Form of Option Agreement (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.4	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.5	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.6	English translation of Business Cooperation Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School, Zhejiang Lishui Mengxiang Education Development Co., Ltd., Ye Fen, Ye Fang and Ye Hong dated October 13, 2018 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.7	English translation of Supplemental Agreement of Business Cooperation Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd., and Ye Fen, Ye Fang and Ye Hong dated November 29, 2018 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.8	English translation of Exclusive Technical Service and Business Consulting Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd. and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.9	English translation of Supplemental Agreement of Exclusive Technical Service and Business Consulting Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd. and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.10	English translation of the Second Supplemental Agreement of Exclusive Technical Service and Business Consulting Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd. and Liandu Foreign Languages School, and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated March 29, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.11	English translation of Exclusive Call Option Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong, and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.12	English translation of Supplemental Agreement of Exclusive Call Option Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong, and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.13	English translation of Equity Pledge Agreement, among Ye Fen, Ye Fang, Ye Hong, and Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Zhejiang Mengxiang Consulting Services Co., Ltd. dated October 13, 2018. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.14	English translation of Supplemental Agreement of the Equity Pledge Agreement, among Ye Fen, Ye Fang, Ye Hong and Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Zhejiang Mengxiang Consulting Services Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.15	English translation of Proxy Agreement for Shareholders granted by Ye Fen, Ye Fang and Ye Hong to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.16	English translation of Supplemental Agreement of the Proxy Agreement for Shareholders granted by Ye Fen, Ye Fang and Ye Hong to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.17	English translation of Power of Attorney granted by Ye Fen to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.18	English translation of Power of Attorney granted by Ye Fang to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.19	English translation of Power of Attorney granted by Ye Hong to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.20	English translation of Proxy Agreement for School’s Sponsors and Directors, granted by Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Ye Fen, Wei Biao, Ye Fang, Ye Hong, Chen Guoliang and Shi Jixing, to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School, dated October 13, 2018 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.21	English translation of Supplemental Agreement of the Proxy Agreement for School’s Sponsors and Directors granted by Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Ye Fen, Wei Biao, Ye Fang, Ye Hong, Chen Guoliang and Shi Jixing, to Zhejiang to Mengxiang Consulting Services Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School, dated November 29, 2018 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.22	English translation of Power of Attorney for the School’s Sponsor granted by Zhejiang Lishui Mengxiang Education Development Co., Ltd. to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.23	English translation of Power of Attorney granted by Ye Fen to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.24	English translation of Power of Attorney granted by Wei Biao to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.25	English translation of Power of Attorney granted by Ye Fang to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.26	English translation of Power of Attorney granted by Ye Hong to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.27	English translation of Power of Attorney granted by Chen Guoliang to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.28	English translation of Spouse Undertaking, granted by Wei Biao, the spouse of Ye Fen, to Ye Fen regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd., dated November 29, 2018 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.29	English translation of Spouse Undertaking, granted by Chen Jianjun, the spouse of Ye Fang, to Ye Fang regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.30	English translation of Spouse Undertaking, granted by Ji Hongfeng, the spouse of Ye Hong, to Ye Hong regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.31	English translation of Loan Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. and Zhejiang Lishui Mengxiang Education Development Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School dated October 13, 2018 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.32	English translation of Supplemental Agreement of Loan Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. and Zhejiang Lishui Mengxiang Education Development Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.33	English translation of the Equity Transfer Agreement, between Zhejiang Mengxiang Consultancy Services Co., Ltd., Gamefield Hong Kong Limited and Li Qiang dated January 27, 2021 (incorporated herein by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 30, 2021)

4.34	English translation of the Investment Cooperation Agreement, between Lishui Mengxiang, Beijing S.K. and certain other parties affiliated with Beijing S.K. regarding the acquisition of the controlling stake in Beijing S.K. dated July 27, 2021 (incorporated herein by reference to Exhibit 4.34 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.35	English translation of the Sponsorship Interest Transfer Agreement, between Lishui Mengxiang and Qingtian Zhongyi Education Investment regarding the acquisition of 100% of the sponsorship interest of Qingtian International School dated August 18, 2021 (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.36	English translation of the Investment Cooperation Agreement, between Lishui Mengxiang and Beijing R.R.Z. regarding the formation of Beijing Xinxiang dated January 18, 2022 (incorporated herein by reference to Exhibit 4.36 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.37	English translation of Supplementary Agreement of the Investment Cooperation Agreement, between Lishui Mengxiang, Beijing S.K., Beijing P.X. and certain other parties affiliated with Beijing S.K. regarding the partial conversion of the previously issued convertible debt dated April 18, 2022 (incorporated herein by reference to Exhibit 4.37 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.38	English translation of Acknowledgment Agreement of Contractual Agreements, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. And certain other parties dated April 20, 2022 (incorporated herein by reference to Exhibit 4.38 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.39	English translation of the Business Cooperation Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated April 20, 2022 (incorporated herein by reference to Exhibit 4.39 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.40	English translation of the Exclusive Technical Service and Business Consulting Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. Qingtian Overseas Chinese International School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated April 20, 2022 (incorporated herein by reference to Exhibit 4.40 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.41	English translation of Exclusive Call Option Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui herein Mengxiang Education Development Co., Ltd. and certain other parties dated April 20, 2022 (incorporated by reference to Exhibit 4.41 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.42	English translation of the Equity Pledge Agreement, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong dated April 20, 2022 (incorporated herein by reference to Exhibit 4.42 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.43	English translation of the Proxy Agreement for Shareholders, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong dated April 20, 2022 (incorporated herein by reference to Exhibit 4.43 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.44	English translation of the Power of Attorney signed by Ye Fen as a shareholder dated April 20, 2022 (incorporated herein by reference to Exhibit 4.44 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.45	English translation of the Power of Attorney signed by Ye Fang as a shareholder dated April 20, 2022 (incorporated herein by reference to Exhibit 4.45 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.46	English translation of the Power of Attorney signed by Ye Hong as a shareholder dated April 20, 2022 (incorporated herein by reference to Exhibit 4.46 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.47	English translation of the Proxy Agreement for School’s Sponsor and Council Members, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated April 20, 2022 (incorporated herein by reference to Exhibit 4.47 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.48	English translation of the Power of Attorney for School’s Sponsor signed by Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated April 20, 2022 (incorporated herein by reference to Exhibit 4.48 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.49	English translation of the Power of Attorney signed by Ye Fen as a council member dated April 20, 2022 (incorporated herein by reference to Exhibit 4.49 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.50	English translation of the Power of Attorney signed by Ye Hong as a council member dated April 20, 2022 (incorporated herein by reference to Exhibit 4.50 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.51	English translation of the Power of Attorney signed by Ye Fang as a council member dated April 20, 2022 (incorporated herein by reference to Exhibit 4.51 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.52	English translation of the Power of Attorney signed by Li Haibo as a council member dated April 20, 2022 (incorporated herein by reference to Exhibit 4.52 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.53	English translation of the Power of Attorney signed by Yao Jianwei as a council member dated April 20, 2022 (incorporated herein by reference to Exhibit 4.53 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.54	English translation of the Spouse Undertaking signed by Wei Biao dated April 20, 2022 (incorporated herein by reference to Exhibit 4.54 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.55	English translation of the Spouse Undertaking signed by Chen Jianjun dated April 20, 2022 (incorporated herein by reference to Exhibit 4.55 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.56	English translation of the Spouse Undertaking signed by Ji Hongfeng dated April 20, 2022 (incorporated herein by reference to Exhibit 4.56 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.57	English translation of the Loan Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Qingtian Overseas Chinese International School dated April 20, 2022 (incorporated herein by reference to Exhibit 4.57 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.58	English translation of the Supplemental Agreement on the Transfer of the Target Company with Beijing S.K., Beijing P.X. and certain other parties, in respect of the confirmation on consolidating Beijing P.X. into the 2022 consolidated financial statements dated April 24, 2022 (incorporated herein by reference to Exhibit 4.58 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.59	English translation of the Business Cooperation Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated January 31, 2023 (incorporated by reference to Exhibit 4.59 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.60	English translation of the Exclusive Technical Service and Business Consulting Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. Qingtian Overseas Chinese International School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated January 31, 2023 (incorporated by reference to Exhibit 4.60 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.61	English translation of Exclusive Call Option Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated January 31, 2023 (incorporated by reference to Exhibit 4.61 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.62	English translation of the Equity Pledge Agreement, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen and Ye Hong dated January 31, 2023 (incorporated by reference to Exhibit 4.62 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.63	English translation of the Proxy Agreement for Shareholders, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen and Ye Hong dated January 31, 2023 (incorporated by reference to Exhibit 4.63 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.64	English translation of the Power of Attorney signed by Ye Fen as a shareholder dated January 31, 2023 (incorporated by reference to Exhibit 4.64 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.65	English translation of the Power of Attorney signed by Ye Hong as a shareholder dated January 31, 2023 (incorporated by reference to Exhibit 4.65 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.66	English translation of the Proxy Agreement for School’s Sponsor and Council Members, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated January 31, 2023 (incorporated by reference to Exhibit 4.66 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.67	English translation of the Power of Attorney for School’s Sponsor signed by Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated January 31, 2023 (incorporated by reference to Exhibit 4.67 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.68	English translation of the Power of Attorney signed by Ye Fen as a council member dated January 31, 2023 (incorporated by reference to Exhibit 4.68 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.69	English translation of the Power of Attorney signed by Li Haibo as a council member dated January 31, 2023 (incorporated by reference to Exhibit 4.69 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.70	English translation of the Power of Attorney signed by Ye Jun as a council member dated January 31, 2023 (incorporated by reference to Exhibit 4.70 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.71	English translation of the Power of Attorney signed by Yan Yaomin as a council member dated January 31, 2023 (incorporated by reference to Exhibit 4.71 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.72	English translation of the Power of Attorney signed by Liu Fenghua as a council member dated January 31, 2023 (incorporated by reference to Exhibit 4.72 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.73	English translation of the Spouse Undertaking signed by Wei Biao dated January 31, 2023 (incorporated by reference to Exhibit 4.73 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.74	English translation of the Spouse Undertaking signed by Ji Hongfeng dated January 31, 2023 (incorporated by reference to Exhibit 4.74 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.75	English translation of the Loan Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Qingtian Overseas Chinese International School dated January 31, 2023 (incorporated by reference to Exhibit 4.75 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.76	English translation of the Business Cooperation Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Langfang City Rail Transit Technical School, Beijing Pengxiang Tianxia Education Technology Co., Ltd., Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated March 28, 2023 (incorporated by reference to Exhibit 4.76 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.77	English translation of the Exclusive Technical Service and Business Consulting Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Langfang City Rail Transit Technical School and Beijing Pengxiang Tianxia Education Technology Co., Ltd. dated March 28, 2023 (incorporated by reference to Exhibit 4.77 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.78	English translation of Exclusive Call Option Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Langfang City Rail Transit Technical School, Beijing Pengxiang Tianxia Education Technology Co., Ltd., Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated March 28, 2023 (incorporated by reference to Exhibit 4.78 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.79	English translation of the Equity Pledge Agreement, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Beijing Pengxiang Tianxia Education Technology Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen and Ye Hong dated March 28, 2023 (incorporated by reference to Exhibit 4.79 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.80	English translation of the Proxy Agreement for Shareholders, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Beijing Pengxiang Tianxia Education Technology Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen and Ye Hong dated March 28, 2023 (incorporated by reference to Exhibit 4.80 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.81	English translation of the Power of Attorney executed by Zhejiang Lishui Mengxiang Education Development Co., Ltd. as a shareholder dated March 28, 2023 (incorporated by reference to Exhibit 4.81 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.82	English translation of the Proxy Agreement for School’s Sponsor and Council Members, between Zhejiang Mengxiang Consulting Services Co., Ltd., Langfang City Rail Transit Technical School, Beijing Pengxiang Tianxia Education Technology Co., Ltd. and certain other parties dated March 28, 2023 (incorporated by reference to Exhibit 4.82 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.83	English translation of the Power of Attorney for School’s Sponsor signed by Beijing Pengxiang Tianxia Education Technology Co., Ltd. dated March 28, 2023 (incorporated by reference to Exhibit 4.83 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.84	English translation of the Power of Attorney signed by Ye Fen as a council member dated March 28, 2023 (incorporated by reference to Exhibit 4.84 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.85	English translation of the Power of Attorney signed by Wei Biao as a council member dated March 28, 2023 (incorporated by reference to Exhibit 4.85 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.86	English translation of the Power of Attorney signed by Mao Hailing as a council member dated March 28, 2023 (incorporated by reference to Exhibit 4.86 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.87	English translation of the Power of Attorney signed by Qi Yuhai as a council member dated March 28, 2023 (incorporated by reference to Exhibit 4.87 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.88	English translation of the Spouse Undertaking signed by Wei Biao dated March 28, 2023 (incorporated by reference to Exhibit 4.88 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.89	English translation of the Spouse Undertaking signed by Ji Hongfeng dated March 28, 2023 (incorporated by reference to Exhibit 4.89 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.90	English translation of the Loan Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Langfang City Rail Transit Technical School and Beijing Pengxiang Tianxia Education Technology Co., Ltd. dated March 28, 2023 (incorporated by reference to Exhibit 4.90 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.91*	English translation of Supplementary Agreement to the Investment Cooperation Agreement, among Lishui Mengxiang, Beijing S.K., Beijing P.X. and certain other parties affiliated with Beijing S.K. regarding the terms of the conversion of creditor’s rights to equity dated August 20, 2023

4.92*

English Translation of Sponsorship Interests Transfer Agreement of Qingtian Overseas Chinese Experimental High School, between Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Zhejiang Lishui Qiaoxiang Education Consulting Service Co., Ltd. dated January 15, 2024

4.93*	English translation of Acknowledgment Agreement of Contractual Agreements, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese Experimental High School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated April 2, 2024

4.94*	English translation of the Business Cooperation Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Lishui Overseas Chinese Senior High School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated April 2, 2024

4.95*	English translation of the Exclusive Technical Service and Business Consulting Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. Lishui Overseas Chinese Senior High School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated April 2, 2024

4.96*	English translation of Exclusive Call Option Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Lishui Overseas Chinese Senior High School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated April 2, 2024

4.97*	English translation of the Equity Pledge Agreement, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen and Ye Hong dated April 2, 2024

4.98*	English translation of the Proxy Agreement for Shareholders, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen and Ye Hong dated April 2, 2024

4.99*	English translation of the Power of Attorney signed by Ye Fen as a shareholder dated April 2, 2024

4.100*	English translation of the Power of Attorney signed by Ye Hong as a shareholder dated April 2, 2024

4.101*	English translation of the Proxy Agreement for School’s Sponsor and Council Members, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Lishui Overseas Chinese Senior High School, Zhejiang Mengxiang Consulting Services Co., Ltd. and certain other parties dated April 2, 2024

4.102*	English translation of the Power of Attorney for School’s Sponsor signed by Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated April 2, 2024

4.103*	English translation of the Power of Attorney signed by Ye Fen as a council member dated April 2, 2024

4.104*	English translation of the Power of Attorney signed by Yu Yingte as a council member dated April 2, 2024

4.105*	English translation of the Power of Attorney signed by Ye Jun as a council member dated April 2, 2024

4.106*	English translation of the Power of Attorney signed by Xu Guiyun as a council member dated April 2, 2024

4.107*	English translation of the Power of Attorney signed by Mao Hailing as a council member dated April 2, 2024

4.108*	English translation of the Spouse Undertaking signed by Wei Biao dated April 2, 2024

4.109*	English translation of the Spouse Undertaking signed by Ji Hongfeng dated April 2, 2024

4.110*	English translation of the Loan Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Lishui Overseas Chinese Senior High School dated April 2, 2024

8.1*	List of Subsidiaries and VIEs of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-248691), filed with the Securities and Exchange Commission on September 9, 2020)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deheng Law Offices

15.2	Consent of Frost & Sullivan (incorporated herein by reference to Exhibit 23.5 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

15.3*	Consent of Audit Alliance LLP, Independent Registered Public Accounting Firm

15.4	Letter from PricewaterhouseCoopers Zhong Tian LLP (incorporated herein by reference to Exhibit 15.4 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

15.5*	Response Letter from WWC, P.C., Independent Registered Public Accounting Firm

15.6*	Consent of WWC, P.C., Independent Registered Public Accounting Firm

15.7*	Consent of Maples and Calder (Hong Kong) LLP

97.1*	Executive Compensation Recovery Policy of the Registrant

101.INS*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign the annual report on its behalf.

Lixiang Education Holding Co., Ltd.

By:	/s/ Biao Wei
Name:	Biao Wei
Title:	Director and Chief Executive Officer

Date: May 15, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Lixiang Education Holding Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lixiang Education Holding Co., Ltd. (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2023, and the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group’s in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2024

Singapore

May 15, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Lixiang Education Holding Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Lixiang Education Holding Co., Ltd. (the “Company”) as of December 31, 2022, and the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ WWC, P.C.

Certified Public Accountants

PCAOB NO.: 1171

We served as the Company’s auditor from 2021 to 2024.

San Mateo, California

May 1, 2023

Lixiang Education Holding Co., Ltd.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2022 and 2023

(RMB, except share data or otherwise noted)

	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2 (g))
ASSETS
Current assets:
Cash and cash equivalents	246,270,442	227,040,251	31,977,951
Inventories	1,163,776	886,895	124,917
Prepayments and other current assets, net	75,506,166	6,193,544	872,342
Accounts receivable	4,000	9,380	1,321
Amounts due from a related party	-	10,750,000	1,514,106
Current assets belong to discontinued operations	6,609,704	-	-
Total current assets	329,554,088	244,880,070	34,490,637
Non-current assets:
Property and equipment, net	160,109,109	151,549,586	21,345,313
Land use rights, net	35,820,632	34,873,935	4,911,891
Intangible assets, net	218,957	196,476	27,673
Goodwill, net	70,369,837	-	-
Deferred tax assets, net	2,903,456	-	-
Right-of-use assets	7,580,536	2,471,003	348,033
Non-current assets belong to discontinued operations	2,369,839	-	-
Total non-current assets	279,372,366	189,091,000	26,632,910
Total assets	608,926,454	433,971,070	61,123,547
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	61,000,000	74,000,000	10,422,682
Accounts payable	2,529,058	1,504,098	211,848
Deferred revenue, current	9,699,915	6,513,072	917,347
Salary and welfare payable	3,208,877	2,454,440	345,701
Amounts due to a related party	323,400	8,000,000	1,126,776
Taxes payable	785,468	831,509	117,116
Income tax payable	57,831	219,832	30,963
Accrued liabilities and other current liabilities	14,775,248	5,947,842	837,736
Long-term loans and borrowings, current	2,500,000	1,250,000	176,059
Operating lease liabilities, current	3,866,910	2,471,003	348,033
Amounts due to Affected Entity, current	23,584,906	-	-
Current liabilities belong to discontinued operations	11,762,881	-	-
Total current liabilities	134,094,494	103,191,796	14,534,261
Non-current liabilities:
Amounts due to Affected Entity, non-current	216,176,563	173,680,363	24,462,367
Long-term loans and borrowings, non-current	1,250,000	-	-
Operating lease liabilities, non-current	3,558,380	-	-
Non-current liabilities belong to discontinued operations	356,250	-	-
Total non-current liabilities	221,341,193	173,680,363	24,462,367
Total liabilities	355,435,687	276,872,159	38,996,628
Commitments and contingencies
Shareholders’ equity:
Ordinary shares (USD$0.0001 par value; 500,000,000 shares authorized, 66,667,000 and 116,667,000 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	45,198	81,092	11,422
Additional paid-in capital	305,460,907	333,552,470	46,979,883
Statutory reserves	60,201,702	60,610,543	8,536,816
Accumulated other comprehensive income	5,514,488	8,485,041	1,195,093
Accumulated deficit	(118,280,159)	(245,319,648)	(34,552,550)
Total Lixiang Education Holding Co., Ltd. shareholders’ equity	252,942,136	157,409,498	22,170,664
Non-controlling interests	548,631	(310,587)	(43,745)
Total shareholders’ equity	253,490,767	157,098,911	22,126,919
Total liabilities and shareholders’ equity	608,926,454	433,971,070	61,123,547

The accompanying notes are an integral part of these consolidated financial statements.

Lixiang Education Holding Co., Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

For the years ended December 31, 2021, 2022 and 2023

(RMB, except share data or otherwise noted)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2 (g))
Net revenues:
Revenue from third parties	8,512,992	40,599,456	50,061,131	7,050,963
Revenue from related party	906,667	754,285	754,285	106,239
Revenue from Affected Entity	25,017,113	-	-	-
Total net revenues	34,436,772	41,353,741	50,815,416	7,157,202
Cost of revenues	(17,356,450)	(40,404,962)	(46,850,314)	(6,598,729)
Gross profit	17,080,322	948,779	3,965,102	558,473
Operating expenses:
General and administrative expenses	(18,372,763)	(27,664,531)	(25,445,401)	(3,583,910)
Selling and marketing expenses	-	(61,645)	(18,300)	(2,578)
Impairment loss on goodwill	-	(18,842,000)	(22,677,921)	(3,194,118)
Expected credit loss for receivables and other assets	-	-	(65,138,293)	(9,174,537)
Total operating expenses	(18,372,763)	(46,568,176)	(113,279,915)	(15,955,143)
Operating loss	(1,292,441)	(45,619,397)	(109,314,813)	(15,396,670)
Interest expense	(2,393,178)	(4,014,414)	(3,634,721)	(511,940)
Interest income	14,834	73,705	134,011	18,875
Fair value change gain of contingent consideration	-	22,850,000	-	-
Other income, net	4,590,580	16,838,728	12,339,894	1,738,038
Income/(loss) before income tax expense	919,795	(9,871,378)	(100,475,629)	(14,151,697)
Income tax expenses	(670,976)	(48,391)	(3,119,576)	(439,383)
Income/(loss) from continuing operations, net of tax	248,819	(9,919,769)	(103,595,205)	(14,591,080)
(Loss)/income from discontinued operation, net of tax	(244,068,780)	1,828,539	(23,394,661)	(3,295,070)
Net loss	(243,819,961)	(8,091,230)	(126,989,866)	(17,886,150)
Net loss attributable to Lixiang Education Holding Co., Ltd. shareholders	(243,819,961)	(7,789,861)	(126,630,648)	(17,835,555)
Net loss attributable to non-controlling interests	-	(301,369)	(359,218)	(50,595)
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of tax	(4,586,027)	18,057,155	2,970,553	418,394
Comprehensive (loss)/income	(248,405,988)	9,965,925	(124,019,313)	(17,467,756)
Total comprehensive loss attributable to non-controlling interests	-	(301,369)	(359,218)	(50,595)
Total comprehensive (loss)/income attributable to Lixiang Education Holding Co., Ltd. shareholders	(248,405,988)	10,267,294	(123,660,095)	(17,417,161)

Earnings/(loss) per ordinary share attributable to Lixiang Education Holding Co., Ltd. shareholders from continuing operation	0.00	(0.15)	(1.32)	(0.19)
—Basic and diluted
(Loss)/Earnings per ordinary share attributable to Lixiang Education Holding Co., Ltd. shareholders from discontinued operation	(3.66)	0.03	(0.30)	(0.04)
—Basic and diluted
Weighted average number of ordinary shares outstanding	66,667,000	66,667,000	78,584,808	78,584,808

The accompanying notes are an integral part of these consolidated financial statements.

Lixiang Education Holding Co., Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2021, 2022 and 2023

(RMB, except share data or otherwise noted)

							Total
							Lixiang
					Accumulated	Retained	Education
	Ordinary shares		Additional		other	earnings/	Holding Co., Ltd.		Total
	Number of		paid-in	Statutory	comprehensive	(Accumulated	shareholders’	Non-controlling	shareholders’
	shares	Amount	capital	reserves	(loss)/income	deficit)	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	66,667,000	45,198	181,849,003	58,217,195	(7,956,640)	135,314,170	367,468,926	-	367,468,926
Net loss for the year	-	-	-	-	-	(243,819,961)	(243,819,961)	-	(243,819,961)
Provision of statutory reserve	-	-	-	1,754,641	-	(1,754,641)	-	-	-
Foreign currency translation	-	-	-	-	(4,586,027)	-	(4,586,027)	-	(4,586,027)
Balance as of December 31, 2021	66,667,000	45,198	181,849,003	59,971,836	(12,542,667)	(110,260,432)	119,062,938	-	119,062,938
Net loss for the year	-	-	-	-	-	(7,789,861)	(7,789,861)	(301,369)	(8,091,230)
Provision of statutory reserve	-	-	-	229,866	-	(229,866)	-	-	-
Deemed shareholder’s contribution (Note 19)	-	-	123,611,904	-	-	-	123,611,904	-	123,611,904
Contribution from non-controlling shareholders	-	-	-	-	-	-	-	850,000	850,000
Foreign currency translation	-	-	-	-	18,057,155	-	18,057,155	-	18,057,155
Balance as of December 31, 2022	66,667,000	45,198	305,460,907	60,201,702	5,514,488	(118,280,159)	252,942,136	548,631	253,490,767
Net loss for the year	-	-	-	-	-	(126,630,648)	(126,630,648)	(359,218)	(126,989,866)
Issuance of ordinary shares (Note 13)	50,000,000	35,894	43,037,505	-	-	-	43,073,399	-	43,073,399
Reversal of shareholder’s deemed contribution (Note 19)	-	-	(17,455,572)	-	-	-	(17,455,572)	-	(17,455,572)
Offering costs	-	-	(1,216,965)	-	-	-	(1,216,965)	-	(1,216,965)
Withdrawal of non-controlling shareholders (Note 20)	-	-	-	-	-	-	-	(500,000)	(500,000)
Disposal Qingtian International School (Note 4)	-	-	3,726,595	-	-	-	3,726,595	-	3,726,595
Provision of statutory reserve	-	-	-	408,841	-	(408,841)	-	-	-
Foreign currency translation	-	-	-	-	2,970,553	-	2,970,553	-	2,970,553
Balance as of December 31, 2023	116,667,000	81,092	333,552,470	60,610,543	8,485,041	(245,319,648)	157,409,498	(310,587)	157,098,911

The accompanying notes are an integral part of these consolidated financial statements.

Lixiang Education Holding Co., Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2021, 2022 and 2023

(RMB, except share data or otherwise noted)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2 (g))
Cash flows from operating activities
Net loss	(243,819,961)	(8,091,230)	(126,989,866)	(17,886,150)
Net (loss)/income from discontinued operation	(244,068,780)	1,828,539	(23,394,661)	(3,295,070)
Net income/(loss) from continuing operations	248,819	(9,919,769)	(103,595,205)	(14,591,080)
Adjustments for:
Provision for credit losses	-	-	65,078,293	9,166,086
Depreciation of property and equipment	4,257,506	6,906,042	6,128,680	863,207
Amortization of land use rights	946,697	946,697	946,697	133,339
Amortization of intangible assets	33,120	35,677	33,045	4,654
Amortization of right-of-use assets	-	3,725,199	4,185,583	589,527
Impairment of goodwill	-	18,842,000	22,677,921	3,194,118
Fair value change of contingent consideration	-	(22,850,000)	-	-
Deferred tax benefits	(91,091)	(10,273)	2,903,456	408,943
Loss on disposal of property and equipment	23,884	-	-	-
Gain on acquisition of Youxi Software	(2,823,630)	-	-	-
Changes in assets and liabilities:
Accounts receivable	-	(4,000)	(6,601)	(930)
Inventories	1,349,730	(936,176)	276,881	38,998
Prepayments and other current assets	17,618,482	(419,634)	5,195,189	731,727
Amounts due from a related party	-	-	(10,750,000)	(1,514,106)
Amounts due from Affected Entity	8,884,600	-	-	-
Accounts payable	(1,379,609)	(3,633,087)	(295,626)	(41,638)
Amounts due to a related party	(396,000)	(182,574)	7,676,600	1,081,226
Amounts due to Affected Entity	54,631,354	54,590,398	(60,375,678)	(8,503,736)
Salaries and welfare payable	1,792,411	339,423	645,567	90,926
Taxes payable	417,218	136,459	160,456	22,600
Income tax payable	-	57,831	162,001	22,817
Deferred revenue, current and non-current	(3,975,173)	2,439,070	(1,024,939)	(144,360)
Accrued liabilities and other current liabilities	(18,466,836)	(4,841,370)	(3,064,836)	(431,673)
Operating lease liabilities, current and non-current	-	(3,880,445)	(3,866,909)	(544,643)
Net cash provided by/(used in) operating activities from continuing operations	63,071,482	41,341,468	(66,909,425)	(9,423,998)
Net cash (used in)/provided by operating activities from discontinued operation	(32,463,882)	(373,767)	7,709,950	1,085,924
Net cash provided by/(used in) operating activities	30,607,600	40,967,701	(59,199,475)	(8,338,074)
Cash flows from investing activities:
Purchase of short-term investments	(107,500,000)	(9,000,000)	-	-
Proceeds from maturity of short-term investments	107,500,000	9,000,000	-	-
Purchase of property and equipment and software	(2,249,341)	(1,296,464)	(2,177,538)	(306,700)
Purchase of Pengxiang (excluded Chuangmei Weiye), net of cash acquired	-	156,459	-	-
Cash loss of disposal of Qingtian International School	-	-	(4,972,757)	(700,398)
Cash loss of disposal of Chuangmei Weiye	-	-	(425,988)	(59,999)
Advance deposit for intent acquisition	(100,000,000)	-	-	-
Purchase of Youxi Software	(296,789)	-	-	-
Purchase of Qingtian International School	(12,188,781)	-	-	-
Net cash used in investing activities from continuing operations	(114,734,911)	(1,140,005)	(7,576,283)	(1,067,097)
Net cash (used in)/provided by investing activities from discontinued operation	(40,315,605)	683,624	-	-
Net cash used in investing activities	(155,050,516)	(456,381)	(7,576,283)	(1,067,097)
Cash flows from financing activities:
Proceeds from short-term borrowings with banks	97,000,000	100,500,000	98,000,000	13,803,011
Repayments of short-term borrowings with banks	(44,895,606)	(116,500,000)	(85,000,000)	(11,972,000)
Proceeds from long-term borrowings with banks	-	3,750,000	-	-
Repayments of long-term borrowings with banks	-	-	(2,500,000)	(352,118)
Contributions from non-controlling interests	-	850,000	-	-
Issuance of ordinary shares	-	-	41,856,434	5,895,355
Withdrawal of non-controlling shareholders	-	-	(500,000)	(70,424)
Net cash provided by/(used in) financing activities from continuing operations	52,104,394	(11,400,000)	51,856,434	7,303,824
Net cash provided by/(used in) financing activities from discontinued operation	63,566,667	181,250	(7,772,526)	(1,094,737)
Net cash provided by/(used in) financing activities	115,671,061	(11,218,750)	44,083,908	6,209,087
Effect of exchange rate changes on cash and cash equivalents	(4,586,028)	18,057,155	2,970,553	418,398
Net (decrease)/increase in cash	(13,357,883)	47,349,725	(19,721,297)	(2,777,686)
Cash at the beginning of year	212,769,706	199,411,823	246,761,548	34,755,637
Cash and cash equivalents of continuing operations at the end of year	199,411,823	246,761,548	227,040,251	31,977,951
Less: cash of discontinued operations at the end of year	-	491,106	-	-
Cash and cash equivalents of continuing operations at the end of year	199,411,823	246,270,442	227,040,251	31,977,951
Supplemental disclosure of cash flow information:
Cash paid for interest expenses	-	2,615,402	3,838,286	540,611
Cash paid for income tax expenses	955,081	935,716	66,549	9,373
Supplemental schedule of non-cash investing and financing activities:
Payables for Qingtian International School acquisition	8,000,000	-	-	-
Recognition of right-of-use assets and operating lease liabilities	-	11,305,735	-	-
Deemed shareholder’s contribution	-	123,611,904	-	-
Deemed withdrawal of shareholder’s contribution	-	-	(17,455,572)	(2,458,566)
Offset between consideration from disposal of Qingtian International School and amount due to Lianwai School	-	-	23,161,000	3,262,159
Disposal Qingtian International School	-	-	3,726,595	524,880

The accompanying notes are an integral part of these consolidated financial statements.

Lixiang Education Holding Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data or otherwise noted)

1.	Organization and Principal Activities

(a)	Principal activities

Lixiang Education Holding Co., Ltd. (formerly known as Lianwai Education Group Limited, the “Company”) was incorporated on September 6, 2018 under the law of the Cayman Islands as an exempted company with limited liability. The Company’s original name was Lianwai Education Group Limited. The Company changed its name to Lixiang Education Holding Co., Ltd. on May 26, 2020. The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively referred to as the “Group”) is primarily engaged in providing education services including high school and vocational education services through Zhejiang Lishui Mengxiang Education Development Company Limited, Qingtian Overseas Chinese International School (“Qingtian International School”), Langfang City Rail Transit Technical School (“Langfang School”) and Lishui Overseas Chinese high School (“Lishui International School”), and comprehensive human resource service in the People’s Republic of China (the “PRC”).

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

Significant equity transactions

On October 1, 2020, the Company completed its IPO on the NASDAQ Global Market of 3,333,400 American Depositary Shares (“ADS”). Each ADS represents 5 ordinary shares. The offering was at a price of US$9.25 per ADS for a total offering size of approximately US$30.8 million. The net proceeds raised from the IPO amounted to approximately RMB170.7 million (US$26.2 million) after deducting underwriting discounts and commissions and other offering expenses.

On August 31, 2021, the Company consolidated 100% of the sponsorship interest of Qingtian International School from Qingtian Zhongyi Education Investment Co., Ltd under the consideration of RMB23.0 million.

On January 1, 2022, the Group acquired 100% equity interest of Beijing P.X. from Beijing Shangkun Education Technology Development Co., Ltd. (“Beijing S.K.”) with the consideration of RMB53.4 million.

On January 6, 2023, the Group established Hebei Chuangxiang Enterprise Management Co., LTD (“Hebei Chuangxiang”), and Beijing P.X. held its 100% equity interest.

On June 25, 2023, the Group established Lishui International School, and Zhejiang Lishui Mengxiang Education Development Company Limited held its 100% sponsorship interest.

On August 25, 2023, the Group entered into a share subscription agreement with each of the Individual Investors (collectively, the “Purchase Agreements”), pursuant to which the Group agreed to issue and sell to such Individual Investors a total of 50,000,000 ordinary shares with a par value of US$0.0001 each of the Group, in the aggregate consideration of US$6,000,000.

On November 9, 2023, the Group transferred Beijing Chuangmei Weiye Enterprise Management Co with 100% equity interests, and the consideration of RMB6.36 million was considered remote to be collected.

On December 31, 2023, the Group transferred Qingtian International School with 100% sponsorship interests for a consideration of RMB23.2 million.

1.	Organization and Principal Activities (Continued)

As of December 31, 2023, the Company’s major subsidiaries and VIEs are as follows:

Name of subsidiaries and VIE	Date of establishment / acquisition	Place of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Wholly owned subsidiaries of the Company:
Lianwai Investment Co., Ltd. (“Lianwai investment”)	Established on September 11, 2018	BVI	100%	Investment holding
Hong Kong Mengxiang Education Development Group Limited (“HK Mengxiang”)	Established on September 20, 2018	Hong Kong	100%	Investment holding
Zhejiang Mengxiang Consulting Services Co., Ltd. (“Liandu WFOE”)	Established on October 10, 2018	PRC	100%	Investment holding
Variable Interest Entities (“VIEs”)
Zhejiang Lishui Mengxiang Education Development Company Limited (“Lishui Mengxiang VIE”)	Established on August 20, 2001	PRC	100%	Operation of Liandu Foreign Language School
Langfang City Rail Transit Technical School (“Langfang School”)	Acquired on January 1, 2022	PRC	100%	Operation of vocational education
Hainan Jiangcai Vocational Skills Training School Co. Ltd. (“Hainan Jiangcai”)	Acquired on January 1, 2022	PRC	100%	Operation of vocational education
Lishui Overseas Chinese high School (“Lishui International School”)	Established on June 25, 2023	PRC	100%	Operation of high school
Hebei Chuangxiang	Established on January 6, 2023	PRC	100%	Comprehensive human resources service

(b)	Group history

The Group started its business through Lishui Mengxiang VIE and Lianwai School VIE. To facilitate offshore financing, an offshore corporate structure was formed in 2018, which was carried out as follows:

1)	On September 6, 2018, the Company was incorporated in the Cayman Islands by Ms. Fen Ye, Ms. Fang Ye, and Ms. Hong Ye (the “founders.”).

2)	On September 11, 2018, Lianwai investment was incorporated in British Virgin Islands with 100% ownership by the Company.

3)	On September 20, 2018, HK Mengxiang was incorporated in Hong Kong with 100% ownership by Lianwai investment.

4)	On October 10, 2018, Liandu WFOE was incorporated in the PRC with 100% ownership by HK Mengxiang.

5)	On August 13, 2020, Lishui Xianke was incorporated in the PRC with 100% ownership by Liandu WFOE.

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

On August 31, 2021, the ability of Group to use its power under the contractual arrangements with Lishui Mengxiang VIE to direct the relevant activities that would most significantly affect the economic performance of the Affected Entity had ceased due to Implementation Rules. The Group has executed the Acknowledgment Agreement in April 2022 to confirm all the terms of rights and obligations relating to Lianwai School and the director appointed by the sponsor under the VIE Agreements, which shall be terminated on August 31, 2021. Meanwhile, the Group has entered into a series of Contractual Agreements through Liandu WFOE, Qingtian International School and the Council Members of Qingtian International School (“Qingtian International School Contractual Agreement”). The Group has executed the Acknowledgment Agreement in April 2024 to confirm all the terms of rights and obligations relating to Qintian International School and the director appointed by the sponsor under the Qingtian International School Contractual Agreement, which shall be terminated on December 31, 2023.

In March 2023, the Group has entered into a series of Contractual Agreements through Liandu WFOE, Langfang School and the Council Members of Langfang School (“Langfang School Contractual Agreements”). In April 2024, the Group has entered into a series of Contractual Agreements through Liandu WFOE, Lishui International School, and the Council Members of Lishui International School (together with Langfang School Contractual Agreements, as “new VIE Agreements”). After that Lishui Mengxiang VIE and Langfang School became VIEs effective on January 1, 2022, and Lishui International School became VIE effective on June 25, 2023, whose primary beneficiary is Liandu WFOE, and the shareholders of new VIEs became the Nominee Shareholders at that date.

These Contractual Agreements cannot be unilaterally terminated by the Nominee Shareholders, or the new VIEs. As a result, the Company maintains the ability to control these new VIEs, and is entitled to substantially all of the economic benefits from these new VIEs. Accordingly, the Group had consolidated the financial position and operating results of affiliate Chinese entities, new VIEs in the consolidated financial statements of the Company during the year ended December 31, 2021, 2022 and 2023. The Company’s VIE includes (1) affiliate Chinese entities, prior to August 31, 2021; and (2) the new VIEs after August 31, 2021. Qingtian International School is the Company’s VIE from August 31, 2021 to December 31, 2023.

The principal terms of the agreements entered into amongst the VIEs, their respective shareholders and the Liandu WFOE are further described below.

(c)	Contractual Agreements with VIEs

Loan Agreements

Pursuant to the loan agreements entered into between Liandu WFOE and affiliate Chinese entities, and between Liandu WFOE and new VIEs, Liandu WFOE can grant interest-free loans to Lishui Mengxiang VIE, or Beijing P.X. with the sole purpose of providing funds necessary for the business operations and development of Langfang School and Lishui International School. These business loan amounts can be injected into Langfang School and Lishui International School as capital or other operation means, and cannot be accessed for any personal uses. There is no fixed term for each loan under the loan agreement except that Liandu WFOE can unilaterally decide when to recover the loan and the loan agreements shall remain effective during the operation term of Langfang School and Lishui International School and any periods that are renewable pursuant to PRC laws. Liandu WFOE has the right to unilaterally terminate these agreements after giving notice in advance, including that Liandu WFOE and/or its designated entities have fully exercised their options to purchase all the (direct and indirect) equities held by Nominee Shareholders of the relevant VIE in accordance with the Exclusive Call Option Agreements (as described in the following paragraph), while the shareholders of such consolidated affiliated Chinese entities have no right to unilaterally terminate these agreements. As of December 31, 2022 and 2023, no loans have been granted yet.

1.	Organization and Principal Activities (Continued)

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

Business Cooperation Agreement and Exclusive Technical Services and Business Consulting Agreement

Pursuant to the Business Cooperation Agreement and Exclusive Technical Services and Business Consulting Agreement, Liandu WFOE has agreed to provide affiliate Chinese entities and new VIEs with technical services, management support services, consulting services and intellectual property licenses required for the conducting of private education business activities, including but not limited to preparation, selection and/or recommendation of schools textbooks, recruitment of teachers and other staff, training support, admissions support, public relations maintenance, market research and development, management and marketing consulting and other related services. The affiliate Chinese entities and new VIEs shall pay to Liandu WFOE service fees withdrawn from their respective amount of surplus from operations after deducting all costs, expenses, taxes, losses (if required by the law) and the legally development fund of the respective school (if required by the law) and other costs and funds that shall be retained at Langfang School and Lishui International School in accordance with applicable PRC laws. Liandu WFOE has the right (but not the obligation) to adjust the amount of such service fee by reference to the actual services provided and the actual business operations and needs of affiliate Chinese entities and new VIEs, provided that any adjusted amount shall not exceed the amount mentioned above. The affiliate Chinese entities and new VIEs do not have any right to make any such adjustment. Liandu WFOE, as appropriate, will exclusively own any intellectual property rights arising from the performance of these agreements. The aforementioned agreements will terminate automatically when Liandu WFOE and/or its designated entities fully exercise their options to purchase all the equities held by the Nominee Shareholders in accordance with the Exclusive Call Option Agreements. In addition, Liandu WFOE retains the exclusive right to terminate the agreements at any time by delivering a written notice 30 days in advance to the applicable consolidated affiliate Chinese entities and new VIEs.

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

1.	Organization and Principal Activities (Continued)

(d)	Combined financial information of the VIEs

The following combined financial information of the Group’s VIEs as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2(g))
ASSETS
Current assets:
Cash and cash equivalents	32,873,528	11,801,953	1,662,270
Amounts due from inter-company entities	57,331,944	14,585,744	2,054,359
Prepayments and other current assets, net	74,180,309	5,180,474	729,655
Amounts due from a related party	-	10,750,000	1,514,106
Accounts receivable	4,000	9,380	1,321
Inventories	7,148	-	-
Current assets belong to discontinued operations	6,609,704	-	-
Total current assets	171,006,633	42,327,551	5,961,711
Non-current assets:
Property and equipment, net	159,226,997	150,806,607	21,240,666
Land use rights, net	35,820,632	34,873,935	4,911,891
Intangible assets, net	1,666	9,861	1,389
Goodwill, net	70,369,837	-	-
Deferred tax assets, net	-	-	-
Right-of-use assets	7,580,536	2,471,003	348,033
Non-current assets belong to discontinued operations	2,369,839	-	-
Total non-current assets	275,369,507	188,161,406	26,501,979
Total assets	446,376,140	230,488,957	32,463,690
LIABILITIES
Current liabilities
Short-term borrowings	61,000,000	74,000,000	10,422,682
Accounts payable	560,256	660,755	93,065
Deferred revenue, current	8,971,795	6,116,288	861,461
Salary and welfare payable	3,092,181	2,268,112	319,457
Amounts due to a related party	323,400	8,000,000	1,126,776
Tax payable	777,559	808,759	113,911
Income tax payable	57,831	219,832	30,963
Amount due to inter-company entities	35,000,000	15,500,000	2,183,129
Accrued liabilities and other current liabilities	14,207,561	5,946,598	837,561
Amounts due to Affected Entity, current	21,225,707	-	-
Long-term loans and borrowings, current	2,500,000	1,250,000	176,059
Operating lease liabilities, current	3,866,910	2,471,003	348,033
Current liabilities belong to discontinued operations	11,762,881	-	-
Total current liabilities	163,346,081	117,241,347	16,513,097
Non-current liabilities
Amounts due to Affected Entities, non-current	194,552,414	162,500,961	22,887,782
Operating lease liabilities, non-current	3,558,380	-	-
Long-term loans and borrowings, non-current	1,250,000	-	-
Non-current liabilities belong to discontinued operations	356,250	-	-
Total non-current liabilities	199,717,044	162,500,961	22,887,782
Total liabilities	363,063,125	279,742,308	39,400,879

1.	Organization and Principal Activities (Continued)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2 (g))
Net revenues from continuing operations	20,112,033	38,096,542	48,374,296	6,585,500
Net revenues from discontinued operation	102,006,339	7,828,415	1,617,904	227,877
Net loss from continuing operations	(467,382)	(8,419,647)	(100,474,594)	(17,446,620)
Net (loss)/income from discontinued operation	(244,068,780)	1,828,539	(23,394,661)	(3,295,069)
Net cash provided by/(used in) operating activities	29,764,431	43,586,442	(16,213,871)	(2,283,676)
Net cash used in investing activities	(153,593,942)	(456,381)	(7,576,283)	(1,067,097)
Net cash provided by/(used in) financing activities	115,671,061	(11,218,750)	2,227,473	313,733
Net changes in cash and cash equivalents	(8,158,450)	31,911,311	(21,562,681)	(3,037,040)

In accordance with the aforementioned agreements, the Company has the power to direct the activities of the VIEs, and have the control of their assets. Therefore, the Company considers that there is no other asset in the VIEs that can be used only to settle obligations of the respective VIE, except for the education facilities assets, registered capital and the PRC statutory reserves, as of December 31, 2022 and 2023. As the VIEs are incorporated as schools and limited liability company under the PRC Company Law, the creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

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

There is no VIE where the Company has a variable interest, but is not the primary beneficiary.

1.	Organization and Principal Activities (Continued)

(e)	Risks associated with VIE arrangements

Foreign investment in the education industry in PRC is extensively regulated and subject to various restrictions. Specifically, high school is restricted industries for foreign investors, and foreign investors are only allowed to invest in such industries in cooperative ways with domestic investors, provided that domestic investors play a dominant role in such cooperation. In addition, foreign investment in education institutions in the PRC must be in the form of cooperation between Chinese educational institutions and foreign educational institutions and the foreign portion of the total investment in a Sino-foreign education institute must be below 50%. Although foreign investment in high schools is not prohibited, based on the operation experience, Liandu WFOE in China is still ineligible to independently or jointly invest and operate high schools, including Qingtian International School and Lishui International School. To comply with PRC laws and regulations, the Group have entered into a series of contractual arrangements pursuant to which Liandu WFOE receives the economic benefits from our VIEs. If the contractual arrangements that establish the structure for operating our business in China are found to violate any PRC laws or regulations in the future or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Education of People’s Republic of China, or the MOE, which regulates the education industry, the Ministry of Commerce, or MOFCOM, which regulates the foreign investment in China, and the Civil Affairs Bureau, which regulates the registration of schools in China, would have broad discretion in dealing with such violations, including:

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

1.	Organization and Principal Activities (Continued)

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

The Company believes that the consolidation and deconsolidation of VIEs, impairment of goodwill, expected credit loss for receivables and other assets, deferred tax assets and valuation allowance, discount rate for leases, amortization of intangible assets and land use rights, depreciation of buildings and impairment assessments of long-lived assets reflect more significant estimates used in the preparation of its consolidated financial statements.

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

2.	Principal Accounting Policies (Continued)

(d)	Deconsolidation

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

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of operations and comprehensive income/(loss) as other income, net.

The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end exchange rates, income and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a separate component of shareholders’ equity on the consolidated financial statement. The exchange rates used for translation on December 31, 2022 and 2023 were US$1.00= RMB6.9646 and RMB7.0827, respectively, representing the index rates stipulated by the People’s Bank of China.

(g)	Convenience translation

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB7.0999 on December 29, 2023, representing the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 29, 2023, or at any other rate.

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

The Group’s financial instruments principally consist of cash and cash equivalents, account receivables, accounts payable, borrowings, accrued liabilities and other liabilities (exclude accrued liabilities), and contingent consideration. All the Group’s financial instruments were categorized in Level 3.

As of December 31, 2022 and 2023, the carrying values of cash and cash equivalents, account receivables, accounts payable, borrowings and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments.

(i)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Group’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

(j)	Inventories

Inventories are stated at the lower of cost or net realized value. Cost is determined using the weighted average method. As of each reporting date, the Group evaluates the net realizable value based on assumptions about future customer demand and market conditions. The evaluation may take into consideration inventory aging, expected demand, anticipated sales price, and other factors. Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value. As of December 31, 2022, inventories mainly included uniforms and dormitory beddings of RMB1.03 million and RMB0.11 million. As of December 31, 2023, inventories mainly included uniforms of RMB0.89 million. There was no write-down of inventories for the years ended December 31, 2021, 2022 and 2023, respectively.

2.	Principal Accounting Policies (Continued)

(k)	Accounts receivables, net

Accounts receivable, net are stated at the original amount less allowances for doubtful accounts. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Group considers many factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, creditworthiness and other specific circumstances related to the accounts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Adoption of Accounting Standards Update (“ASU” 2016-13)

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Group adopted ASU 2016-13 from January 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to nil as of January 1, 2023.

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

Expenditures for maintenance and repairs are expensed as incurred. The gain or income on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive (loss)/income.

(m)	Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the term of the land use rights agreement on a straight-line basis over the term of the agreement, which is 50 years.

(n)	Impairment of long-lived assets other than goodwill

For other long-lived assets including property and equipment, other non-current assets, land use rights and intangible assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Group did not recognize any impairment loss for the years ended December 31, 2021, 2022 and 2023.

2.	Principal Accounting Policies (Continued)

(o)	Goodwill

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

For the years ended December 31, 2021, 2022 and 2023, the Group recognized impairment loss of nil, RMB18,842,000 and RMB22,677,921 on goodwill, respectively.

(p)	Deferred revenue

Cash proceeds received from customers are initially recorded as deferred revenue and are recognized as revenues when revenue recognition criteria are met. The Group’s deferred revenue amounted to RMB9,699,915 and RMB6,513,072 as of December 31, 2022 and 2023, respectively. During the years ended December 31, 2022 and 2023, the Group recognized RMB1,386,607 and RMB9,699,915 revenue that was included in deferred revenue balance at January 1, 2022 and 2023, respectively. The Group expects to recognize this balance as revenue over the next 12 months.

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

2.	Principal Accounting Policies (Continued)

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

Comprehensive human resource service

The Group generates its revenue from providing comprehensive service for flexible employment, which primarily focuses on recommending interns from schools to various customers with human resources demand. The Group concludes that there is a single performance obligation to fulfill service requirements from customers. The Group charges service fees to customers based on service periods at a fixed rate per day and recognizes revenue at a point of time or overtime whenever the service requirement is satisfied.

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

2.	Principal Accounting Policies (Continued)

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

Sale-leaseback transactions as Lessee

When the Group enters into sale-leaseback transactions as a seller-lessee, it applies the requirements in ASC 606 by assessing whether a contract exists and whether it satisfies a performance obligation by transferring control of an asset when determining whether the transfer of an asset shall be accounted for as a sale of the asset. If the Group transfers the control of an asset to the buyer-lessor, it accounts for the transfer of the asset as a sale and recognizes a corresponding gain or loss on disposal. The subsequent leaseback of the asset is accounted for in accordance with ASC842 in the same manner as any other lease. If the Group does not transfer the control of an asset to the buyer-lessor, the failed sale-leaseback transaction is accounted for as a financing. The Group does not derecognize the transferred asset and accounts for proceeds received as borrowings for which the current portion is included in “long-term borrowings, current” and the non-current portion is included in “long-term loans and borrowings, current” in the consolidated balance sheets.

Operating leases as Lessor

For operating leases, the Group recognized rental income over the non-cancellable lease term on a straight-line basis. The Group does not have any sales-type or direct financing leases for the years ended December 31, 2021, 2022 and 2023.

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

(u)	Selling and marketing expenses

Selling expenses consist primarily of advertising, marketing and promotional expense including student referral and customer referral expenses, and other miscellaneous expenses. For the years ended December 31, 2021, 2022 and 2023, selling and marketing expenses were nil, RMB61,645 and RMB18,300, respectively.

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

For the years ended December 31, 2021, Qingtian International School received financial subsidies of RMB1,499,505. For the years ended December 31, 2022, Qingtian International School, Langfang school, Chuangmei Weiye and Lishui Mengxiang VIE received financial subsidies of RMB7,390,146, RMB4,692,650, RMB28,000 and RMB9,203. For the years ended December 31, 2023, Qingtian International School and Hainan Jiangcai received financial subsidies of RMB7,226,647 and RMB2,000. All government subsidies received for the years ended December 31, 2022 and 2023 were education development and employment related financial support, which had no further conditions and were recorded as other income, net.

2.	Principal Accounting Policies (Continued)

(w)	Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity of a subsidiary of VIEs which is not attributable, indirectly, to the controlling shareholder.

Non-controlling interests are presented as a separate component of equity in the consolidated balance sheets. Consolidated net loss on the consolidated statements of operations and comprehensive income (loss) includes the net income (loss) attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests are recorded as non-controlling interests in the consolidated balance sheets.

(x)	Concentration and risk

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, and accounts receivable.

Substantially all of the Group’s cash and cash equivalents, term deposits were deposited with financial institutions with high-credit ratings.

Accounts receivable are typically unsecured and are derived from revenue earned from the customers. The Group reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual accounts receivable balances, the Group considers several factors, including the age of the balance, the customer’s payment history, current credit worthiness, and current economic trends.

Currency convertibility risk

The Group primarily transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. The Company’s cash denominated in RMB amounted to RMB34,112,060 and RMB13,846,622 as of December 31, 2022 and 2023, respectively.

2.	Principal Accounting Policies (Continued)

Major customers and supplying channels

For the continuing operations, no single customer represented 10% or more of the Group’s net revenues or purchase for the years ended December 31, 2021, 2022 and 2023. The Group’s customers are mainly students and the Group’s suppliers are mainly faculty.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of December 31,
	2022		2023
Percentage of the Group’s accounts receivable	Amount	%	Amount	%
Customer A	4,000	100.0	4,000	42.6
Customer B	*	*	5,380	57.4

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total accounts payable:

	As of December 31,
	2022		2023
Percentage of the Group’s accounts payable	Amount	%	Amount	%
Supplier A	672,725	23.0	530,104	35.2
Supplier B	*	*	356,360	23.7
Supplier C	581,477	19.9	*	*

*	Represent percentage less than 10%

(y)	Employee social security and welfare benefits

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

(z)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations and comprehensive (loss)/income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

2.	Principal Accounting Policies (Continued)

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2021, 2022 and 2023. As of December 31, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

(aa)	Statutory reserves

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

In the private school sector, the Implementing Regulations for the Law of the People’s Republic of China on the Promotion of Privately-run Schools require that annual appropriations of 25% of after-tax income should be set aside prior to payments of dividend as development fund. Under the Implementation Rules for the Law for Promoting Private Education of the PRC for Private Education Laws, or the 2021 Implementation Rules, which took effect on September 1, 2021, annual appropriations of 10% of after-tax income should be set aside prior to payments of dividend as development fund. The statutory reserve is applied against prior year income, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended December 31, 2021, 2022 and 2023, the Group made apportions of RMB1,322,803, RMB54,144 and RMB408,841 to the development fund, respectively. For the year ended December 31, 2023, the Group’s other subsidiaries made nil statutory reserves in addition to development fund.

(bb)	Related parties

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

(cc)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2021, 2022 and 2023, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(dd)	Earnings/(loss) per share

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

(ee)	Comprehensive (loss)/income

Comprehensive (loss)/income is defined as the change in shareholders’ equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive (loss)/income is reported in the consolidated statements of operations and comprehensive (loss)/income. Accumulated other comprehensive income of the Group includes the foreign currency translation adjustments.

2.	Principal Accounting Policies (Continued)

(ff)	Discontinued operation

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs:

(1)	the component of an entity or group of components of an entity meets the criteria to be classified as held for sale;

(2)	the component of an entity or group of components of an entity is disposed of by sale;

(3)	the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

For any component classified as held for sale or disposed of by sale or other than by sale that qualify for presentation as a discontinued operation in the period, the Group has reported the assets and liabilities of the discontinued operations as current and non-current assets of discontinued operations, and current and non-current liabilities of discontinued operations in the consolidated balance sheets as of December 31, 2022 and 2023. The results of operations of discontinued operation for the years ended December 31, 2021, 2022 and 2023 have been reflected separately in the consolidated statements of (loss)/income as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operations of the three categories for the years ended December 31, 2021, 2022 and 2023 were separately presented in the consolidated statements of cash flows for all periods presented in accordance with U.S. GAAP.

(gg)	Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) identified as the Group’s Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(hh)	Recently issued accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Company’s consolidated results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

3.	Discontinued operation

As refer to Note 1, in connection with the deconsolidation of the Affected Entity, the Group evaluated and concluded that the Affected Entity should be accounted as discontinued operation during the year ended and as of December 31, 2021. Pursuant to the Implementation Rules, the Group lost control of Lianwai School on August 31, 2021. Therefore, the Group accounted Lianwai School has discontinued operation and recognized one-off loss of RMB249,359,993 for this deconsolidation.

On November 9, 2023, Chuangmei Weiye was transferred back to Beijing S.K. The Group has evaluated the disposal of Chuangmei Weiye and concluded that the disposal should be accounted as discontinued operation during the year ended and as of December 31, 2023 for this disposal had a major effect on operations and financial results of the Group. There were no carrying amounts of major classes of assets and liabilities from the discontinued operation in the consolidated balance sheets as of December 31, 2023.

Reconciliation of the carrying amounts of the major classes of assets and liabilities from the discontinued operation in the consolidated balance sheets as of December 31, 2022 and 2023 is as follow:

	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2 (g))
ASSETS
Current assets:
Cash	491,106	-	-
Accounts receivable, net	426,960	-	-
Prepayments and other current assets	5,691,638	-	-
Total current assets	6,609,704	-	-
Non-current assets:
Property and equipment, net	20,548	-	-
Deferred tax assets	2,349,291	-	-
Total non-current assets	2,369,839	-	-
Total assets	8,979,543	-	-
LIABILITIES
Current liabilities
Short-term borrowings	6,500,000	-	-
Deferred revenue, current	68,197	-	-
Salary and welfare payable	218,031	-	-
Tax payable	64,715	-	-
Accrued liabilities and other current liabilities	3,486,938	-	-
Long-term loans and borrowings, current	1,425,000	-	-
Total current liabilities	11,762,881	-	-
Non-current liabilities
Long-term loans and borrowings, non-current	356,250	-	-
Total non-current liabilities	356,250	-	-
Total liabilities	12,119,131	-	-

3.	Discontinued operation (Continued)

Reconciliation of the major classes of income and losses from discontinued operations in the consolidated statements of operations and comprehensive (loss)/ income for the years ended December 31, 2021, 2022 and 2023 is as follow:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2 (g))
Net revenues:
Total net revenue	102,006,339	7,828,415	1,617,904	227,877
Cost of revenues	(91,342,012)	(880,603)	(795,112)	(111,989)
Gross profit	10,664,327	6,947,812	822,792	115,888
Operating expenses:
General and administrative expenses	(6,931,632)	(2,829,708)	(2,224,057)	(313,252)
Sales and marketing expenses	-	(1,912,654)	(668,264)	(94,123)
Total operating expenses	(6,931,632)	(4,742,362)	(2,892,321)	(407,375)
Operating income/(expenses)	3,732,695	2,205,450	(2,069,529)	(291,487)
Interest expense	(3,284,732)	(693,538)	(203,565)	(28,672)
Interest income	15,183	3,610	770	108
Other income, net	4,828,067	688,669	166,086	23,393
Income before income tax expense	5,291,213	2,204,191	(2,106,238)	(296,658)
Income tax expense/(benefit)	-	(375,652)	523,710	73,763
Income before one-off loss upon deconsolidation of the Affected Entity and Chuangmei Weiye	5,291,213	1,828,539	(1,582,528)	(222,895)
One-off loss upon deconsolidation of the Affected Entity and Chuangmei Weiye, net of tax	(249,359,993)	-	(21,812,133)	(3,072,175)
Net (loss)/ income from discontinued operation	(244,068,780)	1,828,539	(23,394,661)	(3,295,070)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net cash (used in)/provided by operating activities	(32,463,882)	(373,767)	7,709,950
Net cash (used in)/provided by investing activities	(40,315,605)	683,624	-
Net cash provided by/(used in) financing activities	63,566,667	181,250	(7,772,526)

4.	Disposal of Qingtian International School

On December 31, 2023, the Group transferred 100% sponsorship interests of Qingtian International School to a related party Zhejiang Lishui Qiaoxiang Education Consulting Service Co., LTD (“Qiaoxiang Education”) which is a related party as an entity affiliated with Mr. Biao Wei, a director and the Chief Executive Officer of the Company, for a consideration of RMB23.2 million. Therefore, the Group was no longer able to operate and exert control over the subsidiary since the disposal date.

This disposal of Qingtian International School did not constitute a strategic shift that will have a major effect on the Group’s operations and financial results, so it was not reported as “discontinued operations”. As the disposal of Qingtian International School was under common control, the Group recognized additional paid-in capital of RMB3.7 million.

The deconsolidated subsidiary had assets and liabilities on disposal date as the following:

Amount in RMB
2023
Consideration	23,161,000
Less:
Total assets as of deconsolidated date	9,783,831
Goodwill gained from acquisition	26,644,407
Total liabilities as of deconsolidated date	(16,993,833)
Total gain from deconsolidation recorded in additional paid-in capital	3,726,595

5.	Business combination

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

For the Year Ended December 31, 2021

Pro forma net income from continuing operations	1,608,904
Pro forma net loss from discontinuing operation	(244,068,780)
Basic weighted average shares outstanding	66,667,000
Earnings per share from continuing operations-basic and diluted	0.02
Loss per share from discontinuing operations-basic and diluted	(3.66)

6.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use. The following table sets forth a breakdown of cash by currency denomination and jurisdiction as of December 31, 2022 and 2023.

	RMB equivalent (US$)	RMB		Total in RMB
	Overseas	China
		Non VIE	VIEs
December 31, 2022	212,158,382	1,238,532	32,873,528	246,270,442
December 31, 2023	213,193,629	2,044,669	11,801,953	227,040,251

7.	Prepayments and other current assets

Prepayments and other current assets consisted of the following:

	As of December 31,
	2022	2023
Advance deposit for intent acquisition (1)	46,600,000	-
Receivables from third parties (2)	24,640,939	-
Deductible input value-added tax	2,737,802	2,983,607
Receivables of over-paid income tax	880,339	889,303
Prepayments of services	456,848	1,958,238
Others	190,238	362,396
Total	75,506,166	6,193,544

(1)	On July 27, 2021, the Group entered into investment cooperation agreement with Beijing S.K. Pursuant to the agreement, the Group prepaid RMB100,000,000 for the intent acquisition of Beijing S.K. The Group completed the acquisition of Beijing P.X. by utilizing the prepayment in the amount of RMB53,400,000. The Group is in the process of evaluating Beijing S.K.’s other subsidiaries that are suitable as future acquiring targets. The remaining balance of prepayment will be used for the acquisition when targets are selected and finished internal restructuring. The Group made full allowance for the year ended December 31, 2023.

(2)	Receivables from third parties included:

(i)	amounts due from Beijing S.K. of RMB22,850,000 fair value gain from contingent consideration of acquisition as of December 2022 and 2023. The Group made full allowance for the year ended December 31, 2023;

(ii)	amounts due from Beijing S.K. of RMB1,790,939 as Beijing S.K. collected tuition, accommodation and other miscellaneous fees on behalf of Langfang School and Chuangmei Weiye before the acquisition of Beijing P.X as of December 31, 2022. The Group has fully collected the receivable from Beijing S.K during 2023. Receivables from third parties were interest free, unsecure and the Group expected to collect the receivables within one year.

8.	Property and equipment, net

Property and equipment consisted of the following:

	As of December 31,
	2022	2023
Cost:
Buildings	184,813,833	184,813,833
Electronic devices and other general equipment	6,484,156	3,922,582
Leasehold improvements	6,637,234	3,468,168
Total cost	197,935,223	192,204,583
Less: Accumulated depreciation	(37,826,114)	(40,654,997)
Property and equipment, net	160,109,109	151,549,586

Depreciation expense recognized for the years ended December 31, 2021, 2022 and 2023 were RMB4,257,506, RMB6,906,042 and RMB6,128,680. The net book amount of buildings pledged as collateral for the continuing operations’ borrowings (Note 14) as at December 31, 2022 and 2023 was RMB73,856,520 and RMB76,730,295, respectively. The net book amount of buildings pledged as collateral for the Lianwai School’s borrowings as at December 31, 2022 and 2023 was RMB5,349,559 and RMB2,984,167, respectively. The net book amount of buildings pledged as collateral for the Lianwai Kindergarten’s borrowings as at December 31, 2022 and 2023 was RMB4,612,282 and RMB4,452,610, respectively.

9.	Land use rights

Land use rights consisted of the following:

	As of December 31,
	2022	2023
Cost:
Land use rights	47,334,839	47,334,839
Less: Accumulated amortization	(11,514,207)	(12,460,904)
Land use rights, net	35,820,632	34,873,935

The amortization expenses recognized for the years ended December 31, 2021, 2022 and 2023 were RMB946,697, RMB946,697 and RMB946,697, respectively. The Group expects to record estimated amortization expenses RMB946,697, RMB946,697, RMB946,697, RMB946,697 and RMB946,697 for the years ending December 31, 2024, 2025, 2026, 2027 and 2028, respectively.

The net book amounts of land use rights as collateral for the continuing operations’ borrowings (Note 14) as of December 31, 2022 and December 31, 2023 were RMB29,646,281 and RMB28,887,960, respectively. The net book amounts of land use rights as collateral for the Lianwai School’s borrowings as of December 31, 2022 and December 31, 2023 were RMB3,044,431 and RMB2,940,839, respectively.

10.	Goodwill

	Qingtian International School	Beijing P.X.	Total
	RMB	RMB	RMB
Balance as of December 31, 2021	26,644,407	-	26,644,407
Goodwill gained from acquisition	-	62,567,430	62,567,430
Impairment	-	(18,842,000)	(18,842,000)
Balance as of December 31, 2022	26,644,407	43,725,430	70,369,837
Disposal of subsidiaries	(26,644,407)	(21,047,509)	(47,691,916)
Impairment	-	(22,677,921)	(22,677,921)
Balance as of December 31, 2023	-	-	-

The Group performed a qualitative assessment for the Qingtian International School reporting unit for the years ended December 31, 2022 based on the requirements of ASC 350-20. The Group evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not that the fair value of the Qingtian International School reporting unit was less than its carrying amount. Therefore, further impairment testing on goodwill was unnecessary as of December 31, 2022. As of December 31, 2023, the Group disposed Qingtian International School, and the goodwill was included in the carrying amount of Qingtian International School to determine the gain of the disposal.

For the year ended December 31, 2022 and 2023, the Group performed a qualitative assessment and quantitative assessment for the Beijing P.X. reporting unit by estimating the fair value of the reporting unit based on an income approach which involved significant management judgment, estimates and assumptions such as the discount rate, revenue growth rates and operating margin. As of December 31, 2023, the Group disposed Chuangmei Weiye, and the goodwill was included in the carrying amount of Chuangmei Weiye to determine the gain of the disposal. Goodwill impairment related to the Beijing P.X. reporting unit was recorded and amounted to RMB18,842,000 and RMB22,677,921 as of December 31, 2022 and 2023 due to the lower expected performance in Beijing P.X.

11.	Taxes payable

	As of December 31,
	2022	2023
Value-added tax	718,051	778,011
Surtaxes	335	2,178
Withholding individual income tax	67,082	51,320
Total	785,468	831,509

12.	Accrued liabilities and other liabilities

	As of December 31,
	2022	2023
Qingtian International School acquisition payable (1)	8,000,000	-
Deposits related to the Group staff apartment sales (2)	3,290,500	3,290,500
Payables to third parties (3)	1,328,691	-
Audit fee payable	567,687	958,550
Deposits	487,460	533,460
Interests payable	387,434	39,126
Leasehold improvement payables	290,000	314,694
Others	423,476	811,512
Total	14,775,248	5,947,842

(1)	On August 31, 2021, the Group consolidated 100% sponsorship interests of Qingtian International School, with a total consideration of RMB23.0 million in cash. In 2023, both parties agreed to extend the payable to December 31, 2024 given the Group suffered loss from operation. As of December 31, 2023, this amount was reclassified as amounts due to related parties (See Note 19).

(2)	Deposit prepaid to the Group for intention of purchasing the Group’s staff apartments which can be freely withdrawn before final approval of the ownership transfer.

(3)	Payables to third parties consisted of:

(i)	loans for daily operational purposes with 1.5% interest rate and due within one year as of December 31, 2022, and

(ii)	miscellaneous fee collected on behalf of Hainan Advanced Technical School of Communications as of December 31, 2022.

13.	Ordinary shares

In June 2020, the Company changed its authorized capital to US$ 50,000 (500,000,000 ordinary shares), with par value of $0.0001 per share. The Company retroactively reflected this change in capital structure for all periods presented.

On October 1, 2020, the Company completed its IPO on the NASDAQ Global Market of 3,333,400 American Depositary Shares (“ADS”). Each ADS represents 5 ordinary shares. The offering was at a price of US$9.25 per ADS for a total offering size of approximately US$30.8 million. The net proceeds raised from the IPO amounted to approximately RMB170.7 million (US$26.2 million) after deducting underwriting discounts and commissions and other offering expenses. The excesses of offering price over par value were recorded in additional paid-in capital.

On August 25, 2023, the Group entered into a share subscription agreement with Individual Investors, pursuant to which the Group agreed to issue and sell to such individual investors a total of 50,000,000 ordinary shares with a par value of US$0.0001 each of the Group, in the aggregate consideration of US$6,000,000.

On December 15, 2023, the Company announced that it planned to change its ADS Ratio, par value US$0.0001 per share, from the current ADS Ratio of one (1) ADS to five (5) ordinary shares to a new ADS Ratio of one (1) ADS to ten (10) ordinary shares (the “ADS Ratio Change”). Effective January 3, 2024, the Company effected a 1-for-2 reverse stock split.

As of December 31, 2022 and 2023, the Company had 66,667,000 (US$6,667) and 116,667,000 (US$11,667) issued and outstanding, respectively.

14.	Loans and borrowings

	Annual Interest Rate	Maturity (Months)	As of December 31, 2022	As of December 31, 2023

Short-term borrowings:
China CITIC Bank	4.45% / 4.10%	March, 2023 / September, 2024	27,000,000	24,000,000
Bank of Ningbo	4.80%	June, 2023	10,000,000	-
Bank of Ningbo	4.80%	November, 2023	10,000,000	-
Bank of Ningbo	4.80%	December, 2023	14,000,000	-
Guolong Juntu Financial Leasing Co., Ltd	4.30%	January,2024	-	30,000,000
Guolong Juntu Financial Leasing Co., Ltd	4.10%	May,2024	-	20,000,000
Subtotal			61,000,000	74,000,000

Long-term loans and borrowings, current:
Haier Financial Leasing Co. LTD (1)	7.16%	April,2024	2,500,000	1,250,000
Subtotal			2,500,000	1,250,000

Long-term loans and borrowings, non-current:
Haier Financial Leasing Co. LTD (1)	7.16%	April,2024	1,250,000	-
Subtotal			1,250,000	-
Total			64,750,000	75,250,000

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

The weighted average interest rate per annum for the Group’s loans was 4.82%, 4.93% and 4.47% respectively for the years ended December 31, 2021, 2022 and 2023. The Group’s bank loans were secured by the pledge of Group’s buildings and land use rights plus personal guarantees provided by related parties. As of December 31, 2022 and 2023, the total net book amounts of pledged assets were RMB103,502,801 and RMB105,618,255, respectively (Note 8 and 9). As of December 31, 2023, the total guaranteed amounts provided by related parties were RMB40,000,000 within the period from March 17, 2022 to March 17, 2027.

The fair values of personal guarantee provided by the related parties for the Company’s loan were not significant as of December 31, 2022 and 2023 respectively.

15.	Revenue

For the years ended December 31, 2021, 2022 and 2023, all of the Group’s revenue was generated in the PRC. The disaggregated revenues were as follows:

	For the years ended December 31,
	2021	2022	2023
Revenue from third parties:
Tuition fees	4,146,247	23,702,135	30,626,298
Comprehensive human resource services	-	12,385	653,149
Accommodation	228,526	5,920,364	5,963,281
Uniforms, learning materials and other campus necessities	1,986,186	3,992,076	2,937,007
Course design, development and training	-	3,675,953	4,766,127
Meals	2,014,151	2,544,884	1,925,744
Rental revenue	76,191	-	746,294
Others	61,691	751,659	2,443,231
Subtotal	8,512,992	40,599,456	50,061,131

Revenue from related party:
Rental revenue	906,667	754,285	754,285

Revenue from Affected Entity (1):
Rental revenue	14,152,381	-	-
Food procurement services	10,864,732	-	-
Subtotal	25,017,113	-	-
Total revenue	34,436,772	41,353,741	50,815,416

(1) For the eight months ended August 31, 2021, the Group provides operation services including rental services and procurement services for Lianwai School. Although private schools providing compulsory education should not conduct any transaction with any related party under the Implementation Rules, to keep Lianwai School in continuing daily operation, the Group continued to provide essential services without recognizing any revenues relating to such activities to Lianwai School.

(2) Tuition and accommodation fees, revenue from course design, development and training, and rental revenue were recognized overtime, amounted to RMB5,357,631, RMB34,052,737 and RMB42,856,285 for the years ended December 31, 2021, 2022 and 2023, respectively. Other types of revenue were recognized at a point of time.

As of December 31, 2023, revenue for unsatisfied performance obligations expected to be recognized in year 2024 is RMB6,513,072 which primarily relates to education services and accommodation services to be delivered in the future to the students.

16.	Income taxes

(a)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

(b)	Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, from April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. The Company was not subject to Hong Kong profit tax for the years ended December 31, 2021, 2022 and 2023 as it did not have assessable profit for any period presented. Dividends income received from Liandu WFOE is not subject to Hong Kong profits tax.

(c)	British Virgin Islands

Under the current laws of the British Virgin Islands (“BVI”), the Company’s subsidiary in BVI is not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no British Virgin Islands withholding tax is imposed.

(d)	Mainland

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

16.	Income taxes (Continued)

According to the Article 14 of Guofa 2016 No. 81 released by the State Council non-profit private schools are eligible to enjoy the same preferential tax treatment as public schools. As a result, non-profit private schools providing academic qualification education are eligible to enjoy income tax exemption treatment. Qingtian International School has been granted corporate income tax exemption from relevant local tax authorities until December 31, 2021. Starting from January 1, 2022, Qingtian International School was subject to EIT at a uniform rate of 25%. Starting from June 25, 2023, Lishui International School was subject to EIT at a uniform rate of 25%.

According to the Financial management system scheme of Lishui Development Zone (Park), Lishui Xianke is eligible to enjoy 40% income tax reduction treatment, subjecting to the PRC income tax at the rate of 15%.

According to Taxation [2019] No. 13 which was effective from January 1, 2019 to December 31, 2021, an enterprise is recognized as a small-scale and low-profit enterprise when its taxable income is less than RMB3 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 2.5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million in 2021. According to Taxation [2022] No. 13 which was effective from January 1, 2022 to December 31, 2024, an enterprise is recognized as a small-scale and low-profit enterprise when its taxable income is less than RMB3 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 2.5% on its taxable income below RMB1 million and another preferential tax rate of 5% on its taxable income between RMB1 million and RMB3 million in 2022. According to Taxation [2023] No. 6 which was effective from January 1, 2023 to December 31, 2024, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million. For the years ended December 31, 2021, 2022 and 2023, Changmei Weiye, Hainan Jiangcai, Hebei Chuangxiang and Langfang school were qualified as small-scale and low profit enterprise.

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

Composition of income tax expense

	For the years ended December 31,
	2021	2022	2023
Current	762,067	58,664	216,120
Deferred	(91,091)	(10,273)	2,903,456
Total income tax expenses	670,976	48,391	3,119,576

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the years ended December 31,
	2021	2022	2023
	%	%	%
PRC Statutory income tax rates	25.0%	25.0%	25.0%
Effect of preferential tax rates	28.1%	6.0%	0.3%
Effect of non-taxable gain (1)	(381.2)%	-	-
Effect of non-taxable loss (2)	-	47.7%	5.6%
Effect of favorable tax rates on small-scale and low-profit entities	-	(5.3)%	(0.9)%
Change of valuation allowance	401.0%	(22.8)%	23.0%
Effective tax rate	72.9%	50.5%	53.1%

（1）	Non-taxable gain was primarily due to gain from the acquisition of Youxi Software.

（2）	Non-taxable loss was primarily due to goodwill impairment loss of Beijing P.X.

16.	Income taxes (Continued)

Deferred tax assets

The significant components of the deferred tax assets are summarized below:

	As of December 31,
	2022	2023
Deferred tax assets:
Net operating loss carry-forwards	4,340,076	7,872,413
Allowance of doubtful accounts	-	16,284,573
Less: valuation allowance	(1,436,620)	(24,156,986)
Net deferred tax assets	2,903,456	-

As of December 31, 2022 and 2023, the Group had net operating loss carryforwards of approximately RMB26,026,356 and RMB96,584,149, respectively, which arose from the Group’s subsidiaries, VIE and the VIEs’ subsidiaries established in the PRC. As of December 31, 2022 and 2023, deferred tax assets from the net operating loss carryforwards amounted to RMB4,340,076 and RMB7,872,413, respectively.

As private schools providing compulsory education should not conduct any transaction with any related party under the Implementation Rules, some of the Group’s subsidiaries and Lishui Mengxiang VIE were confronted with the adjustment of business. Thus, the Group considered it more likely than not that those subsidiaries and Lishui Mengxiang VIE could not generate sufficient pre-tax profit in the next 5 consecutive years and the deferred tax assets will not be utilized in the future. As of December 31, 2022 and 2023, the Group provided valuation allowance of RMB1,436,620 and RMB24,156,986, respectively.

The movement of valuation allowance is as follows:

	As of December 31,
	2022	2023
Balance at beginning of the year	3,688,042	1,436,620
Acquisition of subsidiaries	2,689	-
Disposal of a subsidiary	-	(389,311)
Additions	433,412	23,533,326
Decrease	(2,687,523)	(423,649)
Balance at end of the year	1,436,620	24,156,986

As of December 31, 2023, the net operating loss carryforwards will expire, if unused, as follows:

Net operating loss carryforwards
2024	8,859,516
2025	2,348,849
2026	2,693,455
2027	1,013,604
2028	81,668,725
Total	96,584,149

17.	Leases

The Group as a lessor

The Group entered into lease agreements as lessor with both third parties and related parties.

	For the years ended December 31,
	2021	2022	2023
Rental Income：
Lianwai Kindergarten	754,285	754,285	754,285
Lishui Yuanmeng Training Company Limited	152,382	-	-
Grocery stores	76,191	-	-
Total	982,858	754,285	754,285

The third parties rented the school non-education space mainly for grocery stores, which mainly sell stationary or snacks etc. to students which were operated directly by the lessee, and the lease term ended in August, 2021.

The Group leased certain non-education space to the related party, Lishui Yuanmeng Training Company Limited from December 1, 2016 to February 28, 2021. In addition, the Group continued leasing its space to Lianwai Kindergarten for their operation of kindergarten care service after the disposal in November, 2018, and the lease term will be ended in December 2024 (Note 19).

The Group as a lessee

	As of December 31,
	2022	2023

Operating right-of-use assets	7,580,536	2,471,003

Operating lease payment liabilities, current	3,866,910	2,471,003
Operating lease payment liabilities, non-current	3,558,380	-
Total	7,425,290	2,471,003

The weighted average discount rate of the operating lease was 4.58% and 4.65% as of December 31, 2022 and 2023. The weighted average remaining lease term was 1.83 years and 0.67 year as of December 31, 2022 and 2023. Cash paid for operating lease was RMB3,880,445 and RMB4,342,857 for the years ended December 31, 2022 and 2023. Operating right-of-use assets obtained in exchange for operating lease payment liabilities was RMB11,305,735 and nil for the year ended December 31, 2022 and 2023.

For the years ended December 31 2021, 2022 and 2023, the lease expense was as follows:

	For the years ended December 31,
	2021	2022	2023

Operating leases expense	238,251	4,454,857	4,454,857
Short-term lease expense	-	11,741,215	1,295,043
Total	238,251	16,196,072	5,749,900

Because most of the leases do not provide an implicit rate of return, the Group used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

The following is a schedule of future minimum payments under the Group’s operating leases as of December 31, 2022:

For the years ended December 31,	RMB
2024	2,514,286
Total lease payments	2,514,286
Less: imputed interest	(43,283)
Total operating lease liabilities	2,471,003

18.	Commitments and contingencies

(a)	Commitments

As of December 31, 2023, the Group entered into lease agreements as lessee with third parties for the operation of Langfang school. The Group has total future lease payment of RMB2,621,086. As of December 31, 2023, the Group did not have any purchase commitments or capital commitments.

(b)	Litigations

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. On October 12, 2023, Langfang School received a court notice from the People’s Court of Anci District, Langfang City, Hebei Province that Hebei Technical College of Petroleum Profession, as the plaintiff, had filed a complaint in relation to its contractual dispute against Langfang School and Beijing S.K.’s affiliates. On December 18, 2023, Langfang School received the first-instance judgment, pursuant to which the court ruled that Langfang School should, within ten days after the effectiveness of the judgment, pay the plaintiff overdue rental expenses of RMB25,235,000 for the period from January 1, 2022 to August 31, 2023, and continue to pay rent for the period from September 1, 2023 to the date when the lease is terminated. Langfang School filed for a second-instance lawsuit on December 19, 2023. A trial for cross-examination was held on January 31, 2024. On April 19, 2024, Langfang School received the final judgment that it would not need to pay rental expenses for the period from January 1, 2022 to August 31, 2023 or the period after September 1, 2023, but should vacate the premises in relation to the dispute by July 30, 2024.

On December 18, 2023, Lishui Mengxiang, as applicant, filed an arbitration application against Beijing S.K. and its affiliates, as respondents in relation to the breach of the investment cooperation agreement entered into between the two parties on July 27, 2021 and a series of investment supplemental agreement entered into between the two parties during 2022 and 2023. The main arbitration claim was to request the respondents to pay the contract amount of RMB72.41 million and the liquidated damages of RMB20 million. As of the date of this annual report, the case is still in the process of service of arbitration documents.

In the opinion of management, there were no other pending or threatened claims and litigation as of December 31, 2023 and through the issuance date of these consolidated financial statements.

19.	Related party transaction and balances

Name and relationship with related parties:

Name of related parties	Relationship
Ms. Fen Ye	Significant shareholder, director, and chairlady of the Company
Mr. Biao Wei	A close family member of Ms. Fen Ye, director and Chief Executive Officer of the Company
Lishui Yuanmeng Training Company Limited (“Yuanmeng”)	Controlled by Mr. Biao Wei
Lianwai Kindergarten	Controlled by Ms. Fen Ye
Qingtian International School	Ultimately controlled by Mr. Biao Wei
Qingtian Zhongyi Education Investment Co., LTD (“Qingtian Zhongyi”)	Controlled by Ms. Fen Ye

(a)	Significant transactions with related parties for continuing operations

	For the years ended December 31,
	2021	2022	2023
Rental revenue:
–Yuanmeng	152,382	-	-
–Lianwai Kindergarten	754,285	754,285	754,285
Total	906,667	754,285	754,285

	For the years ended December 31,
	2021	2022	2023
Disposal of Qingtian International School:
–Qiaoxiang Education	-	-	23,161,000

On December 31, 2023, the Group transferred 100% sponsorship interests of Qingtian International School to Qiaoxiang Education which is controlled by the controlling shareholder for a consideration of RMB23.2 million (Note 4).

For the years ended December 31, 2021, 2022 and 2023, all loan amounts with related parties were non-interest bearing, unsecured and repayable on demand.

19.	Related party transaction and balances (Continued)

(b)	Balances with related parties for continuing operations

	As of December 31,
	2022	2023
Due to related parties:
Lianwai Kindergarten	323,400	-
Qingtian Zhongyi	-	8,000,000
Total	323,400	8,000,000

	As of December 31,
	2022	2023
Due from a related party:
Qingtian International School	-	10,750,000
Total	-	10,750,000

(c)	Balances with Affected Entity for continuing operations

	As of December 31,
	2022	2023
Due to Affected Entity:
Payables to Affected Entity, current	23,584,906	-
Payables to Affected Entity, non-current	216,176,563	173,680,363
Total	239,761,469	173,680,363

For the years ended December 31, 2021, 2022 and 2023, other receivables from and payables to Affected Entity were non-interest bearing, unsecured and repayable on demand for normal business course. Payables to Affected Entity, non-current will not be settled within the next year according to the repayment schedule.

Revenue transaction amount were recognized in the consolidated financial statements (Note 15).

20.	Non-controlling interests

In January 2022, the Group entered into an agreement of establishing a joint venture company Beijing Xinxiang future technology development Co., Ltd (“Xinxiang”) with Beijing Renren Intelligent Technology Co., Ltd (“Renren”) and Beijing Chuang’ao Technology Center LLP. (“Chuangao”). The Group directly held 43% equity interests for a total consideration of RMB4,300,000. Given that the board of directors of Xinxiang consists of five members, three of which shall be appointed by Lishui Mengxiang, the Group controlled Xinxiang as Lishui Mengxiang holds more than half of the voting power in the board of directors of Xinxiang. The remaining 57% interests held by Renren and Chuangao were accounted for as non-controlling interest. As of December 31, 2023, Chuangao withdrew capital of RMB500,000 and the Group recognized non-controlling interest deficit of RMB310,587 as of the year ended December 31, 2023.

21.	Restricted net assets

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

As of December 31, 2023, the total restricted net assets of the Company’s subsidiaries and VIEs incorporated in PRC subjected to restriction, including the registered capital, the PRC statutory reserves and certain education facilities assets, exceeded the 25 percent threshold, which amounted to RMB181.3 million (US$25.5 million). This restriction results in a corresponding requirement to provide the Company’s financial information.

22.	Subsequent events

On January 3, 2024, the Company effected a 1-for-2 reverse stock split of ADS.

The Group has evaluated events subsequent to the balance sheet date of December 31, 2023 through May 15, 2024, the date on which the consolidated financial statements were issued and noted that there are no other subsequent events except for the events mentioned above.

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

The following condensed financial statements of the Company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company used the equity method to account for its investment in its subsidiaries and VIEs. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiaries and VIEs”. The Company, its subsidiaries and VIEs were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. The Company’s share of income from its subsidiaries and VIEs is reported as equity in profit/(loss) of subsidiaries and VIEs in the condensed financial statements.

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

As of December 31, 2023, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

23.	Information: Condensed financial statements of the Company (Continued)

Condensed Financial Information of the Company

BALANCE SHEETS

	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2 (g))
ASSETS
Current assets:
Cash	210,769,439	212,847,187	29,978,899
Investment gain in subsidiaries and VIEs	84,528,603	-	-
Amounts due from subsidiaries and VIEs	7,686	42,496,200	5,985,465
Total current assets	295,305,728	255,343,387	35,964,364
Total assets	295,305,728	255,343,387	35,964,364
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued liabilities and other current liabilities	55,717	56,662	7,981
Investment deficit in subsidiaries and VIEs	-	54,111,743	7,621,480
Amounts due to subsidiaries and VIEs	42,307,875	43,765,484	6,164,239
Total current liabilities	42,363,592	97,933,889	13,793,700
Total liabilities	42,363,592	97,933,889	13,793,700
Shareholders’ equity:
Ordinary shares (USD$0.0001 par value; 500,000,000 shares authorized, 66,667,000 and 116,667,000 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	45,198	81,092	11,422
Additional paid-in capital	305,460,907	333,552,470	46,979,883
Statutory reserves	60,201,702	60,610,543	8,536,816
Accumulated other comprehensive income	5,514,488	8,485,041	1,195,093
Accumulated deficit	(118,280,159)	(245,319,648)	(34,552,550)
Total shareholders’ equity	252,942,136	157,409,498	22,170,664
Total liabilities and shareholders’ equity	295,305,728	255,343,387	35,964,364

23.	Information: Condensed financial statements of the Company (Continued)

STATEMENTS OF OPERATIONGS AND COMPREHENSIVE INCOME/(LOSS)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2 (g))
Operating expenses
General and administrative expenses	(1,059,294)	(2,360,615)	(1,292,974)	(182,112)
Total operating expenses	(1,059,294)	(2,360,615)	(1,292,974)	(182,112)
Other income	-	12,107	336	47
Equity in loss of subsidiaries and VIEs, net	(242,760,667)	(5,441,353)	(125,338,010)	(17,653,490)
Loss from subsidiaries and VIEs	(242,760,667)	(5,429,246)	(125,337,674)	(17,653,443)
Net loss	(243,819,961)	(7,789,861)	(126,630,648)	(17,835,555)
Net loss attributable to Lixiang Education Holding Co., Ltd. shareholders	(243,819,961)	(7,789,861)	(126,630,648)	(17,835,555)
Net (loss)/income
Other comprehensive (loss)/income, net of nil tax	(4,586,027)	18,057,155	2,970,553	418,394
Comprehensive (loss)/income	(248,405,988)	10,267,294	(123,660,095)	(17,417,161)

STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2 (g))
Cash flows used in operating activities	(2,290,367)	(1,900,037)	(42,725,890)	(6,017,816)
Cash flows used in investing activities	-	-	-	-
Cash flows provided by financing activities	-	-	41,856,435	5,895,356
Effect of exchange rate changes on cash	(3,088,575)	17,940,145	2,947,203	415,104
Net changes in cash	(5,378,942)	16,040,108	2,077,748	292,644
Cash at the beginning of year	200,108,273	194,729,331	210,769,439	29,686,255
Cash at the end of year	194,729,331	210,769,439	212,847,187	29,978,899