Form 20-F
period 2024-12-31
Lixiang Education Holding Co. Ltd.
filed 2025-04-30
CIK 1814067

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______

For the transition period from _______ to _______

Commission file number: 001-39559

Lixiang Education Holding Co., Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

(Address of principal executive offices)

Zhifu Yang, Chief Financial Officer

Telephone: +86-578-2267142

Email: irlxeh@lsmxjy.com

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American depositary shares, each representing one hundred Class A ordinary shares	LXEH	The Nasdaq Stock Market LLC (The Nasdaq Global Market)
Class A ordinary shares, par value US$0.0001 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Market)

*	Not for trading, but only in connection with the listing on The Nasdaq Stock Market LLC of the American depositary shares.

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

As of December 31, 2024, there were 116,667,000 ordinary shares outstanding, par value of US$0.0001 per share, including 71,667,000 Class A ordinary shares and 45,000,000 Class B ordinary shares.

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

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated or the context otherwise requires, references to:

●	“ADRs” refer to our American depositary receipts that evidence our ADSs;

●	“ADSs” refer to our American depositary shares, each of which represents one hundred Class A ordinary shares;

●	“Beijing P.X.” refers to Beijing Pengxiang Xinrui Education Technology Co., Ltd. (北京鹏翔新睿教育科技有限公司), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Lishui Mengxiang, formerly known as Beijing Pengxiang Tianxia Education Technology Co., Ltd. (北京鹏翔天下教育科技有限公司) prior to August 2024;

●	“Beijing S.K.” refers to Beijing Shangkun Education Technology Development Co., Ltd. (北京商鲲教育科技发展有限公司), a company incorporated under the laws of the PRC;

●

“Beijing Xinxiang” refers to Beijing Xinxiang Future Technology Development Co., Ltd. (北京心翔未来科技发展有限公司), a company which was incorporated under the laws of the PRC with 43% equity interests held by Lishui Mengxiang, and was deregistered in June 2024;

●	“Beijing R.R.Z.” refers to Beijing Renrenzhen Intelligent Technology Co., Ltd. (北京人人诊智能科技有限公司), a company incorporated under the laws of the PRC holding 42% equity interests of Beijing Xinxiang until June 2024;

●	“CAGR” refers to compound annual growth rate;

●	“China”, “mainland China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan, while the legal and operational risks associated with operating in China may also apply to operations in Hong Kong;

●	“Chuangmei Weiye” refers to Beijing Chuangmei Weiye Enterprise Management Co., Ltd. (北京创美伟业企业管理有限公司), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Beijing P.X. until November 9, 2023;

●	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.0001 per share;

●	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.0001 per share;

●	“Hainan Jiangcai” refers to Hainan Jiangcai Vocational Skills Training School Co., Ltd. (海南匠才职业技能培训学校有限公司), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Beijing P.X.;

●	“Hangzhou Youxi” refers to Hangzhou Youxi Information Technology Co., Ltd (杭州柚溪信息技术有限公司), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Liandu WFOE;

●	“Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Langfang School” refers to Langfang City Rail Transit Technical School (廊坊市城轨交通技工学校), a PRC school specialized in providing vocational education;

●	“Lianwai School” refers to Liandu Foreign Language School (莲都外国语学校), comprising of Baiyun Campus and Yijing Campus—Featured Division, which was historically controlled and consolidated by Liandu WFOE through a series of contractual arrangements but was deconsolidated on September 1, 2021;

●	“Liandu WFOE” refers to Zhejiang Mengxiang Consultancy Services Co., Ltd. (浙江梦翔咨询服务有限公司), a wholly foreign-owned enterprise incorporated under the laws of the PRC;

●	“Lishui Mengxiang” refers to Zhejiang Lishui Mengxiang Education Development Co., Ltd. (浙江丽水梦翔教育发展有限公司), a company incorporated under the laws of the PRC and the sponsor of Qingtian International School (before its deconsolidation) and Lishui International School;

●	“Lishui International School” refers to Lishui Overseas Chinese Senior High School (丽水市华侨高级中学), a PRC private educational school specialized in providing high school education;
●	“Lixiang,” “we,” “us,” “our company,” “the Company” and “our” refer to Lixiang Education Holding Co., Ltd. (formerly known as Lianwai Education Group Limited), an exempted company incorporated in the Cayman Islands with limited liability, and its subsidiaries;

●	“Macau” refers to Macau Special Administrative Region of the People’s Republic of China;

●	“Mengxiang Holdings” or “Controlling Shareholder” refers to, Mengxiang Holdings Limited, a British Virgin Islands company wholly-owned and controlled by Ms. Fen Ye;

●	“ordinary shares” refer to our Class A ordinary shares and Class B ordinary shares;

●	“Qingtian International School” refers to Qingtian Overseas Chinese Experimental High School (青田华侨实验高级中学), a PRC private educational school specialized in providing high school education, formerly known as Qingtian Overseas Chinese International School (青田县华侨国际学校) prior to February 2023;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“school year” refers to the periods from September of each calendar year to July of the following calendar year which consists of two semesters. The first semester usually commences in September of each year and ends in January of the following year, while the second semester usually commences in March and ends in July of the following year;

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States;

●	“Variable Interest Entities” or “VIEs” refer to the PRC entities of which we have power to control the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests and all or a portion of the assets at the minimum price possible to the extent permitted by PRC law (for details regarding the changes of the VIEs, see “Item 4. Information on the Company—A. History and Development of the Company.”);

●	“Vocational Education Services Providers” refer to Beijing Xinxiang (deregistered in June 2024), Langfang School, and Hainan Jiangcai;

●	“Xianke” refers to Zhejiang Lishui Xianke Agricultural Products Distribution Co., Ltd. (浙江丽水鲜客农产品配送有限公司), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Liandu WFOE; and

●	“Hebei Chuangxiang” refers to Hebei Chuangxiang Enterprise Management Co., Ltd.(河北创翔企业管理有限公司), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Beijing P.X.

Exchange Rate Information

Our and the VIEs’ business is conducted in China, all of our revenue is denominated in RMB and our financial records are maintained in RMB, our functional currency. Our reporting currency is RMB and this annual report on Form 20-F contains translations of RMB into U.S. dollars solely for the convenience of the reader. The exchange rate used for translation on December 31, 2024 was US$1.00=RMB7.2993, representing the certificated exchange rate published by the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

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

Our assets and operations are located in China. All of our directors, namely Ms. Fen Ye, Mr. Biao Wei, Mr. Zhaoxiang Wei, Mr. Guoliang Chen, Mr. Teck Yong Heng and Mr. Yan Kit Lee, and our officer, Mr. Zhifu Yang, reside within the PRC and Hong Kong, and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process upon us or these persons, or to bring actions or enforce judgments obtained in United States courts against us or them, based on the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder (Hong Kong) LLP, or Maples, our legal counsel as to the laws of the Cayman Islands has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

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

ITEM 3. KEY INFORMATION

Our Corporate Structure and Contractual Arrangements with the Consolidated VIEs

Lixiang Education Holding Co., Ltd. is a Cayman Islands holding company and not a Chinese operating company, and does not conduct operations directly. The operations in China are conducted through Liandu WOFE and its subsidiaries in which Lixiang holds equity ownership interests, and their contractual arrangements, commonly known as the VIE structure, with the VIEs incorporated in China, currently consisting of Lishui Mengxiang, Lishui International School, Beijing P.X., Langfang School, Hainan Jiangcai and Hebei Chuangxiang. Historically, the VIEs also included Qingtian International School from August 31, 2021 to December 31, 2023, Chuangmei Weiye from January 1, 2022 to November 9, 2023 and Beijing Xinxiang from January 2022 to June 2024. The VIEs are consolidated for accounting purpose only and Lixiang does not own any equity interest in the VIEs. Our corporate structure involves unique risks to investors as they are purchasing equity securities in Lixiang, the Cayman Islands holding company, and are not purchasing, and may never directly hold, equity interests in the VIEs.

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

Contractual Arrangements with respect to Langfang School

On March 28, 2023, Liandu WFOE entered into a series of contractual arrangements, or the VIE structure, with Beijing P.X. and Langfang School, shareholders of Beijing P.X. and the Council Members of Langfang School. The series of contractual arrangements became effective on January 1, 2022. Below is a summary of the material provisions of these contractual arrangements among Liandu WFOE and the shareholders of Beijing P.X. For more complete information you should read these agreements in their entirety. These agreements or their forms are filed as exhibits to this annual report on Form 20-F.

Exclusive Call Option Agreement. Under the Exclusive Call Option Agreement dated March 28, 2023, Ms. Fen Ye, Ms. Hong Ye, and Lishui Mengxiang, or the shareholders of Beijing P.X. have irrevocably granted Liandu WFOE or its designated purchaser the exclusive right to purchase all or part of the direct and/or indirect equity interests of Beijing P.X. and Langfang School, or the Equity Call Option. The purchase price payable by Liandu WFOE or its designated purchaser in respect of the transfer of above equity interests shall be at the lowest price permitted under the PRC laws and regulations. Liandu WFOE or its designated purchaser shall have the right to purchase such proportion of Beijing P.X.’s interest in Langfang School and/or other equity interest of Beijing P.X. as it decides at any time. Langfang School provides vocational school education services, in which case the foreign investors shall be a foreign education institution or a foreign vocational skills training institution with relevant qualifications on education services and operating high-quality education in accordance with the current PRC laws and regulations. If and when the PRC laws and regulations allow Liandu WFOE or us to directly hold all or part of the school sponsor interests in Langfang School and/or all or part of other equity interests of Beijing P.X. and operate competent education business in the PRC, Liandu WFOE shall issue the notice of exercise of such equity call option as soon as practicable, and the percentage of interests to be purchased upon exercise of such Equity Call Option shall be no less than the maximum percentage allowed to be held by Liandu WFOE or its designated purchaser under the PRC laws and regulations. Such equity transfer price is not expressly provided for in the current PRC laws and regulations and it is uncertain whether it may be further regulated by future PRC laws and regulations. Pursuant to the Exclusive Call Option Agreement, all taxes and fees associated with the equity transfer shall be paid by Beijing P.X.’s shareholders upon the transfer. In the absence of written consent from Liandu WFOE, except as otherwise described in the Exclusive Call Option Agreement, Beijing P.X. and its shareholders shall not sell, transfer, assign or otherwise dispose of or create any encumbrance on any of Langfang School’s assets, businesses or equity interests or procure separation or merge with any other entities. Furthermore, without written consent from Liandu WFOE, Langfang School may not terminate any material contracts or enter into any other contracts which may contradict such material contracts, incur any indebtedness or provide any loan or guarantee to a third party, except as disclosed to Liandu WFOE, or alter the nature or scope of its business. The Exclusive Call Option Agreement will remain in force during the operation term of Beijing P.X. and Langfang School and any periods that are renewable pursuant to the PRC laws, and will terminate automatically when Liandu WFOE and/or its designated entities fully exercised their options to purchase all the equities of Beijing P.X. and Langfang School in accordance with this agreement. In addition, unless otherwise stipulated by laws, this agreement may not be terminated by Langfang School, Beijing P.X. or its shareholders unilaterally, but may only be terminated by Liandu WFOE after notice in advance.

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

Exclusive Technical Service and Business Consulting Agreement. Pursuant to the Exclusive Technical Service and Business Consulting Agreement dated March 28, 2023, Liandu WFOE agreed to provide exclusive technical services to Langfang School and Beijing P.X. Furthermore, Liandu WFOE agreed to provide exclusive business consultancy services to Langfang School and Beijing P.X. In consideration of the technical and business consultancy services provided by Liandu WFOE, Langfang School and Beijing P.X. agreed to pay Liandu WFOE a service fee withdrawn from their respective amount of surplus from operations after deducting all costs, expenses, taxes, losses (if required by the law) and the legally development fund (if required by the law) and other costs and funds that shall be retained at Langfang School in accordance with applicable PRC laws. Liandu WFOE has the right (but not the obligation) to adjust the amount of such service fee by reference to the actual services provided and the actual business operations and needs of Langfang School and Beijing P.X., provided that any adjusted amount shall not exceed the amount mentioned above. Langfang School and Beijing P.X. do not have any right to make any such adjustment. Unless otherwise prescribed under the PRC laws and regulations, Liandu WFOE shall have exclusive proprietary rights to any technology and intellectual property developed and materials prepared in the course of the provision of research and development, technical support and services by Liandu WFOE to Langfang School and Beijing P.X., and any intellectual property in the products developed, including any other rights derived thereunder, in the course of performance of obligations under the Exclusive Technical Service and Business Consulting Agreement and/or any other agreements entered into between Liandu WFOE, Langfang School and Beijing P.X..

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

The contractual agreements are not equivalent to equity ownership in the business of the VIEs. Our control over Lishui Mengxiang and its subsidiaries, Qingtian International School (deconsolidated on December 31, 2023), Lishui International School and Langfang School, and our position of being the primary beneficiary of Lishui Mengxiang and its subsidiaries, Qingtian International School (deconsolidated on December 31, 2023), Lishui International School and Langfang School for the accounting purposes are limited to the conditions that we have met for consolidation of Lishui Mengxiang and its subsidiaries, Qingtian International School (deconsolidated on December 31, 2023), Lishui International School and Langfang School under U.S. GAAP. Such conditions include that (i) we have the power to govern the activities which most significantly impact the VIEs’ economic performance, (ii) we are contractually obligated to absorb losses of the VIEs that could potentially be significant to the VIEs, and (iii) we are entitled to receive benefits from the VIEs that could potentially be significant to the VIEs. We have met such conditions for consolidation of the VIEs under U.S. GAAP through the aforementioned contractual arrangements, and as a result, we are deemed as the primary beneficiary of the VIEs, and the VIEs will be treated as our consolidated affiliated entities for accounting purposes. We have consolidated the results of the VIEs in our consolidated financial statements included elsewhere in this annual report on Form 20-F in accordance with U.S. GAAP. For a more detailed discussion of the basis of presentation of our consolidated financial statements, see “Item 5. Operating and financial Review and Prospects—A. Operating Results—Critical Accounting Policies.”

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

For the year ended December 31, 2024, we and the VIEs have established an education services network consisting of a high school (Lishui International School), three vocational education services providers (Beijing Xinxiang (deregistered in June 2024), Langfang School and Hainan Jiangcai) and a human resources services provider (Hebei Chuangxiang).

Lishui Mengxiang holds 100% of the sponsorship interests of Lishui International School starting from June 25, 2023. Beijing P.X., a wholly-owned subsidiary of Lishui Mengxiang, holds 100% of the sponsorship interests of Langfang School from January 1, 2022, and has two wholly-owned subsidiaries, namely Hainan Jiangcai and Hebei Chuangxiang. Historically, Lishui Mengxiang held 100% of the sponsorship interests in Qingtian International School from August 24, 2021 to December 31, 2023. Lishui Mengxiang, through its shareholding of Beijing P.X., also held 100% of the equity interests in Chuangmei Weiye from January 1, 2022 to November 9, 2023. Beijing Xinxiang was formed by Lishui Mengxiang with Beijing R.R.Z. in January 2022 and was deregistered in June 2024. For details regarding the changes of our subsidiaries and the VIEs, see “Item 4. Information on the Company—A. History and Development of the Company.”

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
Lianwai investment Co., Ltd.
(British Virgin Islands)
100%
Hong Kong Mengxiang Education Development Group Limited
(Hong Kong)
100%
Outside China
Inside China
Liandu WFOE
(PRC)
100%
100%
Xianke
(PRC)
Hangzhou Youxi
(PRC)
Ms. Fen Ye
Ms. Hong Ye
95%
5%
Lishui Mengxiang
(PRC)
100%
Lishui International School(1)
(PRC)
Beijing P.X.(2)
(PRC)
100%
100%
Langfang School
(PRC)
Hainan Jiangcai
(PRC)
Hebei Chuangxiang
(PRC)
Contractual arrangements
Equity interest
Sponsorship interest (3)

Notes:

(1)	Lishui Mengxiang holds 100% of the sponsorship interests of Lishui International School. On April 2, 2024, Liandu WFOE entered into a series of contractual arrangements with respect to the operation of Lishui International School, pursuant to which Lishui Mengxiang’s sponsorship interests of Lishui International School became effective on June 25, 2023. As of September 1, 2024, Lishui International School had four classes and ten teachers in total.

(2)	Beijing P.X. holds 100% of the sponsorship interests of Langfang School. Liandu WFOE entered into a series of contractual arrangements with respect to the operation of Langfang School on March 28, 2023. The contractual arrangements took effect on January 1, 2022. As of the date of the annual report, Langfang City has not released any detailed rules on classification registration of private schools and we have not received any relevant notice from the competent authorities of Langfang City since January 1, 2022 when Beijing P.X. began to hold the whole sponsorship interests of Langfang School. On January 6, 2023, Beijing P.X. established a wholly-owned subsidiary, Hebei Chuangxiang, a human resources services provider for internship and employment recommendations.

(3)	According to PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” instead of “owners” or “shareholders.” The economic substance of “sponsorship” with respect to private schools is substantially similar to that of ownership with regard to legal, regulatory and tax matters. However, the differences between sponsorship and equity ownership can be found in the specific provisions of the laws and regulations applicable to sponsors and owners, such as provisions regarding the right to receive returns on investment and the right to the distribution of residual properties upon termination and liquidation.

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

2023 Private Placement

On August 25, 2023, we entered into a share subscription agreement with each of Xiaoxiong Li, Haibin Gong, Yiqiang Dong, Huafeng Hong, Kin Mang Kung, Shulin Gong, Kim Tuk Yeung, Qunzhu Dong, Jinglong Hong and Canghai Hong (collectively, the “2023 Purchase Agreements”), pursuant to which we agreed to issue and sell to such individual investors a total of 50,000,000 ordinary shares (now redesignated as Class A ordinary shares) with a par value of US$0.0001 each of the Company, in the aggregate consideration of US$6,000,000. Additionally, we filed a registration statement with the SEC covering the resale of the ADSs representing the ordinary shares that would be issued to such investors under the 2023 Purchase Agreements. After such registration statement was declared effective by the SEC and a final prospectus in connection therewith was filed and the other conditions set forth in the Purchase Agreements were satisfied, we issued and sold the 50,000,000 ordinary shares (now redesignated as Class A ordinary shares) to be represented by ADSs to the investors and the transaction was closed on October 6, 2023.

2023 Reverse Stock Split

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

2024 Reverse Stock Split

On May 7, 2024, the Company was notified by the Nasdaq of its failure to maintain a minimum bid price of US$1.00 per share for 30 consecutive trading days under the Bid Price Rule, and was given a compliance period of 180-day extension, or until November 4, 2024 to regain compliance. Effective September 30, 2024, the Company effected a 1-for-10 reverse stock split. On October 14, 2024, the Company received a letter from the Nasdaq, notifying the Company that it had regained compliance with the Bid Price Rule and this matter was closed.

Variation of Share Capital

On November 18, 2024, we held our annual general meeting and approved that the authorised share capital of the Company be increased, re-classified and re-designated as follows (together, the “Variation of Share Capital”):

(a)	by the creation of an additional 19,500,000,000 shares with a par value of US$0.0001 each to rank pari passu in all respects with the existing shares, such that following such increase of capital, the authorized share capital of the Company shall be US$2,000,000 divided into 20,000,000,000 shares of a par value of US$0.0001 each,

(b)	by re-designating 19,700,000,000 shares, including all of the then issued and outstanding shares immediately prior to the October 4, 2024 (except for those held by Mengxiang Holdings Limited) and certain authorized but unissued shares, as Class A ordinary shares of a par value of US$0.0001 each,

(c)	by re-designating 100,000,000 shares, including those held by Mengxiang Holdings Limited immediately prior to October 4, 2024 and certain authorized but unissued shares, as Class B ordinary shares of a par value of US$0.0001 each, and

(d)	by re-designating 200,000,000 authorized but unissued shares as shares of such class or classes (however designated) as the board of directors may determine in accordance with the third amended and restated memorandum and articles of association of the Company, such that following Variation of Share Capital, the authorised share capital of the Company shall be US$2,000,000 divided into (i) 19,700,000,000 Class A ordinary shares of a par value of US$0.0001 each, (ii) 100,000,000 Class B ordinary shares of a par value of US$0.0001 each, and (iii) 200,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the third amended and restated memorandum and articles of association of the Company.

2024 Private Placement

On November 28, 2024, we entered into a share subscription agreement with each of Jong Tchun Jin, Chong Juinn Hui, Kon Chee Thong, Ong Sin Leong, Man Ken Toh, Vun Siong Wee, Law Kok Leong, Raymond Wee Hian Sen, Chai Kueh Sin, Wong Siong Yee and Siaw Ting Liang (collectively, the “2024 Purchase Agreements”), pursuant to which we agreed to issue and sell to such individual investors a total of 1,800,000,000 Class A ordinary shares with a par value of US$0.0001 each of the Company, in the aggregate consideration of US$34,200,000. Additionally, we filed a registration statement with the SEC covering the resale of the ADSs representing the Class A ordinary shares that would be issued to such investors under the 2024 Purchase Agreements. After such registration statement was declared effective by the SEC and a final prospectus in connection therewith was filed and the other conditions set forth in the Purchase Agreements were satisfied, we issued and sold the 1,800,000,000 Class A ordinary shares to be represented by ADSs to the investors and the transaction was closed in early 2025.

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

Company/School	License/Permission	Issuing Authority	Validity
Liandu WFOE	Business License	Market Supervision Administration of Lishui City	Until October 9, 2068

Xianke	Business License	Market Supervision Administration of Jingning Shezu Autonomous County	Long-term

	Food Operation License	Market Supervision Administration of Jingning Shezu Autonomous County	Until August 24, 2025

Hangzhou Youxi	Business License	Market Supervision Administration of Hangzhou City	Long-term

Lishui Mengxiang	Business License	Market Supervision Administration of Lishui City	Until August 16, 2051

Beijing P.X.	Business License	Market Supervision Administration of Chaoyang District, Beijing	Until December 22, 2051

Hainan Jiangcai	Business License	Market Supervision Administration of Hainan Province	Long-term

Langfang School	Registration Certificate for Private Non-enterprise Entities	Administrative Examination and Approval Bureau of Langfang City	Until July 7, 2027

	Permit for Establishment of Privately-run Schools	Department of Human Resources and Social Security of Hebei Province	Until August, 2025

	Food Operation License	Administrative Examination and Approval Bureau of Anci District, Langfang City	Until October 15, 2027

Hebei Chuangxiang	Business License	China (Hebei) Pilot Free Trade Zone Zhengding Area Management Committee	Long-term

	Labor Dispatch Operation License	China (Hebei) Pilot Free Trade Zone Zhengding Area Management Committee	Until February 27, 2026

	Human Resources Service License	China (Hebei) Pilot Free Trade Zone Zhengding Area Management Committee	Until January 9, 2028

Lishui International School	Social Service Institution Registration Certificate	Civil Affairs Bureau of Lishui City	Until June 24, 2028

	Permit for Establishment of Privately-run Schools	Lishui Education Bureau	Until May 31, 2026

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

Regulatory Approval from the China Securities Regulatory Commission

As advised by our PRC legal counsel, Beijing DeHeng Law Offices, as of the date of this annual report, approvals from the China Securities Regulatory Commission, or CSRC, since we are existing listed enterprises, we are not required to fulfill the filing procedures with the CSRC for our initial public offering in 2020. However, we have completed the filing procedures with the CSRC on August 20, 2024 for our 2023 Private Placement. Besides, we have submitted the filing documents to the CSRC in respect of the 2024 Private Placement. As of the date of the annual report, we have not received any notice or determination from the CSRC confirming that we have completed our filing procedures for our 2024 Private Placement. It is uncertain whether such filing can be completed or how long it will take to complete such filing. Any delay in completing such filing procedures might affect the other filing procedures with respect to other applicable circumstances, under the Trial Measures in the future, such as the secondary listing, primary listing, spin-off listing and making overseas offering and listing anew after being delisted from an overseas exchange, which might affect our future public market financings and capital market transactions.

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

We currently have less than 200 subscribers on our digital platform such as WeChat public account. We have no registered users on our website. We only require and obtain user information after users register with us. As advised by our PRC legal counsel, Beijing DeHeng Law Offices, as of the date of this annual report, we do not need to apply for a cybersecurity review pursuant to the above regulation to maintain the listing status of our ADSs on the Nasdaq, given that (i) we are not in possession of personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of the annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator or an online platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC.

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

Our financial statements contained in this annual report on Form 20-F for the fiscal year ended December 31, 2022 have been audited by WWC Professional Corporation Limited, or WWC, P.C., an independent registered public accounting firm headquartered in the United States and is among the public accounting firms that are registered with the Public Company Accounting Oversight Board of the United States, or the PCAOB. Our financial statements contained in this annual report on Form 20-F for the fiscal years ended December 31, 2023 and 2024 have been audited by Audit Alliance LLP, an independent registered public accounting firm headquartered in Singapore and is among the public accounting firms that are registered with the PCAOB. Such PCAOB-registered accounting firms are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This list does not include WWC, P.C. or Audit Alliance LLP. As of the date of the annual report, our listing is not affected by the Holding Foreign Companies Accountable Act, or the HFCAA, and related regulations. However, the recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the stock exchange. If, in the future, we are identified by the SEC for two consecutive years as a commission-identified issuer whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States, and this ultimately could result in our ADSs being delisted.

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

Risks Relating to Our Business and Industry

●	Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. See “Risk Factors—Risks Relating to Our Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the 2021 Implementation Rules for Private Education Laws has materially and adversely affected and may materially and adversely affect our and the VIEs’ business, financial condition, results of operations and prospect.”

●	We are in the process of filing the relevant application pursuant to the national and local regulations. See “Risk Factors—Risks Relating to Our Business and Industry—We and the VIEs are in the process of filing the relevant application pursuant to the national and local regulations (including Zhejiang Province and Lishui City, as well as Hebei Province) of classification registration of private schools. Loss of taxes and fees may incur in the process, which may have an adverse impact on the VIEs’ operations.”

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

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our auditor for two consecutive years. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. As of the date of the annual report, our auditor is not determined by the PCAOB that it is unable to inspect or investigate completely and our listing is not affected by the Holding Foreign Companies Accountable Act and related regulations. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit of our financial statements. See “Risk Factors—Risks Relating to Our Business and Industry—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our auditor for two consecutive years. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

●	We and the VIEs are and may be in the future involved in legal and other disputes and claims arising out of our and VIEs’ operations from time to time. See “Risk Factors—Risks Relating to Our Business and Industry—We and the VIEs are and may be in the future involved in legal and other disputes and claims arising out of our operations from time to time.”

Risks Relating to Our Corporate Structure

●	We may be subject to severe penalties if the PRC government finds that the agreements that establish the structure for operating our and the VIEs’ business in China do not comply with applicable PRC laws and regulations. See “Risk Factors—Risks Relating to Our Corporate Structure—Our and the VIEs’ private education service business is subject to extensive regulation in China. We and the VIEs may be subject to severe penalties if the PRC government finds that the agreements that establish the structure for operating our and the VIEs’ business in China do not comply with applicable PRC laws and regulations.”

●	Our contractual arrangements may not be as effective in providing control over the VIEs as equity ownership. See “Risk Factors—Risks Relating to Our Corporate Structure—Our contractual arrangements may not be as effective in providing control over the VIEs as equity ownership” and “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and our ADSs or Class A ordinary shares may decline in value or become worthless.”

●	We may have to incur additional costs and expend substantial resources to enforce our contractual arrangements. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. In the event that we are unable to enforce these contractual arrangements, we may not be able to exert effective control over the VIEs for an extended period of time or we may be permanently unable to exert control over the VIEs. See “Risk Factors—Risks Relating to Our Corporate Structure—We may have to incur additional costs and expend substantial resources to enforce our contractual arrangements, temporarily or permanently lose control over our primary operations or lose access to our primary sources of revenue, if the VIEs or their respective ultimate shareholders fail to perform their obligations under our contractual arrangements.”

●	We rely on dividends and other payments from Liandu WFOE to pay dividends and other cash distributions to our shareholders. See “Risk Factors—Risks Relating to Our Corporate Structure—We rely on dividends and other payments from Liandu WFOE to pay dividends and other cash distributions to our shareholders.”

●	Qingtian International School, Lishui International School, Langfang School and Hainan Jiangcai may be subject to limitations on their ability to operate private education or make payments to related parties. See “Risk Factors—Risks Relating to Our Corporate Structure—Qingtian International School, Lishui International School, Langfang School and Hainan Jiangcai may be subject to limitations on their ability to operate private education or make payments to related parties.”

Risks Relating to Doing Business in China

●	The inherent uncertainties in the PRC legal system could materially and adversely affect us. The PRC legal system continues to evolve rapidly. The interpretations of such laws and regulations may not always be consistent, and enforcement of these laws and regulations involves significant uncertainties and can change quickly with little advance notice, any of which could limit the available legal protections. See “Risk Factors—Risks Relating to Doing Business in China—The inherent uncertainties in the PRC legal system could materially and adversely affect us.”

●	Investors in the ADSs and the business of us and the VIEs face potential uncertainty from the PRC government’s policy. Adverse changes in the PRC economic, political and social conditions as well as laws and government policies, may materially and adversely affect our and the VIEs’ business, financial condition, results of operations and growth prospects. See “Risk Factors—Risks Relating to Doing Business in China—Adverse changes in the PRC economic, political and social conditions as well as laws and government policies, may materially and adversely affect our and the VIEs’ business, financial condition, results of operations and growth prospects.”

●	PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries or VIEs. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries or VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our and the VIEs’ business.”

●	Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors—Risks Relating to Doing Business in China—Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or the VIE or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

●	There is significant uncertainty about the application and interpretation of the Law on the Promotion of Private Education, the 2021 Implementation Rules and their detailed implementation rules and regulations. See “Risk Factors—Risks Relating to Doing Business in China—Based on the recent development of PRC law, there is significant uncertainty about the application and interpretation of the Law on the Promotion of Private Education, the 2021 Implementation Rules and their detailed implementation rules and regulations. We and the VIEs may be subject to significant limitations on our ability to engage in the private education business, acquire private schools, or receive payments from the VIEs and may otherwise be materially and adversely affected by changes in PRC laws and regulations.”

●	To the extent cash is generated in our PRC Subsidiaries or the VIEs, and may need to be used to fund operations outside of mainland China, such funds may not be available due to limitations placed by the PRC government. Furthermore, to the extent assets (other than cash) in our or the VIEs’ business are located in the PRC or held by a PRC entity, the assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries and the VIEs to transfer assets by the PRC government. If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiary in the future, and to the extent cash is generated in our Hong Kong subsidiary, and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries and the VIEs to transfer funds or assets by the PRC government. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions or limitations on our ability to transfer or distribute cash within its organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong and adversely affect its business. See “Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.”

Risks Relating to Our ADSs

●	The trading price of our ADSs may be volatile and the voting rights of holders of our ADSs are limited by the terms of the deposit agreement. See “Risk Factors—Risks Relating to Our ADSs—The trading price of our ADSs may be volatile, which could result in substantial losses to you,” “Risk Factors—Risks Relating to Our ADSs—The voting rights of holders of our ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares represented by your ADSs are voted,” and “Risk Factors—Risks Relating to Our ADSs—The depositary shall deem you to have instructed the depositary to give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs if you do not give timely voting instructions to the depositary to direct how the Class A ordinary shares underlying your ADSs are voted, except in limited circumstances, which could adversely affect your interests.”

●	Our dual-class share structure with different voting rights will limit our ADSs holders’ rights and affect the trading price and liquidity of our ADSs. See “Risk Factors—Risks Relating to Our ADSs—Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial,” “Risk Factors—Risks Relating to Our ADSs— Our dual-class voting structure may render the ADSs representing our Class A ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the ADSs.”

Financial Information Related to the VIEs

The following table presents the condensed consolidating schedule of financial position of our parent company, VIEs and their consolidated subsidiaries, Liandu WFOE that is the primary beneficiary of the VIEs, and other subsidiaries as of the December 31, 2023 and 2024.

	As of December 31, 2023
Condensed Consolidating Schedule of Financial Position	Parent	VIEs and their consolidated subsidiaries	Liandu WFOE which is the primary beneficiary of the VIEs	Other subsidiaries	Elimination adjustment	Total
	RMB
Assets
Cash and cash equivalents	212,847,187	11,801,953	1,310,004	1,081,107	-	227,040,251
Inter-group balance due from VIEs and subsidiaries of continuing operation	42,496,200	14,585,744	16,876,506	31,904,317	(105,862,767)	-
Prepayments and other current assets	-	5,180,474	58,187	954,883	-	6,193,544
Other current assets	-	9,380	886,895	-	-	896,275
Amounts due from a related party	-	10,750,000	-	-	-	10,750,000
Current assets belong to discontinued operation	-	-	-	-	-	-
Total current assets	255,343,387	42,327,551	19,131,592	33,940,307	(105,862,767)	244,880,070

Property and equipment, net	-	150,806,607	-	742,979	-	151,549,586
Land use right	-	34,873,935	-	-	-	34,873,935
Goodwill	-	-	-	-	-	-
Other non-current assets	-	2,480,864	-	186,615	-	2,667,479
Investments in subsidiaries	-	-	384,566	2,472,760	(2,857,326)	-
Non-current assets belong to discontinued operation	-	-	-	-	-	-
Total non-current assets	-	188,161,406	384,566	3,402,354	(2,857,326)	189,091,000

Total assets	255,343,387	230,488,957	19,516,158	37,342,661	(108,720,093)	433,971,070

Short-term borrowings	-	74,000,000	-	-	-	74,000,000
Inter-group balance due to VIEs and subsidiaries of continuing operation	43,765,484	15,500,000	33,750,406	-	(93,015,890)	-
Accrued liabilities and other current liabilities	-	5,946,598	-	1,244	-	5,947,842
Other current liabilities	56,662	13,794,749	980,457	412,086	-	15,243,954
Investment deficit in subsidiaries and VIEs	54,111,743	-	-	-	(54,111,743)
Amounts due to related party	-	8,000,000	-	-	-	8,000,000
Amounts due to Affected Entity, current	-	-	-	-	-	-
Current liabilities belong to discontinued operations	-	-	-	-	-	-
Total current liabilities	97,933,889	117,241,347	34,730,863	413,330	(147,127,633)	103,191,796

Amounts due to Affected Entity, non-current	-	162,500,961	-	11,179,402	-	173,680,363
Other non-current liabilities	-	-	-	-	-	-
Non-current liabilities belong to discontinued operations	-	-	-	-	-	-
Total non-current liabilities	-	162,500,961	-	11,179,402	-	173,680,363

Total liabilities	97,933,889	279,742,308	34,730,863	11,592,732	(147,127,633)	276,872,159

Non-controlling interests	-	(310,587)	-	-	-	(310,587)
Total shareholders’ equity (deficit)	157,409,498	(49,253,351)	(15,214,705)	25,749,929	38,407,540	157,098,911

	As of December 31, 2024
Condensed Consolidating Schedule of Financial Position	Parent	VIEs and their consolidated subsidiaries	Liandu WFOE which is the primary beneficiary of the VIEs	Other subsidiaries	Elimination adjustment	Total
			RMB
Assets
Cash and cash equivalents	215,770,215	3,897,892	854,904	201,227	-	220,724,238
Inter-group balance due from VIEs and subsidiaries	43,130,675	15,356,140	3,105,881	24,159,107	(85,751,803)	-
Prepayments and other current assets	-	4,426,665	365,085	1,054,980	-	5,846,730
Other current assets	-	156,770	-	-	-	156,770
Amounts due from a related party	-	9,542,000	-	-	-	9,542,000
Total current assets	258,900,890	33,379,467	4,325,870	25,415,314	(85,751,803)	236,269,738

Property and equipment, net	-	146,646,206	-	603,848	-	147,250,054
Land use right	-	33,927,238	-	-	-	33,927,238
Other non-current assets	-	53,014,362	-	155,938	-	53,170,300
Investments in subsidiaries	-	-	3,081,121	1,388,736	(4,469,857)	-
Total non-current assets	-	233,587,806	3,081,121	2,148,522	(4,469,857)	234,347,592

Total assets	258,900,890	266,967,273	7,406,991	27,563,836	(90,221,660)	470,617,330

Short-term borrowings	-	84,000,000	-	-	-	84,000,000
Inter-group balance due to VIEs and subsidiaries	46,586,500	20,645,000	19,805,002	-	(87,036,502)	-
Accrued liabilities and other current liabilities	31,932	7,457,837	-	-	-	7,489,769
Other current liabilities	-	19,304,474	38,078	72,096	-	19,414,648
Investment deficit in subsidiaries and VIEs	66,144,375	-	-	-	(66,144,375)	-
Amounts due to a related party	-	1,817,485	-	-	-	1,817,485
Total current liabilities	112,762,807	133,224,796	19,843,080	72,096	(153,180,877)	112,721,902

Amounts due to Affected Entity, non-current	-	158,514,326	-	14,531,837	-	173,046,163
Other non-current liabilities	-	39,352,135	-	-	-	39,352,135
Total non-current liabilities	-	197,866,461	-	14,531,837	-	212,398,298

Total liabilities	112,762,807	331,091,257	19,843,080	14,603,933	(153,180,877)	325,120,200

Non-controlling interests	-	(640,953)	-	-	-	(640,953)
Total shareholders’ equity/(deficit)	146,138,083	(64,123,984)	(12,436,089)	12,959,903	62,959,217	145,497,130

The following table presents the condensed consolidating schedule of results of operations and cash flows of our parent company, VIEs and their consolidated subsidiaries, Liandu WFOE that is the primary beneficiary of the VIEs, and other subsidiaries for the years ended December 31, 2022, 2023 and 2024.

	For the year ended December 31, 2022
Condensed Consolidating Schedule of Results of Operations	Parent	VIEs and their consolidated subsidiaries	Liandu WFOE which is the primary beneficiary of the VIEs	Other subsidiaries	Elimination adjustment	Total
	RMB
Continuing operation
Revenue	-	38,096,542	3,257,199	-	-	41,353,741
Cost of revenue	-	(38,988,285)	(1,397,604)	(19,073)	-	(40,404,962)
General and administrative expenses	(2,360,615)	(43,124,641)	(553,351)	(467,924)	-	(46,506,531)
Sales and marketing expenses	-	(61,645)	-	-	-	(61,645)
Income from operations	(2,360,615)	(44,078,029)	1,306,244	(486,997)	-	(45,619,397)
Other income, net	12,107	35,717,046	16,757	2,109	-	35,748,019
Equity in loss of subsidiaries and VIEs, net	(5,441,353)	-	(470,467)	(852,534)	6,764,354	-
Income before income tax expenses	(7,789,861)	(8,360,983)	852,534	(1,337,422)	6,764,354	(9,871,378)
Income tax expense	-	(58,664)	-	10,273	-	(48,391)
Income from continuing operations, net of tax	(7,789,861)	(8,419,647)	852,534	(1,327,149)	6,764,354	(9,919,769)
Income from discontinued operations, net of tax	-	1,828,539	-	-	-	1,828,539
Net (loss)/income	(7,789,861)	(6,591,108)	852,534	(1,327,149)	6,764,354	(8,091,230)

Condensed Consolidating Schedule of Cash Flows
Net cash (used in)/provided by operating activities	(1,900,037)	43,586,442	(32,749)	(685,955)	-	40,967,701
Net cash used in investing activities	-	(456,381)	-	-	-	(456,381)
Net cash used in financing activities	-	(11,218,750)	-	-	-	(11,218,750)
Effect of exchange rate changes on cash and cash equivalents	17,940,145	-	-	117,010	-	18,057,155
Net increase in cash and cash equivalents	16,040,108	31,911,311	(32,749)	(568,945)	-	47,349,725
Cash and cash equivalents at the beginning of year	194,729,331	1,453,323	1,059,179	2,169,990	-	199,411,823
Cash and cash equivalents at the end of year	210,769,439	33,364,634	1,026,430	1,601,045	-	246,761,548
Less cash and cash equivalents of discontinued operations–end of year	-	491,106	-	-	-	491,106
Cash and cash equivalents of continuing operations–end of year	210,769,439	32,873,528	1,026,430	1,601,045	-	246,270,442

	For the year ended December 31, 2023
Condensed Consolidating Schedule of Results of Operations	Parent	VIEs and their consolidated subsidiaries	Liandu WFOE which is the primary beneficiary of the VIEs	Other subsidiaries	Elimination adjustment	Total
	RMB
Continuing operation
Revenue	-	48,374,296	2,441,120	-	-	50,815,416
Cost of revenue	-	(46,182,644)	(662,871)	(4,799)	-	(46,850,314)
General and administrative expenses	(1,292,974)	(110,694,880)	(652,759)	(621,002)	-	(113,261,615)
Sales and marketing expenses	-	(18,300)	-	-	-	(18,300)
(Loss)/income from operations	(1,292,974)	(108,521,528)	1,125,490	(625,801)	-	(109,314,813)
Other income, net	336	8,263,054	569,101	6,693	-	8,839,184
Equity in (loss)/income of subsidiaries and VIEs	(125,338,010)	-	(3,518,720)	1,824,129	127,032,601	-
(Loss)/income before income tax expenses	(126,630,648)	(100,258,474)	(1,824,129)	1,205,021	127,032,601	(100,475,629)
Income tax expense	-	(216,120)	-	(2,903,456)	-	(3,119,576)
(Loss)/income from continuing operations, net of tax	(126,630,648)	(100,474,594)	(1,824,129)	(1,698,435)	127,032,601	(103,595,205)
Loss from discontinued operations, net of tax	-	(23,394,661)	-	-	-	(23,394,661)
Net (loss)/income	(126,630,648)	(123,869,255)	(1,824,129)	(1,698,435)	127,032,601	(126,989,866)

Condensed Consolidating Schedule of Cash Flows
Net cash (used in)/provided by operating activities	(42,725,890)	(16,213,871)	283,574	(543,288)	-	(59,199,475)
Net cash used in investing activities	-	(7,576,283)	-	-	-	(7,576,283)
Net cash provided by financing activities	41,856,435	2,227,473	-	-	-	44,083,908
Effect of exchange rate changes on cash and cash equivalents	2,947,203	-	-	23,350	-	2,970,553
Net increase in cash and cash equivalents	2,077,748	(21,562,681)	283,574	(519,938)	-	(19,721,297)
Cash and cash equivalents at the beginning of year	210,769,439	32,873,528	1,026,430	1,601,045	-	246,270,442
Cash and cash equivalents of discontinued operations–beginning of year	-	491,106	-	-	-	491,106
Cash and cash equivalents at the end of year	212,847,187	11,801,953	1,310,004	1,081,107	-	227,040,251
Less cash and cash equivalents of discontinued operations–end of year	-	-	-	-	-	-
Cash and cash equivalents of continuing operations–end of year	212,847,187	11,801,953	1,310,003	1,081,108	-	227,040,251

	For the year ended December 31, 2024
Condensed Consolidating Schedule of Results of Operations	Parent	VIEs and their consolidated subsidiaries	Liandu WFOE which is the primary beneficiary of the VIEs	Other subsidiaries	Elimination adjustment	Total
	RMB
Revenue	-	32,139,658	661,002	-	-	32,800,660
Cost of revenue	-	(35,844,133)	(2,810)	(4,162)	-	(35,851,105)
General and administrative expenses	(2,647,144)	(18,717,355)	(577,702)	(856,964)	-	(22,799,165)
Sales and marketing expenses	-	(111,780)	-	-	-	(111,780)
(Loss)/income from operations	(2,647,144)	(22,533,610)	80,490	(861,126)	-	(25,961,390)
Other income, net	18	1,255,874	1,570	1,895	-	1,259,357
Equity in (loss)/income of subsidiaries and VIEs, net	(21,980,540)	-	(822,165)	740,105	22,062,600	-
Loss before income tax expenses	(24,627,666)	(21,277,736)	(740,105)	(119,126)	22,062,600	(24,702,033)
Income tax expense	-	-	-	-	-	-
Net loss	(24,627,666)	(21,277,736)	(740,105)	(119,126)	22,062,600	(24,702,033)

Condensed Consolidating Schedule of Cash Flows
Net cash used in operating activities	(861,999)	(16,099,979)	(455,100)	(904,713)	-	(18,321,791)
Net cash used in investing activities	-	(554,082)	-	-	-	(554,082)
Net cash provided by financing activities	-	8,750,000	-	-	-	8,750,000
Effect of exchange rate changes on cash and cash equivalents	3,785,027	-	-	24,833	-	3,809,860
Net increase/(decrease) in cash and cash equivalents	2,923,028	(7,904,061)	(455,100)	(879,880)	-	(6,316,013)
Cash and cash equivalents at the beginning of year	212,847,187	11,801,953	1,310,004	1,081,107	-	227,040,251
Cash and cash equivalents at the end of year	215,770,215	3,897,892	854,904	201,227	-	220,724,238

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

For the years ended December 31, 2022, 2023 and 2024, the cash flows that have occurred between the Company, the VIEs and their consolidated subsidiaries, Liandu WFOE which is the primary beneficiary of the VIEs, and other subsidiaries are summarized as the following:

	For the years ended December 31,
	2022	2023	2024
		RMB
Cash paid by Lianwai School to other subsidiaries for food procurement service	—	—	—
Cash transfer from Liandu WFOE to other subsidiaries	600,000	—	—
Cash transfer from Liandu WFOE to VIEs and their consolidated subsidiaries	17,350,000	15,800,000	—
Cash transfer from VIEs and their consolidated subsidiaries to Liandu WFOE	18,788,590	15,550,000	—
Cash transfer from other subsidiaries to Liandu WFOE	—	—	—
Cash transfer from other subsidiaries to VIEs and their consolidated subsidiaries	45,000,000	650,000	100,000
Cash transfer from VIEs and their consolidated subsidiaries to other subsidiaries	—	20,150,000	—

From January 1, 2025 to the date of this annual report, cash is transferred among the Company, Liandu WFOE, the VIEs and their consolidated subsidiaries, in the following manners: (i) other subsidiaries provided a total of RMB150,000 in cash to VIEs and their consolidated subsidiaries; (ii) VIEs and their consolidated subsidiaries provided a total of RMB150,000 in cash to other subsidiaries and (iii) other subsidiaries provided a total of RMB290,000 in cash to the Company. The aforementioned cash transfers were generally for working capital purpose among the Liandu WFOE, VIEs and their consolidated subsidiaries, and other subsidiaries.

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

A. Selected Financial Data

The following summary consolidated statements of operations and comprehensive loss for the fiscal years ended December 31, 2022, 2023 and 2024 and summary consolidated balance sheets as of December 31, 2023 and 2024 have been derived from our audited consolidated financial statements included in this annual report on Form 20-F beginning on page F-1. Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States of America, or US GAAP. Our historical results are not necessarily indicative of results expected for future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.

The following table presents our summary consolidated statements of operations and comprehensive loss for the fiscal years ended December 31, 2022, 2023 and 2024.

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Net revenues:
Revenue from third parties	40,599,456	50,061,131	32,046,375	4,390,335
Revenue from a related party	754,285	754,285	754,285	103,337
Total net revenues	41,353,741	50,815,416	32,800,660	4,493,672
Cost of revenues	(40,404,962)	(46,850,314)	(35,851,105)	(4,911,581)
Gross profit/(loss)	948,779	3,965,102	(3,050,445)	(417,909)
Operating expenses:
General and administrative expenses	(27,664,531)	(25,445,401)	(22,799,165)	(3,123,473)
Selling and marketing expenses	(61,645)	(18,300)	(111,780)	(15,314)
Impairment loss on goodwill	(18,842,000)	(22,677,921)	-	-
Expected credit loss for receivables and other assets	-	(65,138,293)	-	-
Total operating expenses	(46,568,176)	(113,279,915)	(22,910,945)	(3,138,787)
Operating loss	(45,619,397)	(109,314,813)	(25,961,390)	(3,556,696)
Interest expense	(4,014,414)	(3,634,721)	(2,860,956)	(391,949)
Interest income	73,705	134,011	289,865	39,711
Fair value change gain of contingent consideration	22,850,000	-	-	-
Other income, net	16,838,728	12,339,894	3,830,448	524,769
Loss before income tax expense	(9,871,378)	(100,475,629)	(24,702,033)	(3,384,165)
Income tax expense	(48,391)	(3,119,576)	-	-
Loss from continuing operations, net of tax	(9,919,769)	(103,595,205)	(24,702,033)	(3,384,165)
Income/(loss) from discontinued operation, net of tax	1,828,539	(23,394,661)	-	-
Net loss	(8,091,230)	(126,989,866)	(24,702,033)	(3,384,165)
Net loss attributable to Lixiang Education Holding Co., Ltd. shareholders	(7,789,861)	(126,630,648)	(24,627,666)	(3,373,977)
Net loss attributable to non-controlling interests	(301,369)	(359,218)	(74,367)	(10,188)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	18,057,155	2,970,553	3,809,859	521,949
Comprehensive income/(loss)	9,965,925	(124,019,313)	(20,892,174)	(2,862,216)
Total comprehensive loss attributable to non-controlling interests	(301,369)	(359,218)	(74,367)	(10,188)
Total comprehensive income/(loss) attributable to Lixiang Education Holding Co., Ltd. shareholders	10,267,294	(123,660,095)	(20,817,807)	(2,852,028)

Loss per ordinary share attributable to Lixiang Education Holding Co., Ltd. shareholders from continuing operations	(0.15)	(1.32)	(0.21)	(0.03)
—Basic and diluted
Earnings/(loss) per ordinary share attributable to Lixiang Education Holding Co., Ltd. shareholders from discontinued operation	0.03	(0.30)	-	-
—Basic and diluted
Weighted average number of ordinary shares outstanding	66,667,000	78,584,808	116,667,000	116,667,000

The following table presents our summary consolidated balance sheet data as of December 31, 2023 and 2024.

	As of December 31,
	2023	2024
	RMB	RMB	US$
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	227,040,251	220,724,238	30,239,097
TOTAL ASSETS	433,971,070	470,617,330	64,474,311
TOTAL LIABILITIES	276,872,159	325,120,200	44,541,286
Class A ordinary shares (USD$0.0001 par value; 19,700,000,000 shares authorized, 71,667,000 and 71,667,000 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	50,584	50,584	6,930
Class B ordinary shares (USD$0.0001 par value; 100,000,000 shares authorized, 45,000,000 and 45,000,000 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	30,508	30,508	4,180
TOTAL SHAREHOLDERS’ EQUITY	157,098,911	145,497,130	19,933,025

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

The Opinions on Further Strengthening and Regulating the Administration of Education Fees, or the Education Fees Opinions, which were issued on August 17, 2020 by the relevant authorities, reiterate the provision from the Decision that the sponsors of non-profit privately-run schools shall not gain proceeds from the running of schools. The Education Fees Opinions further underline that the sponsors of non-profit privately-run schools and non-profit privately-run sino-foreign cooperative educators shall be prohibited from obtaining proceeds from the running of schools such as tuition income, distributing school balances (residual assets) or transferring proceeds from the running of schools through related-party transactions or affiliated parties or other means.

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

There are substantial uncertainties regarding the interpretation and application of the Decision, the current Promotion Law, the Education Fees Opinions and the 2021 Implementation Rules, which affect or may affect Lishui International School, Langfang School and Hainan Jiangcai, or our industry as a whole. Such uncertainties include, among others:

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

According to the 2021 Implementation Rules, private schools providing compulsory education shall not conduct any transaction with any interested related party. Where any other private school conducts any transaction with any interested related party, it shall follow the principles of openness, fairness and impartiality, fix the price reasonably and regulate the decision-making, and shall not damage the state interests, the interests of the school or the rights and interests of the teachers and students. Private schools shall establish an information disclosure system for their transactions with interested related parties. The departments of education, human resources and social security, finance and other relevant departments shall strengthen the supervision over the agreements entered into by and between non-profit private schools and their interested related parties and review related-party transactions on an annual basis. The interested related parties as mentioned in the preceding paragraph refer to the founder, actual controller, principal, members of the council, director, supervisor, financial person-in-charge and other persons of a private school, and any organization or individual that has the relationship of mutual control and influence with the above-mentioned organization or individual, which may lead to the transfer of the interests of the private school.

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

Furthermore, our contractual arrangements may be regarded as related party transactions of the VIEs, and we may incur substantial compliance costs for establishing disclosure mechanisms and undergoing review by the relevant government authorities. Such process may not be in our control and may be highly complicated and burdensome and may divert management attention. Government authorities may, during their review process, compel us to make modifications to our contractual arrangements for whatever reason, which may in turn adversely affect the operation of our contractual arrangements. Government authorities may find that one or more agreements underlying our contractual arrangements do not comply with applicable PRC laws and regulations and may subject us to severe penalties, resulting in material adverse impact on our operation and financial condition.

Tuition and boarding fees are a significant part of our schools’ revenue whilst we rely on contractual arrangements to obtain further related service revenue from the school. If any law and regulation that may be promulgated in the future further defines the contractual arrangements, including ours, as related-party transactions transferring proceeds from the running of schools, we may not obtain the service revenue under our contractual arrangements that is funded by proceeds from the running of schools. As of the date of the annual report, however, we are not aware of any official administrative or judicial declaration on, or interpretation of, the Education Fees Opinions, especially as applied to contractual or other similar arrangements under which we operate. We are also not aware of when official administrative or judicial declaration or interpretation on that matter will be released, if at all, and we cannot assure you that the Education Fees Opinions will not be interpreted, or further laws and regulations will not be promulgated, in a way that would affect or impair our ability to retain the tuition and boarding fees under the contractual arrangements in the future. Our and the VIEs’ business, financial condition and results of operations would be materially and adversely affected if we are unable to obtain any or all of the tuition and boarding fees to be paid by our schools under the contractual arrangements.

The local governments and their education authorities will generally issue detailed rules, guidelines or opinions on the interpretation, application and implementation of the upper-level laws after they come into effect, and the local government and education authorities in Zhejiang Province (in the case of Qingtian International School and Lishui International School) and Hebei Province (in the case of Langfang School) have not yet issued such rules, guidelines or opinions on the interpretation, application and implementation of the 2021 Implementation Rules as of the date of this annual report on Form 20-F. We have been closely monitoring the developments of the 2021 Implementation Rules and are carefully evaluating the possible impact of the 2021 Implementation Rules on our and the VIEs’ business development and financial performance. There is no expected timeline for the local government and education authorities to release such rules, guidelines or opinions. We are also proactively seeking guidance from and cooperating with the local governments and their education authorities in connection with our efforts to comply with the 2021 Implementation Rules and any related rules and regulations.

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

We and the VIEs are in the process of filing the relevant application pursuant to the national and local regulations (including Zhejiang Province and Lishui City, as well as Hebei Province) of classification registration of private schools. Loss of taxes and fees may incur in the process, which may have an adverse impact on the VIEs’ operations.

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

Lishui International School was established in June 2023 and started to enroll student in September 2023. Lishui International School had 126 students as of September 1, 2024 and it recorded a utilization rate of approximately 70% as of September 1, 2024.

Langfang School is a provincial private vocational school approved by the Human Resources and Social Security Department of Hebei Province, integrating academic education and vocational education. Lishui Mengxiang acquired Langfang School in January 2022 and began to hold 100% of the sponsorship interests in Langfang School on January 1, 2022. Langfang School had 1,054 students enrolled as of September 1, 2024.

We and the VIEs cooperate with Hainan Technical School, a reputable vocational education school in Haikou City, Hainan Province, through Hainan Jiangcai, a subsidiary of Beijing P.X., to jointly design and develop curriculum programs based on the prevalent market trends and employer preferences. Hainan Jiangcai (through its cooperator Hainan Technical School) had 685 students enrolled as of September 1, 2024.

If Qingtian International School, Lishui International School, Langfang School and Hainan Technical School are unable to attract and retain students to fully utilize the campuses, they may record lower operation efficiency and we may be unable to benefit from the acquisitions. As a result, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

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

The operations of Qingtian International School and Lishui International School are subject to general conditions and the education industry of Lishui City and/or Zhejiang Province, while the operation of Langfang School is subject to general conditions and the education industry of Langfang City and/or Hebei Province.

Both Qingtian International School and Lishui International School and their operations are currently located in Lishui City, Zhejiang Province. According to the latest census report of Zhejiang Province, the population of Lishui City and Zhejiang Province in 2024 was 2.5 million and 66.7 million, respectively. If Lishui City or Zhejiang Province experiences an event that materially and adversely affects its education industry, such as an economic downturn, a natural disaster or an outbreak of a contagious disease, or if any governmental authorities governing Lishui City or Zhejiang Province adopt regulations that place additional restrictions or burdens on Qingtian International School, Lishui International School or on the education industry in general, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

Langfang School and its operations are currently located in Langfang City, Hebei Province. According to the latest census report of Hebei Province, the population of Langfang City and Hebei Province in 2024 was 5.5 million and 73.8 million, respectively. If Langfang City or Hebei Province experiences an event that materially and adversely affects its education industry, such as an economic downturn, a natural disaster or an outbreak of a contagious disease, or if any governmental authorities governing Langfang City or Hebei Province adopt regulations that place additional restrictions or burdens on Langfang School or on the education industry in general, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

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

Our high school students in Qingtian International School and Lishui International School are subject to the National Joint Entrance Examination for overseas Chinese students. The admission scores for the various college schools in China usually change from year to year and so do the admission requirements for overseas universities. Testing materials may also change in terms of focus areas, format and the manner in which such tests are administered. The new examination syllabus implemented in 2021 has greatly reduced the difficulty of the examination. These changes require us to continually update and enhance the courses we and the VIEs offer and to continually train our students to take standardized tests so as to maximize their performance on these tests. In order to enable our students to get admission to the prestigious colleges in China, Qingtian International School and Lishui International School are required to offer not only the ordinary PRC high school curriculum program but also the courses designed for the National Joint Entrance Examination for overseas Chinese students. If Qingtian International School and Lishui International School fail to adequately prepare their students for admission tests in the everyday classroom teaching and any test preparation courses they offer, their students’ admissions rates to PRC colleges may decrease and their programs and services may become less attractive to students. Furthermore, if we and the VIEs fail to timely develop and introduce new education services and programs in Qingtian International School and Lishui International School based on the changing education and test standards in China and abroad, our ability to attract and retain students may decrease. As a result, our reputation, business, financial condition and results of operations may be materially and adversely affected.

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

We historically recorded net current liabilities.

As of December 31, 2022, 2023 and 2024, we had net current assets of RMB195 million, RMB142 million, and RMB124 million, respectively. However, we recorded net current liabilities of RMB113 million as of December 31, 2021. The net current liabilities as of December 31, 2021 was primarily due to the amount due to Lianwai School. Since 2022, to both parties’ consensus, the amount due to Lianwai School would not be settled within one year, and thus, it was classified as our non-current liabilities. We cannot assure you that we will not experience periods of net current liabilities in the future. We may record net current liabilities in future periods as we continue to expand. A net current liabilities position could expose us to liquidity risks, constrain our operational flexibility and adversely affect our ability to obtain financing and expand our and the VIEs’ business. There can be no assurance that we will always be able to generate sufficient cash flow from our operations or obtain necessary funding to meet our future financial needs, including repaying our loans upon maturity and finance our capital commitments. If we fail to meet our financial obligations, our and the VIEs’ business, liquidity, financial position and prospects could be materially and adversely affected.

We face risks related to health epidemics, natural disasters or terrorist attacks in China.

We and the VIEs offer accommodation service to students of Qingtian International School, Lishui International School, Langfang School and Hainan Technical School. Lishui International School also provides on-campus or nearby off-site accommodation to our teachers and staff. The boarding and accommodation arrangements make our students, teachers and staff vulnerable to outbreaks of health epidemics such as the COVID-19 virus, H1N1 flu virus, avian influenza and severe acute respiratory syndrome, or SARS, and Influenza A virus, such as H5N1 subtype and H5N2 subtype flu viruses, natural disasters, such as earthquakes, floods, landslides, as well as terrorist attacks, other acts of violence or war or social instability, especially when such health epidemics, natural disasters or terrorist attacks take place in our schools or in or near the regions where our schools are located. As a result, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

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

The educational facilities of our school are limited in space and size which is also subject to regulatory approval from the competent departments in charge of urban and rural planning. We and the VIEs may not be able to admit all qualified students who would like to enroll in our school due to the capacity constraints of our current school facilities. As of September 1, 2024, there were 126, 1,054 and 685 students enrolled in Lishui International School, Langfang School, and Hainan Jiangcai (through its cooperator Hainan Technical School). None of Lishui International School, Langfang School, and Hainan Technical School had a lack of capacity for enrolling students as of September 1, 2024. We and the VIEs may not be able to expand our capacity at our current campus unless we and the VIEs relocate to other facilities in the local area with more space. If we and the VIEs fail to expand our capacity as quickly as the demand for our services grows, or if we and the VIEs otherwise fail to grow by acquiring or establishing schools and campuses, we and the VIEs could lose potential students to competitors, and our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

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

On October 12, 2023, Langfang School received a court notice from the People’s Court of Anci District, Langfang City, Hebei Province that Hebei Technical College of Petroleum Profession (河北石油职业技术学院), as the plaintiff, had filed a complaint in relation to its contractual dispute against Langfang School and Beijing S.K.’s affiliates, and the first-instance judgment of the court ruled that Langfang School should, within ten days after the effectiveness of the judgment, pay the plaintiff overdue rental expenses of RMB25,235,000 for the period from January 1, 2022 to August 31, 2023, and continue to pay rent for the period from September 1, 2023 to the date when the lease is terminated. Langfang School filed for a second-instance lawsuit on December 19, 2023. On April 19, 2024, Langfang School received the final judgment that it would not need to pay rental expenses for the period from January 1, 2022 to August 31, 2023 or the period after September 1, 2023, but should vacate the premises in relation to the dispute by July 30, 2024. To continue using the premises and facilities, Langfang School entered into a cooperation agreement with Hebei Petroleum College on July 31, 2024, in which it was agreed that Langfang School could continue to use the facilities of the southern campus of Hebei Petroleum College for operating vocational education, for six years from July 31, 2024 to July 30, 2030, and Langfang School would pay Hebei Petroleum College RMB11,000,000 each year, subject to certain fees adjustment arrangements.

On December 18, 2023, Lishui Mengxiang, as applicant, filed an arbitration application against Beijing S.K. and its affiliates, as respondents in relation to the breach of the investment cooperation agreement entered into between the two parties on July 27, 2021 and a series of investment supplemental agreement entered into between the two parties during 2022 and 2023. The main arbitration claim was to request the respondents to pay the contracted amount of RMB72.41 million and liquidated damages of RMB20 million. On April 3, 2025, the Beijing Arbitration Commission rendered a final award granting the applicant’s main arbitration claim. As of the date of this annual report, Lishui Mengxiang has not yet received the aforementioned amount. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

We are subject to reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a management report on such company’s internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2021. Our management has concluded that the material weaknesses identified for the year ended December 31, 2020 has been remediated, the internal control over financial reporting was effective as of December 31, 2022, 2023 and 2024. See “Item 15. Controls and Procedures.”

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

Our former auditor, WWC P.C., the independent registered public accounting firm that issued the audit report for the fiscal year ended December 31, 2022 included elsewhere in this form, is headquartered in San Mateo, California and registered with the PCAOB. On April 24, 2024, we dismissed WWC P.C. as the Company’s independent registered public accounting firm and appointed Audit Alliance LLP as the Company’s independent registered public accounting firm and to issue the audit report for the fiscal year ended December 31, 2023. Audit Alliance LLP is located in Singapore and is registered with the PCAOB. Both WWC P.C. and Audit Alliance LLP are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. As of the date of the annual report, neither WWC P.C. nor Audit Alliance LLP is subject to the 2021 Determinations announced by the PCAOB and our listing is not affected by the HFCAA and related regulations. If, in the future, we are identified by the SEC for two consecutive years as a commission-identified issuer whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States, and this ultimately could result in our ADSs being delisted.

There can be no assurance that our ADSs will continue to be listed on Nasdaq or, if listed, that we will be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

To continue listing our Class A ordinary shares on Nasdaq, we are required to demonstrate compliance with Nasdaq’s continued listing requirements. On May 3, 2023, the Company was notified by Nasdaq of its failure to maintain a minimum bid price of $1.00 per share for 30 consecutive trading days under the Bid Price Rule and its failure to maintain a minimum market value of publicly held shares (“MVPHS”) of US$5 million for continued listing on the Nasdaq Global Market under Listing Rule 5450(b)(1)(C), respectively. The Company was given its first 180-day extension, or until October 30, 2023 to regain compliance. On November 2, 2023, we received a letter from the Staff of the Listing Qualifications Department of Nasdaq notifying the Company that since our listed securities did not have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days during the 180 calendar days ended October 30, 2023, the Company has not regained compliance with Nasdaq Listing Rule 5450(a)(1), which requires listed securities to maintain a minimum bid price of US$1.00 per share. As described in the letter, the Company’s listed securities are subject to delisting from the Nasdaq Global Market unless the Company timely submit an application to transfer its securities to the Nasdaq Capital Market, or requests a hearing before the Panel. On November 30, 2023, the Company received a letter from the Panel, indicating the Panel’s decision to grant an exception period until January 31, 2024 (the “Exception Period”), for the Company to effect the reverse stock split and thereafter regain compliance with the Bid Price Rule, subject to the terms that (1) on or before November 30, 2023, the Company shall obtain its board of directors’ approval for a reverse stock split at a ratio that is sufficient to regain and maintain long term compliance with the Bid Price Rule, and the Company shall provide an update to the Panel on the reverse stock split approval on December 1, 2023; (2) on or before January 5, 2024, the Company shall effect a reverse stock split and, thereafter, maintain a $1 closing bid price for a minimum of ten consecutive business days; and (3) on or before January 31, 2024, the Company shall have demonstrated compliance with the Bid Price Rule, by evidencing a closing bid price of US$1.00 or more per share for a minimum of ten consecutive trading sessions. On November 30, 2023, the Company obtained its board of directors’ approval to amend the ratio of ADS representing its ordinary shares (now redesignated as Class A ordinary shares) (“ADS Ratio”) from one (1) ADS representing five (5) ordinary share (now redesignated as Class A ordinary shares) to one (1) ADS representing fifty (50) ordinary shares (now redesignated as Class A ordinary shares), and provided an update to the Panel on the ADS Ratio change approval on December 1, 2023. On December 15, 2023, the Company announced that it planned to change its ADS Ratio, par value US$0.0001 per share, from the current ADS Ratio of one (1) ADS to five (5) ordinary shares (now redesignated as Class A ordinary shares) to a new ADS Ratio of one (1) ADS to ten (10) ordinary shares (now redesignated as Class A ordinary shares) (the “ADS Ratio Change”). Effective January 3, 2024, the Company effected a 1-for-2 reverse stock split. On January 24, 2024, the Company received a letter from the Panel, notifying the Company that it had regained compliance with the Bid Price Rule, as required by the Panel’s decision dated November 30, 2023. Accordingly, the Panel had determined to continue the listing of the Company’s securities on the Nasdaq and the matter was closed.

On May 7, 2024, the Company was again notified by the Nasdaq of its failure to maintain a minimum bid price of US$1.00 per share for 30 consecutive trading days under the Bid Price Rule, and was given a compliance period of 180-day extension, or until November 4, 2024 to regain compliance. Effective September 30, 2024, the Company effected a 1-for-10 reverse stock split, to change to a new ADS Ratio of one (1) ADS to one hundred (100) Class A ordinary shares. On October 14, 2024, the Company received a letter from the Nasdaq, notifying the Company that it had regained compliance with the Bid Price Rule and this matter was closed.

On August 29, 2024, the Company was again notified by the Nasdaq of its failure to maintain the MVPHS of US$5 million for 30 consecutive trading days for continued listing on the Nasdaq Global Market under Listing Rule 5450(b)(1)(C), and was given 180 calendar days, or until February 25, 2025 to regain compliance. On February 27, 2025, the Company received a letter from the staff of Nasdaq notifying the Company that it had regained compliance with the MVPHS requirement under Listing Rule 5450(b)(1)(C).

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

The relation between China and the United States is constantly changing. There has been a “trade war” between the two countries during recent years, the United States imposed additional import tariffs on specified products imported from China. As a result, China has responded by imposing retaliatory tariffs on goods exported from the United States. Tensions exist in other areas such as political, social and health issues, including the disagreements in relation to the COVID-19 pandemic. In light of the ongoing tensions between China and the United States, including the recent increase of tariff between the two countries in 2025, there is a risk that our and the VIEs’ business and our listing status may be adversely affected by trade restrictions, sanctions and other policies that may be implemented. As we and the VIEs operate in China, any deterioration in political or trade relations might cause a public perception in the United States or elsewhere that might cause our and the VIEs’ education services to become less attractive. The United States lawmakers have introduced several bills intended to protect American investments in Chinese companies. The PWG criticized China’s failure to uphold international commitment to transparency and called for recommendations to protect U.S. investors from China’s failure to allow audits of U.S.-listed Chinese companies. The PWG may impact U.S.-listed Chinese companies if strict compliance with audit requirements and U.S. law or new listing rules or governance standards were imposed. Furthermore, there have been media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the performance of the stocks of the China-based issuers listed in the United States.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, tensions over Taiwan, legislation passed by the U.S. Senate banning all imports from Xinjiang, sanctions imposed by the U.S. Department of Treasury on certain officials of Xinjiang’s regional government, the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by former U.S. President Joe Biden in June 2021 that barring American investment into Chinese firms with purported ties to defense or surveillance technology sectors, which was expanded on an earlier investment blacklist issued by U.S. President Donald J. Trump in his first presidency. Under President Donald J. Trump’s administration, causes of US-China friction remains. Starting from February 2025, the U.S. government imposed a series of tariff increases on imports from China. Following the recent announcement by President Trump on April 9, 2025, the tariffs on imports from China have been raised to 145%. In response to the multiple rounds of tariff increases by the U.S. government, China also announced several rounds of retaliatory tariffs on goods imported from the U.S., raising the rate to 125%. Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Ongoing political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our and the VIEs’ business, prospects, financial condition and results of operations.

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

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. As of December 31, 2024, we and the VIEs had made social insurance contribution for the PRC-based employees based on the relevant PRC laws and regulations and practical measures. If we and the VIEs fail to, or are deemed to have failed to, make adequate social insurance and housing fund contributions in the future, we and the VIEs may be required to make supplemental contributions and/or subject to overdue fees and/or fines and our and the VIEs’ business, financial condition and results of operations may be adversely affected. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Laws and Regulations Relating to Labor Protection.”

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

As of December 31, 2024, we had 46 and two registered trademarks in the PRC and Hong Kong, respectively. As of December 31, 2024, we and the VIEs had no trademarks pending registration in the PRC or Hong Kong. We and the VIEs obtained five computer software copyrights through the acquisition of Hangzhou Youxi by Liandu WFOE in February 2021. We believe our and the VIEs’ trademarks and other intellectual properties are competitive advantages and are important to our success to date and our future prospects. We have been investing resources to develop our own intellectual properties and we take prudent steps to protect our intellectual properties and know-how. However, the steps we have taken to protect our intellectual property rights may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others and halt any copycat attempts.

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

Our contractual arrangements may not be as effective in providing control over the VIEs as equity ownership

We have relied and expect to continue to rely on our contractual arrangements to operate private education businesses in China. These contractual arrangements may not be as effective in providing us with control over the VIEs as equity ownership. If we had equity ownership of the VIEs, we would be able to exercise our rights as a direct or indirect shareholder to effect changes in the board of directors of the VIEs, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, as these contractual arrangements stand now, if the VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we cannot exercise shareholders’ rights to direct corporate actions as direct ownership would otherwise entail. If the parties under such contractual arrangements refuse to carry out our directions in relation to everyday business operations, we will be unable to maintain effective control over the operations of our schools in China. If we were to lose effective control over the VIEs, certain negative consequences would result, including our being unable to consolidate the financial results of the VIEs with our financial results. Given that we derived substantially all of our revenue from the VIEs for 2022, 2023 and 2024 and substantially all of our assets are held by the VIEs (including our permits and licenses, real estate leases, buildings and other educational facilities related to our schools), our financial position would be materially and adversely affected if we were to lose effective control over the VIEs or if our contractual arrangements are invalidated or nullified. In addition, losing effective control over the VIEs may negatively affect our operational efficiency and brand image. Further, losing effective control over the VIEs may impair our access to their cash flow from operations, which may reduce our liquidity.

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

According to the applicable PRC laws, parties to a lease agreement are required to file the lease agreements for registration and obtain property leasing filing certificates for their leases. As of the date of the annual report, we and the VIEs have entered into certain lease agreements with third-party landlords for using the school buildings, facilities and dormitories and have not registered any lease agreements under which we and the VIEs are tenant. The failure to register the lease agreements will not affect the validity of such agreements. However, we and the VIEs may be required by relevant government authorities to file the lease agreements to complete the registration formalities and may be subject to a fine for non-registration within the prescribed time limit, which may range from RMB1,000 to RMB10,000 per lease agreement. The imposition of the above fines could require us to make additional efforts and/or incur additional expenses, any of which could adversely affect our and the VIEs’ business, financial condition and results of operations. The registration of these lease agreements to which we and the VIEs are a party requires additional steps to be taken by the respective other parties to the lease agreement which are beyond our control. We and the VIEs cannot assure you that the other parties to our lease agreements will be cooperative or that we and the VIEs can complete the registration of these lease agreements and any other lease agreements that we and the VIEs may enter into in the future.

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

Qingtian International School, Lishui International School, Langfang School and Hainan Jiangcai may be subject to limitations on their ability to operate private education or make payments to related parties.

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

Furthermore, as a matter of law or practicality, it is generally difficult to pursue shareholder claims including securities law class actions and fraud claims in China, which are contrarily common in the United States. For example, you may experience significant legal and practical obstacles to obtaining necessary information for shareholder investigations or litigations outside China or with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, so far, no such cooperation has been established with the United States securities regulatory authorities. In addition, Article 177 of the PRC Securities Law which became effective in March 2020 promulgated that no overseas securities regulator is allowed to conduct investigation or evidence collection activities directly in the PRC. Therefore, without approval from the competent PRC securities regulators and relevant authorities, no organization or individual may provide documents and materials relating to the securities activities to overseas entities. While detailed interpretation of or implementation rules under Article 177 has yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests.

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

We also plan to provide loans to Liandu WFOE and Lishui Mengxiang. According to the current PRC laws and regulations, the maximum amount of the loans provided to a PRC enterprise is up to three times (or the prevailing statutory multiples) of the borrower’s net assets set out in its latest audited financial statement. As a result, the loans we may provide to Liandu WFOE and Lishui Mengxiang are in an amount of up to two times (or the prevailing statutory multiples) of their respective net assets set out in their latest audited financial statements. Liandu WFOE and Lishui Mengxiang are required to file the information of their cross-border financing arrangements with local SAFE after the loan agreements are signed and before three working days prior to the fund withdrawal. In addition, for loans carrying a term of more than one year, Liandu WFOE and Lishui Mengxiang may be required to complete the relevant filing and registration formalities to the NDRC. Currently, the Company’s business operation is conducted through Liandu WFOE’s contractual arrangements with the VIEs and Liandu WFOE does not engage in its own business. As such, Liandu WFOE’s current net assets are in close approximation to its paid-up registered capital. Pursuant to the relevant PRC laws and regulations, the estimated amount of loans we will provide to Liandu WFOE will be approximately US$30 million which is 2 times of its current enlarged registered capital, assuming that Liandu WFOE’s net assets set out in its latest audited financial statements equals to its paid-up registered capital at the time when the loans are made.

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

Ms. Fen Ye, Ms. Hong Ye and Ms. Fang Ye who are known to us as being PRC residents have completed the initial foreign exchange registrations as required by SAFE Circular 37 and Circular 13. The formalities for updating the registration to reflect the share transfer from Ms. Fang Ye to Ms. Fen Ye has been submitted to the qualified bank, and the amendment registration has been completed. However, we cannot assure you that all existing and future shareholders or beneficial owners of ours who are PRC residents or entities will be able to update and/or obtain any applicable registrations or approvals required by SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of Liandu WFOE, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit Liandu WFOE’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our and the VIEs’ business and prospects.

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

However, we have completed the filing procedures with the CSRC on August 20, 2024 for our 2023 Private Placement. Besides, we have submitted the filing documents to the CSRC in respect of 2024 Private Placement. As of the date of the annual report, we have not received any notice or determination from the CSRC confirming that we have completed our filing procedures for our 2024 Private Placement. It is uncertain whether such filing can be completed or how long it will take to complete such filing. Any delay in completing such filing procedures might affect the other filing procedures with respect to other applicable circumstances, under the Trial Measures in the future, such as the secondary listing, primary listing, spin-off listing and making overseas offering and listing anew after being delisted from an overseas exchange, which might affect our future public market financings and capital market transactions.

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

On June 10, 2021, the Standing Committee of the NPC promulgated the Data Security Law which took effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations of entities and individuals carrying out data activities, prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines of up to RMB10 million, suspension of relevant business, and revocation of business permits or licenses.

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

We and the VIEs currently have less than 200 subscribers on our digital platform such as WeChat public account. We and the VIEs have no registered users on our website. We and the VIEs only require and obtain user information after users register with us. Although we believe we and the VIEs currently are not required to obtain clearance from the CAC for our offering under the Measures for Cyber Security Review or the Opinions on Strictly Cracking Down on Illegal Securities Activities, we and the VIEs face uncertainties as to the interpretation or implementation of such regulations or rules, and if required, whether such clearance can be timely obtained, or at all.

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

The trading prices of our ADSs has ranged from US$1.95 to US$65.06 in 2024. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or under performance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities may affect the attitudes of investors towards China-based and U.S.-listed companies, which consequently may affect the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we and the VIEs have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our ADSs.

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

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have established a dual-class share structure upon the approval of variation of our share capital in our annual general meeting on November 18, 2024, and our ordinary shares now consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to 200 votes per share based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Our chairlady of board of directors, Ms. Fen Ye, beneficially own all of our issued Class B ordinary shares. These Class B ordinary shares constitute approximately 2.3% of our total issued and outstanding share capital immediately after the completion of our 2024 Private Placement and 82.8% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of our Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the market price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our dual-class voting structure may render the ADSs representing our Class A ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the ADSs.

We cannot predict whether our dual-class share structure with different voting rights will result in a lower or more volatile market price of the ADSs, adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our dual-class voting structure may prevent the inclusion of the ADSs representing our Class A ordinary shares in such indices, which could adversely affect the trading price and liquidity of the ADSs representing our Class A ordinary shares. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the ADSs could be adversely affected.

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

The voting rights of holders of our ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares represented by your ADSs are voted.

Holders of our ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. If we instruct the depositary to ask for your instructions, then upon timely receipt of your voting instructions, the depositary will try, as far as practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is 10 calendar days.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least thirty (30) days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted and you may have no legal remedy if the Class A ordinary shares underlying your ADSs are not voted as you requested.

The depositary shall deem you to have instructed the depositary to give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs if you do not give timely voting instructions to the depositary to direct how the Class A ordinary shares underlying your ADSs are voted, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not give timely voting instructions to the depositary to direct how the Class A ordinary shares underlying your ADSs are voted, the depositary shall deem you to have instructed the depositary to give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;

●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

●	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not give timely voting instructions to the depositary to direct how the Class A ordinary shares underlying your ADSs are voted, you cannot prevent the Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

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

The depositary will pay cash distributions on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities. To the extent that there is a distribution, the depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

We and the depository are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of the ADS holders.

We and the depository are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are disadvantageous to ADS holders, ADS holders will only receive days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility is terminated, ADS holders will receive at least thirty (30) days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying shares, but will have no right to any compensation whatsoever.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by applicable law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim that they may have against us or the depositary arising from or relating to our Class A ordinary shares, our ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, even if the ADS holder subsequently withdraws the underlying Class A ordinary shares. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

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

Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely continue to apply to ADS holders who withdraw the Class A ordinary shares from the ADS facility with respect to claims arising before the cancelation of the ADSs and the withdrawal of the Class A ordinary shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the Class A ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the Class A ordinary shares represented by the ADSs from the ADS facility.

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

Our memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their Class A ordinary shares, including Class A ordinary shares represented by the ADSs, at a premium.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and our ADSs may be materially and adversely affected.

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

As a “controlled company” under the Nasdaq Stock Market Rules, we may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules. Ms. Fen Ye, chairlady of board of directors beneficially owns 2.5% of our total issued and outstanding ordinary shares, representing 82.8% of the total voting power. As a result, Ms. Fen Ye has the ability to control or significantly influence the outcome of matters requiring approval by shareholders. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may choose to rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters and an exemption from the rule that a majority of our board of directors must be independent directors.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the ADSs or Class A ordinary shares to significant adverse United States federal income tax consequences.

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

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ADSs or Class A ordinary shares and on the receipt of distributions on our ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or our Class A ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or our Class A ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Rules.”

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

In January 2022, Lishui Mengxiang formed Beijing Xinxiang with Beijing R.R.Z. to provide vocational education in the healthcare industry, offering students training in the fields of nursing, emergency rescue and rehabilitation care. Lishui Mengxiang has made an equity capital contribution of RMB4,300,000 to Beijing Xinxiang in exchange for 43% equity interests in Beijing Xinxiang. Given that the board of directors of Beijing Xinxiang consists of five members, three of which shall be appointed by Lishui Mengxiang, we are regarded as the primary beneficiary of Beijing Xinxiang through Lishui Mengxiang under U.S. GAAP as Lishui Mengxiang holds more than half of the voting power of the board of directors of Beijing Xinxiang. Therefore, the financial statements of Beijing Xinxiang have been consolidated in our annual report since the year ended December 31, 2022. Given the relatively small scale and limited growth potential of Beijing Xinxiang, we deregistered Beijing Xinxiang in June 2024 as a part of our plan on restructuring and resources reallocation. The deregistration procedures were completed on June 17, 2024.

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

B. Business Overview

Our and the VIEs’ private education services primarily consist of high school education and vocational education. For the year ended December 31, 2024, we and the VIEs have established an education services network consisting of a high school, three vocational education services providers and a comprehensive human resources services provider, covering Zhejiang Province, Hebei Province, and Hainan Province in mainland China. The entities engaging in our main business include:

●	Lishui International School, an educational institution specialized in providing high school education to students from overseas Chinese families returning to China who are commonly known as the overseas Chinese returnees;

●	Beijing Xinxiang (deregistered in June 2024), Langfang School and Hainan Jiangcai, vocational education services providers offering a variety of vocational education programs with the aim to help students to equip with practical vocational skill sets; and

●	Hebei Chuangxiang, a human resources service provider connecting enterprises and vocational school students, providing talents to enterprises and assisting vocational schools to provide internship opportunities to their students.

Deconsolidated Primary and Middle School

In 2003, Lianwai School was launched in Lishui City, Zhejiang Province with two campuses offering primary and middle school private education:

●	Baiyun Campus offering standard PRC curriculum programs; and

●	Yijing Campus—Featured Division offering featured PRC curriculum programs.

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

The teachers are employed through different channels and methods, including campus recruitment, general public recruitment, candidate self-nominations and the use of online recruiting websites. The school determines the recruitment demands before advertising for recruitment. The school screens resumés received and select appropriate candidates. The hiring decision is made based on the candidates’ professional qualifications, moral qualities, professional skills, performance during trial lectures. The deliberation process involves our principals, teachers and administrative staff.

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

As of September 1, 2024, there were 129 students in four classes enrolled in Lishui International School with 100% of the students living on-campus. The school recorded a utilization rate of 72% with the capacity of 180 students as of September 1, 2024. As of September 1, 2024, Lishui International School had ten teachers, with a teacher-student ratio of 1:12.9.

Vocational Education Services Providers

We and the VIEs offer vocational education services at the Vocational Education Services Providers, namely Beijing Xinxiang, Langfang School and Hainan Jiangcai. Beijing Xinxiang was formed in January 2022 by Lishui Mengxiang and Beijing R.R.Z., and was deregistered in June 2024. Langfang School. Hainan Jiangcai and Chuangmei Weiye were acquired by Lishui Mengxiang in January 2022.

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

Beijing Xinxiang

Beijing Xinxiang is a vocational education service provider in the healthcare industry, formed in January 2022 by Lishui Mengxiang and Beijing R.R.Z. The healthcare industry in China has significant unmet demand for vocational training education to bridge the supply and demand gap between employers and students. Beijing Xinxiang was deregistered on June 17, 2024, as a part of our plan on restructuring and resources reallocation.

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

The following table sets out the vocational education programs and the corresponding numbers of the enrolled students in Langfang School as of September 1, 2024:

Vocational Education Programs in Langfang School	Number of Student Enrolled as of September 1, 2024
3D Printing Technology Operation	83
Urban Rail Transportation Management	31
Nursing	56
Computer Operation, Maintenance and Repairment	231
Cross-border E-commerce	15
Graphic Design	138
Automobile Maintenance and Repairment	141
Railway Attendant Training	183
Unmanned Aerial Vehicle Operation	32
Preschool Teacher Training	144
Total	1,054

Langfang School hires a number of qualified and dedicated teachers. As of September 1, 2024, Langfang School had 80 teachers, with a teacher-student ratio of 1:13.2.

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

In 2024, Langfang school provided intensive training for a total of 501 students who registered to sit for the vocational college entrance exam held in April, and 751 students graduated from Langfang School, with 250 graduates employed after graduation and 441 students pursuing college education.

Hainan Jiangcai

We and the VIEs cooperate with Hainan Technical School, a reputable vocational education school in Haikou City, Hainan Province, through Hainan Jiangcai, a subsidiary of Beijing P.X., to jointly design and develop curriculum programs based on the prevalent market trends and employer preferences.

The following table sets out the programs and the corresponding numbers of the students enrolled in the programs of Hainan Jiangcai (through its cooperator Hainan Technical School) as of September 1, 2024:

Vocational Education Programs of Hainan Jiangcai	Number of Student Enrolled as of September 1, 2024
Transportation Attendant Training	385
Unmanned Aerial Vehicle (Computer Operation)	94
Railway Attendant Training	104
Urban Rail Transportation Management	102
Total	685

Hainan Jiangcai hires a number of qualified and dedicated teachers. As of September 1, 2024, Hainan Jiangcai had 23 teachers.

In 2024, the cooperative vocational education programs of Hainan Jiangcai have 241 graduates.

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

Chuangmei Weiye has five branches in Henan Province, Guangdong Province, Hainan Province, Gansu Province and Xinjiang Province, and reached strategic cooperation with many reputable companies in the industries, and has a talent pool consisting of the graduates from its cooperative vocational schools. For the fiscal year ended December 31, 2023, Chuangmei Weiye has provided human resources services to over 30 companies and over 6 schools, and assisted the vocational schools in providing internship and employment opportunities to over 1,000 students.

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

Hebei Chuangxiang is a human resources services provider for internship and employment recommendations. Hebei Chuangxiang has entered into cooperation agreements with certain employers, allowing Hebei Chuangxiang to assign the students from Langfang School and Hainan Technical School as interns to these employers. In return, Hebei Chuangxiang charges labor dispatch fees from the employers based on the number of interns dispatched. For the year ended December 31, 2024, Hebei Chuangxiang provided such human resources services to 18 companies, and provided internship and employment opportunities to 397 students.

Intellectual Property

As of December 31, 2024, we and the VIEs had 46 and two registered trademarks in the PRC and Hong Kong, respectively. As of December 31, 2024, we and the VIEs had no trademarks pending registration in the PRC. We obtained five computer software copyrights through the acquisition of Hangzhou Youxi by Liandu WFOE in February 2021. As our brand name is of material importance to our and the VIEs’ business, we and the VIEs are working to increase, maintain and enforce our rights in our intellectual property portfolio.

Seasonality

Our financial performance is subject to seasonality as each of the school years includes a winter holiday between December and January and a summer holiday between July and August. Our net loss and results of operations normally fluctuate from quarter to quarter as a result of seasonal variations in our and the VIEs’ education operations. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Seasonality.”

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

According to the Frost & Sullivan report, Lianwai School was one of the top ten providers of private primary and secondary school education in Zhejiang Province and the largest private primary and middle school education in Lishui City as measured by students enrolled on a monthly average basis for the 2019/2020 school year. As of the date of the annual report, we and the VIEs are still one of the pioneers in the industry to provide education services in Zhejiang Province. With a successful track record of operation, Qingtian International School has gained a strong reputation in Zhejiang Province, especially in Lishui City, which in turn attracts more high-quality students and teachers and helps forming a virtuous cycle. Besides, with the acquisition of the Vocational Education Services Providers and the establishment of Hebei Chuangxiang, we extended out business layout to the vocational education services in Hebei province and Hainan province and also to the comprehensive human resources services. We could take advantage of the school-operating experience and high-quality resources that the Vocational Education Services Providers and Chuangmei Weiye accumulated in the vocational education industry and human resources services industry to attract students and help them achieve their progression and career goals.

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

The Negative List and the Encouraging Catalogue

On December 27, 2021, the NDRC and the MOFCOM jointly issued the Special Administrative Measures for the Access of Foreign Investment (Negative List) (the “2021 Negative List”) with effect from January 1, 2022. Pursuant to the 2021 Negative List, ordinary high school education are restricted industries for foreign investors, and foreign investments are only allowed to invest in ordinary high school education in cooperative ways and the domestic party shall play a dominant role in the cooperation, which means the principal or other chief executive officer of the schools shall be a PRC national and the representative of the domestic party shall account for no less than half of the total members of the board of directors, the executive council or the joint administration committee of the Sino-foreign cooperative educational institution. In addition, foreign investors are prohibited from investing in compulsory education, namely primary school to middle school. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. While it further provides that any domestic enterprise, which is engaged in the field of business that foreign investment is prohibited from investing as set forth in the 2021 Negative List, shall be examined and approved by the relevant state authorities before issuing shares and listing and trading abroad. Besides, any foreign investor shall not participate in the management of such domestic enterprise, and its shareholding ratio shall follow the relevant provisions regulating foreign investors’ investment in domestic securities.

Furtermore, On September 6, 2024, the NDRC and the MOFCOM jointly issued the Special Administrative Measures for the Access of Foreign Investment (Negative List) (the “2024 Negative List”) with effect from November 1, 2024 and replaced the 2021 Negative List. The 2024 Negative List sets out the areas where foreign investment is prohibited, and the areas where foreign investment is restricted. Prior to investing in the restricted fields in the 2024 Negative List, foreign investor shall obtain foreign investment access permit. Unless otherwise provided in other laws, a foreign investment in areas not listed on the 2024 Negative List is unconditionally permitted and shall be treated in the same manner as domestic investment. The 2024 Negative List remains unchanged.

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

Regulations on Sino-Foreign Cooperation in operating school

Pursuant to the 2024 Negative List, ordinary high school education are restricted industries for foreign investors, and foreign investments are only allowed to invest in ordinary high school education in cooperative ways and the domestic party shall play a dominant role in the cooperation, which means the principal or other chief executive officer of the schools shall be a PRC national and the representative of the domestic party shall account for no less than half of the total members of the board of directors, the executive council or the joint administration committee of the Sino-foreign cooperative educational institution.

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

As of the date of the annual report, no implementation measures or specific guidelines are promulgated in accordance with the Regulation on Operating Sino-foreign Schools of the PRC and Implementing Rules. Further, as far as we know, relevant authorities in Zhejiang Province or Hebei Province have not approved any establishment of Sino-foreign cooperative high school or vocational school in at least past five years. Therefore, we can only consolidate Lishui International School and Langfang School through the contractual arrangements in accordance with U.S. GAAP.

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

On August 17, 2020, MOE, NDRC, the Ministry of Finance, and the State Administration for Industry and Commerce or the SAMR, and the General Administration of Press and Publication jointly released the Opinions on Further Strengthening and Regulating the Administration of Education Fees, or the Education Fees Opinions, effective as of the same date. The Education Fees Opinions mainly stipulate the basic principles of education fee charging, modification of the policies and the management systems of education fee charging, including the legal consequences of charging in violation of the provisions. In particular, the part of provisions on improving the governance mechanism for education fee charges stipulate that “efforts shall be made to explore the establishment of a special audit system for school fees, with the focus on the audit of non-profit privately-run schools, and the sponsors of non-profit privately-run schools and non-profit privately-run sino-foreign cooperative educators shall be prohibited from obtaining proceeds from school-running such as tuition income, distributing school balances (residual assets) or transferring proceeds from school running through related-party transactions or affiliated parties or other means.” The Education Fees Opinions have not specified whether the contractual arrangements fall within the activities of transferring the school-running proceeds through related-party transactions and affiliated parties, and the Education Fees Opinions have not specified the relevant legal consequences of such activities.

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

Given that the guidelines aim at the education service providers for students at the stage of compulsory education, none of Lishui International School and Vocational Education Services Providers is involved.

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

In October 2021, the General Office of the Central Committee of CPC and the General Office of the State Council issued the Opinions on Promoting the High-Quality Development of Modern Vocational Education (the “Vocational Education Opinions”). The Vocational Education Opinions has put forward that vocational education, an important part of the national education system and human resource development, shoulders the important responsibility of training diversified talents, inheriting technical skills, and promoting employment and entrepreneurship. The Vocational Education Opinions urged that a batch of excellent secondary vocational schools and high-quality majors shall be established by greatly improving the quality of secondary vocational education, carrying out the projects of reaching the standards for secondary vocational schools, and taking such measures as consolidation, cooperation, trusteeship and group school-running. The Vocational Education Opinions also encouraged various enterprises to participate in the vocational education in line with law, vocational schools to cooperate with social capitals in jointly constructing vocational education infrastructures and practical training bases, as well as jointly constructing and sharing public practical training bases. Vocational schools shall actively attract industrial leading enterprises to be deeply involved in the specialty planning, curriculum provision, teaching material development, teaching design and teaching implementation of vocational education, to cooperate in jointly constructing new majors, developing new courses and carrying out order-to-order training.

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

On August 17, 2020, the MOE and other four ministries and commissions promulgated the Opinions on Further Strengthening and Regulating the Administration of Education Fees, which stipulate, among other provisions, that:

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

According to the Law on the Protection of Minors of the PRC, of which the latest amendment took effective on April 26, 2024, schools shall establish safety system, improve safety education among the minors and adopt measures to guarantee their personal safety.

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

On January 8, 2012, the Department of Education of Zhejiang Province promulgated Opinions on Further Strengthening the Management of Primary, Middle and High School Canteens, and on May 31, 2024, the Department of Education of Zhejiang Province and five other provincial departments jointly issued Opinions on Further Strengthening the Management of Primary and Middle School Canteens (collectively the “School Canteens Opinions”). In accordance with the School Canteens Opinions, all primary schools, middle schools and high schools shall regulate the school canteens management and guarantee the food quality, health and safety of school canteens.

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

According to the Interim Measures for Participation in the Social Insurance System by Foreigners Working within the Territory of China (2024 Revised), which was promulgated by the MOHRSS on December 12, 2014 and became effective on December 12, 2014, employers who employ foreigners shall participate in the basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity leave insurance in accordance with the law, with the social insurance premiums to be contributed respectively by the employers and foreigner employees as required. In accordance with such Interim Measures, the social insurance administrative agencies shall supervise and examine the legal compliance of foreign employees and employers and the employers who do not pay social insurance premium in conformity with the laws shall be subject to the administrative provisions provided in the Social Insurance Law and the relevant regulations and rules mentioned above.

As of December 31, 2024, we and the VIEs had made social insurance contribution for the PRC-based employees based on the relevant PRC laws and regulations and practical measures.

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

As of December 31, 2024, we and the VIEs had made housing fund contribution for the PRC-based employees based on the relevant PRC laws and regulations and practical measures.

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

The Value-Added Tax Law of the PRC was adopted on December 25, 2024, and will come into force on January 1, 2026. At that time, the Temporary Regulations on Value-added Tax will be repealed. This law clarifies aspects such as taxpayers, tax rates, and the calculation of the tax payable, and stipulates matters related to tax preferences and collection management to improve the value-added tax system, standardize the levy and payment process, and protect the rights and interests of taxpayers.

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

On July 1, 2024, the State Council promulgated the Provisions about Implementing the Registered Capital Registration Administration System in the Company Law of the People’s Republic of China. According to the provisions, if the period of capital contribution of a company established before the enforcement of the Company Law exceeds the period stipulated in the Company Law, it shall be adjusted within the transitional period (July 1, 2024 to June 30, 2027).

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

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which came into effect from June 1, 2015 and was amended on March 23, 2023. According to Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretional Foreign Exchange Settlement. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of a foreign-invested enterprise is temporarily determined to be 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and go through the review process with the banks.

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

On January 12, 2017, People’s Bank of China (the “PBOC”) issued and implemented Notice of People’s Bank of China on Matters Concerning Macro-Prudential Management on All-round Cross-border Financing, or the Circular 9. A one-year transitional period was set for foreign-invested enterprises and foreign financial institutions from the date of issuance, within which the foreign-invested enterprises may choose a mode between the existing cross-border financing management mode and that prescribed in the Circular 9, and no specific new notification or rules has been issued yet regarding the selection of the two modes. According to Circular 9, the calculation of the upper limit of the risk-weighted balance for cross-border financing =the capital or the net assets × the leverage rate of cross-border financing × the macro-prudential adjustment parameters, among which, enterprises are calculated at their net assets based on the latest audited financial statements, the leverage rate for cross-border financing for enterprises is 2, and the macro-prudential adjustment parameter is 1.

On October 25, 2022, the PBOC and the SAFE issued Notice of People’s Bank of China and State Administration of Foreign Exchange on the Adjustment of Macro-Prudential Adjustment Parameters for Cross-border Financing of Enterprises, and decided to raise the macro-prudential adjustment parameter for cross-border financing of enterprises from 1 to 1.25. On July 20, 2023, the PBOC and the SAFE have decided to raise the macro-prudential adjustment parameter for cross-border financings for enterprises and financial institutions from 1.25 to 1.5, which came into effective on the same date. On January 13, 2025, the PBOC and the SAFE have decided to raise the macro-prudential adjustment parameter for cross-border financings for enterprises and financial institutions from 1.5 to 1.75, which came into effective on the same date. As for Liandu WFOE and Lishui Mengxiang, the upper limit of the risk-weighted balance for cross-border financing = the net assets based on the latest audited financial statements ×2×1.75.

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

According to the Notice of the State Administration of Foreign Exchange on Further Deepening Reform to Promote the Facilitation of Cross-border Trade and Investment promulgated on December 3, 2023 by the SAFE, or Circular 28, non-investment foreign-funded enterprises are allowed to make domestic equity investments with their capital funds in accordance with the law on the premise that the existing special administrative measures (negative list) for foreign investment access are not violated and the projects invested thereby in China are true and compliant.

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

C. Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities as of the date of the annual report:

Notes:

(1)	Lishui Mengxiang holds 100% of the sponsorship interests of Lishui International School. On April 2, 2024, Liandu WFOE entered into a series of contractual arrangements with respect to the operation of Lishui International School, pursuant to which Lishui Mengxiang’s sponsorship interests of Lishui International School became effective on June 25, 2023. As of the date of the annual report on form 20-F, Lishui International School had four classes and ten teachers.

(2)	Beijing P.X. holds 100% of the sponsorship interests of Langfang School. Liandu WFOE entered into a series of contractual arrangements with respect to the operation of Langfang School on March 28, 2023. The contractual arrangements took effect on January 1, 2022. As of the date of the annual report, Langfang City has not released any detailed rules on classification registration of private schools and we have not received any relevant notice from the competent authorities of Langfang City since January 1, 2022 when Beijing P.X. began to hold the whole sponsorship interests of Langfang School. On January 6, 2023, Beijing P.X. established a wholly-owned subsidiary, Hebei Chuangxiang, a human resources services provider for internship and employment recommendations.

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

Exclusive Call Option Agreement. Under the Exclusive Call Option Agreement dated March 28, 2023, Ms. Fen Ye, Ms. Hong Ye, and Lishui Mengxiang, or the shareholders of Beijing P.X. have irrevocably granted Liandu WFOE or its designated purchaser the exclusive right to purchase all or part of the direct and/or indirect equity interests of Beijing P.X. and Langfang School, or the Equity Call Option. The purchase price payable by Liandu WFOE or its designated purchaser in respect of the transfer of above equity interests shall be at the lowest price permitted under the PRC laws and regulations. Liandu WFOE or its designated purchaser shall have the right to purchase such proportion of Beijing P.X.’s interest in Langfang School and/or other equity interest of Beijing P.X. as it decides at any time. Langfang School provides vocational school education services, in which case the foreign investors shall be a foreign education institution or a foreign vocational skills training institution with relevant qualifications on education services and operating high-quality educations in accordance with the current PRC laws and regulations. If and when the PRC laws and regulations allow Liandu WFOE or us to directly hold all or part of the school sponsor interests in Langfang School and/or all or part of other equity interests of Beijing P.X. and operate competent education business in the PRC, Liandu WFOE shall issue the notice of exercise of such equity call option as soon as practicable, and the percentage of interests to be purchased upon exercise of such Equity Call Option shall be no less than the maximum percentage allowed to be held by Liandu WFOE or its designated purchaser under the PRC laws and regulations. Such equity transfer price is not expressly provided for in the current PRC laws and regulations and it is uncertain whether it may be further regulated by future PRC laws and regulations. Pursuant to the Exclusive Call Option Agreement, all taxes and fees associated with the equity transfer shall be paid by Beijing P.X.’s shareholders upon the transfer. In the absence of written consent from Liandu WFOE, except as otherwise described in the Exclusive Call Option Agreement, Beijing P.X. and its shareholders shall not sell, transfer, assign or otherwise dispose of or create any encumbrance on any of Langfang School’s assets, businesses or equity interests or procure separation or merge with any other entities. Furthermore, without written consent from Liandu WFOE, Langfang School may not terminate any material contracts or enter into any other contracts which may contradict such material contracts, incur any indebtedness or provide any loan or guarantee to a third party, except as disclosed to Liandu WFOE, or alter the nature or scope of its business. The Exclusive Call Option Agreement will remain in force during the operation term of Beijing P.X. and Langfang School and any periods that are renewable pursuant to the PRC laws, and will terminate automatically when Liandu WFOE and/or its designated entities fully exercised their options to purchase all the equities of Beijing P.X. and Langfang School in accordance with this agreement. In addition, unless otherwise stipulated by laws, this agreement may not be terminated by Langfang School, Beijing P.X. or its shareholders unilaterally, but may only be terminated by Liandu WFOE after notice in advance.

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

Exclusive Technical Service and Business Consulting Agreement. Pursuant to the Exclusive Technical Service and Business Consulting Agreement dated March 28, 2023, Liandu WFOE agreed to provide exclusive technical services to Langfang School and Beijing P.X. Furthermore, Liandu WFOE agreed to provide exclusive business consultancy services to Langfang School and Beijing P.X.. In consideration of the technical and business consultancy services provided by Liandu WFOE, Langfang School and Beijing P.X. agreed to pay Liandu WFOE a service fee withdrawn from their respective amount of surplus from operations after deducting all costs, expenses, taxes, losses (if required by the law) and the legally development fund (if required by the law) and other costs and funds that shall be retained at Langfang School in accordance with applicable PRC laws. Liandu WFOE has the right (but not the obligation) to adjust the amount of such service fee by reference to the actual services provided and the actual business operations and needs of Langfang School and Beijing P.X., provided that any adjusted amount shall not exceed the amount mentioned above. Langfang School and Beijing P.X. do not have any right to make any such adjustment. Unless otherwise prescribed under the PRC laws and regulations, Liandu WFOE shall have exclusive proprietary rights to any technology and intellectual property developed and materials prepared in the course of the provision of research and development, technical support and services by Liandu WFOE to Langfang School and Beijing P.X., and any intellectual property in the products developed, including any other rights derived thereunder, in the course of performance of obligations under the Exclusive Technical Service and Business Consulting Agreement and/or any other agreements entered into between Liandu WFOE, Langfang School and Beijing P.X..

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

D. Property, Plants and Equipment

Our headquarters are located in Lishui City, Zhejiang Province, the People’s Republic of China. As of December 31, 2024, we and the VIEs owned the land use rights for eight parcels of land in the PRC with a total site area of approximately 104,739 sq.m. We and the VIEs also owned 25 buildings with a total gross floor area of approximately 86,518 sq.m. On December 29, 2021, Lishui Mengxiang as the landlord entered into a lease agreement with Lianwai School. The lease covers three parcels of land in Liandu District and the term of this lease is for three years from January 1, 2022 to December 31, 2024. The lease agreement was a part of the essential services we provided to Lianwai School in order to keep Lianwai School in operation and minimize the disruptions to its existing students. We have not recognized any revenue from this lease pursuant to the 2021 Complementation Rules. The lease expired on December 31, 2024 and was not extended.

On September 1, 2019, Langfang School as the tenant entered into a lease agreement with a third party. The agreement covers the campus facilities and properties located at No.2 Yongxing road, Anci District in Langfang City, Hebei Province, which is provided to Langfang School for its daily operation. The term of this agreement is for five years from September 1, 2019 to August 31, 2024. Langfang School agreed to pay RMB330,000 (including tax) each month for using the campus facilities.

On December 13, 2022, Langfang School as the tenant entered into a cooperation agreement about the facilities use with a third party. The agreement covers the facilities located at No.63 Aiminxi road, Anci District in Langfang City, Hebei Province, and its term is from December 2022 to December 2024. Langfang School agreed to pay the rent based on the numbers of apartments used in the school years, and the annual rent for an apartment accommodating 4 students ranges from RMB30,600 to RMB31,800.

On July 31, 2024, Langfang School entered into a cooperation agreement with Hebei Technical College of Petroleum Profession (河北石油职业技术学院) (“Hebei Petroleum College”) for operating vocational education at the southern campus of Hebei Petroleum College, located at No.38 Yongxing road, Anci District in Langfang City, Hebei Province. Langfang School is allowed to use the facilities of the southern campus of Hebei Petroleum College for six years from July 31, 2024 to July 30, 2030, for operating vocational education, and agrees to pay RMB11,000,000 each year to Hebei Petroleum College, subject to certain fees adjustment arrangements.

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

A. Operating Results

Overview

Our and the VIEs’ private education services primarily consist of high school education and vocational education. For the year ended December 31, 2024, we and the VIEs have established an education services network consisting of a high school, three vocational education services providers and a comprehensive human resources services provider, covering Zhejiang Province, Hebei Province, and Hainan Province in mainland China. The entities engaging in our main business include:

●	Lishui International School, an educational institution specialized in providing high school education to students from overseas Chinese families returning to China who are commonly known as the overseas Chinese returnees;

●	Beijing Xinxiang (deregistered in June 2024), Langfang School and Hainan Jiangcai, vocational education services providers offering a variety of vocational education programs with the aim to help students to equip with practical vocational skill sets; and

●	Hebei Chuangxiang, a human resources service provider connecting enterprises and vocational school students, providing talents to enterprises and assisting vocational schools to provide internship opportunities to their students.

On August 18, 2021, Lishui Mengxiang entered into a sponsorship interests transfer agreement with Qingtian Zhongyi Education Investment in respect of the acquisition of 100% of the sponsorship interests of Qingtian International School. On August 24, 2021, the alteration registration of Qingtian International School was completed and Lishui Mengxiang started to hold 100% of the sponsorship interests of Qingtian International School. The transaction was closed in November 2021. We have consolidated the results of Qingtian International School in our consolidated financial statements since August 31, 2021, in accordance with U.S GAAP through a series of contractual arrangements. On January 15, 2024, Lishui Mengxiang entered into a definitive agreement to transfer 100% of the sponsorship interests of Qingtian International School to Qiaoxiang Education. On April 2, 2024, Liandu WFOE and the shareholders of Lishui Mengxiang, among others, entered into the Acknowledgment Agreement of Contractual Agreements of Qingtian International School, pursuant to which rights and obligations under the contractual arrangements with respect to Qingtian International School were terminated on December 31, 2023. We deconsolidated the results of Qingtian International School in our consolidated financial statements since December 31, 2023. For details regarding the history of Qingtian International School as one of the VIEs, see “Item 4. Information on the Company—A. History and Development of the Company.” Lishui Mengxiang also holds 100% of the sponsorship interests of Lishui International School since June 25, 2023. The high school curriculum programs offered at Qingtian International School and Lishui International School are designed for students from the families of overseas Chinese returnees. The increasing population of overseas Chinese returnees and their immediate relatives in Zhejiang Province provides a growing opportunity in the private education industry. Students as overseas Chinese returnees have the opportunity to attend the PRC Joint Recruitment Examination for overseas Chinese returnees and students in Hong Kong, Macau and Taiwan as a parallel track to the college entrance exam taken by local students. Qingtian International School and Lishui International School provide PRC high school curriculum program combined with the courses designed for the PRC Joint Recruitment Examination, using small-class teaching method and semi-military management, which enable its students to gain admission to the most prestigious colleges and universities and therefore we believe our outstanding admission performance will enhance our and the VIEs’ schools’ reputation in the industry and improve our prospects.

We and the VIEs offer vocational education services through the Vocational Education Services Providers, namely Beijing Xinxiang, Langfang School and Hainan Jiangcai.

Beijing Xinxiang is a vocational education service provider in the healthcare industry, formed in January 2022 by Lishui Mengxiang and Beijing R.R.Z. The healthcare industry in China has significant unmet demand for vocational training education to bridge the supply and demand gap between employers and students. Beijing Xinxiang was deregistered on June 17, 2024.

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

On January 6, 2023, Beijing P.X. established Hebei Chuangxiang as its wholly-owned subsidiary to expand the comprehensive human resources services business. Hebei Chuangxiang is a human resources services provider for internship and employment recommendations. Hebei Chuangxiang has entered into cooperation agreements with certain employers, allowing Hebei Chuangxiang to assign the students from Langfang School and Hainan Technical School as interns to these employers. In return, Hebei Chuangxiang charges labor dispatch fees from the employers based on the number of interns dispatched.

Our net revenues for continuing operation were RMB41.4 million, RMB50.8 million and RMB32.8 million (US$4.5 million) in 2022, 2023 and 2024, respectively. We had net loss RMB8.1 million, RMB127.0 million and RMB24.7 million (US$3.4 million) in 2022, 2023 and 2024, respectively.

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

Level of our and the VIEs’ student enrollment

Our net revenues and profitability are dependent on the level of student enrollment at our schools. The number of students enrolled in Lishui International School, Langfang School and Hainan Jiangcai (through its cooperator Hainan Technical School) was 129, 1,054 and 685 as of September 1, 2024, respectively.

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

The student enrollment level is also affected by the capacity of the schools. As of September 1, 2024, there were 129 students in four classes enrolled in Lishui International School with 100% of the students living on-campus. The school recorded a utilization rate of 72% with the capacity of 180 students as of September 1, 2024. As of September 1, 2024, Lishui International School had ten teachers, with a teacher-student ratio of 1:12.9. Subject to the capacity of the schools, we expect that the number of students will increase steadily by school year as the schools continue to recruit more students than graduates/withdrawals from the schools.

Tuition, meal and accommodation services fees

Our net revenues from schools primarily consist of tuition, meal and accommodation fees. The tuition and accommodation service fees we and the VIEs charge are subject to approval by the competent government pricing authorities. The pricing standards on tuition and accommodation fees for diploma education applied to privately-run schools shall be determined by the competent authorities with reference to the operating costs of the schools. The base price for each privately-run school shall be approved by the competent governmental departments for both price and education. The school may determine specific charging rates within applicable floating range on its own and implement such rates after reporting to those governmental departments and making announcements to the public.

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

Our ability to control operating costs and expenses

Our cost of revenues primarily consists of salaries and welfare for the teachers, cost for food, books and uniform, depreciation and amortization, rental fees, utilities, tax surcharges and maintenance and repairs. Our general and administrative expenses primarily consist of salaries and welfare for our administrative staff and office expenses. Our profitability depends, in part, on our ability to control our operating costs and expenses. We and the VIEs highly value the teachers and invest in the teachers heavily, through extensive training opportunities and competitive compensation levels. The number of teachers employed by Lishui International School, Langfang School and Hainan Jiangcai were 10, 80, and 23 as of September 1, 2024, respectively. Our strategy is to maintain and attract more high-quality teachers, by continuing to increase teachers’ salaries and other benefits from time to time to maintain our competitiveness in the market. As we and the VIEs continue to increase our student base and expand our operations, our cost of revenues and general and administrative expenses may increase accordingly. Our capability to effectively control operating costs and expenses will continue to affect our results of operations.

Seasonality

Our financial performance is subject to seasonality as each of the school years includes a winter holiday between December and January and a summer holiday between July and August. Our net loss and results of operations normally fluctuate from quarter to quarter as a result of seasonal variations in our education operations. The students and their parents typically pay the tuition and other fees prior to the commencement of a semester, and we recognize revenue generated from tuition and other fees on a straight-line basis over the semester. We and the VIEs typically incur higher upfront operating expenses in the third fiscal quarter at the start of each school year. As a result of the combination of the forgoing, we have historically recorded significantly lower net loss in the first and third fiscal quarters, primarily due to our school being closed due to the winter and summer holidays, when no revenue from our school operations is recognized.

Key Components of Results of Operations

Net revenues of continuing operations

The following table sets forth the contribution of revenue of continuing operations.

	For the years ended December 31,
	2022	2023	2024
Revenue from third parties:
Tuition fees	23,702,135	30,626,298	15,416,740
Course design, development and training	3,675,953	4,766,127	6,839,135
Accommodation	5,920,364	5,963,281	4,032,860
Uniforms, learning materials and other campus necessities	3,992,076	2,937,007	2,164,187
Comprehensive human resource services	12,385	653,149	1,263,810
Rental revenue	-	746,294	888,470
Meals	2,544,884	1,925,744	-
Others	751,659	2,443,231	1,441,173
Subtotal	40,599,456	50,061,131	32,046,375

Revenue from a related party:
Rental revenue	754,285	754,285	754,285

Total revenue	41,353,741	50,815,416	32,800,660

For continuing operations, our total net revenues were RMB41.4 million, RMB50.8 million and RMB32.8 million in 2022, 2023 and 2024, respectively.

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

To expand our and the VIEs’ business into vocational education, Lishui Mengxiang entered into definitive agreements to acquire 100% of the equity interests of Beijing P.X. on January 1, 2022, which was a wholly-owned subsidiary of Beijing S.K. at the time, so that after the transaction, Lishui Mengxiang through its shareholding of Beijing P.X. would in turn hold 100% of the equity interests of Chuangmei Weiye and Hainan Jiangcai, and 100% of the sponsorship interests of Langfang School. The acquisition was completed in May 2022. Langfang School offers vocational education programs and accommodation service to the students, and charges tuition, learning materials fees and accommodation fees from the students prior to the beginning of each semester. On January 6, 2023, Beijing P.X established a wholly-owned subsidiary Hebei Chuangxiang, a human resources services provider for internship and employment recommendations.

The following table sets forth the number of students enrolled at Qingtian International School, Lishui International School, Langfang School and Hainan Jiangcai as of the dates of the beginning of school year indicated.

	As of September 1,
	2022		2023		2024
	Number	%	Number	%	Number	%
Enrollment
Langfang School	838	53.0	1,554	59.8	1,054	56.4
Hainan Jiangcai	241	15.3	480	18.5	685	36.7
Lishui International School	-	-	74	2.8	129	6.9
Qingtian International School	501	31.7	491	18.9	-	-
Total	1,580	100.0	2,599	100.0	1,868	100.0

In addition, we and the VIEs sell school uniform, learning materials and other campus necessities to students. We ceased to provide uniforms to students during the fiscal year 2024.

For the years ended December 31, 2024, Lishui International School, Langfang School, and Hainan Jiangcai generated total revenue of RMB 3.4 million, RMB18.2 million and RMB0.2 million, respectively.

For the year ended December 31, 2024, we leased staff dormitory and administrative office to the third parties for their daily operations. The total rental revenue generated from third parties was RMB nil, RMB0.8 million and RMB0.9 million for the years ended December 31, 2022, 2023 and 2024, respectively.

Revenue from related parties

For the years ended December 31, 2022, 2023 and 2024, revenue from related parties consists of rental income from Liandu Foreign Language School Kindergarten as its kindergarten facilities starting from January 9, 2022 to December 31, 2024. For the years ended December 31, 2022, 2023 and 2024, revenue from related parties were RMB0.8 million, RMB0.8 million and RMB0.8 million, respectively.

Net revenues of discontinued operations

For discontinued operations, our total net revenues were RMB7.8 million, RMB1.6 million and nil in 2022, 2023 and 2024, respectively.

Revenue from Chuangmei Weiye

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

Chuangmei Weiye mainly provided comprehensive services for flexible employment, which primarily focused on recommending interns from schools to various enterprises with human resources demand. For the years ended December 31, 2023 and 2024, Chuangmei Weiye generated revenue of RMB1.6 million and nil, respectively.

Cost of revenues

For continuing operation, our cost of revenues primarily consists of salaries, welfare costs, books and uniform, depreciation and amortization, rental fees, utilities, tax surcharges and maintenance and repairs. Our cost of revenues was RMB40.4 million, RMB46.9 million and RMB35.9 million (US$4.9 million) in 2022, 2023 and 2024, accounting for 97.7%, 92.2% and 109.3% of our net revenues for the same periods, respectively.

Gross profit/(loss)

Our gross profit was RMB0.9 million and RMB4.0 million in 2022 and 2023, respectively. Our gross loss was RMB3.1 million (US$0.4 million) in 2024. Our gross profit margin was 2.3% and 7.8% in 2022 and 2023, respectively. Our negative profit margin was 9.3% in 2024. The decrease in profit margin was primarily due to the payment to property taxes of RMB8.3 million in 2024.

General and administrative expenses

Our general and administrative expenses primarily consist of salaries and welfare for our non-teaching staff, professional service fees, depreciation and amortization expenses, office expenses and others. Our general and administrative expenses were RMB27.7 million, RMB25.4 million and RMB22.8 million (US$3.1 million) in 2022, 2023 and 2024, respectively, accounting for 66.9%, 50.1% and 69.5% of our net revenues for the same periods, respectively.

Selling and marketing expenses

Our selling expenses primarily consist of salaries and welfare for staff, office expenses, traveling expenses, entertainment expenses and other miscellaneous expenses. Our selling expenses were RMB62 thousand, RMB18 thousand and RMB112 thousand (US$15 thousand) in 2022, 2023 and 2024, respectively, accounting for 0.1%, 0.04% and 0.30% of our net revenues for the same periods, respectively.

Impairment loss on goodwill

Our impairment loss on goodwill resulted from the impairment of goodwill from acquisition of Beijing P.X. Beijing P.X. has failed to meet the performance requirement and we performed the quantitative impairment test for goodwill. Fair value of Beijing P.X. reporting unit was less than its carrying amount. The goodwill has been fully impaired during the year 2023. Our impairment loss on goodwill was RMB18.8 million, RMB22.7 and nil in 2022, 2023 and 2024, respectively, accounting for 45.6%, 44.6% and 0% of our net revenues for the same periods, respectively.

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

Interest expense and interest income

Our interest expenses primarily consist of interest in bank borrowings. Our interest expense was RMB4.0 million, RMB3.6 million and RMB2.9 million (US$0.4 million) in 2022, 2023 and 2024, accounting for 9.7%, 7.2% and 8.7% of our net revenues for the same periods, respectively.

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

Other income, net

Our other income consists of government grants and other miscellaneous (cost)/income. Government grants represented subsidies from various government authorities in China in relation to our school operation. Other miscellaneous (cost)/income consists of investment income, non-operating income and expenses, bank charges and others. Our other income, net was RMB16.8 million, RMB12.3 and RMB3.8 million (US$0.5 million) in 2022, 2023 and 2024, respectively, accounting for 40.7%, 24.3% and 11.7% of our net revenues for the same periods, respectively.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands and conduct our primary business operations through the wholly foreign-owned subsidiary and consolidated VIEs in China. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our Hong Kong subsidiary, Hong Kong Mengxiang Education Development Group Limited, is located in Hong Kong and is subject to an income tax rate of 16.5% for its estimated assessable profit for the years ended December 31, 2022, 2023 and 2024. Dividend income received from subsidiaries in China is not subject to Hong Kong profit tax. We made no provision for Hong Kong profits tax in our consolidated financial statements as our Hong Kong subsidiary had no assessable profit in 2022, 2023 and 2024.

British Virgin Islands

Under the current laws of the British Virgin Islands, our British Virgin Islands subsidiary, Lianwai Investment Co., Ltd., is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the British Virgin Islands.

PRC

Pursuant to the “EIT Law, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises except where a special preferential rate applies, and the income of qualified non-profit organizations shall be tax-exempt. In January 2019, the State Administration of Taxation provides a preferential corporate income tax rate of 20% and an exemption ranged from 50% to 75% in the assessable taxable profits for entities qualified as small-size enterprises (the exemption range has been changed to from 50% to 87.5% for the period from January 1, 2021 to December 31, 2022). According to Taxation [2023] No. 6 which was effective from January 1, 2023 to December 31, 2024, the tax rate for a small-scale and low-profit enterprise is 20% on its taxable income below RMB1 million and RMB3 million and the exemption range has been changed to a fixed rate of 75% for the period from January 1, 2023 to December 31, 2024. Beijing P.X., Chuangmei Weiye, Hainan Jiangcai, Langfang School and Hebei Chuangxiang are qualified small-size enterprises for the year ended December 31, 2024. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Taxation in the PRC.”

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

	For the years ended December 31,
	2022		2023		2024
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(in thousands, except for percentage, share and per share data)
Net revenues:
Revenue from third parties	40,599	98.2%	50,061	98.5%	32,046	4,390	97.7%
Revenue from related party	754	1.8%	754	1.5%	754	103	2.3%
Total net revenues	41,353	100.0%	50,815	100.0%	32,800	4,493	100.0%
Cost of revenues	(40,405)	(97.7%)	(46,850)	(92.2%)	(35,851)	(4,912)	(109.3%)
Gross profit/(loss)	948	2.3%	3,965	7.8%	(3,051)	(419)	(9.3%)
Operating expenses:
General and administrative expenses	(27,665)	(66.9%)	(25,445)	(50.1%)	(22,799)	(3,123)	(69.5%)
Selling and marketing expenses	(62)	(0.10%)	(18)	(0.04%)	(112)	(15)	(0.30%)
Impairment loss on goodwill	(18,842)	(45.6%)	(22,678)	(44.6%)	-	-	-
Expected credit loss for receivables and other assets	-	-	(65,138)	(128.2%)	-	-	-
Total operating expenses	(46,569)	(112.6%)	(113,279)	(222.9%)	(22,911)	(3,138)	(69.9%)
Operating loss	(45,621)	(110.3%)	(109,314)	(215.1%)	(25,962)	(3,557)	(79.2%)
Interest expense	(4,014)	(9.7%)	(3,635)	(7.2%)	(2,861)	(392)	(8.7%)
Interest income	74	0.2%	134	0.3%	290	40	0.9%
Fair value change gain of contingent consideration	22,850	55.3%	-	-	-	-	-
Other income, net	16,839	40.7%	12,340	24.3%	3,830	525	11.7%
Loss before income tax expense	(9,872)	(23.9%)	(100,475)	(197.7%)	(24,703)	(3,384)	(75.3%)
Income tax expenses	(48)	(0.1%)	(3,120)	(6.1%)	-	-	-
Loss from continuing operations, net of tax	(9,920)	(24.0%)	(103,595)	(203.9%)	(24,703)	(3,384)	(75.3%)
Income/(loss) from discontinued operation, net of tax	1,829	4.4%	(23,395)	(46.0%)	-	-	-
Net loss	(8,091)	(19.6%)	(126,990)	(249.9%)	(24,703)	(3,384)	(75.3%)
Net loss attributable to Lixiang Education Holding Co., Ltd. shareholders	(7,790)	(18.8%)	(126,631)	(249.2%)	(24,628)	(3,374)	(75.1%)
Net loss attributable to non-controlling interests	(301)	(0.7%)	(359)	(0.7%)	(75)	(10)	(0.2%)
Other comprehensive income:
Foreign currency translation adjustment, net of nil tax	18,057	43.7%	2,971	5.8%	3,810	522	11.6%
Comprehensive income/(loss)	9,966	24.1%	(124,019)	(244.1%)	(20,893)	(2,862)	(63.7%)
Total comprehensive income/(loss) attributable to Lixiang Education Holding Co., Ltd. shareholders	10,267	24.8%	(123,660)	(243.4%)	(20,818)	(2,852)	(63.5%)

Year ended December 31, 2024 compared to year ended December 31, 2023

Net revenues. Our net revenues decreased by 35.5% from RMB50.8 million in 2023 to RMB32.8 million (US$4.5 million) in 2024. The decrease in net revenues was mainly due to (i) a decrease in revenue from tuition and accommodation service, as a result of the number of graduates exceeded the enrolment of new students and the disposal of Qingtian International School as of December 31, 2023; and (ii) that Liandu WFOE ceased to provide meal and uniforms to students since 2024; and was partially offset by an increase of course design, development and training provided by Hainan Jiangcai.

Cost of revenues. Our cost of revenues decreased by 23.5% from RMB46.9 million in 2023 to RMB35.9 million (US$4.9 million) in 2024. The decrease in cost of revenues was mainly due to a decrease in cost of revenues of RMB20.4 million as a result of the disposal of Qingtian International School; and was partially offset by (i) an increase of RMB8.3 million of property taxes in 2024; and (ii) the costs from cooperative education agreement with a third party for the operation of Lishui International School.

Gross profit/(loss). As a result of the foregoing, our gross profit decreased from RMB4.0 million in 2023 to a gross loss of RMB3.1 million (US$0.4 million) in 2024. Our gross margin decreased from 7.8% in 2023 to a negative margin of 9.3% in 2024.

General and administrative expenses. Our general and administrative expenses decreased by 10.4% from RMB25.4 million in 2023 to RMB 22.8 million (US$3.1 million) in 2024. The decrease was mainly due to (i) the reversal of credit losses from Beijing S.K. of RMB1.4 million due to subsequent collection; and (ii) the disposal of Qingtian International School.

Sales and marketing expenses. Our sales and marketing expenses increased from RMB18.0 thousand in 2023 to RMB112.0 thousand (US$15 thousand) in 2024.

Impairment loss on goodwill. Our impairment loss on goodwill decreased from RMB22.7 million in 2023 to nil in 2024, primarily due to the under-performance of Beijing P.X. in 2023 and that we made full impairment of the goodwill.

Expected credit loss for receivables and other assets. Our expected credit loss for receivables and other assets amounted to RMB65.1 million (US$9.2 million) in 2023, primarily because the collectability from Beijing S.K. is remote as it lacks profitability and financing capacity, and therefore we made full provision for receivables from Beijing S.K.

Loss from operations. As a result of the foregoing, our loss from operations decreased by 76.3% from RMB109.3 million in 2023 to RMB26.0 million (US$3.6 million) in 2024.

Interest expense. Our interest expense decreased by 21.3% from RMB3.6 million in 2023 to RMB2.9 million (US$0.4 million) in 2024, primarily due to lower interest rate charged on our borrowings in 2024.

Fair value change gain of contingent consideration. Our fair value change gain of contingent consideration in 2022 primarily due to compensation receivable from Beijing S.K resulted from Beijing P.X.’s under-performance in 2022.

Other income, net. Our other income, net decreased by 69.0% from RMB12.3 million in 2023 to RMB3.8 million (US$0.5 million) in 2024, primarily due to a decrease of government grants of RMB7.2 million received by Qingtian International School to support the development of school in 2023.

Loss from continuing operations, net of tax. As a result of the foregoing, our loss from continuing operations, net of tax decreased by 76.2% from RMB103.6 million in 2023 to RMB24.7 million (US$3.4 million) in 2024.

Income/(loss) from discontinued operation, net of tax. Our net loss from discontinued operations decreased from RMB23.4 million in 2023 to nil in 2024, primarily due to the disposal loss of Chuangmei Weiye in 2023.

Net loss. As a result of the foregoing, our net loss decreased by 80.5% from RMB 127.0 million in 2023 to RMB24.7 million (US$3.4 million) in 2024.

Year ended December 31, 2023 compared to year ended December 31, 2022

Net revenues. Our net revenues increased by 22.9% from RMB41.4 million in 2022 to RMB50.8 million in 2023, primarily due to (i) an increase in revenue from Qingtian International School, the Lishui International School and Langfang School due to the combined effect of enrollment of new students, and the increase tuition fee per students in the new semester; and (ii) an increase in revenue from course design, development and training services provided by Hainan Jiangcai.

Cost of revenues. Our cost of revenues increased by 16.0% from RMB40.4 million in 2022 to RMB46.9 million in 2023, primarily due to an increase in the cost from the operation of Langfang School, the Lishui International School and Qingtian International School, such as the salary and welfare of teachers, leasehold improvement fees of infrastructure and deprecation expenses.

Gross profit. As a result of the foregoing, our gross profit increased by 318.2% from RMB0.9 million in 2022 to RMB4.0 million in 2023. Our gross margin increased from 2.3% in 2022 to 7.8% in 2023, primarily due to increased profit from Langfang School and Hainan Jiangcai.

General and administrative expenses. Our general and administrative expenses decreased by 8.0% from RMB27.7 million in 2022 to RMB 25.4 million in 2023, primarily due to a decrease in salary, bonus, social security and welfare benefits as a result of our management structure optimization and expense control.

Sales and marketing expenses. Our sales and marketing expenses decreased from RMB62.0 thousand in 2022 to RMB18.0 thousand in 2023, primarily due to decreased advertising and promotion expenses.

Impairment loss on goodwill. Our impairment loss on goodwill increased from RMB18.8 million in 2022 to RMB22.7 million in 2023, primarily due to the under-performance of Beijing P.X. in 2023 and we made full impairment of the goodwill.

Expected credit loss for receivables and other assets. Our expected credit loss for receivables and other assets amounted to RMB65.1 million in 2023, primarily because the collectability from Beijing S.K. is remote as it lacks profitability and financing capacity, and therefore we made full provision for receivables from Beijing S.K.

Loss from operations. As a result of the foregoing, our loss from operations increased by 139.6% from RMB45.6 million in 2022 to RMB109.3 million in 2023.

Interest expense. Our interest expense decreased by 9.4% from RMB4.0 million in 2022 to RMB3.6 million in 2023, primarily due to lower interest rate charged on our borrowings in 2023.

Fair value change gain of contingent consideration. Our fair value change gain of contingent consideration decreased from 22.9 million in 2022 to nil in 2023, primarily due to compensation receivable from Beijing S.K resulted from Beijing P.X.’s under-performance in 2022.

Other income, net. Our other income, net decreased by 26.7% from RMB16.8 million in 2022 to RMB12.3 million in 2023, primarily because we received government grants of RMB5.0 million for our successful listing on Nasdaq in 2022 and the decrease of government grants to support the development of schools in 2023.

Income/(loss) from continuing operations, net of tax. As a result of the foregoing, our loss from continuing operations, net of tax increased by 944.3% from RMB9.9 million in 2022 to RMB103.6 million in 2023.

(Loss)/income from discontinued operation, net of tax. Our net income from discontinued operations decreased from net income of RMB1.8 million in 2022 to net loss of RMB 23.4 million in 2023, primarily due to the disposal loss of Chuangmei Weiye in 2023.

Net loss. As a result of the foregoing, our net loss increased by 1469.5% from RMB 8.1 million in 2022 to RMB 127.0 million in 2023.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to our Consolidated Financial Statements.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2022, 2023 and 2024 were increases of 2.0%, 0.2% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Comprehensive Human Resource Services

The two of the VIEs, Chuangmei Weiye and Hebei Chuangxiang, generate the revenue from providing comprehensive services for flexible employment, which primarily focuses on recommending interns from schools to various clients with human resources demand. We, Chuangmei Weiye and Hebei Chuangxiang conclude that there is a single performance obligation to fulfill service requirements from clients. Chuangmei Weiye and Hebei Chuangxiang charge service fees from clients based on service periods at a fixed rate per day, and recognize revenue at the point of time or overtime whenever the service requirement is satisfied.

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

Uncertain Tax Positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2022, 2023 and 2024. As of December 31, 2023 and 2024, we did not have any significant unrecognized uncertain tax positions.

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

For the years ended December 31, 2022, 2023 and 2024, we recognized RMB18.8 million, RMB22.7 million and nil impairment loss on goodwill.

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

B. Liquidity and Capital Resources

Historically, we funded our operations primarily through cash generated from our operating activities, bank borrowings and financing from related parties and shareholders. As of December 31, 2023 and 2024, we had RMB227.0 million and RMB 220.7 million (US$30.2 million), respectively, in cash and cash equivalents. As of December 31, 2024, our cash of RMB4.9 million (US$0.7 million) and RMB215.8 million (US$29.6 million) were held in China and in the Cayman Islands, respectively. Our cash primarily consists of cash in banks or other financial institutions which are unrestricted as to withdrawal or use. As of December 31, 2023 and 2024, we had short-term bank borrowings of RMB74.0 million and RMB84.0 million (US$11.5 million), respectively. Our bank borrowings were secured by (i) the pledge of the buildings we own and the land use right we have, and (ii) personal guarantees from related parties. As of December 31, 2024, we had net working capital of RMB123.5 million (US$16.9 million).

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

Cash Flows

The following table presents our selected consolidated statements of cash flows for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flows:
Net cash provided by/(used in) operating activities from continuing operations	41,342	(66,909)	(18,322)	(2,510)
Net cash (used in)/provided by operating activities from discontinued operation	(374)	7,710	-	-
Net cash used in investing activities from continuing operations	(1,140)	(7,576)	(554)	(76)
Net cash provided by investing activities from discontinued operation	684	-	-	-
Net cash (used in)/provided by financing activities from continuing operations	(11,400)	51,856	8,750	1,199
Net cash provided by/(used in) financing activities from discontinued operation	181	(7,773)	-	-
Effect of exchange rate changes on cash and cash equivalents	18,057	2,970	3,810	522
Net increase/(decrease) in cash and cash equivalents	47,350	(19,722)	(6,316)	(865)
Cash and cash equivalents at the beginning of year	199,412	246,762	227,040	31,104
Cash and cash equivalents at the end of year	246,762	227,040	220,724	30,239
Less: cash and cash equivalents of discontinued operations at the end of year	491	-	-	-
Cash and cash equivalents of continuing operations at the end of year	246,271	227,040	220,724	30,239

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

In 2024, we had net cash used in operating activities from continuing operations of RMB18.3 million (US$2.5 million) which is primarily attribute to net loss of RMB24.7 million (US$3.4 million) adjusted by depreciation and amortization of long-lived assets of RMB11.7 million (US$1.6 million) and changes in the working capital accounts mainly included a decrease in operating lease liabilities of RMB10.5 million (US$1.4 million) as the Group entered into new leases in 2024 and prepaid rental fees, an increase in amounts due from a related parties of $6.8 million (US$0.9 million), partly offset by an increase in amounts due to Lianwai School of RMB8.9 million (US$1.2 million).

In 2023, we had net cash used in operating activities from continuing operations of RMB66.9 million which is primarily attribute to net loss of RMB127.0 million adjusted by impairment loss of goodwill of RMB22.7 million, provision for doubtful accounts of RMB65.1 million of receivables from Beijing S.K. and changes in the working capital accounts mainly included an increase in amounts due from Qingtian International School of RMB10.8 million due to deconsolidation, a decrease in amounts due to Lianwai School of RMB60.4 million due to repayment, partially offset by a decrease in prepayments and other current assets of RMB5.2 million and an increase in amounts due to a related party of $7.7 million.

In 2022, we had net cash provided by operating activities from continuing operations of RMB41.3 million which is primarily attribute to net loss of RMB8.1 million adjusted by impairment loss of goodwill of RMB18.8 million, and changes in the working capital accounts mainly included an increase in amounts due to Lianwai School of RMB54.6 million, partly offset by fair value change of contingent consideration of RMB22.9 million, a decrease in accrued liabilities and other current liabilities of RMB4.6 million, a decrease in lease payment liabilities of RMB3.9 million and a decrease in accounts payable of RMB3.6 million.

Investing activities

In 2024, we had net cash used in investing activities from continuing operations of RMB0.6 million (US$0.1 million), primarily attributable to (i) purchase of property and equipment and software of RMB0.3 million (US$40.8 thousand), and (ii) cash loss of disposal of non-controlling interests of RMB0.3 million (US$35.1 thousand), (iii) purchase of short-term investment of RMB0.2 million (US$ 23.3 thousand),and partly offset by proceeds from maturity of short-term investment of RMB0.2 million (US$ 23.3 thousand).

In 2023, we had net cash used in investing activities from continuing operations of RMB7.6 million, primarily attributable to (i) purchase of property and equipment and software of RMB2.2 million, and (ii) cash loss of disposal of Qingtian International School of RMB5.0 million, and (iii) cash loss of disposal of Chuangmei Weiye of RMB0.4 million.

In 2022, we had net cash used in investing activities from continuing operations of RMB1.1 million, primarily attributable to (i) purchase of short-term investment of RMB9.0 million, and (ii) purchase of property and equipment of RMB1.3 million, and partly offset by (i) proceeds from maturity of short-term investment of RMB9.0 million, and (ii) cash acquired from the purchase of Beijing P.X. of RMB0.2 million.

Financing activities

In 2024, we had net cash provided by financing activities from continuing operations of RMB8.8 million (US$1.2 million), primarily attributable to net proceeds from short-term bank borrowings amounting to RMB10.0 million (US$1.4 million) and repayments of long-term borrowings with banks of RMB1.3 million (US$0.2 million).

In 2023, we had net cash provided by financing activities from continuing operations of RMB51.9 million, primarily attributable to (i) proceeds from short-term borrowings with banks of RMB98.0 million, (ii) issuance of ordinary shares of RMB41.9 million to new individual investors, partly offset by (i) repayments of short-term borrowings with banks of RMB85.0 million and long-term borrowings with banks of RMB2.5 million, (ii) withdrawal of non-controlling shareholders of RMB0.5 million.

In 2022, we had net cash used in financing activities from continuing operations of RMB11.4 million, primarily attributable to repayments of short-term borrowings with banks of RMB116.5 million, partly offset by (i) proceeds from short-term borrowings with banks of RMB100.5 million and long-term borrowings with banks of RMB3.8 million and (ii) contributions from non-controlling interests of RMB0.9 million.

Capital Expenditure

We incurred capital expenditure of RMB1.3 million, RMB2.2 million and RMB0.3 million (US$40.8 thousand) in 2022, 2023 and 2024, respectively, primarily in connection with the purchase of educational equipment. We intend to fund our future capital expenditure through our existing cash balance, bank borrowings and other financing alternatives. We will continue to incur capital expenditure to support the growth of our and the VIEs’ business.

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

C. Research and Development

Not applicable.

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2024:

	Payment Due by Period
	Less than 1 year	2-3 years	Thereafter	Total
	(in RMB)
Amounts due to Affected Entity	-	173,046,163	-	173,046,163
Borrowings	84,000,000	-	-	84,000,000
Lease obligations	10,891,644	10,377,358	31,132,076	52,401,078
Total	94,891,644	183,423,521	31,132,076	309,447,241

Operating lease obligations consist of leases in relation to certain dormitory and school buildings for our daily operation.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of the annual report.

Name	Age	Position with the Company
Executive Directors and Officers:
Fen Ye	53	Director; Chairlady
Biao Wei	53	Director; Chief Executive Officer
Zhaoxiang Wei	29	Director
Guoliang Chen	57	Director
Zhifu Yang	43	Chief Financial Officer
Non-Executive Directors:
Teck Yong Heng	51	Independent Director
Yan Kit Lee	54	Independent Director

Executive Officers

Ms. Fen Ye, aged 53, is our founder and has served as our chairlady and director since September 2018. Ms. Fen Ye founded the Company in August 2001 by establishing Lishui Mengxiang. Since 2003, Ms. Fen Ye has served as a director, chairlady and legal representative of Lianwai School. Ms. Fen Ye served as a director of Liandu Foreign Language School Kindergarten from 2014 to 2018.

Mr. Biao Wei, aged 53, is the spouse of Ms. Fen Ye and has served as our director since September 2018. Mr. Biao Wei joined us in August 2001 as the general manager of Lishui Mengxiang. Mr. Wei has served as a director of Lianwai School since September 2002 and a director of Lishui Yuanmeng Training Company Limited since 2014. Mr. Biao Wei served as a director of Liandu Foreign Language School Kindergarten from 2014 to 2018. Mr. Biao Wei attended a professional program in fashion design at the Zhejiang Institute of Silk Textiles in the PRC from September 1988 to November 1991.

Mr. Zhaoxiang Wei, aged 29, is the son of Ms. Fen Ye and Mr. Biao Wei and has served as our director since December 2022 and the assistant general manager of Hangzhou Youxi since June 2023. Mr. Zhaoxiang Wei served as the assistant general manager of North Cedar Academy from February 2022 to July 2023. He served as the office assistant of Lianwai School from February 2021 to January 2022. He received his bachelor’s degree in language and literature from University of California, Los Angeles in March 2022.

Mr. Guoliang Chen, aged 57, has served as our director since December 2022. He has served as the director and principal of Lianwai School since September 2013. Mr. Chen has over 30 years of experience in the education industry and joined us in September 2013. From September 2012 to August 2013, he served as the principal of Liandu District Chuzhou High School. From September 2005 to August 2012, he served as the principal of Liandu District Meishan High School. From September 2002 to August 2005, he was the vice principal of Tianning High School. Prior to this, he worked as the director of educational and student affairs in Dayang Road School from September 1994 to August 2002. From February 1988 to August 1994, he was the division head of language education and research in Laozhu School for Ethnic Minorities (formerly known as Yeling High School). Mr. Chen obtained his bachelor’s degree from Zhejiang Education University in the PRC in June 1994. He graduated from Lishui Teachers Training College in the PRC in January 1988. He completed his master’s degree in education in Zhejiang Normal University in the PRC in September 2000. Mr. Chen was qualified as a senior high school teacher in November 2002. In September 2016, he was awarded the 26th Spring Silkworm Award by the Zhejiang Province Education Foundation. In August 2015, Mr. Chen was awarded 2014 Excellent Principal by Lishui Liandu District Education Bureau. In September 2012, he was awarded the first-class award on education quality management by Liandu District Education Bureau and Top 10 Education Role Model by the People’s Government of Lishui Liandu District. In January 2010, Mr. Chen was awarded 2008-2009 Lishui Education and Research Outstanding Individual. In August 2009, September 2011, September 2012 and August 2015, Mr. Chen was awarded the title of Liandu Excellent Educator. In September 2004, he was awarded as the 2003 Liandu District Excellent Teacher 2003 by Liandu District Education Bureau.

Mr. Zhifu Yang, 43, has over 15 years of work experience in financial accounting and financial management. Since October 2021, Mr. Yang has been acting as the chief financial officer in Beijing Pengxiang Tianxia Education Technology Co., Ltd. From October 2019 to October 2021, Mr. Yang worked in Zhi Jin Education Consulting Co., Ltd as the chief financial officer. Before entering into the vocational education industry, Mr. Yang has worked in a state-owned enterprise of China for about nine years, and a property management company for about three years, conducting financial accounting and financial management work. Mr. Yang received his bachelor’s degree in financial accounting from Renmin University of China.

Non-executive Directors

Mr. Teck Yong Heng, aged 51, has served as our independent director since September 30, 2020. Mr. Heng currently serves as the managing partner of C2Partners, or C-Squared Partners, a China focused consumer sector private equity fund. Before founding C-Squared Partners, he was the managing director in QianHai Fund of Funds (“Qianhai FoF”), where he led and recommended public and private equity direct investments in addition to commitments into private equity/venture capital funds. Prior to QianHai FoF, he worked at Temasek Holdings, Pavilion Capital, Arthur Andersen, Singapore Power and Cambridge Associates. Mr. Heng graduated from Nanyang Technological University with a bachelor’s degree in Accountancy (Honors). He is also an alumnus of Harvard Business School and attended its General Management Program. He is a Chartered Financial Analyst (CFA), Chartered Accountant (CA), Financial Risk Manager (FRM) and a member of Singapore Institute of Directors.

Mr. Yan Kit Lee, aged 54, has served as our independent director since September 30, 2020. Mr. Lee has served as a director of Bling TravelX Group Limited since May 2024. He was a director and chief executive officer of National Arts Travel Limited (principally engaged in providing travel related products), which is a subsidiary of National Arts Group Holdings Limited (“NA Group”) (HKEx Stock Code: 8228), since February 2019 and June 2018, respectively to March 2022. Mr. Lee was appointed as the chief operating officer of NA Group from May 2020 to January 2022. Since October 2020, Mr. Lee has also been a director of Skyyer MediaX Limited (principally engaged in provision of digital marketing, media relations and public relations services). Meanwhile, Mr. Lee has been an independent non-executive director (also a member of audit committee, remuneration committee and nomination committee) of C-Link Squared Limited (HKEx Stock Code: 1463) (principally engaged as outsourced document management services provider and related software application and enterprise software solutions developer) since March 2020. Mr. Lee was an independent non-executive director (also a member of audit committee and nomination committee, and the chairman of remuneration committee) of Landrich Holding Limited (HKEx Stock Code: 2132) (a contractor company having a long history of undertaking construction works in Hong Kong) from October 2020 to March 2023. Mr. Lee was a volunteer director of Sowers Action (Non-Governmental Organization) from October 2016 to October 2018, and has served as a vice chairman of its board of directors since October 2018. Mr. Lee has served as a founding director of Hong Kong Young Chief Officers’ Association since November 2017 and was appointed as the president of the external affairs committee in December 2018. Mr. Lee has also been awarded by Hong Kong Shue Yan University as an industrial advisor to the bachelor of business administration (honours) in digital marketing program since July 2020. Mr. Lee was successfully elected as the 5th “Outstanding Chinese Youth of the World” from Outstanding Chinese Culture Association in June 2020. Mr. Lee has over 20 years of abundant experience in the banking and financial industry as well as public relations and market strategy. Mr. Lee has served as the director of Hoyan Group International Limited since September 2016. Mr. Lee served as the president of SBG Holdings Limited (principally engaged in the operation of beauty medical centers) between September 2016 and September 2017 and the chief marketing officer of HKST Group Holdings Limited (principally engaged in travel services and education consultancy business) between September 2016 and May 2018. Prior to 2016, Mr. Lee worked at Dah Sing Bank Limited, Standard Chartered Bank (HK) Limited, DBS (Hong Kong) Limited, Wing Hang Bank Limited (currently known as OCBC Wing Hang Bank) and Sin Hua Bank Ltd., Hong Kong branch (currently known as Bank of China (Hong Kong) Limited). Mr. Lee obtained his Bachelor of Arts Degree (with a major in economics and a minor in psychology) from the University of Manitoba in May 1993 in Canada and a certificate of business management from Ryerson Polytechnic University in June 1996 in Canada. Mr. Lee also obtained a Master of Science Degree in financial management from the University of London in the United Kingdom in December 2000.

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

B. Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of approximately US$0.17 million in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For incentive share grants to our officers and directors, see “—Share Incentive Plan.”

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

Granted Options and Restricted Share Units For the fiscal year ended December 31, 2024, no options or restricted share units under the 2020 Equity Incentive Plan had been granted.

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

Audit Committee. Our audit committee consists of three directors, namely Mr. Teck Yong Heng, Mr. Yan Kit Lee and Mr. Guoliang Chen. The audit committee is chaired by Mr. Teck Yong Heng. Each of Mr. Teck Yong Heng and Mr. Yan Kit Lee satisfies the “independence” requirements under Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. Mr. Guoliang Chen is not considered an independent director as he was the director and principal of Lianwai School within the last three years, which was historically controlled and consolidated by Liandu WFOE through a series of contractual arrangements but was deconsolidated commencing from September 1, 2021. We rely on the exemption provided by Rule 10A-3(b)(1)(iv)(D) under the Exchange Act. Mr. Guoliang Chen is a non-voting member of our audit committee and only has observer status on our audit committee. Based on our assessment, Mr. Chen’s membership does not materially adversely affect the ability of the audit committee to act independently or to satisfy other requirements of Rule 10A-3 under the Exchange Act. We have determined that Mr. Teck Yong Heng qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of three members, namely Mr. Teck Yong Heng, Mr. Yan Kit Lee and Mr. Guoliang Chen. The compensation committee is chaired by Mr. Yan Kit Lee. Each of Mr. Teck Yong Heng and Mr. Yan Kit Lee satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market. Having Mr. Guoliang Chen as a member of our compensation committee, we follow our home country practice in lieu of Nasdaq Rule 5605(d)(2) which provides that each member of the compensation committee must be an independent director as defined under Nasdaq Rule 5605(a)(2). Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of three directors, namely Mr. Teck Yong Heng, Mr. Yan Kit Lee and Mr. Guoliang Chen. The nominating and corporate governance committee is chaired by Mr. Teck Yong Heng. Each of Mr. Teck Yong Heng and Mr. Yan Kit Lee satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market. Having Mr. Guoliang Chen as a member of our nominating and corporate governance committee, we follow our home country practice in lieu of Nasdaq Rule 5605(e)(1)(B) which provides that each member of the nominating and corporate governance must be an independent director as defined under Nasdaq Rule 5605(a)(2). The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

We and the VIEs had 272, 197 and 192 full-time employees as of December 31, 2022, 2023 and 2024, respectively. The decrease in the numbers of the full-time employees was primarily due to the change of scope of the VIEs. See “Item 4. Information on the Company—A. History and Development of the Company.” None of the employees in Lishui International School is represented by a labor union. We and the VIEs have not experienced any work stoppages, and consider our relations with the employees and the labor union to be good. The following table sets forth the number of our full-time employees categorized by function as of December 31, 2024:

Function	Number of Employees
Executive Directors and senior management	7
Teachers	94
Counselors	3
Administrative staff	45
Campus security	0
Accounting and finance staff	14
Supporting staff	29
Total	192

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

E. Share Ownership

Please refer to “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “—B. Compensation—Share Incentive Plan.”

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table presents information regarding the beneficial ownership of our ordinary shares as of March 31, 2025 by:

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

The percentage of beneficial ownership of our ordinary shares is based on 1,871,667,000 Class A ordinary shares and 45,000,000 Class B ordinary shares outstanding immediately as of March 31, 2025.

	Class A Ordinary Shares	Percentage of Beneficial Ownership of Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Beneficial Ownership of Class B Ordinary Shares	Percentage of Aggregate Voting Power**
Name of Beneficial Owner	Number	%(2)	Number	%(3)%
Directors and Executive Officers(1)
Fen Ye	2,500,000	*	45,000,000	100.0%	82.8%
Biao Wei(4)	-	-	-	-	-
Zhaoxiang Wei(5)	-	-	-	-	-
Guoliang Chen	-	-	-	-	-
Zhifu Yang	-	-	-	-	-
Teck Yong Heng	-	-	-	-	-
Yan Kit Lee	-	-	-	-	-
All directors and executive officers as a group:	2,500,000	*	45,000,000	100.0%	82.8%
Principal Shareholders
Mengxiang Holdings(6)			45,000,000	100.0%	82.8%
Lianwai Holdings Co., Ltd.(7)	2,500,000	*	-	-	*
Mengxiang Investment Co., Ltd.(8)	2,500,000	*	-	-	*

Notes:

*	Less than 1%.

**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our outstanding Class A ordinary shares and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of Class B ordinary shares is entitled to 200 votes per share, and while on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders.

(1)	The address of our directors and executive officers is, No. 818 Hua Yuan Street, Liandu District, Lishui City, Zhejiang Province, 323000, the PRC.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2025, by the sum of (i) 1,871,667,000 which is the total number of Class A ordinary shares outstanding as of March 31, 2025, and (ii) the number of Class A ordinary shares such person or group has the right to acquire within 60 days after March 31, 2025.

(3)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2025, by the sum of (i) 45,000,000 which is the total number of Class B ordinary shares outstanding as of March 31, 2025, and (ii) the number of Class B ordinary shares such person or group has the right to acquire within 60 days after March 31, 2025.

(4)	Mr. Biao Wei is the spouse of Ms. Fen Ye.

(5)	Mr. Zhaoxiang Wei is the son of Ms. Fen Ye and Mr. Biao Wei.

(6)	A British Virgin Islands company which is wholly-owned and controlled by Ms. Fen Ye. The registered office of Mengxiang Holdings is at Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town Tortola, British Virgin Islands.

(7)	A British Virgins Islands company which is wholly-owned and controlled by Ms. Hong Ye. The registered office of Lianwai Holdings Co., Ltd. is at Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(8)	A British Virgin Islands company which is wholly-owned and controlled by Ms. Fen Ye. The registered office of Mengxiang Investment Co., Ltd. is at Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

On August 25, 2023, we entered into a share subscription agreement with each of Xiaoxiong Li, Haibin Gong, Yiqiang Dong, Huafeng Hong, Kin Mang Kung, Shulin Gong, Kim Tuk Yeung, Qunzhu Dong, Jinglong Hong and Canghai Hong, pursuant to which we agreed to issue and sell to such individual investors a total of 50,000,000 ordinary shares (now redesignated as Class A ordinary shares) of the Company with a par value of US$0.0001 each, in the aggregate consideration of US$6,000,000. Additionally, we filed a registration statement with the SEC covering the resale of the ADSs representing the ordinary shares (now redesignated as Class A ordinary shares) that would be issued to such investors under the Purchase Agreements. After such registration statement was declared effective by the SEC and a final prospectus in connection therewith was filed and the other conditions set forth in the Purchase Agreements were satisfied, we issued and sold the 50,000,000 ordinary shares (now redesignated as Class A ordinary shares) to be represented by ADSs to the investors and the transaction was closed on October 6, 2023.

On November 28, 2024, we entered into a share subscription agreement with each of Jong Tchun Jin, Chong Juinn Hui, Kon Chee Thong, Ong Sin Leong, Man Ken Toh, Vun Siong Wee, Law Kok Leong, Raymond Wee Hian Sen, Chai Kueh Sin, Wong Siong Yee and Siaw Ting Liang (collectively, the “2024 Purchase Agreements”), pursuant to which we agreed to issue and sell to such individual investors a total of 1,800,000,000 Class A ordinary shares with a par value of US$0.0001 each of the Company, in the aggregate consideration of US$34,200,000. Additionally, we filed a registration statement with the SEC covering the resale of the ADSs representing the Class A ordinary shares that would be issued to such investors under the 2024 Purchase Agreements. After such registration statement was declared effective by the SEC and a final prospectus in connection therewith was filed and the other conditions set forth in the Purchase Agreements were satisfied, we issued and sold the 1,800,000,000 Class A ordinary shares to be represented by ADSs to the investors and the transaction was closed in early 2025.

As of March 31, 2025, a total of 1,866,667,000 ordinary shares were held by one record holder in the United States in the form of ADSs, representing 97.4% of our total outstanding shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Lease agreements with related parties

We and the VIEs lease the school buildings and the related properties and facilities to Liandu Foreign Language School Kindergarten. In 2022, 2023 and 2024, our rental income from related parties was RMB0.8 million and RMB0.8 million and RMB0.8 million, respectively.

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims during the course of our and the VIEs’ business. We have been involved in two legal proceedings during the fiscal year of 2024, which, in the opinion of our management, has or is likely to have a material adverse effect on our and the VIEs’ business, financial condition or results of operations.

On October 12, 2023, Langfang School received a court notice from the People’s Court of Anci District, Langfang City, Hebei Province that Hebei Technical College of Petroleum Profession (河北石油职业技术学院) (“Hebei Petroleum College”), as the plaintiff, had filed a complaint in relation to its contractual dispute against Langfang School and Beijing S.K.’s affiliates. On December 18, 2023, Langfang School received the first-instance judgment, pursuant to which the court ruled that Langfang School should, within ten days after the effectiveness of the judgment, pay the plaintiff overdue rental expenses of RMB25,235,000 for the period from January 1, 2022 to August 31, 2023, and continue to pay rent for the period from September 1, 2023 to the date when the lease is terminated. Langfang School filed for a second-instance lawsuit on December 19, 2023. A trial for cross-examination was held on January 31, 2024. On April 19, 2024, Langfang School received the final judgment that it would not need to pay rental expenses for the period from January 1, 2022 to August 31, 2023 or the period after September 1, 2023, but should vacate the premises in relation to the dispute by July 30, 2024. To continue using the premises and facilities, Langfang School entered into a cooperation agreement with Hebei Petroleum College on July 31, 2024, in which it was agreed that Langfang School could continue to use the facilities of the southern campus of Hebei Petroleum College for operating vocational education, for six years from July 31, 2024 to July 30, 2030, and Langfang School would pay Hebei Petroleum College RMB11,000,000 each year, subject to certain fees adjustment arrangements.

On December 18, 2023, Lishui Mengxiang, as applicant, filed an arbitration application against Beijing S.K. and its affiliates, as respondents in relation to the breach of the investment cooperation agreement entered into between the two parties on July 27, 2021 and a series of investment supplemental agreement entered into between the two parties during 2022 and 2023. The main arbitration claim was to request the respondents to pay the contracted amount of RMB72.41 million and liquidated damages of RMB20 million. On April 3, 2025, the Beijing Arbitration Commission rendered a final award granting the applicant’s main arbitration claim. As of the date of this annual report, Lishui Mengxiang has not yet received the aforementioned amount.

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

B. Memorandum and Articles of Association

We were incorporated as an exempted company with limited liability in the Cayman Islands on September 6, 2018. Our affairs are currently governed by our third amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, or the Companies Act in this section, and the common law of the Cayman Islands.

As of the date of the annual report, our authorized share capital is US$2,000,000 divided into (i) 19,700,000,000 Class A ordinary shares of a par value of US$0.0001 each, (ii) 100,000,000 Class B ordinary shares of a par value of US$0.0001 each, and (iii) 200,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with our articles of association, as amended or substituted from time to time. As of the date of the annual report, there are 1,871,667,000 Class A ordinary shares and 45,000,000 Class B ordinary shares issued and outstanding. All of our issued and outstanding ordinary shares are fully paid. All options, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met.

We have adopted a third amended and restated memorandum and articles of association, which became effective after annual general meeting on November 18, 2024.

The following are summaries of material provisions of our third amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read our third amended and restated memorandum and articles of association, which has been filed as Annex A to Exhibit 99.1 to our Form 6-K filed with the SEC on November 1, 2024.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. As set forth in article 3 of our memorandum and articles of association, the objects for which our company is established are unrestricted.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Board of Directors” and “Item 6. Directors, Senior Management and Employees—C. Board Practices—Terms of Directors and Officers.”

Ordinary Shares

General. Our authorized share capital is US$2,000,000 divided into (i) 19,700,000,000 Class A ordinary shares of a par value of US$0.0001 each, (ii) 100,000,000 Class B ordinary shares of a par value of US$0.0001 each, and (iii) 200,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with our articles of association, as amended or substituted from time to time. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Conversion. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Any number of Class B ordinary shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A ordinary shares upon the occurrence of any of the following: (a) any direct or indirect sale, transfer, assignment or disposition of such number of Class B ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person that is neither an affiliate of such holder nor another holder of Class B ordinary shares or an affiliate of such another holder; or (b) any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B ordinary shares that is an entity to any person that is neither an affiliate of such holder nor another holder of Class B ordinary shares or an affiliate of such holder.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

Voting Rights. Each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall entitle the holder thereof to two hundred (200) votes on all matters subject to vote at general meetings of the Company. Voting at any shareholders’ meeting is by show of hands of shareholders who are present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative, unless a poll is demanded.

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

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each calendar year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

Transfer of Ordinary Shares. Subject to any applicable restrictions set forth in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by the Nasdaq Global Market or in another form that our directors may approve.

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

Liquidation. Subject to any future shares which are issued with specific rights, (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise, and (2) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the share capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them.

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

Calls on Ordinary Shares and Surrender of Ordinary Shares. Subject to our memorandum and articles of association and to the terms of allotment our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment.

The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by either our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders.

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

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by at least a two-thirds majority of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of the shares of that class.

The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charge, and any special resolution passed by our shareholders). The Registrar of Companies of the Cayman Islands shall make available the list of the names of the current directors of the Company (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person. However, we will provide our shareholders with annual audited financial statements.

Issuance of Additional Shares. Our memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

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

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC our registration statement on Form F-1, as amended, to register our ordinary shares (now redesignated as Class A ordinary shares) in relation to our initial public offering. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-249010) to register the ADSs.

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

Credit and concentration risk

Financial instruments, including cash and cash equivalents, short-term investments, prepayments and accounts receivable, potentially subject us to credit risks. As of December 31, 2024, our cash and cash equivalents were held by reputable financial institutions with high-credit ratings and quality. As a result, we do not have significant credit risk associated with the cash and cash equivalents and short-term investments. We do not have significant concentrations of credit risk associated with prepayments. We have not experienced any significant recoverability issue with respect to our accounts receivable and periodically evaluate the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based on the age of receivables as well as other factors.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

As an ADS holder, you will be required to pay the following under the terms of the deposit agreement:

Service		Fees
(1)	Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to Class A ordinary shares ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares)	Up to U.S.$5.00 per 100 ADSs issued
(2)	Cancelation of ADSs (e.g., a cancelation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary shares ratio, or for any other reason)	Up to U.S.$5.00 per 100 ADSs canceled
(3)	Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S.$5.00 per 100 ADSs held
(4)	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S.$5.00 per 100 ADSs held
(5)	Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S.$5.00 per 100 ADSs held
(6)	ADS Services	Up to U.S.$5.00 per 100 ADSs held on the applicable record date(s) established by the depositary
(7)	Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) transferred
(8)	Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) transferred

As an ADS holder, you will also be responsible to pay certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;

●	the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

●	certain cable, telex and facsimile transmission and delivery expenses;

●	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

●	the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and

●	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. For the year ended December 31, 2024, we did not receive any payment from the depositary in reimbursements relating to the establishment and maintenance of the ADS program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to (i) the registration statement on Form F-1, as amended (File Number: 333-248691) in relation to our initial public offering of 3,333,400 ADSs representing 16,667,000 ordinary shares (now redesignated as Class A ordinary shares), at an initial offering price of US$9.25 per ADS. AMTD Global Markets Limited and Loop Capital Markets LLC were the representatives of the underwriters for our initial public offering.

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

From the period from September 30, 2020, the date that the Form F-1 was declared effective by the SEC, to December 31, 2024, we had not used any of the net proceeds received from our initial public offering. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

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

Based on that evaluation, our management concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting using the criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that the material weaknesses identified for the year ended December 31, 2020 has been remediated, the internal control over financial reporting was effective as of December 31, 2022, 2023 and 2024.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s independent registered public accounting firm because we qualify as an emerging growth company as such term is defined in the JOBS Act as of December 31, 2024.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified in connection with certain professional services rendered by WWC, P.C., our independent registered public accounting firm for the fiscal year ended December 31, 2022, and Audit Alliance LLP, our independent registered public accounting firm for the fiscal years ended December 31, 2023 and 2024. We did not pay any other fees to our auditors during the periods indicated below.

	For the year ended December 31,
	2022	2023	2024
Audit fees (1)	RMB1,862,244 (US$270,000)	RMB3,088,457 (US$435,000)	RMB2,189,790 (US$300,000)
Tax fees (2)

(1)	“Audit fees” represent the aggregate fees for professional services rendered by our principal auditors for the review of our interim consolidated financial statements, the audit of our annual consolidated financial statements and/or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Tax fees” represent the aggregate fees for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

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

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our audit committee consists of three members (two of whom are independent directors and one of whom is an executive director). Mr. Guoliang Chen on the audit committee is not considered an independent director as he was the principal of Lianwai School within the last three years, which was historically controlled and consolidated by Liandu WFOE through a series of contractual arrangements but was deconsolidated commencing from September 1, 2021. We rely on the exemption provided by Rule 10A-3(b)(1)(iv)(D) under the Exchange Act. Mr. Guoliang Chen is a non-voting member of our audit committee and only has observer status on our audit committee. Based on our assessment, Mr. Chen’s membership does not materially adversely affect the ability of the audit committee to act independently or to satisfy other requirements of Rule 10A-3 under the Exchange Act.

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

We provided WWC, P.C. and Audit Alliance LLP with a copy of the foregoing disclosure, and requested that each of WWC, P.C. and Audit Alliance LLP furnish us with a letter addressed to the SEC stating whether it agrees with the above statements that relate to them, and if not, stating the respects in which it does not agree. We have received the requested letters from Audit Alliance LLP and WWC, P.C., copies of which are included as Exhibit 15.3 and Exhibit 15.5 to the annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on May 15, 2024.

ITEM 16.G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, as a foreign private issuer, we are allowed to follow the corporate governance practices of our home country, or apply certain exemptions available for foreign private issuers. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we have relied on and intend to continue to rely on some of our home country practices for corporate governance matters. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

We rely on the exemption available to foreign private issuers for the requirement under Nasdaq Rule 5605(c)(2)(A)(i) that each member of the audit committee must be an independent director as defined under Nasdaq Rule 5605(a)(2). Mr. Guoliang Chen, who is not an independent director as defined under Nasdaq Rule 5605(a)(2), acts as a non-voting member of our audit committee and has only observer status on our audit committee.

We also relied on our home country practice in lieu of the provisions of Nasdaq Rule 5635(d), and did not obtain shareholder approval in our private placements in 2023 and 2024. Nasdaq Rule 5635(d) provides that shareholder approval is required prior to a 20% Issuance at a price that is less than the Minimum Price, and that for the purposes of this rule:

(A)	“Minimum Price” means a price that is the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement; and

(B)	“20% Issuance” means a transaction, other than a public offering as defined in IM-5635-3, involving the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock), which alone or together with sales by officers, directors or Substantial Shareholders of the Company, equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance.

We follow our home country practice in lieu of Nasdaq Rule 5605(d)(2) which provides that each member of the compensation committee must be an independent director as defined under Nasdaq Rule 5605(a)(2). Mr. Guoliang Chen, who is not an independent director as defined under Nasdaq Rule 5605(a)(2), acts as a member of our compensation committee.

We also follow our home country practice in lieu of Nasdaq Rule 5605(e)(1)(B) which provides that each member of the nominating and corporate governance must be an independent director as defined under Nasdaq Rule 5605(a)(2). Mr. Guoliang Chen, who is not an independent director as defined under Nasdaq Rule 5605(a)(2), acts as a member of our nominating and corporate governance committee.

Further, we follow our home country practice in lieu of Nasdaq Rule 5605(b)(1) which provides that a majority of the members of our board of directors are not independent directors. Only two out of five directors in our board of directors are independent directors.

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

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J. Insider trading policies

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by our directors, officers, employees, designated consultants and contractors that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us. Our Insider Trading Policy has been filed as Exhibit 11.2 to this annual report.

ITEM 16.K. Cybersecurity

Risk management and strategy

We identify, assess and manage any material risks from cybersecurity threats through the following measures, which have been integrated into our Code of Business Conduct and Ethics (the “Code”):

●	We reserve the right to monitor or review any and all data and information contained on any employee’s or officer’s computer or other electronic device issued by us. In addition, we reserve the right to monitor or review an employee’s or officer’s use of the Internet, Company Intranet and Company e-mail or any other electronic communications without prior notice.

●	Access to Company systems will be revoked and disciplinary action may be taken in the event that such systems are used to commit illegal acts, or to violate the non-discrimination, harassment, pornography, solicitation or proprietary information terms of this Code, or any other terms of this Code.

●	In order to maintain systems integrity and protect the Company network, no employee or officer should divulge any passwords used to access any Company computer or database. Any suspected breach of the Company’s network security systems should be reported to a responsible supervisor or appropriate internal authority immediately.

●	All employees and officers should refrain from using or distributing software that may damage or disrupt the Company’s work environment by transmitting a virus or conflicting with Company systems. No employee or officer should engage in the unauthorized use, copying, distribution or alteration of computer software whether obtained from outside sources or developed internally. All software, including “shareware,” contains terms of use that must be adhered to.

We do not engage any assessors, consultants, auditors, or other third parties in connection with any of our cybersecurity risk management processes.

As of the date of this annual report, we have not experienced any cybersecurity incidents or any other risks from cybersecurity threats, that have materially affected or are reasonably likely to materially affect us, our business strategy, results of operations, or financial condition.

Governance

Our board of directors has oversight responsibility for the Company’s overall risk management, including cybersecurity risk. Our executive officers oversee the overall processes to safeguard data and comply with relevant regulations and will report material cybersecurity incidents to the board. Our executive officers have limited experience in the area of cybersecurity, but where necessary in the view of the Company’s executive officers, the Company will consult with external advisers to manage and remediate any cybersecurity incidents.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Lixiang Education Holding Co., Ltd., its subsidiaries and its consolidated Variable Interest Entities are included at the end of this annual report on Form 20-F.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Annex A to Exhibit 99.1 to the Form 6-K filed with the Securities and Exchange Commission on November 1, 2024)

2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.6)

2.2*	Registrant’s Specimen Certificate for Class A Ordinary Shares.

2.3	Form of Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares (incorporated herein by reference to Exhibit (a) to the Pre-Effective Amendment No. 1 to Form F-6 registration statement (File No. 333-249010), filed with the Securities and Exchange Commission on September 30, 2020)

2.4	Form of Amendment No. 1 to Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares (incorporated herein by reference to Exhibit (a)(i) to the Post-Effective Amendment No. 1 to Form F-6 registration statement (File No. 333-249010), filed with the Securities and Exchange Commission on December 15, 2023)

2.5	Form of Amendment No. 2 to Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares (incorporated herein by reference to Exhibit (a)(i) to the Post-Effective Amendment No. 2 to Form F-6 registration statement (File No. 333-249010), filed with the Securities and Exchange Commission on September 13, 2024)

2.6	Form of Amendment No. 3 to Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares (incorporated herein by reference to Exhibit (a)(i) to the Post-Effective Amendment No. 3 to Form F-6 registration statement (File No. 333-249010), filed with the Securities and Exchange Commission on November 18, 2024)

2.7*	Description of securities of the Registrant registered under Section 12 of the Securities Exchange Act of 1934

4.1	2020 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.2	Form of Restricted Share Agreement (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.3	Form of Option Agreement (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.4	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.5	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.6	English translation of Business Cooperation Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School, Zhejiang Lishui Mengxiang Education Development Co., Ltd., Ye Fen, Ye Fang and Ye Hong dated October 13, 2018 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.7	English translation of Supplemental Agreement of Business Cooperation Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd., and Ye Fen, Ye Fang and Ye Hong dated November 29, 2018 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.8	English translation of Exclusive Technical Service and Business Consulting Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd. and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.9	English translation of Supplemental Agreement of Exclusive Technical Service and Business Consulting Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd. and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.10	English translation of the Second Supplemental Agreement of Exclusive Technical Service and Business Consulting Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd. and Liandu Foreign Languages School, and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated March 29, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.11	English translation of Exclusive Call Option Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong, and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.12	English translation of Supplemental Agreement of Exclusive Call Option Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong, and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.13	English translation of Equity Pledge Agreement, among Ye Fen, Ye Fang, Ye Hong, and Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Zhejiang Mengxiang Consulting Services Co., Ltd. dated October 13, 2018. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.14	English translation of Supplemental Agreement of the Equity Pledge Agreement, among Ye Fen, Ye Fang, Ye Hong and Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Zhejiang Mengxiang Consulting Services Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.15	English translation of Proxy Agreement for Shareholders granted by Ye Fen, Ye Fang and Ye Hong to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.16	English translation of Supplemental Agreement of the Proxy Agreement for Shareholders granted by Ye Fen, Ye Fang and Ye Hong to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.17	English translation of Power of Attorney granted by Ye Fen to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.18	English translation of Power of Attorney granted by Ye Fang to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.19	English translation of Power of Attorney granted by Ye Hong to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.20	English translation of Proxy Agreement for School’s Sponsors and Directors, granted by Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Ye Fen, Wei Biao, Ye Fang, Ye Hong, Chen Guoliang and Shi Jixing, to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School, dated October 13, 2018 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.21	English translation of Supplemental Agreement of the Proxy Agreement for School’s Sponsors and Directors granted by Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Ye Fen, Wei Biao, Ye Fang, Ye Hong, Chen Guoliang and Shi Jixing, to Zhejiang to Mengxiang Consulting Services Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School, dated November 29, 2018 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.22	English translation of Power of Attorney for the School’s Sponsor granted by Zhejiang Lishui Mengxiang Education Development Co., Ltd. to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.23	English translation of Power of Attorney granted by Ye Fen to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.24	English translation of Power of Attorney granted by Wei Biao to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.25	English translation of Power of Attorney granted by Ye Fang to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.26	English translation of Power of Attorney granted by Ye Hong to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.27	English translation of Power of Attorney granted by Chen Guoliang to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.28	English translation of Spouse Undertaking, granted by Wei Biao, the spouse of Ye Fen, to Ye Fen regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd., dated November 29, 2018 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.29	English translation of Spouse Undertaking, granted by Chen Jianjun, the spouse of Ye Fang, to Ye Fang regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.30	English translation of Spouse Undertaking, granted by Ji Hongfeng, the spouse of Ye Hong, to Ye Hong regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.31	English translation of Loan Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. and Zhejiang Lishui Mengxiang Education Development Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School dated October 13, 2018 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.32	English translation of Supplemental Agreement of Loan Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. and Zhejiang Lishui Mengxiang Education Development Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.33	English translation of the Equity Transfer Agreement, between Zhejiang Mengxiang Consultancy Services Co., Ltd., Gamefield Hong Kong Limited and Li Qiang dated January 27, 2021 (incorporated herein by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 30, 2021)

4.34	English translation of the Investment Cooperation Agreement, between Lishui Mengxiang, Beijing S.K. and certain other parties affiliated with Beijing S.K. regarding the acquisition of the controlling stake in Beijing S.K. dated July 27, 2021 (incorporated herein by reference to Exhibit 4.34 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.35	English translation of the Sponsorship Interest Transfer Agreement, between Lishui Mengxiang and Qingtian Zhongyi Education Investment regarding the acquisition of 100% of the sponsorship interest of Qingtian International School dated August 18, 2021 (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.36	English translation of the Investment Cooperation Agreement, between Lishui Mengxiang and Beijing R.R.Z. regarding the formation of Beijing Xinxiang dated January 18, 2022 (incorporated herein by reference to Exhibit 4.36 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.37	English translation of Supplementary Agreement of the Investment Cooperation Agreement, between Lishui Mengxiang, Beijing S.K., Beijing P.X. and certain other parties affiliated with Beijing S.K. regarding the partial conversion of the previously issued convertible debt dated April 18, 2022 (incorporated herein by reference to Exhibit 4.37 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.38	English translation of Acknowledgment Agreement of Contractual Agreements, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. And certain other parties dated April 20, 2022 (incorporated herein by reference to Exhibit 4.38 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.39	English translation of the Business Cooperation Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated April 20, 2022 (incorporated herein by reference to Exhibit 4.39 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.40	English translation of the Exclusive Technical Service and Business Consulting Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. Qingtian Overseas Chinese International School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated April 20, 2022 (incorporated herein by reference to Exhibit 4.40 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.41	English translation of Exclusive Call Option Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui herein Mengxiang Education Development Co., Ltd. and certain other parties dated April 20, 2022 (incorporated by reference to Exhibit 4.41 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.42	English translation of the Equity Pledge Agreement, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong dated April 20, 2022 (incorporated herein by reference to Exhibit 4.42 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.43	English translation of the Proxy Agreement for Shareholders, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong dated April 20, 2022 (incorporated herein by reference to Exhibit 4.43 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.44	English translation of the Power of Attorney signed by Ye Fen as a shareholder dated April 20, 2022 (incorporated herein by reference to Exhibit 4.44 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.45	English translation of the Power of Attorney signed by Ye Fang as a shareholder dated April 20, 2022 (incorporated herein by reference to Exhibit 4.45 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.46	English translation of the Power of Attorney signed by Ye Hong as a shareholder dated April 20, 2022 (incorporated herein by reference to Exhibit 4.46 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.47	English translation of the Proxy Agreement for School’s Sponsor and Council Members, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated April 20, 2022 (incorporated herein by reference to Exhibit 4.47 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.48	English translation of the Power of Attorney for School’s Sponsor signed by Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated April 20, 2022 (incorporated herein by reference to Exhibit 4.48 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.49	English translation of the Power of Attorney signed by Ye Fen as a council member dated April 20, 2022 (incorporated herein by reference to Exhibit 4.49 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.50	English translation of the Power of Attorney signed by Ye Hong as a council member dated April 20, 2022 (incorporated herein by reference to Exhibit 4.50 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.51	English translation of the Power of Attorney signed by Ye Fang as a council member dated April 20, 2022 (incorporated herein by reference to Exhibit 4.51 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.52	English translation of the Power of Attorney signed by Li Haibo as a council member dated April 20, 2022 (incorporated herein by reference to Exhibit 4.52 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.53	English translation of the Power of Attorney signed by Yao Jianwei as a council member dated April 20, 2022 (incorporated herein by reference to Exhibit 4.53 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.54	English translation of the Spouse Undertaking signed by Wei Biao dated April 20, 2022 (incorporated herein by reference to Exhibit 4.54 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.55	English translation of the Spouse Undertaking signed by Chen Jianjun dated April 20, 2022 (incorporated herein by reference to Exhibit 4.55 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.56	English translation of the Spouse Undertaking signed by Ji Hongfeng dated April 20, 2022 (incorporated herein by reference to Exhibit 4.56 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.57	English translation of the Loan Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Qingtian Overseas Chinese International School dated April 20, 2022 (incorporated herein by reference to Exhibit 4.57 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.58	English translation of the Supplemental Agreement on the Transfer of the Target Company with Beijing S.K., Beijing P.X. and certain other parties, in respect of the confirmation on consolidating Beijing P.X. into the 2022 consolidated financial statements dated April 24, 2022 (incorporated herein by reference to Exhibit 4.58 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.59	English translation of the Business Cooperation Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated January 31, 2023 (incorporated by reference to Exhibit 4.59 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.60	English translation of the Exclusive Technical Service and Business Consulting Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. Qingtian Overseas Chinese International School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated January 31, 2023 (incorporated by reference to Exhibit 4.60 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.61	English translation of Exclusive Call Option Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated January 31, 2023 (incorporated by reference to Exhibit 4.61 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.62	English translation of the Equity Pledge Agreement, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen and Ye Hong dated January 31, 2023 (incorporated by reference to Exhibit 4.62 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.63	English translation of the Proxy Agreement for Shareholders, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen and Ye Hong dated January 31, 2023 (incorporated by reference to Exhibit 4.63 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.64	English translation of the Power of Attorney signed by Ye Fen as a shareholder dated January 31, 2023 (incorporated by reference to Exhibit 4.64 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.65	English translation of the Power of Attorney signed by Ye Hong as a shareholder dated January 31, 2023 (incorporated by reference to Exhibit 4.65 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.66	English translation of the Proxy Agreement for School’s Sponsor and Council Members, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated January 31, 2023 (incorporated by reference to Exhibit 4.66 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.67	English translation of the Power of Attorney for School’s Sponsor signed by Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated January 31, 2023 (incorporated by reference to Exhibit 4.67 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.68	English translation of the Power of Attorney signed by Ye Fen as a council member dated January 31, 2023 (incorporated by reference to Exhibit 4.68 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.69	English translation of the Power of Attorney signed by Li Haibo as a council member dated January 31, 2023 (incorporated by reference to Exhibit 4.69 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.70	English translation of the Power of Attorney signed by Ye Jun as a council member dated January 31, 2023 (incorporated by reference to Exhibit 4.70 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.71	English translation of the Power of Attorney signed by Yan Yaomin as a council member dated January 31, 2023 (incorporated by reference to Exhibit 4.71 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.72	English translation of the Power of Attorney signed by Liu Fenghua as a council member dated January 31, 2023 (incorporated by reference to Exhibit 4.72 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.73	English translation of the Spouse Undertaking signed by Wei Biao dated January 31, 2023 (incorporated by reference to Exhibit 4.73 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.74	English translation of the Spouse Undertaking signed by Ji Hongfeng dated January 31, 2023 (incorporated by reference to Exhibit 4.74 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.75	English translation of the Loan Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Qingtian Overseas Chinese International School dated January 31, 2023 (incorporated by reference to Exhibit 4.75 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.76	English translation of the Business Cooperation Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Langfang City Rail Transit Technical School, Beijing Pengxiang Tianxia Education Technology Co., Ltd., Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated March 28, 2023 (incorporated by reference to Exhibit 4.76 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.77	English translation of the Exclusive Technical Service and Business Consulting Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Langfang City Rail Transit Technical School and Beijing Pengxiang Tianxia Education Technology Co., Ltd. dated March 28, 2023 (incorporated by reference to Exhibit 4.77 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.78	English translation of Exclusive Call Option Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Langfang City Rail Transit Technical School, Beijing Pengxiang Tianxia Education Technology Co., Ltd., Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated March 28, 2023 (incorporated by reference to Exhibit 4.78 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.79	English translation of the Equity Pledge Agreement, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Beijing Pengxiang Tianxia Education Technology Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen and Ye Hong dated March 28, 2023 (incorporated by reference to Exhibit 4.79 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.80	English translation of the Proxy Agreement for Shareholders, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Beijing Pengxiang Tianxia Education Technology Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen and Ye Hong dated March 28, 2023 (incorporated by reference to Exhibit 4.80 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.81	English translation of the Power of Attorney executed by Zhejiang Lishui Mengxiang Education Development Co., Ltd. as a shareholder dated March 28, 2023 (incorporated by reference to Exhibit 4.81 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.82	English translation of the Proxy Agreement for School’s Sponsor and Council Members, between Zhejiang Mengxiang Consulting Services Co., Ltd., Langfang City Rail Transit Technical School, Beijing Pengxiang Tianxia Education Technology Co., Ltd. and certain other parties dated March 28, 2023 (incorporated by reference to Exhibit 4.82 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.83	English translation of the Power of Attorney for School’s Sponsor signed by Beijing Pengxiang Tianxia Education Technology Co., Ltd. dated March 28, 2023 (incorporated by reference to Exhibit 4.83 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.84	English translation of the Power of Attorney signed by Ye Fen as a council member dated March 28, 2023 (incorporated by reference to Exhibit 4.84 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.85	English translation of the Power of Attorney signed by Wei Biao as a council member dated March 28, 2023 (incorporated by reference to Exhibit 4.85 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.86	English translation of the Power of Attorney signed by Mao Hailing as a council member dated March 28, 2023 (incorporated by reference to Exhibit 4.86 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.87	English translation of the Power of Attorney signed by Qi Yuhai as a council member dated March 28, 2023 (incorporated by reference to Exhibit 4.87 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.88	English translation of the Spouse Undertaking signed by Wei Biao dated March 28, 2023 (incorporated by reference to Exhibit 4.88 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.89	English translation of the Spouse Undertaking signed by Ji Hongfeng dated March 28, 2023 (incorporated by reference to Exhibit 4.89 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.90	English translation of the Loan Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Langfang City Rail Transit Technical School and Beijing Pengxiang Tianxia Education Technology Co., Ltd. dated March 28, 2023 (incorporated by reference to Exhibit 4.90 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.91	English translation of Supplementary Agreement to the Investment Cooperation Agreement, among Lishui Mengxiang, Beijing S.K., Beijing P.X. and certain other parties affiliated with Beijing S.K. regarding the terms of the conversion of creditor’s rights to equity dated August 20, 2023(incorporated by reference to Exhibit 4.91 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.92	English Translation of Sponsorship Interests Transfer Agreement of Qingtian Overseas Chinese Experimental High School, between Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Zhejiang Lishui Qiaoxiang Education Consulting Service Co., Ltd. dated January 15, 2024 (incorporated by reference to Exhibit 4.92 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.93	English translation of Acknowledgment Agreement of Contractual Agreements, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese Experimental High School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated April 2, 2024 (incorporated by reference to Exhibit 4.93 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.94	English translation of the Business Cooperation Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Lishui Overseas Chinese Senior High School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated April 2, 2024 (incorporated by reference to Exhibit 4.94 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.95	English translation of the Exclusive Technical Service and Business Consulting Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. Lishui Overseas Chinese Senior High School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated April 2, 2024 (incorporated by reference to Exhibit 4.95 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.96	English translation of Exclusive Call Option Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Lishui Overseas Chinese Senior High School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated April 2, 2024 (incorporated by reference to Exhibit 4.96 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.97	English translation of the Equity Pledge Agreement, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen and Ye Hong dated April 2, 2024 (incorporated by reference to Exhibit 4.97 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.98	English translation of the Proxy Agreement for Shareholders, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen and Ye Hong dated April 2, 2024 (incorporated by reference to Exhibit 4.98 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.99	English translation of the Power of Attorney signed by Ye Fen as a shareholder dated April 2, 2024 (incorporated by reference to Exhibit 4.99 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.100	English translation of the Power of Attorney signed by Ye Hong as a shareholder dated April 2, 2024 (incorporated by reference to Exhibit 4.100 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.101	English translation of the Proxy Agreement for School’s Sponsor and Council Members, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Lishui Overseas Chinese Senior High School, Zhejiang Mengxiang Consulting Services Co., Ltd. and certain other parties dated April 2, 2024 (incorporated by reference to Exhibit 4.101 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.102	English translation of the Power of Attorney for School’s Sponsor signed by Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated April 2, 2024 (incorporated by reference to Exhibit 4.102 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.103	English translation of the Power of Attorney signed by Ye Fen as a council member dated April 2, 2024 (incorporated by reference to Exhibit 4.103 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.104	English translation of the Power of Attorney signed by Yu Yingte as a council member dated April 2, 2024 (incorporated by reference to Exhibit 4.104 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.105	English translation of the Power of Attorney signed by Ye Jun as a council member dated April 2, 2024 (incorporated by reference to Exhibit 4.105 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.106	English translation of the Power of Attorney signed by Xu Guiyun as a council member dated April 2, 2024 (incorporated by reference to Exhibit 4.106 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.107	English translation of the Power of Attorney signed by Mao Hailing as a council member dated April 2, 2024 (incorporated by reference to Exhibit 4.107 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.108	English translation of the Spouse Undertaking signed by Wei Biao dated April 2, 2024 (incorporated by reference to Exhibit 4.108 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.109	English translation of the Spouse Undertaking signed by Ji Hongfeng dated April 2, 2024 (incorporated by reference to Exhibit 4.109 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.110	English translation of the Loan Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Lishui Overseas Chinese Senior High School dated April 2, 2024 (incorporated by reference to Exhibit 4.110 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.111*†	English translation of the Cooperation Agreement, between Langfang City Rail Transit Technical School and Hebei Technical College of Petroleum Profession dated July 31, 2024

8.1*	List of Subsidiaries and VIEs of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-248691), filed with the Securities and Exchange Commission on September 9, 2020)

11.2*	Insider Trading Policy

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of DeHeng Law Offices

15.2	Consent of Frost & Sullivan (incorporated herein by reference to Exhibit 23.5 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

15.3*	Consent of Audit Alliance LLP, Independent Registered Public Accounting Firm

15.4	Letter from PricewaterhouseCoopers Zhong Tian LLP (incorporated herein by reference to Exhibit 15.4 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

15.5	Response Letter from WWC, P.C., Independent Registered Public Accounting Firm (incorporated herein by reference to Exhibit 15.5 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

15.6*	Consent of WWC, P.C., Independent Registered Public Accounting Firm

15.7*	Consent of Maples and Calder (Hong Kong) LLP

97.1	Executive Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

101.INS*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith

**	Furnished herewith

†	Certain portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign the annual report on its behalf.

Lixiang Education Holding Co., Ltd.

By:	/s/ Biao Wei
Name:	Biao Wei
Title:	Director and Chief Executive Officer

Date: April 30, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Lixiang Education Holding Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lixiang Education Holding Co., Ltd. (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2023 and 2024, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity, and cash flows for each of the year ended December 31, 2023 and 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the year ended December 31, 2023 and 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

April 30, 2025

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

San Mateo, California

May 1, 2023

Lixiang Education Holding Co., Ltd.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2023 and 2024

(RMB, except share data or otherwise noted)

	As of December 31,
	2023	2024
	RMB	RMB	US$ (Note 2(g))
ASSETS
Current assets:
Cash and cash equivalents	227,040,251	220,724,238	30,239,097
Inventories	886,895	-	-
Prepayments and other current assets, net	6,193,544	5,846,730	800,999
Accounts receivable	9,380	156,770	21,477
Amounts due from a related party	10,750,000	9,542,000	1,307,249
Total current assets	244,880,070	236,269,738	32,368,822
Non-current assets:
Property and equipment, net	151,549,586	147,250,054	20,173,175
Land use rights, net	34,873,935	33,927,238	4,648,013
Intangible assets, net	196,476	163,687	22,425
Right-of-use assets	2,471,003	51,906,613	7,111,177
Other non-current asset	-	1,100,000	150,699
Total non-current assets	189,091,000	234,347,592	32,105,489
Total assets	433,971,070	470,617,330	64,474,311
LIABILITIES
Current liabilities:
Short-term borrowings	74,000,000	84,000,000	11,507,953
Accounts payable	1,504,098	388,494	53,223
Deferred revenue, current	6,513,072	5,595,491	766,579
Salary and welfare payable	2,454,440	1,861,780	255,063
Amounts due to related parties	8,000,000	1,817,485	248,994
Taxes payable	831,509	2,146,819	294,113
Income tax payable	219,832	213,495	29,249
Accrued liabilities and other current liabilities	5,947,842	7,489,769	1,026,096
Long-term loans and borrowings, current	1,250,000	-	-
Operating lease liabilities, current	2,471,003	9,208,569	1,261,569
Total current liabilities	103,191,796	112,721,902	15,442,839
Non-current liabilities:
Amounts due to Affected Entity, non-current	173,680,363	173,046,163	23,707,227
Operating lease liabilities, non-current	-	38,352,135	5,254,221
Other non-current liabilities	-	1,000,000	136,999
Total non-current liabilities	173,680,363	212,398,298	29,098,447
Total liabilities	276,872,159	325,120,200	44,541,286
Commitments and contingencies
Shareholders’ equity:
Class A ordinary shares (USD$0.0001 par value; 19,700,000,000 shares authorized, 71,667,000 and 71,667,000 shares issued and outstanding as of December 31, 2023 and 2024, respectively)*	50,584	50,584	6,930
Class B ordinary shares (USD$0.0001 par value; 100,000,000 shares authorized, 45,000,000 and 45,000,000 shares issued and outstanding as of December 31, 2023 and 2024, respectively)*	30,508	30,508	4,180
Additional paid-in capital	333,552,470	343,098,862	47,004,351
Statutory reserves	60,610,543	60,610,543	8,303,610
Accumulated other comprehensive income	8,485,041	12,294,900	1,684,394
Accumulated deficit	(245,319,648)	(269,947,314)	(36,982,630)
Total Lixiang Education Holding Co., Ltd. shareholders’ equity	157,409,498	146,138,083	20,020,835
Non-controlling interests	(310,587)	(640,953)	(87,810)
Total shareholders’ equity	157,098,911	145,497,130	19,933,025
Total liabilities and shareholders’ equity	433,971,070	470,617,330	64,474,311

*	Retrospectively reflect dual-class shares structure since November 18, 2024, excluding 200,000,000 authorized shares of a par value of US$0.0001 each of such class or classes which has not been determined (Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

Lixiang Education Holding Co., Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

For the years ended December 31, 2022, 2023 and 2024

(RMB, except share data or otherwise noted)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ (Note 2(g))
Net revenues:
Revenue from third parties	40,599,456	50,061,131	32,046,375	4,390,335
Revenue from a related party	754,285	754,285	754,285	103,337
Total net revenues	41,353,741	50,815,416	32,800,660	4,493,672
Cost of revenues	(40,404,962)	(46,850,314)	(35,851,105)	(4,911,581)
Gross profit/(loss)	948,779	3,965,102	(3,050,445)	(417,909)
Operating expenses:
General and administrative expenses	(27,664,531)	(25,445,401)	(22,799,165)	(3,123,473)
Selling and marketing expenses	(61,645)	(18,300)	(111,780)	(15,314)
Impairment loss on goodwill	(18,842,000)	(22,677,921)	-	-
Expected credit loss for receivables and other assets	-	(65,138,293)	-	-
Total operating expenses	(46,568,176)	(113,279,915)	(22,910,945)	(3,138,787)
Operating loss	(45,619,397)	(109,314,813)	(25,961,390)	(3,556,696)
Interest expense	(4,014,414)	(3,634,721)	(2,860,956)	(391,949)
Interest income	73,705	134,011	289,865	39,711
Fair value change gain of contingent consideration	22,850,000	-	-	-
Other income, net	16,838,728	12,339,894	3,830,448	524,769
Loss before income tax expense	(9,871,378)	(100,475,629)	(24,702,033)	(3,384,165)
Income tax expense	(48,391)	(3,119,576)	-	-
Loss from continuing operations, net of tax	(9,919,769)	(103,595,205)	(24,702,033)	(3,384,165)
Income/(loss) from discontinued operation, net of tax	1,828,539	(23,394,661)	-	-
Net loss	(8,091,230)	(126,989,866)	(24,702,033)	(3,384,165)
Net loss attributable to Lixiang Education Holding Co., Ltd. shareholders	(7,789,861)	(126,630,648)	(24,627,666)	(3,373,977)
Net loss attributable to non-controlling interests	(301,369)	(359,218)	(74,367)	(10,188)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	18,057,155	2,970,553	3,809,859	521,949
Comprehensive income/(loss)	9,965,925	(124,019,313)	(20,892,174)	(2,862,216)
Total comprehensive loss attributable to non-controlling interests	(301,369)	(359,218)	(74,367)	(10,188)
Total comprehensive income/(loss) attributable to Lixiang Education Holding Co., Ltd. shareholders	10,267,294	(123,660,095)	(20,817,807)	(2,852,028)

Loss per ordinary share attributable to Lixiang Education Holding Co., Ltd. shareholders from continuing operations	(0.15)	(1.32)	(0.21)	(0.03)
—Basic and diluted
Earnings/(loss) per ordinary share attributable to Lixiang Education Holding Co., Ltd. shareholders from discontinued operation	0.03	(0.30)	-	-
—Basic and diluted
Weighted average number of ordinary shares outstanding	66,667,000	78,584,808	116,667,000	116,667,000

The accompanying notes are an integral part of these consolidated financial statements.

Lixiang Education Holding Co., Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2022, 2023 and 2024

(RMB, except share data or otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in	Statutory	Accumulated other comprehensive	Accumulated	Total Lixiang Education Holding Co., Ltd. shareholders’	Non-controlling	Total shareholders'
	Share*	Amount	Share*	Amount	capital	reserves	(loss)/income	deficit	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	21,667,000	14,690	45,000,000	30,508	181,849,003	59,971,836	(12,542,667)	(110,260,432)	119,062,938	-	119,062,938
Net loss for the year	-	-	-	-	-	-	-	(7,789,861)	(7,789,861)	(301,369)	(8,091,230)
Deemed shareholder's contribution	-	-	-	-	123,611,904	-	-	-	123,611,904	-	123,611,904
Contribution from non-controlling shareholders	-	-	-	-	-	-	-	-	-	850,000	850,000
Provision of statutory reserve	-	-	-	-	-	229,866	-	(229,866)	-	-	-
Foreign currency translation	-	-	-	-	-	-	18,057,155	-	18,057,155	-	18,057,155
Balance as of December 31, 2022	21,667,000	14,690	45,000,000	30,508	305,460,907	60,201,702	5,514,488	(118,280,159)	252,942,136	548,631	253,490,767
Net loss for the year	-	-	-	-	-	-	-	(126,630,648)	(126,630,648)	(359,218)	(126,989,866)
Issuance of ordinary shares (Note 11)	50,000,000	35,894	-	-	43,037,505	-	-	-	43,073,399	-	43,073,399
Reversal of shareholder's deemed contribution (Note 17)	-	-	-	-	(17,455,572)	-	-	-	(17,455,572)	-	(17,455,572)
Offering costs	-	-	-	-	(1,216,965)	-	-	-	(1,216,965)	-	(1,216,965)
Withdrawal of non-controlling shareholders (Note18)	-	-	-	-	-	-	-	-	-	(500,000)	(500,000)
Disposal Qingtian International School	-	-	-	-	3,726,595	-	-	-	3,726,595	-	3,726,595
Provision of statutory reserve	-	-	-	-	-	408,841	-	(408,841)	-	-	-
Foreign currency translation	-	-	-	-	-	-	2,970,553	-	2,970,553	-	2,970,553
Balance as of December 31, 2023	71,667,000	50,584	45,000,000	30,508	333,552,470	60,610,543	8,485,041	(245,319,648)	157,409,498	(310,587)	157,098,911
Net loss for the year	-	-	-	-	-	-	-	(24,627,666)	(24,627,666)	(74,367)	(24,702,033)
Deemed shareholder's contribution (Note 17)	-	-	-	-	9,546,392	-	-	-	9,546,392	-	9,546,392
Disposal of non-controlling interests (Note18)	-	-	-	-	-	-	-	-	-	(255,999)	(255,999)
Foreign currency translation	-	-	-	-	-	-	3,809,859	-	3,809,859	-	3,809,859
Balance as of December 31, 2024	71,667,000	50,584	45,000,000	30,508	343,098,862	60,610,543	12,294,900	(269,947,314)	146,138,083	(640,953)	145,497,130

*	Retrospectively reflect dual-class shares structure since November 18, 2024, excluding 200,000,000 authorized shares of a par value of US$0.0001 each of such class or classes which has not been determined (Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

Lixiang Education Holding Co., Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2022, 2023 and 2024

(RMB, except share data or otherwise noted)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ (Note 2(g))
Cash flows from operating activities
Net loss	(8,091,230)	(126,989,866)	(24,702,033)	(3,384,165)
Net income/(loss) from discontinued operation	1,828,539	(23,394,661)	-	-
Net loss from continuing operations	(9,919,769)	(103,595,205)	(24,702,033)	(3,384,165)
Adjustments for:
Provision/(reversal) for credit losses	-	65,078,293	(1,574,942)	(215,766)
Depreciation of property and equipment	6,906,042	6,128,680	4,598,768	630,029
Amortization of land use rights	946,697	946,697	946,697	129,697
Amortization of intangible assets	35,677	33,045	32,789	4,492
Amortization of right-of-use assets	3,725,199	4,185,583	6,158,318	843,686
Impairment of goodwill	18,842,000	22,677,921	-	-
Fair value change of contingent consideration	(22,850,000)	-	-	-
Deferred tax (benefits)/expenses	(10,273)	2,903,456	-	-
Changes in assets and liabilities:
Accounts receivable	(4,000)	(6,601)	(147,390)	(20,192)
Inventories	(936,176)	276,881	886,895	121,504
Prepayments and other current assets	(419,634)	5,195,189	1,921,752	263,279
Amounts due from a related party	-	(10,750,000)	(6,792,000)	(930,500)
Other non-current asset	-	-	(1,100,000)	(150,699)
Accounts payable	(3,633,087)	(295,626)	(1,115,604)	(152,837)
Amounts due to related parties	(182,574)	7,676,600	1,817,485	248,994
Amounts due to Affected Entity	54,590,398	(60,375,678)	8,912,193	1,220,965
Salaries and welfare payable	339,423	645,567	(592,660)	(81,194)
Taxes payable	136,459	160,456	1,315,310	180,197
Income tax payable	57,831	162,001	(6,337)	(868)
Deferred revenue, current and non-current	2,439,070	(1,024,939)	(917,581)	(125,708)
Accrued liabilities and other current liabilities	(4,841,370)	(3,064,836)	1,540,776	211,084
Other non-current liabilities	-	-	1,000,000	136,999
Operating lease liabilities, current and non-current	(3,880,445)	(3,866,909)	(10,504,227)	(1,439,073)
Net cash provided by/(used in) operating activities from continuing operations	41,341,468	(66,909,425)	(18,321,791)	(2,510,076)
Net cash (used in)/provided by operating activities from discontinued operation	(373,767)	7,709,950	-	-
Net cash provided by/(used in) operating activities	40,967,701	(59,199,475)	(18,321,791)	(2,510,076)
Cash flows from investing activities:
Purchase of short-term investments	(9,000,000)	-	(170,000)	(23,290)
Proceeds from maturity of short-term investments	9,000,000	-	170,000	23,290
Purchase of property and equipment and software	(1,296,464)	(2,177,538)	(298,083)	(40,837)
Disposal of non-controlling interests	-	-	(255,999)	(35,072)
Purchase of Pengxiang (excluded Chuangmei Weiye), net of cash acquired	156,459	-	-	-
Cash loss of disposal of Qingtian International School	-	(4,972,757)	-	-
Cash loss of disposal of Chuangmei Weiye	-	(425,988)	-	-
Net cash used in investing activities from continuing operations	(1,140,005)	(7,576,283)	(554,082)	(75,909)
Net cash provided by investing activities from discontinued operation	683,624	-	-	-
Net cash used in investing activities	(456,381)	(7,576,283)	(554,082)	(75,909)
Cash flows from financing activities:
Proceeds from short-term borrowings with banks	100,500,000	98,000,000	114,000,000	15,617,936
Repayments of short-term borrowings with banks	(116,500,000)	(85,000,000)	(104,000,000)	(14,247,942)
Proceeds from long-term borrowings with banks	3,750,000	-	-	-
Repayments of long-term borrowings with banks	-	(2,500,000)	(1,250,000)	(171,249)
Contributions from non-controlling interests	850,000	-	-	-
Proceeds from issuance of ordinary shares, net of issuance cost	-	41,856,434	-	-
Withdrawal of non-controlling shareholders	-	(500,000)	-	-
Net cash (used in)/provided by financing activities from continuing operations	(11,400,000)	51,856,434	8,750,000	1,198,745
Net cash provided by/(used in) financing activities from discontinued operation	181,250	(7,772,526)	-	-
Net cash (used in)/provided by financing activities	(11,218,750)	44,083,908	8,750,000	1,198,745
Effect of exchange rate changes on cash and cash equivalents	18,057,155	2,970,553	3,809,860	521,950
Net increase/(decrease) in cash and cash equivalents	47,349,725	(19,721,297)	(6,316,013)	(865,290)
Cash and cash equivalents at the beginning of year	199,411,823	246,761,548	227,040,251	31,104,387
Cash and cash equivalents at the end of year	246,761,548	227,040,251	220,724,238	30,239,097
Less: cash and cash equivalents of discontinued operations at the end of year	491,106	-	-	-
Cash and cash equivalents of continuing operations at the end of year	246,270,442	227,040,251	220,724,238	30,239,097

Supplemental disclosure of cash flow information:
Cash paid for interest expenses	2,615,402	3,838,286	2,739,254	375,276
Cash paid for income tax expenses	935,716	66,549	9,154	1,254
Supplemental disclosure of non-cash flow information:
Obtaining right-of-use assets in exchange for operating lease liabilities	11,305,735	-	55,593,928	7,616,337
Deemed shareholder's contribution	123,611,904	-	9,546,392	1,307,850
Deemed withdrawal of shareholder's contribution	-	(17,455,572)	-	-
Offset between consideration from disposal of Qingtian International School and amount due to Lianwai School	-	23,161,000	-	-
Disposal Qingtian International School	-	3,726,595	-	-
Offset between amounts due to Qingtian Zhongyi and amounts due from Qingtian International School	-	-	8,000,000	1,095,996

The accompanying notes are an integral part of these consolidated financial statements.

Lixiang Education Holding Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data or otherwise noted)

1.	Organization and Principal Activities

(a)	Principal activities

Lixiang Education Holding Co., Ltd. (formerly known as Lianwai Education Group Limited, the “Company”) was incorporated on September 6, 2018 under the law of the Cayman Islands as an exempted company with limited liability. The Company’s original name was Lianwai Education Group Limited. The Company changed its name to Lixiang Education Holding Co., Ltd. on May 26, 2020. The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively referred to as the “Group”) is primarily engaged in providing education services including high school and vocational education services through Zhejiang Lishui Mengxiang Education Development Company Limited, Langfang City Rail Transit Technical School (“Langfang School”) and Lishui Overseas Chinese high School (“Lishui International School”) in the People’s Republic of China (the “PRC”).

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

As of December 31, 2024, the Company’s major subsidiaries and VIEs are as follows:

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

The Group started its business through Lishui Mengxiang VIE and Lianwai School VIE. To facilitate offshore financing, an offshore corporate structure was formed in 2018, which was carried out as follows:

1)	On September 6, 2018, the Company was incorporated in the Cayman Islands by Ms. Fen Ye, Ms. Fang Ye, and Ms. Hong Ye (the “founders.”).

2)	On September 11, 2018, Lianwai investment was incorporated in British Virgin Islands with 100% ownership by the Company.

3)	On September 20, 2018, HK Mengxiang was incorporated in Hong Kong with 100% ownership by Lianwai investment.

4)	On October 10, 2018, Liandu WFOE was incorporated in the PRC with 100% ownership by HK Mengxiang.

5)	On August 13, 2020, Zhejiang Lishui Xianke Agricultural Products Distribution Co., Ltd. (“Xianke”) was incorporated in the PRC with 100% ownership by Liandu WFOE.

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

The Company obtained control over these PRC domestic companies by entering into a series of Contractual Arrangements.

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

These Contractual Agreements cannot be unilaterally terminated by the Nominee Shareholders, or the new VIEs. As a result, the Company maintains the ability to control these new VIEs, and is entitled to substantially all of the economic benefits from these new VIEs. Accordingly, the Group had consolidated the financial position and operating results of affiliate Chinese entities, new VIEs in the consolidated financial statements of the Company during the year ended December 31, 2022, 2023 and 2024. The Company’s VIE includes (1) affiliate Chinese entities, prior to August 31, 2021; and (2) the new VIEs after August 31, 2021. Qingtian International School is the Company’s VIE from August 31, 2021 to December 31, 2023.

The principal terms of the agreements entered into amongst the VIEs, their respective shareholders and the Liandu WFOE are further described below.

(c)	Contractual Agreements with VIEs

Loan Agreements

Pursuant to the loan agreements entered into between Liandu WFOE and affiliate Chinese entities, and between Liandu WFOE and new VIEs, Liandu WFOE can grant interest-free loans to Lishui Mengxiang VIE, or Beijing P.X. with the sole purpose of providing funds necessary for the business operations and development of Langfang School and Lishui International School. These business loan amounts can be injected into Langfang School and Lishui International School as capital or other operation means, and cannot be accessed for any personal uses. There is no fixed term for each loan under the loan agreement except that Liandu WFOE can unilaterally decide when to recover the loan and the loan agreements shall remain effective during the operation term of Langfang School and Lishui International School and any periods that are renewable pursuant to PRC laws. Liandu WFOE has the right to unilaterally terminate these agreements after giving notice in advance, including that Liandu WFOE and/or its designated entities have fully exercised their options to purchase all the (direct and indirect) equities held by Nominee Shareholders of the relevant VIE in accordance with the Exclusive Call Option Agreements (as described in the following paragraph), while the shareholders of such consolidated affiliated Chinese entities have no right to unilaterally terminate these agreements. As of December 31, 2023 and 2024, no loans have been granted yet.

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

Proxy Agreements and Power of Attorney for School’s Sponsors, Directors and Council Members

Pursuant to the proxy agreements and power of attorney, Lishui Mengxiang VIE has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as sponsor of both Langfang School, Qingtian International School and Lishui International School to the extent permitted by the PRC laws. The agreements shall remain effective during the operation term of Qingtian International School, Lishui International School and Langfang School, and any periods that are renewable pursuant to PRC laws, and will terminate automatically when Liandu WFOE and/or its designated entities fully exercise their options to purchase all the equities held by the Nominee Shareholders in accordance with the Exclusive Call Option Agreement. In addition, the Liandu WFOE has the right to unilaterally terminate these agreements after 30 days advance written notice, while Langfang School, Lishui International School, Qingtian International School and their sponsors, council members and appointed directors have no right to unilaterally terminate these agreements.

1.	Organization and Principal Activities (Continued)

Business Cooperation Agreement, Exclusive Technical Services and Business Consulting Agreement

Pursuant to the Business Cooperation Agreement, Exclusive Technical Services and Business Consulting Agreement, Liandu WFOE has agreed to provide affiliate Chinese entities and new VIEs with technical services, management support services, consulting services and intellectual property licenses required for the conducting of private education business activities, including but not limited to preparation, selection and/or recommendation of schools textbooks, recruitment of teachers and other staff, training support, admissions support, public relations maintenance, market research and development, management and marketing consulting and other related services. The affiliate Chinese entities and new VIEs shall pay to Liandu WFOE service fees withdrawn from their respective amount of surplus from operations after deducting all costs, expenses, taxes, losses (if required by the law) and the legally development fund of the respective school (if required by the law) and other costs and funds that shall be retained at Langfang School and Lishui International School in accordance with applicable PRC laws. Liandu WFOE has the right (but not the obligation) to adjust the amount of such service fee by reference to the actual services provided and the actual business operations and needs of affiliate Chinese entities and new VIEs, provided that any adjusted amount shall not exceed the amount mentioned above. The affiliate Chinese entities and new VIEs do not have any right to make any such adjustment. Liandu WFOE, as appropriate, will exclusively own any intellectual property rights arising from the performance of these agreements. The aforementioned agreements will terminate automatically when Liandu WFOE and/or its designated entities fully exercise their options to purchase all the equities held by the Nominee Shareholders in accordance with the Exclusive Call Option Agreements. In addition, Liandu WFOE retains the exclusive right to terminate the agreements at any time by delivering a written notice 30 days in advance to the applicable consolidated affiliate Chinese entities and new VIEs.

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

(d)	Combined financial information of the VIEs

The following combined financial information of the Group’s VIEs as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024 was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$ (Note 2(g))
ASSETS
Current assets:
Cash and cash equivalents	11,801,953	3,897,892	534,009
Amounts due from inter-company entities	14,585,744	15,356,140	2,103,783
Prepayments and other current assets, net	5,180,474	4,426,665	606,450
Amounts due from a related party	10,750,000	9,542,000	1,307,249
Accounts receivable	9,380	156,770	21,477
Total current assets	42,327,551	33,379,467	4,572,968
Non-current assets:
Property and equipment, net	150,806,607	146,646,206	20,090,448
Land use rights, net	34,873,935	33,927,238	4,648,013
Intangible assets, net	9,861	7,749	1,062
Right-of-use assets	2,471,003	51,906,613	7,111,177
Other non-current asset	-	1,100,000	150,699
Total non-current assets	188,161,406	233,587,806	32,001,399
Total assets	230,488,957	266,967,273	36,574,367
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	74,000,000	84,000,000	11,507,953
Accounts payable	660,755	367,678	50,372
Deferred revenue, current	6,116,288	5,595,491	766,579
Salary and welfare payable	2,268,112	1,779,265	243,758
Amounts due to related parties	8,000,000	1,817,485	248,994
Tax payable	808,759	2,139,976	293,176
Income tax payable	219,832	213,495	29,249
Amount due to inter-company entities	15,500,000	20,645,000	2,828,353
Accrued liabilities and other current liabilities	5,946,598	7,457,837	1,021,719
Long-term loans and borrowings, current	1,250,000	-	-
Operating lease liabilities, current	2,471,003	9,208,569	1,261,569
Total current liabilities	117,241,347	133,224,796	18,251,722
Non-current liabilities
Amounts due to Affected Entities, non-current	162,500,961	158,514,326	21,716,374
Operating lease liabilities, non-current	-	38,352,135	5,254,221
Other non-current liabilities	-	1,000,000	136,999
Total non-current liabilities	162,500,961	197,866,461	27,107,594
Total liabilities	279,742,308	331,091,257	45,359,316

1.	Organization and Principal Activities (Continued)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ (Note 2(g))
Net revenues from continuing operations	38,096,542	48,374,296	32,139,658	4,403,115
Net revenues from discontinued operation	7,828,415	1,617,904	-	-
Net loss from continuing operations	(8,419,647)	(100,474,594)	(21,277,736)	(2,915,038)
Net income/(loss) from discontinued operation	1,828,539	(23,394,661)	-	-
Net cash provided by/(used in) operating activities	43,586,442	(16,213,871)	(16,099,979)	(2,205,688)
Net cash used in investing activities	(456,381)	(7,576,283)	(554,082)	(75,909)
Net cash (used in)/provided by financing activities	(11,218,750)	2,227,473	8,750,000	1,198,745
Net changes in cash and cash equivalents	31,911,311	(21,562,681)	(7,904,061)	(1,082,852)

In accordance with the aforementioned agreements, the Company has the power to direct the activities of the VIEs, and have the control of their assets. Therefore, the Company considers that there is no other asset in the VIEs that can be used only to settle obligations of the respective VIE, except for the education facilities assets, registered capital and the PRC statutory reserves, as of December 31, 2023 and 2024. As the VIEs are incorporated as schools and limited liability company under the PRC Company Law, the creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

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

The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end exchange rates, income and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a separate component of shareholders’ equity on the consolidated financial statement. The exchange rates used for translation on December 31, 2023 and 2024 were US$1.00= RMB7.0827 and RMB7.1884, respectively, representing the index rates stipulated by the People’s Bank of China.

(g)	Convenience translation

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB 7.2993 on December 31, 2024, representing the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2024, or at any other rate.

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

The Group’s financial instruments principally consist of cash and cash equivalents, account receivables, accounts payable, borrowings, accrued liabilities and other liabilities (excluding accrued liabilities), and contingent consideration. All the Group’s financial instruments were categorized in Level 3.

As of December 31, 2023 and 2024, the carrying values of cash and cash equivalents, account receivables, accounts payable, borrowings and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments.

(i)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Group’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

(j)	Inventories

Inventories are stated at the lower of cost or net realized value. Cost is determined by using the weighted average method. As of each reporting date, the Group evaluates the net realizable value based on assumptions about future customer demand and market conditions. The evaluation may take into consideration inventory aging, expected demand, anticipated sales price, and other factors. Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value. As of December 31, 2023 and 2024, inventories mainly included uniforms of RMB0.89 million and nil. There was no write-down of inventories for the years ended December 31, 2022, 2023 and 2024, respectively.

2.	Principal Accounting Policies (Continued)

(k)	Accounts receivables, net

Accounts receivable, net are stated at the original amount less allowances for doubtful accounts. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group adopted ASU 2016-13 from January 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to nil as of January 1, 2023. The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business lines, and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers.

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

Expenditures for maintenance and repairs are expensed as incurred. The gain or income on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive income/(loss).

(m)	Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the term of the land use rights agreement on a straight-line basis over the term of the agreement, which is 50 years.

(n)	Impairment of long-lived assets other than goodwill

For other long-lived assets including property and equipment, other non-current assets, land use rights and intangible assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Group did not recognize any impairment loss for the years ended December 31, 2022, 2023 and 2024.

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

For the years ended December 31, 2022, 2023 and 2024, the Group recognized impairment loss of RMB18,842,000, RMB22,677,921 and nil on goodwill, respectively.

2.	Principal Accounting Policies (Continued)

(p)	Deferred revenue

Cash proceeds received from customers are initially recorded as deferred revenue and are recognized as revenues when revenue recognition criteria are met. The Group’s deferred revenue amounted to RMB6,513,072 and RMB5,595,491 as of December 31, 2023 and 2024, respectively. During the years ended December 31, 2023 and 2024, the Group recognized RMB9,699,915 and RMB6,513,072 revenue that was included in deferred revenue balance at January 1, 2023 and 2024, respectively. The Group expects to recognize this balance as revenue over the next 12 months.

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

Operating leases as Lessor

For operating leases, the Group recognized rental income over the non-cancellable lease term on a straight-line basis. The Group does not have any sales-type or direct financing leases for the years ended December 31, 2022, 2023 and 2024.

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

Selling expenses consist primarily of advertising, marketing and promotional expense including student referral and customer referral expenses, and other miscellaneous expenses. For the years ended December 31, 2022, 2023 and 2024, selling and marketing expenses were 61,645, RMB18,300 and RMB111,780, respectively.

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

For the years ended December 31, 2022, Qingtian International School, Langfang School, Xianke and Lishui Mengxiang VIE received financial subsidies of RMB7,390,146, RMB4,692,650, RMB1,085 and RMB9,203, respectively. For the years ended December 31, 2023, Qingtian International School, Langfang school, Hainan Jiangcai and Hebei Chuangxiang, received financial subsidies of RMB7,226,647, RMB4,351,738, RMB2,000 and RMB521, respectively. For the years ended December 31, 2024, Langfang school, Hebei Chuangxiang, Hainan Jiangcai and Lishui International School received financial subsidies of RMB3,406,245, RMB1,483, RMB1,739 and RMB190,700, respectively. All government subsidies received for the years ended December 31, 2022, 2023 and 2024 were education development and employment related financial support, which had no further conditions and were recorded as other income, net.

2.	Principal Accounting Policies (Continued)

(w)	Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity of a subsidiary of VIEs which is not attributable, indirectly, to the controlling shareholder.

Non-controlling interests are presented as a separate component of equity in the consolidated balance sheets. Consolidated net loss on the consolidated statements of operations and comprehensive income (loss) includes the net loss attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests are recorded as non-controlling interests in the consolidated balance sheets.

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

Currency convertibility risk

The Group primarily transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. The Company’s cash denominated in RMB amounted to RMB13,846,622 and RMB4,921,106 as of December 31, 2023 and 2024, respectively.

2.	Principal Accounting Policies (Continued)

Major customers and supplying channels

For the continuing operations, no single customer represented 10% or more of the Group’s net revenues or purchase for the years ended December 31, 2022, 2023 and 2024. The Group’s customers are mainly students and the Group’s suppliers are mainly faculty.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of December 31,
	2023		2024
Percentage of the Group’s accounts receivable	Amount	%	Amount	%
Customer A	4,000	42.6	*	*
Customer B	5,380	57.4	*	*
Customer C	*	*	84,128	53.7
Customer D	*	*	72,642	46.3

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total accounts payable:

	As of December 31,
	2023		2024
Percentage of the Group’s accounts payable	Amount	%	Amount	%
Supplier A	530,104	35.2	*	*
Supplier B	356,360	23.7	*	*
Supplier C	*	*	154,725	39.8
Supplier D	*	*	73,100	18.8
Supplier E	*	*	47,556	12.2

*	Represent percentage less than 10%

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

Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations and comprehensive income/(loss) in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

2.	Principal Accounting Policies (Continued)

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2022, 2023 and 2024. As of December 31, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

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

In the private school sector, the Implementing Regulations for the Law of the People’s Republic of China on the Promotion of Privately-run Schools require that annual appropriations of 25% of after-tax income should be set aside prior to payments of dividend as development fund. Under the Implementation Rules for the Law for Promoting Private Education of the PRC for Private Education Laws, or the 2021 Implementation Rules, which took effect on September 1, 2021, annual appropriations of 10% of after-tax income should be set aside prior to payments of dividend as development fund. The statutory reserve is applied against prior year income, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended December 31, 2022, 2023 and 2024, the Group made apportions of RMB54,144, RMB408,841 and nil to the development fund, respectively. For the year ended December 31, 2024, the Group’s other subsidiaries made nil statutory reserves in addition to development fund.

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

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2022, 2023 and 2024, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(dd)	Loss per share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted income per share if their effects would be anti-dilutive.

(ee)	Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the change in shareholders’ equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income/(loss) is reported in the consolidated statements of operations and comprehensive income. Accumulated other comprehensive income of the Group includes the foreign currency translation adjustments.

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

The results of operations of discontinued operation for the years ended December 31, 2022 and 2023 have been reflected separately in the consolidated statements of income/(loss) as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operations of the three categories for the years ended December 31, 2022 and 2023 were separately presented in the consolidated statements of cash flows for all periods presented in accordance with U.S. GAAP.

(gg)	Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) identified as the Group’s Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group has concluded that consolidated net loss is the measure of segment profitability. The CODM assesses performance for the Group, monitors budget versus actual results, and determines how to allocate resources based on consolidated net loss as reported in the consolidated statements of operations. There are no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(hh)	Recently issued accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. As a result, the Group’s operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Group is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statement.

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) which requires detailed disclosures in the notes to financial statements disaggregating specific expense categories and certain other disclosures to provide enhanced transparency into the nature and function of expenses. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements should be applied on a prospective basis while retrospective application is permitted. The Group is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statement.

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

On November 9, 2023, Chuangmei Weiye was transferred back to Beijing S.K. The Group has evaluated the disposal of Chuangmei Weiye and concluded that the disposal should be accounted as discontinued operation during the year ended and as of December 31, 2023 for this disposal had a major effect on operations and financial results of the Group. There were no carrying amounts of major classes of assets and liabilities from the discontinued operation in the consolidated balance sheets as of December 31, 2023 and 2024.

There were no carrying amounts of major classes of income and losses from the discontinued operation in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2024. Reconciliation of the major classes of income and losses from discontinued operations in the consolidated statements of operations and comprehensive (loss)/ income for the years ended December 31, 2022 and 2023 was as follow:

	For the years ended December 31,
	2022	2023
	RMB	RMB
Net revenues:
Total net revenue	7,828,415	1,617,904
Cost of revenues	(880,603)	(795,112)
Gross profit	6,947,812	822,792
Operating expenses:
General and administrative expenses	(2,829,708)	(2,224,057)
Sales and marketing expenses	(1,912,654)	(668,264)
Total operating expenses	(4,742,362)	(2,892,321)
Operating income	2,205,450	(2,069,529)
Interest expense	(693,538)	(203,565)
Interest income	3,610	770
Other income, net	688,669	166,086
Income/(loss) before income tax expense	2,204,191	(2,106,238)
Income tax (expense)/benefit	(375,652)	523,710
Income/(loss) before one-off loss upon deconsolidation of the Chuangmei Weiye	1,828,539	(1,582,528)
One-off loss upon deconsolidation of the Chuangmei Weiye, net of tax	-	(21,812,133)
Net income/(loss) from discontinued operation	1,828,539	(23,394,661)

	For the years ended December 31,
	2022	2023
	RMB	RMB
Net cash (used in)/provided by operating activities	(373,767)	7,709,950
Net cash provided by investing activities	683,624	-
Net cash provided by/(used in) financing activities	181,250	(7,772,526)

4.	Disposal of Qingtian International School

On December 31, 2023, the Group transferred 100% sponsorship interests of Qingtian International School to a related party Zhejiang Lishui Qiaoxiang Education Consulting Service Co., LTD (“Qiaoxiang Education”) which is a related party as an entity affiliated with Mr. Biao Wei, for a consideration of RMB23.2 million. Therefore, the Group was no longer able to operate and exert control over the subsidiary since the disposal date.

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

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use. The following table sets forth a breakdown of cash by currency denomination and jurisdiction as of December 31, 2023 and 2024.

	RMB equivalent (US$)	RMB		Total in RMB
		China
	Overseas	Non VIE	VIEs
December 31, 2023	213,193,629	2,044,669	11,801,953	227,040,251
December 31, 2024	215,803,132	1,023,214	3,897,892	220,724,238

6.	Prepayments and other current assets, net

Prepayments and other current assets, net consisted of the following:

	As of December 31,
	2023	2024
Deductible input value-added tax	2,983,607	3,316,438
Receivables of over-paid income tax	889,303	892,119
Prepayments of services	1,958,238	1,042,259
Rent receivable	-	333,333
Others	362,396	262,581
Total	6,193,544	5,846,730

7.	Property and equipment, net

Property and equipment, net consisted of the following:

	As of December 31,
	2023	2024
Cost:
Buildings	184,813,833	184,813,833
Electronic devices and other general equipment	3,922,582	4,220,664
Leasehold improvements	3,468,168	3,118,069
Total cost	192,204,583	192,152,566
Less: Accumulated depreciation	(40,654,997)	(44,902,512)
Property and equipment, net	151,549,586	147,250,054

Depreciation expense recognized for the years ended December 31, 2022, 2023 and 2024 were RMB6,906,042, RMB6,128,680 and RMB4,598,768. The net book amount of buildings pledged as collateral for the continuing operations’ borrowings (Note 12) as at December 31, 2023 and 2024 was RMB76,730,295 and RMB74,807,854, respectively. The net book amount of buildings pledged as collateral for the Lianwai School’s borrowings as at December 31, 2023 and 2024 was RMB2,984,167 and RMB2,881,608, respectively. The net book amount of buildings pledged as collateral for the Lianwai Kindergarten’s borrowings as at December 31, 2023 and 2024 was RMB4,452,610 and RMB4,323,813, respectively.

8.	Land use rights

Land use rights, net consisted of the following:

	As of December 31,
	2023	2024
Cost:
Land use rights	47,334,839	47,334,839
Less: Accumulated amortization	(12,460,904)	(13,407,601)
Land use rights, net	34,873,935	33,927,238

The amortization expenses recognized for the years ended December 31, 2022, 2023 and 2024 were RMB946,697, RMB946,697 and RMB946,697, respectively. The Group expects to record estimated amortization expenses RMB946,697, RMB946,697, RMB946,697, RMB946,697 and RMB946,697 for the years ending December 31, 2025, 2026, 2027, 2028 and 2029, respectively.

The net book amounts of land use rights as collateral for the continuing operations’ borrowings (Note 12) as of December 31, 2023 and 2024 were RMB28,887,960 and RMB28,129,639, respectively. The net book amounts of land use rights as collateral for the Lianwai School’s borrowings as of December 31, 2023 and 2024 were RMB2,940,839 and RMB2,837,247, respectively.

9.	Taxes payable

Taxes payable consisted of the following:

	As of December 31,
	2023	2024
Value-added tax	778,011	1,940,711
Surtaxes	2,178	145,505
Withholding individual income tax	51,320	60,603
Total	831,509	2,146,819

10.	Accrued liabilities and other liabilities

Accrued liabilities and other liabilities consisted of the following:

	As of December 31,
	2023	2024
Deposits related to the Group staff apartment sales (1)	3,290,500	3,290,500
Payables to third parties (2)	-	2,679,350
Audit fee payable	958,550	-
Deposits	533,460	856,790
Interests payable	39,126	153,951
Leasehold improvement payables	314,694	50,000
Others	811,512	459,178
Total	5,947,842	7,489,769

(1)	Deposit prepaid to the Group for intention of purchasing the Group’s staff apartments which can be freely withdrawn before final approval of the ownership transfer.

(2)	Payables to third parties consisted of:

(i)	loans from third party for daily operational purposes which is non-interest bearing, unsecured and repayable on demand as of December 31, 2024, and

(ii)	miscellaneous fee collected on behalf of Hainan Advanced Technical School of Communications and insurance fees collected on behalf of the students as of December 31, 2024.

11.	Ordinary shares

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

On September 13, 2024, the Company announced that it planned to change its ADS Ratio, par value US$0.0001 per share, from the current ADS Ratio of one (1) ADS to ten (10) ordinary shares to a new ADS Ratio of one (1) ADS to one hundred (100) ordinary shares.

On November 18, 2024, the Company announced a dual-class stock structure that the ordinary shares were re-classified as Class A ordinary shares and Class B ordinary shares. Besides, the Company approved that the addition of 19,500,000,000 of authorized shares with a par value of US$0.0001 each. As a results, the authorized shares included (i) 19,700,000,000 Class A ordinary shares of a par value of US$0.0001 each, (ii) 100,000,000 Class B ordinary shares of a par value of US$0.0001 each; and (iii) 200,000,000 shares of a par value of US$0.0001 each of such class or classes as the board of directors may determine in accordance with the third amended and restated memorandum and articles of association of the Company.

On November 28, 2024, the Company entered into a share subscription agreement with certain individual investors and sell to individual investors a total of 1,800,000,000 Class A ordinary, in the aggregate consideration of US$34.2 million. The financing transaction was closed in January 2025.

As of December 31, 2023 and 2024, there were 116,667,000 ordinary shares outstanding, including 71,667,000 Class A ordinary shares and 45,000,000 Class B ordinary shares.

12.	Loans and borrowings

	Annual Interest Rate	Maturity (Months)	As of December 31, 2023	As of December 31, 2024

Short-term borrowings:
China CITIC Bank	3.90% / 3.98%	September, 2025	24,000,000	24,000,000
Bank of Ningbo	4.50%	January,2025	-	10,000,000
Bank of Ningbo	4.50%	May,2025	-	20,000,000
Bank of Ningbo	4.10%	November, 2025	-	10,000,000
Bank of Ningbo	4.10%	December, 2025	-	10,000,000
Rural Commercial Bank	4.00%	November, 2025	-	10,000,000
Guolong Juntu Financial Leasing Co., Ltd	4.30%	January,2024	30,000,000	-
Guolong Juntu Financial Leasing Co., Ltd	4.10%	May,2024	20,000,000	-
Subtotal			74,000,000	84,000,000

Long term loans and borrowings, current:
Haier Financial Leasing Co. LTD (1)	7.16%	April,2024	1,250,000	-
Subtotal			1,250,000	-

Total			75,250,000	84,000,000

(1)	During the year ended December 31, 2022, the Group sold certain equipment to Haier Financial Leasing Co. LTD (the “purchaser-lessor”) and simultaneously entered into contracts to lease back these assets from the purchaser-lessor for two years. Pursuant to the terms of the contracts, the Group is required to pay lease payments to the purchaser-lessor quarterly over the contract periods and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the leases. Through the leaseback, the Group substantially retains all of the benefits and risks incident to the ownership of the equipment sold and the Group does not transfer the control of the asset to the purchaser-lessor. Therefore, the lease transaction did not qualify as sale-leaseback transaction. Accordingly, the Group identified the transaction as financing arrangement and recorded as borrowings.

The weighted average interest rate per annum for the Group’s loans was 4.93%, 4.47% and 4.21% respectively for the years ended December 31, 2022, 2023 and 2024. The Group’s bank loans were secured by the pledge of Group’s buildings and land use rights plus personal guarantees provided by related parties. As of December 31, 2023 and 2024, the total net book amounts of pledged assets were RMB105,618,255 and RMB102,937,493, respectively (Note 7 and 8). As of December 31, 2024, the total guaranteed amounts provided by related parties were RMB40,000,000 within the period from March 17, 2022 to March 17, 2027.

The fair values of personal guarantee provided by the related parties for the Company’s loan were not significant as of December 31, 2023 and 2024 respectively.

13.	Revenue

For the years ended December 31, 2022, 2023 and 2024, all of the Group’s revenue was generated in the PRC. The disaggregated revenues were as follows:

	For the years ended December 31,
	2022	2023	2024
Revenue from third parties:
Tuition fees	23,702,135	30,626,298	15,416,740
Course design, development and training	3,675,953	4,766,127	6,839,135
Accommodation	5,920,364	5,963,281	4,032,860
Uniforms, learning materials and other campus necessities	3,992,076	2,937,007	2,164,187
Comprehensive human resource services	12,385	653,149	1,263,810
Rental revenue	-	746,294	888,470
Meals	2,544,884	1,925,744	-
Others	751,659	2,443,231	1,441,173
Subtotal	40,599,456	50,061,131	32,046,375

Revenue from related party:
Rental revenue	754,285	754,285	754,285

Total revenue	41,353,741	50,815,416	32,800,660

(1)	Tuition and accommodation fees, revenue from course design, development and training, and rental revenue were recognized overtime, amounted to RMB34,052,737, RMB42,856,285 and RMB27,931,490 for the years ended December 31, 2022, 2023 and 2024, respectively. Other types of revenue were recognized at a point of time.

As of December 31, 2024, revenue for unsatisfied performance obligations expected to be recognized in year 2025 is RMB5,595,491 which primarily relates to education services and accommodation services to be delivered in the future to the students.

14.	Income taxes

(a)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

(b)	Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, from April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. The Company was not subject to Hong Kong profit tax for the years ended December 31, 2022, 2023 and 2024 as it did not have assessable profit for any period presented. Dividends income received from Liandu WFOE is not subject to Hong Kong profits tax.

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

14.	Income taxes (Continued)

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

According to Taxation [2022] No. 13 which was effective from January 1, 2022 to December 31, 2024, an enterprise is recognized as a small-scale and low-profit enterprise when its taxable income is less than RMB3 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 2.5% on its taxable income below RMB1 million and another preferential tax rate of 5% on its taxable income between RMB1 million and RMB3 million in 2022. According to Taxation [2023] No. 6 which was effective from January 1, 2023 to December 31, 2024, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million. For the years ended December 31, 2022, 2023 and 2024, Changmei Weiye, Hainan Jiangcai, Hebei Chuangxiang and Langfang school were qualified as small-scale and low profit enterprise.

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

Composition of income tax expense from continuing operations

	For the years ended December 31,
	2022	2023	2024
Current	58,664	216,120	-
Deferred	(10,273)	2,903,456	-
Total income tax expenses	48,391	3,119,576	-

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the years ended December 31,
	2022	2023	2024
	%	%	%
PRC Statutory income tax rates	25.0%	25.0%	25.0%
Effect of preferential tax rates	6.0%	0.3%	2.7%
Effect of non-taxable loss (1)	47.7%	5.6%	(1.2%)
Effect of favorable tax rates on small-scale and low-profit entities	(5.3%)	(0.9%)	-
Change of valuation allowance	(22.8%)	23.0%	23.5%
Effective tax rate	50.5%	53.1%	50.0%

(1)	Non-taxable loss was primarily due to goodwill impairment loss of Beijing P.X.

14.	Income taxes (Continued)

Deferred tax assets

The significant components of the deferred tax assets are summarized below:

	As of December 31,
	2023	2024
Deferred tax assets:
Net operating loss carry-forwards	7,872,413	14,071,879
Allowance of credit losses	16,284,573	15,890,837
Less: valuation allowance	(24,156,986)	(29,962,716)
Net deferred tax assets	-	-

As of December 31, 2023 and 2024, the Group had net operating loss carryforwards of approximately RMB31,497,579 and RMB47,426,238, respectively, which arose from the Group’s subsidiaries, VIEs and the VIEs’ subsidiaries established in the PRC. As of December 31, 2023 and 2024, deferred tax assets from the net operating loss carryforwards amounted to RMB7,872,413 and RMB14,071,879, respectively.

As private schools providing compulsory education should not conduct any transaction with any related party under the Implementation Rules, some of the Group’s subsidiaries and Lishui Mengxiang VIE were confronted with the adjustment of business. Thus, the Group considered it more likely than not that those subsidiaries and Lishui Mengxiang VIE could not generate sufficient pre-tax profit in the next 5 consecutive years and the deferred tax assets will not be utilized in the future. As of December 31, 2023 and 2024, the Group provided valuation allowance of RMB24,156,986 and RMB29,962,716, respectively.

The movement of valuation allowance is as follows:

	As of December 31,
	2023	2024
Balance at beginning of the year	1,436,620	24,156,986
Disposal of a subsidiary	(389,311)	-
Additions	23,533,326	6,240,696
Decrease	(423,649)	(434,966)
Balance at end of the year	24,156,986	29,962,716

As of December 31, 2024, the net operating loss carryforwards from the Group’s subsidiaries, VIEs and the VIEs’ subsidiaries established in the PRC will expire, if unused, as follows:

Net operating loss carryforwards
2025	2,348,849
2026	2,697,552
2027	1,009,456
2028	16,586,588
2029	24,783,793
Total	47,426,238

15.	Leases

The Group as a lessor

The Group entered into lease agreements as lessor with both third parties and related parties.

	For the years ended December 31,
	2022	2023	2024
Rental Income：
Lianwai Kindergarten	754,285	754,285	754,285

The Group continued leasing its space to Lianwai Kindergarten for their operation of kindergarten care service after the disposal in November, 2018, and the lease term will be ended in December 2024 (Note 17).

The Group as a lessee

On July 31, 2024, the Group entered into a new lease agreement related to use of education with Hebei Petroleum Technical College with a lease term of 6 years from July 31, 2024 to July 30, 2030.

	As of December 31,
	2023	2024

Operating right-of-use assets	2,471,003	51,906,613

Operating lease payment liabilities, current	2,471,003	9,208,569
Operating lease payment liabilities, non-current	-	38,352,135
Total	2,471,003	47,560,704

The weighted average discount rate of the operating lease was 4.65% and 3.84% as of December 31, 2023 and 2024. The weighted average remaining lease term was 0.67 years and 5.45 year as of December 31, 2023 and 2024. Cash paid for operating lease was RMB4,342,857 and RMB11,628,836 for the years ended December 31, 2023 and 2024. Operating right-of-use assets obtained in exchange for operating lease payment liabilities was nil and RMB55,593,928 for the year ended December 31, 2023 and 2024.

For the years ended December 31 2022, 2023 and 2024, the lease expense was as follows:

	For the years ended December 31,
	2022	2023	2024

Operating leases expense	4,454,857	4,454,857	7,076,506
Short-term lease expense	11,741,215	1,295,043	377,430
Total	16,196,072	5,749,900	7,453,936

Because most of the leases do not provide an implicit rate of return, the Group used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

The following is a schedule of future minimum payments under the Group’s operating leases as of December 31, 2024:

For the years ended December 31,	RMB
2025	10,891,644
2026	10,377,358
2027	10,377,358
2028	10,377,358
Thereafter	10,377,360
Total lease payments	52,401,078
Less: imputed interest	(4,840,374)
Total operating lease liabilities	47,560,704

16.	Commitments and contingencies

(a)	Commitments

As of December 31, 2024, the Group entered into lease agreements as lessee with third parties for the operation of Langfang school. The Group has total future lease payment of RMB52,608,078. As of December 31, 2024, the Group did not have any purchase commitments or capital commitments.

(b)	Litigations

On December 18, 2023, Lishui Mengxiang, as applicant, filed an arbitration application against Beijing S.K. and its affiliates, as respondents in relation to the breach of the investment cooperation agreement entered into between the two parties on July 27, 2021 and a series of investment supplemental agreement entered into between the two parties during 2023 and 2024. The main arbitration claim was to request the respondents to pay the contract amount of RMB72.41 million and the liquidated damages of RMB20 million. On April 3, 2025, the Beijing Arbitration Commission rendered a final award granting the applicant’s main arbitration claims. As of the date of this annual report, Lishui Mengxiang has not yet received the aforementioned amount.

In the opinion of management, there were no other pending or threatened claims and litigation as of December 31, 2024 and through the issuance date of these consolidated financial statements.

17.	Related party transaction and balances

Name and relationship with related parties:

Name of related parties	Relationship
Ms. Fen Ye	Significant shareholder, director, and chairlady of the Company
Mr. Biao Wei	A close family member of Ms. Fen Ye, director and Chief Executive Officer of the Company
Lishui Yuanmeng Training Company Limited (“Yuanmeng”)	Controlled by Mr. Biao Wei
Lianwai Kindergarten	Controlled by Ms. Fen Ye
Qingtian International School	Ultimately controlled by Mr. Biao Wei
Qingtian Zhongyi Education Investment Co., LTD (“Qingtian Zhongyi”)	Controlled by Ms. Fen Ye
Zhejiang Lishui Qiaoxiang Education Consulting Services Co., Ltd (“Qiaoxiang Education”)	Controlled by Mr. Biao Wei

(a)	Significant transactions with related parties for continuing operations

	For the years ended December 31,
	2022	2023	2024
Rental revenue:
–Lianwai Kindergarten	754,285	754,285	754,285
Total	754,285	754,285	754,285

	For the years ended December 31,
	2022	2023	2024
Disposal of Qingtian International School:
–Qiaoxiang Education	-	23,161,000	-

On December 31, 2023, the Group transferred 100% sponsorship interests of Qingtian International School to Qiaoxiang Education which is controlled by the controlling shareholder for a consideration of RMB23.2 million (Note 4).

For the years ended December 31, 2022, 2023 and 2024, all loan amounts with related parties were non-interest bearing, unsecured and repayable on demand.

17.	Related party transaction and balances (Continued)

(b)	Balances with related parties for continuing operations

	As of December 31,
	2023	2024
Due to related parties:
Mr. Biao Wei	-	1,817,485
Qingtian Zhongyi	8,000,000	-
Total	8,000,000	1,817,485

	As of December 31,
	2023	2024
Due from a related party:
Qingtian International school	10,750,000	9,542,000
Total	10,750,000	9,542,000

(c)	Balances with Affected Entity for continuing operations

	As of December 31,
	2023	2024
Due to Affected Entity:
Payables to Affected Entity, non-current	173,680,363	173,046,163
Total	173,680,363	173,046,163

For the years ended December 31, 2022, 2023 and 2024, other receivables from and payables to Affected Entity were non-interest bearing and unsecure. Payables to Affected Entity, non-current will not be settled within the next year according to the repayment schedule.

Revenue transaction amount were recognized in the consolidated financial statements (Note 13).

18.	Non-controlling interests

In January 2022, the Group entered into an agreement of establishing a joint venture company Beijing Xinxiang Future Technology Development Co., Ltd (“Xinxiang”) with Beijing Renrenzhen Intelligent Technology Co., Ltd (“Renren”) and Beijing Chuang’ao Technology Center LLP. (“Chuangao”). The Group directly held 43% equity interests for a total consideration of RMB4,300,000. Given that the board of directors of Xinxiang consists of five members, three of which shall be appointed by Lishui Mengxiang, the Group controlled Xinxiang as Lishui Mengxiang holds more than half of the voting power in the board of directors of Xinxiang. The remaining 57% interests held by Renren and Chuangao were accounted for as non-controlling interest. As of December 31, 2023, Chuangao withdrew capital of RMB500,000 and the Group recognized non-controlling interest deficit of RMB310,587 as of December 31, 2023. On June 17, 2024, Xinxiang was deregistered, resulting in a non-controlling interests disposal loss of RMB255,999.

19.	Restricted net assets

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

As of December 31, 2024, the total restricted net assets of the Company’s subsidiaries and VIEs incorporated in PRC subjected to restriction, including the registered capital, the PRC statutory reserves and certain education facilities assets, exceeded the 25 percent threshold, which amounted to RMB182.2 million (US$25.0 million). This restriction results in a corresponding requirement to provide the Company’s financial information.

20.	Subsequent events

In November, 2024, the Group issued 1,800,000,000 Class A ordinary shares, par value US$0.0001 per share in the form of ADSs of the Group to certain individual investors, in the aggregate consideration of US$34.2 million. The financing transaction was closed in January 2025.

The Group has evaluated events subsequent to the balance sheet date of December 31, 2024 through April 30, 2025, the date on which the consolidated financial statements were issued and noted that there are no other subsequent events except for the events mentioned above.

21.	Information: Condensed financial statements of the Company

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

As of December 31, 2024, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

21.	Information: Condensed financial statements of the Company (Continued)

Condensed Financial Information of the Company

BALANCE SHEETS

	As of December 31,
	2023	2024
	RMB	RMB	US$ (Note 2(g))
ASSETS
Current assets:
Cash and cash equivalents	212,847,187	215,770,215	29,560,398
Amounts due from subsidiaries and VIEs	42,496,200	43,130,675	5,908,878
Total current assets	255,343,387	258,900,890	35,469,276
Total assets	255,343,387	258,900,890	35,469,276
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued liabilities and other current liabilities	56,662	31,932	4,375
Investment deficit in subsidiaries and VIEs	54,111,743	66,144,375	9,061,742
Amounts due to subsidiaries and VIEs	43,765,484	46,586,500	6,382,324
Total current liabilities	97,933,889	112,762,807	15,448,441
Total liabilities	97,933,889	112,762,807	15,448,441
Shareholders’ equity:
Class A ordinary shares (USD$0.0001 par value; 19,700,000,000 shares authorized, 71,667,000 and 71,667,000 shares issued and outstanding as of December 31, 2023 and 2024, respectively)(1)	50,584	50,584	6,930
Class B ordinary shares (USD$0.0001 par value; 100,000,000 shares authorized, 45,000,000 and 45,000,000 shares issued and outstanding as of December 31, 2023 and 2024, respectively) (1)	30,508	30,508	4,180
Additional paid-in capital	333,552,470	343,098,862	47,004,351
Statutory reserves	60,610,543	60,610,543	8,303,610
Accumulated other comprehensive income	8,485,041	12,294,900	1,684,394
Accumulated deficit	(245,319,648)	(269,947,314)	(36,982,630)
Total shareholders’ equity	157,409,498	146,138,083	20,020,835
Total liabilities and shareholders’ equity	255,343,387	258,900,890	35,469,276

(1)	On November 18, 2024, the Company announced a dual-class stock structure that the ordinary shares were re-classified as Class A ordinary shares and Class B ordinary shares. Besides, the Company approved that the addition of 19,500,000,000 of authorized shares with a par value of US$0.0001 each, following the increase of capital, the authorized share capital of the Company shall be US$2,000,000 divided into (i) 19,700,000,000 Class A ordinary shares of a par value of US$0.0001 each. (ii) 100,000,000 Class B ordinary shares of a par value of US$0.0001 each, and (iii) 200,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the third amended and restated memorandum and articles of association of the Company. All shares and associated amounts have been retroactively restated to reflect the authorization of these shares (see Note 11).

21.	Information: Condensed financial statements of the Company (Continued)

STATEMENTS OF OPERATIONGS AND COMPREHENSIVE INCOME/(LOSS)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ (Note 2(g))
Operating expenses
General and administrative expenses	(2,360,615)	(1,292,974)	(2,647,144)	(362,657)
Total operating expenses	(2,360,615)	(1,292,974)	(2,647,144)	(362,657)
Other income	12,107	336	18	2
Equity in loss of subsidiaries and VIEs, net	(5,441,353)	(125,338,010)	(21,980,540)	(3,011,322)
Loss from subsidiaries and VIEs	(5,429,246)	(125,337,674)	(21,980,522)	(3,011,320)
Net loss	(7,789,861)	(126,630,648)	(24,627,666)	(3,373,977)
Net loss attributable to Lixiang Education Holding Co., Ltd. shareholders	(7,789,861)	(126,630,648)	(24,627,666)	(3,373,977)
Other comprehensive income
Other comprehensive income, net of nil tax	18,057,155	2,970,553	3,809,859	521,949
Comprehensive income/(loss)	10,267,294	(123,660,095)	(20,817,807)	(2,852,028)

STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ (Note 2(g))
Cash flows used in operating activities	(1,900,037)	(42,725,890)	(861,999)	(118,093)
Cash flows used in investing activities	-	-	-	-
Cash flows provided by financing activities	-	41,856,435	-	-
Effect of exchange rate changes on cash	17,940,145	2,947,203	3,785,027	518,546
Net changes in cash and cash equivalents	16,040,108	2,077,748	2,923,028	400,453
Cash and cash equivalents at the beginning of year	194,729,331	210,769,439	212,847,187	29,159,945
Cash and cash equivalents at the end of year	210,769,439	212,847,187	215,770,215	29,560,398