Form 20-F
period 2025-12-31
Lixiang Education Holding Co. Ltd.
filed 2026-05-12
CIK 1814067

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American depositary shares, each representing one thousand Class A ordinary shares*	LXEH	The Nasdaq Stock Market LLC (The Nasdaq Global Market)
Class A ordinary shares, par value US$0.0001 per share**		The Nasdaq Stock Market LLC (The Nasdaq Global Market)

*	Our American depositary shares to Class A ordinary shares ratio is effective as of April 20, 2026.

**	Not for trading, but only in connection with the listing on The Nasdaq Stock Market LLC of the American depositary shares.

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2025, there were 1,916,667,000 ordinary shares outstanding, par value of US$0.0001 per share, including 1,871,667,000 Class A ordinary shares and 45,000,000 Class B ordinary shares.

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

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☐

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

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated or the context otherwise requires, references to:

●	“ADRs” refer to our American depositary receipts that evidence our ADSs;

●	“ADSs” refer to our American depositary shares, each of which represents one thousand Class A ordinary shares;

●	“Beijing P.X.” refers to Beijing Pengxiang Xinrui Education Technology Co., Ltd. (北京鹏翔新睿教育科技有限公司), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Lishui Mengxiang, formerly known as Beijing Pengxiang Tianxia Education Technology Co., Ltd. (北京鹏翔天下教育科技有限公司) prior to August 2024;

●	“Beijing S.K.” refers to Beijing Shangkun Education Technology Development Co., Ltd. (北京商鲲教育科技发展有限公司), a company incorporated under the laws of the PRC;

●	“Beijing Xinxiang” refers to Beijing Xinxiang Future Technology Development Co., Ltd. (北京心翔未来科技发展有限公司), a company which was incorporated under the laws of the PRC with 43% equity interests held by Lishui Mengxiang, and was deregistered in June 2024;

●	“Beijing R.R.Z.” refers to Beijing Renrenzhen Intelligent Technology Co., Ltd. (北京人人诊智能科技有限公司), a company incorporated under the laws of the PRC holding 42% equity interests of Beijing Xinxiang until June 2024;

●	“CAGR” refers to compound annual growth rate;

●	“China”, “mainland China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan, while the legal and operational risks associated with operating in China may also apply to operations in Hong Kong;

●	“Chuangmei Weiye” refers to Beijing Chuangmei Weiye Enterprise Management Co., Ltd. (北京创美伟业企业管理有限公司), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Beijing P.X. until November 9, 2023;

●	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.0001 per share;

●	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.0001 per share;

●	“Hainan Jiangcai” refers to Hainan Jiangcai Vocational Skills Training School Co., Ltd. (海南匠才职业技能培训学校有限公司), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Beijing P.X.;

●	“Hangzhou Youxi” refers to Hangzhou Youxi Information Technology Co., Ltd (杭州柚溪信息技术有限公司), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Liandu WFOE;

●	“Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Langfang School” refers to Langfang City Rail Transit Technical School (廊坊市城轨交通技工学校), a PRC school specialized in providing vocational education;

●	“Lianwai School” refers to Liandu Foreign Language School (莲都外国语学校), comprising of Baiyun Campus and Yijing Campus—Featured Division, which was historically controlled and consolidated by Liandu WFOE through a series of contractual arrangements but was deconsolidated on September 1, 2021;

●	“Liandu WFOE” refers to Zhejiang Mengxiang Consultancy Services Co., Ltd. (浙江梦翔咨询服务有限公司), a wholly foreign-owned enterprise incorporated under the laws of the PRC;

●	“Lishui Mengxiang” refers to Zhejiang Lishui Mengxiang Education Development Co., Ltd. (浙江丽水梦翔教育发展有限公司), a company incorporated under the laws of the PRC and the sponsor of Qingtian International School (before its deconsolidation) and Lishui International School;

●	“Lishui International School” refers to Lishui Overseas Chinese Senior High School (丽水市华侨高级中学), a PRC private educational school specialized in providing high school education;
●	“Lixiang,” “we,” “us,” “our company,” “the Company” and “our” refer to Lixiang Education Holding Co., Ltd. (formerly known as Lianwai Education Group Limited), an exempted company incorporated in the Cayman Islands with limited liability, and its subsidiaries;

●	“Macau” refers to Macau Special Administrative Region of the People’s Republic of China;

●	“Mengxiang Holdings” or “Controlling Shareholder” refers to, Mengxiang Holdings Limited, a British Virgin Islands company wholly-owned and controlled by Ms. Fen Ye;

●	“ordinary shares” refer to our Class A ordinary shares and Class B ordinary shares;

●	“Qingtian International School” refers to Qingtian Overseas Chinese Experimental High School (青田华侨实验高级中学), a PRC private educational school specialized in providing high school education, formerly known as Qingtian Overseas Chinese International School (青田县华侨国际学校) prior to February 2023;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“school year” refers to the periods from September of each calendar year to July of the following calendar year which consists of two semesters. The first semester usually commences in September of each year and ends in January of the following year, while the second semester usually commences in March and ends in July of the following year;

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States;

●	“Variable Interest Entities” or “VIEs” refer to the PRC entities of which we have power to control the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests and all or a portion of the assets at the minimum price possible to the extent permitted by PRC law (for details regarding the changes of the VIEs, see “Item 4. Information on the Company—A. History and Development of the Company.”);

●	“Vocational Education Services Providers” refer to Langfang School and Hainan Jiangcai;

●	“Xianke” refers to Zhejiang Lishui Xianke Agricultural Products Distribution Co., Ltd. (浙江丽水鲜客农产品配送有限公司), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Liandu WFOE; and

●	“Hebei Chuangxiang” refers to Hebei Chuangxiang Enterprise Management Co., Ltd.(河北创翔企业管理有限公司), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Beijing P.X.

Exchange Rate Information

Our and the VIEs’ business is conducted in China, all of our revenue is denominated in RMB and our financial records are maintained in RMB, our functional currency. Our reporting currency is RMB and this annual report on Form 20-F contains translations of RMB into U.S. dollars solely for the convenience of the reader. The exchange rate used for translation on December 31, 2025 was US$1.00=RMB6.9931, representing the certificated exchange rate published by the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

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

ITEM 3. KEY INFORMATION

Our Corporate Structure and Contractual Arrangements with the Consolidated VIEs

Lixiang Education Holding Co., Ltd. is a Cayman Islands holding company and not a Chinese operating company, and does not conduct operations directly. The operations in China are conducted through Liandu WFOE and its subsidiaries in which Lixiang holds equity ownership interests, and their contractual arrangements, commonly known as the VIE structure, with the VIEs incorporated in China, currently consisting of Lishui Mengxiang, Lishui International School, Beijing P.X., Langfang School, Hainan Jiangcai and Hebei Chuangxiang. Historically, the VIEs also included Qingtian International School from August 31, 2021 to December 31, 2023, Chuangmei Weiye from January 1, 2022 to November 9, 2023 and Beijing Xinxiang from January 2022 to June 2024. The VIEs are consolidated for accounting purpose only and Lixiang does not own any equity interest in the VIEs. Our corporate structure involves unique risks to investors as they are purchasing equity securities in Lixiang, the Cayman Islands holding company, and are not purchasing, and may never directly hold, equity interests in the VIEs.

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

Proxy Agreement for School’s Sponsors and Council Members. Pursuant to the Proxy Agreement for School’s Sponsors and Council Members dated April 2, 2024, Lishui Mengxiang has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as school sponsor of Lishui International School to the extent permitted by the PRC laws. These rights include, but are not limited to: (a) the right to appoint and/or elect of council members of Lishui International School; (b) the right to appoint and/or elect the supervisors of Lishui International School; the right to put forward the School’s mission and scope of operation;(c)the right to examine or approve the articles of association of Lishui International School, development planning, major projects and budget for revenues and expenditures;(d) the right to supervise the performance of Lishui International School and the achievement of the objectives set out in the bylaw;(e) the right to establish the executive school council in accordance with the authority and procedures prescribed in the bylaw of Lishui International School and to participate in the running and management of the School;(f) the right to access the information about the operation conditions and financial conditions of Lishui International School;(g) the right to consult the resolutions, records, financial and accounting statements and reports of the school council meetings in accordance with the PRC laws;(h) the right to use the remaining property of the school after the liquidation for running other non-profit schools continuously in accordance with the PRC laws;(i) the right to transfer the interests of Lishui International School’s sponsor in accordance with the PRC laws; and (j) any other rights of Lishui International School’s Sponsor provided by other applicable laws and regulations of the PRC and the articles of association of Lishui International School (as amended from time to time).

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

For the year ended December 31, 2025, we and the VIEs have established an education services network consisting of a high school (Lishui International School), two vocational education services providers (Langfang School and Hainan Jiangcai) and a human resources and healthcare support services provider (Hebei Chuangxiang).

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

We and the VIEs have explored and considered business opportunities beyond high school education and taken steps to expand into online education and vocational education. In February 2021, Liandu WFOE completed the acquisition of 100% of the equity interests of Hangzhou Youxi to expand into the business of online education. In January 2022, Lishui Mengxiang formed Beijing Xinxiang with Beijing R.R.Z. to provide vocational education in the healthcare industry. To expand our and the VIEs’ business into vocational education, Lishui Mengxiang entered into definitive agreements to acquire 100% of the equity interests of Beijing P.X. on January 1, 2022, which was a wholly-owned subsidiary of Beijing S.K. at the time, so that after the transaction, Lishui Mengxiang through its shareholding of Beijing P.X. would in turn hold 100% of the equity interests of Chuangmei Weiye and Hainan Jiangcai, and 100% of the sponsorship interests of Langfang School. The acquisition was completed in May 2022. As of the date of the annual report on Form 20-F, the administrative procedures with the PRC governmental authorities to amend the registration reflecting the result of the acquisition of Langfang School have not been completed due to the internal procedures of the competent authorities and we are still in the process of active communication with such local authorities. On November 5, 2023, Lishui Mengxiang elected to exercise the right to sell 100% of the equity interests of Chuangmei Weiye back to Beijing S.K. and its affiliates pursuant to that certain supplementary agreement by and among Lishui Mengxiang, Beijing S.K., certain affiliates of Beijing S.K. and Beijing P.X. dated August 20, 2023, primarily due to the substantial amount of Chuangmei Weiye’s historical debts. The equity interests of Chuangmei Weiye were transferred back to Beijing S.K.’s affiliates at a price of RMB6.36 million and the transfer was completed on November 9, 2023. After the transaction, the amount of RMB6.36 million has been added to the total debts owed by Beijing S.K. to Lishui Mengxiang. On January 6, 2023, Beijing P.X established Hebei Chuangxiang, a human resources services provider for internship and employment recommendations, as its wholly-owned subsidiary to expand our human resources services business. Hebei Chuangxiang also cooperates with healthcare and elderly care enterprises to deliver daily care, specialized nursing and companion services. On March 5, 2026, Mudanjiang Chuangxiang Health Management Co., Ltd. (“Mudanjiang Chuangxiang”) was incorporated in the PRC with 100% ownership by Hebei Chuangxiang.

The following diagram illustrates the corporate structure of us, our subsidiaries and the VIEs, as of the date of the annual report:

Lixiang Education Holding Co., Ltd. ("the Company")
(Cayman Islands)
100%
Lianwai Investment Co., Ltd.
(British Virgin Islands)
100%
Hong Kong Mengxiang Education Development Group Limited
(Hong Kong)
Outside China
100%
Inside China
Liandu WFOE
(PRC)
100%
100%
Xianke
(PRC)
Hangzhou Youxi
(PRC)
Ms. Fen Ye
Ms. Hong Ye
95%
5%
Lishui Mengxiang
(PRC)
100%
Lishui International School(1) (PRC)
Beijing P.X.(2)
(PRC)
100%
100%
Langfang School
(PRC)
Hainan Jiangcai
(PRC)
Hebei Chuangxiang
(PRC)
100%
Mudanjiang Chuangxiang
(PRC)
Contractual arrangements
Equity interest
Sponsorship interest (3)

Notes:

(1)	Lishui Mengxiang holds 100% of the sponsorship interests of Lishui International School. On April 2, 2024, Liandu WFOE entered into a series of contractual arrangements with respect to the operation of Lishui International School, pursuant to which Lishui Mengxiang’s sponsorship interests of Lishui International School became effective on June 25, 2023. As of September 1, 2025, Lishui International School had four classes and five teachers in total.

(2)	Beijing P.X. holds 100% of the sponsorship interests of Langfang School. Liandu WFOE entered into a series of contractual arrangements with respect to the operation of Langfang School on March 28, 2023. The contractual arrangements took effect on January 1, 2022. As of the date of the annual report, Langfang City has not released any detailed rules on classification registration of private schools and we have not received any relevant notice from the competent authorities of Langfang City since January 1, 2022 when Beijing P.X. began to hold the whole sponsorship interests of Langfang School. On January 6, 2023, Beijing P.X. established a wholly-owned subsidiary, Hebei Chuangxiang, a human resources services provider for internship and employment recommendations. It also cooperates with healthcare and elderly care enterprises to deliver daily care, specialized nursing and companion services. On March 5, 2026, Mudanjiang Chuangxiang Health Management Co., Ltd. (“Mudanjiang Chuangxiang”) was incorporated in the PRC with 100% ownership by Hebei Chuangxiang.

(3)	According to PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” instead of “owners” or “shareholders.” The economic substance of “sponsorship” with respect to private schools is substantially similar to that of ownership with regard to legal, regulatory and tax matters. However, the differences between sponsorship and equity ownership can be found in the specific provisions of the laws and regulations applicable to sponsors and owners, such as provisions regarding the right to receive returns on investment and the right to the distribution of residual properties upon termination and liquidation.

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

2024 Reverse Stock Split

On May 7, 2024, the Company was notified by Nasdaq of its failure to maintain a minimum bid price of US$1.00 per share for 30 consecutive trading days under the Bid Price Rule, and was given a compliance period of 180-day extension, or until November 4, 2024 to regain compliance. Effective September 30, 2024, the Company effected a 1-for-10 reverse stock split. On October 14, 2024, the Company received a letter from the Nasdaq, notifying the Company that it had regained compliance with the Bid Price Rule and this matter was closed.

2026 Reverse Stock Split

On November 18, 2025, the Company was notified by Nasdaq of its failure to maintain a minimum bid price of US$1.00 per share for 30 consecutive trading days under the Bid Price Rule, and was given a compliance period of 180 calendar days, or until May 18, 2026, to regain compliance. On April 1, 2026, the Company announced its plan to change the ratio of its ADS to Class A ordinary shares from the previous ratio of one (1) ADS to one hundred (100) Class A ordinary shares to a new ratio of one (1) ADS to one thousand (1,000) Class A ordinary shares. Effective April 20, 2026, the Company effected a 1-for-10 reverse stock split.

Variation of Share Capital

On November 18, 2024, we held our annual general meeting and approved that the authorized share capital of the Company be increased, re-classified and re-designated as follows (together, the “Variation of Share Capital”):

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

(d)	by re-designating 200,000,000 authorized but unissued shares as shares of such class or classes (however designated) as the board of directors may determine in accordance with the third amended and restated memorandum and articles of association of the Company, such that following Variation of Share Capital, the authorized share capital of the Company shall be US$2,000,000 divided into (i) 19,700,000,000 Class A ordinary shares of a par value of US$0.0001 each, (ii) 100,000,000 Class B ordinary shares of a par value of US$0.0001 each, and (iii) 200,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the third amended and restated memorandum and articles of association of the Company.

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

Company/School	License/Permission	Issuing Authority	Validity
Liandu WFOE	Business License	Market Supervision Administration of Lishui City	Until October 9, 2068

Xianke	Business License	Market Supervision Administration of Jingning Shezu Autonomous County	Long-term

	Food Operation License	Market Supervision Administration of Jingning Shezu Autonomous County	Until August 24, 2025*

Hangzhou Youxi	Business License	Market Supervision Administration of Hangzhou City	Long-term

Lishui Mengxiang	Business License	Market Supervision Administration of Lishui City	Until August 16, 2051

Beijing P.X.	Business License	Market Supervision Administration of Chaoyang District, Beijing	Until December 22, 2051

Hainan Jiangcai	Business License	Market Supervision Administration of Hainan Province	Long-term

Langfang School	Registration Certificate for Private Non-enterprise Entities	Administrative Examination and Approval Bureau of Langfang City	Until July 7, 2027

	Permit for Establishment of Privately-run Schools	Department of Human Resources and Social Security of Hebei Province	Until July, 2028

	Food Operation License	Administrative Examination and Approval Bureau of Anci District, Langfang City	Until October 15, 2027

Hebei Chuangxiang	Business License	China (Hebei) Pilot Free Trade Zone Zhengding Area Management Committee	Long-term

	Labor Dispatch Operation License	China (Hebei) Pilot Free Trade Zone Zhengding Area Management Committee	Until February 27, 2029

	Human Resources Service License	China (Hebei) Pilot Free Trade Zone Zhengding Area Management Committee	Until January 9, 2028

Lishui International School	Social Service Institution Registration Certificate	Civil Affairs Bureau of Lishui City	Until June 24, 2028

	Permit for Establishment of Privately-run Schools	Lishui Education Bureau	Until May 31, 2026

*	Note: According to the directions of Market Supervision Administration of Jingning Shezu Autonomous County, since Xianke does not engage in the catering business and only sells pre-packaged food, it does not need to renew its food operation license.

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

Our financial statements contained in this annual report on Form 20-F for the fiscal years ended December 31, 2023, 2024 and 2025 have been audited by Audit Alliance LLP, an independent registered public accounting firm headquartered in Singapore and is among the public accounting firms that are registered with the Public Company Accounting Oversight Board of the United States, or the PCAOB. Such PCAOB-registered accounting firms are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This list does not include Audit Alliance LLP. As of the date of the annual report, our listing is not affected by the Holding Foreign Companies Accountable Act, or the HFCAA, and related regulations. However, the recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the stock exchange. If, in the future, we are identified by the SEC for two consecutive years as a commission-identified issuer whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States, and this ultimately could result in our ADSs being delisted.

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

Risks Relating to Our Business and Industry

●	Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. See “Risk Factors—Risks Relating to Our Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the 2021 Implementation Rules for Private Education Laws has materially and adversely affected and may materially and adversely affect our and the VIEs’ business, financial condition, results of operations and prospect.”

●	We are in the process of filing the relevant application pursuant to the national and local regulations. See “Risk Factors—Risks Relating to Our Business and Industry—We and the VIEs are in the process of filing the relevant application pursuant to the national and local regulations (including Zhejiang Province and Lishui City, as well as Hebei Province) of classification registration of private schools. Loss of taxes and fees may incur in the process, which may have an adverse impact on the VIEs’ operations.”

●	We may not be able to successfully integrate businesses operated by Lishui International School, Vocational Education Services Providers, Chuangmei Weiye and Hebei Chuangxiang. See “Risk Factors—Risks Relating to Our Business and Industry—We and the VIEs may not be able to successfully integrate businesses operated by Lishui International School, Vocational Education Services Providers, Chuangmei Weiye and Hebei Chuangxiang, which may cause us to lose the anticipated benefits from such business expansions and to incur significant additional expenses.”

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our auditor for two consecutive years. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. As of the date of the annual report, our auditor is not determined by the PCAOB that it is unable to inspect or investigate completely and our listing is not affected by the Holding Foreign Companies Accountable Act and related regulations. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit of our financial statements. See “Risk Factors—Risks Relating to Our Business and Industry—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our auditor for two consecutive years. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

●	We and the VIEs are and may be in the future involved in legal and other disputes and claims arising out of our and VIEs’ operations from time to time. See “Risk Factors—Risks Relating to Our Business and Industry—We and the VIEs are and may be in the future involved in legal and other disputes and claims arising out of our operations from time to time.”

Risks Relating to Our Corporate Structure

●	We may be subject to severe penalties if the PRC government finds that the agreements that establish the structure for operating our and the VIEs’ business in China do not comply with applicable PRC laws and regulations. See “Risk Factors—Risks Relating to Our Corporate Structure—Our and the VIEs’ private education service business is subject to extensive regulation in China. We and the VIEs may be subject to severe penalties if the PRC government finds that the agreements that establish the structure for operating our and the VIEs’ business in China do not comply with applicable PRC laws and regulations.”

●	Our contractual arrangements may not be as effective in providing control over the VIEs as equity ownership. See “Risk Factors—Risks Relating to Our Corporate Structure—Our contractual arrangements may not be as effective in providing control over the VIEs as equity ownership” and “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and our ADSs or Class A ordinary shares may decline in value or become worthless.”

●	We may have to incur additional costs and expend substantial resources to enforce our contractual arrangements. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. In the event that we are unable to enforce these contractual arrangements, we may not be able to exert effective control over the VIEs for an extended period of time or we may be permanently unable to exert control over the VIEs. See “Risk Factors—Risks Relating to Our Corporate Structure—We may have to incur additional costs and expend substantial resources to enforce our contractual arrangements, temporarily or permanently lose control over our primary operations or lose access to our primary sources of revenue, if the VIEs or their respective ultimate shareholders fail to perform their obligations under our contractual arrangements.”

●	We rely on dividends and other payments from Liandu WFOE to pay dividends and other cash distributions to our shareholders. See “Risk Factors—Risks Relating to Our Corporate Structure—We rely on dividends and other payments from Liandu WFOE to pay dividends and other cash distributions to our shareholders.”

●	Lishui International School, and the Vocational Education Services Providers may be subject to limitations on their ability to operate private education or make payments to related parties. See “Risk Factors—Risks Relating to Our Corporate Structure—Lishui International School, and the Vocational Education Services Providers may be subject to limitations on their ability to operate private education or make payments to related parties.”

Risks Relating to Doing Business in China

●	The inherent uncertainties in the PRC legal system could materially and adversely affect us. The PRC legal system continues to evolve rapidly. The interpretations of such laws and regulations may not always be consistent, and enforcement of these laws and regulations involves significant uncertainties and can change quickly with little advance notice, any of which could limit the available legal protections. See “Risk Factors—Risks Relating to Doing Business in China—The inherent uncertainties in the PRC legal system could materially and adversely affect us.”

●	Investors in the ADSs and the business of us and the VIEs face potential uncertainty from the PRC government’s policy. Adverse changes in the PRC economic, political and social conditions as well as laws and government policies, may materially and adversely affect our and the VIEs’ business, financial condition, results of operations and growth prospects. See “Risk Factors—Risks Relating to Doing Business in China—Adverse changes in the PRC economic, political and social conditions as well as laws and government policies, may materially and adversely affect our and the VIEs’ business, financial condition, results of operations and growth prospects.”

●	PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries or VIEs. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries or VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our and the VIEs’ business.”

●	Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors—Risks Relating to Doing Business in China—Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or the VIE or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

●	There is significant uncertainty about the application and interpretation of the Law on the Promotion of Private Education, the 2021 Implementation Rules and their detailed implementation rules and regulations. See “Risk Factors—Risks Relating to Doing Business in China—Based on the recent development of PRC law, there is significant uncertainty about the application and interpretation of the Law on the Promotion of Private Education, the 2021 Implementation Rules and their detailed implementation rules and regulations. We and the VIEs may be subject to significant limitations on our ability to engage in the private education business, acquire private schools, or receive payments from the VIEs and may otherwise be materially and adversely affected by changes in PRC laws and regulations.”

●	To the extent cash is generated in our PRC Subsidiaries or the VIEs, and may need to be used to fund operations outside of mainland China, such funds may not be available due to limitations placed by the PRC government. Furthermore, to the extent assets (other than cash) in our or the VIEs’ business are located in the PRC or held by a PRC entity, the assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries and the VIEs to transfer assets by the PRC government. If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiary in the future, and to the extent cash is generated in our Hong Kong subsidiary, and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries and the VIEs to transfer funds or assets by the PRC government. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions or limitations on our ability to transfer or distribute cash within its organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong and adversely affect its business. See “Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.”

Risks Relating to Our ADSs

●	The trading price of our ADSs may be volatile and the voting rights of holders of our ADSs are limited by the terms of the deposit agreement. See “Risk Factors—Risks Relating to Our ADSs—The trading price of our ADSs may be volatile, which could result in substantial losses to you,” “Risk Factors—Risks Relating to Our ADSs—The voting rights of holders of our ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares represented by your ADSs are voted,” and “Risk Factors—Risks Relating to Our ADSs—The depositary shall deem you to have instructed the depositary to give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs if you do not give timely voting instructions to the depositary to direct how the Class A ordinary shares underlying your ADSs are voted, except in limited circumstances, which could adversely affect your interests.”

●	Our dual-class share structure with different voting rights will limit our ADSs holders’ rights and affect the trading price and liquidity of our ADSs. See “Risk Factors—Risks Relating to Our ADSs—Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial,” “Risk Factors—Risks Relating to Our ADSs— Our dual-class voting structure may render the ADSs representing our Class A ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the ADSs.”

Financial Information Related to the VIEs

The following table presents the condensed consolidating schedule of financial position of our parent company, VIEs and their consolidated subsidiaries, Liandu WFOE that is the primary beneficiary of the VIEs, and other subsidiaries as of December 31, 2024 and 2025.

s

	As of December 31, 2024
Condensed Consolidating Schedule of Financial Position	Parent	VIEs and their consolidated subsidiaries	Liandu WFOE which is the primary beneficiary of the VIEs	Other subsidiaries	Elimination adjustment	Total
			RMB
Assets
Cash and cash equivalents	215,770,215	3,897,892	854,904	201,227	-	220,724,238
Inter-group balance due from VIEs and subsidiaries	43,130,675	15,356,140	3,105,881	24,159,107	(85,751,803)	-
Prepayments and other current assets	-	4,426,665	365,085	1,054,980	-	5,846,730
Other current assets	-	156,770	-	-	-	156,770
Amounts due from a related party	-	9,542,000	-	-	-	9,542,000
Total current assets	258,900,890	33,379,467	4,325,870	25,415,314	(85,751,803)	236,269,738

Property and equipment, net	-	146,646,206	-	603,848	-	147,250,054
Land use right	-	33,927,238	-	-	-	33,927,238
Other non-current assets	-	53,014,362	-	155,938	-	53,170,300
Investments in subsidiaries	-	-	3,081,121	1,388,736	(4,469,857)	-
Total non-current assets	-	233,587,806	3,081,121	2,148,522	(4,469,857)	234,347,592

Total assets	258,900,890	266,967,273	7,406,991	27,563,836	(90,221,660)	470,617,330

Short-term borrowings	-	84,000,000	-	-	-	84,000,000
Inter-group balance due to VIEs and subsidiaries	46,586,500	20,645,000	19,805,002	-	(87,036,502)	-
Accrued liabilities and other current liabilities	31,932	7,457,837	-	-	-	7,489,769
Other current liabilities	-	19,304,474	38,078	72,096	-	19,414,648
Investment deficit in subsidiaries and VIEs	66,144,375	-	-	-	(66,144,375)	-
Amounts due to a related party	-	1,817,485	-	-	-	1,817,485
Total current liabilities	112,762,807	133,224,796	19,843,080	72,096	(153,180,877)	112,721,902

Amounts due to Affected Entity, non-current	-	158,514,326	-	14,531,837	-	173,046,163
Other non-current liabilities	-	39,352,135	-	-	-	39,352,135
Total non-current liabilities	-	197,866,461	-	14,531,837	-	212,398,298

Total liabilities	112,762,807	331,091,257	19,843,080	14,603,933	(153,180,877)	325,120,200

Non-controlling interests	-	(640,953)	-	-	-	(640,953)
Total shareholders’ equity/(deficit)	146,138,083	(64,123,984)	(12,436,089)	12,959,903	62,959,217	145,497,130

	As of December 31, 2025
Condensed Consolidating Schedule of Financial Position	Parent	VIEs and their consolidated subsidiaries	Liandu WFOE which is the primary beneficiary of the VIEs	Other subsidiaries	Elimination adjustment	Total
	RMB
Assets
Cash and cash equivalents	27,742	11,699,127	785,359	270,623	-	12,782,851
Inter-group balance due from VIEs and subsidiaries	374,863,600	-	3,105,881	25,329,437	(403,298,918)	-
Prepayments and other current assets	-	11,054,550	216,917	1,032,412	-	12,303,879
Other current assets	-	164,207	-	-	-	164,207
Amounts due from related party	-	8,692,000	-	240,000	-	8,932,000
Total current assets	374,891,342	31,609,884	4,108,157	26,872,472	(403,298,918)	34,182,937

Property and equipment, net	-	142,306,682	-	464,718	-	142,771,400
Land use right	-	32,980,543	-	-	-	32,980,543
Other non-current assets	-	61,885,822	-	125,262	-	62,011,084
Investments in Equity Securities	44,974,376				-	44,974,376
Investments in subsidiaries	-	-	-	4,538,519	(4,538,519)	-
Total non-current assets	44,974,376	237,173,047	-	5,128,499	(4,538,519)	282,737,403

Total assets	419,865,718	268,782,931	4,108,157	32,000,971	(407,837,437)	316,920,340

Short-term borrowings	-	84,000,000	-	-	-	84,000,000
Inter-group balance due to VIEs and subsidiaries	48,001,814	309,551,096	20,055,002	-	(377,607,912)	-
Accrued liabilities and other current liabilities	31,223	11,046,243	-	3,543	-	11,081,009
Other current liabilities	-	27,374,401	46,923	150,656	-	27,571,980
Investment deficit in subsidiaries and VIEs	218,625,928	-	-	-	(218,625,928)	-
Amounts due to related party	-	1,621,303	-	-	-	1,621,303
Amounts due to Affected Entity, current	-	-	-	26,430,695	(26,430,695)	-
Total current liabilities	266,658,965	433,593,043	20,101,925	26,584,894	(622,664,535)	124,274,292

Investment deficit in subsidiaries	-	-	1,286,695	-	(1,286,695)	-
Other non-current liabilities	-	39,439,295	-	-	-	39,439,295
Total non-current liabilities	-	39,439,295	1,286,695	-	(1,286,695)	39,439,295

Total liabilities	266,658,965	473,032,338	21,388,620	26,584,894	(623,951,230)	163,713,587

Total shareholders’ equity/(deficit)	153,206,753	(204,249,407)	(17,280,463)	5,416,077	216,113,793	153,206,753

The following table presents the condensed consolidating schedule of results of operations and cash flows of our parent company, VIEs and their consolidated subsidiaries, Liandu WFOE that is the primary beneficiary of the VIEs, and other subsidiaries for the years ended December 31, 2023, 2024 and 2025.

	For the year ended December 31, 2023
Condensed Consolidating Schedule of Results of Operations	Parent	VIEs and their consolidated subsidiaries	Liandu WFOE which is the primary beneficiary of the VIEs	Other subsidiaries	Elimination adjustment	Total
	RMB
Continuing operation
Revenue	-	48,374,296	2,441,120	-	-	50,815,416
Cost of revenue	-	(46,182,644)	(662,871)	(4,799)	-	(46,850,314)
General and administrative expenses	(1,292,974)	(110,694,880)	(652,759)	(621,002)	-	(113,261,615)
Sales and marketing expenses	-	(18,300)	-	-	-	(18,300)
(Loss)/income from operations	(1,292,974)	(108,521,528)	1,125,490	(625,801)	-	(109,314,813)
Other income, net	336	8,263,054	569,101	6,693	-	8,839,184
Equity in (loss)/income of subsidiaries and VIEs	(125,338,010)	-	(3,518,720)	1,824,129	127,032,601	-
(Loss)/income before income tax expenses	(126,630,648)	(100,258,474)	(1,824,129)	1,205,021	127,032,601	(100,475,629)
Income tax expense	-	(216,120)	-	(2,903,456)	-	(3,119,576)
Loss from continuing operations, net of tax	(126,630,648)	(100,474,594)	(1,824,129)	(1,698,435)	127,032,601	(103,595,205)
Loss from discontinued operations, net of tax	-	(23,394,661)	-	-	-	(23,394,661)
Net loss	(126,630,648)	(123,869,255)	(1,824,129)	(1,698,435)	127,032,601	(126,989,866)

Condensed Consolidating Schedule of Cash Flows
Net cash (used in)/provided by operating activities	(42,725,890)	(16,213,871)	283,574	(543,288)	-	(59,199,475)
Net cash used in investing activities	-	(7,576,283)	-	-	-	(7,576,283)
Net cash provided by financing activities	41,856,435	2,227,473	-	-	-	44,083,908
Effect of exchange rate changes on cash and cash equivalents	2,947,203	-	-	23,350	-	2,970,553
Net increase/(decrease) in cash and cash equivalents	2,077,748	(21,562,681)	283,574	(519,938)	-	(19,721,297)
Cash and cash equivalents at the beginning of year	210,769,439	32,873,528	1,026,430	1,601,045	-	246,270,442
Cash and cash equivalents of discontinued operations–beginning of year	-	491,106	-	-	-	491,106
Cash and cash equivalents at the end of year	212,847,187	11,801,953	1,310,004	1,081,107	-	227,040,251
Less cash and cash equivalents of discontinued operations–end of year	-	-	-	-	-	-
Cash and cash equivalents of continuing operations–end of year	212,847,187	11,801,953	1,310,003	1,081,108	-	227,040,251

	For the year ended December 31, 2024
Condensed Consolidating Schedule of Results of Operations	Parent	VIEs and their consolidated subsidiaries	Liandu WFOE which is the primary beneficiary of the VIEs	Other subsidiaries	Elimination adjustment	Total
	RMB
Revenue	-	32,139,658	661,002	-	-	32,800,660
Cost of revenue	-	(35,844,133)	(2,810)	(4,162)	-	(35,851,105)
General and administrative expenses	(2,647,144)	(18,717,355)	(577,702)	(856,964)	-	(22,799,165)
Sales and marketing expenses	-	(111,780)	-	-	-	(111,780)
(Loss)/income from operations	(2,647,144)	(22,533,610)	80,490	(861,126)	-	(25,961,390)
Other income, net	18	1,255,874	1,570	1,895	-	1,259,357
Equity in (loss)/income of subsidiaries and VIEs, net	(21,980,540)	-	(822,165)	740,105	22,062,600	-
Loss before income tax expenses	(24,627,666)	(21,277,736)	(740,105)	(119,126)	22,062,600	(24,702,033)
Income tax expense	-	-	-	-	-	-
Net loss	(24,627,666)	(21,277,736)	(740,105)	(119,126)	22,062,600	(24,702,033)

Condensed Consolidating Schedule of Cash Flows
Net cash used in operating activities	(861,999)	(16,099,979)	(455,100)	(904,713)	-	(18,321,791)
Net cash used in investing activities	-	(554,082)	-	-	-	(554,082)
Net cash provided by financing activities	-	8,750,000	-	-	-	8,750,000
Effect of exchange rate changes on cash and cash equivalents	3,785,027	-	-	24,833	-	3,809,860
Net increase/(decrease) in cash and cash equivalents	2,923,028	(7,904,061)	(455,100)	(879,880)	-	(6,316,013)
Cash and cash equivalents at the beginning of year	212,847,187	11,801,953	1,310,004	1,081,107	-	227,040,251
Cash and cash equivalents at the end of year	215,770,215	3,897,892	854,904	201,227	-	220,724,238

	For the year ended December 31, 2025
Condensed Consolidating Schedule of Results of Operations	Parent	VIEs and their consolidated subsidiaries	Liandu WFOE which is the primary beneficiary of the VIEs	Other subsidiaries	Elimination adjustment	Total
	RMB
Continuing operation
Revenue	-	30,606,575	-	226,415	-	30,832,990
Cost of revenue	-	(42,762,681)	-	(399)	-	(42,763,080)
General and administrative expenses	(2,160,564)	(19,737,374)	(478,124)	(1,092,308)	-	(23,468,370)
Selling and marketing expenses	-	(985,278)	-	-	-	(985,278)
Loss from operations	(2,160,564)	(32,878,758)	(478,124)	(866,292)	-	(36,383,738)
Other income, net	(151)	(1,260,268)	1,566	1,603	-	(1,257,250)
Impairment loss on Investments	(83,621,753)	-	-	-	-	(83,621,753)
Equity in (loss)/income of subsidiaries and VIEs, net	(36,121,226)	-	(849,096)	1,325,654	35,644,668	-
(Loss)/income before income tax expenses	(121,903,694)	(34,139,026)	(1,325,654)	460,965	35,644,668	(121,262,741)
Income tax expense	-	-	-	-	-	-
Net (loss)/income	(121,903,694)	(34,139,026)	(1,325,654)	460,965	35,644,668	(121,262,741)

Condensed Consolidating Schedule of Cash Flows
Net cash (used in)/provided by operating activities	(331,856,004)	17,518,687	(69,545)	103,969	-	(314,302,893)
Net cash used in investing activities	(128,596,129)	(13,617,452)	-	-	-	(142,213,581)
Net cash provided by financing activities	250,422,660	3,900,000	-	-	-	254,322,660
Effect of exchange rate changes on cash and cash equivalents	(5,713,000)	-	-	(34,573)	-	(5,747,573)
Net (decrease)/increase in cash and cash equivalents	(215,742,473)	7,801,235	(69,545)	69,396	-	(207,941,387)
Cash and cash equivalents at the beginning of year	215,770,215	3,897,892	854,904	201,227	-	220,724,238
Cash and cash equivalents at the end of year	27,742	11,699,127	785,359	270,623	-	12,782,851

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

For the years ended December 31, 2023, 2024 and 2025, the cash flows that have occurred between the Company, the VIEs and their consolidated subsidiaries, Liandu WFOE which is the primary beneficiary of the VIEs, and other subsidiaries are summarized as the following:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cash transfer from Liandu WFOE to VIEs and their consolidated subsidiaries	15,800,000	—	20,000,000
Cash transfer from VIEs and their consolidated subsidiaries to Liandu WFOE	15,550,000	—	20,250,000
Cash paid by Lianwai School to other subsidiaries for sofeware service	—	—	120,000
Cash transfer from other subsidiaries to VIEs and their consolidated subsidiaries	650,000	100,000	—
Cash transfer from VIEs and their consolidated subsidiaries to other subsidiaries	20,150,000	—	3,890,000
Cash transfer from other subsidiaries to parent company	—	—	290,000

From January 1, 2026 to the date of this annual report, cash is transferred among the Company, Liandu WFOE, the VIEs and their consolidated subsidiaries, in the following manners: (i) VIEs and their consolidated subsidiaries provided a total of RMB100,000 in cash to other subsidiaries ; (ii) other subsidiaries provided a total of RMB300,000 in cash to the Company; (iii) VIEs and their consolidated subsidiaries provided a total of RMB1,000,000 in cash to Liandu WFOE and (iv) other subsidiaries provided a total of RMB500,000 in cash to VIEs and their consolidated subsidiaries. The aforementioned cash transfers were generally for working capital purpose among the Liandu WFOE, VIEs and their consolidated subsidiaries, and other subsidiaries.

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

A. Selected Financial Data

The following summary consolidated statements of operations and comprehensive loss for the fiscal years ended December 31, 2023, 2024 and 2025 and summary consolidated balance sheets as of December 31, 2024 and 2025 have been derived from our audited consolidated financial statements included in this annual report on Form 20-F beginning on page F-1. Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States of America, or US GAAP. Our historical results are not necessarily indicative of results expected for future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.

The following table presents our summary consolidated statements of operations and comprehensive loss for the fiscal years ended December 31, 2023, 2024 and 2025.

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Net revenues:
Revenue from third parties	50,061,131	32,046,375	30,229,432	4,322,751
Revenue from a related party	754,285	754,285	603,558	86,308
Total net revenues	50,815,416	32,800,660	30,832,990	4,409,059
Cost of revenues	(46,850,314)	(35,851,105)	(42,763,080)	(6,115,039)
Gross profit/(loss)	3,965,102	(3,050,445)	(11,930,090)	(1,705,980)
Operating expenses:
General and administrative expenses	(25,445,401)	(22,799,165)	(23,468,370)	(3,355,932)
Selling and marketing expenses	(18,300)	(111,780)	(985,278)	(140,893)
Impairment loss on goodwill	(22,677,921)	-	-	-
Expected credit loss for receivables and other assets	(65,138,293)	-	-	-
Total operating expenses	(113,279,915)	(22,910,945)	(24,453,648)	(3,496,825)
Operating loss	(109,314,813)	(25,961,390)	(36,383,738)	(5,202,805)
Interest expense	(3,634,721)	(2,860,956)	(3,456,630)	(494,292)
Impairment loss on Investments	-	-	(83,621,753)	(11,957,752)
Interest income	134,011	289,865	9,301	1,330
Other income, net	12,339,894	3,830,448	2,190,079	313,177
Loss before income tax expense	(100,475,629)	(24,702,033)	(121,262,741)	(17,340,342)
Income tax expenses	(3,119,576)	-	-	-
Loss from continuing operations, net of tax	(103,595,205)	(24,702,033)	(121,262,741)	(17,340,342)
Loss from discontinued operation, net of tax	(23,394,661)	-	-	-
Net loss	(126,989,866)	(24,702,033)	(121,262,741)	(17,340,342)
Net loss attributable to Lixiang Education Holding Co., Ltd. shareholders	(126,630,648)	(24,627,666)	(121,903,694)	(17,431,997)
Net (loss)/income attributable to non-controlling interests	(359,218)	(74,367)	640,953	91,655
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	2,970,553	3,809,859	(5,747,573)	(821,892)
Comprehensive loss	(124,019,313)	(20,892,174)	(127,010,314)	(18,162,234)
Total comprehensive (loss)/income attributable to non-controlling interests	(359,218)	(74,367)	640,953	91,655
Total comprehensive loss attributable to Lixiang Education Holding Co., Ltd. shareholders	(123,660,095)	(20,817,807)	(127,651,267)	(18,253,889)

Loss per ordinary share attributable to Lixiang Education Holding Co., Ltd. shareholders from continuing operations	(1.32)	(0.21)	(0.06)	(0.01)
—Basic and diluted
Loss per ordinary share attributable to Lixiang Education Holding Co., Ltd. shareholders from discontinued operation	(0.30)	-	-	-
—Basic and diluted
Weighted average number of ordinary shares outstanding	78,584,808	116,667,000	1,911,667,000	1,911,667,000

The following table presents our summary consolidated balance sheet data as of December 31, 2024 and 2025.

	As of December 31,
	2024	2025
	RMB	RMB	US$
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	220,724,238	12,782,851	1,827,923
TOTAL ASSETS	470,617,330	316,920,340	45,319,005
TOTAL LIABILITIES	325,120,200	163,713,587	23,410,731
Class A ordinary shares (USD$0.0001 par value; 19,700,000,000 shares authorized, 71,667,000 and 1,871,667,000 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	50,584	1,368,598	195,707
Class B ordinary shares (USD$0.0001 par value; 100,000,000 shares authorized, 45,000,000 and 45,000,000 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	30,508	30,508	4,363
TOTAL SHAREHOLDERS’ EQUITY	145,497,130	153,206,753	21,908,274

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

The 2021 Implementation Rules have had significant impacts on our and the VIEs’ business operations and our results of operations. As a result of the effectiveness of the 2021 Implementation Rules, we have lost control over Lianwai School which primarily provides primary and middle education to the students. We had ceased to recognize revenues for all activities related to Lianwai School and had discontinued all business activities with Lianwai School by August 31, 2021. We deconsolidated Lianwai School commencing from September 1, 2021 and presented it as a discontinued operation in current and comparative period financial statements. To minimize disruptions to existing students enrolled in Lianwai School, we and the VIEs continued to offer essential services to the students. As a result, our and the VIEs’ ability to engage in the private not-for-profit education in China has been materially and adversely affected, and we cannot assure you that we will be able to restore such ability, which could materially and adversely affect our and the VIEs’ business, prospects, results of operations and financial condition. We and the VIEs have established an education services network through Liandu WFOE and its subsidiaries in which Lixiang holds equity ownership interests, and their contractual arrangements, commonly known as the VIE structure, with the VIEs incorporated in China. For details regarding the changes of our subsidiaries and the VIEs, see “Item 4. Information on the Company—A. History and Development of the Company.”

There are substantial uncertainties regarding the interpretation and application of the Decision, the current Promotion Law, the Education Fees Opinions and the 2021 Implementation Rules, which affect or may affect Lishui International School, the Vocational Education Services Providers, or our industry as a whole. Such uncertainties include, among others:

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

The local governments and their education authorities will generally issue detailed rules, guidelines or opinions on the interpretation, application and implementation of the upper-level laws after they come into effect, and the local government and education authorities in Zhejiang Province (in the case of Lishui International School) and Hebei Province (in the case of Langfang School) have not yet issued such rules, guidelines or opinions on the interpretation, application and implementation of the 2021 Implementation Rules as of the date of this annual report on Form 20-F. We have been closely monitoring the developments of the 2021 Implementation Rules and are carefully evaluating the possible impact of the 2021 Implementation Rules on our and the VIEs’ business development and financial performance. There is no expected timeline for the local government and education authorities to release such rules, guidelines or opinions. We are also proactively seeking guidance from and cooperating with the local governments and their education authorities in connection with our efforts to comply with the 2021 Implementation Rules and any related rules and regulations.

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

We derive the majority of our revenue from tuition, meal and accommodation service fees. We determine the rates of the tuition or other fees for our schools primarily based on limits, guidelines and requirements set by the authorities and commercial considerations such as the demand for our and the VIEs’ educational programs, cost of revenues, the tuition charged by our competitors, our pricing strategy, the economic conditions of Lishui City, Zhejiang Province (in the case of Lishui International School) and Langfang City, Hebei Province (in the case of Langfang School), and the general economic conditions in China.

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

Lishui International School was established in June 2023 and started to enroll student in September 2023. Lishui International School had 97 students as of September 1, 2025 and it recorded a utilization rate of approximately 71.8% as of September 1, 2025.

Langfang School is a provincial private vocational school approved by the Human Resources and Social Security Department of Hebei Province, integrating academic education and vocational education. Lishui Mengxiang acquired Langfang School in January 2022 and began to hold 100% of the sponsorship interests in Langfang School on January 1, 2022. Langfang School had 660 students enrolled as of September 1, 2025.

We and the VIEs cooperate with Hainan Technical School, a reputable vocational education school in Haikou City, Hainan Province, through Hainan Jiangcai, a subsidiary of Beijing P.X., to jointly design and develop curriculum programs based on the prevalent market trends and employer preferences. Hainan Jiangcai (through its cooperator Hainan Technical School) had 510 students enrolled as of September 1, 2025.

If Lishui International School, Langfang School and Hainan Technical School are unable to attract and retain students to fully utilize the campuses, they may record lower operation efficiency and we may be unable to benefit from the acquisitions. As a result, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

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

The education sector in China is rapidly evolving, highly fragmented and competitive and we expect competition in this sector to persist and intensify. In the geographic market in which we and the VIEs operate the schools, we and the VIEs compete with public schools and other private schools that offer high school education and vocational education. We and the VIEs compete with these schools across a range of factors, including program and curriculum offerings, tuition level, school location and premises, qualified teachers and other key personnel.

Our competitors that are private schools may offer similar or superior educational programs, with different pricing and service packages that are more appealing than those offered at our school. Some of our competitors that are private schools may have more resources than us and may be able to devote greater resources than we and the VIEs can to the development and promotion of their schools and respond more quickly than we and the VIEs can to changes in student demands, testing materials, admissions standards, market needs or new technology. Our competitors that are public schools may have access to resources that may not be available to private schools and may be able to offer quality educational programs at lower prices than Lishui International School and Langfang School. According to the Frost & Sullivan report, tuition charged by public schools is generally lower than tuition charged by private schools, especially premium private schools. In addition, the PRC public education system continues to improve in terms of resources, admission policies and teaching quality and approaches. If public schools relax their admission limitations, offer more diversified curriculum, upgrade their campus facilities or reforms the exam-oriented education approach, they may become more attractive to students, which may lead to increased competition in the education industry.

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

We and the VIEs may not be able to successfully integrate businesses operated by Lishui International School, Vocational Education Services Providers, Chuangmei Weiye and Hebei Chuangxiang, which may cause us to lose the anticipated benefits from such business expansions and to incur significant additional expenses.

We and the VIEs plan to expand the business and school network by entering into cooperation with third-party school sponsors to establish new schools, in addition to establishing new schools ourselves or acquiring existing schools. We believe we will face challenges in running the newly established school and integrating business operations and management philosophies of the schools we and the VIEs acquired. We and the VIEs may not be able to successfully integrate businesses operated by Lishui International School, Vocational Education Services Providers, Chuangmei Weiye and Hebei Chuangxiang, and we may not realize the expected benefits or synergies of the business expansion to the extent, or in the timeframe we anticipated, which may have a material adverse effect on our and the VIEs’ business, financial condition and results of operations.

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

The operations of Lishui International School are subject to general conditions and the education industry of Lishui City and/or Zhejiang Province, while the operation of Langfang School is subject to general conditions and the education industry of Langfang City and/or Hebei Province.

Lishui International School and its operations are currently located in Lishui City, Zhejiang Province. According to the latest census report of Zhejiang Province, the population of Lishui City and Zhejiang Province in 2025 was 2.5 million and 66.7 million, respectively. If Lishui City or Zhejiang Province experiences an event that materially and adversely affects its education industry, such as an economic downturn, a natural disaster or an outbreak of a contagious disease, or if any governmental authorities governing Lishui City or Zhejiang Province adopt regulations that place additional restrictions or burdens on Lishui International School or on the education industry in general, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

Langfang School and its operations are currently located in Langfang City, Hebei Province. According to the latest census report of Hebei Province, the population of Langfang City and Hebei Province in 2025 was 5.5 million and 73.8 million, respectively. If Langfang City or Hebei Province experiences an event that materially and adversely affects its education industry, such as an economic downturn, a natural disaster or an outbreak of a contagious disease, or if any governmental authorities governing Langfang City or Hebei Province adopt regulations that place additional restrictions or burdens on Langfang School or on the education industry in general, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

In addition, given that we and the VIEs mainly offer the education services at Lishui International School and Langfang School, any material negative development with respect to Lishui International School or Langfang School could have a material adverse effect on our and the VIEs’ business, financial condition and results of operations as a whole.

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

The operations of Lishui International School depend on their abilities to promptly and adequately respond to changes in admission requirements for higher-level education, testing materials and technologies.

Our high school students in Lishui International School are subject to the National Joint Entrance Examination for overseas Chinese students. The admission scores for the various college schools in China usually change from year to year and so do the admission requirements for overseas universities. Testing materials may also change in terms of focus areas, format and the manner in which such tests are administered. The new examination syllabus implemented in 2021 has greatly reduced the difficulty of the examination. These changes require us to continually update and enhance the courses we and the VIEs offer and to continually train our students to take standardized tests so as to maximize their performance on these tests. In order to enable our students to get admission to the prestigious colleges in China, Lishui International School is required to offer not only the ordinary PRC high school curriculum program but also the courses designed for the National Joint Entrance Examination for overseas Chinese students. If Lishui International School fail to adequately prepare its students for admission tests in the everyday classroom teaching and any test preparation courses they offer, their students’ admissions rates to PRC colleges may decrease and their programs and services may become less attractive to students. Furthermore, if we and the VIEs fail to timely develop and introduce new education services and programs in Lishui International School based on the changing education and test standards in China and abroad, our ability to attract and retain students may decrease. As a result, our reputation, business, financial condition and results of operations may be materially and adversely affected.

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

As of December 31, 2024 and 2025, we had net current assets of RMB124 million and net current liabilities of RMB90 million, respectively. We cannot assure you that we will not experience periods of net current liabilities in the future. We may record net current liabilities in future periods as we continue to expand. A net current liabilities position could expose us to liquidity risks, constrain our operational flexibility and adversely affect our ability to obtain financing and expand our and the VIEs’ business. There can be no assurance that we will always be able to generate sufficient cash flow from our operations or obtain necessary funding to meet our future financial needs, including repaying our loans upon maturity and finance our capital commitments. If we fail to meet our financial obligations, our and the VIEs’ business, liquidity, financial position and prospects could be materially and adversely affected.

We face risks related to health epidemics, natural disasters or terrorist attacks in China.

We and the VIEs offer accommodation service to students of Lishui International School, Langfang School and Hainan Technical School. Lishui International School also provides on-campus or nearby off-site accommodation to our teachers and staff. The boarding and accommodation arrangements make our students, teachers and staff vulnerable to outbreaks of health epidemics such as the COVID-19 virus, H1N1 flu virus, avian influenza and severe acute respiratory syndrome, or SARS, and Influenza A virus, such as H5N1 subtype and H5N2 subtype flu viruses, natural disasters, such as earthquakes, floods, landslides, as well as terrorist attacks, other acts of violence or war or social instability, especially when such health epidemics, natural disasters or terrorist attacks take place in our schools or in or near the regions where our schools are located. As a result, our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

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

The educational facilities of our school are limited in space and size which is also subject to regulatory approval from the competent departments in charge of urban and rural planning. We and the VIEs may not be able to admit all qualified students who would like to enroll in our school due to the capacity constraints of our current school facilities. As of September 1, 2025, there were 97,660 and 510 students enrolled in Lishui International School, Langfang School, and Hainan Jiangcai (through its cooperator Hainan Technical School). None of Lishui International School, Langfang School, and Hainan Technical School had a lack of capacity for enrolling students as of September 1, 2025. We and the VIEs may not be able to expand our capacity at our current campus unless we and the VIEs relocate to other facilities in the local area with more space. If we and the VIEs fail to expand our capacity as quickly as the demand for our services grows, or if we and the VIEs otherwise fail to grow by acquiring or establishing schools and campuses, we and the VIEs could lose potential students to competitors, and our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

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

On December 18, 2023, Lishui Mengxiang, as applicant, filed an arbitration application against Beijing S.K. and its affiliates, as respondents in relation to the breach of the investment cooperation agreement entered into between the two parties on July 27, 2021 and a series of investment supplemental agreement entered into between the two parties during 2022 and 2023. The main arbitration claim was to request the respondents to pay the contracted amount of RMB72.41 million and liquidated damages of RMB20 million. On April 3, 2025, the Beijing Arbitration Commission rendered a final award granting the applicant’s main arbitration claim. As of the date of this annual report, Lishui Mengxiang has applied for enforcement of the arbitration award but has not yet received the aforementioned amount. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

We have identified material weaknesses in our internal control over financial reporting. If our remediation of the material weaknesses is not effective, or we fail to develop and maintain effective internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

We are subject to reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires that we include a management report on such company’s internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2021. Our management has concluded that the material weaknesses identified for the year ended December 31, 2020 has been remediated, the internal control over financial reporting was effective as of December 31, 2023 and 2024. However, in the course of auditing our consolidated financial statements for the financial statements included elsewhere in this annual report for the fiscal year ended December 31, 2025, we identified two material weaknesses in our internal control over financial reporting. See “Item 15. Controls and Procedures.”

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified for the fiscal year ended December 31, 2025 relate to (i) the lack of sufficient and competent accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; and (ii) lack of robust and formal period-end financial reporting policies and procedures in place to address complex U.S. GAAP technical accounting and the SEC reporting requirements.

In response to the material weaknesses identified, we are in the process of implementing a number of measures to address the material weaknesses identified, including but not limited to:

●	develop and implement a comprehensive set of processes and internal controls to timely and appropriately identify, analyze, and record transactions that may be subject to complex U.S. GAAP accounting treatment;

●	hire additional accounting staff members with U.S. GAAP and SEC reporting experiences to implement the abovementioned financial reporting procedures and internal controls to ensure the consolidated financial statements and related disclosures under U.S. GAAP and SEC reporting requirements are prepared appropriately on a timely basis; and

●	establish an ongoing training program to provide sufficient and appropriate trainings for accounting and financial reporting personnel, including trainings related to U.S. GAAP and SEC reporting requirements.

We believe the measures described above should remediate the material weaknesses identified and strengthen our internal control over financial reporting. The remediation initiatives outlined above are estimated to take place over the next 12 to 18 months, and we can offer no assurance that these initiatives will ultimately have the intended effects. We do not believe that the remediation of these material weaknesses will result in significant incremental cost. However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. Another significant financial reporting failure or material weakness in internal control over financial reporting could result in substantial cost to remediate and could cause a loss of investor confidence and decline in the market price of our ADSs. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, our ADSs may not be able to remain listed on the Nasdaq Global Market.

Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, are not required to provide the auditor attestation report.

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

Even so, the SEC still included the issuers to the “Conclusive list of issuers identified under the HFCAA” if the issuers filed an annual report with an audit report issued by a registered public accounting firm headquartered in mainland China and Hong Kong prior to the PCAOB’s decision to vacate its 2021 Determination. Additionally, each identified issuer that is on the conclusive list must comply with the HFCAA’s submission and disclosure requirements for the year that it is identified. As of the date of this prospectus, more than 170 public companies have been listed in as issuers identified under the HFCAA. More recently, on February 21, 2025, the United States President Donald Trump issued the America First Investment Policy to provide guidance on investment oversight. The policy includes directives to, among other things, determine if adequate financial auditing standards are upheld for companies covered by the HFCAA.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. Any lack of access to the PCAOB inspection in mainland China and Hong Kong may prevent the PCAOB from fully evaluating audits and quality control procedures of the auditors based there. As a result, the investors may be deprived of the benefits of such PCAOB inspection. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we may be identified as a commission-identified issuer following the filing of the annual report on Form 20-F for the relevant fiscal year.

Our current auditor Audit Alliance LLP is located in Singapore and is registered with the PCAOB. Audit Alliance LLP is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. As of the date of the annual report, Audit Alliance LLP is not subject to the 2021 Determinations announced by the PCAOB and our listing is not affected by the HFCAA and related regulations. If, in the future, we are identified by the SEC for two consecutive years as a commission-identified issuer whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States, and this ultimately could result in our ADSs being delisted.

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

On May 7, 2024, the Company was again notified by Nasdaq of its failure to maintain a minimum bid price of US$1.00 per share for 30 consecutive trading days under the Bid Price Rule, and was given a compliance period of 180-day extension, or until November 4, 2024 to regain compliance. Effective September 30, 2024, the Company effected a 1-for-10 reverse stock split, to change to a new ADS Ratio of one (1) ADS to one hundred (100) Class A ordinary shares. On October 14, 2024, the Company received a letter from the Nasdaq, notifying the Company that it had regained compliance with the Bid Price Rule and this matter was closed.

On August 29, 2024, the Company was again notified by Nasdaq of its failure to maintain the MVPHS of US$5 million for 30 consecutive trading days for continued listing on the Nasdaq Global Market under Listing Rule 5450(b)(1)(C), and was given 180 calendar days, or until February 25, 2025 to regain compliance. On February 27, 2025, the Company received a letter from the staff of Nasdaq notifying the Company that it had regained compliance with the MVPHS requirement under Listing Rule 5450(b)(1)(C).

On November 18, 2025, the Company was again notified by Nasdaq of its failure to maintain a minimum bid price of US$1.00 per share for 30 consecutive trading days under the Bid Price Rule, and was given a compliance period of 180-day extension, or until May 18, 2026 to regain compliance. Effective April 20, 2026, the Company effected a 1-for-10 reverse stock split, to change the ratio of its ADS to Class A ordinary shares from the previous ratio of one (1) ADS to one hundred (100) Class A ordinary shares to a new ratio of one (1) ADS to one thousand (1,000) Class A ordinary shares. The Company intended to actively monitor the closing bid price of its securities between November 18, 2025 and May 18, 2026.

On February 9, 2026, the Company was again notified by Nasdaq of its failure to maintain the MVPHS of US$5 million for 30 consecutive trading days for continued listing on the Nasdaq Global Market under Listing Rule 5450(b)(1)(C), and was given 180 calendar days, or until August 10, 2026 to regain compliance. The Company intends to actively monitor its market value of publicly held shares between February 9, 2026 and August 10, 2026.

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

Our and the VIEs’ business, financial performance and results of operations could be adversely affected by the deterioration of the relation between China and the United States and global geopolitical relations.

The relation between China and the United States is constantly changing. There has been a “trade war” between the two countries during recent years, the United States imposed additional import tariffs on specified products imported from China. As a result, China has responded by imposing retaliatory tariffs on goods exported from the United States. Tensions exist in other areas such as political, social and health issues, including the disagreements in relation to the COVID-19 pandemic. In light of the ongoing tensions between China and the United States, including the recent increase of tariff between the two countries in 2025, there is a risk that our and the VIEs’ business and our listing status may be adversely affected by trade restrictions, sanctions and other policies that may be implemented. As we and the VIEs operate in China, any deterioration in political or trade relations might cause a public perception in the United States or elsewhere that might cause our and the VIEs’ education services to become less attractive. The United States lawmakers have introduced several bills intended to protect American investments in Chinese companies. The PWG criticized China’s failure to uphold international commitment to transparency and called for recommendations to protect U.S. investors from China’s failure to allow audits of U.S.-listed Chinese companies. The PWG may impact U.S.-listed Chinese companies if strict compliance with audit requirements and U.S. law or new listing rules or governance standards were imposed. Furthermore, there have been media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the performance of the stocks of the China-based issuers listed in the United States. From October 1, 2025 to November 12, 2025, the federal government of the United States was in a shutdown as Congress failed to pass appropriations legislation for the 2026 fiscal year. In addition, the United States government funding of the SEC and other government agencies on which we may rely, is subject to the political process, including executive and congressional priorities, which is inherently fluid and unpredictable. Future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, tensions over Taiwan, legislation passed by the U.S. Senate banning all imports from Xinjiang, sanctions imposed by the U.S. Department of Treasury on certain officials of Xinjiang’s regional government, the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by former U.S. President Joe Biden in June 2021 that barring American investment into Chinese firms with purported ties to defense or surveillance technology sectors, which was expanded on an earlier investment blacklist issued by U.S. President Donald J. Trump in his first presidency. Under President Donald J. Trump’s administration, causes of US-China friction remains. Starting from February 2025, the U.S. government imposed a series of tariff increases on imports from China. Following the announcement by President Trump on April 9, 2025, the tariffs on imports from China have been raised to 145%. In response to the multiple rounds of tariff increases by the U.S. government, China also announced several rounds of retaliatory tariffs on goods imported from the U.S., raising the rate to 125%. Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Ongoing political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our and the VIEs’ business, prospects, financial condition and results of operations.

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

Recently there have been heightened tensions in geopolitical relations, not only between the United States and China, but also globally, such as the conflicts involving Russia, Ukraine, Gaza, Iran and the Middle East more broadly, and the accompanying international response including economic sanctions, have been disruptive to the world economy, with increased volatility in global financial and commodity markets, including higher oil and gasoline prices, disruption to international trade and financial markets, all of which have a trickle-down effect on supply chains. There is substantial uncertainty about the extent to which these conflicts will continue to impact economic and financial affairs, as the numerous issues arising from the conflicts are in flux and there is the potential for escalation of the conflicts globally. Although we do not have operations in these areas, there is no guarantee that these global tensions, sanctions, or potential retaliatory trade measures will not further reduce levels of international trade and investment or cause disruptions in global economy. Such developments could have a material adverse effect on our business and results of operations.

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

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. As of December 31, 2025, we and the VIEs had made social insurance contribution for the PRC-based employees based on the relevant PRC laws and regulations and practical measures. If we and the VIEs fail to, or are deemed to have failed to, make adequate social insurance and housing fund contributions in the future, we and the VIEs may be required to make supplemental contributions and/or subject to overdue fees and/or fines and our and the VIEs’ business, financial condition and results of operations may be adversely affected. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Laws and Regulations Relating to Labor Protection.”

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

As of December 31, 2025, we had 46 and two registered trademarks in the PRC and Hong Kong, respectively. As of December 31, 2025, we and the VIEs had no trademarks pending registration in the PRC or Hong Kong. We and the VIEs obtained five computer software copyrights through the acquisition of Hangzhou Youxi by Liandu WFOE in February 2021. We believe our and the VIEs’ trademarks and other intellectual properties are competitive advantages and are important to our success to date and our future prospects. We have been investing resources to develop our own intellectual properties and we take prudent steps to protect our intellectual properties and know-how. However, the steps we have taken to protect our intellectual property rights may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others and halt any copycat attempts.

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

Although foreign investment in high schools and vocational schools is not prohibited, based on the operation experience, our subsidiary Liandu WFOE in China is still ineligible to independently or jointly invest and operate high schools and vocational schools, including Langfang School. To comply with PRC laws and regulations, our wholly-owned subsidiary, Liandu WFOE, has entered into a series of contractual arrangements with the VIEs, pursuant to which we are regarded as the primary beneficiary of the VIEs in accordance with U.S. GAAP. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.” If the contractual arrangements that establish the structure for operating our and the VIEs’ business in China are found to violate any PRC laws or regulations in the future or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Education of People’s Republic of China, or the MOE, which regulates the education industry, the Ministry of Commerce, or MOFCOM, which regulates the foreign investment in China, and the Civil Affairs Bureau, which regulates the registration of schools in China, would have broad discretion in dealing with such violations, including:

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

We have relied and expect to continue to rely on our contractual arrangements to operate private education businesses in China. These contractual arrangements may not be as effective in providing us with control over the VIEs as equity ownership. If we had equity ownership of the VIEs, we would be able to exercise our rights as a direct or indirect shareholder to effect changes in the board of directors of the VIEs, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, as these contractual arrangements stand now, if the VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we cannot exercise shareholders’ rights to direct corporate actions as direct ownership would otherwise entail. If the parties under such contractual arrangements refuse to carry out our directions in relation to everyday business operations, we will be unable to maintain effective control over the operations of our schools in China. If we were to lose effective control over the VIEs, certain negative consequences would result, including our being unable to consolidate the financial results of the VIEs with our financial results. Given that we derived substantially all of our revenue from the VIEs for 2023, 2024 and 2025 and substantially all of our assets are held by the VIEs (including our permits and licenses, real estate leases, buildings and other educational facilities related to our schools), our financial position would be materially and adversely affected if we were to lose effective control over the VIEs or if our contractual arrangements are invalidated or nullified. In addition, losing effective control over the VIEs may negatively affect our operational efficiency and brand image. Further, losing effective control over the VIEs may impair our access to their cash flow from operations, which may reduce our liquidity.

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

Lishui International School, and the Vocational Education Services Providers may be subject to limitations on their ability to operate private education or make payments to related parties.

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

We cannot predict whether the resulting changes will have any adverse effect on our current or future business, financial condition or results of operations and the VIEs. Despite these economic reforms and measures, the PRC government continues to play a significant role in regulating industrial development, allocation of natural and other resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly.

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

The 2021 Implementation Rules state that private schools enjoy preferential taxation policies, in particular, non-profit private schools enjoy the same preferential taxation policies with those for government-run schools. However, Langfang School no longer enjoy the previous preferential policies on enterprise income tax since 2022, and the other preferential taxation policies shall remain unchanged for the time being. We cannot assure you that the preferential tax and other treatments contemplated by us will not change or that they will apply or continue to apply to Langfang School. The uncertainty in securing such preferential tax treatments could affect our results of operations. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

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

The trading price of our ADSs has ranged from US$1.83 to US$500.8 in 2025. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or under performance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities may affect the attitudes of investors towards China-based and U.S.-listed companies, which consequently may affect the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we and the VIEs have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our ADSs.

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

Our chairlady of board of directors, Ms. Fen Ye, beneficially own all of our issued Class B ordinary shares. These Class B ordinary shares constitute approximately 2.35% of our total issued and outstanding share capital immediately after the completion of our 2024 Private Placement and 82.78% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of our Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the market price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq Global Market listing standards. However, the Nasdaq Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Global Market listing standards. We have relied on and intend to continue to rely on some of these exemptions. For instance, we will not have regularly scheduled executive sessions with only independent directors each year. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq Global Market.

As a “controlled company” under the Nasdaq Stock Market Rules, we may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules. Ms. Fen Ye, chairlady of board of directors beneficially owns 2.48% of our total issued and outstanding ordinary shares, representing 82.8% of the total voting power. As a result, Ms. Fen Ye has the ability to control or significantly influence the outcome of matters requiring approval by shareholders. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may choose to rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters and an exemption from the rule that a majority of our board of directors must be independent directors.

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

We incur increased costs because of being a public company.

We are a public company and we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the Nasdaq Global Market contain detailed requirements concerning corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters.

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

B. Business Overview

Our and the VIEs’ private education services primarily consist of high school education and vocational education. For the year ended December 31, 2025, we and the VIEs have established an education services network consisting of a high school, two vocational education services providers and a human resources and healthcare support services provider, covering Zhejiang Province, Hebei Province, and Hainan Province in mainland China. The entities engaging in our main business include:

●	Lishui International School, an educational institution specialized in providing high school education to students from overseas Chinese families returning to China who are commonly known as the overseas Chinese returnees;

●	Langfang School and Hainan Jiangcai, vocational education services providers offering a variety of vocational education programs with the aim to help students to equip with practical vocational skill sets; and

●	Hebei Chuangxiang, a human resources service provider connecting enterprises and vocational school students, providing talents to enterprises and assisting vocational schools to provide internship opportunities to their students. It also cooperates with healthcare and elderly care enterprises to deliver daily care, specialized nursing and companion services.

Deconsolidated Primary and Middle School

In 2003, Lianwai School was launched in Lishui City, Zhejiang Province with two campuses offering primary and middle school private education:

●	Baiyun Campus offering standard PRC curriculum programs; and

●	Yijing Campus—Featured Division offering featured PRC curriculum programs.

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

As of September 1, 2025, there were 97 students in four classes enrolled in Lishui International School with 100% of the students living on-campus. The school recorded a utilization rate of 71.8% with the capacity of 135 students as of September 1, 2025. As of September 1, 2025, Lishui International School had five teachers, with a teacher-student ratio of 1:19.4.

Vocational Education Services Providers

We and the VIEs offer vocational education services at the Vocational Education Services Providers, namely Langfang School and Hainan Jiangcai. Langfang School and Hainan Jiangcai were acquired by Lishui Mengxiang in January 2022.

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

The following table sets out the vocational education programs and the corresponding numbers of the enrolled students in Langfang School as of September 1, 2025:

Vocational Education Programs in Langfang School	Number of Student Enrolled as of September 1, 2025
3D Printing Technology Operation	29
Urban Rail Transportation Management	12
Nursing	53
Computer Operation, Maintenance and Repairment	147
Cross-border E-commerce	21
Graphic Design	72
Automobile Maintenance and Repairment	111
Railway Attendant Training	119
Unmanned Aerial Vehicle Operation	40
Preschool Teacher Training	56
Total	660

Langfang School hires a number of qualified and dedicated teachers. As of September 1, 2025, Langfang School had 57 teachers, with a teacher-student ratio of 1:11.58.

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

In 2025, Langfang school provided intensive training for a total of 210 students who registered to sit for the vocational college entrance exam held in April, and 609 students graduated from Langfang School, with 399 graduates employed after graduation and 210 students pursuing college education.

Hainan Jiangcai

We and the VIEs cooperate with Hainan Technical School, a reputable vocational education school in Haikou City, Hainan Province, through Hainan Jiangcai, a subsidiary of Beijing P.X., to jointly design and develop curriculum programs based on the prevalent market trends and employer preferences.

The following table sets out the programs and the corresponding numbers of the students enrolled in the programs of Hainan Jiangcai (through its cooperator Hainan Technical School) as of September 1, 2025:

Vocational Education Programs of Hainan Jiangcai	Number of Student Enrolled as of September 1, 2025
Unmanned Aerial Vehicle (Computer Operation)	73
Railway Attendant Training	190
Urban Rail Transportation Management	247
Total	510

Hainan Jiangcai hires a number of qualified and dedicated teachers. As of September 1, 2025, Hainan Jiangcai had 24 teachers.

In 2025, the cooperative vocational education programs of Hainan Jiangcai have 193 graduates.

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

Hebei Chuangxiang

On January 6, 2023, Beijing P.X. established Hebei Chuangxiang as its wholly-owned subsidiary to expand into the human resources services business.

Hebei Chuangxiang is a human resources services provider for internship and employment recommendations. Hebei Chuangxiang has entered into cooperation agreements with certain employers, allowing Hebei Chuangxiang to assign the students from Langfang School and Hainan Technical School as interns to these employers. In return, Hebei Chuangxiang charges labor dispatch fees from the employers based on the number of interns dispatched. For the year ended December 31, 2025, Hebei Chuangxiang provided such human resources services to 24 companies, and provided internship and employment opportunities to 259 students.

Beginning from the second half of 2024, Hebei Chuangxiang signed formal service cooperation contracts with a number of enterprises in the health and elderly care industry, providing professional healthcare support services covering basic living care, special care, companion services, etc.. A daily service fee will be charged to enterprises using such services provided by Hebei Chuangxiang based on the service period and volume.

Intellectual Property

As of December 31, 2025, we and the VIEs had 46 and two registered trademarks in the PRC and Hong Kong, respectively. As of December 31, 2025, we and the VIEs had no trademarks pending registration in the PRC. We obtained five computer software copyrights through the acquisition of Hangzhou Youxi by Liandu WFOE in February 2021. As our brand name is of material importance to our and the VIEs’ business, we and the VIEs are working to increase, maintain and enforce our rights in our intellectual property portfolio.

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

Marketing

We and the VIEs rely primarily on our reputation as one of the leading providers of education services in Lishui City to attract high-quality students to apply for Lishui International School and do not engage in marketing and recruitment methods that require additional cost. We and the VIEs also take advantage of the school-operating experience and high-quality resources of the newly-acquired Vocational Education Services Providers in the vocational education industry to attract students. In addition, we and the VIEs enhance the public awareness of our brand name and education service offerings through word-of-mouth advertising, award and campus tours which are useful channels for prospective students and their family to learn more about our and the VIEs’ capabilities and education service offerings. We and the VIEs also from time to time formulate and implement our marketing and student recruiting plans suitable for the market to promote our school, programs and us.

Competition

The education sector in China is growing, rapidly evolving, highly fragmented and competitive. We and the VIEs face competition for students in the geographic market in which we operate.

According to the Frost & Sullivan report, Lianwai School was one of the top ten providers of private primary and secondary school education in Zhejiang Province and the largest private primary and middle school education in Lishui City as measured by students enrolled on a monthly average basis for the 2019/2020 school year. As of the date of the annual report, we and the VIEs are still one of the pioneers in the industry to provide education services in Zhejiang Province. With a successful track record of operation, Lishui International School has gained a strong reputation in Zhejiang Province, especially in Lishui City, which in turn attracts more high-quality students and teachers and helps forming a virtuous cycle. Besides, with the acquisition of the Vocational Education Services Providers and the establishment of Hebei Chuangxiang, we extended out business layout to the vocational education services in Hebei province and Hainan province and also to human resources and healthcare support services. We could take advantage of the school-operating experience and high-quality resources that the Vocational Education Services Providers and Chuangmei Weiye accumulated in the vocational education industry and human resources services industry to attract students and help them achieve their progression and career goals.

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

Furthermore, On September 6, 2024, the NDRC and the MOFCOM jointly issued the Special Administrative Measures for the Access of Foreign Investment (Negative List) (the “2024 Negative List”) with effect from November 1, 2024 and replaced the 2021 Negative List. The 2024 Negative List sets out the areas where foreign investment is prohibited, and the areas where foreign investment is restricted. Prior to investing in the restricted fields in the 2024 Negative List, foreign investor shall obtain foreign investment access permit. Unless otherwise provided in other laws, a foreign investment in areas not listed on the 2024 Negative List is unconditionally permitted and shall be treated in the same manner as domestic investment. The 2024 Negative List remains unchanged.

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

Regulations on Safety and Health Protection of Schools

Pursuant to the Food Safety Law of the People’s Republic of China, amended on September 12, 2025, collective canteens of schools shall obtain food business licenses in accordance with the law and strictly abide by the relevant laws, regulations and food safety standards. Schools shall only order meals from off-site food providers that have obtained food production and business licenses and conduct inspections on the ordered food in accordance with the relevant requirements.

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

On January 8, 2012, the Department of Education of Zhejiang Province promulgated Opinions on Further Strengthening the Management of Primary, Middle and High School Canteens, and on May 30, 2024, the Department of Education of Zhejiang Province and five other provincial departments jointly issued Opinions on Further Strengthening the Management of Primary and Middle School Canteens (collectively the “School Canteens Opinions”). In accordance with the School Canteens Opinions, all primary schools, middle schools and high schools shall regulate the school canteens management and guarantee the food quality, health and safety of school canteens.

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

Laws and Regulations Related to the Protection of Cyber Security, Data and Privacy

The Cyber Security Law of the PRC promulgated on November 7, 2016 and came into effect on June 1, 2017, and was last amended on October 28, 2025, requires that when constructing and operating a network, or providing services through a network, technical measures and other necessary measures shall be taken in accordance with laws, administrative regulations and the compulsory requirements set forth in national standards to ensure the secure and stable operation of the network, to effectively cope with cyber security events, to prevent criminal activities committed on the network, and to protect the integrity, confidentiality and availability of network data. The Cyber Security Law emphasizes that any individuals and organizations that use networks must not endanger network security or use networks to engage in unlawful activities such as those endangering national security, economic order and social order or infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of others. The Cyber Security Law has also reaffirmed certain basic principles and requirements on personal information protection previously specified in other existing laws and regulations. Any violation of the provisions and requirements under the Cyber Security Law may subject an internet service provider to rectifications, warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of qualifications, closedown of websites or even criminal liabilities.

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

Furthermore, the Implementation Regulations for the Copyright Law, which was last amended on January 30, 2013 by State Council, provides more detailed implementation guidance for copyright legal regime.

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

According to the Interim Measures for Participation in the Social Insurance System by Foreigners Working within the Territory of China (2024 Revised), which was promulgated and became effective on December 23, 2024 by the MOHRSS, employers who employ foreigners shall participate in the basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity leave insurance in accordance with the law, with the social insurance premiums to be contributed respectively by the employers and foreigner employees as required. In accordance with such Interim Measures, the social insurance administrative agencies shall supervise and examine the legal compliance of foreign employees and employers and the employers who do not pay social insurance premium in conformity with the laws shall be subject to the administrative provisions provided in the Social Insurance Law and the relevant regulations and rules mentioned above.

As of December 31, 2025, we and the VIEs had made social insurance contribution for the PRC-based employees based on the relevant PRC laws and regulations and practical measures.

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

As of December 31, 2025, we and the VIEs had made housing fund contribution for the PRC-based employees based on the relevant PRC laws and regulations and practical measures.

Regulations on Taxation in the PRC

Income Tax

In accordance with the PRC Enterprise Income Tax Law (the “EIT Law”), which was promulgated on March 16, 2007 and amended and became effective on December 29, 2018, and the Regulation on the Implementation of Enterprise Income Tax Law of the PRC, which was promulgated on December 6, 2007 and last amended on December 6, 2024 by the State Council of PRC, enterprises are classified as either “resident enterprises” or “non-resident enterprises”. A resident enterprise shall pay enterprise income tax on its income deriving from both inside and outside China at the rate of enterprise income tax of 25%. A non-resident enterprise that has an establishment or place of business in the PRC shall pay enterprise income tax on its income deriving from inside China and obtained by such establishment or place of business, and on its income which derives from outside China but has actual relationship with such establishment or place of business, at the rate of enterprise income tax of 25%. A non-resident enterprise that does not have an establishment or place of business in China, or has an establishment or place of business in China but the income has no actual relationship with such establishment or place of business, shall pay enterprise income tax on its income deriving from inside China at the reduced rate of enterprise income tax of 10%.

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

The Value-Added Tax Law of the PRC was adopted on December 25, 2024, and became effective on January 1, 2026. At the same time, the Temporary Regulations on Value-added Tax will be repealed. This law clarifies aspects such as taxpayers, tax rates, and the calculation of the tax payable, and stipulates matters related to tax preferences and collection management to improve the value-added tax system, standardize the levy and payment process, and protect the rights and interests of taxpayers.

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

On October 25, 2022, the PBOC and the SAFE issued Notice of People’s Bank of China and State Administration of Foreign Exchange on the Adjustment of Macro-Prudential Adjustment Parameters for Cross-border Financing of Enterprises, and decided to raise the macro-prudential adjustment parameter for cross-border financing of enterprises from 1 to 1.25. On July 20, 2023, the PBOC and the SAFE have decided to raise the macro-prudential adjustment parameter for cross-border financings for enterprises and financial institutions from 1.25 to 1.5, which came into effective on the same date. On January 13, 2025, the PBOC and the SAFE have decided to raise the macro-prudential adjustment parameter for cross-border financings for enterprises and financial institutions from 1.5 to 1.75, which came into effect on the same date. As for Liandu WFOE and Lishui Mengxiang, the upper limit of the risk-weighted balance for cross-border financing = the net assets based on the latest audited financial statements ×2×1.75.

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
Lianwai Investment Co., Ltd.
(British Virgin Islands)
100%
Hong Kong Mengxiang Education Development Group Limited
(Hong Kong)
Outside China
100%
Inside China
Liandu WFOE
(PRC)
100%
Xianke
(PRC)
100%
Hangzhou Youxi
(PRC)
Ms. Fen Ye
Ms. Hong Ye
95%
5%
Lishui Mengxiang
(PRC)
100%
Lishui International School(1) (PRC)
Beijing P.X.(2)
(PRC)
100%
100%
Langfang School
(PRC)
Hainan Jiangcai
(PRC)
Hebei Chuangxiang
(PRC)
100%
Mudanjiang Chuangxiang
(PRC)
Contractual arrangements
Equity interest
Sponsorship interest (3)

Notes:

(1)	Lishui Mengxiang holds 100% of the sponsorship interests of Lishui International School. On April 2, 2024, Liandu WFOE entered into a series of contractual arrangements with respect to the operation of Lishui International School, pursuant to which Lishui Mengxiang’s sponsorship interests of Lishui International School became effective on June 25, 2023. As of the date of the annual report on form 20-F, Lishui International School had four classes and five teachers.

(2)	Beijing P.X. holds 100% of the sponsorship interests of Langfang School. Liandu WFOE entered into a series of contractual arrangements with respect to the operation of Langfang School on March 28, 2023. The contractual arrangements took effect on January 1, 2022. As of the date of the annual report, Langfang City has not released any detailed rules on classification registration of private schools and we have not received any relevant notice from the competent authorities of Langfang City since January 1, 2022 when Beijing P.X. began to hold the whole sponsorship interests of Langfang School. On January 6, 2023, Beijing P.X. established a wholly-owned subsidiary, Hebei Chuangxiang, a human resources services provider for internship and employment recommendations. Hebei Chuangxiang also cooperates with healthcare and elderly care enterprises to deliver daily care, specialized nursing and companion services.

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

Proxy Agreement for School’s Sponsors and Council Members. Pursuant to the Proxy Agreement for School’s Sponsors and Council Members dated April 2, 2024, Lishui Mengxiang has irrevocably authorized and entrusted Liandu WFOE to exercise all its rights as school sponsor of Lishui International School to the extent permitted by the PRC laws. These rights include, but are not limited to: (a) the right to appoint and/or elect of council members of Lishui International School; (b) the right to appoint and/or elect the supervisors of Lishui International School; the right to put forward the School’s mission and scope of operation;(c)the right to examine or approve the articles of association of Lishui International School, development planning, major projects and budget for revenues and expenditures;(d) the right to supervise the performance of Lishui International School and the achievement of the objectives set out in the bylaw;(e) the right to establish the executive school council in accordance with the authority and procedures prescribed in the bylaw of Lishui International School and to participate in the running and management of the School;(f) the right to access the information about the operation conditions and financial conditions of Lishui International School;(g) the right to consult the resolutions, records, financial and accounting statements and reports of the school council meetings in accordance with the PRC laws;(h) the right to use the remaining property of the school after the liquidation for running other non-profit schools continuously in accordance with the PRC laws;(i) the right to transfer the interests of Lishui International School’s sponsor in accordance with the PRC laws; and (j) any other rights of Lishui International School’s Sponsor provided by other applicable laws and regulations of the PRC and the articles of association of Lishui International School (as amended from time to time).

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

D. Property, Plants and Equipment

Our headquarters are located in Lishui City, Zhejiang Province, the People’s Republic of China. As of December 31, 2025, we and the VIEs owned the land use rights for eight parcels of land in the PRC with a total site area of approximately 104,739 sq.m. We and the VIEs also owned 25 buildings with a total gross floor area of approximately 86,518 sq.m. On December 29, 2021, Lishui Mengxiang as the landlord entered into a lease agreement with Lianwai School. The lease covers three parcels of land in Liandu District and the term of this lease is for three years from January 1, 2022 to December 31, 2024. The lease agreement was a part of the essential services we provided to Lianwai School in order to keep Lianwai School in operation and minimize the disruptions to its existing students. We have not recognized any revenue from this lease pursuant to the 2021 Complementation Rules. The lease expired on December 31, 2024 and was not extended.

On September 1, 2019, Langfang School as the tenant entered into a lease agreement with a third party. The agreement covers the campus facilities and properties located at No.2 Yongxing road, Anci District in Langfang City, Hebei Province, which is provided to Langfang School for its daily operation. The term of this agreement is for five years from September 1, 2019 to August 31, 2024. Langfang School agreed to pay RMB330,000 (including tax) each month for using the campus facilities. This lease agreement was not renewed after expiration.

On December 13, 2022, Langfang School as the tenant entered into a cooperation agreement about the facilities use with a third party. The agreement covers the facilities located at No.63 Aiminxi road, Anci District in Langfang City, Hebei Province, and its term is from December 2022 to December 2024. Langfang School agreed to pay the rent based on the numbers of apartments used in the school years, and the annual rent for an apartment accommodating 4 students ranges from RMB30,600 to RMB31,800. This lease agreement was not renewed after expiration.

On June 30, 2024, Lishui Mengxiang as the landlord, entered into a lease agreement with a third party. The agreement covers the facilities located at No. 227, Dayang North Road, Liandu District, Lishui City, and its term is from July 1, 2024 to June 30, 2027. Lishui Mengxiang will receive an annual rental income of RMB1 million. We have completed the lease registration for this lease agreement.

On July 31, 2024, Langfang School entered into a cooperation agreement with Hebei Technical College of Petroleum Profession (河北石油职业技术学院) (“Hebei Petroleum College”) for operating vocational education at the southern campus of Hebei Petroleum College, located at No.38 Yongxing road, Anci District in Langfang City, Hebei Province. Langfang School is allowed to use the facilities of the southern campus of Hebei Petroleum College for six years from July 31, 2024 to July 30, 2030, for operating vocational education, and agrees to pay RMB11,000,000 each year to Hebei Petroleum College, subject to certain fees adjustment arrangements. In January 2026, Langfang School and Hebei Petroleum College mutually agreed to terminate the cooperation agreement and Langfang School vacated the facilities it occupied at the southern campus of Hebei Petroleum College on January 15, 2026.

In November 2024, Beijing P.X. as the tenant entered into a lease agreement with a third party. The agreement covers office spaces located at Room 2101, Tower A, Genertime International Center, Chaoyang District, Beijing. The term of this agreement is for five years from November 1, 2024 to March 8, 2026. Beijing P.X. agreed to pay RMB45,000 (including tax) each month for using the facilities.

On December 1, 2025, Langfang School as the tenant entered into a lease agreement about the facilities use with a third party. The agreement covers the facilities located at No. 4, Chunming Road, Development Zone, Langfang City, Hebei Province, and its term is from March 31, 2026 to March 31, 2031. Langfang School agreed to pay an annual rent of RMB2,600,000 each year.

On December 15, 2024, Lishui Mengxiang as the landlord, entered into a lease agreement with Liandu Foreign Language School Kindergarten. The agreement covers the facilities located at No. 705, Shouerfu Road, Liandu District, Lishui City, and its term is from January 1, 2025 to December 31, 2025. Lishui Mengxiang will receive an annual rental income of RMB396,000. We have completed the lease registration for this lease agreement.

Pursuant to the applicable PRC laws and regulations, parties to a lease agreement are required to file the lease agreements for registration and obtain property leasing filing certificates for their leases. As of the date of the annual report, unless indicated otherwise above, we and the VIEs had not completed lease registration of the properties we and the VIEs leased in China. Although failure to register or file a lease does not in itself invalidate the leases, we and the VIEs may be required by relevant government authorities to file the lease agreements to complete the registration formalities and may be subject to a fine for non-registration within the prescribed time limit, which may range from RMB1,000 to RMB10,000 per lease agreement. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry.”

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

A. Operating Results

Overview

Our and the VIEs’ private education services primarily consist of high school education and vocational education. For the year ended December 31, 2025, we and the VIEs have established an education services network consisting of one high school, two vocational education services providers and one human resources and healthcare support services provider, covering Zhejiang Province, Hebei Province, and Hainan Province in mainland China. The entities engaging in our main business include:

●	Lishui International School, an educational institution specialized in providing high school education to students from overseas Chinese families returning to China who are commonly known as the overseas Chinese returnees;

●	Langfang School and Hainan Jiangcai, vocational education services providers offering a variety of vocational education programs with the aim to help students to equip with practical vocational skill sets; and

●	Hebei Chuangxiang, a human resources service provider offering internship placement, employment referral and healthcare support services. It partners with employers to arrange internships for students from Langfang School and Hainan Technical School. It also cooperates with healthcare and elderly care enterprises to deliver daily care, specialized nursing and companion services.

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

We and the VIEs offer vocational education services through the Vocational Education Services providers, namely Langfang School and Hainan Jiangcai.

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

On January 6, 2023, Beijing P.X. established Hebei Chuangxiang as its wholly-owned subsidiary, which was primarily engaged in providing healthcare support services, and human resources services integrating internship and employment recommendation services. For the healthcare support services, it has signed formal service cooperation contracts with a number of enterprises in the health and elderly care industry, providing professional healthcare support services covering basic living care, special care, accompanying services and other categories. Hebei Chuangxiang charges fixed daily service fees to cooperative customers based on the actual service period and service volume. For human resources services, it has entered into cooperation agreements with certain employers, assigning students from Langfang School and Hainan Technical School to these employers as interns and charging labor dispatch fees based on the number of interns dispatched.

Our net revenues for continuing operation were RMB50.8 million, RMB32.8 million and RMB30.8 million (US$4.4 million) in 2023, 2024 and 2025, respectively. We had net loss RMB127.0 million, RMB24.7 million and RMB121.3 million (US$17.3 million) in 2023, 2024 and 2025, respectively.

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

Level of our and the VIEs’ student enrollment

Our net revenues and profitability are dependent on the level of student enrollment at our schools. The number of students enrolled in Lishui International School, Langfang School and Hainan Jiangcai (through its cooperator Hainan Technical School) was 97,660 and 510 as of September 1, 2025, respectively.

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

The student enrollment level is also affected by the capacity of the schools. As of September 1, 2025, there were 97 students in four classes enrolled in Lishui International School with 100% of the students living on-campus. The school recorded a utilization rate of 71.8% with the capacity of 135 students as of September 1, 2025. As of September 1, 2025, Lishui International School had 5 teachers, with a teacher-student ratio of 1:19.4. Subject to the capacity of the schools, we expect that the number of students will increase steadily by school year as the schools continue to recruit more students than graduates/withdrawals from the schools.

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

Our ability to control operating costs and expenses

Our cost of revenues primarily consists of salaries and welfare for the teachers, cost for food, books and uniform, depreciation and amortization, rental fees, utilities, tax surcharges and maintenance and repairs. Our general and administrative expenses primarily consist of salaries and welfare for our administrative staff and office expenses. Our profitability depends, in part, on our ability to control our operating costs and expenses. We and the VIEs highly value the teachers and invest in the teachers heavily, through extensive training opportunities and competitive compensation levels. The number of teachers employed by Lishui International School, Langfang School and Hainan Jiangcai were 5, 57, and 24 as of September 1, 2025, respectively. Our strategy is to maintain and attract more high-quality teachers, by continuing to increase teachers’ salaries and other benefits from time to time to maintain our competitiveness in the market. As we and the VIEs continue to increase our student base and expand our operations, our cost of revenues and general and administrative expenses may increase accordingly. Our capability to effectively control operating costs and expenses will continue to affect our results of operations.

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

Key Components of Results of Operations

Net revenues of continuing operations

The following table sets forth the contribution of revenue of continuing operations.

	For the years ended December 31,
	2023	2024	2025
Revenue from third parties:
Tuition fees	30,626,298	15,416,740	13,863,581
Course design, development and training	4,766,127	6,839,135	5,101,952
Accommodation	5,963,281	4,032,860	3,580,137
Healthcare support services	-	780,233	2,568,905
Uniforms, learning materials and other campus necessities	2,937,007	2,164,187	2,070,624
Meals	1,925,744	-	986,477
Comprehensive human resource services	653,149	1,263,810	847,756
Rental revenue	746,294	888,470	983,125
Others	2,443,231	660,940	226,875
Subtotal	50,061,131	32,046,375	30,229,432

Revenue from related party:
Rental revenue	754,285	754,285	377,143
Others	-	-	226,415
Subtotal	754,285	754,285	603,558

Total revenue	50,815,416	32,800,660	30,832,990

For continuing operations, our total net revenues were RMB50.8 million, RMB32.8 million and RMB30.8 million (US$4.4 million) in 2023, 2024 and 2025, respectively.

Revenue from third parties

Lishui Mengxiang started to hold 100% of the sponsorship interests of Qingtian International School on August 24, 2021, and transferred 100% of such sponsorship interests to a related party, Qiaoxiang Education, for a consideration of RMB23,161,000, effective on December 31, 2023. Lishui Mengxiang began to hold 100% of the sponsorship interests of Lishui International School on June 25, 2023. Qingtian International School and Lishui International School offered high school education services and our high school curriculum programs were designed for students as overseas Chinese returnees. We offer high school curriculum programs and accommodation service to the students, and generally charge the students tuition and accommodation fees prior to the beginning of each semester. During the stay in school, Qingtian International School offered students with meals, and meal fees were collected each time students had meal.

To expand our and the VIEs’ business into vocational education, Lishui Mengxiang entered into definitive agreements to acquire 100% of the equity interests of Beijing P.X. on January 1, 2022, which was a wholly-owned subsidiary of Beijing S.K. at the time, so that after the transaction, Lishui Mengxiang through its shareholding of Beijing P.X. would in turn hold 100% of the equity interests of Chuangmei Weiye and Hainan Jiangcai, and 100% of the sponsorship interests of Langfang School. The acquisition was completed in May 2022. Langfang School offers vocational education programs and accommodation service to the students, and charges tuition, learning materials fees and accommodation fees from the students prior to the beginning of each semester. On January 6, 2023, Beijing P.X established a wholly-owned subsidiary Hebei Chuangxiang to provide comprehensive human resource service and healthcare support service.

The following table sets forth the number of students enrolled at Qingtian International School, Lishui International School, Langfang School and Hainan Jiangcai as of the dates of the beginning of school year indicated.

	As of September 1,
	2023		2024		2025
	Number	%	Number	%	Number	%
Enrollment
Langfang School	1,554	59.8	1,054	56.4	660	52.0
Hainan Jiangcai	480	18.5	685	36.7	510	40.3
Lishui International School	74	2.8	129	6.9	97	7.7
Qingtian International School	491	18.9	-	-	-	-
Total	2,599	100.0	1,868	100.0	1,267	100.0

In addition, we and the VIEs sell school uniform, learning materials and other campus necessities to students.

For the years ended December 31, 2025, Lishui International School, Langfang School, and Hainan Jiangcai generated total revenue of RMB3.9 million, RMB15.7 million and RMB0.1 million, respectively.

We leased staff dormitory and administrative office to the third parties for their daily operations. The total rental revenue generated from third parties was RMB0.8 million, RMB0.9 million and RMB1.0 million for the years ended December 31, 2023, 2024 and 2025, respectively.

We generated revenue from comprehensive human resource services, which integrate internship and employment recommendation services. The total comprehensive human resource services revenue from third parties amounted to RMB0.6 million, RMB1.3 million and RMB0.8 million for the years ended December 31, 2023, 2024 and 2025, respectively.

We generated revenue from healthcare support services. We cooperates with healthcare and elderly care enterprises to deliver daily care, specialized nursing and companion services. The total revenue from third parties amounted to nil, RMB0.8 million and RMB2.6 million for the years ended December 31, 2023, 2024 and 2025, respectively.

Revenue from related parties

Revenue from related parties consists of: (i) rental income from Liandu Foreign Language School Kindergarten, derived from the leasing of kindergarten facilities, with amounts of RMB0.8 million, RMB0.8 million and RMB0.4 million for the years ended December 31, 2023, 2024 and 2025, respectively. (ii) software license income from Qiaoxiang Education, which amounted to RMB0.2 million for the year ended December 31, 2025.

Net revenues of discontinued operations

For discontinued operations, our total net revenues were RMB1.6 million, nil and nil in 2023, 2024 and 2025, respectively.

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

Chuangmei Weiye mainly provided comprehensive services for flexible employment, which primarily focused on recommending interns from schools to various enterprises with human resources demand. For the years ended December 31, 2023, 2024 and 2025, Chuangmei Weiye generated revenue of RMB1.6 million, nil and nil, respectively.

Cost of revenues

For continuing operation, our cost of revenues primarily consists of salaries, welfare costs, books and uniform, rental fees, utilities, tax surcharges, depreciation and amortization, maintenance and repairs, salary and welfare for interns, and healthcare support services fee paid to suppliers. Our cost of revenues was RMB46.9 million, RMB35.9 million and RMB42.8 million (US$6.1 million) in 2023, 2024 and 2025, accounting for 92.2%, 109.3% and 138.7% of our net revenues for the same periods, respectively.

Gross profit/(loss)

Our gross profit was RMB4.0 million in 2023. Our gross loss was RMB3.1 million and RMB11.9 million (US$1.7 million) in 2024 and 2025, respectively. Our gross profit margin was 7.8% in 2023. Our negative profit margin was 9.3% and 38.7% in 2024 and 2025, respectively. The decrease in profit margin was primarily due to the low-price strategy implemented to expand market share for healthcare support services, coupled with increased leasing expenses incurred by the Langfang School.

General and administrative expenses

Our general and administrative expenses primarily consist of salaries and welfare for our non-teaching staff, professional service fees, depreciation and amortization expenses, office expenses and others. Our general and administrative expenses were RMB25.4 million, RMB22.8 million and RMB23.5 million (US$3.4 million) in 2023, 2024 and 2025, respectively, accounting for 50.1%, 69.5% and 76.1% of our net revenues for the same periods, respectively.

Selling and marketing expenses

Our selling expenses primarily consist of salaries and welfare for staff, office expenses, professional service fees, traveling expenses, entertainment expenses and other miscellaneous expenses. Our selling expenses were RMB18.3 thousand, RMB111.8 thousand and RMB985.3 thousand (US$140.9 thousand) in 2023, 2024 and 2025, respectively, accounting for 0.04%, 0.3% and 3.2% of our net revenues for the same periods, respectively.

Impairment loss on goodwill

Our impairment loss on goodwill resulted from the impairment of goodwill from acquisition of Beijing P.X. Beijing P.X. has failed to meet the performance requirement and we performed the quantitative impairment test for goodwill. Fair value of Beijing P.X. reporting unit was less than its carrying amount. The goodwill has been fully impaired during the year 2023. Our impairment loss on goodwill was RMB22.7 million, nil and nil in 2023, 2024 and 2025, respectively, accounting for 44.6%, 0.0% and 0.0% of our net revenues for the same periods, respectively.

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

Interest expense and interest income

Our interest expenses primarily consist of interest in bank borrowings. Our interest expense was RMB3.6 million, RMB2.9 million and RMB3.5 million (US$0.5 million) in 2023, 2024 and 2025, accounting for 7.2%, 8.7% and 11.2% of our net revenues for the same periods, respectively.

Impairment loss on investments

Impairment loss on investments resulted from our investment in Orientiert XYZ Investment LP. This investment is measured at the fund’s reported net asset value. As the fair value of the investment declined below its carrying amount and such decline was deemed other-than-temporary, we recognized an impairment loss of RMB83.6 million (US$12.0 million) in 2025, accounting for 271.2% of our net revenues.

Other income, net

Our other income consists of government grants and other miscellaneous (expenses)/income. Government grants represented subsidies from various government authorities in China in relation to our school operation. Other miscellaneous (expenses)/income consists of non-operating expenses and income, bank charges, investment income and others. Our other income, net was RMB12.3 million, RMB3.8 and RMB2.2 million (US$0.3 million) in 2023, 2024 and 2025, respectively, accounting for 24.3%, 11.7% and 7.1% of our net revenues for the same periods, respectively.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands and conduct our primary business operations through the wholly foreign-owned subsidiary and consolidated VIEs in China. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our Hong Kong subsidiary, Hong Kong Mengxiang Education Development Group Limited, is located in Hong Kong and is subject to an income tax rate of 16.5% for its estimated assessable profit for the years ended December 31, 2023, 2024 and 2025. Dividend income received from subsidiaries in China is not subject to Hong Kong profit tax. We made no provision for Hong Kong profits tax in our consolidated financial statements as our Hong Kong subsidiary had no assessable profit in 2023, 2024 and 2025.

British Virgin Islands

Under the current laws of the British Virgin Islands, our British Virgin Islands subsidiary, Lianwai Investment Co., Ltd., is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the British Virgin Islands.

PRC

Pursuant to the “EIT Law, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises except where a special preferential rate applies, and the income of qualified non-profit organizations shall be tax-exempt. According to the Announcement on Further Implementing the Income Tax Preferential Policies for Small and Micro Enterprises (Caishui [2023] No. 06) issued by the Ministry of Finance and the State Taxation Administration on March 14, 2022, for small and low-profit enterprises with an annual taxable income exceeding RMB1.0 million but not exceeding RMB3.0 million, a reduction of 25% will be included in the taxable income and the enterprise income tax will be paid at a 20% tax rate. The execution period of this announcement is from January 1, 2023 to December 31, 2024. On August 2, 2023, the Ministry of Finance and the State Taxation Administration announced Caishui [2023] No. 12 and extend the execution period of Caishui [2023] No. 06 from December 31, 2024 to December 31, 2027. For the years ended December 31, 2023, 2024 and 2025, Chuangmei Weiye, Hainan Jiangcai, Hebei Chuangxiang and Langfang school were qualified as small-scale and low profit enterprise. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Taxation in the PRC.”

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

	For the years ended December 31,
	2023		2024		2025
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(in thousands, except for percentage, share and per share data)
Net revenues:
Revenue from third parties	50,061	98.5%	32,046	97.7%	30,229	4,323	98.0%
Revenue from related party	754	1.5%	754	2.3%	604	86	2.0%
Total net revenues	50,815	100.0%	32,800	100.0%	30,833	4,409	100.0%
Cost of revenues	(46,850)	(92.2%)	(35,851)	(109.3%)	(42,763)	(6,115)	(138.7%)
Gross profit/(loss)	3,965	7.8%	(3,051)	(9.3%)	(11,930)	(1,706)	(38.7%)
Operating expenses:
General and administrative expenses	(25,445)	(50.1%)	(22,799)	(69.5%)	(23,468)	(3,356)	(76.1%)
Selling and marketing expenses	(18)	(0.04%)	(112)	(0.30%)	(985)	(141)	(3.20%)
Impairment loss on goodwill	(22,678)	(44.6%)	-	-	-	-	-
Expected credit loss for receivables and other assets	(65,138)	(128.2%)	-	-	-	-	-
Total operating expenses	(113,279)	(222.9%)	(22,911)	(69.9%)	(24,453)	(3,497)	(79.3%)
Operating loss	(109,314)	(215.1%)	(25,962)	(79.2%)	(36,383)	(5,203)	(118.0%)
Interest expense	(3,635)	(7.2%)	(2,861)	(8.7%)	(3,457)	(494)	(11.2%)
Impairment loss on investments	-	-	-	-	(83,622)	(11,958)	(271.2%)
Interest income	134	0.3%	290	0.9%	9	1	-
Other income, net	12,340	24.3%	3,831	11.7%	2,190	313	7.1%
Loss before income tax expense	(100,475)	(197.7%)	(24,702)	(75.3%)	(121,263)	(17,341)	(393.3%)
Income tax expenses	(3,120)	(6.1%)	-	-	-	-	-
Loss from continuing operations, net of tax	(103,595)	(203.9%)	(24,702)	(75.3%)	(121,263)	(17,341)	(393.3%)
Loss from discontinued operation, net of tax	(23,395)	(46.0%)	-	-	-	-	-
Net loss	(126,990)	(249.9%)	(24,702)	(75.3%)	(121,263)	(17,341)	(393.3%)
Net loss attributable to Lixiang Education Holding Co., Ltd. shareholders	(126,631)	(249.2%)	(24,628)	(75.1%)	(121,904)	(17,432)	(395.4%)
Net (loss)/income attributable to non-controlling interests	(359)	(0.7%)	(74)	(0.2%)	641	91	2.1%
Other comprehensive income:
Foreign currency translation adjustment, net of nil tax	2,971	5.8%	3,810	11.6%	(5,748)	(822)	(18.6%)
Comprehensive loss	(124,019)	(244.1%)	(20,892)	(63.7%)	(127,011)	(18,163)	(411.9%)
Total comprehensive loss attributable to Lixiang Education Holding Co., Ltd. shareholders	(123,660)	(243.4%)	(20,818)	(63.5%)	(127,651)	(18,254)	(414.0%)

Year ended December 31, 2025 compared to year ended December 31, 2024

Net revenues. Our net revenues decreased by 6.0% from RMB32.8 million in 2024 to RMB30.8 million (US$4.4 million) in 2025. The decrease in net revenues was mainly due to (i) a decrease of RMB2.0 million in tuition and accommodation service, as a result of the number of graduates exceeded the enrolment of new students; (ii) a decline of RMB1.7 million in course design, development and training revenue due to weakened market demand, and partially offset by (iii) a RMB1.8 million increase in revenue generated from healthcare support services.

Cost of revenues. Our cost of revenues increased by 19.3% from RMB35.9 million in 2024 to RMB42.8 million (US$6.1 million) in 2025. The increase in cost of revenues was mainly due to an increase of RMB4.4 million in our newly launched healthcare support services, (ii) an increase of RMB3.7 million in rental costs attributable to higher site rental fees in 2025, and partially offset by (i) a decrease of RMB3.9 million in taxes and surcharges.

Gross profit/(loss). As a result of the foregoing, our gross loss increased from RMB3.1 million in 2024 to RMB11.9 million (US$1.7 million) in 2025. Our gross margin increased from 9.3% to 38.7% in 2025.

General and administrative expenses. Our general and administrative expenses increased by 2.9% from RMB22.8 million in 2024 to RMB 23.5 million (US$3.4 million) in 2025. The slight increase was primarily due to a RMB1.4 million reversal of credit losses from Beijing S.K. recorded in 2024, offset by overall cost control in general and administrative expenses.

Sales and marketing expenses. Our sales and marketing expenses increased from RMB111.8 thousand in 2024 to RMB985.3 thousand (US$140.9 thousand) in 2025.There was an increase of RMB554.1 thousand in staff costs and RMB118.5 thousand in office expenses, attributable to expansion of the marketing team for business growth of healthcare support service.

Loss from operations. As a result of the foregoing, our loss from operations increased by 40.1% from RMB26.0 million in 2024 to RMB36.4 million (US$5.2 million) in 2025.

Interest expense. Our interest expense increased by 20.8% from RMB2.9 million in 2024 to RMB3.5million (US$0.5 million) in 2025, primarily due to the longer average utilization period of our bank borrowings.

Other income, net. Our other income, net decreased by 42.8% from RMB3.8 million in 2024 to RMB2.2 million (US$0.3 million) in 2025, primarily due to (i) a decrease of RMB0.8 million in other income mainly attributable to grants for needy students received by Langfang School, and (ii) an increase of RMB0.5 million in other expenses, driven by an overdue tax penalty of RMB0.3 million and additional employee compensation of RMB0.2 million.

Net loss. As a result of the foregoing, our net loss increased by 390.9% from RMB24.7 million in 2024 to RMB121.3 million (US$17.3 million) in 2025.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2023, 2024 and 2025 were increases of 0.2%, 0.2% and 0.0%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Tuition and accommodation service income that are received in advance by schools prior to the beginning of each semester of a school year are initially recorded as contract liabilities, and then are recognized over time during the service period of each semester. Amounts which will be earned within one year are reflected as a current liability, and those which will be earned beyond one year are reflected as a non-current liability. Before disposal, Qingtian International School offered meals to students and collected meal fees each time students have meal, and therefore, revenue was recognized at the point of time when Qingtian International School offered meals to students.

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

Healthcare support services

We, through VIE’s consolidated subsidiaries, Hebei Chuangxiang, charge service fees to customers for providing healthcare support services, which are calculated based on the actual service periods. Revenue is recognized ratably over the service period.

Hebei Chuangxiang controls the healthcare support services provided to its customers as: (i) Hebei Chuangxiang acts as the primary obligor and manages the entire service process, including service quality, caregiver matching, supervision, and complaint handling; (ii) Hebei Chuangxiang collaborates with multiple service providers nationwide and deploys dedicated personnel to meet customized requirements; (iii) Hebei Chuangxiang directs caregivers to provide personalized care services on its behalf without direct cooperative relationship between caregivers and customers; (iv) Hebei Chuangxiang retains the ultimate discretion in setting service prices, including setting standard and differential rates. Accordingly, we act as a principal and recognizes revenue in the gross amount of consideration to which we expect to be entitled in exchange for the specified services transferred.

Human Resources Services

We, through VIE’s consolidated subsidiaries, Chuangmei Weiye and Hebei Chuangxiang, generate the revenue from providing comprehensive services for flexible employment, which primarily focuses on recommending interns from schools to various clients with human resources demand. We, Chuangmei Weiye and Hebei Chuangxiang conclude that there is a single performance obligation to fulfill service requirements from clients. Chuangmei Weiye and Hebei Chuangxiang charge service fees from clients based on service periods at a fixed rate per day, and recognize revenue over time as the related performance obligations are continuously satisfied.

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

Uncertain Tax Positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2023, 2024 and 2025. As of December 31, 2024 and 2025, we did not have any significant unrecognized uncertain tax positions.

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

For the years ended December 31, 2023, 2024 and 2025, we recognized RMB22.7 million, nil and nil impairment loss on goodwill.

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

B. Liquidity and Capital Resources

Historically, we funded our operations primarily through cash generated from our operating activities, bank borrowings, financing from related parties and shareholders, and issuance of ordinary shares. As of December 31, 2024 and 2025, we had RMB220.7 million and RMB12.8 million (US$1.8 million), respectively, in cash and cash equivalents. As of December 31, 2025, our cash of RMB12.7 million (US$1.8 million) and RMB0.1 million (US$16.4 thousand) were held in China and overseas, respectively. Our cash primarily consists of cash in banks or other financial institutions which are unrestricted as to withdrawal or use. As of December 31, 2024 and 2025, we had short-term bank borrowings of RMB84.0 million and RMB84.0 million (US$12.0 million), respectively. Our bank borrowings were secured by (i) the pledge of the buildings we own and the land use right we have, and (ii) personal guarantees from related parties. As of December 31, 2025, we had negative net working capital of RMB 90.1 million (US$12.9 million).

We believe that, without giving effect to our management plans, our current working capital will not be sufficient to support our operations for the next twelve months as of the date of this annual report, due to our accumulated deficits, and working capital deficiency. We are evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to:

(i) seeking to renew or extend existing short-term borrowings;

(ii) pursuing additional financing alternatives, including potential equity financing or strategic investments; and

(iii) focusing on the improvement of operation efficiency, implementation of strict cost control and budget and enhancement of internal controls to create a synergy resources.

There can be no assurances, however, that our current mitigation plans will be achieved or that additional funding will be available on terms acceptable to us, or at all. If we are unable to obtain sufficient funding, we could be required to delay our market expansion efforts and limit activities, which could adversely affect our business and the financial statements.

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

Cash Flows

The following table presents our selected consolidated statements of cash flows for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flows:
Net cash used in operating activities from continuing operations	(66,909)	(18,322)	(314,302)	(44,945)
Net cash provided by operating activities from discontinued operation	7,710	-	-	-
Net cash used in investing activities from continuing operations	(7,576)	(554)	(142,214)	(20,336)
Net cash provided by investing activities from discontinued operation	-	-	-	-
Net cash provided by financing activities from continuing operations	51,856	8,750	254,323	36,368
Net cash used in financing activities from discontinued operation	(7,773)	-	-	-
Effect of exchange rate changes on cash and cash equivalents	2,970	3,810	(5,748)	(822)
Net decrease in cash	(19,722)	(6,316)	(207,941)	(29,735)
Cash and cash equivalents at the beginning of year	246,762	227,040	220,724	31,563
Cash and cash equivalents at the end of year	227,040	220,724	12,783	1,828
Less: cash and cash equivalents of discontinued operations at the end of year	-	-	-	-
Cash and cash equivalents of continuing operations at the end of year	227,040	220,724	12,783	1,828

Operating activities

We generate cash from operating activities primarily from tuition and accommodation fees, all of which are typically paid in advance before the respective services are rendered. Tuition and accommodation fees are initially recorded as contract liabilities. We recognize such amounts received as revenue proportionately over the relevant period in which the students attend the applicable programs of each semester. Before disposal, Qingtian International School offered students with meals, and meal fees were collected each time students have the meal. Lishui International School does not provide meals to students.

In 2025, we had net cash used in operating activities from continuing operations of RMB314.3 million (US$44.9 million) which is primarily attribute to net loss of RMB121.3 million (US$17.3 million) adjusted by depreciation and amortization of long-lived assets of RMB14.6 million (US$2.1 million), impairment loss of investment of RMB83.6 million (US$12.0 million) and changes in the working capital accounts mainly included a decrease in amounts due to Lianwai School of RMB288.7 million (US$41.3 million), resulting from the settlement of outstanding balances; a decrease in operating lease liabilities of RMB9.8 million (US$1.4 million).

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

Investing activities

In 2025, we had net cash used in investing activities from continuing operations of RMB142.2 million (US$20.3 million), primarily attributable to (i) payment for investment in fund of RMB128.6 million (US$18.4 million), (ii) payments for other non-current assets of RMB7.5 million (US$1.1 million) for software platform development, (iii) prepayment for merger and acquisition consulting services of RMB6.0 million (US$0.9 million), (iv) purchase of property and equipment of RMB0.1 million (US$16.8 thousand), (ii) purchase of short-term investment of RMB0.3 million (US$42.9 thousand), and partly offset by proceeds from maturity of short-term investment of RMB0.3 million (US$42.9 thousand).

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

Financing activities

In 2025, we had net cash provided by financing activities from continuing operations of RMB254.3 million (US$36.4 million), primarily attributable to (i) proceeds from issuance of ordinary shares, net of issuance cost of RMB250.4 million (US$35.8 million), (ii) proceeds from short-term borrowings with banks of RMB104.0 million (US$14.9 million), (iii) proceeds borrowings from a third party of RMB3.9 million (US$0.6 million), and partly offset by (iii) repayments of short-term borrowings with banks of RMB104.0 million (US$14.9 million).

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

Capital Expenditure

We incurred capital expenditure of RMB2.2 million, RMB0.3 million and RMB7.6 million (US$1.1 million) in 2023, 2024 and 2025, respectively, primarily in connection with the purchase of educational equipment. We intend to fund our future capital expenditure through our existing cash balance, bank borrowings and other financing alternatives. We will continue to incur capital expenditure to support the growth of our and the VIEs’ business.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2025:

	Payment Due by Period
	Less than 1 year	2-3 years	Thereafter	Total
	( in RMB)
Borrowings	84,000,000	-	-	84,000,000
Lease obligations	12,169,810	12,830,189	28,113,208	53,113,207
Lease commitments	165,000	-	-	-
Total	96,334,810	12,830,189	28,113,208	137,113,207

Operating lease obligations consist of leases in relation to certain dormitory and school buildings for our daily operation.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of the annual report.

Name	Age	Position with the Company
Executive Directors and Officers:
Fen Ye	54	Director; Chairlady
Biao Wei	54	Director; Chief Executive Officer
Zhaoxiang Wei	30	Director
Zhifu Yang	44	Chief Financial Officer
Non-Executive Directors:
Teck Yong Heng	52	Independent Director
Yan Kit Lee	55	Independent Director
Guoliang Chen	58	Independent Director

Executive Officers

Ms. Fen Ye, aged 54, is our founder and has served as our chairlady and director since September 2018. Ms. Fen Ye founded the Company in August 2001 by establishing Lishui Mengxiang. Since 2003, Ms. Fen Ye has served as a director, chairlady and legal representative of Lianwai School. Ms. Fen Ye served as a director of Liandu Foreign Language School Kindergarten from 2014 to 2018.

Mr. Biao Wei, aged 54, is the spouse of Ms. Fen Ye and has served as our director since September 2018. Mr. Biao Wei joined us in August 2001 as the general manager of Lishui Mengxiang. Mr. Wei has served as a director of Lianwai School since September 2002 and a director of Lishui Yuanmeng Training Company Limited since 2014. Mr. Biao Wei served as a director of Liandu Foreign Language School Kindergarten from 2014 to 2018. Mr. Biao Wei attended a professional program in fashion design at the Zhejiang Institute of Silk Textiles in the PRC from September 1988 to November 1991.

Mr. Zhaoxiang Wei, aged 30, is the son of Ms. Fen Ye and Mr. Biao Wei and has served as our director since December 2022 and the assistant general manager of Hangzhou Youxi since June 2023. Mr. Zhaoxiang Wei served as the assistant general manager of North Cedar Academy from February 2022 to July 2023. He served as the office assistant of Lianwai School from February 2021 to January 2022. He received his bachelor’s degree in language and literature from University of California, Los Angeles in March 2022.

Mr. Zhifu Yang, aged 44, has over 15 years of work experience in financial accounting and financial management. Since October 2021, Mr. Yang has been acting as the chief financial officer in Beijing Pengxiang Tianxia Education Technology Co., Ltd. From October 2019 to October 2021, Mr. Yang worked in Zhi Jin Education Consulting Co., Ltd as the chief financial officer. Before entering into the vocational education industry, Mr. Yang has worked in a state-owned enterprise of China for about nine years, and a property management company for about three years, conducting financial accounting and financial management work. Mr. Yang received his bachelor’s degree in financial accounting from Renmin University of China.

Non-executive Directors

Mr. Teck Yong Heng, aged 52, has served as our independent director since September 30, 2020. Mr. Heng currently serves as the managing partner of C2Partners, or C-Squared Partners, a China focused consumer sector private equity fund. Before founding C-Squared Partners, he was the managing director in QianHai Fund of Funds (“Qianhai FoF”), where he led and recommended public and private equity direct investments in addition to commitments into private equity/venture capital funds. Prior to QianHai FoF, he worked at Temasek Holdings, Pavilion Capital, Arthur Andersen, Singapore Power and Cambridge Associates. Mr. Heng graduated from Nanyang Technological University with a bachelor’s degree in Accountancy (Honors). He is also an alumnus of Harvard Business School and attended its General Management Program. He is a Chartered Financial Analyst (CFA), Chartered Accountant (CA), Financial Risk Manager (FRM) and a member of Singapore Institute of Directors.

Mr. Yan Kit Lee, aged 55, has served as our independent director since September 30, 2020. Meanwhile, Mr. Lee has been an independent non-executive director (also a member of audit committee and nomination committee, and the chairman of remuneration committee) of Landrich Holding Limited (HKEx Stock Code: 2132) (a contractor company having a long history of undertaking construction works in Hong Kong) since October 2020. Moreover, Mr. Lee has been the director of Hoyan Group International Limited, Skyyer MediaX Limited and Bling TravelX Group Limited since September 2016, October 2020 and May 2024 respectively. Mr. Lee is now the chairman of Hong Kong Young Chief Officers’ Association, a director of Hong Kong Greater China SME Alliance Association, a honorary chairman of Hong Kong Private Detective Association, a honorary consultant of Guangdong-Hong Kong-Macao Greater Bay Area Youth Society, a vice chairman of Communications and Public Affairs Committee of Scout Association of Hong Kong, the deputy captain of Kwai Shing West Estate Care Team of Kwai Tsing District, and a honorary prime minister of Hong Kong Rehabilitation Power. Mr. Lee was successfully elected as the 5th “Outstanding Chinese Youth of the World” from Outstanding Chinese Culture Association in June 2020. Mr. Lee has over 20 years of rich experience in the banking and financial industry. Mr. Lee worked in Sin Hua Bank Limited (currently known as Bank of China (Hong Kong) Limited) from March 1996 to April 2000 with his last position held as an officer. He then worked as an assistant manager in Wing Hang Bank Limited (currently known as OCBC Wing Hang Bank Limited) from April 2000 to January 2001. Mr. Lee also worked in DBS Bank (Hong Kong) Limited from January 2001 to June 2004 with his last position held as vice president. He also acted as a senior business financial manager and team manager of Standard Chartered Bank (HK) Limited from June 2004 to September 2006. From September 2006 to July 2016, he held various positions at Dah Sing Bank Limited including team head, regional head, general manager and project manager. Mr. Lee was an independent non-executive director of C-Link Squared Limited, a company listed on the Main Board of the Stock Exchange (stock code: 1463) from March 2020 to March 2023. Mr. Lee also has abundant experience on the aspect of business management and marketing strategy. Mr. Lee was appointed as the president of SBG Holdings Limited and the chief marketing officer of HKST Group Holdings Limited from September 2016 to September 2017 and September 2016 to May 2018, respectively. He was the chief operating officer of National Arts Group Holdings Limited from May 2020 to January 2022. Mr. Lee obtained his Bachelor of Arts Degree (with a major in economics and a minor in psychology) from the University of Manitoba in May 1993 in Canada and a certificate of business management from Ryerson Polytechnic University in June 1996 in Canada. Mr. Lee also obtained a Master of Science Degree in financial management from the University of London in the United Kingdom in December 2000.

Mr. Guoliang Chen, aged 58, has served as our director since December 2022 and has served as our independent director since April 2026. He has served as the director and principal of Lianwai School since September 2013. Mr. Chen has over 30 years of experience in the education industry and joined us in September 2013. From September 2012 to August 2013, he served as the principal of Liandu District Chuzhou High School. From September 2005 to August 2012, he served as the principal of Liandu District Meishan High School. From September 2002 to August 2005, he was the vice principal of Tianning High School. Prior to this, he worked as the director of educational and student affairs in Dayang Road School from September 1994 to August 2002. From February 1988 to August 1994, he was the division head of language education and research in Laozhu School for Ethnic Minorities (formerly known as Yeling High School). Mr. Chen obtained his bachelor’s degree from Zhejiang Education University in the PRC in June 1994. He graduated from Lishui Teachers Training College in the PRC in January 1988. He completed his master’s degree in education in Zhejiang Normal University in the PRC in September 2000. Mr. Chen was qualified as a senior high school teacher in November 2002. In September 2016, he was awarded the 26th Spring Silkworm Award by the Zhejiang Province Education Foundation. In August 2015, Mr. Chen was awarded 2014 Excellent Principal by Lishui Liandu District Education Bureau. In September 2012, he was awarded the first-class award on education quality management by Liandu District Education Bureau and Top 10 Education Role Model by the People’s Government of Lishui Liandu District. In January 2010, Mr. Chen was awarded 2008-2009 Lishui Education and Research Outstanding Individual. In August 2009, September 2011, September 2012 and August 2015, Mr. Chen was awarded the title of Liandu Excellent Educator. In September 2004, he was awarded as the 2003 Liandu District Excellent Teacher 2003 by Liandu District Education Bureau.

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

B. Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of approximately US$0.15 million in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For incentive share grants to our officers and directors, see “—Share Incentive Plan.”

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

Granted Options and Restricted Share Units For the fiscal year ended December 31, 2025, no options or restricted share units under the 2020 Equity Incentive Plan had been granted.

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

Audit Committee. Our audit committee consists of three directors, namely Mr. Teck Yong Heng, Mr. Yan Kit Lee and Mr. Guoliang Chen. The audit committee is chaired by Mr. Teck Yong Heng. Each of Mr. Teck Yong Heng, Mr. Yan Kit Lee and Mr. Guoliang Chen satisfies the “independence” requirements under Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. Prior to April 2026, Mr. Guoliang Chen was a non-voting member of our audit committee and only had observer status on our audit committee. We have determined that Mr. Teck Yong Heng qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of three members, namely Mr. Teck Yong Heng, Mr. Yan Kit Lee and Mr. Guoliang Chen. The compensation committee is chaired by Mr. Yan Kit Lee. Each of those three directors satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of three directors, namely Mr. Teck Yong Heng, Mr. Yan Kit Lee and Mr. Guoliang Chen. The nominating and corporate governance committee is chaired by Mr. Teck Yong Heng. Each of those three directors satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

We and the VIEs had 197, 192 and 187 full-time employees as of December 31, 2023, 2024 and 2025, respectively. The decrease in the numbers of the full-time employees was primarily due to the change of scope of the VIEs. See “Item 4. Information on the Company—A. History and Development of the Company.” None of the employees in Lishui International School is represented by a labor union. We and the VIEs have not experienced any work stoppages, and consider our relations with the employees and the labor union to be good. The following table sets forth the number of our full-time employees categorized by function as of December 31, 2025:

Function	Number of Employees
Executive Directors and senior management	7
Teachers	92
Counselors	3
Administrative staff	43
Accounting and finance staff	14
Supporting staff	28
Total	187

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table presents information regarding the beneficial ownership of our ordinary shares as of March 31, 2026 by:

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

The percentage of beneficial ownership of our ordinary shares is based on 1,871,667,000 Class A ordinary shares and 45,000,000 Class B ordinary shares outstanding immediately as of March 31, 2026.

	Class A Ordinary Shares	Percentage of Beneficial Ownership of Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Beneficial Ownership of Class B Ordinary Shares	Percentage of Aggregate Voting Power**
Name of Beneficial Owner	Number	%(2)	Number	%(3)%
Directors and Executive Officers(1)
Fen Ye	2,500,000	*	45,000,000	100.0%	82.8%
Biao Wei(4)	-	-	-	-	-
Zhaoxiang Wei(5)	-	-	-	-	-
Zhifu Yang	-	-	-	-	-
Teck Yong Heng	-	-	-	-	-
Yan Kit Lee	-	-	-	-	-
Guoliang Chen	-	-	-	-	-
All directors and executive officers as a group:	2,500,000	*	45,000,000	100.0%	82.8%
Principal Shareholders
Mengxiang Holdings(6)			45,000,000	100.0%	82.78%
Lianwai Holdings Co., Ltd.(7)	2,500,000	*	-	-	*
Mengxiang Investment Co., Ltd.(8)	2,500,000	*	-	-	*

Notes:

*	Less than 1%.

**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our outstanding Class A ordinary shares and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of Class B ordinary shares is entitled to 200 votes per share, and while on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders.

(1)	The address of our directors and executive officers is No. 818 Hua Yuan Street, Liandu District, Lishui City, Zhejiang Province, 323000, the PRC.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2026, by the sum of (i) 1,871,667,000 which is the total number of Class A ordinary shares outstanding as of March 31, 2026, and (ii) the number of Class A ordinary shares such person or group has the right to acquire within 60 days after March 31, 2026.

(3)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2026, by the sum of (i) 45,000,000 which is the total number of Class B ordinary shares outstanding as of March 31, 2026, and (ii) the number of Class B ordinary shares such person or group has the right to acquire within 60 days after March 31, 2026.

(4)	Mr. Biao Wei is the spouse of Ms. Fen Ye.

(5)	Mr. Zhaoxiang Wei is the son of Ms. Fen Ye and Mr. Biao Wei.

(6)	A British Virgin Islands company which is wholly-owned and controlled by Ms. Fen Ye. The registered office of Mengxiang Holdings is at Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town Tortola, British Virgin Islands.

(7)	A British Virgins Islands company which is wholly-owned and controlled by Ms. Hong Ye. The registered office of Lianwai Holdings Co., Ltd. is at Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(8)	A British Virgin Islands company which is wholly-owned and controlled by Ms. Fen Ye. The registered office of Mengxiang Investment Co., Ltd. is at Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

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

As of March 31, 2026, a total of 1,866,667,000 ordinary shares were held by one record holder in the United States in the form of ADSs, representing 97.4% of our total outstanding shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Lease agreements with related parties

We and the VIEs lease the school buildings and the related properties and facilities to Liandu Foreign Language School Kindergarten. In 2023, 2024 and 2025, our rental income from related parties was RMB0.8 million, RMB0.8 million and RMB0.4 million, respectively.

The terms of the leases are one year. Under the leasing agreements, we can terminate the lease at any time for cause.

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims during the course of our and the VIEs’ business. We have not been involved in any major legal proceedings during the fiscal year of 2025, which, in the opinion of our management, has or is likely to have a material adverse effect on our and the VIEs’ business, financial condition or results of operations.

We have been involved in the following legal proceedings in previous financial years:

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

On December 18, 2023, Lishui Mengxiang, as applicant, filed an arbitration application against Beijing S.K. and its affiliates, as respondents in relation to the breach of the investment cooperation agreement entered into between the two parties on July 27, 2021 and a series of investment supplemental agreement entered into between the two parties during 2022 and 2023. The main arbitration claim was to request the respondents to pay the contracted amount of RMB72.41 million and liquidated damages of RMB20 million. On April 3, 2025, the Beijing Arbitration Commission rendered a final award granting the applicant’s main arbitration claim. As of the date of this annual report, Lishui Mengxiang has applied for enforcement of the arbitration award but has not yet received the aforementioned amount.

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

Assuming that we are the owner of the consolidated VIEs for U.S. federal income tax purposes and based upon our current and projected income and assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore, fluctuations in the market price of our ADSs may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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

Credit and concentration risk

Financial instruments, including cash and cash equivalents, short-term investments, prepayments and accounts receivable, potentially subject us to credit risks. As of December 31, 2025, our cash and cash equivalents were held by reputable financial institutions with high-credit ratings and quality. As a result, we do not have significant credit risk associated with the cash and cash equivalents and short-term investments. We do not have significant concentrations of credit risk associated with prepayments. We have not experienced any significant recoverability issue with respect to our accounts receivable and periodically evaluate the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based on the age of receivables as well as other factors.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. For the year ended December 31, 2025, we did not receive any payment from the depositary in reimbursements relating to the establishment and maintenance of the ADS program.

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

From the period from September 30, 2020, the date that the Form F-1 was declared effective by the SEC, to December 31, 2025, we used the net proceeds received from our initial public offering for our business operation. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

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

Based on that evaluation, our management concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective due to our material weaknesses in our internal control over financial reporting described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules13a-15(f) and 15d-15(f) promulgated under the Exchange Act. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management or our board of directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our interim or annual consolidated financial statements.

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

Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting using the criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2025, due to the material weaknesses in our internal control over financial reporting described as follows: (i) lack of sufficient and competent accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; and (ii) lack of robust and formal period-end financial reporting policies and procedures in place to address complex U.S. GAAP technical accounting and the SEC reporting requirements.

During the year ended December 31, 2025, our management is in the process of implementing a number of measures to address the material weaknesses identified, including but not limited to:

●	Develop and implement a comprehensive set of processes and internal controls to timely and appropriately identify, analyze, and record transactions that may be subject to complex U.S. GAAP accounting treatment;

●	Hire additional accounting staff members with U.S. GAAP and SEC reporting experiences to implement the abovementioned financial reporting procedures and internal controls to ensure the consolidated financial statements and related disclosures under U.S. GAAP and SEC reporting requirements are prepared appropriately on a timely basis;

●	Establish an ongoing training program to provide sufficient and appropriate trainings for accounting and financial reporting personnel, including trainings related to U.S. GAAP and SEC reporting requirements; and

However, our management concluded that these actions, while in progress, were not sufficient to fully remediate the material weaknesses. In addition, we cannot assure you that we will remediate our material weaknesses in a timely manner. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs —We have identified material weaknesses in our internal control over financial reporting. If our remediation of the material weaknesses is not effective, or we fail to develop and maintain effective internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.”

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

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s independent registered public accounting firm because we are a non-accelerated filer for the fiscal year ended December 31, 2025.

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified in connection with certain professional services rendered by Audit Alliance LLP, our independent registered public accounting firm for the fiscal years ended December 31, 2023 2024 and 2025. We did not pay any other fees to our auditors during the periods indicated below.

	For the year ended December 31,
	2023	2024	2025
Audit fees (1)	RMB3,088,457	RMB2,189,790	RMB2,097,930
	(US$435,000)	(US$300,000)	(US$300,000)
Tax fees (2)

(1)	“Audit fees” represent the aggregate fees for professional services rendered by our principal auditors for the review of our interim consolidated financial statements, the audit of our annual consolidated financial statements and/or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Tax fees” represent the aggregate fees for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services to be provided by Audit Alliance LLP, including audit services, audit-related services, tax services and other services as are described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our audit committee consists of three members (two of whom are independent directors and one of whom is an executive director prior to April 2026). Mr. Guoliang Chen on the audit committee was not considered an independent director, as he was the principal of Lianwai School, which was historically controlled and consolidated by Liandu WFOE through a series of contractual arrangements but was deconsolidated commencing from September 1, 2021. Prior to April 2026, Mr. Guoliang Chen was a non-voting member of our audit committee and only has observer status on our audit committee. Based on our assessment, Mr. Chen’s membership did not materially adversely affect the ability of the audit committee to act independently or to satisfy other requirements of Rule 10A-3 under the Exchange Act. As the statutory look-back period under Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market has expired on September 1, 2024, Mr. Guoliang Chen was reappointed as an independent director in April 2026.

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

We relied on our home country practice in lieu of the provisions of Nasdaq Rule 5635(d), and did not obtain shareholder approval in our private placements in 2023 and 2024. Nasdaq Rule 5635(d) provides that shareholder approval is required prior to a 20% Issuance at a price that is less than the Minimum Price, and that for the purposes of this rule:

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

In addition, we relied on home country practice exemption with respect to Nasdaq Rule 5620(a), which requires a Nasdaq-listed company to hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end and we did not hold an annual shareholders meeting in 2025. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J. Insider trading policies

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by our directors, officers, employees, designated consultants and contractors that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us. Our Insider Trading Policy has been filed as Exhibit 11.2 to the annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 30, 2025.

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

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Annex A to Exhibit 99.1 to the Form 6-K filed with the Securities and Exchange Commission on November 1, 2024)

2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.6)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 2.2 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 30, 2025)

2.3	Form of Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares (incorporated herein by reference to Exhibit (a) to the Pre-Effective Amendment No. 1 to Form F-6 registration statement (File No. 333-249010), filed with the Securities and Exchange Commission on September 30, 2020)

2.4	Form of Amendment No. 1 to Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares (incorporated herein by reference to Exhibit (a)(i) to the Post-Effective Amendment No. 1 to Form F-6 registration statement (File No. 333-249010), filed with the Securities and Exchange Commission on December 15, 2023)

2.5	Form of Amendment No. 2 to Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares (incorporated herein by reference to Exhibit (a)(i) to the Post-Effective Amendment No. 2 to Form F-6 registration statement (File No. 333-249010), filed with the Securities and Exchange Commission on September 13, 2024)

2.6	Form of Amendment No. 3 to Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares (incorporated herein by reference to Exhibit (a)(i) to the Post-Effective Amendment No. 3 to Form F-6 registration statement (File No. 333-249010), filed with the Securities and Exchange Commission on November 18, 2024)

2.7	Form of Amendment No. 4 to Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares (incorporated herein by reference to Exhibit (a)(i) to the Post-Effective Amendment No. 4 to Form F-6 registration statement (File No. 333-249010), filed with the Securities and Exchange Commission on April 1, 2026)

2.8*	Description of securities of the Registrant registered under Section 12 of the Securities Exchange Act of 1934

4.1	2020 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.2	Form of Restricted Share Agreement (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.3	Form of Option Agreement (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.4	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.5	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.6	English translation of Business Cooperation Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School, Zhejiang Lishui Mengxiang Education Development Co., Ltd., Ye Fen, Ye Fang and Ye Hong dated October 13, 2018 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.7	English translation of Supplemental Agreement of Business Cooperation Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd., and Ye Fen, Ye Fang and Ye Hong dated November 29, 2018 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.8	English translation of Exclusive Technical Service and Business Consulting Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd. and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.9	English translation of Supplemental Agreement of Exclusive Technical Service and Business Consulting Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd. and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.10	English translation of the Second Supplemental Agreement of Exclusive Technical Service and Business Consulting Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd. and Liandu Foreign Languages School, and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated March 29, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.11	English translation of Exclusive Call Option Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong, and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.12	English translation of Supplemental Agreement of Exclusive Call Option Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong, and Liandu Foreign Languages School, the Kindergarten of Liandu Foreign Languages School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.13	English translation of Equity Pledge Agreement, among Ye Fen, Ye Fang, Ye Hong, and Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Zhejiang Mengxiang Consulting Services Co., Ltd. dated October 13, 2018. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.14	English translation of Supplemental Agreement of the Equity Pledge Agreement, among Ye Fen, Ye Fang, Ye Hong and Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Zhejiang Mengxiang Consulting Services Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.15	English translation of Proxy Agreement for Shareholders granted by Ye Fen, Ye Fang and Ye Hong to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.16	English translation of Supplemental Agreement of the Proxy Agreement for Shareholders granted by Ye Fen, Ye Fang and Ye Hong to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.17	English translation of Power of Attorney granted by Ye Fen to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.18	English translation of Power of Attorney granted by Ye Fang to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.19	English translation of Power of Attorney granted by Ye Hong to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated October 13, 2018 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.20	English translation of Proxy Agreement for School’s Sponsors and Directors, granted by Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Ye Fen, Wei Biao, Ye Fang, Ye Hong, Chen Guoliang and Shi Jixing, to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School, dated October 13, 2018 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.21	English translation of Supplemental Agreement of the Proxy Agreement for School’s Sponsors and Directors granted by Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Ye Fen, Wei Biao, Ye Fang, Ye Hong, Chen Guoliang and Shi Jixing, to Zhejiang to Mengxiang Consulting Services Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School, dated November 29, 2018 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.22	English translation of Power of Attorney for the School’s Sponsor granted by Zhejiang Lishui Mengxiang Education Development Co., Ltd. to Zhejiang Mengxiang Consulting Services Co., Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.23	English translation of Power of Attorney granted by Ye Fen to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.24	English translation of Power of Attorney granted by Wei Biao to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.25	English translation of Power of Attorney granted by Ye Fang to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.26	English translation of Power of Attorney granted by Ye Hong to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.27	English translation of Power of Attorney granted by Chen Guoliang to Zhejiang Mengxiang Consulting Service Co. Ltd. regarding Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.28	English translation of Spouse Undertaking, granted by Wei Biao, the spouse of Ye Fen, to Ye Fen regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd., dated November 29, 2018 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.29	English translation of Spouse Undertaking, granted by Chen Jianjun, the spouse of Ye Fang, to Ye Fang regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.30	English translation of Spouse Undertaking, granted by Ji Hongfeng, the spouse of Ye Hong, to Ye Hong regarding Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated November 29, 2018 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.31	English translation of Loan Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. and Zhejiang Lishui Mengxiang Education Development Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School dated October 13, 2018 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.32	English translation of Supplemental Agreement of Loan Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. and Zhejiang Lishui Mengxiang Education Development Co., Ltd. regarding Liandu Foreign Languages School and the Kindergarten of Liandu Foreign Languages School dated November 29, 2018 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

4.33	English translation of the Equity Transfer Agreement, between Zhejiang Mengxiang Consultancy Services Co., Ltd., Gamefield Hong Kong Limited and Li Qiang dated January 27, 2021 (incorporated herein by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 30, 2021)

4.34	English translation of the Investment Cooperation Agreement, between Lishui Mengxiang, Beijing S.K. and certain other parties affiliated with Beijing S.K. regarding the acquisition of the controlling stake in Beijing S.K. dated July 27, 2021 (incorporated herein by reference to Exhibit 4.34 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.35	English translation of the Sponsorship Interest Transfer Agreement, between Lishui Mengxiang and Qingtian Zhongyi Education Investment regarding the acquisition of 100% of the sponsorship interest of Qingtian International School dated August 18, 2021 (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.36	English translation of the Investment Cooperation Agreement, between Lishui Mengxiang and Beijing R.R.Z. regarding the formation of Beijing Xinxiang dated January 18, 2022 (incorporated herein by reference to Exhibit 4.36 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.37	English translation of Supplementary Agreement of the Investment Cooperation Agreement, between Lishui Mengxiang, Beijing S.K., Beijing P.X. and certain other parties affiliated with Beijing S.K. regarding the partial conversion of the previously issued convertible debt dated April 18, 2022 (incorporated herein by reference to Exhibit 4.37 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.38	English translation of Acknowledgment Agreement of Contractual Agreements, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. And certain other parties dated April 20, 2022 (incorporated herein by reference to Exhibit 4.38 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.39	English translation of the Business Cooperation Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated April 20, 2022 (incorporated herein by reference to Exhibit 4.39 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.40	English translation of the Exclusive Technical Service and Business Consulting Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. Qingtian Overseas Chinese International School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated April 20, 2022 (incorporated herein by reference to Exhibit 4.40 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.41	English translation of Exclusive Call Option Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui herein Mengxiang Education Development Co., Ltd. and certain other parties dated April 20, 2022 (incorporated by reference to Exhibit 4.41 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.42	English translation of the Equity Pledge Agreement, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong dated April 20, 2022 (incorporated herein by reference to Exhibit 4.42 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.43	English translation of the Proxy Agreement for Shareholders, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen, Ye Fang and Ye Hong dated April 20, 2022 (incorporated herein by reference to Exhibit 4.43 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.44	English translation of the Power of Attorney signed by Ye Fen as a shareholder dated April 20, 2022 (incorporated herein by reference to Exhibit 4.44 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.45	English translation of the Power of Attorney signed by Ye Fang as a shareholder dated April 20, 2022 (incorporated herein by reference to Exhibit 4.45 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.46	English translation of the Power of Attorney signed by Ye Hong as a shareholder dated April 20, 2022 (incorporated herein by reference to Exhibit 4.46 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.47	English translation of the Proxy Agreement for School’s Sponsor and Council Members, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated April 20, 2022 (incorporated herein by reference to Exhibit 4.47 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.48	English translation of the Power of Attorney for School’s Sponsor signed by Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated April 20, 2022 (incorporated herein by reference to Exhibit 4.48 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.49	English translation of the Power of Attorney signed by Ye Fen as a council member dated April 20, 2022 (incorporated herein by reference to Exhibit 4.49 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.50	English translation of the Power of Attorney signed by Ye Hong as a council member dated April 20, 2022 (incorporated herein by reference to Exhibit 4.50 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.51	English translation of the Power of Attorney signed by Ye Fang as a council member dated April 20, 2022 (incorporated herein by reference to Exhibit 4.51 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.52	English translation of the Power of Attorney signed by Li Haibo as a council member dated April 20, 2022 (incorporated herein by reference to Exhibit 4.52 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.53	English translation of the Power of Attorney signed by Yao Jianwei as a council member dated April 20, 2022 (incorporated herein by reference to Exhibit 4.53 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.54	English translation of the Spouse Undertaking signed by Wei Biao dated April 20, 2022 (incorporated herein by reference to Exhibit 4.54 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.55	English translation of the Spouse Undertaking signed by Chen Jianjun dated April 20, 2022 (incorporated herein by reference to Exhibit 4.55 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.56	English translation of the Spouse Undertaking signed by Ji Hongfeng dated April 20, 2022 (incorporated herein by reference to Exhibit 4.56 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.57	English translation of the Loan Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Qingtian Overseas Chinese International School dated April 20, 2022 (incorporated herein by reference to Exhibit 4.57 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.58	English translation of the Supplemental Agreement on the Transfer of the Target Company with Beijing S.K., Beijing P.X. and certain other parties, in respect of the confirmation on consolidating Beijing P.X. into the 2022 consolidated financial statements dated April 24, 2022 (incorporated herein by reference to Exhibit 4.58 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

4.59	English translation of the Business Cooperation Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated January 31, 2023 (incorporated by reference to Exhibit 4.59 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.60	English translation of the Exclusive Technical Service and Business Consulting Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. Qingtian Overseas Chinese International School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated January 31, 2023 (incorporated by reference to Exhibit 4.60 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.61	English translation of Exclusive Call Option Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated January 31, 2023 (incorporated by reference to Exhibit 4.61 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.62	English translation of the Equity Pledge Agreement, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen and Ye Hong dated January 31, 2023 (incorporated by reference to Exhibit 4.62 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.63	English translation of the Proxy Agreement for Shareholders, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen and Ye Hong dated January 31, 2023 (incorporated by reference to Exhibit 4.63 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.64	English translation of the Power of Attorney signed by Ye Fen as a shareholder dated January 31, 2023 (incorporated by reference to Exhibit 4.64 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.65	English translation of the Power of Attorney signed by Ye Hong as a shareholder dated January 31, 2023 (incorporated by reference to Exhibit 4.65 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.66	English translation of the Proxy Agreement for School’s Sponsor and Council Members, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Qingtian Overseas Chinese International School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated January 31, 2023 (incorporated by reference to Exhibit 4.66 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.67	English translation of the Power of Attorney for School’s Sponsor signed by Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated January 31, 2023 (incorporated by reference to Exhibit 4.67 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.68	English translation of the Power of Attorney signed by Ye Fen as a council member dated January 31, 2023 (incorporated by reference to Exhibit 4.68 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.69	English translation of the Power of Attorney signed by Li Haibo as a council member dated January 31, 2023 (incorporated by reference to Exhibit 4.69 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.70	English translation of the Power of Attorney signed by Ye Jun as a council member dated January 31, 2023 (incorporated by reference to Exhibit 4.70 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.71	English translation of the Power of Attorney signed by Yan Yaomin as a council member dated January 31, 2023 (incorporated by reference to Exhibit 4.71 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.72	English translation of the Power of Attorney signed by Liu Fenghua as a council member dated January 31, 2023 (incorporated by reference to Exhibit 4.72 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.73	English translation of the Spouse Undertaking signed by Wei Biao dated January 31, 2023 (incorporated by reference to Exhibit 4.73 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.74	English translation of the Spouse Undertaking signed by Ji Hongfeng dated January 31, 2023 (incorporated by reference to Exhibit 4.74 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.75	English translation of the Loan Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Qingtian Overseas Chinese International School dated January 31, 2023 (incorporated by reference to Exhibit 4.75 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.76	English translation of the Business Cooperation Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Langfang City Rail Transit Technical School, Beijing Pengxiang Tianxia Education Technology Co., Ltd., Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated March 28, 2023 (incorporated by reference to Exhibit 4.76 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.77	English translation of the Exclusive Technical Service and Business Consulting Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Langfang City Rail Transit Technical School and Beijing Pengxiang Tianxia Education Technology Co., Ltd. dated March 28, 2023 (incorporated by reference to Exhibit 4.77 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.78	English translation of Exclusive Call Option Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Langfang City Rail Transit Technical School, Beijing Pengxiang Tianxia Education Technology Co., Ltd., Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated March 28, 2023 (incorporated by reference to Exhibit 4.78 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.79	English translation of the Equity Pledge Agreement, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Beijing Pengxiang Tianxia Education Technology Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen and Ye Hong dated March 28, 2023 (incorporated by reference to Exhibit 4.79 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.80	English translation of the Proxy Agreement for Shareholders, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Beijing Pengxiang Tianxia Education Technology Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen and Ye Hong dated March 28, 2023 (incorporated by reference to Exhibit 4.80 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.81	English translation of the Power of Attorney executed by Zhejiang Lishui Mengxiang Education Development Co., Ltd. as a shareholder dated March 28, 2023 (incorporated by reference to Exhibit 4.81 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.82	English translation of the Proxy Agreement for School’s Sponsor and Council Members, between Zhejiang Mengxiang Consulting Services Co., Ltd., Langfang City Rail Transit Technical School, Beijing Pengxiang Tianxia Education Technology Co., Ltd. and certain other parties dated March 28, 2023 (incorporated by reference to Exhibit 4.82 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.83	English translation of the Power of Attorney for School’s Sponsor signed by Beijing Pengxiang Tianxia Education Technology Co., Ltd. dated March 28, 2023 (incorporated by reference to Exhibit 4.83 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.84	English translation of the Power of Attorney signed by Ye Fen as a council member dated March 28, 2023 (incorporated by reference to Exhibit 4.84 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.85	English translation of the Power of Attorney signed by Wei Biao as a council member dated March 28, 2023 (incorporated by reference to Exhibit 4.85 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.86	English translation of the Power of Attorney signed by Mao Hailing as a council member dated March 28, 2023 (incorporated by reference to Exhibit 4.86 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.87	English translation of the Power of Attorney signed by Qi Yuhai as a council member dated March 28, 2023 (incorporated by reference to Exhibit 4.87 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.88	English translation of the Spouse Undertaking signed by Wei Biao dated March 28, 2023 (incorporated by reference to Exhibit 4.88 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.89	English translation of the Spouse Undertaking signed by Ji Hongfeng dated March 28, 2023 (incorporated by reference to Exhibit 4.89 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.90	English translation of the Loan Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Langfang City Rail Transit Technical School and Beijing Pengxiang Tianxia Education Technology Co., Ltd. dated March 28, 2023 (incorporated by reference to Exhibit 4.90 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 1, 2023)

4.91	English translation of Supplementary Agreement to the Investment Cooperation Agreement, among Lishui Mengxiang, Beijing S.K., Beijing P.X. and certain other parties affiliated with Beijing S.K. regarding the terms of the conversion of creditor’s rights to equity dated August 20, 2023(incorporated by reference to Exhibit 4.91 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.92	English Translation of Sponsorship Interests Transfer Agreement of Qingtian Overseas Chinese Experimental High School, between Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Zhejiang Lishui Qiaoxiang Education Consulting Service Co., Ltd. dated January 15, 2024 (incorporated by reference to Exhibit 4.92 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.93	English translation of Acknowledgment Agreement of Contractual Agreements, between Zhejiang Mengxiang Consulting Services Co., Ltd., Qingtian Overseas Chinese Experimental High School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated April 2, 2024 (incorporated by reference to Exhibit 4.93 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.94	English translation of the Business Cooperation Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Lishui Overseas Chinese Senior High School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated April 2, 2024 (incorporated by reference to Exhibit 4.94 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.95	English translation of the Exclusive Technical Service and Business Consulting Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd. Lishui Overseas Chinese Senior High School and Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated April 2, 2024 (incorporated by reference to Exhibit 4.95 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.96	English translation of Exclusive Call Option Agreement, between Zhejiang Mengxiang Consulting Services Co., Ltd., Lishui Overseas Chinese Senior High School, Zhejiang Lishui Mengxiang Education Development Co., Ltd. and certain other parties dated April 2, 2024 (incorporated by reference to Exhibit 4.96 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.97	English translation of the Equity Pledge Agreement, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen and Ye Hong dated April 2, 2024 (incorporated by reference to Exhibit 4.97 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.98	English translation of the Proxy Agreement for Shareholders, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Zhejiang Mengxiang Consulting Services Co., Ltd., Ye Fen and Ye Hong dated April 2, 2024 (incorporated by reference to Exhibit 4.98 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.99	English translation of the Power of Attorney signed by Ye Fen as a shareholder dated April 2, 2024 (incorporated by reference to Exhibit 4.99 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.100	English translation of the Power of Attorney signed by Ye Hong as a shareholder dated April 2, 2024 (incorporated by reference to Exhibit 4.100 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.101	English translation of the Proxy Agreement for School’s Sponsor and Council Members, between Zhejiang Lishui Mengxiang Education Development Co., Ltd., Lishui Overseas Chinese Senior High School, Zhejiang Mengxiang Consulting Services Co., Ltd. and certain other parties dated April 2, 2024 (incorporated by reference to Exhibit 4.101 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.102	English translation of the Power of Attorney for School’s Sponsor signed by Zhejiang Lishui Mengxiang Education Development Co., Ltd. dated April 2, 2024 (incorporated by reference to Exhibit 4.102 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.103	English translation of the Power of Attorney signed by Ye Fen as a council member dated April 2, 2024 (incorporated by reference to Exhibit 4.103 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.104	English translation of the Power of Attorney signed by Yu Yingte as a council member dated April 2, 2024 (incorporated by reference to Exhibit 4.104 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.105	English translation of the Power of Attorney signed by Ye Jun as a council member dated April 2, 2024 (incorporated by reference to Exhibit 4.105 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.106	English translation of the Power of Attorney signed by Xu Guiyun as a council member dated April 2, 2024 (incorporated by reference to Exhibit 4.106 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.107	English translation of the Power of Attorney signed by Mao Hailing as a council member dated April 2, 2024 (incorporated by reference to Exhibit 4.107 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.108	English translation of the Spouse Undertaking signed by Wei Biao dated April 2, 2024 (incorporated by reference to Exhibit 4.108 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.109	English translation of the Spouse Undertaking signed by Ji Hongfeng dated April 2, 2024 (incorporated by reference to Exhibit 4.109 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.110	English translation of the Loan Agreement, among Zhejiang Mengxiang Consulting Services Co., Ltd., Zhejiang Lishui Mengxiang Education Development Co., Ltd. and Lishui Overseas Chinese Senior High School dated April 2, 2024 (incorporated by reference to Exhibit 4.110 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

4.111†	English translation of the Cooperation Agreement, between Langfang City Rail Transit Technical School and Hebei Technical College of Petroleum Profession dated July 31, 2024 (incorporated herein by reference to Exhibit 4.111 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 30, 2025)

8.1*	List of Subsidiaries and VIEs of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-248691), filed with the Securities and Exchange Commission on September 9, 2020)

11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 30, 2025)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of DeHeng Law Offices

15.2	Consent of Frost & Sullivan (incorporated herein by reference to Exhibit 23.5 to the registration statement on Form F-1 (File No. 333-248691), as amended, initially filed with the Securities and Exchange Commission on September 9, 2020)

15.3	Letter from PricewaterhouseCoopers Zhong Tian LLP (incorporated herein by reference to Exhibit 15.4 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on April 29, 2022)

15.4	Response Letter from WWC, P.C., Independent Registered Public Accounting Firm (incorporated herein by reference to Exhibit 15.5 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

15.5*	Consent of Maples and Calder (Hong Kong) LLP

97.1	Executive Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-39559), filed with the Securities and Exchange Commission on May 15, 2024)

*	Filed herewith

**	Furnished herewith

†	Certain portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign the annual report on its behalf.

Lixiang Education Holding Co., Ltd.

By:	/s/ Biao Wei
Name:	Biao Wei
Title:	Director and Chief Executive Officer

Date: May 12, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Lixiang Education Holding Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lixiang Education Holding Co., Ltd. (the “Company”)and its subsidiaries (the “Group”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2025, 2024 and 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years ended December 31, 2025, 2024 and 2023 in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Group had a working capital deficiency of RMB90,091,355, incurred a net loss of RMB121,262,741, and net cash used in operating activities of RMB314,302,893. As of December 31, 2025, the Group had an accumulated deficit of RMB391,851,008, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) related to accounts or disclosures that were material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Fair Value Measurement of investment in equity securities

As described in Note 10 to the consolidated financial statements, the company measures certain investment in equity securities at fair value.

We identified the valuation of these instruments as a critical audit matter due to the significant estimation uncertainty and judgment in determining fair value, particularly in respect of: the selection of appropriate valuation methodologies.

Our principal audit procedures performed to address this critical audit matter included the following:

●	We sent confirmation letters to the fund company and obtained replies, which verified the value of the investment in equity securities.

●	We obtained an understanding of the controls and processes surrounding the evaluation, initial measurement and revaluation of the investment in equity securities.

●	We evaluated management’s assessment and the conclusions reached to ensure these investment in equity securities were recorded in accordance with the relevant accounting guidance.

●	We evaluated the value of these investment in equity securities by verifying the related agreement.

●	We assessed the adequacy of the company’s disclosures related to fair value measurements, including the valuation techniques, significant assumptions and estimation uncertainties.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2024

Singapore

May 12, 2026

Lixiang Education Holding Co., Ltd.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2024 and 2025

(RMB, except share data or otherwise noted)

	As of December 31,
	2024	2025
	RMB	RMB	US$ (Note 2(g))
ASSETS
Current assets:
Cash and cash equivalents	220,724,238	12,782,851	1,827,923
Prepayments and other current assets, net	5,846,730	12,303,879	1,759,431
Accounts receivable	156,770	164,207	23,481
Amounts due from related parties	9,542,000	8,932,000	1,277,259
Total current assets	236,269,738	34,182,937	4,888,094
Non-current assets:
Property and equipment, net	147,250,054	142,771,400	20,416,039
Land use rights, net	33,927,238	32,980,543	4,716,155
Intangible assets, net	163,687	130,896	18,718
Right-of-use assets	51,906,613	54,080,188	7,733,364
Other non-current asset	1,100,000	7,800,000	1,115,385
Investment in equity securities	-	44,974,376	6,431,250
Total non-current assets	234,347,592	282,737,403	40,430,911
Total assets	470,617,330	316,920,340	45,319,005
LIABILITIES
Current liabilities:
Short-term borrowings	84,000,000	84,000,000	12,011,840
Accounts payable	388,494	4,020,942	574,987
Contract liabilities	5,595,491	7,796,228	1,114,846
Salary and welfare payable	1,861,780	1,829,701	261,644
Amounts due to a related party	1,817,485	1,621,303	231,843
Taxes payable	2,146,819	3,266,167	467,056
Income tax payable	213,495	179,316	25,642
Accrued liabilities and other current liabilities	7,489,769	11,081,009	1,584,562
Operating lease liabilities, current	9,208,569	10,479,626	1,498,567
Total current liabilities	112,721,902	124,274,292	17,770,987
Non-current liabilities:
Amounts due to Affected Entity, non-current	173,046,163	-	-
Operating lease liabilities, non-current	38,352,135	38,439,295	5,496,746
Other non-current liabilities	1,000,000	1,000,000	142,998
Total non-current liabilities	212,398,298	39,439,295	5,639,744
Total liabilities	325,120,200	163,713,587	23,410,731
Commitments and contingencies
Shareholders’ equity:
Class A ordinary shares (USD$0.0001 par value; 19,700,000,000 shares authorized, 71,667,000 and 1,871,667,000 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	50,584	1,368,598	195,707
Class B ordinary shares (USD$0.0001 par value; 100,000,000 shares authorized, 45,000,000 and 45,000,000 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	30,508	30,508	4,363
Additional paid-in capital	343,098,862	476,500,785	68,138,706
Statutory reserves	60,610,543	60,610,543	8,667,192
Accumulated other comprehensive income	12,294,900	6,547,327	936,255
Accumulated deficit	(269,947,314)	(391,851,008)	(56,033,949)
Total Lixiang Education Holding Co., Ltd. shareholders’ equity	146,138,083	153,206,753	21,908,274
Non-controlling interests	(640,953)	-	-
Total shareholders’ equity	145,497,130	153,206,753	21,908,274
Total liabilities and shareholders’ equity	470,617,330	316,920,340	45,319,005

The accompanying notes are an integral part of these consolidated financial statements.

Lixiang Education Holding Co., Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the years ended December 31, 2023, 2024 and 2025

(RMB, except share data or otherwise noted)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ (Note 2(g))
Net revenues:
Revenue from third parties	50,061,131	32,046,375	30,229,432	4,322,751
Revenue from related parties	754,285	754,285	603,558	86,308
Total net revenues	50,815,416	32,800,660	30,832,990	4,409,059
Cost of revenues	(46,850,314)	(35,851,105)	(42,763,080)	(6,115,039)
Gross profit/(loss)	3,965,102	(3,050,445)	(11,930,090)	(1,705,980)
Operating expenses:
General and administrative expenses	(25,445,401)	(22,799,165)	(23,468,370)	(3,355,932)
Selling and marketing expenses	(18,300)	(111,780)	(985,278)	(140,893)
Impairment loss on goodwill	(22,677,921)	-	-	-
Expected credit loss for receivables and other assets	(65,138,293)	-	-	-
Total operating expenses	(113,279,915)	(22,910,945)	(24,453,648)	(3,496,825)
Operating loss	(109,314,813)	(25,961,390)	(36,383,738)	(5,202,805)
Interest expense	(3,634,721)	(2,860,956)	(3,456,630)	(494,292)
Fair value changes of equity securities	-	-	(83,621,753)	(11,957,752)
Interest income	134,011	289,865	9,301	1,330
Other income, net	12,339,894	3,830,448	2,190,079	313,177
Loss before income tax expense	(100,475,629)	(24,702,033)	(121,262,741)	(17,340,342)
Income tax expenses	(3,119,576)	-	-	-
Loss from continuing operations, net of tax	(103,595,205)	(24,702,033)	(121,262,741)	(17,340,342)
Loss from discontinued operation, net of tax	(23,394,661)	-	-	-
Net loss	(126,989,866)	(24,702,033)	(121,262,741)	(17,340,342)
Net loss attributable to Lixiang Education Holding Co., Ltd. shareholders	(126,630,648)	(24,627,666)	(121,903,694)	(17,431,997)
Net (loss)/income attributable to non-controlling interests	(359,218)	(74,367)	640,953	91,655
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	2,970,553	3,809,859	(5,747,573)	(821,892)
Comprehensive loss	(124,019,313)	(20,892,174)	(127,010,314)	(18,162,234)
Total comprehensive (loss)/income attributable to non-controlling interests	(359,218)	(74,367)	640,953	91,655
Total comprehensive loss attributable to Lixiang Education Holding Co., Ltd. shareholders	(123,660,095)	(20,817,807)	(127,651,267)	(18,253,889)

Loss per ordinary share attributable to Lixiang Education Holding Co., Ltd. shareholders from continuing operations	(1.32)	(0.21)	(0.06)	(0.01)
—Basic and diluted
Loss per ordinary share attributable to Lixiang Education Holding Co., Ltd. shareholders from discontinued operation	(0.30)	-	-	-
—Basic and diluted
Weighted average number of ordinary shares outstanding	78,584,808	116,667,000	1,911,667,000	1,911,667,000

The accompanying notes are an integral part of these consolidated financial statements.

Lixiang Education Holding Co., Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2023, 2024 and 2025

(RMB, except share data or otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in	Statutory	Accumulated other comprehensive	Accumulated	Total Lixiang Education Holding Co., Ltd. shareholders’	Non-controlling	Total shareholders’
	Share	Amount	Share	Amount	capital	reserves	income	deficit	equity	interests	equity
	RMB			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	21,667,000	14,690	45,000,000	30,508	305,460,907	60,201,702	5,514,488	(118,280,159)	252,942,136	548,631	253,490,767
Net loss for the year	-	-	-	-	-	-	-	(126,630,648)	(126,630,648)	(359,218)	(126,989,866)
Issuance of ordinary shares (Note 14)	50,000,000	35,894	-	-	43,037,505	-	-	-	43,073,399	-	43,073,399
Reversal of shareholder’s deemed contribution (Note 20)	-	-	-	-	(17,455,572)	-	-	-	(17,455,572)	-	(17,455,572)
Offering costs	-	-	-	-	(1,216,965)	-	-	-	(1,216,965)	-	(1,216,965)
Withdrawal of non-controlling shareholders (Note 21)	-	-	-	-	-	-	-	-	-	(500,000)	(500,000)
Disposal Qingtian International School	-	-	-	-	3,726,595	-	-	-	3,726,595	-	3,726,595
Provision of statutory reserve	-	-	-	-	-	408,841	-	(408,841)	-	-	-
Foreign currency translation	-	-	-	-	-	-	2,970,553	-	2,970,553	-	2,970,553
Balance as of December 31, 2023	71,667,000	50,584	45,000,000	30,508	333,552,470	60,610,543	8,485,041	(245,319,648)	157,409,498	(310,587)	157,098,911
Net loss for the year	-	-	-	-	-	-	-	(24,627,666)	(24,627,666)	(74,367)	(24,702,033)
Deemed shareholder’s contribution (Note 20)	-	-	-	-	9,546,392	-	-	-	9,546,392	-	9,546,392
Disposal of non-controlling interests (Note21)	-	-	-	-	-	-	-	-	-	(255,999)	(255,999)
Foreign currency translation	-	-	-	-	-	-	3,809,859	-	3,809,859	-	3,809,859
Balance as of December 31, 2024	71,667,000	50,584	45,000,000	30,508	343,098,862	60,610,543	12,294,900	(269,947,314)	146,138,083	(640,953)	145,497,130
Net loss for the year *	-	-	-	-	-	-	-	(121,903,694)	(121,903,694)	640,953	(121,262,741)
Reversal of shareholder’s deemed contribution	-	-	-	-	(115,702,723)	-	-	-	(115,702,723)	-	(115,702,723)
Issuance of ordinary shares	1,800,000,000	1,318,014	-	-	249,104,646	-	-	-	250,422,660	-	250,422,660
Foreign currency translation	-	-	-	-	-	-	(5,747,573)	-	(5,747,573)	-	(5,747,573)
Balance as of December 31, 2025	1,871,667,000	1,368,598	45,000,000	30,508	476,500,785	60,610,543	6,547,327	(391,851,008)	153,206,753	-	153,206,753

The accompanying notes are an integral part of these consolidated financial statements.

Lixiang Education Holding Co., Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2023, 2024 and 2025

(RMB, except share data or otherwise noted)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ (Note 2(g))
Cash flows from operating activities
Net loss	(126,989,866)	(24,702,033)	(121,262,741)	(17,340,342)
Net loss from discontinued operation	(23,394,661)	-	-	-
Net loss from continuing operations	(103,595,205)	(24,702,033)	(121,262,741)	(17,340,342)
Adjustments for:
Provision/(reversal) for credit losses	65,078,293	(1,574,942)	12,310	1,760
Depreciation of property and equipment	6,128,680	4,598,768	4,596,107	657,235
Amortization of land use rights	946,697	946,697	946,697	135,376
Amortization of intangible assets	33,045	32,789	32,791	4,689
Amortization of right-of-use assets	4,185,583	6,158,318	9,020,938	1,289,977
Impairment of goodwill	22,677,921	-	-	-
Deferred tax expenses	2,903,456	-	-	-
Impairment loss on investments	-	-	83,621,753	11,957,752
Changes in assets and liabilities:
Accounts receivable	(6,601)	(147,390)	(7,437)	(1,063)
Inventories	276,881	886,895	-	-
Prepayments and other current assets	5,195,189	1,921,752	(469,459)	(67,132)
Amounts due from related parties	(10,750,000)	(6,792,000)	610,000	87,229
Other non-current asset	-	(1,100,000)	800,000	114,398
Accounts payable	(295,626)	(1,115,604)	3,632,448	519,433
Amounts due to a related party	7,676,600	1,817,485	(196,182)	(28,054)
Amounts due to Affected Entity, current	(60,375,678)	8,912,193	(288,748,886)	(41,290,542)
Salaries and welfare payable	645,567	(592,660)	(32,079)	(4,587)
Taxes payable	160,456	1,315,310	1,119,348	160,065
Income tax payable	162,001	(6,337)	(34,179)	(4,888)
Contract liabilities	(1,024,939)	(917,581)	2,200,737	314,701
Accrued liabilities and other current liabilities	(3,064,836)	1,540,776	(308,763)	(44,151)
Other non-current liabilities	-	1,000,000	-	-
Operating lease liabilities, current and non-current	(3,866,909)	(10,504,227)	(9,836,296)	(1,406,572)
Net cash used in operating activities from continuing operations	(66,909,425)	(18,321,791)	(314,302,893)	(44,944,716)
Net cash provided by operating activities from discontinued operation	7,709,950	-	-	-
Net cash used in operating activities	(59,199,475)	(18,321,791)	(314,302,893)	(44,944,716)
Cash flows from investing activities:
Purchase of short-term investments	-	(170,000)	(300,000)	(42,899)
Proceeds from maturity of short-term investments	-	170,000	300,000	42,899
Purchase of property and equipment and intangible assets	(2,177,538)	(298,083)	(117,452)	(16,795)
Disposal of non-controlling interests	-	(255,999)	-	-
Cash loss of disposal of Qingtian International School	(4,972,757)	-	-	-
Cash loss of disposal of Chuangmei Weiye	(425,988)	-	-	-
Payments for software platform development	-	-	(7,500,000)	(1,072,486)
Prepayment for merger and acquisition consulting services	-	-	(6,000,000)	(857,989)
Payment for investment in fund	-	-	(128,596,129)	(18,389,002)
Net cash used in investing activities from continuing operations	(7,576,283)	(554,082)	(142,213,581)	(20,336,272)
Net cash provided by investing activities from discontinued operation	-	-	-	-
Net cash used in investing activities	(7,576,283)	(554,082)	(142,213,581)	(20,336,272)
Cash flows from financing activities:
Proceeds from short-term borrowings with banks	98,000,000	114,000,000	104,000,000	14,871,802
Repayments of short-term borrowings with banks	(85,000,000)	(104,000,000)	(104,000,000)	(14,871,802)
Repayments of long-term borrowings with banks	(2,500,000)	(1,250,000)	-	-
Proceeds from issuance of ordinary shares, net of issuance cost	41,856,434	-	250,422,660	35,809,964
Proceeds from borrowings from third parties	-	-	3,900,000	557,693
Withdrawal of non-controlling shareholders	(500,000)	-	-	-
Net cash provided by financing activities from continuing operations	51,856,434	8,750,000	254,322,660	36,367,657
Net cash used in financing activities from discontinued operation	(7,772,526)	-	-	-
Net cash provided by financing activities	44,083,908	8,750,000	254,322,660	36,367,657
Effect of exchange rate changes on cash and cash equivalents	2,970,553	3,809,860	(5,747,573)	(821,892)
Net decrease in cash and cash equivalents	(19,721,297)	(6,316,013)	(207,941,387)	(29,735,223)
Cash and cash equivalents at the beginning of year	246,761,548	227,040,251	220,724,238	31,563,146
Cash and cash equivalents at the end of year	227,040,251	220,724,238	12,782,851	1,827,923
Less: cash and cash equivalents of discontinued operations at the end of year	-	-	-	-
Cash and cash equivalents of continuing operations at the end of year	227,040,251	220,724,238	12,782,851	1,827,923

Supplemental disclosure of cash flow information:
Cash paid for interest expenses	3,838,286	2,739,254	3,480,392	497,689
Cash paid for income tax expenses	66,549	9,154	40,332	5,767
Supplemental disclosure of non-cash flow information:
Obtaining right-of-use assets in exchange for operating lease liabilities	-	55,593,928	11,194,513	1,600,794
Deemed shareholder’s contribution	-	9,546,392	-	-
Deemed withdrawal of shareholder’s contribution	(17,455,572)	-	(115,702,723)	(16,545,269)
Offset between consideration from disposal of Qingtian International School and amount due to Lianwai School	23,161,000	-	-	-
Disposal Qingtian International School	3,726,595	-	-	-
Offset between amounts due to Qingtian Zhongyi and amounts due from Qingtian International School	-	8,000,000	-	-

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

On May 14, 2021, the General Office of the State Council of the People’s Republic of China (the “PRC State Council”) announced the Implementation Rules, which became effective on September 1, 2021. Under the Implementation Rules, social organizations and individuals are prohibited from controlling a private school that provides compulsory education, referring to nine years of curriculum education mandated by the PRC, by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. As a result of the effectiveness of the Implementation Rules, the Company would no longer be able to use its power under the contractual arrangements as disclosed in Note 2(c) to direct the relevant activities that would most significantly affect the economic performance of those schools and hence, has lost control on August 31, 2021 over Lianwai School (“Affected Entity”). Accordingly, the carrying amount related to the net assets of the Affected Entity were deconsolidated from the consolidated financial statements of the Group as of August 31, 2021.

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

1.	Organization and Principal Activities (Continued)

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

As of December 31, 2025, the Company’s major subsidiaries and VIEs are as follows:

Name of subsidiaries and VIE	Date of establishment / acquisition	Place of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Wholly owned subsidiaries of the Company:
Lianwai Investment Co., Ltd. (“Lianwai investment”)	Established on September 11, 2018	BVI	100%	Investment holding
Hong Kong Mengxiang Education Development Group Limited (“HK Mengxiang”)	Established on September 20, 2018	Hong Kong	100%	Investment holding
Zhejiang Mengxiang Consulting Services Co., Ltd. (“Liandu WFOE”)	Established on October 10, 2018	PRC	100%	Investment holding
Variable Interest Entities (“VIEs”)
Zhejiang Lishui Mengxiang Education Development Company Limited (“Lishui Mengxiang VIE”)	Established on August 20, 2001	PRC	100%	Operation of Liandu Foreign Language School
Langfang City Rail Transit Technical School (“Langfang School”)	Acquired on January 1, 2022	PRC	100%	Operation of vocational education
Hainan Jiangcai Vocational Skills Training School Co. Ltd. (“Hainan Jiangcai”)	Acquired on January 1, 2022	PRC	100%	Operation of vocational education
Lishui Overseas Chinese high School (“Lishui International School”)	Established on June 25, 2023	PRC	100%	Operation of high school
Hebei Chuangxiang	Established on January 6, 2023	PRC	100%	Comprehensive human resources service, and healthcare support services

(b)	Group history

The Group started its business through Lishui Mengxiang VIE and Lianwai School VIE. To facilitate offshore financing, an offshore corporate structure was formed in 2018, which was carried out as follows:

1)	On September 6, 2018, the Company was incorporated in the Cayman Islands by Ms. Fen Ye, Ms. Fang Ye, and Ms. Hong Ye (the “founders.”).

2)	On September 11, 2018, Lianwai investment was incorporated in British Virgin Islands with 100% ownership by the Company.

3)	On September 20, 2018, HK Mengxiang was incorporated in Hong Kong with 100% ownership by Lianwai investment.

4)	On October 10, 2018, Liandu WFOE was incorporated in the PRC with 100% ownership by HK Mengxiang.

5)	On August 13, 2020, Zhejiang Lishui Xianke Agricultural Products Distribution Co., Ltd. (“Xianke”) was incorporated in the PRC with 100% ownership by Liandu WFOE.

1.	Organization and Principal Activities (Continued)

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

These Contractual Agreements cannot be unilaterally terminated by the Nominee Shareholders, or the new VIEs. As a result, the Company maintains the ability to control these new VIEs, and is entitled to substantially all of the economic benefits from these new VIEs. Accordingly, the Group had consolidated the financial position and operating results of affiliate Chinese entities, new VIEs in the consolidated financial statements of the Company during the year ended December 31, 2023, 2024 and 2025. The Company’s VIE includes (1) affiliate Chinese entities, prior to August 31, 2021; and (2) the new VIEs after August 31, 2021. Qingtian International School is the Company’s VIE from August 31, 2021 to December 31, 2023.

The principal terms of the agreements entered into amongst the VIEs, their respective shareholders and the Liandu WFOE are further described below.

1.	Organization and Principal Activities (Continued)

(c)	Contractual Agreements with VIEs

Loan Agreements

Pursuant to the loan agreements entered into between Liandu WFOE and affiliate Chinese entities, and between Liandu WFOE and new VIEs, Liandu WFOE can grant interest-free loans to Lishui Mengxiang VIE, or Beijing P.X. with the sole purpose of providing funds necessary for the business operations and development of Langfang School and Lishui International School. These business loan amounts can be injected into Langfang School and Lishui International School as capital or other operation means, and cannot be accessed for any personal uses. There is no fixed term for each loan under the loan agreement except that Liandu WFOE can unilaterally decide when to recover the loan and the loan agreements shall remain effective during the operation term of Langfang School and Lishui International School and any periods that are renewable pursuant to PRC laws. Liandu WFOE has the right to unilaterally terminate these agreements after giving notice in advance, including that Liandu WFOE and/or its designated entities have fully exercised their options to purchase all the (direct and indirect) equities held by Nominee Shareholders of the relevant VIE in accordance with the Exclusive Call Option Agreements (as described in the following paragraph), while the shareholders of such consolidated affiliated Chinese entities have no right to unilaterally terminate these agreements. As of December 31, 2024 and 2025, no loans have been granted yet.

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

(d)	Combined financial information of the VIEs

The following combined financial information of the Group’s VIEs as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$ (Note 2(g))
ASSETS
Current assets:
Cash	3,897,892	11,699,127	1,672,953
Amounts due from inter-company entities	15,356,140	-	-
Prepayments and other current assets, net	4,426,665	11,054,550	1,580,779
Amounts due from a related party	9,542,000	8,692,000	1,242,939
Accounts receivable	156,770	164,207	23,481
Total current assets	33,379,467	31,609,884	4,520,152
Non-current assets:
Property and equipment, net	146,646,206	142,306,682	20,349,585
Land use rights, net	33,927,238	32,980,543	4,716,155
Intangible assets, net	7,749	5,634	806
Right-of-use assets	51,906,613	54,080,188	7,733,364
Other non-current asset	1,100,000	7,800,000	1,115,385
Total non-current assets	233,587,806	237,173,047	33,915,295
Total assets	266,967,273	268,782,931	38,435,447
LIABILITIES
Current liabilities
Short-term borrowings	84,000,000	84,000,000	12,011,840
Accounts payable	367,678	3,964,037	566,850
Contract liabilities	5,595,491	7,796,228	1,114,846
Salary and welfare payable	1,779,265	1,739,339	248,722
Amounts due to related parties	1,817,485	1,621,303	231,843
Tax payable	2,139,976	3,215,855	459,861
Income tax payable	213,495	179,316	25,642
Amount due to inter-company entities	20,645,000	309,551,096	44,265,218
Accrued liabilities and other current liabilities	7,457,837	11,046,243	1,579,591
Operating lease liabilities, current	9,208,569	10,479,626	1,498,567
Total current liabilities	133,224,796	433,593,043	62,002,980
Non-current liabilities
Amounts due to Affected Entity, non-current	158,514,326	-	-
Operating lease liabilities, non-current	38,352,135	38,439,295	5,496,746
Other non-current liabilities	1,000,000	1,000,000	142,998
Total non-current liabilities	197,866,461	39,439,295	5,639,744
Total liabilities	331,091,257	473,032,338	67,642,724

1.	Organization and Principal Activities (Continued)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ (Note 2(g))
Net revenues from continuing operations	48,374,296	32,139,658	30,606,575	4,376,682
Net revenues from discontinued operation	1,617,904	-	-	-
Net loss from continuing operations	(100,474,594)	(21,277,736)	(34,139,026)	(4,881,816)
Net loss from discontinued operation	(23,394,661)	-	-	-
Net cash (used in)/provided by operating activities	(16,213,871)	(16,099,979)	17,518,687	2,505,139
Net cash used in investing activities	(7,576,283)	(554,082)	(13,617,452)	(1,947,270)
Net cash provided by financing activities	2,227,473	8,750,000	3,900,000	557,693
Net changes in cash and cash equivalents	(21,562,681)	(7,904,061)	7,801,235	1,115,562

In accordance with the aforementioned agreements, the Company has the power to direct the activities of the VIEs, and have the control of their assets. Therefore, the Company considers that there is no other asset in the VIEs that can be used only to settle obligations of the respective VIE, except for the education facilities assets, registered capital and the PRC statutory reserves, as of December 31, 2024 and 2025. As the VIEs are incorporated as schools and limited liability company under the PRC Company Law, the creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

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

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used to principles of consolidation, contingencies, revenue recognition, impairment of goodwill, expected credit loss for receivables and other assets, impairment of long-lived assets, realizability of deferred tax assets, estimated useful lives of fixed assets, intangible assets and operating lease right-of-use assets, and accruals for income tax uncertainties.

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

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of operations and comprehensive loss as other income, net.

The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end exchange rates, income and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a separate component of shareholders’ equity on the consolidated financial statement. The exchange rates used for translation on December 31, 2024 and 2025 were US$1.00= RMB7.1884 and RMB7.0288, respectively, representing the index rates stipulated by the People’s Bank of China.

2.	Principal Accounting Policies (Continued)

(g)	Convenience translation

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB 6.9931 on December 31, 2025, representing the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2025, or at any other rate.

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

Short-term financial instruments of the Group primarily consist of cash and cash equivalents, account receivables, amounts due from related parties, accounts payable, borrowings, amounts due to a related party and accrued liabilities and other liabilities. As of December 31, 2024 and 2025, the carrying values of these financial instrument approximated to their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments. For short term borrowings, the fair value approximates their carrying value at the year-end as the fair value is estimated by used discounted cash flow, in which interest rates used to discount the bank loans approximate market rates.

2.	Principal Accounting Policies (Continued)

The following table presents the fair value hierarchy for the Group’s assets that are measured and recorded at fair value on a recurring basis:

		Fair value measurement at reporting date using
	Fair Value as of December 31, 2025	Ouoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV practical expedient
Assets
Investment in equity securities	44,974,376	-	-	-	44,974,376
Total	44,974,376	-	-	-	44,974,376

For equity securities without readily determinable fair value at its quoted price in active markets, as a practical expedient, the Group uses NAV or its equivalent to measure the fair value of its fund investments which the Group does not have the ability to exercise significant influence. NAV is primarily determined based on information provided by external fund administrators. The Group’s investments valued at NAV as a practical expedient are private equity funds.

(i)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, restricted cash and the Group’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use. As of December 31, 2025, the Group had restricted cash of RMB1,000, primarily representing contracted agreement deposits.

(j)	Accounts receivables, net

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest.

Since January 1, 2023, the Group adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Group changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

The Group assesses the collectability of accounts receivable using aging schedules. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. No provision for expected credit losses on accounts receivable were recorded for the years ended December 31, 2023, 2024 and 2025.

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

Expenditures for maintenance and repairs are expensed as incurred. The gain or income on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive loss.

(l)	Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the term of the land use rights agreement on a straight-line basis over the term of the agreement, which is 50 years.

(m)	Impairment of long-lived assets other than goodwill

For other long-lived assets including property and equipment, other non-current assets, land use rights and intangible assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Group did not recognize any impairment loss for the years ended December 31, 2023, 2024 and 2025.

(n)	Goodwill

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

For the years ended December 31, 2023, 2024 and 2025, the Group recognized impairment loss of RMB22,677,921, nil and nil on goodwill, respectively.

2.	Principal Accounting Policies (Continued)

(o)	Investments

The Group’s long-term investments are equity securities.

For investments that (i) are equity instruments in legal form, (ii) lack a substantive redemption right, and (iii) meet the definition of securities under ASC 320-10-20, those investments are accounted for as equity securities in accordance with Investments—Equity Securities (Topic 321).

Those equity securities do not have readily determinable fair value pursuant to ASC 321-10-20 as their prices are not publicly available on a registered exchange, a comparable foreign market, or for mutual funds/structures with published values. For equity securities qualified for net asset value (“NAV”) practical expedient (“NAV practical expedient”) in Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”), the Group estimates fair value using the net asset value per share (or its equivalent) of the investment. For equity securities do not qualify for NAV practical expedient, the Group elects to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, in accordance with ASC 321-10-35. Under this measurement alternative, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

The Group makes assessments at each reporting period and if the assessment indicates that the fair value of the investment is less than the NAV, the investment in equity securities will be written down to its fair value, with the difference between the fair value and the NAV of the investment as an impairment loss recognized through net loss and recorded in the consolidated statements of operations and comprehensive loss.

The Group evaluates each individual investment periodically for impairment.

For investments where the Group has the intention to sell or it is more likely than not before recovery of the amortized cost basis, an impairment is recognized in the consolidated statements of operations and comprehensive loss.

For investments where the Group does not intend to sell, the Group evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of operations and comprehensive loss. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit losses and corresponding reduction in the allowance for credit losses. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

2.	Principal Accounting Policies (Continued)

(p)	Leases

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

Operating leases as Lessor

For operating leases, the Group recognized rental income over the non-cancellable lease term on a straight-line basis. The Group does not have any sales-type or direct financing leases for the years ended December 31, 2023, 2024 and 2025.

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

The Group is mainly engaged in providing education services including high school, vocational education services, healthcare support services and comprehensive human resource services. Schools also provide accommodation service, offer meals, uniforms, learning materials and other campus necessities to students.

Tuition, meal and accommodation service income

Tuition and accommodation service income that are received in advance by schools prior to the beginning of each semester of a school year are initially recorded as contract liabilities, and then are recognized over time during the service period of each semester. All amounts of the tuition and accommodation service income are earned within one year and reflected as a current liability.

The Group has determined that education services and accommodation services are capable of being distinct and are separately identifiable from each other because students can benefit from each service independently. Accordingly, tuition services and accommodation services are accounted for as separate performance obligations and revenue is recognized over time as the respective services are provided during the semester.

Before disposal, Qingtian International School offers meals to students and collects fee each time students have meal, and therefore, revenue is recognized at a point in time when Qingtian International School offers students the meals.

The Group recognizes service income on a gross basis, as the Group is responsible for fulfilling the promise to provide the education, meal and accommodation services to students, and has discretion in establishing price charged to students in accordance with ASC606-10-55-39.

Financing component included in tuition fees

Some contracts contain a financing component because payment by the customer occurs significantly before performance of the obligation. The Group takes the practical expedient and will not adjust the impact of a financing component for contract liabilities which will be earned within one year. The Group does not adjust the impact of a financing component for contract liabilities which will be earned beyond one year as the portion of financing component is immaterial.

Sale of uniforms, learning materials and other campus necessities

Schools provide school uniforms, learning materials and other campus necessities to the students with payment also made prior to the beginning of each semester. The Group identifies each promise to transfer uniforms, learning materials and other campus necessities as a performance obligation in accordance with ASC 606-10-25-14. The Group assesses whether such goods are distinct in accordance with ASC 606-10-25-19 and has concluded that they are distinct because students can benefit from the goods on their own and the goods are separately identifiable from other promises in the contracts with students.

Revenue from uniform, learning materials and other campus necessities is recognized at a point in time when control of the goods has been transferred and accepted by the students.

The Group recognizes revenue from sale of uniforms, learning materials and other campus necessities on a gross basis, as the Group controls the goods before they are transferred to the students. In accordance with ASC606-10-55-39, the Group is responsible for the design of uniforms and have inventory risk for the uniforms, learning materials and other campus necessities.

2.	Principal Accounting Policies (Continued)

Healthcare support services

The Group generates its revenue from providing healthcare supporting service, cooperating with healthcare and elderly care enterprises to deliver daily care, specialized nursing and companion service. The Group identifies a single performance obligation to providing healthcare performance obligation. The Group charges service fees to customers for providing healthcare support services, which are calculated based on the actual service periods.

Revenue is recognized ratably over the service period because customers simultaneously receive and consume the benefits of the healthcare support services as the Group performed.

The Group controls the healthcare support services provided to its customers in accordance with ASC606-10-55-39 as: (i) the Group acts as the primary obligor and manages the entire service process, including service quality, caregiver matching, supervision, and complaint handling; (ii) the Group collaborates with multiple service providers nationwide and deploys dedicated personnel to meet customized requirement; (iii) the Group directs caregivers to provide personalized care services on its behalf without direct cooperative relationship between caregivers and customers; (iv) the Group retains the ultimate discretion in setting service prices, including setting standard and differential rates. Therefore, the Group acts as a principal and recognizes revenue in the gross amount of consideration to which it expects to be entitled in exchange for the specified services transferred.

Comprehensive human resource service

The Group generates its revenue from providing comprehensive service for flexible employment, which primarily focuses on recommending interns from schools to various customers with human resources demand. The Group concludes that there is a single performance obligation to fulfill service requirements from customers, as the promised activities are not separately identifiable in the context of the contracts and are integrated into one combined service. The Group charges service fees to customers based on service periods at a fixed rate per day and recognizes revenue over time as the related performance obligations are continuously satisfied.

The Group controls the service provided by interns to customers in accordance with ASC606-10-55-39 as (i) the Group is primarily responsible for the fulfillment of the services and assures the customers are satisfied with services; (ii) the Group needs to maintain sufficient interns in order to satisfy the service requirement from customers on an if-needed basis; (iii) the Group can direct interns to provide service to customers on its behalf, and there is no direct cooperation relationship between interns and customers, and (iv) the Group has the ultimate discretion to set up the price of the service with customers. Therefore, the Group acts as a principal, and recognizes revenue in the gross amount of consideration to which it expects to be entitled in exchange for the specified service transferred.

Course design, development and training

Hainan Jiangcai jointly designs and develops curriculum and training programs with Hainan Technical School. The Group identifies its performance obligation in accordance with ASC 606-10-25-14 and ASC 606-10-50-12 by assessing the promised course design, curriculum development and training services in the contract. The Group has determined that these promised services are not separately identifiable in the context of the contract, as they are highly interrelated and are integrated into one combined output. Accordingly, the Group concludes that there is a single performance obligation to fulfill service requirements from Hainan Technical School and recognizes revenue over cooperation period in a straight-line method. In accordance with ASC606-10-50-20, the transaction price is based on the fixed consideration specified in the contract and is allocated entirely to the single performance obligation. The arrangement does not include material variable consideration, significant financing components, refund obligations or warranties.

Contract Balances

Contract balances include accounts receivable and contract liabilities. Accounts receivable represent amounts due from customers when the Group has satisfied its performance obligations and has the unconditional right to consideration. Contract liabilities represent the cash received for services in advance of revenue recognition and are recognized as revenue when all of the Group’s revenue recognition criteria are met.

The Group’s contract liabilities amounted to RMB5,595,491 and RMB7,796,228 as of December 31, 2024 and 2025, respectively. The Group expects to recognize the balance of contract liabilities as revenue over time in the next 12 months. For the years ended December 31, 2024 and 2025, the movement of contract liabilities were as follows:

	For the years ended December 31,
	2024	2025
Balance at beginning of the year	6,513,072	5,595,491
Receipts during the year	21,467,951	21,036,220
Revenue recognized	(22,385,532)	(18,835,483)
Balance at end of the year	5,595,491	7,796,228

2.	Principal Accounting Policies (Continued)

(r)	Cost of revenues

Cost of revenues consist of expenditures incurred in the generation of the Group’s revenue, includes but not limited to the salary and welfare for teachers, food costs, uniform and learning materials cost, campus rental cost, utilities charges, depreciations, salary and welfare for interns, and healthcare support services fee paid to suppliers.

(s)	General and administrative expenses

General and administrative expenses consist primarily of salary and welfare for general and administrative personnel, professional service fees and general office expenses.

(t)	Selling and marketing expenses

Selling expenses consist primarily of advertising, marketing and promotional expense including student referral and customer referral expenses, and other miscellaneous expenses. For the years ended December 31, 2023, 2024 and 2025, selling and marketing expenses were RMB18,300, RMB111,780 and RMB985,278, respectively.

(u)	Government subsidies

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

For the years ended December 31, 2023, Qingtian International School, Langfang school, Hainan Jiangcai and Hebei Chuangxiang, received financial subsidies of RMB7,226,647, RMB4,351,738, RMB2,000 and RMB521, respectively. For the years ended December 31, 2024, Langfang school, Lishui International School, Hainan Jiangcai and Hebei Chuangxiang, received financial subsidies of RMB3,406,245, RMB190,700, RMB1,739 and RMB1,483, respectively. For the years ended December 31, 2025, Langfang school and Lishui International School received financial subsidies of RMB2,563,750 and RMB200,000, respectively. All government subsidies received for the years ended December 31, 2023, 2024 and 2025 were education development and employment related financial support, which had no further conditions and were recorded as other income, net.

(v)	Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity of a subsidiary of VIEs which is not attributable, indirectly, to the controlling shareholder.

Non-controlling interests are presented as a separate component of equity in the consolidated balance sheets. Consolidated net loss on the consolidated statements of operations and comprehensive loss includes the net loss attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests are recorded as non-controlling interests in the consolidated balance sheets.

(w)	Concentration and risk

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivable included in prepayments and other current assets, amounts due from related parties, and investment in equity securities. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2025, cash and cash equivalents of RMB12,667,977 were deposited in financial institutions in the PRC, and each bank accounts is insured by the PRC government with the maximum limit of RMB500,000 (equivalent US$68,500). To limit exposure to credit risk relating to deposits, substantially all of the Group’s cash and cash equivalents, term deposits were deposited with financial institutions with high-credit ratings.

2.	Principal Accounting Policies (Continued)

Concentration of credit risks with respect to accounts receivable, amounts from related parties, and other receivables included in prepayment and other current assets, to manage credit risk, the Group performs ongoing credit evaluations of customers’ and suppliers’, as well as related parties’ financial condition. There is no significant credit risk for the years ended December 31, 2023, 2024 and 2025.

For the investment in equity securities, the Group makes assessments at each reporting period and if the assessment indicates that the fair value of the investment is less than the NAV, the investment in equity securities will be written down to its fair value, with the difference between the fair value and the NAV of the investment as an impairment loss recognized through net loss and recorded in the consolidated statements of operations and comprehensive loss. For the year ended December 31, 2025, impairment loss recognized for equity investment measured using NAV practical expedient were RMB83,621,753 (US$11,957,752).

Currency convertibility risk

The Group primarily transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. The Company’s cash denominated in RMB amounted to RMB4,921,106 and RMB12,667,977 as of December 31, 2024 and 2025, respectively.

Major customers and supplying channels

For the continuing operations, no single customer represented 10% or more of the Group’s net revenues or purchase for the years ended December 31, 2023, 2024 and 2025. The Group’s customers are mainly students and the Group’s suppliers are mainly faculty.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of December 31,
	2024		2025
Percentage of the Group’s accounts receivable	Amount	%	Amount	%
Customer A	84,128	53.7	125,890	76.7
Customer B	72,642	46.3	17,070	10.4

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total accounts payable:

	As of December 31,
	2024		2025
Percentage of the Group’s accounts payable	Amount	%	Amount	%
Supplier C	*	*	3,742,138	93.1
Supplier A	47,556	12.2	*	*
Supplier E	154,725	39.8	*	*
Supplier F	73,100	18.8	*	*

*	Represent percentage less than 10%

(x)	Employee social security and welfare benefits

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

2.	Principal Accounting Policies (Continued)

(y)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations and comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2023, 2024 and 2025. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions.

(z)	Statutory reserves

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

In the private school sector, the Implementing Regulations for the Law of the People’s Republic of China on the Promotion of Privately-run Schools require that annual appropriations of 25% of after-tax income should be set aside prior to payments of dividend as development fund. Under the Implementation Rules for the Law for Promoting Private Education of the PRC for Private Education Laws, or the 2021 Implementation Rules, which took effect on September 1, 2021, annual appropriations of 10% of after-tax income should be set aside prior to payments of dividend as development fund. The statutory reserve is applied against prior year income, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended December 31, 2023, 2024 and 2025, the Group made apportions of RMB408,841, nil and nil to the development fund, respectively. For the year ended December 31, 2025, the Group’s other subsidiaries made nil statutory reserves in addition to development fund.

(aa)	Related parties

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

2.	Principal Accounting Policies (Continued)

(bb)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2023, 2024 and 2025, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(cc)	Loss per share

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

(dd)	Comprehensive loss

Comprehensive loss is defined as the change in shareholders’ equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive loss is reported in the consolidated statements of operations and comprehensive income. Accumulated other comprehensive income of the Group includes the foreign currency translation adjustments.

(ee)	Discontinued operation

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

The results of operations of discontinued operation for the years ended December 31, 2023 have been reflected separately in the consolidated statements of loss as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operations of the three categories for the years ended December 31, 2023 were separately presented in the consolidated statements of cash flows for all periods presented in accordance with U.S. GAAP.

2.	Principal Accounting Policies (Continued)

(ff)	Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), in deciding how to allocate resources and in assessing performance. The Group’s reportable segments are strategic business units that provide different educational services and are managed separately due to their distinct target student populations, curriculum frameworks, market positioning and operational development focus. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Group has organized two reportable segments from operations, including high school and vocational education. All other operating segments are considered immature and immaterial for separate disclosure purposes and are aggregated within “All Other”, and reconciled to the consolidated financial totals.

(gg)	Recently issued accounting pronouncements

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) which requires detailed disclosures in the notes to financial statements disaggregating specific expense categories and certain other disclosures to provide enhanced transparency into the nature and function of expenses. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements should be applied on a prospective basis while retrospective application is permitted. The Group is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statement.

In May 2025, the FASB issued ASU 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity,” which requires an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider specific factors to determine the accounting acquirer and removes the requirement that the primary beneficiary always is the acquirer for certain transactions. Under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. The new guidance is required to be applied prospectively to any acquisition transaction that occurs after the initial application date. This guidance is effective for the Company for the year ending March 31, 2028. Early adoption is permitted. The Group is evaluating the impact of the adoption of this guidance.

2.	Principal Accounting Policies (Continued)

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This update establishes the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-10.

In December 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-11, Interim Reporting (Topic 270) Improvements to Interim Disclosure Requirements. The standard clarifies disclosure requirements for interim financial statements and is effective for interim periods beginning after December 15, 2026. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-11.

In December 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. As the Board stated in the proposed guidance and reiterates in the ASU, the amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Group is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements (“ASU 2025-12”). ASU 2025-12 addresses suggestions received from stakeholders regarding the Accounting Standards Codification and makes other incremental improvements to U.S. GAAP. The update represents changes to the Codification that clarify, correct errors in or make other improvements to a variety of topics that are intended to make it easier to understand and apply. ASU 2025-12 is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. Entities are required to apply the amendments to ASC 260 retrospectively. All other amendments may be applied prospectively or retrospectively. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-12.

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

3.	Going concern

The Group incurred net losses of RMB126,989,866, RMB24,702,033 and RMB121,262,741 for the years ended December 31, 2023, 2024 and 2025, respectively. Net cash used in operating activities was RMB59,199,475, RMB18,321,791 and RMB314,302,893 for the year ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, the Group’s accumulated deficits were RMB391,851,008, with a working capital deficit of RMB90,091,355. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

The Group has historically depended on financing from banks, related parties, shareholders and issuance of ordinary shares to support its operations. The Group’s future operations are dependent upon equity or debt financing and its ability to generate profits through operations at an indeterminate time in the future. The Group cannot assure that it will be successful in completing an equity or debt financing or in achieving or maintaining profitability in the near term. The Group’s financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Group be unable to continue as a going concern.

4.	Discontinued operation

On November 9, 2023, Chuangmei Weiye was transferred back to Beijing S.K. The Group has evaluated the disposal of Chuangmei Weiye and concluded that the disposal should be accounted as discontinued operation during the year ended and as of December 31, 2023 for this disposal had a major effect on operations and financial results of the Group. There were no carrying amounts of major classes of assets and liabilities from the discontinued operation in the consolidated balance sheets as of December 31, 2024 and 2025.

There were no carrying amounts of major classes of income and losses from the discontinued operation in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2024 and 2025. Reconciliation of the major classes of income and losses from discontinued operations in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2023 was as follow:

For the years ended December 31,
2023
RMB
Net revenues:
Total net revenue	1,617,904
Cost of revenues	(795,112)
Gross profit	822,792
Operating expenses:
General and administrative expenses	(2,224,057)
Sales and marketing expenses	(668,264)
Total operating expenses	(2,892,321)
Operating loss	(2,069,529)
Interest expense	(203,565)
Interest income	770
Other income, net	166,086
Loss before income tax expense	(2,106,238)
Income tax benefit	523,710
Loss before one-off loss upon deconsolidation of Chuangmei Weiye	(1,582,528)
One-off loss upon deconsolidation of Chuangmei Weiye, net of tax	(21,812,133)
Net loss from discontinued operation	(23,394,661)

For the years ended December 31,
2023
RMB
Net cash provided by operating activities	7,709,950
Net cash provided by investing activities	-
Net cash used in financing activities	(7,772,526)

5.	Disposal of Qingtian International School

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

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use. The following table sets forth a breakdown of cash by currency denomination and jurisdiction as of December 31, 2024 and 2025.

	RMB equivalent (US$)	RMB		Total in RMB
		China
	Overseas	Non VIE	VIEs
December 31, 2024	215,803,132	1,023,214	3,897,892	220,724,238
December 31, 2025	114,874	968,850	11,699,127	12,782,851

7.	Prepayments and other current assets, net

Prepayments and other current assets, net consisted of the following:

	As of December 31,
	2024	2025
Prepayments of services (1)	1,042,259	6,482,998
Deductible input value-added tax	3,316,438	2,522,654
Security deposits for leases (2)	-	1,100,000
Rent receivable	333,333	986,132
Receivables of over-paid income tax	892,119	890,222
Others	262,581	321,873
Total	5,846,730	12,303,879

(1)	Prepayments of services primarily consist of financial consulting service fees related to the vocational education merger and acquisition project of RMB6.0 million. The services cover target screening, due diligence coordination, transaction document drafting, negotiation support, and post-investment management.

7.	Prepayments and other current assets, net (Continued)

(2)	On July 31, 2024, the Group entered into a six-year lease agreement with Hebei Petroleum Technical College for educational use. Following the early termination of the agreement in 2025, the security deposits will be returned after the Group completes campus relocation and vacates the property by January 15, 2026. The Group has fully recovered the security deposits on 25 March 2026.

8.	Property and equipment, net

Property and equipment, net consisted of the following:

	As of December 31,
	2024	2025
Cost:
Buildings	184,813,833	184,813,835
Electronic devices and other general equipment	4,220,664	4,338,116
Leasehold improvements	3,118,069	2,558,798
Total cost	192,152,566	191,710,749
Less: Accumulated depreciation	(44,902,512)	(48,939,349)
Property and equipment, net	147,250,054	142,771,400

Depreciation expense recognized for the years ended December 31, 2023, 2024 and 2025 were RMB6,128,680, RMB4,598,768 and RMB4,596,107. The net book amount of buildings pledged as collateral for the continuing operations’ borrowings (Note 15) as at December 31, 2024 and 2025 was RMB74,807,854 and RMB73,181,173, respectively. The net book amount of buildings pledged as collateral for the Lianwai School’s borrowings as at December 31, 2024 and 2025 was RMB2,881,608and RMB2,794,828, respectively. The net book amount of buildings pledged as collateral for the Lianwai Kindergarten’s borrowings as at December 31, 2024 and 2025 was RMB4,323,813 and RMB4,214,831, respectively.

9.	Land use rights

Land use rights, net consisted of the following:

	As of December 31,
	2024	2025
Cost:
Land use rights	47,334,839	47,334,841
Less: Accumulated amortization	(13,407,601)	(14,354,298)
Land use rights, net	33,927,238	32,980,543

The amortization expenses recognized for the years ended December 31, 2023, 2024 and 2025 were RMB946,697, RMB946,697 and RMB946,697, respectively. The Group expects to record estimated amortization expenses RMB946,697, RMB946,697, RMB946,697, RMB946,697 and RMB946,697 for the years ending December 31, 2026, 2027, 2028 and 2029, respectively.

The net book amounts of land use rights as collateral for the continuing operations’ borrowings (Note 15) as of December 31, 2024 and 2025 were RMB28,129,639 and RMB27,371,318, respectively. The net book amounts of land use rights as collateral for the Lianwai School’s borrowings as of December 31, 2024 and 2025 were RMB2,837,247 and RMB2,733,654, respectively.

10.	Investment

In October 2025, the Group subscribed for US$18.4 million for a third-party investment fund, which is structured under Hong Kong’s Limited Partnership Fund Ordinance and is primarily designed to achieve capital appreciation. The fund primarily invests in various underlying without quotation in public markets.

The investment was accounted for as equity securities in accordance with ASC 321 without a readily determinable fair value, and qualify for the NAV practical expedient. Therefore, the Group applies NAV to measure the fair value of equity securities in accordance with ASC 820. There is no indication that the investments is probable of being sold at amounts different from NAV per share. For the year ended December 31, 2025, fair value changes recognized for equity investment measured using NAV practical expedient were RMB83,621,753 (US$11,957,752).

11.	Other non-current asset

Other non-current asset consisted of the following:

	As of December 31,
	2024	2025
Payments for platform development services (1)	-	7,500,000
Security deposits for leases	1,100,000	300,000
Total	1,100,000	7,800,000

(1)	During the year, the Group entered into two agreements for customized education platform development, covering a smart virtual simulation platform with a total contract amount of RMB6.7 million and a digital campus management platform with a total contract amount of RMB5.8 million. Both platforms are expected to be completed in 2027. The aggregate prepayment for the development, deployment and integration of the above platforms amounted to RMB7.5 million.

12.	Taxes payable

Taxes payable consisted of the following:

	As of December 31,
	2024	2025
Value-added tax	1,940,711	1,534,009
Surtaxes	145,505	1,636,110
Withholding individual income tax	60,603	96,048
Total	2,146,819	3,266,167

13.	Accrued liabilities and other liabilities

Accrued liabilities and other liabilities consisted of the following:

	As of December 31,
	2024	2025
Payables to third parties (1)	2,679,350	7,238,177
Deposits related to the Group staff apartment sales (2)	3,290,500	2,545,060
Deposits	856,790	813,680
Interests payable	153,951	130,189
Leasehold improvement payables	50,000	50,000
Others	459,178	303,903
Total	7,489,769	11,081,009

(1)	Payables to third parties consisted of:

(i)	loans from third party for daily operational purposes which is non-interest bearing, unsecured and repayable on demand as of December 31, 2025, and

(ii)	miscellaneous fee collected on behalf of Hainan Advanced Technical School of Communications and insurance fees collected on behalf of the students as of December 31, 2025.

(2)	Deposit prepaid to the Group for intention of purchasing the Group’s staff apartments which can be freely withdrawn before final approval of the ownership transfer.

14.	Ordinary shares

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

As of December 31, 2024 and 2025, the number of ordinary shares outstanding was 116,667,000 and 1,916,667,000, respectively, consisting of 71,667,000 and 1,871,667,000 Class A ordinary shares, 45,000,000 and 45,000,000 Class B ordinary shares in each of those years.

On April 20, 2026, the Company completed change of the ratio of ADS Ratio, from the current ADS Ratio of one (1) ADS to one hundred (100) ordinary shares to a new ADS Ratio of one (1) ADS to one thousand (1,000) ordinary shares.

15.	Loans and borrowings

	Annual Interest Rate	Maturity (Months)	As of December 31, 2024	As of December 31, 2025

Short-term borrowings:
China CITIC Bank	3.75%	September, 2026	24,000,000	24,000,000
Bank of Ningbo	3.90%	October, 2026	10,000,000	10,000,000
Bank of Ningbo	3.90%	November, 2026	20,000,000	10,000,000
Bank of Ningbo	3.90%	January, 2026	10,000,000	10,000,000
Bank of Ningbo	3.90%	December, 2026	10,000,000	20,000,000
Rural Commercial Bank	4.00%	November, 2026	10,000,000	10,000,000
Total			84,000,000	84,000,000

For the years ended December 31, 2023, 2024 and 2025, the weighted average interest rate per annum for the Group’s loans was 4.47%, 4.21% and 4.03%, respectively. The Group’s bank loans were secured by the pledge of Group’s buildings and land use rights plus personal guarantees provided by related parties. As of December 31, 2024 and 2025, the total net book amounts of pledged assets were RMB102,937,493 and RMB100,552,491, respectively (Note 8 and 9). As of December 31, 2025, the total guaranteed amounts provided by related parties were RMB40,000,000 within the period from March 17, 2022 to March 17, 2027.

The fair values of personal guarantee provided by the related parties for the Group’s loan were not significant as of December 31, 2024 and 2025 respectively.

16.	Revenue

For the years ended December 31, 2023, 2024 and 2025, all of the Group’s revenue was generated in the PRC. The disaggregated revenues were as follows:

	For the years ended December 31,
	2023	2024	2025
Revenue from third parties:
Tuition fees	30,626,298	15,416,740	13,863,581
Course design, development and training	4,766,127	6,839,135	5,101,952
Accommodation	5,963,281	4,032,860	3,580,137
Healthcare support services	-	780,233	2,568,905
Uniforms, learning materials and other campus necessities	2,937,007	2,164,187	2,070,624
Meals	1,925,744	-	986,477
Comprehensive human resource services	653,149	1,263,810	847,756
Rental revenue	746,294	888,470	983,125
Others	2,443,231	660,940	226,875
Subtotal	50,061,131	32,046,375	30,229,432

Revenue from related parties:
Rental revenue	754,285	754,285	377,143
Others	-	-	226,415
Subtotal	754,285	754,285	603,558

Total revenue	50,815,416	32,800,660	30,832,990

(1)	Tuition and accommodation fees, revenue from course design, development and training, rental revenue, comprehensive human resource services and healthcare support services fee were recognized over time, amounted to RMB42,856,285, RMB27,931,490 and RMB27,549,014 for the years ended December 31, 2023, 2024 and 2025, respectively. Other types of revenue were recognized at a point of time.

As of December 31, 2025, revenue for unsatisfied performance obligations expected to be recognized in year 2026 is RMB7,796,228 which primarily relates to education services and accommodation services to be delivered in the future to the students.

17.	Income taxes

(a)	Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to income, corporate or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

(b)	Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, from April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. The Company was not subject to Hong Kong profit tax for the years ended December 31, 2023, 2024 and 2025 as it did not have assessable profit for any period presented. Dividends income received from Liandu WFOE is not subject to Hong Kong profits tax.

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

According to the Announcement on Further Implementing the Income Tax Preferential Policies for Small and Micro Enterprises (Caishui [2023] No. 06) issued by the Ministry of Finance and the State Taxation Administration on March 14, 2022, for small and low-profit enterprises with an annual taxable income exceeding RMB1.0 million but not exceeding RMB3.0 million, a reduction of 25% will be included in the taxable income and the enterprise income tax will be paid at a 20% tax rate. The execution period of this announcement is from January 1, 2023 to December 31, 2024. On August 2, 2023, the Ministry of Finance and the State Taxation Administration announced Caishui [2023] No. 12 and extend the execution period of Caishui [2023] No. 06 from December 31, 2024 to December 31, 2027. For the years ended December 31, 2023, 2024 and 2025, Chuangmei Weiye, Hainan Jiangcai, Hebei Chuangxiang and Langfang school were qualified as small-scale and low profit enterprise.

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

17.	Income taxes (Continued)

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

Composition of income tax expense from continuing operations

	For the years ended December 31,
	2023	2024	2025
Current	216,120	-	-
Deferred	2,903,456	-	-
Total income tax expenses	3,119,576	-	-

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the years ended December 31,
	2023		2024		2025
	Amount	Percentage	Amount	Percentage	Amount	Percentage
PRC Statutory income tax rates	(25,118,909)	25.0%	(6,175,509)	25.0%	(30,315,688)	25.0%
Effect of preferential tax rates	323,804	(0.3)%	667,990	(2.7)%	21,448,229	(17.7)%
Effect of non-taxable loss (1)	(864,477)	0.9%	-	-	-	-
Effect of favorable tax rates on small-scale and low-profit entities	5,669,481	(5.6)%	(298,213)	1.2%	-	-
Change of valuation allowance	23,109,677	(23.0)%	5,805,732	(23.5)%	8,867,459	(7.3)%
Provision for income tax	3,119,576	(3.0)%	-	0.0%	-	0.0%

(1)	Non-taxable loss was primarily due to goodwill impairment loss of Beijing P.X.

Deferred tax assets

The significant components of the deferred tax assets are summarized below:

	As of December 31,
	2024	2025
Deferred tax assets:
Net operating loss carry-forwards	14,071,879	22,929,648
Allowance of credit losses	15,890,837	15,900,526
Less: valuation allowance	(29,962,716)	(38,830,174)
Net deferred tax assets	-	-

As of December 31, 2024 and 2025, the Group had net operating loss carryforwards of approximately RMB47,426,238 and RMB80,529,758, respectively, which arose from the Group’s subsidiaries, VIEs and the VIEs’ subsidiaries established in the PRC. As of December 31, 2024 and 2025, deferred tax assets from the net operating loss carryforwards amounted to RMB14,071,879 and RMB22,929,648, respectively.

As private schools providing compulsory education should not conduct any transaction with any related party under the Implementation Rules, some of the Group’s subsidiaries and Lishui Mengxiang VIE were confronted with the adjustment of business. Thus, the Group considered it more likely than not that those subsidiaries and Lishui Mengxiang VIE could not generate sufficient pre-tax profit in the next 5 consecutive years and the deferred tax assets will not be utilized in the future. As of December 31, 2024 and 2025, the Group provided valuation allowance of RMB29,962,716 and RMB38,830,174, respectively.

17.	Income taxes (Continued)

The movement of valuation allowance is as follows:

	As of December 31,
	2024	2025
Balance at beginning of the year	24,156,986	29,962,716
Disposal of a subsidiary	-	-
Additions	6,240,696	8,867,458
Decrease	(434,966)	-
Balance at end of the year	29,962,716	38,830,174

As of December 31, 2025, the net operating loss carryforwards from the Group’s subsidiaries, VIEs and the VIEs’ subsidiaries established in the PRC will expire, if unused, as follows:

Net operating loss carryforwards
2026	2,611,109
2027	1,009,456
2028	16,586,588
2029	24,870,235
2030	35,452,370
Total	80,529,758

18.	Leases

The Group as a lessor

The Group entered into lease agreements as lessor with both third parties and a related party.

	For the years ended December 31,
	2023	2024	2025
Rental Income
Third parties
Lishui Boyuan Education Consulting Co., Ltd.	-	-	628,931
Langfang Lizhi Education Consulting Co., Ltd.	-	-	330,189
Langfang Xingrun Aviation Service Co., Ltd.	-	-	16,509
Zhejiang Huapu Yifang Technology Co., Ltd.	-	-	4,666
Langfang Quantong Logistics Co., Ltd.	-	-	2,830

Related party
Lianwai Kindergarten	754,285	754,285	377,143
Total	754,285	754,285	1,360,268

The Group continued leasing its space to Lianwai Kindergarten for their operation of kindergarten care service after the disposal in November, 2018. The original lease term expired on 31 December 2025 (Note 20). On the same date, the Group entered into a new one-year lease agreement with Lianwai Kindergarten.

The Group as a lessee

On July 31, 2024, the Group entered into a six-year lease agreement with Hebei Petroleum Technical College for educational use. Following the early termination of the agreement in 2025, the Group is required to complete campus relocation and vacate the property by January 15, 2026.

On December 31, 2025, the Group entered into another lease agreement with AVIC China Railway Education Technology Co., Ltd for education use, with a lease term from December 31, 2025 to March 30, 2031.

	As of December 31,
	2024	2025

Operating right-of-use assets	51,906,613	54,080,188

Operating lease payment liabilities, current	9,208,569	10,479,626
Operating lease payment liabilities, non-current	38,352,135	38,439,295
Total	47,560,704	48,918,921

18.	Leases (Continued)

The weighted average discount rate of the operating lease was 3.84% and 3.78% as of December 31, 2024 and 2025. The weighted average remaining lease term was 5.45years and 4.59 year as of December 31, 2024 and 2025. Cash paid for operating lease was RMB11,628,836 and RMB11,552,022 for the years ended December 31, 2024 and 2025. Operating right-of-use assets obtained in exchange for operating lease payment liabilities was RMB 55,593,928 and RMB11,194,513 for the year ended December 31, 2024 and 2025.

For the years ended December 31 2023, 2024 and 2025, the lease expense was as follows:

	For the years ended December 31,
	2023	2024	2025

Operating leases expense	4,454,857	7,076,506	10,736,663
Short-term lease expense	1,295,043	377,430	308,926
Total	5,749,900	7,453,936	11,045,589

Because most of the leases do not provide an implicit rate of return, the Group used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

The following is a schedule of future minimum payments under the Group’s operating leases as of December 31, 2025:

For the years ended December 31,	RMB
2026	12,169,810
2027	12,830,189
2028	12,830,189
2029	12,830,189
Thereafter	2,452,830
Total lease payments	53,113,207
Less: imputed interest	(4,194,286)
Total operating lease liabilities	48,918,921

19.	Commitments and contingencies

(a)	Commitments

Lease Commitments

The Group as a lessor

The Group leases out the premises to lessees under non-cancellable operating leases. As at the balance sheet date, lease commitments under non-cancellable operating leases where the Group is the lessors are as follows:

2025
Lease income receivable
within 1 year	826,931
after 1 year but not later than 5 years	314,465
Total	1,141,396

The above operating leases do not provide for contingent rents.

The Group as a lessee

The total future minimum lease payments of short-term lease under the non-cancellable operating lease with respect to the house as of December 31, 2025 are payable as follows:

Lease Commitment
Within 1 year	165,000
Total	165,000

As of December 31, 2025, the Group did not have any purchase commitments or capital commitments.

Others

During the year, the Group entered into two agreements for customized education platform development, covering a smart virtual simulation platform with a total contract amount of RMB6.7 million and a digital campus management platform with a total contract amount of RMB5.8 million. Both platforms are expected to be completed in 2027, with future payments of RMB2,680,000 and RMB2,320,000, respectively.

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

In the opinion of management, there were no other pending or threatened claims and litigation as of December 31, 2025 and through the issuance date of these consolidated financial statements.

20.	Related party transaction and balances

Name and relationship with related parties:

Name of related parties	Relationship
Ms. Fen Ye	Significant shareholder, director, and chairlady of the Company
Mr. Biao Wei	A close family member of Ms. Fen Ye, director and Chief Executive Officer of the Company
Lianwai Kindergarten	Controlled by Ms. Fen Ye
Qingtian International School	Ultimately controlled by Mr. Biao Wei
Zhejiang Lishui Qiaoxiang Education Consulting Services Co., Ltd (“Qiaoxiang Education”)	Controlled by Mr. Biao Wei

(a)	Significant transactions with related parties for continuing operations

	For the years ended December 31,
	2023	2024	2025
Rental revenue:
Lianwai Kindergarten	754,285	754,285	377,143

Software license income:
Qiaoxiang Education	-	-	226,415
Total	754,285	754,285	603,558

	For the years ended December 31,
	2023	2024	2025
Disposal of Qingtian International School:
Qiaoxiang Education	23,161,000	-	-

On December 31, 2023, the Group transferred 100% sponsorship interests of Qingtian International School to Qiaoxiang Education which is controlled by the controlling shareholder for a consideration of RMB23.2 million (Note 5).

(b)	Balances with related parties for continuing operations

	As of December 31,
	2024	2025
Due to a related party:
Mr. Biao Wei	1,817,485	1,621,303
Total	1,817,485	1,621,303

	As of December 31,
	2024	2025
Due from related parties:
Qingtian International school	8,750,000	7,090,000
Lianwai Kindergarten	792,000	1,842,000
Total	9,542,000	8,932,000

20.	Related party transaction and balances (Continued)

(c)	Balances with Affected Entity for continuing operations

	As of December 31,
	2024	2025
Due to Affected Entity:
Payables to Affected Entity, non-current	173,046,163	-
Total	173,046,163	-

For the years ended December 31, 2023, 2024 and 2025, other receivables from and payables to Affected Entity were non-interest bearing and unsecure.

Revenue transaction amount were recognized in the consolidated financial statements (Note 16).

21.	Non-controlling interests

In January 2022, the Group entered into an agreement of establishing a joint venture company Beijing Xinxiang Future Technology Development Co., Ltd (“Xinxiang”) with Beijing Renrenzhen Intelligent Technology Co., Ltd (“Renren”) and Beijing Chuang’ao Technology Center LLP. (“Chuangao”). The Group directly held 43% equity interests for a total consideration of RMB4,300,000. Given that the board of directors of Xinxiang consists of five members, three of which shall be appointed by Lishui Mengxiang, the Group controlled Xinxiang as Lishui Mengxiang holds more than half of the voting power in the board of directors of Xinxiang. The remaining 57% interests held by Renren and Chuangao were accounted for as non-controlling interest. As of December 31, 2023, Chuangao withdrew capital of RMB500,000. On June 17, 2024, Xinxiang was deregistered, resulting in a non-controlling interests disposal loss of RMB255,999.

22.	SEGMENT INFORMATION

The CODM reviews financial information of operating segments based on internal management report when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has two reportable segments for operations, includinghigh school and vocational education. . All other operating segments are considered immature and immaterial for separate disclosure purposes and are aggregated within “All Other”, and reconciled to the consolidated financial totals. The Group’s CODM evaluates performance based on the operating segment’s revenue and their operating results. The revenue and operating results by segments were as follows:

	For the year ended December 31, 2023
	High school	Vocational education	All Other	Consolidated

Revenues	16,334,106	29,877,168	4,604,142	50,815,416
Cost of revenues	(21,591,312)	(23,685,307)	(1,573,695)	(46,850,314)
Operating expenses
General and administrative expenses	(2,778,289)	(7,309,405)	(15,357,707)	(25,445,401)
Selling and marketing expenses	-	(16,800)	(1,500)	(18,300)
Impairment loss on goodwill	-	-	(22,677,921)	(22,677,921)
Expected credit loss for receivables and other assets	-	-	(65,138,293)	(65,138,293)
Total operating expenses	(2,778,289)	(7,326,205)	(103,175,421)	(113,279,915)
Total other income/(expenses), net	7,076,175	4,615,303	(2,852,294)	8,839,184
Segment loss before tax	(959,320)	3,480,959	(102,997,268)	(100,475,629)

22.	SEGMENT INFORMATION (Continued)

	For the year ended December 31, 2024
	High school	Vocational education	All Other	Consolidated

Revenues	3,383,866	25,067,284	4,349,510	32,800,660
Cost of revenues	(2,899,012)	(22,594,526)	(10,357,567)	(35,851,105)
Operating expenses
General and administrative expenses	(387,098)	(9,278,628)	(13,133,439)	(22,799,165)
Selling and marketing expenses	-	-	(111,780)	(111,780)
Total operating expenses	(387,098)	(9,278,628)	(13,245,219)	(22,910,945)
Total other income/(expenses), net	71,549	3,443,074	(2,255,266)	1,259,357
Segment income/(loss) before tax	169,305	(3,362,796)	(21,508,542)	(24,702,033)

	For the year ended December 31, 2025
	High school	Vocational education	All Other	Consolidated

Revenues	3,925,775	22,247,737	4,659,478	30,832,990
Cost of revenues	(4,049,479)	(28,305,702)	(10,407,899)	(42,763,080)
Operating expenses
General and administrative expenses	(246,788)	(9,224,089)	(13,997,493)	(23,468,370)
Selling and marketing expenses	-	-	(985,278)	(985,278)
Total operating expenses	(246,788)	(9,224,089)	(14,982,771)	(24,453,648)
Total other (expenses)/income, net	(26,548)	2,415,089	(87,267,544)	(84,879,003)
Segment loss before tax	(397,040)	(12,866,965)	(107,998,736)	(121,262,741)

23.	Restricted net assets

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

23.	Restricted net assets (Continued)

As of December 31, 2025, the total restricted net assets of the Company’s subsidiaries and VIEs incorporated in PRC subjected to restriction, including the registered capital, the PRC statutory reserves and certain education facilities assets, exceeded the 25 percent threshold, which amounted to RMB76.2 million (US$10.9 million). This restriction results in a corresponding requirement to provide the Company’s financial information.

24.	Subsequent events

On January 9, 2026, the Group obtained a borrowing of RMB10,000,000 from Bank of Ningbo with one-year term and an annual interest rate of 3.9%.

On January 13, 2026, Langfang School and Hebei Petroleum College mutually agreed to terminate the cooperation agreement and Langfang School vacated the facilities it occupied at the southern campus of Hebei Petroleum College on January 15, 2026.

On February 25, 2026, Lishui Mengxiang VIE made total capital contribution of RMB2,000,000 to Beijing P.X. by cash.

On March 5, 2026, Mudanjiang Chuangxiang Health Management Co., Ltd. (“Mudanjiang Chuangxiang”) was incorporated in the PRC with 100% ownership by Hebei Chuangxiang.

On April 20, 2026, the Company completed change of the ratio of ADS Ratio, from the current ADS Ratio of one (1) ADS to one hundred (100) ordinary shares to a new ADS Ratio of one (1) ADS to one thousand (1,000) ordinary shares.

The Group has evaluated events subsequent to the balance sheet date of December 31, 2025 through May 12, 2026, the date on which the consolidated financial statements were issued and noted that there are no other subsequent events except for the events mentioned above.

25.	Information: Condensed financial statements of the Company

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

The following condensed financial statements of the Company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company used the equity method to account for its investment in its subsidiaries and VIEs. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiaries and VIEs”. The Company, its subsidiaries and VIEs were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. The Company’s share of income from its subsidiaries and VIEs is reported as equity in loss of subsidiaries and VIEs in the condensed financial statements.

The Company is a Cayman Islands exempted company and, therefore, is not subject to income taxes for all years presented. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2025, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

25.	Information: Condensed financial statements of the Company (Continued)

Condensed Financial Information of the Company

BALANCE SHEETS

	As of December 31,
	2024	2025
	RMB	RMB	US$ (Note 2(g))
ASSETS
Current assets:
Cash	215,770,215	27,742	3,967
Amounts due from subsidiaries and VIEs	43,130,675	374,863,600	53,604,782
Total current assets	258,900,890	374,891,342	53,608,749

Current assets:
Investment in equity securities	-	44,974,376	6,431,250
Total current assets	-	44,974,376	6,431,250

Total assets	258,900,890	419,865,718	60,039,999
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued liabilities and other current liabilities	31,932	31,223	4,465
Investment deficit in subsidiaries and VIEs	66,144,375	218,625,928	31,263,092
Amounts due to subsidiaries and VIEs	46,586,500	48,001,814	6,864,168
Total current liabilities	112,762,807	266,658,965	38,131,725
Total liabilities	112,762,807	266,658,965	38,131,725
Shareholders’ equity:
Class A ordinary shares (USD$0.0001 par value; 19,700,000,000 shares authorized, 71,667,000 and 1,871,667,000 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	50,584	1,368,598	195,707
Class B ordinary shares (USD$0.0001 par value; 100,000,000 shares authorized, 45,000,000 and 45,000,000 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	30,508	30,508	4,363
Additional paid-in capital	343,098,862	476,500,785	68,138,706
Statutory reserves	60,610,543	60,610,543	8,667,192
Accumulated other comprehensive income	12,294,900	6,547,327	936,255
Accumulated deficit	(269,947,314)	(391,851,008)	(56,033,949)
Total shareholders’ equity	146,138,083	153,206,753	21,908,274
Total liabilities and shareholders’ equity	258,900,890	419,865,718	60,039,999

25.	Information: Condensed financial statements of the Company (Continued)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ (Note 2(g))
Operating expenses
General and administrative expenses	(1,292,974)	(2,647,144)	(2,160,564)	(308,957)
Total operating expenses	(1,292,974)	(2,647,144)	(2,160,564)	(308,957)
Other income/(expense)	336	18	(151)	(22)
Impairment loss on Investments	-	-	(83,621,753)	(11,957,752)
Equity in loss of subsidiaries and VIEs, net	(125,338,010)	(21,980,540)	(36,121,226)	(5,165,266)
Loss from subsidiaries and VIEs	(125,337,674)	(21,980,522)	(119,743,130)	(17,123,040)
Net loss	(126,630,648)	(24,627,666)	(121,903,694)	(17,431,997)
Net loss attributable to Lixiang Education Holding Co., Ltd. shareholders	(126,630,648)	(24,627,666)	(121,903,694)	(17,431,997)
Other comprehensive income/(loss), net of nil tax	2,970,553	3,809,859	(5,747,573)	(821,892)
Comprehensive loss	(123,660,095)	(20,817,807)	(127,651,267)	(18,253,889)

STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ (Note 2(g))
Cash flows used in operating activities	(42,725,890)	(861,999)	(331,856,004)	(47,454,777)
Cash flows used in investing activities	-	-	(128,596,129)	(18,389,002)
Cash flows provided by financing activities	41,856,435	-	250,422,660	35,809,964
Effect of exchange rate changes on cash	2,947,203	3,785,027	(5,713,000)	(816,949)
Net changes in cash	2,077,748	2,923,028	(215,742,473)	(30,850,763)
Cash at the beginning of year	210,769,439	212,847,187	215,770,215	30,854,730
Cash at the end of year	212,847,187	215,770,215	27,742	3,967